Form 20-F
period 2004-03-31
EIRCOM LTD; EIRCOM FUNDING; EIRCOM GROUP PLC; VALENTIA TELECOMMUNICATIONS
filed 2004-07-28
CIK 1088652, 1267967, 1267841, 1267842

Use these links to rapidly review the document
TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended March 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-110042

eircom Funding
Valentia Telecommunications
eircom Limited
(Additional Registrants)

eircom Group plc
(Exact name of Registrant as specified in its charters)

England and Wales
(Jurisdiction of incorporation or organisation)

114 St. Stephen's Green West
Dublin 2
Ireland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class / Name of each exchange on which registered

None / NA

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.25% Senior Notes due 2013 issued by Valentia Telecommunications
8.25% Senior Subordinated Notes due 2013 issued by eircom Funding
Guarantee of 7.25% Senior Notes due 2013 from eircom Limited
Guarantee of 8.25% Senior Subordinated Notes due 2013 from eircom Group plc
Guarantee of 8.25% Senior Subordinated Notes due 2013 from eircom Limited
Guarantee of 8.25% Senior Subordinated Notes due 2013 from Valentia Telecommunications

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of €0.10 each: 741,796,320
Convertible Preference Shares of €0.50 each: 173,000,000
Redeemable Preference Shares of €0.50 each: 4,169,893
Trancheable Redeemable Preference Shares of €0.50 each: 66,000,000
Non-Voting Deferred Shares of €0.001 each: 52,000
Sterling Deferred Shares of £1 each: 50,000

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes                ☐ No

        Indicate by check mark which financial statement item the Registrant has elected to follow:

☐ Item 17                ☒ Item 18

CONTENTS PAGE

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Conventions and Financial Statement Presentation

        References in this document to "eircom Group" or the "Company" refer to eircom Group plc, the ultimate parent company of Valentia Telecommunications and eircom. References in this document to "eircom" refer to eircom Limited, an Irish limited company and a wholly-owned subsidiary of Valentia Telecommunications and eircom Group. References in this document to "we", "us", "our", "the Group" and similar terms refer to: eircom and its subsidiaries when discussing events on or prior to 1 November 2001, the date eircom was acquired by Valentia Telecommunications; Valentia Telecommunications and its subsidiaries when discussing events that occurred on or after 2 November 2001 and on or before 8 July 2003, and eircom Group and its subsidiaries when discussing events that occurred on or after 9 July 2003. References in this document to "we believe" and "we expect" are references to the Directors' beliefs and expectations. References in this document to numbers of "employees" refer to numbers of full-time equivalent employees.

        Unless otherwise indicated, financial information in this document has been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"). UK GAAP differs in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of the principal differences relevant to and consolidated financial information of eircom Group and a reconciliation to U.S. GAAP of net profit or loss attributable to group shareholders for the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002, the twelve months ended 31 March 2003, the twelve months ended 31 March 2004 and shareholder's equity as at 31 March 2003 and 31 March 2004 is set forth in note 40 to the consolidated financial information contained in Item 18 "Financial Statements". In November 2003, Senior Notes (see Item 10B "Additional Information—Material Contracts") and Senior Subordinated Notes (see Item 10B "Additional Information—Material Contracts") of the Group were registered with the Securities and Exchange Commission ("SEC"). As SEC registrants, Valentia Telecommunications and eircom Funding, subsidiaries of eircom Group and the issuers of the Senior Notes and the Senior Subordinated Notes, are required to provide a reconciliation to U.S. GAAP for their year-end financial statements. Valentia Telecommunications and eircom Funding do not intend to prepare or publish such U.S. GAAP reconciliations if, in the future, they are not SEC registrants. eircom Group plc and eircom, a subsidiary of eircom Group plc, as guarantors of the Senior Notes and Senior Subordinated Notes are required to provide a reconciliation to U.S. GAAP for their year-end financial statements. eircom Group plc and eircom do not intend to prepare or publish such U.S. GAAP reconcilations if, in the future, they are not guarantors of the Notes or if, in the future, Valentia Telecommunications and eircom Funding are not SEC Registrants.

        We present our financial information in euro, which is our reporting currency.

        Some financial information in this document has been rounded and, as a result, the numerical figures shown as totals in this document may vary slightly from the exact arithmetic aggregation of the figures that precede them.

        This document contains references to EBITDA. "EBITDA" means earnings from continuing operations before interest, taxes, depreciation and amortisation. Although EBITDA is not a measure of operating income, operating performance or liquidity under UK GAAP, it is presented because it is used by some investors to determine a company's historical ability to service indebtedness and fund ongoing capital expenditure and because some of the covenants in the Group's debt agreements are based on similar measures. EBITDA should not, however, be considered in isolation or as a substitute for operating income as determined by UK GAAP, or as an indicator of operating performance, or of cash flows from operating activities as determined in accordance with UK GAAP. Furthermore, EBITDA is derived from the Group's UK GAAP financial statements. This document contains a quantitative reconciliation of EBITDA to the closest UK GAAP measure.

Note on Information Sources

        We operate in an industry in which it is difficult in certain cases to obtain precise industry and market information. Unless the source is otherwise stated, the industry and market data in this document have been derived from our management records. The non-financial operating data included in this document have been extracted without material adjustment from our management records. Where stated, the market and competitive position data in this document have been obtained from quarterly and other information published by ComReg, the Irish telecommunications regulator, or from other third-party sources. None of such data has been independently verified by eircom Group.

Non Incorporation of Website Information

        The contents of our website referred to in this document do not form part of this document.

Cautionary Note Regarding Forward-Looking Statements

        This document includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the intentions, beliefs or current expectations of eircom Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Group and the industries in which it operates.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward-looking statements contained in this document. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Group, and the development of the industries in which it operates, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to:

  •
  changes in the competitive and regulatory framework in which the Group operates;

  •
  increased competition from other companies in the industry in which the Group operates and its ability to retain its market share;

  •
  changes in consumer preferences among communication technologies, including trends toward mobile substitution;

  •
  the Group's ability to generate growth or profitable growth, particularly as growth slows in the Irish fixed-line telecommunications market;

  •
  the Group's high leverage and ability to generate sufficient cash to service its debt;

  •
  the impact of changes in accounting principles;

  •
  regulatory developments with respect to tariffs, terms of interconnect and customer access;

  •
  the Group's ability to comply with existing and newly implemented regulatory regimes;

  •
  the Group's ability to reduce its workforce and control its capital expenditure and other costs;

  •
  significant changes in interest rates; and

  •
  general local and global economic conditions.

        You are advised to read this document in its entirety, and, in particular, the sections of this document entitled Item 3B "Key Information—Risk Factors", Item 4D "Information on the Company—Our Business", Item 4E "Information on the Company—Regulation", Item 5 "Operating and Financial Review and Prospects" and Item 18 "Financial Statements" for a further discussion of the factors that could affect the Group's future performance and the industries in which it operates. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

        Other than in accordance with the Group's legal or regulatory obligations, we undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

        All subsequent written and oral forward looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Form 20-F.

PART I

ITEM 1
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        This item is not applicable.

ITEM 2
OFFER STATISTICS AND EXPECTED TIMETABLE

        This item is not applicable.

ITEM 3
KEY INFORMATION

A.    SELECTED FINANCIAL INFORMATION

        On 21 July 2003, eircom Group plc (successor) became the ultimate holding company of the Group, by acquiring the entire issued share capital of Valentia Telecommunications and its subsidiaries in a share for share exchange (the eircom Group Acquisition). This acquisition has been accounted for in accordance with the principles of merger accounting. Under FRS 6 "Acquisitions and Mergers" merger accounting is permitted to be used in the case of a group restructuring provided that the conditions set out in FRS 6 are met, including that merger accounting is not prohibited by the Companies Act. On 2 November 2001, Valentia Telecommunications' offer to acquire all of the shares of eircom Limited became unconditional and we account for the acquisition of eircom from that date. eircom and its consolidated subsidiaries prior to the acquisition are referred to as the "predecessor". eircom Group and Valentia Telecommunications and their consolidated subsidiaries, from and after the acquisition of eircom, are referred to as the "successor".

        The table below sets out summary historical consolidated financial information for eircom Group.

        We have derived the summary historical consolidated financial information of eircom Group from its audited historical consolidated financial statements as of 31 March 2004 and 31 March 2003 and for the financial years ended 31 March 2004 and 31 March 2003 and for the financial period 2 November 2001 to 31 March 2002, and from the audited historical consolidated financial statements of its predecessor for the financial period 1 April 2001 to 1 November 2001, included elsewhere in this document and from the audited historical consolidated financial statements of its predecessor for the financial years ended 31 March 2000 and 31 March 2001.

        Unless otherwise indicated, the financial information in this document has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from U.S. GAAP. A discussion of the principal differences relevant to the financial statements of eircom Group and a reconciliation to U.S. GAAP of net profit attributable to Group shareholders for the financial periods from 1 April 2001 to 1 November 2001, from 2 November 2001 to 31 March 2002 and for the years ended 31 March 2003 and 31 March 2004 and shareholder's equity as at 31 March 2003 and 31 March 2004 is set forth in note 40 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements".

        The summary historical financial information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and Item 18 "Financial Statements".

eircom Group plc

	Predecessor(1)			Successor
	Financial Year Ended 31 March 2000	Financial Year Ended 31 March 2001	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Consolidated Profit and Loss Data: Amounts in accordance with UK GAAP Continuing operations
Turnover	€1,527	€1,540	€946	€699	€1,682	€1,628
Cost of sales	(279)	(365)	(294)	(214)	(499)	(410)

Gross profit	1,248	1,175	652	485	1,183	1,218

Operating costs before depreciation, goodwill amortised and operating exceptional charges	(662)	(726)	(433)	(241)	(648)	(632)
Depreciation	(339)	(346)	(213)	(188)	(399)	(368)
Exceptional fixed asset impairments	—	—	(49)	—	—	(38)
Operating exceptional charges	(53)	(10)	(93)	—	(13)	(24)
Goodwill amortised on subsidiary undertakings	(4)	(5)	(5)	(16)	(38)	(38)

Total operating costs	(1,058)	(1,087)	(793)	(445)	(1,098)	(1,100)
Group operating profit/(loss) before group share of associated undertaking	190	88	(141)	40	85	118
Group's share of operating losses of associated undertakings	(4)	—	—	(1)	—	—
Goodwill amortised on associated undertakings	(5)	—	(2)	—	—	—

Operating profit/(loss) from:
Continuing operations	181	88	(143)	39	85	118
Discontinued operations	93	90	23	—	—	—

Group Operating profit/(loss)	274	178	(120)	39	85	118
Non-operating exceptional items(2)	3	(100)	(60)	—	3	1
Amounts written off investments	—	—	(12)	—	—	—
Interest payable and similar charges (net)	(6)	(12)	(7)	(52)	(134)	(157)
Exceptional interest payable and similar charges	—	—	—	(54)	—	(51)

Profit/(loss) on ordinary activities before taxation and minority interests	271	66	(199)	(67)	(46)	(89)
Taxation charge/credit on profit/(loss) on ordinary activities	(66)	9	43	(8)	6	(14)
Minority interests	(6)	(6)	(2)	—	—	—

Profit/(loss) after taxation and minority interest	199	69	(158)	(75)	(40)	(103)
Dividend in specie on the Demerger of mobile business	—	—	(176)	—	—	—
Dividend Paid and Payable (including dividends and other appropriations in respect of non-equity shares)	(101)	(90)	(11)	(12)	(22)	(428)

Profit /(loss) absorbed for the financial period	€98	€(21)	€(345)	€(87)	€(62)	€(531)

Earnings per Share	(in euro)
Basic and diluted EPS	€0.09	€0.03	€(0.07)	€(0.16)	€(0.12)	€(0.24)
Amounts in accordance with U.S. GAAP
U.S. GAAP net income/(loss) consists of (loss)/income from:
Continuing operations	€(263)	€(325)	€(272)	€(39)	€(212)	€(199)
Discontinued operations	412	35	(46)	5	(5)	—
Net income/(loss)	€149	€(290)	€(318)	€(34)	€(217)	€(199)
Operating (loss)/profit from continuing operations		€(322)	€(317)	€2	€(72)	€11
Basic and diluted earnings/(loss) per share
Continuing operations	€(0.13)	€(0.16)	€(0.13)	€(0.11)	€(0.47)	€(0.43)
Discontinued operations	€0.20	€0.02	€(0.02)	€0.01	€(0.01)	€—

	Predecessor		Successor
	As at
	31 March 2000	31 March 2001	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Consolidated Balance Sheet Data:
Amounts in accordance with UK GAAP
Cash in bank and at hand(3)	€135	€150	€316	€440	€352
Total fixed and current assets	3,025	3,214	4,352	3,970	3,725
Total net assets	1,467	1,620	812	757	549
Total debt(4)	234	340	2,414	2,231	2,311
Equity shareholders' funds	1,461	1,610	560	505	306
Non-equity shareholders' funds	—	—	252	252	243

Total shareholders' funds	€1,461	€1,610	€812	€757	€549

Amounts in accordance with U.S. GAAP
Total Equity	€1,576	€1,434	€604	€414	€119

	Predecessor			Successor
	Financial Year Ended 31 March 2000	Financial Year Ended 31 March 2001	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Other Financial Data:
EBITDA from continuing operations(5)	€537	€463	€128	€243	€524	€562
Net cash inflow from operating activities	€664	€575	€172	€146	€497	€490
Capital expenditure and financial investment	€567	€410	€191	€81	€239	€227

(1)
eircom and its consolidated subsidiaries, prior to the acquisition of the entire share capital of eircom by Valentia Telecommunications on 2 November 2001 are referred to as the "predecessor". After the acquisition, eircom Group and its consolidated subsidiaries are known as "successor"

(2)
Non-operating exceptional items after operating profit/(loss) have been grouped together for presentation purposes. These exceptional items for these periods are as follows:

	Predecessor			Successor
	Financial Year Ended 31 March 2000	Financial Year Ended 31 March 2001	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Exceptional gain on the disposal of fixed assets	€8	€24	€2	€—	€2	—
Exceptional gain on the disposal of Cablelink	407	—	—	—	—	—
Exceptional restructuring charge	(412)	—	—	—	—	—
Exceptional provision for exit from certain international and multi-media activities	—	(113)	(3)	—	—	—
Exceptional gain on exit from subsidiaries	—	—	—	—	1	1
Exceptional cost arising on demerger of mobile business	—	(11)	(59)	—	—	—

Total non-operating exceptional items	€3	€(100)	€(60)	€—	€3	€1

(3)
Excludes restricted cash in hand and at bank of €70 million at 31 March 2004.

(4)
Total debt represents our gross debt at 31 March 2004 before the offset of the capitalised fees of €47 million relating to the refinancing of the debt, which are being amortised over the life of the debt.

(5)
EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortisation. EBITDA from continuing operations does not reflect cash outflows in connection with our staff restructuring programme. The following table sets forth a reconciliation of EBITDA to Group operating profit/(loss):

	Predecessor			Successor
	Financial Year Ended 31 March 2000	Financial Year Ended 31 March 2001	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Group operating profit/(loss)	€274	€178	€(120)	€39	€85	€118
Operating profit from discontinued operations	(93)	(90)	(23)	—	—	—
Depreciation	339	346	213	188	399	368
Exceptional fixed asset impairments	—	—	49	—	—	38
Goodwill amortised on associated undertakings	5	—	2	—	—	—
Goodwill amortised on subsidiary undertakings	4	5	5	16	38	38
Exceptional gain on the disposal of fixed assets	8	24	2	—	2	—

EBITDA from continuing operations	€537	€463	€128	€243	€524	€562

  A provision of €412 million was created in the financial year ended 31 March 2000 to finance the restructuring programme, which has been utilised principally to pay for staff exits. Therefore, EBITDA from continuing operations does not reflect cash outflows in connection with our staff restructuring programme, other than in respect of an additional provision of €11 million charged to the profit and loss account in the financial year ended 31 March 2003 in respect of a net deficit on our annuity plan offered as part of the restructuring programme. The cash outflows in connection with our staff restructuring programme were €38 million, €44 million, €9 million, €109 million, €136 million and €nil in the financial year ended 31 March 2004, the financial year ended 31 March 2003, the financial period from 2 November 2001 to 31 March 2002, the financial period from 1 April 2001 until 1 November 2001, the financial year ended 31 March 2001, and the financial year ended 31 March 2000, respectively. We anticipate that costs associated with further staff reductions will impact our earnings in the year beginning 1 April 2004 and in subsequent years.

  EBITDA is not a measure of operating profit, operating performance or liquidity under UK GAAP. We include EBITDA because we understand it is used by some investors to determine a company's historical ability to service indebtedness and fund ongoing capital expenditure, and because some of the covenants in our debt agreements are based on similar measures. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income as determined by UK GAAP, or as an indicator of our operating performance, or of cash flows from operating activities as determined in accordance with UK GAAP. See note 30 of the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements" for a reconciliation of total profit/(loss) to cash flow from operations.

Exchange Rate Information

        The following chart shows, for the period from 1 January 2000 through 30 June 2004, the high, low, period average and period end noon buying rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as dollars per €1.00. The euro did not exist as a currency prior to 1 January 1999.

        Ireland is a participant in the European Monetary Union. In accordance with the Maastricht Treaty, the euro was launched as the single European currency on 1 January 1999. Upon the launch of the euro, the exchange rate for the Irish punt was irrevocably fixed at IRP 0.787564 = €1.00, and on 1 January 2002, the Irish punt was replaced as the lawful currency of Ireland by the euro.

	U.S. dollars per €1.00
	High	Low	Average(1)	Period end
Year
2000	1.0335	0.8270	0.9303	0.9388
2001	0.9535	0.8370	0.8903	0.8822
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
Month
December 2003	1.2521	1.1956	1.2292	1.2521
January 2004	1.2853	1.2389	1.2625	1.2452
February 2004	1.2848	1.2426	1.2646	1.2441
March 2004	1.2431	1.2088	1.2261	1.2292
April 2004	1.2358	1.1802	1.1989	1.1975
May 2004	1.2274	1.1801	1.2000	1.2217
June 2004	1.2320	1.2006	1.2146	1.2179

(1)
The average rate for the euro is calculated as the average of the month-end noon buying rates for the relevant year-long period or the average of the noon buying rates on each business day for the relevant month-long period.

        The noon buying rate of the euro on 22 July 2004 was $1.2273 = €1.00.

        The above rates may differ from the actual rates used in the preparation of the consolidated financial statements and other financial information appearing in this document. Our inclusion of these exchange rates is not meant to suggest that the euro amounts actually represent such dollar amounts or that such amounts could have been converted into dollars at any particular rate, if at all.

B.    RISK FACTORS

Risks Relating to Our Business

        Increasing competition in the fixed-line telecommunications market makes us vulnerable to further market share loss

        The Irish fixed-line telecommunications market, the market in which we operate, is competitive, and we believe that continuing regulatory initiatives will make it increasingly so. Since 2000, we have been required to provide carrier pre-selection, which allows customers to choose another authorised operator as the default carrier for some or all calls, and geographic and non-geographic number portability, which allows customers to change to another authorised operator without changing their telephone number. Additional regulatory measures were recently introduced, including carrier pre-selection enhancements, which allow other authorised operators to offer customers connected to our network a bundled product consisting of line rental and call services with a single bill, and partial private circuits, which allow other authorised operators to use our network to provide connectivity from their customers' premises to their point of connection with our network. We were required to provide single billing through wholesale line rental ("WLR") in June 2003, partial private circuits in July 2003 and carrier pre-selection enhancements in September 2003. These regulatory initiatives have increased the ease with which our customers can move to other authorised operators.

        We have had significant success in winning back lost customers in the past. Since carrier pre-selection was introduced in January 2000, we estimate, based on our internal traffic analysis system, that we have succeeded in winning back approximately 60% of customers who had moved to other authorised operators. However, restrictive guidelines introduced by ComReg in September 2003 on conducting win-back sales activities when a customer chooses an alternative operator (which, for example, prohibit us from contacting a former customer for at least a three month period from the date of the loss of that customer) will make it harder for us to regain lost business in the future. Since the liberalisation of the Irish fixed-line telecommunications market, our market share, based on turnover, has decreased. Prior to the liberalisation, we held a virtual monopoly in the market. In the first year following liberalisation, according to quarterly data published by ComReg, our market share, based on turnover, decreased to approximately 93% at 31 December 1999. At 31 March 2004, our market share, based on turnover, was approximately 80%. Due to the regulatory measures described above and increasing competition, we are vulnerable to further loss of market share in the future.

        Competition in our business could also lead to:

  •
  loss of existing or prospective customers and greater difficulty in retaining existing customers;

  •
  continued price erosion for our products and services;

  •
  increased pressure on our profit margins, preventing us from maintaining or improving our current level of operational profitability; and

  •
  obsolescence of existing technologies and the need for more rapid deployment of new technologies.

        Our turnover and profitability will be adversely affected as the rate of growth in the Irish fixed-line telecommunications market continues to decline as a result of increasing mobile substitution or otherwise

        According to quarterly data published by ComReg in June 2004, growth in the Irish fixed-line telecommunications market has slowed. The market has declined in the financial year ended 31 March 2004, with total fixed-line revenues declining by 2% in the fourth quarter and by 5.6% for the year. Annualised total fixed-line revenues fell from 60% of total telecomms revenue in 2002 to 55% in 2004. We believe that the decline in the fixed-line market overall, as well as a decline in revenues in the fixed-line voice sector, has been caused by increasing competition, particularly from mobile operators, and the slowing rate of growth in the Irish economy. Although the effects of fixed-to-mobile substitution are difficult to quantify, we believe it has had a negative impact on growth in the fixed-line market and will continue to do so, as a growing number of customers not only place more calls from a mobile telephone instead of a fixed-line, but choose to forego having a fixed-line installed at home in favour of using a mobile phone. We believe that annual growth rates in the fixed-line market will continue to slow or decline, and there may continue to be periods of flat or negative growth, making it more difficult for us to increase turnover or even leading to a decrease in turnover.

        We have a significant amount of indebtedness, which may impair our operating and financial flexibility and could adversely affect our business and financial position and our ability to pay dividends

        We have a substantial amount of debt and significant debt service obligations. As of 31 March 2004, we had gross outstanding indebtedness of €2.311 billion. Through Valentia Telecommunications, we have unused commitments of €150 million under our Senior Credit Facility (see Item 10B "Additional Information—Material Contracts"). We anticipate that our substantial leverage will continue for the foreseeable future.

        Our substantial indebtedness will have important consequences for stakeholders. For example, it:

  •
  will require us to dedicate a substantial portion of our cash flow from operations to payments to service our debt, which will reduce the funds available for working capital, capital expenditure, acquisitions and other general corporate purposes;

  •
  will limit our ability to pay dividends;

  •
  will limit our ability to borrow additional funds for working capital, capital expenditure, acquisitions and other general corporate purposes;

  •
  could limit our flexibility in planning for, or reacting to, changes in technology, customer demand, competitive pressures and the industries in which we operate;

  •
  could place us at a competitive disadvantage compared to our competitors that are less leveraged than we are; and

  •
  could increase our vulnerability to both general and industry-specific adverse economic conditions.

        The Senior Credit Facility, the Senior Notes and the Senior Subordinated Notes contain a number of financial, operating and other obligations that limit our operating and financial flexibility. Our ability to comply with these obligations depends on the future performance of our business.

        In addition, interest on debt under our Senior Credit Facility is calculated on a floating rate basis. With effect from 1 April 2004 we have €750 million of unhedged floating rate debt under our Senior Credit Facility, with interest rates at 1.5% over EURIBOR. An increase in interest rates would increase our interest expense under the Senior Credit Facility which would in turn reduce the funds available to make payments on our Senior Notes and Senior Subordinated Notes and any other debt we have. It would also reduce the funds available to finance our operations and future business opportunities and to pay dividends, with potentially further adverse effects as described above.

        We are dependent on increased turnover from data services, which is an increasingly competitive market

        We are dependent upon increased turnover from data services to offset the impact of the declining market for fixed-line voice services on our operating results and to maintain our long term profitability. If demand for Internet access and usage does not grow, if our customers do not adopt our more expensive and faster forms of Internet access, such as ADSL, or if our competitors offer cheaper or more attractive services, we may not be able to grow our data services turnover. Furthermore, we expect to experience increased competitive pressure on our narrowband Internet access data revenues.

ComReg has required us to introduce a wholesale fixed rate internet access call origination, or FRIACO, product to encourage competition in the Internet access services market. FRIACO allows our competitors to introduce new forms of low-cost narrowband Internet access services, including unmetered access for a fixed monthly subscription. Our competitors may use FRIACO to provide narrowband Internet access services at prices low enough to erode our market share and cause us to reduce our prices substantially. Reduced turnover from narrowband Internet access services could have an adverse impact on our results of operations. In addition, we may face increased competition in this market from mobile companies following the implementation of third generation, or 3G, technology, which will allow mobile operators to offer higher rate data services to their subscribers through their mobile networks.

        Changes in accounting principles (particularly the introduction of International Financial Reporting Standards (IFRS)) may materially affect our financial results and our ability to pay dividends

        In accordance with UK company law, we currently prepare the financial statements of eircom Group in accordance with UK GAAP. From time to time, accounting standards change and future changes to UK GAAP or the introduction of new accounting standards may materially affect our financial results and our ability to pay dividends.

        In particular, in June 2002, the Council of Ministers of the European Union approved a regulation (the "Regulation") requiring all companies that are governed by the law of a member state of the European Union and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with IFRS as adopted by the European Union. The Regulation is effective for each financial year starting on or after 1 January 2005 for companies with listed equity securities. We therefore expect to prepare our consolidated financial statements for the financial year ending 31 March 2006 and thereafter in accordance with IFRS, rather than current UK GAAP. We expect that there will be continuing significant development in IFRS between now and 2006 and, consequently, there is uncertainty about what IFRS will require in 2006. However, we believe that adoption of IFRS may materially affect our financial results in the following areas: pensions (see the Risk Factor entitled "Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends"), derivatives (as a result of the requirement under IFRS to fair value derivatives and reflect the marked-to-market difference in value in our financial results and distributable reserves), fixed assets revaluation, share based compensation and taxation. It is not at this time possible to quantify the impact of adopting IFRS on our financial results for the financial year ending 31 March 2006 or subsequent periods. However, we currently expect that implementation of IFRS may have a negative effect on our financial results, including distributable reserves and our ability to pay dividends.

        Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends

        As at 31 March 2004, we had a net pension deficit (net of deferred tax) of €256 million of which €192 million (net of deferred tax) is not currently recognised in our financial statements as a reduction in distributable reserves, determined in accordance with Financial Reporting Standard No. 17, "Retirement Benefits" ("FRS 17"). As permitted under the transitional rules for implementing FRS 17, €192 million of this net pension deficit is not currently recognised in the balance sheet but the deficit is disclosed in note 34 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements". If the deficit persists or increases in future periods (which is dependent, amongst other things, on changes in the valuation of publicly traded equities and interest rates), we may need to increase our pension contributions, which would have a negative impact on our cashflows, profitability, financial condition, net assets and distributable reserves and could impact on our ability to pay dividends.

        Under current UK GAAP, we would be required to fully implement FRS 17 in our financial year ending 31 March 2006, at which time we would be required to recognise the full amount of any unrecognised surplus or deficit in our consolidated financial statements. If a deficit determined in accordance with FRS 17 continues to exist at this time, we would be required to recognise this deficit as a reduction in our net assets and our ability to pay dividends would be reduced by the amount of that unrecognised deficit or eliminated entirely.

        However, as described in the Risk Factor entitled "Changes in accounting principles (particularly the introduction of International Financial Reporting Standards (IFRS) may materially affect our financial results and our ability to pay dividends", we expect to prepare our financial statements for the financial year ending 31 March 2006 and thereafter in accordance with IFRS, rather than current UK GAAP (including FRS 17). The accounting treatment for a pension surplus or deficit under IFRS is different from FRS 17 and is addressed in International Accounting Standard 19 ("IAS 19"). The accounting treatment for first time adoption of IFRS is addressed in IFRS 1 which sets out how IAS 19 should be applied on first time adoption of IFRS. The adoption of IAS 19 as it currently stands allows the recognition of the net actuarial loss element of a pension deficit as a realised loss in the profit and loss account (and distributable reserves) to be spread over the average remaining working lives of employees in the scheme, provided the necessary actuarial information is available, rather than as a single reduction in distributable reserves as would be the case with FRS 17. Our distributable reserves, and consequently our ability to pay dividends, would be reduced to the extent that the deficit is required to be recognised at the end of each financial year. If we have a significant pension deficit in 2006 (which is dependent, amongst other things, on changes in the valuation of publicly traded equities and interest rates), depending on the accounting treatment adopted at that time, we may (unless we are able to take steps to increase distributable reserves within the Group) be unable to pay any dividends.

        In order to maintain or improve our profitability, we need to implement a further reduction in our existing workforce, which may be difficult to implement

        In order to maintain or improve our profitability, we need to continue to reduce our existing workforce. Our ability to do so, however, is limited by statutory protections enjoyed by our employees and the terms of our agreements with trade unions. Accordingly, we are focusing on reducing our workforce through, among other things, voluntary severance and early retirement programmes. We have reduced the average number of employees from 10,529 for the financial year ended 31 March 2002 to 9,129 for the financial year ended 31 March 2003 and 8,306 for the financial year ended 31 March 2004. The reduction in average headcount primarily reflects uptake on our voluntary leaving programmes and the reduction of employee numbers relating to businesses that we discontinued, exited or disposed of during the three-year period to 31 March 2004. Although we intend to continue to offer voluntary severance and early retirement programs to our employees on a targeted basis, there can be no assurance that we will be able to implement further sizeable reductions.

        Unless we are able to achieve a sizeable reduction in our existing workforce over the next few years, our profitability is likely to decline. In addition, the measures that we implement to reduce employee numbers may entail significant costs affecting our earnings. We created a provision of €412 million in the financial year ended 31 March 2000 to finance our restructuring programme, which has been used principally to pay for staff exits. Included within this provision is a net deficit on an annuity plan offered as part of the restructuring programme. As at 31 March 2004, this element of the provision (€72 million) is expected to be utilised over a period of 9 years. The remainder of the provision, €8 million at 31 March 2004, was utilised by 30 June 2004.

        Further anticipated staff reductions for the year beginning 1 April 2004 and subsequent years will impact our earnings after the provision created in the financial year ended 31 March 2000 is fully utilised, either as a result of a new provision or in the form of periodic charges for severance costs as they occur. We anticipate that the cost of reducing headcount will be approximately €140 million over the next four years, or a shorter period if we are able to accelerate our voluntary severance programmes.

        Changing technologies and markets could require us to make substantial additional investments, increase competition and have a negative impact on our turnover

        We operate in an industry characterised by rapid technological and market changes. We must anticipate and adapt to these changes and introduce, on a timely basis, competitively priced products and services that meet constantly changing industry standards and customer preferences. As new technologies are developed, we may have to implement these new technologies at a substantial cost to us in order to remain competitive. In addition, our competitors may implement new technologies, products or service initiatives before we do, allowing these competitors to provide lower-priced or better-quality services than we provide. In particular, the widespread adoption of Voice over IP, or VoIP, services based on broadband access technologies may negatively impact our revenues from circuit switched voice services. If this occurs, it could hamper our ability to compete effectively and, as a result, decrease our turnover and operating profits.

        Our profitability may suffer if we are unable successfully to enter new markets, such as the markets for mobile and other non-fixed line telecommunications services

        As part of our strategy, we look to identify and exploit opportunities for future growth. One market that we believe may offer significant opportunities is the market for mobile telecommunications services. Up until May of this year, we were prevented from entering the mobile telecommunications market by our agreements with Vodafone Group plc, which we entered into in connection with the demerger of Eircell. We have yet to identify an attractive commercial proposition for a re-entry to the Irish mobile market. We are working to identify value creating opportunities for our shareholders taking account of the market situation, our disciplined expenditure programme, regulatory developments and the willingness of other authorised operators to enter into commercial arrangements. We may also, if we determine it to be in our interests, enter into other non-fixed line telecommunications businesses such as wireless telecommunications. In each case, we may be required to invest substantial funds and other resources or enter into strategic alliances with other authorised operators in order to enter and compete in these markets. We may not have the resources necessary for such investment or find suitable partners nor can we assure you that any businesses we enter into in the future will perform as well as we might expect or perform at all.

        The Government of Ireland may use its position as a customer in the Irish fixed-line telecommunications market to promote competition in the market in a manner that is unfavourable to us

        The Government of Ireland is a significant customer of ours through its various agencies. We provide a range of services to the Government under several contracts with differing renewal dates. Press reports have suggested that the Government may seek to use its service requirements to promote competition in the fixed-line telecommunications market. While we will compete for renewal of Government business as those contracts come up for tender or renewal, if the Government were to transfer a significant portion of its business to other authorised operators, our turnover may decline, which would adversely affect our profitability.

        We are dependent on Ireland for substantially all of our turnover and, if growth in the Irish economy slows, it could have a negative effect on our turnover and profitability

        Substantially all of our turnover is generated in Ireland. Demand for our products and services in Ireland is influenced by a number of factors, including the strength of the Irish economy. If economic growth in Ireland slows, it could have a material negative effect on our turnover and profitability.

        A change in our tax residence could have a negative effect on our profitability

        Although we are incorporated in England and Wales, our directors seek, and intend to continue to seek, to ensure that our affairs are conducted in such a manner that we are resident in Ireland for Irish and UK tax purposes and for the purposes of the United Kingdom-Ireland double tax treaty. The UK tax authorities have confirmed that, based on the current activities and circumstances of our subsidiaries, we will not be liable to UK tax under the UK "controlled foreign companies" tax regime in respect of our subsidiaries. We are in the process of agreeing arrangements with the UK tax authorities for the payment of any UK tax liabilities which accrued during the short period while we were UK resident, and our directors believe that any such tax liabilities will be immaterial.

        It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or the renegotiation of the United Kingdom Ireland double tax treaty, or as a result of any change in conduct of our affairs following a review by our directors or a change in the activities or circumstances of our subsidiaries, we could become, or be regarded as having become, resident in the United Kingdom or elsewhere or become liable to UK tax under the UK "controlled foreign company" tax regime.

        Should we cease to be an Irish tax resident, we may be subject to a charge to Irish capital gains tax on our assets, and our change of residence might cause some or all of our subsidiaries to cease to be Irish tax resident which could make them also subject to a charge to Irish capital gains tax on their assets, other than Irish trading assets. This could also interfere with the manner in which interest costs of Valentia Telecommunications and eircom Funding are utilised for Irish tax purposes. This could also mean that dividends paid between companies in the Group could give rise to taxation as opposed to the current position whereby dividends paid by one Irish resident company to another Irish resident company do not give rise to a liability to Irish taxation.

        It may not be possible to effect service of process upon us or enforce court judgements against us or our Directors

        We are incorporated under the laws of England and Wales and resident in Ireland and the majority of our Directors are citizens or residents of Ireland. Additionally, a substantial portion of the assets of such persons and many of our assets are located in Ireland. As a result, it may not be possible to effect service of process outside England or Ireland against us or our Directors or enforce the judgement of a non-English or non-Irish court against us or our Directors. There is doubt as to the enforceability in England and Ireland, in original actions or in actions for enforcement of judgements of U.S. courts, of civil liabilities predicated upon U.S. federal securities laws.

Risks Relating to Regulatory and Licensing Matters

        The provision of telecommunications services in Ireland is subject to extensive regulation. The interpretation of existing regulations in a manner unfavourable to us, or the adoption of new policies or regulations that are unfavourable to us, could disrupt our business operations and could cause our operating profit to decline

        The telecommunications services that we provide are subject to extensive regulation. ComReg oversees the manner in which we provide many of our retail and wholesale services and regulates the prices at which they are provided. In addition, the Minister for Communication, Marine and Natural Resources ("the Minister") may, in the interests of proper and effective regulation of the telecommunications market, give policy directions to ComReg to be followed by ComReg in the exercise of its regulatory functions. ComReg, which is obligated to pursue a policy of fostering increased competition in the Irish telecommunications market, also requires us to provide specified wholesale services to other authorised operators in order to allow these operators to compete in the retail market. Providing these wholesale services has resulted in a loss of our market share in the retail fixed-line market, which we believe is likely to continue to decline. ComReg is also in the process of introducing new requirements to foster further competition, which could lead to further market share loss. We expect that other authorised operators will seek to exploit these new requirements to increase their market share, but we do not know to what extent these actions will impact us.

        If ComReg changes the terms of the retail price cap it has imposed, our ability to adjust our pricing may be further restricted and, as a result, our turnover and operating profit may decline

        In February 2003, ComReg changed the cap it imposes on a specified basket of our retail products and services, from a permitted annual change in average prices equal to the Irish consumer price index minus 8%, to a permitted annual change equal to the Irish consumer price index minus 0%. ComReg also made other changes, including eliminating the sub-caps it had previously imposed on individual services within the basket. When ComReg announced these changes, it indicated that it believed it would be appropriate to review the retail price cap in three years. However, ComReg could review the retail price cap earlier if it believes it would be appropriate to do so in order to regulate the market. For example, our recent implementation of a PSTN line rental increase of 7.5% generated negative consumer, media and political reaction.

        It is possible that ComReg will introduce additional constraints on future line rental price increases. For example although we have offered carrier pre-selection single billing through WLR since 2 June 2003, on 20 February 2004, ComReg issued a number of directions requiring us to introduce a single billing WLR product by 31 March 2004. On 26 March 2004, the Minister issued a policy direction to ComReg, which required ComReg to introduce a single billing WLR product into the Irish market by 31 March 2004 at a margin wide enough to encourage competition. The direction also states that ComReg will from 30 June 2004 report monthly to the Minister on the commercial take-up of the WLR product and a review will be undertaken by 24 September 2004 on the overall impact of the introduction of the product on competition and line rental. If the progress envisaged is not evident at this time through either delays on its availability, its robustness or the services needed to support the successful introduction of this product, the Minister will direct ComReg to examine, subject to relevant requirements under European and National law, taking line rental out of the present price cap and to examine setting a specific rental cap no greater than the Irish consumer price index ("CPI"), or to take whatever other appropriate steps are necessary to ensure its successful introduction.

        Any decision by ComReg to review the retail price cap could adversely affect our ability to adjust our prices with a consequential negative impact on our turnover and operating profit.

        ComReg recently issued new pricing directions over our wholesale services, which may negatively impact our turnover and operating profit

        ComReg requires us to provide wholesale services to other authorised operators and regulates the prices at which we offer these services. For example, the pricing of unbundled local loop access services, as well as most of the other wholesale services we offer, generally must be based on the long-run incremental costs of providing them, together with a permissible rate of return on our capital. We have not been able to reach a definitive agreement with ComReg on the quantifications of costs that are to be used to determine the pricing for unbundled local loop access services or the appropriate levels of pricing for several of our other wholesale services.

        Despite continuing negotiations, on 28 May 2003, ComReg directed a price of €14.67 per month for the unbundled local loop access services we provide to other authorised operators, which was to be applied with immediate effect. This price contrasts with a price of €16.81 per month which we had previously agreed with ComReg. ComReg also directed us to apply its quantifications of our costs, as appropriate, to recalculate the prices at which we must offer partial private circuits, a particular type of wholesale leased line that ComReg had required us to introduce.

        We sought, and were granted, leave to apply for judicial review of these ComReg directions in the Irish High Court and obtained a stay preventing their enforcement pending the determination of the proceedings. While the stay was in effect, we were required to continue to offer access to our unbundled local loops at €16.81 per month and to apply relevant elements of this price to our partial private circuits products. On 26 September 2003, we settled the proceedings with ComReg. As a result of this settlement, the price of €16.81 per month will apply until 31 March 2004, with a new price to be implemented with effect from 1 April 2004. The new price has not yet been agreed and will not be applied retrospectively to the period before 1 April 2004. ComReg are currently evaluating both the responses to two public consultations and additional data provided by eircom following a series of bilateral meetings between ComReg and eircom with a view to determining new unbundled local loop prices. It is possible that we will be required to offer these services to our competitors at prices which we do not believe reflect the costs we incur in providing them. ComReg may also require us to recalculate prices for other wholesale services using these cost calculations. In February 2004, we reduced our prices for partial private circuits by approximately 20%.

        Consistent with the Minister's 26 March 2004 policy direction to ComReg, on 31 March 2004 we launched our enhanced carrier pre-selection single billing through WLR product. ComReg have directed that from 1 April 2004 prices for the WLR product will be set at the retail price less 10%. ComReg considers that this margin should apply for at least one year.

        If we are ultimately required to recalculate some or all of our wholesale prices or introduce further new wholesale products that result in increased competition, our turnover and operating profit may decline.

        ComReg is considering whether to introduce a price cap on our wholesale services, including interconnect services. Although we cannot predict the terms of any wholesale price cap ComReg may adopt, a wholesale price cap may restrict our ability to make changes to our wholesale prices and consequently may negatively impact our turnover and operating profit

        Currently, our wholesale interconnect tariffs are determined by us and submitted to ComReg for review and approval. Typically, the initial rates we set are subject to change as they are reviewed by ComReg, with a final rate set with retrospective effect. ComReg recently indicated that it believes that imposing a price cap on some of the wholesale services we offer, including interconnect services, would be preferable to continuing to adjust prices on a retrospective basis, and that it would consult further on this matter in a separate paper shortly. ComReg has not provided us with any further indication of the timeline for the development and introduction of a wholesale price cap. We believe that a price cap approach to wholesale prices is in principle a more favourable approach than the current approach that combines setting interim rates, finalising rates after year-end and making retrospective payments based on final rates. However, ComReg could establish price caps on these wholesale services in a manner that could restrict our ability to make a profit on the provision of these services which would adversely affect our turnover and operating profit.

        In addition, policy directions issued by the Minister to ComReg on 26 March 2004 include a requirement that ComReg review the pricing structure for interconnection and leased lines having regard to developments at the European Union level. ComReg will be required to report to the Minister within six months on the areas of the interconnection and leased line sector that are not competitive and identify what additional legislative, regulatory or enforcement measures, if any, are required.

        If ComReg reduces our leased line prices or adopts new regulation of leased lines that is unfavourable to us, our turnover and operating profit may decline

        We are required to submit proposed prices or price changes for leased lines to ComReg for approval. Our leased line prices were last amended in June 2000, and have not been reviewed by

ComReg since then. ComReg has indicated on a number of occasions that it intends to review leased line prices and from time to time has sought cost and market share data in relation to leased line prices. ComReg has not indicated to us that an immediate review is being initiated. However, under the terms of the ministerial direction to ComReg published on 26 March 2004, ComReg is obliged to review the pricing structure of our leased lines within six months of the date of issue of the policy direction. If we are ultimately required to recalculate some or all of our retail and wholesale prices for leased lines to a level lower than currently anticipated, our turnover and operating profit may decline.

        ComReg has issued a number of directions requiring us to transfer leased lines with minimum interruption in service at prevailing wholesale rates if a retail customer wishes to switch to another authorised operator for leased line services. ComReg issued the most recent direction on 15 January 2004

        Carrier pre-selection enhancements requiring us to provide single billing facilities and restrictions on our customer win-back activities could result in a loss of market share and a decline in our turnover and operating profit

        Since 2000, we have been required to provide carrier pre-selection for voice services to other authorised operators, which allows customers to select more easily the services of our competitors. In July 2002, ComReg required us to introduce carrier pre-selection enhancements, including measures that allow other authorised operators to combine line rental and call services in a single bill. Until now, customers of our competitors have generally received two bills: one from us for line rental and one from the other operator for calls. Under single billing, we are obliged to offer other authorised operators either a wholesale version of retail line rental or an agency rebilling agreement for onward billing to the end-user. These changes may make the services of our competitors more attractive to customers.

        On 24 September 2003, ComReg directed a change to the industry code of practice to establish a "no contact" period of three months for all win-back activities other than win-back activities relating to single-billing through WLR services, to which a "no contact" period of four months applies. The newly directed "no contact" period, which applies to all authorised operators, will be reviewed by ComReg in March 2005. In addition, ComReg is currently reviewing our win-back procedures.

        As a consequence of a number of complaints from other authorised operators and subsequent findings by ComReg that eircom was in breach of the carrier pre-select service ("CPS") Code of Practice, ComReg directed eircom to adopt a procedure whereby all eircom representatives who make contact in person with consumers must offer to provide written confirmation to the consumer of any rate quoted or rate comparison made during all contacts where a rate is quoted or a rate comparison is made. eircom has notified ComReg that it has complied with this direction.

        On 6 May 2004 ComReg wrote to eircom advising us that it was planning to carry out a compliance investigation on foot of a complaint from another authorised operator regarding alleged breaches of the three month no-contact period for customer winback. eircom has furnished details to ComReg regarding these complaints and it is expected that ComReg will notify eircom of its findings in the near future.

        If we are found to be in further violation of applicable laws and regulations in relation to our winback activity, we could be subject to financial penalties and ComReg could further restrict our procedures or initiate enforcement proceedings. Any or all of these recent developments could result in further loss of market share and a decline in our turnover and operating profit.

        Our universal service obligations could have a negative impact on our profitability

        Under European Union directives that have been implemented into Irish law, ComReg is required to promote the availability of specified telephony services to all users in Ireland, regardless of their geographical position, at an affordable price. We are the only telecommunications provider in Ireland obligated to provide these services, known as universal service obligations ("USO"), and we are required to do so whether or not the price at which we must provide them generates profits for us. Our USO require us to provide basic voice services, standard fax and low-speed data services and reasonable access to public pay phones and directory enquiry services as well as services adapted for disabled users. In addition USO services are required to be provided at geographically averaged prices throughout Ireland.

        We are not reimbursed for any of the cost of providing these services. There is a statutory provision that permits ComReg to establish a fund that would allow us to recover part of the costs of meeting our USO if ComReg determines that the net cost of meeting our USO is an unfair burden on us. We intend to seek the establishment of such a fund in the current year. However, if such a fund is not established and if the losses we incur from satisfying our USO increase, our operating profit will be negatively impacted.

        As a result of government and regulatory initiatives, we may be subject to increased competition in broadband, which may negatively impact our turnover and our profitability

        The Irish government has taken a number of initiatives in the context of the national development plan to promote investment in broadband infrastructure in Ireland. This includes the development of metropolitan fibre networks which can provide wholesale broadband capacity in certain cities and towns around Ireland. If the effect of governmental investment is to assist other competitors in building their own networks, we may suffer a competitive disadvantage.

        Ministerial policy directions issued to ComReg in February 2003 outline a number of key policy priorities for ComReg, including broadband development. Regulatory measures introduced in 2003 require us to offer certain wholesale products such as partial private circuits at a regulated price. Such measures facilitate offerings by other authorised operators of competing retail broadband services.

        In December 2003, the Minister announced a broadband action plan, which includes: government funding to deliver broadband throughout Ireland; a scheme assisting rural communities in obtaining broadband services from a range of providers; increased fines for violations of communications laws and new policy directions to ComReg requiring it to promote competitive pricing. On 10 February 2004, the Minister launched a new independent, consumer information website about broadband services in Ireland where consumers can compare the price of offerings from a number of Irish broadband service providers. In January 2004, ComReg directed us to offer an ADSL bitstream port transfer service, which will allow a customer with an existing retail ADSL service to switch to another authorised operator without a significant break in service. ComReg also recently directed us to provide an in-situ leased line transfer facility where an end customer to whom we provide a line wishes to switch to another authorised operator. In March 2004, the Minister published policy directions to ComReg to introduce single billing WLR by 31 March 2004, to report on the success of this product in terms of take-up by 24 September 2004, to review the pricing structure of our leased lines within six months of the date of issue of the policy direction and to use regulatory and enforcement tools, where necessary, to support the Irish government's initiatives to develop broadband. Increased competition as a result of these governmental and regulatory initiatives may adversely affect our turnover and our profitability.

        Regulatory investigations and litigation may lead to fines or other penalties

        We are regularly involved in litigation and regulatory enquiries and investigations involving our operations. ComReg and other regulatory bodies regularly make enquiries and conduct investigations concerning our compliance with applicable laws and regulations. On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations as a result of providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of certain discount schemes and our published prices. No penalties were levied on us as a result of this determination. At ComReg's request, we have put internal controls in place that we believe will prevent such events from re-occurring and, in October 2003, an independent audit of the related internal controls was commenced covering the period from 18 October 2002 to 30 September 2003. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 30 January 2004, the contents of which are confidential. If, based on the final audit findings, ComReg concludes that we did not comply with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines. Given the inherent unpredictability of litigation, it is possible that an adverse outcome in some matters could, from time to time, have a material adverse effect on our operating results or cash flows in certain quarterly or annual periods.

        Recently introduced planning licence fees, if applicable to us, may adversely affect our profitability

        Under recently introduced Irish planning legislation where a licence is granted by a planning authority to a person to erect, construct, place and maintain overhead cables or wires on, over or along a public road, a fee is payable to the planning authority for every year or part of a year for which the licence is granted. This fee could be determined to apply to our networks which encompass overhead wires and poles. If it is determined that the licence fee is applicable to our networks and is enforced on an annual basis, it may adversely affect our profitability.

ITEM 4
INFORMATION ON THE COMPANY

        Valentia Holdings Limited was incorporated in England and Wales on 9 July 2003 under the Companies Act 1985 as a private company limited by shares with registered number 04827199. Valentia Holdings Limited changed its name to eircom Group Limited on 26 February 2004. It was re-registered as a public limited company under Section 43 of the Companies Act 1985 on 8 March 2004.

        The registered office of eircom Group is at 1 Park Row, Leeds LS1 5AB.

        The head office of eircom Group is at 114 St. Stephen's Green West, Dublin 2.

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        The Irish telecommunications market was opened to significant competition in December 1998, and eircom was listed on the Irish, London and New York stock exchanges in connection with its original initial public offering in July 1999. In May 2001, eircom completed the demerger of its mobile telecommunications business Eircell, which was acquired by Vodafone Group plc, with eircom's then shareholders receiving shares in Vodafone Group plc. In November 2001, the offer by Valentia Telecommunications to acquire all of the shares in eircom became unconditional. eircom was delisted from the Irish, London and New York stock exchanges in December 2001 and re-registered as a private company in February 2002.

        Shortly before the acquisition of the entire share capital of eircom by Valentia Telecommunications, we had begun a transformation and restructuring programme to consolidate our operations around our core fixed-line business. As part of this restructuring, we exited several businesses. We also exited from our remaining 63% stake in Golden Pages, a directory services business, and our loss-making multimedia activities, including Internet software and on-line content development. We also reduced our presence in the United Kingdom. See Item 4D "Information on the Company—Our Business—Disposals and Discontinued Operations".

Reorganisation and Refinancing

        Beginning in July 2003, we engaged in a series of transactions whereby we reorganised our corporate structure, issued bonds, refinanced and discharged debt and funded a dividend.

        In July 2003, Valentia Holdings Limited (now eircom Group plc) became the holding company for the Group through its acquisition of the entire issued share capital of Valentia Telecommunications in exchange for an issue of shares of Valentia Holdings Limited. As an English company, Valentia Holdings Limited had greater flexibility under the laws of England and Wales to make distributions following the reorganisation than would have been the case for Valentia Telecommunications, an Irish company, due in part to the availability of merger relief under English law. Valentia Telecommunications re-registered as an unlimited public company in Ireland on 28 July 2003.

        On 6 August 2003, we refinanced substantially all of our existing indebtedness. In connection with the refinancing, Valentia Telecommunications issued €550 million aggregate principal amount of 7.25% Senior Notes due 2013 ("Senior Notes") and eircom Funding issued €285 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 and $250 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 ("Senior Subordinated Notes"). The Senior Notes and Senior Subordinated Notes are listed on the Irish Stock Exchange and the Luxembourg Stock Exchange. In addition, Valentia Telecommunications entered into the new Senior Credit Facility of which €1.25 billion was drawn down.

        Valentia Telecommunications used a portion of the proceeds from the issuing of the Senior Notes and Senior Subordinated Notes and the funds drawn down under the new Senior Credit Facility in order to discharge its indebtedness under its prior credit facility and to pay transaction costs. In addition, Valentia Telecommunications used available cash, including cash held within the Group, to fund a dividend of €512 million to eircom Group, utilising the reserves arising on cancellation of Valentia Telecommunications' share premium and the issue and cancellation of ordinary shares. eircom Group used this dividend to declare and pay dividends to its shareholders of €446 million and to redeem certain preference shares for €66 million.

Initial Public Offering

        On 26 February 2004 Valentia Holdings Limited changed its name to eircom Group Limited, and re-registered as a public limited company (eircom Group plc) on 8 March 2004. Shortly thereafter eircom Group plc. in an Initial Public Offering (the "IPO") issued new ordinary shares and the eircom Employee Share Ownership Trust ("ESOT") subscribed for new ordinary shares pursuant to a rights issue (the "ESOT Ordinary Share Rights Issue"). Simultaneously certain of our shareholders offered their ordinary shares (equating to more than 50% of the ordinary shares in eircom Group plc) to institutional and other sophisticated investors outside the United States and to qualified institutional buyers in the United States pursuant on the exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act"). eircom Group plc's shares were listed on the London and Irish Stock Exchanges on 24 March 2004. We amended the terms of our Senior Notes and Senior Subordinated Notes primarily to provide greater flexibility to pay dividends to our shareholders and on 18 March 2004 we entered into the current Senior Credit Facility (of which €1.25 billion was drawn down) to refinance certain existing indebtedness and to pay certain fees, costs and expenses associated with the IPO (See Item 10B "Additional Information—Material Contracts").

Note on Information Sources

        eircom Group operates in an industry in which it is difficult in certain cases to obtain precise industry and market information. Unless the source is otherwise stated, the industry and market data in this document have been derived from our management records. The non-financial operating data included in this document have been extracted without material adjustment from our management records. Where stated, the market and competitive position data in this document have been obtained from quarterly and other information published by ComReg, the Irish telecommunications regulator, or from other third party sources. None of such data has been independently verified by eircom Group.

B.    ORGANISATIONAL STRUCTURE

Corporate Structure

        The following chart provides a simplified overview of the corporate structure of our Group and does not include all of our subsidiaries. All of our operating subsidiaries are held below eircom.

Principal Subsidiary Undertakings and Associated Undertakings

        The following are the principal subsidiary undertakings and the associated undertakings of eircom Group as of 31 March 2004.

Name	Proportion of Share Capital Held	Nature of Business	Registered Office and Country of Incorporation
Principal Subsidiary Undertakings
Valentia Telecommunications (unlimited public company)	100%	Holding company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Funding (unlimited public company)	100%	Financing company	114 St. Stephen's Green West, Dublin 2, Ireland.
Irish Telecommunications Investments Limited	100%	Telecommunications financing and treasury management	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (U.S.) Limited	100%	Marketing of telecom services in USA	114 St. Stephen's Green West, Dublin 2, Ireland.
Eirtrade Services Limited	100%	Provision of electronic trading services	114 St. Stephen's Green West, Dublin 2, Ireland.
Indigo Group Limited	100%	Provision of internet services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (UK) Limited	100%	Provision of telecommunications and related services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, United Kingdom.
Lan Communications Limited	100%	Systems integrator	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Investments BV	100%	Investment holding company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.
Eircable Limited	100%	Investment holding company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Holdings Limited	100%	Investment holding company	114 St. Stephen's Green West, Dublin 2, Ireland.
Continuous Communications Systems Limited	100%	Communications contractors	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (Infonet Ireland) Limited	100%	Provision of global data services	114 St. Stephen's Green West, Dublin 2, Ireland.
GoFree Limited	100%	Property investment company	114 St. Stephen's Green West, Dublin 2, Ireland.
Topsource Recruitment Limited	100%	Employment agency	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Net BV	100%	Investment holding company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.
eircom International Networks Limited	100%	Provision of telecommunications and related services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Phonewatch Limited	100%	Installation, monitoring and maintenance of residential security systems	114 St. Stephen's Green West, Dublin 2, Ireland.

Associated Undertakings
eircom Enterprise Fund Limited	50%	Seed capital company and early stage fund company	114 St. Stephen's Green West, Dublin 2, Ireland.
Beacon Integrated Solutions Limited	49%	Information technology consultancy	Howley's Quay, Limerick, Ireland.
Telecom Engineering Services Limited	35%	Telecommunications engineering services	Unit 14, Cherry Orchard Industrial Estate, Dublin 10, Ireland.
Altion TI Limited	33%	Telecommunications software solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.
Buy4Now Limited	22%	E-commerce software developer	9 The Mall, Beacon Road, Sandyford Industrial Estate, Dublin 18, Ireland

C.    PROPERTY

        The Group occupies approximately 1,290 properties. The tenure of these properties may be summarised as follows:

  •
  approximately 1,000 are freehold;

  •
  67 are held under long-term leases (leases with a term in excess of 50 years);

  •
  49 are held under short-term leases (leases with a term of less than 50 years);

  •
  149 are properties owned by the Irish State. The Group has rights to remain in occupation of these properties; and

  •
  25 are owned by the Irish Postal Authority, An Post and are occupied by eircom based on statutory rights granted to eircom under the Postal and Telecommunications Services Act, 1983.

        Covenants and other restrictions exist with respect to several of the Group's principal establishments listed below; some of which may affect the Group's ability to sell or otherwise dispose of such properties.

        The properties are used for the following functions:

Function	Number of properties
Telephone exchanges	1,089
Area engineering headquarters	45
Offices	24
Mast/radio sites	72
Cable stations	1
Others	60

        The Group owns or occupies the following principal establishments:

Property	Area (Buildings, gross sq.m.)	Tenure	Use
Dame Court, Dublin	8,592	Freehold	International exchange
Adelaide Rd., Dublin	5,360	Freehold	International exchange
Citywest, Dublin	8,326	Leasehold: 999 year lease from 1 March 1998	Network Management Centre
Crown Alley, Dublin	5,225	(1) Freehold (2) 150 year lease from 25 March 1889	National exchange & ISP hub
Clondalkin, Dublin	6,219	Freehold	Logistics Centre
Distillery Rd., Dublin	2,319	(1) Freehold (2) 840 year lease from 1 January 1946	Engineering depot
Mervue, Galway	9,791	Freehold	National exchange, office & depot
Templehill, Cork	2,465	Freehold	Engineering depot
Dame Lane, Dublin	1,518	Freehold	Office
Beggars Bush, Dublin	1,908	Leasehold: 63 years from 7 November 1968	National exchange
Churchfield, Cork	11,771	Leasehold: Two Leases, both 99 years from 1 October 1973	National exchange & office
Roches St., Limerick	5,495	Leasehold: (1) 983 years from 25 March 1799 (2) Two Leases: both 995 years from 25 March 1803 (3) 900 years from 1 May 1831 (4) 900 years from 25 March 1883 (5) 140 years from 1 December 1947	National exchange & office
Quaker Rd., Cork	2,334	Freehold	National exchange
Summerhill, Dublin	1,686	Freehold	National exchange
Priory Park, Dublin	2,367	Two Leases: (1) 999 years from 25 March 1935 (2) 999 years from 1 September 1946	National exchange
Blanchardstown (Grove Road), Dublin	3,221	Freehold	National exchange
St. Stephens Green, Dublin	7,360	Leasehold: 35 years from 1981	Office—Corporate Headquarters
Telephone House, Dublin	9,095	Leasehold: 44 years from 1971	Office—Operator Services 999 Facility)

D.    OUR BUSINESS

Introduction

        We are the principal provider of fixed-line telecommunications services in Ireland. According to quarterly data published by ComReg, we had a market share throughout the three years ended 31 March 2004 of approximately 80% of the Irish fixed-line market, based on turnover. As the incumbent fixed-line telecommunications provider, we have the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach, and our competitors rely heavily on our infrastructure. We are also the leading Internet service provider, or ISP, in Ireland with approximately 523,000 subscribers as of 31 March 2004. As of 31 March 2004, we had approximately 2 million fixed-line telephone access channels in service, of which approximately 1.6 million were PSTN lines and approximately 0.4 million were ISDN channels. As of 31 March 2004, approximately 38,612 PSTN lines that were enabled for simultaneous support of PSTN and ADSL bitstream, permitting simultaneous, high-speed transmission of voice and data over our network, had been taken up by retail and wholesale customers. We had turnover of approximately €1.6 billion in the financial year ended 31 March 2004 and total fixed and current assets of approximately €3.7 billion as of 31 March 2004.

        We offer residential and business customers a wide range of retail services and products, including:

  •
  fixed-line voice services, including PSTN and ISDN access; local, national and international voice services; advanced voice services; customer premises equipment sales; public payphones; sale and monitoring of domestic alarm systems and directory enquiries; and

  •
  fixed-line data services, including domestic and international data transmission services, such as ADSL; leased lines and advanced data packet-based services, including ATM, frame relay and IP services; managed data networking services; hosting and Internet access and related information technology services.

        We also offer other authorised operators wholesale services and products, including:

  •
  interconnect services; leased lines; partial private circuits; access to our local connection network via unbundled local loops; and ADSL bitstream access, which supports broadband access;

  •
  carrier pre-selection, which permits customers to select another authorised operator as the default carrier for some or all calls, and enhancements to carrier pre-selection, including carrier pre-selection single billing through WLR, carrier pre-selection agency re-billing and carrier pre-selection single billing through WLR ancillary services, which enable other authorised operators to provide a fuller range of services;

  •
  geographic and non-geographic number portability, which allows customers to keep their telephone numbers regardless of the authorised operator they choose; and

  •
  flat-rate Internet access call origination, or FRIACO, allowing other authorised operators to offer bundled or unmetered Internet access.

Capital Expenditure

        During the financial year ended 31 March 2004, we had cash outflows relating to capital expenditure on plant, equipment and property of €208 million net of grants of €1 million, primarily to grow and renew our existing network in order to improve our service and customer satisfaction. In the financial years ended 31 March 2003 and 2002, we had cash outflows relating to capital expenditure of €197 million and €312 million, respectively, which were used primarily to modernise our fixed-line network. The decrease in capital expenditure over the three-year period ended 31 March 2004 was primarily as a result of better efficiency in network expenditure. We also received capital grants of €

19 million during the financial year ended 31 March 2002. Over the next few years, we expect to continue to pursue a focused and disciplined capital expenditure programme, and to maintain levels of capital expenditure broadly in line with current levels. We plan to use this capital expenditure primarily to grow and renew our existing network in order to improve our services and customer satisfaction. However, regulatory requirements or technical innovations implemented by our competitors may require us to increase our capital expenditure.

        We are now in the second year of a three-year access network replacement investment programme, in which we intend to invest approximately €85 million over the three years. We believe that our network capital expenditure as a percentage of turnover is broadly in line with the European average for fixed operators.

        We expect to fund our current capital expenditure requirements from internally generated funds and through existing financing arrangements (including the Senior Credit Facility).

Our Strengths

        We believe we have a number of strengths, including the following:

        We are the leading provider of fixed-line telecommunications services in Ireland with strong brand recognition eircom is a recognised name for fixed-line telecommunications services in Ireland. Despite the opening of the Irish fixed-line telecommunications market to full competition in 1998, which led to an initial decline in both our market share and turnover, we have largely been able to defend our market share. According to quarterly data published by ComReg, throughout the three-year period ended 31 March 2004, we had a market share of approximately 80%, based on turnover.

        We have the most extensive network infrastructure in Ireland, and are the principal provider of wholesale services to other authorised operators

        We believe that our access network reaches approximately 98% of the population in Ireland. Our position in the wholesale market derives from the extent of our network. Our fixed-line retail competitors rely heavily on our network, which gives us a strong position to market fixed-line wholesale and network services to other domestic and international authorised operators. Our position in the wholesale market provides us with an opportunity to retain the wholesale component of any business lost to competitors at the retail level.

        We are a leading integrated communications provider of voice, data and Internet services with the network to offer broadband and other value-added services

        Our network enables us to provide customers with a wide range of integrated communications services, including voice and narrowband and broadband data traffic services. We are the principal provider of data services in Ireland and continue to strengthen our data services capabilities. Data traffic services are an important source of turnover and we believe that they will become increasingly important in future years.

        For the financial year ended 31 March 2004 and 31 March 2003, we carried approximately 5.9 billion and 5.3 billion dial-up data minutes, respectively, for our retail customers. We are the leading Internet service provider, or ISP, in Ireland, through eircom.net and Indigo, with approximately 523,000 subscribers as of 31 March 2004.

        We offer a portfolio of advanced data services, including Business IP+, asynchronous transfer mode, or ATM, and frame relay, which allow multi-site customers to share data services among different sites.

        In April 2003, we launched our new low-cost retail ADSL service, which has generated increased customer demand. Following the launch of a promotion from October 2003 to February 2004, the number of retail ADSL lines in operation had increased to 27,000. On 1 March 2004, we restructured both our retail and wholesale broadband product portfolios and introduced new retail and wholesale products priced below our previous entry level offerings. We are continuing to promote ADSL with our "Summer Surf" campaign which began on 1 June and to stimulate market demand both with new products and with promotional offers. Total ADSL and bitstream lines at 31 March 2004 was 38,612.

        In addition, in order to stimulate voice traffic and protect our turnover, we are continuing to introduce and promote new retail services and products including new calls and access bundles, digital enhanced cordless technology phones, or DECT phones, short messaging services, or SMS, call management services, business IP services, WiFi and tiered flat rate internet access. We are also continuing to introduce and promote new wholesale services and products, including ADSL bitstream access to support broadband services and FRIACO to support tiered flat-rate charging for Internet access.

        Our business generates strong cash flows

        Our business is strongly cash generative, with EBITDA from continuing operations of €562 million in the financial year ended 31 March 2004 and of €524 million in the financial year ended 31 March 2003. We have maintained our cash flows against competitive and regulatory pressures by increasing operational efficiencies and reducing costs through a group-wide restructuring programme. Going forward, we plan to maintain our current cash flow levels by continuing to exercise strict cost controls and reducing headcount. In addition, while historically we have invested heavily in our core network, we have reduced capital expenditure in recent years, primarily as a result of better efficiency in our network expenditure, the exiting of our mobile telecommunications business and the exiting or curtailing of our business activities in other non-core areas. Over the next few years, we anticipate that capital expenditure will be broadly in line with current levels.

        We have a strong management team

        Our strong management team has extensive experience operating in the telecommunications industry as well as other industries, including technology and media, financial services and airlines. See Item 6 "Directors, Senior Management and Employees" for more information about the experience of our management team. The management team has demonstrated its skill in such areas as reducing costs and increasing efficiencies across our business, defending market position, rolling out new commercial offerings such as ADSL and working effectively with ComReg. Our management team also has sophisticated commercial and financial expertise gained through completing a number of complex transactions, including our exits from our mobile telecommunications business, Eircell, and our directory services business, Golden Pages, the acquisition of the entire share capital of eircom by Valentia Telecommunications and our reorganisation and refinancing and the admission in March 2004 of eircom Group plc's ordinary shares to the official list of the Irish Stock Exchange and to the official list of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange ("Admission" or "Listing") described in Item 4 "Information on the Company".

Group Strategy

        Our goal is the creation of shareholder value by maintaining market leadership, driving operating improvements, developing proven growth opportunities and maintaining a disciplined approach to capital investments. The key elements of our strategy are;

  Improving Performance

        We aim to maintain our leadership position in our core fixed-line market by:

  •
  Leveraging strong brand recognition to retain customer loyalty and continuing to implement win-back initiatives for those customers whom we lose to competitors;

  •
  Introducing new services and products, developing complementary broadband services and exploiting technology developments that are attractive to our customers and that help stimulate fixed-line voice and data traffic;

  •
  Continuing to promote the advantages of fixed-line communications services over mobile services by highlighting the superior affordability, capacity, quality and reliability of fixed-line services; and

  •
  Continuing to use the greater flexibility provided by changes to the retail price cap introduced by ComReg in early 2003 ensuring an appropriate return for our network services.

  Enhancing Cash Flow

        We will continue to focus on improving underlying cash generation in our operations by reducing our operating costs, maintaining control of our investment expenditure through further reductions in headcount and a disciplined expenditure programme.

  Reducing debt

        We will continue to reduce our level of indebtedness over time to support our ability to pay dividends to our shareholders and achieve investment grade status for the Group in the medium to long term.

  Addressing the Broadband opportunity

        Our strategy is to promote broadband to sustain our competitive advantage in data and grow revenues by:

  •
  Developing ADSL packages that represent attractive value propositions to our customers;

  •
  Implementing innovative promotions to stimulate customer demand;

  •
  Gaining incremental voice revenues from freed-up voice channels and the sale of add-on products; and

  •
  Increasing the total Internet base by stimulating new residential connections.

  Capturing the Mobile opportunity

        We have yet to identify an attractive commercial proposition for a re-entry to the Irish mobile market. We are working to identify value creating opportunities for our shareholders taking account of the market situation, our disciplined expenditure programme, regulatory developments and the willingness of other authorised operators to enter into commercial arrangements.

  Investing in the network

        Our network investment program is focussed on improving service levels, delivering efficiencies, providing Broadband and securing the platform for future growth opportunities especially in the data area.

Products and Services

        We provide products and services on a retail basis to residential and business customers in Ireland and on a wholesale basis to other authorised operators. For a breakdown of total revenues by category of activity for each of the last three financial years, see Item 5 "Operating and Financial Review and Prospects".

        The principal retail and wholesale products and services that we offer are:

	Retail			Wholesale
•	PSTN, ISDN and ADSL access (rental and connections)		•	ADSL bitstream
•	PSTN and ISDN traffic (voice and data), including:		•	Interconnect
	•	Basic voice traffic		• Domestic interconnect
	•	Advanced voice services such as:		• International interconnect
Freefone
		cost-shared and premium rate services	•	Wholesale leased lines and partial private circuits
	•	Virtual private networks
	•	eircom Chargecard	•	Unbundled local loops
	•	Fixed-line Short Messaging Services ("SMS")
	•	Internet services, including retail tiered flat-rate Internet access	•	Flat-rate Internet access call origination or FRIACO
•	Data communications, including:		•	Geographic and non-geographic number portability
	•	National and international leased lines
	•	IP services	•	Carrier pre-selection and carrier pre-selection enhancements,
	•	Switched data services, such as		including:
		frame relay		• carrier pre-selection single billing through WLR
		ATM		• carrier pre-selection agency re-billing
		packet switching		• carrier pre-selection single billing through WLR
	•	Managed data networking services		ancillary services
	•	Hosting
	•	Wi-Fi services	•	Fixed-line SMS
•	Other services, including:		•	New wholesale services required by ComReg, such as:
	•	Customer premises equipment		• in situ leased line services
	•	Public payphones		• bitstream port transfer
	•	Operator services
	•	Supply and monitoring of alarm systems	•	Other services, including:
• narrowband access
• mast access
• signalling connect control point

  Retail products and services

  PSTN, ISDN and ADSL access (rental and connections)

        We provide the majority of our residential and business customers in Ireland with access services through copper wires that connect the customer's premises to the nearest exchange in our network. A small number of our business customers are provided access services through fibre optic cables. Our turnover from access services is derived from monthly line rental fees and connection charges.

        We provide access through PSTN, ISDN and ADSL lines. Each PSTN telephone line provides a single access channel and is connected to our fixed-line network through our local digital exchanges. Each ISDN line provides up to 30 channels over a single physical connection. We offer two levels of ISDN service: basic rate access, which is provided over our copper access loop, consists of two access channels and is mainly used by residential customers and small businesses; and primary full or fractional rate access, which is provided over a fibre or radio connection, consists of between 16 and 30 access channels and is primarily used by larger businesses. As of 31 March 2004, we had approximately 1.6 million active PSTN lines, approximately 0.4 million ISDN channels and approximately 31,145 ADSL lines used by our retail customers.

        The following table shows selected information relating to our PSTN and ISDN channels as of the dates indicated:

	As of 31 March
	2002	2003	2004
	(in thousands)
Retail access channels
PSTN access lines(1)	1,596	1,586	1,578
ISDN access channels(2)	273	328	360

Total retail access channels	1,869	1,914	1,938

ADSL	—	3	31

(1)
Based on number of PSTN access lines in service, excluding payphones.

(2)
Includes basic rate, primary and fractional rate ISDN lines. A basic rate ISDN line provides two access channels and a primary rate ISDN line provides 30 access channels. The fractional primary rate ISDN lines that eircom offers provide between 16 and 29 access channels. For reporting purposes, we count one fractional rate access as 16 channels.

        We believe that demand for ISDN access will slow in the future as data growth is increasingly served by other new data services; for example, as we encourage data users to migrate to ADSL. We will continue to promote ISDN access as an upgrade to PSTN, as a two-line voice/data service. We expect that PSTN access volumes in the future will be flat or decline slightly, due to migration to ISDN and as a result of voice traffic being carried on mobile lines.

  ADSL

        We launched three different eircom broadband ADSL packages in May 2002 aimed primarily at the business market: eircom broadband Solo, eircom broadband Multi and eircom broadband Enhanced. All of our DSL packages are based on Asymmetric DSL, or ADSL, technology. ADSL is called asymmetric because a greater bandwidth is provided for the downstream transmission of data from the server to the client, compared to the return direction. The Solo packages we offer are designed for a single log-on access to the Internet with download speeds of 512 Kbps and are targeted at the small business market. The Multi and Enhanced options are designed for simultaneous log-on access to the Internet by multiple computers, with an increased download speed of 1 Mbps. The Enhanced offering also includes static IP addressing, allowing customers to have a single permanent IP address instead of being allocated temporary IP addresses each time they log on to the Internet.

        In April 2003, in order to encourage mass market demand for ADSL within both the residential and business markets, we launched eircom broadband Starter, a new, lower priced "rate-adaptive" ADSL service with pricing and performance levels (256-512 Kbps download) targeted at both the residential and business markets. "Rate-adaptive" ADSL is an ADSL technology that automatically determines the maximum rate at which signals can be transmitted on a given customer phone line and adjusts the delivery rate accordingly. Since the introduction of the lower priced service, demand for ADSL has continued to strengthen as we have increased network rollout and increased our sales and marketing. As at 31 March 2004, we were providing retail ADSL services over 31,145 lines.

        In early October 2003, we launched a three-month promotion to further stimulate broadband sales. Customers who signed up for a broadband connection during the promotional period were able to choose from two special offers. The first offer provided free connection on self installation, a free modem and free rental for the first month. The second offer provided connection at the full price, a free modem and 12 months rental at €35 per month (excluding VAT). We extended the promotion to 29 February 2004. Following the introduction of the promotion, our retail gross demand increased to regularly exceed 1,000 lines per week compared to a prior demand level in the range of 200 to 300 lines per week. On 1 March 2004, we reduced the price of broadband to our customers by approximately 26.6% with the introduction of "eircom broadband home starter" which is broadly equivalent to our previous broadband starter product but is offered at a lower price. We also revised the packages we offer to both business and residential customers. The ADSL broadband portfolio consists of two services aimed at residential users and three services aimed at business users, giving varying levels of speed, download allowance, user numbers and contention ratios as follows:

Product Name	Download speed	Upload speed	Monthly Download allowance	Contention Ratio	Static IP	Users
Home Starter(1)	256-512kbit/s	64-128kbit/s	4 Gbit	48:1	No	2
Home Plus(1)	256-512kbit/s	64-128kbit/s	8 Gbit	24:1	€50(2)	4
Business Starter(1)	256-512kbit/s	64-128kbit/s	8 Gbit	24:1	€50(2)	4
Business Plus	1Mbit/s	256kbit/s	12 Gbit	24:1	€50(2)	4
Business Enhanced	2Mbit/s	256kbit/s	Unlimited	24:1	Included	Unlimited(3)

(1)
All starter products use rate-adaptive ADSL.

(2)
Excluding VAT, currently chargeable at 21%.

(3)
Unlimited users using Ethernet switch (not supplied).

        A new broadband promotion known as "Summer Surf" was launched in late May 2004, to run from 1 June 2004 until end August 2004 offering free connection, free router (or reduced price wireless router) and free monthly subscription until the end date of the promotion. The offer applies to new self-install connections to eircom broadband business starter in the business market and eircom broadband home starter and home plus in the residential market.

        A flat-rate upgrade promotion was also launched in late May 2004 and runs from 25 May 2004 to 30 July 2004. This promotion was designed to encourage existing flat-rate customers to upgrade to eircom broadband (self install only) with the offer providing free connection, free ADSL modem and reduced broadband rental of €29.99 (including VAT) for 12 months.

        We see fixed-line services as having high data carrying capacity and our strategy is to accelerate the take-up of broadband services.

  PSTN and ISDN traffic (voice and data)

        We offer local, national, fixed-to-mobile, international and advanced voice services to residential and business customers throughout Ireland at tariffs that vary depending on a number of factors, including the duration of the call, the distance between the points of origin and destination, the time of day and the day of the week the call is made and any discount package selected by the customer. ComReg published some limited statistics on traffic market shares in their quarterly reports and reported that other authorised operators had 16% of the market by volume for the 3 months ended March 2004. As there is no transparency on how ComReg modelled the market and the share is stated to be based on unaudited volumes, we continue to operate a model to estimate market share including inputs for (i) eircom's retail volumes, (ii) minutes provided by other authorised operators through CPS, CA and CS and (iii) minutes provided by other authorised operators through direct connection. We estimate based on our internal traffic analysis system, that our share of the fixed-line traffic market was approximately 81% for March 2003, but declined to approximately 76% for March 2004.

        The following table shows selected information relating to our fixed-line voice traffic for the periods indicated:

	Financial Year Ended 31 March
	2002	2003	2004
	(in millions)
Basic voice traffic minutes
Domestic
Local(1)	4,304	4,013	3,682
National(2)	1,361	1,297	1,136
Fixed-to-mobile(3)	1,150	1,226	1,241
International(4)	616	593	533

Total basic voice traffic	7,431	7,129	6,592
Advanced voice traffic minutes
Freefone traffic(5)	217	288	323
Virtual private networks(6)	205	239	288
Premium rate services(7)	25	28	23
Other advanced voice services	74	98	79

Total advanced voice traffic	521	653	713

Total voice traffic(8)(9)	7,952	7,782	7,305

(1)
Includes calls originating on our network and terminating within the same telecommunications area, as well as calls to Northern Ireland from neighbouring Irish telephone zones.

(2)
Includes traffic to other networks and calls to Northern Ireland that do not originate from neighbouring telephone zones in Ireland.

(3)
Includes all calls originating on our network to a domestic mobile network. Due to roaming arrangements, these calls may ultimately terminate on a mobile network anywhere in the world.

(4)
Includes outgoing calls to all countries outside of Ireland and Northern Ireland, including calls to international mobile networks and calls placed by customers of other service operators which are routed through our international network.

(5)
Includes national and international Freefone traffic and traffic from Callsave and LoCall, our cost-shared products.

(6)
Includes domestic and international virtual private network voice traffic.

(7)
Includes calls charged at higher-than-standard telephone rates, a portion of which is remitted to a third-party provider of information over the telephone.

(8)
Does not include SMS traffic.

(9)
Included in total voice traffic minutes are wholesale minutes which represent less than 1.5% of total voice minutes.

        Basic voice traffic.    We provide comprehensive national calling services to residential and business customers throughout Ireland, as well as a full range of outgoing international fixed-line calling services.

        Since the market was fully opened to competition in December 1998, we have faced a marked increase in competition in the consumer and corporate traffic market. We have introduced a number of measures, including discount programmes and direct marketing, designed to defend our traffic market share. We expect that our traffic levels will continue to decline as competitors increase their market share and fixed-to-mobile substitution increases.

        Although we expect continuing price pressure, we seek to stimulate traffic demand by offering call management services, including voicemail, call forwarding, three-way calling and teleconferencing. We have introduced a charge for call management services, which took effect in July 2000, and have increased these rates in April 2002, in March 2003 and again in February 2004. We have experienced significant growth in the volume of our call management services in recent years and, with approximately 568,000 customers now using call answering, our call completion rate was approximately 73% for March 2004 compared to 70% for March 2002.

        Advanced voice services.    We offer a wide range of advanced voice services, including Freefone, cost-shared and premium rate numbers, virtual private networks, eircom chargecard and SMS.

          Freefone, cost-shared and premium rate services.    We offer a range of services to meet the needs of the growing telemarketing sector in Ireland. Our current portfolio of telemarketing services includes:

    •
    national Freefone, our domestic Freefone service;

    •
    international Freefone, which enables a Freefone number to be dialled to or from certain countries abroad;

    •
    universal Freefone, which allows the same Freefone number to be dialled in Ireland and from certain countries abroad;

    •
    cost-shared services, such as Callsave and LoCall, where both callers and call recipients share the charge for the call; and

    •
    premium rate services, which charge the caller a rate higher than the standard telephone rate, a portion of which is passed to the information provider for information received by telephone.

          We experience particularly strong competition in the market for Freefone, cost-shared and premium rate services, but believe that market growth will partly offset the effect of increasing competition and tariff reductions.

        Virtual private networks.    Virtual private networks are designed to provide high usage, multi-site customers with a feature-rich, cost effective method of linking all their locations together over public networks (PSTN and ISDN). A virtual private network can include both national and international locations. Although primarily a voice solution, virtual private networks also support ISDN applications, such as data transfer and video conferencing. Virtual private networks provide our corporate customers with many of the features of private exchanges, including desk-to-desk dialling and call forwarding. Virtual private networks are attractive to customers because they are carried on the public telephone network and do not require dedicated lines. Consequently, they can be a cost-effective alternative to private exchanges operating over leased lines.

        We charge for our virtual private network services on the basis of site, line and traffic charges, in addition to an initial network configuration charge. Traffic charges for virtual private network services are among the lowest of the telephone rates we offer.

        eircom Chargecard.    eircom Chargecard allows a customer to make calls from many locations around the world and have the cost of the calls billed to a telephone account or credit card in Ireland. The service is accessed by dialling the appropriate eircom direct code and keying in a security number. eircom Chargecard can be used in more than 40 countries, including the United Kingdom and the United States.

        Fixed-line short messaging service.    In addition to these voice services, we also offer our new short messaging services, or SMS. SMS enables us to provide a text-messaging facility between fixed and mobile networks. We anticipate growing demand for this service in light of the rapid growth in the mobile text messaging market and as phones with SMS capability are adopted for fixed-line use. To develop this business we launched an SMS-enabled DECT phone at the end of June 2002. Since the launch, we estimate that customers have purchased approximately 170,000 SMS-enabled DECT phones from us and other vendors.

        Internet services.    We are the leading Internet service provider, or ISP, in the Irish market for narrowband, or dial-up, Internet access, through our ISPs, eircom.net and Indigo. Our retail customers access our ISPs or those of other providers through:

  •
  PSTN access through "1891"-prefix numbers for which customers use their PSTN lines to access the Internet and pay reduced local call per minute rates, plus a monthly subscription fee;

  •
  PSTN Freeserve access, through geographic or "1892"-prefix numbers for which customers use their PSTN lines to access the Internet and pay per minute rates broadly equivalent to local call rates and no subscription charge; and

  •
  ISDN "1891" and "1892" access, for which customers use a higher-speed ISDN access channel to access the Internet.

        Our customers are also able to use ISDN access channels to send and receive data directly.

        Following the introduction of our wholesale FRIACO service, which allows ISPs to offer flat-rate Internet access, we introduced bundled or tiered services under the "1893" access code that include a specified number of hours of usage per month for a fixed monthly payment. We launched our retail tiered flat-rate service on 4 September 2003. At 31 March 2004, we had signed over 55,000 flat-rate customers. We are developing our product portfolio with a view to migrating customers from dial-up narrowband services to tiered flat-rate services and broadband ADSL services. While we expect this strategy to increase our revenue from data communications, it will result in a slowdown in the growth in narrowband Internet access minutes and revenues. Our ADSL services are described under "PSTN, ISDN and ADSL Access—Rental and connections" above.

        The following table shows selected information relating to our narrowband data traffic for the periods indicated:

	Financial Year Ended 31 March
	2002	2003	2004
	(in millions of minutes)
PSTN
"1891" Internet access	962	1,101	813
Freeserve access (including geographic and "1892")(1)	2,157	2,458	2,901
"1893" FRIACO	—	—	266
ISDN(2)	1,360	1,752	1,870

Total narrowband data minutes	4,479	5,311	5,850

(1)
Freeserve access to ISPs has been based on ordinary dial-up access, commonly referred to as geographic access, since it typically involves local call dialling. With the introduction of a new dedicated ISP access coded "1892" in January 2003, ISPs have migrated much of their traffic to these numbers.

(2)
ISDN data minutes includes "1891" and "1892" Internet access, as well as direct data transmission, over ISDN access channels.

  Data communications

        We are the principal provider of data communications services in Ireland. We offer a wide range of national and international data communications services, including leased lines, Internet access, Internet protocol, or IP, networks and switched data services. We continue to increase our broadband capability in the local access network by deploying a combination of copper, fibre, radio and ADSL technologies.

        National and International leased lines.    We provide national and international leased lines in Ireland to retail customers. Leased lines are fixed point-to-point connections between locations and are used for high-volume voice, data or multimedia transmission. Our leased lines are used principally by our business customers to establish their own private networks.

        Our leased line customers pay an initial installation charge and a recurring fee based on the type, length and capacity of the line and the duration of the contract. We offer a comprehensive range of digital leased line capacities, generally including speeds of up to 155 Mbit/s. In recent years, our leased line revenues have declined significantly, primarily due to increased competition in the leased line market that has been driven by lower infrastructure costs. As competition continues to increase, we expect that our leased line prices will decline. Leased lines are not currently subject to the retail tariff price caps. However, our prices are required to be cost-oriented and are subject to review by ComReg. See "Tariffs", below. There is currently a trend for migration from analogue and lower capacity digital lines to higher capacity digital lines (e.g. 2Mbps) and migration of some customers to other managed data services such as Business IP+.

        The following table shows the number of our national and international retail leased lines for business customers as of the period ends indicated:

	As of 31 March
	2002	2003	2004
Retail leased lines
National leased lines	19,435	18,844	17,720
International leased lines(1)	777	489	371

Total retail leased lines	20,212	19,333	18,091

(1)
Includes eircom UK leased lines for the financial year ended 31 March 2002, estimated at 187 lines.

        IP services.    IP is the protocol by which data is sent from one computer to another on the Internet. In October 2001, we launched eircom Business IP+, a new suite of managed IP services for corporate customers. eircom Business IP+ is an IP virtual private network that allows customers to use our IP network to share data among multiple customer sites. We enhanced this product in March 2003 with the addition of managed Internet and remote access services. The managed Internet service provides a Business IP+ customer with an Internet connection directly from their IP network and allows all sites on the customer's network to access this gateway through the Internet. The remote access service allows the customer to dial into the customer's Business IP network via the Internet. Access can be via PSTN, ISDN, mobile or ADSL, and connections can be established from Ireland or from abroad. We do not currently operate voice-over-IP services, or VOIP, although customers can carry voice over our IP services using equipment purchased from third parties, including our subsidiary, LAN Communications.

        Switched data services.    We offer a range of switched data services to retail customers and other authorised operators, including frame relay, ATM and packet switched services. We offer the products to retail customers and on a wholesale basis to other authorised operators at the same price.

          Frame relay.    Frame relay is a high-speed pre-routed open protocol for data transmissions that is particularly suited to data-intensive applications, such as connecting local area networks. Our frame relay network is accessed via digital leased lines from the customer's premises to our nearest frame relay node, which is the access point to the frame relay network. Our frame relay network allows for general access speeds of up to 2 Mbit/s. Since April 2002, we have also offered access speeds of 34 Mbit/s and 45 Mbit/s at the customer's hub site.

          Our frame relay service can be a cost-effective alternative to leased lines for business customers for appropriate applications. Instead of leasing high-capacity lines in order to accommodate occasional or intermittent high volumes, customers using frame relay pay for sufficient capacity to satisfy their normal requirements. This capacity may be supplemented with additional bandwidth capacity to accommodate periods of more intense usage.

          ATM.    ATM is a high-speed digital transmission and switching technology that allows customers to integrate their voice, data and multimedia traffic requirements. It provides cost-effective broadband services for business customers requiring higher and more flexible levels of bandwidth. We launched ATM services in July 1998. We offer a range of customised ATM service levels, access configurations and flexible bandwidths of between 2 Mbit/s and 155 Mbit/s. We expect ATM-based service turnover to grow as a result of customers' growing demand for increased bandwidth, flexibility and reliability.

          Packet switching.    We provide packet-switched data services on eirpac, our public switched data network. We announced on 28 May 2004 that we would no longer be providing new connections to eirpac services, with effect from 18 June 2004. Packet-switched services are based on a mature technology and account for a declining amount of our data transmission service turnover. They offer relatively slow speeds between 9.6 kbit/s and 64 kbit/s. We expect that customers currently using packet-switched services will increasingly migrate to frame relay-based services, ATM-based services and IP services.

        Managed data networking services.    Through eircom Business Systems, LAN Communications, and eircom.net, we provide a range of managed data networking services, including maintenance and management across multiple network types and multiple vendors, equipment provision and installation, network monitoring, event and fault management and performance reporting and analysis. We also provide a range of internet services including e-mail, domain names, e-commerce and security.

        Hosting.    We provide equipment and resources to enable businesses to set up their own customised website. Our services include managed hosting, virtual hosting and co-location.

        Wi-Fi services.    Wi-Fi stands for "wireless fidelity" and refers to a high-frequency wireless local area network. The Wi-Fi technology is rapidly gaining acceptance for public wireless services and use within businesses as an alternative to a wired LAN and can also be installed for a home network. Our Wi-Fi service is branded as "eircom wireless broadband" and enables customers with a laptop or personal digital assistant, or PDA, equipped with a Wi-Fi (802.11b) card, to connect to the Internet. We initially launched our Wi-Fi service on a trial basis in six hotels located in Dublin and Cork during 2003. We launched the service commercially at the end of January 2004 and will extend coverage to approximately fifty wireless broadband hotspot locations throughout Ireland during 2004.

        At each hotspot, customers can purchase pre-paid scratch cards which come in two types, unlimited access for a one hour time span costing €10 and unlimited access for a twenty-four hour time span costing €20. Customers also have the option of purchasing unlimited wireless broadband access directly from us at a cost of €66 per month (excluding VAT).

  Other services

        Customer premises equipment.    We are a leading provider of telecommunications equipment and related post-sales maintenance and service for residential and business customers in Ireland. In common with most European Union member states, the market in Ireland for such equipment and systems is characterised by high competition and low profit margins. We believe, however, that the supply and servicing of customer premises equipment is an essential element of providing a full service to our customers.

        The customer premises equipment market for business and corporate customers is increasingly driven by service offerings, including consulting, design, implementation and, for business and corporate customers, maintenance services. These services tend to attract higher margins and offer the opportunity for competitive differentiation. We service customer requirements for both voice and data through eircom Business Systems and our wholly-owned subsidiary LAN Communications Limited. eircom Business Systems is one of the largest dealers of customer premises voice equipment for the Irish telecommunications market. LAN Communications is a leading supplier of data networking and systems integration services in Ireland. Through eircom Business Systems and LAN Communications, we currently have supply agreements with leading global technology companies such as Nortel Networks and Cisco.

        Public payphone services.    Our public payphone services consist of providing public payphones in Ireland and developing related applications and card services. As of 31 March 2004, we operated a network of approximately 6,284 payphones across Ireland.

        In response to declining demand for public payphones and, in order to enhance the attractiveness of payphone services, in recent years we have:

  •
  developed newly designed payphone kiosks, improving phone quality and cleanliness;

  •
  completed a national rollout of a new multi-payment method payphone during the financial year ended 31 March 2001 to coincide with the introduction of the euro; and

  •
  introduced a new multimedia payphone, eircom Smartphone, which provides e-mail, Internet and payphone services, and gives us the opportunity to sell advertising space.

        We are also focusing on maintenance and development of our managed-site payphone business. In addition, while we have a regulatory obligation to provide public payphones within Ireland, we are focusing on reducing our costs in this area of our business.

        Operator services.    We provide operator assisted telephone services and a directory enquiry business (11811 for national enquiries, 11818 for UK and International enquiries) to customers on all networks, both fixed and mobile. We also provide national emergency services to fixed-line and mobile customers in Ireland. In May 1999 Conduit Europe launched its 11850 directory enquiry services. We estimate, based on our internal traffic analysis and customer based research, that our 11811 and 11818 services held a market share of approximately 74% of the total market for directory enquiry services at 31 March 2004. Despite increasing competition, we have been able to generate turnover growth through call volume growth and introduction of call-completion services.

        Phonewatch.    We provide and install wire-free and wired alarm systems, most of which are monitored through our subsidiary Phonewatch. In order to keep costs as low as possible, Phonewatch outsources the majority of alarm installations to its dealer network, with the remainder being installed by its own technicians. Based on our records, at 31 March 2004, Phonewatch had a monitored alarm base of approximately 38,000 systems and an estimated market share of over 50% of all residential monitored systems. Phonewatch also provides monitored medical alert systems.

  Wholesale products and services

        Based on our records, information publicly quoted by other authorised operators and data published by ComReg, we estimate that we are the largest operator in the wholesale market in Ireland, with a market share of approximately 83%, based on turnover. We are required by ComReg to provide wholesale products and services to other authorised operators, and the prices and terms on which we offer the majority of our wholesale products are regulated under the reference interconnect offer, or RIO, the access reference offer, or ARO, and the ADSL bitstream offer. For more information about the regulation of our wholesale products, see Item 4E "Information on the Company—Regulation". While most of our wholesale products and services carry low margins, our position in the wholesale market provides us with an opportunity to retain the wholesale component of any business lost to competitors at a retail level.

  ADSL bitstream

        ADSL bitstream is a broadband access product that we offer to other authorised operators. It consists of a high-speed access link to the customer's premises, which we create by installing ADSL equipment and configuring our local access network. As of 31 March 2004, 4 operators had purchased this service for a total of approximately 7,467 (wholesale) lines. In April 2003, we introduced a new rate-adaptive ADSL bitstream product at a significantly reduced price. On 1 March 2004, we restructured our wholesale bitstream product portfolio. We currently offer a range of ATM and IP based services at a variety of speeds and levels of contention, up to a maximum speed of 2 Mbit/s. We expect the availability of these products will promote further growth in both wholesale and retail broadband markets. We are required under relevant regulations to provide ADSL bitstream access to other authorised operators and to publish an ADSL bitstream offer describing the ADSL bitstream services we offer.

  Interconnect services

        Since the Irish telecommunications market was fully opened to competition in 1998, we have become the major provider of interconnect services in Ireland. Our interconnect services include both the physical link of our telecommunications network with that of other authorised operators, and the traffic that passes over the link. We provide interconnect services to the other authorised operators in Ireland and to international operators for incoming international calls.

        ComReg has designated us as having Significant Market Power ("SMP") in the fixed telephony market, and therefore we are obligated under the relevant regulations to provide interconnect services to other domestic authorised operators and to publish a RIO. We also provide interconnect services to international customers for incoming international calls at settlement rates we negotiate with them.

        Domestic interconnect services.    Our domestic interconnect services include:

  •
  Call origination, which provides another authorised operator the ability to carry domestic calls placed from geographically-assigned telephone numbers within our network for termination in the operator's network or onward transmission; access through carrier access; carrier selection, which allows a caller to select another authorised operator on a call-by-call basis; and carrier pre-selection, its automated equivalent;

  •
  call termination, which takes calls handed over from other authorised operators for termination to geographic number ranges within our network;

  •
  transit to other authorised operators or other authorised operator services, which takes calls which are passed on from another authorised operator's network to geographic and non-geographic number ranges within another authorised operator's network; and

  •
  ancillary services, such as Freefone and premium rate services, Internet services, emergency services and directory enquiry services.

        We have a dedicated account management team to market our domestic wholesale services. As of 31 March 2004, we had entered into 21 interconnect agreements with other authorised operators in Ireland.

          International interconnect services.    We provide international operators with interconnect services for the termination of incoming international traffic in Ireland. We also provide transit services for calls from international operators in other countries to the UK. The amounts we receive for Irish termination and UK transit services are based on settlement rates negotiated with the international operators on a bilateral basis. These international settlement rates have declined sharply in recent years, primarily due to the increase in international competition for the delivery of international traffic.

        We have a dedicated account management team to market our international interconnect services. As of 31 March 2004, we had approximately 42 bilateral agreements in 34 countries.

        The following table shows selected information relating to domestic and international interconnect traffic for the periods indicated:

	Financial Year Ended 31 March
	2002	2003	2004
	(in millions)
Wholesale interconnect minutes
Domestic
Call origination	1,941	2,031	2,253
Call termination	2,582	2,771	2,809
Transit to mobile/fixed	878	914	655
Ancillary(1)(2)(3)	40	185	249
International transit	152	153	153
Foreign terminating traffic	858	783	931

Total wholesale interconnect minutes	6,451	6,837	7,050

(1)
Consists of traffic resulting from terminating calls that originate with customers of other authorised operators to services such as premium rate services, Internet services, emergency services and directory enquiries. It also includes freefone traffic that originates on eircom's network and terminates on other authorised operators.

(2)
Does not include other authorised operators' access to eircom directory enquiries and operator assisted calls.

(3)
Interconnect operator services turnover and volumes reclassified from Interconnect/Ancillary to Operator services in financial year ended 31 March 2003 and 31 March 2002.

  Wholesale leased lines and partial private circuits

        We provide other authorised operators with wholesale leased lines and interconnect paths, which are dedicated leased lines connecting our network to that of another authorised operator. The following table shows the number of wholesale leased lines in place as of the periods indicated:

	As of 31 March
	2002	2003	2004
Wholesale Leased lines
National leased lines	8,899	7,730	6,879
International leased lines(1)	101	283	171
Interconnect paths	3,032	2,688	2,567

Total leased lines	12,032	10,701	9,617

(1)
Includes eircom UK leased lines for the financial years ended 31 March 2004 and 31 March 2003, estimated at 96 and 190 lines, respectively.

        ComReg requires that we enter into service level agreements for the provision of wholesale leased lines and interconnect paths. These agreements contain penalties to which we may be subject for delays in processing applications for the installation of leased lines and for late delivery of leased lines or interconnect paths. Although we had to pay penalties under these agreements in the past, the penalties were not material, and we have initiated quality controls and automated management systems that have substantially improved our performance in recent years. Our support systems now provide full visibility of all steps from ordering services to actual delivery.

        Partial private circuits are partial leased lines that connect a customer's premises to the point of connection between our network and that of another authorised operator. Other authorised operators that possess a core network can use partial private circuits, which are priced off a different tariff schedule, as a substitute for wholesale leased lines. ComReg required us to introduce this product in February 2003. In February 2003, ComReg directed us to give other authorised operators who migrate from leased lines to partial private circuits in accordance with agreed procedures the benefit of prices we ultimately agreed for partial private circuits retrospectively with effect from 17 February 2003. We subsequently agreed with ComReg that the period of retrospection would be 75 days for a defined subset of circuits migrated prior to 25 May 2004. Therefore, if a defined circuit is migrated prior to 25 May 2004, another authorised operator would have the benefit of a retrospective payment of 75 days prior to the migration date. Any circuits which are migrated after 25 May 2004 will not be eligible for retrospective payments. In February 2004, we reduced our prices for partial private circuits following publication of ComReg's information notice 04/09; Revision of Partial Private Circuit Pricing and Bulk Migration Window. This price reduction followed the most recent cost review with ComReg and is retrospective to the product launch date of 16 July 2003.

  Unbundled local loops

        We are obliged to provide unbundled local loop access services to other authorised operators and to publish an ARO, which describes the access services we offer. Unbundled local loop access requires the physical co-location of infrastructure owned by other authorised operators on our premises in order to permit such operators to access our unbundled local loop services. To date, there has been little market demand for our unbundled local loop services, for which only 2 other authorised operators had subscribed as of 31 March 2004. We recently settled a court proceeding against ComReg regarding its decision on pricing for unbundled local loop access. As a result of this settlement, a price of €16.81 per month applied until 31 March 2004. We have entered into a process with ComReg to determine the new price to be implemented from 1 April 2004. The price will not be applied retrospectively in the period before 1 April 2004. ComReg are currently evaluating both the responses to two public consultations and additional data provided by eircom following a series of bilateral meetings between ComReg and eircom with a view to determining new unbundled local loop prices.

  Flat Rate Internet Access Call Origination ("FRIACO")

        FRIACO is an unmetered interconnect service that provides capacity from originating customers to the point of connection of an operator. This service is used by other authorised operators who are also Internet service providers, or ISPs, to enable them to offer bundled or unmetered Internet access. It is also used by other authorised operators to offer capacity for onward resale to other ISPs. We introduced FRIACO in June 2003.

  Geographic and non-geographic portability

        ComReg requires us to provide geographic and non-geographic number portability. Geographic number portability allows a customer with a telephone number that was assigned based on geographic location to change to another authorised operator without changing the telephone number. Non-geographic number portability provides the same option to customers with numbers that are standard throughout the country, including Freefone and premium rate service numbers.

  Carrier pre-selection and carrier pre-selection enhancements

        Carrier pre-selection.    Carrier pre-selection allows other authorised operators to compete with us in the provision of call origination services without having to develop a local access infrastructure, by allowing customers to choose another authorised operator as the default carrier for some or all calls. ComReg introduced carrier pre-selection in January 2000 and has recently required us to introduce carrier pre-selection enhancements, including single billing through WLR, agency re-billing and specified other ancillary services.

        Carrier pre-selection single billing through WLR.    Carrier pre-selection single billing through WLR allows an operator to resell our access service and provide the customer with a single bill for access and call services. We maintain and repair the access line, which remains connected to our switch network, and bill the operator for the line. The operator bills the end customer for the operator's bundled service. This service is only available if the end customer has made a carrier pre-selection for all call types with the relevant operator.

        Carrier pre-selection agency re-billing.    Agency re-billing enables an operator to bill the end customer for all services delivered over a particular line. As with single billing through WLR, the end customer must have made a carrier pre-selection for all call types with the relevant authorised operator. However, unlike single billing through WLR, we are party to the contract with the end customer, and the re-billing operator acts as our agent, so we remain subject to credit risk with respect to the end customer.

        Carrier pre-selection single billing through WLR ancillary services.    Ancillary services that we are required to make available to all other authorised operators include voicemail, call tracking, call barring, call waiting, three-way calling, alarm/reminder calls and similar services. We anticipate significant demand for some of these services as other authorised operators seek to match our retail offerings.

  Fixed-line Short Messaging Service ("SMS")

        Fixed-line SMS enables fixed-line operators to provide a text-messaging facility between fixed and mobile networks. We anticipate a demand for this service in light of the rapid growth in the mobile text messaging market. Text messaging enabled phones or other equipment are required for the service. We introduced fixed-line SMS in early 2003. While we expect this service to grow as the penetration of text messaging enabled phones increases, initial demand has been weak. In the financial year ended 31 March 2004, customers sent approximately 4.6 million text messages from retail fixed-lines to mobile users. Since launching SMS-enabled DECT phones in June 2002, we estimate that retail customers have purchased over 170,000 SMS-enabled DECT phones from us and other vendors.

  New wholesale services required by ComReg

        In-situ leased line services.    We were recently directed by ComReg to provide an in-situ transfer facility if an end customer to whom we provide a leased line wishes to switch to another authorised operator. We are currently complying with the direction and are in discussions with ComReg regarding implementation details. For more information, see Item 4E "Information on the Company—Regulation".

        Bitstream port transfer.    On 14 January 2004, ComReg issued a direction which required us to implement, publish and offer a bitstream port transfer product, which supports retail customer migration from one authorised operator to another with minimised service outage for the retail customer, by 27 January 2004. The product allows the recipient authorised operator to enter into a contract with a retail customer which gives authority to the recipient authorised operator to terminate the existing service between the current authorised operator and the retail customer. We will notify the losing authorised operator of the cessation of bitstream port and notify the gaining authorised operator of the provision of the bitstream port. We have amended our wholesale contracts, operational processes and systems to implement the bitstream port transfer service.

  Other services

        Narrowband access.    Narrowband Internet access bundles FRIACO with eircom IP transport to provide a complete solution for ISPs that wish to offer bundled or tiered services under the "1893" access code without having to invest in their own IP transport network solution. The termination of calls and the transmission to the ISPs is our responsibility.

        Mast access.    We offer mobile network operators shared access to our facilities at selected locations. We anticipate growth in the provision of mast access as growth in mobile services creates demand for additional mobile network call sites and 3G licensees seek to utilise infrastructure, including our own, to meet their rollout commitments. We have offered this product since demerging the Eircell business in May 2001.

        Signalling connect control point.    Signalling connect control point refers to the roaming signalling service which enables a mobile operator's customers roaming abroad to make and receive calls on the networks of their mobile operator's roaming partners and to enable customers of such roaming partners to make and receive calls when roaming on the mobile operator network in Ireland. We introduced the roaming signalling service in January 2003.

Seasonality

        Our interconnect traffic volumes tend to decline during April and December, as a result of a decline in business traffic over the Easter and Christmas holiday periods. We also tend to experience relatively higher traffic volumes in the spring and winter months, other than December and April, of each year. We do not believe this seasonality has a material impact on our business.

Tariffs

        The majority of our revenue is related to tariffs, which are regulated, directly or indirectly, by various mechanisms overseen by ComReg. We set retail prices with the goal of maximising our long-term profits, while maintaining competitive prices that comply with relevant regulations. In general, different mechanisms are used to regulate retail tariffs than are used to regulate wholesale tariffs.

  Retail tariffs

        The principal means of regulating our retail prices is through a price cap imposed by ComReg on a specified basket of our retail products and services. In recent years, we have attempted to rebalance our retail prices to more accurately reflect our costs, in particular by increasing rental prices for PSTN access lines, while maintaining or reducing most call prices.

        From January 2000 through February 2003, we were subject to a retail price cap, imposed by ComReg, of the Irish consumer price index minus 8%. This restriction required reductions in the price of a specified basket of our retail products and services, including PSTN and ISDN connections and line rental, local and national calls, operator calls, public payphone calls and directory enquiry calls. The retail price cap also included a number of sub-caps on individual products and services within the basket.

        In February 2003, ComReg announced a new retail price cap of the Irish consumer price index minus 0% without any sub-caps. The elimination of sub-caps increased our flexibility to rebalance our tariffs so that they better reflect our costs. Fixed-to-mobile calls were added to the basket, while directory enquiry calls were removed. We expect this price cap to remain in effect for three years, although ComReg may reconsider the price cap earlier if it believes it would be appropriate to do so in order to regulate the market.

        ComReg also removed price controls on the telephone bills of the lowest income quartile of residential customers and replaced these controls with a vulnerable user scheme. The previous price cap regime required us to maintain the line rental for all users at prices affordable to the less well-off. The new scheme is intended to protect the most vulnerable, while allowing prices for other users to be changed. We launched our Vulnerable User Scheme in June 2003. The scheme limits increases in the size of telephone bills for all customers who have a relatively low level of usage. While the scheme initially had a relatively low level of take-up by eligible customers, this level has risen following our recent commitment to enhance market awareness of the scheme's availability and we expect take-up of the scheme to continue to increase in the future.

  Access and connections

        From January 2000 until February 2003, retail access prices were constrained by a sub-cap, which limited price increases to the Irish consumer price index plus 2% per year. As part of the announcement of the new price-cap in February 2003, this sub-cap constraint was removed. This has enabled us to adjust our rental and connection tariffs more rapidly to reflect our costs. Since the elimination of retail sub-caps, we have increased PSTN line rental charges by over 23%. This includes a recently implemented 7.5% increase in the PSTN line rental charge, which was effective from 4 February 2004. We have not adjusted ISDN line rental charges nor have we adjusted PSTN and ISDN connection prices, except for a special offer which ran from 24 October 2003 through 24 December 2003 on PSTN in-situ connections.

        We seek to set initial connection charges low enough to encourage new users to join our network. Migration charges are set to encourage existing customers to switch to our more profitable access services. For example, we encourage customers to migrate from PSTN to ISDN access or ADSL access.

        The following table sets forth our subscription and connection tariffs as of 31 March 2004:

	PSTN	Basic ISDN(2)	Primary ISDN
Business and residential(1)
Connection	€107.43	€202.47	€3,299.00
Monthly rental	€19.98	€30.99	€264.11

(1)
Excluding VAT, currently chargeable at 21%.

(2)
A connection tariff of €99.16 (excluding VAT) applies to upgrades of existing PSTN lines to basic rate ISDN.

  ADSL

        We currently offer a range of different ADSL retail services, which differ with respect to data speed, upload and download limits and contention, which is the extent to which access is available when the number of users logged on exceeds capacity. We launched eircom Broadband Starter, our low-cost ADSL service aimed at the residential and low end business markets, in April 2003. On 1 March 2004, we restructured our retail broadband product portfolio. We now have two products aimed at the residential market, Home Starter and Home Plus. We offer three products to the business market, Business Starter, Business Plus and Business Enhanced, each with a maximum speed of up to 2048 kbit/s. The eircom Broadband Multi product has been withdrawn and has not been available to new customers since 1 March 2004.

        The following table sets forth our ADSL tariffs as of 31 March 2004:

	Connection standard(1)	Connection self install(1)	Monthly Rental(1)
Home Starter(2)	€165.00	€81.81	€33.05
Home Starter Plus(2)	€165.00	€81.81	€45.00
Business Starter(2)	€165.00	€81.81	€45.00
Business Plus(2)	€165.00	€81.81	€89.00
Business Enhanced(2)	€165.00	€81.81	€169.00

(1)
Excluding VAT, currently chargeable at 21%.

(2)
For a more detailed description of each product see Item 4D "Information on the Company—Our Business—Retail Products and Services PSTN, ISDN and ADSL access (rental and connections)".

        Market demand for our ADSL services has grown substantially following a price promotion we ran from October 2003 through February 2004. Following this promotion, retail demand has increased to regularly exceed 1,000 customers per week, compared to a prior demand level in the range of 200 to 300 customers per week.

        We are currently running a number of retail promotions. Details of the two principal promotions are as follows:

  (i)
  Retail Price Promotion: The promotion provides for free connection on self-installation and free modem. In addition the promotion provides for free rental as follows:

  •
  Up to 31 August 2004 for connections completed between 1 June 2004 and 18 July 2004.

  •
  Up to 30 September 2004 for connections completed between 19 July 2004 and 30 September 2004.

          The promotion is available on the following products:

    •
    eircom broadband business starter self install in the business market

    •
    eircom broadband home starter/home plus self install in the residential market.

  (ii)
  Flat-Rate Upgrade Promotion: The promotion originally ran from 24 May 2004 to 14 June 2004 and was subsequently extended for a further six weeks to run until 30 July 2004. This offer provided for a free upgrade to the eircom broadband home starter self install product. This offer applied to all services ordered during the promotional period for lines subscribing to one of the eircom.net flat rate internet access services. Customers on the 1893 606 060 (eircom.net Flat Rate 60) service could avail of the offer by upgrading to the 1893 150 150 (eircom.net Anytime) for €10 per month (including VAT). Customers on the 1893 252 525 (eircom.net Flat Rate 25) service could avail of the offer by upgrading to the 1893 150 150 for €20 per month (including VAT). This was a monthly rental promotion for 12 months only after which normal eircom broadband rental charges apply.

        We expect the impact of these promotions and complementary wholesale promotions to further stimulate market demand for our DSL services. We use the information gained during both our promotions and the recent launch of our new products in developing the standard prices and product features for our retail broadband product offerings.

  Satellite Broadband

        On 26 May 2004 we launched our new retail satellite broadband service, which means eircom can offer a broadband product to any customer anywhere in Ireland, regardless of location. In order to supply broadband via satellite, eircom has linked with a third party supplier (Mediasatellite Ireland Ltd.), for the supply of the satellite products. The range includes products for both home and business users, starting at a monthly rental of €24.79 for the one way service and €127.00 for the two-way service. To avail of the one-way service the customer needs to add a flat rate internet access product from eircom, ranging from €8.27 for off-peak users (evenings and weekends) to €24.79 for those who want all day internet access. All prices quoted exclude VAT.

  Traffic

        Our call rates are under continuous review.

        Local, national and fixed-to-mobile.    When setting prices for local and national calls, we consider a number of variables in order to generate an optimal level of turnover and to balance demand and affordability within our retail price cap. These factors include the duration of the call and the distance between the points of origin and destination, as well as the time of day and the day of the week when the call is made and any discount package selected by the customer.

        The following table sets forth our standard traffic tariffs for local and national calls as of 31 March 2004:

	Peak Rate	Evening Rate	Weekend Rate
	(per minute)(1)
Local—Call rate per minute	€0.0407	€0.0104	€0.0104
National—Call rate per minute	€0.0675	€0.0407	€0.0104

(1)
Excluding VAT, currently chargeable at 21%. Calls are charged on a per second basis, subject to a minimum fee of €0.0524, excluding VAT, per call.

        Our standard fixed-to-mobile traffic tariffs range from €0.1239 and €0.2412 per minute (excluding VAT), depending on the time and day of the call and the mobile network on which the call terminates. The recent introduction of mobile number portability means that the applicable tariff for fixed-to-mobile calls may vary based on the prefix of the mobile number dialled, rather than based on the mobile network on which the call terminates. We are aware that certain Mobile Network Operators

("MNO's") have made voluntary commitments to reduce their Mobile Termination Rates ("MTR") rates. We expect that these reductions will be passed on in full in our retail fixed to mobile rates.

        International outgoing.    Our standard outgoing international call tariffs and payments are based on settlement rates we negotiate with other international carriers on a bilateral basis. The following table sets forth our standard retail traffic tariffs for international calls to some of the regions in which we terminate material volumes of traffic as of 31 March 2004.

	Peak Rate	Evening Rate	Weekend Rate
	(per minute)(1)
United Kingdom (Band 1—excludes certain number ranges)	€0.1269	€0.1193	€0.1028
United Kingdom (Band 1a—certain number ranges, including mobiles)	€0.2857	€0.2285	€0.2285
France, Germany, Belgium and Netherlands (Band 2—excludes certain number ranges, particularly mobiles)(2)	€0.2000	€0.2000	€0.2000
Denmark, Sweden, Spain, Portugal, Austria and Switzerland (Band 3—excludes certain number ranges, particularly mobiles)(2)	€0.3200	€0.3200	€0.3200
USA and Canada (Band 5)(2)	€0.1574	€0.1259	€0.1259
Australia, New Zealand and Japan (Band 7—excludes certain number ranges, particularly mobiles)(2)	€0.7088	€0.5663	€0.3619

(1)
Excluding VAT, currently chargeable at 21%. Calls are charged on a per second basis, subject to a minimum fee of €0.0524, excluding VAT, per call.

(2)
Countries shown are a representative sample of countries within the band.

  Narrowband Internet services

        We offer our narrowband, or dial up, Internet services, which allow customers to access the Internet through one of our ISPs or another service provider of their choice, on a pay-as-you-go or subscription service basis.

        Customers of our "1891" narrowband service pay a subscription fee directly to us or another ISP and in addition pay us a reduced per minute rate to connect. In this case, we do not pay the ISP any termination fees.

        Customers of our "1892" narrowband service pay call rates broadly equivalent to local call rates and no subscription fee. We bill for these calls in the same way we would a traditional voice call and pass on a termination fee to the customer's ISP.

        We launched our "1893" retail narrowband service in September 2003. In general, customers pay a subscription fee directly to us for a specific bundle of minutes of connection time. Usage outside the specified bundle minutes parameters may be charged on a per minute or volume basis.

        The following table sets forth our standard narrowband internet traffic tariffs as of 31 March 2004.

	Peak Rate	Evening Rate	Weekend Rate
	(per minute)(1)
1891	€0.0161	€0.0080	€0.0080
1892(2)	€0.0419	€0.0104	€0.0104

(1)
Excluding VAT, currently chargeable at 21%. Calls are charged on a per second basis, subject to a minimum fee of €0.0524, excluding VAT, per call.

(2)
Access rates apply to eircom.net and IOL (Esat BT's ISP).

        On 4 September 2003, we launched the following 1893 products:

Product	Price(1)(2)	Hours
eircom net flat rate 25	€8.26	25 (off-peak)
eircom net flat rate 60	€16.52	60 (off-peak)
eircom net anytime	€24.79	150 (any time)

(1)
Excluding VAT, currently chargeable at 21%.

(2)
Per minute charges apply for usage outside product parameters.

  Retail leased lines

        We charge connection and monthly fees for leased lines that are based upon circuit type (analogue or digital), capacity, distance and destination. Our leased line prices are subject to periodic review by ComReg and were last reviewed in 2000. Discounts are available on leased lines based upon volume and the term of the supply contract. Our leased line prices were last amended in June 2000 and have not been reviewed by ComReg since then. ComReg has indicated on a number of occasions that it intends to review leased line prices and from time to time has sought cost and market share data in relation to leased line prices. ComReg has not indicated to us that an immediate review is being initiated; however, under the ministerial direction to ComReg issued on 26 March 2004 ComReg is obliged to review the pricing structure of our leased lines within six months of the date of issue of the policy direction.

  Discount packages

        We offer a range of discount packages designed to appeal to different customer groups. Approximately 54% of our accounts were on discount plans as of 31 March 2004. We offer our residential customers a 10% discount on calls to five numbers designated by them under our "Circle of Friends" plan. We also offer our residential customers slightly greater discounts under several different "Options" plans that are dependent on volumes and calling patterns. We typically offer our business customers discounts of between 10% and 30% depending on the level of their spending through a variety of discount plans, including "Performance", "Optimiser", and "Multi-site Discount Scheme". For information about our discount packages as a percentage of turnover, see Item 5 "Operating and Financial Review and Prospects—Discounts".

        Historically, we have focused our discount plans on call packages and corporate network services. However, the recent resolution of a number of regulatory issues, in particular our introduction of an enhanced carrier pre-selection single billing through WLR product on 31 March 2004, has facilitated our introduction of retail price packages bundling lines and calls together. Our new Talktime packages became available on customer bills from 1 June 2004, with a range of offerings corresponding to customers' committed spend levels for the Residential market and a number of Talktime for Business offerings primarily aimed at SME customers. We expect considerable customer demand for these packages.

        In addition, on 14 June 2004 we launched our new 'eircom Inclusive' scheme, aimed at the corporate market. The scheme offers a range of reduced call rates based on various levels of customer monthly call expenditure.

  Wholesale tariffs

  Interconnect

        ComReg requires our interconnect tariffs to be cost-oriented, non-discriminatory and transparent. We calculate our interconnect tariffs based on our long run incremental costs. We are required to make pricing submissions to ComReg on a regular basis. These prices are subject to interim reviews by ComReg and ComReg may make retrospective adjustments as a result of these reviews. When ComReg makes retrospective adjustments to our pricing for interconnect services, we are required to recalculate and resubmit our prices.

        The rate we pay for fixed-to-mobile call termination varies between €0.0870 and €0.1778 per minute depending on the time of day and day of the week the call is made and the terminating mobile operator.

  Wholesale leased lines

        We provide leased lines to other authorised operators, which are used in the construction of their national networks, to connect our network to those of other authorised operators and for resale by other authorised operators to end-users. Leased line prices charged to other authorised operators are directly related to the prices we charge for the retail leased lines we offer and as a result are subject to periodic review by ComReg. We are currently required to supply leased lines to other authorised operators at an 8% discount to our retail price.

  Partial private circuits

        Partial private circuits are a type of leased line that terminates at a point of connection between two authorised operators' networks. We offer partial private circuits to other authorised operators under our RIO.

        ComReg introduced a pricing structure for partial private circuits in December 2002, which required us to submit a fully cost-orientated pricing submission based upon the long run incremental cost of the various network elements comprising a partial private circuit. While we previously agreed interim pricing for partial private circuits with ComReg, in connection with our pricing dispute regarding unbundled local loops ComReg has also directed us to recalculate our prices for partial private circuits. As part of the stay order discussed below, we agreed to apply appropriate elements of the interim unbundled local loop price of €16.81 to recalculate our prices for partial private circuits, facilitating a product launch, and as part of the 26 September 2003 settlement discussed below, we agreed with ComReg that this price will apply until 31 March 2004. In February 2003, ComReg directed us to give customers who migrate from leased lines to partial private circuits in accordance with agreed procedures the benefit of the prices we ultimately agreed for partial private circuits with retrospective effect from 17 February 2003. We subsequently agreed with ComReg that the period of retrospection would be 75 days for a defined subset of circuits migrated prior to 25 May 2004. Following a recent review by ComReg of our cost calculations, in February 2004, we reduced our prices for partial private circuits by approximately 20%. We expect the current pricing to apply up to 31 March 2005.

  Unbundled local loops

        The prices we charge for unbundled local loops and line sharing are regulated by ComReg and form part of our ARO. Prices are set based upon the long run incremental cost of our fixed-line access network.

        Although we had previously agreed a price of €16.81 per month for access to our unbundled local loops, on 28 May 2003, ComReg directed us to provide unbundled local loops for a monthly rental of €14.67. We disagreed with the price set by ComReg, because we did not believe it adequately reflected our costs of providing unbundled local loops. As unbundled local loops are a constituent part of a number of related products, this decision potentially impacts the price of a number of our wholesale products, including partial private circuits and carrier pre-selection single billing through WLR. We sought, and were granted, leave to apply for judicial review of this ComReg decision in the Irish High

Court and obtained a stay preventing its enforcement pending further proceedings. While the stay was in effect, we were required to continue to offer access to our unbundled local loops at €16.81 per month. On 26 September 2003 we settled the proceedings with ComReg. As a result, a price of €16.81 applied until 31 March 2004. We have entered into a process with ComReg to determine new prices to be implemented from 1 April 2004, but we do not yet know the new price. This new price will not be applied retrospectively to the period prior to 1 April 2004.

  ADSL bitstream

        ADSL bitstream prices are set out in our ADSL bitstream service price list. Since we are required to offer wholesale products capable of supporting each of our retail ADSL services, we offer various price packages based upon the speed and contention ratio of each port provided. While ComReg does not directly set prices for ADSL, they require us to offer our wholesale bitstream services at a price sufficiently lower than our retail ADSL services so that our competitors can achieve a profit on reselling these services. Our introduction of new retail and wholesale products from 1 March 2004 means that we currently offer discounts averaging 40% off our retail ADSL prices on our wholesale bitstream services. This compares with an average discount of 38% immediately prior to the introduction of these new wholesale and retail products.

        We currently offer a range of ATM & IP based bitstream services at a variety of speeds and levels of contention, up to a maximum speed of 2 Mbit/s. We expect the availability of these products will promote further growth in both the wholesale and retail customer broadband markets.

        Demand for our bitstream services has been stimulated by a number of wholesale price promotions. We are currently running two bitstream promotions:

  (i)
  Bitstream price promotion: This promotion applies to new subscribers connected to any bitstream product during the promotional period. Eligible subscriber orders must be new provide orders completed during the promotional period, where the promotional period is 1 June 2004 to 30 November 2004. Applicable subscribers must be active on the bitstream product for a minimum of 3 months, after which eircom will pay the access seeker a rebate per eligible subscriber. For each subscriber order eligible for the price promotion rebate, the access seeker will also be entitled to avail of a bitstream port transfer at a fee of €10. This offer only applies to bitstream port transfer orders completed before 30 November 2005. Rebate to the value of €120. All prices quoted exclude VAT.

  (ii)
  1893 flat rate upgrade: Promotion applies to new bitstream subscriber provide orders released to eircom for any bitstream product during the promotional period. Eligible subscribers must be an 1893 flat rate user. The access seeker can avail of this promotion at a time of their choosing with a promotional period of any 30 successive days between 24 May 2004 and 30 November 2004. Applicable subscribers must be active on the bitstream product for a minimum of 3 months, after which eircom will pay the access seeker a rebate per eligible subscriber. For each subscriber order eligible for the 1893 Flat Rate Upgrade Rebate, the access seeker will also be entitled to avail of a bitstream port transfer at a fee of €10. This offer only applies to bitstream port transfer orders completed before 30 November 2005. There is a rebate to the value of €120. All prices quoted exclude VAT.

  Carrier pre-selection single billing

        Carrier pre-selection single billing prices are subject to approval by ComReg. In July 2002, ComReg directed us to propose a carrier pre-selection single billing through WLR product, and on February 2003, ComReg issued an information notice requiring us to offer carrier pre-selection single billing through WLR to other authorised operators at a discount of 8.5% from our equivalent retail line rental price. This price was to apply for the first year of operation of carrier pre-selection single billing through WLR, which we launched on 2 June 2003. ComReg indicated that it was conducting additional investigations to assess our access costs and would calculate an appropriate cost-based price for carrier pre-selection single billing through WLR. ComReg's review of the pricing of unbundled local loops in the first quarter of 2004, which is still continuing, will impact the price of this single billing service in the future.

        Although we have offered carrier pre-selection single billing through WLR since 2 June 2003, on 20 February 2004, ComReg issued a number of directions requiring us to introduce a single billing WLR product by 31 March 2004. On 26 March 2004, the Minister issued a policy direction to ComReg, which required ComReg to introduce a single billing WLR product into the Irish market by 31 March 2004 at a margin wide enough to encourage competition. We subsequently launched our enhanced carrier pre-selection single billing through WLR product on 31 March 2004. ComReg have directed that from 1 April 2004 prices for the WLR Product will be set at retail price less 10%. In the interests of providing certainty to the market, ComReg considers that this margin should apply for at least one year. The direction also states that ComReg will from 30 June 2004 report monthly to the Minister on the commercial take-up of the WLR product and a review will be undertaken by 24 September 2004 on the overall impact of the introduction of the product on competition and line rental. If the progress envisaged is not evident at this time through either delays on its availability, its robustness or the services needed to support the successful introduction of this product, the Minister will direct ComReg to examine, subject to relevant requirements under European and National law, taking line rental out of the present price cap and to examine setting a specific rental cap no greater than the Irish consumer price index, or to take whatever other appropriate steps are necessary to ensure its successful introduction.

  Flat Rate Internet Access Call Origination (FRIACO)

        FRIACO prices are set out in our RIO. FRIACO is used by other authorised operators who are ISPs to enable them to offer bundled or unmetered Internet access to their customers. It is also used by other authorised operators to offer capacity for onward sale to ISPs. The price at which we are required to offer FRIACO is set by reference to the number of ports provided to the authorised operator, and the price that would be charged under our RIO for the projected volume of traffic for each such port. Having reviewed our cost information, on 21 February 2003 ComReg determined a final price to apply for six months for our FRIACO product. ComReg reserved the right to review FRIACO pricing at six month intervals, but to date has not exercised this right.

Supply Chain Management

        We have established a supply chain management procurement function for the purpose of procuring the lowest economic cost and highest quality of goods and services available. A dedicated team of procurement professionals work closely with our business units in connection with all capital and operational expenditure to ensure effective governance of all of our commercial and contractual negotiations. They also participate in our finance committee. The supply chain function includes the logistics team supporting an end to end supply chain capability.

Networks

        We have the most extensive fixed-line network in Ireland in terms of both capacity and geographic reach. All other authorised operators utilise our infrastructure to some degree in providing fixed-line services.

        The demands on our fixed-line network have changed significantly in recent years, due to the type, level and pattern of traffic, which it now carries. This has resulted from the shift in the mix of fixed-line traffic from voice to data, increased Internet usage and new traffic streams, resulting, for example, from interconnect, carrier pre-select and number portability.

        Based on internal estimates, we believe that our access network reaches approximately 98% of the population, with 98.7% of our customers connected to exchanges that are ISDN-enabled. As of 31 March 2004, we had 137 exchanges equipped with ADSL nodes installed covering approximately 1.1 million working lines. Approximately 76% of lines (841,000) connected to these nodes would be capable of carrying ADSL at speeds from 256k-512k. The total current capacity of our network is 2.2 million PSTN channels. The access network consists of approximately 3.5 million cable pairs in 82,000 km of cable. Average utilisation of the components of our network is between 52% and 59%. Approximately 98% of customer premises are connected to our network using copper lines, and the remainder use a mix of fibre and fixed radio. We currently have 63 narrowband fixed wireless access sites and 23 broadband radio access sites.

        We are in the second year of an access network investment programme, in which we intend to invest approximately €85 million in total over the three year programme term, to reduce substandard lines, increase network capacity at key network nodes, including primary cross-connects and distribution points, and improve broadband capability. We believe that our network capital expenditure as a percentage of turnover is broadly in line with the European average for fixed operators.

  Switching network

        Our switching network is a fully integrated and centrally managed PSTN/ISDN switching network. It is 100% digital and consists of 52 core, or tandem, exchanges and 1,103 edge exchanges, enhanced by four intelligent networking nodes and an operator services node. We have also introduced service nodes for specific services, such as voicemail and fixed-line SMS.

        Our switching network is a meshed network based on a three-level hierarchy: primary, secondary and tertiary. The primary nodes, which are closest to the customer's premises, are each interconnected with two secondary nodes for resilience purposes. In addition, remote subscriber units, or RSUs, in secondary centres are split across two nodes to ensure maximum resilience. The network uses high usage routes between major nodes which route traffic overflow to final choice routes during busy periods on the network.

  Transmission network

        Our transmission network is based mainly on digital technology, consisting of digital transmission nodes connected over 221,000 fibre kilometres of single mode optical cable. We use a combination of technologies, including synchronous digital hierarchy, or SDH, plesiochronous digital hierarchy, or PDH, digital microwave radio and pulse code modulation, or PCM, on copper.

        The SDH network is divided into two layers, a higher and a lower layer. The higher layer connects 25 major switching nodes and is used to transport and groom traffic between lower layer rings. The lower layer collects and delivers traffic at a "local" level using various technologies in various ring or linear configurations. The traffic on the network is protected where necessary by multiplex section shared protection ring, or MSSPRing, or sub network connection, or SNCP, protection schemes. SDH systems operate at rates of 155 Mbit/s, 622 Mbit/s, 2.5 Gbit/s and 10 Gbit/s. Dense wave division multiplexing systems ranging from 16 to 160 wavelengths are deployed on high bandwidth inter-city routes. This optical network layer is used for routing and switching higher layer traffic.

        The SDH network, with its centralised network management capability, we believe provides "best in class" provision and modification of service, improved grade of service and lower maintenance costs. We believe the combination of cable route diversity and protection schemes contribute to world-class network performance and availability, with a circuit availability measured at 99.996% for data transmitted at the 155 Mbit/s STM1 bit rate.

  Data network

        Our data network supports leased lines, switched data services, including frame relay, ATM and packet switched services, and IP services. We provide managed leased line bandwidth services from 64 kbit/s to 2 Mbit/s, including ADSL. The ATM network consists of 31 core nodes and provides managed bandwidth up to 155 Mbit/s on a dedicated network.

  IP network

        Our IP network consists of 51 national points of presence, or POPs, and 8 international POPs. The network is built around two central core nodes, which connect to regional cores and the international nodes using redundant 622 Mbit/s links. Smaller edge nodes connect to the core using n × 2 Mbit/s (where n can be a number from one to five), ATM and 155 Mbit/s links. The network supports leased line, dial-up, and ADSL access to the Internet, as well IP/MPLS VPN service. There are over 523,000 users of the dial-up Internet service, with approximately 30,000 connecting over ADSL. Our IP network connects directly with over 230 Internet service providers at Internet exchange points in Dublin, London, Amsterdam and Frankfurt. Additionally, transit Internet traffic is transferred to upstream providers in London, New York, and Amsterdam.

  ADSL network

        We have also undertaken a network rollout of ADSL. As of 31 March 2004, we had 137 Alcatel ADSL nodes, covering approximately 1.1 million working lines. Approximately 76% of lines (841,000) connected to these nodes would be capable of carrying ADSL at speeds from 256 kbit/s to 512 kbit/s.

  National management centre

        We operate a modern network management centre in Dublin, which allows us to manage our core network, including our international points of presence. Our network management centre is a state of the art facility supported by a family of integrated network support systems and a suite of processes and procedures. These systems and processes allow us to monitor and control the network remotely from a single location and respond promptly and appropriately to all network events.

        A team of technicians and a duty manager are generally always present at the network management centre. The network management centre is supported by expert groups within our design areas. When on-site work is required, our staff at the network management centre dispatch a member of our field force, which consists of skilled technicians located throughout Ireland. We are generally able to have a technician at any of our sites in Ireland within two hours of discovering a problem.

  International network

        Our international network consists of two international gateway switches located in Dublin that provide connection to international networks, together with our interests in various submarine cables and satellite systems. We have also established points of presence in London, Belfast, New York, Boston, Amsterdam and Frankfurt, which extend our fixed-line network by connecting directly with local telecommunications networks in these locations.

  Next generation network

        We continually monitor and test new generations of network technology to identify opportunities to lower our costs and introduce new services. To this end we are replacing our international switches with "Next Generation Network" nodes. We anticipate that in the future, voice and data services will be transported across a single, fully integrated network platform, or "Next Generation Network". When such technology is developed to the point where we consider the cost savings and revenue opportunities sufficient to justify the investment, we may begin a migration to a Next Generation Network. In the short term, however, the focus for our network will be evolutionary improvements designed to improve our services and customer satisfaction.

Sales, Marketing and Customer Care

        We have a strong brand and invest in it, for example, through our sponsorship of the Irish national soccer team and the National League of the Football Association of Ireland. The team relationship creates a considerable "brand impact" on a national scale while sponsorship of the league gives eircom "brand reach" at a regional and local community level.

        We support our sales and marketing programmes with direct marketing campaigns through a wide range of media. In addition, we have developed a broad range of discount schemes to meet the needs of specific consumer and business segments. We also have a well-developed sales and win-back model that enables us to focus on individual market segments and to respond quickly and flexibly to market demands and to competition.

  Retail customers

        We group our retail customers into the following categories, in order to more effectively target and service them:

  •
  residential customers;

  •
  small business customers;

  •
  key business customers;

  •
  corporate customers; and

  •
  government customers.

  Residential, small business and key business customers

        We have approximately 1.24 million residential, small business and key business customers. We market and sell to our customers through customer sales and service, telephone sales, door-to-door canvassing and service call centres. Customer sales and services call centres deal with all inbound call questions from customers. Staff are trained to recognise the customer's needs and sell products and services accordingly. Telephone sales and services call centres make outbound calls to customers who are targeted using business intelligence reporting tools. The majority of our product sales relate to sales of broadband equipment and cordless phones.

        We also have a door-to-door canvassing programme that is responsible for winning back lost customers, acquiring new customers and selling broadband, and we use email to offer products and services in cases where the customer's email address is available to us. We also use business intelligence reporting tools to target customers through mailing campaigns and in-bill leaflets and we send all new customers and customers that we win back from competitors a welcome pack. We operate a website and we use third-party retail stores for the sale of broadband equipment and cordless phone sales, among other things.

        Our key business accounts, which are at the high end of the small and medium business sector, are assigned managers, who pay regular visits to potential new customers. We also have telephone account teams that deal with inbound calls from customers and engage in sales campaigns. Our sales objectives for key business accounts include sales of broadband, ISDN, e-business and business solutions, winning back customers lost to other authorised operators and call stimulation (primarily customer premises equipment and call management services).

  Corporate and government customers

        We assign each of our corporate and government customers a corporate account manager, who is trained to deal with the specific information and communications technology needs of large organisations. Corporate account managers are often assisted by staff of eircom Consult, our team focused on giving support in the preparation of bids and proposals for the corporate, government and business markets, and our LAN Communications team, which provides technical expertise when required.

  Strategy

        Our strategy with respect to retail customers generally is to continue to develop our sales and win-back efforts in response to the changing competitive environment. We believe the current classification of our retail customers is appropriate for our sales and marketing strategy, and we intend to maintain this classification. We continually seek to improve our understanding of customer segments and needs and to develop products and services to meet those needs.

  Wholesale customers

        We have approximately 120 wholesale customers, including approximately 61 active domestic other authorised operators and 42 international operators. We market and sell to our wholesale customers through our account management team, which is our primary sales channel to the other authorised operators. Our account managers visit existing and new wholesale customers regularly to sell our range of wholesale products and services. The account managers are trained to deal with the specific information and communications technology needs of our wholesale customers and they are often assisted by our professional project management team and appropriate technical experts. The main task for our account managers is to convert customer requirements into manageable solutions that meet customer expectations and thus translate these requirements into sales.

        Staff at our wholesale customer service centres are responsible for all data, telephony and interconnect orders placed by our wholesale customers and process hundreds of orders and quotation requests per week. Our highly trained customer service staff are a key component in our relationship with our wholesale customers. Positive interactions with customers are ensured through effective communication with our customer service teams and by working closely with our sector and account managers.

        The systems we use in our wholesale customer service centres help us to deliver quality service to our customers. These include a carrier pre-select order handling system, which processes single-line carrier pre-select orders automatically, and an online ordering, fault reporting and tracking system for ADSL bitstream products which enables us to manage ADSL bitstream orders and faults in an efficient and timely manner.

  Strategy

        We intend to continue to improve our relationships with our wholesale customers by focusing on the specific business dynamics of each of our customers and understanding the opportunities for future growth in these relationships.

Competition

        The Irish telecommunications market, including the market for fixed-line voice telecommunications services, was fully opened to competition on 1 December 1998. Since market liberalisation, we have experienced a significant increase in the level of competition, and we expect that competition will continue to increase from new and existing competitors. We also expect to see continued significant change in the mix of traffic on our fixed-line network, with a movement away from higher-margin local and national calls to lower-margin Internet access calls and wholesale calls, reflecting increased competition, the growth of Internet usage and the impact of mobile substitution.

        With the introduction of carrier pre-selection and the development by competitors of their own networks, competitors are in a stronger position to compete actively for local, national and international calls. ComReg estimates that the new entrants' share of the fixed-line market has been approximately 20%, based on turnover data supplied by other authorised operators for the three years ended 31 March 2004. ComReg has stated that its objectives include the promotion of competition in the Irish telecommunications sector and ensuring that other authorised operators can compete in the market. We expect that the emergence of new mobile operators and the potential emergence of MVNOs will continue to increase competition in an already competitive market.

  Competition in the retail market

        In the residential market, our primary competitor is Esat BT. In addition, we face competition from resellers, including Euphony, Vartec, Hometel, Cinergi, IFA Telecom, Access Telecom, Gaelic Telecom and Swiftcall, who are active in promoting their services using mailings to potential customers, door-to-door canvassing, canvassing in public places such as shopping centres and supermarkets and referral marketing. Resellers do not have their own network and purchase bulk minutes from other authorised operators. We also face competition from cable TV operators who offer services over their own networks as well as through the resale of minutes from other networks.

        Our competitors may use carrier select, whereby the customer dials a specific access number before each call to access the competitor's network, and carrier pre-select, whereby calls from a customer are automatically routed onto the competitor's network. We have an advanced win-back programme in place. We have developed a traffic analysis system that enables us to identify many of our former customers lost to competitors. Since carrier pre-select was introduced in January 2000, we estimate based on our internal traffic analysis system that we have succeeded in winning back approximately 60% of customers who have moved to other authorised operators. However, on 24 September 2003 ComReg adopted a new package of measures, which applies to all other authorised operators, including a direction to amend the industry code of practice to impose a three-month "no contact" period for all carrier pre-selection win-back activities. Winback activities relating to single-billing through WLR services will be subject to the previously directed "no contact" period of four months. The recently adopted package, which will be reviewed by ComReg after eighteen months from its adoption, also includes an initiative on price transparency, sales practice monitoring by ComReg to ensure compliance and various enforcement measures.

        In the business and corporate market, our primary competitors are Esat BT and MCI. Both Esat BT and MCI are able to offer customers direct access to their network, which is especially attractive for customers with high bandwidth requirements. In this market, customer demand extends beyond traditional voice services to leased lines, high speed switched data services, including ATM and frame relay, and managed service solutions, such as those offered by eircom Business IP.

        In addition, there is recent evidence of strong competition in the business and corporate market for narrowband data services to provide connectivity for transaction data applications (e.g., bank ATM machines, lottery and mobile top-up terminals). Following a recent request for proposals for a data communications network for approximately 2,100 outlets, we were selected to provide ADSL to half of these outlets and Esat BT was selected to serve the other half via GPRS technology provided by Vodafone Group plc.

        The number of mobile subscribers was reported by ComReg as 3.5 million as at 31 March 2004, corresponding to an 88% penetration rate based on population. With a current focus on voice and SMS text messages and the continuing evolution of data services, we consider mobile operators as a major competitor to fixed lines.

        In order to remain competitive in the retail market, we will continue to evolve existing products and prices to respond to customer needs and to competition. In addition, we intend to develop new services and products that will enable growth of new revenue streams and exploit technology developments, that are attractive to our customers and help stimulate fixed-line voice and data services. For example, our portfolio of ADSL services and the introduction of our tiered flat-rate Internet access services are recent developments that provide us with a broad based set of services to address customers in both the consumer and business markets. We have developed other data services, including frame relay and IP services, to meet the needs of our business customers and continue to evolve these services to meet customer needs. Subject to regulation, we also seek to develop bundled access and call packages that encourage customers to use our services and offer them increased cost control and improved value for money. We recently announced a new service, "Talktime" that bundles access and calls, which has been available since 1 June 2004. We will also continue to promote the advantages of fixed-line communications over mobile services by highlighting the superior affordability, capacity, quality and reliability of fixed-line services.

  Competition in the wholesale market

        As we enter new wholesale markets we are in the process of changing our focus from the regulated, capital-intensive products in our traditional portfolio to Internet connectivity and network facilities management. This change in focus is in line with the maintenance of our traditional interconnect business, from which the majority of our revenue from wholesale customers is currently derived. We also believe that broadband is one of the most significant opportunities for growth in the communications market.

        In the wholesale market, we believe our primary competitors are Esat BT and MCI, both of whom offer domestic and international wholesale services in other countries and are growing their presence in Ireland. Other competitors include Cable & Wireless, Colt Telecom and Energis. We compete primarily in wholesale leased line sales and switched data services, including ATM and frame relay. In addition, we face competition in the transit market. We believe that we will remain competitive based on overall value for money, taking into account price, network quality, centralised service management, geographic reach of field-based support and quality of our account and project management. We intend to compete in the wholesale market based on the comprehensive coverage of our network and the quality of our service.

Insurance

        As an integral part of our risk management annual programme, we utilise third party insurance to mitigate a number of our residual risks. These risks include:

  •
  property damage and contingent business interruption;

  •
  employer, public & motor liabilities;

  •
  directors & officers liabilities;

  •
  errors & omissions; and

  •
  engineering liabilities.

        Insurance cover for these risks is provided above specific self-insured deductibles and in some cases annual aggregates. This programme is renewed on an annual basis. In addition to the above programme, we also have insurance cover for our public securities transaction risks relating to the IPO in March 2004, the issuance of the Senior Notes and Senior Subordinated Notes in July 2003 and eircom's original initial public flotation in May 1999.

        We believe risks covered, risk retentions and limits of insurance indemnity are broadly in line with similar companies in the same industry sector. The insurances are in full force and effect with all due premiums paid.

Outsourcing

        We are reviewing and will continue to examine opportunities to outsource our requirements and functions in circumstances and on terms as may from time to time be considered appropriate. We concluded the full outsourcing of our bill production division to the Astron Group in June 2004.

        We negotiated with a third party for the possible outsourcing of the majority of our IT requirements. We engaged in contract negotiations for several months, but did not reach a complete and legally binding agreement because of unfavourable commercial terms as a result of increased efficiency in our IT division.

Disposals and Discontinued Operations

        Shortly before the acquisition of the entire share capital of eircom by Valentia Telecommunications, we began a transformation and restructuring programme to consolidate our operations around our core fixed-line business. In response to changes in the telecommunications environment, we exited our Internet software business and ceased development of our on-line content business. We also curtailed our presence in the United Kingdom.

        In May 2001, we completed the demerger of our mobile telecommunications business, Eircell, which was subsequently acquired from our then shareholders by Vodafone Group plc in exchange for shares in Vodafone Group plc. The demerger was effected by way of a distribution in specie to eircom shareholders during the financial period ended 1 November 2001. The impact on the Group reserves amounted to €176 million. In connection with the demerger, we entered into various agreements with Vodafone Group plc and Eircell, pursuant to which we agreed to provide each other with various services and to license to each other a number of properties, and indemnified Eircell and Vodafone Group plc against various matters. We also agreed to certain non-compete restrictions which lapsed in May 2004.

        In May 2002, we exited from our remaining 63% stake in Golden Pages, our directory services business. We received a cash dividend of €191 million in connection with our exit from the business as well as a management fee of €3 million, which was paid to us by Golden Pages.

        In connection with the transactions outlined above, we gave customary warranties and indemnities. In addition, in connection with the demerger of our mobile telecommunications business, we indemnified Vodafone Group plc against the demerger being found to be defective or invalid. This indemnity is uncapped and unlimited in time. We also indemnified Vodafone Group plc against 50% of any stamp or capital duty becoming payable as a result of the demerger and against any stamp or capital duties that may be owing in relation to transactions prior to and unrelated to the demerger.

E.    REGULATION

Overview

        The basic framework for regulation of the Irish telecommunications market is laid out in a series of legislative acts, the most recent of which is the Communications Regulation Act 2002, and related legislation, which have facilitated the development of competition, principally through the implementation of various European Union directives relating to telecommunications.

        On 25 April 2002, the European Commission adopted a new harmonised regulatory framework for all aspects of electronic communications networks and services across the European Union. The new European Union framework was implemented into Irish law on 25 July 2003.

        The new European Union regulatory framework includes a framework directive and four other specific directives on interconnection and access, universal service and users' rights, the authorisation of operators and service providers and data protection. The main policy objectives of the new directives are to facilitate market entry by simplifying licensing conditions and to introduce a more market-focused mechanism for assessing and designating operators with significant market power, by basing it on the concept of dominant position calculated in a manner consistent with competition law practice. National regulators will also have greater flexibility to impose access and interconnect obligations according to national circumstances.

        The focus of the new EU Framework is, over time, to allow the migration of electronic communications networks from governance by sector specific ex-ante regulation to general competition law. In the long term the amount of regulation should lessen as competition within the sector grows. In the short to medium term, however, ex-ante sector specific regulation will remain the predominant form of regulation. This new framework also provides operators with greater flexibility to challenge the decisions of the regulator. The regulator must follow strict procedures in imposing significant market power designations and obligations and operators have recourse to an "Appeals Panel" through which they can challenge certain decisions of the regulator.

The Regulatory Regime

  ComReg

        The present legislation vests all responsibility for regulating the telecommunications sector in Ireland in a not more than three-person Commission for Communications Regulation, or ComReg, other than some residual functions which have been retained by the Minister for Communications, Marine and Natural Resources, or the Minister, and the sector regulated by the Broadcasting Commission of Ireland. ComReg was established under the Communications Regulation Act 2002, and is the independent regulator. The Minister may, in the interests of proper and effective regulation of the electronic communications market, give policy directions to ComReg to be followed by ComReg in the exercise of its functions. Prior to the establishment of ComReg, the telecommunications market in Ireland was regulated by the Office of the Director of Telecommunications Regulation, or ODTR, which was dissolved under the Communications Regulation Act 2002 that established ComReg. ComReg replaced the ODTR and the former Director was appointed Chairperson of ComReg. A new Chairperson was appointed with effect from 1 December 2003.

        ComReg regulates electronic communications principally through a system of general authorisations, licences for radio frequency and rights of use for numbers. We operate our telecommunications business in Ireland under this regime. Prior to 25 July 2003, the most important licence under which we operated our business was the General Telecommunications Licence. This licence was replaced by a general authorisation on 25 July 2003, although some provisions remain in force for a transitional period, described under "The General Telecommunications Licence", below. Through an amendment to the General Telecommunications Licence, we were awarded both narrowband and broadband wireless local loop licences, which currently remain in force and which permit us to provide General Authorisation services by wireless telegraphy.

  The General Telecommunications Licence

        Our General Telecommunications Licence was issued in 1998 for a period of 15 years. On 25 July 2003 our General Telecommunications Licence was replaced with a new general authorisation in connection with the implementation of the new European Union directives described under "Overview", although some provisions remain in force for a transitional period.

        We were required under our General Telecommunications Licence to pay a yearly levy, equal to 0.2% of our relevant annual turnover, to ComReg to defray its administrative costs. Under the new regime we are also required to pay a yearly levy of 0.2% of our relevant annual turnover. Various obligations under our General Telecommunications Licence that are triggered by our designation as having significant market power in various areas of our business, as described more fully below, remain in force pending such designations as may be made under the new regime.

General Authorisations, Licences and Rights of Use

        The new regime described below, which took effect on 25 July 2003, includes a change from a system of individual licences to a scheme of general authorisations for electronic communications networks and services, although individual licences and rights of use are still required to provide services involving the use of radio frequency and numbering.

        We may not delegate, grant or otherwise transfer, any right, interest or entitlement in our general authorisation. ComReg has extensive powers to enforce or modify conditions to general authorisations, licences or rights of use and to issue directions under those conditions. It is an offence to fail to comply with the conditions of a general authorisation, licence or right of use. ComReg has the power to request information to verify compliance with such conditions and to apply to the Irish High Court for an appropriate court order requiring compliance, including an order directing that a financial penalty be paid to ComReg. ComReg may propose an appropriate penalty in light of the non-compliance but the court will have discretion to determine the amount of the financial penalty. In addition, ComReg has the power to suspend or withdraw an authorisation, licence or right of use where, in its opinion, there has been a serious or repeated non-compliance with the conditions attached to a general authorisation, licence or right of use, or a failure to meet a specific obligation relating to significant market power or universal service. ComReg may also amend authorisations, licences and rights of use from time to time "where objectively justifiable and in a proportionate manner".

        With the exception of decisions on enforcement, decisions of ComReg are subject to a statutory right of appeal to an Appeals Panel. There is also separately a general administrative law right of judicial review of decisions of ComReg. Operators that are designated as having significant market power ("SMP") in markets specified under the regulatory framework bear onerous obligations which are currently set out in the General Telecommunications Licence and in applicable laws. SMP obligations currently apply in four relevant markets, fixed networks and services, mobile networks and services, leased lines and interconnect. As a rule, under the previous framework, an operator was designated as having SMP in a relevant market if it held 25% or more of that market.

        In the most recent SMP determination in June 2002, we were designated as having SMP in the public fixed telephony services market, in the public fixed telephony network market and in the leased lines market. These resulting SMP obligations will continue to apply to us until new designations are made under the new regime.

        Under the new regulatory framework, 18 potential markets have been identified by the European Commission as product markets in which SMP designations may be made. An operator will be designated as having SMP in a particular market if it has a dominant position, calculated in a manner consistent with competition law practice. It is not clear what markets will be identified for SMP purposes under the new framework in Ireland, as ComReg has discretion, subject to European Union Commission approval, not to elect one or more of the markets identified by the EU Commission and/or to elect additional markets that are not contained in the EU Commission recommendation. We expect that ComReg will designate us as having SMP in most of the markets ComReg ultimately identifies, with certain exceptions including the broadcasting and mobile wholesale markets. ComReg's implementation of this process is likely to take some time, as it involves a new procedure. Unlike the old procedure, before ComReg can designate us as having SMP it is required to define the relevant market in accordance with the European Commission's recommendations and competition law principles. It is also required to carry out a market analysis to determine whether or not there is effective competition in that market.

        ComReg has issued consultations on market analysis relating to wholesale broadcasting transmission services; access on mobile networks; international roaming on mobile networks; origination and termination on mobile networks; wholesale unbundled access (including shared access) to metallic loops and sub-loops, wholesale broadband access, wholesale terminating and trunk segments of leased lines and retail leased lines (national) and international leased lines. ComReg has designated eircom as a Significant Market Power ("SMP") operator in the market for wholesale unbundled access to metallic loops and sub-loops and has imposed obligations on eircom including access, non-discrimination, accounting separation and cost orientation. ComReg has proposed that eircom should be designated with SMP in the markets for wholesale broadband access and wholesale terminating and trunk segments of leased lines, and retail leased lines, below 2Mb capacity. ComReg will finalise its decision on those proposals at the end of the current consultation period. ComReg proposed to lift all regulatory obligations on eircom in respect of international leased line markets which it has found to be effectively competitive. This is expected to be confirmed at the end of the current consultation period.

        Once an operator has been designated as an SMP operator in a market, ComReg is obliged to impose such obligations on that operator as ComReg considers appropriate. This includes a range of obligations from transparency to price control and cost orientation of prices.

Regulation of our Products and Services

  Retail price regulation

        Where ComReg finds that no competition exists for a relevant service, or where the provider of a service has a dominant position in the market for the supply of those services, it may choose to impose a price cap. The retail price cap may be imposed for a specified basket of telecommunications services offered by a relevant provider and for specified services within that basket. The allowable percentage change under retail price caps in Ireland is tied to the percentage increase in the Irish consumer price index plus or minus a factor set periodically by ComReg.

        The current retail price cap order came into operation on 4 February 2003 and applies solely to us. This order places a price cap on tariffs charged on a specified basket of our retail products and services, and is expected to apply for three years. The retail price cap requires that a weighted average of the prices of the products in the basket not increase annually by more than the Irish consumer price index minus 0%, replacing the previous price cap of the Irish consumer price index minus 8%. In addition, the price order removed the sub-caps on prices for individual services in the basket.

        The basket items included under the current price cap are as follows:

  •
  the rental of PSTN and ISDN lines;

  •
  initial connection and takeover of PSTN and ISDN lines;

  •
  local calls;

  •
  national calls;

  •
  operator calls;

  •
  payphone calls; and

  •
  fixed to mobile calls.

        International calls and directory enquiry calls are not within the retail price cap.

        Although we have offered carrier pre-selection single billing through WLR since 2 June 2003, on 20 February 2004, ComReg issued a number of directions requiring us to introduce a single billing WLR product by 31 March 2004. On 26 March 2004, the Minister issued a policy direction to ComReg, which required ComReg to introduce a single billing WLR product into the Irish market by 31 March 2004 at a margin wide enough to encourage competition. We subsequently launched our enhanced carrier pre-selection single billing through WLR product on 31 March 2004. ComReg have directed that from 1 April 2004 prices for the WLR product will be set at retail price less 10%. In the interests of providing certainty to the market, ComReg considers that this margin should apply for at least one year. The direction also states that ComReg will from 30 June 2004 report monthly to the Minister on the commercial take-up of the WLR product and a review will be undertaken by 24 September 2004 on the overall impact of the introduction of the product on competition and line rental. If the progress envisaged is not evident at this time through either delays on its availability, its robustness or the services needed to support the successful introduction of this product, the Minister will direct ComReg to examine, subject to relevant requirements under European and National law, taking line rental out of the present price cap and to examine setting a specific rental cap no greater than the Irish consumer price index, or to take whatever other appropriate steps are necessary to ensure its successful introduction.

        ComReg is currently conducting a process aimed at improving price transparency in the telecommunications market, in which eircom is participating. The object of the exercise is to "provide a fair, broad based comparison of alternative tariffs".

  Interconnect

        As we are currently designated as having significant market power in the fixed voice telephony market, we must offer interconnect services to other authorised operators seeking it, by means of the publication of a reference interconnect offer, or RIO. This sets out the rates, contract terms and conditions at which we offer interconnect services. These must be non-discriminatory and transparent. We must also ensure that our cost accounting systems are suitable for implementing our interconnect obligations. ComReg may compel us to justify our RIO.

        RIO prices are based upon the long run incremental costs of providing interconnect services, plus a rate of return on investment. ComReg has issued various notices and decisions relating to the methodology for calculating these prices, including the calculation of costs that may or may not be included in setting RIO prices as well as the appropriate rate of return on investment we are permitted to have. We make regular submissions to ComReg in relation to such notices and decisions, and in particular have urged ComReg to adopt modified models as a basis for the calculation of costs and, ultimately, RIO pricing.

        On 3 February 2003, ComReg issued a Decision Notice that provides that a nominal pre-tax cost of capital of 11.5% will be used as the basis for allowing us an adequate rate of return for regulatory purposes, including for setting RIO and various other wholesale rates, until ComReg decides otherwise. This supercedes a rate of 12% set by ComReg in 2000.

        In February 2003, ComReg issued a consultation paper seeking responses from operators on a number of issues relating to interconnect services, including whether a price cap should be introduced for interconnect services, and the method by which carrier billing and administration costs could be recovered, if at all. In May 2003, ComReg stated that it believed in principle that a wholesale price cap should be introduced and that it would consult further in a separate paper on this matter shortly. In August 2003, ComReg further noted that it found the responses received in regards to the consultation helpful and, where appropriate, would factor the responses into its analysis. ComReg has not provided us with any further indication of the timeline for the development and introduction of a wholesale price cap.

        In May 2004, ComReg issued a draft Decision Notice to which eircom has responded, setting out details of its review of our RIO. ComReg noted that it expected this to be a one time review, with the aim of establishing a definitive, transparent, non-discriminatory and compliant version of our RIO. This concerns the terms and conditions under which we offer interconnection to other authorised operators. Pricing and costing for interconnection services do not form part of this review. This review is not expected to have any significant impact on the operation of products and services offered under our RIO.

        On 11 June 2004 ComReg published a consultation and draft direction entitled "Finalisation of 2002/03 and Revision of 2003/04 Interim Interconnect Convergence Rates", to which we have submitted a detailed response.

        Policy directions issued by the Minister on 26 March 2004 require ComReg to review the pricing structure for interconnection and leased lines having regard to developments at European Union level. ComReg will report to the Minister within six months of the date of issue of this policy direction on the areas of the interconnection and leased line sector that are not competitive and identify what additional legislative, regulatory or enforcement measures, if any, are required. The Minister's stated goal for this initiative is to ensure that the pricing structure for interconnection and leased lines advances competition in the telecommunications sector.

  Partial private circuits

        Partial private circuits are partial leased lines that connect a customer's premises to the point of connection between our network and that of another authorised operator. Other authorised operators that possess a core network can use partial private circuits, which are priced off a different tariff schedule, as a substitute for wholesale leased lines. The price at which we provide partial private circuits is regulated by ComReg under our RIO and is required to be based on long run incremental costs. We made submissions to ComReg as to the appropriate prices at which this product should be offered. However, in connection with ComReg's direction on pricing for unbundled local loop services discussed below, ComReg directed us to recalculate our proposed prices for partial private circuits based on the cost quantifications used by ComReg in relation to unbundled local loop services. We sought, and were granted, leave to apply for judicial review of this direction in the Irish High Court and obtained a stay preventing its enforcement pending the determination of those proceedings. As part of the stay order, we agreed to apply appropriate elements of the interim unbundled local loop price of €16.81 to partial private circuits, facilitating our launch of partial private circuits. As part of the 26 September 2003 settlement on pricing for unbundled local loop services discussed below, we agreed with ComReg that this price would apply until 31 March 2004. In February 2003, ComReg directed us to give customers who migrate from leased lines to partial private circuits in accordance with agreed procedures the benefit of the prices we ultimately agreed for partial private circuits with retrospective effect from 17 February 2003. We subsequently agreed with ComReg that the period of retrospection would be 75 days for a defined subset of circuits migrated prior to 25 May 2004

        Following completion of a recent review by ComReg of our cost calculations, in February 2004 we reduced our prices for partial private circuits by approximately 20%.

  Leased lines

        Leased lines are fixed point-to-point and point-to-multi-point connections providing dedicated capacity between locations and are used for high volume voice, data or multimedia transmission. We offer leased lines on a wholesale and on a retail basis. We are required to submit proposed prices or price changes to ComReg for approval. The prices at which we offer leased lines must be cost oriented. Our retail leased line prices were last amended in June 2000, and have not been reviewed by ComReg since then. ComReg has indicated on a number of occasions that it intends to review leased line prices and from time to time has sought cost and market share data in relation to leased line prices. ComReg has not indicated to us that an immediate review is being initiated, however under the ministerial direction to ComReg issued on 26 March 2004, ComReg is obliged to review the pricing structure of our leased lines within six months of the date of issue of the policy direction. We are required by ComReg to offer leased lines to other authorised operators on a wholesale basis at a price equal to the retail price (including discount prices for leased line products) less a discount of 8%.

        ComReg has issued a number of directions which require us to transfer leased lines with a minimum interruption in service, at prevailing wholesale terms and conditions, if a retail customer wishes to switch to another provider for leased line services. ComReg issued the most recent direction on 15 January 2004. We are currently complying with the direction and are engaged in discussions with ComReg regarding the details of its implementation. This direction may adversely affect our leased line turnover and market share.

  Unbundled local loops

        We are obliged to make our copper cables, or local loops, that run from customers' premises to the local exchange, available to other authorised operators. The local exchange lines we make available are referred to as "unbundled local loops". Other authorised operators may site their equipment in or adjacent to our local exchanges so that they can use our local access network. They are then able to use our access network to offer services direct to the customer.

        We are obliged to meet reasonable requests for full and shared unbundled access to our local loop and related facilities under transparent, fair, reasonable and non-discriminatory conditions. We may only refuse any such requests for access on the basis of objective criteria relating to technical feasibility or the need to maintain network integrity.

        The price at which we offer unbundled local loop services is regulated by our access reference offer, or ARO. On 28 May 2003, ComReg directed that the price at which such services are offered be set at €14.67 per month, instead of the price of €16.81 per month we had previously agreed with ComReg. We objected to this price, including the quantifications of our costs used by ComReg in coming to its determination. We sought, and were granted, leave to apply for judicial review of this direction in the Irish High Court and obtained a stay preventing its enforcement pending the determination of those proceedings. While the stay was in effect, we were required to continue to offer access to our unbundled local loops at €16.81 per month. On 26 September 2003, we settled these proceedings with ComReg. As a result of the settlement, a price of €16.81 applied until 31 March 2004. We have entered into a process with ComReg to determine a new price to be implemented with effect from 1 April 2004. The new price will not be applied retrospectively to the period prior to 1 April 2004. In addition, on 27 February and 18 March 2004, ComReg issued consultation papers on local loop unbundling costing. We have submitted detailed responses to both of these consultation papers and it is expected that ComReg will issue reports on these consultation papers in the near future. To date there has been limited demand for unbundled local loop services.

  ADSL bitstream

        ADSL bitstream is a broadband access product comprising a high-speed access link to the customer's premises, which we create by installing ADSL equipment and configuring our local access network and making it available to other authorised operators. As of 31 March 2004, 4 operators had purchased our ADSL bitstream service on a total of approximately 7,467 lines.

        We are required to provide ADSL bitstream access to other authorised operators at regulated prices. These prices are based upon the prices at which we offer retail ADSL services, less a margin agreed by ComReg. While ComReg does not directly set prices for ADSL, it requires us to offer our wholesale bitstream services at a price below the price at which we offer our retail ADSL services, which enables our competitors to achieve a profit on reselling these services. With the introduction of new retail and wholesale products from 1 March 2004, we currently offer discounts on our wholesale bitstream services that average 40% off our comparable retail products. Prior to the introduction of the new products, the average discount was approximately 38%.

        In addition, in January 2004 ComReg directed us to offer a bitstream port transfer product and process. This will facilitate a customer with an existing ADSL service to switch to another authorised operator without the need for a significant break in service.

  Number portability

        Geographic number portability permits a customer with a telephone number that was assigned based on geographic location to retain that telephone number when changing local service providers, provided the customer's telephone line remains physically located within the same geographic area. Non-geographic number portability similarly permits customers with numbers that are standard throughout the country, including Freefone and premium rate service customers, to migrate to another authorised operator without changing their telephone number. Number portability was intended to remove the significant barrier to competition believed to result from customers having to change their telephone numbers if they wanted to change service providers.

        Each operator is responsible for making its network capable of handling number portability. We and each other operator are responsible for certain individual costs in relation to this activity, while certain other costs are shared between operators.

  Carrier pre-selection

        We are also required by ComReg to provide carrier pre-selection facilities. Carrier pre-selection allows customers on our network to access the services of a competing network operator by pre-selecting that operator to carry every call of one or more specified type. Without carrier pre-selection, a customer can select another authorised operator for a particular call by dialling a three or four digit access code before each call. The introduction of carrier pre-selection makes it easier for our customers to choose competing operators to handle their calls. On 5 February 2004, ComReg published a guide for consumers on carrier pre-selection which provides details of other authorised operators offering the service to residential and small business customers.

  Carrier pre-selection enhancements

        In July 2002, ComReg directed us to provide additional services as enhancements to carrier pre-selection, including carrier pre-selection single billing through WLR, carrier pre-selection through agency re-billing and ancillary services. Carrier pre-selection single billing through WLR and carrier pre-selection through agency re-billing are designed to allow other authorised operators to combine line rental and call services in a single bill, increasing the competitiveness of services offered by those operators.

        Carrier pre-selection single billing through WLR.    Carrier pre-selection single billing through WLR allows an authorised operator to resell our access service. We maintain and repair the access line, which remains connected to our switched network, and bill the operator for the use of the line. The operator bills the end customer for the operator's bundled service. As a prerequisite for this service, the end customer must choose the relevant operator to carry all calls using carrier pre-selection. Carrier pre-selection single billing prices are subject to approval by ComReg. In July 2002, ComReg directed us to propose a carrier pre-selection single billing through WLR product. ComReg issued an information notice in February 2003 requiring us to offer carrier pre-selection single billing through WLR from 2 June 2003 to other authorised operators at a discount of 8.5% from our equivalent retail line rental price. This price was to apply for the first year of operation of carrier pre-selection single billing through WLR which we launched on 2 June 2003. ComReg indicated that it was conducting additional investigations to assess our access costs, and would calculate an appropriate cost-based price for carrier pre-selection single billing through WLR. ComReg's current review of the pricing of unbundled local loops will impact the price of this service in the future.

        Although we have offered carrier pre-selection single billing through WLR since 2 June 2003, on 20 February 2004, ComReg issued a number of directions requiring us to introduce a single billing WLR product by 31 March 2004. On 26 March 2004, the Minister issued a policy direction to ComReg, which required ComReg to introduce a single billing WLR product into the Irish market by 31 March 2004 at a margin wide enough to encourage competition. We subsequently launched our enhanced carrier pre-selection single billing through WLR product on 31 March 2004. ComReg have directed that from 1 April 2004 prices for the WLR product will be set at retail price less 10%. In the interests of providing certainty to the market, ComReg considers that this margin should apply for at least one year. The direction also directs that ComReg will from 30 June 2004 report monthly to the Minister on the commercial take-up of the WLR product and a review will be undertaken by 24 September 2004 on the overall impact of the introduction of the product on competition and line rental. If the progress envisaged is not evident at this time through either delays on its availability, its robustness or the services needed to support the successful introduction of this product, the Minister will direct ComReg to examine, subject to relevant requirements under European and National law, taking line rental out of the present price cap and to examine setting a specific rental cap no greater than the Irish consumer price index, or to take whatever other appropriate steps are necessary to ensure its successful introduction.

        Carrier pre-selection single billing through agency re-billing.    Carrier pre-selection single billing through agency re-billing enables an operator to bill the end customer for all services delivered over a particular line. As with carrier pre-selection single billing through WLR, a prerequisite for this service is that the end customer must have made a carrier pre-selection for all call types with the relevant operator. We were to have agreed pricing for carrier pre-selection single billing through agency re-billing with ComReg no later than 2 June 2003. We submitted our proposed prices to ComReg, but these prices have not yet been approved.

        Ancillary services.    We are also required to make call tracking, call barring, voicemail, call waiting, three way calling and alarm/reminder call and similar services available to all operators as ancillary services to carrier pre-selection single billing through WLR. We anticipate significant demand for voicemail, call waiting and three way calling as operators seek to match our retail offerings.

        Restrictions on win-back activities.    Following a consultation process, on 24 September 2003, ComReg adopted a package of measures, which also apply to all other authorised operators, including a three-month "no contact" period for all win-back activities other than win-back activities relating to carrier pre-selection single-billing through WLR services, to which a "no contact" period of four months applies. The recently adopted package, which will be reviewed by ComReg in eighteen months, also includes an initiative on price transparency, proactive monitoring by ComReg to ensure compliance and various enforcement measures. ComReg is currently reviewing our win-back procedures. Following complaints from other authorised operators and a subsequent investigation by ComReg, on 20 April 2004 ComReg found from its investigation that eircom had not complied with clause 4.1 of the Code of Practice and consequently, eircom was in breach of its obligation to be bound by the CPS Code of Practice. Clause 4.1 of the CPS Code of Practice states that "an operator must not release misleading or derogatory information about another operator's service". To remedy the non-compliance we advised ComReg that we are taking action in accordance with our internal disciplinary procedures for failure to quote prices from the eircom Intranet and have highlighted the complaint to our winback teams. ComReg stated that they will monitor the incidence of this type of breach and will take further action as appropriate should it consider that such processes and controls are not sufficiently effective to ensure eircom's compliance with its obligations. On 6 May 2004 ComReg wrote to eircom advising us that it was planning to carry out a compliance investigation on foot of a complaint from another authorised operator regarding alleged breaches of the three month no-contact period for customer winback. eircom has furnished details to ComReg regarding these complaints and it is expected that ComReg will notify eircom of its findings in the near future.

        As a consequence of a number of complaints from other authorised operators and subsequent findings by ComReg that eircom was in breach of the CPS Code of Practice, ComReg directed eircom to adopt a procedure whereby all eircom representatives who make contact in person with consumers must offer to provide written confirmation to the consumer of any rate quoted or rate comparison made during all contacts where a rate is quoted or a rate comparison is made. eircom has notified ComReg that it has complied with this direction.

        If we are found to be in further violation of applicable laws and regulations in relation to our winback activity, we could be subject to financial penalties and ComReg could further restrict our procedures or initiate enforcement proceedings.

  FRIACO

        Flat rate internet access call origination, or FRIACO, is an unmetered interconnection service that provides capacity from originating customers to the point of connection of an operator. Authorised operators that are also ISPs use this service to offer bundled or unmetered Internet access. It is also used by authorised operators to offer capacity for onward resale to other ISPs. ComReg required us to begin providing this service in February 2003, to facilitate other authorised operators' introduction of retail offerings by June 2003. The price at which we are required to offer this product is set by reference to the number of ports provided to the other authorised operator, and the price that would be charged under our RIO for the projected volume of traffic for each port. Having reviewed our cost information, on 21 February 2003 ComReg determined a final price to apply for the FRIACO product for six months from this date. ComReg reserved the right to review FRIACO pricing at six month intervals, but to date has not exercised this right.

  Universal service obligations

        Irish and European Union law requires ComReg to promote the provision of a defined set of basic telephony services to all users in Ireland independent of their geographical location and at an affordable price, whether or not the provision of those services is economic. ComReg satisfies these requirements, in part, by designating one or more operators as having a universal service obligation to provide these services. The universal service elements that must be provided are essentially basic voice services, standard fax and low speed data services of specified quality and reasonable access to public payphones and directory enquiry services.

        In Ireland, we are the only operator that has been designated by ComReg as having USO. On 25 July 2003, we were designated as the sole universal service provider for a period of three years. All of our previous obligations relating to the provision of telephone lines, payphones and directory services have been maintained. Our obligations have been extended to include service to people with disabilities and to provide geographically averaged prices throughout Ireland, which has always been the practice. Previously, we provided these services on a voluntary basis. ComReg has discretion to withdraw a designation, or part of it, or withdraw a designation for a particular area of Ireland and designate another operator or operators as having USO, and may review and amend any aspect of the designation.

        There is a statutory provision that permits ComReg to establish a fund that would allow us to recover part of the costs of meeting our USO, if ComReg determines that the net cost of meeting our USO is an unfair burden on us. We intend to seek the establishment of such a fund in the current year on foot of a detailed and independent study of our net Universal Service Obligation costs.

  Compliance

        On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of certain discount schemes and our published prices. No penalties were levied on us as a result of this determination. At ComReg's request, we have put internal controls in place that we believe will prevent such events from re-occurring and, in October 2003, we commenced an independent audit of the related internal controls covering the period from 18 October 2002 to 30 September 2003. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 30 January 2004.

        If, based on the final audit findings, ComReg concludes that we did not comply with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

Impending regulation

        In the current calendar year we expect, based on our understanding of ComReg's ongoing work programme, that ComReg's agenda will be primarily focused on implementing the new European Union regulatory framework. We expect that by the end of 2004 ComReg will have completed its analysis of the fixed and mobile markets and will have informed the European Union Commission of the ex-ante regulatory measures it intends to impose on operators which it has designated as having significant market power, or SMP, in such markets.

        In 2005, we expect that ComReg will undertake further reviews of certain markets as the implementation of the new European Union framework is reviewed by the European Union Commission. Also, as the current price cap on our retail services may be reviewed at the end of three years, we expect that ComReg would initiate such a review during 2005. ComReg is also likely to review our wholesale prices in line with our interconnect and unbundled local loop obligations.

Competition regulation

        The Irish Competition Act 2002 regulates competition generally by prohibiting anti-competitive arrangements and abuse of a dominant position. The Irish Competition Authority is responsible for the administration and enforcement of this Act. A person guilty of an offence under the Competition Act may be liable to fines of up to the greater of €4 million or 10% of turnover and/or imprisonment for up to five years.

        The Competition Act introduced substantial changes to the current provisions relating to criminal offences and penalties and introduced a new regulatory regime for mergers and acquisitions.

        Under the Competition Act, the Competition Authority is given the power to:

  •
  consider and, if appropriate, grant clearance to, or prohibit, merger agreements which have been notified to it (although the Minister also reviews and can hand down clearance or prohibition decisions on "media mergers" under the Competition Act);

  •
  investigate arrangements and dominant positions that are suspected of being anti-competitive;

  •
  investigate competition related matters referred to it;

  •
  study and analyse any practice or method of competition; and

  •
  institute civil and/or criminal proceedings in the courts to enforce the Competition Act. The Competition Act is also enforced through private litigation.

        Although the Competition Authority has sole jurisdiction to enforce Irish competition laws, there are some areas where ComReg's powers to enforce telecommunications law may overlap with the Competition Authority's jurisdiction. The Competition Act contains provisions for co-operation between the Competition Authority and other statutory bodies, including ComReg. Pursuant to these provisions, ComReg and the Competition Authority entered into a co-operation agreement in December 2002.

        In addition, we are also subject to European Community competition law.

  Non-Irish regulation

        Although we principally provide telecommunications services in Ireland, we also provide some telecommunications services outside Ireland in the United Kingdom and the United States through certain of our subsidiaries and related companies, and are accordingly subject to their laws. Prior to 25 July 2003 in the United Kingdom, through subsidiaries, we operated under public telecommunications operator licences issued under the UK Telecommunications Act 1984. These licences enabled us to provide facilities-based telecommunications services both within the United Kingdom and from the United Kingdom. In the United States, through a subsidiary, we have an international carrier's licence, also known as a Section 214 Licence, which allows us to provide both facilities-based and resold telecommunications services, including voice and data services originating in the United States and terminating in countries outside the United States, including Ireland. The UK Government has replaced the system of licensing telecommunications in the United Kingdom from 25 July 2003 with the provisions of the Communications Act 2003, and the requirement to hold a licence has been replaced by general authorisations. Such general authorisations, broadly similar to those applicable in Ireland as described above in "General Authorisations, Licences or Rights of Use" govern our services within and from the United Kingdom from 25 July 2003. More onerous regulatory obligations will apply to those undertakings found by the UK Office of Communications, or Ofcom, or with respect to decisions taken before 29 December 2003, the UK Director-General of Telecommunications, to have significant market power in certain specified markets.

        In a decision dated 28 November 2003 the Director-General of Telecommunications of Ofcom determined that our UK subsidiary, eircom UK, along with all other providers of fixed networks in the UK, has significant market power in the market for fixed geographic call termination. The Director-General further decided to require eircom UK to provide network access if reasonably requested to do so and to do so on fair and reasonable terms. The Director-General's stated view is that any of our fixed geographic call termination charges that are not based on British Telecommunications plc charges are unlikely to be fair and reasonable.

        While this measure does affect the ability of eircom UK to set termination charges in the UK, its current effect is minimal on eircom UK. In the UK, eircom mostly uses BT's network for terminating call traffic. Therefore, eircom benefits from regulatory measures imposed by Ofcom on BT which have the effect of reducing call termination charges.

ITEM 5
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussions together with the consolidated financial statements of eircom Group, Valentia Telecommunications and eircom and the related notes to those financial statements in Item 18 "Financial Statements". eircom Group has prepared its consolidated financial statements in accordance with UK GAAP. Valentia Telecommunications and eircom have prepared their consolidated financial statements and eircom Funding have prepared its financial statements in accordance with Irish GAAP. UK and Irish GAAP differ in certain significant respects from U.S. GAAP. A discussion of the principal differences relevant to the financial statements of eircom Group, Valentia Telecommunications, eircom and eircom Funding and a reconciliation to U.S. GAAP of net income and total equity for the financial periods discussed herein are set forth in note 40 to the audited consolidated financial statements of eircom Group, in note 38 to the audited consolidated financial statements of Valentia Telecommunications, note 37 to the audited consolidated financial statements of eircom and note 15 to the audited financial statements of eircom Funding included in Item 18 "Financial Statements".

        Some of the information in the review set forth below and elsewhere in this document includes forward-looking statements that involve risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements" and Item 3B "Key Information—Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this document.

        In this section, when we say "we", "us", "our" or other similar terms, it refers to eircom and its subsidiaries for the period from 1 April 2001 to 1 November 2001, Valentia Telecommunications and its subsidiaries for the period from 2 November 2001 to 8 July 2003, and eircom Group and its subsidiaries for the period from 9 July 2003 to 31 March 2004 unless the context otherwise requires.

A.    BASIS OF PRESENTATION OF FINANCIAL INFORMATION

        We were incorporated on 9 July 2003. As part of the reorganisation and refinancing described in Item 4 "Information on the Company", we acquired Valentia Telecommunications on 21 July 2003. Valentia Telecommunications was incorporated on 14 December 1998 and acquired eircom on 2 November 2001.

        For the purpose of this consolidated financial information, the "Company" and the "Group" comprise, respectively, eircom and its subsidiaries for the period from 1 April 2001 to 1 November 2001, Valentia Telecommunications and its subsidiaries for the period from 2 November 2001 to 8 July 2003, and eircom Group and its subsidiaries for the period from 9 July 2003 to 31 March 2004.

        Our business combinations have been accounted for by the acquisition method of accounting except for the eircom Group Acquisition, which has been accounted for in accordance with the principles of merger accounting under Financial Reporting Standard 6 "Acquisitions and Mergers" as if it had occurred on 2 November 2001.

B.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Some of the information in the review set forth below and elsewhere in this document includes forward-looking statements that involve risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements" and Item 3B "Key Information—Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this document. The non-financial operating data included in this part have been extracted without material adjustment from our management records.

Overview of our business

        We are the principal provider of fixed-line telecommunications services in Ireland. According to quarterly data published by ComReg, we had a market share in the Irish fixed-line market throughout the three-year period ended 31 March 2004 of approximately 80%, based on turnover. As the incumbent fixed-line telecommunications provider, we have the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach, and our competitors rely heavily on our infrastructure. We are also the leading Internet service provider, or ISP, in Ireland with approximately 523,000 subscribers as of 31 March 2004. As of 31 March 2004, we had approximately 2 million fixed-line telephone access channels in service, of which approximately 1.6 million were PSTN lines and approximately 0.4 million were ISDN channels. As of 31 March 2004 38,612 PSTN lines which were enabled for simultaneous support of PSTN and ADSL bitstream, permitting simultaneous, high-speed transmission of voice and data over our network, had been taken up by retail and wholesale customers. We had turnover of €1.6 billion in the financial year ended 31 March 2004 and total fixed and current assets of €3.7 billion as of 31 March 2004.

        We offer residential and business customers a wide range of services and products, including:

  •
  fixed-line voice services, including PSTN and ISDN access; local, national and international voice services; advanced voice services; customer premises equipment sales; public payphones; sale and monitoring of domestic alarm systems and directory enquiries; and

  •
  fixed-line data services, including domestic and international data transmission services, such as ADSL; leased lines and advanced data packet-based services, including ATM, frame relay and IP services; managed data networking services; hosting and Internet access and related information technology services.

        We also offer other authorised operators wholesale services and products, including interconnect services, leased lines and switched data services, partial private circuits, unbundled local loops, ADSL bitstream access, carrier pre-selection, single billing through WLR, agency re-billing, geographic and non-geographic number portability and FRIACO. For a description of these services and products, see Item 4D "Information on our Company—Our Business".

Principal Factors that Affect our Results of Operations

  Irish fixed-line telecommunications market

        As the principal provider of fixed-line telecommunications services in Ireland, our performance is affected by factors affecting growth in this market generally. According to quarterly data published by ComReg, the Irish fixed-line telecommunications market has slowed during the financial year ended 31 March 2003 and declined in the financial year ended 31 March 2004. This was primarily as a result of the substitution of mobile services and messaging services such as e-mail for fixed voice services, which, while difficult to quantify, we believe has had a negative impact on growth in the fixed-line market, as has the slowing rate of growth in the Irish economy. We believe that annual growth rates in this market will continue to slow, and there may continue to be quarterly or annual periods of flat or negative growth, making it more difficult for us to increase turnover or even leading to a decrease in turnover, since our business is focused on the fixed-line market.

  Liberalisation of the Irish telecommunications market and increasing competition

        The Irish telecommunications market was fully opened to competition on 1 December 1998. Competitors were quick to enter the market, and we now compete with a number of other authorised operators in the provision of voice and data services. In 2000, ComReg's predecessor introduced a number of measures to increase competition, including carrier pre-selection and number portability. Despite increased competition and these regulatory measures, we have been able to maintain our leading market share of approximately 80% in the Irish fixed-line market, based on turnover, throughout the three years ended 31 March 2004. However, we believe that these regulatory initiatives and the overall trend towards increased competition is likely to result in a decline in our market share in the future.

        ComReg has recently taken a number of other measures designed to increase further the competition in the Irish telecommunications market. These initiatives include:

  •
  offering carrier pre-selection single billing through WLR and agency rebilling;

  •
  provision of partial private circuits services to our competitors; and

  •
  limiting our ability to conduct sales activities to win back lost retail customers after they select an alternative operator.

        Ultimately, these measures may result in further loss of our market share. For more information about these initiatives, see Item 4E "Information on the Company—Regulation".

  Changing mix of services

        Our turnover is affected by changes in the mix of services we provide to retail and wholesale customers. A complete discussion of our turnover is covered under "Results of Operations" below.

  Continued pressures on pricing

        We face substantial regulatory and competitive pressures on our prices. While the Irish consumer price index has increased by approximately 28% in Ireland since 1997, our prices have decreased in both nominal and real terms. The provision of our services and our prices are subject to extensive regulation, including regulation of our wholesale prices and a cap that limits the amount by which we can increase our retail prices on a specified basket of services. As a result of these regulations, the prices we charge for our wholesale and retail products and services do not necessarily reflect the costs we incur in offering them nor the prices that we would charge in the absence of such regulations. In February 2003, ComReg changed the retail price cap from a permitted annual change in average prices equal to the Irish consumer price index minus 8%, to a permitted annual change in average prices equal to the Irish consumer price index minus 0%. ComReg also eliminated the sub-caps it had previously imposed on the individual services within the basket, and added fixed-to-mobile traffic to the list of services included in the basket while directory enquiry calls were removed. The new retail price cap, which ComReg has indicated will remain in effect for up to three years, provides us with greater flexibility in setting prices for services within the basket, and the elimination of the sub-caps allows us to rebalance our prices to better reflect our costs. To date we have rebalanced charges through permitted increases, principally to access services as opposed to call charges. Since the elimination of retail sub-caps, we have increased PSTN line rental charges by over 23%. If ComReg had not eliminated the sub-caps it had previously imposed, increases in PSTN line rental charges would have been limited to a maximum of 12.9%. For more information about our pricing, see Item 4D "Information on the Company—Our Business—Tariffs".

        Although we have offered carrier pre-selection single billing through WLR since 2 June 2003, on 20 February 2004, ComReg issued a number of directions requiring us to introduce a single billing WLR product by 31 March 2004. On 26 March 2004, the Minister issued a policy direction to ComReg, which required ComReg to introduce a single billing WLR product into the Irish market by 31 March 2004 at a margin wide enough to encourage competition. We subsequently launched our enhanced carrier pre-selection single billing through WLR product on 31 March 2004. ComReg have directed that from 1 April 2004 prices for the WLR product will be set at retail price less 10%. In the interests of providing certainty to the market, ComReg considers that this margin should apply for at least one year. The direction also states that ComReg will from 30 June 2004 report monthly to the

Minister on the commercial take-up of the WLR product and a review will be undertaken by 24 September 2004 on the overall impact of the introduction of the product on competition and line rental. If the progress envisaged is not evident at this time either through delays on its availability, its robustness or the services needed to support the successful introduction of this product, the Minister will direct ComReg to examine, subject to relevant requirements under European and national law, taking line rental out of the present price cap and to examine setting a specific rental cap no greater than the Irish consumer price index, or to take whatever other appropriate steps are necessary to ensure its successful introduction.

        Competition in the Irish telecommunications market also creates downward pressure on our prices independent of regulatory constraints. In response to market pressures, we offer discount packages on calls, corporate network services and leased line services to our retail customers. eircom launched its Talktime discount packages in June 2004 providing customers with a range of residential and business offerings that include standard line rental bundled with call minute and phone services allowances. The majority of the amounts comprising discounts relate to traffic turnover. Because of the overall decrease in the volume of fixed-line voice traffic, maintaining or increasing turnover will continue to be dependent to a significant degree on continued increases in the volume of data traffic or services and on our ability to maintain appropriate pricing levels in the face of continued competitive and regulatory pressures on pricing. In May 2003, a ComReg pricing decision required us to reduce our prices for our unbundled local loop services to €14.67 per month and directed us to recalculate pricing for another wholesale product, partial private circuits. We initiated an appeal against this ComReg decision, obtained a judicial stay preventing its enforcement pending further proceedings and subsequently settled these proceedings with ComReg. As a result of this settlement, a price of €16.81 per month applied until 31 March 2004. We entered into a process with ComReg to determine a new price, to be implemented from 1 April 2004. The new price will not be applied retrospectively to the period prior to 1 April 2004. We do not yet know the new price. If we are required to implement a lower price as a result of any determination that ComReg might make, the longer term impact on turnover from access and interconnect services could be significant as the lower price would restrict our flexibility to rebalance many of our product prices. In February 2004, we reduced our pricing structure for partial private circuits by approximately 20%. In addition, on 26 March 2004 the Minister issued policy directions which direct ComReg to review our leased line pricing structure within six months of the date of issue of the policy directions. If ComReg ultimately requires us to recalculate related wholesale or retail leased line prices, our turnover and operating profit may be adversely affected. See Item 4E "Information on the Company—Regulation".

  Net impact of mobile substitution

        Like most fixed-line telecommunications operators, our business is negatively impacted by customers' use of mobile telephones as a substitute for our services. This process is known as mobile substitution. The net impact of mobile substitution on our turnover is difficult to quantify, especially since increased use of mobile telephones also results in additional traffic to and from our fixed-line customers.

        We are continuing to introduce new service options for our customers, such as cordless portable fixed-line handsets with "mobile"-type features, in order to make our services more attractive relative to mobile use. We also highlight the value of our fixed-line services, such as significantly lower per minute charges for calls, compared to mobile. Despite these initiatives, we believe that mobile substitution will continue to have a net negative impact on the fixed-line voice traffic market and our future growth.

  Acquisition of our Predecessor company

        As part of the reorganisation and refinancing described in Item 4 "Information on the Company", eircom Group acquired the entire issued share capital of Valentia Telecommunications in exchange for newly-issued shares of eircom Group. As a result, eircom Group now owns the entire issued share capital of Valentia Telecommunications.

        This acquisition has been accounted for in accordance with the principles of merger accounting under Financial Reporting Standard 6 "Acquisitions and Mergers".

        In November 2001, Valentia Telecommunications' offer to acquire 100% of the share capital of eircom, our Predecessor, by means of a recommended public takeover pursuant to the Irish Takeover Rules became unconditional. The cash offer entitled each eircom shareholder to receive €1.365 for each eircom share and valued eircom at approximately €3 billion. eircom was re-registered as a private limited company effective as of 26 February 2002.

        We accounted for the acquisition of the entire share capital of eircom by Valentia Telecommunications using the acquisition method of accounting. Accordingly, we allocated the purchase price for the acquisition to the assets we acquired and liabilities we assumed based upon their respective fair values, in accordance with UK and Irish GAAP. We applied €764 million of the purchase price, representing the portion of the purchase price that was in excess of the fair market value of the net assets acquired, to goodwill. This goodwill was subsequently reduced by €3 million to take account of certain acquisition costs that were not ultimately payable. We are amortising this goodwill over 20 years which is in accordance with UK and Irish GAAP.

        The financial information included in this document for the financial period from 1 April 2001 to 1 November 2001 reflects the consolidated operations of our predecessor business, eircom, for those periods. This historical financial information is not directly comparable to the historical financial information of the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004 in a number of important respects, including as a result of:

  •
  adjustments to the book value of some assets and liabilities in connection with the acquisition of the entire share capital of eircom by Valentia Telecommunications, and corresponding increases in related charges included in the profit and loss account (mainly depreciation and amortisation), as a consequence of recognising an increase in the fair value of the assets acquired and the amortisation of goodwill arising on acquisition;

  •
  inclusion in the profit and loss account, for the period from 2 November 2001, of interest charges for borrowings used to fund the acquisition; and

  •
  increases in interest charges from August 2003 as a result of the refinancing of Group debt at that date.

        The eircom Group Acquisition has been accounted for in accordance with the principles of merger accounting as if it had occurred in 2 November 2001.

  Restructuring and cost management programmes

        We operate in a highly regulated and competitive pricing environment. Therefore our continued ability to reduce costs will be a key factor in maintaining or improving our operating profit.

        We began a programme during the financial year ended 31 March 2001, prior to the acquisition of the entire share capital of eircom by Valentia Telecommunications, to consolidate our operations around our core domestic fixed-line business and disposed of or closed most of our non-core businesses. On 11 May 2001, we completed the demerger of our mobile telecommunications business, Eircell, with eircom's then shareholders receiving shares in Vodafone Group plc as a result of the demerger. During the financial year ended 31 March 2003, we received a cash dividend of €192 million and a management fee of €3 million in connection with exiting from our remaining 63% stake in Golden Pages, a directory services business, and disposed of eircom NI Limited for €3.5 million (subject to a potential purchase price adjustment). These three businesses are reflected as discontinued operations in our results to the extent that they are material, for the financial year ended 31 March 2002. We have also exited our loss-making multi-media activities and curtailed our presence in the United Kingdom.

        We continue to focus on reducing operational expenditure. Employee-related expenses are a significant component of our operating expenses and a focus of our cost management has been reducing employee headcount. We have reduced the average number of employees from 10,529 for the financial year ended 31 March 2002, to 8,306 for the financial year ended 31 March 2004. These reductions reflect headcount reductions through our voluntary leaving programmes, as well as the reduction of employees relating to businesses that we discontinued, exited or disposed of during the three years ended 31 March 2004. We intend to continue to reduce our headcount to approximately 7,000 by 31 March 2008 or earlier if it is possible to do so. We anticipate that the cost of reducing headcount will be approximately €140 million over the next four years, or a shorter period if we are able to accelerate our voluntary severance programmes.

        We also are continuing to focus on reducing costs through our strict cost management programme and by continuing to improve our supply chain management. For more information about our supply chain management initiatives, see Item 4D "Information on the Company—Our Business".

        We have reduced our capital expenditure during the period, primarily as a result of greater efficiency in network expenditure and exiting or curtailing our business activities in other non-core areas. We intend to continue to pursue a focused and disciplined capital expenditure programme in the future, focusing on evolutionary improvements in our network. See "Capital expenditure and financial investment", below.

  Inflation

        Our operating profit has not been significantly influenced by inflation, although we are affected by inflationary pressures on wages and salaries and on property costs. In addition, the prices at which we offer many of our services and products are regulated based on measures related to the consumer price index and accordingly are directly tied to the rate of inflation.

  Impact of exchange rate fluctuations

        We operate primarily in the Irish market and have minimal operational exposure to foreign exchange rate movements. Following the offering of debt securities in August 2003, we have $250 million in Senior Subordinated Notes that are denominated in U.S. dollars. However, all of our payment obligations in respect of the Senior Subordinated Notes have been hedged into euro, thereby eliminating this foreign currency exposure. For further discussion of our exposure to exchange rate fluctuations, see Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

Recent Developments—Completion of Reorganisation and Refinancing, and IPO

        Beginning in July 2003, we engaged in a series of transactions whereby we reorganised our corporate structure, issued new debt instruments, refinanced and discharged existing debt and funded a dividend and redemption of certain preference shares.

        In July 2003, eircom Group became the holding company for the Group through its acquisition of the entire issued share capital of Valentia Telecommunications and its subsidiaries in exchange for newly-issued shares of eircom Group. As an English company, eircom Group had greater flexibility under the laws of England and Wales to make distributions following the reorganisation and refinancing than would have been the case for Valentia Telecommunications, an Irish company, due in part to the availability of merger relief under English law.

        On 6 August 2003, we refinanced substantially all of our existing indebtedness. In connection with the refinancing, Valentia Telecommunications issued €550 million aggregate principal amount of 7.25% Senior Notes due 2013 and eircom Funding issued €285 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 and $250 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013. In addition, Valentia Telecommunications entered into a Senior Credit Facility, being a €1.4 billion credit facility, of which €1.25 billion was drawn down.

        Valentia Telecommunications used a portion of the proceeds from the notes offering and the funds drawn down under the Senior Credit Facility in order to discharge its indebtedness under its prior credit facility and to pay transaction costs. In addition, Valentia Telecommunications used available cash, including cash held within the Group to fund a dividend of €512 million to eircom Group, utilising the reserves released on a cancellation of its share premium and the issue and cancellation of ordinary shares. eircom Group used this dividend to declare and pay dividends to its shareholders of €446 million, all of which have been paid as of 31 March 2004, and to redeem certain preference shares for €66 million.

Initial Public Offering

        On 26 February 2004 Valentia Holdings Limited changed its name to eircom Group Limited, and re-registered as a public limited company (eircom Group plc) on 8 March 2004. Shortly thereafter eircom Group plc in an Initial Public Offering (the "IPO") issued new ordinary shares and the ESOT subscribed for new ordinary shares pursuant to a rights issue (the "ESOT Ordinary Share Rights Issue"). Simultaneously certain of our shareholders offered their ordinary shares (equating to more than 50% of the ordinary shares in eircom Group plc) to institutional and other sophisticated investors outside the United States and to qualified institutional buyers in the United States pursuant to the exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act"). eircom Group plc's shares were listed on the London and Irish Stock Exchanges on 24 March 2004. We amended the terms of our Senior Notes and Senior Subordinated Notes primarily to provide greater flexibility to pay dividends to our shareholders and on 18 March 2004 we entered into the current Senior Credit Facility (of which €1.25 billion was drawn down) to refinance certain existing indebtedness and to pay certain fees, costs and expenses associated with the IPO (See Item 10B "Additional Information—Material Contracts").

Critical Accounting Policies

        Our principal accounting policies are set out in the note 2 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements". These policies conform with UK GAAP. UK GAAP differs in certain significant respects from U.S. GAAP. A discussion of the differences relevant to the financial statements of eircom Group and a reconciliation of our net profit or loss attributable to group shareholders and shareholders' equity to U.S. GAAP is set forth in note 40 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements".

        We, like virtually all other companies, use estimates and judgements that affect the reported amounts in our consolidated financial statements and accompanying notes. The most sensitive estimates affecting our financial statements involve the following areas:

  •
  Establishing lives for depreciation and amortisation purposes of tangible and intangible fixed assets. Long-lived assets, consisting primarily of property, plant and equipment and intangibles, comprise a significant portion of our total assets. The annual depreciation or amortisation charge depends primarily on the estimated lives we allocate to each type of asset and, in certain circumstances, our estimate of fair values. We regularly review these asset lives and change them as necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on our depreciation and amortisation charges for the year. The impact of a change in asset lives on our depreciation charge for the financial year ended 31 March 2003 is set out in further detail under "Results of Operations—Depreciation", below.

  •
  Calculating current and deferred tax liabilities on our profit. The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. Changes in the estimates could impact both the balance sheet carrying value of the future tax payable as well as the current and deferred tax charge recorded.

  •
  Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs. We operate a funded defined benefit scheme, which is independent of our finances, for the majority of our employees. Actuarial valuations of the main scheme are carried out, as determined by the trustees, at intervals of not more than three years, in accordance with UK GAAP. Under U.S. GAAP, actuarial valuations are performed on a yearly basis. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members of the scheme, the salary progression of our current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. We use estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in our financial statements.

  •
  Providing for doubtful debts. We provide our services to individuals and business customers, mainly on credit terms. We know that some debts due to us will not be paid as a result of the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact our operating results.

  •
  Providing for litigation, contingencies and other constructive obligations. We are a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending or threatened proceedings with our legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation, management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, we recognise any loss that we consider probable and reasonably quantifiable as of the balance sheet date. In addition, we provide for other items of an uncertain timing or amount, such as liabilities arising as a result of restructuring programmes and self-insurance. These provisions are recognised when we have a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required.

  •
  Making appropriate medium-term assumptions on asset impairment reviews. In each of the three financial years ended 31 March, 2004, 2003 and 2002 we have made charges for the impairment of the carrying value of tangible fixed assets, goodwill and investments on our balance sheet. The amount of the charges are in most cases based on the discounted present value of the future cash flows that we expect to be derived from these assets. We use estimates in determining these future cash flows and the discount rate. We assess the existence of impairment whenever events or changes in circumstances indicate that an asset may be impaired. Factors which we consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under UK GAAP are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. Under U.S. GAAP, an impairment occurs when the carrying value of a long-lived asset is not recoverable. Under U.S. GAAP, recoverability is measured based on undiscounted cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the fair value of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

  •
  Assessing the level of interconnect income with and payments to other telecommunications operators. We are required to interconnect our networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, we rely on other authorised operators to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. We use estimates in these cases to determine the amount of income receivable from, or payments we need to make to, these other authorised operators and to establish appropriate provisions.

Results of Operations

        Financial year ended 31 March 2004 compared to the financial year ended 31 March 2003, and to the financial year ended 31 March 2002

        The following table shows selected consolidated profit and loss data from our operations for the periods indicated.

        Presentation of financial information for the aggregated financial year ended 31 March 2002

        In the tables below, we have presented aggregated profit and loss account information for the financial year ended 31 March 2002. We derived this information from the audited consolidated profit and loss account of our predecessor business for the period from 1 April 2001 to 1 November 2001 and from the audited consolidated financial statements of our successor business for the period from 2 November 2001 to 31 March 2002. We have prepared this aggregated profit and loss account information solely to assist comparisons across the three year financial period. This aggregated profit and loss account information does not purport either to represent actual results or to be indicative of results we might achieve in future periods.

        The successor and predecessor periods in the aggregated profit and loss account are not comparable as the successor period profit and loss account includes increases in certain charges. The principle increases in charges relate to amortisation of the pension surplus, goodwill amortisation and increased depreciation, all of which arise as a result of recognising an increase in the fair value of assets and liabilities acquired from eircom, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition. For more information about the acquisition of our predecessor company see "Principal factors that affect our results of operations—Acquisition of our predecessor company" above.

	Predecessor(1)	Successor(2)	Aggregated(3)	Successor(2)
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Consolidated Profit and Loss Data:
Continuing operations
Turnover	€946	€699	€1,645	€1,682	€1,628
Cost of sales	(294)	(214)	(508)	(499)	(410)

Gross profit	652	485	1,137	1,183	1,218

Operating costs before depreciation, goodwill amortised and operating exceptional charges	(433)	(241)	(674)	(648)	(632)
Depreciation	(213)	(188)	(401)	(399)	(368)
Exceptional fixed asset impairments	(49)	—	(49)	—	(38)
Operating exceptional charges	(93)	—	(93)	(13)	(24)
Goodwill amortised on subsidiary undertakings	(5)	(16)	(21)	(38)	(38)

Total operating costs	(793)	(445)	(1,238)	(1,098)	(1,100)
Group operating (loss)/profit before group share of associated undertakings	(141)	40	(101)	85	118
Group's share of operating losses of associated undertakings	—	(1)	(1)	—	—
Goodwill amortised on associated undertakings	(2)	—	(2)	—	—

Operating (loss)/profit from:
Continuing operations	(143)	39	(104)	85	118
Discontinued operations	23	—	23	—	—

Operating (loss)/profit	(120)	39	(81)	85	118
Non-operating exceptional items(4)	(60)	—	(60)	3	1
Amounts written off investments	(12)	—	(12)	—	—
Interest payable and similar charges (net)	(7)	(52)	(59)	(134)	(157)
Exceptional interest payable and similar charges	—	(54)	(54)	—	(51)

Loss on ordinary activities before taxation and minority interests	(199)	(67)	(266)	(46)	(89)
Taxation credit/(charge) on (loss)/profit on ordinary activities	43	(8)	35	6	(14)
Minority interests	(2)	—	(2)	—	—

(Loss)/profit after taxation and minority interest	(158)	(75)	(233)	(40)	(103)
Dividend in specie on the Demerger of mobile business	(176)	—	(176)	—	—
Dividend Paid and Payable (including dividends and other appropriations in respect of non-equity shares)	(11)	(12)	(23)	(22)	(428)

Loss absorbed for the financial period	€(345)	€(87)	€(432)	€(62)	€(531)

(1)
eircom and its consolidated subsidiaries prior to the date of Valentia Telecommunication's offer to acquire all of the shares in eircom became unconditional on 2 November 2001, are referred to as the "predecessor".

(2)
eircom Group and its subsidiaries from and after the acquisition of eircom are referred to as the "successor".

(3)
The historical combined amounts for the year ended 31 March 2002 represent an aggregation of the historical combined amounts of the predecessor business for the period 1 April 2001 to 1 November 2001 and the historical combined amounts for the successor company for the period 2 November 2001 to 31 March 2002. The historical combined amounts for the successor company include purchase accounting adjustments.

(4)
Non-operating exceptional items after operating (loss)/profit have been grouped together for presentation purposes. Exceptional items after operating (loss)/profit for the other periods presented are as follows:

	Predecessor	Successor	Aggregated	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Exceptional gain on the disposal of fixed assets	€2	€—	€2	€2	€—
Exceptional provision for exit from certain international and multi-media activities	(3)	—	(3)	—	—
Exceptional gain on exit from subsidiaries	—	—	—	1	1
Exceptional cost arising on demerger of mobile business	(59)	—	(59)	—	—

Total non-operating exceptional items	€(60)	€—	€(60)	€3	€1

        The following table shows certain financial data from continuing operations for the periods indicated, expressed in each case as a percentage of continuing turnover:

	Financial Year Ended 31 March 2002 (Aggregated)	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
Turnover	100%	100%	100%
Cost of sales	(31)	(30)	(25)
Gross profit	69	70	75
Other operating costs(1)	(41)	(38)	(39)

	28%	32%	36%

(1)
Other operating costs is defined as operating costs before depreciation, exceptional fixed asset impairments, goodwill amortised and operating exceptional charges as disclosed on the face of the profit and loss account.

  Turnover

        The following table shows our turnover from continuing operations, analysed by major categories of products and services, and the percentage change for each category, for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2002 (Aggregated)	2003	2004	2002/2003	2003/2004
Access (rental and connections) (in millions, except percentages)	€399	€423	€489	6%	16%
Voice traffic	584	564	509	(3)	(10)
Advanced voice services traffic	72	87	87	21	1

Total voice traffic	656	651	596	(1)	(8)
Data traffic	89	104	112	16	9

Total voice and data traffic	745	755	708	1	(6)
Data communications	227	204	195	(10)	(5)
Interconnect services	212	210	159	(1)	(24)
Other	192	187	159	(2)	(15)

Gross income	1,775	1,779	1,710	—	(4)
Discounts(2)	(108)	(97)	(82)	(10)	(15)
Total turnover	1,667	1,682	1,628	1	(3)
Less intragroup turnover(3)	(22)	—	—	—	—

Revised turnover	€1,645	€1,682	€1,628	2%	(3)%

(1)
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)
Discounts are primarily related to turnover derived from voice and data traffic, which are presented on a gross basis in the table above. For a discussion of discounts as a percentage of turnover, see "Discounts" below.

(3)
Intragroup turnover consists of turnover from services provided by eircom to other business segments that are now discontinued, including Eircell, Golden Pages and eircom NI Limited. Intragroup turnover is eliminated in the consolidated financial statements.

        Overall turnover decreased by 3% in the financial year ended 31 March 2004. This was primarily due to reduced voice traffic volumes, reductions in certain tariffs, a decline in turnover from data communications and lower interconnect turnover derived from very low margin transit traffic. This was partially offset by price increases on access products, in particular higher PSTN line charges and increased data traffic volumes. Part of the reduction in turnover in the financial year is also due to the exit of certain businesses including eircom Retail stores. In the financial year ended 31 March 2003, turnover increased by 2%. These increases resulted principally from the effects of strong growth in data traffic and increased prices and demand for access channels, partially offset by the effects of decreases in regulated prices for interconnect and declining voice traffic prices and volume.

  Access rental and connections

        Turnover from line rental, connection and other charges consists principally of turnover from monthly subscription fees for PSTN, ISDN, ADSL and bitstream line rentals, initial connection fees and fees for call management services. Turnover from line rental, connection and other charges depends primarily on the total number of access channels in service and the mix of PSTN, ISDN, ADSL and bitstream lines. ISDN lines have a higher monthly subscription charge than PSTN lines.

        The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2002 (Aggregated)	2003	2004	2002/2003	2003/2004
Total access (in millions, except percentages)
Line and equipment rental	€372	€398	€449	7%	13%
Connection and other charges	27	23	23	(18)	1
ADSL & bitstream(4)	—	2	17	n/a	—

Total access turnover	€399	€423	€489	6%	16%

Access channels (in thousands at period end, except percentages)
PSTN(2)	1,607	1,596	1,587	(1)%	(1)%
ISDN(3)	287	351	372	22	6
ADSL & bitstream(4)	—	3	39	n/a	—

Total access channels	1,894	1,950	1,998	3%	2%

(1)
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)
Each PSTN telephone line provides one access channel.

(3)
Includes basic rate, primary and fractional rate ISDN lines. A basic rate ISDN line provides two access channels and a primary rate ISDN line provides 30 access channels. The fractional primary rate ISDN lines that eircom offers provide between 16 and 29 access channels. For reporting purposes we count one fractional rate access as 16 channels.

(4)
ADSL and bitstream turnover and volumes were reclassified from Data communications to Access in the financial year ended 31 March 2003.

        The increase in turnover from access was 16% in the financial year ended 31 March 2004 and 6% in the financial year ended 31 March 2003, due primarily to increases in PSTN line rental charges, growth in the number of ISDN channels, and an increase in ADSL and bitstream turnover as a result of increased customer demand for the new low-cost ADSL service.

        Our total PSTN lines declined by 1% in the financial years ended 31 March 2004 and 31 March 2003 principally due to the increasing substitution of mobile phones for fixed-line services and an increase in the number of residential customers upgrading their PSTN lines to ISDN access. The total number of ISDN channels increased by 6% in the financial year ended 31 March 2004 and 22% in the financial year ended 31 March 2003, principally due to increased demand for data, multimedia and interactive services.

        ADSL and bitstream turnover also increased in the financial year ended 31 March 2004 as a result of increased customer demand following launch of a new low-cost ADSL service in April 2003. By 31 March 2004, the number of ADSL and bitstream lines had increased to approximately 38,612 lines, up from 3,353 in the financial year ended 31 March 2003.

  Traffic

        Traffic turnover derives from local, national, fixed-to-mobile and outgoing international calls, advanced voice services, and data traffic. The amount of traffic turnover we earn depends upon a variety of factors, including:

  •
  tariffs;

  •
  the number and duration of calls;

  •
  the mix between local calls and higher-priced national, fixed-to-mobile and outgoing international calls; and

  •
  the number of calls made to premium rate service providers, such as entertainment and information content services.

        The following table shows information relating to our total traffic turnover and our traffic volumes and the percentage change for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2002 (Aggregated)	2003	2004	2002/2003	2003/2004
Turnover (in millions, except percentages)(2)
Basic voice traffic turnover
Domestic
Local(3)	€144	€133	€121	(7)%	(10)%
National(4)	77	72	56	(7)	(21)
Fixed-to-mobile(5)	229	229	220	—	(4)
International(6)	134	130	112	(3)	(14)

Total basic voice traffic turnover	584	564	509	(3)	(10)
Freefone(7)	22	24	25	8	5
Virtual private network(8)	15	19	22	26	19
Premium rate services(9)	24	30	25	27	(18)
Other advanced voice services	11	14	15	25	10

Total advanced voice traffic turnover	72	87	87	21	1

Total voice traffic turnover	656	651	596	(1)	(8)
Data traffic turnover
PSTN data	52	61	70	17	15
ISDN data	37	43	42	15	—

Total data traffic turnover	89	104	112	16	9

Total traffic turnover	€745	€755	€708	1%	(6)%

	Financial Year Ended 31 March			Percentage Change(1)
	2002 (Aggregated)	2003	2004	2002/2003	2003/2004
Traffic (in millions of minutes, except percentages)
Voice traffic volume
Domestic traffic:
Local(3)	4,304	4,013	3,682	(7)%	(8)%
National(4)	1,361	1,297	1,136	(5)	(12)
Fixed-to-mobile(5)	1,150	1,226	1,241	7	1
International(6)	616	593	533	(4)	(10)

Total basic voice traffic volume	7,431	7,129	6,592	(4)	(8)
Freefone(7)	217	288	323	33	12
Virtual private network(8)	205	239	288	16	20
Premium rate services(9)	25	28	23	14	(17)
Other advanced voice services	74	98	79	33	(20)

Total advanced voice services	521	653	713	26	9

Total voice minutes	7,952	7,782	7,305	(2)	(6)
Data traffic volume
PSTN data	3,119	3,559	3,980	14	12
ISDN data	1,360	1,752	1,870	29	7

Total traffic data minutes	4,479	5,311	5,850	19	10

Total traffic minutes	12,431	13,093	13,155	5%	—%

(1)
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)
Traffic turnover is reported gross of discounts in the table above. For a discussion of discounts as a percentage of turnover, see "Discounts" below.

(3)
Includes calls originating on our fixed-line network and terminating within the same telecommunications area, as well as calls to Northern Ireland from neighbouring Irish telephone zones.

(4)
Includes traffic to other networks and calls to Northern Ireland that do not originate from neighbouring telephone zones in Ireland.

(5)
Includes all calls originating on our network to a domestic mobile network. Due to roaming arrangements, these calls may ultimately terminate on a mobile network anywhere in the world.

(6)
Includes outgoing calls to all countries outside of Ireland and Northern Ireland, including calls to international mobile networks and calls placed by customers of other service operators which are routed through our international network.

(7)
Includes national and international Freefone traffic and traffic from Callsave and LoCall, our cost-shared products.

(8)
Includes domestic and international virtual private network voice traffic.

(9)
Includes call charges at higher-than-standard telephone rates, a portion of which is remitted to a third-party provider of information over the telephone.

        Overall turnover from voice and data traffic decreased by 6% in the financial year ended 31 March 2004.

        Voice traffic.    Basic voice traffic turnover decreased by 10% in the financial year ended 31 March 2004 and 3% in the financial year ended 31 March 2003, primarily due to reductions in tariffs on national and fixed-to-mobile call types and an overall decline in traffic volumes due to loss of market share and weakness in the traditional voice market, principally due to mobile substitution. Loss of market share and weaknesses in the market impacted local, national, fixed to mobile and international turnover, with increased volumes on fixed to mobile partially compensating for reduced tariffs. Turnover relating to advanced voice services increased by 1% in the financial year ended 31 March 2004, due to strong growth in virtual private network turnover, offset by a reduction in premium rate services turnover. Turnover relating to advanced voice services increased by 21% in the financial year ended 31 March 2003 stemming from robust volume growth in virtual private network and premium rate services.

        Total voice traffic minutes decreased by 6% in the financial year ended 31 March 2004 and 2% in the financial year ended 31 March 2003, primarily due to a contraction of the fixed-line voice market in Ireland as a result of increasing mobile substitution and the reduction in growth from a slowing economy, as well as the loss of some market share to competitors. This was partially offset by the impact of increases in fixed-to-mobile calls and advanced voice services.

        Data traffic.    Turnover from data traffic increased by 9% in the financial year ended 31 March 2004 and by 16% in the financial year ended 31 March 2003. The increase in turnover was primarily due to a 10% increase in data traffic volume in the financial year ended 31 March 2004 and 19% in the financial year ended 31 March 2003. The volume increase resulted primarily from growth in Internet usage.

  Data communications

        Data communications comprise leased lines; switched data services, including Business IP+, frame relay, ATM and packet switched data services; Wi-Fi services; ISP services and ancillary services. Turnover from data communications is principally a function of tariffs, the terms of a customer's service level agreement and installation and monthly rental fees.

        The following table shows information relating to turnover from data communications products and services and the number of leased lines, and the percentage changes for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2002 (Aggregated)	2003	2004	2002/2003	2003/2004
Data communications (in millions, except percentages)
Leased lines	€182	€150	€136	(18)%	(9)%
Switched data services	22	25	29	18	13
ISP	23	29	30	25	5

Total data communications turnover(2)	€227	€204	€195	(10)%	(5)%

Number of leased lines (at period end, except percentages)
National leased lines	28,334	26,574	24,599	(6)%	(7)%
International leased lines	878	772	542	(12)	(30)
Interconnect paths	3,032	2,688	2,567	(11)	(5)

Total leased lines	32,244	30,034	27,708	(7)%	(8)%

(1)
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)
ADSL and bitstream turnover and volumes were reclassified from Data Communications to Access in the financial year ended 31 March 2003.

        Turnover from data communications decreased by 5% in the financial year ended 31 March 2004 and 10% in the financial year ended 31 March 2003, primarily due to a reduction in leased line turnover partially offset by growth in Switched Data services and ISP.

        Leased line turnover decreased by 9% in the financial year ended 31 March 2004 and 18% in the financial year ended 31 March 2003, due to a reduction in the number of leased lines in operation caused by rationalisation of other authorised operators' networks, increased competition from international licensed operators and customer migration from analogue leased lines to a smaller number of high capacity digital leased lines or to switched data services. We expect further decline in leased line turnover as customers migrate to lower-priced partial private circuits and on the introduction of in-situ transfer for leased lines.

        Switched data services turnover increased by 13% in the financial year ended 31 March 2004 and 18% in the financial year ended 31 March 2003, mainly due to customer migration from Eirpac, Frame Relay and ATM to BIP and from new customer acquisitions. BIP is a more modern and advanced data service based on IP technology which corporate and small business customers are increasingly using due to its flexibility and efficiency. We expect to see further strong growth in BIP, due to customer demand.

  Interconnect services

        Interconnect turnover arises from charges to other authorised operators for connecting to our network and comprises of, among other things, call origination revenue, call termination revenue, transit revenue, revenue from ancillary services and international transit revenue. Call origination revenue represents revenue from calls made by customers of other authorised operators that originate on our network. Call termination revenue represents revenue from calls originating from the networks of other authorised operators and terminating on our network. Transit revenue represents revenue arising from charges to other authorised operators for using our network to route their customers' calls to customers on other fixed or mobile networks. Ancillary services revenue represents revenue from Freefone and premium rate services, Internet services, emergency services and directory enquiry services.

        The following table shows information relating to turnover and traffic from interconnect services and the percentage change for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2002 (Aggregated)	2003	2004	2002/2003	2003/2004
Interconnect services turnover (in millions, except percentages)
Interconnect	€168	€169	€122	1%	(28)%
Foreign terminating traffic	44	41	37	(7)	(8)

Total interconnect services turnover	€212	€210	€159	(1)%	(24)%

Interconnect services traffic (in millions of minutes, except percentages)
Interconnect
Call origination	1,941	2,031	2,253	5%	11%
Call termination	2,582	2,771	2,809	7	1
Transit to mobile/fixed	878	914	655	4	(28)
Ancillary(2)(3)	40	185	249	—	35
International	152	153	153	1	—

Total interconnect	5,593	6,054	6,119	8	1
Foreign terminating traffic	858	783	931	(9)	19

Total interconnect services traffic	6,451	6,837	7,050	6%	3%

(1)
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)
Interconnect operator services turnover and volumes reclassified from Interconnect/Ancillary to Operator services in other services turnover in the financial years ended 31 March 2003 and 31 March 2002.

(3)
Does not include other authorised operator access to eircom directory enquiries and operator assisted call services.

        Interconnect services turnover decreased by 24% in the financial year ended 31 March 2004. The reduction in total interconnect services was mainly due to a 28% decrease in interconnect turnover, primarily due to a reduction in transit turnover which has a low margin, largely resulting from other authorised operators (particularly mobile) directly interconnecting with each other which led to a reduction in transit volumes of 28%. The remaining reduction in turnover was mainly due to a reduction in international turnover due to lower rates while volumes were maintained. Ancillary volumes grew by 35% in the financial year ended 31 March 2004, mainly due to increased interconnect freefone traffic and access to eircom internet services which attract a low rate.

        In the financial year ended March 2003, total interconnect services turnover decreased by 1%. Turnover for domestic interconnect services increased by 1% while volumes increased by 8%, primarily due to an increase in transit traffic which is largely offset by a corresponding increase reflected in the cost of sales. Volume growth on call termination traffic of 7% and call origination traffic of 5% was driven by the growth and increased market share of other authorised operators, this was partially offset by reductions in rates at which ComReg permits us to offer interconnect services.

        Turnover from foreign terminating traffic decreased by 8% in the financial year ended 31 March 2004 and 7% in the financial year ended 31 March 2003, primarily as a result of decreases in settlement rates in line with international trends, which was partially offset by an increase in volumes and the inclusion of eircom UK volumes in this year which are not included in the prior year.

  Other services

        Other services include our sales of customer premises equipment to corporate customers, directory enquiry and operator services, calling cards, public payphones, and other turnover, including LAN Communications, Infonet, eircom Business Systems and Phonewatch.

        The following table shows information relating to turnover for other services and the percentage change for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2002 (Aggregated)	2003	2004	2002/2003	2003/2004
	(in millions)
Customer premises equipment	€30	€35	€31	15%	(12)%
Operator services(2)	28	31	34	12	10
Card and payphones	25	23	18	(7)	(21)
Other turnover	109	98	76	(10)	(23)

Other services turnover	€192	€187	€159	(2)%	(15)%

(1)
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)
Interconnect operator services turnover and volumes reclassified from Interconnect/Ancillary to Operator services in financial year ended 31 March 2003 and 31 March 2002.

        Turnover from other services decreased by 15% in the financial year ended 31 March 2004 primarily due to our exit from eircom Retail stores and certain other businesses, reductions in calling card and public payphones turnover as a result of increased mobile use and lower sales of equipment and hardware to corporate customers. eircom UK turnover is split across the relevant turnover lines in the financial year ended 31 March 2004 whilst in financial year ended 31 March 2003 all turnover was included in other turnover as this includes subsidiaries. This was partially offset by increased turnover in Operator services driven by Directory Enquiries call volumes and Phonewatch from increased security device sales and increased turnover from monitoring services.

        In the financial year ended 31 March 2003, turnover from other services decreased by 2% primarily due to the curtailment of our UK operations, reductions in calling card and public payphones turnover as a result of increased mobile use and lower sales of customer premises equipment to corporate customers.

  Discounts

        Discounts decreased by 15% in the financial year ended 31 March 2004 primarily due to the reduction of traffic revenue and the dilution of discount packages offered.

        Discounts as a percentage of turnover were 5% in the financial year ended 31 March 2004 and in the financial year ended 31 March 2003. In the financial year ended 31 March 2003 discounts decreased by 10%, primarily due to the reduction of traffic revenue, dilution of traffic discounts and reduction in the number of leased lines.

  Cost of sales

        The following table shows information relating to the cost of sales from continuing operations and the percentage change for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2002 (Aggregated)	2003	2004	2002/2003	2003/2004
	(in millions)
Interconnect	€326	€334	€281	2%	(16)%
Foreign outpayments	68	51	47	(25)	(9)
Other	131	114	82	(13)	(28)

Total cost of sales	525	499	410	(5)	(18)
Less intragroup cost(2)	(17)	—	—	—	—

Cost of sales	€508	€499	€410	(2)%	(18)%

(1)
Percentage changes in cost of sales are calculated based on unrounded cost data, rather than the rounded data presented in this table.

(2)
Intragroup cost consists of cost of sales from services provided by eircom to other business segments that are now discontinued, including Eircell, Golden Pages and eircom NI Limited. Intragroup cost is eliminated in our consolidated financial statements.

        Cost of sales decreased by 18% in the financial year ended 31 March 2004. This was due substantially to reduced volumes on interconnect transit, reduced volumes and rates in foreign outpayments, and the disposal of eircom Retail stores. In the financial year ended 31 March 2003, our cost of sales decreased by 2%, primarily due to lower foreign outpayments in respect of reduced international voice traffic revenue. Cost of sales as a percentage of turnover was 25% in the financial year ended 31 March 2004, compared with 30% in the financial year ended 31 March 2003. This decrease is primarily a result of the reductions in costs associated with interconnect transit turnover, which is a low-margin product.

  Interconnect

        Most of our costs of sales are associated with settlement fees that we pay to other authorised operators for traffic that is routed on their networks. Payments to domestic operators are primarily attributable to calls made by our customers (or customers of other authorised operators, in the case of transit traffic) to fixed and mobile numbers owned by other authorised operators. The amount of such payments is determined by traffic volume and interconnect rates.

        Interconnect cost of sales decreased by 16% in the financial year ended 31 March 2004. This was primarily due to a decline in transit traffic, caused by the fact that some other authorised operators (mainly mobile) moved to interconnection with each other instead of routing their traffic through our network. This factor also resulted in a corresponding decline in transit turnover. In addition, the decrease reflects a decline in certain tariffs, in particular mobile termination rates.

        In the financial year ended 31 March 2003, interconnect cost of sales increased by 2% primarily due to an increase in the volume of calls made by our fixed-line customers to mobile phones, partially offset by a decrease in interconnect rates.

  Foreign outpayments

        Payments to international carriers are determined by the settlement rates that we have negotiated with international carriers, the volume of outgoing international traffic and the mix of call destinations.

        Foreign outpayments decreased by 9% in the financial year ended 31 March 2004 and 25% in the financial year ended 31 March 2003, primarily due to increased competition, which resulted in a decline in international settlement rates for calls.

  Other

        Other costs of sales are attributable to the cost of customer premises equipment sold and commissions paid to agents who sell our services, including calling card services. Other costs of sales also include leased line penalties, rental of leased lines in the United Kingdom, switched port rental costs and a percentage of amounts received by us for calls by our customers to premium rate service providers, such as entertainment and information lines, which we in turn remit to the service providers.

        Other costs of sales decreased by 28% in the financial year ended 31 March 2004 and 13% in the financial year ended 31 March 2003, primarily due to the disposal of the assets of eircom Retail stores and lower sales of customer premises equipment to corporate customers, reductions on leased line costs and the disposal of eircom NI Limited.

  Other operating costs

        The following table shows information relating to our other operating costs from continuing operations and the percentage changes for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2002 (Aggregated)	2003	2004	2002/2003	2003/2004
	(in millions)
Staff costs
Wages and salaries	€379	€372	€376	(2)%	1%
Social welfare costs	15	15	14	—	(7)
Pension costs	25	25	25	—	3

Pay costs before capitalisation/amortisation	419	412	415	(2)	1
Pension amortisation	—	16	16	—	—
Capitalised labour	(41)	(44)	(54)	7	24

Total staff costs	378	384	377	2	(2)
Additional operating costs
Materials and services	61	64	54	4	(15)
Other network costs	26	26	26	2	1
Accommodation	53	55	54	3	(2)
Sales and marketing	30	32	32	5	(1)
Transport and travel	22	22	19	—	(13)
IT cost	17	16	14	(4)	(11)
Miscellaneous costs	88	49	56	(44)	13

Total additional operating costs	297	264	255	(11)	(3)
Less intragroup costs(2)	(1)	—	—	—	—

Additional operating costs	296	264	255	(11)	(3)

Total other operating costs before Exceptional Operating costs, Depreciation and goodwill amortised	€674	€648	€632	(4)%	(2)%

(1)
Percentage changes in other operating costs are calculated based on unrounded cost data, rather than the rounded cost data presented in this table.

(2)
Intragroup costs consist of costs from services provided by eircom to other business segments that are now discontinued, including Eircell, Golden Pages and eircom NI Limited.

        Total operating costs before exceptional operating costs, depreciation and goodwill amortised decreased by 2% for the financial year ended 31 March 2004 and 4% in the financial year ended 31 March 2003. This was primarily driven by reduced pay costs resulting from reduction in headcount as offset by pay inflation and salary increases, and increased capitalised labour costs. Other operating costs were less than prior year, due to continued focus on all costs.

  Staff costs

        Staff costs, which consist of salaries and wages and related pensions and social welfare costs, are the largest component of our operating costs.

        Staff costs decreased by 2% in the financial year ended 31 March 2004. This was due to a decline in the number of employees as a result of our early retirement and voluntary severance programmes, the effect of which was offset by pay inflation and salary increases. There is also an ongoing non-cash charge for pension amortisation of €16 million, relating to the amortisation of a fair value pension surplus that existed at the time of the acquisition of eircom Limited. Capitalised labour costs increased by 24% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the access network.

        In the financial year ended 31 March 2003, total staff costs increased by 2% due to a pension amortisation cost of €16 million, relating to the amortisation of a fair value pension surplus that existed at the time of the acquisition of the entire share capital of eircom by Valentia Telecommunications. This is an ongoing non-cash charge. During this period, pay costs before capitalisation and amortisation decreased by 2% due to reductions in wages and salaries as a result of a decrease in the number of employees, which was partially offset by pay inflation resulting in salary and wage increases for retained employees. Pay increases over the three-year period were substantial, with pay increases pursuant to national pay agreements of 5.5% in February 2002 and of 4% in February 2003 and 3% in November 2003. The timing of our voluntary severance and early retirement programmes, with the majority of the incentivised employee exits in the latter part of the year, also increased staff costs in the financial years ended 31 March 2004, 31 March 2003 and 31 March 2002.

        As a part of our restructuring programme, we are focusing on reducing our employee numbers through voluntary severance and early retirement programmes. In the financial year ended 31 March 2000, we provided €412 million to finance the fundamental restructuring programme announced in March 2000 to strategically reposition the fixed-line business around our core competencies. To date, these provisions have been used principally to pay for staff exits under the restructuring programme. This provision was increased by €36 million in the financial year ended 31 March 2002 to provide for expenses associated with a net deficit of €36 million that existed on an annuity plan offered as part of the restructuring programme. This increase was accounted for as a fair value adjustment at the date of the acquisition of the entire share capital of eircom by Valentia Telecommunications and consequently there was no charge to the profit and loss account in respect of this increase in the provision. An additional provision of €11 million was charged to the profit and loss account in the financial year ended 31 March 2003 in respect of a net deficit on this annuity plan. The amount included within our existing staff restructuring provision in respect of the net deficit on an annuity plan offered as part of the restructuring programme was €72 million at 31 March 2004. This element of the provision is expected to be utilised over a period of 9 years. The remaining provision of €8 million was utilised for staff exits before 30 June 2004.

        Further anticipated staff reductions in the period commencing 1 April 2004 and subsequent years will impact our earnings, either as a result of a new provision or in the form of periodic charges for severance costs as they occur, depending on the precise nature of future programmes. We anticipate that the cost of reducing headcount will be approximately €140 million over the next four years, or a shorter period if we are able to accelerate our voluntary severance programmes. We believe these reductions will, over time, have a positive effect on our operating results.

        We will continue to focus on reducing our employee numbers. To achieve this goal, we intend to:

  •
  offer voluntary severance and early retirement schemes to employees on a more targeted basis with eligibility restricted to specified groups of employees depending on work area and service profile;

  •
  use flexible working models where suitable;

  •
  outsource non-core activities using joint ventures, co-investment initiatives, contracting and disposals;

  •
  tighten control of recruitment;

  •
  create external job opportunities; and

  •
  offer retirement planning seminars.

  Additional operating costs

        Additional operating costs decreased by 3% in the financial year ended 31 March 2004, primarily due to stricter cost controls, a reduction in materials and services costs due to lower volumes and stricter cost control, lower IT costs as a result of more favourable contract terms and a decrease in transport and travel costs due to lower travel activity in the year, offset by an increase in miscellaneous costs due to higher insurance costs and a lower gain on foreign exchange.

        Additional operating costs decreased by 11% in the financial year ended 31 March 2003, primarily due to stricter cost controls, lower IT costs as a result of more favourable contract terms, our exit from our multi-media activities and the curtailment of our activities in the United Kingdom, offset in part by an increase in the cost of materials and services and accommodation costs.

  Depreciation

        The following table shows our depreciation expenses for each of the periods indicated.

	Financial Year Ended 31 March			Percentage Change(1)
	2002 (Aggregated)	2003	2004	2002/2003	2003/2004
	(in millions)
Depreciation	€401	€399	€368	—%	(8)%

(1)
Percentage changes in depreciation are calculated based on unrounded cost data, rather than the rounded cost data presented in this table.

        Our policy is to review asset lives annually in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives.

        Depreciation, excluding exceptional impairment charges, decreased by 8% in the financial year ended 31 March 2004, due to reduced capital expenditure.

        In the financial year ended 31 March 2003, our depreciation charge reflects a €39 million increase in the depreciation charge compared to the financial year ended 31 March 2002, as a result of the increase in the fair value of fixed assets we recognised as of the date of the acquisition of our Predecessor by Valentia Telecommunications, partially offset by a €38 million decrease in the depreciation charge as a result of an increase in asset lives. We undertake an annual review of asset lives and our depreciation policy in accordance with FRS 15, having regard to our network development plans and our assessment of the remaining useful lives of our underlying network assets. The review in respect of the financial year ended 31 March 2003 resulted in an extension of asset lives.

We believe that the revised asset lives are broadly within the benchmarks for comparable operators, but tend to be at the upper limit of the benchmark range.

  Exceptional fixed asset impairments

        In the financial year ended 31 March 2004, we incurred €38 million in connection with non-recurring costs principally in relation to impairment of the carrying value of land and buildings apparent from a professional valuation of land & buildings carried out in December 2003.

        We undertake a review for impairment of a fixed asset if events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realisable value and value in use, the fixed asset is written down to its recoverable amount. The value in use of fixed assets (under UK GAAP) is determined from discounted estimated future net cash flows.

        In the financial year ended 31 March 2002, we incurred €49 million in connection with a number of non-recurring costs, principally in relation to (i) impairment of the carrying value of land and buildings, (ii) impairment of work in progress relating to certain network assets arising through delays in delivering the technology and falling prices, (iii) impairment of web hosting fixed assets as a result of changes in the market and strategic decisions taken by the Group in respect of this business, (iv) impairment in respect of certain capitalised international capacity contracts as a consequence of changes in the marketplace, (v) impairment of fixed assets in the United Kingdom based on our decision to reduce our activities in these markets and (vi) impairment of fixtures and fittings as a result of curtailing certain activities.

  Operating exceptional items before operating profit

        In the financial year ended 31 March 2004, we incurred a number of non-recurring costs amounting in the aggregate to €24 million, principally in relation to (i) costs associated with refinancing our indebtedness, which are not capitalised as debt issue costs under UK GAAP and (ii) notional charges in respect of share options granted to certain employees below market value. The exceptional costs in relation to the refinancing primarily include bonus amounts payable to executives relating to contractual entitlements triggered by the refinancing. The charge for the period includes an amount of €5 million in respect of share options granted to executives in respect of C Shares as the market price of the options exceeds their exercise price at the date of grant. These share options were exercised in January 2004. Further charges of €3 million arose as a result of awards granted to certain directors and senior management, on Admission to the London and Irish Stock Exchanges, under the eircom Group Key Executive Share Award Plan. Although the awards do not vest for between 12 and 24 months, the full charge has been included in the Profit and Loss account as the options were granted in recognition of past performance at the date of Admission. See note 7 and note 41 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements" for further details on share options at 31 March 2004.

        In the financial year ended 31 March 2003, we incurred costs of €13 million in connection with a number of non-recurring costs, principally relating to costs incurred in connection with a proposed securitisation transaction which did not materialise and charges in relation to a deficit on an annuity scheme we provided for as part of the restructuring programme.

        In the financial period ended 1 November 2001, we incurred €93 million in connection with a number of non-recurring costs, principally relating to costs incurred in connection with the public takeover offers of eircom, costs associated with the implementation of the euro, costs associated with various compliance matters, and an additional provision for liabilities relating to self-insured risk.

  Goodwill amortisation on subsidiary undertakings

        In the financial year ended 31 March 2004, goodwill amortisation remained essentially unchanged compared to the prior year period as we continued to amortise the €761 million of goodwill arising from the acquisition of the entire share capital of eircom by Valentia Telecommunications over 20 years, which is in accordance with UK GAAP.

        In the financial year ended 31 March 2004 and 31 March 2003, our goodwill amortisation charge in respect of subsidiary undertakings was €38 million, compared to an aggregated charge of €21 million in the financial year ended 31 March 2002. The increase in goodwill amortisation is a result of recognising goodwill in connection with the acquisition of the entire share capital of eircom by Valentia Telecommunications, which resulted in higher goodwill amortisation charges during the five-month period ended 31 March 2002 and the financial year ended 31 March 2003. The goodwill amortisation charge in the period prior to the acquisition of the entire share capital of eircom by Valentia Telecommunications reflects the amortisation of goodwill in connection with acquisitions made by eircom.

  Group's share of operating losses of associated undertakings

        The Group's share of operating losses of associated undertakings was €1 million in the financial year ended 31 March 2002 principally due to the Group's investment in Altion TI Limited. Altion is a telecommunications software solutions company in which the Group has a 33% interest.

  Goodwill amortised on associated undertakings

        In the financial year ended 31 March 2002, our goodwill amortisation charge in respect of associated undertakings was €2 million. This goodwill amortisation charge was mainly in relation to our associates, Buy4Now Limited and Beacon Integrated Solutions Limited.

  Discontinued operations

        During the three-year period ended 31 March 2004, Eircell, Golden Pages and eircom NI were discontinued. See "Principal Factors that Affect our Results of Operations" above.

  Non-operating exceptional items after operating profit

        Non-operating exceptional items after operating profit during the three-year period ended 31 March 2004, which have been grouped together for presentation purposes, are set forth in the following table:

	Financial Year Ended 31 March 2002 (Aggregated)	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Exceptional gain on the disposal of fixed assets	€2	€2	€—
Exceptional provision for exit from certain international and multi-media activities	(3)	—	—
Exceptional gain on exit from subsidiaries	—	1	1
Exceptional cost arising on demerger of mobile business	(59)	—	—

Total non-operating exceptional items	€(60)	€3	€1

  Exceptional provision for exit from certain international and multi-media activities

        The charge for the financial period ended 1 November 2001 of €3 million relates to restructuring costs and exit of leased buildings in the United Kingdom. The cash outflows arising from these exceptional items were €9 million in the financial period ended 1 November 2001, €3 million in the financial period ended 31 March 2002, €2 million in the financial year ended 31 March 2003 and €nil million in the financial year ended 31 March 2004. These cash outflows include exceptional costs included in the financial year ended 31 March 2001.

  Exceptional gain on exit from subsidiaries

        Due to the changed telecommunications environment, we decided to strategically exit or curtail aspects of our operations that were not central to our business. In the financial year ended 31 March 2004, we disposed of the assets of eircom Retail and sold eircom Response Limited with an overall gain of €1 million.

  Exceptional costs arising on demerger of mobile business

        In the financial year ended 31 March 2002, we incurred €31 million principally in relation to professional fees in connection with the demerger of our mobile telecommunications business and subsequent acquisition of such business by Vodafone Group plc. In addition, we paid the ESOT €28 million to purchase shares of eircom shares for Eircell employees who left our group as a consequence of the demerger.

  Amounts written off investments

        In the period ended 1 November 2001, we wrote down our investment in Accuris Limited by €12 million to its net realisable value, as the interest was held exclusively with a view to subsequent resale. On 16 May 2002, we sold Accuris. We accounted for the disposal in the financial year ended 31 March 2003.

  Interest payable and similar charges

        Interest payable and similar charges increased by 17% in the financial year ended 31 March 2004 due to the new debt structure and amortisation of capitalised fees relating to the refinancing.

        In the financial year ended 31 March 2003, our interest expense increased to €134 million, compared to an interest expense of €59 million in the financial year ended 31 March 2002. This increase reflects the impact of the financing used to fund the acquisition of the entire share capital of eircom by Valentia Telecommunications on 2 November 2001, which was outstanding for the full financial year ended 31 March 2003 and five months of the financial year ended 31 March 2002.

  Exceptional interest payable and similar charges

        Exceptional interest payable and similar charges of €51 million in the financial year ended 31 March 2004, include €27 million which was incurred in connection with the write-off of debt issue costs arising from our refinancing of debt in August 2003 which was subsequently replaced by the new credit facilities in March 2004, and €24 million of costs relating to the early exit from interest rate swaps. The debt issue costs relating to the Senior Credit Facility have been written off in accordance with Financial Reporting Standard 4 "Capital Instruments", which requires that debt issue costs be amortised to the earliest date on which the repayment option can be exercised, unless there is no genuine possibility that the option will be exercised on that date.

        In the period 2 November 2001 to 31 March 2002, we incurred €54 million in connection with the write-off of debt issue costs arising from the financing of the acquisition of the entire share capital of eircom by Valentia Telecommunications. All debt issue and related costs incurred in the period 2 November 2001 to 31 March 2002 were written off in accordance with Financial Reporting Standard 4 "Capital Instruments" which requires that debt issue costs be amortised to the earliest date on which the repayment option can be exercised, unless there is no genuine possibility that the option will be exercised on that date.

  Taxation

        The tax charge of €14 million represented an increase in the financial year ended 31 March 2004 over the financial year ended 31 March 2003. The increase is due to a higher release of over provisions in respect of taxation in the financial year ended 31 March 2003. Excluding the credits in respect of prior year over provisions of tax in both periods, the tax charge for the financial year ended 31 March 2004 remained broadly in line with the tax charge for the financial year ended 31 March 2003.

        In the financial years ended 31 March 2003 and 31 March 2002 we had overall tax credits of €6 million, and €35 respectively. These credits primarily relate to credits for prior periods that arose from the resolution of outstanding matters with the Irish tax authorities. See note 13 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements" for details of these tax credits. The weighted average prevailing corporation tax rates in Ireland were approximately 12.5% for the financial year ended 31 March 2004, 15%, for the financial year ended 31 March 2003 and 19% for the year ended 31 March 2002.

  Dividend in specie on the Demerger of Eircell

        On 11 May 2001, the eircom shareholders, at an extraordinary general meeting, approved the demerger of the Group's mobile communications business, Eircell, to Eircell 2000. Subsequently, the entire issued share capital of Eircell 2000 was acquired by Vodafone Group plc under an offer declared unconditional in all respects on 13 May 2001. The demerger was effected by way of a distribution in specie to eircom shareholders during the financial year ended 31 March 2002. The impact on company reserves of the dividend in specie amounted to €176 million. The results of Eircell up to the date of the demerger on 11 May 2001 are included in the consolidated profit and loss account as discontinued operations.

        Dividend Paid and Payable (including dividends and other appropriations in respect of non-equity shares)

        The following table shows our dividends paid and payable which were charged to the profit and loss account for each of the periods indicated.

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Paid and Payable:
Ordinary dividends	€11	€—	€—	€400
Preference dividends	—	12	22	28

	€11	€12	€22	€428

        Under the terms of the acquisition of the entire share capital of eircom by Valentia Telecommunications, a dividend per share in respect of equity shares of our previous owners of €0.03 was paid. This dividend was in substitution for the previously proposed final dividend of €0.0246 proposed by the directors of eircom in respect of the financial period ended 31 March 2001. The balance of the €0.03 dividend per share over the previous dividend of €0.0246 dividend per share (€0.0054) has been included in the financial period ended 1 November 2001. The total dividends payable under the acquisition of the entire share capital of eircom by Valentia Telecommunications amounted to €66 million, of which €11 million was provided in the financial period ended 1 November 2001 and €55 million was provided for in the financial year ended 31 March 2001.

        The preference dividend charged relates to ESOT Preference Shares, the Redeemable Preference Shares, the Adviser Preference Shares, the Third Party Preference Shares, the Convertible Preference Shares and the Non-Voting Third Party Preference Shares that were in issue during the financial period. The preference dividends charged in each financial year are set out in the table above.

        The Ordinary and Preference dividends paid as part of the reorganisation and refinancing, described in Item 4 "Information on the Company", by eircom Group during the financial year ended 31 March 2004 of €446 million were funded utilising a dividend received from Valentia Telecommunications. Valentia Telecommunications paid this dividend out of the reserves arising on the cancellation of its share premium and the issue and cancellation of ordinary shares. A corresponding write down was simultaneously made in the value of the merger reserve recognised by eircom Group on its acquisition of Valentia Telecommunications, applying merger relief under the laws of England and Wales. A further preference dividend was paid of €15 million by eircom Group during the financial year ended 31 March 2004. This was funded using a dividend received from Valentia Telecommunications which had been received from eircom Limited.

        See note 15 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements" for further details on dividends paid and payable and other appropriations in respect of non-equity shares.

Liquidity

        The following table sets forth our net cash inflow from operating activities and our cash flows under UK GAAP for the periods indicated:

		Successor
	Financial Year Ended 31 March 2002 (Aggregated)	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Operating (loss)/profit	€(78)	€85	€118
Depreciation and amortisation	484	437	444
Amortisation of pension surplus	—	16	16
Cash flows relating to fundamental restructuring, business exits and other provisions	(187)	(63)	(59)
Non-cash exceptional charges	52	10	3
Cash flows relating to prior year exceptional charges	—	(7)	(8)
Changes in working capital	47	19	(24)

Net cash inflow from operating activities	318	497	490
Returns on investment and servicing of finance	(107)	(140)	(278)
Taxation refunded/(paid)	103	4	(14)
Capital expenditure and financial investment	(272)	(239)	(227)
Acquisitions and disposals	(2,460)	185	(1)
Equity Dividends paid	(66)	—	(400)
Financing	2,968	(182)	342

Net increase/(decrease) in cash and cash equivalents	€484	€125	€(88)

  Net cash inflow from operating activities

        Our primary source of liquidity is net cash inflow from operations, which represents operating profit adjusted for non-cash items, principally depreciation and amortisation, cash flows in respect of fundamental restructuring business exits and other provisions, and working capital movements.

        During the financial year ended 31 March 2004, net cash inflow from operating activities decreased by 1%, to €490 million from €497 million in the financial year ended 31 March 2003. This decrease was due to changes in working capital partially offset by an increase in operating profit.

        In the financial year ended 31 March 2003, net cash inflow from operating activities increased by 56%, to €497 million from €318 million in the financial year ended 31 March 2002. This increase was due to an increase in operating profit and reduction in the cash outflows relating to our restructuring and business exits which were partially offset by a reduced level of change in working capital in comparison to the financial year ended 31 March 2003.

        In the financial year ended 31 March 2002, net cash inflow from operating activities decreased by 45%, to €318 million. This principally reflected a decrease in our operating profit of €264 million and an increase in the cash outflow relating to restructuring costs and business exits.

  Returns on investments and servicing of finance

        We use cash to pay interest on our outstanding indebtedness. Net interest paid increased by 4% during the financial year ended 31 March 2004 due to lower deposits and lower associated interest rates. Debt issue costs of €75 million were paid during the financial year ended 31 March 2004 due to the refinancings during the year. Non-equity dividends paid of €61 million relate partly to dividends accrued on preference shares in the prior year. Net interest paid increased in the financial years ended 31 March 2003 and 31 March 2002 due to the increased indebtedness incurred in connection with the acquisition of eircom by Valentia Telecommunications.

  Capital expenditure and financial investment

        During the financial year ended 31 March 2004, we made payments in respect of capital expenditure, net of grants received of €1 million, of €208 million, compared to €197 million in the financial year ended 31 March 2003. The principal reason for the increased cash outflow in respect of capital expenditure in the financial year ended 31 March 2004 is the timing of cash flows, and the increase in actual capital expenditure year on year from €195 million in the financial year ended 31 March 2003 to €207 million in the financial year ended 31 March 2004. Capital expenditure is used primarily to grow and renew our existing network in order to improve our services and customer satisfaction. Our payments in respect of capital expenditure, before grants received, decreased in the financial year ended 31 March 2003 to €197 million from €312 million in the financial year ended 31 March 2002.

        We had no financial investment outstanding as at 31 March 2004. The amount advanced during the financial year ended 31 March 2003, of €50 million, represented an amount loaned to the ESOT during that period, which was repaid in the financial year ended 31 March 2004.

        The restricted cash balance of €70 million can only be used by the company for the purposes of redeeming the remaining Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on this deposit, after deduction of any taxation payable, is payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as pre-redemption dividend.

  Acquisitions and disposals

        During the financial year ended 31 March 2004, we disposed of the assets of eircom Retail and sold eircom Response. We exited from our remaining 63% stake in Golden Pages during the financial year ended 31 March 2003. In the financial year ended 31 March 2002, Valentia Telecommunications acquired eircom and its subsidiaries. Included in cashflows for the financial year ended 31 March 2002 is €309 million in cash taken over upon acquisition of eircom. During the three-year period ended 31 March 2004, we also made a number of minor acquisitions and disposals.

  Equity Dividends paid

        eircom Group paid a dividend of €400 million to its equity shareholders in the financial year ended 31 March 2004 as part of the reorganisation and refinancing, described in Item 4 "Information on the Company". In the aggregated financial period ended 31 March 2002, dividends of €66 million were paid to shareholders.

  Financing

        During the financial year ended 31 March 2004, we refinanced substantially all of our indebtedness. This refinancing included the issue of €550 million aggregate principal amount of 7.25% Senior Notes due 2013 of Valentia Telecommunications, €285 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 of eircom Funding, and $250 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 of eircom Funding. In addition, Valentia Telecommunications entered into a Senior Credit Facility, being a €1.4 billion credit facility, of which €1.25 billion was drawn down. Concurrent with completion of the Initial Public Offering, we refinanced the previous credit facilities with a new Senior Credit Facility. As part of the reorganisation and refinancing, described in Item 4 "Information on the Company", the shareholders' of Valentia Telecommunications transferred their interests in Valentia Telecommunications to eircom Group. Valentia Telecommunications registered as an unlimited public company, under the laws of Ireland, on 28 July 2003. During the financial year ended 31 March 2004, we received cash of €370 million from the Initial Public Offering and the issue of preference shares.

        Share issue costs of €32 million were paid during the financial year 31 March 2004 and we redeemed €76 million of preference shares. During the financial year ended 31 March 2003, we repaid €182 million of outstanding debt.

  Restrictions on transfers of funds

        For a description of the legal and economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances, see Item 3 "Key Information", "We have a significant amount of indebtedness, which may impair our operating and financial flexibility and could adversely affect our business and financial position and our ability to pay dividends", "Changes in accounting principles (particularly the introduction of International Financial Reporting Standards (IFRS)) may materially affect our financial results and our ability to pay dividends", "Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends", and "Our ability to pay dividends is limited by applicable company law, our status as a holding company, certain agreements to which Group companies are party and the requirement to pay dividend entitlements on our Preference Shares".

  Working Capital

        In the opinion of eircom Group, taking into account the undrawn Senior Credit Facility of €150 million, the working capital available to the Group is sufficient for the Group's present requirements, that is for at least the next 12 months following the date of this document.

Capital Resources

        As at 31 March 2004, we had gross long-term debt of approximately €2.310 billion outstanding, as compared to €2.125 billion as at 31 March 2003. The overall net debt, before offsetting capitalised fees, was €1.959 billion. All of our outstanding long-term debt as of 31 March 2003 was drawn under our prior credit loan facility, which was put in place just prior to the acquisition of the entire share capital of eircom by Valentia Telecommunications. We refinanced our outstanding indebtedness under our prior credit facility with the proceeds of the offering of Senior Notes and Senior Subordinated Notes in August 2003 and borrowings under our previous senior credit facility. Concurrent with the Initial Public Offering, we refinanced these previous senior credit facilities with a new Senior Credit Facility. For a description of our funding and treasury policies and objectives, see Item 11, "Quantitative and Qualitative Disclosures about Market Risk".

        As at 31 March 2004, we had a €1 million bank overdraft which was not available for set off against our other bank balances. As at 31 March 2004, we had €47 million of unamortised capitalised fees relating to the refinancing of the debt. These unamortised capitalised fees are offset against the related debt in the balance sheet as required by FRS 4.

        As of 31 March 2003, we had outstanding short-term debt of €106 million carried on the balance sheet of ITI, our financing and treasury subsidiary, through which we centralise our treasury operations. Our previous senior credit facilities included a term loan tranche that was used for the purpose of refinancing this debt, to the extent that it was not repaid prior to the closing of the refinancing in August 2003. As of 31 March 2004, we had €150 million available to us under a revolving tranche of our Senior Credit Facility. As of 31 March 2004, the full amount of this tranche was undrawn.

        As of 31 March 2004, we had €352 million in cash and cash equivalents, all of which were denominated in euro. This excludes restricted cash and cash equivalents of €70 million, which is required to be used to redeem the Redeemable Preference Shares and the Trancheable Redeemable Preference Shares. As of 31 March 2003, we had cash and cash equivalents of €440 million, all of which were denominated in euro.

        As of 31 March 2004, approximately 54% of our underlying debt bore interest at variable rates. Approximately 46% of our underlying debt bore interest at fixed rates. After adjusting for the effect of swaps, approximately 67% of our debt bore interest at fixed rates, with a weighted average rate of 6.6%, reflecting the transformation of some of our underlying debt from floating to fixed rate, and approximately 33% of our debt bore interest at variable rates.

        As of 31 March 2003, approximately 95% of our underlying debt bore interest at variable rates. Approximately 5% of our underlying debt bore interest at fixed rates. After adjusting for the effect of swaps, approximately 54% of our debt bore interest at fixed rates, with a weighted average rate of 7.1%, reflecting the transformation of some of our underlying debt from floating to fixed rate and approximately 46% of our debt bore interest at variable rates.

        For a description of the restrictions upon the use of our capital resources, see Item 10B, "Additional Information—Material Contracts".

Capital Expenditure

        During the financial year ended 31 March 2004, we had cash outflows from capital expenditure on plant, equipment and property of €208 million, net of grants of €1 million, primarily to grow and renew our existing network in order to improve our service and customer satisfaction. In the financial years ended 31 March 2003 and 2002, we had cash outflows from capital expenditure of €197 million and €312 million respectively, which were used primarily to modernise our fixed-line network. The decreases in capital expenditure in the financial years from 31 March 2002 to 31 March 2004 was primarily as a result of better efficiency in network expenditure. We also received capital grants of €19 million during the financial year ended 31 March 2002. Over the next few years, we expect to continue to pursue a focused and disciplined capital expenditure programme and to maintain levels of capital expenditure broadly in line with current levels. We plan to use this capital expenditure primarily to grow and renew our existing network in order to improve our services and customer satisfaction. However, regulatory requirements or technical innovations implemented by our competitors may require us to increase our capital expenditure.

        We are now in the second year of a three-year access network replacement investment programme, in which we intend to invest approximately €85 million over the three years. We believe that our network capital expenditure as a percentage of turnover is broadly in line with the European average for fixed operators.

        We expect to fund our current capital expenditure requirements from internally generated funds and through existing financing arrangements (including the Senior Credit Facility).

Description of Indebtedness

  New Senior Credit Facilities

        We entered into a new €1.4 billion senior secured credit facilities agreement which was drawn down concurrently with the closing of the Initial Public Offering ("IPO"). The new Senior Credit Facility provides for a five-year, €1.25 billion amortising term loan facility, and a five-year revolving facility of up to €150 million.

        The new term loan facility was used to refinance a previous Senior Credit Facility. The revolving credit facility may be used for the working capital needs and other general corporate purposes of Valentia Telecommunications and its subsidiaries.

        We entered into the new Senior Credit Facility because it was on more favourable terms than applied under the previous senior credit facilities due to improved market conditions and also because the previous senior credit facilities agreement imposed certain restrictions that were incompatible with our being a public listed company, including certain restrictions on our ability to pay dividends.

  Senior Notes and Senior Subordinated Notes

        On 6 August 2003, Valentia Telecommunications issued €550 million aggregate principal amount of 7.25% Senior Notes due 2013 and eircom Funding issued €285 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 and $250 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013. The Senior Notes and Senior Subordinated Notes are listed on the Irish Stock Exchange and the Luxembourg Stock Exchange.

        Valentia Telecommunications used a portion of the proceeds from the notes offering and the funds drawn down under the Senior Credit Facility in order to discharge its indebtedness under its previous credit facility and to pay transaction costs of €67 million. In addition, Valentia Telecommunications used available cash, including cash held within the Group, to fund a dividend of €512 million to eircom Group, utilising the reserves released on cancellation of Valentia Telecommunications' share premium and the issue and cancellation of ordinary shares. eircom Group used this dividend to declare and pay dividends to its shareholders of €446 million and to redeem certain preference shares for €66 million.

        In February 2004 we received consents from the holders of a majority in principal amount of the Senior Notes and the Senior Subordinated Notes to amendments to the indentures, primarily in order to allow us greater flexibility in the payment of dividends following the Initial Public Offering. The amendments to the Senior Note and Senior Subordinated Notes indentures took effect upon completion of the Initial Public Offering.

  Hedging

        Prior to 31 March 2004 we terminated our old interest rate swaps and entered into new interest rate swaps of €500 million effective for a period of three years from 1 April 2004. The fees payable to terminate the old swaps were €24 million, which we funded out of the net proceeds we received from the Initial Public Offering.

  Intercreditor Deeds

        Valentia Telecommunications entered into an intercreditor deed in connection with the Senior Credit Facility. The Intercreditor Deed is between, amongst others, Valentia Telecommunications, eircom Funding, and certain subsidiaries of Valentia Telecommunications (the "Intercreditor Obligors"), senior creditors, hedging banks; Bayerische Landesbank (the "LC Issuer"), eircom Group and Deutsche Bank AG London. The Intercreditor Deed provides for the conditions upon which certain payments can and cannot be made. For more information, see Item 10 "Additional Information".

  Lease transactions

  Irish sale and leaseback transactions

        ITI entered into two sale and leaseback transactions, as lessor, in March 1999 and March 2000. The value of the assets acquired and then leased to a third party under these transactions was €180 million. ITI acquired the assets with funds borrowed indirectly through a commercial loan facility. Under defeasance agreements, the third party made payments to the defeasance agent, the same party as the lending bank, which undertook to make the rental payments and ITI consequently released the third party from its obligation to make rental payments to ITI. The Group has a right of set-off over the defeasance payment and the loan. The loans were originally scheduled to be repaid by 31 March 2004, but the extension options contained in them have been exercised so that the lease agreements and loans now have primary terms of 16 years and the option of further terms of 19 years at nominal rents. Negotiations are continuing with the lending bank in relation to the scope and extent of the security to be provided by Eircable Limited and other Group companies for these loans. The lending bank's solicitors have indicated that the lending bank will require ITI to grant assignments by way of security of the rights of ITI under the defeasance agreements and charges over the bank accounts into which the sums due under the defeasance agreements are paid. The lease agreements and loans are subject to termination upon certain specified events. ITI and eircom have covenanted not to create any security interests over the equipment which is the subject of the leases save for such security as it may grant to the lessee over the equipment. The obligations of ITI under the transactions are guaranteed by eircom.

  U.S. equipment finance leases

        We entered into five lease transactions between December 1995 and September 2000, which are scheduled to expire on various dates between December 2003 and February 2015 although two have already been terminated (see below). The equipment which is subject to these leases is necessary for eircom to operate its business and the key characteristics of these leases are as follows:

  •
  U.S. bankruptcy-remote trusts were established which used cash from investors and borrowed funds to purchase telecommunications equipment from eircom which was then leased back to eircom. The loans to the trusts are secured by security interests over the equipment, the lease rentals and other related assets, and the obligations of the trusts under the loans are generally limited to the secured collateral.

  •
  eircom remains responsible for all costs and expenses in relation to the equipment (including repair, maintenance and insurance) and provides full indemnities in relation to the equipment and the transaction. eircom is not permitted to create any security interests over the equipment.

  •
  The rental payment obligations of eircom under the leases have been economically defeased. Defeasance agents have agreed (in return for a payment from eircom), to pay the trusts the rental payments and the purchase price payable on exercise of the early buy-out option (see below). The defeasance agents must be replaced if their credit rating falls below a specified level and such replacement may result in additional costs for eircom.

  •
  On an early termination (including following an event of default), eircom may lose the right to acquire the equipment and has an obligation to pay a termination sum. The amount of the termination sum varies depending on the cause of the termination and may be paid in part from any disposal sale proceeds. At any time that eircom's credit rating is below a specified level (which currently it is) eircom is required to provide security for such potential termination payments. The security currently provided is in the form of letters of credit. The obligations of eircom under these letters of credit are guaranteed by Valentia Telecommunications. The nominal value of these letters of credit as of 31 March 2003 was €8 million. In addition, eircom may be required in certain circumstances to deposit an amount exceeding U.S.$9.6 million as further security for such obligations but this deposit has not been required to date.

  •
  eircom has early buy-out options in respect of the equipment on specified dates and also on the occurrence of certain events that otherwise would trigger a termination of the leases. These options were exercised on 15 January 2003 in relation to two of the leases. As a result, the security on equipment provided for these leases was released and title to the equipment automatically transferred to eircom on payment of the final instalment in December 2003. In relation to the other three leases, eircom is likely to exercise the early buy-out options on the applicable option dates in 2008 and 2010. Failure to exercise the early buy-out options could prejudice eircom's ability to acquire title to the equipment and result in additional transaction costs.

        The aggregate amount outstanding under all the continuing lease agreements as of 31 March 2004 is €182 million.

        Lercie Limited, previously Eircell Limited, has entered into similar lease transactions. Following the demerger of the Group's mobile business, in 2001:

  •
  the leased equipment is now used by the Vodafone Group plc, although Vodafone Group plc pays no rent;

  •
  Lercie Limited remains the lessee of record and the lease obligations of Lercie Limited are guaranteed by eircom;

  •
  certain operational covenants can only be performed by Vodafone Group plc;

  •
  eircom has to perform all of the other covenants, in particular the financial covenants, the requirement to put in place letters of credit and the obligation to make the termination payment. A lease default could trigger eircom's termination payment obligation, and leave eircom unable to fulfil its obligation to transfer title to the equipment to Vodafone Group plc; and

  •
  it is anticipated that these arrangements will remain in place until these leases are assumed by Vodafone Group plc. However, Vodafone Group plc has previously disputed its obligation to assume the leases and there have been no communications with Vodafone Group plc in relation to this for over one year. It is not clear whether eircom could have any obligations under the indemnities it has given to Vodafone Group plc in relation to these leases.

  Section 17 guarantees

        Section 17 of the Irish Companies (Amendment) Act 1986 exempts a company from the obligation to file individual financial statements for any financial year so long as its liabilities at the year end are guaranteed by a parent undertaking. These guarantees are uncapped. eircom provides Section 17 guarantees for a large number of companies in the Group and also remains liable under Section 17 guarantees given for subsidiaries that we subsequently sold. The liabilities of all of the companies for which we have provided Section 17 guarantees at 31 March 2004 are included as liabilities in the audited balance sheets of eircom and Valentia Telecommunications. Guaranteed liabilities of subsidiaries we sold in earlier years are not included in these audited balance sheets, and do not exceed €40 million for the financial year ended 31 March 2004. In addition, intercompany payables are not included in the audited balance sheets as they are eliminated on consolidation.

        Guaranteed liabilities relating to defeased leases described above in "Description of Indebtedness Lease transactions" are also not included in these audited balance sheets as our lease obligations are fully defeased at the inception of the leases.

  Overdraft facilities

        eircom and ITI have a number of overdraft facilities with Allied Irish Banks plc and The Governor and Company of the Bank of Ireland. The aggregate principal amount available to our Group from its overdraft facilities as of 31 March 2004 was approximately €21 million.

Contractual Obligations and Commitments for 31 March 2004

        The following table sets out our contractual obligations and commitments as they fall due for payment.

	Total	Within 1 Year	Between 1 & 3 Years	Between 3 & 5 Years	After 5 Years
	(in millions)
As of 31 March 2004
Long term and short term debt(1)	€2,310	€—	—	€1,250	€1,060
Overdrafts	1	1	—	—	—
Operating Leases	262	25	45	41	151
Capital commitments(2)	29	29	—	—	—

Total contractual obligations and commitments	€2,602	€55	€45	€1,291	€1,211

(1)
Debt issue costs of €47 million have also been capitalised, but have not been offset against long term and short term debt in the table above.

(2)
Capital commitments as at 31 March 2003 and 31 March 2004 are sourced from management records.

        eircom Group does not believe it has material funding requirements for its defined benefit pension schemes, and have therefore not included amounts for future benefit payments in the table above for any of the years presented.

        For more information about our Contractual Obligations and Commitments, see "Description of Indebtedness" above. For information regarding pension commitments and long term and short term debt, see note 34 and note 23 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements".

Contingent Liabilities

        On 17 October 2002, the Commission for Communication Regulation ("ComReg"), the Irish regulator for telecommunications determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of certain discount schemes and our published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction we have put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 30 January 2004. If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

        Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against us seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. We submitted our defence on 26 January 2004. We intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars, the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs' alleged budgeted growth (€25 million) and loss of revenue on the plaintiffs' pricing (€5 million). Even if the plaintiffs could establish a liability on our part under each of these headings, we do not believe that these figures represent damages which would be properly recoverable from us. The particulars also include further unquantified damages.

  Demerger of our mobile telecommunications business

        In connection with the demerger of Eircell in May 2001 and its subsequent acquisition by Vodafone Group plc, we indemnified Eircell and Vodafone Group plc against various matters, including for breaches of warranties given by us pursuant to our agreements with them. Notice of any breach of these warranties was required to be given by May 2003, except for taxation warranties, which, in most cases, must be given by the sixth anniversary of completion of the demerger. No notices of breach have been received to date. Our liability for a breach of the warranties is limited to €500 million (with certain exceptions, e.g., with respect to stamp and capital duty taxes or fraudulent actions), subject to deductibles and other limitations set forth in our agreement with them. We also agreed to indemnify Eircell and Vodafone Group plc for various costs and liabilities.

        In addition, we made several commitments to Eircell and Vodafone Group plc, including the following:

  •
  eircom agreed not to take any action, other than in the ordinary course of business, which would have the effect of reducing eircom's net asset value of our assets below €500 million for two years (which period has now expired) and €200 million for a further four years; and

  •
  eircom agreed that it would not, for a period of three years following the completion of the sale, carry on any second generation mobile telecommunications business in Ireland in competition with Eircell nor have any significant financial interest in any such business. This non-compete agreement expired in May 2004.

  Other

        We gave customary corporate and tax warranties to Promedia GCV in connection with our exit from Golden Pages. The liability period for non tax warranties has expired. Our liability under the tax indemnity and undertaking is generally capped at €10 million, and notice of any breach must be given by 23 May 2009.

        We gave customary tax warranties and indemnities to NTL Communications Corporation in connection with the disposal of our shareholding in Cablelink Limited. The liability period for non tax warranties has expired. Notice of any breach in respect of tax warranties must be given by 9 July 2006, and our liability is capped at approximately €500 million.

        Other than disclosed above, a number of other lawsuits or claims have arisen in the normal course of business. While any litigation has an element of uncertainty, we believe that there were no other contingent liabilities which would have a material adverse effect on the group's financial position.

        In the normal course of business, we have entered into contracts involving the exchange or purchase and sale of foreign currencies and various performance bonds. No material losses are expected in respect of these transactions other than losses for which provision has been made in the financial statements.

Off Balance Sheet Items

        We have entered into a number of defeased lease transactions in connection with which we have prepaid the rental payments due over the life upfront and in full. Under UK GAAP, as these lease obligations are fully defeased from the inception of the leases, the deposits and related lease obligations are not recognised as separate assets and liabilities of the Group. Accordingly, we record no asset for the deposit and show no liability for the lease obligations in our combined and consolidated balance sheet. See "Lease transactions—U.S. equipment finance leases" above. The outstanding payments under these arrangements, net of interest, as of 31 March 2004 and 31 March 2003 were €146 million and €200 million.

New UK Accounting Standards

  International Financial Reporting Standards

        In June 2002, the European Union issued a regulation that requires, for each financial year starting on or after 1 January 2005, companies governed by the law of an EU Member State to prepare their consolidated financial statements in conformity with the international accounting standards, or IAS, adopted in accordance with the procedure laid down in the regulation if, at their balance sheet date, their securities are admitted to trading on a regulated market of any EU Member State. The regulation permits the governments of EU Member States to extend the requirements to prepare financial statements in conformity with IFRS, as they see fit. The consequence of this regulation will be to change the accounting framework under which we report. In the meantime, the UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP and is planning to issue several new standards or revisions to existing standards, some of which have already been issued in the form of Financial Reporting Exposure Drafts ("FREDs").

        We expect to prepare our consolidated financial statements for the financial year ending 31 March 2006 in accordance with IFRS, rather than current UK GAAP. We expect that there will be continuing significant development in IFRS between now and 2006 and consequently there is uncertainty about what IFRS will require in 2006. We believe that adoption of IFRS may materially affect our financial results in the following areas: pensions (see the Risk Factor entitled "Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends"), derivatives as a result of the requirement under IFRS to fair value derivatives and reflect the marked-to-market difference in value in our financial results and distributable reserves—see also note 24 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements", fixed asset revaluations, share based compensation, and taxation. However, it is not at this time possible to quantify the impact of adopting IFRS on our financial results for the financial year ending 31 March 2006. We currently expect that implementation of IFRS may have a negative effect on our financial results, including distributable reserves and our ability to pay dividends.

  IFRS 1

        In June 2003, the IASB published its first International Financial Reporting Standard, IFRS 1, "First-time Adoption of International Financial Reporting Standards". IFRS 1 must be applied by any company that prepares its first IFRS financial statements for a period beginning on or after 1 January 2004, although it can be applied earlier.

        IFRS provides for full retrospective application of all International Financial Reporting Standards in force at the closing balance sheet date for the first financial statements prepared in accordance with IFRS. There are six exemptions designed to relieve the burden of retrospective application and three mandatory exceptions where retrospective application is not permitted. Despite the exemptions, most companies will still be required to make significant changes to their existing policies to comply with some of the most complex areas of IFRS, including financial instruments, pensions, deferred tax, provisions, special purpose entities and employee share options. The disclosure requirements of IFRS may be different compared to those we are subject to currently.

  Share-based payment

        On 19 February 2004, the IASB issued IFRS 2, "Share-based payment". This accounting standard is effective for periods beginning on or after 1 January 2005. It deals with the accounting for transactions where an entity obtains goods or services for which the consideration takes the form of equity instruments or cash-settled amounts based on the value of the entity's equity instruments. For equity-settled transactions with employees (for example, share option awards), the fair value of the employee services received should be measured by reference to the fair value of the equity instrument at the grant date. The standard will impact all equity-settled grants made after 7 November 2002 that have not vested by the effective date of the standard.

        The Accounting Standards Board, or ASB has also issued FRS 20 on share-based payments. The requirements of FRS 20 are identical to those of IFRS 2, except that implementation by unlisted entities will be deferred by one year to accounting periods beginning on or after 1 January 2006.

  Retirement and other employment benefits

        In November 2000, the ASB issued FRS 17, "Retirement Benefits". Various disclosure requirements under this standard became effective for accounting periods ending on or after 22 June 2001, with further disclosures taking effect for accounting periods ending on or after 22 June 2002 and 2003. The measurement rules in FRS 17, which are not yet mandatory and have not been implemented by us, introduce a different way for companies to account for pension costs, principally for defined benefit schemes. In contrast to the previous approach of spreading the impact of pension surpluses or deficits forward in the profit and loss account over a number of years, FRS 17 approaches pension accounting from a balance sheet perspective. Once the measurement rules in FRS 17 are effective, at each year end the pension scheme assets will be measured at market value, the pension scheme liabilities will be measured at a present value using a specified actuarial valuation method and discounted at a corporate bond rate, and the resulting surplus or deficit would be shown on our balance sheet. FRS 17 identifies several components of performance and specifies what should be reported in the profit and loss account and what should be reported in the statement of total recognised gains and losses. Amounts reported as operating costs reflect an annual "current service cost" and would no longer be reduced or increased by spreading forward surpluses or deficits. The expected return on scheme assets less the notional interest cost on the scheme liabilities would be included as other finance costs (or income) adjacent to interest. Actuarial gains and losses from year to year are to be recognised immediately in the statement of total recognised gains and losses. The measurement and recognition of pension costs and the pension surplus or liabilities in accordance with the provisions of the standard have been deferred by the ASB.

        Under current UK GAAP, we would be required to fully implement FRS 17 in our financial year ending 31 March 2006. However, we expect to prepare our financial statements for the financial year ending 31 March 2006 and thereafter in accordance with IFRS, rather than current UK GAAP (including FRS 17).

        The accounting treatment for a pension surplus or deficit under IFRS is different from FRS 17 and is addressed in IAS 19. The accounting treatment for first time adoption of IFRS is addressed in IFRS 1 which sets out how IAS 19 should be applied on first time adoption of IFRS. The adoption of IAS 19 as it currently stands allows the recognition of the net actuarial loss element of a pension deficit as a realised loss in the profit and loss account to be spread over the average remaining working lives of employees in the scheme, provided the necessary actuarial information is available, rather than as a single reduction in distributable reserves as would be the case with FRS 17.

        The requirements for disclosure under FRS 17 remain in force between its issue and adoption of IFRS and the required information is set out in note 34 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements".

  Impact of recently issued U.S accounting pronouncements

        In December 2003, the FASB issued revised FASB Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51" ("FIN 46-R"). FIN 46-R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46-R apply to variable interest entities no later than the end of the first reporting period that ends after 15 March 2004. FIN 46-R applies to entities that are considered special purpose entities no later than as of the end of the first reporting period that ends after December 2003. The requirements of FIN 46-R are effective for the Group financial statements for the year ended 31 March 2004. There was no impact upon adoption of FIN 46-R.

        In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 requires an entity with financial instruments having certain obligations which can or must be settled by issuing equity to classify and measure such instrument as a liability. This statement became effective for the financial year ending 31 March 2004. Upon adoption of SFAS No. 150, the Group reclassified a portion of its temporary equity resulting from the issuance of preference shares to a liability. Additionally, cumulative preference dividends related to these shares are charged to interest expense.

        In May 2003, the FASB's Emerging Issues Task Force ("EITF") finalised EITF 00-21, "Revenue Arrangements with Multiple Deliverables". The issue addresses certain aspects of the accounting by a vendor for arrangements that involve more than one deliverable, or unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Under the prospective method of adoption, EITF 00-21 is effective for revenue arrangements entered into during fiscal periods beginning after 15 June 2003. The Group are currently evaluating the impact of EITF 00-21 on the financial statements.

        In June 2004, the EITF finalised EITF 03-06, "Participating Securities and the Two-Class Method under FAS 128". The issue addresses questions regarding the calculation of basic earnings per share ("EPS") by companies that have issued securities other than common shares that participate in dividends and earnings of the issuing entity, and provides guidance in applying the two-class method of calculating EPS once it is determined that a security is participating. EITF 03-06 is effective with retroactive adoption for all financial periods beginning after 31 March 2004. We have issued preferred stock instruments and are currently evaluating the impact of EITF 03-06 on the Group's financial statements.

ITEM 6
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

        A list of the members of our board of directors is set forth in the table below.

Name	Age	Position
Sir Anthony O'Reilly	68	Chairman
Con Scanlon(1)	50	Vice Chairman
Dr. Philip Michael Gerard Nolan	50	Director, chief executive officer
Peter Eugene Lynch	46	Director, chief financial officer
Cathal Gerard Magee(1)	51	Director, managing director, retail
David Francis McRedmond	42	Director, commercial director
John Gerard Conroy(1)	44	Non-executive director
Didier Jean-Claude Delepine	56	Non-executive director
Irial Finan	47	Non-executive director
Kevin Christopher Melia	57	Non-executive director
Padraic Joseph O'Connor	55	Non-executive director
Maurice Alan Pratt	48	Non-executive director
Donal Michael Roche	51	Non-executive director

(1)
Denotes an ESOT appointee.

        The business address for the directors is c/o 114 St. Stephen's Green West, Dublin 2.

        Sir Anthony O'Reilly has served as the chairman of the board of directors of Valentia Telecommunications since 27 May 2001, as the chairman of the board of directors of eircom Group since its formation and as chairman of the board of directors of eircom since 16 November 2001. He is executive chairman and the largest shareholder of Independent News & Media plc, the international media and communications group. In addition, he is chairman of Waterford Wedgwood plc. Previously Sir Anthony was with H.J. Heinz Company and retired as chairman in September 2000 after leading the company for nearly 30 years. He is a solicitor and earned a PhD in agricultural marketing from the University of Bradford in 1980.

        Con Scanlon has served as vice chairman of the board of directors of Valentia Telecommunications since 9 November 2001, as the vice chairman of the board of directors of eircom Group since its formation and as vice chairman of the board of directors of eircom since 16 November 2001. Mr Scanlon has stepped down as a non-executive director and chairman of the ESOT and has taken up the role as General Manager of ESOT with effect from 12 July 2004. Mr. Scanlon has served as a director of a number of our group entities since 1998. Previously, he was general secretary of the Communication Workers Union ("CWU") from 1998 until 9 July 2004, assistant general secretary of the CWU from 1990 to 1998 and president of the Communications Union of Ireland between 1986 and 1990, before its merger with the Postal and Telecommunications Workers Union to form the CWU. Mr. Scanlon was an employee of eircom between September 1970 and September 2003.

        Dr. Philip Nolan has served on the board of directors of Valentia Telecommunications since 26 February 2002, on the board of directors of eircom Group since its formation and as chief executive officer and director of eircom since 30 January 2002. Dr. Nolan is a non-executive director of Irish Telecommunications Investments Limited, De La Rue plc, the Irish Management Institute and Providence Resources Limited. He was previously chief executive officer of Lattice Group plc from October 2000, chief executive officer of Transco plc from December 1999 and served as a director of

BG Group plc. Dr. Nolan joined British Gas, now known as BG Group plc, in 1996. Before joining British Gas, he spent 15 years at the entity now known as BP plc.

        Peter E. Lynch has served as chief financial officer of eircom since January 2001 and on the board of directors of eircom Group since 18 March 2004. He is a director of the ESOT and a trustee of eircom's main pension fund, the Telecom Eireann Superannuation Fund.    Prior to joining eircom, Mr. Lynch was group finance director of Adare Printing Group plc from 1995 to 2000. Mr. Lynch was at ABN AMRO Stockbrokers Ltd and Riada Corporate Finance Ltd from 1990 to 1995 and was managing director of stockbroking prior to departing. He is a Fellow of the Institute of Chartered Accountants in Ireland and a member of the Securities Institute.

        Cathal Magee has served as the managing director of eircom retail since January 2002 and on the board of directors of eircom Group since 18 March 2004. Mr. Magee has previously served as managing director, eircom Ireland, and managing director, business transformation. He joined eircom in March 1995 as group human resources director. He is a director of the ESOT. Prior to joining eircom, Mr. Magee worked for the National Australia Banking Group from 1992, initially at its subsidiary National Irish Bank and then moved within the group to Yorkshire Bank plc as head of human resources. From 1988 to 1992 he was also director of human resources and business restructuring with Bord na Móna.

        David McRedmond has served as eircom's commercial director with responsibility for strategy, regulation and corporate communications since June 2002 and on the board of directors of eircom Group since 18 March 2004. From December 1999, Mr. McRedmond had served as our director of enterprises which included responsibility for Golden Pages and eircom Phonewatch Limited. Mr. McRedmond is currently chairman of eircom Phonewatch Limited, an eircom subsidiary company. From June 1998 until joining eircom, Mr. McRedmond was chief executive officer of WH Smith USA, an airport development business and previously he held a number of retail executive posts in the United Kingdom.

        John Conroy has served on the board of directors of Valentia Telecommunications since 7 December 2001, the board of directors of eircom since 11 December 2001 and the board of directors of eircom Group since its formation. Mr. Conroy is the chief executive officer of Merrion Capital Group, a Dublin-based stockbroking and corporate finance company. He serves as a director on several Merrion entities, as well as Iona Technologies plc, a middleware software company. Prior to joining Merrion, Mr. Conroy served as head of the NCB Group Limited's equity research department between 1993 and 1997 and as head of NCB's overall equity division in 1997.

        Didier Delepine has served on the board of directors of eircom Group since 18 March 2004. Mr. Delepine was president and chief executive officer of Equant N.V., a leader in data, global networking and managed communications solutions for multinational organisations from 1998 to 2003. Mr. Delepine is a member of the board of directors of Intelsat Limited and of the board of advisors of Adventis, a Boston consulting firm.

        Irial Finan has served on the board of directors of eircom Group since 18 March 2004. Mr. Finan was chief executive officer of Coca-Cola HBC S.A. (a company with primary stock exchange listings in Athens and New York and 38,000 employees) from 2000 to 2003 and was employed with that company for a total of 20 years. During that time, Mr. Finan led divisions of the organisation in established and developing markets in central, eastern and southern Europe. Mr. Finan is a chartered management accountant and a fellow of the Institute of Chartered Management Accountants.

        Kevin Melia has served on the board of directors of eircom Group since 18 March 2004. Since May 2003 Mr Melia has been the non-executive chairman of Iona Technologies plc, a middleware software company, and has been the non-executive chairman of Lightbridge Inc., a global enabler of mobile and online business solutions since November 2002. He was the co-founder, chairman and CEO

(June 1994 to January 2002) and chairman (January 2002 to January 2003) of Manufacturers Services Ltd (MSL), an electronics manufacturing services company. From October 1989 until establishing MSL, he held positions at Sun Microsystems Corporation as executive vice president of operations, president of their subsidiary, Sun Microsystems Computer Company, and chief financial officer. Mr Melia also held a number of senior executive positions in operations and finance over a sixteen-year career at Digital Equipment Corporation. He is a member of the board of Manugistics Group Inc., a supply chain applications software company, Radisys Corporation, a provider of embedded systems solutions to original equipment manufacturers ("OEMs"), and Horizon Technology Group plc and a trustee of the Fenn School in Concord, Massachusetts.

        Padraic O'Connor has served on the board of directors of eircom Group since 18 March 2004. Mr. O'Connor was non-executive chairman of ACC Bank from 1999 to 2002 during which he oversaw the reorientation of the strategy of ACC Bank and its sale to the Rabobank Group. He was chief economist of NCB Group Limited from 1987 to 1991 and managing director from 1991 to 1999 and was an economist with the Central Bank of Ireland from 1975 to 1986 and at the Irish Department of Finance from 1972 to 1975.

        Maurice Pratt has served on the board of directors of eircom Group since 18 March 2004. Mr. Pratt is chief executive of C&C Group plc, the beverage and snack foods group. Previously he was managing director of Tesco Ireland. He is currently a council member of Dublin Chamber of Commerce and the Irish Management Institute, a non-executive director of Repak Ltd and Uniphar plc, a fellow of the Marketing Institute of Ireland and was president of IBEC until 22 June 2004.

        Donal Roche has served on the board of directors of eircom Group since 18 March 2004. Mr. Roche serves as the chairman of Appian Wealth Management Limited. Previously, Mr. Roche was Managing Partner of Matheson Ormsby Prentice Solicitors in Ireland from 1995 to 2003 and was the head of the commercial and corporate finance group from 1985 to 2003. His other non-executive directorships include Newcourt Capital Limited, Pepsico (Ireland) Limited, LANDesk Software Ireland Limited, Teva Pharmaceuticals Finance Ireland Limited and Teva Pharmaceuticals Finance Ireland II Limited. He qualified as a solicitor in Ireland in 1980.

        The directors and senior executives of eircom Group hold the following directorships, in addition to their directorships of Group companies, and are members of the following partnerships:

Name	Position	Company
Sir Anthony O'Reilly	Chairman Chairman and Partner Chairman Chairman Director Director Director Director Director Director Director Director Director	Waterford Wedgwood Plc
Matheson Ormsby Prentice
Fitzwilton Limited
Independent News and Media plc
Cartson Holdings Limited
Columbia Investments
Fairfield Holdings Limited
Indexia Holdings Limited
Lionheart Ventures (Overseas) Limited
Stemriver Investments Limited
Stoneworth Investment Limited
The Fitzwilton Charitable Foundation Limited
The Ireland Funds
Con Scanlon	Director Director	An Post ESOP Trustee Limited eircom ESOP Trustee Limited
Dr. Philip Nolan	Director Non-executive Director Non-executive director	Irish Management Institute De La Rue Plc Providence Resource Limited
Peter Lynch	Director Director Director Director Director	Copperstar Limited Esoum Holdings Limited Esoum Limited eircom ESOP Trustee Limited Intrust Properties Limited
Cathal Magee	Director Director Director Director Director Director	Beaumont Hospital Dublin Chamber of Commerce (Incorporated) EBS Building Society eircom ESOP Trustee Limited Enniskerry Demesne Management Limited St. Patrick's Festival
David McRedmond	Director	None
Didier Delepine	Director	Intelsat Limited
Irial Finan	Director Director	Alltracel Pharmaceuticals plc Galway University Foundation
Kevin Melia	Chairman Chairman Director Director Director	Iona Technologies plc Lightbridge Inc. Radisys Corporation Manugistics Group Inc Horizon Technologies Group plc
Padraic O'Connor	Chairman Chairman Chairman Director Director Director Director Director Director
Alltracel Pharmaceuticals plc
Hewitt & Becketts plc
Jones Distribution plc
Bear Stearns Multi Strategy Fund
ICMOS Ireland Limited
ICMOS Pangaea Global Hedge Fund plc
J O Hambro Capital Management Umbrella Fund plc
QMC Development Capital Fund plc
ACC Bank plc

Maurice Pratt
Director and CEO
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
Director
C&C Group plc
Aquaporte Group Limited
Aquaporte Limited
Ballygowan Group Limited
Ballygowan Limited
Bestormel Limited
Bewdley Limited
Bouchel Limited
Britvic Limited
Bulmers Limited
C&C (Ireland) Limited
C&C (Wholesale) Limited
C&C Agencies Limited
C&C International Limited
C&C Logistics Limited
C&C Profit Sharing Trustee (NI) Limited
C&C Management Services Limited
C&C Profit Sharing Trustee Limited
Cantrell & Cochrane (Belfast) Limited
Cantrell & Cochrane (Holdings) Limited
Cantrell & Cochrane (Investments) Limited
Cantrell & Cochrane (Munster) Limited
Cantrell & Cochrane Group Limited
Cantrell & Cochrane Group Pension Trust (No 2) Limited
Cantrell & Cochrane Pension Trust (1973) Limited
Cantrell & Cochrane Pension Trust (1988) Limited
Cravenby Limited
Edward & John Burke (1968) Limited
Edward & John Burke plc
Eurosnax (UK) Limited
Eurosnax International Limited
Findlater (Wine Merchants) Limited
Fruit of the Vine Limited
Grants of Ireland Limited
Hollywood & Donnelly Limited
Irish Mist Liqueur Company Limited
James McAllister & Son Limited
King Foods (Export) Limited
King Foods Limited
King Kandy Limited
King Snacks Limited
Littlemill Limited
Lough Corrib Mineral Water Company Limited
M O'Sullivan & Sons Limited
Potato Distributors Limited
Quinns of Cookstown (1964) Limited
Rehill McKeown Limited
Repak Limited
Showerings (Ireland) Limited
Sooner Foods (Ireland) Limited
Tayto Crisps Limited
Tayto Limited
Thwaites Limited
TJ Carolan & Sons Limited
Uniphar plc
Vandamin Limited
William J Dwan & Sons Limited
WM Magner Limited
Donal Roche	Chairman	Appian Wealth Management Limited
John Conroy	Director and CEO Director Director Director Director Director Director Director Director
Merrion Capital Group Limited
Iona Technologies plc
Rockview Merrion Investments Limited
Merrion Corporate Finance Limited
Merrion Financial Services Limited
Merrion Stockbrokers Limited
Merrion Stockbrokers Nominee Limited
Merrion Venture Capital Management Limited
Parima Limited

Herb Hribar	Director	None
Brian Montague	Director	Intrust Properties Limited

Board Composition

        Our board of directors consists of 13 directors. The ESOT has the right, pursuant to the articles of association of eircom Group, to appoint three directors to our board of directors for so long as it (or its nominee(s)) continues to hold at least 18% of our issued Ordinary Shares (which number will decline to two directors where it (or its nominee(s)) holds at least 10% but less than 18% of our issued Ordinary Shares and one director where such holding is at least 1% but less than 10% of our issued Ordinary Shares). The ESOT also has the right to appoint one of its nominee directors to be the Vice-Chairman for a period of three years from the Initial Public Offering in March 2004 and thereafter will have this right for so long as the ESOT is entitled to appoint not less than two directors to our board of directors. The initial ESOT nominee Directors are Mr. Scanlon, Mr. Conroy and Mr. Magee, Mr. Scanlon is the Vice Chairman.

        Mr. Delepine, Mr. Finan, Mr. Melia, Mr. O'Connor, Mr. Pratt and Mr. Roche are the initial independent non-executive directors. Mr. Roche was until December 2003 the Managing Partner of Matheson Ormsby Prentice Solicitors, at which point he retired from the partnership. He has no ongoing financial interest, management responsibility or other rights in the partnership other than to receive certain fixed contractual payments that will be made over the next six years irrespective of the profitability of the partnership in consideration of his early retirement from the partnership. Sir Anthony O'Reilly is the non-executive chairman of Matheson Ormsby Prentice and the firm also provides certain legal services to him and his family. Our board of directors has determined that Mr. Roche's relationship with Sir Anthony O'Reilly is not such as could render him other than an independent non-executive director of eircom Group for the purposes of the Combined Code.

Senior Management

        Our senior management consists of the following executive officers who are responsible for the business and administrative departments indicated below.

Name	Age	Position
Dr. Philip Michael Gerard Nolan(1)	50	Chief executive officer
Peter Eugene Lynch(1)	46	Chief financial officer
Herb Ronald Hribar	52	Managing director, networks and wholesale
Cathal Gerard Magee(1)	51	Managing director, retail
David Francis McRedmond(1)	42	Commercial director
Brian Montague	41	Human resources director
John Gerard Mason	46	General counsel

(1)
Biography included under Item 6A "Directors and Senior Management—Board of Directors" above.

        The business address for the senior executives is c/o 114 St. Stephen's Green West, Dublin 2.

        Herb Hribar is the managing director of eircom networks and wholesale, and since June 2003 he has been a director of Telecom Engineering Services Limited, an eircom associated company. He joined eircom in January 2002. Beginning April 2001 and prior to joining eircom, Mr. Hribar was executive vice president of Verisign Inc. and from January 2000 until joining Verisign, chief executive officer of Interliant, an original Internet-based application service provider that is now part of NaviSite Inc. Previously he was president and chief operating officer of Verio Inc. from July 1998 and prior to joining Verio was president of Ameritech Wireless and managing director of Ameritech Europe from March 1995.

        Brian Montague joined eircom in July 2002 as director of human resources. He is a trustee of eircom's two funded pension schemes, the Telecom Eireann Superannuation Fund, and the eircom No. 2 Fund. Beginning May 2001 and prior to joining eircom, he was director of human resources at the National Air Traffic Service, United Kingdom, general manager of human resources at British Airways beginning September 1992 and was group human resources manager for Guinness Northern Ireland beginning January 1988.

        John Mason joined eircom in August 2003 as general counsel and was appointed company secretary in September 2003 and company secretary of eircom Group, Valentia Telecommunications and eircom in January 2004. Prior to joining eircom and beginning in 2002, Mr. Mason was senior corporate attorney at Hewlett Packard Ltd (UK and Ireland). Beginning in 2001, Mr. Mason was director of legal services and company secretary for Compaq Computer Ltd (UK and Ireland) and beginning in 1999, European legal counsel and group company secretary at Compaq Financial Services. Mr. Mason was admitted to the Northern Irish Bar in 1981.

B.    DIRECTORS' REMUNERATION

        The remuneration committee determines remuneration polices and practices which conform with best market practice, with the aim of attracting, retaining and motivating top class Executive Directors who will deliver excellent performance for the business and shareholders.

        The objectives that underpin eircom's remuneration policy are:

  •
  to drive a high-performance culture where rewards are clearly linked to performance;

  •
  to contribute to very focussed business goals;

  •
  to support the retention of high performers with strong leadership skills;

  •
  to encourage the development of employees' full potential;

  •
  to develop cost-effective and market-based pay platforms; and

  •
  to attract, retain and motivate high-performing employees with the required skills and competencies.

        The remuneration committee considers that a successful policy needs to be sufficiently flexible to take account of future changes in the Group's business environment and in remuneration practice and so the policy is subject to change.

Executive Directors' remuneration

        Prior to the Initial Public Offering, remuneration of Executive Directors and Senior Management was determined by the remuneration committee of the board of eircom Limited. Remuneration packages for Executive Directors during the period before Initial Public Offering consisted of base salary, annual and other bonuses, pension, share options and non-cash benefits.

        Following the Initial Public Offering, eircom's policy is that the remuneration awarded to Executive Directors should be competitive and comprise a mix of performance and non-performance related remuneration designed to incentivise Executive Directors. Benefits comprised base salary, pension arrangements, non-cash benefits, annual bonus and with effect from 22 June 2004 also include Share options. Annual bonus payments and share options are performance-related; the remuneration committee regards these as key elements of the remuneration package.

        Since the Initial Public Offering, total remuneration for Executive Directors has been referenced to the external market under the Hay Group job evaluation system. The Hay group are external independent remuneration consultants.

Executive Directors detailed emoluments

        The remuneration of Executive Directors of the Group, excluding pension contribution shown separately below, in respect of the financial year ended 31 March 2004, including remuneration prior to their appointments as directors is set out below:

	Dr. P. Nolan	P. E. Lynch(1)	C. Magee(1)	D. McRedmond(1)
	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2004
Salary & fees	€707,000	€466,400	€466,400	€330,000
Benefits in kind(2)	383,115	3,350	36,511	16,919
Expense allowance	—	25,950	—	—
Performance related bonus(3)	2,864,100	1,754,660	966,400	1,792,025
Other payments(4)	1,652,000	—	—	—

Total	€5,606,215	€2,250,360	€1,469,311	€2,138,944

(1)
Appointed as directors on 18 March 2004.

(2)
Benefits in kind for each executive director comprise the use of a company car, medical and life insurance. Benefits in kind provided during the financial year and prior to listing to Dr Nolan also include relocation benefits of €8,598, accommodation payments of €117,000 and a final payment of €214,285 in settlement of pre-listing accommodation and relocation arrangements.

(3)
Bonus payments may be made to Executive Directors based on achievement of business objectives. Prior to the Initial Public Offering, in connection with the reorganisation and refinancing of the Group, eircom Limited paid additional bonuses to the Executive Directors and at the same time paid an amount to Mr Lynch, Mr Magee and Mr McRedmond in return for giving up entitlements in relation to proposed leveraged co-investment arrangements. The total amounts under these reorganisation and refinancing bonuses (including the payment in respect of the foregone leveraged co-investment arrangements for Mr Lynch, Mr Magee and Mr McRedmond of €317,867 to each of them) were €4,314,200 in respect of Dr Nolan, €2,135,621 in respect of Mr Lynch, €2,035,621 in respect of Mr Magee and €1,606,184 in respect of Mr McRedmond. Part of these amounts were, in respect of each Executive Director, paid by way of employer pension contributions: namely, €2,157,100 in respect of Dr Nolan, €847,361 in respect of Mr Lynch, €1,535,621 in respect of Mr Magee and €144,000 in respect of Mr McRedmond.

(4)
Other payments to Dr Nolan comprise a sign-on fee of €1,652,000, which was a contractual commitment from the commencement of Dr Nolan's contract on 2 January 2002, and payment was made in August 2003.

Base salary

        Base salaries for all Executive Directors are reviewed by the remuneration committee (but not necessarily increased) annually in April. In considering base salaries, the remuneration committee refers to market information and data for comparable positions in comparable businesses. Salary increases are awarded based on market information provided by the Hay Group, business and individual performance and anticipated future contribution to the business.

        For the financial year commencing 1 April 2004, the remuneration committee has decided to maintain Executive Director's base salaries at the levels applicable at listing: €707,000 for Dr Nolan; €466,400 for Mr Lynch; €466,400 for Mr Magee and €330,000 for Mr McRedmond.

Annual bonus

        Bonus arrangements for the financial year ending 31 March 2004 were established by the eircom Limited remuneration committee prior to the Initial Public Offering. Under these arrangements, Executive Directors were each eligible to receive a bonus of 75% of base salary for the achievement of EBITDA (profit or loss from continuing operations before depreciation and amortisation) before exceptional costs and pension amortisation of €582 million and an additional bonus of a further 25% of base salary for the achievement of EBITDA, before exceptional costs and pension amortisation exceeding €600 million for the year ending 31 March 2004. Executive Directors have been paid bonuses of 100% of base salary based on the achievement of actual EBITDA, before exceptional costs and pension amortisation, of €602 million for the financial year ending 31 March 2004.

        For the financial year commencing 1 April 2004 and subsequent financial years, annual bonus may not exceed 100% of base salary for Dr Nolan and 75% of base salary for the other Executive Directors. Annual bonus payments are determined by the remuneration committee based on the achievement of corporate and personal performance objectives set by the remuneration committee. For the financial year commencing 1 April 2004, 80% of the bonus target will relate to business performance and 20% will relate to performance against individual objectives. It is vital that the bonus targets incorporate real opportunity and risk. To reflect this the business performance element is linked to business EBITDA performance. The remuneration committee has agreed a bonus rachet with target EBITDA performance for the financial year ending 31 March 2005 achieving a maximum 80% of the business performance element of the respective Executive Director's bonus.

        Bonus payments are non-pensionable.

Non-cash benefits

        All Executive Directors are entitled to a company car including petrol (or allowance), mobile and fixed line phones, private health insurance and life assurance benefits.

Non-Executive Directors' remuneration

        The remuneration of Non-Executive Directors is a matter for the Chairman of the Board and the Executive members of the Board.

        The Board of Directors determines the remuneration of Non-Executive Directors annually. The fees paid to Non-Executive Directors are set at a level, which will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs, and reflect the time demands of their Board duties.

        A basic fee is paid in respect of service as a Non-Executive Director and additional fees are paid to Sir Anthony O'Reilly and Mr Con Scanlon to reflect their additional duties as Chairman and Vice-Chairman of the Board. No additional fee is payable for membership of Board committees.

        The basic fee for Non-Executive Directors for the financial year commencing 1 April 2004 is €75,000 per year, inclusive of Board committee membership. Sir Anthony O'Reilly is entitled to annual fees of €132,500 (inclusive of the basic fee) and Mr Scanlon is entitled to annual fees of €106,000 (inclusive of the basic fee).

        Non-Executive Directors are not eligible to receive bonuses or share options.

        As of 31 March 2004 fees were paid to non-executive directors as follows:

Name	Financial Year Ended 31 March 2004
Sir A. O'Reilly	€132,500
C. Scanlon	€106,000
J. Conroy	€48,164
D Delepine(1)	€1,442
I Finan(1)	€1,442
K Melia(1)	€1,442
P O'Connor(1)	€1,442
M Pratt(1)	€1,442
D Roche(1)	€1,442
Former directors (non-executive)
N Gabran(2)	€46,722
J Hahn(2)	€46,722
J Nelson(2)	€46,722
P Salem(2)	€46,722
R Sousou(2)	€46,722
B Subramanian(2)	€46,722

(1)
appointed as directors on 18 March 2004

(2)
resigned as directors on 18 March 2004

  Other benefits—share awards

        On Admission to the official listing of the London and Irish Stock Exchanges and in acknowledgement of their respective contributions to the Group, Mr Scanlon received 375,000 ordinary shares and Mr Conroy received 125,000 ordinary shares. The ordinary shares held by Mr Scanlon and Mr Conroy are subject to lock up arrangements, pursuant to which they agreed not to dispose of any ordinary shares until 31 December 2004 other than the ordinary shares sold by them in the global offer and not to dispose of more than 50% of their holding of ordinary shares until 31 December 2005.

Executive directors' service contracts

        It is the remuneration committee's policy that Executive Directors will have service contracts that may be terminated by not more than one year's notice. Service contracts are compliant with the UK Combined Code and generally reflect public company best practice.

        Each Executive Director has a service agreement with eircom Limited dated 18 March 2004. Service agreements have a notice period of one year.

Termination payments to Directors

        Under the terms of Dr Nolan's service agreement, if eircom Limited terminates Dr Nolan's employment without notice (other than in circumstances where it is entitled to terminate the employment summarily), it must pay Dr Nolan an amount equal to 12 months salary and the gross value of the car, insurance benefits and pension contributions provided under his service agreement.

        eircom Limited may suspend an Executive Director from his duties at any time after notice has been given, provided he continues to receive full salary. There are no other provisions for compensation payable on early termination of the service agreements.

Non-Executive Directors' letters of appointment

        Each Non-Executive Director has a letter of appointment under which he has been appointed for an initial period of three years effective from 18 March 2004. The appointments are subject to the Companies Act 1985 and eircom Group's Articles of Association, in particular the need for periodic re-election. Either party may terminate the appointment at any time by giving one month's notice (except for Sir Anthony O'Reilly whose appointment may be terminated by either party giving three months' notice). The letters of appointment do not contain any provision for termination payments.

Management incentive arrangements

        An important element of the remuneration policy for the Senior Management Group (including the Executive Directors) is to create long term incentives aligned to the interests of shareholders. This objective is to be delivered through the eircom Group plc employee share option plan 2004 (the Option Plan).

        The Option Plan allows eligible employees (including Executive Directors and Senior Management) to be granted options over existing or unissued Ordinary Shares. It is intended that annual grants of options will be made under the Option Plan to selected senior employees. The first grant of options to the Senior Management group (including the Executive Directors) was made on 22 June 2004. The exercise price for these options was set at €1.50 which was based on the lower of the following on the dealing day immediately preceeding the date of grant:

  (i)
  The middle market closing quotation for an eircom share as derived from the Daily Official List of the London Stock Exchange; and

  (ii)
  Where bargains in eircom shares other than those done at special prices were recorded in the Official List of the London Stock Exchange for the relevant date, the price if any, at which these were recorded, or if more than one was recorded, the price half way between the highest and lowest of such prices;

        The exercise of any options granted under the Option Plan will be conditional on achievement of performance targets over a three year period. The option price in respect of any grant shall not be less than the nominal value of a share.

ESOP

        The Employee Share Ownership Plan ("ESOP") is a form of share scheme approved by the Irish Revenue which legislation requires is open to all employees that meet the relevant qualifying service. All Executive Directors are members of the ESOP. The ESOP was established in March 1999 to acquire and hold shares for the benefit of all eligible employees. The ESOP consists of two separate trusts, the eircom Employee Share Ownership Trust ("ESOT") and the eircom Approved Profit Sharing Scheme ("APSS"). Prior to listing, all Executive Directors held notional interests under the ESOT. Dr Nolan, Mr Lynch and Mr McRedmond have waived all entitlements under the ESOT for a period of two years and one month from listing.

Share options

  eircom Group executive share option plan (C Shares)

        Prior to the Initial Public Offering, eircom Group operated the eircom Group Executive Share Option Plan (C Shares), (the "C Scheme") under which options to acquire 5c C Shares were granted to the Executive Directors and other members of senior management. All options were exercised prior to listing and no further options will be granted under this plan.    A proportion of the ordinary shares which each Executive Director holds resulting from the exercise of options under the C Scheme (and the subsequent conversion of C Shares into ordinary shares) remain subject to lock-up arrangements entered into in connection with listing until 31 December 2004. The relevant proportion is 100% of the total number of ordinary shares that Dr Nolan acquired as a result of exercising his options under the C Scheme and the subsequent conversion of C Shares allotted to him into ordinary shares and 80% for all other Executive Directors.

        Details of the grants made to the executive directors under the C Scheme are as follows:

Name	Date of grant	Expiry date	Exercise price (cents)	Number at 31 March 2004	Granted in Period	Exercised in Period	No. of ordinary shares following conversion	Number at July 2004
Dr Nolan 5c "C" ordinary shares(1)	1 December 2003	1 March 2004	17.8	—	1,166,000	1,166,000	1,585,760	—
Mr Lynch 5c "C" ordinary shares(1)	1 December 2003	1 March 2004	17.8	—	464,258	464,258	631,390	—
Mr Magee 5c "C" ordinary shares(1)	1 December 2003	1 March 2004	17.8	—	464,258	464,258	631,390	—
Mr McRedmond 5c "C" ordinary shares(1)	1 December 2003	1 March 2004	17.8	—	348,194	348,194	473,545	—

        No director was granted any share options in respect of shares in eircom Group plc at any time in the year-ended 31 March 2003.

(1)
The 5c "C" ordinary share options were granted under the C Scheme at a subscription price of €0.178 per share to the Directors with an additional premium payable on conversion of the C Shares into E ordinary shares of €5.642 per share.

  All options granted to the Directors under the C Scheme were exercised between 8 and 12 January 2004. In accordance with the rules of the scheme, 50% of the C shares to which participants were entitled on exercise of their options were allotted unconditionally to them on 29 January 2004. The allotment of remaining C shares to participants was made conditionally on 29 January 2004, the relevant condition was satisfied at listing and the allotment became unconditional on 24 March 2004.

  As a result of the amendments to the Company's articles of association adopted on 18 March 2004, participants in the C Scheme were no longer required to pay a conversion premium in relation to the C Shares acquired by them, but received a reduced number of E Ordinary Shares on conversion of their C Shares, so that the participants' overall economic position remained the same as if the participant had been required to pay the conversion premium. All such E Ordinary Shares automatically converted into Ordinary Shares at listing.

  In relation to options exercised during the financial year, the market price of the Company's C shares on the date on which the options were exercised was €1.44. The market price is based on a valuation of shares performed at the date the options were exercised. Prior to listing C Shares carried very limited rights under the company's Articles of Association. The Articles also included restrictions on the transfer of C Shares. Consequently, there was no available market to dispose of the shares or otherwise realise a gain on the exercise of the options prior to the listing.

  eircom Group Key Executive Share Award Plan

        During the financial year ended 31 March 2004 awards under the eircom Group Key Executive Share Award Plan were made to Executive Directors as follows:

Name	Date of grant	Earliest exercise date	Exercise price (cents)	Number at 1 April 2003	Granted in Period	Exercised in Period	Number at 31 March 2004
Dr Nolan 10c ordinary shares(1)	24 March 2004	24 March 2005 (first instalment)	Nil	—	433,316	—	433,316
Mr Lynch 10c ordinary shares(1)	24 March 2004	24 March 2005 (first instalment)	Nil	—	324,987	—	324,987
Mr Magee 10c ordinary shares(1)	24 March 2004	24 March 2005 (first instalment)	Nil	—	249,032	—	249,032
Mr McRedmond 10c ordinary shares(1)	24 March 2004	24 March 2005 (first instalment)	Nil	—	188,019	—	188,019

(1)
The 10c ordinary share awards were granted to Executives under the eircom Group Key Executive Share Award Plan prior to and conditional upon listing. No amount was payable for the grant of awards.

  Each award takes the form of a right to acquire ordinary shares, and vests in two equal instalments. The first instalment vests on the first anniversary of the Initial Public Offering (24 March 2005) and the second instalment vests on the second anniversary of the Initial Public Offering (24 March 2006), in each case subject to the participant remaining in service with the Group on the vesting date. The vesting of awards is not subject to any performance conditions (other than the condition relating to a participant's continued employment) and no payment will normally be required from the participant for the issue or transfer of the Ordinary Shares.

  The Board intends that awards will be satisfied by the issue of Ordinary Shares to participants. If a participant leaves employment at any time before the second anniversary of grant, his award will lapse to the extent that vested Ordinary Shares comprised in his award have not already been issued or transferred to him. However, if the reason for leaving is death, injury, disability or if the remuneration committee so decides for some other reason, the award will remain in force and the participant may call for the remaining Ordinary Shares in accordance with the vesting schedule.

  As noted in the table above all 10c share awards were granted for nil consideration. The charge in respect of these awards has been included in the profit and loss account for the year-ended 31 March 2004.

  eircom Group plc employee share option plan 2004

        Details of the eircom Group plc employee share option plan 2004 ("the option plan") are already set under "Management incentive arrangements" above. The options granted to the executive directors under the option plan on 22 June 2004 are as follows:

Name	Date of grant	Earliest exercise date	Expiry date	Exercise price (cents)	Number at 31 March 2004	Granted in Period	Exercised in Period	Lapsed in Period	Number at 22 June 2004
Dr P Nolan 10c ordinary shares	22 June 2004	22 June 2007	22 June 2014	150	—	471,333	—	—	471,333
P E Lynch 10c ordinary shares	22 June 2004	22 June 2007	22 June 2014	150	—	310,667	—	—	310,667
C Magee 10c ordinary shares	22 June 2004	22 June 2007	22 June 2014	150	—	310,933	—	—	310,933
D McRedmond 10c ordinary shares	22 June 2004	22 June 2007	22 June 2014	150	—	220,000	—	—	220,000

Directors' pension entitlements

        Set out below are details of the pension benefits to which each of the executive directors are entitled.

  Retirement benefits (defined benefit pension scheme)

	Cathal Magee	Con Scanlon(2)
	As at 31 March 2004(1)	As at 31 March 2004(1)
	(in thousands)
Increase in accrued entitlements earned in year (pension)(3)	15	21
Increase in accrued entitlements earned in year (gratuity)(3)	46	(142)
Accrued entitlement at end of year (pension)(4)	173	70
Accrued entitlement at end of year (gratuity)(4)	520	Nil
Transfer value at beginning of year(5)	2,678	818
Transfer value at end of year	3,205	1,692
Increase in transfer value less directors' contributions(6)	495	870
Increase in accrued entitlements (excluding inflation) (pension)	10	21
Increase in accrued entitlements (excluding inflation) (gratuity)	30	(144)
Transfer value of increase in accrued benefits (excluding inflation and directors contributions)(7)	156	849

(1)
The table above has been presented based on rounded information.

(2)
Mr. Con Scanlon has retired under the defined benefit scheme.

(3)
The increase in the accrued entitlement is the difference between the accrued entitlements at the period end and that at the previous period end.

(4)
The accrued pension entitlement is the amount that the director would receive if he left service at the end of the period. The UK listing rules require this to be disclosed excluding inflation.

(5)
All transfer values have been calculated on the basis of actuarial advice in accordance with UK Actuarial Guidance Note GN11. The transfer values of the accrued entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the directors' pension benefits. They do not represent sums payable to individual directors and, therefore, cannot be added meaningfully to annual remuneration.

(6)
The increase in the transfer value less directors' contributions is the increase in the transfer value of the accrued benefits during the year after deducting the director's personal contributions to the scheme.

(7)
The transfer value of the increase in accrued benefits (excluding directors contributions and inflation), required by the Listing Rules, discloses the current value of the increase in accrued benefits that the director has earned in the period, whereas the change in this transfer value, required by the UK Companies Act, discloses the absolute increase or decrease in his transfer value and includes the changes in the value of the accrued benefits that results from changes in the basis of calculation of transfer values over the period, as well as the additional value earned in the year and the impact of inflation on the benefit accrued at the beginning of the year.

  Mr Scanlon's pension arrangements

        Mr Scanlon, the Vice-Chairman, was an employee of eircom Limited between September 1970 and September 2003 (and was on secondment to the Communication Workers Union from 1990). In September 2003 he resigned as an employee of eircom Limited to ensure a formal separation between his position as an employee and his duties as chairman of the ESOT. As an employee, Mr Scanlon was an active member of the Telecom Eireann Superannuation Scheme. Following his resignation and in recognition of loss of future service as an active member of that scheme, eircom put in place supplementary pension benefits for Mr Scanlon. These include the payment of an immediate pension of €

70,092 per annum which will be paid through a defined benefit arrangement, the eircom Executive Defined Benefit Scheme. The cost of funding these supplementary benefits has been actuarially calculated as €1 million, and now that approval for the eircom Executive Defined Benefit Scheme has been received from the Irish Revenue Commissioners, eircom has paid this sum to the scheme. Pending receipt of this approval, the first 5 months of Mr Scanlon's pension was paid by eircom. From age 60, the amount of pension payable under these supplementary arrangements will reduce to reflect the amounts which will then become payable to or in respect of Mr. Scanlon from the Telecom Eireann Superannuation Scheme.

        Mr Scanlon received from eircom Limited a cash lump sum of €210,275 in return for agreeing to waive his entitlement to a cash lump sum at age 60 under the Telecom Eireann Superannuation Scheme (which it is estimated, based on his salary as at September 2003 and service to that date, would have been approximately €173,000, although had Mr Scanlon remained in active service such amount would have increased to reflect both additional service and salary increases).

  Value of Directors' Death and Ill-Health Retirement Benefits

	Cathal Magee	Con Scanlon
	As at 31 March 2004	As at 31 March 2004
	(in thousands)
Total Risk Cost for year ended	€12	€2

  Defined Contribution Schemes

        Each Executive Director participates in a defined contribution pension scheme operated by the Group. In accordance with historical arrangements, Mr Magee also participates in the Group's main defined benefit pension scheme (the Telecom Eireann Main Superannuation Scheme).

        eircom Limited makes employer contributions to each of these schemes in respect of the Executive Directors. eircom Limited contributions to defined contribution schemes in respect of the executive directors were as follows:

Financial Year Ended 31 March 2004
Dr. P. Nolan(1)	€2,510,600
P. E. Lynch(1)	912,657
C. Magee(1)	1,535,621
D. McRedmond(1)	176,010

(1)
Prior to listing, in connection with the reorganisation and refinancing of the Group, eircom Limited paid additional bonuses by way of employer pension contributions for the executive Directors namely, €2,157,100 in respect of Dr Nolan, €847,361 in respect of Mr Lynch, €1,535,621 in respect of Mr Magee and €144,000 in respect of Mr McRedmond. These pension contributions are included in the table above.

C.    CORPORATE GOVERNANCE AND BOARD PRACTICES

        Our board of directors is aware of the principles of good governance and code of best practice appended to the listing rules of the UK Listing Authority's (the "Combined Code") which applied to eircom Group as from 1 April 2004 and eircom Group is taking steps to comply with it as described below.

        The Combined Code recommends that at least half the members of a board (excluding the chairman) of a public company listed in the UK should be non-executive directors who are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement. eircom Group has six independent non-executive directors: Mr. Delepine, Mr. Finan, Mr. Melia, Mr. O'Connor, Mr. Pratt and Mr. Roche. eircom Group therefore considers that it is compliant with the revised Combined Code in relation to the constitution of our board of directors.

        The Combined Code also recommends that the board of directors should appoint one of its independent non-executive directors to be the senior independent director. The senior independent director should be available to shareholders if they have concerns that contact through the normal channels of chairman, chief executive officer or chief financial officer has failed to resolve or for which such contact is inappropriate. eircom Group's senior independent director is Mr. Melia.

        The ESOT has the right under the Articles of Association of eircom Group (as described in Item 10 "Additional Information") to appoint three directors to our board of directors for so long as it (or its nominee(s)) continue(s) to hold at least 18% of our issued Ordinary Shares (which number will decline to two directors where it (or its nominees(s)) holds at least 10% but less than 18% of our issued Ordinary Shares and one director where such holding is at least 1% but less than 10% of our issued Ordinary Shares). The ESOT also has the right to appoint one of its nominees to be the Vice-Chairman for a period of three years from the Initial Public Offer in March 2004 and will have this right thereafter for so long as the ESOT is entitled to appoint not less than two directors to our board of directors.

        Our board of directors has established five committees: an audit committee, a nominations committee, a remuneration committee, an employee relations committee and a finance committee. From time to time, separate committees will be set up by our board of directors to consider specified issues when the need arises.

        The ESOT has the right under the articles of association of eircom Group (as described in Item 10 "Additional Information"), for so long as it is entitled to appoint a nominee Director, to appoint one of its nominee Directors to each of the committees of our board of directors, provided that such appointments will not contravene the Combined Code, the UK Listing Rules or any other rules or codes of corporate governance which apply to eircom Group or which have been adopted by our board of directors. Accordingly, directors nominated by the ESOT will not be appointed either to the audit committee or the remuneration committee.

Audit committee

        The audit committee assists our board of directors in discharging its responsibilities with regard to financial reporting, external and internal audits and controls, including reviewing eircom Group's annual financial statements, considering the scope of eircom Group's annual audit and the extent of non-audit work undertaken by external auditors, approving eircom Group's internal audit programme, advising on the appointment of external auditors and reviewing the effectiveness of eircom Group's internal control systems.

        The Combined Code recommends that all members of the audit committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement and that at least one member should have recent and relevant financial experience.

        The audit committee since the Initial Public Offering (24 March 2004) is composed of four independent non-executive directors: Mr. Finan (chair), Mr. Melia, Mr. O'Connor and Mr. Pratt. Our board of directors considers that Mr. Finan has recent and relevant financial experience. Our board of directors therefore considers that it complies with Combined Code recommendations regarding the composition of the audit committee.

        Since the reorganisation and refinancing, in order to continue to meet best practice in the light of new regulations and legislation, the Group strengthened this policy with the introduction of a formal auditor independence policy which conforms to the requirements of Rule 2-01 of Regulation S-X and the Sarbanes-Oxley Act. This provides clear definitions of services that the external auditors may and may not provide such that their independence and objectivity is not impaired, as well as establishing a formal authorisation process, including the pre-approval by the Audit Committee, for allowable non-audit work that the external auditors may perform. The Audit Committee also completes regular reviews of the remuneration received by PricewaterhouseCoopers for non-audit work, with the aim of seeking to balance objectivity, value for money and compliance with this policy. The fees for non-audit work in the financial year ended 31 March 2004 have arisen principally as a result of the Initial Public Offering and the reorganisation and refinancing which was undertaken during the year. The Audit Committee formed the view that no conflict of interest exists between PricewaterhouseCoopers' audit and non-audit work during the financial year ended 31 March 2004 and that this was the most cost effective way of conducting the Group's business given the nature of the projects arising during the year. In other situations, proposed assignments are subject to independent tendering and decisions taken on the basis of competence and cost effectiveness.

        In the light of the Sarbanes-Oxley Act, the board of directors has given due consideration to the actions necessary to meet the new and enhanced standards for corporate accountability in the United States, as defined in this legislation, and how these might be best incorporated with existing procedures to meet best practice in the United Kingdom.

Nominations committee

        The nominations committee assists our board of directors in discharging its responsibilities relating to the composition of our board of directors. The nominations committee is responsible for reviewing, from time to time, the structure of our board of directors, determining succession plans for the chairman and chief executive officer, and identifying and recommending suitable candidates for appointment as directors.

        The Combined Code recommends that a majority of the nominations committee should be non-executive directors independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement.

        The nominations committee since the Initial Public Offering (24 March 2004) is composed of Sir Anthony O'Reilly (chair), Mr. Conroy, Mr. Delepine, Mr. O'Connor and Mr. Roche. The initial ESOT nominee for the nominations committee will be Mr. Conroy. eircom Group therefore considers that it complies with Combined Code recommendations regarding the composition of the nominations committee.

Remuneration committee

        eircom's remuneration committee, established with effect from the Initial Public Offering (24 March 2004), is responsible for determining remuneration policy in relation to the Chairman, Chief Executive, the Chief Financial Officer, the other Executive Directors of the Company and the Company Secretary. The committee will consult with other independent non-executive Directors in regard to the remuneration of these key officers. The Committee also monitors and recommends to the board the remuneration of Senior Management below board level and considers and determines all elements of the remuneration of the Executive Directors and Senior Management forming the Executive Group.

        The remuneration committee administers all aspects of any share option scheme operated by the Company including the selection of those eligible to participate, to whom options should be granted, the timing of any grant, the number of shares, the exercise price and the performance conditions that must be satisfied.

        The remuneration committee gives due regard to published or other available information relating to pay, bonuses and other benefits of executives in companies which are comparable to eircom.

        The remuneration committee operates within agreed terms of reference.

        The Combined Code recommends that all members of the remuneration committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could affect, their judgement.

        The remuneration committee since Admission (24 March 2004) is made up entirely of independent Non-Executive Directors. Other Directors may be invited to attend meetings of the remuneration committee. No Executive Director of the Company can participate at a meeting of the remuneration committee (or during the relevant part) at which any part of his remuneration is being discussed.

        The current members of the remuneration committee since the Initial Public Offering (24 March 2004) is composed of Mr Melia (chair), Mr Roche, Mr O'Connor and Mr Pratt.

        Since listing, the newly formed independent remuneration committee has undertaken a review of Executive remuneration competitiveness and policy. The remuneration committee received advice for this review from the Hay Group including detailed benchmarking data on the remuneration arrangements for Executive Directors and Senior Management roles against Irish, UK and European comparators. The remuneration committee concluded that eircom's Executive remuneration arrangements are appropriate in the context of market practice and eircom's position in the Irish marketplace in all regards except that employer contribution rates to the Executive defined contribution pension scheme are relatively low for some Executive Directors.

        As a result of the review, the remuneration committee:

  •
  confirmed existing Executive remuneration arrangements;

  •
  undertook to review the employer pension contribution rates for Mr Lynch, Mr Magee and Mr McRedmond; and

  •
  decided that long term incentives for Executive Directors would be delivered through the eircom Group Employee Share Option Plan (the "Option Plan") adopted at listing. As described below, share options in respect of eircom ordinary shares having a market value equal to 100% of the Executive Director's base salary at the time of grant were granted to each Executive Director on 22 June 2004.

        Our board of directors considers that it complies with Combined Code recommendations regarding the composition of the remuneration committee.

Employee relations committee

        The employee relations committee makes recommendations to our board of directors on any cases of proposed dismissal of staff.

        The employee relations committee is composed of two directors, Dr. Nolan and Mr. Pratt, and one non-board member, Mr. Mason, in his capacity as company secretary and general counsel. The Group human resources director also attends meetings, but is not a member of the committee.

Finance Committee

        The finance committee is composed of four directors; The current members are Mr. O'Connor (Chairman), Mr Lynch, Mr. Pratt and Mr.Roche. Other senior management normally attend meetings of the committee. The finance committee assists the board in discharging its responsibilities in relation to control of expenditure. The committee reviews all projects involving capital expenditure in excess of €1 million and makes recommendations to the board with regard to such projects.

Disclosure Committee

        The Company has formed a disclosure committee comprising senior executives of the company, which reports to the chief executive officer and the chief financial officer on a formal basis regarding this document.

        The principal responsibilities and duties of this committee are to design, maintain and review the company's disclosure controls and procedures in the preparation and verification of this 20-F, to evaluate the effectiveness of these controls on a regular basis and to assist the senior officers in providing the formal certifications required under U.S. legislation. To satisfy these requirements, the committee's responsibilities extend to the entirety of the company's disclosures, including financial and non-financial information. It consults regularly with its external legal advisors and auditors to identify any risk areas, determine the subject of any disclosures, evaluate disclosure issues and prepare or assist in the preparation of this 20-F.

        In this context, the disclosures contained within this document have been reviewed and evaluated by the committee following which appropriate assurances were given to the board of directors that the disclosure committee was not aware of any reason why the Chief Executive Officer and the Chief Financial Officer could not provide the certifications included as Exhibits 12.1, 12.2, 12.3 and 12.4 in this document.

D.    EMPLOYEES

        We are one of the largest employers in Ireland. As of 31 March 2004, we had 7,943 employees, excluding 242 temporary employees. For the financial year ended 31 March 2003 we had an average number of 9,129 employees and for the financial year 31 March 2004 we had an average number of 8,306 employees in the following categories of activity:

	Average for the Financial Year Ended 31 March
	2002 (Aggregated)		2003	2004
Fixed-line
Operational/Technical	6,452		5,700	5,335
Sales/Customer support	3,221		2,871	2,439
Administration	665		558	532
Total fixed-line employees	10,338		9,129	8,306
Mobile	191	(1)	—	—

Total	10,529		9,129	8,306

(1)
The substantial majority of our employees are employed in Ireland.

        As of 31 March 2004, approximately 85% of our employees were members of six recognised trade unions, the largest union being the Communication Workers Union ("CWU"). Approximately 73% of our employees are represented by the CWU. Our employees have an average 21.5 years of service with the Group. Approximately 76% are aged 41 years or older, with approximately 53% of our total employees aged 41 to 50.

        We believe that the relationship between our management and our employees and the trade unions is good. We entered into a collective agreement, called the Telecom Partnership Agreement, with our employees in February 1997, under which all significant changes in conditions of employment are to be discussed with the trade unions prior to any change. As part of this Agreement, we also agreed with the employees and the trade unions that all employee redundancies will be voluntary. The trade unions have agreed not to oppose changes we propose in response to competitive market pressures.

        Approximately 92% of our employees are employed on a permanent basis. Approximately 5% of our employees have fixed-term contracts, with the remaining 3% being temporary employees, employed by a subsidiary or working under a flexible working arrangement. Under the Irish employment law regime it is difficult to terminate the contracts of existing employees or to unilaterally change the terms and conditions of their employment. In addition, employees who were members of staff of the Irish Department of Posts and Telegraphs prior to our conversion into a corporation in 1984 have specific statutory protection. Approximately 72% of our employees still enjoy these protections. In the absence of a collective bargaining agreement to the contrary, these employees may not have less beneficial scales of pay and conditions of service than those that were applicable immediately prior to the conversion. Likewise, the tenure of employment may not, except in accordance with a collective agreement, be made less beneficial than that prevailing for the time being in the Irish Civil Service.

        National pay agreements are generally applied to the approximately 76% of our staff whose terms are agreed directly with their trade unions. Since 1 April 2001, the following pay increases have been awarded or are scheduled to be awarded in the future:

Programme	Date Introduced	% Increase
Programme for Prosperity and Fairness	1 April 2001	2.0
Programme for Prosperity and Fairness	1 February 2002	5.5
Programme for Prosperity and Fairness	1 April 2002	1.0
Programme for Prosperity and Fairness	1 February 2003	4.0
Sustaining Progress	1 November 2003	3.0
Sustaining Progress	1 August 2004	2.0
Sustaining Progress	1 February 2005	2.0

        The first phase of the current agreement (Sustaining Progress) governing employee compensation was effective from 1 November 2003. This agreement increased basic pay for employees to whom it applies by 3%. There can be no assurance that national pay agreements will continue to be entered into in Ireland in the future.

        In 1997, in connection with a strategic alliance with the Irish government, KPN Telecom and Telia AB (publ), we established an employee share ownership plan and entered into a collective agreement with our employees, the principal objectives of which were to reduce our operating costs, improve our work processes and allow us to pursue a growth strategy. To achieve these goals, we agreed on a range of measures, including a reduction of 2,500 employees on a voluntary basis in the period from 1997 to 2002.

        We are continuing to reduce headcount, and have achieved significant reductions in the last three financial years. Our average number of employees declined from 10,529 in the financial year ended 31 March 2002 to 9,129 in the financial year ended 31 March 2003 and 8,306 in the financial year ended

31 March 2004. This decline in average headcount reflects the impact of our voluntary severance programmes, as well as the reduction of employees in connection with our discontinuation, exit and disposal of various businesses. Our goal is to reduce headcount to approximately 7,000 by 31 March 2008 or earlier if it is possible to do so. To achieve this goal, we intend to:

  •
  offer voluntary severance and early retirement schemes to employees on a more targeted basis with eligibility restricted to specified groups of employees depending on work area and service profile;

  •
  use flexible working models where suitable;

  •
  outsource non-core activities using joint ventures, co-investment initiatives, contracting and disposals;

  •
  tighten control of recruitment;

  •
  create external job opportunities; and

  •
  offer retirement planning seminars.

        We anticipate that the cost of reducing headcount will be approximately €140 million over the next four years, or a shorter period if we are able to accelerate our voluntary severance programme.

        To date our voluntary severance and early retirement schemes involved making offers of severance payments or assisted or early retirement to targeted groups of employees. Employees are typically offered a lump sum or take early retirement to leave the company. In addition employees can avail of a number of flexible working options. Flexible working options allow staff to work reduced hours and, in the case of part-time with voluntary severance, part-time for a specified period before leaving the company. Our current voluntary severance scheme was launched on 24 May 2004 and the main schemes have closed since the end of June 2004. The remainder of the voluntary severance schemes closed on 16 July 2004.

        The Company ensures that the skills of its employees are regularly refreshed, in order to effectively meet the demands of the market.

        We offer various employee benefit plans, including an Employee Share Ownership Plan, which consists of two separate trusts, as well as management incentive schemes targeted at senior managers and executive directors. Through the Employee Share Ownership Plan, at the date of this document, approximately 29.3% of our voting shares are held for the beneficiaries of that plan, being approximately 55% of current employees and 45% former employees.

E.    SHARE OWNERSHIP

Directors' beneficial interests in share capital

        The interests of the directors in the shares of eircom Group and other Group companies were:

eircom Group plc

	As at 31 March 2004
	10C Ordinary Shares		%
Executives
Dr. Nolan(1)(2)	1,585,760		0.21%
Mr Lynch(1)	505,112		0.07%
Mr Magee(1)	505,112		0.07%
Mr McRedmond(1)	378,836		0.05%
Non-executives
Mr Scanlon	233,250		0.03%
Mr Conroy	77,750		0.01%
Mr Delepine	25,806	(3)	0.00%
Mr Finan	64,516	(3)	0.01%
Mr Melia	64,516	(3)	0.01%
Mr O'Connor	38,709	(3)	0.01%
Mr Pratt	48,387	(3)	0.01%
Mr Roche	10,000	(3)	0.00%

(1)
The percentages also reflect the beneficial ownership of eircom Group's shares for the purposes of the rules of the SEC governing the determination of beneficial ownership of securities. In addition, each of the executive directors and Mr Scanlon is regarded as being interested for the purposes of the Act in 216,213,709 Ordinary Shares and 173,000,000 Convertible Preference Shares held by the ESOT since they are, together with other eircom Group employees, beneficiaries of the eircom Employee Share Ownership Trust. There are also a small number of allocated Redeemable Preference Shares and Trancheable Redeemable Preference Shares held by the ESOT and it is expected that the majority of these will be distributed to other employees in due course.

  The notional allocations of units held, which are a notional record of interests and do not correspond to interests in any one class of shares held by the ESOT are as follows: Dr. Nolan 5,731, Mr Lynch 12,183, Mr McRedmond 18,545, Mr Magee 32,957 and Mr Scanlon 32,225. Dr. Nolan also has 1,927 Redeemable Preference Shares and 1,927 Trancheable Redeemable Preference Shares held in the APSS, Mr Lynch has 4,098 Redeemable Preference Shares and 4,098 Trancheable Redeemable Preference Shares held in the APSS. Mr McRedmond has 5,107 Trancheable Preference Shares held in the APSS. Mr Magee redeemed 6,872 Redeemable Preference Shares on 15 December 2003 and 6,872 Trancheable Redeemable Preference Shares on 23 April 2004. Mr McRedmond redeemed 5,107 Redeemable Preference Shares on 15 December 2003. Mr Scanlon redeemed 6,626 Redeemable Preference Shares on 15 December 2003 and 6,626 Trancheable Redeemable Preference Shares on 23 April 2004.

  Dr. Nolan, Mr Lynch, and Mr McRedmond have disclaimed their interests under the ESOT for a two year and one month period post-Admission. Mr Magee is one of the 3 ESOT nominees to the board. Given the nature of his appointment he is not required to disclaim his ESOT entitlements.

(2)
Includes 792,880 ordinary shares held by Hazelview Ltd, which is controlled by Dr Nolan.

(3)
eircom Group plc allotted and issued Ordinary Shares at the offer price of €1.55 as follows, 64,516 to Mr Melia, 38,709 to Mr O'Connor, 48,387 to Mr Pratt, 25,806 to Mr Delepine, 64,516 to Mr Finan and 10,000 to Mr Roche, all of whom are directors of the Group.

        The share options held by Directors are set out above in Item 6B "Directors Remuneration".

        The directors have the same voting rights as all other holders of the relevant shares set out above.

F.     PENSION SCHEMES

General

        The Group's pension commitments are funded through separately administered superannuation schemes and are principally of a defined benefit nature. The Group's principal schemes are the eircom Main Superannuation Scheme 1988 and the eircom Spouses' and Children's Contributory Pension Scheme 1988 (the "eircom DB Schemes"). The Group also operates the eircom Limited Group Defined Contribution Scheme (the "eircom DC Scheme"), a defined contribution pension scheme which is principally used to provide benefits for staff and management who have joined the Group since 1997. In addition, the Group operates a number of relatively small, stand-alone defined contribution pension schemes, an AVC scheme and two relatively small defined benefit pension schemes. The schemes established in the Republic of Ireland have the approval of the Irish Revenue Commissioners, and the defined contribution scheme established in the United Kingdom has the approval of the United Kingdom Inland Revenue.

eircom DB Schemes

        Until the establishment of what is now eircom in 1984, employees of what was then the Irish Department of Post and Telegraphs were included in the unfunded "pay as you go" Civil Service pension arrangements. On the establishment of eircom, the eircom DB Schemes were established. The eircom DB Schemes were designed to replicate the benefits payable under the unfunded Civil Service pension arrangements.

        Membership in the eircom DB Schemes is generally open to graded employees under the age of 60. As at 31 March 2004, the eircom DB Schemes had 7090 active members along with 5197 pensioners and 5678 deferred members.

        The principal benefits payable under the eircom DB Schemes are a pension of 1/80 of retiring salary for each year of pensionable service (with a maximum of 40/80) together with a gratuity of 3/80 of retiring salary for each year of pensionable service (maximum 120/80). Members may retire or be retired at any time after attaining age 60 (but must retire at age 65) and receive immediate pension benefits. Members contribute 5.3% of pensionable salary together with, where they are included for spouse and children's benefits, an additional 1.5% of pensionable salary. The Group contribution rate is currently 8.2% of pensionable salary.

        Two pension funds are operated to fund the benefits payable under the eircom DB Schemes. The Group operates the eircom Superannuation Fund (the "eircom Main Fund") to fund and pay the benefits under the eircom DB Schemes in respect of post-1 January 1984 service entitlements and any additional costs due to the acceleration of the payment of pre-1 January 1984 entitlements arising on voluntary severance or early retirement programmes. The eircom No.2 Pension Fund funds and pays the benefits under the defined benefit scheme which are the liability of the Irish Minister for Finance. These liabilities relate to the pre 1 January 1984 pension entitlements of staff who transferred from the former Department of Posts and Telegraphs to Telecom Eireann on 1 January, 1984.

        An actuarial valuation of the eircom Fund was carried out, using the attained age method, as at 31 March 2002 by Mercer Human Resource Consulting who are actuaries to the eircom DB Schemes but are neither officers nor employees of eircom Group. The actuarial method used involved determining an appropriate future employer contribution rate designed to fund the projected liabilities of the Schemes related to service subsequent to 1 January 1984 over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial valuation was that the investments will earn a real rate of investment return, over and above salary inflation and pension increases, of 2.5% per annum. As at 31 March 2002, the market value of the fund's assets attributable to the pension scheme was €2,065 million and the actuarial valuation of the assets was sufficient to meet 114% of the value of the accrued liabilities making due allowance for future increases in salaries and pensions.

        Mercer Human Resource Consulting, on the instructions of eircom, have subsequently carried out an actuarial review of the eircom Main Fund as at 31 December 2003 using the attained age method. This review used the same actuarial basis as the 31 March 2002 actuarial valuation apart from taking assets at market value. As in the 31 March 2002 actuarial valuation, the principal assumption underlying this actuarial review was that the investments will earn a real rate of investment return, over and above salary inflation and pension increases, of 2.5% per annum. As at 31 December 2003, the market value of the fund assets, attributable to the pension scheme, was €1,859 million which was sufficient to meet 106% of the value of the accrued liabilities with due allowance for future increases in salaries and pensions. The review concluded that on the basis of the method and assumptions used the totality of the assets including the value of future contributions at current rates marginally exceeds the value of the fund's past and future service liabilities. The Irish Minister for Finance is responsible for meeting and discharging the liability of: (i) the pension costs of former staff of the Irish Department of Posts and Telegraphs who retired or died before 1 January 1984; and (ii) costs in respect of the pension entitlements, related to pre-1 January 1984 reckonable service, of staff who transferred to eircom from the Irish Civil Service. Such benefit payments are made from the eircom Number 2 Pension Fund, which was established in December 1999 and we received a contribution of €1,015.8 million from the Irish Minister for Finance in accordance with arrangements set out in the eircom Superannuation (Amendment) Scheme of 1999. However, the Irish Minister of Finance retains liability for these payments.

eircom DC Scheme

        The Group established the eircom DC Scheme in 1997 and it operates on a defined contribution basis. Membership is at the discretion of eircom and is generally open to non graded company staff. As at 31 March 2004, the scheme had approximately 599 active members along with 596 deferred members. Employees contribute at 5.3% of basic pay and the Group contributes at the rate of 9.7% of basic pay. As at 31 March 2004 the market value of the assets of the scheme was approximately €24.06 million. Normal retirement age is a member's 60th birthday.

eircom Executive Defined Contribution Scheme

        eircom established the eircom Executive Defined Contribution Scheme in July 2003. This scheme is a defined contribution scheme and membership is at the discretion of eircom. At present, there are five active members of the scheme who are Dr. Nolan, Mr. Lynch, Mr. Magee, Mr. McRedmond and one of the Senior Executives. Under the provisions of the scheme, the contributions payable by eircom to the scheme in respect of a member are those notified by eircom to the member in question.

Miscellaneous Other Schemes

  Other Defined Benefit Pension Schemes

        Phonewatch operates a defined benefit scheme for its employees. As at 31 March 2004, the Scheme had approximately 87 active members and 31 deferred members. The employer contribution rate is currently 12.5% of pensionable salary and the employee contribution rate is 5% of pensionable salary. The last actuarial valuation was carried out as at 1 April 2002. It showed that the actuarial value of the scheme's assets were €946,000 (market value € 1.203 million) and that the value of the past service liabilities, allowing for assumed future increases in pensionable pay and pension increases, was €1.417 million, giving a shortfall of €471,000.

        eircom has also established the eircom Executive Defined Benefit Scheme to provide supplementary pension benefits. Mr. Scanlon is the only current member of the scheme.

  Other Defined Contribution Pension Schemes

        LAN Communications Limited operates the largest of the other defined contribution schemes within the Group. The scheme currently has approximately 35 active members. The employer contribution rate is 9.7% of pensionable remuneration and the employee contribution rate is 5.3% of pensionable remuneration.

ITEM 7
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    INTERESTS OF MAJOR SHAREHOLDERS

        Valentia Holdings Limited was incorporated on 9 July 2003 under the Companies Act of England and Wales as a private company limited by shares. Valentia Holdings Limited changed its name to eircom Group Limited on 26 February 2004. It was re-registered as a public limited company under Section 43 of the Companies Act of England and Wales 1985 on 8 March 2004 thereby becoming eircom Group plc.

        Upon the acquisition by eircom Group (then called Valentia Holdings Limited) of the entire issued share capital of Valentia Telecommunications on 21 July 2003, the major shareholders of eircom Group who beneficially owned 3% or more of eircom Group's capital and the amount of such person's interest, were as follows:

Name	A Ordinary Shares	%	B Ordinary Shares	%	ESOT Preference Shares	%	Non-Voting Adviser Preference Shares 2008%		Balancing Voting Deferred Shares	%
eircom ESOP Trustee Limited(1)	24,335,000	24.3	7,940,000	100	2,390	100	—	—	—	—
Providence entities(2)	48,963,758	48.9	—	—	—	—	3,664,236	73.3	6,471	64.7
Soros entities(3)	19,514,484	19.5	—	—	—	—	—	—	2,579	25.8
Lionheart Ventures (Overseas) Limited(4)	5,613,181	5.6	—	—	—	—	—	—	742	7.4
Aurum Nominees(5)	—	—	—	—	—	—	1,335,764	26.7	—	—

(1)
The eircom ESOP Trustee Limited is the trustee of the eircom Employee Share Ownership Trust (ESOT). The ESOT is an employee share trust that is approved by the Irish Revenue Commissioners as satisfying the requirements of Section 519 and Schedule 12 of the Taxes Consolidation Act 1997, which enables the ESOT to acquire and hold and, by transferring the shares to the APSS, distribute shares free of income tax to current and former employees.

(2)
Consisted of 15,926,327 A ordinary shares and 2,132 balancing voting deferred shares held by PV III Investment (Cayman) Limited, 32,135,340 A ordinary shares and 4,302 balancing voting deferred shares held by PV Investment (Cayman) Limited, 169,001 A ordinary shares and 23 balancing voting deferred shares held by PV III(O) Investment (Cayman) Limited, 103,648 A ordinary shares and 14 balancing voting deferred shares held by PV(O) Investment (Cayman) Limited and 3,664,236 non-voting adviser preference shares held by Providence Equity Partners Inc, as well as 629,442 A ordinary shares held by Yoghal Trading Limited, which had agreed to vote its shares as instructed by the Providence entities. Each of PV III Investment (Cayman) Limited, PV Investment (Cayman) Limited, PV III(O) Investment (Cayman) Limited and PV(O) Investment (Cayman) Limited were wholly-owned by an investment fund managed by affiliates of Providence Equity Partners Inc. Jonathan Nelson, Paul Salem and Glenn Creamer were members of entities that are the ultimate general partners of these funds and thus were deemed to have beneficial ownership of the shares held by PV III Investment (Cayman) Limited, PV Investment (Cayman) Limited, PV III(O) Investment (Cayman) Limited and PV(O) Investment (Cayman) Limited. Mr. Nelson, Mr. Salem, Mr. Creamer, Providence Equity Partners Inc. and its affiliates, and each of the intermediate entities described in this note each expressly disclaimed beneficial ownership of these shares. Mr. Nelson, Mr. Salem and Mr. Creamer were also stockholders in, and executive officers of, Providence Equity Partners, Inc. and thus were deemed to have beneficial ownership of the shares held by Providence Equity Partners, Inc. Mr. Nelson, Mr. Salem and Mr. Creamer each expressly disclaimed beneficial ownership of the shares held by Providence Equity Partners Inc.

(3)
Consisted of 9,757,242 A ordinary shares and 1,289 balancing voting deferred shares held by Knightstown Investor Limited, a wholly-owned subsidiary of Soros Private Equity Investors L.P. and 9,757,242 A ordinary shares and 1,290 balancing voting deferred shares held by EMOF L.L.C. Both Soros Private Equity Investors L.P. and EMOF L.L.C. were managed by affiliates of Mr. George Soros. Mr. George Soros and these affiliates were deemed to have beneficial ownership of the shares held by Knightstown Investor Limited and EMOF L.L.C. Mr. George Soros and these affiliates each expressly disclaimed beneficial ownership of these shares.

(4)
Sir Anthony O'Reilly, the non-executive chairman of our board of directors, owned all of the share capital of Lionheart Ventures (Overseas) Limited.

(5)
Mr. Carroll, one of our directors at the time of the acquisition by eircom Group of the entire issued share capital of Valentia Telecommunications, is a partner in A&L Goodbody solicitors, a firm that was the beneficiary of a trust of which Aurum Nominees Limited was the trustee.

        eircom Group also issued, on 21 July 2003, 8,000,000 non-voting third party preference shares 2009, all of which were held by Yoghal Trading Limited.

        On 7 August 2003:

  (a)
  66,000,000 Redeemable Preference Shares were allotted and issued fully paid up to eircom ESOP Trustee Limited;

  (b)
  660 ESOT Preference Shares were redeemed at a premium in accordance with their terms; and

  (c)
  the remaining issued and unissued ESOT Preference Shares were subdivided into ESOT Preference Shares of €0.50 each.

        The following number of Redeemable Preference Shares, held by eircom ESOP Trustee Limited, were redeemed prior to 31 March 2004 in accordance with their terms on the following dates:

  (a)
  15 December 2003 - 61,447,730;

  (b)
  9 January 2004 - 38,992;

  (c)
  16 January 2004 - 31,934;

  (d)
  23 January 2004 - 32,893;

  (e)
  30 January 2004 - 50,837;

  (f)
  2 February 2004 - 56,489;

  (g)
  6 February 2004 - 15,814;

  (h)
  16 February 2004 - 32,894;

  (i)
  27 February 2004 - 30,607;

  (j)
  5 March 2004 - 21,420;

  (k)
  12 March 2004 - 23,709;

  (l)
  19 March 2004 - 28,914; and

  (m)
  26 March 2004 - 17,874

        The Redeemable Preference Shares redeemed since 31 March 2004 are set out in note 31 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements".

        On 23 December 2003, 5,000,000 Non-Voting Adviser Preference Shares 2008, including all of these held by Providence entities, were redeemed in accordance with their terms.

        As of 31 May 2004, the major shareholders of eircom Group were as follows:

	Ordinary Shares		Redeemable Preference Shares		Trancheable Redeemable Preference Shares		Convertible Preference Shares		Sterling Deferred Shares		Non-Voting Deferred Shares
Name
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
eircom ESOP Trustee Limited(1)	216,213,709	29.14	3,487,584	100%	3,857,587	100%	173,000,000	100%	—	—	598	1.2
Goldman Sachs Securities (Nominees)	100,292,169	13.52	—	—	—	—	—	—	—	—	—	—
Bank of Ireland Nominees Limited	51,337,892	6.92	—	—	—	—	—	—	—	—	—	—
Morstan Nominees Limited	48,047,038	6.48	—	—	—	—	—	—	—	—	—	—
Chase Nominees Limited	42,901,020	5.78	—	—	—	—	—	—	—	—	—	—
Citibank Nominees (Ireland)	29,652,392	4.00	—	—	—	—	—	—	—	—	—	—
The Bank of New York (Nominees)	24,398,424	3.29	—	—	—	—	—	—	—	—	—	—

(1)
eircom ESOP Trustee Limited is the trustee of the ESOT.

As of 31 May 2004, 90,322 Ordinary Shares were held by approximately two holders with registered addresses in the United States, representing approximately 0.01% of the outstanding Ordinary Shares. Since certain of the Company's Ordinary Shares are held by nominees, the above numbers of holders may not be representative of the number of beneficial owners in the United States or of the total number of Oridinary Shares held by them.

        None of our Major Shareholders have different voting rights than our other shareholders.

B.    RELATED PARTY TRANSACTIONS

        The following are descriptions of the material provisions of agreements and other documents between eircom Group and various individuals and entities that may be deemed to be related parties. The agreements and other documents are largely historical and refer to shareholder arrangements in place prior to the Initial Public Offering.

Subscription and shareholders agreement

        In connection with the acquisition of the entire share capital of eircom by Valentia Telecommunications, the shareholders of Valentia Telecommunications entered into a subscription and shareholders agreement that documented the ownership and transfer of the shares and the governance of Valentia Telecommunications. This agreement was amended on a number of occasions prior to its termination following the reorganisation and refinancing, described in Item 4 "Information on the Company". Following the reorganisation and refinancing, eircom Group and these shareholders entered into a new shareholders agreement containing substantially similar terms. This new shareholders agreement was amended during the reorganisation and refinancing process, inter alia, to remove provisions rendered obsolete as a consequence of the reorganisation and refinancing and was subsequently amended to facilitate certain steps required in the context of the Initial Public Offering. Following the Initial Public Offering, the new shareholders agreement was terminated and ceased to have effect and any outstanding rights or obligations under the agreement have been waived by eircom Group and its shareholders.

Registration rights agreement

        In connection with their acquisition of the entire share capital of eircom, Valentia Telecommunications entered into a registration rights agreement, dated 28 August 2001, with its shareholders. In connection with the reorganisation and refinancing, described in Item 4 "Information on the Company", the Valentia Telecommunications registration rights agreement was terminated and eircom Group entered into a similar agreement dated 21 July 2003. Following the Initial Public Offering, this new registration rights agreement was terminated and ceased to have effect and any outstanding rights or obligations under this agreement have been waived by eircom Group and its shareholders.

Other acquisition-related agreements

        In addition to the agreements discussed above, Valentia Telecommunications entered into agreements with, among others, a fund affiliated with Providence, a fund affiliated with Soros, The Goldman Sachs Group, Inc., Sir Anthony O'Reilly and the ESOT, relating to the formation of the consortium to acquire eircom and the framework for the proposed governance of Valentia Telecommunications which agreements were superseded by, and terminated upon the entry into force of, the shareholders agreement described above.

Agreements related to the Reorganisation and Refinancing

        In connection with the reorganisation and refinancing, described in Item 4 "Information on the Company", we entered into various agreements with our shareholders in addition to the shareholders agreement referred to above, including a share exchange agreement and an implementation agreement. We paid certain expenses of our shareholders in connection with the reorganisation and refinancing.

        We also agreed to pay certain bonuses to our executive directors and certain senior executives in connection with the reorganisation and refinancing. These payments were originally scheduled for payment in three instalments, but were accelerated so as to be paid in full prior to the Initial Public Offering. Details of the amounts paid to the directors (together with amounts paid in return for certain of our executive directors giving up entitlements in relation to leveraged coinvestment arrangements) are set out in Item 6 "Directors, Senior Management and Employees".

Loan agreements with eircom and the ESOT

        On 23 May 2002, Valentia Telecommunications loaned €50 million to the ESOT. Valentia Telecommunications obtained the funds used for this loan from an intercompany loan from eircom. The loan agreement governing the ESOT loan provided that any proceeds received by the ESOT from a sale of preference shares had to first be used for repayment of the loan. The loans were on an interest-free basis and were repayable on 31 October 2003. The ESOT waived its entitlement to dividends in respect of 474 ESOT preference shares up to 31 October 2003. These loans were repaid following the offering of Senior Notes and Senior Subordinated Notes in the financial year ended 31 March 2004.

Payments of fees

  (a) Fees in connection with the Valentia Telecommunications acquisitions

        During the financial period from 2 November 2001 to 31 March 2002, Valentia Telecommunications incurred professional fees to the following related parties in connection with the acquisition of eircom:

  (i)
  €8.5 million in legal fees to A&L Goodbody solicitors, a partnership in which Paul Carroll, a former director of eircom Group, is a partner comprised of approximately €7.2 million in cash and approximately €1.3 million of non-voting adviser preference shares 2008 of €1 each of Valentia Telecommunications, which were exchanged on the reorganisation and refinancing, described in Item 4 "Information on the Company", for approximately 1.3 million of Adviser Preference Shares of €0.50 each. These shares have since been redeemed as described below;

  (ii)
  €10 million in cash in professional fees to Soros, a partnership which held an interest in the Group and in which certain former directors of eircom Group are partners;

  (iii)
  €21.6 million in professional fees and expenses, comprised of approximately €17.9 million in cash and approximately 3.7 million non-voting adviser preference shares 2008 of €1 each of Valentia Telecommunications, which were exchanged on the Reorganisation and Refinancing, for approximately 3.7 million of Adviser Preference Shares of €0.50 each, to Providence, a corporation which held an interest in the Group and of which two of the former directors of eircom Group were stockholders and executive officers. These shares have since been redeemed as described below; and

  (iv)
  legal fees of Lionheart Ventures (Overseas) Limited, a company wholly owned by Sir Anthony O'Reilly, amounting to €0.2 million.

  (v)
  The ESOT reclaimed, in cash, €7 million of professional fees that it incurred in relation to the acquisition.

        The 5 million Adviser Preference Shares of €0.50 each issued to A&L Goodbody solicitors and Providence Equity Partners Inc. (as described in sub-paragraphs (i) and (iii)), representing all of the Adviser Preference Shares of €0.50 each in issue, were redeemed at a premium in accordance with their terms by eircom Group on 23 December 2003 for an aggregate redemption price of €5,187,671. In accordance with Irish law and Irish and UK GAAP, these professional fees were included in the Group's consolidated financial statements as share issue costs, debt issue costs and acquisition costs as appropriate.

  (b) Fees in the financial year ended 31 March 2003

  (i)
  During the financial year ended 31 March 2003, Valentia Telecommunications incurred €0.2 million in fees to Lionheart Ventures (Overseas) Limited, €0.7 million in fees to entities affiliated with Soros, €0.1 million to the Goldman Sachs Group Inc and €1.7 million in fees to entities affiliated with Providence, in connection with an undertaking by these shareholders to repay a €50 million loan to the ESOT if the loan were not repaid prior to a certain date.

  (ii)
  During the financial year ended 31 March 2003, Valentia Telecommunications had incurred €5.1 million in legal fees payable to A&L Goodbody solicitors.

  (c) Fees in connection with the reorganisation and refinancing in the period ended 31 March 2004

        During the financial year ended 31 March 2004, Valentia Telecommunications incurred fees in connection with the reorganisation and refinancing to the following related parties:

  (i)
  €1.5 million in legal fees payable to A&L Goodbody solicitors, a partnership in which Paul Carroll, a former director of eircom Group, is a partner;

  (ii)
  €0.5 million in professional fees to Lionheart Ventures (Overseas) Limited, a company wholly-owned by Sir Anthony O'Reilly;

  (iii)
  €1.8 million in professional fees to Soros Fund Management LLC, an affiliate of Soros;

  (iv)
  €4.5 million in professional fees to Providence Equity Partners IV Inc., an affiliate of Providence;

  (v)
  €3.0 million in professional fees reclaimed by the ESOT, a shareholder in eircom Group; and

  (vi)
  €0.1 million in professional fees to The Goldman Sachs Group, Inc., a shareholder in eircom Group.

  (d) Fees in Connection with the Initial Public Offering

  (i)
  Since May 2002, Merrion Capital Group has provided financial advisory and brokerage services to the ESOT. Merrion Corporate Finance Limited, a subsidiary of Merrion Capital Group, has been retained by the ESOT since December 2003 to advise the board of directors of the ESOT in connection with the Initial Public Offering and related matters. The aggregate fees payable to Merrion Corporate Finance Limited by the ESOT in connection with the Initial Public Offering and related matters will be in the range of €0.9 million to €1.3 million. John Conroy is the chief executive officer of Merrion Capital Group and is also a director of Merrion Corporate Finance Limited.

    eircom Group agreed to pay certain financial and legal advisory fees and expenses of NM Rothschild and Ashurst in relation to advising the ESOT in connection with the Initial Public Offering (up to an aggregate of €3 million)

  (ii)
  eircom Group incurred €3.1 million in legal fees payable to A&L Goodbody Solicitors, a partnership in which Paul Carroll, a former director of Valentia Telecommunications, is a partner; and

  (iii)
  eircom Group incurred €2.4 million professional fees to Goldman Sachs Group Inc, a shareholder in Valentia Telecommunications.

  (e) Other fees in the financial year ended 31 March 2004

        During the financial year ended 31 March 2004, Valentia Telecommunications incurred €0.1 million in fees to Lionheart Ventures (Overseas) Limited, €0.3 million in fees to entities affiliated with Soros, and €0.7 million in fees to entities affiliated with Providence, in connection with an undertaking by these shareholders to repay a €50 million loan to the ESOT if the loan were not repaid prior to a certain date and €1.2 million in other legal fees to A&L Goodbody solicitors. In addition, eircom Group paid €0.9 million to Goldman Sachs Group Inc, a shareholder in Valentia Telecommunications in connection with the Reorganisation and Refinancing (see Item 10B "Additional Information—Material Contracts").

Transactions with affiliates

        From time to time the Group makes investments in joint ventures and affiliates relating to its business. Transactions with these joint ventures and affiliates include the following:

  (a)
  The Group holds 49% of the ordinary shares in Beacon Integrated Solutions Limited and 22% of the ordinary shares in Buy4Now Limited, and have entered into shareholders agreements with the other shareholders of these entities giving the Group various board nomination and share transfer rights;

  (b)
  The Group holds 35% of the issued share capital in Telecom Engineering Services Limited, a 100% subsidiary of T.E. Services (Ireland) Limited, pursuant to which the Group provides services, facilities and personnel to T.E. Services, which will build, renew and maintain that part of the Irish telecommunications network operated and maintained by the Group in accordance with its General Telecommunications Authorisation. The Group engages other contractors as well as Telecom Engineering Services Limited for the build renewal and maintenance of the Irish Telecommunications network operated and maintained by the Group;

  (c)
  The Group holds 50% of the issued share capital in eircom Enterprise Fund Limited, with which it has entered into certain arrangements and to which it has also loaned approximately €1.15 million. This loan has been fully provided for by eircom Group; and

  (d)
  The Group holds 33% of the issued share capital in Altion TI Limited, which provides it with systems support, maintenance and upgrading services as well as consultancy services for some of its divisions.

Other transactions with Directors

        In addition to the above, the Group has entered into various transactions with its Directors, including:

  (a) Payment of bonuses in connection with the reorganisation and refinancing eircom agreed to pay certain bonuses to our executive directors in connection with the reorganisation and refinancing, described in Item 4 "Information on the Company". These payments were originally scheduled for payment in three instalments but were accelerated so as to be paid in full prior to the Initial Public Offering. Details of the amounts paid (together with amounts paid in return for certain of our executive directors giving up entitlements in relation to proposed leveraged co-investment arrangements) are set out in Item 6 "Directors, Senior Management and Employees".

  (b) Grant of awards under the eircom Group Key Executive Share Award Plan

        Each of our executive directors has been granted an award over Ordinary Shares under the terms of the eircom Group Key Executive Share Award Plan. Details of the number of Ordinary Shares under each individual award are set out in Item 6 "Directors, Senior Management and Employees".

  (c) Arrangements for Mr. Scanlon and Mr. Conroy

        The Group has entered into certain pension arrangements with Mr. Scanlon (details of which are set out in Item 6 "Directors, Senior Management and Employees").

        In addition, Mr. Scanlon and Mr. Conroy each received Ordinary Shares following the Initial Public Offering (details of which are set out in Item 6 "Directors, Senior Management and Employees").

  (d) Put option rights for Dr. Nolan and Hazelview Limited

        eircom Group entered into certain put-option arrangements with Dr. Nolan and Hazelview Limited (which is controlled by Dr. Nolan). Dr. Nolan and Hazelview Limited have each agreed to waive any entitlements under these arrangements.

  (e) Issue of Ordinary Shares to Mr. Delepine, Mr. Finan, Mr. Melia, Mr. O'Connor, Mr. Pratt and Mr. Roche

        Mr. Delepine, Mr. Finan, Mr. Melia, Mr. O'Connor, Mr. Pratt and Mr. Roche have each subscribed, for Ordinary Shares (details of which are set out in Item 6 "Directors, Senior Management and Employees").

ITEM 8
FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Item 18 "Financial Statements".

Legal Proceedings

        Except as set out below, no member of the Group is engaged in or, so far as eircom Group is aware, has pending or threatened, any legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Group's financial position.

  Allegations of anti-competitive practices

        On 17 October 2002, ComReg determined that eircom was not in compliance with its obligations under the voice telephony regulations by providing telephone services to customers at prices which were not in accordance with the terms and conditions of eircom's discount schemes and eircom's published prices. No penalties were levied on the Group as a result of this determination. At ComReg's request, the Group has put internal controls in place that our directors believe will prevent such events from re-occurring and, in October 2003, the Group commenced an independent audit of the related internal controls governing the period from 18 October 2002 to 30 September 2003. The final audit findings report including management comments and eircom Group's statement of compliance were submitted to ComReg on 30 January 2004. If, based on the final audit findings, ComReg concludes that the Group had not complied with its obligations, ComReg could begin an enforcement action. If the Group is found to be in violation of applicable laws and regulations, it may become subject to substantial criminal and civil penalties and fines.

        Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against the Group seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. The Group submitted its defence on 26 January 2004. The directors intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs' alleged budgeted growth (€25 million) and loss of revenue on the plaintiffs' pricing (€5 million). Even if the plaintiffs could establish a liability on the Group's part under each of these headings, our directors do not believe that these figures represent damages which would be properly recoverable from the Group. The particulars also include further unquantified damages. See also Item 5B "Operating and Financial Review and Prospects—Contingent Liabilities", Item 4E "Information on the Company—Regulation of our Products and Services—Compliance" and Item 6 "Directors, Senior Management and Employees".

  Asbestos claims

        Approximately 120 premises currently or previously occupied by the Group contain or have contained asbestos. In 1987, the Group began a programme of removing asbestos from some of its premises and introduced safety measures and a warning procedure. As of 3 June 2003, approximately 38 premises occupied by the Group were identified as containing asbestos and these have been identified, controlled and monitored.

        Proceedings have commenced by approximately 115 employees arising out of alleged injuries caused by the presence of friable asbestos. Of these claims, approximately 98 are related to incidents at one particular premises which allegedly occurred in 1985. The employees seek unquantified damages both for alleged clinical disease and/or for related mental trauma.

        A composite action for unquantified damages and costs was initiated in the Irish High Court in 1987 for 97 of the 115 employees. As of 31 March 2003, four of these claims had been settled. The remaining proceedings are at an early stage and have been dormant for at least two years. In addition, 18 claims that are not part of the composite action have been brought by individuals and claim unspecified damages, again principally for mental trauma. Of these 18 claims, two were discontinued on payment of nominal sums, two cases were settled and one case was withdrawn. Of the remaining cases, eleven are at an early stage of pleadings and have been dormant for approximately three years. The other two cases are at an advanced stage and may come for hearing in 2004.

        The directors do not expect any material adverse impact on the Group's profitability based upon the claims which have been made against it. Given the uncertain nature of this kind of litigation, and the lengthy period of time before asbestos-related injuries become manifest, there can be no assurance that future claims will not be made against the Group.

Dividend Policy

        We currently intend to pay annual interim and final dividends on the Ordinary Shares, which will normally be paid in December and July, respectively. Dividends will be declared and paid in euro. The Board currently expects that the first dividend following the Initial Public Offer will be an interim dividend paid in December 2004 in respect of the six month period ending 30 September 2004 and that, in the absence of unforeseen circumstances, the aggregate dividend for the financial year to 31 March 2005 will be €0.11 per Ordinary Share (€81 million in aggregate on the basis of the number of Ordinary Shares in issue on 31March 2004).

        In future years, it is anticipated that the Company will seek to pay a progressive dividend.

        Under UK company law, we can only pay cash dividends to the extent that we have distributable reserves and cash available for this purpose. In addition, as a holding company, our ability to pay dividends, first, to the holders of Preference Shares and, thereafter, to the holders of Ordinary Shares is affected by a number of factors, principally our ability to receive sufficient dividends from our subsidiaries. The payment of dividends to us by our subsidiaries is, in turn, subject to certain restrictions, including similar Irish company laws requiring the existence of sufficient distributable reserves and cash in our subsidiaries and restrictions contained in the Senior Credit Facility and the Amended Senior Notes and Senior Subordinated Notes Indentures.

        As at 31 March 2004, eircom Group had distributable reserves that were sufficient to enable us to pay the aggregate dividend for the financial years to 31 March 2005 in accordance with the Board's expectations. However, following payment by us of significant dividends to our shareholders in August 2003, as part of the Reorganisation and Refinancing, members of the Group do not currently have significant additional accumulated reserves in excess of those required to pay the expected dividend for the year to 31 March 2006. As a result, any limitations on the ability of our subsidiaries to pay dividends (for example, as a result of profitability or distributable reserves in these subsidiaries being adversely affected, including for one of the reasons set out in Item 3B "Key Information—Risk Factors") may reduce our ability to pay dividends to our shareholders. In particular, primarily because the level of depreciation charges (a non-cash item which affects distributable reserves) in eircom (our principal operating subsidiary) currently exceeds capital expenditure and is likely to do so for the next three to four years, eircom is expected to generate substantially less distributable reserves than cash for at least this period.

        For a further description of these and certain other factors that will continue to affect our ability to pay dividends (including under the terms of the Senior Credit Facility and the Amended Senior

Notes and Senior Subordinated Note Indentures and the implications for us of adopting International Financial Reporting Standards in 2006) see Item 10B "Additional Information—Material Contracts" and Item 3B "Key Information—Risk Factors". In particular, as explained in the Risk Factor entitled "Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends", it should be noted that if we have a significant pension deficit in 2006 (which is dependent amongst other things on changes in the valuation of publicly traded equities and interest rates), depending on the accounting treatment adopted at that time, we may (unless we are able to take steps to increase distributable reserves within the Group) be unable to pay dividends.

SIGNIFICANT CHANGES

        There has been no significant change in our financial or trading position since 31 March 2004.

ITEM 9
THE OFFER AND LISTING

        The Senior Notes and Senior Subordinated Notes are listed on the Luxembourg Exchange and the Irish Stock Exchange, while the Ordinary Shares are listed on the London and Irish Stock Exchanges.

ITEM 10
ADDITIONAL INFORMATION

A.    SUMMARY OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Memorandum of Association

        The memorandum of association of eircom Group provides that its principal object is to carry on the business of a holding company. The objects of eircom Group are set out in full in clause 4 of its memorandum of association which is available for inspection at the address specified in Item 4 "Information on the Company".

Articles of Association

        The articles of association of eircom Group, which were adopted pursuant to a special resolution of eircom Group passed on 18 March 2004, include provisions, inter alia, to the following effect:

  (a) General provisions relating to shares

  (i) Issuing shares

  (A)
  Subject to the provisions of the 1985 Companies Act of England and Wales ("the Act"), and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as eircom Group may by ordinary resolution determine or, subject to and in default of such determination, as the board of directors shall determine.

  (B)
  Subject to the articles and to provisions of the Act, eircom Group may issue any shares which are to be redeemed, or which at the option of eircom Group or the holder are liable to be redeemed.

  (C)
  Subject to the articles and to provisions of the Act, the unissued shares of eircom Group (whether forming part of the original or any increased capital) are at the disposal of the board of directors.

  (ii) Variation of rights

          Subject to the provisions of the Act, if at any time the capital of eircom Group is divided into or otherwise comprises different classes of shares, the rights attached to any such class of shares may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated either with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of such class.

  (iii) Lien and forfeiture

  (A)
  eircom Group has a first and paramount lien on every share (not being a fully paid share) for all monies payable to eircom Group (whether presently or not) in respect of that share. Subject to the terms of allotment, the board of directors may from time to time make calls on the members in respect of any monies unpaid on their shares.

  (B)
  If a payment is not made when due, the board of directors may give not less than 14 clear days notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by eircom Group by reason of such non-payment. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board of directors. The forfeiture shall include all dividends or other monies payable in respect of the forfeited share which have not been paid before the forfeiture.

  (iv) Transfer of shares

  (A)
  Subject to any rights or restrictions attached to any class of shares by or in accordance with the articles, the instrument of transfer of a certificated share may be in any usual form or in any other form which the board of directors may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The board of directors may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in eircom Group from taking place on an open and proper basis. The board of directors may also refuse to register the transfer of a certificated share unless the instrument of transfer:

  (1)
  is lodged, duly stamped (if stampable), at the registered office of eircom Group or at another place appointed by the board of directors accompanied by the certificate for the share to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

  (2)
  is in respect of only one class of shares; and

  (3)
  is in favour of not more than four transferees.

  (B)
  Notice of refusal to register a transfer must be sent to the transferee within two months after the date on which the instrument of transfer was lodged with eircom Group, in the case of a certificated share, or the instruction to transfer shares was received by eircom Group from the operator of a relevant system (in each case, as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No 01/3755), in the case of an uncertificated share, as the case may be.

  (C)
  No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

  (D)
  Shares may be transferred by means of a relevant system, including the relevant system of which CRESTCo Limited is the Operator (in each case, as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No 01/3755)).

  (v) Alteration of share capital

          eircom Group may by ordinary resolution increase, consolidate, divide or, subject to the provisions of the Act, sub-divide its share capital. eircom Group may, by ordinary resolution, also cancel shares which, at the date of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. Subject to the provisions of the Act, eircom Group may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

  (vi) Purchase of own shares

          Subject to and in accordance with the provisions of the Act and without prejudice to any relevant special rights attached to any class of shares, eircom Group may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares. eircom Group is also subject to the additional requirements applicable to purchasers of its own shares imposed by the Listing Rules of both the UK Listing Authority and the Irish Stock Exchange.

  (vii) General meetings

          All general meetings shall be held in Ireland and a general meeting shall only be deemed to be held in Ireland where each of the members attending that general meeting is present in the Republic of Ireland in person or by proxy. The board of directors may call general meetings whenever and at such times and places in the Republic of Ireland as it shall determine, although no business shall be transacted at any general meeting or annual general meeting unless a quorum is present.

  (b) Rights attaching to Ordinary Shares

  (i) Voting rights

  (A)
  Subject to any rights or restrictions attached to any class of shares by or in accordance with the Articles, every member who is present in person (or in the case of a corporation is present by a duly authorised representative) shall have one vote on a show of hands and on a poll every member present in person or by proxy shall have one vote for every Ordinary Share of which he is the holder.

  (B)
  No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares, either in person or by proxy, unless all monies presently payable by him in respect of that share have been paid.

  (C)
  Unless the board of directors determines otherwise, a member who has been served with a direction notice under the articles after failure (whether by such member or any other person appearing to be interested in such member's shares) to provide eircom Group with information concerning interests in those shares required to be provided under section 212 of the Act within 14 days of the date of service of the section 212 notice shall, for so long as the information is not supplied and for up to seven days after the earlier of receipt by eircom Group of notice of an approved transfer of shares (as defined in the Articles) or due compliance, to the satisfaction of the board of directors, with the section 212 notice, not be entitled to attend or vote either personally or by proxy in respect of the shares in relation to which the information has not been supplied.

  (ii) Dividends and other distributions

  (A)
  Subject to the provisions of the Act, eircom Group may by ordinary resolution declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the board of directors. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. Except as otherwise provided by the rights attached to shares, all dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

  (B)
  Subject to the provisions of the Act, the board of directors may pay interim dividends if it appears to the board of directors that they are justified by the profits of eircom Group available for distribution. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights. No dividend or other monies payable in respect of a share shall bear interest against eircom Group unless otherwise provided by the rights attached to the share.

  (C)
  There are no fixed dates on which entitlements to dividends on the Ordinary Shares arises.

  (D)
  A general meeting declaring a dividend may, on the recommendation of the board of directors, by ordinary resolution direct that payment of any dividend be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate.

  (E)
  The board of directors may, if authorised by an ordinary resolution of eircom Group, offer any holder of shares (other than a holder of treasury shares) the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board of directors) of all or any dividend specified by that resolution.

  (F)
  Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board of directors so resolves, be forfeited and cease to remain owing by eircom Group. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by eircom Group into an account separate from its own account. This will not make eircom Group a trustee of such amount.

  (G)
  eircom Group shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address. The entitlement conferred on eircom Group by this article in respect of any member in relation to a dividend unclaimed up to that date shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

  (c) Rights attaching to Redeemable Preference Shares

        The rights attaching to the Redeemable Preference Shares are contained in Article 21 of the Articles.

  (i) Dividends and income

          Holders of Redeemable Preference Shares are entitled (such entitlement ranking at all times in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of the Trancheable Redeemable Preference Shares) to a preferential cash dividend on a maximum of four dates falling in each financial year. The holders must notify eircom Group of the number of their Redeemable Preference Shares in respect of which they wish to have a dividend declared. The dividend is then calculated by apportioning the aggregate interest received by eircom Group on the funds standing to the credit of the designated bank account for such Redeemable Preference Shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group in respect of such interest and the aggregate amount of dividends previously paid by eircom Group to the holders of Redeemable Preference Shares) between the holders of the Redeemable Preference Shares.

  (ii) Capital

          On a distribution of assets of eircom Group among its members on a winding up of eircom Group (or other return of capital other than a redemption or purchase by eircom Group of its own shares) the holders of the Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of Trancheable Redeemable Preference Shares) to receive an amount equal to the subscription price of each Redeemable Preference Share (less any capital duty payable by eircom Group on the issue of such share) plus the aggregate interest received by eircom Group on the amount of the subscription price in respect of each such share deposited in the designated bank account of such Redeemable Preference Shares (less any tax and/or costs or expenses incurred by eircom Group in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment of capital in respect of such Redeemable Preference Share (the "Redeemable Preference Amount").

  (iii) Voting

          Holders of Redeemable Preference Shares are not entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of eircom Group.

  (iv) Redemption

          The redemption rights attaching to the Redeemable Preference Shares are as follows:

  (A)
  eircom Group is required to redeem some or all of the Redeemable Preference Shares which at any time have been appropriated to the Beneficiaries, provided that the applicable Release Date (as defined in the ESOT Trust Deed and/or the eircom Approved Profit Sharing Scheme Trust Deed ("APSS")) has passed, and eircom Group has received notice, in accordance with the articles, from the holder of the Redeemable Preference Shares.

  (B)
  The holders of the Redeemable Preference Shares have the option to redeem those Redeemable Preference Shares for which the trustee of the ESOT Trust Deed has issued an invitation to a Beneficiary to apply for their transfer to the APSS and that invitation has not been accepted, subject to the notice provisions in the articles.

  (C)
  eircom Group has the option to redeem some or all of the Redeemable Preference Shares at any time after 31 October 2006 by giving not less than 10 Business Days nor more than 20 Business Days notice to the holders of the Redeemable Preference Shares.

          In sub-paragraphs (iv) (A), (B) and (C), each Redeemable Preference Share shall be redeemed for an amount equal to the Redeemable Preference Amount, as defined in sub-paragraph (ii).

  (v) Transfer

          The Redeemable Preference Shares are freely transferable.

  (d) Rights attaching to Trancheable Redeemable Preference Shares

        The rights attaching to the Trancheable Redeemable Preference Shares are contained in Articles 22 and 23 of the Articles.

  (i) Designated tranches and bank accounts

          The board of directors is entitled (at its discretion) to designate all or any Trancheable Redeemable Preference Shares which are issued on a particular date or which arise from conversion on a particular date as forming a separate, named tranche of Redeemable Preference Shares with each such tranche having its own designated ring-fenced bank account into which a sum equal to the subscription price of such shares (less any capital duty associated with their issue (if any) or with the issue of any new shares issued for the purpose of funding their redemption) must be deposited by eircom Group and its own separate rights and entitlements in respect of the funds held in such account. The Trancheable Redeemable Preference Shares arising upon conversion of the ESOT Preference Shares, effective upon the Initial Public Offering in March 2004, shall be designated as the Tranche B Redeemable Preference Shares.

  (ii) Dividends and income

          Holders of Trancheable Redeemable Preference Shares of each designated tranche are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any other tranche of Trancheable Redeemable Preference Shares and the holders of Redeemable Preference Shares) to a preferential cash dividend on the first date in any financial year of eircom Group, following the date on which such designated tranche is issued or arises on conversion, on which such holders notify eircom Group in writing of their wish for a dividend to be declared and paid and on up to a maximum of four other dates falling in each financial year. The holders of Trancheable Redeemable Preference Shares must notify eircom Group of the number of Trancheable Redeemable Preference Shares of each designated tranche in respect of which they wish to have a dividend declared. The dividend is then calculated by apportioning the aggregate interest received by eircom Group on the funds standing to the credit of the designated bank account for such tranche (less the aggregate taxation and /or costs or expenses suffered or incurred by eircom Group in respect of such interest and the aggregate amount of dividends previously paid by eircom Group to the holders of Trancheable Redeemable Preference Shares of that designated tranche) as described at sub-paragraph (d)(i).

  (iii) Capital

          On a distribution of assets of eircom Group among its members on a winding up of eircom Group (or other return of capital other than a redemption or purchase by eircom Group of its own shares) the holders of the Trancheable Redeemable Preference Shares of each designated tranche are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any other Trancheable Redeemable Preference Shares and Redeemable Preference Shares) to receive an amount equal to the subscription price of each Trancheable Redeemable Preference Share (less any capital duty payable by eircom Group on the issue of such share) plus the aggregate interest received by eircom Group on the funds standing to the credit of the designated bank account for such tranche (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment or reduction of capital in respect of such Trancheable Redeemable Preference Share (the "Trancheable Redeemable Preference Amount").

  (iv) Voting

          Holders of Trancheable Redeemable Preference Shares of any designated tranche are not entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of eircom Group.

  (v) Redemption

          The redemption rights attaching to each designated tranche of Trancheable Redeemable Preference Shares are as follows:

  (A)
  eircom Group is required to redeem some or all of the Trancheable Redeemable Preference Shares of a designated tranche which at any time have been appropriated to the beneficiaries,

    provided that the applicable Release Date (as defined in the ESOT trust deed and/or the eircom Approved Profit Sharing Scheme Trust Deed ("APSS")) has passed, and eircom Group has received notice, in accordance with the articles, from the holder of the Trancheable Redeemable Preference Shares of that designated tranche.

  (B)
  The holders of any Trancheable Redeemable Preference Shares of a designated tranche have the option to redeem those Trancheable Redeemable Preference Shares for which the trustee of the ESOT trust deed has initiated a transfer to the APSS and which transfer has not proceeded either because it has not been applied for or because it has been refused by the relevant Beneficiary, subject to the notice provisions in the articles.

  (C)
  eircom Group has the option to redeem some or all of the Trancheable Redeemable Preference Shares of a designated tranche at any time after 2 November 2013 by giving not less than 10 Business Days nor more than 20 Business Days notice to the holders of the Trancheable Redeemable Preference Shares of that designated tranche.

          In sub-paragraphs (v)(A), (B) and (C), each Trancheable Redeemable Preference Share of a designated tranche shall be redeemed for an amount equal to the Trancheable Redeemable Preference Amount (as defined in sub-paragraph (iii)).

  (vi) Transfer

          The Trancheable Redeemable Preference Shares are freely transferable.

  (e) The rights attaching to Convertible Preference Shares

        The rights attaching to the Convertible Preference Shares are contained in Article 20 of the Articles.

  (i) Dividends and income

          Holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of the holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and in priority to the holders of any other class of share from time to time, including Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares) to a fixed cumulative preferential cash dividend at the rate of 12.25% of the deemed subscription price per annum of each Convertible Preference Share held by them (being €1 per Convertible Preference Share). Such dividends will be paid in arrears at six monthly intervals starting from 29 September 2004. If such dividend is not paid it shall accumulate and, from the date which it is due until the date of actual payment, accrue notional dividend interest at a rate of 12.25% per annum.

  (ii) Capital

          On a distribution of assets of eircom Group among its members on a winding up of eircom Group (or other return of capital other than a redemption or purchase by eircom Group of its own shares) the holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and ranking in priority to the rights of holders of any other class of share from time to time, including Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares) to receive an amount equal to the aggregate amount of any unpaid arrears or accruals of the dividend (including any notional dividend interest that has arisen on unpaid dividends), whether earned or declared or not, calculated up to and including the date of redemption, sale or return of capital or, as the case may be, the date of commencement of winding up, plus the deemed subscription price of that Convertible Preference Share (the "CPS Redemption Amount").

  (iii) Voting

          Holders of Convertible Preference Shares are entitled to receive notice of and to attend and speak at but not to vote (whether on a show of hands or on a poll) at general meetings of eircom Group.

  (iv) Redemption

          The redemption rights attaching to the Convertible Preference Shares are as follows:

  (A)
  eircom Group has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects, specifying as the date for such redemption a date falling no earlier than 14 days after the date of such notice and no later than 30 days thereafter;

  (B)
  eircom Group has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof, unless the holders of Convertible Preference Shares have first notified eircom Group of their election for redemption (see sub-paragraph (iv) (D)) or conversion (see sub-paragraph (v)), at any time on or after 4 November 2013, specifying as the date of such redemption a date falling no earlier than 14 days after the date of such notice and no later than 30 days thereafter;

  (C)
  the holders of Convertible Preference Shares have the option to redeem some or all of the Convertible Preference Shares by notifying eircom Group on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects, specifying the date for such redemption a date falling no earlier than 14 days after the date of such notice and no later than 30 days thereafter;

  (D)
  the holders of Convertible Preference Shares have the option to redeem some or all of the Convertible Preference Shares at any time on or after 2 November 2013 by giving eircom Group notice and specifying as the date of such redemption a date falling no earlier than 14 days after the date of such notice and no later than 30 days thereafter;

          In sub-paragraphs (iv)(A) to (D), each Convertible Preference Share is to be redeemed for an amount equal to the CPS Redemption Amount (as defined in sub-paragraph (ii)).

  (v) Conversion

          The holders of the Convertible Preference Shares have the option to convert, in aggregate, up to 14,416,667 Convertible Preference Shares into Ordinary Shares on the first eleven "Conversion Dates", and to convert 14,416,663 Convertible Preference Shares into Ordinary Shares on the last "Conversion Date" (the first such date being 30 March 2005 and, thereafter, falling at 6 monthly intervals until 29 September 2010 or, if any such date is not a business day, on the business day immediately preceding such date), such conversion to be made on a pro rata basis amongst holders of Convertible Preference Shares.

          The number of Ordinary Shares into which any Convertible Preference Share shall convert is calculated by dividing the CPS Redemption Amount of that Convertible Preference Share by the volume weighted average price of an Ordinary Share on the relevant Conversion Date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate).

          Any conversion of Convertible Preference Shares into Ordinary Shares on a Conversion Date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate) is limited so that no holder of Convertible Preference Shares would (together with persons acting in concert with him, determined as described in sub-paragraph (j)) hold, following conversion, more than a cap of 29.9% of the Ordinary Shares in issue on that date. Furthermore, if on a Conversion Date or a Deferred Conversion Date or on 2 November 2013 the volume weighted average price of the Ordinary Shares on that date falls below 85% of the offer price of €1.55 (the "Floor Price"), no Convertible Preference Shares will convert on that date (the "Floor Price Restriction").

          The Floor Price will be adjusted on the occurrence of various events including:

  (A)
  an alteration to the nominal amount of the Ordinary Shares as a result of a consolidation or subdivision;

  (B)
  an issue of Ordinary Shares to the holders of Ordinary Shares by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve), other than any Ordinary Shares issued in respect of a capitalisation of profits or gains which, if distributed, would not be deemed to be an Extraordinary Capital Distribution (see below);

  (C)
  an issue of Ordinary Shares to the holders of Ordinary Shares as a class by way of rights, options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95% of the market price per Ordinary Share on the day immediately preceding the announcement of the terms of the issue or grant of such Ordinary Shares, options, warrants or other rights;

  (D)
  an issue of any securities (other than Ordinary Shares) to the holders of Ordinary Shares (and not to the holders of any other class of shares from time to time) as a class by way of rights or the grant to the holders of Ordinary Shares as a class by way of rights of any options, warrants or other rights to subscribe for or purchase or otherwise acquire any securities (other than Ordinary Shares); and

  (E)
  if eircom Group and/or the holders of a majority in nominal value of the Convertible Preference Shares so request, on an "Extraordinary Capital Distribution", being any dividend or distribution, whether on a reduction of capital or otherwise or any repayment of capital or purchase of eircom Group's own shares other than:

  (1)
  any redemption or repurchase of any class of share other than Ordinary Shares;

  (2)
  any dividend or other distribution which is declared or paid to the holders of any class of shares (other than Ordinary Shares) in accordance with the terms thereof;

  (3)
  any distributions, repayments or purchases which do not exceed the profits or gains of eircom Group (either on a consolidated or unconsolidated basis) attributable to the Ordinary Shares arising following the Initial Public Offering in March 2004, as calculated by reference to the audited accounts of eircom Group and/or the Group;

  (4)
  any distributions, repayments or purchases in respect of any financial year (not falling within sub-paragraph (3)) in the period to 31 March 2008 which do not exceed by more than 15% the estimated annual dividend for the financial year ending 31 March 2005, as set out in this document;

  (5)
  any distributions, repayments or purchases in respect of any financial year (not falling within sub-paragraph (3)) in the period after 31 March 2008 which do not exceed by more than 5% the average aggregate dividend or distribution provided for in our accounts for the last three preceding periods; or

  (F)
  any other event or circumstances where both eircom Group and the holder of a majority in nominal value of the Convertible Preference Shares agree that it is fair and equitable for an adjustment to be made to the Floor Price;

          and if there is any disagreement as to the adjustment, the relevant adjustment shall in respect of sub-paragraphs (A) to (D), be referred to the auditors of eircom Group and in respect of sub-paragraphs (E) and (F), be referred to an independent investment bank or bank of international repute who will certify the adjustment which in their view is fair and reasonable and, save for manifest or demonstrable error, this adjustment shall be conclusive and binding on all concerned.

          If on a Conversion Date a holder of Convertible Preference Shares is prevented from converting a set number of Convertible Preference Shares into Ordinary Shares, either due to the operation of the Floor Price Restriction or due to the existence of a non-routine close period (i.e. a close period other than routine periods arising as a result of eircom Group's accounting obligations) (but not otherwise), such holder may defer the conversion of that number of Convertible Preference Shares (subject to the 29.9% Cap and subject to the Floor Price Restriction). Any such deferred conversion must take place on one of the six "Deferred Conversion Dates" falling at six month intervals after 29 September 2010. Deferred conversions from more than one Conversion Date may not be aggregated and converted on the same Deferred Conversion Date, so that if there are deferred conversions from more than one Conversion Date they must be converted, in turn, on successive Deferred Conversion Dates. On 2 November 2013, to the extent that any Convertible Preference Shares remain in issue and these shares have been prevented from converting on the correct Deferred Conversion Date due to either the operation of the Floor Price Restriction or the existence of a non-routine close period (as explained above), the holders of such shares shall have the option to convert them into Ordinary Shares (again, subject to the 29.9% Cap and the Floor Price Restriction). If, at any time after 2 November 2013, such option is not exercised and the holders of Convertible Preference Shares have not elected to redeem the Convertible Preference Shares then in issue, eircom Group will have the option to convert or redeem such shares.

  (vi) Transfer

          If on a Conversion Date or on a Deferred Conversion Date a holder of Convertible Preference Shares is prevented from converting a set number of Convertible Preference Shares into Ordinary Shares due to the operation of the Floor Price Restriction, such holder may transfer that number of Convertible Preference Shares to Beneficiaries. If on or after 2 May 2012 there are any Convertible Preference Shares still in issue, the original holder of such shares (being the ESOT) will be entitled at any time to transfer such shares to Beneficiaries. Following a transfer of Convertible Preference Shares to a Beneficiary, the transferee will be entitled and subject to the conversion and redemption rights and restrictions set out in sub-paragraphs (iv) and (v). Beneficiaries will not be entitled to transfer any Convertible Preference Shares they hold without the consent of the board of directors.

  (f) Sterling Deferred Shares

        The rights attaching to the Sterling Deferred Shares are contained in Article 25 of the Articles.

  (i) Dividends and income

          The holders of Sterling Deferred Shares are not entitled to any dividend.

  (ii) Capital

          On a distribution of assets of eircom Group among its members on a winding up of eircom Group (or other return of capital other than a redemption or purchase by eircom Group of its own shares) the holders of the Sterling Deferred Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares, Trancheable Redeemable Preference Shares and Convertible Preference Shares and in priority to the rights of holders of Ordinary Shares and Non-Voting Deferred Shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Sterling Deferred Share.

  (iii) Voting

          The holders of Sterling Deferred Shares will not be entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of eircom Group.

  (iv) Redemption

          Subject to the Act, eircom Group has the option to redeem at any time some or all Sterling Deferred Shares (provided that such shares are credited as fully paid) at a price not exceeding £1 for all of the Sterling Deferred Shares redeemed at any one time without the requirement to give written notice of its intention to do so.

  (g) Non-Voting Deferred Shares

        The rights attaching to the Non-Voting Deferred Shares are contained in Article 24 of the Articles.

  (i) Dividends and income

          The holders of Non-Voting Deferred Shares are not entitled to any dividend.

  (ii) Capital

          On a winding up of eircom Group or other return of capital, the holders of Non-Voting Deferred Shares are entitled to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Non-Voting Deferred Share, only after repayment to the holders of Ordinary Shares of the nominal amount paid up thereon and the payment of €1 million on each Ordinary Share.

  (iii) Voting

          Holders of Non-Voting Deferred Shares are not entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of eircom Group.

  (iv) Redemption

          eircom Group has the option to redeem at any time some or all Non-Voting Deferred Shares in issue (save for any of such Non-Voting Deferred Shares which were created on the conversion of shares which were not created as redeemable shares) at a price not exceeding one cent for all of the Non-Voting Deferred Shares redeemed at any one time without the requirement to give written notice of its intention to do so.

  (v) Transferability

          The Non-Voting Deferred Shares shall not be transferable save that the conversion of Convertible Preference Shares into Non-Voting Deferred Shares shall be deemed to confer irrevocable authority on eircom Group at any time thereafter to appoint any person to execute on behalf of the holders of the Non-Voting Deferred Shares an instrument of transfer in respect thereof and/or an agreement to transfer the same to such person(s) as eircom Group may determine or to purchase or cancel the same in accordance with the Act, in any such case for not more than one cent for all such shares then being transferred, purchased or cancelled, without obtaining the sanction of the holders.

  (h) Directors

  (i) Appointment of directors

          Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than three nor more than 13 in number provided that the number of directors shall include such number of directors as the ESOT are entitled to appoint. Directors may be appointed by eircom Group by ordinary resolution or by the board of directors. A director appointed by the board of directors shall hold office only until the next following annual general meeting and if not re-appointed at such annual general meeting, shall vacate office at its conclusion.

          The ESOT has the right to appoint three directors to the board of directors for so long as it (or its nominee(s)) continues to hold at least 18% of eircom Group's issued Ordinary Shares (which number will decline to two directors where it (or its nominee(s)) holds at least 10% but less than 18% of eircom Group's issued Ordinary Shares and one director where such holding is at least 1% but less than 10% of eircom Group's issued Ordinary Shares). The ESOT also has the right to appoint one of its nominee directors to be the Vice-Chairman for a period of three years from the Initial Public Offering in March 2004 and will have this right thereafter for so long as the ESOT is entitled to appoint not less than two directors to the board of directors. The ESOT also has the right to appoint one of its nominee directors to each of the committees of the board of directors, provided that such appointments will not contravene the Combined Code, the Listing Rules or any other rules or codes of corporate governance which apply to eircom Group or which have been adopted by the board of directors. Accordingly, the ESOT will not be entitled to appoint a nominee to the audit committee or the remuneration committee.

  (ii) Age of directors

          The provisions of the Act with regard to "Age limit for directors" shall not apply to eircom Group but where the board of directors convenes any general meeting of eircom Group at which (to the knowledge of the board of directors) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board of directors shall give notice of his age in years in the notice convening the meeting.

  (iii) No share qualification

          A director shall not be required to hold any shares in the capital of eircom Group by way of qualification.

  (iv) Retirement of directors by rotation

          At every annual general meeting of eircom Group, as nearly as possible one-third of the directors, but at least one, will retire by rotation. The directors to retire will be those who wish to retire and not be reappointed to office and then those who have been longest in office. Any director who has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment shall retire at the annual general meeting. As between those who were appointed or re-appointed on the same day, those to retire will be (unless they otherwise agree) determined by lot. A retiring director shall be eligible for re-election.

  (v) Remuneration of directors

  (A)
  The emoluments of any director holding executive office for his services as such shall be determined by the board of directors, and may be of any description.

  (B)
  The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of the articles) shall not exceed in aggregate €1.5 million per annum or such higher amount as eircom Group may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board of directors. In addition, any director who does not hold executive office and who performs services, which in the opinion of the board of directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the board of directors may determine.

  (C)
  In addition to any remuneration to which the directors are entitled under the articles, they may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the board of directors or committees of the board of directors, general meetings or separate meetings of the holders of any class of shares or of debentures of eircom Group or otherwise in connection with the discharge of their duties.

  (D)
  The board of directors may provide benefits, whether by the payment of gratuities or pensions, insurance or otherwise, for any past or present director or employee of eircom Group or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

  (E)
  For the Combined Code's recommendations on director remuneration, see Item 6 "Directors, Senior Management and Employees".

  (vi) Permitted interests of directors

          Subject to the provisions of the Act, and provided that he has disclosed to the board of directors the nature and extent of any material interest of his, a director notwithstanding his office:

  (A)
  may be a party to, or otherwise interested in, any transaction or arrangement with eircom Group or in which eircom Group is otherwise interested;

  (B)
  may act by himself or his firm in a professional capacity for eircom Group (otherwise than as auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

  (C)
  may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by eircom Group or in which eircom Group is otherwise interested; and

  (D)
  shall not, by reason of his office, be accountable to eircom Group for any benefit which he derives from any such office or employment, or from any such transaction or arrangement, or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

          Following the Initial Public Offering, eircom Group is also subject to the additional requirements applicable to transactions with related parties imposed by the Listing Rules of both the UK Listing Authority and the Irish Stock Exchange. This may result in a transaction or arrangement referred to in sub-paragraph (A) requiring, inter alia, shareholder approval.

  (vii) Restrictions on voting

          Except as otherwise provided in the Articles, a director shall not vote at a meeting of the board of directors or a committee of the board of directors on any resolution of the board of directors concerning a matter in which he has an interest which (together with any interest of any person connected with him) is to his knowledge material, unless his interest arises only because the resolution concerns one or more of the following matters:

  (A)
  the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, eircom Group or any of its subsidiary undertakings;

  (B)
  the giving of a guarantee, security or indemnity in respect of a debt or obligation of eircom Group or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

  (C)
  a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of eircom Group or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

  (D)
  a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing 1% or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

  (E)
  a contract, arrangement, transaction or proposal for the benefit of employees of eircom Group or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

  (F)
  a contract, arrangement, transaction or proposal concerning any insurance which eircom Group is empowered to purchase or maintain for, or for the benefit of, any directors or for persons who include directors.

          eircom Group may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

  (viii) Borrowing powers

          The board of directors may exercise all the powers of eircom Group to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of eircom Group or of any third party. There is no requirement on the directors to restrict the borrowings of eircom Group or its subsidiaries.

  (ix) Indemnity of directors

          Subject to the provisions of the Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director of eircom Group shall be indemnified out of the assets of eircom Group against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of eircom Group.

  (i) Untraced shareholders

        eircom Group is entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

  (i)
  during the period of 12 years before the date of the publication of the advertisements referred to in sub-paragraph (ii) below (or, if published on different dates, the first date) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by the articles in respect of the shares in question have remained uncashed;

  (ii)
  eircom Group shall as soon as practicable after expiry of the relevant period have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares;

  (iii)
  during the relevant period and the period of three months following the publication of the advertisements referred to in sub-paragraph (ii) (or, if published on different dates, the first date) eircom Group has received no indication either of the whereabouts or of the existence of such member or person; and

  (iv)
  if the shares are listed, notice has been sent to the relevant listing authority of eircom Group's intention to make such sale before the publication of the advertisements.

        The net proceeds of sale shall belong to eircom Group which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds.

  (j) Takeover protections

  (i) General

          The articles contain certain takeover protections that apply for so long as neither the Irish Takeover Rules nor the City Code apply to eircom Group. These provisions are intended to reflect certain provisions of the Irish Takeover Rules (as if they applied to eircom Group), including an obligation requiring a person (or persons acting in concert) who acquire(s) shares conferring not less than 30% of the voting rights attaching to Ordinary Shares to make a takeover offer for all of the remaining Ordinary Shares in accordance with the Irish Takeover Rules. For details of how the takeover protections afforded to shareholders by the Irish Takeover Rules and the UK City Code on Takeovers and Mergers will not (until, at the earliest, enactment by the United Kingdom of legislation to implement the proposed EU Directive on Takeover Bids) apply to an acquisition of control of eircom Group.

  (ii) Acquisition of securities

          Articles 224 and 225 prevent a person from acquiring securities (including pursuant to an unsolicited takeover offer) of eircom Group or rights over such securities unless the acquisition is consented to by the board of directors or is made in accordance with the applicable provisions of the Irish Takeover Rules, as if the Irish Takeover Rules applied to eircom Group (a "Permitted Acquisition"). In particular, Article 225 prevents a person:

  (A)
  whether by himself, or with persons determined by the board of directors to be acting in concert with him, acquiring securities of eircom Group or rights over such securities which, taken together with securities of eircom Group or rights over such securities held or acquired by persons determined by the board of directors to be acting in concert with him, carry 30% or more of the voting rights attributable to the securities of eircom Group; or

  (B)
  whilst he, together with persons determined by the board of directors to be acting in concert with him, holds not less than 30% but not more than 50% of the voting rights attributable to securities of eircom Group or rights over such securities, acquiring, whether by himself or with persons determined by the board of directors to be acting in concert with him, additional securities of eircom Group or rights over such securities which, taken together with securities of eircom Group or rights held by persons determined by the board of directors to be acting in concert with him, increases his voting rights attributable to securities of eircom Group, unless the acquisition is a Permitted Acquisition.

          For the purposes of Articles 224 and 225, Beneficiaries, directors of the ESOT and directors of eircom Group appointed by the ESOT pursuant to their rights described above, will not, solely as a result of such status, be deemed to be acting in concert with the ESOT provided that there is no other arrangement or understanding which would otherwise require them to be treated as acting in concert with the ESOT.

  (iii) Enforcement

          Where a person acquires securities in breach of Articles 224 or 225, the board of directors may, among other things:

  (A)
  determine that the voting rights attached to securities held by such person(s) as the board of directors may determine to be held in breach of the articles ("Excess Securities") are from a particular time incapable of being exercised from a definite or indefinite period;

  (B)
  determine that some or all of the Excess Securities must be sold; and/or

  (C)
  determine that some or all of the Excess Securities will not carry any right to dividends or other distributions from a particular time for a definite or indefinite period.

          The board of directors has full authority to determine the application of these articles, including all discretion vested in the Irish Panel as if the Irish Takeover Rules applied to eircom Group. Any resolution or determination of, or decision or exercise of discretion or power by, the board of directors acting in good faith under or pursuant to the provisions of these articles shall be final and conclusive and anything done by, or on behalf of, or on the authority of, the board of directors acting in good faith pursuant to the provisions of these articles shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The board of directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with these articles.

  (iv) Recommended offer

          In addition to Articles 224 and 225 (which apply whether or not an offer is recommended by the board of directors), if the board of directors recommends to members any offer made for any securities in eircom Group from time to time, Article 229 requires that the board of directors shall first obtain the undertaking of the offeror(s) to comply with the provisions of the Irish Takeover Rules in the conduct and the execution of such offer (as if the Irish Takeover Rules applied to eircom Group).

B.    MATERIAL CONTRACTS

        The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by eircom Group or any member of the Group within the two years immediately preceding the date of this document which are or may be material or which have been entered into by eircom Group or any member of the Group at any other time and which contain provisions under which eircom Group or any member of the Group has an obligation or entitlement that is material to the Group as at the date of this document.

Underwriting Agreement

        We entered into an underwriting agreement in connection with our Initial Public Offering dated 19 March 2004 with Goldman Sachs International and Morgan Stanley & Co. International Limited as the joint sponsors (the "Joint Sponsors") Morgan Stanley Securities Limited, Goldman Sachs International, Deutsche Bank AG London and Citigroup Global Markets U.K. Equity Limited as joint bookrunners and BNP Paribas, Davy, Goodbody Stockbrokers, Merrill Lynch International and Merrion Stockbrokers Limited as co-lead managers (together, the "Underwriters").

        We and the selling shareholders agreed that the Underwriters could deduct from our respective proceeds from the Initial Public Offering a commission of 3.5% of the amount equal to the offer price of €1.55 multiplied by the aggregate number of our new shares which the Underwriters acquired or procured acquirors for, pursuant to the terms of the underwriting agreement.

        We, our directors, the retiring shareholder nominees (John Hahn, Jonathan Nelson, Paul Salem and Biswajit Subramanian (who were nominees of Providence entities), Ramez Sousou and Niclas Gabran (who were nominees of Soros entities), each being former directors of the Company who resigned on 18 March 2004) and the selling shareholders, inter alia, gave certain indemnities, representations and warranties to the joint sponsors and to the Underwriters. Our liabilities are unlimited as to time and amount, those of our directors and the retiring shareholder nominees are limited as to both time and amount and those of the selling shareholders are limited as to amount.

        We undertook, amongst other things, to each of the Underwriters and the Joint Sponsors that up to and including the date 180 days after the date of Admission of our ordinary shares to the Official List of the Irish Stock Exchange and to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange plc, we would not, without the prior written consent of the Joint Sponsors, issue, offer, pledge, sell, contract to issue, pledge or sell, issue or grant options, rights or warrants in respect of, or otherwise dispose of or transfer, whether or not for consideration, directly or indirectly, (a) any of our ordinary shares (or any legal or beneficial interest therein or right in respect thereof) or (b) any of our securities that are substantially similar to our ordinary shares (or any legal or beneficial interest in such securities or right in respect of such securities), including, without limitation, securities that are convertible into or exchangeable for, or that represent the right (whether conditional or not) to receive, our ordinary shares or any such substantially similar securities, or do anything with the same or substantially the same economic effect as any of the foregoing (including, without limitation, a derivatives transaction), other than (A) as expressly provided for in the underwriting agreement or (B) pursuant to any of the employee share schemes or (C) a disposal of any share by us pursuant to section 162D of the Companies Act 1985 or (D) pursuant to the conversion of any convertible preference shares in issue immediately after Admission to the exchanges.

        Each of the selling shareholders (other than our directors, Hazelview Limited and our senior executives who are selling shareholders, to whom the next paragraph below applies) undertook to each of the Underwriters and the Joint Sponsors that up to and including the date 180 days after the date of Admission to the exchanges, it/he would not, without the prior written consent of the joint sponsors, offer, pledge, sell, contract to pledge or sell, issue or grant options, rights or warrants in respect of, or otherwise dispose of or transfer, whether for consideration or not, directly or indirectly, (a) any of our ordinary shares (or any legal or beneficial interest therein or right in respect thereof) or (b) any of our securities that are substantially similar to our ordinary shares (or any legal or beneficial interest in such securities or right in respect of such securities), including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right (whether conditional or not) to receive, our ordinary shares or any such substantially similar securities, or do anything with the same or substantially the same economic effect as any of the foregoing (including, without limitation, a derivatives transaction), other than (A) as expressly provided in the underwriting agreement or (B) to the extent that such action is in respect of our ordinary shares or other securities acquired by such selling shareholder following Admission to the exchanges or (C) a transfer or disposal of our ordinary shares pursuant to a compromise or arrangement between us and our creditors and/or members or any class of them which is agreed by the creditors and/or members (as the case may be) and sanctioned by the court under sections 425 to 427A of the Companies Act 1985 or (D) a transfer of any of our ordinary shares (or interest in any of our ordinary shares) to any of its affiliates or from an affiliate to another affiliate provided that, prior to any such transfer, the relevant affiliate has entered into an undertaking in writing in favour of the underwriters and the joint sponsors on the same terms as this provision and in a form reasonably satisfactory to the joint sponsors, or (E) the acceptance of a takeover offer (as defined in section 428 of the Companies Act 1985) or the provision of an irrevocable undertaking to accept such an offer.

        Each of our directors, Hazelview Limited, Herb Hribar and Brian Montague undertook to each of the underwriters and the joint sponsors that up to and including 31 December 2004 it/he would not, without the prior written consent of the joint sponsors, offer, pledge, sell, contract to pledge or sell, issue or grant options, rights or warrants in respect of, or otherwise dispose of or transfer, whether for consideration or not, directly or indirectly, (a) any of our ordinary shares (or any legal or beneficial interest therein or right in respect thereof) or (b) any of our securities that are substantially similar to our ordinary shares (or any legal or beneficial interest in such securities or right in respect of such securities), including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right (whether conditional or not) to receive, our ordinary shares or any such substantially similar securities, or do anything with the same or substantially the same economic effect as any of the foregoing (including, without limitation, a derivatives transaction), other than (A) as expressly provided in the underwriting agreement or (B) to the extent that such action is in respect of our ordinary shares or other securities acquired by the director or executive following Admission to the exchanges (other than (a) our ordinary shares acquired by Mr. Scanlon and Mr. Conroy conditional upon Admission and (b) our ordinary shares or other securities acquired following Admission to the exchanges pursuant to any of the employee share schemes or (C) a transfer or disposal of our ordinary shares pursuant to a compromise or arrangement between us and our creditors and/or members or any class of them which is agreed by the creditors and/or members (as the case may be) and sanctioned by the court under sections 425 to 427A of the Companies Act 1985 or (D) a transfer of any of our ordinary shares (or interest in any Ordinary Shares) to any connected persons or, in the case of Herb Hribar, Brian Montague and Hazelview Limited, any person who would be a connected person (as defined in section 346 of the Companies Act 1985) if Herb Hribar or Brian Montague or Hazelview Limited were a director of eircom Group provided that, prior to any such transfer, such person has entered into an undertaking in writing in favour of the underwriters and joint sponsors on the same terms as this provision and in a form reasonably satisfactory to the joint sponsors, or (E) the acceptance of a takeover offer (as defined in section 428 of the Companies Act 1985) or the provision of an irrevocable undertaking to accept such an offer.

        In the case of Messrs Scanlon and Conroy, it was agreed that the arrangements would continue for a further year in respect of 50% of their current respective holdings.

  Additional lock-up arrangements

        In addition to the lock-up arrangements, prior to the Initial Public Offering the ESOT entered into separate lock-up arrangements with the Underwriters. The ESOT lock-up agreement was on substantially the same terms as the Selling Shareholder lock-up agreement described above.

Senior Credit Facility

        Valentia Telecommunications and certain of its affiliates have entered into a secured senior facility agreement dated 18 March 2004, between, amongst others, Valentia Telecommunications, as the original Borrower and original Guarantor, Deutsche Bank AG London, Citigroup Global Markets Limited, Goldman Sachs International and Morgan Stanley Bank as the Mandated Lead Arrangers, the financial institutions named therein as the Original Lenders, and Deutsche Bank AG London as Facility Agent and as Security Agent.

  (a) Structure

        An advance of €1.25 billion has been drawn down by Valentia Telecommunications under the Tranche A term loan facility. The term loan facility was used to refinance certain existing indebtedness of Valentia Telecommunications and its subsidiaries and was also available for use to pay certain fees, costs and expenses associated with the refinancing (including, if necessary, swap termination payments) and the Initial Public Offering. eircom has since acceded to the senior facility agreement as a borrower and a guarantor and Irish Telecommunications Investments Limited has acceded as a guarantor.

        The Tranche B revolving credit facility may be utilised by eircom and other eligible borrowers and provides for revolving advances and the issuance of letters of credit and bank guarantees, in euro, Sterling or U.S. Dollars, in an aggregate amount of up to €150 million. The revolving credit facility is to be used for the working capital needs and other general corporate purposes of Valentia Telecommunications and its subsidiaries and may not be used unless the term loan facility has been or will, on the same date, be fully utilised.

  (b) Interest rates and fees

        Advances under the two facilities bear interest at a rate per annum equal to EURIBOR (in the case of euro advances) and LIBOR (in the case of U.S. Dollar and Sterling advances) plus, where appropriate, any applicable mandatory liquid asset costs (which are the costs of complying with any applicable reserve requirements, including Bank of England, FSA and/or European Central Bank mandatory cost requirements), plus a margin of 1.50% per annum for the first 12 months from the date of the Senior Credit Facility and to be thereafter determined in accordance with a margin adjustment mechanism. The margin adjustment mechanism provides that the margin may be reduced following reductions in Valentia Telecommunications' leverage ratio, as reflected in the financial statements delivered for the previous accounting quarter. The leverage ratio is the ratio of Valentia Telecommunications' consolidated net total borrowings to consolidated adjusted EBITDA.

        In addition to paying agency, fronting and documentary credit fees (as appropriate), Valentia Telecommunications must at designated times procure the payment of a commitment fee computed at the rate of 40% per annum on the then applicable margin on the undrawn, uncancelled amount of each lender's commitment under the term loan facility and the revolving credit facility.

  (c) Guarantees and Security

        The obligations of the obligors under the Senior Credit Facility are guaranteed by Valentia Telecommunications, eircom Limited and Irish Telecommunications Investments Limited and any other guarantors and borrowers from time to time. Valentia Telecommunications may elect any of its subsidiaries to become guarantors under the Senior Credit Facility. The security arrangements for the previous senior credit facilities will be replicated for the Senior Credit Facility. The security arrangements will, if Valentia Telecommunications so requests, be released upon the attainment of a corporate rating for Valentia Telecommunications or eircom Group of "Baa3" (or the equivalent) or higher from Moody's Investor Service, Inc., and a rating of "BBB-" (or the equivalent) from Standard and Poor's Rating Services, which is referred to as the "Designated Rating".

  (d) Covenants

        The Senior Credit Facility contains certain customary negative covenants, which restrict the borrowers and their subsidiaries (subject to certain agreed exceptions and materiality carve outs) from, amongst other things: (i) creating encumbrances over their business, assets or undertaking; (ii) selling, transferring, leasing or otherwise disposing of assets other than in the ordinary course of business without the consent of the majority lenders; (iii) incurring additional debt; (iv) giving guarantees and indemnities; (v) agreeing to restrictions on the ability to move cash intra-group; (vi) substantially changing the general nature of their business; (vii) making acquisitions and investments or entering into joint ventures or mergers; (viii) making loans; (ix) purchasing, redeeming, defeasing or repaying any principal amount in respect of any of the Senior Notes or Senior Subordinated Notes; (x) redeeming, repurchasing, defeasing, retiring or repaying any of their share capitals; (xi) entering into finance or capital leases; (xii) amending constitutional documents and certain provisions contained in the Senior Subordinated Notes and the Senior Notes; (xiii) paying dividends, making intercompany loan payments, transferring assets or making other transfers of value to eircom Funding and eircom Funding (Holdings) Limited; (xiv) expanding the business activities of eircom Funding and eircom Funding (Holdings) Limited beyond that provided in the Senior Credit Facility; (xv) repaying any indebtedness owing to eircom Group; (xvi) requiring repayment of inter-company debt where there are insufficient funds to effect such repayment; (xvii) holding cash which, when aggregated with all other amounts so held by Valentia Telecommunications' subsidiaries (excluding obligors) exceeds €15,000,000, which amount does not apply to cash held by the obligors (this covenant will fall away if the Designated Rating is attained); and (xviii) making distributions to eircom Group.

        In addition, the Senior Credit Facility require Valentia Telecommunications and its consolidated subsidiaries to maintain specified financial ratios: (i) for consolidated net total borrowings to consolidated adjusted EBITDA of 4.00 : 1 for 30 June 2004 and progressing in a non-linear manner to 3.25 : 1 for 31 December 2008, (ii) for consolidated adjusted EBITDA to consolidated net interest payable of 3.25 : 1 for 30 June 2004 and progressing in a non-linear manner to 4.25 : 1 for 31 December 2008, and (iii) senior borrowings to consolidated adjusted EBITDA of 3.50 : 1 for 30 June 2004 and progressing in a non-linear manner to 2.75 : 1 for 31 December 2008. The Senior Credit Facility also require Valentia Telecommunications to ensure that guarantors constitute at least 80% of total net assets, turnover, and consolidated adjusted EBITDA of Valentia Telecommunications and its subsidiaries (excluding eircom Funding, eircom Funding (Holdings) Limited, Lercie Limited and the ESOT).

        The Senior Credit Facility also require the borrower to observe certain customary covenants, including, but not limited to, covenants relating to: (i) compliance with laws, including environmental laws, and licences, (ii) hedging arrangements, (iii) intellectual property, (iv) maintenance of licences, authorisations and consents, (v) pension schemes, (vi) provision of and access to financial information, (vii) pari passu ranking of obligations, (viii) insurance, (ix) notification of default; and (x) ownership of the obligors.

        As required by the terms of the Senior Credit Facility and as envisaged by the amended indentures for the Senior Notes and the Senior Subordinated Notes, substantially all of the net proceeds from the Initial Public Offering and the issuance of ordinary shares to the ESOT simultaneous therewith will be invested in Valentia Telecommunications in the form of new equity, capital contribution or subordinated debt. It is also a requirement under the Senior Credit Facility that an amount equal to at least €200 million of the net proceeds of the Initial Public Offering and the issuance of ordinary shares to the ESOT simultaneous therewith must be contributed to, and used by, Valentia Telecommunications for certain purposes. This requirement will fall away if the Designated Rating is attained.

  (e) Maturity and amortisation

        The term loan facility is to be repaid in semi-annual instalments beginning on the date 24 months after signing the Senior Credit Facility with the last repayment due five years from the date of signing of the Senior Credit Facility. The first six payments are to be in equal amounts which in aggregate equal 30% of the total amount of the Senior Credit Facility as at the date of signing of the Senior Credit Facility. Tranche B Loans are to be repaid at the end of each interest period and in full five years from the date of signing of the Senior Credit Facility. No amounts repaid by Valentia Telecommunications on the Tranche A facility may be re-borrowed.

  (f) Prepayments

        All Loans under the Senior Credit Facility must be prepaid in full upon the occurrence of certain events, including: (i) discovery that it is unlawful in any jurisdiction for a lender to perform any of its obligations (in respect of that lender's loan only), (ii) (if the majority lenders so require) a change of control of Valentia Telecommunications, or (iii) the sale of all or substantially all of the business or assets of Valentia Telecommunications and its subsidiaries.

        Furthermore, on the issuance of any bonds, notes or debt securities by Valentia Telecommunications or its subsidiaries, the net proceeds shall be applied to pre-pay the Tranche A facility and Tranche B facility to the extent required by the terms of the Senior Credit Facility. Such mandatory prepayment requirement will fall away if the Designated Rating is attained.

        The Borrowers may voluntarily pre-pay amounts outstanding under the Senior Credit Facility, without penalty or premium, with five business days prior written notice, or, subject to minimum amounts and integral multiples, in part. If a prepayment does not take place on an interest payment date, breakage costs (if any) may be payable.

  (g) Events of default

        The Senior Credit Facility contains certain customary events of default (subject to agreed exceptions and grace periods), the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including: (i) non-payment of amounts due under the Senior Credit Facility and certain other agreements entered into in connection with the Senior Credit Facility (together "Finance Documents"); (ii) failure to comply with the financial covenants (described above); (iii) failure to comply with other obligations under the Finance Documents; (iv) material misrepresentation; (v) cross default; (vi) material adverse change; (vii) insolvency; (viii) change in ownership of eircom or an obligor; (ix) material audit qualification in relation to consolidated statutory accounts; (x) invalidity or illegality of any Finance Document; (xi) material litigation or labour dispute; (xii) revocation of material telecommunications licences or regulatory authorisations; and (xiii) cessation of business of an obligor or material subsidiary.

  (h) Hedging arrangements

        Valentia Telecommunications has entered into various interest rate swaps (effective 1 April 2004) so that €500 million of the aggregate principal amount of the term loan facility under the Senior Credit Facility is on a fixed interest rate basis for a period of three years from 1 April 2004.

        eircom Funding has also entered into various currency swaps (effective 7 August 2003). Under the terms of a side letter with the Bank of Ireland, the currency swap in place with the Bank of Ireland must be discharged in full (or some other arrangement must be agreed between eircom Funding and Bank of Ireland) by no later than 29 July 2004.

        Details of all existing interest rate and currency swaps entered into are set out below:

Interest Rate Swaps

	Date	Counterparty	Amount	Maturity years	Fixing period	Contract rate	Annual equivalent	Maturity date
1	1 April 2004	Citibank	€100,000,000	3	Quarterly	2.6325%	2.6586%	1 April 2007
2	1 April 2004	Morgan Stanley	100,000,000	3	Quarterly	2.6350%	2.6612%	1 April 2007
3	1 April 2004	Deutsche Bank	100,000,000	3	Quarterly	2.6350%	2.6612%	1 April 2007
4	1 April 2004	Ulster Bank	100,000,000	3	Quarterly	2.6240%	2.6499%	1 April 2007
5	1 April 2004	Fleet Bank	100,000,000	3	Quarterly	2.6325%	2.6586%	1 April 2007

			€500,000,000

Currency Swaps

	Effective date	Counter- Party	USD Amount	Length years	Payment dates	Initial USD/ euro rate	All-in rate	Initial & final exchange	Termination date
1	7 Aug 2003	Bank of Ireland	40,000,000	10	Semi-annual	1.1131	7.7525%	Yes	15 Aug 2013
2	7 Aug 2003	Fleet Bank	50,000,000	10	Semi-annual	1.1131	7.7825%	Yes	15 Aug 2013
3	7 Aug 2003	Deutsche Bank	65,000,000	10	Semi-annual	1.1131	7.7825%	Yes	15 Aug 2013
4	7 Aug 2003	Ulster Bank	70,000,000	10	Semi-annual	1.1131	7.7625%	Yes	15 Aug 2013
5	7 Aug 2003	Deutsche Bank	25,000,000	10	Semi-annual	1.1131	7.7625%	Yes	15 Aug 2013

Intercreditor Deed

        Valentia Telecommunications entered into an intercreditor deed in connection with the Senior Credit Facility. The Intercreditor Deed is between, amongst others, Valentia Telecommunications, eircom Funding, and certain subsidiaries of Valentia Telecommunications (the "Intercreditor Obligors"); senior creditors; hedging banks; Bayerische Landesbank (the "LC Issuer"); eircom Group; and Deutsche Bank AG London.

        The Intercreditor Deed provides for the conditions upon which certain payments can and cannot be made. The Intercreditor Deed includes provisions which:

  (a)
  give the creditors holding the senior debt, the hedging debt and the debt payable or owing by eircom or Lercie Limited to the LC Issuer under certain reimbursement agreements and facility letters entered into by eircom and Lercie Limited in connection with various letters of credit issued by the LC Issuer (the "LC Debt") (which rank pari passu with one another) priority of payment over the intercompany debt and the shareholder debt, and the intercompany debt priority of payment over any debt owed by Valentia Telecommunications and its subsidiaries under loan arrangements with eircom Group;

  (b)
  prohibit Valentia Telecommunications and certain of its subsidiaries from making and the subordinated creditors from demanding any payments, distributions or set-offs in respect of any of the subordinated debt;

  (c)
  prohibit the Intercreditor Obligors from providing and the subordinated creditors from receiving any financial support in relation to or security interest over any of its assets for any of the subordinated debt, save to the extent that such security interest secures intercompany debt (other than any intercompany debt owed to eircom Funding) and the benefit of any such security interest has been charged or assigned to the secured creditors under the security documents;

  (d)
  prohibit the Intercreditor Obligors and the subordinated creditors from allowing any of the subordinated debt to be evidenced by a negotiable instrument or subordinate any of the subordinated debt to any other indebtedness;

  (e)
  prohibit each Intercreditor Obligor from initiating or supporting any steps with a view to any insolvency, liquidation, reorganisation, administration, examination or dissolution proceedings involving another New Intercreditor Obligor; and

  (f)
  entitle each Intercreditor Obligor to pay in cash or by payment in kind any intercompany debt owed by it to another Intercreditor Obligor or to eircom Funding (excluding payment under the eircom Funding guarantee).

Amended Senior Note Indenture and Senior Subordinated Note Indenture

        On 22 January 2004 and supplementally on 13 February 2004, Valentia Telecommunications and eircom Funding solicited consents from the holders of the Senior Notes and the Senior Subordinated Notes to proposed amendments to the Senior Notes and Senior Subordinated Notes Indentures (the "Indentures") primarily to provide greater flexibility for Valentia Telecommunications to pay dividends or make other payments to eircom Group in order to fund the payment of dividends by eircom Group to the holders of Ordinary Shares, Preference Shares or other shares of eircom Group in the event of an Initial Public Offering of the equity securities of eircom Group. The amendments became effective upon execution of supplemental indentures.

  (a) The amendments

        The covenants relating to restricted payments in each of the Indentures were amended to allow Valentia Telecommunications to pay a dividend or make other payments to eircom Group if Valentia Telecommunications receives at least 85% of the net proceeds from the first qualifying Initial Public Offering and the dividend or other payment paid by Valentia Telecommunications does not exceed Consolidated EBITDA minus the aggregate of (1) the product of €87.50 million and the number of fiscal quarters for which consolidated financial statements of Valentia Telecommunications are available from and including the fiscal quarter in which the first such qualifying Initial Public Offering is completed until the fiscal quarter ending immediately prior to such dividend or other payment and (2) Consolidated Interest Expense. Consolidated EBITDA and consolidated interest expense are calculated for the period from the first day of the fiscal quarter in which the first qualifying Initial Public Offering is completed until the end of the most recent fiscal quarter ending immediately prior to the date of such dividend or other payment for which consolidated financial statements of Valentia Telecommunications are available. To be a "qualifying Initial Public Offering", eircom Group must have raised at least €300 million in gross proceeds in the Initial Public Offering. The directors were satisfied that the Initial Public Offering was a qualifying Initial Public Offering. The amendments set out above replaced in full an existing provision of the Indentures which permitted dividends or other payments in any fiscal year up to 6% of the aggregate gross proceeds received by Valentia Telecommunications following a public offering of its shares or shares in its parent company.

        Under the terms of the amended indentures for the Senior Notes and the Senior Subordinated Notes, Valentia Telecommunications is not permitted to pay a dividend or make another payment to the Group under the new test set out above if the previous Senior Credit Facility have not been repaid and/or refinanced on terms whereby upon the attainment of a corporate rating for Valentia Telecommunications or eircom Group of "Baa3" (or the equivalent) or higher from Moody's Investor Service, Inc. and a rating of "BBB-" (or the equivalent) or higher from Standard and Poor's Rating Services substantially all of the principal amount of indebtedness outstanding thereunder shall be on an unsecured basis. The directors were satisfied that the Senior Credit Facility is on these terms and satisfy this condition.

        The tests currently set out in the indentures, which allow credit for 50% of consolidated net income and deduct 100% of the deficit in consolidated net income for certain periods when calculating the amount of a restricted payment that may be made, will change such that, following the Initial Public Offering, consolidated net income (or deficit in consolidated net income) for any period shall not be taken into account. The test which allows credit for the net proceeds of a public equity offering when calculating the amount of a restricted payment that may be made will remain in effect.

        The exception to the restricted payments covenant currently set out in the Indentures, which permits restricted payments in an aggregate amount not to exceed €75 million changed following the Initial Public Offering such that no payment by Valentia Telecommunications of, or loans, advances, dividends or distributions to any of its parent companies to pay, dividends on any Ordinary Shares or Preference Shares may now be made on the basis of that exception.

        The amendments also amended the Senior Notes and the Senior Subordinated Notes to provide that the issuers of the Senior Notes and the Senior Subordinated Notes are not to be permitted to redeem up to 35% of the original principal amount of the Senior Notes and the Senior Subordinated Notes with the net cash proceeds of the first qualifying Initial Public Offering, as they would otherwise be permitted to do under the previous terms of the Senior Notes and the Senior Subordinated Notes.

  (b) The consent fees

        Valentia Telecommunications or eircom Funding, as the case may be, were obligated to pay to each holder of the Senior Notes or the Senior Subordinated Notes who delivered a valid consent (not subsequently revoked) to the tabulation agent on or prior to the expiration date, a one-time cash payment to each such holder. The consent fee equalled €20.00 per €1,000 principal amount of Senior Notes held by a holder with respect of which a valid consent was delivered (and not revoked), $20.00 per $1,000 principal amount of the dollar denominated Senior Subordinated Notes held by a holder in respect of which a valid consent was delivered (and not revoked) and €20.00 per €1,000 principal amount of the euro denominated Senior Subordinated Notes held by a holder in respect of which a valid consent was delivered (and not revoked). The consent fees were paid upon the completion of the Initial Public Offering. The total consent fees, including the consent solicitation agents fees, were approximately €21 million.

Senior Notes

        Valentia Telecommunications issued €550 million principal amount of 7.25% Senior Notes due 2013, under an indenture dated as of 7 August 2003 amongst Valentia Telecommunications, eircom as the Guarantor and The Bank of New York as the Senior Notes Trustee.

        The Senior Notes are general unsecured obligations of Valentia Telecommunications and mature on 15 August 2013, unless previously redeemed. The Senior Notes bear interest at the rate of 7.25% payable in cash semi-annually in arrears on 15 February and 15 August in each year, commencing 15 February 2004.

        The Senior Notes will be subject to redemption at any time on or after 15 August 2008, at the option of Valentia Telecommunications, in whole or in part, at the redemption prices set forth in the Senior Notes (initially par plus one half the coupon declining to par on or after 15 August 2011). In addition, Valentia Telecommunications may redeem all or, from time to time, a part of the Senior Notes on or prior to 15 August 2008 by paying 100% of the principal amount thereof plus with respect to any Senior Note on any redemption date, the excess of: (1) the present value at such redemption date of (i) 104.25% of the principal amount plus (ii) all required interest payments due on such Senior

Note to and including 15 August 2008 (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Bund Rate at such redemption date plus 50 basis points; over (2) the outstanding principal amount of such Senior Note, and accrued and unpaid interest and additional amounts necessary in order that the net amounts received by the holders of the Senior Notes in respect of payments on the notes, after certain withholdings or deductions required by law on account of any present or future taxes, duties, assessments or governmental charges of whatever nature, equal the amounts which would have been received in respect of such payments on the Senior Notes in the absence of such withholdings or deductions, if any, to the date of redemption.

        Further, before 15 August 2006, Valentia Telecommunications may redeem up to 35% of the original aggregate principal amount of the Senior Notes with funds in an aggregate amount not exceeding the net cash proceeds of one or more equity offerings at a redemption price of 107.25% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, if at least 65% of the original principal amount of the Senior Notes redeemed (including the principal amount of any additional Senior Notes) remains outstanding after such redemption. The Group waived this provision in respect of the net cash proceeds of the first qualifying Initial Public Offering as part of the bond consent solicitation.

        Valentia Telecommunications may redeem for tax reasons the Senior Notes in whole, but not in part, at any time, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest and additional amounts, if any, to the date fixed for redemption.

        Unless previously called for redemption, if a change of control shall occur at any time, then each holder of Senior Notes shall have the right to require Valentia Telecommunications to purchase all of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount of the Senior Notes plus accrued and unpaid interest and additional amounts, if any, to the date of purchase. If the Senior Notes achieve investment grade status, the change of control redemption will cease to be applicable. The Initial Public Offering did not give rise to a change of control for these purposes.

        The indenture contains certain covenants which, amongst other things, restrict Valentia Telecommunications' and any restricted subsidiaries' ability to:

  (a)
  incur additional indebtedness, except, amongst other exceptions:

  (i)
  Valentia Telecommunications, eircom, eircom Funding and the Guarantors may incur indebtedness if (x) the consolidated leverage ratio is less than 5.00 to 1.00 and (y) in the case only of an incurrence of senior debt, the consolidated senior leverage ratio for the Issuer and the restricted subsidiaries is less than 3.50 to 1.00; and

  (ii)
  indebtedness excludes indebtedness pursuant to certain credit facilities, certain indebtedness between the Issuer and the restricted subsidiaries, and indebtedness to the extent it does not exceed the greater of €100 million and 2.5% of total assets;

  (b)
  issue certain guarantees;

  (c)
  pay dividends or make distributions, excluding among others, cash dividends on ESOT preference shares up to €3.5 million per annum, in respect of Valentia Telecommunications' capital stock or make certain other investments or restricted payments;

  (d)
  purchase, redeem, retire or otherwise acquire for value any capital stock or subordinated debt;

  (e)
  make any restricted investment in any person;

  (f)
  create, incur or suffer to exist any lien upon any of its property or assets;

  (g)
  create consensual encumbrances or restrictions on the ability of restricted subsidiaries to pay dividends, pay indebtedness and make certain other payments and transfer of assets to Valentia Telecommunications and the other restricted subsidiaries;

  (h)
  sell, lease, transfer, issue or otherwise dispose of shares of capital stock of a subsidiary, property or other assets;

  (i)
  directly or indirectly, enter into or conduct any transaction with any affiliate; or

  (j)
  engage in any business unrelated to the businesses of Valentia Telecommunications and its subsidiaries on the issue date.

        A restricted security, as defined in the indenture, is any subsidiary of eircom Funding or eircom Group, as applicable, other than an unrestricted subsidiary. The board of directors may designate any subsidiary to be an unrestricted subsidiary only if, among other requirements, such subsidiary or any of its subsidiaries does not own any capital stock or indebtedness of or have any investment in, or own or hold any lien on any property of, any other subsidiary of eircom Funding or eircom Group which is not a subsidiary of the subsidiary to be so designated or otherwise an unrestricted subsidiary).

        In addition, the indenture limits Valentia Telecommunications' and eircom's ability to consolidate, merge or sell all or substantially all of their assets. The indenture also includes a tax gross-up.

        If, at any time after the issue date, the Senior Notes achieve investment grade status, then the covenants in the indenture described under sub-paragraphs (a), (b), (c), (d), (e), (g), (h) and (i) above, as well as part of the covenant limiting the ability to consolidate, merge or sell all or substantially all of Valentia Telecommunications' and eircom's assets, will cease to be effective.

        The indenture also contains certain events of default, including:

  (a)
  non-payment of amounts due under the Senior Notes;

  (b)
  failure to repurchase or redeem the Senior Notes in accordance with the terms of the indenture;

  (c)
  failure to comply with provisions relating to a consolidation, merger or sale of all or substantially all of Valentia Telecommunications' or eircom's assets;

  (d)
  breach of covenants or other agreements contained in the indenture;

  (e)
  cross-defaults or cross-accelerations of at least €25 million by Valentia Telecommunications or its significant restricted subsidiaries;

  (f)
  certain events of bankruptcy and insolvency;

  (g)
  certain judgement awards in excess of €25 million against Valentia Telecommunications or its significant subsidiaries; and

  (h)
  cessation of any note guarantee to be in full force.

        Upon the occurrence of an event of default, the Senior Notes Trustee under the indenture or the holders of 25% of outstanding Senior Notes, may declare the Senior Notes immediately due and payable at 100% of the principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of declaration.

        Valentia Telecommunications as Issuer entered into a euro senior deposit and custody agreement with, among others, The Bank of New York as Book-entry Depositary dated as of 7 August 2003 which, among other things, regulates the deposit and custody of the Senior Notes, and the transfers of the book-entry interests in respect thereof.

Senior Subordinated Notes

        eircom Funding has issued €285 million principal amount of 8.25% Senior Subordinated Notes due 2013, and $250 million principal amount of 8.25% Senior Subordinated Notes due 2013, collectively the Senior Subordinated Notes, under an indenture dated as of 7 August 2003 amongst eircom Funding, Valentia Telecommunications and eircom (as well as eircom Group on a subordinated basis) as the Guarantors and The Bank of New York as the Senior Subordinated Notes Trustee.

        The Senior Subordinated Notes are general unsecured obligations of eircom Funding and mature on 15 August 2013, unless previously redeemed. The Senior Subordinated Notes bear interest at the rate of 8.25% payable in cash semi-annually in arrears on 15 February and 15 August in each year, commencing 15 February 2004.

        The Senior Subordinated Notes will be subject to redemption at any time on or after 15 August 2008, at the option of eircom Funding, in whole or in part, at the redemption prices set forth in the Senior Subordinated Notes (initially par plus one half the coupon declining to par on or after 15 August 2011). In addition, eircom Funding may redeem all or, from time to time, a part of any series of Senior Subordinated Notes prior to 15 August 2008 by paying 100% of the principal amount thereof plus with respect to any Senior Subordinated Note on any redemption date, the excess of: (1) the present value at such redemption date of (i) 104.25% of the principal amount plus (ii) all required interest payments due on such Senior Subordinated Note to and including 15 August 2008 (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the treasury rate at such redemption date plus 50 basis points; over (2) the outstanding principal amount of such Senior Subordinated Note, and accrued and unpaid interest and additional amounts necessary in order that the net amounts received by the holders of the Senior Subordinated Notes, in respect of payments on the notes, after certain withholdings or deductions required by law on account of any present or future taxes, duties, assessments or governmental charges of whatever nature, equal the amounts which would have been received in respect of such payments on the Senior Subordinated Notes in the absence of such withholdings or deductions, if any, to the date of redemption.

        Further, before 15 August 2006, eircom Funding may redeem up to 35% of the original aggregate principal amount of the Senior Subordinated Notes with funds in an aggregate amount not exceeding the net cash proceeds of one or more equity offerings at a redemption price of 108.25% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, if at least 65% of the original aggregate principal amount of such series remains outstanding after such redemption. eircom Group waived this provision in respect of the net cash proceeds of the first qualifying Initial Public Offering as part of the bond consent solicitation.

        eircom Funding may redeem for tax reasons any series of Senior Subordinated Notes in whole as to such series, but not in part, at any time, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed for redemption.

        Unless previously called for redemption, if a change of control (as defined in the indenture) shall occur at any time, then each holder of Senior Subordinated Notes shall have the right to require eircom Funding to purchase all of such holder's Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount of the Senior Subordinated Notes plus accrued and unpaid interest and additional amounts, if any, to the date of purchase. If the Senior Subordinated Notes achieve investment grade status, the change of control redemption will cease to be applicable. The Initial Public Offering did not give rise to a change of control for these purposes.

        The indenture contains certain covenants which, amongst other things, restrict Valentia Telecommunications' ability and the restricted subsidiaries' ability to:

  (a)
  incur additional indebtedness, except if, amongst other exceptions:

  (i)
  Valentia Telecommunications, eircom, eircom Funding and the Guarantors may incur indebtedness if (a) the consolidated leverage ratio for Valentia Telecommunications and its restricted subsidiaries is less than 5.00 to 1.00 and (b) in the case only of an incurrence of senior debt, the consolidated senior leverage ratio for Valentia Telecommunications and the restricted subsidiaries, is less than 3.50 to 1.00; and

  (ii)
  indebtedness excludes indebtedness pursuant to certain credit facilities, certain indebtedness between Valentia Telecommunications and the restricted subsidiaries and indebtedness to the extent it does not exceed the greater of €100 million and 2.5% of total assets;

  (b)
  issue certain guarantees;

  (c)
  pay dividends or make distributions excluding among others cash dividends on ESOT preference shares up to €3.5 million per annum in respect of Valentia Telecommunications' capital stock or make certain other investments or restricted payments (see above for information about the recent amendments to this restriction);

  (d)
  purchase, redeem, retire or otherwise acquire for value any capital stock or subordinated debt;

  (e)
  make any restricted investment in any person;

  (f)
  create, incur or suffer to exist any lien upon any of its property or assets;

  (g)
  create consensual encumbrances or restrictions on the ability of restricted subsidiaries to pay dividends, pay indebtedness and make certain other payments and transfer of assets to Valentia Telecommunications and the other restricted subsidiaries;

  (h)
  sell, lease, transfer, issue or otherwise dispose of shares of capital stock of a subsidiary, property or other assets;

  (i)
  directly or indirectly, enter into or conduct any transaction with any affiliate;

  (j)
  engage in any business unrelated to the businesses of Valentia Telecommunications and its subsidiaries on the issue date; or

  (k)
  incur any indebtedness of Valentia Telecommunications or a Guarantor if such indebtedness is expressly subordinate in right of payment to any senior indebtedness unless such indebtedness is pari passu in right of payment with or is subordinate in right of payment to the note guarantee of the Senior Subordinated Notes.

        A restricted security, as defined in the indenture, is any subsidiary of eircom Funding or eircom Group, as applicable, other than an unrestricted subsidiary. The board of directors may designate any subsidiary to be an unrestricted subsidiary only if, among other requirements, such subsidiary or any of its subsidiaries does not own any capital stock or indebtedness of or have any investment in, or own or hold any lien on any property of, any other subsidiary of eircom Funding or eircom Group which is not a subsidiary of the subsidiary to be so designated or otherwise an unrestricted subsidiary).

        In addition, the indenture limits Valentia Telecommunications' and eircom's ability to consolidate, merge or sell all or substantially all of their assets. The indenture also includes a tax gross-up.

        If, at any time after the issue date, the Senior Subordinated Notes achieve investment grade status, then the covenants in the indenture described under sub-paragraphs (a), (b), (c), (d), (e), (g), (h), (i) and (k) above, as well as part of the covenant limiting the ability to consolidate, merge or sell all or substantially all of Valentia Telecommunications' and eircom's assets, will cease to be effective.

        The indenture also contains certain events of default, including:

  (a)
  non-payment of amounts due under the Senior Subordinated Notes;

  (b)
  failure to repurchase or redeem the Senior Subordinated Notes in accordance with the terms of the indenture;

  (c)
  failure to comply with provisions relating to a consolidation, merger or sale of all or substantially all of Valentia Telecommunications' or eircom's assets;

  (d)
  breach of covenants or other agreements contained in the indenture;

  (e)
  cross-defaults or cross-accelerations of at least €25 million by Valentia Telecommunications or its restricted subsidiaries;

  (f)
  certain events of bankruptcy and insolvency;

  (g)
  certain judgement awards in excess of €25 million against the Issuer or Valentia Telecommunications or its significant subsidiaries; and

  (h)
  cessation of any note guarantee to be in full force.

        Upon the occurrence of an event of default, the Senior Subordinated Notes Trustee under the indenture or the holders of 25% of outstanding Senior Subordinated Notes may declare the Senior Subordinated Notes immediately due and payable at 100% of the principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of declaration.

        eircom Funding as Issuer entered into a euro senior subordinated deposit and custody agreement and a dollar senior subordinated deposit and custody agreement, each with, among others, The Bank of New York as Book-entry Depositary and dated as of 7 August 2003 each of which, among other things, regulates the deposit and custody of the Senior Subordinated euro Notes and the Senior Subordinated Dollar Notes, respectively, and the transfers of the book-entry interests in respect thereof.

C.    TAXATION CONSIDERATIONS

United States Taxation

        The following is a general discussion based on present law of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Senior Notes or Senior Subordinated Notes ("Notes"). This summary applies only to a beneficial owner of a Note who acquired the Note at the initial offering and for the original offering price thereof, and who holds the Notes as capital assets and uses the dollar as their functional currency. This discussion is for general information only and does not address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, partnerships, other pass-through entities, persons who hold their Notes as part of a straddle, hedge, conversion transaction or other integrated investment and persons liable for the alternative minimum tax). This discussion does not address the tax treatment of persons that will hold the Notes in connection with an Irish or UK permanent establishment. This discussion does not address the U.S. federal estate and gift tax, U.S. state and local or non-U.S. tax considerations relating to the purchase, ownership and disposition of the Notes.

        Except as otherwise described herein, this discussion applies only to a person who is a "U.S. Holder". "U.S. Holder" means a holder that is the beneficial owner of a Note and that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organised in or under the laws of the United States or of any State or political subdivision thereof or therein, including the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

  •
  a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

        If a partnership holds the Notes, the tax treatment of a partner will depend upon the application of special rules that apply to partnerships under the U.S. federal income tax laws, the status of the partner and the activities of the partnership. If you are a partner or a partnership holding the Notes, we urge you to consult your tax advisers.

        WE URGE HOLDERS OF NOTES TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS FOR THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY U.S. FEDERAL, STATE, OR LOCAL TAX LAWS, OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Taxation of Interest and Additional Amounts

        Subject to the discussion below under "Contingent Payment Debt Instruments", in general, interest and additional amounts (without reduction for applicable withholding taxes) paid or payable on a Note or with respect to a guarantee is taxable to a U.S. Holder as ordinary interest income as received or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

Contingent Payment Debt Instruments

        At the time we issued the Notes, there was a possibility that we would have been obliged to pay additional interest if the exchange offer registration statement were not filed or declared effective within the applicable time periods (or certain other actions were not taken). At the time we issued the Notes, we took the position that the possibility of the exchange offer registration statement not being filed or declared effective within the applicable time periods was remote. As a result, we took the position that the Notes were not contingent payment debt instruments issued with original issue discount. We continue to believe that the Notes are not contingent payment debt instruments. Our determination is binding on all holders except a holder that discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which a Note was acquired.

Interest on Euro-Denominated Notes

        Special rules apply to interest on Notes that are denominated in euro. A cash method U.S. Holder must include in income the dollar value of each interest payment in respect of a euro-denominated Note based on the spot rate in effect on the date the interest payment is received, regardless of whether the payment in fact is converted to dollars. In the case of an accrual method U.S. Holder, the amount of any interest income accrued in respect of euro-denominated Notes during any accrual period generally will be determined by translating the accrued interest into dollars at the average exchange rate applicable to the accrual period (or, with respect to an accrual period that spans two taxable years, at the average exchange rate for the partial period within the relevant taxable year). An accrual method U.S. Holder will recognise exchange gain or loss with respect to any accrued interest income in respect of euro-denominated Notes on the date that payment in respect of the interest income is received in an amount equal to the difference between (1) the dollar value of the payment, based on the spot rate in effect on the date the payment is received, and (2) the amount of interest income accrued in respect of the payment. Any exchange gain or loss generally will be treated as ordinary income or loss. Notwithstanding the rule regarding the translation of accrued interest income described above, an accrual method U.S. Holder may elect to translate accrued interest income using the spot rate in effect on the last day of the accrual period (or, with respect to an accrual period that spans two taxable years, using the spot rate in effect on the last day of the relevant taxable year). If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. Holder may translate accrued interest using the spot rate in effect on the date of receipt. The above election will apply to all other debt obligations held by the U.S. Holder and may not be changed without the consent of the U.S. Internal Revenue Service. We urge U.S. Holders to consult with their tax advisers before making the above election.

Foreign Tax Credit

        A U.S. Holder may, subject to certain limitations, be eligible to claim a credit or deduction in respect of any taxes that are withheld at the appropriate rate from payments on the Notes for purposes of computing its U.S. federal income tax liability. The rules relating to foreign tax credits are complex and we urge U.S. Holders to consult their own tax advisers with regard to the availability of foreign tax credits and the application of the foreign tax credit rules to their particular situation. Interest income attributable to the Notes generally will be treated as "passive income" or, in the case of certain U.S. Holders, "financial services income", in either case from sources outside the United States. Any foreign currency exchange gain or loss attributable to the Notes generally will be treated as realised from U.S. sources.

Sale, Exchange or Retirement of the Notes

        Upon the sale, exchange, redemption, retirement at maturity or other taxable disposition of a Note, a U.S. Holder generally will recognise taxable gain or loss equal to the difference between the amount of cash and the fair market value of all other property received on the disposition (except to the extent the cash or property is attributable to accrued and unpaid interest, which is taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the Note.

        Any gain or loss that a U.S. Holder recognises upon the sale, exchange, redemption, retirement or other disposition of a Note (other than foreign currency gain or loss in respect of euro-denominated Notes, described below) generally will be U.S. source capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder has held the Note for more than one year. The long-term capital gains of non-corporate U.S. Holders may be taxed at lower rates. Deductions for capital losses are subject to limitations.

        Upon a U.S. Holder's sale, exchange, redemption, retirement or other disposition of a euro-denominated Note, the foreign currency amount realised will be considered to be the payment of accrued but unpaid interest (on which exchange gain or loss may be recognised as described above under "Interest on euro-Denominated Notes") and as a payment of principal. Exchange gain or loss will be separately computed with respect to the payment of principal on the foreign currency amount of the purchase price that is repaid to the extent that the spot rate on the date of retirement or disposition differs from the spot rate on the date such Note was acquired. Exchange gain or loss computed on accrued interest and principal will be recognised, however, only to the extent of total gain or loss on the sale or other disposition of a Note. In general, any such exchange gain or loss will be treated as ordinary income or loss realised from U.S. sources.

        If a U.S. Holder receives any foreign currency in respect of the sale, exchange, redemption, retirement or other disposition of a Note the U.S. Holder generally will be deemed to realise the dollar value of the foreign currency based on the spot rate in effect on the date of the sale or other disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal the dollar value of the issue price of the Note based on the spot rate in effect on the date of purchase.

        With respect to Notes that are traded on an established securities market and held by a U.S. Holder that is a cash method taxpayer, foreign currency paid or received will be translated into dollars at the spot rate in effect on the settlement date of the purchase or sale, respectively. A U.S. Holder that is an accrual method taxpayer may elect the same treatment with respect to the purchase and sale of Notes that are traded on an established securities market. The above election may not be changed without the consent of the U.S. Internal Revenue Service. We urge U.S. Holders to consult with their tax advisers before making the above election.

Additional Foreign Currency Considerations

        Foreign currency that a U.S. Holder receives as interest on, or on the sale, exchange, redemption, retirement or other taxable disposition of a Note, will have a tax basis equal to its dollar value at the time the interest is received or at the time payment in respect of the sale or other disposition is received or accrued. A U.S. Holder will recognise an amount of gain or loss on a sale or other disposition of the foreign currency equal to the difference between (1) the amount of dollars, or the fair market value in dollars of the other currency or property received in the sale or other disposition, and (2) the tax basis of such foreign currency. Any such gain or loss generally will be treated as ordinary income or loss.

        A U.S. Holder that purchases a Note with previously owned foreign currency will recognise gain or loss in an amount equal to the difference, if any, between the U.S. Holder's tax basis in the foreign currency and the dollar value of the Note on the date of purchase. Any such gain or loss generally will be treated as ordinary income or loss.

Reportable Transactions

        U.S. Holders that participate in "reportable transactions" (as defined in applicable Treasury regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. We urge U.S. Holders to consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the ownership or disposition of the Notes, or any related transaction, including, without limitation, the disposition of any non-U.S. currency received as interest or as proceeds from the sale, exchange, retirement or other disposition of the Notes.

Backup Withholding

        In general, payments of principal and interest in respect of, and proceeds from the sale, redemption or other disposition of a Note may be reported to the U.S. Internal Revenue Service unless the holder (i) is a corporation, (ii) provides a properly executed U.S. Internal Revenue Service Form W-8BEN or (iii) otherwise establishes a basis for exemption. Backup withholding of U.S. federal income tax may apply at applicable rates to amounts subject to information reporting if the holder fails to provide a correct taxpayer identification number or, with respect to certain payments, if the U.S. Holder fails to report in full all interest income and the U.S. Internal Revenue Service notifies the payor of the U.S. Holder's under-reporting. A holder can claim a credit against its U.S. federal income tax liability for the amount of any backup withholding tax and a refund of any excess if the holder follows the required procedures.

Irish Taxation

        The following is a summary of the current Irish tax law and practice with regard to holders of the Notes described in this report. It does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to subscribe for, buy, hold, sell, redeem, exchange or dispose of the Notes and does not constitute tax or legal advice. The comments relate only to the position of persons who are the beneficial owners of the Notes and coupons thereon who hold the Notes as an investment and may not apply to certain classes of persons such as dealers in securities. The comments are generally based upon Irish tax law and the Revenue Commissioners of Ireland's practice as of the date hereof, which may be subject to change.

        WE URGE HOLDERS OF NOTES TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS FOR THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY IRISH TAX LAWS OR NON-IRISH TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Withholding Tax on Interest

        Withholding tax will not apply to interest payments made by the Issuers to holders of the Notes to the extent that the Notes are represented by a global Note held in bearer form, are quoted on a recognised stock exchange and carry a right to interest, referred to as "quoted eurobonds", and interest payments are made

  (i)
  by a non-Irish located agent, or

  (ii)
  by or through an Irish located paying agent and:

  •
  an appropriate form of declaration of non-Irish residence is provided to the paying agent by or on behalf of the person who is the beneficial owner of the Notes and who is beneficially entitled to the interest (or, where the provisions of Irish tax legislation deem the interest to be that of some other person, by that person); or

  •
  the Notes, and related coupons are held in a recognised clearing system such as Euroclear, Clearstream or DTC; or

  •
  the Issuer is a qualifying company for the purposes of Section 110 of the Taxes Consolidation Act, 1997, and the interest is paid by the Issuer to a person (1) who is tax resident in a Member State of the European Union under the law of that Member State, or in a territory with which Ireland has a double tax treaty under the law of that territory, (2) is not resident in Ireland, and (3) where the person is a company, it does not have an Irish branch or agency with which the interest is connected; or

  •
  the interest is paid in the ordinary course of business of the Issuer and the holder is an "excluded company". An "excluded company" for these purposes is a company which is tax resident in a Member State of the European Union under the law of that Member State, or in a territory with which Ireland has a double tax treaty under the law of that territory, is not tax resident in Ireland, and does not have an Irish branch or agency with which the interest is connected; or

  •
  the holder is resident in a jurisdiction which has concluded a tax treaty with Ireland which provides that Irish tax shall not be charged on Irish source interest paid to such a resident; and

    •
    the holder is entitled to the benefit of that exemption from Irish tax and has made all the requisite filings with the appropriate authorities to obtain relief under that treaty in advance of any interest payment and the Irish Revenue Commissioners have accordingly authorised the Issuer to pay gross.

        It is anticipated that for so long as the Notes are listed on the Luxembourg Stock Exchange and/or the Irish Stock Exchange and they remain in global bearer form, they will qualify as "quoted eurobonds". It is also anticipated that interest payments on the Notes will be made by the paying agent located outside Ireland. Accordingly, for so long as this is the case, the exemption from withholding tax on "quoted eurobonds" described above may apply to payments of interest on the Notes.

        In all other cases, interest payments may be subject to be made net of withholding tax at the standard rate of income tax (which is currently 20%).

Encashment Tax

        A collection or encashment agent in Ireland obtaining payment of interest whether in Ireland or elsewhere on a Note or realising in Ireland any interest on behalf of a holder of a Note must withhold income tax at the standard rate, which is currently 20%. This obligation does not arise where the person that is the beneficial owner of the Note and entitled to the interest is not resident in Ireland and has made a declaration in the prescribed form and has provided that declaration to the collection or encashment agent and the interest is not deemed under the provisions of Irish tax legislation to be that of some other person. Holders should note that appointment of an Irish collection or encashment agent will (subject to the above) bring them within the charge to Irish encashment tax.

Taxation on Interest

        Interest on the Notes whether paid gross or not, may be subject to Irish income tax or corporation tax, as the case may be. In general, holders that are resident or ordinarily resident in Ireland for tax purposes will be subject to Irish corporation tax or income tax with respect to interest on the Notes.

        Holders that are not resident or ordinarily resident in Ireland for tax purposes may be exempt from Irish taxation in respect of interest on the Notes where:

  •
  the Notes constitute quoted eurobonds and the interest is paid free of withholding tax in the circumstances described above, to a person who is tax resident in a Member State of the European Union under the law of that member state, or in a territory with which Ireland has a double taxation treaty under the terms of that treaty, and is not resident in Ireland (an "excluded person");

  •
  the Issuer is a qualifying company for the purposes of Section 110 of the Taxes Consolidation Act, 1997, and the holder is tax resident in a Member State of the European Union under the law of that Member State, or in a territory with which Ireland has a double tax treaty under the law of that territory, is not resident in Ireland, and the interest is paid out of the assets of the Issuer;

  •
  the interest is paid in the ordinary course of business of the Issuer and the holder is an excluded company as described above; or

  •
  the holder is resident in a double tax treaty country and under the provisions of the relevant treaty with Ireland such person is exempt from Irish income tax on the interest.

        Ireland operates a self-assessment system of tax in respect of income and corporation tax and any person other than an excluded company, excluded person or exempt double tax treaty resident in receipt of Irish source income comes within its scope, including a person who is neither resident nor ordinarily resident.

Capital Gains Tax

        Holders resident or ordinarily resident in Ireland may be subject to Irish capital gains tax on any gain realised on the disposal (including redemptions) of the Notes at the rate of 20% on taxable capital gains, subject to any applicable relief.

        Holders that are neither resident nor ordinarily resident in Ireland will not be subject to Irish capital gains tax on any gain realised on the disposal (including redemptions) of Notes unless the Notes either (1) are or were held for the purposes of a trade or business carried on by the holder in Ireland; or (2) cease to be quoted and derive the greater part of their value from Irish land, minerals or exploration, or exploitation rights.

Stamp Duty

        No Irish stamp duty will be payable on the issue, transfer or exchange of the Notes.

Capital Acquisitions Tax

        A gift or inheritance consisting of any of the Notes will generally be within the charge to Irish capital acquisitions tax if either (1) the disponer or the Donee/Successor in relation to the gift or inheritance is resident or ordinarily resident in Ireland (or in certain circumstances, if the disponer is domiciled in Ireland irrespective of his residence or that of the donee/Successor) on the relevant date or (2) if the Notes are Irish situated property. It is expected that the Notes for so long as they remain in bearer form, would not be Irish situated property unless they are physically located in Ireland or if registered there is a register of such Notes maintained in Ireland.

European Union Savings Tax Directive

        On June 3, 2003 the Council of the European Union, or Ecofin, approved a directive regarding the taxation of interest income. By provisions implementing the directive each EU Member State must require paying agents (within the meaning of the directive) established within its territory to provide to the competent authority of this state details of the payment of interest made to any individual resident in another EU Member State as the beneficial owner of the interest. The competent authority of the EU Member State of the paying agent (within the meaning of the directive) is then required to communicate this information to the competent authority of the EU Member State of which the beneficial owner of the interest is a resident.

        For a transitional period, Austria, Belgium and Luxembourg may opt instead to withhold tax from interest payments within the meaning of the directive at a rate of 15% starting 1 January 2005, of 20% as from January 1, 2008 and 35% as from 1 January 2011. If the application of the provisions of the directive is delayed these dates will be postponed accordingly.

        It had previously been agreed that the member states would apply the respective provisions as from 1 January 2005 provided that (1) Switzerland, Liechtenstein, San Marino, Monaco and Andorra apply from that same date measures equivalent to those contained in the directive, in accordance with agreements entered into by them with the European Community and (2) also all the relevant dependent or associated territories (the Channel Islands, the Isle of Man and the dependent or associated territories in the Caribbean) apply from that same date automatic exchange of information or, during the transitional period described above, apply a withholding tax in the described manner. The Council must adopt a new date for the application of the provisions unless it decides at the latest on 1 July 2004 that the conditions will be met in time. It is understood that no such decision was taken and that therefore a new date for application will need to be adopted. The European commission proposed (10884/04) on 25 June 2004, a draft Council decision concluding that the conditions for the implementation of the directive from 1 January 2005 will not be met and adopting a new implementation date of 1 July 2005 subject again to satisfying the conditions set out above.

        In view of the conditions mentioned before, it is not yet possible to predict with certainty when the directive will ultimately be applicable.

        Holders who are individuals should note that the Issuer will not pay Additional Amounts in respect of any withholding tax imposed as a result of this EU directive. See "Description of the Senior Notes—Withholding Taxes" and "Description of the Senior Subordinated Notes—Withholding Taxes".

Valentia, eircom Funding and eircom Group

        If any of Valentia, eircom Funding and eircom Group cease to be Irish tax resident, that company would be subject to Irish corporation tax on the excess of the value of its chargeable assets (including shares of subsidiaries held by the company) over its tax basis in those assets, in each case determined on the date the company ceases to be Irish resident. Furthermore, in the case of Valentia, interest on its indebtedness would not be deductible for Irish income tax purposes against the taxable income of eircom and the other members of eircom's tax group. If Valentia, eircom Funding or eircom Group was tax resident in the United Kingdom, the income and gains realised by that company generally would be subject to U.K. corporation tax. So long as central management and control of each company, and in the case of eircom Group effective management, takes place in Ireland, however, each company should be regarded as a tax resident of Ireland by both the Irish Revenue and the U.K. Inland Revenue.

        Since the determination of whether the central management and control and effective management of a company takes place in Ireland is a complex determination that depends on all of the relevant facts and circumstances that are applicable to the company from time to time, there can be no assurance that a tax authority will not assert that Valentia, eircom Funding or eircom Group is tax resident outside Ireland. We believe, however, that each of Valentia, eircom Funding and eircom Group will properly be treated as a tax resident of Ireland on the basis that central management and control and, in the case of eircom Group effective management, of each company takes place in Ireland, and we expect that each of Valentia, eircom Funding and eircom Group will conduct its business so that it will continue to be treated as a tax resident of Ireland.

United Kingdom Taxation

        The following is a general description of certain UK tax consequences for a Bondholder who, for UK tax purposes, is neither a UK resident or ordinarily resident person nor a non-UK resident person holding Bonds attributable to a trade, profession or vocation carried on in the UK (in the case of an individual) through a branch or agency or (in the case of a company)) through a permanent establishment relating to the Notes based on current law and practice in the UK. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective holders who may be resident, ordinarily resident or carry on a trade, profession or vocation in the UK, or who may be subject to tax in a jurisdiction other than in the UK or who may be unsure as to their tax position should seek their own professional advice.

Information reporting requirements

        Any Paying Agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual (whether resident in the UK or elsewhere) may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. Interest for this purpose includes any amount to which a person holding a relevant discounted security is entitled on redemption of that security. The UK Inland Revenue may communicate information to the tax authorities of other jurisdictions.

Guarantee Payments by eircom Group

        Although the position is not clear, the better view, based on a consideration of the reported cases, is that a payment by eircom Group in respect of interest owed by eircom Funding under the Subordinated Holdings Guarantee will not be regarded as having a United Kingdom source for United Kingdom tax purposes. On that basis, no requirement to deduct or withhold on account of United Kingdom income tax in respect of such payment would apply to eircom Group or any Paying Agent acting in his capacity as such. The existing case law authority is, however, equivocal and there remains some risk that such payments could be treated as having a United Kingdom source in which case, subject to any relief under an applicable double tax treaty or any applicable exemption, there might be a requirement on such persons to deduct or withhold tax from such payments.

European Union Savings Tax Directive

        Bondholders are specifically referred to the disclosure in respect of the European Union Savings Tax Directive in the section discussing Irish Taxation above.

D.    DOCUMENTS ON DISPLAY

        We have filed this annual report in Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

        We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

    450 Fifth Street N.W.
    Room 1024
    Washington D.C. 20549

        Copies of this material may also be obtained from the Securities and Exchange Commission's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

ITEM 11
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

  Interest rate market risk

        Following the completion of the Initial Public Offering, we have available the Senior Credit Facility of €1.4 billion. Our Senior Credit Facility replaced the previous senior credit facilities of €1.4 billion, of which €1.25 billion had been drawn down. In the financial year ended 31 March 2004, we issued Senior Notes amounting to €550 million and Senior Subordinated Notes amounting to €510 million (€285 million aggregate principal amount of Senior Subordinated Notes and $250 million aggregate principal amount of Senior Subordinated Notes).

        Borrowings under the Senior Credit Facility bear interest at a variable rate. As a result, interest rate changes generally will not affect the market value of this debt but will impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. The Senior Notes and Senior Subordinated Notes are fixed rate debt, the market value of which will change as interest rates change.

        Since Valentia Telecommunications entered into new interest rate swaps following the closing of the Initial Public Offering, €500 million (or approximately 40%) of the €1.25 billion amortising term loan facility under the Senior Credit Facility is covered by interest rate hedging arrangements. Assuming constant variables, including levels of indebtedness, a one percentage point increase in interest rates would have an estimated impact on our pre-tax earnings of approximately €7.5 million in a full year.

  Currency sensitivity

        We conduct our business primarily in Ireland and, therefore, our operating and investing cash flows are substantially denominated in euro. As of 31 March 2004 and 31 March 2003, approximately 100% of our net assets were denominated in euro other than the Senior Subordinated Notes as discussed below. Limited foreign exchange risk arises in relation to some of our capital expenditure, as well as foreign exchange settlements with international third party telecommunications carriers.

        Following completion of the offering of notes, we had $250 million in Senior Subordinated Notes that are denominated in dollars at 31 March 2004. We have hedged all of our payment obligations under the dollar denominated Senior Subordinated Notes into euro, thereby eliminating this foreign currency exposure. As of 31 March 2003, all of our debt was denominated in euro.

  Qualitative information about market risk

        Treasury operating parameters and policies are established under formal authority. Treasury policy covers the areas of funding, currency and interest rate risk, counterparty risk and controls. The risk of counterparty default is controlled by restricting our dealings to entities which satisfy minimum credit rating criteria and by limiting the amount of credit exposure to any one entity. We consider the likelihood of significant counterparty failure to be remote. We use financial instruments, including fixed and variable rate debt and forward foreign exchange contracts, to finance operations for capital spending programmes and for general corporate purposes. Financial instruments, including derivative instruments, are used to hedge exposure to interest rate and foreign currency risks. We do not use derivative instruments for trading purposes.

        We regard interest rate changes as our most significant market risk exposure. We manage this exposure to achieve an appropriate balance of fixed and variable rate funding. This is achieved through the mix of borrowings and the use of interest rate swap agreements. As of 31 March 2004, the proportion of our total borrowings that were at fixed interest rates was 67%, as compared to 54%, as at 31 March 2003. We expect to continue to maintain a minimum of 50% of our underlying debt at fixed interest rates.

        The fair value of our interest rate swap agreements as of 31 March 2004 and 31 March 2003 was €nil and €(41) million. The weighted average interest rate on our total borrowings as of 31 March 2004 was 5.6% compared to 6.5% at 31 March 2003.

        As at 31 March 2004, following completion of the offering of notes, we have $250 million in Senior Subordinated Notes that are denominated in dollars. We have hedged all of our payment obligations under the dollar denominated Senior Subordinated Notes into euro, thereby eliminating this foreign currency exposure. As of 31 March 2003, we had no foreign currency debt.

ITEM 12
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        This item is not applicable.

PART II

ITEM 13
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

        For a description of the modifications of the rights of holders of the senior notes and senior subordinated notes, please refer to Item 10B "Additional Information—Material Contracts—Amended Senior Note Indenture and Senior Subordinated Note Indenture".

ITEM 15
CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Within the 90 days prior to the filing date of this annual report, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive and Finance Director, of the effectiveness and design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive and Finance Director concluded that our disclosure controls and procedures are effective in ensuring that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarised and reported in a timely manner. Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.

        For details of the Audit Committee and the Disclosure Committee, please see Item 6C "Directors, Senior Management and Employees—Corporate Governance and Board Practices".

Change in Internal Controls

        There has been no change in our internal control over financial reporting during our fiscal year ended 31 March 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A
AUDIT COMMITTEE FINANCIAL EXPERT

        The members of our board of directors have determined that Irial Finan is an audit committee financial expert within the meaning of the applicable rules and regulations of the U.S. Securities and Exchange Commission.

ITEM 16B
CODE OF ETHICS

        The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer. We have filed this code of ethics as Exhibit 11.1 to this annual report.

ITEM 16C
PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Audit Fees

        Fees paid to PricewaterhouseCoopers for the audit of the annual consolidated financial statements included in our Annual Report on Form 20-F were €0.930 million for the financial year ended 31 March 2004. Fees paid to PricewaterhouseCoopers for the audit of the annual consolidated financial statements were €0.570 million for the financial year ended 31 March 2003. Details of the aggregate fees billed for each of the last two financial years for professional services rendered by the independent auditors, PricewaterhouseCoopers, for the audit of the Group's annual financial statements are set out in note 5 of the consolidated financial statements of eircom Group contained in "Item 18—Financial Statements".

Other Audit-Related Fees

        Audit related fees paid to PricewaterhouseCoopers were €1.785 million and €4.870 million for the financial years ended 31 March 2003 and 2004 respectively.

Tax Fees

        Fees paid to PricewaterhouseCoopers associated with tax compliance and tax consultation were €0.966 million and €0.144 million for the financial years ended 31 March 2003 and 2004 respectively.

All Other Fees

        Other fees paid to PricewaterhouseCoopers were €1.444 million and €3.958 million in the financial years ended 31 March 2003 and 2004 respectively.

        Details of the aggregate fees billed for each of the last two financial years for professional services rendered by the independent auditors, PricewaterhouseCoopers, for the audit of the Group's annual financial statements are set out in note 5 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements".

        The audit committee's pre-approval policies and procedures are included in Item 6C "Directors, Senior Management and Employees—Corporate Governance and Board Practices—Audit Committee".

ITEM 16D
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not Applicable.

ITEM 16E
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17
FINANCIAL STATEMENTS

        The registrant has responded to Item 18 "Financial Statements" in lieu of this Item.

ITEM 18
FINANCIAL STATEMENTS

        See Item 8 "Financial Information" and our financial statements beginning on page F-1 of this annual report.

ITEM 19
EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of eircom Group plc
1.2
Memorandum and Articles of Association of Valentia Telecommunications (incorporated herein by reference to Exhibit 3.1 to Valentia Telecommunications' Registration Statement on Form F-4 filed on October 29, 2003).
1.3	Memorandum and Articles of Association of eircom Funding (incorporated herein by reference to Exhibit 3.2 to Valentia Telecommunications' Registration Statement on Form F-4 filed on October 29, 2003).
1.4	Memorandum and Articles of Association of eircom Limited (incorporated herein by reference to Exhibit 3.3 to Valentia Telecommunications' Registration Statement on Form F-4 filed on October 29, 2003).
2.1
Senior Registration Rights Agreement, dated as of 7 August 2003, among Valentia Telecommunications, eircom Limited and the initial purchasers relating to the €550,000,000 7.25% Senior Notes due 2013 (incorporated herein by reference to Exhibit 4.1 to Valentia Telecommunications' Registration Statement on Form F-4 filed on October 29, 2003).
2.2
Senior Subordinated Registration Rights Agreement, dated as of 7 August 2003, among eircom Funding, Valentia Telecommunications, eircom Limited and eircom Group plc and the initial purchasers relating to the €285,000,000 8.25% Senior Subordinated Notes due 2013 and $250,000,000 8.25% Senior Subordinated Notes due 2013 (incorporated herein by reference to Exhibit 4.2 to Valentia Telecommunications' Registration Statement on Form F-4 filed on October 29, 2003).
2.3
Supplemental Indenture, dated as of 24 March 2004, among Valentia Telecommunications, eircom Limited and The Bank of New York, as trustee, amending the Senior Indenture, dated as of August 7, 2003, relating to the €550,000,000 7.25% senior notes due 2013 (the Senior Indenture is incorporated herein by reference to Exhibit 4.3 to Valentia Telecommunications' Registration Statement on Form F-4 filed on October 29, 2003).
2.4
Supplemental Indenture, dated as of 24 March 2004 among eircom Funding, Valentia Telecommunications, eircom Limited and eircom Group plc and The Bank of New York, as trustee, amending the Senior Subordinated Indenture, dated as of August 7, 2003, relating to the €285,000,000 8.25% senior subordinated notes due 2013 and $250,000,000 8.25% senior subordinated notes due 2013 (the Senior Subordinated Indenture is incorporated herein by reference to Exhibit 4.4 to Valentia Telecommunications' Registration Statement on Form F-4 filed on October 29, 2003).
2.5
Euro Senior Deposit and Custody Agreement, dated as of 7 August 2003, among Valentia Telecommunications and The Bank of New York (incorporated herein by reference to Exhibit 4.5 to Valentia Telecommunications' Registration Statement on Form F-4 filed on October 29, 2003).
2.6
Euro Senior Subordinated Deposit and Custody Agreement, dated as of 7 August 2003, among eircom Funding and The Bank of New York (incorporated herein by reference to Exhibit 4.6 to Valentia Telecommunications' Registration Statement on Form F-4 filed on October 29, 2003).

2.7
Dollar Senior Subordinated Deposit and Custody Agreement, dated as of 7 August 2003, among eircom Funding and The Bank of New York (incorporated herein by reference to Exhibit 4.7 to Valentia Telecommunications' Registration Statement on Form F-4 filed on October 29, 2003).
4.1
Underwriting Agreement, dated 19 March 2004 with Goldman Sachs International and Morgan Stanley & Co. International Limited as the joint sponsors (the "Joint Sponsors") and Morgan Stanley Securities Limited, Goldman Sachs International, Deutsche Bank AG London and Citigroup Global Markets U.K. Equity Limited as joint bookrunners and BNP Paribas, Davy, Goodbody Stockbrokers, Merrill Lynch International and Merrion Stockbrokers Limited as co-lead managers
4.2
Secured Senior Facility Agreement, dated 18 March 2004, between, amongst others, Valentia Telecommunications as original Borrower and original Guarantor, Deutsche Bank AG London, Citigroup Global Markets Limited, Goldman Sachs International and Morgan Stanley Bank.
4.3
Intercreditor Deed, dated 18 March 2004, between, amongst others, Valentia Telecommunications, eircom Funding, and certain subsidiaries of Valentia Telecommunications; senior creditors; hedging banks; Bayerische Landesbank; eircom Group plc; and Deutsche Bank AG London.
8.1	List of subsidiaries of eircom Group plc.
11.1	Code of Business Conduct and Ethics for eircom Group plc.
12.1	Chief Executive Officer certification, dated 23 July 2004, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Chief Financial Officer certification, dated 23 July 2004, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Chief Executive Officer certification, dated 23 July 2004, pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
12.4	Chief Financial Officer certification, dated 23 July 2004, pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

        The registrant and additional registrants hereby certify that they meet all the requirements for filing on Form 20-F and have duly caused and authorised the undersigned to sign this annual report on its behalf.

Registrant: eircom Group plc
By:	/s/

Name: Dr. Philip Nolan Title: CEO
By:	/s/

Name: Peter E. Lynch Title: CFO
Additional Registrant: eircom Funding
By:	/s/

Name: Dr. Philip Nolan Title: CEO
By:	/s/

Name: Peter E. Lynch Title: CFO
Additional Registrant: Valentia Telecommunications
By:	/s/

Name: Dr. Philip Nolan Title: CEO
By:	/s/

Name: Peter E. Lynch Title: CFO

Additional Registrant: eircom Limited
By:	/s/

Name: Dr. Philip Nolan Title: CEO
By:	/s/

Name: Peter E. Lynch Title: CFO

Date: 23 July 2004

GLOSSARY OF TECHNICAL TERMS

"ADSL" or "Asymmetric Digital Subscriber Line"	a DSL technology that provides for greater downstream transmission of data from the server to the client, compared with the opposite direction
"ADSL bitstream access"
a broadband access product which utilises ADSL in the local loop point of presence and then transports across the network to an ADSL regional point of presence. It allows a voice and an ADSL service to be integrated over the same two-wire copper pair
"Agency re-billing"
effectively enables an operator to bill the end customer for all services delivered over a particular line. A prerequisite for this service is that the end customer must have already taken carrier pre-selection for all call types with the relevant operator
"ARO" or "Access Reference Offer"	a standard form document that sets out details of an offering of new access service to all access seekers
"ATM" or "Asynchronous Transfer Mode"
an international ISDN high-speed, high-volume, packet-switching protocol which supplies bandwidth on demand and divides any signal (voice, date or video) into efficient, manageable packets for ultra-fast switching
"BIP"	Business Internet Protocol
"Broadband"
a descriptive term for evolving digital technologies that provide consumers with a signal-switched facility offering integrated access to voice, high-speed data service, video-demand services and interactive delivery services (typically at speeds greater than 512 kbit/s)
"Business IP+"	a service that allows multi-site customers to build data networks between sites and is carried on a separate network from the public Internet and is therefore secure
"DECT"	digital enhanced cordless technology
"DSL"	digital subscriber line and access technology that allows voice and high-speed data to be sent simultaneously over local exchange service copper facilities
"Eirpac"
Eirpac is a public switched data network supporting X.25 and X.28 protocols and applications. Eirpac is eircom's packet switched data network. It allows users to exchange data directly and securely between computers and terminals
"Frame relay"	frame relay is a high-speed open protocol that is more efficient than packet switching and is particularly suited to data-intensive applications such as connecting local area networks
"FRIACO" or "Flat Rate Internet Access Call Origination"	an un-metered interconnection service that provides capacity from originating customers to the point of connection of an operator
"Gbit/s"	gigabits per second
"GSM"	global system for mobile communications

"PCM" or "pulse-code modulation"	modulation in which a signal is sampled, and the magnitude (with respect to a fixed reference) of each sample is quantised and digitised for transmission over a common transmission medium
"PDH" or "plesiochronous digital hierarchy"	the DS1/DS2/DS3 (digital signal) family of signals which were developed as an asynchronous multiplexed hierarchy for transmission systems
"PSTN" or "public switched telephone network"	a domestic telecommunications network usually accessed by telephones, key telephone systems, private branch exchange trunks and data arrangements. A PSTN line consists of a single access channel
"Rate-adaptive ADSL"	a flexible version of DSL that can be used to reach customers at distances beyond the reach of fixed-rate ADSL on a given line
"Remote access service"	a service that allows the customer to dial into the customer's network via the Internet
"RIO"	Reference Interconnect Offer
"Signalling connect control point"
the roaming signalling service which enables a mobile operator's customers roaming abroad to make and receive calls on the networks of their mobile operator's roaming partners and to enable customers of such roaming partners to make and receive calls when roaming on the mobile operator network in Ireland
"SMS" or "short messaging service"	enables transmissions of alphanumeric messages of up to 160 characters among fixed-line and mobile subscribers and is only available on digital networks
"Switched data services"
services that are used to transfer data between specific points in a network by means of electronic, optical or electromechanical routing of signals, including frame relay, asynchronous transfer mode, and packet switching
"Traffic"	calls or other transmissions being sent and received over a communications network
"Transit services"	conveyance services provided by a network between two points of interconnection. It is a service that links two networks that are not interconnected
"Unbundled local loop"
under the provision of the regulations of the European Parliament and European Council on Unbundled Access to the Local Loop, we are obliged to provide unbundled local access services to other authorised operators and to publish an access reference offer or ARO, which describes the access services it offers. Unbundled local access comprises physical co-location in order to access the unbundled local metallic path or line sharing
"Virtual private network"	a switched network with special services such as abbreviated dialing
"VoIP"	Voice over IP services
"Wi-Fi"	wireless fidelity a high frequency wireless local area network technology
"3G"	third generation mobile

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of eircom Group plc:

        We have audited the accompanying consolidated balance sheets of eircom Group plc and its subsidiaries as of 31 March 2003 and 2004 and the related consolidated statements of income, of cash flows and of changes in shareholders equity for the financial period from 1 April 2001 to 1 November 2001, for the financial period from 2 November 2001 to 31 March 2002, and for the financial years ended 31 March 2003 and 31 March 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eircom Group plc and its subsidiaries at 31 March 2003 and 2004, and the results of their operations and their cash flows for the financial period from 1 April 2001 to 1 November 2001, for the financial period from 2 November 2001 to 31 March 2002, and for the financial years ended 31 March 2003 and 31 March 2004, in conformity with accounting principles generally accepted in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 40 to the consolidated financial statements.

PricewaterhouseCoopers
Dublin, Ireland
23 July 2004

eircom Group plc

Consolidated Profit and Loss Account

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
		(in millions)
Turnover	3,4	€1,068	€699	€1,682	€1,628

Continuing Operations		946	699	1,682	1,628
Discontinued Operations		122	—	—	—

Cost of sales	3	(324)	(214)	(499)	(410)
Gross profit		744	485	1,183	1,218

Operating costs before depreciation, goodwill amortised and operating exceptional charges	3, 5	(481)	(241)	(648)	(632)
Exceptional operating costs	3, 7	(101)	—	(13)	(24)
Depreciation	3, 18	(226)	(188)	(399)	(368)
Exceptional fixed asset impairments	3, 6	(49)	—	—	(38)
Goodwill amortised on subsidiary undertakings	3, 17	(5)	(16)	(38)	(38)

Total Operating Costs	5	(862)	(445)	(1,098)	(1,100)
Group operating (loss)/profit before group share of associated undertakings	3	(118)	40	85	118

Continuing operations		(141)	40	85	118
Discontinued operations		23	—	—	—

Group's share of operating losses of associated undertakings—continuing operations		—	(1)	—	—
Goodwill amortised on associated undertakings	3	(2)	—	—	—
Group Operating (loss)/profit		(120)	39	85	118

Continuing operations	3	(143)	39	85	118
Discontinued operations	3	23	—	—	—

Exceptional gain on the disposal of fixed assets		2	—	2	—
Exceptional gain on the exit of subsidiaries		—	—	1	1
Exceptional provision for exit from certain International and Multi-Media activities	8	(3)	—	—	—
Exceptional costs arising on Demerger of mobile business	9	(59)	—	—	—
Amounts written off financial assets and investments held as current assets	10	(12)	—	—	—
(Loss)/profit on ordinary activities before interest and taxation		(192)	39	88	119
Exceptional interest payable and similar charges	11	—	(54)	—	(51)
Interest payable and similar charges (net)	12	(7)	(52)	(134)	(157)
Loss on ordinary activities before taxation		(199)	(67)	(46)	(89)
Tax credit/(charge) on loss on ordinary activities	13	43	(8)	6	(14)
Loss on ordinary activities after taxation		(156)	(75)	(40)	(103)
Minority interests		(2)	—	—	—
Loss after taxation and minority interest		(158)	(75)	(40)	(103)
Dividend in specie on the Demerger of mobile business	14	(176)	—	—	—
Dividend Paid and Payable (including dividends and other appropriations in respect of non-equity shares)	15	(11)	(12)	(22)	(428)

Loss absorbed for the financial period		€(345)	€(87)	€(62)	€(531)

Earnings per Share		(in euro)
Basic and diluted EPS	16	€(0.29)	€(0.16)	€(0.12)	€(0.24)

The accompanying notes are an integral part of these consolidated financial statements.

eircom Group plc

Consolidated Balance Sheet

		As at
	Notes	31 March 2003	31 March 2004
		(in millions)
Fixed assets
Goodwill	17	€710	€669
Tangible fixed assets	18	2,257	2,140

		2,967	2,809

Current assets
Stocks	19	10	10
Debtors: amounts falling due within one year	20	361	307
Debtors: amounts falling due after more than one year	20	192	177
Restricted cash at bank and in hand	21	—	70
Cash at bank and in hand		440	352

		1,003	916

Creditors: Amounts falling due within one year	22	(783)	(661)

Net current assets		220	255

Total assets less current liabilities		3,187	3,064

Creditors: amounts falling due after more than one year:
Loans and other debt	22	(2,125)	(2,263)
Provisions for liabilities and charges	25	(293)	(242)
Capital grants	26	(12)	(10)

		(2,430)	(2,515)

Net assets		€757	€549

Capital and reserves
Called up share capital
Equity Share Capital	27	€108	€74
Non-Equity Share Capital	27	252	122
Reserves
Share Premium Account	28	539	247
Revaluation Reserves	28	7	91
Capital Redemption Reserve	28	—	33
Merger Reserve	28	—	180
Other Reserves	28	—	8
Profit and loss account	28	(149)	(206)

Total Shareholders' funds (including non-equity interests)		€757	€549

Shareholders' funds are split as follows:
Equity shareholders' funds		€505	€306
Non-equity shareholders' funds		252	243

		€757	€549

The accompanying notes are an integral part of these consolidated financial statements.

eircom Group plc

Consolidated Cashflow Statement

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
		(in millions)
Net cash inflow from operating activities	30(a)	€172	€146	€497	€490
Returns on investments and servicing of finance	30(b)	(10)	(97)	(140)	(278)
Taxation refunded/(paid)	30(c)	92	11	4	(14)
Capital expenditure and financial investments	30(d)	(191)	(81)	(239)	(227)
Acquisitions and disposals	30(e)	237	(2,697)	185	(1)
Dividends paid to equity shareholders		—	(66)	—	(400)

Cash inflow/(outflow) before management of liquid resources and financing		300	(2,784)	307	(430)
Financing	30(f)	(130)	3,098	(182)	342

Increase/(decrease) in cash		€170	€314	€125	€(88)

Reconciliation of Net Cash Flow to Decrease /(Increase) in Net Debt

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
		(in millions)
Increase/(decrease) in cash in the financial period		€170	€314	€125	€(88)
Cash outflow/(inflow) from decrease/(increase) in loans and other debt		130	(2,214)	182	(80)
Loans and finance leases acquired with subsidiary undertakings		—	(198)	—	—

Decrease/(increase) in net debt	30(g)	€300	€(2,098)	€307	€(168)

The accompanying notes are an integral part of these consolidated financial statements.

eircom Group plc

Consolidated Statement of Total Recognised Gains and Losses

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
		(in millions)
Loss after taxation and minority interest shareholders		€(158)	€(75)	€(40)	€(103)
Unrealised surplus on revaluation of properties	18	—	—	7	87

Total Recognised losses		€(158)	€(75)	€(33)	€(16)

Note of Group Historical Cost Profits and Losses

        The reported loss on ordinary activities before taxation for the financial period ended 1 November 2001 is €199 million. If adjustments were made to reflect assets carried at valuation, on a historical cost basis, this loss would be decreased by €10 million, to produce a historical cost loss on ordinary activities before taxation of €189 million. The historical cost loss absorbed after taxation and dividends would be €335 million.

        There is no material difference between the loss before taxation and the loss absorbed for the financial period from 2 November 2001 to 31 March 2002 and the financial year ended 31 March 2003, as stated in the Group profit and loss account, and their historical cost equivalents.

        The reported loss on ordinary activities before taxation for the financial year ended 31 March 2004 is €89 million. If adjustments were made to reflect the impact of assets carried at valuation on a historical cost basis, this loss would be decreased by €3 million, to produce a historical cost loss on ordinary activities before taxation of €86 million. The historical cost loss absorbed after taxation and dividends would be €528 million.

The accompanying notes are an integral part of these consolidated financial statements.

eircom Group plc

Reconciliation of Movements in Shareholders' Funds

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
		(in millions)
Loss on ordinary activities after taxation and minority interest		€(158)	€(75)	€(40)	€(103)
Dividend in specie on the Demerger of mobile business	14	(176)	—	—	—
Dividends paid and payable (including dividends and other appropriations in respect of non-equity shares)	15	(11)	(12)	(22)	(428)

Loss absorbed for the financial period		(345)	(87)	(62)	(531)
Share capital issued:
Equity		—	108	—	20
Non-equity		—	252	—	33
Redemption of preference shares		—	—	—	(76)
Other Reserves created in respect of share option schemes		—	—	—	8
Share premium on share capital issued		—	539	—	317
Expenses paid and payable in respect of shares issued		—	—	—	(66)
Revaluation surplus		—	—	7	87

Net (reduction in)/addition to shareholders' funds during the period		(345)	812	(55)	(208)
Shareholders' funds at beginning of period		1,610	—	812	757

Shareholders' funds at end of period		€1,265	€812	€757	€549

Split as follows:
Equity shareholders' funds		€1,265	€560	€505	€306
Non-equity shareholders' funds		—	252	252	243

		€1,265	€812	€757	€549

The accompanying notes are an integral part of these consolidated financial statements.

eircom Group plc

Notes to the Consolidated Financial Statements

1.     Basis of preparation

        On 21 July 2003, eircom Group plc (successor) became the ultimate holding company of the Group, by acquiring the entire issued share capital of Valentia Telecommunications and its subsidiaries in a share for share exchange (the eircom Group Acquisition). This acquisition has been accounted for in accordance with the principles of merger accounting. Under FRS 6 "Acquisitions and Mergers" merger accounting is permitted to be used in the case of a group restructuring provided that the conditions set out in FRS 6 are met, including that merger accounting is not prohibited by the Companies Act. Accordingly, the acquisition of Valentia Telecommunications by eircom Group plc (eircom Group) has been accounted for in accordance with the principles of merger accounting. Valentia Telecommunications re-registered as an unlimited public company on 28 July 2003. On 2 November 2001, Valentia Telecommunications Limited (formerly Invensys Limited), acquired all the share capital of eircom plc ("eircom" or predecessor) ("the Valentia Telecommunications Acquisition"). Prior to this date, Valentia Telecommunications Limited was dormant and had no trading or other activities, eircom re-registered as a private limited company on 23 February 2002, having previously been registered as a public company. Valentia Telecommunications re-registered as an unlimited public company on 28 July 2003.

        These consolidated financial statements have been prepared to show the performance of:

  •
  Successor for the financial period from 2 November 2001 to 31 March 2002; for the financial year ended 31 March 2003; and the financial year ended 31 March 2004; and

  •
  Predecessor for the financial period from 1 April 2001 to 1 November 2001.

        The amounts included in respect of the predecessor period are not directly comparable to the successor period as the successor period financial statements include adjustments to the book value of certain assets and liabilities on acquisition and corresponding increases in related charges included in the profit and loss account as a consequence of the fair value of the assets and liabilities acquired and the amortisation of goodwill arising on acquisition (see note 29 for further information).

        The profit and loss account in respect of the successor period also includes interest charges in respect of additional funds borrowed by the successor to fund the acquisition of eircom over and above the level of borrowings of the predecessor.

        The comparative figures at 31 March 2003, and for the financial year ended 31 March 2003 and for financial period from 2 November 2001 to 31 March 2002 are based on the audited consolidated financial statements of Valentia Telecommunications and its subsidiaries.

        In these consolidated financial statements, the term "Group" is used to refer to eircom Group plc and its subsidiaries for periods subsequent to the acquisition of eircom by Valentia Telecommunications and the predecessor and its subsidiaries for periods prior to the acquisition.

        Certain amounts in prior period consolidated financial statements have been reclassified to conform with the current year's presentation.

2.     Accounting Policies

        The significant accounting policies and estimation techniques adopted by the Group are as follows:

  (a) Basis of Accounting and Reporting Currency

        This consolidated financial statements are prepared under the historical cost convention as modified by the revaluation of certain tangible fixed assets in accordance with the UK Companies Act 1985 and applicable accounting standards in the United Kingdom. The Group financial statements consolidate the financial statements of the Company and its subsidiary undertakings. The subsidiary undertakings' financial years are all co-terminous with those of the Company. A summary of the more important Group accounting policies is set out below.

        The accounting policies have been consistently applied. The Group has adopted FRS 5 "Reporting the Substance of Transactions" Application Note G for Revenue Recognition. The adoption of this Application Note did not have a material impact on the results of the Group.

        The preparation of the financial statements requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts included in the profit and loss account for each financial period.

        Actual results could differ from those estimates. Estimates are used principally when accounting for interconnect revenue, provisions required in respect of doubtful debts, payments to telecommunications operators, depreciation, impairment charges, amortisation of goodwill, pension schemes, provisions for liabilities and charges, including amounts required to settle self insured liabilities, and taxation payable.

        As permitted by paragraph 3 (3) of Schedule 4 of the Companies Act 1985, the directors have adapted the prescribed format of the profit and loss account in a manner appropriate to the nature of the Group's business.

        The consolidated financial statements of the Group are presented in euro denoted by the symbol "€".

  (b) Basis of Consolidation

        The consolidated financial statements of the Group comprise a consolidation of the financial statements of the Company, eircom Group plc, and its subsidiary undertakings.

        During the year, eircom Group plc became the ultimate holding company of the Group, by acquiring the entire issued share capital of Valentia Telecommunications and its subsidiaries in a share for share exchange. This acquisition has been accounted for in accordance with the principles of merger accounting. Under FRS 6 "Acquisitions and Mergers" merger accounting is permitted to be used in the case of a group restructuring provided that the conditions set out in FRS 6 are met, including that merger accounting is not prohibited by the Companies Act. Accordingly, the acquisition of Valentia Telecommunications has been accounted for in accordance with the principles of merger accounting.

        Other acquisitions of companies are accounted for under acquisition accounting rules. Investments in associated undertakings are accounted for using the equity method of accounting. All inter-group transactions are eliminated as part of the consolidation process. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes.

  (c) Goodwill

        Goodwill arising from the purchase of subsidiary undertakings is capitalised and amortised on a straight line basis over its expected useful life. Goodwill represents the excess of the consideration paid for the acquisition of shares in subsidiaries and associated undertakings over the fair value of their separable net assets acquired. The useful lives of goodwill related to acquired businesses have been determined by reference to the years over which the values of the underlying businesses are expected to exceed the values of their identifiable net assets and are presumed not to exceed twenty years. The presumption that the useful life of goodwill is twenty years is considered appropriate based on the useful life of the underlying assets and the nature of the business acquired.

  (d) Revenue Recognition

        Turnover comprises the fair value of consideration received in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Turnover is recognised in the period earned by rendering of services or delivery of products. Turnover includes sales by Group undertakings including the Group's share of its associates' turnover but excludes all intercompany sales.

        Turnover from calls is recognised at the time the call is made over the Group's networks. Turnover from rentals is recognised evenly over the period to which the charges relate. Turnover from installation and connection activities is recognised in the same period as the related costs. Turnover from equipment sold to third parties is recognised at the point of sale. Turnover arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

        Billings for telephone services are made on a monthly or bi-monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

        Commissions paid to agents are recognised on an incurred basis.

        The Group acts as principal in the vast majority of transactions with its customers. Where the Group sells services to customers as a network provider as opposed to service provider, the circumstances of these transactions are reviewed, and the Group believes that it carries all of the risks of the relationship and sale to end customer, and settlement with the service originator are separate and unrelated. Therefore, the Group considers itself the principal in these transactions and accounts for the settlement and revenue recognition as two distinct transactions.

        The Group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from these other operators and to establish appropriate provisions.

  (e) Cost of Sales

        Cost of sales are mainly settlement fees that the Group pays to other authorised operators for traffic that is routed on their networks. Cost of sales also include the cost of equipment sold and commissions paid to agents, including calling card services. Costs are recognised in the same period as the related turnover.

        The Group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment.

Estimates are used in these cases to determine the amount of payments we need to make to these other operators and to establish appropriate provisions.

  (f) Research

        Expenditure on research is written off as incurred.

  (g) Foreign Currencies

        Transactions denominated in foreign currencies are translated into euro at the rate of exchange ruling at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date, or rates of exchange contracted for under various currency management instruments, with the resulting gain or loss being dealt with through the profit and loss account.

        The financial statements of foreign subsidiaries are translated at year end rates for the balance sheet and the weighted average rates for the year for the profit and loss account. Translation gains and losses arising are reported as a movement on reserves. All other differences are taken to the profit and loss account.

  (h) Taxation

        The Company is managed and controlled in the Republic of Ireland and, consequently, is tax resident in Ireland.

        Corporation tax is calculated on the profits of the year as adjusted for Group relief. Tax losses utilised for Group relief are transferred between Group members. Charges for Group relief are determined on a case by case basis.

        Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the consolidated financial statements.

        Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

  (i) Capital Instruments

        The Group enters into transactions in the normal course of business using a variety of financial instruments in order to hedge against exposures to fluctuating exchange and interest rates. Firmly committed transactions and the related receivable, or payable, may be hedged with forward exchange contracts.

        Currency swap agreements and forward exchange contracts are used to cover the Group's foreign currency debt position. These are valued at year-end exchange rates and the resulting gains and losses are offset against gains and losses on the translation of the related debt. The interest element of the contracts is reflected in interest payable and similar charges.

        Interest rate swap agreements are used to reduce the effect of interest rate fluctuations. Interest differentials, arising from these agreements, are accrued and reflected in interest payable and similar charges. Gains or losses arising from interest rate swaps, which are terminated upon the repayment of the related debt, are reflected in interest payable and similar charges.

        All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding. Accrued finance costs attributable to borrowings are included in accrued charges within current liabilities. Accrued issue costs are netted against the carrying value of borrowings.

  (j) Tangible Fixed Assets

        Tangible fixed assets are stated at historical cost or valuation, less accumulated depreciation. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers' premises and includes contractors' charges, materials, labour, and related overheads directly attributable to the cost of construction. Land and buildings are stated at a valuation, the basis of which is depreciated replacement cost or open market value, as appropriate. Depreciated replacement cost is the gross replacement cost of fixed assets less depreciation based on that cost and on the age of the assets.

  Depreciation

        Depreciation is provided on tangible fixed assets (excluding land), on a straight line basis, so as to write off their historical cost or valuation less residual amounts over their estimated economic lives. A full years depreciation is charged to the profit and loss account, on tangible fixed assets (excluding land), in the year the asset becomes available for use. The estimated economic lives assigned to tangible fixed assets are as follows:

	Financial Year Ended 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	Estimated Economic Life (Years)
Asset Class
Buildings	40	40	40
Network Services
Transmission Equipment
Duct	20	20	20
Overhead Cable/Poles	7-8	10-15	10-15
Underground Cable	12-14	14	14
Exchanges
Exchange line Terminations	6	8	8
Core Hardware	3	4	4
Others	3-7	3-7	3-7

        The Group's policy is to review the remaining economic lives of tangible fixed assets on an annual basis and to adjust the depreciation charge to reflect the remaining estimated lives of tangible fixed assets. During the financial year ended 31 March 2003 the review resulted in an adjustment to the asset lives and related depreciation, as outlined in the table above.

        Fully depreciated assets are retained in the cost/valuation of tangible fixed assets and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the consolidated financial statements and the net amount, less proceeds from disposal, is charged or credited to the consolidated profit and loss account.

  Assets in the course of construction

        Assets in the course of construction represent the cost of purchasing, constructing and installing tangible fixed assets ahead of their own productive use. No depreciation is charged on assets in the course of construction.

  (k) Impairment

        The Group undertakes a review for impairment of a tangible or intangible fixed asset if events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realisable value and value in use, the fixed asset is written down to its recoverable amount. The value in use of fixed assets is determined from estimated discounted future net cash flows.

  (l) Capital Grants

        Non-repayable capital grants are accounted for as deferred income, which is amortised to the profit and loss account at the same rate as the related assets are depreciated.

  (m) Leased Assets

        The capital cost of fixed assets acquired under finance leases is included in tangible fixed assets and written off over the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in loans and other debt, while the interest is charged to the profit and loss account over the primary lease term.

        Operating lease rentals are charged to the profit and loss account on a straight line basis over the term of the lease as incurred.

  (n) Stocks

        Stocks comprise consumable items, which may be used in the construction or maintenance of plant and goods held for resale. Stocks are stated at the lower of cost and net realisable value. Cost includes invoice price, import duties and transportation costs. Where necessary, provisions are made for damaged, deteriorated, obsolete and unusable items.

  (o) Debtors

        Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debts. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age of debtor, payment history, previous losses experienced and general economic conditions.

  (p) Pension Costs

        The pension entitlements of employees, arising from their service with the Group, are secured by contributions from the Group and the employees to separately administered superannuation schemes.

        The Group operates funded defined benefit pension schemes, which are independent of the Group's finances, for the majority of its employees. Actuarial valuations of the main scheme are carried out, as determined by the trustees, at intervals of not more than three years. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations.

        The cost of providing pensions is charged against profits over employees' working lives with the Group using the projected unit method. Variations from this regular cost are allocated on a straight-line basis over the average remaining service lives of current employees.

        Additional contributions are made to superannuation schemes in respect of employees who take early retirement. These contributions are based on the advice of a professionally qualified actuary.

        The Group also operates defined contribution pension schemes and the profit and loss account is charged with the contributions payable by the Group. The disclosures required under the transitional arrangements of FRS 17 "Retirement Benefits" are shown in note 34.

  (q) Provisions

        A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the Group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured where material, on a discounted basis.

  (r) Onerous Contracts

        In accordance with the requirements of FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", provision is made against the net cash outflow expected to arise from contracts where the unavoidable costs under the contract exceed the economic benefit expected to be received under the contract.

  (s) eircom Employee Share Ownership Trust ("ESOT")

        The eircom Employee Share Ownership Plan consists of two separate trusts, the eircom Employee Share Ownership Trust ("ESOT") and the eircom Approved Profit Sharing Scheme ("APSS"). eircom ESOT Trustee Limited is the corporate trustee for both trusts. eircom Group plc is the registered holder of all issued shares but does not exercise control over eircom ESOT Trustee Limited or have any beneficial interest in the assets of either the ESOT or the APSS. Consequently, the accounts of the trustee have not been, and are not, consolidated in the consolidated financial statements.

  (t) Share Option Schemes

        Under Urgent Issues Task Force Abstract (UITF) 17, the Company is required to recognise as a charge to the profit and loss account the amount by which the value of shares at the date of granting share options to employees exceeds the value at which employees can exercise the options granted. These costs are normally recognised over the vesting period except where the directors are satisfied that the options have been granted in recognition of past performance. The charge is included in operating costs in the profit and loss account. The charge is notional in that there is no underlying cash flow or other financial liability associated with the charge, nor does it give rise to a reduction in assets or shareholders' funds. In addition there is no impact on distributable profits.

3.     Analysis of Operating (Loss)/Profit from Continuing and Discontinued Operations

	Predecessor
	Financial Period from 1 April 2001 to 1 November 2001
	Continuing Operations	Discontinued Operations	Total
	(in millions)
Turnover	€946	€122	€1,068
Cost of sales	(294)	(30)	(324)

Gross profit	652	92	744

Operating costs before depreciation, goodwill amortised and operating exceptional charges	(433)	(48)	(481)
Exceptional operating costs	(93)	(8)	(101)
Depreciation	(213)	(13)	(226)
Exceptional fixed asset impairments	(49)	—	(49)
Goodwill amortised on subsidiary undertakings	(5)	—	(5)

Total operating costs	(793)	(69)	(862)

Group operating (loss)/profit before group share of associated undertakings	(141)	23	(118)
Goodwill amortised on associated undertakings	(2)	—	(2)

Group operating (loss)/profit	€(143)	€23	€(120)

        The discontinued operations in the financial period from 1 April 2001 to 1 November 2001 relate to the demerger of the mobile telecommunications business (the "Demerger") (see note 14), and Golden Pages.

        There were no material discontinued operations in the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003, or the financial year ended 31 March 2004.

4.     Turnover and Segmental Analysis by Class of Business

        The Group provides communications services, principally in Ireland. The Group is managed on a unitary basis and has no segments.

5.     Operating Costs

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Staff costs
Wages & salaries	€241	€152	€372	€376
Social welfare costs	11	7	15	14
Pension costs (including amortisation)	16	10	41	41

	268	169	428	431
Staff costs capitalised	(23)	(18)	(44)	(54)

Net staff costs included in operating costs	245	151	384	377
Other operating costs	236	90	264	255

	481	241	648	632
Exceptional operating costs (note 7)	101	—	13	24
Depreciation (note 18)	226	188	399	368
Exceptional fixed asset impairments (note 6)	49	—	—	38
Goodwill amortised on subsidiary undertakings (note 17)	5	16	38	38

Total Operating Costs	€862	€445	€1,098	€1,100

  (a) Other operating costs are stated after charging/(crediting):

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in thousands)
Research costs	€780	€273	€154	€50

Hire of plant and machinery	€1,734	€1,178	€2,891	€3,053

Other operating lease rentals	€13,856	€10,128	€22,748	€22,449

Net exchange loss/(gain) on foreign currency borrowings less deposits	€921	€102	€(6,238)	€(1,134)

  (b) Services provided by the Group's auditor and network firms

        During the financial years ending 31 March 2003 and 31 March 2004, the Group obtained the following services from the Group's auditor as detailed below:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Audit services
Statutory audit	€575	€730
Other audit related services (including non-statutory audits, audit work on Annual Report and Form 20-F)	361	2,985
Audit related regulatory reporting	1,421	2,085

	2,357	5,800
Further assurance services	1,444	3,958
Tax advisory services	966	144

	€4,767	€9,902

        Included in the table above are Group audit fees and expenses paid to the Group's auditor of €0.73 million (2003: €0.575 million), of which €0.14 million (2003: €nil million) was paid in respect of the parent company.

        Total fees paid to PricewaterhouseCoopers, Dublin in respect of services (other than the statutory audit) in the year ended 31 March 2004 were €7.85 million (2003: €3.86 million).

        Total services, included in the table above, in the amount of €5.6 million have not been included in operating costs as they relate to audit and other services provided by the auditors in respect of the Group's issue of Senior and Senior Subordinated Notes and also acting as reporting accountants in respect of the eircom Group plc Listing on the London and Irish Stock Exchanges. The share issue costs have been charged against share premium and the debt issue costs have been offset against the fair value of the related debt and will be amortised over the life of the related debt. This amount is stated exclusive of irrecoverable VAT of €1.2 million.

  (c) Directors

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in thousands)
Aggregate emoluments	€3,195	€453	€1,841	€7,057
Aggregate gains made on the exercise of share options	—	—	—	1,471
Company contributions to money purchase schemes	2,808	—	328	2,516

	€6,003	€453	€2,169	€11,044

        Four directors (31 March 2003: one; 31 March 2002: one; 1 November 2001: one) have retirement benefits accruing under defined contribution (money purchase) schemes. In addition, retirement benefits are accruing to two directors (31 March 2003: one; 31 March 2002: one; 1 November 2001:

one) under the company's defined benefit pension scheme. One director participates in both schemes at 31 March 2004.

  Highest paid director:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in thousands)
Total amount of emoluments and amounts (excluding shares) receivable under long term incentive scheme	€—	€228	€1,306	€5,606
Aggregate gains made on exercise of share options	—	—	—	1,471
Company contributions to money purchase scheme	—	—	328	2,511

	€—	€228	€1,634	€9,588

6.     Exceptional Fixed Asset Impairments

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Exceptional fixed asset impairments	€49	€—	€—	€38

        In the financial period ended 1 November 2001, the Group incurred a number of non-recurring costs principally in relation to (i) impairment of the carrying value of land and buildings arising on a revaluation of land and buildings in the financial period ended 1 November 2001 (ii) impairment of work in progress relating to certain network assets, arising through delays in delivering technology and falling prices, (iii) impairment of web hosting fixed assets, as a result of changes in the market and strategic decisions taken by the Group in respect of this business, (iv) impairments in respect of certain capitalised international capacity contracts as a consequence of changes in the marketplace, (v) impairment of fixed assets in the UK, and Northern Ireland, based on the Group's decision to downsize its activities in these markets and (vi) the impairment of fixtures and fittings as a result of curtailing certain activities.

        The net tax effect of these exceptional charges was to reduce the Group tax charge by €nil. The cash outflows arising from the exceptional charge was €nil.

        In the financial year ended 31 March 2004, the Group incurred a number of non-recurring costs principally in relation to the impairment of the carrying value of land and buildings arising on a revaluation of land and buildings in December 2003.

        The net tax effect of these exceptional charges was to reduce the Group tax charge by €nil. The cash outflows arising from the exceptional charge was €nil.

7.     Exceptional Operating Costs

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Exceptional operating costs	€101	€—	€13	€24

        In the financial period ended 1 November 2001, the Group incurred a number of non-recurring costs, principally in relation to (i) costs incurred in connection with public take-over offers; (ii) certain non-recurring directory costs; (iii) costs associated with the implementation of the euro; (iv) costs associated with various compliance matters; and (v) liabilities relating to self insured risk. The net tax effect of the exceptional charges was to reduce the Group tax charge by €5 million.

        In the financial year ended 31 March 2003, the Group incurred a number of non-recurring costs principally in relation to (i) costs incurred in connection with potential refinancing and (ii) charges in relation to a deficit on an annuity scheme provided as part of the restructuring programme. The net tax effect of the exceptional charge was to reduce the Group tax charge by €1 million.

        In the financial year ended 31 March 2004, the Group incurred a number of non-recurring costs principally in relation to (i) bonus amounts payable to executives, relating to contractual entitlements triggered by the refinancing, of €19 million, which were not capitalised as debt issue costs under UK GAAP, and (ii) €8 million in respect of share options issued to certain employees, in respect of shares, where the market price of the shares exceeded their exercise price at the date the options were granted and (iii) costs incurred of €1 million in connection with refinancing. These costs were partially offset by (i) €3 million credit relating to compliance matters and (ii) €1 million credit relating to restructuring. The net tax effect of the exceptional charge was to reduce the Group tax charge by €2 million.

        During the financial year ended 31 March 2004, the Group granted options to certain employees of the Company over C Shares and E Ordinary Shares. At the time of the granting of the options in respect of the E Ordinary Shares the market value of the shares, over which options were granted, were not in excess of their exercise price at the date of grant and, consequently, there was no profit and loss account charge in respect of these schemes (see note 40 and note 41).

        A charge of €5 million arose on the granting of shares under the options plan in respect of C Shares as the market value at the date of grant was in excess of the exercise price at the date of grant. All of the options under the C and E share plans vested as a result of the initial public offering of shares in the Company (see note 40 and note 41).

        Further charges of €3 million arose as a result of awards granted to certain directors and senior management, on Admission to the London and Irish Stock Exchanges, under the eircom Group Key Executive Share Award Plan. Although the awards do not vest for between 12 and 24 months, the full charge has been included in the profit and loss account as the options were granted in recognition of past performance at the date of Admission (see note 40 and note 41).

        The cash outflows arising from the exceptional charges in the financial period from 1 April 2001 to 1 November 2001 were €50 million, in the financial period from 2 November 2001 to 31 March 2002 were €nil, in the financial year ended 31 March 2003 were €19 million, and in the financial year ended 31 March 2004 were €40 million. This includes certain cashflows in respect of exceptional charges included in the profit and loss account in earlier years.

8.     Exceptional provision for exit from certain International and Multi-Media activities

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Exceptional provision for exit from certain International and Multimedia activities	€3	€—	€—	€—

        The charge for the financial period ended 1 November 2001 of €3 million relates to restructuring costs and the related exit of leased buildings in the UK and Northern Ireland markets. The net taxation effect of this provision, in the financial period ended 1 November 2001, was a reduction in the Group tax charge by €0.4 million. The cash outflows arising from these exceptional charges in the period ended 1 November 2001 were €9 million (31 March 2002: €3 million, 31 March 2003: €2 million, 31 March 2004: €nil). This includes certain cashflows in respect of exceptional charges included in the profit and loss account in earlier years.

9.     Exceptional costs arising on Demerger of mobile business

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Exceptional costs arising on Demerger of mobile business	€59	€—	€—	€—

        In the financial period ended 1 November 2001, the Group incurred costs as a result of the Demerger of the Group's mobile communications business (Eircell) and subsequent acquisition of the mobile business by Vodafone Group plc (see note 14). In addition, the Group paid the ESOT (eircom Employee Share Ownership Trust) €28 million to purchase shares for Eircell employees who left the Group as a consequence of the Demerger. The net tax effect of these exceptional charges in the financial period ended 1 November 2001, was to reduce the Group tax charge by €5 million.

        The cash outflows arising from the exceptional charge in the financial period ended 1 November 2001 were €54 million (31 March 2002: €6 million, 31 March 2003: €1 million, 31 March 2004: €3 million). This includes certain cashflows in respect of exceptional charges included in the profit and loss account in earlier years.

10.   Amounts written off financial assets and investments held as current assets

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Amounts written off financial assets and investments held as current assets	€12	€—	€—	€—

        In the financial period ended 1 November 2001, the Group wrote down its investment in Accuris to its net realisable value as the investment was held exclusively with a view to subsequent resale. On 16 May 2002, Accuris was sold.

11.   Exceptional Interest Payable and Similar Charges

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Exceptional interest payable and similar charges	€—	€54	€—	€51

        The exceptional costs in the financial period ended 31 March 2002 relate to the write-off of debt issue and related costs on funds borrowed to finance the Valentia Telecommunications Acquisition of eircom Limited. All debt issue and related costs incurred during the financial period ended 31 March 2002 were written-off in accordance with FRS 4 "Capital Instruments" which requires that debt issue costs are amortised up to the earliest date on which the repayment option can be exercised unless there is no genuine possibility that the option will be exercised on that date.

        In the financial year ended 31 March 2004, exceptional costs of €27 million relate to the write-off of debt issue costs on funds borrowed of €1,250 million as part of the reorganisation and refinancing in August 2003. Debt issue costs incurred in respect of this facility were written-off in accordance with FRS 4 "Capital Instruments" which requires that debt issue costs are amortised up to the earliest date on which the repayment option can be exercised, unless there is no genuine possibility that the option will be exercised on that date. The related debt was repaid in March 2004, in conjunction with a group refinancing.

        In addition, the exceptional interest charge in the financial year ended 31 March 2004 includes €24 million relating to the early exit from interest rate swaps arising as a result of the early payment of the related debt in conjunction with the Group refinancing in March 2004.

12.   Interest Payable and Similar Charges (net)

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Interest and associated finance costs payable in respect of financing facilities:
Repayable within 5 years not by instalments	€14	€11	€15	€36
Repayable within 5 years by instalments	2	1	2	7
Repayable wholly or partly in more than 5 years	—	44	142	113
Amortisation of debt issue costs	—	—	—	7

Total interest payable	16	56	159	163
Less: Interest receivable	(10)	(4)	(25)	(6)

Net interest payable	6	52	134	157
Exchange differences arising on foreign currency borrowings:
Realised gains	1	—	—	—
Unrealised gains	—	—	(1)	(20)
Hedging contract losses	—	—	1	20

	€7	€52	€134	€157

        Interest receivable in the financial year ended 31 March 2003 includes €11 million of interest arising from taxation settlements.

13.   Tax (credit)/charge on loss on ordinary activities

  (a) Analysis of (credit)/charge in period

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Current tax:
Irish corporation tax on loss for the period	€1	€8	€11	€21
Adjustments in respect of previous periods	(40)	—	(27)	(7)
Payment for corporation tax losses	2	—	—	—

Total current tax (credit)/charge (note 13 (b))	(37)	8	(16)	14
Deferred tax: Origination and reversal of timing differences (note 25)	(6)	—	10	—

Tax (credit)/charge on loss on ordinary activities	€(43)	€8	€(6)	€14

  (b) Factors affecting tax charge for period

        The tax assessed for the periods is different than the tax (credit)/charge that would arise on applying the standard rate of corporation tax in the Republic of Ireland of 12.5% (31 March 2003: 15.125%, 31 March 2002 and 1 November 2001: 19%). The differences are explained below:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Loss on ordinary activities before taxation	€(199)	€(67)	€(46)	€(89)

Loss on ordinary activities multiplied by standard rate of corporation tax 12.5% (31 March 2003: 15.125%, 31 March 2002 and 1 November 2001: 19%)	(38)	(13)	(7)	(11)
Effects of:
Adjustment in respect of previous periods	(40)	—	(27)	(7)
Utilisation of tax losses	1	—	(1)	(1)
Depreciation in excess of capital allowances/(capital allowances in excess of depreciation)	11	—	(7)	(4)
Expenses not deductible for tax purposes	24	20	27	31
Gains taxed in prior periods	—	—	(2)	(2)
Other timing differences	—	—	—	5
Income not taxable	—	—	(2)	—
Tax losses unutilised	—	—	3	2
Payment for tax losses	2	—	—	—
Income taxable at higher rates	3	1	—	1

Current tax (credit)/charge for period (note 13(a))	€(37)	€8	€(16)	€14

  (c) Factors that may affect future tax charges

        There are no other known material factors that are expected to affect future tax charges. The proposed adoption of IFRS for the financial year ending 31 March 2006 onwards may materially affect the future deferred tax charge.

14.   Dividend in specie on the demerger of mobile business

        On 11 May 2001, the eircom shareholders, at an extraordinary general meeting, approved the Demerger of the Group's mobile communications business, Eircell Limited now called Lercie Limited, ("Eircell") to Eircell 2000 plc. Subsequently, the entire issued share capital of Eircell 2000 plc was acquired by Vodafone Group plc under an offer declared unconditional in all respects on 13 May 2001.

        The Demerger was effected by way of a distribution in specie to eircom shareholders during the financial period ended 1 November 2001. The impact on Group reserves amounted to €176 million. The results of Eircell up to the date of Demerger on 11 May 2001 are included in the consolidated profit and loss account as "discontinued operations". The consolidated cashflow statement includes cashflows for the period to the date of Demerger. Subsequent to the Demerger, Eircell repaid €251 million in settlement of intercompany loan account balances. Transaction costs associated with the Demerger have been accounted for as exceptional charges in the Group profit and loss account.

        The following table represents the net assets of the Eircell Group at 11 May 2001:

(in millions)
Tangible fixed assets	€453
Investment in associated undertakings	5
Goodwill	4
Stocks	4
Debtors	138
Cash	12
Creditors	(394)
Loans and other debt	(51)
Provisions for liabilities and charges	(14)
Minority Interests	(1)

€156

        The Demerger dividend reported in the consolidated profit and loss account comprised the following:

(in millions)
Net assets of Eircell Group distributed on Demerger	€156
Goodwill arising in Eirpage Limited relating to the Eircell business	2
Intercompany items and liabilities retained by eircom on the demerger of Eircell Group	18

€176

15.   Dividend Paid and Payable (including dividends and other appropriations in respect of non-equity shares)

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Ordinary dividends:
Paid interim dividends	€11	€—	€—	€400
Preference dividends:
Preference dividend paid and payable on ESOT Preference Shares	—	12	21	26
Preference dividend paid and payable on Non-Voting Adviser Preference Shares	—	—	1	—
Preference dividend paid and payable on Convertible Preference Shares	—	—	—	1
Preference dividend paid and payable on Non-Voting Third Party Preference Shares	—	—	—	1

	€11	€12	€22	€428

        Under the terms of the Valentia Telecommunications Acquisition, a dividend per share of 3 cents was paid in respect of equity shares of the previous owners of the Company. This dividend was in substitution for the previously proposed final dividend of 2.46 cents proposed by the eircom Limited Directors in respect of the financial year ended 1 November 2001. The balance of the 3 cent dividend per share over the previous dividend of 2.46 cents dividend per share (0.54 cents) has been included in the financial period ended 1 November 2001. The total dividends payable under the Valentia Telecommunications Acquisition amounted to €66 million, of which €11 million was provided in the financial period ended 1 November 2001. Rounding has been applied.

        The ordinary dividend paid during the financial year ended 31 March 2004 was funded utilising a dividend received from Valentia Telecommunications, Valentia Telecommunications having paid such dividend out of reserves arising on the cancellation of its share premium and the issue and cancellation of ordinary shares. A corresponding write-down was simultaneously made in the value of the merger reserve recognised by the Company on the acquisition of Valentia Telecommunications, applying merger relief under the laws of England and Wales.

16.   Earnings per Share

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Loss for the financial year/period after preference dividend and other appropriations in respect of non-equity shares (in millions)	€(158)	€(87)	€(62)	€(131)
Basic and diluted loss per share (in €)	(0.07)	(0.16)	(0.12)	(0.24)
Weighted average number of shares in issue	2,207,826,690	541,422,144	541,422,144	545,600,926

        Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. There are no dilutive potential ordinary shares in respect of basic loss per share.

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Loss after taxation and minority interest for the financial period/year	€(158)	€(75)	€(40)	€(103)
Dividends and appropriations in respect of preference shares	—	(12)	(22)	(28)

Basic loss attributable to ordinary shareholders	€(158)	€(87)	€(62)	€(131)

17.   Goodwill

Total
(in millions)
At 31 March 2002 and 31 March 2003	€764
Goodwill adjustment	(3)

At 31 March 2004	€761

Amortisation
At 31 March 2002	€16
Charge for year	38

At 31 March 2003	54
Charge for year	38

At 31 March 2004	€92

Net book value
At 31 March 2003	€710

At 31 March 2004	€669

        Goodwill arising on the Valentia Telecommunications acquisition of eircom Limited is being amortised over 20 years, its expected useful life.

18.   Tangible Fixed Assets

	Land & Buildings	Network Plant & Equipment	Total
	(in millions)
Cost or Valuation
At 31 March 2002	€444	€2,205	€2,649

Additions	2	193	195
Transfer	(2)	2	—
Disposals/retirements	(5)	(2)	(7)
Revaluation surplus	(27)	—	(27)

At 31 March 2003	412	2,398	2,810

Cost	4	2,398	2,402
Valuation	408	—	408

At 31 March 2003	412	2,398	2,810
Additions	1	206	207
Exits from subsidiaries	(2)	(1)	(3)
Disposals/Retirements	—	(3)	(3)
Revaluation Surplus	70	—	70

At 31 March 2004	481	2,600	3,081

Cost	1	2,600	2,601
Valuation	480	—	480

At 31 March 2004	€481	€2,600	€3,081

Accumulated Depreciation
At 31 March 2002	€8	€179	€187
Charge for year (refer to note 18(b))	16	371	387
Disposals/retirements	—	(2)	(2)
Impairment charge (refer to note 18(b))	15	—	15
Revaluation surplus	(34)	—	(34)

At 31 March 2003	5	548	553

Charge for year (refer to note 18(b))	17	345	362
Exit from subsidiaries	(1)	(1)	(2)
Disposals/retirements	—	(2)	(2)
Revaluation Surplus	(17)	—	(17)
Impairment charge (refer to note 18(b))	—	9	9
Exceptional Impairment charge (included separately in profit and loss account)	38	—	38

At 31 March 2004	€42	€899	€941

Total Net Book Value at 31 March 2003	€407	€1,850	€2,257

Total Net Book Value at 31 March 2004	€439	€1,701	€2,140

        (a)   The valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at December 2002, valued properties at €408 million. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis. As a result, the carrying value of land and buildings was revalued upwards by €7 million. In addition there was a revaluation deficit below the net book value in respect of certain land and buildings of €15 million, which has been charged to the profit and loss account.

        The valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at 31 December 2003, valued properties at €442 million. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis. As a result, the carrying value of land and buildings was revalued upwards by €87 million. In addition there was a revaluation deficit below the net book value in respect of certain land and buildings of €38 million, which has been charged to the profit and loss account as an exceptional impairment charge.

        If these land and buildings had not been revalued, they would have been included in the consolidated financial statements at the following amounts:

	As at
	31 March 2003	31 March 2004
	(in millions)
Cost	€439	€438
Accumulated Depreciation	(39)	(90)

Net Book Value	€400	€348

        (b)   The depreciation charged in the profit and loss account is net of capital grants amortised during the periods as follows:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year ended 31 March 2004
	(in millions)
Depreciation	€228	€195	€387	€362
Impairment charges included in depreciation	—	—	15	9
Amortisation of capital grants (refer to note 26)	(2)	(7)	(3)	(3)

	€226	€188	€399	€368

        The Group's policy is to review asset lives annually and to adjust depreciation accordingly. In the financial year ended 31 March 2003, the review resulted in the adjustment of asset lives, as outlined in note 2(j). These changes were effected to more accurately reflect the asset lives in the industry. The effect of the changes on the profit and loss account for the financial year ended 31 March 2003 was a decrease in the depreciation charge of €39 million.

        The impairment charge included in depreciation in the financial year ended 31 March 2003, relates to a revaluation deficit in respect of certain land and buildings.

        The impairment charge included in depreciation in the financial year ended 31 March 2004, relates to Global Crossing, International Cable and Synchronous Digital Hierarchy ("SDH") equipment, which has been written off of €9 million.

        (c)   Included in tangible fixed assets is plant and equipment acquired under finance leases as follows:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Cost	€65	€63
Accumulated depreciation	(26)	(37)

Net Book Value	€39	€26

Depreciation charge for the period	€14	€13

        (d)   Analysis of net book value of land and buildings is as follows:

	As at
	31 March 2003	31 March 2004
	(in millions)
Freehold	€274	€289
Leasehold:
Over 50 years unexpired	98	113
Under 50 years unexpired	35	37

	€407	€439

        (e)   Assets in course of construction:

        Included in tangible fixed assets are assets in the course of construction of €75 million (2003: €47 million).

19.   Stocks

	As at
	31 March 2003	31 March 2004
	(in millions)
Network development and maintenance stocks	€5	€4
Consumable and other stocks	5	6

	€10	€10

        The net replacement cost of stocks is not expected to be materially different from that shown above.

20.   Debtors

	As at
	31 March 2003	31 March 2004
	(in millions)
Amounts falling due within one year:
Trade debtors	€205	€219
Prepayments and accrued income	106	88
Amounts due from ESOT	50	—

	€361	€307

Amounts falling due after more than one year:
Pension scheme prepayment	€192	€177

        Two subsidiaries of the Group are party to a financing transaction under which credit balances and debit balances of the entities may be offset. This offset has been effected in the Group Balance Sheet. The balances of the Group so offset were €159 million at 31 March 2004 and €168.5 million at 31 March 2003 in respect of lease receivables and €159 million at 31 March 2004 and €168.5 million at 31 March 2003 in respect of bank loans.

        The defined benefit pension scheme, operated by eircom Limited, was assessed, at the date of the Valentia Telecommunications Acquisition of eircom Limited, by the Group's independent actuaries on a basis consistent with generally accepted accounting principles. As part of the adjustments to determine the fair value of the assets acquired, an amount of €208 million was included in the balance sheet at 1 November 2001, representing the funding surplus at the acquisition date. This surplus is being amortised in accordance with Statement of Standard Accounting Practice 24 "Accounting for Pension Costs".

        During the financial year ended 31 March 2003, the ESOT was loaned €50 million. This loan was unsecured, interest free and had an original fixed repayment date within one year which was subsequently extended to October 2003. The ESOT agreed to waive their dividend entitlements in relation to 474 ESOT Preference Shares for the duration of the ESOT loan from the Group. This loan was repaid during the financial year ended 31 March 2004.

21.   Restricted cash at bank and in hand

        The restricted cash balance of €70 million is only to be used by the Company for the purposes of redeeming the outstanding Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on this deposit, after deduction of any taxation payable, is payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as a pre-redemption dividend.

22.   Creditors

	As at
	31 March 2003	31 March 2004
	(in millions)
Amounts falling due within one year:
Loans, overdrafts and other debt (note 23)	€106	€1
Trade creditors	145	108
Accruals and deferred income	417	469
PAYE/PRSI and VAT	31	32
Corporation tax payable	50	50
Dividends Payable	34	1

	€783	€661

Amounts falling due after more than one year:
Loans and other debt (note 23)	€2,125	€2,263

23.   Loans and Other Debt

	Within 1 Year	Between 1 & 2 Years	Between 2 & 5 Years	After 5 Years	Total
	(in millions)
Loans	€105	€—	€150	€1,975	€2,230
Overdrafts	1	—	—	—	1

As at 31 March 2003	€106	—	€150	€1,975	€2,231

Loans	€—	€—	€1,240	€—	€1,240
7.25% Senior Notes due 2013 (listed)	—	—	—	532	532
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	491	491
Overdrafts	1	—	—	—	1

As at 31 March 2004	€1	€—	€1,240	€1,023	€2,264

        Included in the above amounts are:

	As at
	31 March 2003	31 March 2004
	(in millions)
Wholly repayable within 1 year	€102	€1
Wholly repayable within 5 years	150	—
Repayable by instalments within 5 years	4	1,250
Repayable, otherwise than by instalments, due after 5 years	1,975	1,060
Debt issue costs (offset against loans due within 5 years)	—	(10)
Debt issue costs (offset against Senior Notes and Senior Subordinated Notes due after more than 5 years)	—	(37)

	€2,231	€2,264

        Loans and other debt are split as follows:

	As at
	31 March 2003	31 March 2004
	(in millions)
Secured (Senior Credit Facility)	€2,125	€1,250
Unsecured	106	1,061

	2,231	2,311
Debt issue costs	—	(47)

	€2,231	€2,264

        The Senior Credit Facility is secured, amongst other things, by a pledge of the shares in eircom Limited and Irish Telecommunications Investments Limited ("ITI") and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

24.   Financial Instruments

        The Group holds or issues financial instruments for the following main purposes:

  •
  To finance its operations;

  •
  To employ surplus funds;

  •
  To manage the interest rate and currency risks arising from its operations and from its sources of finance.

        The Group finances its operations out of operating cash flows, bond issues, bank borrowings, finance leases, preference shares and, in the past, the issue of medium term notes and commercial paper.

        Derivative instruments are contractual agreements whose value reflects price movements in underlying assets and liabilities. The Group uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk. Derivative activity is carefully controlled and appropriately used and is an effective means of managing risk.

        The main risks arising from the use of financial instruments are market rate risk, liquidity risk and credit risk. Responsibility for managing these risks rests with the Board of eircom Group plc and in respect of certain activities, the Treasury Committee, an eircom Group plc management committee chaired by the Chief Financial Officer. It is, and has been throughout the period under review, the Group's policy not to trade in financial instruments.

        Debtors, creditors and provisions for liabilities and charges have been excluded from all the numerical disclosures below. The Group conducts its business primarily in Ireland and, therefore, operating and investing cash flows are substantially denominated in euro. A limited level of foreign exchange risk arises in relation to certain capital expenditures and foreign exchange settlements with international third party telecommunications carriers.

  Market rate risk

        Market rate risk is defined as the exposure of the Group's financial position to movements in interest and foreign exchange rates. The principal aim of managing these risks is to limit the adverse impact on shareholder value of movements in interest rates and foreign exchange rates.

        The main derivatives used are interest rate swaps and currency swaps. It is Group policy to hedge all currency risk in currencies which are not denominations of the euro. The Group seeks to manage the fixed/floating mix on its borrowings with the aim of controlling cost while mitigating its exposure to interest rate risk. The Group achieves fixed rates on its borrowings either directly through the use of fixed rate debt or indirectly through the use of interest rate swaps. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.

  Interest rate risk profile of financial assets

        There were floating rate deposits outstanding of €352 million at 31 March 2004 (31 March 2003: €440 million). The interest rate on these deposits is generally based on the appropriate Euribor rate. This excludes the restricted cash at bank and in hand totalling €70 million as at 31 March 2004.

  Interest rate risk profile of the Group's financial liabilities

  Bank & Other Borrowing
  (Debt net of swaps)

	Local Currency			Local Currency
	Fixed	Floating	Total	Fixed	Floating	Total
	31 March 2003	31 March 2003	31 March 2003	31 March 2004	31 March 2004	31 March 2004
	(in millions)
EUR	€1,201	€1,030	€2,231	€1,335	€751	€2,086
Other currencies	—	—	—	225	—	225

Total all currencies	€1,201	€1,030	€2,231	€1,560	€751	€2,311

        The Group has no interest-free financial liabilities.

        As at 31 March 2004, the Group had currency swap contracts of €225 million (31 March 2003: €10 million) outstanding. Variable rates on loans and swaps are based on Euribor. After adjusting for the effect of swaps, €1,560 million (31 March 2003: €1,201 million) of bank and other debt (excluding preference shares) bore interest at fixed rates, with a weighted average interest rate of 6.6% (31 March 2003: 7.1%).

        The weighted average life of the fixed rate debt (excluding preference shares) and swaps is set out in the following table:

  Weighted Average Residual Maturity in Years of Fixed-Rate

	31 March 2003	31 March 2004
Underlying Debt	0.5	9.4
Swaps:
we receive fixed interest	0.3	—
we pay fixed interest	1.9	3.0

  Preference Shares

        The interest rate risk profile of the Group's preference shares are set out in note 27.

        The effective interest rate on the Group's preference shares is as follows:

        Holders of Convertible Preference Shares are entitled to a fixed cumulative preferential cash dividend at a rate of 12.25% of the deemed subscription price of €1 per Convertible Preference Share. Dividends are paid in arrears at six monthly intervals commencing from 29 September 2004. Interest will accrue at 12.25%, on any unpaid dividends.

        The holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares are entitled to receive a dividend based on the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such Redeemable Preference Shares and Trancheable Redeemable Preference Shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest and the aggregate amount of dividends paid by eircom Group plc to the holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares).

  Currency exposures

        As at 31 March 2004, after taking into account the effects of currency swaps and forward foreign exchange contracts, the Group had no material foreign currency exposures.

  Fair values

        Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale.

        The following tables provide comparisons of the carrying amounts and fair values of the Group's fixed-rate financial assets and financial liabilities, including derivatives. The fair values of short-term deposits, floating-rate loans and overdrafts approximate to their carrying amounts.

        On an interest rate swap, the same notional principal amount is used for the paying and receiving sides. Consequently the carrying value of an interest rate swap is zero. The fair value reflects the difference between the fixed rate and current market rates. The carrying value of currency swaps is affected by movements in the exchange rates of the currencies concerned, while the fair value reflects both interest rate and exchange rate movements.

	As at
	31 March 2003		31 March 2004
	Book Value	Fair Value	Book Value	Fair Value
	(in millions)
Financial assets
Cash at bank and in hand	€440	€440	€352	€352

Liabilities
Underlying debt
Fixed Rate	€105	€109	€1,040	€1,116
Floating rate	2,126	2,126	1,251	1,251

Total	€2,231	€2,235	€2,291	€2,367

Debt net of swaps
Fixed rate	€1,201	€1,246	€1,560	€1,642
Floating rate	1,030	1,030	751	751

Total	€2,231	€2,276	€2,311	€2,393

Preference Shares	€252	€252	€122	€243
Interest rate swaps liability	€—	€(41)	€—	€—
Currency swaps liability	€—	—	€(20)	€(26)

        The fair value of preference shares is determined as the deemed redemption price, as no market exists in respect of these shares.

  Liquidity risk

        The objective of liquidity management is to ensure the availability of sufficient funds to meet the Group's requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines.

        The maturity profile of Group debt is set out in note 23 of the financial statements.

        As at 31 March 2004, the Group had a €150 million (31 March 2003: €225 million) committed borrowing facility expiring in March 2009 which was undrawn at that date. All conditions precedent had been met at 31 March 2004.

  Credit risk

        The Group is exposed to credit risk relating to its cash and current financial assets. The Group places its cash and current financial assets with highly rated financial institutions. The Group's policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The Group has not experienced any losses on such accounts.

        Credit risks are mainly related to counterparty risks associated with prepayments, amounts owed by related companies, interest in debt securities, derivative contracts, equity investments in related companies and other debtors.

        Equity investments and amounts owed by associated companies are limited to the authorities issued by the Board of Directors of eircom Group plc.

        The Group's trade debtors are generated by a large number of customers, both private individuals and companies in various industries, mainly in Ireland. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis, including the processing of current credit information on subscribers from third-party sources.

        Transactions involving derivative contracts are managed by ITI; a wholly owned subsidiary, within a framework of limits approved by the Treasury Committee, which restrict the Group's dealings to highly rated financial institutions.

  Hedges

        Under the Group's accounting policy, foreign currency borrowings and currency swap agreements are valued at year end exchange rates.

        Interest differentials arising on swap agreements are accrued and reflected in interest payable. Consequently changes in fair value attributable to movements in interest rates are not recognised.

        The table below shows the extent to which the Group had unrecognised gains and losses, in terms of fair value, at the beginning and end of the year.

	31 March 2003	31 March 2004
	(in millions)
Unrecognised gains/(losses)
Gain/(losses) on contracts outstanding at start of year	€6	€(41)

Of which:
Included in income in financial year	—	(41)

Not included in financial year	6	—
Loss arising in year	(47)	(6)

Loss on contracts as at end of year	€(41)	€(6)

Of which:
Expected to be included in next 12 months	€(22)	€(1)

Expected to be included in later years	€(19)	€(5)

25.   Provisions for Liabilities and Charges

	Staff Restructuring	Provision for exit from certain International and Multi-Media Activities	Onerous Contracts	Deferred Taxation	Other	Total
	(in millions)
As at 31 March 2002	€153	€11	€17	€72	€93	€346
Transfer from provision for exit from certain International and Multi-Media Activities	9	(9)	—	—	—	—
Transfer from accruals	36	—	—	—	—	36
Utilised in the year	(83)	(2)	(2)	—	(14)	(101)
Profit and Loss charge/(credit)	11	—	(5)	10	(4)	12

As at 31 March 2003	€126	€—	€10	€82	€75	€293

Utilised in the year	€(45)	€—	€(10)	€—	€(6)	€(61)
Profit and Loss (credit)/charge	(1)	—	—	—	11	10

As at 31 March 2004	€80	€—	€—	€82	€80	€242

  Staff restructuring

        The Group has a constructive obligation in respect of the costs of a fundamental staff restructuring. The amount of the provision is based on the Group's past experience of restructuring and the discussions to date with employees and their representative unions. Included within this provision is a net deficit on an annuity plan of €72 million (2003: €58 million) offered as part of the restructuring programme. As at 31 March 2004 the annuity plan element of the provision is expected to be utilised over a period of nine years. The remaining €8 million of the provision at 31 March 2004 has been fully utilised since the year end.

        During the financial year ended 31 March 2004 €45 million (31 March 2003: €83 million) of the provision was utilised primarily to pay for staff exits under the fundamental restructuring programme. There was a release of €1 million in relation to a provision for restructuring in the financial year ended 31 March 2004.

        This provision was created at €412 million in the financial year ended 31 March 2000. An additional provision of €11 million was charged to the profit and loss account in the financial year ended 31 March 2003 in respect of a net deficit on an annuity plan offered as part of the restructuring programme.

  Provision for exit from certain International and Multi-Media activities

        The Group had a provision for redundancy and other costs of exit of certain areas of International and Multi-Media businesses. As the Group no longer has a separate International and Multi-Media division, the provision that is required has been included as part of the overall staff restructuring provision.

  Onerous Contracts

        The Group had onerous contracts in relation to international capacity commitments at 31 March 2003. The provision was based on contracted terms and the liability has been paid in the financial year ended 31 March 2004.

  Deferred taxation

        In accordance with Financial Reporting Standard ("FRS") 19, "Deferred Tax" the Group's policy is to provide for taxation on a full liability basis. Deferred taxation liabilities arise from capital allowances and other timing differences.

        The deferred taxation provision consists of:

	As at
	31 March 2003	31 March 2004
	(in millions)
Timing difference on pension prepayment	€24	€22
Capital allowances and other timing differences	58	60

	€82	€82

        No deferred tax is provided on timing differences arising from the revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will be rolled over. The total amount unprovided for at 31 March 2004 is estimated at €60 million. Such deferred tax would become payable only if the fixed assets were sold.

  Other

        The Group is self insured in respect of certain personal injury and damage claims. There is a provision for the estimated costs of incidents which have occurred at each period end based on a case by case review with actuarial assistance. The payments will be made as the cases are settled. The Group also has a provision for costs arising from certain compliance matters. There was a release of €3 million in relation to a provision for costs arising from certain compliance matters in the year ended 31 March 2004.

26.   Capital Grants

	As at
	31 March 2003	31 March 2004
	(in millions)
Received/receivable
At beginning of financial year	€21	€22
Received/receivable during financial year	1	1

At end of financial year	€22	€23

Amortisation
At beginning of financial year	€7	€10
Amortisation to profit & loss account (refer to note 18(b))	3	3

At end of financial year	€10	€13

Net book value at end of financial year	€12	€10

        The capital grants received by the Group relate to programmes to develop the Irish telecommunications infrastructure and were sponsored by the European Union.

27.   Called up Share Capital

        As a result of the eircom Group plc Acquisition of Valentia Telecommunications pursuant to a share for share exchange as discussed in note 1, eircom Group plc now owns all of the share capital in Valentia Telecommunications. The acquisition qualified as a group reconstruction under FRS 6 and has been accounted for in accordance with the principles of merger accounting.

        The share capital at 31 March 2003 reflects the authorised and issued share capital of Valentia Telecommunications and is set out below:

As at 31 March 2003
Authorised			Issued
Number and Class of Share	Amount €	Nominal Value per Share	Number and Class of Share	Amount €
100,000,000 A Ordinary Shares	100,000,000	€1.00 each	100,000,000 A Ordinary Shares	100,000,000
10,000,000 B Ordinary Shares	10,000,000	€1.00 each	7,940,000 B Ordinary Shares	7,940,000

Ordinary Share Capital	110,000,000		Ordinary Share Capital	107,940,000

5,000 ESOT Preference Shares	500,000,000	€100,000 each	2,390 ESOT Preference Shares	239,000,000
10,000,000 Non-Voting Third Party Preference Shares	10,000,000	€1.00 each	8,000,000 Non-Voting Third Party Preference Shares	8,000,000
10,000,000 Non-Voting Advisor Preference Shares	10,000,000	€1.00 each	5,000,000 Non-Voting Advisor Preference Shares	5,000,000
100,000 Balancing Deferred Shares	1,000	€0.01 each	10,000 Balancing Deferred Shares	100

Preference and non-equity Share Capital	520,001,000		Preference and non-equity Share Capital	252,000,100

Total Share Capital	630,001,000		Total Share Capital	359,940,100

        The share capital at 31 March 2004 reflects the authorised and issued share capital of eircom Group plc and is set out below:

As at 31 March 2004
Authorised			Issued
Number and Class of Share	Amount €	Nominal Value per Share	Number and Class of Share	Amount €
3,029,999,480 Ordinary Shares	302,999,948	€0.10 each	741,796,320 Ordinary Shares	74,179,632

Ordinary Share Capital	302,999,948		Ordinary Share Capital	74,179,632

5,000,000 Redeemable Preference Shares	2,500,000	€0.50 each	4,169,893 Redeemable Preference Shares	2,084,947
173,000,000 Convertible Preference Shares	86,500,000	€0.50 each	173,000,000 Convertible Preference Shares	86,500,000
66,000,000 Trancheable Redeemable Preference Shares	33,000,000	€0.50 each	66,000,000 Trancheable Redeemable Preference Shares	33,000,000
50,000 Sterling Deferred Shares	73,260	£1.00 each	50,000 Sterling Deferred Shares	73,260
52,000 Non-Voting Deferred Shares	52	€0.001 each	52,000 Non-Voting Deferred Shares	52

Preference and non-equity Share Capital	122,073,312		Preference and non-equity Share Capital	121,658,259

Total Share Capital	425,073,260		Total Share Capital	195,837,891

        eircom Group plc was incorporated on 9 July 2003 with an authorised share capital of €2 divided into 2,000 Ordinary Shares of €0.001 each, of which one share was issued. eircom Group plc was admitted to the London and Irish Stock Exchanges on 24 March 2004, at which time it issued shares at a premium for a total of €1.45 per share (see (n) and (o) below).

        The detailed alterations to the authorised and issued share capital of the eircom Group plc have taken place between the date of incorporation and Admission to the London and Irish Stock Exchanges on 24 March 2004, are as set out below:-

  (a)
  On 19 July 2003, 1,000 Ordinary Shares of €0.001 each were allotted and issued, fully-paid up in cash at par;

  (b)
  On 21 July 2003, 999 Ordinary Shares of €0.001 each were allotted and issued, fully-paid up in cash at par;

  (c)
  On 21 July 2003, the authorised share capital of eircom Group plc of €2, divided into 2,000 Ordinary Shares of €0.001 each, was redesignated as 2,000 Non-Voting Deferred Shares of €0.001 each;

  (d)
  On 21 July 2003, the authorised share capital of eircom Group plc was increased from €2 to €321,105,002 divided into:

  •
  100,200,000 A Ordinary Shares of €0.50 each;

  •
  10,000,000 B Ordinary Shares of €0.50 each;

  •
  8,300,000 E Ordinary Shares of €0.50 each;

    •
    3,700,000 C Shares of €0.05 each;

    •
    5,000 ESOT Preference Shares of €50,000 each;

    •
    100,000 Balancing Voting Deferred Shares of €0.005 each;

    •
    10,000,000 Adviser Preference Shares of €0.50 each;

    •
    10,000,000 Third Party Preference Shares of €0.50 each;

    •
    2,000 Non-Voting Deferred Shares of €0.001 each; and

    •
    €1,669,500, in unclassified shares;

  (e)
  On 21 July 2003, shares in eircom Group plc were allotted and issued fully paid up in consideration for the transfer to eircom Group plc of the entire issued share capital of Valentia Telecommunications pursuant to a share exchange agreement of 21 July 2003 entered into between eircom Group plc and each of the shareholders of Valentia Telecommunications:

  •
  100,000,000 A Ordinary Shares of €0.50 each;

  •
  7,940,000 B Ordinary Shares of €0.50 each;

  •
  2,390 ESOT Preference Shares of €50,000 each;

  •
  10,000 Balancing Voting Deferred Shares of €0.005 each;

  •
  5,000,000 Adviser Preference Shares of €0.50 each; and

  •
  8,000,000 Third Party Preference Shares of €0.50 each;

  (f)
  On 7 August 2003, the authorised share capital of eircom Group plc was increased from €321,105,002 to €389,435,502 divided into the classes of share described in (d) above excluding unclassified shares, of €1,669,500 but including 140,000,000 Redeemable Preference Shares of €0.50 each;

  (g)
  On 7 August 2003, 66,000,000 Redeemable Preference Shares of €0.50 each were allotted and issued to the ESOT fully paid up in cash at a subscription price of €1 per share;

  (h)
  On 7 August 2003, 660 ESOT Preference Shares of €50,000 each were redeemed at a premium in accordance with their terms;

  (i)
  On 7 August 2003, each of the 1,730 issued ESOT Preference Shares of €50,000 each and each of the remaining 3,270 unissued ESOT Preference Shares of €50,000 each were subdivided into 100,000 ESOT Preference Shares of €0.50 each so that there were 173,000,000 issued ESOT Preference Shares of €0.50 each and 327,000,000 unissued ESOT Preference Shares of €0.50 each;

  (j)
  On 22 October 2003, 164,632 A Ordinary Shares of €0.50 each were allotted and issued, fully paid up in cash at €2.1105 per share;

  (k)
  During the period from 15 December 2003 to 31 March 2004, 61,830,107 Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

  (l)
  On 23 December 2003, 5,000,000 Adviser Preference Shares of €0.50 each were redeemed in accordance with their terms;

  (m)
  On 29 January 2004, 1,804,255 C Shares of €0.05 each were allotted and issued, fully paid up in cash in accordance with their terms;

  (n)
  On 29 January 2004, 1,804,255 C Shares of €0.05 each were conditionally allotted;

  (o)
  On 8 March 2004, the authorised share capital of eircom Group plc was increased to €389,435,502 and £50,000 by the creation of 50,000 Sterling Deferred Shares of £1 each, all of which were allotted and issued, fully paid up in cash at par;

  (p)
  On 18 March 2004, 4 E Ordinary Shares of €0.50 each were allotted and issued, fully paid up in cash;

  (q)
  On 18 March 2004, the authorised share capital of eircom Group plc was increased to €389,745,834 and £50,000 by the creation of 6,206,640 C shares of €0.05 each.

  On Admission

        The following actions took place upon Admission on 24 March 2004:

  (a)
  the 1,804,255 C Shares of €0.05 each, at (n) above, became unconditionally allotted and issued, fully paid up in cash at €0.178 per C Share;

  (b)
  €310,332 standing to the credit of eircom Group plc's merger reserve was capitalised and applied in paying up the nominal value of 6,206,640 C Shares of €0.05 each, which were allotted and issued to the holders of eircom Group plc's issued C Shares pro rata to their existing shareholdings;

  (c)
  the 9,815,150 issued C Shares of €0.05 each were consolidated so that every 10 such C Shares were consolidated into one C Share of €0.50 each;

  (d)
  €49,998 standing to the credit of eircom Group plc's merger reserve was capitalised and applied in paying up the nominal value of 99,996 E Ordinary Shares of €0.50 each which were allotted and issued to the holders of eircom Group plc's issued E Ordinary Shares pro rata to their existing shareholdings;

  (e)
  the 981,515 issued C Shares of €0.50 each were converted into 981,515 E Ordinary Shares of €0.50 each following which there is no longer any issued C Shares of €0.50 each;

  (f)
  the 173,000,000 issued ESOT Preference Shares of €0.50 each (all of which were held by the ESOT) were consolidated into one ESOT Preference Share of €86,500,000;

  (g)
  the authorised share capital of eircom Group plc was increased to €425,000,000 and £50,000 by the creation of 22,541,660 Ordinary Shares of €0.10 each and 173,000,000 Convertible Preference Shares of €0.50 each and the authorised but unissued share capital of eircom Group plc was redesignated so that, the authorised share capital is divided into:

  •
  3,029,999,480 Ordinary Shares;

  •
  5,000,000 Redeemable Preference Shares;

  •
  173,000,000 Convertible Preference Shares;

  •
  66,000,000 Trancheable Redeemable Preference Shares;

  •
  50,000 Sterling Deferred Shares; and

  •
  52,000 Non-Voting Deferred Shares;

  (h)
  the 100,164,632 issued A Ordinary Shares of €0.50 each were sub-divided into 500,823,160 Ordinary Shares, as a result of which, there are no longer any issued A Ordinary Shares;

  (i)
  the 7,940,000 issued B Ordinary Shares of €0.50 each were sub-divided into 39,700,000 Ordinary Shares, as a result of which, there are no longer any issued B Ordinary Shares;

  (j)
  the 1,081,515 issued E Ordinary Shares of €0.50 each were sub-divided into 5,407,575 Ordinary Shares, as a result of which, there are no longer any issued E Ordinary Shares;

  (k)
  the one ESOT Preference Share of €86,500,000 was sub-divided into:

  •
  107,000,000 Convertible Preference Shares; and

  •
  66,000,000 Trancheable Redeemable Preference Shares,

    as a result of which, there are no longer any issued ESOT Preference Shares;

  (l)
  the 10,000 issued Balancing Voting Deferred Shares of €0.005 each were sub-divided into 50,000 Non Voting Deferred Shares of €0.001 each, as a result of which, there are no longer any issued Balancing Voting Deferred Shares;

  (m)
  eircom Group plc allotted and issued 66,000,000 Convertible Preference Shares of €0.50 each to the ESOT, each at a price of €1.00 per Convertible Preference Share in cash;

  (n)
  eircom Group plc allotted and issued, 193,548,386 Ordinary Shares in consideration of the payment of €1.55 per share ("the Offer Price") in cash;

  (o)
  eircom Group plc allotted and issued 64,516 Ordinary Shares at the Offer Price to Kevin Melia, 38,709 Ordinary Shares at the Offer Price to Padraic O'Connor, 48,387 Ordinary Shares at the Offer Price to Maurice Pratt, 25,806 Ordinary Shares at the Offer Price to Didier Delepine, 64,516 Ordinary Shares at the Offer Price to Irial Finan and 10,000 Ordinary Shares at the Offer Price to Donal Roche, all of whom are directors of the Group;

  (p)
  the 8,000,000 issued Non-Voting Third Party Preference Shares of €0.50 each were redeemed in accordance with their terms, at a premium, for an aggregate price of €10,027,045. The redemption was funded out of the proceeds of the allotment and issue of Ordinary Shares upon Admission referred to in sub-paragraph (n) (as to €8,000,000) and out of eircom Group plc's distributable profits (as to balance of €2,027,045), as a result of which, there are no longer any issued Non-Voting Third Party Preference Shares; and

  (q)
  between Admission and 31 March 2004, 2,065,265 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.164 per share.

  Potential Issue of Ordinary Shares

        Certain senior executives hold options to subscribe for 2,247,705 Ordinary Shares in the Company at €1.164 per share under the eircom Group Executive Share Option Plan approved by the shareholders in September 2003. These options must be exercised by 24 March 2005.

        Certain directors and senior management were awarded 1,472,198 free shares under the eircom Group Key Executive Share Award Plan (see note 7). These shares vest in equal portions in March 2005 and March 2006.

        The Rights attending to the classes of shares at 31 March 2004 are:

  (a) Ordinary Shares

        Every member who is present in person shall have one vote on a show of hands and every member present in person or by proxy shall have one vote for every Ordinary Share held on a poll.

        On a distribution of the assets of the Company, the holders of Ordinary Shares are entitled to receive the amount paid up on their ordinary shareholding plus a share of any surplus arising after satisfaction in full of the rights of the holders of the various classes of Preference Shares and Sterling Deferred Shares but before the rights of the holders of Non-Voting Deferred Shares.

  (b) Redeemable Preference Shares

        Holders of Redeemable Preference Shares are entitled (such entitlement ranking at all times in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of the Trancheable Redeemable Preference Shares) to a preferential cash dividend on a maximum of four dates falling in each financial year. The dividend is calculated by apportioning the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such Redeemable Preference Shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest and the aggregate amount of dividends previously paid by eircom Group plc to the holders of Redeemable Preference Shares) between the holders of the Redeemable Preference Shares.

        On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of Trancheable Redeemable Preference Shares) to receive an amount equal to the subscription price of €1 for each Redeemable Preference Share (less any capital duty payable by eircom Group plc on the issue of such share) plus the aggregate interest received by eircom Group plc on the amount of the subscription price in respect of each such share deposited in the designated bank account of such Redeemable Preference Shares (less any tax and/or costs or expenses incurred by eircom Group plc in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment of capital in respect of such Redeemable Preference Share (the "Redeemable Preference Amount").

        Holders of Redeemable Preference Shares are not entitled to receive notice of or to attend or vote at general meetings of eircom Group plc.

        eircom Group plc is required to redeem some or all of the Redeemable Preference Shares which at any time have been appropriated to the Beneficiaries, provided that the applicable Release Date (as defined in the ESOT Trust Deed and/or APSS Trust Deed) has passed, and eircom Group plc has received notice, in accordance with the Articles, from the holder of the Redeemable Preference Shares. eircom Group plc has the option to redeem some or all of the Redeemable Preference Shares at any time after 31 October 2006 by giving notice to the holders of the Redeemable Preference Shares.

  (c) Convertible Preference Shares

        Holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of the holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and in priority to the holders of any other class of share) to a fixed cumulative preferential cash dividend at the rate of 12.25% per annum of the deemed subscription price of each Convertible Preference Share held by them (being €1 per Convertible Preference Share). Such dividends will be paid in arrears at six monthly intervals commencing from 29 September 2004. If such dividend is not paid it shall accumulate and, from the date which it is due until the date of actual payment, accrue notional dividend interest at a rate of 12.25% per annum.

        On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and ranking in priority to the rights of holders of any other class of share) to receive an amount equal to the aggregate amount of any unpaid arrears or accruals of the dividend (including any notional dividend interest that has arisen on unpaid dividends), whether earned or declared or not, calculated up to and including the date of redemption, sale or return of capital or, as the case may be, the date of commencement of winding up, plus the deemed subscription price of that Convertible Preference Share (the "CPS Redemption Amount").

        Holders of Convertible Preference Shares are entitled to receive notice of and to attend and speak at but not to vote at general meetings of eircom Group plc.

        eircom Group plc has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group plc, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects. eircom Group plc has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof, unless the holders of Convertible Preference Shares have first notified the Company of their election for redemption or conversion, at any time on or after 2 November 2013.

        The holders of Convertible Preference Shares have the option to redeem some or all of the Convertible Preference Shares by notifying eircom Group plc on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group plc, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects.

        The holders of Convertible Preference Shares have the option to redeem some or all of the Convertible Preference Shares at any time on or after 2 November 2013 by giving the Company notice.

        The holders of the Convertible Preference Shares have the option to convert, in aggregate, up to 14,416,667 Convertible Preference Shares into Ordinary Shares on the first eleven conversion dates (the first such date being 30 March 2005 and, thereafter, falling at 6 monthly intervals until 29 September 2010), and to convert 14,416,663 Convertible Preference Shares into Ordinary Shares on the last conversion date, such conversion to be made on a pro rata basis amongst holders of Convertible Preference Shares.

        The number of Ordinary Shares into which any Convertible Preference Share shall convert is calculated by dividing the CPS Redemption Amount of that Convertible Preference Share by the volume weighted average price of an Ordinary Share on the relevant conversion date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate).

        Any conversion of Convertible Preference Shares into Ordinary Shares on a Conversion Date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate) is limited so that no holder of Convertible Preference Shares would (together with persons acting in concert with him) hold, following conversion, more than a cap of 29.9% of the Ordinary Shares in issue on that date. Furthermore, if on a Conversion Date or a deferred conversion date or on 2 November 2013 the volume weighted average price of the Ordinary Shares on that date falls below 85% of the Offer Price (the "Floor Price"), no Convertible Preference Shares will convert on that date (the "Floor Price Restriction").

        On 2 November 2013, to the extent that any Convertible Preference Shares remain in issue and these shares have been prevented from converting on the correct deferred conversion date due to either the operation of the Floor Price Restriction or the existence of a non-routine close period, the holders of such shares shall have the option to convert them into Ordinary Shares (again, subject to the 29.9% Cap and the Floor Price Restriction). If, at any time after 2 November 2013, such option is not exercised and the holders of Convertible Preference Shares have not elected to redeem the Convertible Preference Shares then in issue, eircom Group plc will have the option to convert or redeem such shares.

  (d) Trancheable Redeemable Preference Shares

        Holders of Trancheable Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any of the Trancheable Redeemable Preference Shares and Redeemable Preference Shares) to a preferential cash dividend on the first date in any financial year of eircom Group plc, following the date on which the shares are issued or arise on conversion, on which such holders notify eircom Group plc in writing of their wish for a dividend to be declared and paid and on up to a maximum of four other dates falling in each financial year. The dividend is calculated by apportioning the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest) and the aggregate amount of dividends previously paid by eircom Group plc to the holders of the Trancheable Redeemable Preference Shares.

        On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Trancheable Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any other Trancheable Redeemable Preference Shares and Redeemable Preference Shares) to receive an amount equal to the subscription price of each Trancheable Redeemable Preference Share (less any capital duty payable by eircom Group plc on the issue of such share) plus the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such tranche (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment or reduction of capital in respect of such Trancheable Redeemable Preference Share (the "Trancheable Redeemable Preference Amount").

        Holders of Trancheable Redeemable Preference Shares are not entitled to receive notice of or to attend, speak or vote at general meetings of eircom Group plc.

        eircom Group plc is required to redeem some or all of the Trancheable Redeemable Preference Shares which at any time have been appropriated to the Beneficiaries, provided that the applicable Release Date (as defined in the ESOT Trust Deed and/or APSS Trust Deed) has passed, and eircom Group plc has received notice, in accordance with the Articles, from the holder of the Trancheable Redeemable Preference Shares. eircom Group plc has the option to redeem some or all of the Trancheable Redeemable Preference Shares at any time after 2 November 2013.

  (e) Sterling Deferred Shares

        The holders of Sterling Deferred Shares are not entitled to any dividend. On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Sterling Deferred Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares, Trancheable Redeemable Preference Shares and Convertible Preference Shares and in priority to the rights of holders of Ordinary Shares and Non-Voting Deferred Shares) to

receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Sterling Deferred Share.

        The holders of Sterling Deferred Shares are not entitled to receive notice of or to attend, speak or vote at general meetings of eircom Group plc.

        Subject to the Companies Act, eircom Group plc has the option to redeem at any time some or all Sterling Deferred Shares (provided that such shares are credited as fully paid) at a price not exceeding £1 for all of the Sterling Deferred Shares redeemed at any one time.

  (f) Non-Voting Deferred Shares

        The holders of Non-Voting Deferred Shares are not entitled to any dividend. On a winding up of eircom Group plc or other return of capital, the holders of Non-Voting Deferred Shares are entitled to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Non-Voting Deferred Share, only after repayment to the holders of Ordinary Shares of the nominal amount paid up thereon and the payment of €1,000,000 on each Ordinary Share.

        Holders of Non-Voting Deferred Shares are not entitled to receive notice of or to attend, speak or vote at general meetings of eircom Group plc.

        eircom Group plc has the option to redeem at any time some or all Non-Voting Deferred Shares in issue (save for any of such Non-Voting Deferred Shares which were created on the conversion of shares which were not created as redeemable shares) at a price not exceeding one cent for all of the Non-Voting Deferred Shares redeemed at any one time.

28.   Reserves

	Share Premium Accounts	Revaluation Reserve	Capital Redemption Reserve	Merger Reserve	Other Reserves	Profit and loss account
	(in millions)
As at 31 March 2002	€539	€—	€—	€—	€—	€(87)
Revaluation surplus	—	7	—	—	—	—
Loss for the financial year	—	—	—	—	—	(62)

As at 31 March 2003	539	7	—	—	—	(149)
Loss for the financial year	—	—	—	—	—	(531)
Surplus on nominal value of Shares Issued	—	—	—	180	—	—
Revaluation surplus	—	87	—	—	—	—
Share Options Granted	—	—	—	—	8	—
Premium on redemption of Shares	(4)	—	—	—	—	(35)
Transfer to Capital Redemption Reserve on redemption of shares	—	—	33	—	—	(33)
Bonus Issue and cancellation of Shares	(539)	—	—	—	—	539
Premium arising on issue of shares	317	—	—	—	—	—
Expenses payable in respect of shares issued	(66)	—	—	—	—	—
Transfer on realisation of revalued assets	—	(3)	—	—	—	3

As at 31 March 2004	€247	€91	€33	€180	€8	€(206)

29.   Acquisition of Subsidiary Undertakings

        On 28 September 2001, Valentia Telecommunications announced that it had received acceptances for its offer for eircom from shareholders representing 84% of the issued share capital of eircom. Accordingly, the offer became unconditional as to acceptances. On 2 November 2001, the offer was declared wholly unconditional.

        The Valentia Telecommunications Acquisition entitled eircom shareholders to receive a total of €1.365 in cash for each eircom share. This comprised (i) cash consideration of €1.335 per eircom share and (ii) payment of a cash dividend of €0.030 per eircom share.

        The cost of acquisition was €3,033 million (excluding the dividend paid by eircom) comprising purchase consideration of €2,947 million and acquisition expenses of €83 million. The purchase consideration was satisfied by cash paid.

        During the financial year ended 31 March 2004, an adjustment of €3 million was made to the acquisition expenses to reflect certain acquisition costs accrued which were no longer payable, which had the effect of decreasing goodwill by that amount (see note 17).

        The assets and liabilities of eircom on the date of acquisition, and the adjustments to fair values, are set out below:

	Book Value at 2 November 2001	Fair Value Adjustments		Fair Values
	(in millions)
Tangible Fixed Assets	€1,836	€715	(1)	€2,551
Stocks	21	—		21
Debtors	367	208	(2)	575
Assets held for resale	17	133	(3)	150
Creditors & Accruals	(666)	(36	)(4)	(702)
Proposed Dividends	(66)	—		(66)
Provisions for liabilities and charges	(349)	(22	)(5)	(371)
Net Funds	111	—		111

Net Assets acquired	€1,271	€998		€2,269

Purchase Consideration (excluding dividend payable)				3,030

Goodwill Arising on Acquisition				€761

(1)
Adjustment to reflect tangible fixed assets at their fair value being:

•
Open market value for Land & Buildings following valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at 1 December 2001.

•
Depreciated replacement cost for Network, Plant and Equipment.

(2)
Pension surplus arising from actuarial review.

(3)
Recognises the estimated value of assets acquired as part of the eircom Group, which are held for resale at 31 March 2002.

(4)
Recognition of annuity commitments.

(5)
Deferred taxation provision on (2) and (4) above.

30.   Amounts in Group Cash Flow Statement

        Amounts included in the Group cash flow statement are reconciled or analysed as follows:

  (a) Net Cash Flow from all Operating Activities

	Predecessor	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Group operating (loss)/profit before group share of associated undertakings	€(118)	€40	€85	€118
Depreciation, impairment and amortisation	280	204	437	444
Amortisation of pension surplus	—	—	16	16
Cash flows relating to fundamental restructuring, business exits and other provisions	(176)	(20)	(63)	(59)
Non Cash exceptional charges	52	—	10	3
Cashflows relating to prior year exceptional charges	—	—	(7)	(8)
Working Capital
Decrease in stocks	8	7	4	—
Increase/(decrease) in creditors	160	(52)	(127)	(32)
(Increase)/decrease in debtors	(34)	(33)	142	8

Net cash inflow from operating activities	€172	€146	€497	€490

  (b) Return on Investments and Servicing of Finance

	Predecessor	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Interest received	€15	€4	€24	€4
Interest paid	(22)	(50)	(161)	(146)
Dividends paid to minority shareholders	(3)	—	—	—
Non-equity dividends paid	—	—	—	(61)
Debt issue costs paid	—	(51)	(3)	(75)

	€(10)	€(97)	€(140)	€(278)

  (c) Taxation Refunded/(Paid)

	Predecessor	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Corporation tax refund received	€128	€13	€17	€—
Corporation tax paid	(36)	(2)	(13)	(14)

	€92	€11	€4	€(14)

  (d) Capital Expenditure and Financial Investments

	Predecessor	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Payments to acquire tangible fixed assets	€(195)	€(117)	€(197)	€(209)
Receipts from disposal of fixed assets	4	17	8	1
(Payment to)/repayment from ESOT	—	—	(50)	50
Capital grants received	—	19	—	1
Movement in restricted cash balance (net)	—	—	—	(70)

	€(191)	€(81)	€(239)	€(227)

  (e) Acquisitions and Disposals

	Predecessor	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Purchase of subsidiary undertakings	€(8)	€(3,006)	€(9)	€—
Deferred/contingent consideration paid in respect of prior years acquisition	(3)	—	—	—
Advance to subsidiary undertakings (held for resale)	(3)	—	—	—
Receipt in respect of assets held for resale	—	—	191	—
Disposal of subsidiary undertakings	—	—	3	—
Cash acquired/(disposed of) with subsidiary undertakings	—	309	—	(1)
Cash inflow arising on the Demerger of mobile business	251	—	—	—

	€237	€(2,697)	€185	€(1)

  (f) Financing

	Predecessor	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Repayment of loan capital	€(83)	€(4)	€(181)	€(2,230)
Issue of share capital (net of expenses)	—	884	—	338
Issue of Senior and Senior Subordinated Notes	—	—	—	1,060
Additions to loan capital	—	2,219	—	1,250
Capital element of finance lease payments	(47)	(1)	(1)	—
Redemption of preference shares	—	—	—	(76)

Net cash (outflow)/inflow from financing	€(130)	€3,098	€(182)	€342

  (g) Analysis of Net Debt

	At 31 March 2002	Cash Flows	At 31 March 2003	Cash Flows	Other	At 31 March 2004
	(in millions)
Cash at bank and in hand	€316	€124	€440	€(88)	€—	€352
Overdrafts	(2)	1	(1)	—	—	(1)

	314	125	439	(88)	—	351
Debt due within one year	(132)	27	(105)	105	—	—
Debt due after one year	(2,280)	155	(2,125)	(185)	47	(2,263)

	€(2,098)	€307	€(1,791)	€(168)	€47	€(1,912)

31.   Post Balance Sheet Events

  Changes to Share Capital

        The following changes to the share capital of the Company have occurred since 31 March 2004 and 22 July 2004;

          (a)   62,587,551 Trancheable Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms;

          (b)   1,038,354 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms;

          (c)   932,070 options over ordinary shares have been exercised.

32.   Principal Subsidiary and Associated Undertakings

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2004	Business	Registered Office and Country of Incorporation
Valentia Telecommunications (an unlimited public company)	100%	Holding Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Funding (an unlimited public company)	100%	Financing Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen's Green West, Dublin 2, Ireland.
Irish Telecommunications Investments Limited	100%	Telecommunications Financing and Treasury Management	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (U.S.) Limited	100%	Marketing of Telecommunications Services in U.S.A.	114 St. Stephen's Green West, Dublin 2, Ireland.
Eirtrade Services Limited	100%	Provision of Electronic Trading Services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Phonewatch Limited	100%	Installation, Monitoring and Maintenance of Residential Security Systems	114 St. Stephen's Green West, Dublin 2, Ireland.
Indigo Group Limited	100%	Provision of Internet Services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (UK) Limited	100%	Provision of Telecommunications and Related Services	South Quay, Plaza II, 183 March Wall, London, E14 9SH, United Kingdom.
Lan Communications Limited	100%	Systems Integrator	114 St. Stephen's Green West, Dublin 2, Ireland.
Lercie Limited	100%	Dormant Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Investments BV	100%	Investment Holding Company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.
Eircable Limited	100%	Investment Holding Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Holdings Limited	100%	Investment Holding Company	114 St. Stephen's Green West, Dublin 2, Ireland.

Continuous Communications Systems Limited	100%	Communications Contractors	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (Infonet Ireland) Limited	100%	Provision of Global Data Services	114 St. Stephen's Green West, Dublin 2, Ireland.
GoFree Limited	100%	Property Investment Company	114 St. Stephen's Green West, Dublin 2, Ireland.
Topsource Recruitment Limited	100%	Employment Agency	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Net BV	100%	Investment Holding Company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.
eircom International Networks Limited	100%	Provision of Telecommunications and Related Services	114 St. Stephen's Green West, Dublin 2, Ireland.
Associated Undertakings	Interest in Ordinary Shares at 31 March 2004	Business	Registered Office and Country of Incorporation
eircom Enterprise Fund Limited	50%	Seed Capital Company and Early Stage Fund Company	114 St. Stephen's Green West, Dublin 2, Ireland.
Beacon Integrated Solutions Limited	49%	Information Technology Consultancy	Howley's Quay, Limerick, Ireland.
Telecom Engineering Services Limited	35%	Telecommunications Engineering Services	Unit 14, Cherry Orchard Industrial Estate, Dublin 10, Ireland.
Altion Limited	33%	Telecommunications Software Solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.
Buy4Now Limited	22%	E-commerce Software Developer	9 The Mall Beacon Road, Sandyford Industrial Estate, Dublin 18, Ireland.

        Telecom Engineering Services Limited has a financial year ending on 31 July.

33.   Employees

        The average number of persons employed by the Group during the respective financial years were as follows:

	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
Fixed line network and other communications
Operations/Technical	6,452	5,700	5,335
Sales/Customer Support	3,221	2,871	2,439
Administration	665	558	532

	10,338	9,129	8,306
Mobile	191	—	—

Total	10,529	9,129	8,306

        During the financial periods ended 31 March 2002, 31 March 2003 and 31 March 2004, the majority of employees were employed in Ireland.

34.   Pensions

        (a)   The Group's pension commitments are funded through separately administered Superannuation Schemes and are principally of a defined benefit nature. The total Group pension charge, including contributions and amortisation of the pension surplus, in respect of the financial period ended 31 March 2004 was €41 million (31 March 2003: €41 million, 31 March 2002: €10 million, 1 November 2001: €16 million). In respect of the principal scheme, this represents a rate of 8.2% of pensionable emoluments, as advised by the Group's Actuaries. The results for the financial year ended 31 March 2004 include amortisation of €16 million (31 March 2003: €16 million, 31 March 2002: €nil, 1 November 2001: €nil) in respect of a pension surplus of €208 million arising on the Valentia Telecommunications acquisition.

        The last full Actuarial Valuation of the principal scheme was carried out, using the attained age method, as at 31 March 2002 by Mercer Human Resource Consulting who are actuaries to the Scheme but are neither officers nor employees of the Group.

        The actuarial method used involved determining an appropriate future Group contribution rate designed to fund the projected liabilities of the Scheme related to service subsequent to 1 January 1984 over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial valuation was that the Scheme's investments will earn a real rate of investment return, over and above salary inflation and pension increases, of 2.5% per annum. At the date of the last actuarial valuation, the market value of the pension scheme assets was €2,065 million and the actuarial valuation of the assets, attributable to the pension fund, was sufficient to meet more than 100% of the value of the Scheme's accrued liabilities making due allowance for future increases in salaries and pensions.

        The actuarial report is available for inspection by the members of the Scheme at 114 St. Stephen's Green West, Dublin 2. The actuarial report is not available for public inspection.

        (b)   The Irish Minister for Finance is responsible for meeting and discharging the liabilities of: (i) the pension costs of former staff of the Irish Department of Posts and Telegraphs who retired or died before the Vesting Day (1 January 1984); (ii) costs in respect of the pension entitlements, related to pre-vesting day reckonable service, of staff who transferred to eircom from the Irish Civil Service.

Such benefit payments are made from the eircom No. 2 Pension Fund, which was established in March 1999 and received a contribution of €1,016 million from the Irish Minister for Finance in accordance with arrangements set out in the eircom Superannuation (Amendment) Scheme, 1999. However, the Irish Minister for Finance retains liability for these payments.

        (c)   Financial Reporting Standard 17 "Retirement Benefits" disclosures.

        An actuarial valuation of the principal Group scheme as at 31 March 2002, was updated as at 31 March 2003 and 31 March 2004, for FRS 17 disclosure purposes, by a qualified independent actuary. The main financial assumptions used in the valuation were:

	31 March 2002	31 March 2003	31 March 2004
Rate of increase in salaries	4.00%	3.50%	3.50%
Rate of increase in pensions in payment	4.00%	3.50%	3.50%
Discount rate	6.10%	5.50%	5.00%
Inflation assumption	2.25%	2.25%	2.25%

        The assets in the scheme and the expected rate of return were:

	Long-Term Rate of Return Expected at 31 March 2002	Market Value at 31 March 2002	Long-Term Rate of Return Expected at 31 March 2003	Market Value at 31 March 2003	Long-Term Rate of Return Expected at 31 March 2004	Market Value at 31 March 2004
		(in millions)		(in millions)		(in millions)
Equities	8.00%	€1,479	7.75%	€1,027	7.50%	€1,419
Bonds	5.00%	349	4.75%	294	4.50%	248
Cash	3.50%	98	3.00%	60	3.00%	67
Property	6.50%	240	6.25%	309	6.00%	334

		€2,166		€1,690		€2,068

        The following amounts at 31 March 2002, 31 March 2003 and 31 March 2004 were measured in accordance with the requirements of FRS 17:

	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Total market value of assets	€2,166	€1,690	€2,068
Present value of scheme liabilities	(1,807)	(2,015)	(2,360)

Surplus/(deficit) in the scheme	359	(325)	(292)
Related deferred tax (liability)/asset	(45)	41	36

Net pension asset/(liability)	€314	€(284)	€(256)

        If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserves at 31 March 2002, 31 March 2003 and 31 March 2004 would be as follows:

	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Net assets excluding FRS 17 pension asset/(liability)	€812	€757	€549
Net FRS 17 Pension asset/(liability)	314	(284)	(256)
Liability already recognised in financial statements (net of deferred taxation)	32	51	64
Pension asset already recognised in financial statements (net of deferred taxation)	(182)	(168)	(155)

Net assets including pension asset/(liability)	€976	€356	€202

Revenue reserves excluding pension asset/(liability)	€(87)	€(149)	€(206)
Net FRS 17 Pension asset/(liability)	314	(284)	(256)
FRS 17 Liability already recognised in financial statements (net of deferred taxation)	32	51	64
Pension asset already recognised in financial statements (net of deferred taxation)	(182)	(168)	(155)

Revenue reserves including pension asset/(liability)	€77	€(550)	€(553)

        The following amounts would have been recognised in the performance statements for the financial year ended 31 March 2003 and 31 March 2004 under the requirements of FRS 17.

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Operating profit
Current service costs	€36	€40
Past service costs	8	—

	€44	€40

Other finance income
Expected return on pension scheme assets	€154	€114
Interest on pension scheme liabilities	(112)	(111)

	€42	€3

Statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	€(623)	€292
Changes in assumptions underlying the present value of the scheme liabilities	(34)	(211)
Experience gains and losses arising on the pension scheme liabilities	(47)	(32)

Actuarial (loss)/gain recognised in the statement of total recognised gains and losses	€(704)	€49

Movement in surplus/(deficit) during the year
Surplus/(deficit) in scheme at beginning of year	€359	€(325)
Current service costs	(36)	(40)
Contributions paid	22	21
Past service costs	(8)	—
Other finance income	42	3
Actuarial (loss)/gain	(704)	49

Deficit in scheme at end of year	€(325)	€(292)

Experience gains and losses for the year
Difference between the expected returns and actual return on scheme assets	€(623)	€292
Percentage of scheme assets	(37)%	14%
Experience gains and losses on scheme liabilities	€(47)	€(32)
Percentage of the present value of scheme liabilities	(2)%	(1)%
Total recognised in statement of total recognised gains and losses	€(704)	€49
Percentage of the present value of scheme liabilities	(35)%	2%

        Only two years information is included in relation to the experience gains and losses as this represents all of the data available since the adoption of the transitional arrangements under FRS 17 by the Group.

35.   Operating Lease Commitments

        At 31 March 2003 and 31 March 2004, the Group had annual commitments in respect of lease agreements in respect of properties and vehicles, plant and equipment, for which the payments extend over a number of years. The analysis of the Group's annual commitments in respect of operating leases is as follows:

	As at
	31 March 2003		31 March 2004
	Property	Vehicles, plant and equipment	Property	Vehicles, plant and equipment
	(in millions)
Annual commitments under non-cancellable operating lease expiring:
Within one year	€—	€1	€—	€1
Within two to five years	—	2	—	2
After five years	22	—	22	—

	€22	€3	€22	€3

36.   Contingent Liabilities

  Regulatory Compliance Matters

        On 17 October 2002, the Commission for Communications Regulation ("ComReg"), the Irish Regulator for telecommunications, determined that the Group was not in compliance with its obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of the Group's discount schemes and published prices. No penalties were levied on the Group as a result of this review. By agreement with ComReg and at its direction, the Group put internal controls in place that the Group believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and eircom Limited's Statement of Compliance were submitted to ComReg on 30 January 2004. If ComReg concludes that the Group is not complying with its obligations, ComReg could begin an enforcement action. If the Group is found to be in violation of applicable laws and regulations, it may become subject to substantial criminal and civil penalties and fines.

        Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against the Group, seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. The Group submitted its defence on 26 January 2004. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs' alleged budget growth (€25 million) and loss of revenue on the plaintiffs' pricing (€5 million). The Directors do not believe that these figures represent damages which would be properly recoverable from the Group even if it had a liability to the plaintiffs, which is denied by the Group in the proceedings. The particulars also include further unquantified damages. The Directors intend to defend the proceedings vigorously.

  Demerger of the Eircell Mobile business

        Consequent on the Demerger of Eircell in May 2001, the Group has given certain warranties and indemnities to Eircell 2000 plc and Vodafone Group plc, some of which are subject to various limitations. The Group has also given indemnities to Vodafone Group plc, unlimited in time and quantum, in relation to the efficacy of the Demerger. Except for certain warranties relating to taxation and the indemnities in relation to the efficacy of the Demerger (in respect of which the liability of the Group is unlimited in quantum), the liability of the Group for breach of the warranties is limited to

€500 million. The Group has no liability in respect of claims under the warranties unless and until the amount of such claims, excluding claims which are for amounts less than €250,000 each, exceeds €25 million, in which event Vodafone Group plc are entitled to recover the full value of the claims including claims previously notified.

        eircom Limited has undertaken that it will not take any action, other than in the ordinary course of business, which would have the effect of reducing the net asset value of its assets below €200 million at any time up to 27 May 2005 without the prior consent of Vodafone Group plc.

        eircom Limited has covenanted that it will not, and will procure that no other member of its Group or person, firm or Company carrying on the fixed line business of eircom Limited in succession to eircom Limited ("eircom transferee") will not, for a period of three years following the completion of the Vodafone Offer (i.e. up to 13 May 2004), carry on any mobile telecommunications business in competition with the business conducted by Eircell Limited (now Lercie Limited) and its subsidiaries as at 21 December 2000 nor have any significant financial interest in such business.

        eircom Limited has agreed certain other indemnities in relation to costs and liabilities. The Directors are not aware of any such liabilities which would have a material effect on the Group's financial position.

  Exit From Golden Pages

        The Group has given certain warranties to Promedia GCV following the exit from Golden Pages. The liability period for non-tax warranties has expired. The Group has also given certain taxation indemnities and undertakings, which are generally subject to a cap of €10 million.

  Disposal of Cablelink

        The Group gave various tax and other warranties and indemnities to NTL Communications Corporation in connection with the disposal of its shareholding in Cablelink Limited in July 1999. The liability period for non-tax warranties has expired. Notice of any breach in respect of tax warranties must be given by 9 July 2006 and the Group's liability is capped at approximately €500 million.

  Other

        Other than disclosed above, a number of other lawsuits or claims arise in the normal course of business. While any litigation has an element of uncertainty, the directors believe that there were no other contingent liabilities which would have a material adverse effect on the Group's financial position.

        In the normal course of business, the Group has entered into contracts involving the exchange or purchase and sale of foreign currencies and various performance bonds. No material losses are expected in respect of these transactions other than losses for which provision has been made in the financial statements.

37.   Guarantees

  Senior Credit Facilities

        The Senior Credit Facility consists of a €1.4 billion credit facility which has the benefit of guarantees of all amounts payable by a borrower under the terms of the Senior Credit Facility. The Senior Credit Facility and its related guarantees are secured, amongst other things, by a charge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

        The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom Limited. Valentia Telecommunications is the borrower of the €1.250 billion term loan facility and eircom Limited is a borrower under the €150 million revolving credit facility which is currently undrawn.

        The obligations of Valentia Telecommunications, eircom Limited and ITI under the Senior Credit Facility are guaranteed by Valentia Telecommunications, eircom Limited and ITI.

        Valentia Telecommunications has granted a security interest over substantially all of its assets, including a fixed charge over all estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; securities; intellectual property; insurance proceeds; debts, revenue and claims and accounts and a floating charge over all of its other undertakings and assets. In addition, the shares of eircom Limited have been charged in favour of Deutsche Bank AG London as security agent for the creditors under the Senior Credit Facility.

        eircom Limited and ITI have granted a security interest over substantially all of their assets, including a demise over their mortgaged property, fixed charges over all registerable mortgaged property; estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; shares and derivative assets; securities; intellectual property; insurance proceeds; debts, revenue and claims; rights from the local authority under covenants, agreements or statute and accounts and a floating charge over all of their other undertakings and assets.

  Senior Notes

        There is a full and unconditional guarantee of all amounts payable under the Senior Notes. This is a senior, unsecured obligation by eircom Limited, ranking equally in right of payment with all existing and future unsecured senior indebtedness of eircom Limited.

  Senior Subordinated Notes

        Both Valentia Telecommunications and eircom Limited have guaranteed all amounts payable in respect of all Senior Subordinated Notes. The Valentia Telecommunications guarantee is an unsecured, senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of Valentia Telecommunications, including the Senior Credit Facility and the Senior Notes, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of Valentia Telecommunications. The eircom Limited guarantee of all amounts payable under the Senior Subordinated Notes is an unsecured senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Limited, including its obligation under the Senior Credit Facility, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of eircom Limited. In addition, eircom Group plc has also guaranteed on a subordinated basis all amounts payable in respect of all Senior Subordinated Notes. The eircom Group plc guarantee is a general, unsecured subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Group plc.

38.   Commitments

  Preference Shares

        The holders of certain preference shares have the right to require the company to redeem such shares at the redemption price and dates as set out in note 27 to the financial statements.

  Capital Commitments

        Capital commitments of the Group, approved by the Board, amounted to €200 million at 31 March 2004 (31 March 2003: €207 million) of which, €29 million (31 March 2003: €17 million) was contracted for by the Group at 31 March 2004.

39.   Related Party Transactions

        The company has availed of the exemption contained in FRS 8 "Related Party Disclosures" in respect of subsidiaries, 90 per cent or more of whose voting rights are controlled within a Group. Consequently the financial statements do not include disclosure of transactions with entities in the Group.

  31 March 2002

        During the financial year ended 31 March 2002 the ESOT, which controls over 20% of the voting rights of eircom Group plc, reclaimed €7 million of professional fees that they incurred in relation to the acquisition of eircom by Valentia Telecommunications. These costs were included in acquisition expenses in the balance sheet and have not been charged to the profit and loss account. There were no amounts outstanding at 31 March 2002.

        During the financial year ended 31 March 2002 Lionheart Ventures (Overseas) Limited, a company which Sir Anthony O'Reilly, a director and former shareholder of the Group, owns and controls, reclaimed €0.2 million of professional fees that they incurred in relation to the acquisition of eircom by Valentia Telecommunications. These costs were included in acquisition expenses in the balance sheet and have not been charged to the profit and loss account. There were no amounts outstanding at 31 March 2002.

        During the financial year ended 31 March 2002, entities affliliated with Soros Private Equity Partners ("Soros"), to which at that time certain directors of the Company were affiliated, reclaimed €10 million of professional fees that they incurred in relation to the acquisition of eircom by Valentia Telecommunications. €7 million of these costs were treated as share issue costs and were written off to the share premium account in the balance sheet and there has been no charge to the profit and loss account. €3 million of these costs were treated as debt issue costs and were charged to the profit and loss account. There were no amounts outstanding at 31 March 2002.

        During the financial year ended 31 March 2002, entities affiliated with Providence Equity Partners Inc ("Providence"), to which at that time certain directors of the Company were affiliated, reclaimed €21.6 million of professional fees that they incurred in relation to the acquisition of eircom by Valentia Telecommunications. €5.2 million of these costs were included in acquisition expenses in the balance sheet and have not been charged to the profit and loss. €8.7 million of these costs were treated as share issue costs and were written off to the share premium account in the balance sheet and there has been no charge to the profit and loss account. €7.7 million of these costs were treated as debt issue costs and were charged to the profit and loss account. At 31 March 2002 there was a balance due to Providence of €0.3 million.

        During the financial year ended 31 March 2002 A&L Goodbody solicitors, a partnership that Paul Carroll, who was a director of Valentia Telecommunications and eircom Group plc up to 18 March

2004, is a partner of, provided legal services to the Group. The total fees in respect of these services amounted to €8.5 million. €8.2 million of these costs were included in acquisition expenses in the balance sheet and have not been charged to the profit and loss account. €0.3 million of these costs were treated as debt issue costs and were charged to the profit and loss account. At 31 March 2002 there was a balance due to A&L Goodbody solicitors of €0.8 million in respect of these costs.

  31 March 2003

        During the financial year ended 31 March 2003, the ESOT, was loaned €50 million by Valentia Telecommunications. This loan was unsecured, interest free and originally had a fixed repayment date within one year but this was extended to October 2003. The ESOT agreed to waive their dividend entitlements in relation to 474 ESOT Preference Shares for the duration of the ESOT loan from Valentia Telecommunications. This loan was repaid during the financial year ended 31 March 2004.

        During the financial year ended 31 March 2003, Lionheart Ventures (Overseas) Limited, was paid €0.2 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

        During the financial year ended 31 March 2003, Soros was paid €0.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

        During the financial year ended 31 March 2003, Providence was paid €1.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

        During the financial year ended 31 March 2003, A&L Goodbody, solicitors, provided legal services to the Group. The total fees in respect of these services amounted to €5.1 million. All of these costs were expensed in the year in the profit & loss account.

  31 March 2004

        During the financial year ended 31 March 2004, Lionheart Ventures (Overseas) Limited, was paid €0.1 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

        During the financial year ended 31 March 2004, Soros was paid €0.3 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

        During the financial year ended 31 March 2004, Providence was paid €0.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

        During the financial year ended 31 March 2004, A&L Goodbody, solicitors provided legal services in the Group. The total fees in respect of these services amounted to €5.8 million. During the year, costs of €1.5 million, in relation to the Reorganisation and Refinancing of the Group, were included as debt issue costs and costs of €3.1 million in relation to the flotation were capitalised against share premium. The remaining costs incurred of €1.2 million were included in operating costs in the profit and loss account. At 31 March 2004, there was a balance due to A&L Goodbody solicitors of €3.4 million in respect of these costs. These amounts are stated exclusive of VAT.

        During the financial year ended 31 March 2004, Lionheart Ventures (Overseas) Limited invoiced the Group for costs of €0.5 million in relation to the Reorganisation and Refinancing of the Group. These costs were included as debt issue costs. There were no amounts outstanding at 31 March 2004.

        During the financial year ended 31 March 2004, Soros invoiced the Group for costs of €1.8 million in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

        During the financial year ended 31 March 2004, Providence invoiced the Group for costs of €4.5 million in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

        During the financial year ended 31 March 2004, the ESOT reclaimed €3 million of professional fees that it incurred in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. The ESOT also reclaimed €3 million of professional fees that it incurred in relation to the flotation of the Group. These costs were capitalised against share premium. At 31 March 2004, there was a balance due to ESOT of €4.1 million in respect of these costs.

        During the financial year ended 31 March 2004, €6.4 million of the payments to related parties in respect of the amounts included as debt issue costs have been charged to the profit and loss account as a result of the exceptional write off of certain debt issue costs and amortisation of debt issue costs included in interest payable.

40.   Reconciliation to United States Generally Accepted Accounting Principles

        The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). These differences are described below together, where appropriate, with an explanation of the method used to determine the adjustments to net loss attributable to Group shareholders for the financial period from 1 April 2001 to 1 November 2001 (predecessor), the financial period from 2 November 2001 to 31 March 2002 (successor), the financial year ended 31 March 2003 (successor) and the financial year ended 31 March 2004 (successor), and shareholder's equity as at 31 March 2003 (successor) and 31 March 2004 (successor).

        The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net loss attributable to group shareholders amount and the equity shareholders' funds amount under UK GAAP to the amounts which would have been reported had U.S. GAAP been applied.

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Reconciliation of net loss:
Net loss attributable to Group Shareholders (equity and non-equity) under UK GAAP	(r)	€(158)	€(75)	€(40)	€(103)
U.S. GAAP adjustments:
Goodwill	(a)	—	16	38	38
Intangible Assets	(a)	—	(10)	(18)	(11)
Revenue	(b)	9	(7)	(9)	(4)
Revaluations	(c)	11	—	—	3
Provisions for restructuring and transformation costs	(d)	(31)	(17)	(94)	(60)
Provision for exit from certain international and multimedia activities	(e)	(5)	(4)	1	—
Debt issue costs	(f)	—	51	(7)	(42)
Pensions costs	(g)	30	10	35	(22)
Derivative financial instruments	(h)	(2)	6	(47)	35
Annuity scheme	(i)	(36)	—	—	—
ESOT Trust	(j)	(178)	(27)	(128)	(92)
Capitalised interest costs	(k)	1	5	5	3
Indefeasible rights to use (IRU)	(l)	1	1	1	1
Impairment of long-lived assets	(m)	21	—	15	38
Asset held for sale	(n)	—	5	(5)	—
Share options	(o)	—	—	—	1
Deferred taxes	(p)	—	4	10	5
Net Deferred taxes on U.S. GAAP adjustments	(p)	19	8	26	11

Net loss under U.S. GAAP		€(318)	€(34)	€(217)	€(199)
Dividends on Preference Shares	(q)	—	(12)	(22)	(29)

Net loss under U.S. GAAP attributable to ordinary shareholders		€(318)	€(46)	€(239)	€(228)

U.S. GAAP net loss consists of (loss)/profit from:
Continuing operations		€(272)	€(39)	€(212)	€(199)
Discontinued operations		(46)	5	(5)	—

Net loss		€(318)	€(34)	€(217)	€(199)

Operating (loss)/profit from continuing operations		€(317)	€2	€(72)	€11

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in euro)
Basic and diluted loss per share:
Continuing operations	€(0.13)	€(0.11)	€(0.47)	€(0.43)
Discontinuing operations	(0.02)	0.01	(0.01)	—

Total basic and diluted loss per share	€(0.15)	€(0.10)	€(0.48)	€(0.43)

Weighted average number of shares outstanding under U.S GAAP:
Basic and diluted	2,069,652,860	482,778,389 (1)	502,394,689 (1)	535,861,158 (2)

(1)
E Ordinary Shares and C Shares are not included in the computation of basic net earnings per share since these classes of shares were subject to transferability restrictions.

(2)
Diluted earnings per share does not take into account 173,000,000 Convertible Preference Shares (119,310,345 ordinary shares when converted into ordinary shares at the price per ordinary shares on 31 March 2004) since these would be anti-dilutive. In addition, 3,719,903 options and awards over ordinary shares which are not yet exercised have not been taken into account in calculating diluted earnings per share since these would be anti-dilutive.

		Successor
		As at
	Notes	31 March 2003	31 March 2004
		(in millions)
Reconciliation of shareholders' equity:
Shareholders' funds under UK GAAP		€757	€549
U.S. GAAP adjustments:
Goodwill	(a)	(215)	(177)
Intangible assets	(a)	172	161
Revenue	(b)	(16)	(20)
Revaluations	(c)	(7)	(91)
Provision for restructuring and transformation costs	(d)	68	8
Debt issue costs	(f)	44	2
Pensions costs	(g)	(1)	(23)
Derivative financial instruments	(h)	(41)	(6)
ESOT Trust	(j)	4	—
Capitalised interest costs	(k)	10	13
Indefeasible rights to use (IRU)	(l)	(25)	(24)
Impairment of long-lived assets	(m)	15	53
Deferred taxes	(p)	(75)	(70)
Deferred taxes on U.S. GAAP adjustments	(p)	(24)	(13)
Redeemable Preference Shares	(q)	(252)	(243)

Shareholders' equity under U.S. GAAP		€414	€119

  (a) Purchase Accounting Adjustments

  Predecessor Period

  Goodwill

        In the consolidated financial statements prepared in accordance with UK GAAP, goodwill arising on the acquisition of a subsidiary or associated undertaking arising before 3 April 1998 remains eliminated against reserves. Financial Reporting Standard ("FRS") 10 "Goodwill and Intangible Assets", which applies to accounting periods ended on or after 23 December 1998, requires capitalisation and amortisation of goodwill over its estimated economic life. As permitted by FRS 10, the Group elected to apply its requirement prospectively.

        Under U.S. GAAP, prior to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill of the Group was capitalised as an intangible fixed asset or, in the case of associated undertakings, recorded as part of the carrying value of the associated undertaking and amortised against net income over its economic life.

  Intangible Assets

        In the predecessor periods, under UK GAAP, the Group recorded an expense relating to a licence to operate its mobile communications services, which the Group was obligated to obtain from the Irish Government, as a result of the Government's decision to liberalise the mobile communications market in Ireland. Under UK GAAP, the cost of the licence was prudently expensed as incurred. Under U.S. GAAP the cost of the licence was recorded as an intangible non-current fixed asset and amortised over the term of the licence of 15 years. Additionally, on 1 January 2000, the Group purchased a second mobile licence for €7.2 million, which was charged to expense under UK GAAP. The licence was capitalised for U.S. GAAP and was amortised over the term of the licence of 11 years. As the Group disposed of its mobile communication operations in May 2001, these licences are effectively disposed of at that date.

  Successor Period

  Goodwill and Intangible Assets

        On 2 November 2001, eircom Limited was acquired by Valentia Telecommunications. Under UK GAAP the consideration paid for a business is assigned first to the separable tangible assets acquired and liabilities assumed on the basis of their fair values at the acquisition date. Any excess of consideration over the fair value of the net tangible assets acquired was allocated to goodwill and amortised over 20 years.

        Under U.S. GAAP, SFAS No. 141 "Business Combinations" applies, which addresses the accounting and reporting for all business combinations initiated after 30 June 2001. SFAS No. 141 requires that the cost of an investment is assigned to assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In addition, SFAS No. 141 requires that an intangible asset must be separately identified and recognised apart from goodwill, and disclosed accordingly. An intangible asset should be recognised apart from goodwill if it arises from contractual or other legal rights, or if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed or exchanged. For U.S. GAAP purposes, the fair values have been assigned to certain intangible assets as shown in the table below.

        Effective 1 April 2002, under U.S. GAAP, the Group adopted SFAS No. 142, which established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition as well as how they are to be accounted for after they have been initially recognised in the financial statements. As a result of the adoption of this standard, the Group will not amortise goodwill, rather, they will test it for impairment on an annual basis based on a fair value approach. Additionally under SFAS No. 142, since the acquisition of the Group by Valentia Telecommunications was after 30 June 2001, goodwill has not been amortised for periods after 2 November 2001 (the acquisition date). Upon adoption of this standard, the Group completed a transitional impairment test for its goodwill and intangible assets and determined that there were no impairments to be recorded. The Group also completed its annual impairment test for its goodwill and indefinite-lived intangible assets as at 31 March 2004 and determined that there was no impairment to be recorded.

        The following table represents the allocation of the purchase price to net assets acquired in accordance with U.S. GAAP:

			(in millions)
Consideration			€3,030
Fair value of net assets acquired under UK GAAP			2,269

Goodwill arising under UK GAAP			761
Less: additional fair value adjustments under U.S. GAAP:
Regulatory assets	(i)	13
Customer base	(i)	105
Trade names/trademark	(i)	82
ESOT trust	(ii)	107
Pensions	(iii)	(46)
Restructuring and redundancy costs not recognised	(iv)	182
Indefeasible rights to use	(v)	(27)
Deferred taxes on UK GAAP fair value adjustments	(vi)	(89)
Deferred taxes on U.S. GAAP adjustments	(vi)	(58)	269

Goodwill arising under U.S. GAAP			€492

(i)
The intangible regulatory asset and customer base are being amortised over 1 and 10 years respectively. The trademark has an indefinite life and is not being amortised.

(ii)
Under U.S. GAAP, the Group recognised an asset for the unallocated net assets of the ESOT Trust. Under UK GAAP the Trust asset is not recognised. See note 40(j).

(iii)
Under UK GAAP, pensions were valued on an actuarial basis at the date of acquisition. Under U.S. GAAP, the projected benefit obligation and the fair value of plan assets were remeasured at the date of acquisition and the resulting net prepaid pension asset was recorded.

(iv)
Under UK GAAP, at the date of acquisition, the Group has recorded provisions for certain voluntary redundancy schemes and other transformation costs based on the fact that a legal or constructive obligation exists and the amount can be reasonably estimated. Under U.S. GAAP, this liability would not be recognised at the date of acquisition since they would not be recognised under either SFAS No. 88 "Employers' Accounting for Settlement and Curtailment of Defined Benefits" ("SFAS No. 88") or EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination ("EITF 95-3")". See note 40(d).

(v)
Under UK GAAP, the Group recorded a liability for its obligations related to the service portion of IRU contracts to purchase and sell capacity. Under U.S. GAAP, since the entire IRU contract has been accounted for as a service contract, the Group has recorded a liability based on the estimated fair value of the Group's legal obligation associated with the entire contract. See note 40(l).

(vi)
Under UK GAAP, deferred taxes are not provided in respect of fair value adjustments made to record the Group's basis in the assets acquired. Under U.S. GAAP, deferred taxes related to fair value adjustments must be provided.

  (b) Revenue Recognition

        Under UK GAAP, the Group recognises the revenue related to connection fees at the time the service is provided. Under U.S. GAAP, the connection fees are recognised over the average customer life of three to seven years. Expenses, where exceeding revenue, are only deferred to the extent of revenue.

        "Staff Accounting Bulletin No. 101" ("SAB 101") provides guidance on revenue recognition under U.S. GAAP. Amongst other items, SAB 101 addresses the timing of revenue recognition relating to non-refundable, up-front fees. The Group performs a detailed analysis of their connection fees and associated expenses accordingly.

  (c) Revaluations

        In accordance with UK GAAP, the Group's consolidated financial statements are prepared in accordance with the historical cost convention except that property is periodically restated on the basis of appraised values. Subsequent depreciation is computed on the revalued amounts. Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Under U.S. GAAP depreciation charges would have been €3 million lower, for the financial year ended 31 March 2004, since the assets would have had a lower depreciable base.

        Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Adjustment of the amounts reported under UK GAAP for property to the amounts reportable under U.S. GAAP would result in a reduction of the book value of tangible fixed assets by €7 million and €91 million as at 31 March 2003 and 31 March 2004 respectively.

  (d) Provisions for Restructuring and Transformation Costs

        Under UK GAAP, the Group has recorded provisions for fundamental restructuring and certain voluntary redundancy schemes in respect of staff restructuring and other aspects of its business transformation, which are in the course of implementation, when a legal or constructive obligation exists, and the amount can be reasonably estimated.

        Under U.S. GAAP, costs related to voluntary early retirement and severance schemes are accounted for in accordance with SFAS No. 88. Generally the timing of expense recognition differs between UK GAAP and U.S. GAAP because, under UK GAAP, a constructive obligation is deemed to exist when the Group agrees to accept and discharge responsibility under the terms of voluntary early retirement and severance schemes with the employees and their unions. U.S. GAAP requires that the individual employees have accepted the offer to retire or to participate in severance programs before the expense is recognised.

        The following table reconciles the movement in the staff restructuring provisions as presented under UK GAAP to the amounts presented under U.S. GAAP (see note 25):

	Staff Restructuring Provision Under UK GAAP	Adjustment	Staff Restructuring Provision Under U.S. GAAP
	(in millions)
As at 1 April 2001 (predecessor)	€201	€(201)	€—
Utilised	(32)	—	(32)
Charged to the consolidated profit and loss account	1	31	32

As at 1 November 2001 (predecessor)	€170	€(170)	€—

As at 2 November 2001 (successor)	€170	€(170)	€—
Utilised	(17)	—	(17)
Charged to the consolidated profit and loss account	—	17	17

As at 31 March 2002	153	(153)	—

Utilised	(83)	—	(83)
Charged to the consolidated profit and loss account	11	94	105
Transfer from accruals	36	—	36
Transfer from provision for exit from certain international and multimedia activities	9	(9)	—

As at 31 March 2003	126	(68)	58

Utilised	(45)	—	(45)
(Credited)/charged to the consolidated profit and loss account	(1)	60	59

As at 31 March 2004	€80	€(8)	€72

  (e) Provision for exit from certain international and multimedia activities

        Under UK GAAP, the Group has recorded provisions for the exit from certain international and multimedia activities as part of its business transformation, which are in the course of implementation when a legal or constructive obligation exists, and the amount can be reasonably estimated.

        Under U.S. GAAP, these transformation costs, which mainly relate to involuntary contract termination and voluntary staff exit costs, do not qualify as exit costs based on guidance provided by the Emerging Issues Task Force Consensus 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)" ("EITF 94-3"). Certain costs related to warranties accrued under UK GAAP, as a result of discontinuing certain activities, do qualify for accrual under EITF 94-3.

        The following table reconciles the movement in the provision for exit from certain international and multimedia activities as presented under UK GAAP to the amounts presented under U.S. GAAP (see note 25):

	Provisions for Exit from Certain International and Multi-Media Activities under UK GAAP	Adjustment	Provisions for Exit from Certain International and Multi-Media Activities under U.S. GAAP
	(in millions)
As at 1 April 2001 (predecessor)	€23	€(17)	€6
Utilised	(10)	—	(10)
Charged to the consolidated profit and loss account	3	5	8

As at 1 November 2001 (predecessor)	€16	€(12)	€4

As at 2 November 2001 (successor)	€16	€(12)	€4
Utilised	(5)	—	(5)
Charged/(credited) to the consolidated profit and loss account	—	4	4

As at 31 March 2002	11	(8)	3
Utilised	(2)	—	(2)
Charged/(credited) to the consolidated profit and loss account	—	(1)	(1)
Transfer to provision for restructuring and transformation costs	(9)	9	—

As at 31 March 2003 and 2004	€—	€—	€—

  (f) Debt Issue Costs

  Successor

        Under UK GAAP, debt issuance costs associated with Debt are required to be amortised up to the earliest date on which the repayment option can be exercised unless there is no genuine possibility that the option will be exercised. Debt issuance costs associated with the previous Debt were written off in full during the financial period from 2 November 2001 to 31 March 2002. Under U.S. GAAP, debt issuance costs are amortised to income based on the contractual life of the loan using the effective interest method.

        The Group completed a Reorganisation and Refinancing programme in July and August 2003, which resulted in the previous debt being repaid in August 2003. Under U.S. GAAP, the remaining unamortised portion of the debt issue costs of €44 million, included in the balance sheet under U.S. GAAP at 31 March 2003, has been charged to the statement of profit and loss during the financial year ended March 2004. In addition, under UK GAAP a charge of €2 million was recorded in relation to the intended early repayment of a portion of the debt. This charge is not permitted under U.S. GAAP.

  (g) Pension Costs

        Under UK GAAP, pension costs are determined in accordance with Statement of Standard Accounting Practice No. 24, "Accounting for Pension Costs", and costs are expensed over employees' working lives. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87, "Employers Accounting for Pensions," ("SFAS No. 87") and SFAS No. 88. In accordance with the requirements of U.S. GAAP, the Group performs annual pension valuations. Differences between the amounts under UK GAAP and U.S. GAAP arise from the requirement to use different actuarial methods and assumptions and the method of amortising surpluses or deficits.

  (h) Derivative Financial Instruments

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This Statement became effective for the Group on 1 April 2001 and establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all freestanding and many embedded derivatives on the balance sheet at their fair value, regardless of any hedging relationship designation. Derivative instruments must be classified as hedging transactions (either fair-value hedges, cash flow hedges or net investment hedges in a foreign operation) or non-hedging transactions, and the accounting treatment of derivative instruments and hedged items depends on this classification. Changes in the fair value of derivative instruments that do not qualify for, or are not designated in, hedging relationships are recognised immediately in current period earnings when they occur.

        Initial application of SFAS No. 133

        On 1 April 2001, the Group recognised all freestanding derivative instruments as either separate assets or liabilities and measured them at their fair value. In accordance with the transition provisions of SFAS No. 133, this resulted in the recording of an asset of €4 million in other assets and a corresponding offsetting adjustment of €4 million to the designated hedged item resulting from the economic hedging relationship existing prior to the adoption of SFAS No. 133.

        Post-transition-date accounting under SFAS No. 133

        The Group elected not to designate any of its derivative financial instruments in hedging relationships as defined by SFAS No. 133. Accordingly, for U.S. GAAP purposes the Group recognises changes in the fair value of derivative financial instruments through current earnings.

  (i) Annuity Scheme

        The Group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or in an annuity to be paid out over a period of ten years. Under UK GAAP, prior to 2 November 2001, the Group recorded a liability at the date that an employee elected to receive the annuity, which represented a net amount consisting of the estimated present value of the fixed payment stream due to the employee less the value of the assets set aside to fund the liability, taking account of the expected future return on those assets being invested for the period. Subsequently, due to the continued downturn in equity markets, the Group changed the way it estimated the net liability and calculated it as the net of the present value of the fixed payment stream due to employees and the fair value of the assets set aside to fund the payment stream on the balance sheet date. Under U.S. GAAP, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The assets have been classified as trading securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", with all unrealised gains or losses recorded through current earnings as a restructuring charge. As a result, a U.S. GAAP adjustment is recorded to measure the assets at their fair value.

        The annuity scheme liability and the fair value of the assets set aside to fund the liability were €141 million and €83 million at 31 March 2003, and €155 million and €83 million at 31 March 2004, respectively.

  (j) ESOT Trust

        On 1 April 1999, the eircom Employee Share Ownership Trust ("ESOT") was established for the benefit of eligible employees. The ESOT was funded by a combination of third party loans, loans from the Group and contributions of shares by the Group.

        The net assets of the ESOT Trust were divided into approximately 329 million units. The units were allocated to employees, subject to a minimum period of twelve months of qualifying employment with the Group, who had entered into contracts of participation with the ESOT. Employees that ceased to be employed by the Group retained their right to the units allocated before the termination of their service. Each eligible employee was allocated the same number of units (pro rated if the service period is less than 5 years at 1 November 2003). The units of the ESOT have been allocated to eligible employees through eleven notional allocations over a five year period ending 1 November 2003.

        At 31 March 2003 and 31 March 2004, the ESOT had unallocated outstanding debt under a legal mortgage from ZCM Matched Funding Corp ("ZCM"), of €7 million and €nil, respectively. At 31 March 2003 and 31 March 2004, the ESOT had unallocated outstanding debt payable to the Group of €9 million and €nil, respectively.

        During the financial year ended 31 March 2004, the Group's capital structure underwent several changes (see note 27 to these consolidated financial statements and note 25 to Valentia Telecommunications consolidated financial statements).

        At 31 March 2003 and 31 March 2004, the Trust held the following allocated and unallocated shares in the Group based on the proportion of allocated and unallocated units of the Trust:

	Valentia Telecommunications	eircom Group plc
	Number of shares at 31 March 2003	Number of shares at 31 March 2004
Ordinary Shares allocated	—	216,213,709
Convertible Preference Shares allocated	—	173,000,000
Trancheable Redeemable Preference Shares allocated	—	66,000,000
Redeemable Preference shares allocated	—	4,169,893
Class A shares allocated	19,928,792	—
Class A shares unallocated	4,406,208	—
Class B shares allocated	6,502,347	—
Class B shares unallocated	1,437,653	—
ESOT Preference Shares allocated	1,957	—
ESOT Preference Shares unallocated	433	—

        At 31 March 2003 and 31 March 2004, the Trust held the following allocated and unallocated shares in Vodafone Group plc:

	Valentia Telecommunications	eircom Group plc
	Number of shares at 31 March 2003	Number of shares at 31 March 2004
Vodafone Group plc shares allocated	56,453,765	67,943,924
Vodafone Group plc shares unallocated	12,481,790	—

        At 31 March 2003 the Trust had unallocated net assets totalling 18.11% of the Trust. The fair value of the unallocated assets totalled €84 million at 31 March 2003. As of 31 March 2004, all units of the trust had been allocated, and as a result, there were no unallocated net assets of the trust remaining.

        Under UK GAAP, the lump sum payment in respect of establishing the ESOT Trust of €127 million, paid to the ESOT by the Group, was expensed in the consolidated profit and loss account of the Group in the financial year ended 31 March 1999. No further expense arises under UK GAAP.

        Under U.S. GAAP, the Group applies the provisions of AICPA Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). Accordingly, at 31 March 2003, the unallocated third party debt of the ESOT, and related accrued interest, were recorded in the Group's consolidated balance sheet. At 31 March 2004, since all units of the trust had been allocated, there was no third party debt recorded in the Group's consolidated balance sheet.

        The unallocated note payable from the Trust to the Group and the related unallocated note receivable from the Trust at 31 March 2003 were not recorded on the consolidated balance sheet of the Group. The unallocated Class A and B shares of the Group held by the Trust at 31 March 2003 were recorded as unearned ESOT shares in stockholders' equity at their fair values at the time they were acquired by the ESOT. Dividends on unallocated shares were used to repay the unallocated ESOT debt and interest. The dividends on unallocated ordinary shares were not considered dividends under U.S. GAAP for financial reporting purposes and were reported as a reduction of debt and dividends payable. Both the unallocated and allocated ESOT Preference Shares as of 31 March 2003, and the allocated Convertible Preference Shares, Trancheable Redeemable Shares and Redeemable Preference Shares as of 31 March 2004 have been recorded outside of permanent equity since they are redeemable for cash by the participants.

        As of 31 March 2003, the unallocated cash and shares in Vodafone Group plc held by the Trust were recorded on the balance sheet of the Group in proportion to the unallocated units of the Trust as part of the ESOT trust assets under U.S. GAAP. The unallocated Vodafone Group plc shares were classified as available for sale securities. Management determined that the decline in the fair value of these shares was other than temporary. As a result, the Group recognised an impairment on the Vodafone Group plc shares of €44 million, €25 million, €29 million for the period from 1 April 2001 to 1 November 2001, the period from 2 November 2001 to 31 March 2002, and the financial year ended 31 March 2003. There was no further decline in the fair value of the unallocated Vodafone Group plc shares during the financial year ended 31 March 2004.

        Under U.S. GAAP, the Group recognises administrative charges incurred by the ESOT, interest expense on the unallocated ESOT debt, and trust expense equal to the average fair value of the Trust units allocated during the period that the employees earn the allocation.

        Trust units allocated to employees totalled 59.9 million, nil, 60.0 million and 60.7 million in the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004, respectively. Trust expense totalled €134 million, €2 million, €99 million and €92 million in the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004, respectively. Since all units of the Trust have been allocated as of 31 March 2004, there will be no further compensation charges related to the allocation of shares by the ESOT.

  (k) Capitalised Interest Costs

        Under UK GAAP, the Group does not capitalise interest. Under U.S. GAAP, in accordance with the provisions of SFAS No. 34, "Capitalisation of Interest Costs," the estimated amount of interest incurred while constructing major capital projects is required to be capitalised and depreciated over the lives of the related assets, resulting in an increase in the Group's non-current assets under U.S. GAAP. The amount of interest capitalised is determined by reference to the weighted average interest rates on outstanding borrowings.

        The U.S. GAAP adjustments resulted in cumulative gross recognised interest of €12 million and €19 million and accumulated amortisation of €2 million and €6 million as at 31 March 2003 and 31 March 2004, respectively. Interest recognised amounted to €10 million, €5 million, €7 million and €6 million and amortisation amounted to €9 million, €nil, €2 million and €3 million for the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004, respectively.

  (l) Indefeasible Rights to Use

        During the financial period from 1 April 2001 until 1 November 2001, the Company entered into indefeasible rights to use ("IRU") contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under UK GAAP, the income associated with the service portion of the sales contract is being recognised over a seven-year period, and the remaining IRU income was recognised when the contract was entered into. Under U.S. GAAP the sales contracts were accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period. Under UK GAAP, the purchase contracts have been accounted for as a capital asset depreciated over a seven-year period. Under U.S. GAAP the purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight line basis as rent expense over a seven year period.

  (m) Impairment of Long-Lived Assets

        Under UK GAAP, the Group recognised impairments for certain assets based on results of revaluations and other factors including a review of discounted future cash flows where appropriate. Under SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), an asset is considered to be impaired when its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The undiscounted cash flows include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Under UK GAAP the Group also recognised impairment losses arising from revaluations of land and buildings where the revalued amount of a fixed asset is below the carrying value of the fixed asset. To the extent that the revalued amount of the fixed assets are below the historical cost, the impairment charge is recognised in the profit and loss account under UK GAAP. For certain long-lived assets impaired by the Group under UK GAAP, the sum of the undiscounted cash flows directly associated with the assets exceeded their carrying value. Thus, the criteria for impairment under SFAS No. 144 were not met, and a portion of the impairment expense recognised under UK GAAP was added back to net income for U.S. GAAP purposes.

        During the financial period from 1 April 2001 to 1 November 2001 the Group noted changes in circumstances and business climate affecting duct assets in Northern Ireland and international capacity contracts that were indicative of a potential impairment. Specifically, the Group noted significant over capacity in the international telecommunications market in which the Group operates. As a result, the Group undertook an assessment of the recoverability of the carrying value of these assets. In this assessment, the Group examined separate undiscounted expected future cash flows resulting from these assets over their remaining useful lives, which indicated an aggregate net negative cash flow for the period. These forecasts represented management's best estimates of future results of the forecast period. Based on the projected negative cash flows for these assets over their remaining useful lives, the Group recorded an impairment charge during the financial period from 1 April 2001 to 1 November 2001 of €28 million under both UK GAAP and U.S. GAAP, to reduce the carrying value of the assets to their recoverable value of zero.

        During the financial year ended 31 March 2004 the Group noted changes in circumstances and business climate affecting Global Crossing and Gemini International Cables that were indicative of a potential impairment. Specifically, the Group noted significant over capacity in the international telecommunications market in which the Group operates. As a result, the Group undertook an assessment of the recoverability of the carrying value of these assets. In this assessment, the Group examined separate undiscounted expected future cash flows resulting from these assets over their remaining useful lives, which indicated an aggregate net negative cash flow for the period. These forecasts represented management's best estimates of future results of the forecast period. Based on the projected negative cash flows for these assets over their remaining useful lives, the Group recorded an impairment charge during the financial year ended 31 March 2004 of €9 million under both UK GAAP and U.S. GAAP, to reduce the carrying value of the assets to their recoverable value of zero.

        During the financial years ended 31 March 2003 and 31 March 2004 the Group recognised impairment charges in respect of land & buildings of €15 million and €38 million, respectively, where the revalued amount was below the historical cost of the relevant fixed assets. Under US GAAP the sum of the undiscounted cash flows directly associated with the assets exceeded their carrying value. Thus, the criteria for impairment under SFAS No. 144 were not met, and the impairment expense recognised under UK GAAP was added back to net income for U.S. GAAP purposes.

  (n) Asset Held for Sale

        Beginning 2 November 2001, under UK GAAP, the results of Golden Pages Limited were not consolidated into the Group since it was required to be reclassified as an asset held for sale under UK GAAP, up to its date of exit in May 2002. Under U.S. GAAP, in accordance with APB No. 30, Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, ("APB No. 30"), Golden Pages Limited did not meet the criteria of an asset held for sale at 2 November 2001. For purposes of U.S. GAAP, the results of operations of Golden Pages Limited have been included in the financial statements as a discontinued operation up until its exit in May 2002.

        The net assets of Golden Pages Limited at the exit date consisted of the following:

As at 2 May 2002
(in millions)
Tangible assets	€10
Intangible assets	139
Stocks	9
Debtors	4
Cash	12
Creditors	(9)
Minority interest	(10)

Net assets	€155

  (o) Share Options

        Under UK GAAP, the Group has recognised compensation expense on share option grants where the exercise price is below the market price of the underlying share on the date of grant. This expense is recognised over the vesting period of the option. Additionally, the Group has recognised compensation expense for share awards under the Key Executive Share Award Plan in full at the date of grant for the full fair value of the share award.

        Under U.S. GAAP, where options are granted over junior stock, compensation expense is not recognised until the transferability restrictions on the underlying junior stock lapse. At the Admission date (24 March 2004), the transferability restrictions on the junior stock lapsed and compensation expense was recognised for outstanding junior stock awards and for option awards over junior stock for the difference between the Admission price and the exercise price of the option (see note 41 (g)).

        Under U.S. GAAP compensation expense for awards under the Key Executive Share Award Plan for the fair value of the share award on the date of grant is recognised over the two-year vesting period (see note 41 (g)).

  (p) Deferred Taxes

        Under UK GAAP, deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements. Deferred tax assets are recognised to the extent they are regarded as recoverable. They are regarded as recoverable to the extent that on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits for which the future reversal of the underlying timing differences can be deducted. Under U.S. GAAP, SFAS 109 "Accounting for Income Taxes" ("SFAS" 109) requires that deferred taxation liabilities and assets are recorded in full for all temporary differences between book income and tax income and a valuation allowance is established to reduce deferred tax assets to the amounts which are more likely than not to be recognised in future tax returns. For the purposes of the reconciliation, the principles of SFAS No. 109 have been applied. Under UK GAAP, deferred taxes are not provided with respect to fair value adjustments made to record the Group's basis in the assets acquired. Under U.S. GAAP, deferred taxes related to fair value adjustments must be provided.

  (q) Preference Shares

        During the year ended 31 March 2004, the Group's capital structure underwent several changes (see note 27). Under U.S. GAAP, the Redeemable Preference Shares, the Convertible Preference Shares and the Trancheable Redeemable Preference Shares are considered mandatorily redeemable since the conditions for redemption are not solely within the control of the Group. Under U.S. GAAP mandatorily redeemable securities are initially recorded at their fair value and subsequently accreted to their redemption value, such that the carrying value is equivalent to the redemption value on the date the option to redeem is exercisable. The Redeemable Preference Shares and the Trancheable Redeemable Preference Shares are redeemable at the option of the holder once they have been appropriated to the beneficiaries of the ESOT (see note 27 and note 40 (j)). The Convertible Preference Shares are first redeemable at the option of the holder from November 2013. All preference shares are redeemable at their deemed subscription prices plus cumulative unpaid dividends and interest. Therefore, the initial fair value of the preference shares approximates their redemption value.

        In accordance with U.S. GAAP, the Redeemable Preference Shares and the Trancheable Redeemable Preference Shares are recorded initially at their fair value and classified as liabilities. For the financial year ended 31 March 2004 dividends accrued on these shares are recorded as interest expense. The Convertible Preference Shares are recorded initially at their fair value and classified outside of permanent shareholders equity as temporary equity. Dividends on these shares are charged to retained earnings.

        During the financial year ended 31 March 2004 Non Voting Third Party Preference shares and Non Voting Adviser Preference shares in existence on 31 March 2003 were redeemed in accordance with their terms. All unpaid dividends were also paid. For purposes of U.S. GAAP, the €29 million dividends on preference shares includes the redemption premium of €1 million related to the Non-Voting Third Party Preference Shares paid during the financial year ended 31 March 2004.

        The following table presents the Redemption Value of the classes of mandatorily Redeemable Preference Shares at 31 March 2003 and 31 March 2004:

	As at
	Shares in Valentia Telecommunications	Shares in eircom Group plc
	31 March 2003	31 March 2004
	(in millions)
Convertible Preference Shares	€—	€174
Trancheable Redeemable Preference Shares	—	66
Redeemable Preference Shares	—	4
ESOT Preference Shares	274	—
Non-voting Third Party Preference Shares	8	—
Non-voting Adviser Preference Shares	6	—
Less: cumulative unpaid preference dividends accrued	(34)	(1)
Less: Accrued interest on cumulative unpaid preference dividends	(2)	—

	€252	€243

        On a distribution of the assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares): (i) holders of Convertible Preference Shares are entitled to receive an amount equal to the aggregate amount of any unpaid arrears or accruals of the dividend (including any notional dividend interest that has arisen on unpaid dividends), whether earned or declared or not, calculated up to and including the date of redemption, sale or return of capital or, as the case may be, the date of commencement of winding up, plus the deemed subscription price of that Convertible Preference Share, and (ii) the holders of the Redeemable Preference Shares and the Trancheable Redeemable Preference Shares are entitled to receive an amount equal to the deemed subscription price of €1 for each share (less any capital duty payable by eircom Group plc on the issue of such share) plus the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment or reduction of capital in respect of such Shares.

  (r) Income Statement

        Under UK GAAP exceptional items are items which are derived from events or transactions which individually, or if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Additionally some of these exceptional charges under UK GAAP are included after operating profit if certain criteria are met. Under U.S. GAAP only items which are considered unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future)

qualify for presentation as "extraordinary" items. Under U.S. GAAP, extraordinary items are presented below income before extraordinary items in the income statement. Under U.S. GAAP, restructuring charges, fixed asset impairments, gains and losses on disposals, and other charges, disclosed as exceptional expenses under UK GAAP, do not meet the criteria for presentation as extraordinary items under U.S GAAP. Additionally, under U.S. GAAP these exceptional items would be separated between continuing and discontinued operations.

        Under UK GAAP, the Group elects to present "gross profit" in its consolidated profit and loss account, which is calculated, as turnover minus cost of sales. Under UK GAAP, the Group elects to include only costs relating to payments to other carriers, commissions and the cost of customers' premises equipment in cost of sales.

        Under U.S. GAAP, the presentation of cost of sales and gross profit on the basis used under UK GAAP is not appropriate, as not all direct costs incurred to generate turnover are included in cost of sales, such as a portion of depreciation, amortisation, provisions for doubtful accounts and net staff costs.

        A summary of the Group's income statements, as calculated under UK GAAP and classified in accordance with U.S. GAAP, follows:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Sales	€1,068	€699	€1,682	€1,628
Cost of sales	(930)	(574)	(1,354)	(1,243)

Gross profit	138	125	328	385
Operating expenses
Selling, general and administration costs	(332)	(86)	(243)	(267)

(Expense)/income from operations	(194)	39	85	118
Other income/(expenses)
Interest income	10	4	25	6
Interest expense	(17)	(110)	(159)	(214)
Gain on disposal of fixed assets	2	—	2	—
Gain on exit of business divisions	—	—	1	1

Other income/(expenses) (net)	(5)	(106)	(131)	(207)
Income before income taxes and minority interest	(199)	(67)	(46)	(89)
Minority interest	(2)	—	—	—
Income taxes	43	(8)	6	(14)

Net loss	€(158)	€(75)	€(40)	€(103)

  (s) Certain Leasing Transactions

        The Group entered into certain lease transactions whereby assets were leased or sold and leased back from the purchaser. In conjunction with each lease transaction the Group entered into arrangements with third party financial institutions whereby the Group maintains deposits and other financial assets in return for their undertaking to pay the Group's lease payment obligations to the lessor, including the repurchase of the assets. Under UK GAAP and U.S. GAAP, these leases are accounted for as finance leases (capital leases as defined under SFAS No. 13, "Accounting for Leases"). Under UK GAAP, as the Group's lease obligations are fully defeased from the inception of the leases, the deposits and related lease obligations are not recognised as separate assets and liabilities of the Group. Accordingly, the Group records no asset for the deposits and shows no liability for the lease obligations in its consolidated balance sheet. Under U.S. GAAP, the outstanding lease obligations to the lessor would not be regarded as defeased by the deposit held by the third party financial institution. As a result, total assets and liabilities as at 31 March 2003 and 31 March 2004, are higher under U.S. GAAP by €200 million and €146 million, respectively.

41.   Additional Disclosure Requirements Under U.S. GAAP

  (a) Employee Benefit Plans

  Defined Benefit Plans

        For purposes of the U.S. GAAP reconciliation, the Group adopted the provisions of SFAS No. 87, amended by SFAS No. 132 "Employer's Disclosures about Pensions and Other Postretirement Benefits, an Amendment of FASB Statements No. 87, 88 and 106". The following table provides the components of net periodic pension costs under U.S. GAAP:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Service costs	€21,571	€16,353	€35,911	€41,462
Interest costs	55,686	42,693	112,061	110,588
Expected return on plan assets	(85,197)	(59,735)	(154,124)	(113,960)
Amortisation of transition assets	(1,706)	—	—	—
Amortisation of prior service costs	1,888	—	—	—
Amortisation of experience	(10,008)	—	—	20,982
Special termination benefits	—	—	7,954	—

Net periodic benefit (credit)/cost recognised in accordance with U.S. GAAP	€(17,766)	€(689)	€1,802	€59,072

        The accumulated benefit obligation was €1,345 million and €1,594 million as at 31 March 2003 and 31 March 2004 respectively.

        The charge for special termination benefits is the result of the Group's early retirement schemes, which provide eligible employees with the opportunity to retire early, resulting in additional pension costs.

        The following table provides details about the weighted-average assumptions used to calculate the pension costs during the periods ending:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
Discount rate	6.0%	5.5%	6.1%	5.5%
Expected return on plan assets	7.0%	7.0%	7.1%	6.8%
Rate of compensation and pension increase	4.0%	3.5%	4.0%	3.5%

        The following table provides details about the weighted-average assumptions used to calculate the pension obligation as of:

	31 March 2003	31 March 2004
Discount rate	5.5%	5.0%
Rate of compensation and pension increase	3.5%	3.5%

        The dates used to determine pension movements under U.S. GAAP were 31 March 2002, 31 March 2003 and 31 March 2004.

        The following table presents changes in benefit obligation, changes in plan assets and a reconciliation to amounts recorded in accordance with U.S. GAAP:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Changes in benefit obligation:
Benefit obligation at the beginning of the period	€1,593,372	€1,863,396	€1,807,314	€2,014,305
Service cost	21,571	16,353	35,911	41,462
Interest cost	55,686	42,693	112,061	110,588
Plan participants' contributions	10,576	7,554	17,948	17,099
Actuarial losses/(gains)	186,886	(94,883)	81,347	242,718
Benefits paid	(37,519)	(27,712)	(62,254)	(65,799)
Other contributions	32,824	26,854	14,024	—
Divestitures	—	(26,941)	—	—
Special termination benefits	—	—	7,954	—

Benefit obligations at the end of the period	€1,863,396	€1,807,314	€2,014,305	€2,360,373

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Changes in plan assets:
Fair value of plan assets at the beginning of the period	€2,077,409	€2,025,000	€2,166,462	€1,689,775
Actual return on plan assets	(71,257)	152,444	(468,282)	405,977
Group's contribution	12,967	9,263	21,877	21,433
Plan participants' contribution	10,576	7,554	17,948	17,099
Benefits paid	(37,519)	(27,712)	(62,254)	(65,799)
Other contributions	32,824	26,854	14,024	—
Divestitures	—	(26,941)	—	—

Fair value of plan assets at the end of the period	€2,025,000	€2,166,462	€1,689,775	€2,068,485

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Funded status:
Funded status	€(324,530)	€(291,888)
Unrecognised actuarial gains	516,163	445,882

Prepaid benefit cost under U.S. GAAP	€191,633	€153,994

        The pension plan weighted-average asset allocations by asset category are as follows:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
Asset Category
Equity securities	61%	68%
Debt securities	17%	12%
Real estate	18%	16%
Other	4%	4%

Total	100%	100%

        The Trustees of the pension plan approve the target asset allocation as well as deviation limits. The objective of the investment activities is to maximise investment return within an acceptable level of risk, taking into consideration the liabilities of the main pension scheme.

        The assumption for the expected return in scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on other asset classes reflect consensus economic forecasts of future returns.

        The expected rates of return are included in note 34(c).

  Cashflows

        Contributions.    The Group expects to contribute €22 million to its pension plan in the year ended 31 March 2005.

  Defined Contribution Plans

        The Group sponsors a defined contribution pension plan primarily covering executive employees and new entrants. For the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002 and the financial years ended 31 March 2003 and 31 March 2004, contributions made by the Group totalled €3 million, €1 million, €3 million and €4 million respectively.

  (b) Taxation

        U.S. GAAP deferred tax assets and liabilities are as follows:

	As at
	31 March 2003	31 March 2004
	(in millions)
Non-current deferred tax liability:
Restructuring provisions	€9	€1
Prepaid pension obligation	24	19
Capital allowances	46	50
Fixed assets uplift	75	70
Intangible assets	21	20
Other	4	1
Income to be taxed in future periods	23	21

Deferred tax liability	202	182

Current deferred tax asset-interest	—	(2)

Non-current deferred tax assets:
Provisions for expenses	(9)	(9)
Deferred revenue	(6)	(3)
Other	(6)	(3)

Deferred tax assets	(21)	(15)

Net deferred tax liability	€181	€165

  (c) Balance Sheet

        The consolidated balance sheet of the Group prepared under UK GAAP presents substantially the same information as that presented under U.S. GAAP. However, presentation, classification and the U.S. GAAP reconciling items have a significant effect on the U.S. GAAP consolidated balance sheet.

        The following summarised balance sheet has been adjusted to reflect the U.S. GAAP reconciling items and is presented and classified in accordance with U.S. GAAP:

	As at
	31 March 2003	31 March 2004
	(in millions)
Assets:
Current assets	€1,003	€893
Non-current assets	3,273	3,046

Total assets	€4,276	€3,939

Liabilities and shareholders' equity:
Current liabilities	€783	€731
Non-current liabilities	2,827	2,916

Total liabilities	3,610	3,647
Redeemable Preference Shares	252	173
Shareholders' equity	414	119

Total liabilities and shareholders' equity	€4,276	€3,939

  (d) Statement of Cash Flows

        The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under U.S. GAAP by SFAS No. 95, "Statement of Cash Flows ("SFAS No. 95")." This standard differs, however, with regard to the classification of items within the cash flow statements, including the classification of bank overdrafts, which are included as cash equivalents in the cashflow statement prepared for UK GAAP purposes.

        Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and management of liquid resources and financing. U.S. GAAP, however, would require only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP are included as operating activities under U.S. GAAP. The payment of dividends to the Company's shareholders, which is presented separately under UK GAAP, is included as a financing activity under U.S. GAAP. Dividends paid to minority shareholders in Group companies are classified as returns on investment and servicing of finance in the UK GAAP cash flow statement and cash flows from financing activities under U.S. GAAP.

        The following condensed cash flow statement represents cash flows based on UK GAAP measurement presented and classified in accordance with the U.S. GAAP requirements laid out in SFAS No. 95:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Cash inflow from operating activities	€258	€111	€364	€273
Cash inflow/(outflow) from investing activities	46	(2,778)	(54)	(228)
Cash (outflow)/inflow from financing activities	(130)	2,983	(186)	(133)

Increase/(decrease) in cash and cash equivalents	174	316	124	(88)
Cash and cash equivalents at beginning of period	139	—	316	440

Cash and cash equivalents at end of period	€313	€316	€440	€352

  (e) Segmental Information

        The Group's total continuing turnover is comprised of revenue from the following products and services as indicated in the table below:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Access (rental and connections)	€228	€171	€423	€489
Voice traffic	373	283	651	596
Data traffic	51	38	104	112
Data communications	134	93	204	195
Interconnect	124	88	210	159
Other	115	77	187	159
Discounts	(61)	(47)	(97)	(82)

Total before intra-group transfers	964	703	1,682	1,628
Less intra-group transfers	(18)	(4)	—	—

Total	€946	€699	€1,682	€1,628

        Of the Group's total turnover of €1,068 million, €699 million, €1,682 million and €1,628 million for the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004 respectively, approximately €29 million (3%), €15 million (2%), €41 million (2%) and €37 million (2%) respectively, was generated from foreign customers located outside of Ireland.

        The Group does not hold significant long-lived assets outside of Ireland.

  (f) Leasing Transactions

        Commitments for minimum rentals for all capital leases, including defeased leases of €146 million (see note 40(s)) which would be included on the consolidated balance sheet prepared in accordance with U.S. GAAP, as at 31 March 2004 are as follows:

Capital leases
(in thousands)
For the years ended 31 March
2005	€18,130
2006	17,914
2007	31,014
2008	38,431
2009	42,802
2010 and thereafter	33,742

Total minimum lease payments	182,033
Less: amount representing interest	(35,605)

€146,428

        The weighted average interest rate of capital leases under U.S. GAAP as at 31 March 2004 was approximately 4.5% and at 31 March 2003 was 6.7%.

  (g) Share based compensation

  The eircom Group Executive Share Option Plan (C Scheme) (the "C Scheme")

        In January 2002, Valentia Telecommunications, the parent of eircom Limited and 100% owned subsidiary of eircom Group plc, entered into separate agreements with six executives of the Group whereby Valentia Telecommunications had agreed to grant options exercisable over yet to be issued Valentia Telecommunications E Ordinary shares ("E Ordinary shares"). In January 2003, Valentia Telecommunications agreed to give these six recipients the alternative to exercise their options over yet to be authorised Valentia Telecommunications C Shares ("C Shares") in lieu of E Ordinary shares.

        The E Ordinary shares and the C Shares carried no voting rights or rights to receive dividends, and were restricted as to their transferability. In accordance with the guidance provided by FIN 38, "Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock" ("FIN 38"), the E Ordinary shares were considered junior stock. The options vested in full and were exercisable twelve months after the date of grant at the fair market value of the E Ordinary shares as of the date the obligation to grant became effective, January 2002. Fair market value as of this date was determined by an independent valuation. If unexercised, these options would have expired on the seventh anniversary of their grant date.

        During the financial year ended 31 March 2004, all existing options under the C Scheme were exercised and in March 2004, the C Shares ultimately converted to Ordinary Shares upon Admission to the London and Irish Stock Exchanges (see note 27). No further options will be granted under this plan.

  The eircom Group Executive Share Option Plan (E Scheme) (the "E Scheme")

        During September 2003 the shareholders of the Group approved a plan to grant options to acquire 862,598 E Ordinary shares at an exercise price of €5.82 per share to selected senior employees. Upon Admission in March 2004, the plan was amended following the conversion of the E Ordinary Shares into Ordinary Shares such that the exercise price was €5.82 for every five Ordinary Shares, or €1.164 per Ordinary Share. The total number of Ordinary Shares that may be acquired by the option holders under the E Scheme will not exceed 4,312,970. Upon Admission, the options granted under the E Scheme became immediately exercisable for a period of 30 days. The Board has discretion to permit options granted under the E Scheme to be exercised during the period of 12 months following Admission, up to March 2005. All outstanding options under the E Scheme not exercised during this 12-month period will lapse. An option may lapse at an earlier date if the option holder ceases employment with the Group. No further options will be granted under this plan.

        The following table summarises the transactions of the Group's share option activity for the period from 2 November 2001 to 31 March 2002, and financial year ended 31 March 2003 and financial year ended 31 March 2004.

	Number of Shares	Weighted-average Exercise price
Unexercised options committed to issuance 2 November 2001	—	—
Options committed to be granted	3,558,800	€5.82

Unexercised options committed to issuance 31 March 2003 and 31 March 2002	3,558,800	€5.82
Options granted	4,362,680	€1.22
Options exercised	(5,673,775)	€4.13

Unexercised options committed to issuance 31 March 2004	2,247,705	€1.16

        The exercise price of all options was greater than the market value of the shares at the date of grant.

        The fair value of options granted for the financial period from 2 November 2001 to 31 March 2002, financial year ended 31 March 2003 and financial year ended 31 March 2004 reported below has been estimated at the date of grant using Black-Scholes option pricing model with the following assumptions:

	2002	2003	2004
Expected life from vesting date (in years)	7	N/A	2.75
Risk-free interest rate	3.4%	N/A	3.2%
Volatility	—	N/A	36%
Dividend yield	—	N/A	—

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The Group's options granted prior to Admission, had characteristics significantly different from those of traded options, and changes in the subjective input assumptions could materially affect the fair value estimate. Based upon the above assumptions, the weighted average fair value of the stock options granted under the C Scheme was €0.88 per option during 31 March 2002, and the weighted average fair value of the stock options granted under the E Scheme over Ordinary Shares was €0.06 per option during the financial year ended 31 March 2004.

  The Key Executive Share Award Plan (the "Share Award Plan")

        Certain executive directors and senior executives were granted awards over 1,472,198 Ordinary Shares in March 2004 at a fair value of €1.55 per share. The awards vest 50% annually over two years on the anniversary of the date of Admission, which was 24 March 2004, and will be exercisable at no cost to the holder. No further awards will be granted under this plan.

  Other Share Awards

        On Admission, the Group granted 500,000 Ordinary Shares to two of its non-executive directors. The awards were immediately vested. The holders of these shares have agreed not to dispose of more than 50% of their holdings in the Ordinary Shares until 31 December 2005.

        Under U.S. GAAP, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"), the Group has accounted for its share based compensation in accordance with APB No. 25, "Accounting for Stock Issued to Employees." Additionally as the E Ordinary Shares and C Shares were considered junior stock, the Group applied the guidance in FIN 38 to the awards under the C Scheme and E Scheme. In accordance with U.S. GAAP, the Group recorded a compensation charge of €6.6 million related to the C Scheme and the E Scheme during the financial year ended 31 March 2004, since the transferability restrictions and the repurchase provisions lapsed upon Admission. Under U.S. GAAP, there was no compensation charge recorded under the "Share Award Plan" during the financial year ended 31 March 2004 since the shares were granted on 24 March 2004 and vest over two years. Under U.S. GAAP, the compensation charge related to the 500,000 Ordinary Share awards was €775,000. Total equity compensation charges under U.S. GAAP were €7.4 million for the financial year ended 31 March 2004.

        Had the options and awards been accounted for in accordance with the provisions of SFAS No.123, pro forma net income and basic and diluted net earnings per share would have been as follows for the financial years ended 31 March 2003 and 31 March 2004:

	Financial year ended
	31 March 2003	31 March 2004
	(in millions)
Net loss attributable to ordinary shareholders, as reported	€(239)	€(228)
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	—	7
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	—	(4)

Pro forma net loss	€(239)	€(225)

	(in euro)
Loss per share:
Basic and Diluted-as reported	€(0.48)	€(0.43)
Basic and Diluted-pro forma	€(0.48)	€(0.42)

  (h) Other Matters

        Under UK GAAP, on 1 January 1984 tangible assets valued, in accordance with the Postal and Telecommunications Services Act, 1983, at €798.7 million were transferred to the Predecessor Group. Since the Company's predecessor did not maintain sufficiently detailed records to determine the historical cost for all assets, the valuation for certain assets was based on the estimated replacement cost, adjusted for depreciation and inflation ("depreciated replacement cost"). The Company has adopted consistent treatment for purposes of U.S. GAAP so no UK/U.S. GAAP difference has been recorded.

  (i) Bad debt provisions

	As at
	31 March 2003	31 March 2004
	(in millions)
Trade Debtors	€278	€285
Provision for Doubtful accounts	(73)	(66)

	€205	€219

42.   Recently Issued Accounting Standards Applicable to U.S. GAAP

  Recent U.S. GAAP accounting pronouncements

        In December 2003, the FASB issued revised FASB Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51" ("FIN 46-R"). FIN 46-R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46-R apply to variable interest entities no later than the end of the first reporting period that ends after 15 March 2004. FIN 46-R applies to those entities that are considered special purpose entities, no later than as of the end of the first reporting period that ends after December 2003. The requirements of FIN 46-R are effective for the Group's financial statements for the year ended 31 March 2004. There has been no impact upon adoption of FIN 46-R.

        In May 2003 SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150") was issued. SFAS No. 150 requires an entity with financial instruments having certain obligations, which can or must be settled by issuing equity to classify and measure such instrument as a liability. This statement became effective for the Group during the financial year ended 31 March 2004. Upon adoption of SFAS No. 150, the Group reclassified a portion of its temporary equity resulting from the issuance of preference shares to a liability. Additionally, cumulative preference dividends related to these shares are charged to interest expense.

        In May 2003, the FASB's Emerging Issues Task Force ("EITF") finalised EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The issue addresses certain aspects of the accounting by a vendor for arrangements that involve more than one deliverable, or unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Under the prospective method of adoption, EITF 00-21 is effective for revenue arrangements entered into during fiscal periods beginning after 15 June 2003. The Group is currently evaluating the impact of EITF 00-21 on the financial statements.

        In June 2004, the EITF finalised EITF 03-06, "Participating Securities and the Two-Class Method under FAS 128". The issue addresses questions regarding the calculation of basic earnings per share ("EPS") by companies that have issued securities other than common shares that participate in dividends and earnings of the issuing entity. It also provides guidance in applying the two-class method of calculating EPS once it is determined that a security is participating. EITF 03-06 is effective with retroactive adoption for all financial periods beginning after 31 March 2004. The Group has issued preferred stock instruments and are currently evaluating the impact of EITF 03-06 on the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Valentia Telecommunications:

        We have audited the accompanying consolidated balance sheets of Valentia Telecommunications and its subsidiaries as of 31 March 2003 and 2004 and the related consolidated statements of income, of cash flows and of changes in shareholders equity for the financial period from 1 April 2001 to 1 November 2001, for the financial period from 2 November 2001 to 31 March 2002, and for the financial years ended 31 March 2003 and 31 March 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valentia Telecommunications and its subsidiaries at 31 March 2003 and 2004, and the results of their operations and their cash flows for the financial period from 1 April 2001 to 1 November 2001, for the financial period from 2 November 2001 to 31 March 2002, and for the financial years ended 31 March 2003 and 31 March 2004, in conformity with accounting principles generally accepted in Ireland.

        Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 38 to the consolidated financial statements.

PricewaterhouseCoopers
Dublin, Ireland
23 July 2004

Valentia Telecommunications
(an unlimited public company)

Consolidated Profit and Loss Account

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
		(in millions)
Turnover	3,4	€1,068	€699	€1,682	€1,628

Continuing Operations		946	699	1,682	1,628
Discontinued Operations		122	—	—	—

Cost of sales	3	(324)	(214)	(499)	(410)
Gross profit		744	485	1,183	1,218

Operating costs before depreciation, goodwill amortised and operating exceptional charges	3, 5	(481)	(241)	(648)	(632)
Exceptional operating costs	3, 7	(101)	—	(13)	(16)
Depreciation	3, 17	(226)	(188)	(399)	(368)
Exceptional fixed asset impairments	3, 6	(49)	—	—	(38)
Goodwill amortised on subsidiary undertakings	3, 16	(5)	(16)	(38)	(38)

Total Operating Costs	5	(862)	(445)	(1,098)	(1,092)
Group operating (loss)/profit before group share of associated undertakings	3	(118)	40	85	126

Continuing operations		(141)	40	85	126
Discontinued operations		23	—	—	—

Group's share of operating losses of associated undertakings-continuing operations		—	(1)	—	—
Goodwill amortised on associated undertakings	3	(2)	—	—	—
Group Operating (loss)/profit		(120)	39	85	126

Continuing operations	3	(143)	39	85	126
Discontinued operations	3	23	—	—	—

Exceptional gain on the disposal of fixed assets		2	—	2	—
Exceptional gain on the exit of subsidiaries		—	—	1	1
Exceptional provision for exit from certain International and Multi-Media activities	8	(3)	—	—	—
Exceptional costs arising on Demerger of mobile business	9	(59)	—	—	—
Amounts written off financial assets and investments held as current assets	10	(12)	—	—	—
(Loss)/profit on ordinary activities before interest and taxation		(192)	39	88	127
Exceptional interest payable and similar charges	11	—	(54)	—	(51)
Interest payable and similar charges (net)	12	(7)	(52)	(134)	(157)
Loss on ordinary activities before taxation		(199)	(67)	(46)	(81)
Tax credit/(charge) on loss on ordinary activities	13	43	(8)	6	(14)
Loss on ordinary activities after taxation		(156)	(75)	(40)	(95)
Minority interests		(2)	—	—	—
Loss after taxation and minority interest		(158)	(75)	(40)	(95)
Dividend in specie on the Demerger of mobile business	14	(176)	—	—	—
Dividend Paid and Payable (including dividends and other appropriations in respect of non-equity shares)	15	(11)	(12)	(22)	(609)

Loss absorbed for the financial period		€(345)	€(87)	€(62)	€(704)

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications

Consolidated Balance Sheet

		As at
	Notes	31 March 2003	31 March 2004
		(in millions)
Fixed assets
Goodwill	16	€710	€669
Tangible fixed assets	17	2,257	2,140

		2,967	2,809

Current assets
Stocks	18	10	10
Debtors: amounts falling due within one year	19	361	327
Debtors: amounts falling due after more than one year	19	192	177
Cash at bank and in hand		440	285

		1,003	799

Creditors: Amounts falling due within one year	20	(783)	(733)
Net current assets		220	66

Total assets less current liabilities		3,187	2,875

Creditors: amounts falling due after more than one year
Loans and other debt	20	(2,125)	(2,263)
Provisions for liabilities and charges	23	(293)	(242)
Capital grants	24	(12)	(10)

		(2,430)	(2,515)

Net assets		€757	€360

Capital and reserves
Called up share capital
Equity Share Capital	25	€108	€360
Non-Equity Share Capital	25	252	—
Reserves
Share Premium Account	26	539	—
Revaluation Reserves	26	7	91
Capital Contribution	26	—	220
Profit and loss account	26	(149)	(311)

Total shareholders' funds (including non-equity interests)		€757	€360

Shareholders' funds are split as follows:
Equity shareholders' funds		€505	€360
Non-equity shareholders' funds		252	—

		€757	€360

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications

Consolidated Cashflow

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
		(in millions)
Net cash inflow from operating activities	28(a)	€172	€146	€497	€490
Returns on investments and servicing of finance	28(b)	(10)	(97)	(140)	(218)
Taxation received/(paid)	28(c)	92	11	4	(14)
Capital expenditure and financial investments	28(d)	(191)	(81)	(239)	(177)
Acquisitions and disposals	28(e)	237	(2,697)	185	(1)
Dividends paid to equity shareholders		—	(66)	—	(535)

Cash inflow/ (outflow) before management of liquid resources and financing		300	(2,784)	307	(455)
Financing	28(f)	(130)	3,098	(182)	300

Increase/(decrease) in cash		€170	€314	€125	€(155)

Reconciliation of Net Cash Flow to Decrease/(Increase) in Net Debt

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
		(in millions)
Increase/(decrease) in cash in the financial period		€170	€314	€125	€(155)
Cash (inflow)/outflow from decrease/(increase) in loans and other debt		130	(2,214)	182	(80)
Loans and finance leases acquired with subsidiary undertakings		—	(198)	—	—

Decrease/(Increase) in net debt	28(g)	€300	€(2,098)	€307	€(235)

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications

Consolidated Statement of Total Recognised Gains and Losses

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
		(in millions)
Loss after taxation and minority interest		€(158)	€(75)	€(40)	€(95)
Unrealised surplus on revaluation of properties	17	—	—	7	87

Total Recognised losses		€(158)	€(75)	€(33)	€(8)

Note of Group Historical Cost Profit and Losses

        The reported loss on ordinary activities before taxation for the financial period ended 1 November 2001 is €199 million. If adjustment were made to reflect assets carried at a valuation on a historical cost basis, this loss would be decreased by €10 million, to produce a historical cost loss on ordinary activities before taxation of €189 million. The historical cost loss absorbed, after taxation and dividends, would be €335 million.

        There is no material difference between the loss before taxation and the loss absorbed for the financial period from 2 November 2001 to 31 March 2002 and the financial year ended 31 March 2003, as stated on the Group profit and loss account, and their historical cost equivalents.

        The reported loss on ordinary activities before taxation for the financial year ended 31 March 2004 is €81 million. If adjustments were made to reflect assets carried at valuation on a historical cost basis, this loss would be decreased by €3 million, to produce a historical cost loss on ordinary activities before taxation of €78 million. The historical cost loss absorbed, after taxation and dividends, would be €701 million.

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications

Reconciliation of Movements of Shareholders' Funds

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
		(in millions)
Loss on ordinary activities after taxation and minority interest		€(158)	€(75)	€(40)	€(95)
Dividend in specie on the Demerger of mobile business	14	(176)	—	—	—
Dividends and appropriations	15	(11)	(12)	(22)	(609)

Loss absorbed for the financial period		(345)	(87)	(62)	(704)
Share capital issued:
—Equity		—	108	—	—
—Non-equity		—	252	—	—
Share premium on share capital issued		—	539	—	—
Capital contribution received from parent company		—	—	—	220
Revaluation surplus		—	—	7	87

Net (reduction in)/addition to shareholders' funds during the year		(345)	812	(55)	(397)
Shareholders' funds at beginning of period		1,610	—	812	757

Shareholders funds at end of period		€1,265	€812	€757	€360

Split as follows:
Equity shareholders' funds		€1,265	€560	€505	€360
Non-equity shareholders' funds		—	252	252	—

		€1,265	€812	€757	€360

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications

Notes to the Consolidated Financial Statements

1.     Basis of preparation

        On 2 November 2001, Valentia Telecommunications (the successor), acquired all the share capital of eircom plc ("eircom" or predecessor). Prior to this date, the successor was dormant and had no trading or other activities. eircom re-registered as a private limited company on 23 February 2002, having previously been registered as a public company.

        These consolidated financial statements have been prepared to show the performance of:

  •
  successor for the period from 2 November 2001 to 31 March 2002 and for the year ended 31 March 2003 and 31 March 2004; and

  •
  predecessor for the period from 1 April to 1 November 2001.

        The amounts included in respect of the predecessor period are not directly comparable to the successor period as the successor period financial statements include adjustments to the book value of certain assets and liabilities on acquisition and corresponding increases in related charges included in the profit and loss account as a consequence of the fair value of the assets and liabilities acquired and the amortisation of goodwill arising on acquisition (see note 27 for further information).

        The profit and loss account in respect of the successor period also includes interest charges in respect of additional funds borrowed by the successor to fund the acquisition of eircom Limited over and above the level of borrowings of the predecessor.

        In these consolidated financial statements, the term "Group" is used to refer to Valentia Telecommunications and its subsidiaries for periods subsequent to the acquisition, and the predecessor and its subsidiaries for periods prior to the acquisition.

        Certain amounts in the prior period consolidated financial statements have been reclassified to conform with the current year's presentation.

2.     Accounting Policies

        The significant accounting policies and estimation techniques adopted by the Group are as follows:

  (a) Basis of Accounting and Reporting Currency

        The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, in accordance with the Companies Act, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992, and applicable accounting standards in Ireland. The Group financial statements consolidate the financial statements of the Company and its subsidiary undertakings. The subsidiary undertakings' financial years are all co-terminous with those of the Company. A summary of the more important Group accounting policies is set out below.

        The accounting policies have been consistently applied. The Group has adopted FRS 5 "Reporting the Substance of Transactions" Application Note G for Revenue Recognition. The adoption of this Application Note did not have a material impact on the results of the Group.

        The preparation of the financial statements requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts included in the profit and loss account for each financial period.

        Actual results could differ from those estimates. Estimates are used principally when accounting for interconnect revenue, provisions required in respect of doubtful debts, payments to telecommunications operators, depreciation, impairment charges, amortisation of goodwill, pension schemes, provisions for liabilities and charges, including amounts required to settle self insured liabilities, and taxation payable.

        As permitted by the Companies (Amendment) Act, 1986, the directors have adapted the prescribed format of the profit and loss account in a manner appropriate to the nature of the Group's business.

        The consolidated financial statements of the Group are presented in euro denoted by the symbol "€".

  (b) Basis of Consolidation

        The consolidated financial statements of the Group comprise a consolidation of the financial statements of the Company, Valentia Telecommunications, and its subsidiary undertakings.

        Acquisitions of companies are accounted for under acquisition accounting rules. Investments in associated undertakings are accounted for using the equity method of accounting. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. All inter-group transactions are eliminated as part of the consolidation process.

  (c) Goodwill

        Goodwill arising from the purchase of subsidiary undertakings is capitalised and amortised on a straight line basis over its expected useful life. Goodwill represents the excess of the consideration paid for the acquisition of shares in subsidiaries and associated undertakings over the fair value of their separable net assets acquired. The useful lives of goodwill related to acquired businesses have been determined by reference to the years over which the values of the underlying businesses are expected to exceed the values of their identifiable net assets and are presumed not to exceed twenty years. The presumption that the useful life of goodwill is twenty years is considered appropriate based on the useful life of the underlying assets and the nature of the business acquired.

  (d) Revenue Recognition

        Turnover comprises the fair value of consideration received in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Turnover is recognised in the period earned by rendering of services or delivery of products. Turnover includes sales by Group undertakings including the Group's share of its associates' turnover but excludes all intercompany sales.

        Turnover from calls is recognised at the time the call is made over the Group's networks. Turnover from rentals is recognised evenly over the period to which the charges relate. Turnover from installation and connection activities is recognised in the same period as the related costs. Turnover from equipment sold to third parties is recognised at the point of sale. Turnover arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

        Billings for telephone services are made on a monthly or bi-monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

        Commissions paid to agents are recognised on an incurred basis.

        The Group acts as principal in the vast majority of transactions with its customers. Where the Group sells services to customers as a network provider as opposed to service provider, the circumstances of these transactions are reviewed, and the Group believes that it carries all of the risks of the relationship and sale to end customer, and settlement with the service originator are separate and unrelated. Therefore, the Group considers itself the principal in these transactions and accounts for the settlement and revenue recognition as two distinct transactions.

        The Group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from these other operators and to establish appropriate provisions.

  (e) Cost of Sales

        Cost of sales are mainly settlement fees that the Group pays to other authorised operators for traffic that is routed on their networks. Costs of sales also include the cost of equipment sold and commissions paid to agents, including calling card services. Costs are recognised in the same period as the related turnover.

        The Group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of payments we need to make to these other operators and to establish appropriate provisions.

  (f) Research

        Expenditure on research is written off as incurred.

  (g) Foreign Currencies

        Transactions denominated in foreign currencies are translated into euro at the rate of exchange ruling at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date, or rates of exchange contracted for under various currency management instruments, with the resulting gain or loss being dealt with through the profit and loss account.

        The financial statements of foreign subsidiaries are translated at year end rates for the balance sheet and the weighted average rates for the year for the profit and loss account. Translation gains and losses arising are reported as a movement on reserves. All other differences are taken to the profit and loss account.

  (h) Taxation

        Corporation tax is calculated on the profits of the year as adjusted for Group relief. Tax losses utilised for Group relief are transferred between Group members. Charges for Group relief are determined on a case by case basis.

        Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the consolidated financial statements.

        Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

  (i) Capital Instruments

        The Group enters into transactions in the normal course of business using a variety of financial instruments in order to hedge against exposures to fluctuating exchange and interest rates. Firmly committed transactions and the related receivable, or payable, may be hedged with forward exchange contracts.

        Currency swap agreements and forward exchange contracts are used to cover the Group's currency debt position. These are valued at year-end exchange rates and the resulting gains and losses are offset against gains and losses on the translation of the related debt. The interest element of the contracts is reflected in interest payable and similar charges.

        Interest rate swap agreements are used to reduce the effect of interest rate fluctuations. Interest differentials, arising from these agreements, are accrued and reflected in interest payable and similar charges. Gains or losses arising from interest rate swaps, which are terminated upon the repayment of the related debt, are reflected in interest payable and similar charges.

        All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding. Accrued finance costs attributable to borrowings are included in accrued charges within current liabilities. Accrued issue costs are netted against the carrying value of borrowings.

  (j) Tangible Fixed Assets

        Tangible fixed assets are stated at historical cost or valuation, less accumulated depreciation. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers' premises and includes contractors' charges, materials, labour, and related overheads directly attributable to the cost of construction. Land and buildings are stated at a valuation, the basis of which is depreciated replacement cost or open market value, as appropriate. Depreciated replacement cost is the gross replacement cost of fixed assets less depreciation based on that cost and on the age of the assets.

  Depreciation

        Depreciation is provided on tangible fixed assets (excluding land), on a straight line basis, so as to write off their historical cost or valuation less residual amounts over their estimated economic lives. A full years depreciation is charged to the profit and loss account, on tangible fixed assets (excluding land), in the year the asset becomes available for use. The estimated economic lives assigned to tangible fixed assets are as follows:

	Financial Year Ended 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	Estimated Economic Life (Years)
Asset Class
Buildings	40	40	40
Network Services
Transmission Equipment
Duct	20	20	20
Overhead Cable/Poles	7-8	10-15	10-15
Underground Cable	12-14	14	14
Exchanges
Exchange line Terminations	6	8	8
Core Hardware	3	4	4
Others	3-7	3-7	3-7

        The Group's policy is to review the remaining economic lives of tangible fixed assets on an annual basis and to adjust the depreciation charge to reflect the remaining estimated lives of tangible fixed assets. During the financial year ended 31 March 2003 the review resulted in an adjustment to the asset lives and related depreciation, as outlined in the above table.

        Fully depreciated assets are retained in the cost/valuation of tangible fixed assets and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the consolidated financial statements and the net amount, less proceeds from disposal, is charged or credited to the consolidated profit and loss account.

  Assets in the course of construction

        Assets in the course of construction represent the cost of purchasing, constructing and installing tangible fixed assets ahead of their own productive use. No depreciation is charged on assets in the course of construction.

  (k) Impairment

        The Group undertakes a review for impairment of tangible or intangible fixed assets if events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realisable value and value in use, the fixed asset is written down to its recoverable amount. The value in use of fixed assets is determined from estimated discounted future net cash flows.

  (l) Capital Grants

        Non-repayable capital grants are accounted for as deferred income, which is amortised to the profit and loss account at the same rate as the related assets are depreciated.

  (m) Leased Assets

        The capital cost of fixed assets acquired under finance leases is included in tangible assets and written off over the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in loans and other debt, while the interest is charged to the profit and loss account over the primary lease term.

        Operating lease rentals are charged to the profit and loss account on a straight line basis over the term of the lease as incurred.

  (n) Stocks

        Stocks comprise consumable items, which may be used in the construction or maintenance of plant and goods held for resale. Stocks are stated at the lower of cost and net realisable value. Cost includes invoice price, import duties and transportation costs. Where necessary, provisions are made for damaged, deteriorated, obsolete and unusable items.

  (o) Debtors

        Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debts. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age of debtor, payment history, previous losses experienced and general economic conditions.

  (p) Pension Costs

        The pension entitlements of employees, arising from their service with the Group, are secured by contributions from the Group and the employees to separately administered superannuation schemes.

        The Group operates funded defined benefit pension schemes, which are independent of the Group's finances, for the majority of its employees. Actuarial valuations of the main scheme are carried out, as determined by the trustees, at intervals of not more than three years. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations.

        The cost of providing pensions is charged against profits over employees' working lives with the Group using the projected unit method. Variations from this regular cost are allocated on a straight-line basis over the average remaining service lives of current employees.

        Additional contributions are made to superannuation schemes in respect of employees who take early retirement. These contributions are based on the advice of a professionally qualified actuary.

        The Group also operates defined contribution pension schemes and the profit and loss account is charged with the contributions payable by the Group.

        The disclosures required under the transitional arrangements of FRS 17 "Retirement Benefits" are shown in note 31.

  (q) Provisions

        A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the Group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured where material, on a discounted basis.

  (r) Onerous Contracts

        In accordance with the requirements of FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", provision is made against the net cash outflow expected to arise from contracts where the unavoidable costs under the contract exceed the economic benefit expected to be received under the contract.

3.     Analysis of Operating (Loss)/Profit from Continuing and Discontinued Operations

	Predecessor
	Financial Period from 1 April 2001 to 1 November 2001
	Continuing Operations	Discontinued Operations	Total
	(in millions)
Turnover	€946	€122	€1,068
Cost of sales	(294)	(30)	(324)

Gross profit	652	92	744

Operating costs before depreciation, goodwill amortised and operating exceptional charges	(433)	(48)	(481)
Exceptional operating costs	(93)	(8)	(101)
Depreciation	(213)	(13)	(226)
Exceptional fixed asset impairments	(49)	—	(49)
Goodwill amortised on subsidiary undertakings	(5)	—	(5)

Total operating costs	(793)	(69)	(862)

Group operating (loss)/profit before group share of associated undertakings	(141)	23	(118)
Goodwill amortised on associated undertakings	(2)	—	(2)

Group operating (loss)/profit	€(143)	€23	€(120)

        The discontinued operations in the financial period from 1 April 2001 to 1 November 2001 relate to the demerger of the mobile telecommunications business (the "Demerger") (see note 14), the discontinued multimedia operations and Golden Pages.

        There were no material discontinued operations in the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003, or the financial year ended 31 March 2004.

4.     Turnover and Segmental Analysis by Class of Business

        The Group provides communications services, principally in Ireland. The Group is managed on a unitary basis and has no segments.

5.     Operating Costs

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Staff costs
Wages & salaries	€241	€152	€372	€376
Social welfare costs	11	7	15	14
Pension costs (including amortisation)	16	10	41	41

	268	169	428	431
Staff costs capitalised	(23)	(18)	(44)	(54)

Net staff costs	245	151	384	377
Other operating costs	236	90	264	255

	481	241	648	632
Depreciation (note 17)	226	188	399	368
Exceptional operating costs (note 7)	101	—	13	16
Exceptional fixed asset impairments (note 6)	49	—	—	38
Goodwill amortised on subsidiary undertakings (note 16)	5	16	38	38

Total Operating Costs	€862	€445	€1,098	€1,092

  (a) Other operating costs are stated after charging/(crediting):

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Research costs	€780	€273	€154	€50

Hire of plant and machinery	€1,734	€1,178	€2,891	€3,053

Other operating lease rentals	€13,856	€10,128	€22,748	€22,449

Net exchange loss/(gain) on foreign currency borrowings less deposits	€921	€102	€(6,238)	€(1,134)

  (b) Services provided by the Group's auditor and network firms

        During the year the Group obtained the following services from the Group's auditor as detailed below:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Audit services
Statutory audit	€575	€590
Other audit related services (including non-statutory audits)	361	2,235
Audit related regulatory reporting	1,421	2,085

	2,357	4,910
Further assurance services	1,444	1,815
Tax advisory services	966	144

	€4,767	€6,869

        Total services, included in the table above, in the amount of €2.0 million have not been included in operating costs as they are in respect of audit related and other services provided by the auditors in respect of the Group's issue of Senior and Senior Subordinated Notes. The debt issue costs have been offset against the fair value of the related debt and will be amortised over the life of the related debt. This amount is stated exclusive of irrecoverable VAT of €0.2 million.

  (c) Director's Remuneration

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Emoluments
—for services as Directors	€901	€225	€535	€1,338
—for other services	1,215	228	1,306	5,707
—pension contributions	2,808	—	328	3,726
Compensation for loss of office
—for other services	1,079	—	—	—

	€6,003	€453	€2,169	€10,771

6.     Exceptional Fixed Asset Impairments

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Exceptional fixed asset impairment	€49	€—	€—	€38

        In the financial period ended 1 November 2001, the Group incurred a number of non-recurring costs principally in relation to (i) impairment of the carrying value of land and buildings arising on a revaluation of land and buildings in the financial period ended 1 November 2001 (ii) impairment of work in progress relating to certain network assets, arising through delays in delivering technology and falling prices, (iii) impairment of web hosting fixed assets, as a result of changes in the market and strategic decisions taken by the Group in respect of this business, (iv) impairments in respect of certain capitalised international capacity contracts as a consequence of changes in the marketplace, (v) impairment of fixed assets in the UK, and Northern Ireland, based on the Group's decision to downsize its activities in these markets and (vi) the impairment of fixtures and fittings as a result of curtailing certain activities.

        The net tax effect of these exceptional charges was to reduce the Group tax charge by €nil. The cash outflows arising from the exceptional charge was €nil.

        In the financial year ended 31 March 2004, the Group incurred a number of non-recurring costs principally in relation to the impairment of the carrying value of land and buildings arising from a revaluation of land and buildings in December 2003.

        The net tax effect of these exceptional charges was to reduce the Group tax charge by €nil. The cash outflows arising from the exceptional charge was €nil.

7.     Exceptional operating costs

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Exceptional operating costs	€101	€—	€13	€16

        In the financial period ended 1 November 2001, the Group incurred a number of non-recurring costs, principally in relation to (i) costs incurred in connection with public take-over offers; (ii) certain non-recurring directory costs; (iii) costs associated with the implementation of the euro; (iv) costs associated with various compliance matters; and (v) liabilities relating to self insured risk. The net tax effect of the exceptional charges was to reduce the Group tax charge by €5 million.

        In the financial year ended 31 March 2003, the Group incurred a number of non-recurring costs principally in relation to (i) costs incurred in connection with potential refinancing and (ii) charges in relation to a deficit on an annuity scheme provided as part of the restructuring programme. The net tax effect of the exceptional charge was to reduce the Group tax charge by €1 million.

        In the financial year ended 31 March 2004, the Group incurred a number of non-recurring costs principally in relation to (i) bonus amounts payable to executives, relating to contractual entitlements triggered by the refinancing, of €19 million, which were not capitalised as debt issue costs under Irish GAAP, and (ii) costs incurred of €1 million in connection with refinancing. These costs were partially offset by a (i) €3 million credit relating to compliance matters and (ii) €1 million credit relating to restructuring. The net tax effect of the exceptional charge was to reduce the Group tax charge by €2 million

        The cash outflows arising from the exceptional charges in the financial period from 1 April 2001 to 1 November 2001 were €50 million, in the financial period from 2 November 2001 to 31 March 2002 were €nil in the financial year ended 31 March 2003 were €19 million, and in the financial year ended

31 March 2004 were €40 million. This includes certain cashflows in respect of exceptional charges included in the profit and loss account in earlier years.

8.     Exceptional provision for exit from certain International and Multi-Media activities

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Exceptional provision for exit from certain International and Multimedia activities	€3	€—	€—	€—

        The charge for the financial period ended 1 November 2001 of €3 million relates to restructuring costs and the related exit of leased buildings in the UK and Northern Island markets. The net taxation effect of this provision, in the financial period ended 1 November 2001, was a reduction in the Group tax charge by €0.4 million.

        The cash outflows arising from these exceptional charges in the period ended 1 November 2001 were €9 million (31 March 2002: €3 million, 31 March 2003: €2 million, 31 March 2004: €nil). This includes certain cashflows in respect of exceptional charges included in the profit and loss account in earlier years.

9.     Exceptional costs arising on Demerger of mobile business

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Exceptional costs arising on Demerger of mobile business	€59	€—	€—	€—

        In the financial period ended 1 November 2001, the Group incurred certain costs in relation to the Demerger of the Group's mobile business and subsequent acquisition by Vodafone Group plc (see note 14). In addition, the Group paid the ESOT (eircom Employee Share Ownership Trust) €28 million to purchase shares for Eircell employees who left the Group as a consequence of the Demerger. The net tax effect of these exceptional charges in the financial period ended 1 November 2001, was to reduce the Group tax charge by €5 million.

        The cash outflows arising from the exceptional charge in the financial period ended 1 November 2001 were €54 million (31 March 2002: €6 million, 31 March 2003: €1 million, 31 March 2004: €3 million). This includes certain cashflows in respect of exceptional costs included in the profit and loss account in earlier years.

10.   Amounts written off financial assets and investments held as current assets

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Amounts written off financial asset and investments held as current assets	€12	€—	€—	€—

        In the financial period ended 1 November 2001, the Group wrote down its investment in Accuris to its net realisable value as the investment was held exclusively with a view to subsequent resale. On 16 May 2002, Accuris was sold.

11.   Exceptional Interest Payable and Similar Charges

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Exceptional interest payable and similar charges	€—	€54	€—	€51

        The exceptional costs in the financial period ended 31 March 2002 relate to the write-off of debt issue and related costs on funds borrowed to finance the Valentia Telecommunications Acquisition of eircom Limited. All debt issue and related costs incurred during the financial period ended 31 March 2002 were written-off in accordance with FRS 4 "Capital Instruments" which requires that debt issue costs are amortised up to the earliest date on which the repayment option can be exercised unless there is no genuine possibility that the option will be exercised on that date.

        In the financial year ended 31 March 2004, exceptional costs of €27 million relate to the write-off of debt issue costs on funds borrowed of €1,250 million as part of the reorganisation and refinancing in August 2003. Debt issue costs incurred in respect of this facility were written-off in accordance with FRS 4 "Capital Instruments" which requires that debt issue costs are amortised up to the earliest date on which the repayment option can be exercised, unless there is no genuine possibility that the option will be exercised on that date. The related debt was repaid in March 2004, in conjunction with a group refinancing.

        In addition, the exceptional interest charge in the financial year ended 31 March 2004, includes €24 million relating to the early exit from interest rate swaps arising as a result of the early payment of the related debt in conjunction with the Group refinancing in March 2004.

12.   Interest Payable and Similar Charges (net)

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Interest and associated finance costs payable in respect of financing facilities:
Repayable within 5 years not by instalments	€14	€11	€15	€36
Repayable within 5 years by instalments	2	1	2	7
Repayable wholly or partly in more than 5 years	—	44	142	112
Amortisation of debt issue costs	—	—	—	7

Total interest payable	16	56	159	162
Less: Interest receivable	(10)	(4)	(25)	(5)

Net interest payable	6	52	134	157
Exchange differences arising on foreign currency borrowings:
Realised gains	1	—	—	—
Unrealised gains	—	—	(1)	(20)
Hedging contract losses	—	—	1	20

	€7	€52	€134	€157

        Interest receivable in the financial year ended 31 March 2003 includes €11 million of interest arising from taxation settlements.

13.   Tax (credit)/charge on loss on ordinary activities

  (a) Analysis of (credit)/charge in period

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Current tax:
Irish corporation tax on loss for the period	€1	€8	€11	€21
Adjustments in respect of previous periods	(40)	—	(27)	(7)
Payment for corporation tax losses	2	—	—	—

Total current tax (credit)/charge (note 13 (b))	(37)	8	(16)	14
Deferred tax: Origination and reversal of timing differences (note 23)	(6)	—	10	—

Tax (credit)/charge on loss on ordinary activities	€(43)	€8	€(6)	€14

  (b) Factors affecting tax charge for period

        The tax assessed for the periods is different than the tax charge that would arise on applying the standard rate of corporation tax in the Republic of Ireland of 12.5% (31 March 2003: 15.125%, 31 March 2002 and 1 November 2001: 19%). The differences are explained below:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Loss on ordinary activities before taxation	€(199)	€(67)	€(46)	€(81)

Loss on ordinary activities multiplied by standard rate of corporation tax 12.5% (31 March 2003: 15.125%, 31 March 2002 and 1 November 2001: 19%)	(38)	(13)	(7)	(10)
Effects of:
Adjustment in respect of previous periods	(40)	—	(27)	(7)
Utilisation of tax losses	1	—	(1)	(1)
Depreciation in excess of capital allowances/(capital allowances in excess of depreciation)	11	—	(7)	(4)
Expenses not deductible for tax purposes	24	20	27	30
Gains taxed in prior periods	—	—	(2)	(2)
Other timing differences	—	—	—	5
Income not taxable	—	—	(2)	—
Tax losses unutilised	—	—	3	2
Payment for tax losses	2	—	—	—
Income taxable at higher rates	3	1	—	1

Current tax (credit)/charge for period (note 13 (a))	€(37)	€8	€(16)	€14

  (c) Factors that may affect future tax charges

        There are no known material factors that are expected to affect future tax charges. The proposed adoption of IFRS for the financial year ending 31 March 2006 onwards may materially affect the future deferred tax charge.

14.   Dividend in specie on the Demerger of mobile business

        On 11 May 2001, the eircom shareholders, at an extraordinary general meeting, approved the Demerger of the Group's mobile communications business, Eircell Limited now called Lercie Limited, ("Eircell") to Eircell 2000 plc. Subsequently, the entire issued share capital of Eircell 2000 plc was acquired by Vodafone Group plc under an offer declared unconditional in all respects on 13 May 2001.

        The Demerger was effected by way of a distribution in specie to eircom shareholders during the financial year ended 31 March 2002. The impact on Group reserves amounted to €176 million. The results of Eircell up to the date of Demerger on 11 May 2001 are included in the consolidated profit and loss account as "discontinued operations". The consolidated cashflow statement includes cashflows for the period to the date of Demerger. Subsequent to the Demerger, Eircell repaid €251 million in settlement of intercompany loan account balances. Transaction costs associated with the Demerger have been accounted for as exceptional charges in the Group profit and loss account.

        The following table represents the net assets of the Eircell Group at 11 May 2001:

(in millions)
Tangible fixed assets	€453
Investment in associated undertakings	5
Goodwill	4
Stocks	4
Debtors	138
Cash	12
Creditors	(394)
Loans and other debt	(51)
Provisions for liabilities and charges	(14)
Minority Interests	(1)

€156

        The Demerger dividend reported in the consolidated profit and loss account comprised the following:

(in millions)
Net assets of Eircell Group distributed on Demerger	€156
Goodwill arising in Eirpage Limited relating to the Eircell business	2
Intercompany items and liabilities retained by eircom on the demerger of Eircell Group	18

€176

15.   Dividend Paid and Payable (including dividends and other appropriations in respect of non-equity shares)

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Ordinary dividends:
Paid interim dividends	€11	€—	€—	€535
Proposed final dividend	—	—	—	107
Preference dividends:
Preference dividend paid and payable/(waived) on ESOT Preference Shares	—	12	21	(32)
Preference dividends: paid and payable/(waived) on Non-Voting Adviser Preference Shares	—	—	1	(1)

	€11	€12	€22	€609

        Under the terms of the Valentia Telecommunications offer to eircom Limited shareholders, which was declared wholly unconditional on 2 November 2001, a dividend per share of 3 cents was paid in respect of equity shares of the previous owners of the Company. This dividend was in substitution for the previously proposed final dividend of 2.46 cents proposed by the eircom Limited Directors in respect of the financial year ended 31 March 2001. The balance of the 3 cent "Valentia Offer" dividend per share (0.54 cents) has been included in the period ended 1 November 2001. The total dividends payable under the Valentia Offer amounted to €66 million, of which €11 million was provided in the financial period ended 1 November 2001. Rounding has been applied.

        In July 2003, the holders of Preference Shares waived their rights to dividends on the preference shares. The ordinary dividend paid during the financial year ended 31 March 2004 was funded utilising reserves arising on the cancellation of share premium.

16.   Goodwill

Total
(in millions)
Cost
At 31 March 2002 and 31 March 2003	€764
Goodwill adjustment	(3)

At 31 March 2004	€761

Amortisation
At 31 March 2002	€16
Charge for year	38

At 31 March 2003	54
Charge for year	38

At 31 March 2004	€92

Net book amount
At 31 March 2004	€669

At 31 March 2003	€710

        Goodwill arising on the acquisition of eircom Limited is being amortised over 20 years, its expected useful life.

17.   Tangible Fixed Assets

	Land & Buildings	Network Plant & Equipment	Total
	(in millions)
Cost or Valuation
At 31 March 2002	€444	€2,205	€2,649
Additions	2	193	195
Transfer	(2)	2	—
Disposals/retirements	(5)	(2)	(7)
Revaluation surplus	(27)	—	(27)

At 31 March 2003	412	2,398	2,810

Cost	4	2,398	2,402
Valuation	408	—	408

At 31 March 2003	412	2,398	2,810
Additions	1	206	207
Exits from subsidiaries	(2)	(1)	(3)
Disposals/Retirements	—	(3)	(3)
Revaluation Surplus	70	—	70

At 31 March 2004	481	2,600	3,081

Cost	1	2,600	2,601
Valuation	480	—	480

At 31 March 2004	€481	€2,600	€3,081

Accumulated Depreciation
At 31 March 2002	€8	€179	€187
Charge for year (note 16(b))	16	371	387
Disposals/retirements	—	(2)	(2)
Impairment charge (note 16(b))	15	—	15
Revaluation surplus	(34)	—	(34)

At 31 March 2003	5	548	553

Charge for year (note 16(b))	17	345	362
Exit from subsidiaries	(1)	(1)	(2)
Disposals/retirements	—	(2)	(2)
Revaluation Surplus	(17)	—	(17)
Impairment charge (note 16(b))	—	9	9
Exceptional Impairment charge (included separately in profit and loss account) (note 6)	38	—	38

As at 31 March 2004	€42	€899	€941

Total Net Book Value at 31 March 2003	€407	€1,850	€2,257

Total Net Book Value at 31 March 2004	€439	€1,701	€2,140

        (a)   The valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at December 2002, valued properties at €408 million. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis. As a result, the carrying value of land and buildings was revalued upwards by €7 million. In addition there was a revaluation deficit below the net book value in respect of certain land and buildings of €15 million, which has been charged to the profit and loss account.

        The valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at 31 December 2003, valued properties at €442 million. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis. As a result, the carrying value of land and buildings was revalued upwards by €87 million. In addition there was a revaluation deficit below the net book value in respect of certain land and buildings of €38 million, which has been charged to the profit and loss account as an exceptional impairment charge.

        If these land and buildings had not been revalued, they would have been included in the consolidated financial statements at the following amounts:

	As at
	31 March 2003	31 March 2004
	(in millions)
Cost	€439	€438
Accumulated Depreciation	(39)	(90)

Net Book Value	€400	€348

        (b)   The depreciation charged in the profit and loss account is net of capital grants amortised during the periods as follows:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Depreciation	€228	€195	€387	€362
Impairment charges included in depreciation	—	—	15	9
Amortisation of capital grants (refer to note 24)	(2)	(7)	(3)	(3)

	€226	€188	€399	€368

        The Group's policy is to review asset lives annually and to adjust depreciation accordingly. In the financial year ended 31 March 2003, the review resulted in the adjustment of asset lives, as outlined in note 2(j). These changes were effected to more accurately reflect the asset lives in the industry. The effect of the changes on the profit and loss account for the financial year ended 31 March 2003 was a decrease in the depreciation charge of €39 million.

        The impairment charge included in depreciation in the financial year ended 31 March 2003, relates to a revaluation deficit in respect of certain land and buildings.

        The impairment change included in depreciation in the financial year ended 31 March 2004 relates to Global Crossing, International cable and Synchronous Digital Hierarchy ("SDH") equipment, that has been written off of €9 million.

        (c)   Included in tangible fixed assets is plant and equipment acquired under finance leases as follows:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Cost	€65	€63
Accumulated depreciation	(26)	(37)

Net Book Value	€39	€26

Depreciation charge for the period	€14	€13

        (d)   Assets in course of construction:

        Included in tangible fixed assets in the course of construction of €75 million (31 March 2003: €47 million).

18.   Stocks

	As at
	31 March 2003	31 March 2004
	(in millions)
Network development and maintenance stocks	€5	€4
Consumable and other stocks	5	6

	€10	€10

        The net replacement cost of stocks is not expected to be materially different from that shown above.

19.   Debtors

	As at
	31 March 2003	31 March 2004
	(in millions)
Amounts falling due within one year
Trade debtors	€205	€219
Amounts due from group companies	—	20
Prepayments and accrued income	106	88
Amounts due from ESOT	50	—

	€361	€327

Amounts falling due after more than one year
Pension scheme prepayment	€192	€177

        Two subsidiaries of the Group are party to a financing transaction under which credit balances and debit balances of the entities may be offset. This offset has been effected in the Group Balance Sheet. The balances of the Group so offset were €159 million at 31 March 2004 and €168.5 million at 31

March 2003 in respect of lease receivables and €159 million at 31 March 2004 and €168.5 million at 31 March 2003 in respect of bank loans.

        The defined benefit pension scheme, operated by eircom Limited, was assessed, at the date of the Valentia Telecommunications Acquisition of eircom Limited, by the Group's independent actuaries on a basis consistent with generally accepted accounting principles. As part of the adjustments to determine the fair value of the assets acquired, an amount of €208 million was included in the balance sheet, as at 1 November 2001, representing the funding surplus at the acquisition date. This surplus is being amortised in accordance with Statement of Standard Accounting Practice 24 "Accounting for Pension Costs".

        During the financial year ended 31 March 2003, the ESOT was loaned €50 million. This loan was unsecured, interest free and had an original fixed repayment date within one year which was subsequently extended to October 2003. The ESOT agreed to waive their dividend entitlements in relation to 474 ESOT Preference Shares for the duration of the ESOT loan from Valentia Telecommunications. This loan was repaid during the financial year ended 31 March 2004.

20.   Creditors

	As at
	31 March 2003	31 March 2004
	(in millions)
Amounts falling due within one year:
Bank loans and overdrafts (note 21)	€106	€1
Trade creditors	145	108
Accruals and deferred income	417	435
PAYE/PRSI	9	7
VAT	22	25
Corporation tax payable	50	50
Dividend payable	34	107

	€783	€733

Amounts falling due after more than one year:
Loans and other debt (note 21)	€2,125	€2,263

21.   Loans and Other Debt

	Within 1 Year	Between 1 & 2 Years	Between 2 & 5 Years	After 5 Years	Total
	(in millions)
Loans	€105	€—	€150	€1,975	€2,230
Overdrafts	1	—	—	—	1

As at 31 March 2003	€106	—	€150	€1,975	€2,231

Loans	€—	€—	€1,240	€—	€1,240
7.25% Senior Notes due 2013 (listed)	—	—	—	532	532
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	491	491
Overdrafts	1	—	—	—	1

As at 31 March 2004	€1	€—	€1,240	€1,023	€2,264

        Included in the above amounts are:

	As at
	31 March 2003	31 March 2004
	(in millions)
Wholly repayable within 1 year	€102	€1
Wholly repayable within 5 years	150	—
Repayable by instalments within 5 years	4	1,250
Repayable, otherwise than by instalments, due after 5 years	1,975	1,060
Debt issue costs (offset against loans due within 5 years)	—	(10)
Debt issue costs (offset against Senior Notes and Senior Subordinated Notes due after more than 5 years)	—	(37)

	€2,231	€2,264

        Loans and other debt are split as follows:

	As at
	31 March 2003	31 March 2004
	(in millions)
Secured (Senior Credit Facility)	€2,125	€1,250
Unsecured	106	1,061

	2,231	2,311
Debt issue costs	—	(47)

	€2,231	€2,264

        The Senior Credit Facility is secured, amongst other things, by a pledge of the shares in eircom Limited and Irish Telecommunications Investments Limited ("ITI") and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

22.   Financial Instruments

        The Group holds or issues financial instruments for the following main purposes:

  •
  To finance its operations;

  •
  To employ surplus funds;

  •
  To manage the interest rate and currency risks arising from its operations and from its sources of finance.

        The Group finances its operations out of operating cash flows, bond issues, bank borrowings, finance leases, and, in the past, preference shares and the issue of medium term notes and commercial paper.

        Derivative instruments are contractual agreements whose value reflects price movements in underlying assets and liabilities. The Group uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk. Derivative activity is carefully controlled and appropriately used and is an effective means of managing risk.

        The main risks arising from the use of financial instruments are market rate risk, liquidity risk and credit risk. Responsibility for managing these risks rests with the Board of Directors and in respect of certain activities, the Treasury Committee, a management committee chaired by the Chief Financial Officer. It is, and has been throughout the period under review, the Group's policy not to trade in financial instruments.

        Debtors, creditors and provisions for liabilities and charges have been excluded from all the numerical disclosures below. The Group conducts its business primarily in Ireland and, therefore, operating and investing cash flows are substantially denominated in euro. A limited level of foreign exchange risk arises in relation to certain capital expenditures and foreign exchange settlements with international third party telecommunications carriers.

  Market rate risk

        Market rate risk is defined as the exposure of the Group's financial position to movements in interest and foreign exchange rates. The principal aim of managing these risks is to limit the adverse impact on shareholder value of movements in interest rates and foreign exchange rates.

        The main derivatives used are interest rate swaps and currency swaps. It is Group policy to hedge all currency risk in currencies which are not denominations of the euro. The Group seeks to manage the fixed/floating mix on its borrowings with the aim of controlling cost while mitigating its exposure to interest rate risk. The Group achieves fixed rates on its borrowings either directly through the use of fixed rate debt or indirectly through the use of interest rate swaps. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.

  Interest rate risk profile of financial assets

        There were floating rate deposits outstanding of €285 million at 31 March 2004 (31 March 2003: €440 million). The interest rate on these deposits is generally based on the appropriate Euribor rate.

  Interest rate risk profile of the Group's financial liabilities

  Bank & Other Borrowing
  (Debt net of swaps)

	Local Currency			Local Currency
	Fixed	Floating	Total	Fixed	Floating	Total
	31 March 2003	31 March 2003	31 March 2003	31 March 2004	31 March 2004	31 March 2004
	(in millions)
EUR	€1,201	€1,030	€2,231	€1,335	€751	€2,086
Other currencies	—	—	—	225	—	225

Total all currencies	€1,201	€1,030	€2,231	€1,560	€751	€2,311

        The Group has no interest-free financial liabilities.

        As at 31 March 2004, the Group had currency swap contracts of €225 million (31 March 2003: €10 million) outstanding. Variable rates on loans and swaps are based on Euribor. After adjusting for the effect of swaps, €1,560 million (31 March 2003: €1,201 million) of bank and other debt bore interest at fixed rates, with a weighted average interest rate of 6.6% (31 March 2003: 7.1%).

        The weighted average life of the fixed rate debt (excluding preference shares) and swaps is set out in the following table:

  Weighted Average Residual Maturity in Years of Fixed-Rate

	31 March 2003	31 March 2004
Underlying Debt	0.5	9.4
Swaps:
we receive fixed interest	0.3	—
we pay fixed interest	1.9	3.0

  Currency exposures

        As at 31 March 2004, after taking into account the effects of currency swaps and forward foreign exchange contracts, the Group had no material foreign currency exposures.

  Fair values

        Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale.

        The following tables provide comparisons of the carrying amounts and fair values of the Group's fixed-rate financial assets and financial liabilities, including derivatives. The fair values of short-term deposits, floating-rate loans and overdrafts approximate to their carrying amounts.

        On an interest rate swap, the same notional principal amount is used for the paying and receiving sides. Consequently the carrying value of an interest rate swap is zero. The fair value reflects the difference between the fixed rate and current market rates. The carrying value of currency swaps is affected by movements in the exchange rates of the currencies concerned, while the fair value reflects both interest rate and exchange rate movements.

	As at
	31 March 2003		31 March 2004
	Book Value	Fair Value	Book Value	Fair Value
	(in millions)
Financial assets
Cash at bank and in hand	€440	€440	€285	€285

Liabilities
Underlying debt
Fixed Rate	€105	€109	€1,040	€1,116
Floating rate	2,126	2,126	1,251	1,251

Total	€2,231	€2,235	€2,291	€2,367

Debt net of swaps
Fixed rate	€1,201	€1,246	€1,560	€1,642
Floating rate	1,030	1,030	751	751

Total	€2,231	€2,276	€2,311	€2,393

Preference Shares	€252	€252	€—	€—
Interest rate swaps liability	€—	€(41)	€—	€—
Currency swaps liability	€—	—	€(20)	€(26)

  Liquidity risk

        The objective of liquidity management is to ensure the availability of sufficient funds to meet the Group's requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines.

        The maturity profile of Group debt is set out in note 21 of the financial statements.

        As at 31 March 2004, the Group had a €150 million (31 March 2003: €225 million) committed borrowing facility expiring in March 2009 which was undrawn at that date. All conditions precedent had been met at 31 March 2004.

  Credit risk

        The Group is exposed to credit risk relating to its cash and current financial assets. The Group places its cash and current financial assets with highly rated financial institutions. The Group's policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The Group has not experienced any losses on such accounts.

        Credit risks are mainly related to counterparty risks associated with prepayments, amounts owed by related companies, interest in debt securities, derivative contracts, equity investments in related companies and other debtors.

        Equity investments and amounts owed by associated companies are limited to the authorities issued by the Board of Directors of the Group.

        The Group's trade debtors are generated by a large number of customers, both private individuals and companies in various industries, mainly in Ireland. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis, including the processing of current credit information on subscribers from third-party sources.

        Transactions involving derivative contracts are managed by ITI; a wholly owned subsidiary, within a framework of limits approved by the Treasury Committee, which restrict the Group's dealings to highly rated financial institutions.

  Hedges

        Under the Group's accounting policy, foreign currency borrowings and, currency swap agreements are valued at year end exchange rates.

        Interest differentials arising on swap agreements are accrued and reflected in interest payable. Consequently changes in fair value attributable to movements in interest rates are not recognised.

        The table below shows the extent to which the Group had unrecognised gains and losses, in terms of fair value, at the beginning and end of the year.

	31 March 2003	31 March 2004
	(in millions)
Unrecognised gains/(losses)
Gain/(losses) on contracts outstanding at start of year	€6	€(41)

Of which:
Included in income in financial year	—	(41)

Not included in financial year	6	—
Loss arising in year	(47)	(6)

Loss on contracts as at end of year	€(41)	€(6)

Of which:
Expected to be included in next 12 months	€(22)	€(1)

Expected to be included in later years	€(19)	€(5)

23.   Provisions for Liabilities and Charges

	Staff Restructuring	Provision for exit from certain International and Multi-Media Activities	Onerous Contracts	Deferred Taxation	Other	Total
	(in millions)
As at 31 March 2002	€153	€11	€17	€72	€93	€346
Transfer from provision for exit from certain International and Multi-Media Activities	9	(9)	—	—	—	—
Transfer from accruals	36	—	—	—	—	36
Utilised in the year	(83)	(2)	(2)	—	(14)	(101)
Profit and Loss charge/(credit)	11	—	(5)	10	(4)	12

As at 31 March 2003	€126	€—	€10	€82	€75	€293

Utilised in the year	€(45)	€—	€(10)	€—	€(6)	€(61)
Profit and Loss (credit)/charge	(1)	—	—	—	11	10

As at 31 March 2004	€80	€—	€—	€82	€80	€242

  Staff restructuring

        The Group has a constructive obligation in respect of the costs of a fundamental staff restructuring. The amount of the provision is based on the Group's past experience of restructuring and the discussions to date with employees and their representative unions. Included within this provision is a net deficit on an annuity plan of €72 million (2003: €58 million) offered as part of the restructuring. As at 31 March 2004, the annuity plan element of the provision is expected to be utilised over a period of nine years. The remaining €8 million of the provision at 31 March 2004 has been fully utilised by the year end.

        During the financial year ended 31 March 2004 €45 million (31 March 2003: €83 million) of the provision was utilised primarily to pay for staff exits under the fundamental restructuring programme. There was a release of €1 million in relation to a provision for restructuring in the financial year ended 31 March 2004.

        This provision was created at €412 million in the financial year ended 31 March 2000. An additional provision of €11 million was charged to the profit and loss account in the financial year ended 31 March 2003 in respect of a net deficit on an annuity plan offered as part of the restructuring programme.

  Provision for exit from certain International and Multi-Media activities

        The Group had a provision for redundancy and other costs of exit of certain areas of International and Multi-Media businesses. As the Group no longer has a separate International and Multi-Media division, the provision that is required has been included as part of the overall staff restructuring provision.

  Onerous Contracts

        The Group had onerous contracts in relation to international capacity commitments as at 31 March 2003. The provision was based on contracted terms and the liability has been paid in the financial year ended 31 March 2004.

  Deferred taxation

        In accordance with Financial Reporting Standard ("FRS 19") "Deferred tax", the Group's policy is to provide for taxation on a full liability basis. Deferred taxation liabilities arise from capital allowances and other timing differences.

        The deferred taxation provision consists of:

	As at
	31 March 2003	31 March 2004
	(in millions)
Timing difference on pension prepayment	€24	€22
Capital allowances and other timing differences	58	60

	€82	€82

        No deferred tax is provided on timing differences arising from the revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will be rolled over. The total amount unprovided for at 31 March 2004 is estimated at €60 million. Such deferred tax would become payable only if the fixed assets were sold.

  Other

        The Group is self insured in respect of certain personal injury and damage claims. There is a provision for the estimated costs of incidents which have occurred at each period end based on a case by case review with actuarial assistance. The payments will be made as the cases are settled. The Group also has a provision for costs arising from certain compliance matters. There was a release of €3 million in relation to a provision for costs arising from certain compliance matters in the financial year ended 31 March 2004.

24.   Capital Grants

	As at
	31 March 2003	31 March 2004
	(in millions)
Received/receivable
At beginning of financial year	€21	€22
Received/receivable during year	1	1

At end of financial year	€22	€23

Amortisation
At beginning of financial year	€7	€10
Amortisation to profit & loss account (refer to note 16(b))	3	3

At end of year	€10	€13

Net book value at end of financial year	€12	€10

        The capital grants received by the Group relate to programmes to develop the Irish telecommunications infrastructure and were sponsored by the European Union.

25.   Called up Share Capital

	2003 Authorised	2003 Issued & Fully Paid	2004 Authorised	2004 Issued & Fully Paid
	(in millions)
Ordinary Share Capital
Ordinary Shares of €1 each
Authorised—630,001,000 (2003: Nil)	€—		€630
Issued—359,940,106 (2003: Nil)		€—		€360
A Ordinary Shares of €1 each
Authorised—Nil (2003: 100,000,000)	100		—
Issued—Nil (2003: 100,000,000)		100		—
B Ordinary Shares of €1 each
Authorised—Nil (2003: 10,000,000)	10		—
Issued—Nil (2003: 7,940,000 shares)		8		—

	€110	€108	€630	€360

Preference Share Capital
ESOT Preference Shares of €100,000 each
Authorised—Nil (2003: 5,000)	€500		€—
Issued—Nil (2003: 2,390)		€239		€—
Non Voting Third Party Preference Shares of €1 each
Authorised—Nil (2003: 10,000,000)	10		—
Issued—Nil (2003: 8,000,000)		8		—
Non Voting Adviser Preference Shares of €1 each
Authorised—Nil (2003: 10,000,000)	10		—
Issued—Nil (2003: 5,000,000)		5		—
Balancing Voting Deferred Shares at €0.01 each
Authorised—Nil (2003: 100,000)	—		—
Issued—Nil (2003: 10,000)		—		—

	€520	€252	€—	€—

        The detailed alterations to the authorised and issued share capital of the Company that have taken place during the financial year ended 31 March 2004 are set out below:

        On 21 July 2003, 6 B Ordinary Shares of Valentia Telecommunications of €1.00 were issued at a subscription price of €1.00 each.

        On 21 July 2003, the entire issued share capital of Valentia Telecommunications was converted into ordinary shares of €1.00 in the following manner:

  •
  2,390 ESOT Preference Shares of €100,000 were subdivided into 239,000,000 ESOT Preference Shares of €1.00;

  •
  239,000,000 ESOT Preference Shares of €1.00 were redesignated as 239,000,000 Ordinary shares of €1.00;

  •
  10,000 Balancing Voting Deferred Shares of €0.01 were combined and consolidated into 100 Balancing voting shares of €1.00;

  •
  100 Balancing Voting Deferred Shares of €1.00 were redesignated as 100 Ordinary shares of €1.00;

  •
  100,000,000 A Ordinary Shares of €1.00 were redesignated as 100,000,000 Ordinary shares of €1.00;

  •
  7,940,006 B Ordinary Shares of €1.00, were redesignated as 7,940,006 Ordinary shares of €1.00;

  •
  5,000,000 Adviser Preference Shares of €1.00 were redesignated as 5,000,000 ordinary shares of €1.00; and

  •
  8,000,000 Third Party Preference Shares of €1.00 were redesignated as 8,000,000 ordinary shares of €1.00.

        On 21 July 2003, the authorised share capital of Valentia Telecommunications was increased from €630,001,000 to €1,170,001,000 divided into 630,001,000 Ordinary Shares of €1.00 each and 540,000,000 A Ordinary Shares of €1.00 each.

        On 7 August 2003, 539,127,000 A Ordinary Shares in Valentia Telecommunications of €1.00 were issued as fully paid bonus shares from the proceeds of a capitalisation of the share premium account. All of these shares were subsequently cancelled for nil consideration on the same date and the entire authorised share capital of A Ordinary Shares was cancelled.

26.   Reserves

	Share Premium Account	Revaluation Reserves	Capital Contribution	Profit and loss account
		(in millions)
As at 31 March 2002	€539	€—	€—	€(87)
Revaluation surplus	—	7	—	—
Loss for the financial year	—	—	—	(62)

As at 31 March 2003	539	7	—	(149)
Loss for the financial year	—	—	—	(704)
Revaluation surplus	—	87	—	—
Capital contribution from parent company	—	—	220	—
Bonus Issue and cancellation of Shares	(539)	—	—	539
Transfer on realisation of revalued assets	—	(3)	—	3

As at 31 March 2004	€—	€91	€220	€(311)

27.   Acquisition of Subsidiary Undertakings

        On 28 September 2001, Valentia Telecommunications announced that it had received acceptances for its offer for eircom from shareholders representing 84% of the issued share capital of eircom. Accordingly, the offer became unconditional as to acceptances. On 2 November 2001, the offer was declared wholly unconditional.

        The Valentia Telecommunications Acquisition entitled eircom shareholders to receive a total of €1.365 in cash for each eircom share. This comprised (i) cash consideration of €1.335 per eircom share and (ii) payment of a cash dividend of € 0.030 per eircom share.

        The cost of acquisition was €3,033 million (excluding the dividend paid by eircom) comprising purchase consideration of €2,947 million and acquisition expenses of €83 million. The purchase consideration was satisfied by cash paid.

        During the financial year ended 31 March 2004, an adjustment of €3 million was made to the acquisition expenses to reflect certain acquisition costs accrued which were no longer payable, which had the affect of decreasing goodwill by that amount (see note 16).

        The assets and liabilities of eircom on the date of acquisition, and the adjustments to fair values, are set out below:

	Book Value at 2 November 2001	Fair Value Adjustments		Fair Values
	(in millions)
Tangible Fixed Assets	€1,836	€715	(i)	€2,551
Stocks	21	—		21
Debtors	367	208	(ii)	575
Assets held for resale	17	133	(iii)	150
Creditors & Accruals	(666)	(36	)(iv)	(702)
Proposed Dividends	(66)	—		(66)
Provisions for liabilities and charges	(349)	(22	)(v)	(371)
Net Funds	111	—		111

Net Assets acquired	€1,271	€998		€2,269

Purchase Consideration (excluding dividend payable)				3,030

Goodwill Arising on Acquisition				€761

(i)
Adjustment to reflect tangible fixed assets at their fair value being:

•
Open market value for Land & Buildings following valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at 1 December 2001.

•
Depreciated replacement cost for Network, Plant and Equipment.

(ii)
Pension surplus arising from actuarial review.

(iii)
Recognises the estimated value of assets acquired as part of the eircom Group, which are held for resale at 31 March 2002.

(iv)
Recognition of annuity commitments.

(v)
Deferred taxation provision on (ii) and (iv) above.

28.   Amounts in Group Cash Flow Statement

        Amounts included in the Group cash flow statement are reconciled or analysed as follows:

  (a)    Net Cash Flow from all Operating Activities

	Predecessor	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Group operating (loss)/profit before group share of associated undertakings	€(118)	€40	€85	€126
Depreciation, impairment and amortisation	280	204	437	444
Amortisation of pension surplus	—	—	16	16
Cash flows relating to fundamental restructuring, business exits and other provisions	(176)	(20)	(63)	(59)
Non Cash exceptional charges	52	—	10	(6)
Cashflows relating to prior year exceptional charges	—	—	(7)	(8)
Working Capital
Decrease in stocks	8	7	4	—
Increase/(decrease) in creditors	160	(52)	(127)	(31)
(Increase)/decrease in debtors	(34)	(33)	142	8

Net cash inflow from operating activities	€172	€146	€497	€490

  (b)    Return on Investments and Servicing of Finance

	Predecessor	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Interest received	€15	€4	€24	€3
Interest paid	(22)	(50)	(161)	(146)
Dividends paid to minority shareholders	(3)	—	—	—
Debt issue costs paid	—	(51)	(3)	(75)

	€(10)	€(97)	€(140)	€(218)

  (c)    Taxation received/(paid)

	Predecessor	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Corporation tax refund received	€128	€13	€17	€—
Corporation tax paid	(36)	(2)	(13)	(14)

	€92	€11	€4	€(14)

  (d)    Capital Expenditure and Financial Investments

	Predecessor	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Payments to acquire tangible fixed assets	€(195)	€(117)	€(197)	€(209)
Receipts from disposal of fixed assets	4	17	8	1
(Payment to)/repayment from ESOT	—	—	(50)	50
Capital grants received	—	19	—	1
Advance to parent undertaking	—	—	—	(20)

	€(191)	€(81)	€(239)	€(177)

  (e)    Acquisitions and Disposals

	Predecessor	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Purchase of subsidiary undertakings	€(8)	€(3,006)	€(9)	€—
Deferred/contingent consideration paid in respect of prior years acquisition	(3)	—	—	—
Advance to subsidiary undertakings (held for sale)	(3)	—	—	—
Receipt in respect of assets held for resale	—	—	191	—
Disposal of subsidiary undertakings	—	—	3	—
Cash acquired/(disposed of) with subsidiary undertakings	—	309	—	(1)
Cash inflow arising on the Demerger of mobile business	251	—	—	—

	€237	€(2,697)	€185	€(1)

  (f)    Financing

	Predecessor	Successor
	Financial Period 1 April 2001 to 1 November 2001	Financial Period 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Repayment of loan capital	€(83)	€(4)	€(181)	€(2,230)
Issue of Share capital (net of expenses)	—	884	—	—
Issue of Senior and Senior Subordinated Notes	—	—	—	1,060
Additions to loan capital	—	2,219	—	1,250
Capital element of finance lease payments	(47)	(1)	(1)	—
Capital contribution from parent company	—	—	—	220

Net cash (outflow)/inflow from financing	€(130)	€3,098	€(182)	€300

  (g)    Analysis of Net Debt

	At 31 March 2002	Cash Flows	At 31 March 2003	Cash Flows	Other	At 31 March 2004
	(in millions)
Cash at bank and in hand	€316	€124	€440	€(155)	€—	€285
Overdrafts	(2)	1	(1)	—	—	(1)

	314	125	439	(155)	—	284
Debt due within one year	(132)	27	(105)	105	—	—
Debt due after one year	(2,280)	155	(2,125)	(185)	47	(2,263)

	€(2,098)	€307	€(1,791)	€(235)	€47	€(1,979)

29.   Principal Subsidiary and Associated Undertakings

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2004	Business	Registered Office and Country of Incorporation
eircom Funding (an unlimited public company)	100%	Financing Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen's Green West, Dublin 2, Ireland.
Irish Telecommunications Investments Limited	100%	Telecommunications Financing and Treasury Management	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (U.S.) Limited	100%	Marketing of Telecommunications Services in U.S.A.	114 St. Stephen's Green West, Dublin 2, Ireland.
Eirtrade Services Limited	100%	Provision of Electronic Trading Services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Phonewatch Limited	100%	Installation, Monitoring and Maintenance of Residential Security Systems	114 St. Stephen's Green West, Dublin 2, Ireland.
Indigo Group Limited	100%	Provision of Internet Services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (UK) Limited	100%	Provision of Telecommunications and Related Services	South Quay, Plaza II, 183 March Wall, London, E14 9SH, United Kingdom.
Lan Communications Limited	100%	Systems Integrator	114 St. Stephen's Green West, Dublin 2, Ireland.
Lercie	100%	Dormant company	114 St. Stephen's Green West, Dublin 2, Ireland.

eircom Investments BV	100%	Investment Holding Company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.
Eircable Limited	100%	Investment Holding Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Holdings Limited	100%	Investment Holding Company	114 St. Stephen's Green West, Dublin 2, Ireland.
Continuous Communications Systems Limited	100%	Communications Contractors	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (Infonet Ireland) Limited	100%	Provision of Global Data Services	114 St. Stephen's Green West, Dublin 2, Ireland.
GoFree Limited	100%	Property Investment Company	114 St. Stephen's Green West, Dublin 2, Ireland.
Topsource Recruitment Limited	100%	Employment Agency	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Net BV	100%	Investment Holding Company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.
eircom International Networks Limited	100%	Provision of Telecommunications and Related Services	114 St. Stephen's Green West, Dublin 2, Ireland.
Associated Undertakings	Interest in Ordinary Shares at 31 March 2004	Business	Registered Office and Country of Incorporation
eircom Enterprise Fund Limited	50%	Seed Capital Company and Early Stage Fund Company	114 St. Stephen's Green West, Dublin 2, Ireland.
Beacon Integrated Solutions Limited	49%	Information Technology Consultancy	Howley's Quay, Limerick, Ireland.
Telecom Engineering Services Limited	35%	Telecommunications Engineering Services	Unit 14, Cherry Orchard Industrial Estate, Dublin 10, Ireland.
Altion Limited	33%	Telecommunications Software Solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.
Buy4Now Limited	22%	E-commerce Software Developer	9 The Mall Beacon Road, Sandyford Industrial Estate, Dublin 18, Ireland.

        Telecom Engineering Services Limited has a financial year ending on 31 July.

30.   Employees

        The average number of persons employed by the Group during the respective financial periods were as follows:

	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
Fixed line network and other communications
Operations/Technical	6,452	5,700	5,335
Sales/Customer Support	3,221	2,871	2,439
Administration	665	558	532

	10,338	9,129	8,306
Mobile	191	—	—

Total	10,529	9,129	8,306

        During the financial periods ended 31 March 2002, 31 March 2003 and 31 March 2004, the majority of employees were employed in Ireland.

31.   Pensions

        (a)   The Group's pension commitments are funded through separately administered Superannuation Schemes and are principally of a defined benefit nature. The total Group pension charge, including contributions and amortisation of the pension surplus, in respect of the financial year ended 31 March 2004 was €41 million (31 March 2003: €41 million, 31 March 2002: €10 million, 1 November 2001: €16 million). In respect of the principal scheme, the contribution represents a rate of 8.2% of pensionable emoluments, as advised by the Group's Actuaries. The results for the financial year ended 31 March 2004 include amortisation of €16 million (31 March 2003: €16 million, 31 March 2002: €nil, 1 November 2001: €nil) in respect of a pension surplus of €208 million arising on the Valentia Telecommunications acquisition.

        The last full Actuarial Valuation of the principal scheme was carried out, using the attained age method, as at 31 March 2002 by Mercer Human Resource Consulting who are actuaries to the Scheme but are neither officers nor employees of the Group.

        The actuarial method used involved determining an appropriate future Group contribution rate designed to fund the projected liabilities of the Scheme related to service subsequent to 1 January 1984 over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial valuation was that the Scheme's investments will earn a real rate of investment return, over and above salary inflation and pension increases, of 2.5% per annum. At the date of the last actuarial valuation, the market value of the pension scheme assets was €2,065 million and the actuarial valuation of the assets attributable to the pension fund was sufficient to meet more than 100% of the value of the Scheme's accrued liabilities making due allowance for future increases in salaries and pensions.

        The actuarial report is available for inspection by the members of the Scheme at 114 St. Stephen's Green West, Dublin 2. The actuarial report is not available for public inspection.

        (b)   The Irish Minister for Finance is responsible for meeting and discharging the liabilities of: (i) the pension costs of former staff of the Irish Department of Posts and Telegraphs who retired or died before the Vesting Day (1 January 1984); (ii) costs in respect of the pension entitlements, related to pre-vesting day reckonable service, of staff who transferred to eircom from the Irish Civil Service. Such benefit payments are made from the eircom No. 2 Pension Fund, which was established in March 1999 and received a contribution of €1,016 million from the Irish Minister for Finance in accordance with arrangements set out in the eircom Superannuation (Amendment) Scheme, 1999. However, the Irish Minister for Finance retains liability for these payments.

        (c)   Financial Reporting Standard 17 ("FRS") "Retirement Benefits" disclosures.

        An actuarial valuation of the principal Group scheme as at 31 March 2002, was updated as at 31 March 2003 and 31 March 2004, for FRS 17 disclosure purposes, by a qualified independent actuary. The main financial assumptions used in the valuation were:

	31 March 2002	31 March 2003	31 March 2004
Rate of increase in salaries	4.00%	3.50%	3.50%
Rate of increase in pensions in payment	4.00%	3.50%	3.50%
Discount rate	6.10%	5.50%	5.00%
Inflation assumption	2.25%	2.25%	2.25%

        The assets in the scheme and the expected rate of return were:

	Long-Term Rate of Return Expected at 31 March 2002	Market Value at 31 March 2002	Long-Term Rate of Return Expected at 31 March 2003	Market Value at 31 March 2003	Long-Term Rate of Return Expected at 31 March 2004	Market Value at 31 March 2004
		(in millions)		(in millions)		(in millions)
Equities	8.00%	€1,479	7.75%	€1,027	7.50%	€1,419
Bonds	5.00%	349	4.75%	294	4.50%	248
Cash	3.50%	98	3.00%	60	3.00%	67
Property	6.50%	240	6.25%	309	6.00%	334

		€2,166		€1,690		€2,068

        The following amounts at 31 March 2002, 31 March 2003 and 31 March 2004 were measured in accordance with the requirements of FRS 17:

	As at
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Total market value of assets	€2,166	€1,690	€2,068
Present value of scheme liabilities	(1,807)	(2,015)	(2,360)

Surplus/(deficit) in the scheme	359	(325)	(292)
Related deferred tax (liability)/asset	(45)	41	36

Net pension asset/(liability)	€314	€(284)	€(256)

        If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserves at 31 March 2002, 31 March 2003 and 31 March 2004 would be as follows:

	As at
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Net assets excluding FRS 17 pension asset/(liability)	€812	€757	€360
Net FRS 17 Pension asset/(liability)	314	(284)	(256)
Liability already recognised in financial statements (net of deferred taxation)	32	51	64
Pension asset already recognised in financial statements (net of deferred taxation)	(182)	(168)	(155)

Net assets including pension asset/(liability)	€976	€356	€13

Revenue reserves excluding pension asset/(liability)	€(87)	€(149)	€(311)
Net FRS 17 Pension asset/(liability)	314	(284)	(256)
Liability already recognised in financial statements net of deferred taxation	32	51	64
Pension asset already recognised in financial statements (net of deferred taxation)	(182)	(168)	(155)

Revenue reserves including pension asset/(liability)	€77	€(550)	€(658)

        The following amounts would have been recognised in the performance statements for the financial year ended 31 March 2003 and 31 March 2004 under the requirements of FRS 17.

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Operating profit
Current service costs	€36	€40
Past service costs	8	—

	€44	€40

Other finance income
Expected return on pension scheme assets	€154	€114
Interest on pension scheme liabilities	(112)	(111)

	€42	€3

Statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	€(623)	€292
Changes in assumptions underlying the present value of the scheme liabilities	(34)	(211)
Experience gains and losses arising on the pension scheme liabilities	(47)	(32)

Actuarial (loss)/gain recognised in the statement of total recognised gains and losses	€(704)	€49

Movement in surplus/(deficit) during the year
Surplus/(deficit) in scheme at beginning of year	€359	€(325)
Current service costs	(36)	(40)
Contributions paid	22	21
Past service costs	(8)	—
Other finance income	42	3
Actuarial (loss)/gain	(704)	49

Deficit in scheme at end of year	€(325)	€(292)

Experience gains and losses for the year
Difference between the expected returns and actual return on scheme assets	€(623)	€292
Percentage of scheme assets	(37)%	14%
Experience gains and losses on scheme liabilities	€(47)	€(32)
Percentage of the present value of scheme liabilities	(2)%	(1)%
Total recognised in statement of total recognised gains and losses	€(704)	€49
Percentage of the present value of scheme liabilities	(35)%	2%

        Only the two years information is included in relation to the experience gains and losses as this represents all of the data available since the adoption of the transitional arrangements under FRS 17 by the Group.

32.   Operating Lease Commitments

        At 31 March 2003 and 31 March 2004, the Group had annual commitments in respect of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years. The analysis of the Group's annual commitments in respect of operating leases is as follows:

	As at
	31 March 2003		31 March 2004
	Property	Vehicles, plant and equipment	Property	Vehicles, plant and equipment
	(in millions)
Annual commitments under non-cancellable operating lease expiring:
Within one year	€—	€1	€—	€1
Within two to five years	—	2	—	2
After five years	22	—	22	—

	€22	€3	€22	€3

33.   Contingent Liabilities

  Regulatory Compliance Matters

        On 17 October 2002, the Commission for Communications Regulation ("ComReg"), the Irish Regulator for telecommunications, determined that the Group was not in compliance with its obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of the Group's discount schemes and published prices. No penalties were levied on the Group as a result of this review. By agreement with ComReg and at its direction, the Group put internal controls in place that the Group believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and eircom Limited's Statement of Compliance were submitted to ComReg on 30 January 2004. If ComReg concludes that the Group is not complying with its obligations, ComReg could begin an enforcement action. If the Group is found to be in violation of applicable laws and regulations, it may become subject to substantial criminal and civil penalties and fines.

        Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against the Group, seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. The Group submitted its defence on 26 January 2004. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs' alleged budget growth (€25 million) and loss of revenue on the plaintiffs' pricing (€5 million). The Directors do not believe that these figures represent damages which would be properly recoverable from the Group even if it had a liability to the plaintiffs, which is denied by the Group in the proceedings. The particulars also include further unquantified damages. The Directors intend to defend the proceedings vigorously.

  Demerger of the Eircell Mobile business

        Consequent on the Demerger of Eircell in May 2001, the Group has given certain warranties and indemnities to Eircell 2000 plc and Vodafone Group plc, some of which are subject to various limitations. The Group has also given indemnities to Vodafone Group plc, unlimited in time and quantum, in relation to the efficacy of the Demerger. Except for certain warranties relating to taxation and the indemnities in relation to the efficacy of the Demerger (in respect of which the liability of the

Group is unlimited in quantum), the liability of the Group for breach of the warranties is limited to €500 million. The Group has no liability in respect of claims under the warranties unless and until the amount of such claims, excluding claims which are for amounts less than €250,000 each, exceeds €25 million, in which event Vodafone Group plc are entitled to recover the full value of the claims including claims previously notified.

        eircom Limited has undertaken that it will not take any action, other than in the ordinary course of business, which would have the effect of reducing the net asset value of its assets below €200 million at any time up to 27 May 2005 without the prior consent of Vodafone Group plc.

        eircom Limited has covenanted that it will not, and will procure that no other member of its Group or person, firm or Company carrying on the fixed line business of eircom Limited in succession to eircom Limited ("eircom transferee") will not, for a period of three years following the completion of the Vodafone Offer (i.e. up to 13 May 2004), carry on any mobile telecommunications business in competition with the business conducted by Eircell Limited (now Lercie Limited) and its subsidiaries as at 21 December 2000 nor have any significant financial interest in such business.

        eircom Limited has agreed certain other indemnities in relation to costs and liabilities. The Directors are not aware of any such liabilities which would have a material effect on the Group's financial position.

  Exit From Golden Pages

        The Group has given certain warranties to Promedia GCV following the exit from Golden Pages. The liability period for non-tax warranties has expired. The Group has also given certain taxation indemnities and undertakings, which are generally subject to a cap of €10 million.

  Disposal of Cablelink

        The Group gave various tax and other warranties and indemnities to NTL Communications Corporation in connection with the disposal of its shareholding in Cablelink Limited in July 1999. The liability period for non-tax warranties has expired. Notice of any breach in respect of tax warranties must be given by 9 July 2006 and the Group's liability is capped at approximately €500 million.

  Other

        Other than disclosed above, a number of other lawsuits or claims arise in the normal course of business. While any litigation has an element of uncertainty, the directors believe that there were no other contingent liabilities which would have a material adverse effect on the Group's financial position.

        In the normal course of business, the Group has entered into contracts involving the exchange or purchase and sale of foreign currencies and various performance bonds. No material losses are expected in respect of these transactions other than losses for which provision has been made in the financial statements.

34.   Guarantees

  Senior Credit Facilities

        The Senior Credit Facility consists of a €1.4 billion credit facility which has the benefit of guarantees of all amounts payable by a borrower under the terms of the Senior Credit Facility. The Senior Credit Facility and its related guarantees are secured, amongst other things, by a charge over the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

        The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom Limited. Valentia Telecommunications is the borrower of the €1.250 billion term loan facility and eircom Limited is a borrower under the €150 million revolving credit facility which is currently undrawn.

        The obligations of Valentia Telecommunications, eircom Limited and ITI under the Senior Credit Facility are guaranteed by Valentia Telecommunication, eircom Limited and ITI.

        Valentia Telecommunications has granted a security interest over substantially all of its assets, including a fixed charge over all estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; securities; intellectual property; insurance proceeds; debts, revenue and claims and accounts and a floating charge over all of its other undertakings and assets. In addition, the shares of eircom Limited have been charged in favour of Deutsche Bank AG London as security agent for the creditors under the Senior Credit Facilities.

        eircom Limited and ITI have granted a security interest over substantially all of their assets, including a demise over their mortgaged property, fixed charges over all registerable mortgaged property; estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; shares and derivative assets; securities; intellectual property; insurance proceeds; debts, revenue and claims; rights from the local authority under covenants, agreements or statute and accounts and a floating charge over all of their other undertakings and assets.

  Senior Notes

        There is a full and unconditional guarantee of all amounts payable under the Senior Notes. This is a senior, unsecured obligation by eircom Limited, ranking equally in right of payment with all existing and future unsecured senior indebtedness of eircom Limited.

  Senior Subordinated Notes

        Both Valentia Telecommunications and eircom Limited have guaranteed all amounts payable in respect of all Senior Subordinated Notes. The Valentia Telecommunications guarantee is an unsecured, senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of Valentia Telecommunications, including the Senior Credit Facility and the Senior Notes, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of Valentia Telecommunications. The eircom Limited guarantee of all amounts payable under the Senior Subordinated Notes is an unsecured senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Limited, including its obligation under the Senior Credit Facility, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of eircom Limited. In addition, eircom Group plc has also guaranteed on a subordinated basis all amounts payable in respect of all Senior Subordinated Notes. The eircom Group plc guarantee is a general, unsecured subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Group plc.

35.   Commitments

  Capital Commitments

        Capital commitments of the Group, approved by the Board, amounted to €200 million at 31 March 2004 (31 March 2003: €207 million) of which €29 million (31 March 2003: €17 million) was contracted for by the Group at 31 March 2004.

36.   Related Party Transactions

        The Company has availed of the exemption contained in FRS 8 "Related Party Disclosures" in respect of subsidiaries, 90 per cent or more of whose voting rights are controlled within a Group. Consequently the financial statements do not include disclosure of transactions with entities in eircom Group plc Group.

  31 March 2002

        During the financial year ended 31 March 2002 the ESOT, which controls over 20% of the voting rights of eircom Group plc, reclaimed €7 million of professional fees that they incurred in relation to the acquisition of eircom by Valentia Telecommunications. These costs were included in acquisition expenses in the balance sheet and have not been charged to the profit and loss account. There were no amounts outstanding at 31 March 2002.

        During the financial year ended 31 March 2002 Lionheart Ventures (Overseas) Limited, a company which Sir Anthony O'Reilly, a director and former shareholder of the group, owns and controls, reclaimed €0.2 million of professional fees that they incurred in relation to the acquisition of eircom by Valentia Telecommunications. These costs were included in acquisition expenses in the balance sheet and have not been charged to the profit and loss account. There were no amounts outstanding at 31 March 2002.

        During the financial year ended 31 March 2002, entities affliliated with Soros Private Equity Partners ("Soros"), to which at that time certain directors of the company were affiliated, reclaimed €10 million of professional fees that they incurred in relation to the acquisition of eircom by Valentia Telecommunications. €7 million of these costs were treated as share issue costs and were written off to the share premium account in the balance sheet and there has been no charge to the profit and loss account. €3 million of these costs were treated as debt issue costs and were charged to the profit and loss account. There were no amounts outstanding at 31 March 2002.

        During the financial year ended 31 March 2002, entities affiliated with Providence Equity Partners Inc ("Providence"), to which at that time certain directors of the company were affiliated, reclaimed €21.6 million of professional fees that they incurred in relation to the acquisition of eircom by Valentia Telecommunications. €5.2 million of these costs were included in acquisition expenses in the balance sheet and have not been charged to the profit and loss. €8.7 million of these costs were treated as share issue costs and were written off to the share premium account in the balance sheet and there has been no charge to the profit and loss account. €7.7 million of these costs were treated as debt issue costs and were charged to the profit and loss account. At 31 March 2002 there was a balance due to Providence of €0.3 million.

        During the financial year ended 31 March 2002 A&L Goodbody solicitors, a partnership that Paul Carroll, who was a director of Valentia Telecommunications and eircom Group plc up to 18 March 2004, is a partner of, provided legal services to the Group. The total fees in respect of these services amounted to €8.5 million. €8.2 million of these costs were included in acquisition expenses in the balance sheet and have not been charged to the profit and loss account. €0.3 million of these costs were treated as debt issue costs and were charged to the profit and loss account. At 31 March 2002 there was a balance due to A&L Goodbody solicitors of €0.8 million in respect of these costs.

  31 March 2003

        During the financial year ended 31 March 2003, the ESOT was loaned €50 million by Valentia Telecommunications. This loan was unsecured, interest free and originally had a fixed repayment date within one year but this was extended to October 2003. The ESOT agreed to waive their dividend entitlements in relation to 474 ESOT Preference Shares for the duration of the ESOT loan from Valentia Telecommunications. This loan was repaid during the financial year ended 31 March 2004.

        During the financial year ended 31 March 2003, Lionheart Ventures (Overseas) Limited, was paid €0.2 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

        During the financial year ended 31 March 2003, entities affiliated with Soros, to which at that time certain directors of the Company were affiliated, were paid €0.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

        During the financial year ended 31 March 2003, entities affiliated with Providence, to which at that time certain directors of the Company were affiliated, were paid €1.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

        During the financial year ended 31 March 2003, A&L Goodbody, solicitors, provided legal services to the Group. The total fees in respect of these services amounted to €5.1 million. All of these costs were expensed in the year in the profit & loss account.

  31 March 2004

        During the financial year ended 31 March 2004, Lionheart Ventures (Overseas) Limited was paid €0.1 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

        During the financial year ended 31 March 2004, Soros were paid €0.3 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

        During the financial year ended 31 March 2004, Providence were paid €0.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

        During the financial year ended 31 March 2004, Lionheart Ventures (Overseas) Limited invoiced the Group for costs of €0.5 million in relation to the Reorganisation and Refinancing of the Group. These costs were included as debt issue costs. There were no amounts outstanding at 31 March 2004.

        During the financial year ended 31 March 2004, Soros invoiced the Group for costs of €1.8 million in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

        During the financial year ended 31 March 2004, Providence invoiced the Group for costs of €4.5 million in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

        During the financial year ended 31 March 2004, the ESOT reclaimed €3 million of professional fees that it incurred in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. At 31 March 2004, there was a balance due to ESOT of €1.1 million in respect of these costs.

        During the financial year ended 31 March 2004, A&L Goodbody solicitors provided legal services in the Group. The total fees in respect of these services amounted to €2.7 million. During the year, costs of €1.5 million, in relation to the Reorganisation and Refinancing of the Group, were included as debt issue costs. The remaining costs incurred of €1.2 million were included in operating costs in the profit and loss account. At 31 March 2004, there was a balance due to A&L Goodbody solicitors of €0.3 million in respect of these costs. These amounts are stated exclusive of VAT.

        During the financial year ended 31 March 2004, €6.4 million of the payments to related parties in respect of the amounts included as debt issue costs have been charged to the profit and loss account as a result of the exceptional write off of certain debt issue costs and amortisation of debt issue costs included in interest payable.

37.   Ultimate Parent Company

        eircom Group plc, incorporated in the United Kingdom, is the ultimate parent Company and controlling party. The largest and smallest Group of undertakings for which Group financial statements are drawn up of which the Company is a member is eircom Group plc. Copies of the Group financial statements of eircom Group plc are available at 114 St. Stephen's Green West, Dublin 2.

38.   Reconciliation to United States Generally Accepted Accounting Principles

        The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). These differences are described below together, where appropriate, with an explanation of the method used to determine the adjustments to net loss attributable to Group shareholders for the financial period from 1 April 2001 to 1 November 2001 (predecessor), the financial period from 2 November 2001 to 31 March 2002 (successor), the financial year ended 31 March 2003 (successor), and the financial year ended 31 March 2004 (successor), and shareholder's equity as at 31 March 2003 (successor) and 31 March 2004 (successor).

        The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net loss attributable to group shareholders amount and the equity shareholders' funds amount under Irish GAAP to the amounts which would have been reported had U.S. GAAP been applied.

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
		(in millions)
Reconciliation of net loss:
Net loss attributable to Group Shareholders (equity and non- equity) under Irish GAAP	(r)	€(158)	€(75)	€(40)	€(95)
U.S. GAAP adjustments:
Goodwill	(a)	—	16	38	38
Intangible Assets	(a)	—	(10)	(18)	(11)
Revenue	(b)	9	(7)	(9)	(4)
Revaluations	(c)	11	—	—	3
Provisions for restructuring and transformation costs	(d)	(31)	(17)	(94)	(60)
Provision for exit from certain international and multimedia activities	(e)	(5)	(4)	1	—
Debt issue costs	(f)	—	51	(7)	(42)
Pensions costs	(g)	30	10	35	(22)
Derivative financial instruments	(h)	(2)	6	(47)	35
Annuity scheme	(i)	(36)	—	—	—
ESOT Trust	(j)	(178)	(27)	(128)	(92)
Capitalised interest costs	(k)	1	5	5	3
Indefeasible rights to use (IRU)	(l)	1	1	1	1
Impairment of long-lived assets	(m)	21	—	15	38
Asset held for sale	(n)	—	5	(5)	—
Share options	(o)	—	—	—	(7)
Deferred taxes	(p)	—	4	10	5
Deferred taxes on U.S. GAAP adjustments	(p)	19	8	26	11

Net loss under U.S. GAAP		(318)	(34)	(217)	(199)
Dividends on preference shares	(q)	—	(12)	(22)	(9)

Net loss under U.S. GAAP attributable to ordinary shareholders		€(318)	€(46)	€(239)	€(208)

U.S. GAAP net loss consists of (loss)/profit from:
Continuing operations		€(272)	€(39)	€(212)	€(208)
Discontinued operations		(46)	5	(5)	—

Net loss		€(318)	€(34)	€(217)	€(208)

Operating (loss)/profit from continuing operations		€(317)	€2	€(72)	€11

		Successor
		As at
	Note	31 March 2003	31 March 2004
		(in millions)
Reconciliation of shareholders' equity:
Shareholders' funds under Irish GAAP		€757	€360
U.S. GAAP adjustments:
Goodwill	(a)	(215)	(177)
Intangible assets	(a)	172	161
Revenue	(b)	(16)	(20)
Revaluations	(c)	(7)	(91)
Provision for restructuring and transformation costs	(d)	68	8
Debt issue costs	(f)	44	2
Pensions costs	(g)	(1)	(23)
Derivative financial instruments	(h)	(41)	(6)
ESOT Trust	(j)	4	—
Capitalised interest costs	(k)	10	13
Indefeasible rights to use (IRU)	(l)	(25)	(24)
Impairment of long-lived assets	(m)	15	53
Deferred taxes	(p)	(75)	(70)
Deferred taxes on U.S. GAAP adjustments	(p)	(24)	(13)
Redeemable Preference Shares	(q)	(252)	—

Shareholders' equity under U.S. GAAP		€414	€173

  (a) Purchase Accounting Adjustments

  Predecessor Period

  Goodwill

        In the consolidated financial statements prepared in accordance with Irish GAAP, goodwill arising on the acquisition of a subsidiary or associated undertaking arising before 3 April 1998 remains eliminated against reserves. Financial Reporting Standard ("FRS") 10 "Goodwill and Intangible Assets", which applies to accounting periods ended on or after 23 December 1998, requires capitalisation and amortisation of goodwill over its estimated economic life. As permitted by FRS 10, the Group elected to apply its requirement prospectively.

        Under U.S. GAAP, prior to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill of the Group was capitalised as an intangible fixed asset or, in the case of associated undertakings, recorded as part of the carrying value of the associated undertaking and amortised against net income over its economic life.

  Intangible Assets

        In the predecessor periods, under Irish GAAP, the Group recorded an expense relating to a licence to operate its mobile communications services, which the Group was obligated to obtain from the Irish Government, as a result of the Government's decision to liberalise the mobile communications market in Ireland. Under Irish GAAP, the cost of the licence was prudently expensed as incurred. Under U.S. GAAP the cost of the licence was recorded as an intangible non-current fixed asset and amortised over the term of the licence of 15 years. Additionally, on 1 January 2000, the Group purchased a second mobile licence for €7.2 million, which was charged to expense under Irish GAAP. The licence was capitalised for U.S. GAAP and was amortised over the term of the licence of 11 years. As the Group disposed of its mobile communication operations in May 2001, these licences are effectively disposed of at that date.

  Successor Period

  Goodwill and intangible assets

        On 2 November 2001, eircom Limited was acquired by Valentia Telecommunications. Under Irish GAAP the consideration paid for a business is assigned first to the separable tangible assets acquired and liabilities assumed on the basis of their fair values at the acquisition date. Any excess of consideration over the fair value of the net tangible assets acquired was allocated to goodwill and amortised over 20 years.

        Under U.S. GAAP, SFAS No. 141 "Business Combinations" applies, which addresses the accounting and reporting for all business combinations initiated after 30 June 2001. SFAS No. 141 requires that the cost of an investment is assigned to assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In addition, SFAS No. 141 requires that an intangible asset must be separately identified and recognised apart from goodwill, and disclosed accordingly. An intangible asset should be recognised apart from goodwill if it arises from contractual or other legal rights, or if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed or exchanged. For U.S. GAAP purposes, the fair values have been assigned to certain intangible assets as shown in the table below.

        Effective 1 April 2002, under U.S. GAAP, the Group adopted SFAS No. 142, which established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition as well as how they are to be accounted for after they have been initially recognised in the financial statements. As a result of the adoption of this standard, the Group will not amortise goodwill, rather, they will test it for impairment on an annual basis based on a fair value approach. Additionally under SFAS No. 142, since the acquisition of the Group by Valentia Telecommunications was after 30 June 2001, goodwill has not been amortised for periods after 2 November 2001 (the acquisition date). Upon adoption of this standard, the Group completed a transitional impairment test for its goodwill and intangible assets and determined that there were no impairments to be recorded. The Group also completed its annual impairment test for its goodwill and indefinite—lived intangible assets as at 31 March 2004 and determined that there was no impairment to be recorded.

        The following table represents the allocation of the purchase price to net assets acquired in accordance with U.S. GAAP:

			(in millions)
Consideration			€3,030
Fair value of net assets acquired under Irish GAAP			2,269

Goodwill arising under Irish GAAP			761
Less: additional fair value adjustments under U.S. GAAP:
Regulatory assets	(i)	13
Customer base	(i)	105
Trade names/trademark	(i)	82
ESOT trust	(ii)	107
Pensions	(iii)	(46)
Restructuring and redundancy costs not recognised	(iv)	182
Indefeasible rights to use	(v)	(27)
Deferred taxes on Irish GAAP fair value adjustments	(vi)	(89)
Deferred taxes on U.S. GAAP adjustments	(vi)	(58)	269

Goodwill arising under U.S. GAAP			€492

(i)
The intangible regulatory asset and customer base are being amortised over 1 and 10 years respectively. The trademark has an indefinite life and is not being amortised.

(ii)
Under U.S. GAAP, the Group recognised an asset for the unallocated net assets of the ESOT Trust. Under Irish GAAP the Trust asset is not recognised. See note 38(j).

(iii)
Under Irish GAAP, pensions were valued on an actuarial basis at the date of acquisition. Under U.S. GAAP, the projected benefit obligation and the fair value of plan assets were remeasured at the date of acquisition and the resulting net prepaid pension asset was recorded.

(iv)
Under Irish GAAP, at the date of acquisition, the Group has recorded provisions for certain voluntary redundancy schemes and other transformation costs based on the fact that a legal or constructive obligation exists and the amount can be reasonably estimated. Under U.S. GAAP, this liability would not be recognised at the date of acquisition since they would not be recognised under either SFAS No. 88 "Employers' Accounting for Settlement and Curtailment of Defined Benefits" ("SFAS No. 88") or EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination ("EITF 95-3")". See note 38(d).

(v)
Under Irish GAAP, the Group recorded a liability for its obligations related to the service portion of IRU contracts to purchase and sell capacity. Under U.S. GAAP, since the entire IRU contract has been accounted for as a service contract, the Group has recorded a liability based on the estimated fair value of the Group's legal obligation associated with the entire contract. (see note 38(l)).

(vi)
Under Irish GAAP, deferred taxes are not provided with respect to fair value adjustments made to record the Group's basis in the assets acquired. Under U.S. GAAP, deferred taxes related to fair value adjustments must be provided.

  (b) Revenue Recognition

        Under Irish GAAP, the Group recognises the revenue related to connection fees at the time the service is provided. Under U.S. GAAP, the connection fees are recognised over the average customer life of three to seven years. Expenses, where exceeding revenue, are only deferred to the extent of revenue.

        "Staff Accounting Bulletin No. 101" ("SAB 101") provides guidance on revenue recognition under U.S. GAAP. Amongst other items, SAB 101 addresses the timing of revenue recognition relating to non-refundable, up-front fees. The Group performs a detailed analysis of their connection fees and associated expenses accordingly.

  (c) Revaluations

        In accordance with Irish GAAP, the Group's consolidated financial statements are prepared in accordance with the historical cost convention, except that property is periodically restated on the basis of appraised values. Subsequent depreciation is computed on the revalued amounts. Under U.S. GAAP depreciation charges would have been €3 million lower, for the financial year ended 31 March 2004, since the assets would have had a lower depreciable base.

        Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Adjustment of the amounts reported under Irish GAAP for property to the amounts reportable under U.S. GAAP would result in a reduction of the book value of tangible fixed assets by €7 million and €91 million as at 31 March 2003 and 31 March 2004 respectively.

  (d) Provisions for Restructuring and Transformation Costs

        Under Irish GAAP, the Group has recorded provisions for fundamental restructuring and certain voluntary redundancy schemes in respect of staff restructuring and other aspects of its business transformation, which are in the course of implementation, when a legal or constructive obligation exists, and the amount can be reasonably estimated.

        Under U.S. GAAP, costs related to voluntary early retirement and severance schemes are accounted for in accordance with SFAS No. 88. Generally the timing of expense recognition differs between Irish GAAP and U.S. GAAP because, under Irish GAAP, a constructive obligation is deemed to exist when the Group agrees to accept and discharge responsibility under the terms of voluntary early retirement and severance schemes with the employees and their unions. U.S. GAAP requires that the individual employees have accepted the offer to retire or to participate in severance programs before the expense is recognised.

        The following table reconciles the movement in the staff restructuring provisions as presented under Irish GAAP to the amounts presented under U.S. GAAP (see note 23):

	Staff Restructuring Provision Under Irish GAAP	Adjustment	Staff Restructuring Provision Under U.S. GAAP
	(in millions)
As at 1 April 2001 (predecessor)	€201	€(201)	€—
Utilised	(32)	—	(32)
Charged to the consolidated profit and loss account	1	31	32

As at 1 November 2001 (predecessor)	€170	€(170)	€—

As at 2 November 2001 (successor)	€170	€(170)	€—
Utilised	(17)	—	(17)
Charged to the consolidated profit and loss account	—	17	17

As at 31 March 2002	153	(153)	—

Utilised	(83)	—	(83)
Charged to the consolidated profit and loss account	11	94	105
Transfer from accruals	36	—	36
Transfer from provision for exit from certain international and multimedia activities	9	(9)	—

As at 31 March 2003	126	(68)	58

Utilised	(45)	—	(45)
(Credited)/charged to the consolidated profit and loss account	(1)	60	59

As at 31 March 2004	€80	€(8)	€72

  (e) Provision for exit from certain international and multimedia activities

        Under Irish GAAP, the Group has recorded provisions for the exit from certain international and multimedia activities as part of its business transformation, which are in the course of implementation when a legal or constructive obligation exists, and the amount can be reasonably estimated.

        Under U.S. GAAP, these transformation costs, which mainly relate to involuntary contract termination and voluntary staff exit costs, do not qualify as exit costs based on guidance provided by the Emerging Issues Task Force Consensus 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)" ("EITF 94-3"). Certain costs related to warranties accrued under Irish GAAP, as a result of discontinuing certain activities, do qualify for accrual under EITF 94-3.

        The following table reconciles the movement in the provision for exit from certain international and multimedia activities as presented under Irish GAAP to the amounts presented under U.S. GAAP (see note 23):

	Provisions for Exit from Certain International and Multi-Media Activities under Irish GAAP	Adjustment	Provisions for Exit from Certain International and Multi-Media Activities under U.S GAAP
	(in millions)
As at 1 April 2001 (predecessor)	€23	€(17)	€6
Utilised	(10)	—	(10)
Charged to the consolidated profit and loss account	3	5	8

As at 1 November 2001 (predecessor)	€16	€(12)	€4

As at 2 November 2001 (successor)	€16	€(12)	€4
Utilised	(5)	—	(5)
Charged to the consolidated profit and loss account	—	4	4

As at 31 March 2002	11	(8)	3
Utilised	(2)	—	(2)
Charged/(credited) to the consolidated profit and loss account	—	(1)	(1)
Transfer to provision for restructuring and transformation costs	(9)	9	—

As at 31 March 2003 and 2004	€—	€—	€—

  (f) Debt Issue Costs

  Successor

        Under Irish GAAP, debt issuance costs associated with Debt are required to be amortised up to the earliest date on which the repayment option can be exercised unless there is no genuine possibility that the option will be exercised. Debt issuance costs associated with the previous Debt were written off in full during the financial period from 2 November 2001 to 31 March 2002. Under U.S. GAAP, debt issuance costs are amortised to income based on the contractual life of the loan using the effective interest method.

        The Group completed a Reorganisation and Refinancing programme in July and August 2003, which resulted in the previous debt being repaid in August 2003. Under U.S. GAAP, the remaining unamortised portion of the debt issue costs of €44 million, included in the balance sheet at 31 March 2003, has been charged to the statement of profit and loss during the financial year ended March 2004. In addition, under Irish GAAP a charge of €2 million was recorded in relation to the intended early repayment of a portion of the debt. This charge is not permitted under U.S. GAAP

  (g) Pension Costs

        Under Irish GAAP, pension costs are determined in accordance with Statement of Standard Accounting Practice No. 24, "Accounting for Pension Costs", and costs are expensed over employees' working lives. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87, "Employers Accounting for Pensions," ("SFAS No. 87") and SFAS No. 88. In accordance with the requirements of U.S. GAAP, the Group performs annual pension valuations. Differences between the amounts under Irish GAAP and U.S. GAAP arise from the requirement to use different actuarial methods and assumptions and the method of amortising surpluses or deficits.

  (h) Derivative Financial Instruments

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This Statement became effective for the Group on 1 April 2001 and establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all freestanding and many embedded derivatives on the balance sheet at their fair value, regardless of any hedging relationship designation. Derivative instruments must be classified as hedging transactions (either fair-value hedges, cash flow hedges or net investment hedges in a foreign operation) or non-hedging transactions, and the accounting treatment of derivative instruments and hedged items depends on this classification. Changes in the fair value of derivative instruments that do not qualify for, or are not designated in, hedging relationships are recognised immediately in current period earnings when they occur.

        Initial application of SFAS No. 133

        On 1 April 2001, the Group recognised all freestanding derivative instruments as either separate assets or liabilities and measured them at their fair value. In accordance with the transition provisions of SFAS No. 133, this resulted in the recording of an asset of €4 million in other assets and a corresponding offsetting adjustment of €4 million to the designated hedged item resulting from the economic hedging relationship existing prior to the adoption of SFAS No. 133.

        Post-transition-date accounting under SFAS No. 133

        The Group elected not to designate any of its derivative financial instruments in hedging relationships as defined by SFAS No. 133. Accordingly, for U.S. GAAP purposes the Group recognises changes in the fair value of derivative financial instruments through current earnings.

  (i) Annuity Scheme

        The Group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or in an annuity to be paid out over a period of ten years. Under Irish GAAP, prior to 2 November 2001, the Group recorded a liability at the date that an employee elected to receive the annuity, which represented a net amount consisting of the estimated present value of the fixed payment stream due to the employee less the value of the assets set aside to fund the liability, taking account of the expected future return on those assets being invested for the period. Subsequently, due to the continued downturn in equity markets, the Group changed the way it estimated the net liability and calculated it as the net of the present value of the fixed payment stream due to employees and the fair value of the assets set aside to fund the payment stream on the balance sheet date. Under U.S. GAAP, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The assets have been classified as trading securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", with all unrealised gains or losses recorded through current earnings as a restructuring charge. As a result, a U.S. GAAP adjustment is recorded to measure the assets at their fair value.

        The annuity scheme liability and the fair value of the assets set aside to fund the liability were €141 million and €83 million at 31 March 2003, and €155 million and €83 million at 31 March 2004, respectively.

  (j)    ESOT Trust

        On 1 April 1999, the eircom Employee Share Ownership Trust ("ESOT") was established for the benefit of eligible employees. The ESOT was funded by a combination of third party loans, loans from the Group and contributions of shares by the Group.

        The net assets of the ESOT Trust were divided into approximately 329 million units. The units were allocated to employees, subject to a minimum period of twelve months of qualifying employment with the Group, who had entered into contracts of participation with the ESOT. Employees that ceased to be employed by the Group retained their right to the units allocated before the termination of their service. Each eligible employee was allocated the same number of units (pro rated if the service period is less than 5 years at 1 November 2003). The units of the ESOT have been allocated to eligible employees through eleven notional allocations over a five year period ending 1 November 2003.

        At 31 March 2003 and 31 March 2004, the ESOT had unallocated outstanding debt under a legal mortgage from ZCM Matched Funding Corp ("ZCM"), of €7 million and €nil, respectively. At 31 March 2003 and 31 March 2004, the ESOT had unallocated outstanding debt payable to the Group of €9 million and €nil, respectively.

        During the financial year ended 31 March 2004, the Group's capital structure underwent several changes and the various classes of shares held by the ESOT were all converted into Ordinary Shares (see note 38(q) and note 25). The ESOT received various classes of shares in eircom Group plc in exchange for the new Ordinary Shares held in Valentia Telecommunications. The ESOT also redeemed certain shares and subscribed for new classes of shares in eircom Group plc (see note 27 to the eircom Group plc consolidated financial statements).

        At 31 March 2003 and 31 March 2004, the Trust held the following allocated and unallocated shares in the Group based on the proportion of allocated and unallocated units of the Trust:

	Valentia Telecommunications	eircom Group plc
	Number of shares at 31 March 2003	Number of shares at 31 March 2004
Ordinary Shares allocated	—	216,213,709
Convertible Preference Shares allocated	—	173,000,000
Trancheable Redeemable Preference Shares allocated	—	66,000,000
Redeemable Preference Shares allocated	—	4,169,893
Class A shares allocated	19,928,792	—
Class A shares unallocated	4,406,208	—
Class B shares allocated	6,502,347	—
Class B shares unallocated	1,437,653	—
ESOT Preference Shares allocated	1,957	—
ESOT Preference Shares unallocated	433	—

        As at 31 March 2003 and 31 March 2004, the Trust held the following allocated and unallocated shares in Vodafone Group plc:

	Valentia Telecommunications	eircom Group plc
	Number of shares at 31 March 2003	Number of shares at 31 March 2004
Vodafone Group plc shares allocated	56,453,765	67,943,924
Vodafone Group plc shares unallocated	12,481,790	—

        At 31 March 2003 the Trust had unallocated net assets totalling 18.11% of the Trust. The fair value of the unallocated assets totalled €84 million at 31 March 2003. As of 31 March 2004, all units of the trust had been allocated, and as a result, there were no unallocated net assets of the trust remaining.

        Under Irish GAAP, the lump sum payment in respect of establishing the ESOT Trust of €127 million, paid to the ESOT by the Group, was expensed in the consolidated profit and loss account of the Group in the financial year ended 31 March 1999. No further expense arises under Irish GAAP.

        Under U.S. GAAP, the Group applies the provisions of AICPA Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). Accordingly, at 31 March 2003, the unallocated third party debt of the ESOT, and related accrued interest, were recorded in the Group's consolidated balance sheet. At 31 March 2004, since all units of the trust had been allocated, there was no third party debt recorded in the Group's consolidated balance sheet.

        The unallocated note payable from the Trust to the Group and the related unallocated note receivable from the Trust at 31 March 2003 were not recorded on the consolidated balance sheet of the Group. The unallocated Class A and B shares of the Group held by the Trust at 31 March 2003 were recorded as unearned ESOT shares in stockholders' equity at their fair values at the time they were acquired by the ESOT. Dividends on unallocated shares were used to repay the unallocated ESOT debt and interest. The dividends on unallocated ordinary shares were not considered dividends under U.S. GAAP for financial reporting purposes and were reported as a reduction of debt and dividends payable. Both the unallocated and allocated ESOT Preference Shares as of 31 March 2003, were recorded outside of permanent equity since they are redeemable for cash by the participants. At 31 March 2004, there were no preference shares recorded in the financial statements of Valentia Telecommunications.

        As of 31 March 2003, the unallocated cash and shares in Vodafone Group plc held by the Trust are recorded on the balance sheet of the Group in proportion to the unallocated units of the Trust as part of the ESOT trust assets under U.S. GAAP. The unallocated Vodafone Group plc shares are classified as available for sale securities. Management determined that the decline in the fair value of these shares was other than temporary. As a result, the Group recognised an impairment on the Vodafone Group plc shares of €44 million, €25 million, €29 million for the period from 1 April 2001 to 1 November 2001, the period from 2 November 2001 to 31 March 2002 and the financial year ended 31 March 2003. There was no further decline in the fair value of the unallocated Vodafone Group plc shares during the financial year ended 31 March 2004.

        Under U.S. GAAP, the Group recognises administrative charges incurred by the ESOT, interest expense on the unallocated ESOT debt, and trust expense equal to the average fair value of the Trust units allocated during the period that the employees earn the allocation.

        Trust units allocated to employees totalled 59.9 million, nil, 60.0 million and 60.7 million in the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004, respectively. Trust expense totalled €134 million, €2 million, €99 million and €92 million in the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004, respectively. Since all units of the Trust have been allocated as of 31 March 2004, there will be no future compensation charges related to the allocation of shares by the ESOT.

  (k)    Capitalised Interest Costs

        Under Irish GAAP, the Group does not capitalise interest. Under U.S. GAAP, in accordance with the provisions of SFAS No. 34, "Capitalisation of Interest Costs," the estimated amount of interest incurred while constructing major capital projects is required to be capitalised and depreciated over the lives of the related assets, resulting in an increase in the Group's non-current assets under U.S. GAAP. The amount of interest capitalised is determined by reference to the weighted average interest rates on outstanding borrowings.

        The U.S. GAAP adjustments resulted in cumulative gross recognised interest of €12 million and €19 million and accumulated amortisation of €2 million and €6 million as at 31 March 2003 and 31 March 2004, respectively. Interest recognised amounted to €10 million, €5 million, €7 million and €6 million and amortisation amounted to €9 million, €nil, €2 million and €3 million for the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004, respectively.

  (l)    Indefeasible Rights to Use

        During the financial period from 1 April 2001 to 1 November 2001, the Company entered into indefeasible rights to use ("IRU") contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under Irish GAAP, the income associated with the service portion of the sales contract is being recognised over a seven-year period, and the remaining IRU income was recognised when the contract was entered into. Under U.S. GAAP the sales contracts were accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period. Under Irish GAAP, the purchase contracts have been accounted for as a capital asset depreciated over a seven-year period. Under U.S. GAAP the purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight line basis as rent expense over a seven year period.

  (m)    Impairment of Long-Lived Assets

        Under Irish GAAP, the Group recognised impairments for certain assets based on results of revaluations and other factors including a review of discounted future cash flows where appropriate. Under SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), an asset is considered to be impaired when its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The undiscounted cash flows include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Under Irish GAAP the Group also recognised impairment losses arising from revaluations of land and buildings where the revalued amount of a fixed asset is below the carrying value of the fixed asset. To the extent that the revalued amount of the fixed assets are below the historical cost, the impairment charge is recognised in the profit and loss account under Irish GAAP. For certain long-lived assets impaired by the Group under Irish GAAP, the sum of the undiscounted cash flows directly associated with the assets exceeded their carrying value. Thus, the criteria for impairment under SFAS No. 144 were not met, and a portion of the impairment expense recognised under Irish GAAP was added back to net income for U.S. GAAP purposes.

        During the financial period from 1 April 2001 to 1 November 2001 the Group noted changes in circumstances and business climate affecting duct assets in Northern Ireland and international capacity contracts that were indicative of a potential impairment. Specifically, the Group noted significant over capacity in the international telecommunications market in which the Group operates. As a result, the Group undertook an assessment of the recoverability of the carrying value of these assets. In this assessment, the Group examined separate undiscounted expected future cash flows resulting from these assets over their remaining useful lives, which indicated an aggregate net negative cash flow for the period. These forecasts represented management's best estimates of future results of the forecast period. Based on the projected negative cash flows for these assets over their remaining useful lives, the Group recorded an impairment charge during the financial period from 1 April 2001 to 1 November 2001 of €28 million under both Irish GAAP and U.S. GAAP, to reduce the carrying value of the assets to their recoverable value of zero.

        During the financial year ended 31 March 2004 the Group noted changes in circumstances and business climate affecting Global Crossing and Gemini International Cables that were indicative of a potential impairment. Specifically, the Group noted significant over capacity in the international telecommunications market in which the Group operates. As a result, the Group undertook an assessment of the recoverability of the carrying value of these assets. In this assessment, the Group examined separate undiscounted expected future cash flows resulting from these assets over their remaining useful lives, which indicated an aggregate net negative cash flow for the period. These forecasts represented management's best estimates of future results of the forecast period. Based on the projected negative cash flows for these assets over their remaining useful lives, the Group recorded an impairment charge during the financial year ended 31 March 2004 of €9 million under both Irish GAAP and U.S. GAAP, to reduce the carrying value of the assets to their recoverable value of zero.

        During the financial years ended 31 March 2003 and 31 March 2004 the Group recognised impairment charges in respect of land & buildings of €15 million and €38 million, respectively, where the revalued amount was below the historical cost of the relevant fixed assets. Under US GAAP the sum of the undiscounted cash flows directly associated with the assets exceeded their carrying value. Thus, the criteria for impairment under SFAS No. 144 were not met, and the impairment expense recognised under Irish GAAP was added back to net income for U.S. GAAP purposes.

  (n)    Asset Held for Sale

        Beginning 2 November 2001, under Irish GAAP, the results of Golden Pages Limited were not consolidated into the Group since it was required to be reclassified as an asset held for sale under Irish GAAP, up to its date of exit in May 2002. Under U.S. GAAP, in accordance with APB No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, ("APB No. 30"), Golden Pages Limited did not meet the criteria of an asset held for sale at 2 November 2001. For purposes of U.S. GAAP, the results of operations of Golden Pages Limited have been included in the financial statements as a discontinued operation up until its exit in May 2002.

        The net assets of Golden Pages Limited at the exit date consisted of the following:

As at 2 May 2002
(in millions)
Tangible assets	€10
Intangible assets	139
Stocks	9
Debtors	4
Cash	12
Creditors	(9)
Minority interest	(10)

Net assets	€155

  (o)    Share Options

        Under Irish GAAP, the Group has not recognised compensation expense for share expense in the financial statements of Valentia Telecommunications during the financial year ended 31 March 2004.

Under U.S. GAAP, in accordance with the guidance in FIN 44, "Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25" ("FIN 44") the accounting for eircom Group plc's share-based compensation has been "pushed down" to the financial statements of Valentia Telecommunications.

        Under Irish GAAP, eircom Group plc has recognised compensation expense on share option grants where the exercise price is below the market price of the underlying share on the date of grant. This expense is recognised over the vesting period of the option. Additionally, eircom Group plc has recognised compensation expense for share awards under the Key Executive Share Award Plan in full at the date of grant for the full fair value of the share award.

        Under U.S. GAAP, where options are granted over junior stock, compensation expense is not recognised until the transferability restrictions on the underlying junior stock lapse. At the Admission date (24 March 2004), the transferability restrictions on the junior stock lapsed and compensation expense was recognised for outstanding junior stock awards and for option awards over junior stock for the difference between the Admission price and the exercise price of the option (see note 39 (g)).

        Under U.S. GAAP compensation expense for awards under the Key Executive Share Award Plan for the fair value of the share award on the date of grant is recognised over the two-year vesting periods (see note 39 (g)).

  (p)    Deferred Taxes

        Under Irish GAAP, deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements. Deferred tax assets are recognised to the extent they are regarded as recoverable. They are regarded as recoverable to the extent that on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits for which the future reversal of the underlying timing differences can be deducted. Under U.S. GAAP, SFAS 109 "Accounting for Income Taxes" ("SFAS 109") requires that deferred taxation liabilities and assets are recorded in full for all temporary differences between book income and tax income and a valuation allowance is established to reduce deferred tax assets to the amounts which are more likely than not to be recognised in future tax returns. For the purposes of the reconciliation, the principles of SFAS No. 109 have been applied. Under Irish GAAP, deferred taxes are not provided with respect to fair value adjustments made to record the Group's basis in the assets acquired. Under U.S. GAAP, deferred taxes related to fair value adjustments must be provided.

  (q)    Preference Shares

        In July 2003, the entire issued share capital of Valentia Telecommunications was converted into ordinary shares of €1.00 in the following manner:

  •
  2,390 ESOT Preference Shares of €100,000 were subdivided into 239,000,000 ESOT Preference Shares of €1.00;

  •
  239,000,000 ESOT Preference Shares of €1.00 were redesignated as 239,000,000 Ordinary shares of €1.00;

  •
  5,000,000 Adviser Preference Shares of €1.00 were redesignated as 5,000,000 ordinary shares of €1.00; and

  •
  8,000,000 Third Party Preference Shares of €1.00 were redesignated as 8,000,000 ordinary shares of €1.00.

        As a result, there were no preferred shares in Valentia Telecommunicaions as at 31 March 2004. In addition, since the holders of Valentia Telecommunications' preference shares waived their rights to dividends, there were no dividends accrued as of 31 March 2004. The dividends waived were ultimately paid by eircom Group plc during the financial year ended 31 March 2004. Under U.S. GAAP, dividends accrued up to the date that the entire share capital of Valentia Telecommunications was converted into ordinary shares have been "pushed down" to the financial statements of Valentia Telecommunications.

        The following table presents the Redemption Value of the classes of mandatorily Redeemable Preference Shares at 31 March 2003:

As at 31 March 2003
(in millions)
ESOT Preference Shares	€274
Non-voting Third Party Preference Shares	8
Non-voting Adviser Preference Shares	6
Less: cumulative unpaid preference dividends	(34)
Less: Accrued interest on cumulative unpaid preference dividends	(2)

€252

        There are no classes of mandatorily redeemable preference shares held by Valentia Telecommunications as at 31 March 2004.

  (r)    Income Statement

        Under Irish GAAP exceptional items are items which are derived from events or transactions which individually, or if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Additionally some of these exceptional charges under Irish GAAP are included after operating profit if certain criteria are met. Under U.S. GAAP only items which are considered unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as "extraordinary" items. Under U.S. GAAP, extraordinary items are presented below income before extraordinary items in the income statement. Under U.S. GAAP, restructuring charges, fixed asset impairments, gains and losses on disposals, and other charges, disclosed as exceptional expenses under Irish GAAP, do not meet the criteria for presentation as extraordinary items under U.S. GAAP. Additionally, under U.S. GAAP these exceptional items would be separated between continuing and discontinued operations.

        Under Irish GAAP, the Group elects to present "gross profit" in its consolidated profit and loss account, which is calculated as turnover minus cost of sales. Under Irish GAAP, the Group elects to include only costs relating to payments to other carriers, commissions and the cost of customers' premises equipment in cost of sales.

        Under U.S. GAAP, the presentation of cost of sales and gross profit on the basis used under Irish GAAP is not appropriate, as not all direct costs incurred to generate turnover are included in cost of sales, such as a portion of depreciation, amortisation, provisions for doubtful accounts and net staff costs.

        A summary of the Group's income statements, as calculated under Irish GAAP and classified in accordance with U.S. GAAP, follows:

	Predecessor	Successor
	Financial Period from 1 April 2001 until 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Sales	€1,068	€699	€1,682	€1,628
Cost of sales	(930)	(574)	(1,354)	(1,240)

Gross profit	138	125	328	388
Operating expenses
Selling, general and administration costs	(332)	(86)	(243)	(262)

(Expense)/income from operations	(194)	39	85	126
Other income/(expenses)
Interest income	10	4	25	5
Interest expense	(17)	(110)	(159)	(213)
Gain on disposal of fixed assets	2	—	2	—
Gain on exit from business divisions	—	—	1	1

Other income/(expenses) net	(5)	(106)	(131)	(207)
Income before income taxes and minority interest	(199)	(67)	(46)	(81)
Minority interest	(2)	—	—	—
Income taxes	43	(8)	6	(14)

Net loss	€(158)	€(75)	€(40)	€(95)

  (s)    Certain Leasing Transactions

        The Group entered into certain lease transactions whereby assets were leased or sold and leased back from the purchaser. In conjunction with each lease transaction the Group entered into arrangements with third party financial institutions whereby the Group maintains deposits and other financial assets in return for their undertaking to pay the Group's lease payment obligations to the lessor, including the repurchase of the assets. Under Irish GAAP and U.S. GAAP, these leases are accounted for as finance leases (capital leases as defined under SFAS No. 13, "Accounting for Leases"). Under Irish GAAP, as the Group's lease obligations are fully defeased from the inception of the leases, the deposits and related lease obligations are not recognised as separate assets and liabilities of the Group. Accordingly, the Group records no asset for the deposits and shows no liability for the lease obligations in its consolidated balance sheet. Under U.S. GAAP, the outstanding lease obligations to the lessor would not be regarded as defeased by the deposit held by the third party financial institution. As a result, total assets and liabilities as at 31 March 2003 and 31 March 2004, are higher under U.S. GAAP by €200 million and €146 million, respectively.

39.   Additional Disclosure Requirements Under U.S. GAAP

  (a)    Employee Benefit Plans

  Defined Benefit Plans

        For purposes of the U.S. GAAP reconciliation, the Group adopted the provisions of SFAS No. 87, amended by SFAS No. 132 "Employer's Disclosures about Pensions and Other Postretirement Benefits, an

Amendment of FASB Statements No. 87, 88 and 106". The following table provides the components of net periodic pension costs under U.S. GAAP:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Service costs	€21,571	€16,353	€35,911	€41,462
Interest costs	55,686	42,693	112,061	110,588
Expected return on plan assets	(85,197)	(59,735)	(154,124)	(113,960)
Amortisation of transition assets	(1,706)	—	—	—
Amortisation of prior service costs	1,888	—	—	—
Amortisation of experience	(10,008)	—	—	20,982
Special termination benefits	—	—	7,954	—

Net periodic benefit (credit)/cost recognised in accordance with U.S. GAAP	€(17,766)	€(689)	€1,802	€59,072

        The accumulated benefit obligation was €1,345 million and €1,594 million as at 31 March 2003 and 31 March 2004 respectively.

        The charge for special termination benefits is the result of the Group's early retirement schemes, which provide eligible employees with the opportunity to retire early, resulting in additional pension costs.

        The following table provides details about the weighted-average assumptions used to calculate the pension costs during the periods ending:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
Discount rate	6.0%	5.5%	6.1%	5.5%
Expected return on plan assets	7.0%	7.0%	7.1%	6.8%
Rate of compensation and pension increase	4.0%	3.5%	4.0%	3.5%

        The following table provides details about the weighted-average assumptions used to calculate the pension obligation as of:

	31 March 2003	31 March 2004
Discount rate	5.5%	5.0%
Rate of compensation and pension increase	3.5%	3.5%

        The dates used to determine pension movements under U.S. GAAP were 31 March 2002, 31 March 2003 and 31 March 2004.

        The following table presents changes in benefit obligation, changes in plan assets and a reconciliation to amounts recorded in accordance with U.S. GAAP:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Changes in benefit obligation:
Benefit obligation at the beginning of the period	€1,593,372	€1,863,396	€1,807,314	€2,014,305
Service cost	21,571	16,353	35,911	41,462
Interest cost	55,686	42,693	112,061	110,588
Plan participants' contributions	10,576	7,554	17,948	17,099
Actuarial losses/(gains)	186,886	(94,883)	81,347	242,718
Benefits paid	(37,519)	(27,712)	(62,254)	(65,799)
Other contributions	32,824	26,854	14,024	—
Divestitures	—	(26,941)	—	—
Special termination benefits	—	—	7,954	—

Benefit obligations at the end of the period	€1,863,396	€1,807,314	€2,014,305	€2,360,373

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Changes in plan assets:
Fair value of plan assets at the beginning of the period	€2,077,409	€2,025,000	€2,166,462	€1,689,775
Actual return on plan assets	(71,257)	152,444	(468,282)	405,977
Group's contribution	12,967	9,263	21,877	21,433
Plan participants' contribution	10,576	7,554	17,948	17,099
Benefits paid	(37,519)	(27,712)	(62,254)	(65,799)
Other contributions	32,824	26,854	14,024	—
Divestitures	—	(26,941)	—	—

Fair value of plan assets at the end of the period	€2,025,000	€2,166,462	€1,689,775	€2,068,485

	Financial Year Ended
	31 March 2003	31 March 2004
	(in thousands)
Funded status:
Funded status	€(324,530)	€(291,888)
Unrecognised actuarial gains	516,163	445,882

Prepaid benefit cost under U.S. GAAP	€191,633	€153,994

        The pension plan weighted-average asset allocations by asset category are as follows:

	Financial Year Ended
	31 March 2003	31 March 2004
Asset Category
Equity securities	61%	68%
Debt securities	17%	12%
Real estate	18%	16%
Other	4%	4%

Total	100%	100%

        The Trustees of the pension plan approve the target asset allocation as well as deviation limits. The objective of the investment activities is to maximise investment return within an acceptable level of risk, taking into consideration the liabilities of the main pension scheme.

        The assumption for the expected return in scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on other asset classes reflect consensus economic forecasts of future returns.

        The expected rates of return are included in note 31(c).

  Cashflows

        Contributions.    The Group expects to contribute €22 million to its pension plan in the year ended 31 March 2005.

  Defined Contribution Plans

        The Group sponsors a defined contribution pension plan primarily covering executive employees and new entrants. For the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002 and the financial years ended 31 March 2003 and 31 March 2004, contributions made by the Group totalled €3 million, €1 million, €3 million and €4 million respectively.

  (b)    Taxation

        U.S. GAAP deferred tax assets and liabilities are as follows:

	As at
	31 March 2003	31 March 2004
	(in millions)
Non-current deferred tax liability:
Restructuring provisions	€9	€1
Prepaid pension obligation	24	19
Capital allowances	46	50
Fixed assets uplift	75	70
Intangible assets	21	20
Other	4	1
Income to be taxed in future periods	23	21

Deferred tax liability	202	182

Current deferred tax asset—interest	—	(2)

Non-current deferred tax assets:
Provisions for expenses	(9)	(9)
Deferred revenue	(6)	(3)
Other	(6)	(3)

Deferred tax assets	(21)	(15)

Net deferred tax liability	€181	€165

  (c)    Balance Sheet

        The consolidated balance sheet of the Group prepared under Irish GAAP presents substantially the same information as that presented under U.S. GAAP. However, presentation, classification and the U.S. GAAP reconciling items have a significant effect on the U.S. GAAP consolidated balance sheet.

        The following summarised balance sheet has been adjusted to reflect the U.S. GAAP reconciling items and is presented and classified in accordance with U.S. GAAP:

	As at
	31 March 2003	31 March 2004
	(in millions)
Assets:
Current assets	€1,003	€776
Non-current assets	3,273	3,046

Total assets	€4,276	€3,822

Liabilities and shareholders' equity:
Current liabilities	€783	€733
Non-current liabilities	2,827	2,916

Total liabilities	3,610	3,649
Redeemable Preference Shares	252	—
Shareholders' equity	414	173

Total liabilities and shareholders' equity	€4,276	€3,822

  (d)    Statement of Cash Flows

        The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under U.S. GAAP by SFAS No. 95, "Statement of Cash Flows ("SFAS No. 95")." This standard differs, however, with regard to the classification of items within the cash flow statements, including the classification of bank overdrafts, which are included as cash equivalents in the cashflow statement prepared for Irish GAAP purposes.

        Under Irish GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and management of liquid resources and financing. U.S. GAAP, however, would require only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP are included as operating activities under U.S. GAAP. The payment of dividends to the Company's shareholders, which is presented separately under Irish GAAP, is included as a financing activity under U.S. GAAP. Dividends paid to minority shareholders in Group companies are classified as returns on investment and servicing of finance in the Irish GAAP cash flow statement and cash flows from financing activities under U.S. GAAP.

        The following condensed cash flow statement represents cash flows based on Irish GAAP measurement presented and classified in accordance with the U.S. GAAP requirements laid out in SFAS No. 95:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Cash inflow from operating activities	€258	€111	€364	€333
Cash inflow/(outflow)from investing activities	46	(2,778)	(54)	(178)
Cash (outflow)/inflow from financing activities	(130)	2,983	(186)	(310)

Increase/(decrease) in cash and cash equivalents	174	316	124	(155)
Cash and cash equivalents at beginning of period	139	—	316	440

Cash and cash equivalents at end of period	€313	€316	€440	€285

  (e)    Segmental Information

        The Group's total continuing turnover is comprised of revenue from the following products and services as indicated in the table below:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Access (rental and connections)	€228	€171	€423	€489
Voice traffic	373	283	651	596
Data traffic	51	38	104	112
Data communications	134	93	204	195
Interconnect	124	88	210	159
Other	115	77	187	159
Discounts	(61)	(47)	(97)	(82)

Total before intra-group transfers	964	703	1,682	1,628
Less intra-group transfers	(18)	(4)	—	—

Total	€946	€699	€1,682	€1,628

        Of the Group's total turnover of €1,068 million, €699 million, €1,682 million and €1,628 million for the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004 respectively, approximately €29 million (3%), €15 million (2%), €41 million (2%) and €37 million (2%) respectively, was generated from foreign customers located outside of Ireland.

        The Group does not hold significant long-lived assets outside of Ireland.

  (f)    Leasing Transactions

        Commitments for minimum rentals for all capital leases, including defeased leases of €146 million (see Note 38(s)) which would be included on the consolidated balance sheet prepared in accordance with U.S. GAAP, as at 31 March 2004 are as follows:

Capital leases
(in thousands)
For the years ended 31 March
2005	€18,130
2006	17,914
2007	31,014
2008	38,431
2009	42,802
2010 and thereafter	33,742

Total minimum lease payments	182,033
Less: amount representing interest	(35,605)

€146,428

        The weighted average interest rate of capital leases under U.S. GAAP as at 31 March 2004 was approximately 4.5% and at 31 March 2003 was 6.7%.

  (g)    Share Based Compensation

  The eircom Group Executive Share Option Plan (C Scheme) (the "C Scheme")

        In January 2002, Valentia Telecommunications, the parent of eircom Limited and 100% owned subsidiary of eircom Group plc, entered into separate agreements with six executives of the Group whereby Valentia Telecommunications had agreed to grant options exercisable over yet to be issued Valentia Telecommunications E Ordinary shares ("E Ordinary shares"). In January 2003, Valentia Telecommunications agreed to give these six recipients the alternative to exercise their options over yet to be authorised Valentia Telecommunications C Shares ("C Shares") in lieu of E Ordinary shares.

        The E Ordinary shares and the C Shares carried no voting rights or rights to receive dividends, and were restricted as to their transferability. In accordance with the guidance provided by FIN 38, "Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock"("FIN 38"), the E Ordinary shares were considered junior stock. The options vested in full and were exercisable twelve months after the date of grant at the fair market value of the E Ordinary shares as of the date the obligation to grant became effective, January 2002. Fair market value as of this date was determined by an independent valuation. If unexercised, these options would have expired on the seventh anniversary of their grant date.

        On 21 July 2003, Valentia Telecommunications entered into a share exchange agreement with eircom Group plc, at which time no C Shares or E Ordinary shares had been issued by Valentia Telecommunications. Subsequent to that agreement, C Shares and E Ordinary shares issued were C Shares and E Ordinary shares in eircom Group plc.

        During the financial year ended 31 March 2004, all existing options granted under the C Scheme were exercised and in March 2004, the C Shares ultimately converted to Ordinary Shares in eircom Group plc upon Admission to the London and Irish Stock Exchanges. No further options will be granted under this plan.

  The eircom Group Executive Share Option Plan (E Scheme) (the "E Scheme")

        During September 2003 the shareholders of the Group approved a plan to grant options to acquire 862,598 eircom Group plc E Ordinary shares at an exercise price of €5.82 per share to selected senior employees. Upon Admission in March 2004, the plan was amended following the conversion of the E Ordinary Shares into eircom Group plc Ordinary Shares such that the exercise price was €5.82 for every five Ordinary Shares, or €1.164 per Ordinary Share. The total number of Ordinary Shares that may be acquired by the option holders under the E Scheme will not exceed 4,312,970. Upon Admission, the options granted under the E Scheme became immediately exercisable for a period of 30 days. The Board of Directors has discretion to permit options granted under the E Scheme to be exercised during the period of 12 months following Admission, up to March 2005. All outstanding options under the E Scheme not exercised during this 12-month period will lapse. An option may lapse at an earlier date if the option holder ceases employment with the Group. No further options will be granted under this plan.

        The following table summarises the transactions of the Group's share option activity for the period from 2 November 2001 to 31 March 2002, and the financial year ended 31 March 2003 and financial year ended 31 March 2004.

	Number of Shares	Weighted-average Exercise price
Unexercised options committed to issuance 2 November 2001	—	—
Options committed to be granted	3,558,800	€5.82

Unexercised options committed to issuance 31 March 2003 and 31 March 2002	3,558,800	€5.82
Options granted	4,362,680	€1.22
Options exercised	(5,673,775)	€4.13

Unexercised options committed to issuance 31 March 2004	2,247,705	€1.16

        The fair value of options granted for the period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004 and the reported below has been estimated at the date of grant using Black-Scholes option pricing model with the following assumptions:

	2002	2003	2004
Expected life from vesting date (in years)	7	N/A	2.75
Risk-free interest rate	3.4%	N/A	3.2%
Volatility	—	N/A	36%
Dividend yield	—	N/A	—

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The Group's options granted prior to Admission, had characteristics significantly different from those of traded options, and changes in the subjective input assumptions could materially affect the fair value estimate. Based upon the above assumptions, the weighted average fair value of the stock options granted under the C Scheme was €0.88 per option during 31 March 2002, and the weighted average fair value of the stock options granted under the E Scheme over Ordinary Shares was €0.06 per option during the financial year ended 31 March 2004.

  The Key Executive Share Award Plan (the "Share Award Plan")

        Certain executive directors and senior executives were granted awards over 1,472,198 eircom Group plc Ordinary Shares in March 2004 at a fair value of €1.55 per share. The awards vest 50% annually over two years on the anniversary of the date of Admission, which was 24 March 2004, and will be exercisable at no cost to the holder. No further awards will be granted under this plan.

  Other Share Awards

        On Admission, the Group granted 500,000 eircom Group plc Ordinary Shares to two of its non-executive directors. The awards were immediately vested. The holders of these shares have agreed not to dispose of more than 50% of their holdings in the Ordinary Shares until 31 December 2005.

        Under U.S. GAAP, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"), the Group has accounted for its share based compensation in accordance with APB No. 25, "Accounting for Stock Issued to Employees." Additionally as the E Ordinary Shares and C Shares were considered junior stock, the Group applied the guidance in FIN 38 to the awards under the C Scheme and E Scheme. In accordance with U.S. GAAP, the Group recorded a compensation charge of €6.6 million related to the C Scheme and the E Scheme during the financial year ended 31 March 2004, since the transferability restrictions and the repurchase provisions lapsed upon Admission. Under U.S. GAAP, there was no compensation charge recorded under the "Share Award Plan" during the financial year ended 31 March 2004 since the shares were granted on 24 March 2004 and vest over two years. Under U.S. GAAP, the compensation charge related to the 500,000 Ordinary Share awards was €775,000. Total equity compensation charges under U.S. GAAP were €7.4 million for the financial year ended 31 March 2004.

        Had the options and awards been accounted for in accordance with the provisions of SFAS No.123, pro forma net income would have been as follows for the financial year ended 31 March 2003 and 31 March 2004:

	Financial year ended
	31 March 2003	31 March 2004
	(in millions)
Net loss attributable to ordinary shareholders, as reported	€(239)	€(208)
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	—	7
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	—	(4)

Pro forma net loss	€(239)	€(205)

  (h)    Other Matters

        Under Irish GAAP, on 1 January 1984 tangible assets valued, in accordance with the Postal and Telecommunications Services Act, 1983, at €798.7 million were transferred to the Predecessor Group. Since the Company's predecessor did not maintain sufficiently detailed records to determine the historical cost for all assets, the valuation for certain assets was based on the estimated replacement cost, adjusted for depreciation and inflation ("depreciated replacement cost"). The Company has adopted consistent treatment for purposes of U.S. GAAP so no Irish/U.S. GAAP difference has been recorded.

  (i)    Bad debt provisions

	As at
	31 March 2003	31 March 2004
	(in millions)
Trade Debtors	€278	€285
Provision for Doubtful accounts	(73)	(66)

	€205	€219

40.   Recently Issued Accounting Standards Applicable to U.S. GAAP

  Recent U.S. GAAP accounting pronouncements

        In December 2003, the FASB issued revised FASB Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51" ("FIN 46-R"). FIN 46-R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46-R apply to variable interest entities no later than the end of the first reporting period that ends after 15 March 2004. FIN 46-R applies to those entities that are considered special purpose entities, no later than as of the end of the first reporting period that ends after December 2003. The requirements of FIN 46-R are effective for our financial statements for the year ended 31 March 2004. There has been no impact upon adoption of FIN 46-R.

        In May 2003 SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150") was issued. SFAS No. 150 requires an entity with financial instruments having certain obligations, which can or must be settled by issuing equity to classify and measure such instrument as a liability. This statement became effective for the Group during the financial year ended 31 March 2004 and had no effect on these financial statements.

        In May 2003, the FASB's Emerging Issues Task Force ("EITF") finalised EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The issue addresses certain aspects of the accounting by a vendor for arrangements that involve more than one deliverable, or unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Under the prospective method of adoption, EITF 00-21 is effective for revenue arrangements entered into during fiscal periods beginning after 15 June 2003. The Group is currently evaluating the impact of EITF 00-21 on the financial statements.

        In June 2004, the EITF finalised EITF 03-06, "Participating Securities and the Two-Class Method under FAS 128". The issue addresses questions regarding the calculation of basic earnings per share ("EPS") by companies that have issued securities other than common shares that participate in dividends and earnings of the issuing entity. It also provides guidance in applying the two-class method of calculating EPS once it is determined that a security is participating. EITF 03-06 is effective with retroactive adoption for all financial periods beginning after 31 March 2004. The Group has no preferred stock instruments and does not expect EITF 03-06 to have an impact on these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of eircom Limited:

        We have audited the accompanying consolidated balance sheets of eircom Limited and its subsidiaries as of 31 March 2003 and 2004 and the related consolidated statements of income, of cash flows and of changes in shareholders equity for the financial years ended 31 March 2002, 31 March 2003 and 31 March 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eircom Limited and its subsidiaries at 31 March 2003 and 2004, and the results of their operations and their cash flows for the financial period from 1 April 2001 to 1 November 2001, for the financial period from 2 November 2001 to 31 March 2002, and for the financial years ended 31 March 2003 and 31 March 2004, in conformity with accounting principles generally accepted in Ireland.

        Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 36 to the consolidated financial statements.

PricewaterhouseCoopers
Dublin, Ireland
23 July 2004

eircom Limited

Consolidated Profit and Loss Account

		Financial Year Ended
	Notes	31 March 2002	31 March 2003	31 March 2004
		(in millions)
Turnover	2, 3	€1,785	€1,682	€1,628

Continuing operations		1,645	1,682	1,628
Discontinued operations		140	—	—

Cost of sales	2	(540)	(499)	(410)

Gross profit		1,245	1,183	1,218

Operating costs before exceptional operating costs and depreciation	2, 4	(731)	(633)	(616)
Exceptional operating costs	2, 5	(101)	(49)	(13)
Depreciation	2, 16	(376)	(321)	(302)
Exceptional fixed asset impairments	2, 6	(49)	—	—
Goodwill amortised on subsidiary undertakings	2	(5)	—	—

Total operating costs	2, 4	(1,262)	(1,003)	(931)
Group operating (loss)/profit before group share of associated undertakings	2	(17)	180	287

Continuing operations		(47)	180	287
Discontinued operations		30	—	—

Group's share of operating losses of associated undertakings	2	(2)	—	—
Goodwill amortised on associated undertakings	2, 15	(2)	—	—
Group operating (loss)/profit	2	(21)	180	287

Continuing operations		(51)	180	287
Discontinued operations		30	—	—

Exceptional gain on the disposal of fixed assets		2	2	—
Exceptional gain/(loss) on exit from subsidiaries	7	—	175	(1)
Exceptional provision for exit from certain International and Multi-Media activities	8	(3)	—	—
Exceptional costs arising on Demerger of mobile business	9	(59)	—	—
Amounts written off financial assets and investments held as current assets	10	(12)	—	—

(Loss)/profit on ordinary activities before interest and taxation		(93)	357	286
Interest (payable)/receivable and similar charges	11	(11)	10	(2)

(Loss)/profit on ordinary activities before taxation		(104)	367	284
Tax credit/(charge) on (loss)/profit on ordinary activities	12	26	(47)	(39)

(Loss)/profit on ordinary activities after taxation		(78)	320	245
Minority interests		(4)	—	—

(Loss)/profit attributable to Group shareholders		(82)	320	245
Dividend in specie on the Demerger of mobile business	13	(176)	—	—
Dividend paid and proposed	14	(11)	(300)	(618)

(Loss absorbed)/profit retained for the financial year		€(269)	€20	€(373)

The accompanying notes are an integral part of these consolidated financial statements.

eircom Limited

Consolidated Balance Sheet

		As at
	Notes	31 March 2003	31 March 2004
		(in millions)
Fixed assets
Tangible fixed assets	16	€1,629	€1,583
Current assets
Stocks	17	10	10
Debtors: amounts falling due within one year	18	563	476
Cash at bank and in hand		190	97

		763	583

Creditors: Amounts falling due within one year	19	(768)	(910)

Net current liabilities		(5)	(327)

Total assets less current liabilities		1,624	1,256

Provision for liabilities and charges	22	(269)	(222)
Capital grants	23	(12)	(10)

		(281)	(232)

Net assets		€1,343	€1,024

Capital and reserves
Called up share capital	24	€552	€552
Capital conversion reserve fund	25	9	9
Share premium	25	144	144
Revaluation reserves	25	255	297
Profit and loss account	25	383	22

Equity shareholders' funds		€1,343	€1,024

The accompanying notes are an integral part of these consolidated financial statements.

eircom Limited

Consolidated Cashflow Statement

		Financial Year Ended
	Notes	31 March 2002	31 March 2003	31 March 2004
		(in millions)
Net cash inflow from operating activities	27(a)	€328	€505	€495
Returns on investments and servicing of finance	27(b)	(12)	7	(4)
Taxation received/(paid)	27(c)	103	4	(46)
Capital expenditure and financial investment	27(d)	(276)	(438)	26
Acquisitions and disposals	27(e)	237	182	(1)
Dividends paid to equity shareholders		(66)	(300)	(458)

Cash inflow/(outflow)before management of liquid resources and financing		314	(40)	12
Financing	27(f)	(135)	(88)	(105)

Increase/(decrease) in cash		€179	€(128)	€(93)

Reconciliation of Net Cash flow to Decrease/(Increase) in Net Cash

		Financial Year Ended
	Notes	31 March 2002	31 March 2003	31 March 2004
		(in millions)
Increase/(decrease) in cash in the financial year		€179	€(128)	€(93)
Cash outflow from decrease in loans and other debt		135	88	105

Increase/(decrease) in net cash	27(g)	€314	€(40)	€12

The accompanying notes are an integral part of these consolidated financial statements.

eircom Limited

Consolidated Statement of Total Recognised Gains and Losses

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
(Loss)/profit attributable to Group Shareholders	€(82)	€320	€245
Unrealised (deficit)/surplus on revaluation of properties	(28)	7	54

Total recognised (losses)/ gains since last financial statements	(110)	€327	€299

Prior year adjustment	(21)

Total recognised (losses)/gains	€(131)

Note of Historical Cost Profits and Losses

        The reported loss on ordinary activities before taxation for the financial year ended 31 March 2002 was €104 million. If adjustments were made to reflect assets carried at a valuation on a historical cost basis, this loss would be decreased by €23 million, to produce a historical cost loss on ordinary activities before taxation of €81 million. The historical cost loss absorbed after taxation and dividends would be €246 million.

        The reported profit on ordinary activities before taxation for the financial year ended 31 March 2003 was €367 million. If adjustments were made to reflect assets carried at a valuation on a historical cost basis, this profit would be increased by €9 million, to produce a historical cost profit on ordinary activities before taxation of €376 million. The historical cost profit retained after taxation and dividends would be €29 million.

        The reported profit on ordinary activities before taxation for the financial year ended 31 March 2004 was €284 million. If adjustments were made to reflect assets carried at a valuation on a historical cost basis, this profit would be increased by €12 million, to produce a historical cost profit on ordinary activities before taxation of €296 million. The historical cost loss absorbed after taxation and dividends would be €361 million.

The accompanying notes are an integral part of these consolidated financial statements.

eircom Limited

Reconciliation of Movements in Shareholders' Funds

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
(Loss)/profit attributable to Group shareholders	€(82)	€320	€245
Dividend in specie on the Demerger of mobile business	(176)	—	—
Dividends paid and proposed	(11)	(300)	(618)

(Loss absorbed)/profit retained for the financial year	(269)	20	(373)
Re-instatement of Eirpage Goodwill	2	—	—
Revaluation (deficit)/surplus	(28)	7	54
Currency translation differences on foreign currency investments	1	—	—

Net (reduction in)/additions to shareholders funds during the year	(294)	27	(319)
Shareholders' funds at beginning of year	1,610	1,316	1,343

Equity shareholders' funds at end of year	€1,316	€1,343	€1,024

The accompanying notes are an integral part of these consolidated financial statements.

eircom Limited

Notes to the Consolidated Financial Statements

1.     Accounting Policies

        The significant accounting policies and estimation techniques adopted by the Group are as follows:

  (a) Basis of Accounting and Reporting Currency

        The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, in accordance with the Companies Act, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations 1992, and applicable accounting standards in Ireland. The Group financial statements consolidate the financial statements of the Company and its subsidiary undertakings. The subsidiary undertakings' financial years are all co-terminous with those of the Company. A summary of the more important Group accounting policies is set out below.

        The accounting policies have been consistently applied. The Group has adopted FRS 5 "Reporting the Substance of Transactions" Application Note G for Revenue Recognition. The adoption of this Application Note did not have a material impact on the results of the Group.

        The preparation of the financial statements requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts included in the profit and loss account for the year.

        Actual results could differ from those estimates. Estimates are used principally when accounting for interconnect revenue, provisions required in respect of doubtful debts, payments to telecommunications operators, depreciation, impairment charges, amortisation of goodwill, pension schemes, provisions for liabilities and charges, including amounts required to settle self insured liabilities, and taxation payable.

        As permitted by the Companies (Amendment) Act, 1986, the directors have adapted the prescribed format of the profit and loss account in a manner appropriate to the nature of the Group's business.

        The consolidated financial statements of the Group are presented in euro denoted by the symbol "€".

        Certain amounts in prior periods consolidated financial statements have been reclassified to conform with the current year's presentation.

  (b) Basis of Consolidation

        The consolidated financial statements of the Group comprise a consolidation of the financial statements of the Company, eircom Limited, and its subsidiary undertakings ("eircom").

        Acquisitions of companies are accounted for under acquisition accounting rules. Investments in associated undertakings are accounted for using the equity method of accounting. All inter-group transactions are eliminated as part of the consolidation process. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes.

  (c) Goodwill

        The Goodwill arising from the purchase of subsidiary undertakings is capitalised and amortised on a straight-line basis over its expected useful life. Goodwill represents the excess of the consideration paid for the acquisition of shares in subsidiaries and associated undertakings over the fair value of their separable net assets acquired. The useful lives of goodwill related to acquired businesses have been determined by reference to the years over which the values of the underlying businesses are expected to exceed the values of their identifiable net assets and are presumed not to exceed twenty years.

        Prior to 3 April 1998, goodwill arising from acquisitions of subsidiaries and associated undertakings was eliminated against reserves and amounts to €3.379 million (2003: €3.379 million). This goodwill will be charged to the consolidated profit and loss account, should the Group dispose of the businesses to which it relates.

  (d) Revenue Recognition

        Turnover comprises the fair value of consideration received in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Turnover is recognised in the period earned by rendering of services or delivery of products. Turnover includes sales by Group undertakings including the Group's share of its associates' turnover but excludes all intercompany sales.

        Turnover from calls is recognised at the time the call is made over the Group's networks. Turnover from rentals is recognised evenly over the period to which the charges relate. Turnover from installation and connection activities is recognised in the same period as the related costs. Turnover from equipment sold to third parties is recognised at the point of sale. Turnover arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

        Billings for telephone services are made on a monthly or bi-monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

        Commissions paid to agents are recognised on an incurred basis.

        The Group acts as principal in the vast majority of transactions with its customers. Where the Group sells services to customers as a network provider as opposed to service provider, the circumstances of these transactions are reviewed, and the Group believes that it carries all of the risks of the relationship and sale to the end customer, and settlement with the service originator are separate and unrelated. Therefore, the Group considers itself the principal in these transactions and accounts for the settlement and revenue recognition as two distinct transactions.

        The Group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from these other operators and to establish appropriate provisions.

  (e) Cost of Sales

        Cost of sales are mainly settlement fees that the Group pays to other authorised operators for traffic that is routed on their networks. Cost of sales also include the cost of equipment sold and commissions paid to agents, including calling card services. Costs are recognised in the same period as the related turnover.

        The Group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of payments we need to make to these other operators and to establish appropriate provisions.

  (f) Research

        Expenditure on research is written off as incurred.

  (g) Foreign Currencies

        Transactions denominated in foreign currencies are translated into euro at the rate of exchange ruling at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date, or rates of exchange contracted for under various currency management instruments, with the resulting gain or loss being dealt with through the profit and loss account.

        The financial statements of foreign subsidiaries are translated at year end rates for the balance sheet and the weighted average rates for the year for the profit and loss account. Translation gains and losses arising are reported as a movement on reserves. All other differences are taken to the profit and loss account.

  (h) Taxation

        Corporation tax is calculated on the profits for the year as adjusted for Group relief. Tax losses utilised for Group relief are transferred between Group members. Charges for Group relief are determined on a case by case basis.

        Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements.

        Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

  (i) Tangible Fixed Assets

        Tangible fixed assets are stated at historical cost or valuation, less accumulated depreciation. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers' premises and includes contractors' charges, materials, labour, and related overheads directly attributable to the cost of construction. Land and buildings are stated at a valuation, the basis of which is depreciated replacement cost or open market value as appropriate. Depreciated replacement cost is the gross replacement cost of fixed assets less depreciation based on that cost and on the age of the assets.

        Depreciation is provided on tangible assets (excluding land), on a straight line basis, so as to write off their historical cost or valuation over their estimated economic lives. A full year's depreciation is charged to the profit and loss account on tangible fixed assets (excluding land) in the year the asset becomes available for use. The estimated economic lives assigned to tangible assets are as follows:

	Financial Year Ended
Asset Class	31 March 2002	31 March 2003	31 March 2004
	Estimated Economic Life (Years)
Buildings	40	40	40
Network Services
Transmission—Equipment
Duct	20	20	20
Overhead—Cable/Poles	7-8	10-15	10-15
Underground Cable	12-14	14	14
Exchanges
Exchange line Terminations	6	8	8
Core Hardware	3	4	4
Others	3-7	3-7	3-7

        The Group's policy is to review the remaining economic lives of tangible fixed assets on an annual basis and to adjust the depreciation charge to reflect the remaining estimated lives of tangible fixed assets. In the year ended 31 March 2003, the review resulted in an adjustment to the asset lives and related depreciation as outlined in the above table.

        Fully depreciated assets are retained in the cost/valuation of tangible fixed assets and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related accumulated depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the consolidated profit and loss account.

  Assets in the course of construction

        Assets in the course of construction represent the cost of purchasing, constructing and installing tangible fixed assets ahead of their own productive use. No depreciation is charged on assets in the course of construction.

  (j) Impairment

        The Group undertakes a review for impairment of a tangible or intangible fixed asset if events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realisable value and value in use, the fixed asset is written down to its recoverable amount. The value in use of fixed assets is determined from estimated discounted future net cash flows.

  (k) Capital Grants

        Non-repayable grants are accounted for as deferred income, which is amortised to the profit and loss account at the same rate as the related assets are depreciated.

  (l) Leased Assets

        The capital cost of fixed assets acquired under finance leases is included in tangible assets and written off over the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in loans and other debt, while the interest is charged to the profit and loss account over the primary lease term.

        Operating lease rentals are charged to the profit and loss account on a straight line basis over the term of the lease as incurred.

  (m) Stocks

        Stocks comprise consumable items, which may be used in the construction or maintenance of plant and goods held for resale. Stocks are stated at the lower of cost and net realisable value. Cost includes invoice price, import duties and transportation costs. Where necessary, provisions are made for damaged, deteriorated, obsolete and unusable items.

  (n) Debtors

        Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debts. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age of debtor, payment history, previous losses experienced and general economic conditions.

  (o) Pension Costs

        The pension entitlements of employees arising from their service with the Group, are secured by contributions from the Group and the employees to separately administered superannuation schemes.

        The Group operates funded defined benefit pension schemes, which are independent of the Group's finances, for the majority of its employees. Actuarial valuations of the main scheme are carried out, as determined by the trustees, at intervals of not more than three years. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations.

        The cost of providing pensions is charged against profits over employees' working lives with the Group using the projected unit method. Variations from this regular cost are allocated on a straight-line basis over the average remaining service lives of current employees.

        Additional contributions are made to superannuation schemes in respect of employees who take early retirement. These contributions are based on the advice of a professionally qualified actuary.

        The Group also operates a defined contribution pension scheme and the profit and loss account is charged with the contributions payable by the Group.

        The disclosures required under the transitional arrangements of Financial Reporting Standard 17 "Retirement Benefits" are shown in note 30.

  (p) Provisions

        A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the Group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured where material on a discounted basis.

  (q) Onerous Contracts

        In accordance with the requirements of FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", provision is made against the net cash outflow expected to arise from contracts where the unavoidable costs under the contract exceed the economic benefit expected to be received under the contract.

2.     Analysis of Operating (Loss)/Profit from Continuing and Discontinued Operations

	Financial Year Ended 31 March 2002
	Continuing Operations	Discontinued Operations	Total
	(in millions)
Turnover	€1,645	€140	€1,785
Cost of sales	(508)	(32)	(540)

Gross profit	1,137	108	1,245

Operating costs before depreciation, goodwill amortised and operating exceptional charges	(674)	(57)	(731)
Exceptional operating costs	(93)	(8)	(101)
Depreciation	(363)	(13)	(376)
Exceptional fixed asset impairments	(49)	—	(49)
Goodwill amortised on subsidiary undertakings	(5)	—	(5)

Total operating costs	(1,184)	(78)	(1,262)

Group operating (loss)/profit before group share of associated undertakings	(47)	30	(17)
Group's share of operating losses of associated undertakings	(2)	—	(2)
Goodwill amortised on associated undertakings	(2)	—	(2)

Group operating (loss)/profit	€(51)	€30	€(21)

        The discontinued operations for the year ended 31 March 2002 relate to the demerger of the mobile telecommunications business (the "Demerger") see (note 9), and Golden Pages.

        There were no material discontinued operations in the financial year ended 31 March 2003, or the financial year ended 31 March 2004.

3.     Turnover and Segmental Analysis of Class of Business

        The Group provides communications services, principally in Ireland. The Group is managed on a unitary basis and has no segments.

4.     Operating Costs

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Staff costs
Wages & salaries	€397	€372	€376
Social welfare costs	18	15	14
Pension costs	26	25	25

	441	412	415
Staff costs capitalised	(41)	(44)	(54)

Net staff costs	400	368	361
Other operating costs	331	265	255

	731	633	616
Exceptional operating costs (note 5)	101	49	13
Depreciation (note 16)	376	321	302
Exceptional fixed asset impairments (note 6)	49	—	—
Goodwill amortised on subsidiary undertakings	5	—	—

Total Operating Costs	€1,262	€1,003	€931

  (a) Other operating costs are stated after charging/(crediting):

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Research costs	€1,053	€154	€50

Hire of plant and machinery	€2,912	€2,891	€3,053

Other operating lease rentals	€23,984	€22,748	€22,449

Net exchange loss/(gain) on foreign currency borrowings less deposits	€1,023	€(6,238)	€(1,134)

  (b) Services provided by the Group's auditor and network firms

        During the year the Group obtained the following services from the Group's auditor as detailed below:

	Financial Year Ended
	31 March 2003	31 March 2004
	(in thousands)
Audit services
Statutory audit	€540	€540
Other audit related services (including non-statutory audits)	361	317
Audit related regulatory reporting	1,421	2,085

	2,322	2,942
Further assurance services	1,420	808
Tax advisory services	965	144

	€4,707	€3,894

  (c) Directors Remuneration

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in thousands)
Directors Remuneration
Emoluments
—for services as Directors	€1,126	€535	€1,338
—for other services	1,443	1,306	5,707
—pension contributions	2,808	328	3,726
Compensation for loss of office
—for other services	1,079	—	—

	€6,456	€2,169	€10,771

5.     Exceptional Operating Costs

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Exceptional operating costs	€101	€49	€13

        In the financial year ended 31 March 2002, the Group incurred a number of non-recurring costs, principally in relation to (i) costs incurred in connection with public take-over offers; (ii) certain non-recurring directory costs; (iii) costs associated with the implementation of the euro; (iv) costs associated with various compliance matters; and (v) liabilities relating to self insured risk. The net tax effect of the exceptional charges was to reduce the Group tax charge by €5 million.

        In the financial year ended 31 March 2003, the Group incurred a number of non-recurring costs, principally in relation to (i) costs incurred in connection with potential refinancing which did not materialise; and (ii) charges in relation to a deficit on an annuity scheme provided as part of the restructuring programme. The net tax effect of the exceptional charges was to reduce the Group tax charge by €7 million.

        In the financial year ended 31 March 2004, the Group incurred a number on non-recurring costs, principally in relation to bonus amounts payable to executives of €19 million, relating to contractual entitlements triggered by the refinancing of the Group. These costs were partially offset by a (i) €3 million credit relating to compliance matters, (ii) €2 million credit relating to refinancing, and (iii) €1 million credit relating to restructuring. The net tax effect of the exceptional charge was to reduce the Group tax charge by €2 million.

        The cash outflows arising from the exceptional charges in the financial year ended 31 March 2004 were €36 million (2003: €19 million, 2002: €50 million). This includes certain cashflows in respect of exceptional charges included in the profit and loss account in earlier years.

6.     Exceptional Fixed Asset Impairments

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Exceptional fixed asset impairments	€49	€—	€—

        In the financial year ended 31 March 2002, the Group incurred a number of non-recurring costs principally in relation to (i) impairment of the carrying value of land and buildings arising on a revaluation of land and buildings in the financial year ended 31 March 2002 (ii) impairment of work in progress relating to certain network assets, arising through delays in delivering technology and falling prices, (iii) impairment of web hosting fixed assets, as a result of changes in the market and strategic decisions taken by the Group in respect of this business, (iv) impairments in respect of certain capitalised international capacity contracts as a consequence of changes in the marketplace, (v) impairment of fixed assets in the UK, and Northern Ireland, based on the Group's decision to downsize its activities in these markets and (vi) the impairment of fixtures and fittings as a result of curtailing certain activities.

        The net tax effect of these exceptional charges was to reduce the Group tax charge by €nil. The cash outflows arising from the exceptional charge was €nil.

7.     Exceptional gain on the exit from subsidiaries

        In the year to 31 March 2003 eircom agreed to transfer control of its 63% shareholding in Golden Pages Limited and its 100% shareholding in eircom NI Limited. The following table sets out the effect of these transactions on the results of the Group.

Financial Year Ended
31 March 2003
(in millions)
Net Assets:
Tangible Assets	€10
Stocks	10
Debtors	6
Cash	12
Creditors	(10)
Minority interest	(10)

Net assets at date of the exit	18
Amount realised (after expenses)	193

Profit on exit	€175

Amount realised was satisfied by:
Cash	€195
Expenses	(2)

€193

An analysis of the net cash inflows is as follows:
Cash received	€195
Cash disposed of	(12)
Related costs of exit paid	(1)

€182

        The related tax charge on this gain is included in the taxation charge in the 2003 financial year.

8.     Exceptional provision for exit from certain International and Multi-Media activities

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Exceptional provision for exit from certain International and Multimedia activities	€3	€—	€—

        The charge in the financial year ended 31 March 2002 of €3 million relates to restructuring costs and exit of leased buildings in the U.K. and Northern Ireland markets. The net tax effect of the exceptional provision was to reduce the Group tax charge by €0.4 million in the financial year ended 31 March 2002.

        The cash outflows generated by the exceptional charge for the financial year ended 31 March 2004 were €nil (2003: €2 million; 2002: €12 million). This includes certain cashflows in respect of exceptional charges included in the profit and loss account in earlier years.

9.     Exceptional costs arising on Demerger of mobile business

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Exceptional costs arising on Demerger of mobile business	€59	€—	€—

        In the financial year ended 31 March 2002, the Group incurred certain costs in relation to the Demerger of the Group's mobile business and subsequent acquisition by Vodafone Group plc (see note 13). In addition, the Group paid the ESOT (eircom Employee Share Ownership Trust) €28 million to purchase shares for Eircell employees who left the Group as a consequence of the Demerger. The net tax effect of the exceptional charge in the financial year ended 31 March 2002, was to reduce the Group tax charge by €5 million.

        The cash outflows generated by the exceptional charge in the financial year ended 31 March 2004 were €3 million (2003: €1 million, 2002: €60 million). This includes certain cashflows in respect of exceptional charges included in the profit and loss account in earlier years.

10.   Amounts written off financial assets and investments held as current assets

	Financial Year End
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Amounts written off financial assets and investments	€12	€—	€—

        In the financial year ended 31 March 2002, the Group wrote down its investment in Accuris to its net realisable value as the investment was held exclusively with a view to subsequent resale. On 16 May 2002, Accuris was sold.

11.   Interest Payable and similar charges (net)

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Interest and associated finance costs payable in respect of financing facilities:
Repayable within 5 years not by instalments	€20	€13	€4
Repayable within 5 years by instalments	3	2	2

Total interest payable	23	15	6
Less: Interest receivable and income from securities	(13)	(25)	(4)

Net interest payable/(receivable)	10	(10)	2
Exchange differences arising on foreign currency borrowings		—	—
Realised gain	1	—	—
Unrealised gains	—	(1)	—
Hedging contract losses	—	1	—

	€11	€(10)	€2

        Interest receivable in the financial year ended 31 March 2003 includes €11 million of interest on taxation settlements.

12.   Tax (credit)/charge on (loss)/profit on ordinary activities

  (a) Analysis of (credit)/charge in period

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Current tax
Irish corporation tax on (loss)/profit for the year	€18	€29	€36
Adjustments in respect of previous periods	(40)	(36)	(2)
Payment for corporation tax losses	2	9	—
Taxation on exceptional gain on the exit from subsidiaries	—	38	—

Total current tax (credit)/charge (note 12(b))	(20)	40	34
Deferred tax
Origination and reversal of timing differences (note 22)	(6)	7	5

Tax (credit)/charge on (loss)/profit on ordinary activities	€(26)	€47	€39

  (b) Factors affecting tax (credit)/charge for year

        The tax assessed for the year is different than the tax charge that would arise on applying the standard rate of corporation tax in the Republic of Ireland of 12.5%, (2003:15.125%, 2002:19%). The differences are explained below:

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
(Loss)/profit on ordinary activities before tax	€(104)	€367	€284

(Loss)/profit on ordinary activities multiplied by standard rate of corporation tax 12.5% (2003: 15.125%, 2002:19%)	(20)	56	36
Effects of:—
Adjustment in respect of previous periods	(40)	(36)	(2)
Depreciation in excess of capital allowances/(capital allowances in excess of depreciation)	9	(7)	(4)
Utilisation of tax losses	1	(1)	(1)
Payments for tax losses	2	9	—
Expenses not deductible for tax purposes	24	11	5
Income not taxable	—	(2)	—
Gains taxable in prior periods	—	(2)	(2)
Timing differences	—	—	1
Tax losses unutilised	—	—	1
Income taxable at higher rates	4	12	—

Current tax (credit)/charge for period (note 12(a))	€(20)	€40	€34

  (c) Factors that may affect future tax charges

        There are no known material factors that are expected to affect future tax charges. The proposed adoption of IFRS for the financial year ending 31 March 2006 onwards may materially affect the future deferred tax charge.

13.   Dividend in specie on the demerger of mobile business

        On 11 May 2001, the eircom shareholders, at an extraordinary general meeting, approved the Demerger of the Group's Mobile communications business, Eircell Limited now called Lercie Limited, ("Eircell"), to Eircell 2000 plc. Subsequently, the entire issued share capital of Eircell 2000 plc was acquired by Vodafone Group plc under an offer declared unconditional in all respects on 13 May 2001.

        The Demerger was effected by way of a distribution in specie to eircom shareholders during the financial year ended 31 March 2002. The impact on Group reserves amounted to €176 million. The results of Eircell up to the date of Demerger on 11 May 2001 are included in the consolidated profit and loss account as "discontinued business". The consolidated cashflow statement includes cashflows for the period to the date of Demerger. Subsequent to the Demerger, Eircell repaid €251 million in settlement of intercompany loan account balances. Transaction costs associated with the Demerger have been accounted for as exceptional charges in the Group profit and loss account.

        The following table represents the net assets of the Eircell Group at 11 May 2001:

(in millions)
Tangible fixed assets	€453
Investment in associated undertakings	5
Goodwill	4
Stocks	4
Debtors	138
Cash	12
Creditors	(394)
Loans and other debt	(51)
Provisions for liabilities and charges	(14)
Minority Interests	(1)

€156

        The Demerger dividend reported in the consolidated profit and loss account comprised the following:

(in millions)
Net assets of Eircell distributed on Demerger	€156
Goodwill arising in Eirpage Ltd	2
Intercompany items and liabilities retained by eircom	18

€176

14.   Dividends Paid and Proposed

	Financial Year End
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Ordinary dividends:
Paid interim dividend of 23.145 cents per ordinary share (2003: 13.588 cents, 2002: 0.54 cents)	€11	€300	€511
Proposed final dividends of 4.846 cents per ordinary share	—	—	107

	€11	€300	€618

        Under the terms of the Valentia Telecommunications offer to eircom Limited shareholders, which was declared wholly unconditional on 2 November 2001, a dividend per share of 3 cents was paid in respect of equity shares of the previous owners of the Company. This dividend was in substitution for the previously proposed final dividend of 2.46 cents proposed by the eircom Limited Directors in respect of the financial year ended 31 March 2001. The balance of the 3 cents 'Valentia Offer' dividend per share (0.54 cents) has been included in the financial year ended 31 March 2002. The total dividends payable under the Valentia Offer amounted to €66 million, of which €11 million was provided in the results to 31 March 2002. Rounding has been applied.

15.   Goodwill

	Goodwill
	Negative	Positive	Total
	(in millions)
Cost
At 31 March 2002	€(1)	€16	€15
Movement during the year	—	—	—

As at 31 March 2003 and 31 March 2004	€(1)	€16	€15

Amortisation
At 31 March 2002	€(1)	€16	€15
Charge for year	—	—	—

As at 31 March 2003 and 31 March 2004	€(1)	€16	€15

Net book amount

As at 31 March 2003 and 31 March 2004	€—	€—	€—

16.   Tangible Fixed Assets

	Land & Buildings	Network Plant & Equipment	Total
	(in millions)
Cost or Valuation
As at 31 March 2002	€457	€4,669	€5,126
Additions	2	193	195
Exchange adjustments	—	(2)	(2)
Exit from subsidiaries	—	(14)	(14)
Transfer	(2)	2	—
Disposals/retirements	(6)	(34)	(40)
Revaluation surplus	(37)	—	(37)

At 31 March 2003	414	4,814	5,228

Cost	6	4,065	4,071
Valuation	408	749	1,157

At 31 March 2003	414	4,814	5,228
Additions	1	206	207
Exit from subsidiaries	(2)	(1)	(3)
Disposals/retirements	—	(55)	(55)
Revaluation surplus	37	—	37

At 31 March 2004	450	4,964	5,414

Cost	3	4,215	4,218
Valuation	447	749	1,196

As at 31 March 2004	€450	€4,964	€5,414

Accumulated Depreciation
At 31 March 2002	€21	€3,338	€3,359
Charge for year (refer to note 16(b))	15	294	309
Exchange adjustments	—	(2)	(2)
Exit from subsidiaries	—	(4)	(4)
Disposals/retirements	—	(34)	(34)
Revaluation surplus	(44)	—	(44)
Impairment	15	—	15

At 31 March 2003	7	3,592	3,599

Charge for year (refer to note 16(b))	17	274	291
Exit from subsidiaries	(1)	(1)	(2)
Disposals/retirements	—	(54)	(54)
Revaluation surplus	(17)	—	(17)
Impairment Charge	5	9	14

At 31 March 2004	€11	€3,820	€3,831

Total Net Book Value at 31 March 2003	€407	€1,222	€1,629

Total Net Book Value at 31 March 2004	€439	€1,144	€1,583

        (a)   The valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers as at December 2002, valued properties at €408 million. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis. As a result, the carrying value of land and buildings was revalued upwards by €7 million. In addition, there was a revaluation deficit below the net book value in respect of certain land and buildings of €15 million, which has been charged to the profit and loss account.

        The valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at December 2003, valued the properties at €442 million. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis. As a result the carrying value of land and buildings was revalued upwards by €54 million. In addition, there was a revaluation deficit below the net book value of certain land and buildings of €5 million, which has been charged to the profit and loss account.

        If these land and buildings had not been revalued, they would have been included in the consolidated financial statements at the following amounts:

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Cost	€281	€276	€277
Accumulated Depreciation	(97)	(130)	(137)

Net Book Value	€184	€146	€140

        (b)   The depreciation charged in the profit and loss account is net of capital grants amortised as follows:

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Depreciation	€385	€309	€291
Impairment (non exceptional)	—	15	14
Amortisation of capital grants (refer to note 23)	(9)	(3)	(3)

	€376	€321	€302

        In the financial year ended 31 March 2002, due to the changed environment impacting certain parts of the business, the Board completed an impairment review of the Group's assets. This resulted in an exceptional charge of €49 million relating to the impairment of certain fixed assets. No review was completed in 2003 or 2004 as there were no major changes since the previous review which would have impacted the business causing any material impairment.

        The impairment shown included in the depreciation in the financial year ended 31 March 2003 above is as a result of the land & buildings interim valuation described above.

        The Group's policy is to review asset lives annually and to adjust depreciation accordingly. In the financial year ended 31 March 2003, the review resulted in the adjustment of asset lives as outlined in note 1(i). These changes were effected to more accurately reflect the asset lives in the industry. The effect of the changes on the profit & loss charge for the year was a decrease in the depreciation charge of €32 million.

        The impairment charge included in depreciation in the financial year ended 31 March 2004 relates to Global Crossing, International Cable and Synchronous Digital Hierarchy ("SDH") equipment that has been written off of €9 million. A €5 million impairment charge was as a result of the land and buildings revaluation carried out in December 2003, as described above.

        (c)   Included in tangible fixed assets is plant and equipment acquired under finance leases detailed as follows:

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Cost	€228	€222	€135
Accumulated depreciation	(175)	(182)	(108)
Net book value	€53	€40	€27

Depreciation charge for the year	€29	€14	€13

        (d)   Assets in course of construction:

        Included in tangible fixed assets are assets in the course of construction of €75 million (2003: €44 million).

17.   Stocks

	As at
	31 March 2003	31 March 2004
	(in millions)
Network development and maintenance stocks	€5	€4
Consumable and other stocks	5	6

	€10	€10

        The net replacement cost of stocks is not expected to be materially different from that shown above.

18.   Debtors

	As at
	31 March 2003	31 March 2004
	(in millions)
Amounts falling due within one year:
Trade debtors	€205	€218
Prepayments and accrued income	106	88
Amount owed by parent company	249	170
Other debtors	3	—

	€563	€476

        The amount owed by the parent Company is unsecured, interest free and has a fixed repayment date repayable within one year.

        Two subsidiaries of the Group are party to a financing transaction under which credit balances and debit balances of the Group's entities may be offset. This offset has been effected in the Group consolidated balance sheet. The balances of the Group so offset were €159 million at 31 March 2004 and €168.5 million at 31 March 2003 in respect of lease receivables and €159 million at 31 March 2004 and €168.5 million at 31 March 2003 in respect of bank loans.

19.   Creditors

	As at
	31 March 2003	31 March 2004
	(in millions)
Amounts falling due within one year:
Bank loans and overdrafts (note 20)	€106	€1
Trade creditors	143	108
Amounts owed to parent company	—	154
Accruals and deferred income	411	390
PAYE/PRSI	9	7
VAT	22	25
Corporation tax	77	65
Dividend payable	—	160

	€768	€910

20.   Loans and Other Debt

	Within 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	After 5 Years	Total
	(in millions)
Loans	€105	€—	€—	€—	€105
Overdrafts	1	—	—	—	1

At 31 March 2003	€106	€—	€—	€—	€106

Overdrafts	€1	€—	€—	€—	€1

At 31 March 2004	€1	€—	€—	€—	€1

        Included in the above amounts are:

	As at
	31 March 2003	31 March 2004
	(in millions)
Payable
Wholly repayable within 1 year	€102	€1
Wholly repayable within 5 years	—	—
Within 5 years	4	—

	€106	€1

        All Group loans and other debt are denominated in euro.

        At 31 March 2003, the capital value of the loans and other debt has been fully hedged into euro using a variety of financial instruments maturing in the financial year ended 31 March 2004.

21.   Financial Instruments

        The Group holds or issues financial instruments for the following main purposes:—

  •
  To finance its operations;

  •
  To employ surplus funds;

  •
  To manage the interest rate and currency risks arising from its operations and from its sources of finance.

        The Group finances its operations out of operating cash flows, bank borrowings and finance leases.

        Derivative instruments are contractual agreements whose value reflects price movements in an underlying asset and liability. The Group uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk. Derivative activity is carefully controlled and appropriately used and is an effective means of managing risk.

        The main risks arising from the use of financial instruments are market rate risk, liquidity risk and credit risk. Responsibility for managing these risks rests with the Board of Directors and in respect of certain activities, the Treasury Committee, a management Committee chaired by the Group's Chief Financial Officer. It is, and has been throughout the period under review, the Group's policy not to trade in financial instruments.

        Debtors, creditors and provisions for liabilities and charges have been excluded from all the numerical disclosures below. The Group conducts its business primarily in Ireland and, therefore, operating and investing cash flows are substantially denominated in euro. A limited level of foreign exchange risk arises in relation to certain capital expenditures and foreign exchange settlements with international third party telecommunications carriers.

  Market rate risk

        Market rate risk is defined as the exposure of the Group's financial position to movements in interest and foreign exchange rates. The principal aim of managing these risks is to limit the adverse impact on shareholder value of movements in interest rates and foreign exchange rates.

        The main derivatives used are currency swaps. It is Group policy to hedge all currency risk in currencies which are not denominations of the euro.

  Interest rate risk profile of financial assets

        There were floating rate deposits outstanding of €97 million at 31 March 2004 (2003: €190 million). The interest rate on these is generally based on the appropriate Euribor rate.

  Interest rate risk profile of the Group's financial liabilities

  Bank and other borrowings
  (Debt net of Swaps)

	Local Currency
	Fixed at 31 March 2003	Floating at 31 March 2003	Total at 31 March 2003	Fixed at 31 March 2004	Floating at 31 March 2004	Total at 31 March 2004
	(in millions)
EUR	€101	€5	€106	€—	€1	€1
Other currencies	—	—	—	—	—	—

Total all currencies	€101	€5	€106	€—	€1	€1

        At 31 March 2003, the Group had currency swap contracts of €10 million (2004: €nil million) outstanding. Variable rates on loans and swaps are based on Euribor. After adjusting for the effect of swaps, €101 million (2004: €nil million) of debt bore interest at fixed rates, with a weighted average interest rate of 8.6% (2004: nil%).

        The weighted average life of the fixed rate debt and associated swaps is set out in the following table:

  Weighted Average Residual Maturity in Years of Fixed-Rate

	31 March 2003	31 March 2004
Underlying Debt Swaps:	0.5	—
we receive fixed interest	0.3	—
we pay fixed interest	—	—

  Currency exposures

        As at 31 March 2003 and 31 March 2004, after taking into account the effects of currency swaps and forward foreign exchange contracts, the Group has no material currency exposure.

  Fair values

        Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale.

        The following tables provide comparisons of the carrying amounts and fair values of the Group's fixed-rate financial assets and financial liabilities, including derivatives. The fair values of short-term deposits, floating-rate loans and overdrafts approximate to their carrying amounts.

        On an interest rate swap, the same notional principal amount is used for the paying and receiving sides. Consequently the carrying value of an interest rate swap is zero. The fair value reflects the difference between the fixed rate and current market rates. The carrying value of currency swaps is affected by movements in the exchange rates of the currencies concerned, while the fair value reflects both interest rate and exchange rate movements.

	As at
	31 March 2003		31 March 2004
	Book Value	Fair Value	Book Value	Fair Value
	(in millions)
Financial assets
Cash at bank and in hand	€190	€190	€97	€97

Liabilities
Underlying debt
Fixed Rate	€105	€109	€—	€—
Floating rate	1	1	1	1

Total	€106	€110	€1	€1

Debt net of swaps
Fixed rate	€101	€105	€—	€—
Floating rate	5	5	1	1

Total	€106	€110	€1	€1

Interest rate swaps	€—	€—	€—	€—

Currency swaps	€—	€—	€—	€—

Forward contracts	€—	€—	€—	€—

  Liquidity risk

        The objective of liquidity management is to ensure the availability of sufficient funds to meet the Group's requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines.

        The maturity profile of Group debt is set out in note 20 of the Financial Statements.

        The Group has access to a €150 million committed borrowing facility as part of the Valentia Telecommunications Group (31 March 2003: €225 million), expiring in March 2009, which was undrawn at 31 March 2004. All conditions precedent had been met at 31 March 2004.

  Credit risk

        The Group is exposed to credit risk relating to its cash and current financial assets. The Group places its cash and current financial assets with highly rated institutions. The Group's policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The Group has not experienced any losses on such accounts.

        Credit risks are mainly related to counter party risks associated with prepayments, amounts owed by related companies, interest in debt securities, derivative contracts, equity investments in related companies and other debtors.

        Equity investments and amounts owed by related companies are limited to the authorities issued by the Board of Directors of the Group.

        The Group's trade debtors are generated by a large number of customers, both private individuals and companies in various industries, mainly in Ireland. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis, including the processing of current credit information on subscribers from third-party sources.

        Transactions involving derivative contracts are managed by Irish Telecommunications Investments Limited ("ITI"), a wholly owned subsidiary, within a framework of limits approved by the Treasury Committee, which restrict the Group's dealings to highly rated financial institutions.

  Hedges

        Under the Company's accounting policy, foreign currency borrowings and currency swap agreements are valued at year end exchange rates.

        Interest differentials arising on swap agreements are accrued and reflected in interest payable. Consequently changes in fair value attributable to movements in interest rates are not recognised.

        The table below shows the extent to which the Company had unrecognised gains and losses, in terms of fair value, at the beginning and end of the year.

	31 March 2003	31 March 2004
(in millions)
Unrecognised gains
Gain on contracts outstanding at 1 April	€3	€—

Of which:
Included in current year income	€3	€—
Not included in current year income	—	—
Gain arising in current year	—	—

Gain on contracts as at 31 March	€—	€—

Of which:
Expected to be included in following year income	€—	€—

Expected to be included in later years	€—	€—

22. Provision for Liabilities and Charges

	Staff Restructuring	Provision for exit from certain International and Multi-Media Activities	Onerous Contracts	Deferred Taxation	Other	Total
	(in millions)
At 31 March 2002	€153	€11	€17	€50	€93	€324
Transfers	9	(9)	—	—	—	—
Utilised	(82)	(2)	(2)	—	(14)	(100)
Profit and Loss Account	47	—	(5)	7	(4)	45

At 31 March 2003	€127	€—	€10	€57	€75	€269

Transfer to accruals	(1)	—	—	—	—	(1)
Utilised	(45)	—	(10)	—	(6)	(61)
Profit and Loss Account	(1)	—	—	5	11	15

At 31 March 2004	€80	€—	€—	€62	€80	€222

  Staff restructuring

        The Group has a constructive obligation in respect of the costs of a fundamental staff restructuring. The amount of the provision is based on the Group's past experience of restructuring and the discussions to date with employees and their representative unions. Included within this provision is a net deficit on an annuity plan of €72 million (2003: €58 million) offered as part of the restructuring programme. As at 31 March 2004, the annuity plan element of the provision is expected to be utilised over a period of nine years. The remaining €8 million of the provision at 31 March 2004 has been fully utilised since the year end.

        During the year ended 31 March 2004, €45 million (2003: €82 million) of the provision was utilised primarily to pay for staff exits under the fundamental staff restructuring programme. There was a release of €1 million in relation to a provision for restructuring in the financial year ended 31 March 2004.

        This provision was created at €412 million in the financial year ended 31 March 2000. An additional provision of €11 million was charged to the profit and loss account in the financial year ended 31 March 2003 in respect of a net deficit on an annuity plan offered as part of the restructuring programme.

  Provision for exit from certain International and Multi-Media activities

        The Group had a provision for redundancy and other costs of exit of certain areas of International and Multi-Media business. As the Group no longer has a separate international and multi-media division, the provision that is required has been transferred into staff restructuring.

  Onerous Contracts

        The Group has onerous contracts in relation to international capacity commitments at 31 March 2003. The provision is based on contracted terms and has been paid during the financial year ended 31 March 2004.

  Deferred taxation

        In accordance with Financial Reporting Standard ("FRS") 19 "Deferred Taxation", the Group's policy is to provide for taxation on a full liability basis. Deferred taxation liabilities arise from capital allowances and other timing differences.

        The deferred taxation provision consists of:

	As at
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Capital allowances and other timing differences	€50	€57	€62

        No deferred tax is provided on timing differences arising from the revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will be rolled over. The total amount unprovided for at 31 March 2004 is estimated at €60 million. Such deferred tax would become payable only if the fixed assets were sold.

  Other

        The Group is self insured in respect of certain personal injury and damage claims. There is a provision for the estimated costs of incidents which have occurred up to 31 March 2004, based on a case by case review with actuarial assistance. The payments will be made as the cases are settled. The Group also has a provision for costs arising from certain compliance matters. There was a release of €

3 million in relation to a provision for costs arising from certain compliance matters in the financial year ended 31 March 2004.

23. Capital Grants

	As at
	31 March 2003	31 March 2004
	(in millions)
Received/receivable
At beginning of financial year	€95	€96
Received during financial year	1	1

At end of financial year	€96	€97

Amortisation
At beginning of financial year	€81	€84
Amortisation to profit & loss account (refer to note 16)	3	3

At end of financial year	€84	€87

Net book value at end of financial year	€12	€10

        The capital grants received by the Group relate to programmes to develop the Irish telecommunications infrastructure and were sponsored by the European Union.

24. Called Up Share Capital

	As at
	31 March 2003	31 March 2004
	(in millions)
Authorised Ordinary Shares of €0.25 (3 billion shares)	€750	€750

Allotted, Called up and Fully Paid Shares of €0.25 each 2,207,826,690 shares	€552	€552

25. Reserves

	Capital Conversion Reserve Fund	Share Premium	Revaluation Reserves	Profit and loss account
	(in millions)
As at 31 March 2002	€9	€144	€257	€354
Retained profit for the financial year	—	—	—	20
Transfers on realisation of re-valued assets	—	—	(9)	9
Revaluation surplus	—	—	7	—

As at 31 March 2003	€9	€144	€255	€383
Retained loss for the financial year	—	—	—	(373)
Transfers on realisation of revalued assets	—	—	(12)	12
Revaluation surplus	—	—	54	—

As at 31 March 2004	€9	€144	€297	€22

26.   Acquisition of Subsidiary Undertakings

        During the financial year ended 31 March 2002, the Group made no acquisitions. The Group paid deferred consideration of €2.8 million in respect of: Lan Communications Limited (€1.9 million); Buy4Now (€0.6 million); and Continuous Communications Systems Limited (€0.3 million).

        During the financial year ended 31 March 2003, the Group made no acquisitions. The Group paid deferred consideration of €0.2 million in respect of Continuous Communications Systems Limited.

        During the financial year ended 31 March 2004, the Group disposed of eircom Response Limited, of the assets of eircom Retail Limited and paid deferred consideration of €0.2 million in respect of Beacon Integrated Solutions.

27.   Amounts in Group Cash Flow Statement

        Amounts included in the Group cash flow statement are reconciled or analysed as follows:

        (a)   Net Cash Flow from all Operating Activities

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Group Operating (loss)/profit before group share of associated undertakings	€(17)	€180	€287
Depreciation and amortisation	430	321	302
Cash flows relating to fundamental restructuring, business exits and other provisions	(137)	(63)	(56)
Non-cash exceptional charges	52	46	(6)
Cash flows relating to exceptional costs on Demerger of mobile business (note 9)	(60)	(1)	(3)
Cash flows relating to prior year exceptional charges	—	(7)	(7)
Working Capital
Decrease in stocks	9	1	—
Increase/(decrease) in creditors	103	(127)	(31)
(Increase)/decrease in debtors	(52)	155	9

Net cash inflow from operating activities	€328	€505	€495

        (b)   Return on Investment and Servicing of Finance

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Interest received	€18	€24	€2
Interest paid	(27)	(17)	(6)
Dividends paid to minority shareholders	(3)	—	—

	€(12)	€7	€(4)

(c)
Taxation Received/(Paid)

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Corporation tax refund received	€141	€17	—
Corporation tax paid	(36)	(13)	(14)
Payment to group companies for corporation tax losses	(2)	—	(32)

	€103	€4	€(46)

(d)
Capital Expenditure and Financial Investment

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Payments to acquire tangible fixed assets	€(316)	€(197)	€(209)
Receipts from disposal of fixed assets	21	8	1
Capital grants received	19	—	1
(Advances to)/Repayments from parent undertaking	—	(249)	233

	€(276)	€(438)	€26

(e)
Acquisitions and disposals

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Purchase of subsidiary undertakings	€(8)	€—	€—
Advance to subsidiary undertakings	(3)	—	—
Proceeds from exit from subsidiary undertakings	—	194	—
Cash disposed with subsidiary undertakings	—	(12)	(1)
Deferred consideration paid in respect of prior years acquisitions	(3)	—	—
Repayment of debt from Demerged undertaking (Eircell)	251	—	—

	€237	€182	€(1)

(f)
Financing

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Repayment of loan capital	€(87)	€(87)	€(105)
Capital element of finance lease payments	(48)	(1)	—

Net cash outflow from financing	€(135)	€(88)	€(105)

(g)
Analysis of Net Cash

	At 31 March 2002	Cashflows	At 31 March 2003	Cashflows	At 31 March 2004
	(in millions)
Cash in hand & at bank	€319	€(129)	€190	€(93)	€97
Overdrafts	(2)	1	(1)	—	(1)

	317	(128)	189	(93)	96
Debt due within one year	(88)	(17)	(105)	105	—
Debt due after one year	(105)	105	—	—	—

	€124	€(40)	€84	€12	€96

28.   Principal Subsidiary and Associated Undertakings

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2004	Business	Registered Office And Country of Incorporation
Irish Telecommunications Investments Limited	100%	Telecommunications Financing and Treasury Management	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (U.S.) Limited	100%	Marketing of Telecommunications Services in U.S.A.	114 St. Stephen's Green West, Dublin 2, Ireland.
Eirtrade Services Limited	100%	Provision of Electronic Trading Services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Phonewatch Limited	100%	Installation, Monitoring and Maintenance of Residential Security Systems	114 St. Stephen's Green West, Dublin 2, Ireland.
Indigo Group Limited	100%	Provision of Internet Services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom UK Limited	100%	Provision of Telecommunications and Related Services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, United Kingdom.
Lan Communications Limited	100%	Systems Integrator	114 St. Stephen's Green West, Dublin 2, Ireland.
Lercie Limited	100%	Dormant Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Investments BV	100%	Investment Holding Company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.

Eircable Limited	100%	Investment Holding Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Holdings Limited	100%	Investment Holding Company	114 St. Stephen's Green West, Dublin 2, Ireland.
Continuous Communications Systems Limited	100%	Communications Contractors	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (Infonet Ireland) Limited	100%	Provision of Global Data Services	114 St. Stephen's Green West, Dublin 2, Ireland.
GoFree Limited	100%	Property Investment Company	114 St. Stephen's Green West, Dublin 2, Ireland.
Topsource Recruitment Limited	100%	Employment Agency	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Net BV	100%	Investment Holding Company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.
eircom International Networks Limited	100%	Provision of Telecommunications and Related Services	114 St. Stephen's Green West, Dublin 2, Ireland.

Associated Undertakings	Interest in Ordinary Shares at 31 March 2004	Business	Registered Office and Country of Incorporation
eircom Enterprise Fund Limited	50%	Seed Capital Company and Early Stage Fund Company	114 St. Stephen's Green West Dublin 2, Ireland.
Beacon Integrated Solutions Limited	49%	Information Technology Consultancy	Howley's Quay, Limerick, Ireland.
Telecom Engineering Services Limited	35%	Telecommunications Engineering Services	Unit 14, Cherry Orchard Industrial Estate, Dublin 10, Ireland.
Altion Limited	33%	Telecommunications Software Solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.
Buy4Now Limited	22%	E-commerce Software Developer	9 The Mall, Beacon Road, Sandyford Industrial Estate, Dublin 18, Ireland.

        Telecom Engineering Services Limited has a financial year ending 31 July.

29.   Employees

        The average number of persons employed by the Group during the year was as follows:—

	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
Fixed line network and other communications
Operations/Technical	6,452	5,700	5,335
Sales/Customer Support	3,221	2,871	2,439
Administration	665	558	532

	10,338	9,129	8,306
Mobile	191	—	—

Total	10,529	9,129	8,306

        During the financial years ended 31 March 2002, 31 March 2003 and 31 March 2004, the majority of employees were employed in Ireland.

30.   Pensions

        (a)   The Group's pension commitments are funded through separately administered Superannuation Schemes and are principally of a defined benefit nature. The total Group pension charge, including contributions, in respect of the year ended 31 March 2004 was €25 million (2003: €25 million; 2002: €26 million). In respect of the principal scheme, the contributions represent a rate of 8.2% of pensionable emoluments as advised by the Group's Actuaries.

        The last Actuarial Valuation of the principal scheme was carried out, using the attained age method, as at 31 March 2002, by Mercer Human Resource Consulting who are actuaries to the Scheme but are neither officers nor employees of the Group.

        The actuarial method used involved determining an appropriate future Group contribution rate designed to fund the projected liabilities of the Scheme related to service subsequent to 1 January 1984 over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial valuation was that the Scheme's investments will earn a real rate of investment return, over and above salary inflation and pension increases, of 2.5% per annum. At the date of the last actuarial valuation, the market value of the pension scheme assets was €2,065 million and the actuarial valuation of the assets attributable to the pension fund was sufficient to meet more than 100% of the value of the scheme's accrued liabilities making due allowance for future increases in salaries and pensions.

        The actuarial report is available for inspection by the members of the scheme at 114 St Stephen's Green West, Dublin 2. The actuarial report is not available for public inspection.

        (b)   The Irish Minister for Finance is responsible for meeting and discharging the liability of: (i) the pension costs of former staff of the Irish Department of Posts and Telegraphs who retired or died before the vesting Day (1 January 1984); (ii) costs in respect of the pension entitlements, related to pre-vesting day reckonable service, of staff who transferred to the Company from the Irish Civil Service. Such benefit payments are made from the eircom Number 2 Pension Fund which was established in March 1999 and received a contribution of €1,016 million from the Irish Minister for Finance in accordance with arrangements set out in the eircom Superannuation (Amendment) Scheme, 1999. However, the Irish Minister for Finance retains liability for these payments.

        (c)   Financial Reporting Standard ("FRS") 17 'Retirement Benefits' disclosures.

        An actuarial valuation of the principal Group scheme as at 31 March 2002, was updated at 31 March 2003 and 31 March 2004, for FRS 17 disclosure purposes, by a qualified independent actuary. The main financial assumptions used in the valuation were:

	31 March 2002	31 March 2003	31 March 2004
Rate of increase in salaries	4.00%	3.50%	3.50%
Rate of increase in pensions in payment	4.00%	3.50%	3.50%
Discount rate	6.10%	5.50%	5.00%
Inflation assumption	2.25%	2.25%	2.25%

        The assets in the scheme and the expected rate of return were:

	Long-term rate of return expected at 31 March 2002	Market value at 31 March 2002	Long-term rate of return expected at 31 March 2003	Market value at 31 March 2003	Long-term rate of return expected at 31 March 2004	Market value at 31 March 2004
		(in millions)		(in millions)		(in millions)
Equities	8.00%	€1,479	7.75%	€1,027	7.50%	€1,419
Bonds	5.00%	349	4.75%	294	4.50%	248
Cash	3.50%	98	3.00%	60	3.00%	67
Property	6.50%	240	6.25%	309	6.00%	334

		€2,166		€1,690		€2,068

        The following amounts at 31 March 2004, 31 March 2003 and 31 March 2002 were measured in accordance with the requirements of FRS 17:

	As at
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Total market value of assets	€2,166	€1,690	€2,068
Present value of scheme liabilities	(1,807)	(2,015)	(2,360)

Surplus/(Deficit) in the scheme	359	(325)	(292)
Related deferred tax (liability)/asset	(45)	41	36

Net pension asset/(liability)	€314	€(284)	€(256)

        If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserves at 31 March 2002, 31 March 2003 and 31 March 2004 would be as follows:

	As at
	31 March 2002	31 March 2003	31 March 2004
	(in millions)
Net assets excluding pension asset/(liability)	€1,326	€1,343	€1,024
Pension liability already recognised in financial statements (net of deferred taxation)	—	51	64
Net FRS 17 Pension asset/(liability)	314	(284)	(256)

Net assets including pension asset/(liability)	€1,640	€1,110	€832

Profit and loss reserves excluding pension asset/(liability)	€354	€383	€22
Pension liability already recognised in financial statements (net of deferred taxation)	—	51	64
Net FRS 17 Pension asset/(liability)	314	(284)	(256)

Profit and loss reserves including pension asset/(liability)	€668	€150	€(170)

        The following amounts would have been recognised in the performance statements for the year ended 31 March 2003 and 31 March 2004 under the requirements of FRS 17.

	Financial Year Ended
	31 March 2003	31 March 2004
	(in millions)
Operating profit
Current service costs	€36	€40
Past service costs	8	—

	€44	€40

Other finance income
Expected return on pension scheme assets	€154	€114
Interest on pension scheme liabilities	(112)	(111)

	€42	€3

Statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	€(623)	€292
Changes in assumptions underlying the present value of the scheme liabilities	(34)	(211)
Experience gains and losses arising on the pension scheme liabilities	(47)	(32)

Actuarial (loss)/gain recognised in the statement of total recognised gains and losses	€(704)	€49

Movement in surplus/(deficit) during the year
Surplus/(deficit) in scheme at beginning of year	€359	€(325)
Current service costs	(36)	(40)
Contributions paid	22	21
Past service costs	(8)	—
Other finance income	42	3
Actuarial (loss)/gain	(704)	49

Deficit in scheme at end of year	€(325)	€(292)

Experience gains and losses for the year
Difference between the expected returns and actual return on scheme assets	€(623)	€292
Percentage of scheme assets	(37% )	14%
Experience gains and losses on scheme liabilities	€(47)	€(32)
Percentage of the present value of scheme liabilities	(2% )	(1% )
Total recognised in statement of total recognised gains and losses	€(704)	€49
Percentage of the present value of scheme liabilities	(35% )	2%

        Only two years information is included in relation to the experience gains and losses as this represents all of the data available since the adoption of the transitional arrangements, under FRS 17, by the Group.

  Operating lease commitments

        At 31 March 2003 and 31 March 2004, the Group had annual commitments in respect of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years. The analysis of the Group's annual commitments is as follows:

	As at
	31 March 2003		31 March 2004
	Property	Vehicles, plant and equipment	Property	Vehicles, plant and equipment
	(in millions)
Annual commitments under non-cancellable operating lease expiring:
Within one year	€-	€1	€-	€1
Within two to five years	—	2	—	2
After five years	22	—	22	—

	€22	€3	€22	€3

31.   Contingent liabilities

  Regulatory Compliance Matters

        On 17 October 2002, the Commission for Communications Regulation ("ComReg"), the Irish Regulator for telecommunications, determined that the Group was not in compliance with its obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of the Group's discount schemes and published prices. No penalties were levied on the Group as a result of this review. By agreement with ComReg and at its direction, the Group put internal controls in place that the Group believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and eircom Limited's Statement of Compliance were submitted to ComReg on 30 January 2004. If ComReg concludes that the Group is not complying with its obligations, ComReg could begin an enforcement action. If the Group is found to be in violation of applicable laws and regulations, it may become subject to substantial criminal and civil penalties and fines.

        Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against the Group, seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. The Group submitted its defence on 26 January 2004. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs' alleged budget growth (€25 million) and loss of revenue on the plaintiffs' pricing (€5 million). The Directors do not believe that these figures represent damages which would be properly recoverable from the Group even if it had a liability to the plaintiffs, which is denied by the Group in the proceedings. The particulars also include further unquantified damages. The Directors intend to defend the proceedings vigorously.

  Demerger of the Eircell Mobile business

        Consequent on the Demerger of Eircell Limited in May 2001, the Group has given certain warranties and indemnities to Eircell 2000 plc and Vodafone Group plc, some of which are subject to various limitations. The Group has also given indemnities to Vodafone Group plc, unlimited in time and quantum, in relation to the efficacy of the Demerger. Except for certain warranties relating to taxation and the indemnities in relation to the efficacy of the Demerger (in respect of which the liability of the Group is unlimited in quantum), the liability of the Group for breach of the warranties is limited to €500 million. The Group has no liability in respect of claims under the warranties unless and until the amount of such claims, excluding claims which are for amounts less than €250,000 each, exceeds €25 million, in which event Vodafone Group plc are entitled to recover the full value of the claims including claims previously notified.

        eircom Limited has undertaken that it will not take any action, other than in the ordinary course of business, which would have the effect of reducing the net asset value of its assets below €200 million at any time up to 27 May 2005 without the prior consent of Vodafone Group plc.

        eircom Limited has covenanted that it will not, and will procure that no other member of its Group or person, firm or Company carrying on the fixed line business of eircom Limited in succession to eircom ("eircom Limited transferee") will not, for a period of three years following the completion of the Vodafone Offer (i.e. up to 13 May 2004), carry on any mobile telecommunications business in competition with the business conducted by Eircell Limited (now Lercie Limited) and its subsidiaries as at 21 December 2000 nor have any significant financial interest in such business.

        eircom Limited has agreed certain other indemnities in relation to costs and liabilities. The Directors are not aware of any such liabilities which would have a material effect on the Group's financial position.

  Exit From Golden Pages

        The Group has given certain warranties to Promedia GCV following the exit from Golden Pages. The liability period for non-tax warranties has expired. The Group has also given certain taxation indemnities and undertakings, which are generally subject to a cap of €10 million.

  Disposal of Cablelink

        The Group gave various tax and other warranties and indemnities to NTL Communications Corporation in connection with the disposal of its shareholding in Cablelink Limited in July 1999. The liability period for non-tax warranties has expired. Notice of any breach in respect of tax warranties must be given by 9 July 2006 and the Group's liability is capped at approximately €500 million.

  Other

        Other than disclosed above, a number of other lawsuits or claims arise in the normal course of business. While any litigation has an element of uncertainty, the directors believe that there were no other contingent liabilities which would have a material adverse effect on the Group's financial position.

        In the normal course of business, the Group has entered into contracts involving the exchange or purchase and sale of foreign currencies and various performance bonds. No material losses are expected in respect of these transactions other than losses for which provision has been made in the financial statements.

32.   Guarantees

  Senior Credit Facilities

        The Senior Credit Facility of Valentia Telecommunications, the Company's immediate parent company, consists of a €1.4 billion credit facility which has the benefit of guarantees of all amounts payable by a borrower under the terms of the Senior Credit Facility. The Senior Credit Facility and its related guarantees are secured, amongst other things, by a charge over the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

        The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom Limited. Valentia Telecommunications is the borrower of the €1.250 billion term loan facility and eircom Limited is a borrower under the €150 million revolving credit facility which is currently undrawn.

        The obligations of Valentia Telecommunications, eircom Limited and ITI under the Senior Credit Facility are guaranteed by Valentia Telecommunication, eircom Limited and ITI.

        Valentia Telecommunications has granted a security interest over substantially all of its assets, including a fixed charge over all estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; securities; intellectual property; insurance proceeds; debts, revenue and claims and accounts and a floating charge over all of its other undertakings and assets. In addition, the shares of eircom Limited have been charged in favour of Deutsche Bank AG London as security agent for the creditors under the previous Senior Credit Facility.

        eircom Limited and ITI have granted a security interest over substantially all of their assets, including a demise over their mortgaged property, fixed charges over all registerable mortgaged property; estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; shares and derivative assets; securities; intellectual property; insurance proceeds; debts, revenue and claims; rights from the local authority under covenants, agreements or statute and accounts and a floating charge over all of their other undertakings and assets.

  Senior Notes

        There is a full and unconditional guarantee of all amounts of Senior Notes payable. This is a senior, unsecured obligation by eircom Limited, ranking equally in right of payment with all existing and future unsecured senior indebtedness of eircom Limited.

  Senior Subordinated Notes

        Both Valentia Telecommunications and eircom Limited have guaranteed all amounts payable in respect of all Senior Subordinated Notes. The Valentia Telecommunications guarantee is an unsecured, senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of Valentia Telecommunications, including the Senior Credit Facility and the Senior Notes, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of Valentia Telecommunications. The eircom Limited guarantee of all amounts payable under the Senior Subordinated Notes is an unsecured senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Limited, including its obligation under the Senior Credit Facility, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of eircom Limited. In addition, eircom Group plc has also guaranteed on a subordinated basis all amounts payable in respect of all Senior Subordinated Notes. The eircom Group plc guarantee is a general, unsecured subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Group plc.

  Financial Assets

        In accordance with Section 17 of the Companies (Amendment) Act, 1986, the Group has guaranteed the liabilities of certain of its subsidiaries and, as a result, such subsidiaries have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. The Group has also guaranteed certain of the borrowings of various subsidiaries.

        The Group has guaranteed the liabilities of the following owned subsidiary undertakings and as a result they will annex the Group financial statements of the Group to their annual returns:—

        Eircable Limited, Eirtrade Services Limited, Lan Communications Limited, eircom (U.S.) Limited, eircom International Networks Limited, eircom Phonewatch Limited, eircom Holdings Limited, Eirtrade Limited, INET Limited, Telecom Eireann Information Systems Limited, Indigo Group Limited, Indigo Services Limited, GoFree Limited, eircom Property Sales Limited, Minitel Limited, Minicom Limited, eircom Retail Limited, eircom (Infonet Ireland) Limited, Continuous Communications Systems Limited, Lercie Limited, Employee Benefit Trust Limited, Barnwell Proporties Limited and Topsource Recruitment Limited.

33.   Capital Commitments

        Capital commitments of the Group, approved by the Board, amounted to €200 million (2003: €207 million) of which €29 million (2003: €17 million) was contracted for by the Group at 31 March 2004.

34.   Related Party Transactions

        The Company has availed of the exemption contained in Financial Reporting Standard ("FRS") 8 "Related Party Disclosures" in respect of subsidiaries, 90 per cent or more of whose voting rights are controlled within a Group. Consequently the financial statements do not include disclosure of transactions with entities in the eircom Group plc group.

        Included in the results and net assets for the financial year ended 31 March 2002 are proceeds, costs and expenses which arise from transactions between the Group and its former Strategic Alliance Partners. Such transactions comprise sales and purchases of goods and services in the normal course of business and amounts received in respect of waiver of certain obligations and in total amounted to payments to Strategic Alliance Partners of €9.2 million and payments from Strategic Alliance Partners of €23.6 million.

        During the year ended 31 March 2003, A&L Goodbody solicitors, a partnership that Paul Carroll, a director of Valentia Telecommunications and eircom Group plc up to 18 March 2004, is a partner of, provided legal services to the Group. The total fees in respect of these services amounted to €3.3 million. All of these costs were expensed in the year in the profit and loss account.

35.   Ultimate Parent Company

        eircom Group plc, incorporated in the United Kingdom, is the ultimate parent company and controlling party. The immediate parent company is Valentia Telecommunications, an unlimited public company incorporated in Ireland. The smallest Group of undertakings for which Group financial statements are drawn up of which the Company is a member is that headed by Valentia Telecommunications. The largest Group of undertakings for which Group financial statements are drawn up of which the Company is a member is eircom Group plc. Copies of the Group financial statements of eircom Group plc are available at 114 St Stephen's Green West, Dublin 2.

36.   Reconciliation to United States Generally Accepted Accounting Principles

        The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP").

        In particular under U.S. GAAP, a purchase transaction that results in an entity becoming substantially wholly owned establishes a new basis of accounting, which should be recorded in the separate financial statements of the acquired company by applying "push down" accounting. This application of push down accounting represents the termination of the old accounting entity and the creation of a new one. Since 100% of eircom Limited was acquired by Valentia Telecommunications on 2 November 2001, Valentia Telecommunication's basis of accounting in the assets and liabilities of eircom Limited has been pushed down into the separate financial statements of eircom Limited for the purposes of U.S. GAAP. Accordingly, the income statement and statement of cash flows under U.S. GAAP have been separated into separate periods representing the period prior to acquisition by Valentia Telecommunications, the "predecessor" period and the period after the acquisition by Valentia Telecommunications, the "successor" period. Net loss for the year ended 31 March 2002 of €82 million under Irish GAAP consists of a net loss of €158 million in the financial period from 1 April 2001 to 1 November 2001 and net profit of €76 million in the financial period from 2 November 2001 to 31 March 2002. Under Irish GAAP, push down accounting is not applied. See note 36(a) for further information.

        This difference, along with other differences, are described below together, where appropriate, with an explanation of the method used to determine the adjustments to net (loss)/profit attributable to Group shareholders for the financial period from 1 April 2001 to 1 November 2001 (predecessor), the financial period from 2 November 2001 to 31 March 2002 (successor), the financial year ended 31 March 2003 (successor) and the financial year ended 31 March 2004 (successor) and shareholders' equity as at 31 March 2003 (successor) and 2004 (successor).

        The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net (loss)/profit attributable to Group shareholders amount and the equity shareholders'

funds amount under Irish GAAP to the amounts which would have been reported had U.S. GAAP been applied.

		Predecessor	Successor
	Notes	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
		(in millions)
Reconciliation of net income:
Net (loss)/profit attributable to Group shareholders (equity and non-equity) under Irish GAAP	(p)	€(158)	€76	€320	€245
U.S. GAAP adjustments:
Tangible fixed assets	(a)	—	(38)	(77)	(71)
Intangible assets	(a)	—	(10)	(18)	(11)
Revenue	(b)	9	(7)	(9)	(4)
Revaluations	(c)	11	—	—	3
Provisions for restructuring and transformation costs	(d)	(31)	(17)	(94)	(60)
Provision for exit from certain international and multimedia activities	(e)	(5)	(4)	1	—
Pensions costs	(f)	30	10	20	(38)
Derivative financial instruments	(g)	(2)	3	(3)	—
Annuity scheme	(h)	(36)	—	36	—
Debt issue costs	(i)	—	(3)	(7)	(69)
Interest expense	(i)	—	(48)	(144)	(158)
ESOT Trust	(j)	(178)	—	(99)	(92)
Capitalised interest costs	(k)	1	5	5	3
Indefeasible rights to use (IRU)	(l)	1	1	1	1
Exit of Golden Pages Limited	(m)	—	—	(133)	—
Impairment of long-lived assets	(n)	21	—	15	5
Share options	(o)	—	—	—	(7)
Deferred taxes on U.S. GAAP adjustments		19	(7)	41	41

Net loss under U.S. GAAP attributable to ordinary shareholders		€(318)	€(39)	€(145)	€(212)

U.S. GAAP net loss consists of (loss)/profit from:
Continuing operations		€(272)	€(44)	€(140)	€(212)
Discontinued operations		(46)	5	(5)	—

Net loss		€(318)	€(39)	€(145)	€(212)

Operating (loss)/profit from continuing operations		€(317)	€25	€(42)	€12

		Successor
		As at
	Notes	31 March 2003	31 March 2004
		(in millions)
Reconciliation of shareholders' equity:
Shareholders' funds under Irish GAAP		€1,343	€1,024
U.S. GAAP adjustments:
Goodwill	(a)	495	492
Intangible assets	(a)	172	161
Tangible fixed assets	(a)	628	557
Revenue	(b)	(16)	(20)
Revaluations	(c)	(7)	(58)
Provisions for restructuring and transformation costs	(d)	68	8
Pensions costs	(f)	192	154
Debt issue costs	(i)	44	49
Interest expense	(i)	—	(14)
Valentia debt	(i)	(2,125)	(2,310)
Capitalised interest costs	(k)	10	13
Indefeasible rights to use (IRU)	(l)	(25)	(24)
Impairment of long-lived assets	(n)	15	20
Deferred taxes on U.S. GAAP adjustments		(127)	(104)

Shareholders' equity under U.S. GAAP		€667	€(52)

(a)
'Push Down' of Purchase Accounting Adjustments

  Predecessor Period

  Goodwill

        In the consolidated financial statements prepared in accordance with Irish GAAP, goodwill arising on the acquisition of a subsidiary or associated undertaking arising before 3 April 1998 remains eliminated against reserves. Financial Reporting Standard ("FRS") 10 "Goodwill and Intangible Assets", which applies to accounting periods ended on or after 23 December 1998 requires capitalisation and amortisation of goodwill over its estimated economic life. As permitted by FRS 10 the Group elected to apply its requirement prospectively.

        Under U.S. GAAP, prior to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill of the Group was capitalised as an intangible fixed asset or, in the case of associated undertakings, recorded as part of the carrying value of the associated undertaking and amortised against net income over its economic life. Additionally under U.S. GAAP, pre-existing goodwill recorded on the books of eircom Limited prior to its acquisition by Valentia Telecommunications has not been recorded as a separate asset in the successor period.

  Intangible Assets

        In the predecessor periods, under Irish GAAP, the eircom Group recorded an expense relating to a license to operate its mobile communications services, which the Group was obligated to obtain from the Irish Government, as a result of the Government's decision to liberalise the mobile communications market in Ireland. Under Irish GAAP, the cost of the license was prudently expensed as incurred. Under U.S. GAAP the cost of the license was recorded as an intangible non-current fixed asset and amortised over the term of the license of 15 years. Additionally, on 1 January 2000, the eircom Group purchased a second mobile license for €7.2 million which was charged to expense under Irish GAAP.

The license was capitalised for U.S. GAAP and was amortised over the term of the license of 11 years. As the eircom Group disposed of its mobile communications operation in May 2001, these licenses are effectively disposed of at that date.

  Successor Period

  Goodwill and Intangible Assets

        On 2 November 2001, eircom Limited was acquired by Valentia Telecommunications. Under Irish GAAP, Valentia Telecommunication's basis in eircom Limited upon the acquisition has not been "pushed down" into the separate financial statements of eircom Limited. Under U.S. GAAP, since Valentia Telecommunications acquired 100% of eircom, Valentia Telecommunication's basis in eircom Limited is pushed down into the eircom Limited financial statements effective 2 November 2001.

        Under U.S. GAAP, SFAS No. 141 "Business Combinations" applies, which addresses the accounting and reporting for all business combinations initiated after 30 June 2001. SFAS No. 141 requires that the cost of an investment is assigned to assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In addition, SFAS No. 141 requires that an intangible asset must be separately identified and recognised apart from goodwill, and disclosed accordingly. An intangible asset should be recognised apart from goodwill if it arises from contractual or other legal rights, or if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed or exchanged. The results of acquisition accounting (i.e. the step-up or step-down to fair market value and the recording of goodwill) must be allocated (i.e. pushed down) to the respective reporting units to which it relates. For U.S. GAAP purposes, the fair values have been assigned to certain intangible assets as shown in the table below. These intangible assets would not be recognised for Irish GAAP purposes since they do not meet the criteria for recognition required by FRS 10.

        Effective 1 April 2002, under U.S. GAAP, the eircom Group adopted SFAS No. 142, which established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition, as well as how they are to be accounted for after they have been initially recognised in the financial statements. As a result of the adoption of this standard, the Group will not amortise goodwill, rather, they will test it for impairment on an annual basis based on a fair value approach. Additionally under SFAS No. 142, since the acquisition of the Group by Valentia Telecommunications was after 30 June 2001, goodwill has not been amortised for periods after 2 November 2001 (the acquisition date). Upon adoption of this standard, the Group completed a transitional impairment test for its goodwill and intangible assets and determined that there were no impairments to be recorded. The Group also completed its annual impairment test for its goodwill and indefinite-lived intangible assets as at 31 March 2004 and determined that there was no impairment to be recorded.

        The following table represents the push down of Valentia Telecommunication's basis in the net assets of eircom Limited acquired in accordance with U.S. GAAP:

	Notes	(in millions)
Push down of fair value adjustments for Valentia Telecommunication's basis in eircom Limited under Irish GAAP
Tangible fixed assets	(i)	€715
Pension	(ii)	208
Creditors and accruals	(iii)	(36)
Provisions for liabilities and charges	(iv)	(22)
Net assets of Golden Pages	(v)	133
Push down of additional fair value adjustments for Valentia Telecommunication's basis in eircom Limited under U.S. GAAP
Goodwill		492
Regulatory assets	(vi)	13
Customer base	(vi)	105
Trade name/trademark	(vi)	82
Pensions	(vii)	(46)
Restructuring and redundancy costs not recognised	(viii)	182
Indefeasible rights to use	(ix)	(27)
Deferred taxes on U.S. GAAP and Irish GAAP fair value adjustments	(x)	(133)

        The Irish GAAP fair value adjustments recorded by Valentia Telecommunications upon the acquisition of eircom Limited, which are pushed down to the separate financial statements of eircom Limited, represent the following:

  (i)
  Adjustment to reflect tangible fixed assets at their fair value being:

  •
  Open market value for Land & Building following valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at 1 December 2001.

  •
  Depreciated replacement cost for Network, Plant and Equipment.

  (ii)
  Pension surplus under Irish GAAP arising from actuarial review.

  (iii)
  Recognition of annuity commitment.

  (iv)
  Deferred taxation provision on (ii) and (iii) above.

  (v)
  Recognises the estimated fair value of Golden Pages Limited, acquired as part of the eircom Group, which was subsequently exited in May 2002. See note 36 (m).

  (vi)
  The intangible regulatory asset and customer base are being amortised over 1 and 10 years respectively. The trademark has an indefinite life and is not being amortised.

  (vii)
  Under Irish GAAP, pensions were valued on an actuarial basis at the date of acquisition. Under U.S. GAAP, the projected benefit obligation and the fair value of plan assets were remeasured at the date of acquisition and the resulting net prepaid pension asset was recorded.

  (viii)
  Under Irish GAAP, at the date of acquisition, eircom Limited has recorded provisions for certain voluntary redundancy schemes and other transformation costs based on the fact that a legal or constructive obligation exists and the amount can be reasonably estimated. Under U.S. GAAP, this liability would not be recognised at the date of acquisition since they would not be recognised under either SFAS No. 88 "Employers' Accounting for Settlement and

    Curtailment of Defined Benefits" (SFAS No. 88"), or EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EIFT 95-3"). See note 36 (d).

  (ix)
  Under Irish GAAP, eircom Limited recorded a liability for its obligations related to the service portion of IRU contracts to purchase and sell capacity. Under U.S. GAAP, since the entire IRU contract has been accounted for as a service contract, eircom Limited has recorded a liability based on the fair value of the Group's legal obligation associated with the entire contract. See note 36 (l).

  (x)
  Under Irish GAAP, deferred taxes are not provided with respect to fair value adjustments made to record Valentia Telecommunication's basis in the assets acquired. Under U.S. GAAP, deferred taxes related to fair value adjustments must be provided.

(b)
Revenue Recognition

        Under Irish GAAP, the Group recognises the revenue related to connection fees at the time the service is provided. Under U.S. GAAP, the connection fees are recognised over the average customer life of three to seven years. Expenses, where exceeding revenue, are only deferred to the extent of revenue.

        "Staff Accounting Bulletin No. 101" ("SAB 101") provides guidance on revenue recognition under U.S. GAAP. Amongst other items, SAB 101 addresses the timing of revenue recognition relating to non-refundable, up-front fees. The Group performs a detailed analysis of their connection fees and associated expenses accordingly.

(c)
Revaluations

        In accordance with Irish GAAP, the Group's consolidated financial statements are prepared in accordance with the historical cost convention, except that property is periodically restated on the basis of appraised values. Subsequent depreciation is computed on the revalued amounts. Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Under U.S. GAAP depreciation charges would have been €3 million lower, for the financial year ended 31 March 2004, since the assets, after taking account of push-down adjustments, would have a lower depreciable base.

        Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Adjustment of the amounts reported under Irish GAAP for property to the amounts reportable under U.S. GAAP would result in a reduction of the book value of tangible assets of €7 million and €58 million as at 31 March 2003 and 31 March 2004 respectively.

(d)
Provisions for Restructuring and Transformation Costs

        Under Irish GAAP, the Group has recorded provisions for a fundamental restructuring and certain voluntary redundancy schemes in respect of staff restructuring and other aspects of its business transformation which are in the course of implementation, when a legal or constructive obligation exists, and the amount can be reasonably estimated.

        Under U.S. GAAP, costs related to voluntary early retirement and severance schemes are accounted for in accordance with SFAS No. 88. Generally the timing of expense recognition differs between Irish GAAP and U.S. GAAP because, under Irish GAAP, a constructive obligation is deemed to exist when the Group agrees to accept and discharge responsibility under the terms of voluntary early retirement and severance schemes with the employees and their unions. U.S. GAAP requires that the individual employees have accepted the offer to retire or to participate in severance programs before the expense is recognised.

        The following table reconciles the movement in the staff restructuring provisions as presented under Irish GAAP to the amounts presented under U.S. GAAP (see note 22):

	Staff restructuring provision under Irish GAAP	Adjustment	Staff restructuring provision under U.S. GAAP
	(in millions)
As at 1 April 2001 (predecessor)	€201	€(201)	€—
Utilised	(32)	—	(32)
Charged to the consolidated profit and loss account	1	31	32

As at 1 November 2001 (predecessor)	€170	€(170)	€—

As at 2 November 2001 (successor)	€170	€(170)	€—
Utilised	(17)	—	(17)
Charged to the consolidated profit and loss account	—	17	17

As at 31 March 2002	153	(153)	—

Utilised	(83)	—	(83)
Charged to the consolidated profit and loss account	11	94	105
Transfer from accruals	36	—	36
Transfer from provision for exit from certain international and multimedia activities	9	(9)	—

As at 31 March 2003	126	(68)	58

Utilised	(45)	—	(45)
(Credited)/charged to the consolidated profit and loss account	(1)	60	59

As at 31 March 2004	€80	€(8)	€72

        (e)   Provision for exit from certain international and multimedia activities

        Under Irish GAAP, the Group has recorded provisions for the exit from certain international and multimedia activities as part of its business transformation, which are in the course of implementation when a legal or constructive obligation exists, and the amount can be reasonably estimated.

        Under U.S. GAAP, these transformation costs, which mainly relate to involuntary contract termination and voluntary staff exit costs, do not qualify as exit costs based on guidance provided by the Emerging Issues Task Force Consensus 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (including certain costs incurred in a restructuring" ("EITF 94-3"). Certain costs related to warranties accrued under Irish GAAP, as a result of discontinuing certain activities, do qualify for accrual under EITF 94-3.

        The following table reconciles the movement in the provision for exit from certain international and multimedia activities as presented under Irish GAAP to the amounts presented under U.S. GAAP (see note 22):

	Provisions for exit from certain international and multimedia activities under Irish GAAP	Adjustment	Provisions for exit from certain international and multimedia activities under U.S. GAAP
	(in millions)
As at 1 April 2001 (predecessor)	€23	€(17)	€6
Utilised	(10)	—	(10)
Charged to the consolidated profit and loss account	3	5	8

As at 1 November 2001 (predecessor)	€16	€(12)	€4

As at 2 November 2001 (successor)	€16	€(12)	€4
Utilised	(5)	—	(5)
Charged to the consolidated profit and loss account	—	4	4

As at 31 March 2002	11	(8)	3

Utilised	(2)	—	(2)
Charged/(credited) to the consolidated profit and loss account	—	(1)	(1)
Transfer to provision for restructuring and transformation	(9)	9	—

As at 31 March 2003 and 2004	€—	€—	€—

        (f)    Pension Costs

        Under Irish GAAP, pension costs are determined in accordance with Statement of Standard Accounting Practice No. 24, "Accounting for Pension Costs" and costs are expensed over employees' working lives Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87, "Employers Accounting for Pensions" ("SFAS No. 87") and SFAS No. 88. In accordance with the requirements of U.S. GAAP, the Group performs annual pension valuations. Differences between the amounts under Irish GAAP and U.S. GAAP arise from the requirement to use different actuarial methods and assumptions and the method of amortising surpluses or deficits.

        (g)   Derivative Financial Instruments

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This Statement became effective for the Group on 1 April 2001 and establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all freestanding and many embedded derivatives on the balance sheet at their fair value, regardless of any hedging relationship designation. Derivative instruments must be classified as hedging transactions (either fair-value hedges, cash flow hedges or net investment hedges in a foreign operation) or non-hedging transactions, and the accounting treatment of derivative instruments and hedged items depends on this classification. Changes in the fair value of derivative instruments that do not qualify for, or are not designated in, hedging relationships are recognised immediately in current period earnings when they occur.

        Initial application of SFAS No. 133

        On 1 April 2001, the Group recognised all freestanding derivative instruments as either separate assets or liabilities and measured them at their fair value. In accordance with the transition provisions of SFAS No. 133, this resulted in the recording of an asset of €4 million in other assets and a corresponding offsetting adjustment of €4 million to the designated hedged item resulting from the economic hedging relationship existing prior to the adoption of SFAS No. 133.

        Post-transition-date accounting under SFAS No. 133

        The Group elected not to designate any of its derivative financial instruments in hedging relationships as defined by SFAS No. 133. Accordingly, for U.S. GAAP purposes the Group recognises changes in the fair value of derivative financial instruments through current earnings.

        (h)   Annuity Scheme

        The Group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or in an annuity to be paid out over a period of ten years. Under Irish GAAP, prior to 2 November 2001, the Group recorded a liability at the date that an employee elected to receive the annuity, which represented a net amount consisting of the estimated present value of the fixed payment stream due to the employee less the value of the assets set aside to fund the liability, taking account of the expected future return on those assets being invested for the period. Subsequently, due to the continued downturn in equity markets, the Group changed the way it estimated the net liability and calculated it as the net of the present value of the fixed payment stream due to employees and the fair value of the assets set aside to fund the payment stream on the balance sheet date. Under U.S. GAAP, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The assets have been classified as trading securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", with all unrealised gains or losses recorded through current earnings as a restructuring charge. As a result, a U.S. GAAP adjustment is recorded to measure the assets at their fair value.

        The annuity scheme liability and the fair value of the assets set aside to fund the liability were €141 million and €83 million at 31 March 2003, and €155 million and €83 million at 31 March 2004, respectively.

        (i)    Debt and Related Debt Issue Costs and Interest Expense

        Under U.S. GAAP, in addition to the push down of Valentia Telecommunication's purchase accounting adjustments which reflect Valentia Telecommunication's basis in eircom Limited, the debt incurred to fund the acquisition plus debt issuance costs and related interest expense is also pushed down since eircom Limited is an additional borrower and guarantor of the €1.4 billion debt facility of Valentia Telecommunications and an additional guarantor under the Senior Notes and Senior Subordinated Notes issued by Valentia Telecommunications and eircom Funding.

        Under Irish GAAP, these amounts are not reflected in the separate financial statements of eircom Limited.

        (j)    ESOT Trust

        On 1 April 1999, the Telecom Employee Share Ownership Trust ("ESOT") was established for the benefit of eligible employees of the Group. The ESOT was funded by a combination of third party loans, loans from the Group and contributions of shares by the Group.

        The net assets of the Trust were divided into approximately 329 million units. The units were allocated to employees, subject to a minimum period of twelve months of qualifying employment with the Group, who had entered into contracts of participation with the ESOT. Employees that ceased to be employed by the Group retained their right to the units allocated before the termination of their service. Each eligible employee was allocated the same number of units (pro rated if the service period is less than 5 years at 1 November 2003). The units of the ESOT have been allocated to eligible employees through eleven notional allocations over a five year period ending 1 November 2003.

        For purposes of U.S. GAAP, the ESOT is accounted for by eircom Group plc, the parent company of eircom, in accordance with AICPA Statement of Position "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). Accordingly, compensation expense equal to the average fair value of the Trust units allocated during the period that the employees earn the allocation is recorded by eircom Group plc. For the purposes of these financial statements, compensation expense for the allocation related to the employees of eircom has been pushed down from eircom Group plc with an offsetting amount recorded as a contribution of capital.

        Trust units allocated to employees of eircom totalled 59.9 million, nil, 60.0 million and 60.7 million in the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004 respectively. As of 1 November 2003, since all units of the trust have been allocated, there will be no further compensation charges related to the allocation of shares by the ESOT.

        Under Irish GAAP, the lump sum payment in respect of establishing the Trust of €127 million, paid to the ESOT by the Group, was expensed in the consolidated profit and loss account of the Group in the financial year ended 1 April 1999. No further expense arises under Irish GAAP.

        (k)   Capitalised Interest Costs

        Under Irish GAAP, the Group does not capitalise interest. Under U.S. GAAP, in accordance with the provisions of SFAS 34, "Capitalisation of Interest Costs", the estimated amount of interest incurred while constructing major capital projects is required to be capitalised and depreciated over the lives of the related assets, resulting in an increase of the Group's non-current assets under U.S. GAAP. The amount of interest capitalised is determined by reference to the weighted average interest rates on outstanding borrowings.

        The U.S. GAAP adjustments resulted in cumulative gross capitalised interest of €12 million and €19 million and accumulated amortisation of €2 million and €6 million as at 31 March 2003 and 31 March 2004, respectively. Interest recognised amounted to €10 million, €5 million, €7 million and €6 million and amortisation amounted to €9 million, €nil, €2 million and €3 million for the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004, respectively.

        (l)    Indefeasible Rights to Use

        During the financial period from 1 April 2001 to 1 November 2001, the Company entered into indefeasible rights to use ("IRU") contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under Irish GAAP, the income associated with the service portion of the sales contract is being recognised over a seven-year period, and the remaining IRU income was recognised when the contract was entered into. Under U.S. GAAP the sales contracts were accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period. Under Irish GAAP, the purchase contracts have been accounted for as a capital asset depreciated over a seven-year period. Under U.S. GAAP the purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight line basis as rent expense over a seven year period.

        (m)  Exit of Golden Pages Limited

        Under Irish GAAP, eircom Limited recognised a gain upon exit of its discontinued operations. For the purposes of these financial statements under U.S. GAAP, the step-up to the fair value of the net assets of Golden Pages Limited recorded by Valentia Telecommunications has been pushed down to eircom Limited. As a result, there was an after-tax-loss recognised upon the exit of Golden Pages under U.S. GAAP of €(5) million.

        The net assets of Golden Pages Limited, at the exit date consisted of the following:

As at 2 May 2002
(in millions)
Tangible Assets	€10
Intangible Assets	139
Stocks	9
Debtors	4
Cash	12
Creditors	(9)
Minority Interest	(10)

Net assets	€155

        (n)   Impairment of Long-Lived Assets

        Under Irish GAAP, the Group recognised impairments for certain assets based on results of revaluations and other factors including a review of discounted future cash flows where appropriate. Under SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", ("SFAS No. 144"), an asset is considered to be impaired when its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The undiscounted cash flows include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Under Irish GAAP the Group also recognised impairment losses arising from revaluations of land and buildings where the revalued amount of a fixed asset is below the carrying value of the fixed asset. To the extent that the revalued amount of the fixed assets are below the historical cost, the impairment charge is recognised in the profit and loss account under Irish GAAP. For certain long-lived assets impaired by the Group, under Irish GAAP, the sum of the undiscounted cash flows directly associated with the assets exceeded their carrying value. Thus the criteria for impairment under SFAS No. 144 were not met and a portion of the impairment expense recognised under Irish GAAP was added back to net income for U.S. GAAP purposes.

        During the financial period from 1 April 2001 to 1 November 2001 the Group noted changes in circumstances and business climate affecting duct assets in Northern Ireland and international capacity that were indicative of a potential impairment. Specifically, the Group noted significant over capacity in the international telecommunications market in which the Group operates. As a result, the Group undertook an assessment of the recoverability of the carrying value of these assets. In this assessment, the Group examined separate undiscounted expected future cash flows resulting from these assets over their remaining useful lives which indicated an aggregate net negative cash flow for the period. These forecasts represented management's best estimates of future results of the forecast period. Based on the projected negative cash flows for these assets over their remaining useful lives, the Group recorded an impairment charge during the financial period from 1 April 2001 to 1 November 2001 of €28 million under both Irish GAAP and U.S. GAAP, to reduce the carrying value of the assets to their recoverable value of zero.

        During the financial year ended 31 March 2004 the Group noted changes in circumstances and business climate affecting Global Crossing and Gemini International Cables that were indicative of a potential impairment. Specifically, the Group noted significant over capacity in the international telecommunications market in which the Group operates. As a result, the Group undertook an assessment of the recoverability of the carrying value of these assets. In this assessment, the Group examined separate undiscounted expected future cash flows resulting from these assets over their remaining useful lives, which indicated an aggregate net negative cash flow for the period. These forecasts represented management's best estimates of future results of the forecast period. Based on the projected negative cash flows for these assets over their remaining useful lives, the Group recorded an impairment charge during the financial year ended 31 March 2004 of €9 million under both Irish GAAP and U.S. GAAP, to reduce the carrying value of the assets to their recoverable value of zero.

        During the financial years ended 31 March 2003 and 31 March 2004 the Group recognised impairment charges in respect of land & buildings of €15 million and €5 million, respectively, where the revalued amount was below the historical cost of the relevant fixed assets. Under U.S. GAAP the sum of the undiscounted cash flows directly associated with the assets exceeded their carrying value. Thus, the criteria for impairment under SFAS No. 144 were not met, and the impairment expense recognised under Irish GAAP was added back to net income for U.S. GAAP purposes.

        (o)   Share Options

        Under Irish GAAP, the Group has not recognised compensation expense for share based compensation in the financial statements of eircom Limited. Under U.S. GAAP, in accordance with the guidance in FIN 44, "Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25" ("FIN 44") the accounting for eircom Group plc's share-based compensation has been "pushed down" to the financial statements of eircom Limited.

        Under Irish GAAP, eircom Group plc has recognised compensation expense on share option grants where the exercise price is below the market price of the underlying share on the date of grant. This expense is recognised over the vesting period of the option. Additionally, eircom Group plc has recognised compensation expense for share awards under the Key Executive Share Award Plan in full at the date of grant for the full fair value of the share award.

        Under U.S. GAAP, where options are granted over junior stock, compensation expense is not recognised until the transferability restrictions on the underlying junior stock lapse. At the Admission date (24 March 2004), the transferability restrictions on the junior stock lapsed and compensation expense was recognised for outstanding junior stock awards and for option awards over junior stock for the difference between the Admission price and the exercise price of the option (see note 37 (g)).

        Under U.S. GAAP compensation expense for awards under the Key Executive Share Award Plan for the fair value of the share award on the date of grant is recognised over the two-year vesting period (see note 37 (g)).

        (p)   Income Statement

        Under Irish GAAP exceptional items are items which are derived from events or transactions which individually, or if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Additionally some of these exceptional charges under Irish GAAP are included after operating profit if certain criteria are met. Under U.S. GAAP only items which are considered unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as "extraordinary" items under U.S. GAAP. Under U.S. GAAP, extraordinary items are presented below income before extraordinary items in the statement of profit and loss. Under U.S. GAAP, restructuring charges, fixed asset impairments, gains and losses on disposals, and other charges, disclosed as exceptional expenses under Irish GAAP, do not meet the criteria for presentation as extraordinary items under U.S. GAAP. Additionally, under U.S. GAAP these exceptional expenses would be separated between continuing and discontinued operations.

        Under Irish GAAP, the Group elects to present "gross profit" in its consolidated profit and loss account, which is calculated as turnover minus cost of sales. Under Irish GAAP, the Group elects to include only costs relating to payments to other carriers, commissions and the cost of customers' premises equipment in cost of sales.

        Under U.S. GAAP, the presentation of cost of sales and gross profit on the basis used under Irish GAAP is not appropriate, as not all direct costs incurred to generate turnover are included in cost of sales, such as a portion of depreciation, amortisation, provisions for doubtful accounts and net staff costs.

        A summary of the Group's income statements, as calculated under Irish GAAP and classified in accordance with U.S. GAAP, follows:

	Predecessor	Successor
	Financial Period from 1 April 2001 until 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Sales	€1,068	€717	€1,682	€1,628
Cost of sales	(930)	(545)	(1,277)	(1,171)

Gross profit	138	172	405	457
Operating expenses
Selling, general and administration costs	(332)	(73)	(225)	(170)

(Expenses)/income from operations	(194)	99	180	287
Other income/(expenses)
Interest income	10	3	25	4
Interest expense	(17)	(7)	(15)	(6)
Gain on disposal of fixed assets	2	—	2	—
Gain on exit from business divisions	—	—	175	(1)

Other income/(expenses) net	(5)	(4)	187	(3)
Income before income taxes and minority interest	(199)	95	367	284
Minority interest	(2)	(17)	—	—
Income taxes	43	(2)	(47)	(39)

Net (loss)/profit	€(158)	€76	€320	€245

        (q)   Certain Leasing Transactions

        The Group entered into certain lease transactions whereby assets were leased or sold and leased back from the purchaser. In conjunction with each lease transaction the Group entered into arrangements with third party financial institutions whereby the Group maintains deposits and other financial assets in return for their undertaking to pay the Group's lease payment obligations to the lessor, including the repurchase of the assets. Under Irish GAAP and U.S. GAAP, these leases are accounted for as finance leases (capital leases as defined under SFAS No. 13, "Accounting for Leases"). Under Irish GAAP, as the Group's lease obligations are fully defeased from the inception of the leases, the deposits and related lease obligations are not recognised as separate assets and liabilities of the Group. Accordingly, the Group records no asset for the deposits and shows no liability for the lease obligations in its consolidated balance sheet. Under U.S. GAAP, the outstanding lease obligations to the lessor would not be regarded as defeased by the deposit held by the third party financial institution, since no legal right of offset exists. As a result, total assets and liabilities as at 31 March 2003 and 31 March 2004, are higher under U.S. GAAP by €200 million and €146 million, respectively.

37.   Additional Disclosure Requirements Under U.S. GAAP

        (a)   Employee Benefit Plans

  Defined Benefit Plans

        For purposes of the U.S. GAAP reconciliation, the Group adopted the provisions of SFAS No. 87, amended by SFAS No. 132 "Employer's Disclosures about Pensions and Other Post Retirement Benefits, an amendment of FASB Statements No 87, 88 and 106". The following table provides the components of net periodic pension costs under U.S. GAAP:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Service costs	€21,571	€16,353	€35,911	€41,462
Interest costs	55,686	42,693	112,061	110,588
Expected return on plan assets	(85,197)	(59,735)	(154,124)	(113,960)
Amortisation of transition assets	(1,706)	—	—	—
Amortisation of prior service costs	1,888	—	—	—
Amortisation of experience	(10,008)	—	—	20,982
Special termination benefits	—	—	7,954	—

Net periodic benefit (credit)/cost recognised in accordance with U.S. GAAP	€(17,766)	€(689)	€1,802	€59,072

        The accumulated benefit obligation was €1,345 million and €1,594 million as at 31 March 2003 and 31 March 2004 respectively.

        The charge for special termination benefits is the result of the Group's early retirement schemes, which provide eligible employees with the opportunity to retire early, resulting in additional pension costs.

        The following table provides details about the weighted-average assumptions used to calculate the pension costs during the periods ending:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
Discount rate	6.0%	5.5%	6.1%	5.5%
Expected return on plan assets	7.0%	7.0%	7.1%	6.8%
Rate of compensation and pension increase	4.0%	3.5%	4.0%	3.5%

        The following table provides details about the weighted-average assumptions used to calculate the pension obligation as of:

	31 March 2003	31 March 2004
Discount rate	5.5%	5.0%
Rate of compensation and pension increase	3.5%	3.5%

        The dates used to determine pension movements under U.S. GAAP were 31 March 2002, 31 March 2003 and 31 March 2004.

        The following table presents changes in benefit obligation, changes in plan assets and a reconciliation to amounts recorded in accordance with U.S. GAAP:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Changes in benefit obligation:
Benefit obligation at the beginning of the period	€1,593,372	€1,863,396	€1,807,314	€2,014,305
Service cost	21,571	16,353	35,911	41,462
Interest cost	55,686	42,693	112,061	110,588
Plan participants' contributions	10,576	7,554	17,948	17,099
Actuarial losses/(gains)	186,886	(94,883)	81,347	242,718
Benefits paid	(37,519)	(27,712)	(62,254)	(65,799)
Other contributions	32,824	26,854	14,024	—
Divestitures	—	(26,941)	—	—
Special termination benefits	—	—	7,954	—

Benefit obligations at the end of the period	€1,863,396	€1,807,314	€2,014,305	€2,360,373

	Predecessor	Successor
	Financial Period from 1 April 2001 to November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Changes in plan assets:
Fair value of plan assets at the beginning of the period	€2,077,409	€2,025,000	€2,166,462	€1,689,775
Actual return on plan assets	(71,257)	152,444	(468,282)	405,977
Group's contribution	12,967	9,263	21,877	21,433
Plan participants' contribution	10,576	7,554	17,948	17,099
Benefits paid	(37,519)	(27,712)	(62,254)	(65,799)
Other contributions	32,824	26,854	14,024	—
Divestitures	—	(26,941)	—	—

Fair value of plan assets at the end of the period	€2,025,000	€2,166,462	€1,689,775	€2,068,485

	Financial Year Ended
	31 March 2003	31 March 2004
	(in thousands)
Funded status:
Funded status	€(324,530)	€(291,888)
Unrecognised actuarial losses	516,163	445,882

Prepaid benefit cost under U.S. GAAP	€191,633	€153,994

        The pension plan weighted-average asset allocations by asset category are as follows:

	Financial Year Ended
	31 March 2003	31 March 2004
Asset Category
Equity securities	61%	68%
Debt securities	17%	12%
Real estate	18%	16%
Other	4%	4%

Total	100%	100%

        The Trustees of the pension plan approve the target asset allocation as well as deviation limits. The objective of the investment activities is to maximise investment return within an acceptable level of risk, taking into consideration the liabilities of the main pension scheme.

        The assumption for the expected return in scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on other asset classes reflect consensus economic forecasts of future returns.

        The expected rates of return are included in note 30(c).

  Cashflows

        Contributions.    The Group expects to contribute €22 million to its pension plan in the year ended 31 March 2005.

  Defined Contribution Plans

        The Group sponsors a defined contribution pension plan primarily covering executive employees and new entrants. For the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002 and the financial years ended 31 March 2003 and 31 March 2004, contributions made by the Group totalled €3 million, €1 million, €3 million and €4 million respectively.

  (b)    Taxation

        U.S. GAAP deferred tax assets and liabilities are as follows:

	As at
	31 March 2003	31 March 2004
	(in millions)
Non-current deferred tax liability:
Restructuring Provisions	€9	€1
Prepaid pensions obligations	24	19
Capital allowances and other timing differences	46	50
Fixed assets uplift	75	70
Intangible assets	21	20
Other	1	2
Income to be taxed in future periods	23	21

Deferred tax liability	199	183

Current deferred tax asset interest	—	(2)

Non-current deferred tax assets:
Provisions for expenses	(9)	(9)
Deferred revenue	(6)	(3)
Other	—	(3)

Deferred tax assets	(15)	(15)

Net deferred tax liability	€184	€166

  (c)    Balance Sheet

        The consolidated balance sheet of the Group prepared under Irish GAAP presents substantially the same information as that presented under U.S. GAAP. However, presentation, classification and the U.S. GAAP reconciling items have a significant effect on the U.S. GAAP consolidated balance sheet. The following summarised balance sheet has been adjusted to reflect the U.S. GAAP reconciling items and is presented and classified in accordance with U.S. GAAP:

	As at
	31 March 2003	31 March 2004
	(in millions)
Assets:
Current assets	€763	€583
Non-current assets	3,269	3,046

Total assets	€4,032	€3,629

Liabilities and shareholders' equity
Current liabilities	€768	€910
Non-current liabilities	2,597	2,771

Total liabilities	3,365	3,681
Shareholders' equity	667	(52)

Total liabilities and shareholders' equity	€4,032	€3,629

  (d)    Statement of Cash Flows

        The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under U.S. GAAP by SFAS No. 95, "Statement of Cash Flows" ("SFAS No. 95"). This standard differs, however, with regard to the classification of items within the cash flow statements, including the classification of bank overdrafts, which are included as cash equivalents in the cash flow statement prepared for Irish GAAP purposes.

        Under Irish GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and management of liquid resources and financing. U.S. GAAP, however, would require only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP are included as operating activities under U.S. GAAP. The payment of dividends to the Company's shareholders, which is presented separately under Irish GAAP, is included as a financing activity under U.S. GAAP. Dividends paid to minority shareholders in Group companies are classified as returns on investment and servicing of finance in the Irish GAAP cash flow statement and cash flows from financing activities under U.S. GAAP.

        The following condensed cash flow statement represents cash flows based on Irish GAAP measurement presented and classified in accordance with the U.S. GAAP requirements laid out in SFAS No. 95:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Cash inflow from operating activities	€258	€164	€516	€445
Cash inflow/(outflow) from investing activities	46	(85)	(256)	25
Cash outflow from financing activities	(130)	(73)	(389)	(563)

Increase/(decrease) in cash and cash equivalents	174	6	(129)	(93)
Cash and cash equivalents at beginning of period	139	313	319	190

Cash and cash equivalents at end of period	€313	€319	€190	€97

  (e)    Segmental Information

        The Group's total continuing turnover is comprised of revenue from the following products and services as indicated in the table below:

	Predecessor	Successor
	Financial Period from 1 April 2001 to 1 November 2001	Financial Period from 2 November 2001 to 31 March 2002	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004
	(in millions)
Access (rental and connections)	€228	€171	€423	€489
Voice traffic	373	283	651	596
Data traffic	51	38	104	112
Data communications	134	93	204	195
Interconnect	124	88	210	159
Other	115	77	187	159
Discounts	(61)	(47)	(97)	(82)

Total before intra-group transfers	964	703	1,682	1,628
Less intra-group transfers	(18)	(4)	—	—

Total	€946	€699	€1,682	€1,628

        Of the Group's total turnover of €1,068 million, €699 million, €1,682 million and €1,628 million for the financial period from 1 April 2001 to 1 November 2001, the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004 respectively, approximately €29 million (3%), €15 million (2%), €41 million (2%) and €37 million (2%) respectively, was generated from foreign customers located outside of Ireland.

        The Group does not hold significant long-lived assets outside of Ireland.

  (f)    Leasing Transactions

        Commitments for minimum rentals for all capital leases, including defeased leases of €146 million (see note 36 (q)) which would be included on the consolidated balance sheet prepared in accordance with U.S. GAAP, as at 31 March 2004 are as follows:

Capital leases
(in thousands)
For the years ended 31 March
2005	€18,130
2006	17,914
2007	31,014
2008	38,431
2009	42,802
2010 and thereafter	33,742

Total minimum lease payments	182,033
Less: amount representing interest	(35,605)

€146,428

        The weighted average interest rate of capital leases under U.S. GAAP as at 31 March 2004 was approximately 4.5% and at 31 March 2003 was 6.7%.

  (g)    Share Based Compensation

  The eircom Group Executive Share Option Plan (C Scheme) (the "C Scheme")

        In January 2002, Valentia Telecommunications, the parent of eircom Limited and 100% owned subsidiary of eircom Group plc, entered into separate agreements with six executives of the Group whereby Valentia Telecommunications had agreed to grant options exercisable over yet to be issued Valentia Telecommunications E Ordinary shares ("E Ordinary shares"). In January 2003, Valentia Telecommunications agreed to give these six recipients the alternative to exercise their options over yet to be authorised Valentia Telecommunications C Shares ("C Shares") in lieu of E Ordinary shares.

        The E Ordinary shares and the C Shares carried no voting rights or rights to receive dividends, and were restricted as to their transferability. In accordance with the guidance provided by FIN 38, "Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock" ("FIN 38"), the E Ordinary shares were considered junior stock. The options vested in full and were exercisable twelve months after the date of grant at the fair market value of the E Ordinary shares as of the date the obligation to grant became effective, January 2002. Fair market value as of this date was determined by an independent valuation. If unexercised, these options would have expired on the seventh anniversary of their grant date.

        On 21 July 2003, Valentia Telecommunications entered into a share exchange agreement with eircom Group plc, at which time no C Shares or E Ordinary shares had been issued by Valentia Telecommunications. Subsequent to that agreement, C Shares and E Ordinary shares issued were C Shares and E Ordinary shares in eircom Group plc.

        During the financial year ended 31 March 2004, all existing options granted under the C Scheme were exercised and in March 2004, the C Shares ultimately converted to Ordinary Shares in eircom Group plc upon Admission to the London and Irish Stock Exchanges. No further options will be granted under this plan.

  The eircom Group Executive Share Option Plan (E Scheme) (the "E Scheme")

        During September 2003, the shareholders of the Group approved a plan to grant options to acquire 862,598 eircom Group plc E Ordinary shares at an exercise price of €5.82 per share to selected senior employees. Upon Admission in March 2004, the plan was amended following the conversion of the E Ordinary Shares into eircom Group plc Ordinary Shares such that the exercise price was €5.82 for every five Ordinary Shares, or €1.164 per Ordinary Share. The total number of Ordinary Shares that may be acquired by the option holders under the E Scheme will not exceed 4,312,970. Upon Admission, the options granted under the E Scheme became immediately exercisable for a period of 30 days. The Board of Directors has discretion to permit options granted under the E Scheme to be exercised during the period of 12 months following Admission, up to March 2005. All outstanding options under the E Scheme not exercised during this 12-month period will lapse. An option may lapse at an earlier date if the option holder ceases employment with the Group. No further options will be granted under this plan.

        The following table summarises the transactions of the Group's share option activity for the period from 2 November 2001 to 31 March 2002, and the financial year ended 31 March 2003 and financial year ended 31 March 2004.

	Number of Shares	Weighted-average Exercise price
Unexercised options committed to issuance 2 November 2001	—	—
Options committed to be granted	3,558,800	€5.82

Unexercised options committed to issuance 31 March 2003 and 31 March 2002	3,558,800	€5.82
Options granted	4,362,680	€1.22
Options exercised	(5,673,775)	€4.13

Unexercised options committed to issuance 31 March 2004	2,247,705	€1.16

        The exercise price of all options was greater than the market value of the shares at the date of grant.

        The fair value of options granted for the financial period from 2 November 2001 to 31 March 2002, financial year ended 31 March 2003 and financial year ended 31 March 2004 reported below has been estimated at the date of grant using Black-Scholes option pricing model with the following assumptions:

	2002	2003	2004
Expected life from vesting date (in years)	7	N/A	2.75
Risk-free interest rate	3.4%	N/A	3.2%
Volatility	—	N/A	36%
Dividend yield	—	N/A	—

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The Group's options granted prior to Admission, had characteristics significantly different from those of traded options, and changes in the subjective input assumptions could materially affect the fair value estimate. Based upon the above assumptions, the weighted average fair value of the stock options granted under the C Scheme was €0.88 per option during 31 March 2002, and the weighted average fair value of the stock options granted under the E Scheme over Ordinary Shares was €0.06 per option during the financial year ended 31 March 2004.

  The Key Executive Share Award Plan (the "Share Award Plan")

        Certain executive directors and senior executives were granted awards over 1,472,198 eircom Group plc Ordinary Shares in March 2004 at a fair value of €1.55 per share. The awards vest 50% annually over two years on the anniversary of the date of Admission, which was 24 March 2004, and will be exercisable at no cost to the holder. No further awards will be granted under this plan.

  Other Share Awards

        On Admission, the Group granted 500,000 eircom Group plc Ordinary Shares to two of its non-executive directors. The awards were immediately vested. The holders of these shares have agreed not to dispose of more than 50% of their holdings in the Ordinary Shares until 31 December 2005.

        Under U.S. GAAP, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—

Transition and Disclosure" ("SFAS No. 148"), the Group has accounted for its share based compensation in accordance with APB No. 25, "Accounting for Stock Issued to Employees." Additionally as the E Ordinary Shares and C Shares were considered junior stock, the Group applied the guidance in FIN 38 to the awards under the C Scheme and E Scheme. In accordance with U.S. GAAP, the Group recorded a compensation charge of €6.6 million related to the C Scheme and the E Scheme during the financial year ended 31 March 2004, since the transferability restrictions and the repurchase provisions lapsed upon Admission. Under U.S. GAAP, there was no compensation charge recorded under the "Share Award Plan" during the financial year ended 31 March 2004 since the shares were granted on 24 March 2004 and vest over two years. Under U.S. GAAP, the compensation charge related to the 500,000 Ordinary Share awards was €775,000. Total equity compensation charges under U.S. GAAP were €7.4 million for the financial year ended 31 March 2004.

        Had the options and awards been accounted for in accordance with the provisions of SFAS No.123, pro forma net income would have been as follows for the financial year ended 31 March 2003 and financial year ended 31 March 2004:

	Financial year ended
	31 March 2003	31 March 2004
	(in millions)
Net loss attributable to ordinary shareholders, as reported	€(145)	€(212)
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	—	7
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	—	(4)

Pro forma net loss	€(145)	€(209)

  (h)    Other Matters

        Under Irish GAAP, on 1 January 1984 tangible assets valued, in accordance with the Postal and Telecommunications Services Act, 1983, at €798.7 million were transferred to the Predecessor Group. Since the Company's predecessor did not maintain sufficiently detailed records to determine the historical cost for all assets, the valuation for certain assets was based on the estimated replacement cost, adjusted for depreciation and inflation ("depreciated replacement cost"). The Company has adopted consistent treatment for purposes of U.S. GAAP so no Irish/U.S. GAAP difference has been recorded.

  (i)    Bad debt provisions

	As at
	31 March 2003	31 March 2004
	(in millions)
Trade Debtors	€278	€285
Provision for Doubtful accounts	(73)	(66)

	€205	€219

38.   Recently Issued Accounting Standards Applicable to U.S. GAAP

  Recent U.S. GAAP accounting pronouncements

        In December 2003, the FASB issued revised FASB Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." ("FIN 46-R"). FIN 46-R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46-R apply to variable interest entities no later than the end of the first reporting period that ends after 15 March 2004. FIN 46-R applies to those entities that are considered special purpose entities, no later than as of the end of the first reporting period that ends after December 2003. The requirements of FIN 46-R are effective for our financial statements for the year ended 31 March 2004. There has been no impact upon adoption of FIN 46-R.

        In May 2003 SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150") was issued. SFAS No. 150 requires an entity with financial instruments having certain obligations, which can or must be settled by issuing equity to classify and measure such instrument as a liability. This statement became effective for the Group during the financial year ended 31 March 2004 and had no effect on these financial statements.

        In May 2003, the FASB's Emerging Issues Task Force ("EITF") finalised EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The issue addresses certain aspects of the accounting by a vendor for arrangements that involve more than one deliverable, or unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Under the prospective method of adoption, EITF 00-21 is effective for revenue arrangements entered into during fiscal periods beginning after 15 June 2003. The Group is currently calculating the impact of EITF 00-21 on the financial statements.

        In June 2004, the EITF finalised EITF 03-06, "Participating Securities and the Two-Class Method under FAS 128". The issue addresses questions regarding the calculation of basic earnings per share ("EPS") by companies that have issued securities other than common shares that participate in dividends and earnings of the issuing entity. It also provides guidance in applying the two-class method of calculating EPS once it is determined that a security is participating. EITF 03-06 is effective with retroactive adoption for all financial periods beginning after 31 March 2004. The Group has no preferred stock instruments and does not expect EITF 03-06 to have an impact on these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of eircom Funding:

        We have audited the accompanying consolidated balance sheets of eircom Funding and its subsidiaries as of 31 March 2003 and 2004 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for the period ended 31 March 2003 and the year ended 31 March 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eircom Funding at 31 March 2003 and 2004, and the results of its operations and its cash flows for the period ended 31 March 2003 and the year ended 31 March 2004 in conformity with accounting principles generally accepted in Ireland.

        Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 15 to the consolidated financial statements.

PricewaterhouseCoopers
Dublin, Ireland
23 July 2004

eircom Funding
(an unlimited public company)

Profit and Loss Account

	Notes	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004
		(in thousands)
Operating Profit		€—	€—
Interest receivable from Group companies	2	—	27, 916
Interest payable and similar charges	3	—	(27, 916)

Profit on ordinary activities before taxation	4	—	—
Taxation on profit on ordinary activities		—	—

Profit retained for the financial period		€—	€—

The accompanying notes are an integral part of these financial statements.

eircom Funding

Balance Sheet

		As at
	Notes	31 March 2003	31 March 2004
		(in thousands)
Fixed assets
Financial assets	5	€—	€509,598

Current assets
Debtors	6	—	5,186
Cash at bank and in hand		—	1

		—	5,187
Creditors: Amounts falling due within one year	7	—	7,197

Net current liabilities		—	(2,010)

Total assets less current liabilities		—	507,588

Creditors: Amounts falling due after more than one year	8	—	(507,578)

Net assets		€—	€10

Capital and reserves
Equity share capital	11	€—	€10
Profit and loss account		—	—

Total Equity shareholders' funds		€—	€10

The accompanying notes are an integral part of these financial statements.

eircom Funding

Cashflow Statement

	Notes	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004
		(in thousands)
Net cash inflow from operating activities		€—	€—
Returns on investments and servicing of finance	12(a)	—	(18,851)
Capital expenditure and financial investment	12(b)	—	(509,598)

Cash outflow before management of liquid resources and financing		—	(528,449)
Financing	12(c)	—	528,450

Increase in cash		€—	€1

Reconciliation of net cash flow to increase in net debt

	Notes	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004
		(in thousands)
Increase in cash in the financial period		€—	€1
Cashflow from increase in loans and other debt		—	(528,449)

Increase in net debt	12(d)	€—	€528,448

The accompanying notes are an integral part of these financial statements.

eircom Funding

Statement of total recognised gains and losses

The Company has no recognised gains and losses other than those included in the results shown in the profit and loss account and, therefore, no separate statement of total recognised gains and losses has been presented.

Note of historical cost profits and losses

        There is no difference between the profit on ordinary activities before taxation and the profit retained for the periods and their historical cost equivalents.

Reconciliation of movements in shareholders funds

	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Profit retained for the financial period	€—	€—
Equity share capital issued	—	10

Net addition to shareholders' funds during the period	—	10
Shareholders' funds at beginning of period	—	—

Shareholders' funds at end of period	€—	€10

The accompanying notes are an integral part of these financial statements.

eircom Funding

Notes to the Financial Statements

1.     Accounting Policies

  (a)    Basis of preparation

        The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2003. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

        The comparative period is the period from the date of incorporation, 15 July 2002 to 31 March 2003.

  (b)    Basis of accounting

        The financial statements have been prepared in accordance with the historical cost convention. The reporting currency used in these financial statements is the euro, denoted by the symbol €.

  (c)    Foreign Currencies

        Transactions denominated in foreign currencies are translated into euro at the rate of exchange ruling at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date, or rates of exchange contracted for under various currency management instruments, with the resulting gain or loss being dealt with through the profit and loss account.

  (d)    Capital Instruments

        The company enters into transactions in the normal course of business using a variety of financial instruments in order to hedge against exposures to fluctuating exchange rates. Firmly committed transactions and the related receivable, or payable, may be hedged with forward exchange contracts.

        Currency swap agreements and forward exchange contracts are used to cover the company's foreign currency debt position. These are valued at year-end exchange rates and the resulting gains and losses are offset against gains and losses on the translation of the related debt. The interest element of the contracts is reflected in interest payable and similar charges.

        All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs, together with finance costs, are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding. Accrued finance costs attributable to borrowings are included in accrued charges within current liabilities. Accrued issue costs are netted against the carrying value of borrowings.

2.     Interest receivable from Group companies

	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Interest receivable from parent company	€—	€27,916

3.     Interest payable and similar charges

	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Interest and associated finance costs payable in respect of financing facilities:
Repayable wholly or partly in more than 5 years	€—	€26,569
Amortisation of debt issue costs	—	1,347
Exchange differences arising on foreign currency borrowings
Unrealised gains	—	(20,082)
Hedging contract losses	—	20,082

Interest payable and similar charges	€—	€27,916

4.     Profit on ordinary activities before taxation

	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004
(in thousands)
Profit on ordinary activities before taxation is stated after charging/(crediting):
Directors' remuneration
—for services as directors	€—	€—
—for management services	€—	€—

Auditors' remuneration	€—	€—

        Auditors' remuneration has been borne by the parent company Valentia Telecommunications.

5.     Financial assets

	As at
	31 March 2003	31 March 2004
	(in thousands)
Advances to parent company	€—	€509,598

6.     Debtors

	As at
	31 March 2003	31 March 2004
	(in thousands)
Amounts owed by parent company	€—	€5,186

        The amount owed by the parent company is unsecured and interest free.

7.     Creditors: Amounts falling due within one year

	As at
	31 March 2003	31 March 2004
	(in thousands)
Amounts owed to parent company (see note 9)	€—	€2,020
Interest payable on Senior Subordinated Notes	—	5,177

	€—	€7,197

8.     Creditors: Amounts falling due after more than one year

	As at
	31 March 2003	31 March 2004
	(in thousands)
Amounts owed to parent company (see note 9)	€—	€16,831
8.25% Senior Subordinated Notes due 2013 (listed) (see note 9)	—	490,747

	€—	€507,578

9.     Loans and other debt payable

	Within 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	After 5 Years	Total
	(in thousands)
As at 31 March 2003	€—	€—	€—	€—	€—

Amounts due to group companies	€2,020	€2,020	€6,060	€8,751	€18,851
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	490,747	490,747

As at 31 March 2004	€2,020	€2,020	€6,060	€499,498	€509,598

        In August 2003, the company issued €285,000,000 aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 and US$250,000,000 aggregate principal amount of 8.25% Senior Subordinated Notes due 2013.

        Included in the above amounts are:

	As at
	31 March 2003	31 March 2004
	(in thousands)
Repayable, otherwise than by instalments, within 1 year	€—	€2,020
Repayable, otherwise than by instalments, between 1 and 2 years	—	2,020
Repayable, otherwise than by instalments, between 2 and 5 years	—	6,060
Repayable, otherwise than by instalments, due after 5 years	—	518,349
Debt issue costs (offset against Senior Subordinated Notes due after more than 5 years)	—	(18,851)

	€—	€509,598

10.   Financial Instruments

        The Company holds or issues financial instruments for the following main purposes:

  •
  To finance its operations;

  •
  To manage the interest rate and currency risks arising from its operations and from its sources of finance.

        The Company finances its operations out of bond issues.

        Derivative instruments are contractual agreements whose value reflects price movements in underlying assets and liabilities. The Company uses derivatives, where appropriate, to generate the desired effective profile of currency rate risk. Derivative activity is carefully controlled and appropriately used and is an effective means of managing risk.

        The main risks arising from the use of financial instruments are market rate risk, liquidity risk and credit risk. Responsibility for managing these risks rests with the Board and in respect of certain activities, the Treasury Committee a management committee chaired by the Chief Financial Officer. It is, and has been throughout the period under review, the Company's policy not to trade in financial instruments.

        Debtors and creditors have been excluded from all numerical disclosures below.

  Market rate risk

        Market rate risk is defined as the exposure of the Company's financial position to movements in interest and foreign exchange rates. The principal aim of managing these risks is to limit the adverse impact on shareholder value of movements in interest rates and foreign exchange rates.

        The main derivatives used are currency swaps. It is Company policy to hedge all currency risk in currencies which are not denominations of the euro. The Company achieves fixed rates on its borrowings directly through the use of fixed rate debt.

  Interest rate risk profile of financial assets

        There were floating rate deposits outstanding of €702 at 31 March 2004. The interest rate on these deposits is generally based on the appropriate Euribor rate.

  Interest rate risk profile of the Company's financial liabilities

  Bank & Other Borrowings
  (Debt net of swaps)

	Local Currency			Local Currency
	Fixed	Floating	Total	Fixed	Floating	Total
	31 March 2003	31 March 2003	31 March 2003	31 March 2004	31 March 2004	31 March 2004
	(in thousands)
EUR	€—	€—	€—	€285,000	€—	€285,000
Other currencies	—	—	—	224,598	—	224,598

Total all currencies	€—	€—	€—	€509,598	€—	€509,598

        The Company has no interest-free financial liabilities.

        As at 31 March 2004, the Company had currency swap contracts of €224.598 million (31 March 2003: €nil) outstanding. After adjusting for the effect of swaps €509.598 million (31 March 2003: €

nil) of bank and other debt bore interest at fixed rates, with a weighted average interest rate of 8.25%.

        The weighted average life of the fixed rate debt and swaps is set out in the following table:

  Weighted Average Residual Maturity in Years of Fixed-Rate

	31 March 2003	31 March 2004
Underlying Debt	—	9.4
Swaps:	—	—
we receive fixed interest	—	—
we pay fixed interest	—	—

  Currency exposures

        As at 31 March 2004, after taking into account the effects of currency swaps the Company had no material foreign currency exposures.

  Fair values

        Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale.

        The following tables provide comparisons of the carrying amounts and fair values of the Company's fixed-rate financial assets and financial liabilities, including derivatives. The fair values of short-term deposits approximate to their carrying amounts.

        The carrying value of currency swaps is affected by movements in the exchange rates of the currencies concerned, while the fair value reflects both interest rate and exchange rate movements.

	As at
	31 March 2003		31 March 2004
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands)
Financial assets
Cash at bank and in hand	€—	€—	€1	€1
Advances to parent company	—	—	509,598	509,598

	€—	€—	€509,599	€509,599

Liabilities Underlying debt
Fixed Rate	€—	€—	€489,516	€527,453

Debt net of swaps
Fixed rate	€—	€—	€509,598	€553,545

Currency swaps liability	€—	€—	€(20,082)	€(26,092)

        The fair value of the advances to the parent company is determined based on the market value of the Company's fixed rate debt as it represents financial instruments with terms identical to the financial asset.

  Liquidity risk

        The objective of liquidity management is to ensure the availability of sufficient funds to meet the Company's requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines.

        The maturity profile of Company debt is set out in note 9 of the financial statements.

  Credit risk

        The Company is exposed to credit risk relating to its cash and current financial assets. The Company places its cash with highly rated financial institutions. The Company's financial asset represents advances to other Group companies. The Company's policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts or with other Group companies.

        Credit risks are mainly related to counterparty risks associated with prepayments, amounts owed by Group companies, and derivative contracts.

        Transactions involving derivative contracts are managed by Irish Telecommunications Investments Limited; a wholly owned subsidiary of the ultimate parent company, within a framework of limits approved by the Treasury Committee, which restrict the dealings to highly rated financial institutions.

  Hedges

        Under the Company's accounting policy currency swap agreements are valued at year end exchange rates.

        The table below shows the extent to which the Company had unrecognised gains and losses, in terms of fair value, at the beginning and end of the period.

	31 March 2003	31 March 2004
	(in thousands)
Unrecognised gains/(losses)
Gain/(losses) on contracts outstanding at start of period	€—	€—

Loss arising in period	—	(6,010)

Loss on contracts as at end of period	—	(6,010)

Of which:
Expected to be included in next 12 months	—	(639)

Expected to be included in later years	€—	€(5,371)

11.   Share Capital

	As at
	31 March 2003	31 March 2004
	(in thousands)
Authorised:
40,000 ordinary shares of €1 each	€40	€40

Allotted and called up
10,000 ordinary shares of €1 each	€—	€10

        At 31 March 2003, 7 shares at €1 each had been allotted.

12.   Amounts included in the cashflow statement

        Amounts included in the cashflow statement are reconciled or analysed as follows:

  (a)    Return on investments and servicing of finance

	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Interest received	€—	€22,739
Interest paid	—	(21,392)
Debt issue costs paid	—	(20,198)

	€—	€(18,851)

  (b)    Capital expenditure and financial investment

	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Advance to parent company (net)	€—	€(509,598)

	€—	€(509,598)

  (c)    Financing

	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Issue of Senior Subordinated Notes	€—	€509,598
Issue of share capital	—	1
Advance from parent company (net)	—	18,851

Net cash inflow from financing	€—	€528,450

  (d)    Analysis of net debt

	At 31 March 2003	Cashflows	Other	At 31 March 2004
	(in thousands)
Cash in hand & at bank	€—	€1	€—	€1
Debt due after one year	—	(528,449)	18,851	(509,598)

	€—	€(528,448)	€18,851	€(509,597)

13.   Ultimate parent company

        eircom Group plc, incorporated in the United Kingdom, is the ultimate parent company and controlling party. The immediate parent Company is eircom Funding (Holdings) Limited incorporated in Ireland. The smallest group of undertakings for which Group financial statements are drawn up of which the company is a member is that headed by Valentia Telecommunications. The largest group of undertakings for which Group financial statements are drawn up of which the Company is a member is eircom Group plc. Copies of the Group financial statements of eircom Group plc are available at 114 St Stephen's Green West, Dublin 2.

14.   Related party transactions

        The company has availed of the exemption contained in Financial Reporting Standard 8 "Related Party Disclosures' in respect of subsidiaries, 90 per cent or more of whose voting rights are controlled within a Group. Consequently the financial statements do not include disclosure of transactions with entities consolidated in eircom Group plc.

15.   Reconciliation to United States Generally Accepted Accounting Principles

        The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). These differences are described below together, where appropriate, with an explanation of the method used to determine the adjustments to net profit attributable to Company shareholders for the financial period from 15 July 2002 until 31 March 2003 and the financial year ended 31 March 2004, and shareholder's equity as at 31 March 2003 and 31 March 2004.

        The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net profit attributable to Company shareholders amount and the equity shareholders'

funds amount under Irish GAAP to the amounts which would have been reported had U.S. GAAP been applied.

	Notes	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004
		(in thousands)
Reconciliation of net income:
Net profit attributable to Company shareholders under Irish GAAP		€—	€—
U.S. GAAP Adjustments:
Derivative financial instruments	(a)	—	€(6,010)
Deferred tax on U.S. GAAP adjustments		—	751

Net loss under U.S. GAAP attributable to ordinary shareholders		€—	€(5,259)

Operating loss from continuing operations		€—	€—

		As at
	Notes	31 March 2003	31 March 2004
		(in thousands)
Reconciliation of shareholders' equity:
Equity shareholders' funds under Irish GAAP		€—	€10
U.S. GAAP adjustments:
Derivative financial instruments	(a)	—	(6,010)
Deferred tax on U.S. GAAP adjustments		—	751

Shareholders equity under U.S. GAAP		€—	€(5,249)

  (a)    Derivative Financial Instruments

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This Statement became effective for the Company on 1 April 2001 and establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all freestanding and many embedded derivatives on the balance sheet at their fair value, regardless of any hedging relationship designation. Derivative instruments must be classified as hedging transactions (either fair-value hedges, cash flow hedges or net investment hedges in a foreign operation) or non-hedging transactions, and the accounting treatment of derivative instruments and hedged items depends on this classification. Changes in the fair value of derivative instruments that do not qualify for, or are not designated in, hedging relationships are recognised immediately in current period earnings when they occur.

        The Company elected not to designate any of its derivative financial instruments in hedging relationships as defined by SFAS No. 133. Accordingly, for U.S. GAAP purposes the Company recognises changes in the fair value of derivative financial instruments through current earnings.

16.   Additional Disclosure Requirements Under U.S. GAAP

  (a)    Taxation

        U.S. GAAP non-current deferred tax asset of €751,000 relates to derivative financial instruments.

  (b)    Balance Sheet

        The balance sheet of the Company prepared under Irish GAAP presents substantially the same information as that presented under U.S. GAAP. However, presentation, classification and the U.S. GAAP reconciling items have a significant effect on the U.S. GAAP balance sheet.

        The following summarised balance sheet has been adjusted to reflect the U.S. GAAP reconciling items and is presented and classified in accordance with U.S. GAAP:

	As at
	31 March 2003	31 March 2004
	(in thousands)
Assets
Current assets	€—	€5,187
Non-current assets	—	509,598

Total assets	€—	€514,785

Liabilities and shareholders' equity
Current liabilities	€—	€7,197
Non-current liabilities	—	512,837

Total liabilities	—	520,034
Shareholders' equity	—	(5,249)

Total liabilities and shareholders' equity	€—	€514,785

  (c)    Statement of Cash Flows

        The statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under U.S. GAAP by SFAS No. 95, "Statement of Cash Flows ("SFAS No. 95")." This standard differs, however, with regard to the classification of items within the cash flow statements, including the classification of bank overdrafts, which are included as cash equivalents in the cashflow statement prepared for Irish GAAP purposes.

        Under Irish GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and management of liquid resources and financing. U.S. GAAP, however, would require only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP are included as operating activities under U.S. GAAP. The payment of dividends to the Company's shareholders, which is presented separately under Irish GAAP, is included as a financing activity under U.S. GAAP.

        The following condensed cash flow statement represents cash flows based on Irish GAAP measurement presented and classified in accordance with the U.S. GAAP requirements laid out in SFAS No. 95:

	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004
	(in thousands)
Cash inflow from operating activities	€—	€1,347
Cash outflow from investing activities	—	(509,598)
Cash inflow from financing activities	—	508,252

Increase in cash and cash equivalents	—	1
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	€—	€1

17.   Recent Issued Accounting Standard Applicable to U.S. GAAP

        In December 2003, the FASB issued revised FASB Interpretation 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB 51 " ("FIN 46-R"). FIN 46-R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46-R apply to variable interest entities no later than the end of the first reporting period that ends after 15 March 2004. FIN 46-R applies to those entities that are considered special purpose entities, no later than as of the end of the first reporting period that ends after December 2003. The requirements of FIN 46-R are effective for our financial statements for the year ended 31 March 2004. There has been no impact upon adoption of FIN 46-R.

        In May 2003 SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150") was issued. SFAS No. 150 requires an entity with financial instruments having certain obligations, which can or must be settled by issuing equity to classify and measure such instrument as a liability. This statement became effective for the Company during the financial year ended 31 March 2004 and had no effect on these financial statements.

        In May 2003, the FASB's Emerging Issues Task Force ("EITF") finalised EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The issue addresses certain aspects of the accounting by a vendor for arrangements that involve more than one deliverable, or unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Under the prospective method of adoption, EITF 00-21 is effective for revenue arrangements entered into during fiscal periods beginning after 15 June 2003. EITF 00-21 has no impact on these financial statements.

        In June 2004, the EITF finalised EITF 03-06, "Participating Securities and the Two-Class Method under FAS 128". The issue addresses questions regarding the calculation of basic earnings per share ("EPS") by companies that have issued securities other than common shares that participate in dividends and earnings of the issuing entity. It also provides guidance in applying the two-class method of calculating EPS once it is determined that a security is participating. EITF 03-06 is effective with retroactive adoption for all financial periods beginning after 31 March 2004. The Company has no preferred stock instruments and does not expect EITF 03-06 to have an impact on these financial statements.