Form 20-F
period 2005-03-31
EIRCOM LTD; EIRCOM FUNDING; EIRCOM GROUP PLC; VALENTIA TELECOMMUNICATIONS
filed 2005-06-30
CIK 1088652, 1267967, 1267841, 1267842

Use these links to rapidly review the document
TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended 31 March 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-110042

eircom Group plc
(Exact name of Registrant as specified in its charters)

eircom Funding
Valentia Telecommunications
eircom Limited
(Additional Registrants)

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

Ordinary Shares of €0.10 each: 751,312,987
Convertible Preference Shares of €0.50 each: 158,583,333
Redeemable Preference Shares of €0.50 each: 531,870
Trancheable Redeemable Preference Shares of €0.50 each: 671,083
Non-Voting Deferred Shares of €0.001 each: 6,474,488,800
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

        Indicate by check mark which financial statement item the Registrant has elected to follow:

☐ Item 17                ☒ Item 18

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Conventions and Financial Statement Presentation

        References in this document to "eircom Group" or the "Company" refer to eircom Group plc, the ultimate parent company of Valentia Telecommunications, eircom Funding and eircom. References in this document to "eircom" refer to eircom Limited, an Irish limited company and a wholly-owned subsidiary of Valentia Telecommunications and eircom Group. References in this document to "we", "us", "our", "the Group" and similar terms refer to: eircom and its subsidiaries when discussing events on or prior to 1 November 2001, the date eircom was acquired by Valentia Telecommunications; Valentia Telecommunications and its subsidiaries when discussing events that occurred on or after 2 November 2001 and on or before 8 July 2003, and eircom Group and its subsidiaries when discussing events that occurred on or after 9 July 2003. References in this document to "we believe" and "we expect" are references to the Directors' beliefs and expectations. References in this document to numbers of "employees" refer to numbers of full-time equivalent employees.

        Unless otherwise indicated, financial information in this document has been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"). UK GAAP differs in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of the principal differences relevant to, and consolidated financial information of, eircom Group and a reconciliation to U.S. GAAP of net profit or loss attributable to group shareholders for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 and shareholder's equity as at 31 March 2004 and 31 March 2005 is set forth in note 34 to the consolidated financial information contained in Item 18 "Financial Statements". In November 2003, Senior Notes (see Item 10B "Additional Information—Material Contracts") and Senior Subordinated Notes (see Item 10B "Additional Information—Material Contracts") of the Group were registered with the Securities and Exchange Commission ("SEC"). As SEC registrants, Valentia Telecommunications and eircom Funding, subsidiaries of eircom Group and the issuers of the Senior Notes and the Senior Subordinated Notes, are required to provide a reconciliation to U.S. GAAP for their year-end financial statements. Valentia Telecommunications and eircom Funding do not intend to prepare or publish such U.S. GAAP reconciliations if, in the future, they are not SEC registrants. eircom Group plc and eircom, a subsidiary of eircom Group plc, as guarantors of the Senior Notes and Senior Subordinated Notes are required to provide a reconciliation to U.S. GAAP for their year-end financial statements. eircom Group plc and eircom do not intend to prepare or publish such U.S. GAAP reconciliations if, in the future, they are not guarantors of the Notes or if, in the future, Valentia Telecommunications and eircom Funding are not SEC Registrants.

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

Note on Information Sources

        We operate in an industry in which it is difficult in certain cases to obtain precise industry and market information. Unless the source is otherwise stated, the industry and market data in this document have been derived from our management records. The non-financial operating data included in this document have been extracted without material adjustment from our management records. Where stated, the market and competitive position data in this document have been obtained from quarterly and other information published by the Commission for Communications Regulation ("ComReg"), the Irish telecommunications regulator, or from other third-party sources. None of such data has been independently verified by eircom Group.

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

  •
  the impact of changes in accounting principles including the introduction of IFRS;

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

PART I

ITEM 1
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        This item is not applicable.

ITEM 2
OFFER STATISTICS AND EXPECTED TIMETABLE

        This item is not applicable.

ITEM 3
KEY INFORMATION

A.    SELECTED FINANCIAL INFORMATION

        On 21 July 2003, eircom Group plc (successor) became the ultimate holding company of the Group, by acquiring the entire issued share capital of Valentia Telecommunications and its subsidiaries in a share for share exchange (the eircom Group Acquisition). This acquisition has been accounted for in accordance with the principles of merger accounting. Under FRS 6 "Acquisitions and Mergers" merger accounting is permitted to be used provided that the conditions set out in FRS 6 are met, including that merger accounting is not prohibited by the Companies Act. On 2 November 2001, Valentia Telecommunications' offer to acquire all of the shares of eircom Limited became unconditional and we account for the acquisition of eircom from that date. eircom and its consolidated subsidiaries prior to the acquisition are referred to as the "predecessor". eircom Group and Valentia Telecommunications and their consolidated subsidiaries, from and after the acquisition of eircom, are referred to as the "successor".

        The table below sets out summary historical consolidated financial information for eircom Group.

        We have derived the summary historical consolidated financial information of eircom Group from its audited historical consolidated financial statements as of 31 March 2005, 31 March 2004 and 31 March 2003 and for the financial years ended 31 March 2005, 31 March 2004 and 31 March 2003 and for the financial period 2 November 2001 to 31 March 2002, and from the audited historical consolidated financial statements of its predecessor for the financial period 1 April 2001 to 1 November 2001, and for the financial year ended 31 March 2001.

        Unless otherwise indicated, the financial information in this document has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from U.S. GAAP. A discussion of the principal differences relevant to the financial statements of eircom Group and a reconciliation to U.S. GAAP of net (loss)/profit attributable to Group shareholders for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 and shareholder's equity as at 31 March 2004 and 31 March 2005 is set forth in note 34 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements".

        The financial information included in this document for the financial period from 1 April 2001 to 1 November 2001 reflects the consolidated operations of our predecessor business, eircom, for those periods. This historical financial information is not directly comparable to the historical financial information for the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003 and the financial year ended 31 March 2004 and the financial year ended 31 March 2005 in a number of important respects, including as a result of:

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

  •
  inclusion in the profit and loss account, for the periods from 2 November 2001, of interest charges for borrowings used to fund the acquisition; and

  •
  increases in interest charges from August 2003 as a result of the refinancing of Group debt at that date.

        The eircom Group Acquisition has been accounted for in accordance with the principles of merger accounting as if it had occurred on 2 November 2001.

        The summary historical financial information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and Item 18 "Financial Statements".

eircom Group plc

	Predecessor(1)		Successor
	Financial Year Ended 31 March 2001 €'m	Financial Period 1 April 2001 to 1 November 2001 €'m	Financial Period 2 November 2001 to 31 March 2002 €'m	Financial Year Ended 31 March 2003 €'m	Financial Year Ended 31 March 2004 €'m	Financial Year Ended 31 March 2005 €'m
Consolidated Profit and Loss Data: Amounts in accordance with UK GAAP Continuing operations
Turnover	1,540	946	699	1,682	1,628	1,602
Cost of sales	(365)	(294)	(214)	(499)	(410)	(378)

Gross profit	1,175	652	485	1,183	1,218	1,224

Operating costs before depreciation, goodwill amortised and operating exceptional (charges)/credits	(726)	(433)	(241)	(648)	(632)	(696)
Depreciation	(346)	(213)	(188)	(399)	(368)	(316)
Exceptional fixed asset impairments	—	(49)	—	—	(38)	—
Operating exceptional (charges)/credits	(10)	(93)	—	(13)	(24)	4
Goodwill amortised on subsidiary undertakings	(5)	(5)	(16)	(38)	(38)	(38)

Total operating costs	(1,087)	(793)	(445)	(1,098)	(1,100)	(1,046)
Group operating profit/(loss) before group share of associated undertaking	88	(141)	40	85	118	178
Group's share of operating (losses)/profits of associated undertakings	—	—	(1)	—	—	1
Goodwill amortised on associated undertakings	—	(2)	—	—	—	—

Operating profit/(loss) from:
Continuing operations	88	(143)	39	85	118	179
Discontinued operations	90	23	—	—	—	—

Group operating profit/(loss)	178	(120)	39	85	118	179
Non-operating exceptional items(2)	(100)	(60)	—	3	1	—
Amounts written off investments	—	(12)	—	—	—	—
Interest payable and similar charges (net)	(12)	(7)	(52)	(134)	(157)	(128)
Exceptional interest payable and similar charges	—	—	(54)	—	(51)	1

Profit/(loss) on ordinary activities before taxation and minority interests	66	(199)	(67)	(46)	(89)	52
Taxation credit/(charge) on profit/(loss) on ordinary activities	9	43	(8)	6	(14)	(20)
Minority interests	(6)	(2)	—	—	—

Profit/(loss) after taxation and minority interest	69	(158)	(75)	(40)	(103)	32
Dividend in specie on the Demerger of mobile business	—	(176)	—	—	—	—
Dividend Paid and Payable (including dividends and other appropriations in respect of non-equity shares)	(90)	(11)	(12)	(22)	(428)	(103)

Loss absorbed for the financial period	(21)	(345)	(87)	(62)	(531)	(71)

Basic and diluted EPS (€)	0.03	(0.07)	(0.16)	(0.12)	(0.24)	0.02
Amounts in accordance with U.S. GAAP
U.S. GAAP net income/(loss) consists of (loss)/income from:
Continuing operations	(325)	(272)	(39)	(212)	(199)	48
Discontinued operations	35	(46)	5	(5)	—	—
Net income/(loss)	(290)	(318)	(34)	(217)	(199)	48
Operating (loss)/profit from continuing operations	(322)	(317)	2	(72)	11	200
Basic and diluted earnings/(loss) per share (€)
Continuing operations	(0.16)	(0.13)	(0.11)	(0.47)	(0.43)	0.04
Discontinued operations	0.02	(0.02)	0.01	(0.01)	—	—

	Predecessor	Successor
	31 March 2001 €'m	31 March 2002 €'m	As at 31 March 2003 €'m	31 March 2004 €'m	31 March 2005 €'m
Consolidated Balance Sheet Data:
Amounts in accordance with UK GAAP
Cash in bank and at hand(3)	150	316	440	352	388
Total fixed and current assets	3,214	4,352	3,970	3,725	3,523
Total net assets	1,620	812	757	549	412
Total debt(4)	340	2,414	2,231	2,311	2,310
Equity shareholders' funds	1,610	560	505	306	252
Non-equity shareholders' funds	—	252	252	243	160

Total shareholders' funds	1,610	812	757	549	412

Amounts in accordance with U.S. GAAP Total Equity	1,434	604	414	119	82

	Predecessor		Successor
	Financial Year Ended 31 March 2001 €'m	Financial Period 1 April 2001 to 1 November 2001 €'m	Financial Period 2 November 2001 to 31 March 2002 €'m	Financial Year Ended 31 March 2003 €'m	Financial Year Ended 31 March 2004 €'m	Financial Year Ended 31 March 2005 €'m
Other Financial Data:
EBITDA from continuing operations(5)	463	128	243	524	562	532
Net cash inflow from operating activities	575	172	146	497	490	524
Capital expenditure and financial investment	410	191	81	239	227	122

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

	Predecessor		Successor
	Financial Year Ended 31 March 2001 €'m	Financial Period 1 April 2001 to 1 November 2001 €'m	Financial Period 2 November 2001 to 31 March 2002 €'m	Financial Year Ended 31 March 2003 €'m	Financial Year Ended 31 March 2004 €'m	Financial Year Ended 31 March 2005 €'m
Exceptional gain on the disposal of fixed assets	24	2	—	2	—	—
Exceptional provision for exit from certain international and multi-media activities	(113)	(3)	—	—	—	—
Exceptional gain on exit from subsidiaries	—	—	—	1	1	—
Exceptional cost arising on demerger of mobile business	(11)	(59)	—	—	—	—

Total non-operating exceptional items	(100)	(60)	—	3	1	—

(3)
Excludes restricted cash in hand and at bank of €1 million at 31 March 2005 and €70 million at 31 March 2004.

(4)
Total debt represents our gross debt at 31 March 2005 before the offset of the capitalised fees of €41 million relating to the refinancing of the debt, which are being amortised over the life of the debt (31 March 2004: €47 million).

(5)
EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortisation. In the financial years ended 31 March 2004, 31 March 2003, 31 March 2002 and 31 March 2001 EBITDA

  from continuing operations did not reflect cash outflows in connection with our staff restructuring programme. The following table sets forth a reconciliation of EBITDA to Group operating profit/(loss):

	Predecessor		Successor
	Financial Year Ended 31 March 2001 €'m	Financial Period 1 April 2001 to 1 November 2001 €'m	Financial Period 2 November 2001 to 31 March 2002 €'m	Financial Year Ended 31 March 2003 €'m	Financial Year Ended 31 March 2004 €'m	Financial Year Ended 31 March 2005 €'m
Group operating profit/(loss)	178	(120)	39	85	118	178
Operating profit from discontinued operations	(90)	(23)	—	—	—	—
Depreciation	346	213	188	399	368	316
Exceptional fixed asset impairments	—	49	—	—	38	—
Goodwill amortised on associated undertakings	—	2	—	—	—	—
Goodwill amortised on subsidiary undertakings	5	5	16	38	38	38
Exceptional gain on the disposal of fixed assets	24	2	—	2	—	—

EBITDA from continuing operations(1)	463	128	243	524	562	532

(1)
Restructuring programme costs of €72 million were incurred within Operating Costs as a result of the introduction of new voluntary leaving programmes in the financial year ended 31 March 2005. A provision of €412 million was created in the financial year ended 31 March 2000 to finance the restructuring programme, which has been utilised principally to pay for staff exits for the financial years ended 31 March 2001, 31 March 2002, 31 March 2003 and 31 March 2004. Therefore, EBITDA from continuing operations in these financial periods, does not reflect cash outflows in connection with our staff restructuring programme, other than in respect of an additional provision of €11 million charged to the profit and loss account in the financial year ended 31 March 2003 in respect of a net deficit on our annuity plan offered as part of the restructuring programme. The cash outflows in connection with our staff restructuring programme were €88 million, €38 million, €44 million, €9 million, €109 million and €136 million in the financial year ended 31 March 2005, the financial year ended 31 March 2004, the financial year ended 31 March 2003, the financial period from 2 November 2001 to 31 March 2002, the financial period from 1 April 2001 until 1 November 2001 and the financial year ended 31 March 2001, respectively. We anticipate that costs associated with further staff reductions will impact our earnings in the year beginning 1 April 2005 and in subsequent years.

        EBITDA is not a measure of operating profit, operating performance or liquidity under UK GAAP. We include EBITDA because we understand it is used by some investors to determine a company's historical ability to service indebtedness and fund ongoing capital expenditure, and because some of the covenants in our debt agreements are based on similar measures. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income as determined by UK GAAP, or as an indicator of our operating performance, or of cash flows from operating activities as determined in accordance with UK GAAP. See note 24 of the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements" for a reconciliation of operating profit to net cash inflow from operations.

Exchange Rate Information

        The following chart shows, for the period from 1 January 2000 through 31 May 2005, the high, low, period average and period end noon buying rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as dollars per €1.00. The euro did not exist as a currency prior to 1 January 1999.

        Ireland is a participant in the European Monetary Union. In accordance with the Maastricht Treaty, the euro was launched as the single European currency on 1 January 1999. Upon the launch of the euro, the exchange rate for the Irish punt was irrevocably fixed at IRP 0.787564 = €1.00, and on 1 January 2002, the Irish punt was replaced as the lawful currency of Ireland by the euro.

	U.S. dollars per €1.00
	High	Low	Average(1)	Period end
Year
2000	1.0335	0.8270	0.9303	0.9388
2001	0.9535	0.8370	0.8903	0.8822
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.2438	1.3538
Month
December 2004	1.3621	1.3224	1.3406	1.3538
January 2005	1.3476	1.2954	1.3123	1.3049
February 2005	1.3274	1.2773	1.3013	1.3274
March 2005	1.3465	1.2877	1.3185	1.2969
April 2005	1.3093	1.2819	1.2943	1.2919
May 2005	1.2936	1.2349	1.2697	1.2349

(1)
The average rate for the euro is calculated as the average of the month-end noon buying rates for the relevant year-long period or the average of the noon buying rates on each business day for the relevant month-long period.

        The noon buying rate of the euro on 31 May 2005 was $1.2349 = €1.00.

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

B. RISK FACTORS

Risks Relating to Our Business

        Increasing competition in the fixed-line telecommunications market makes us vulnerable to further market share loss

        The Irish fixed-line telecommunications market, the market in which we operate, is competitive, and we believe that continuing regulatory initiatives will make it increasingly so. Since 2000, we have been required to provide carrier pre-selection, which allows customers to choose another authorised operator as the default carrier for some or all calls, and geographic and non-geographic number portability, which allows customers to change to another authorised operator without changing their telephone number. Additional regulatory measures were introduced, including carrier pre-selection enhancements, which allow other authorised operators to offer customers connected to our network a bundled product consisting of line rental and call services with a single bill, and partial private circuits, which allow other authorised operators to use our network to provide connectivity from their customers' premises to their point of connection with our network. We were required to provide single billing through wholesale line rental ("WLR") in June 2003, partial private circuits in July 2003 and carrier pre-selection enhancements in September 2003. These regulatory initiatives have increased the ease with which our customers can move to other authorised operators.

        We have had significant success in winning back lost customers in the past. Since carrier pre-selection was introduced in January 2000, we estimate, based on our internal traffic analysis system, that we have succeeded in winning back approximately 59% of customers who had moved to other authorised operators. However, restrictive guidelines introduced by ComReg in September 2003 on conducting win-back sales activities when a customer chooses an alternative operator (which, for example, prohibit us from contacting a former customer for at least a three month period from the date of the loss of that customer) have made it harder for us to regain lost business. Since the liberalisation of the Irish fixed-line telecommunications market, our market share, based on turnover, has decreased. Prior to the liberalisation, we held a virtual monopoly in the market. In the first year following liberalisation, according to quarterly data published by ComReg, our market share, based on turnover, decreased to approximately 93% at 31 December 1999. At 31 December 2004, our market share, based on turnover, was approximately 79%. Due to the regulatory measures described above and increasing competition, we are vulnerable to further loss of market share in the future.

        Competition in our business could also lead to:

  •
  loss of existing or prospective customers and greater difficulty in retaining existing customers and consequent bad debt exposure;

  •
  continued price erosion for our products and services;

  •
  increased pressure on our profit margins, preventing us from maintaining or improving our current level of operational profitability; and

  •
  obsolescence of existing technologies and the need for more rapid deployment of new technologies.

        Our turnover and profitability will be adversely affected as the rate of growth in the Irish fixed-line telecommunications market continues to decline as a result of increasing mobile substitution or otherwise

        In their Quarterly Reports, ComReg publish market revenues for the fixed line market, and in their latest report covering the quarter from January to March 2005, ComReg has adopted a revised categorisation of revenues and have re-stated fixed line revenues for quarter 1 2004 to quarter 4 2004. Under the revised categorisation, the latest ComReg publication states fixed line revenues for quarter 1

2005 as €504 million and re-states quarter 1 2004 revenues as €496 million, implying a 2.4% increase over a twelve month period. However, previously published quarterly revenues indicated annual decreases of about 4% for recent quarters compared to the same quarter of the prior year. We are in discussion with ComReg to understand the changes made. Pending resolution of these discussions, our view is that revenue in the fixed line market is declining at approximately 2% per annum, and that our share of the fixed line market revenues continues to be about 79%, as it has been over recent years.

        The ComReg Quarterly Reports indicate that annualised total fixed-line revenues fell from approximately 60% of total telecoms revenue in 2002 to approximately 50% in year ended March 2005, primarily as a result of an increase in mobile revenues. We believe that the decline in the fixed-line market overall, as well as a decline in revenues in the fixed-line voice sector, has been caused by increasing competition, particularly from mobile operators. Although the effects of fixed-to-mobile substitution are difficult to quantify, we believe it has had a negative impact on growth in the fixed-line market and will continue to do so, as a growing number of customers not only place more calls from a mobile telephone instead of a fixed-line, but choose to forego having a fixed-line installed at home in favour of using a mobile phone. We believe that the fixed-line market will continue to slow or decline, and there may continue to be periods of flat or negative growth, making it more difficult for us to increase turnover or even leading to a decrease in turnover.

        If ComReg changes the terms of the retail price cap it has imposed, our ability to adjust our pricing may be further restricted and, as a result, our turnover and operating profit may decline

        In February 2003, ComReg changed the cap it imposes on a specified basket of our retail products and services, from a permitted annual change in average prices equal to the Irish consumer price index ("CPI") minus 8%, to a permitted annual change equal to CPI minus 0%. ComReg also made other changes, including eliminating the sub-caps it had previously imposed on individual services within the basket. ComReg stated in its "Response to Consultation and Consultation on Draft Decision" relating to the Market Analysis of Retail Fixed narrowband access markets that we are now fully rebalanced, and proposed to impose a sub cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year effective from the date of the decision. In subsequent years this will be at the rate of CPI minus 0%. ComReg have indicated in the Market Analysis of Retail Voice calls that the current price cap will continue until the markets are next reviewed for Significant Market Power, ("SMP") designation and remedies.

        We have a significant amount of indebtedness, which may impair our operating and financial flexibility and could adversely affect our business and financial position and our ability to pay dividends

        We have a substantial amount of debt and significant debt service obligations. As of 31 March 2005, we had gross outstanding indebtedness of €2.310 billion. Through Valentia Telecommunications, we have unused commitments of €150 million under our Senior Credit Facility (see Item 10B "Additional Information—Material Contracts"). We anticipate that our substantial leverage will continue for the foreseeable future.

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

        We are dependent on increased turnover from data services, which is an increasingly competitive market

        We are dependent upon increased turnover from data services to offset the impact of the declining market for fixed-line voice services on our operating results and to maintain our long term profitability. If demand for Internet access and usage does not grow, if our customers do not adopt our more expensive and faster forms of Internet access, such as ADSL, or if our competitors offer cheaper or more attractive services, we may not be able to grow our data services turnover. We have been experiencing increased competitive pressure on our narrowband Internet access data revenues following the ComReg direction to introduce a wholesale fixed rate internet access call origination, or FRIACO, product to encourage competition in the Internet access services market. FRIACO allows our competitors to introduce new forms of low-cost narrowband Internet access services, including unmetered access for a fixed monthly subscription. Our broadband services are subject to competition based on a wholesale version of our own service (bitstream), from services provided by competitors over other technologies such as wireless or satellite, and from services built by competitors that are based on unbundled local loops and co-location. We are experiencing significant migration from dial-up Internet access to flat-rate tariff access services based on FRIACO and to ADSL services. In addition, we may face increased competition in this market from mobile companies following the implementation of third generation ("3G") technology, which will allow mobile operators to offer higher rate data services to their subscribers through their mobile networks.

        Changes in accounting principles (particularly the introduction of International Financial Reporting Standards (IFRS)) may materially affect our financial results and our ability to pay dividends

        The group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). As part of the European Commissioner's plan to develop a single European capital market, the application of IFRS is mandatory for the consolidated financial statements of all listed European Union companies for reporting periods beginning on or after 1 January 2005. The Regulation passed by the European union requires that IFRS compliant financial statements be produced by eircom for the financial periods ending 30 September 2005 and 31 March 2006. Under this regulation, 1 April 2005 is the transition date to IFRS for eircom.

        We initiated a programme to change our accounting policies and practices to be IFRS compliant by 2006. A dedicated project team has been assembled and separate work streams have been established to address each accounting difference that will require significant effort to implement. We, however, believe that we will be able to meet the financial reporting requirements arising during the year ending 31 March 2006.

        The principal changes for eircom, which we have identified to date, arising from the change from UK GAAP to IFRS will be:

  •
  Accounting for employee benefits on a different valuation basis resulting in an overall increased in our pension charge, due to the amortisation of a significant unrecognised pension deficit under IAS 19 (see the Risk Factor entitled "Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends");

  •
  Accounting for deferred taxation on the basis of temporary differences resulting in an overall increase in our net deferred taxation liability under IAS 12;

  •
  Cessation of goodwill amortisation, subject to an annual impairment tests (IFRS 3 and IAS 38); and

  •
  Accounting for revenue recognition where recognition differences occur primarily in respect of indefeasible rights of use and connection revenues together with related costs incurred (IAS 18).

        However, it is not at this time possible to quantify the impact of adopting IFRS on our financial results for the financial year ending 31 March 2006. We currently expect that implementation of IFRS may have a negative effect on our financial results, including distributable reserves and our ability to pay dividends.

        Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends

        As at 31 March 2005, we had a net pension deficit (net of deferred tax) of €578 million of which €510 million (net of deferred tax) is not currently recognised in our financial statements as a reduction in distributable reserves, determined in accordance with Financial Reporting Standard No. 17, "Retirement Benefits" ("FRS 17"). As permitted under the transitional rules for implementing FRS 17, €510 million of this net pension deficit is not currently recognised in the balance sheet but the deficit is disclosed in note 28 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements". If the deficit persists or increases in future periods (which is dependent, amongst other things, on changes in the valuation of publicly traded equities and interest rates), we may need to increase our pension contributions, which would have a negative impact on our cash flows, profitability, financial condition, net assets and distributable reserves and could impact on our ability to pay dividends. An actuarial review was completed as at 31 March 2005, which indicated that the actuarial valuation of the assets attributable to the pension fund was sufficient to meet more than 100% of the value of the scheme's accrued liabilities making due allowances for future increases on salaries and pensions. The actuary has recommended an increase in the employer contribution rate from 8.2% to 10% of pensionable emoluments (approximately €5 million per annum).

        Under current UK GAAP, we would be required to fully implement FRS 17 in our financial year ending 31 March 2006, at which time we would be required to recognise the full amount of any unrecognised surplus or deficit in our consolidated financial statements. If a deficit determined in accordance with FRS 17 continues to exist at this time, we would be required to recognise this deficit as a reduction in our net assets and our ability to pay dividends would be reduced by the amount of that unrecognised deficit or eliminated entirely. The Profit and Loss charge for pensions under IAS19 for the year ended 31 March 2005 is approximately €57 million. All other things being equal, the expected charge for the financial year ended 31 March 2006 will be less than €90 million.

        However, as described in the Risk Factor entitled "Changes in accounting principles (particularly the introduction of International Financial Reporting Standards (IFRS) may materially affect our financial results and our ability to pay dividends", we will prepare our financial statements for the financial year ending 31 March 2006 and thereafter in accordance with IFRS, rather than current UK GAAP (including FRS 17). The accounting treatment for a pension surplus or deficit under IFRS is different from FRS 17 and is addressed in International Accounting Standard 19 ("IAS 19"). The accounting treatment for first time adoption of IFRS is addressed in IFRS 1 which sets out how IAS 19 should be applied on first time adoption of IFRS. The adoption of IAS 19 as it currently stands allows the recognition of the net actuarial loss element of a pension deficit as a realised loss in the profit and loss account (and distributable reserves) to be spread over the average remaining working lives of employees in the scheme, provided the necessary actuarial information is available, rather than as a single reduction in distributable reserves as would be the case with FRS 17. Our distributable reserves, and consequently our ability to pay dividends, would be reduced to the extent that the deficit is required to be recognised at the end of each financial year. If we have a significant pension deficit in 2006 (which is dependent, amongst other things, on changes in the valuation of publicly traded equities and interest rates), depending on the accounting treatment adopted at that time, we may (unless we are able to take steps to increase distributable reserves within the Group) be unable to pay any dividends.

        In order to maintain or improve our profitability, we need to implement a further reduction in our existing workforce, which may be difficult to implement

        In order to maintain or improve our profitability, we need to continue to reduce our existing workforce. Our ability to do so, however, is limited by statutory protections enjoyed by our employees and our collective agreements with trade unions. Accordingly, we are focusing on reducing our workforce through, among other things, voluntary severance and early retirement programmes. We have reduced the average number of employees from 9,129 for the financial year ended 31 March 2003 to 8,306 for the financial year ended 31 March 2004 and to 7,595 for the financial year ended 31 March 2005. This decline in average headcount reflects the impact of our voluntary severance, as well as the reduction of employees in connection with our discontinuation, disposal and exit of various businesses, and outsourcing certain activities through Managed Service contracts. Although we intend to continue to offer voluntary severance and early retirement programs to our employees on a targeted basis, there can be no assurance that we will be able to implement further sizeable reductions.

        Unless we are able to achieve a sizeable reduction in our existing workforce over the next few years, our profitability is likely to decline. In addition, the measures that we implement to reduce employee numbers may entail significant costs affecting our earnings. We created a provision of €412 million in the financial year ended 31 March 2000 to finance our restructuring programme, which has been used principally to pay for staff exits. Included within this provision is a net deficit on an annuity plan of €78 million offered as part of the restructuring programme which is expected to be utilised over a period of 8 years. The remainder of the restructuring provision, of €8 million at 31 March 2004, was utilised by 30 June 2004.

        Further anticipated staff reductions in future years will impact our earnings.

        Changing technologies and markets could require us to make substantial additional investments, increase competition and have a negative impact on our turnover

        We operate in an industry characterised by rapid technological and market changes. We must anticipate and adapt to these changes and introduce, on a timely basis, competitively priced products and services that meet constantly changing industry standards and customer preferences. As new technologies are developed, we may have to implement these new technologies at a substantial cost to us in order to remain competitive. In addition, our competitors may implement new technologies, products or service initiatives before we do, allowing these competitors to provide lower-priced or better-quality services than we provide. In particular, the widespread adoption of Voice over IP ("VoIP"), services based on broadband access technologies may negatively impact our revenues from circuit switched voice services. If this occurs, it could hamper our ability to compete effectively and, as a result, decrease our turnover and operating profits.

        Our profitability may suffer if we are unable successfully to enter new markets, such as the markets for mobile and other non-fixed line telecommunications services

        As part of our strategy, we look to identify and exploit opportunities for future growth. One market that we believe may offer significant opportunities is the market for mobile telecommunications services. Up until May 2004, we were prevented from entering the mobile telecommunications market by our agreements with Vodafone Group plc, which we entered into in connection with the demerger of Eircell. We are working to identify value creating opportunities for a re-entry to the Irish mobile market, by acquisition or otherwise, taking account of the market situation, our disciplined expenditure programme, regulatory developments and the willingness of other authorised operators to enter into commercial arrangements. We may also, if we determine it to be in our interests, enter into other non-fixed line telecommunications businesses such as wireless telecommunications. In each case, we may be required to invest substantial funds and other resources or enter into strategic alliances with other authorised operators in order to enter and compete in these markets. We may not have the resources necessary for such investment or find suitable partners nor can we assure you that any businesses we enter into in the future will perform as well as we might expect or perform at all.

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

        A change in our tax residence could have a negative effect on our profitability

        Although we are incorporated in England and Wales, our directors seek, and intend to continue to seek, to ensure that our affairs are conducted in such a manner that we are resident in Ireland for Irish and UK tax purposes and for the purposes of the United Kingdom-Ireland double tax treaty. The UK tax authorities have confirmed that, based on the activities and circumstances of our subsidiaries as represented, we will not be liable to UK tax under the UK "controlled foreign companies" tax regime in respect of our subsidiaries.

        It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or the renegotiation of the United Kingdom-Ireland double tax treaty, or as a result of any change in the conduct of our affairs following a review by our directors or a change in the activities or circumstances of our subsidiaries, we could become, or be regarded as having become, resident in the United Kingdom or elsewhere or become liable to UK tax under the UK "controlled foreign company" tax regime.

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

Risks Relating to Regulatory and Licensing Matters

        The provision of telecommunications services in Ireland is subject to extensive regulation. The interpretation of existing regulations in a manner unfavourable to us, or the adoption of new policies or regulations that are unfavourable to us, could disrupt our business operations and could cause our operating profit to decline

        The telecommunications services that we provide are subject to extensive regulation. ComReg oversees the manner in which we provide many of our retail and wholesale services and regulates the prices at which they are provided. In addition, the Minister for Communication, Marine and Natural Resources ("the Minister") may, in the interests of proper and effective regulation of the telecommunications market, give policy directions to ComReg to be followed by ComReg in the exercise of its regulatory functions. ComReg is obligated to pursue a policy of fostering increased competition in the Irish telecommunications market, and requires us to provide specified wholesale services to other authorised operators in order to allow these operators to compete in the retail market. Providing these wholesale services has resulted in a loss of our market share in the retail fixed-line market, which we believe is likely to continue to decline. ComReg is also in the process of introducing new requirements to foster further competition, which could lead to further market share loss. We expect that other authorised operators will seek to exploit these new requirements to increase their market share, but we do not know to what extent these actions will impact us.

        ComReg recently issued new pricing directions over our wholesale services, which may negatively impact our turnover and operating profit

        ComReg requires us to provide wholesale services to other authorised operators and regulates the prices at which we offer these services. For example, the pricing of unbundled local loop access services, as well as the pricing of interconnect services which generate most of our wholesale revenues, generally must be based on the long-run incremental costs of providing them, together with a permissible rate of return on our capital.

        In November 2004 ComReg directed that the monthly rental for eircom's Unbundled Loop Metallic Path (ULMP) product would be set at €14.65 per month from 1 December 2004 for a period of twelve months, with increases in subsequent years limited to no more than the level of CPI. See Item 4D "Information on the Company, Our Business, Tariffs".

        The pricing for shared access to eircom's unbundled loops was not addressed in the ComReg decision on fully unbundled loops in November 2004. ComReg is currently consulting on this pricing and published a draft direction in March 2005 proposing a monthly rental price of €0.39. We have responded to these proposals rejecting them and are awaiting a response from ComReg.

        Consistent with the Minister's 26 March 2004 policy direction to ComReg, on 31 March 2004 we launched our enhanced carrier pre-selection single billing through WLR product. On 31 March 2004, ComReg directed that from 1 April 2004 prices for the WLR product were to be set at the retail price less 10% and this margin still applies in June 2005. In March 2005 ComReg published a draft direction on the market analysis for the Retail Fixed Narrowband Access Markets. ComReg states that it intends to continue with the application of the retail minus price control for WLR for the period of the Market Review.

        Proposed or directed changes to the prices of our wholesale products and services may negatively impact our revenue, profit and retail market share.

        ComReg is considering whether to introduce a price cap on our wholesale services, including interconnect services. Although we cannot predict the terms of any wholesale price cap ComReg may adopt, a wholesale price cap may restrict our ability to make changes to our wholesale prices and consequently may negatively impact our turnover and operating profit

        Currently, our wholesale interconnect tariffs are determined by us and submitted to ComReg for review and approval. Typically, the initial rates we set are subject to change as they are reviewed by ComReg, with a final rate set with retrospective effect. In May 2003, ComReg stated that it believed in principle that a wholesale price cap should be introduced and that it would consult further in a separate paper on this matter shortly. In August 2003 ComReg further noted that it found the responses received in regards to the consultation helpful and where appropriate would factor the responses into its analysis. ComReg has also recently commenced a bottom-up review of the costings of our core network. The outcome of this review may serve as an input to the setting of a wholesale price cap by ComReg. We believe that a price cap approach to wholesale prices is in principle a more favourable approach than the current approach that combines setting interim rates, finalising rates after year-end and making retrospective payments, if requested, based on final rates. However, ComReg could establish price caps on these wholesale services in a manner that could restrict our ability to make a profit on the provision of these services which would adversely affect our turnover and operating profit. ComReg has proposed moving to a price cap for interconnect services in the consultation on market analysis for Interconnection markets but acknowledges that the annual review regime may have to continue in the short term.

        If ComReg reduces our leased line prices or adopts new regulation of leased lines that is unfavourable to us, our turnover and operating profit may decline

        We are required to submit proposed prices or price changes for leased lines to ComReg for approval. Our leased line prices were last amended in June 2000. ComReg has indicated on a number of occasions that it intends to review leased line prices and from time to time has sought cost and market share data in relation to leased line prices.

        ComReg has issued a number of directions requiring us to transfer leased lines with minimum interruption in service at prevailing wholesale rates if a retail customer wishes to switch to another authorised operator for leased line services. ComReg issued the most recent direction on 15 January 2004 and the process to allow the transfer of leased lines from retail to wholesale customers has been implemented.

        Carrier pre-selection enhancements requiring us to provide single billing facilities and restrictions on our customer win-back activities could result in a loss of market share and a decline in our turnover and operating profit

        Since 2000, we have been required to provide carrier pre-selection ("CPS") for voice services to other authorised operators, which allows customers to select more easily the services of our competitors. In July 2002, ComReg required us to introduce carrier pre-selection enhancements, including measures that allow other authorised operators to combine line rental and call services in a single bill. Until now, customers of our competitors have generally received two bills: one from us for line rental and one from the other operator for calls.

        In January 2003 ComReg directed the implementation of single billing products: Single Billing Products through Wholesale Line Rental (SB-WLR), Agency Rebilling (SB-AR) and Wholesale Ancillary Services (WAS). Under SB-WLR we are obliged to offer other authorised operators a wholesale version of retail line rental with all calls being carried through CPS. SB-AR is an agreement for onward billing to the end-user. WAS services permit call tracking, call barring, voicemail, call waiting, three way calling and alarm/reminder call. These changes may make the services of our competitors more attractive to customers

        On 24 September 2003, ComReg directed a change to the industry code of practice to establish a "no contact" period of three months for all win-back activities other than win-back activities relating to single-billing through WLR services, to which a "no contact" period of four months applies. The directed three month "no contact" period for CPS, which applies to all authorised operators, was due to be reviewed by ComReg within 18 months of the original direction, i.e. by March 2005. However, ComReg have not indicated whether they will review this arrangement. We have raised serious concerns regarding the legal basis of ComReg's direction. The proposed amended CPS code of practice outlined in ComReg's direction has been suspended by ComReg because other operators refused to sign up to it. In light of industry concerns, ComReg published a consultation entitled "Amendment of Certain Terms and Conditions of Operators' General Authorisation" in August 2004. This consultation proposed to include the CPS code of practice in the General Authorisation. We responded to this consultation in October 2004 and to date there has been no further response from ComReg. Our policy is to comply with the industry code of practice while continuing to consistently raise concerns regarding the legal basis of the code with ComReg.

        If we are found to be in violation of applicable laws and regulations in relation to our win-back activity, we could be subject to financial penalties and ComReg could further restrict our procedures or initiate enforcement proceedings. Any or all of these recent developments could result in further loss of market share and a decline in our turnover and operating profit.

        Our universal service obligations could have a negative impact on our profitability

        Under European Union directives that have been implemented into Irish law, ComReg is required to promote the availability of specified telephony services to all users in Ireland, regardless of their geographical position, at an affordable price. We are the only telecommunications provider in Ireland obligated to provide these services, known as universal service obligations ("USO"), and we are required to do so even if the service is uneconomic from our perspective. Our USO requires us to provide basic voice services, standard fax and low-speed data services and reasonable access to public pay phones and directory enquiry services as well as services adapted for disabled users. In addition USO services are required to be provided at geographically averaged prices throughout Ireland.

        We are not reimbursed for any of the net cost of providing these services. There is a statutory provision that permits ComReg to establish a fund that would allow us to recover part of the costs of meeting our USO if ComReg determines that the net cost of meeting our USO is an unfair burden on us. We have completed an independent study of the net cost of USO on the Company and we are considering seeking the establishment of such a fund in the current year. If such a fund is not established it will have neutral impact on the current operating profit. However if the losses we incur from satisfying our USO increase and a USO fund is not established, our operating profit may be negatively impacted.

        As a result of government and regulatory initiatives, we may be subject to increased competition in broadband, which may negatively impact our turnover and our profitability

        The Irish government has taken a number of initiatives in the context of the national development plan to promote investment in broadband infrastructure in Ireland. This includes the development of Metropolitan Area Networks ("MANs"), which can provide wholesale broadband capacity in certain cities and towns around Ireland. In June 2004 the Government awarded a 15 year contract to E-net (an authorised operator in the electronic communications industry) to operate a wholesale, operator neutral service through the MANs. In addition, national connectivity is now also available through the backbone network developed by the State funded Electricity Supply Board and Bord Gais. If the effect of government investment is to assist other competitors in building their own networks, we may suffer a competitive disadvantage.

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

        Under the New Regulatory Framework ComReg has also proposed the introduction of new retail price constraints for Broadband and a fixed money amount margin squeeze between retail and wholesale Bitstream prices. We have appealed this Decision to the Appeals Panel and are awaiting further clarification. The outcome of the appeal may have an impact on the timing of our retail broadband proposition development, specifically in terms of price changes designed to further stimulate the market. This arises because the proposed regulatory approach to broadband pricing may require us to offer one or more of our wholesale bitstream products at prices we believe to be uneconomic.

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

        Other developments by Government include:

  •
  In December 2003, the Minister announced a broadband action plan, which includes: government funding to deliver broadband throughout Ireland, including continued funding for the development of government owned MANs; a scheme assisting rural communities in obtaining broadband services from a range of providers; increased fines for violations of communications laws and new policy directions to ComReg requiring it to promote competitive pricing;

  •
  On 10 February 2004, the Minister launched a new independent, consumer information website about broadband services in Ireland where consumers can compare the price of offerings from a number of Irish broadband service providers;

        Regulatory investigations and litigation may lead to fines or other penalties

        We are regularly involved in litigation and regulatory enquiries and investigations involving our operations. ComReg and other regulatory bodies regularly make enquiries and conduct investigations concerning our compliance with applicable laws and regulations. On 17 October 2002, ComReg, determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with its obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, it may become subject to substantial criminal and civil penalties and fines.

        On 14 February 2005 we lodged an appeal with the Electronic Communications Appeal Panel ("Appeals Panel") against the ComReg direction which directed us to provide a fit for purpose response to Operators' requests for the development of a number of Local Loop Unbundling ("LLU") processes to support combined ordering of LLU and Geographic Number Portability (GNP), bulk ordering of LLU and migration from other wholesale products to LLU. On 15 February 2005 ComReg issued an enforcement order, compelling us to comply with the direction. On 17 February 2005, the High Court granted us a stay and leave for Judicial Review of ComReg's enforcement action. The judicial review hearing in the High Court finished at the end of May and a decision is expected shortly. If we are unsuccessful in our judicial review of ComReg's enforcement order, ComReg may commence High Court proceedings against us seeking financial penalties or other remedies.

        Given the inherent unpredictability of litigation, it is possible that an adverse outcome in some matters could, from time to time, have a material adverse effect on our operating results or cash flows in certain quarterly or annual periods.

        Planning licence fees, if applicable to us, may adversely affect our profitability

        Under Irish planning legislation introduced in 2003, where a licence is granted by a planning authority to a person to erect, construct, place and maintain overhead cables or wires on, over or along a public road, a fee is payable to the planning authority for every year or part of a year for which the licence is granted. This fee could be determined to apply to our networks, which encompass overhead wires and poles. If it is determined that the licence fee is applicable to our networks and is enforced on an annual basis, it may adversely affect our profitability.

ITEM 4
INFORMATION ON THE COMPANY

eircom Group plc

        Valentia Holdings Limited was incorporated in England and Wales on 9 July 2003 under the Companies Act 1985 as a private company limited by shares with registered number 04827199. Valentia Holdings Limited changed its name to eircom Group Limited on 26 February 2004. It was re-registered as a public limited company under Section 43 of the Companies Act 1985 on 8 March 2004.

        The registered number of eircom Group plc is 4827199. Its registered office is at 1 Park Row, Leeds LS1 5AB; telephone number +44 113 244 5000; fax number + 44 113 244 8000. The head office of eircom Group plc is at 114 St. Stephen's Green West, Dublin 2.

Valentia Telecommunications

        Valentia Telecommunications was incorporated in Ireland as a private company with limited liability on 14 December 1998 under the Companies Acts, 1963 to 2001. On 28 July 2003, it was re-registered as Valentia Telecommunications, a public unlimited company with a share capital. It is Irish domiciled and is governed by the Companies Acts, 1963 to 2003.

        The registered number of Valentia Telecommunications is 298420. Its registered office is at 114, St. Stephen's Green West, Dublin 2; telephone number +353 1 671 4444; fax number +353 1 671 6916.

eircom Limited

        eircom Limited was incorporated in Ireland as Bord Telecom Eireann on 15 December 1983. It was incorporated as a limited company by the Irish government under the Companies Acts, 1963 to 1983 by virtue of the Postal and Telecommunications Services Act, 1983.

        On 20 December 1996, it was re-registered as a public limited company. On 6 September 1999, Bord Telecom Eireann public limited company was re-named eircom public limited company. On 26 February 2002, the company was re-registered as a private company with limited liability named eircom Limited. It is an Irish domiciled company and is governed by the Companies Acts, 1963 to 2003.

        The registered number of eircom Limited is 98789. Its registered office is at 114, St. Stephen's Green West, Dublin 2; telephone number +353 1 671 4444; fax number +353 1 671 6916.

eircom Funding

        eircom Funding was incorporated in Ireland on 15 July 2002 as a public limited company under the Companies Acts, 1963 to 2001. On 28 July 2003, it was re-registered as eircom Funding, a public unlimited company with a share capital. It is Irish domiciled and is governed by the Companies Acts, 1963 to 2003.

        The registered number of eircom Funding is 359251. Its registered office is at 114, St. Stephen's Green West, Dublin 2; telephone number +353 1 671 4444; fax number +353 1 671 6916.

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

        In March 2004, eircom Group plc in an Initial Public Offering (the "IPO") issued new ordinary shares and the eircom Employee Share Ownership Trust ("ESOT") subscribed for new ordinary shares pursuant to a rights issue (the "ESOT Ordinary Share Rights Issue"). Simultaneously certain of our shareholders offered their ordinary shares (equating to more than 50% of the ordinary shares in eircom Group plc) to institutional and other sophisticated investors outside the United States and to qualified institutional buyers in the United States pursuant on the exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act"). eircom Group plc's shares were listed on the London and Irish Stock Exchanges on 24 March 2004. We amended the terms of our Senior Notes and Senior Subordinated Notes primarily to provide greater flexibility to pay dividends to our shareholders and on 18 March 2004 we entered into the current Senior Credit Facility (of which €1.25 billion was drawn down) to refinance certain existing indebtedness and to pay certain fees, costs and expenses associated with the IPO (See Item 10B "Additional Information—Material Contracts").

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

Note on Information Sources

        eircom Group operates in an industry in which it is difficult in certain cases to obtain precise industry and market information. Unless the source is otherwise stated, the industry and market data in this document have been derived from our management records. The non-financial operating data included in this document have been extracted without material adjustment from our management records. Where stated, the market and competitive position data in this document have been obtained from quarterly and other information published by ComReg, or from other third party sources. None of such data has been independently verified by eircom Group.

B.    ORGANISATIONAL STRUCTURE

Corporate Structure

        The following chart provides a simplified overview of the corporate structure of our Group and does not include all of our subsidiaries. All of our operating subsidiaries are held below eircom.

Principal Subsidiary Undertakings and Associated Undertakings

        The following are the principal subsidiary undertakings and the associated undertakings of eircom Group as of 31 March 2005.

Name	Proportion of Share Capital Held	Nature of Business	Registered Office and Country of Incorporation
Principal Subsidiary Undertakings
Valentia Telecommunications (unlimited public company)	100%	Holding company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Funding (unlimited public company)	100%	Financing company	114 St. Stephen's Green West, Dublin 2, Ireland.
Irish Telecommunications Investments Limited	100%	Telecommunications financing and treasury management	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (U.S.) Limited	100%	Marketing of telecom services in USA	114 St. Stephen's Green West, Dublin 2, Ireland.
Osprey Property Limited	100%	Property development company	Leitrim House, Upper Stephen's Street, Dublin 8.
Eirtrade Services Limited	100%	Provision of electronic trading services	114 St. Stephen's Green West, Dublin 2, Ireland.
Indigo Group Limited	100%	Provision of internet services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (UK) Limited	100%	Provision of telecommunications and related services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, United Kingdom.
Lan Communications Limited	100%	Systems integrator	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Investments BV	100%	Investment holding company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.
Eircable Limited	100%	Investment holding company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Holdings Limited	100%	Investment holding company	114 St. Stephen's Green West, Dublin 2, Ireland.
Continuous Communications Systems Limited	100%	Communications contractors	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (Infonet Ireland) Limited	100%	Provision of global data services	114 St. Stephen's Green West, Dublin 2, Ireland.
GoFree Limited	100%	Property investment company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Net BV	100%	Investment holding company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.
eircom International Networks Limited	100%	Provision of telecommunications and related services	114 St. Stephen's Green West, Dublin 2, Ireland.

eircom Phonewatch Limited	100%	Installation, monitoring and maintenance of residential security systems	114 St. Stephen's Green West, Dublin 2, Ireland.
Associated Undertakings
eircom Enterprise Fund Limited	50%	Seed capital company and early stage fund company	114 St. Stephen's Green West, Dublin 2, Ireland.
Beacon Integrated Solutions Limited	49%	Information technology consultancy	Howley's Quay, Limerick, Ireland.
Telecom Engineering Services Limited	35%	Telecommunications engineering services	Unit 14, Cherry Orchard Industrial Estate, Dublin 10, Ireland.
Altion Limited	33%	Telecommunications software solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.
Buy4Now Limited	22%	E-commerce software developer	9 The Mall, Beacon Road, Sandyford Industrial Estate, Dublin 18, Ireland

C.    PROPERTY

        The Group occupies approximately 1,292 properties. The tenure of these properties may be summarised as follows:

  •
  approximately 1,005 are freehold;

  •
  67 are held under long-term leases (leases with a term in excess of 50 years);

  •
  46 are held under short-term leases (leases with a term of less than 50 years);

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

        The properties are used for the following functions:

Function	Number of properties
Telephone exchanges	1,094
Area engineering headquarters	43
Offices	24
Mast/radio sites	72
Cable stations	1
Other	58

        eircom, in partnership with Commissioners of Public Works ("the Commissioners"), in Ireland has secured planning permission for a mixed-use residential and commercial development on the site which we jointly own (freehold) with the Commissioners at St. John's Rd., Dublin 8. In March 2005 we acquired the Commissioners' interest in approximately 15% of the site. We intend to develop up to 250,000 sq. ft. of office space, as part of our plan to consolidate our Dublin leased office portfolio for our own use. The remaining 85% of the site has been sold jointly with the Commissioners and realised approximately €41.5 million in cash for eircom (before costs).

        Osprey Property Limited has been incorporated to manage the development sites within the eircom property portfolio.

        The Group owns or occupies the following principal establishments:

Property	Area (Buildings, gross sq.m.)	Tenure	Use
Dame Court, Dublin	8,592	Freehold	International exchange
Adelaide Rd., Dublin	5,360	Freehold	International exchange
Citywest, Dublin	8,326	Leasehold: 999 year lease from 1 March 1998	Network Management Centre
Crown Alley, Dublin	5,225	(1) Freehold (2) 150 year lease from 25 March 1889	National exchange & ISP hub
Clondalkin, Dublin	6,219	Freehold	Logistics Centre
Mervue, Galway	9,791	Freehold	National exchange, office & depot
Templehill, Cork	2,465	Freehold	Engineering depot
Dame Lane, Dublin	1,518	Freehold	Office
Beggars Bush, Dublin	1,908	Leasehold: 63 years from 7 November 1968	National exchange
Churchfield, Cork	11,771	Leasehold: Two Leases, both 99 years from 1 October 1973	National exchange & office
Roches St., Limerick	5,495	Leasehold:	National exchange & office
		(1) 983 years from 25 March 1799
		(2) Two Leases: both 995 years from 25 March 1803
		(3) 900 years from 1 May 1831
		(4) 900 years from 25 March 1883
		(5) 140 years from 1 December 1947
Quaker Rd., Cork	2,334	Freehold	National exchange
Summerhill, Dublin	1,686	Freehold	National exchange
Priory Park, Dublin	2,367	Two Leases:	National exchange
		(1) 999 years from 25 March 1935
		(2) 999 years from 1 September 1946
Blanchardstown (Grove Road), Dublin	3,221	Freehold	National exchange
St. Stephens Green, Dublin	7,360	Leasehold: 35 years from 1981	Office—Corporate Headquarters
Telephone House, Dublin	9,095	Leasehold: 44 years from 1971	Office—Operator Services 999 Facility)

D.    OUR BUSINESS

Introduction

        We are the principal provider of fixed-line telecommunications services in Ireland. According to quarterly data published by ComReg, we had a market share throughout the three years ended 31 December 2004 of approximately 79% of the Irish fixed-line market, based on turnover. As the incumbent fixed-line telecommunications provider, we have the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach, and our competitors rely heavily on our infrastructure. We are also the leading Internet service provider, ("ISP"), in Ireland with approximately 602,000 subscribers as of 31 March 2005. As of 31 March 2005, we had approximately 2 million fixed-line telephone access channels in service, of which approximately 1.6 million were PSTN lines and approximately 0.4 million were ISDN channels. As of 31 March 2005, approximately 128,000 PSTN lines that were enabled for simultaneous support of PSTN and ADSL bitstream, permitting simultaneous, high-speed transmission of voice and data over our network, had been taken up by retail and wholesale customers. We had turnover of approximately €1.6 billion in the financial year ended 31 March 2005 and total fixed and current assets of approximately €3.5 billion as of 31 March 2005.

        We offer residential and business customers a wide range of retail services and products, including:

  •
  fixed-line voice services, including PSTN and ISDN access; local, national and international voice services; advanced voice services; customer premises equipment sales; public payphones; sale and monitoring of domestic alarm systems and directory enquiries; and

  •
  fixed-line data services, including domestic and international data transmission services, such as ADSL; leased lines and advanced data packet-based services, including asynchronous transfer mode ("ATM"), frame relay and IP services; managed data networking services; hosting and Internet access and related information technology services.

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

  •
  geographic and non-geographic number portability, which allows customers to keep their telephone numbers regardless of the authorised operator they choose; and

  •
  flat-rate Internet access call origination ("FRIACO"), allowing other authorised operators to offer bundled or unmetered Internet access.

Capital Expenditure

        During the financial year ended 31 March 2005, we had cash outflows relating to capital expenditure on plant, equipment and property of €194 million net of grants of €nil million. This capital expenditure was used primarily to grow and renew our existing network in order to improve our service and customer satisfaction. In the financial years ended 31 March 2004 and 2003, we had cash outflows relating to capital expenditure of €208 million, net of grants of €1 million, and €197 million net of grants of €nil million, respectively, which were used primarily to modernise our fixed-line network. Over the next few years, we expect to continue to pursue a focused and disciplined capital expenditure programme, and to maintain levels of capital expenditure on our operations broadly in line with current levels. As technology develops, we will review the opportunities to invest in new technology to improve services and reduce costs. We plan to continue to use this capital expenditure primarily to grow and renew our existing network in order to improve our services and customer satisfaction. However, regulatory requirements or technical innovations implemented by our competitors may require us to increase our capital expenditure. In addition, with the funds realised from the sale of property, additional capital expenditure will be committed in the future to property improvements.

        We expect to fund our current capital expenditure requirements from internally generated funds and through existing financing arrangements (including the Senior Credit Facility).

Our Strengths

        We believe we have a number of strengths, including the following:

        We are the leading provider of fixed-line telecommunications services in Ireland with strong brand recognition eircom is the recognised name for fixed-line telecommunications services in Ireland. Despite the opening of the Irish fixed-line telecommunications market to full competition in 1998, which led to an initial decline in both our market share and turnover, we have largely been able to defend our market share. According to quarterly data published by ComReg, throughout the four-year period ended 31 December 2004, we had a market share of approximately 79%, based on turnover.

        We have the most extensive network infrastructure in Ireland, and are the principal provider of wholesale services to other authorised operators

        We believe that our access network reaches approximately 99% of the population in Ireland. Our position in the wholesale market derives from the extent of our network. Our fixed-line retail competitors rely heavily on our network, which gives us a strong position to market fixed-line wholesale and network services to other domestic and international authorised operators. Our position in the wholesale market provides us with an opportunity to retain the wholesale component of any business lost to competitors at the retail level.

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

        For the financial year ended 31 March 2005, 31 March 2004 and 31 March 2003, we carried approximately 5.0 billion, 5.9 billion and 5.3 billion dial-up data minutes, respectively, for our retail customers. We are the leading Internet service provider, or ISP, in Ireland, through eircom.net and Indigo, with approximately 602,000 subscribers as of 31 March 2005.

        We offer a portfolio of advanced data services, including Business IP+, ATM, and frame relay, which allow multi-site customers to share data services among different sites.

        In April 2003, we launched our new low-cost retail ADSL service, which has generated increased customer demand. On 1 March 2004, we restructured both our retail and wholesale broadband product portfolios and introduced new retail and wholesale products priced below our previous entry level offerings. We continued to promote ADSL with our "Summer Surf" campaign which began on 1 June 2004 and to stimulate market demand both with new products and with promotional offers. From September 2004 through March 2005, we ran our free trial promotion allowing potential customers to trial our ADSL offerings for two months free of charge with no obligation to continue at the end of the trial period. Total ADSL and bitstream lines at 31 March 2005 were approximately 128,000. A further promotional campaign including two months free rental was launched on 4 April 2005. On 16 June 2005 we announced the introduction of a "time based' broadband product. The product is aimed a lighter internet users who have yet to experience broadband. We expect the product to be available to customers from July 2005. In addition, in order to stimulate traffic and protect our turnover, we are continuing to introduce and promote new retail services and products including new calls and access bundles, digital enhanced cordless technology phones ("DECT") phones, short messaging services ("SMS"), call management services, business IP services, WiFi and tiered flat rate internet access. We are also continuing to introduce and promote new wholesale services and products, including ADSL bitstream access to support broadband services and FRIACO to support tiered flat-rate charging for Internet access.

  Our business generates strong cash flows

        Our business is strongly cash generative, with group EBITDA from continuing operations of €532 million in the financial year ended 31 March 2005, €562 million in the financial year ended 31 March 2004 and €524 million in the financial year ended 31 March 2003. We have maintained our cash flows against competitive and regulatory pressures by increasing operational efficiencies and reducing costs through a group-wide restructuring programme. Going forward, we plan to maintain our current cash flow levels by continuing to exercise strict cost controls and reducing headcount. In addition, while historically we have invested heavily in our core network, we have reduced capital expenditure in recent years, primarily as a result of better efficiency in our network expenditure, the exiting of our mobile telecommunications business and the exiting or curtailing of our business activities in other non-core areas. Over the next few years, we anticipate that capital expenditure on operations will be broadly in line with current levels.

  We have a strong management team

        Our strong management team has extensive experience operating in the telecommunications industry as well as other industries, including technology and media, financial services and airlines. See Item 6 "Directors, Senior Management and Employees" for more information about the experience of our management team. The management team has demonstrated its skill in such areas as reducing costs and increasing efficiencies across our business, defending market position, rolling out new commercial offerings such as ADSL and working effectively with ComReg. Our management team also has sophisticated commercial and financial expertise gained through completing a number of complex transactions, including our exits from our mobile telecommunications business, Eircell, and our directory services business, Golden Pages, the acquisition of the entire share capital of eircom by Valentia Telecommunications and our reorganisation and refinancing and the admission in March 2004 of eircom Group plc's ordinary shares to the official list of the Irish Stock Exchange and of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange ("Admission" or "Listing") described in Item 4 "Information on the Company".

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

  •
  Introducing new services and products and exploiting technology developments that are attractive to our customers and that help stimulate fixed-line voice and data traffic; and

  •
  Continuing to promote the advantages of fixed-line communications services over mobile services by highlighting the superior affordability, capacity, quality and reliability of fixed-line services.

  Enhancing Cash Flow

        We will continue to focus on improving underlying cash generation in our operations by reducing our operating costs and maintaining control of our investment expenditure through further reductions in headcount and a disciplined expenditure programme.

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

  •
  Maximising network rollout, and availability;

  •
  Implementing innovative promotions to stimulate customer demand;

  •
  Gaining incremental revenues from the sale of add-on products; and

  •
  Increasing the total Internet base by stimulating new connections and migration through a range of services from metered dial-up through flat-rate dial-up to ADSL service.

  Capturing the Mobile opportunity

        We are working to identify value creating opportunities for a re-entry to the Irish mobile market, by acquisition or otherwise, taking account of the market situation, our disciplined expenditure programme, regulatory developments and the willingness of other authorised operators to enter into commercial arrangements.

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

        The principal retail and wholesale products and services that we offer are:

	Retail			Wholesale
•	PSTN, ISDN and ADSL access (rental and connections)		•	ADSL bitstream
•	PSTN and ISDN traffic (voice and data), including:		•	Interconnect
	•	Basic voice traffic		• Domestic interconnect services
	•	Advanced voice services such as:		• International interconnect services
Freefone
		Cost-shared and premium rate services	•	Wholesale leased lines and partial private circuits
	•	Virtual private networks
	•	eircom Teleconferencing	•	Unbundled local loops
	•	eircom Chargecard
	•	Fixed-line Short Messaging Services	•	Flat-rate Internet Access Call Origination,
	•	Internet services, including retail tiered flat-rate Internet access	•	Geographic and non-geographic number portability
•	Data communications, including:		•	Carrier pre-selection and carrier pre-selection
	•	National and international leased lines		enhancements, including:
	•	IP services		• carrier pre-selection
	•	Switched data services, such as		• carrier pre-selection single billing through WLR,
		Frame relay		• carrier pre-selection agency re-billing
		ATM		• carrier pre-selection single billing through WLR
		Packet switching		ancillary services
	•	ISP and Managed data networking services
	•	Hosting	•	Fixed-line SMS
	•	Wi-Fi services
			•	Other services, including:
•	Value Added Services:			• Narrowband access
	•	eircom Phone Services		• Mast access
	•	Customer-focused content packages		• Signalling connect control point
	•	Consumer Devices
•	Other services, including:
	•	Customer premises equipment
	•	Public payphones
	•	Operator services
	•	Supply and monitoring of alarm systems

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

        We provide access through PSTN, ISDN and ADSL lines. Each PSTN telephone line provides a single access channel and is connected to our fixed-line network through our local digital exchanges. Each ISDN line provides up to 30 channels over a single physical connection. We offer two levels of ISDN service: basic rate access, which is provided over our copper access loop, consists of two access channels and is mainly used by residential customers and small businesses; and primary full or fractional rate access, which is provided over a fibre or radio connection, consists of between 16 and 30 access channels and is primarily used by larger businesses. As of 31 March 2005, we had approximately 1.5 million active PSTN lines, approximately 0.4 million ISDN channels and approximately 97,000 ADSL lines used by our retail customers.

        The following table shows selected information relating to our PSTN and ISDN channels as of the dates indicated:

	As of 31 March
	2003	2004	2005
	(in thousands)
Retail access channels
PSTN access lines(1)	1,586	1,578	1,491
ISDN access channels(2)	328	360	361

Total retail access channels	1,914	1,938	1,852

ADSL	3	31	97

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

        While the number of PSTN/IDSN channels provided through its retail business reduced from 1.938 million to 1.852 million in the year ending 31 March 2005, the overall number of PSTN/IDSN channels provided by eircom increased from 1.959 million to 1.988 million when account is taken of the take-up of approximately 120,000 WLR lines by other operators during the year. We believe that demand for ISDN access will slow in the future as data growth is increasingly served by other new data services; for example, as we encourage data users to migrate to ADSL. We will continue to promote ISDN access as an upgrade to PSTN, as a two-line voice/data service. We expect that PSTN access volumes in the future will be flat or decline slightly, due to migration to ISDN and as a result of voice traffic being carried on mobile lines.

  PSTN and ISDN traffic (voice and data)

        We offer local, national, fixed-to-mobile, international and advanced voice services to residential and business customers throughout Ireland at tariffs that vary depending on a number of factors, including the duration of the call, the distance between the points of origin and destination, the time of day and the day of the week the call is made and any discount package selected by the customer. In addition, traffic market share figures published in their most recent quarterly reports are not complete as they exclude Internet minutes. We continue to operate a model to estimate market share including inputs for (i) our retail volumes, (ii) minutes provided by other authorised operators through CPS, CA and CS and (iii) minutes provided by other authorised operators through direct connection. We estimate based on our internal traffic analysis system, that our share of the fixed-line traffic market was approximately 76% for the full month of March 2004 and had declined to approximately 71% for the full month of March 2005.

        The following table shows selected information relating to our fixed-line voice traffic for the periods indicated:

	Financial Year Ended 31 March
	2003	2004	2005
	(in millions)
Basic voice traffic minutes
Domestic
Local(1)(10)	4,013	3,642	3,203
National(2)	1,297	1,136	1,019
Fixed-to-mobile(3)	1,226	1,241	1,174
International(4)	593	533	478

Total basic voice traffic	7,129	6,552	5,874
Advanced voice traffic minutes
Freefone traffic(5)	288	323	276
Virtual private networks(6)	239	288	323
Premium rate services(7)	28	23	23
Other advanced voice services	98	79	55

Total advanced voice traffic	653	713	677

Total voice traffic(8)(9)	7,782	7,265	6,551

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

(10)
A portion of local voice minutes were reclassified as PSTN data minutes in the financial year ended 31 March 2004.

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

        Although we expect continuing price pressure, we seek to stimulate traffic demand by offering call management services, including voicemail, call forwarding, three-way calling and teleconferencing. We have introduced a charge for call management services, which took effect in July 2000, and have increased these rates in April 2002, in March 2003 and again in February 2004. We have experienced significant growth in the volume of our call management services in recent years and, with approximately 552,600 customers now using call answering, our call completion rate was approximately 74% for the year ended 31 March 2005 compared to 73% for the year ending 31 March 2004 and 71% for the year ended March 2003.

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

          We experience particularly strong competition in the market for Freefone, cost-shared and premium rate services, and have seen significant displacement of fixed line premium rate services to SMS premium services over mobile, and a movement to lower value codes in fixed line premium rate services.

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

        eircom Teleconference.    eircom Teleconference allows our customers to bring large or small groups of people together on one telephone call. The service is accessed by dialling a dedicated eircom Teleconference access number and entering personal PIN codes to activate the call. The benefits of eircom Teleconference include cost savings realised through reduced travel expenses and more effective use of time, in addition to reducing the stress and frustration caused by constant business travel. eircom Teleconference calls can be booked in advance or accessed on demand, and may be hosted by an operator on request.

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

        Fixed-line short messaging service.    In addition to these voice services, we also offer our new SMS services. SMS enables us to provide a text-messaging facility between fixed and mobile networks. We anticipate growing demand for this service in light of the rapid growth in the mobile text messaging market and as phones with SMS capability are adopted for fixed-line use. To develop this business we launched an SMS-enabled DECT phone at the end of June 2002. Since the launch, we estimate that customers have purchased approximately 309,000 SMS-enabled DECT phones from us and other vendors.

        Internet services.    We are the leading ISP, in the Irish market for narrowband, or dial-up, Internet access, through our ISPs, eircom.net and Indigo. Our retail customers access our ISPs or those of other providers through:

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

        Following the introduction of our wholesale FRIACO service, which allows ISPs to offer flat-rate Internet access, we introduced bundled or tiered services under the "1893" access code that include a specified number of hours of usage per month for a fixed monthly payment. We launched our retail tiered flat-rate service on 4 September 2003. At 31 March 2005, we had a base of over 82,000 flat-rate customers. We are developing our product portfolio with a view to migrating customers from dial-up narrowband services to tiered flat-rate services and broadband ADSL services. While we expect this strategy to increase our revenue from data communications, it has resulted in a reduction in the growth in narrowband Internet access minutes and revenues as customers migrate to Flat rate and ADSL services. Our ADSL services are described under "PSTN, ISDN and ADSL Access—Rental and connections" below.

        The following table shows selected information relating to our narrowband data traffic for the periods indicated:

	Financial Year Ended 31 March
	2003	2004	2005
	(in millions of minutes)
PSTN
"1891" Internet access	1,101	813	536
Freeserve access (including geographic and "1892")(1)(3)	2,458	2,941	2,353
"1893" FRIACO	—	266	811
ISDN(2)	1,752	1,870	1,352

Total narrowband data minutes	5,311	5,890	5,052

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

(3)
A portion of local voice minutes were reclassified as PSTN data minutes in the financial year ended 31 March 2004.

  ADSL

        We launched our broadband products in May 2002 and currently have an extensive range of broadband services targeted at residential and business customers. At present, we provide five fixed-line ADSL services, two of which are aimed at the residential market with the remaining three targeted at the business market. All of our DSL fixed-line packages are based on Rate Adaptive Asymmetric DSL, or ADSL, technology. ADSL is called asymmetric because a greater bandwidth is provided for the downstream transmission of data from the server to the client, compared to the return direction. Rate-adaptive ADSL is an ADSL technology that automatically determines the maximum rate at which signals can be transmitted on a given customer phone line and adjusts the delivery rate accordingly. The table below summarises our current fixed-line broadband offerings, as of 16 June 2005. This summary table includes the recent upgrading of download speeds as mentioned below:

Product Name	Download speed	Upload speed	Monthly Download allowance	Contention Ratio	Monthly rental
Home Starter	1 Mbps	128kbit/s	8 Gb	48:1	€33.05(2)
Home Plus	2 Mbps	128kbit/s	16 Gb	24:1	€45.00(2)
Business Starter	2 Mbps	128kbit/s	20 Gb	24:1	€45.00(2)
Business Plus	3 Mbps	256kbit/s	40 Gb	24:1	€89.00(2)
Business Enhanced	4 Mbps	256kbit/s	Unlimited	24:1	€169.00(2)
Time	1Mbps	128kbit/s	20 hours usage	48:1	€20.65(2)

(1)
All the above products use rate-adaptive ADSL.

(2)
Excluding VAT, currently chargeable at 21%.

        We have been developing the market through a continuous series of promotional offers combined with strong sales and marketing activities.:

  •
  In April 2003, we launched eircom broadband Starter, a new, lower priced "rate-adaptive" ADSL service with pricing and performance levels (256-512 Kbps download) targeted at both the residential and business markets, where previously only a business oriented product was available. In early October 2003, we launched a three-month promotion to further stimulate broadband sales which provided either free connection on self installation, a free modem and free rental for the first month or connection at the full price, a free modem and 12 months rental at €35 per month (excluding VAT). This promotion was extended for two months until the end of February 2004.

  •
  On 1 March 2004, we reduced the price of broadband to our customers by approximately 26.6% with the introduction of "eircom broadband home starter" which is broadly equivalent to our previous broadband starter product but was offered at a lower price. We also revised the packages we offered to both business and residential customers.

  •
  A new broadband promotion known as "Summer Surf" was launched in late May 2004, to run from 1 June 2004 until the end of August 2004 offering free connection, free router (or reduced price wireless router) and free monthly subscription until the end date of the promotion period.

  •
  From September 2004 to the end of March 2005, we ran our free trial promotion allowing potential customers to trial our ADSL offerings for two months free of charge with no obligation to continue at the end of the trial period. Since January 2005, we have included a free wireless modem in the trial offer.

  •
  In April 2005, the free trial promotion was superseded by a new promotion offering two months free rental, free connection and a free wireless modem, subject to a minimum six month contract. This promotion ended on 3 June 2005.

  •
  From 8 April 2005, we increased the speed of broadband downstream access for all the broadband fixed line products. Our entry level product, eircom broadband home starter doubled in speed from 512 Kbps to 1Mbps, Home Plus and Business Starter speed quadrupled from 512 Kbps to 2Mbps, Business Plus trebled in speed from 1Mbps to 3Mbps and Business Enhanced doubled from 2Mbps to 4Mbps. eircom broadband entry level speeds are now amongst the fastest in Europe.

  •
  On 16 June 2005, we announced the introduction of 'time-based' broadband at a promotional price of €19.99 per month (including VAT) for new broadband customers (€24.99 including VAT to existing customers). eircom Broadband Time is aimed at attracting lower usage dial-up customers to the broadband market. Offering 20 hours of broadband access per month at download speeds of 1Mbps (rate-adaptive ADSL), the reduced price of €19.99 will apply until 31 March 2006 for those customers signing up between July and September 2005. Customers exceeding the twenty-hour limit will be charged 4c per minute for additional usage to a cap of €49.99 (including VAT). On the same date, we announced the introduction of a new promotional price for eircom Broadband Home Starter of €29.99 per month (including VAT) and a promotional price of €35 per month (excluding VAT) for our eircom Broadband Business Starter product. These promotional prices will apply until 31 March 2006 for those new broadband customers signing up between July and September 2005.

  •
  As at 31 March 2005, we were providing retail ADSL services over approximately 97,000 lines.

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

        The following table shows the number of our national and international retail leased lines for business customers as of the period ends indicated:

	As of 31 March
	2003	2004	2005
Retail leased lines
National leased lines	18,844	17,720	15,932
International leased lines	489	371	263

Total retail leased lines	19,333	18,091	16,195

        We have experienced a reduction in our Retail leased line base as a result of competition and as a result of restructuring data networks by our customers to smaller numbers of higher capacity lines or to other data communications services such as ATM, Frame Relay, BIP or DSL. In addition, in the year ending 31 March 2005, a group of 250 circuits was recategorised from Retail to Wholesale and there was an in-situ transfer of approximately 300 leased lines when one of our corporate customers outsourced their network to one of our competitors.

        IP services.    IP is the protocol by which data is sent from one computer to another on the Internet. In October 2001, we launched eircom Business IP+, a new suite of managed IP services for corporate customers. eircom Business IP+ is an IP virtual private network that allows customers to use our IP network to share data among multiple customer sites. We enhanced this product in March 2003 with the addition of managed Internet and remote access services. The managed Internet service provides a Business IP+ customer with an Internet connection directly from their IP network and allows all sites on the customer's network to access this gateway through the Internet. The remote access service allows the customer to dial into the customer's Business IP network via the Internet. Access can be via PSTN, ISDN, mobile or ADSL, and connections can be established from Ireland or from abroad. We have added DSL access to eircom Business IP+ with a new access option called Business IP Reach to allow homeworkers and small sites to connect to their company wide-area network.

        We have launched a Metro Ethernet service in Dublin allowing companies to connect their sites at up to 1 Gb/s speeds. We plan to integrate ethernet and gigabit ethernet access with the eircom Business IP+ service.

        We plan to offer voice-over-IP services, or VOIP, this year across all our markets—government, corporate, business and consumer. These services will be delivered over our eircom Business IP+ and eircom Broadband services.

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

        ISP and managed data networking services.    Through Lan Communications and eircom.net, we provide a range of managed data networking services, including maintenance and management across multiple network types and multiple vendors, equipment provision and installation, network monitoring, event and fault management and performance reporting and analysis. We also provide a range of internet services including e-mail, domain names, e-commerce and security

        Hosting.    We provide equipment and resources to enable businesses to set up their own customised website. Our services include managed hosting, virtual hosting and co-location.

        Wi-Fi services.    Wi-Fi stands for "wireless fidelity" and refers to a high-frequency wireless local area network. The Wi-Fi technology is rapidly gaining acceptance for public wireless services and use within businesses as an alternative to a wired LAN and can also be installed for a home network. Our Wi-Fi service is branded as "eircom wireless broadband" and enables customers with a laptop or personal digital assistant, or PDA, equipped with a Wi-Fi (802.11b/g) card, to connect to the Internet. Commercial launch of our Wi-Fi service occurred in January 2004. Our current footprint extends to 250 hotspots and we intend to continue to increase this footprint.

        In February 2005, we launched two new "Hotspot in a Box" services, Hotspot Agent and Hotspot Host. With the Hotspot Agent, the venue pays €65 per month (excluding VAT), for the wireless broadband service, and resells access at a margin. The Hotspot Host costs €95 per month (excluding VAT), and wireless broadband access is provided for free via 30 minute vouchers.

        At a hotspot, customers can purchase pre-paid scratch cards which come in two types, unlimited access for a one hour time span costing €10 (including VAT) and unlimited access for a twenty-four hour time span costing €20 (including VAT).

        We also provide unlimited wireless broadband access for €12.10 per month (including VAT) when purchased with an eircom broadband service, for €30.25 per month (including VAT) when purchased with a PSTN or ISDN line, and for €79.86 per month (including VAT) for a standalone subscription.

        Value Added Services.    We provide the following value added services to our customers:

        eircom Phone Services (ePS).    We provide a range of phone services including eircom messaging, which supports the collection of both voice and text messages and allows household occupants to have individual mailboxes on a shared telephone line. Other phone services include call-forwarding, call waiting call tracking, three-way calling, ringback and caller display.

        Consumer Devices.    We sell consumer devices, including wireless laptops and MP3 players but predominantly DECT cordless phones, through over 150 retailers in Ireland. eircom branded DECT cordless phones offer consumers an excellent quality digital telephone unit that utilises our call management services, including eircom messaging and call forwarding.

        Customer-focused Content Packages. eircom net launched three new content packages in 2005 for eircom residential broadband customers. These packages include "eircom net entertainment pass", providing access to premium broadband news and entertainment; "Junior Britannica", an Internet-based information source designed to be used by students, educators, and parents; and "Sky Sports Broadband", providing access to premium sports content.

  Other services

        Customer premises equipment.    We are a leading provider of telecommunications equipment and related post-sales maintenance and service for residential and business customers in Ireland. In common with most European Union member states, the market in Ireland for such equipment and systems is characterised by intense competition and low profit margins. We believe, however, that the supply and servicing of customer premises equipment is an essential element of providing a full service to our customers.

        The customer premises equipment market for business and corporate customers is increasingly driven by service offerings, including consulting, design, implementation and, for business and corporate customers, maintenance services. These services attract higher margins and offer the opportunity for competitive differentiation. Corporate, Government and high-end Business customer requirements for both voice and data are serviced through our wholly-owned subsidiary Lan Communications Limited while eircom Business Systems services the Small and Medium Enterprise (SME) market. Lan Communications is Ireland's largest voice, data and security services company selling and supporting traditional CPE-based voice and data solutions and playing a leading role in the development of converged solutions for customers. eircom Business Systems sell and support a broad range of Key Systems and are the Irish market leaders in this space. Through Lan Communications and eircom Business Systems we have supply agreements and certified partner relationships with leading global technology companies such as Nortel Networks and Cisco.

        Public payphone services.    Our public payphone services consist of providing public payphones in Ireland and developing related applications and card services. As of 31 March 2005, we operated a network of approximately 6,050 payphones across Ireland.

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

        Operator services.    We provide operator assisted telephone services and a directory enquiry business (11811 for national enquiries, 11818 for UK and International enquiries) to customers on all networks, both fixed and mobile. We also provide national emergency services to fixed-line and mobile customers in Ireland. In May 1999 Conduit Europe launched its 11850 directory enquiry services. We estimate, based on our internal traffic analysis and customer based research, that our 11811 and 11818 services held a market share of approximately 74% of the total market for directory enquiry services at 31 March 2005. Despite increasing competition, we have been able to generate turnover growth through call volume growth and introduction of call-completion services.

        Supply and monitoring of alarm systems.    We provide and install wire-free and wired alarm systems, most of which are monitored through our subsidiary Phonewatch. In order to keep costs as low as possible, Phonewatch outsources the majority of alarm installations to its dealer network, with the remainder being installed by its own technicians. Based on our records, at 31 March 2005, Phonewatch had a monitored alarm base of approximately 44,350 systems and an estimated market share of 35% of the residential monitoring and maintenance market. Phonewatch also provides monitored medical alert systems.

  Wholesale products and services

        We are required by ComReg to provide wholesale products and services to other authorised operators, and as at 31 March 2005 the prices and terms on which we offer the majority of our wholesale products are regulated under the reference interconnect offer, or RIO, the access reference offer, or ARO, and the ADSL bitstream offer. For more information about the regulation of our wholesale products, see Item 4E "Information on the Company—Regulation". While most of our wholesale products and services carry low margins, our position in the wholesale market provides us with an opportunity to retain the wholesale component of any business lost to competitors at a retail level.

        The following table shows selected information relating to our PSTN WLR and ISDN WLR channels as of the dates indicated:

	As of 31 March
	2003	2004	2005
	(in thousands)
WLR access channels
PSTN WLR	—	—	103
ISDN WLR	—	—	11

Total WLR access channels	—	—	114

  ADSL bitstream

        ADSL bitstream is a broadband access product that we offer to other authorised operators. It consists of a high-speed access link to the customer's premises, which we create by installing ADSL equipment and configuring our local access network. As of 31 March 2005, 6 operators had purchased this service for a total of approximately 31,000 (wholesale) lines. In April 2003, we introduced a new rate-adaptive ADSL bitstream product at a significantly reduced price. On 1 March 2004, we restructured our wholesale bitstream product portfolio. We currently offer a range of ATM and IP based services at a variety of speeds and levels of contention and on 4 April 2005 we increased the maximum speed from 2Mbit/s to 4Mbit/s. We expect the availability of these products will promote further growth in both wholesale and retail broadband markets. We are required under relevant regulations to provide ADSL bitstream access to other authorised operators and to publish an ADSL bitstream offer describing the ADSL bitstream services we offer. On 16 June 2005, we announced the introduction of a time based bitstream product, to be available to customers from 7 July 2005.

        The following table shows selected information relating to our Bitstream Product for the dates indicated:

	As of 31 March
	2003	2004	2005
	(in thousands)
ADSL and Bitstream lines	—	7	31

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

        We have a dedicated account management team to market our domestic wholesale services. As of 31 March 2005, we had entered into 22 interconnect agreements with other authorised operators in Ireland.

          International interconnect services.    We provide international operators with interconnect services for the termination of incoming international traffic in Ireland. We also provide transit services for calls from international operators in other countries to international locations, mainly to the UK and US. The amounts we receive for Irish and international termination are based on settlement rates negotiated with the international operators on a bilateral basis. These international settlement rates have declined sharply in recent years, primarily due to the increase in international competition for the delivery of international traffic.

        We have a dedicated account management team to market our international interconnect services. As of 31 March 2005, we had approximately 50 bilateral agreements in 38 countries.

        The following table shows selected information relating to domestic and international interconnect traffic for the periods indicated:

	Financial Year Ended 31 March
	2003	2004	2005
	(in millions)
Wholesale interconnect minutes
Domestic
Call origination	2,031	2,253	2,654
Call termination	2,771	2,809	3,196
Transit to mobile/fixed	914	655	577
Ancillary(1)(2)(3)	185	249	301
OAO International Outbound	153	153	136
Foreign terminating traffic(4)	783	931	1,152

Total wholesale interconnect minutes	6,837	7,050	8,016

(1)
Consists of traffic resulting from terminating calls that originate with customers of other authorised operators to services such as premium rate services, and Internet services. It also includes freefone traffic that originates on eircom's network and terminates on other authorised operators.

(2)
Does not include other authorised operators' access to eircom directory enquiries and operator assisted calls.

(3)
Interconnect operator services turnover and volumes reclassified from Interconnect/Ancillary to Operator services in financial year ended 31 March 2003.

(4)
Includes outbound, inbound freefone and inbound transit minutes.

  Wholesale leased lines and partial private circuits

        We provide other authorised operators with leased lines and interconnect paths, which are dedicated leased lines connecting our network to that of another authorised operator. The following table shows the number of leased lines including partial private circuits in place as of the periods indicated:

	As of 31 March
	2003	2004	2005
Leased lines
National leased lines	7,730	6,863	6,904
Partial Private Circuits	—	16	742
International leased lines(1)	283	171	131
Interconnect paths	2,688	2,567	2,173

Total leased lines	10,701	9,617	9,950

(1)
Includes eircom UK leased lines for the financial years ended 31 March 2005, 31 March 2004 and 31 March 2003, estimated at 79, 96 and 190 lines, respectively.

        ComReg requires that we enter into service level agreements for the provision of wholesale leased lines and interconnect paths. These agreements contain penalties to which we may be subject for delays in processing applications for the installation of leased lines and for late delivery of leased lines or interconnect paths. Although we had to pay penalties under these agreements in the past, the penalties were not material, and we have initiated quality controls and automated management systems that have substantially improved our performance in recent years. Our support systems now provide full visibility of all steps from ordering services to actual delivery. We were directed by ComReg to provide an in situ transfer facility if an end customer to whom we provide a leased line wishes to switch to another operator.

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

  Unbundled local loops

        We are obliged to provide unbundled local loop access services to Other Authorised Operators ("OAOs") and to publish an ARO, which describes the access services we offer. Unbundled local loop access requires the physical co-location of infrastructure owned by other authorised operators on our premises in order to permit such operators to access our unbundled local loop services. To date, there has been little market demand for our unbundled local loop services, for which only 3 other authorised operators had subscribed as of 31 March 2005. The prices at which we offer unbundled local loop services have been an area of contention between ourselves and ComReg. The prices of these services are regulated through our Access Reference Offer, or ARO. In November 2004 ComReg directed that the monthly rental for our unbundled loop metallic path ("ULMP" product) would be set at €14.65 per month from 1 December 2004 for a period of twelve months, with increases in subsequent years limited to no more than the level of CPI.

        The pricing for shared access to our unbundled local loops was not addressed in the November 2004 ComReg direction. ComReg is currently consulting on this pricing and published a draft direction in March 2005 proposing that no copper costs remain to be recovered from the shared access service. The current price of €7.52 per month recovers approximately 50% of the costs of a copper loop whereas in its draft direction ComReg proposes a rental price of €0.39 per month. We have responded to these proposals rejecting them and are awaiting a response from ComReg.

        We have been granted a judicial review of recent ComReg directions with respect to certain issues relating to the process for providing its ULMP product to wholesale customers. The judicial review hearing in the High Court finished at the end of May and a decision is expected shortly.

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

  Carrier pre-selection and carrier pre-selection enhancements

        Carrier pre-selection.    Carrier pre-selection allows other authorised operators to compete with us in the provision of call origination services without having to develop a local access infrastructure, by allowing customers to choose another authorised operator as the default carrier for some or all calls. ComReg introduced carrier pre-selection in January 2000 and in 2004 required us to introduce carrier pre-selection enhancements, including single billing through WLR, agency re-billing and specified other ancillary services.

        Carrier pre-selection single billing through WLR..    Carrier pre-selection single billing through WLR allows an operator to resell our access service and provide the customer with a single bill for access and call services. We maintain and repair the access line, which remains connected to our switch network, and bill the operator for the line. The operator bills the end customer for the operator's bundled service. This service is only available if the end customer has made a carrier pre-selection for all call types with the relevant operator.

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

  Fixed-line Short Messaging Service ("SMS")

        Fixed-line SMS enables fixed-line operators to provide a text-messaging facility between fixed and mobile networks. We anticipate a demand for this service in light of the rapid growth in the mobile text messaging market. Text messaging enabled phones or other equipment are required for the service. We introduced fixed-line SMS in early 2003. While we expect this service to grow as the penetration of text messaging enabled phones increases, initial demand has been weak. In the financial year ended 31 March 2005, customers sent approximately 7.2 million text messages from retail fixed-lines to fixed-line and mobile users. Since launching SMS-enabled DECT phones in June 2002, we estimate that retail customers have purchased over 309,000 SMS-enabled DECT phones from us and other vendors.

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

Seasonality

        Our interconnect traffic volumes tend to decline during March, April and December, as a result of a decline in business traffic over the Easter and Christmas holiday periods. We also tend to experience relatively higher traffic volumes in the spring and winter months, other than December and April, of each year. We do not believe this seasonality has a material impact on our business.

Tariffs

        The majority of our revenue is related to tariffs which are regulated, directly or indirectly, by various mechanisms overseen by ComReg. We set retail prices with the goal of maximising our long-term profits, while maintaining competitive prices that comply with relevant regulations. In general, different mechanisms are used to regulate retail tariffs than are used to regulate wholesale tariffs.

  Retail tariffs

        The principal means of regulating our retail prices is through a price cap imposed by ComReg on a specified basket of our retail products and services. In recent years, we have attempted to rebalance our retail prices to more accurately reflect our costs, in particular by increasing rental prices for PSTN access lines, while maintaining or reducing most call prices.

        From January 2000 through February 2003, we were subject to a retail price cap, imposed by ComReg, of the CPI minus 8%. This restriction required reductions in the price of a specified basket of our retail products and services, including PSTN and ISDN connections and line rental, local and national calls, operator calls, public payphone calls and directory enquiry calls. The retail price cap also included a number of sub-caps on individual products and services within the basket.

        In February 2003, ComReg announced a new retail price cap of the CPI minus 0% without any sub-caps. The elimination of sub-caps increased our flexibility to rebalance our tariffs so that they better reflect our costs. Fixed-to-mobile calls were added to the basket, while directory enquiry calls were removed. ComReg has indicated in the recent draft decision relating to the Market Analysis of Retail Voice calls that the current price cap will continue until markets are next reviewed for SMP designation and remedies. ComReg has based its market assessment on a time horizon of about two years. ComReg also state in the Market Analysis that we are now fully rebalanced and propose to impose a sub cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year from the date of the final decision notice. In any subsequent years this will be at the rate of CPI minus 0%.

        ComReg also removed price controls on the telephone bills of the lowest income quartile of residential customers and replaced these with a vulnerable user scheme. We launched our Vulnerable User Scheme in June 2003. The scheme limits increases in the size of the median telephone bill for all customers availing of the scheme to CPI plus 0%.

  Access and connections

        Since the introduction of the current price cap and elimination of retail sub-caps, we have increased PSTN line rental charges by over 23%. As previously stated, ComReg believe that we are now fully rebalanced and are proposing to impose a sub cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year from the date of the final decision relating to its market analysis for the Retail Fixed Narrowband Access Markets. In any subsequent years this will be at the rate of CPI minus 0%. We have not adjusted ISDN line rental charges nor have we adjusted PSTN and ISDN connection prices, except for special offers, the most recent of which ran from 1 April 2005 through 31 May 2005 on PSTN in-situ connections.

        We seek to set initial connection charges low enough to encourage new users to join our network. Migration charges are set to encourage existing customers to switch to our more profitable access services. For example, we encourage customers to migrate from PSTN to ISDN access or ADSL access.

        The Customer Acquisition Programme was set up in late 2004 with the objective of growing our consumer line base by a net of 30,000 lines per annum for 3 years, roughly 2.7% per annum of the consumer line base. Recent promotions take a 'triple play' approach combining PSTN, Broadband and Sky TV, with free connections to all three.

        The following table sets forth our subscription and connection tariffs as of 31 March 2005:

	PSTN	Basic ISDN(2)	Primary ISDN
Business and residential(1)
Connection	€107.43	€202.47	€3,299.00
Monthly rental	€19.98	€30.99	€264.11

(1)
Excluding VAT, currently chargeable at 21%, except for Standard PSTN Connection which is charged at 13.5%.

(2)
A connection tariff of €99.16 (excluding VAT) applies to upgrades of existing PSTN lines to basic rate ISDN.

  ADSL

        We currently offer a range of ADSL retail services, which differ with respect to data speed, upload and download limits and contention, which is the extent to which access is available when the number of users logged on exceeds capacity. In April 2003 we launched eircom Broadband Starter, our low-cost ADSL service aimed at the residential and low end business markets.. On 1 March 2004, we restructured our retail broadband product portfolio including introducing a new lower priced Home Starter product. In April 2005, we increased the download speed and the monthly download limits on all our retail products.

        At present we have two products aimed at the residential market, Home Starter and Home Plus with a maximum download speed of 2 Mb/s. We offer three products to the business market, Business Starter, Business Plus and Business Enhanced, with a maximum speed of up to 4 Mb/s.

        On 16 June 2005, we announced the introduction of a 'time based' broadband product. The product is aimed a lighter internet users who have yet to experience broadband. We expect the product to be available to customers from July 2005.

        The following table sets forth our ADSL tariffs as of 31 March 2005:

	Connection standard(1)	Connection self install(1)	Monthly Rental(1)
Home Starter(2)	€165.00	€81.81	€33.05
Home Starter Plus(2)	€165.00	€81.81	€45.00
Business Starter(2)	€165.00	€81.81	€45.00
Business Plus(2)	€165.00	€81.81	€89.00
Business Enhanced(2)	€165.00	€81.81	€169.00
Time(3)	N/A	€81.81	€20.65

(1)
Excluding VAT, currently chargeable at 21%.

(2)
The download speeds for all Retail DSL products were upgraded with effect from April 2005. For a more detailed description of each product see Item 4D "Information on the Company—Our Business—Retail Products and Services PSTN, ISDN and ADSL access (rental and connections)".

(3)
eircom Broadband time allows a customer 20 hours on-line. Once the customer exceeds the 20 hour limit they will be charged a standard €0.03306 (excluding VAT) per minutes to a cap of €41.31 (excluding VAT).

        Market demand for our ADSL services has grown substantially in the last two years following a number of price promotions including a Retail 'Free Trial' promotion. We reached our publicly announced target of 100,000 working lines by the end of 2004 in November 2004.

        The Retail Free Trial promotion applied to orders for the Home Starter/Home Plus and Business starter products from 24 August 2004 through 31 March 2005.

        We are currently running the following promotions:

(i)
Business Rebate Promotion: The promotion provides for a free modem and a rebate of €200 excluding VAT on the first bill that includes broadband charges and free connection on self-installation.

  The offer applies to the eircom broadband business plus & eircom broadband business enhanced products only. This offer will apply to first time connections only, connected during the promotional period, 18 April 2005 to 6 July 2005 and is subject to a minimum contract period of six months.

(ii)
Two months Free Rental Promotion: The promotion provides for a free modem, free connection on self-installation and two months free rental.

  The offer applies to eircom broadband home starter and eircom broadband business starter/home starter plus self install, ISDN Migration and Monitored Alarm install products only. This offer will apply to first time connections only, connected during the promotional period, 18 April 2005 to 6 July 2005 and is subject to a minimum contract period of six months.

We expect to launch further retail promotions in support of eircom broadband time and other retail broadband products in July 2005.

(i)
Starter Promotion: the promotion provides for a reduced connection charge on self-install and reduced monthly rental for the Home Starter and Business starter products until 31 March 2006 for all qualifying orders.

(ii)
Time Promotion: the promotion provides for free connection and a reduced monthly rental charge of €16.52 (excluding VAT) until 31 March 2006 for all qualifying orders.

We expect the impact of these promotions and complementary wholesale promotions to further stimulate market demand for our DSL services. We use the information gained during our promotions and product developments such as the April 2005 product upgrades in developing the standard prices and product features for our retail broadband product offerings.

  Satellite Broadband

        On 26 May 2004 we launched our retail satellite broadband service, which means eircom can offer a broadband product to any customer anywhere in Ireland, regardless of location. In order to supply broadband via satellite, eircom has linked with a third party supplier (Mediasatellite Ireland Ltd.), for the supply of the satellite products. The range includes products for both home and business users, starting at a monthly rental of €127.00 for a two-way service. To avail of the one-way service of €24.79 per month the customer needs to add a flat rate internet access product from eircom, ranging from €8.27 for off-peak users (evenings and weekends) to €24.79 for those who want all day internet access. All prices quoted exclude VAT.

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

        The following table sets forth our standard traffic tariffs for local and national calls as of 31 March 2005:

	Peak Rate	Evening Rate	Weekend Rate
	(per minute)(1)
Local—Call rate per minute	€0.0407	€0.0104	€0.0104
National—Call rate per minute	€0.0675	€0.0407	€0.0104

(1)
Excluding VAT, currently chargeable at 21%. Calls are charged on a per second basis, subject to a minimum fee of €0.0524, excluding VAT, per call.

        Our standard fixed-to-mobile traffic tariffs range from €0.0956 to €0.2412 per minute (excluding VAT), depending on the time and day of the call and the mobile network on which the call terminates. The introduction of mobile number portability to our billing in April 2004 means that the applicable tariff for fixed-to-mobile calls depend on the mobile network on which the call terminates. In September 2004 both Vodafone and O2 decreased their mobile termination rates, and these reductions were reflected in our standard retail prices. The Vodafone change applied to weekend calls while the O2 change applied to day, evening and weekend calls.

        International outgoing.    Our standard outgoing international call tariffs and payments are based on settlement rates we negotiate with other international carriers on a bilateral basis. The following table sets forth our standard retail traffic tariffs for international calls to some of the regions in which we terminate material volumes of traffic as of 31 March 2005.

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

        Customers of our "1892" narrowband service pay call rates broadly equivalent to local call rates and no subscription fee. We bill for these calls in the same way we would a traditional voice call and pass on a termination fee to the customer's ISP or to the interconnecting network hosting that ISP.

        We launched our "1893" retail narrowband service in September 2003. In general, customers pay a subscription fee directly to us for a specific bundle of minutes of connection time. Usage outside the specified bundle minutes parameters is charged on a per minute basis at 1892 call rates. The following table sets forth our standard narrowband internet traffic tariffs as of 31 March 2005.

	Peak Rate	Evening Rate	Weekend Rate
	(per minute)(1)
1891(2)	€0.0161	€0.0080	€0.0080
1892	€0.0419	€0.0104	€0.0104

(1)
Excluding VAT, currently chargeable at 21%. Calls are charged on a per second basis, subject to a minimum fee of €0.0524, excluding VAT, per call.

(2)
Access rates apply to eircom.net and IOL.ie (BT Ireland's ISP).

        On 4 September 2003 we launched the following 1893 Partial Flat Rate products, the pricing of which still applied at 31 March 2005:

Product	Price(1)(2)	Hours
eircom.net flat rate 25	€8.26	25 (off-peak)
eircom.net flat rate 60	€16.52	60 (off-peak)
eircom.net anytime	€24.79	150 (any time)

(1)
Excluding VAT, currently chargeable at 21%.

(2)
Per minute charges equivalent to 1892 call rates apply for usage outside product parameters.

  Retail leased lines

        We charge connection and monthly fees for leased lines that are based upon circuit type (analogue or digital), capacity, distance and destination. Our leased line prices are subject to periodic review by ComReg and were last amended in 2000. Discounts are available on leased lines based upon volume and the term of the supply contract. Under a ministerial direction to ComReg issued on 26 March 2004 ComReg was obliged to review the pricing structure of our leased lines within six months of the date of issue of the policy direction. This review took place only in the context of an analysis of the costs of providing wholesale trunk and terminating segments of leased lines. No price changes for retail leased lines were required.

        ComReg has recently completed an analysis of the market in Ireland for retail leased lines. eircom was found to have SMP in the market for retail leased lines up to and including 2 Mb/s. One of the remedies proposed is that we are required to set prices that are cost oriented. Such costs shall be calculated based on a costing model using fully distributed historic costs.

  Discount packages

        We offer a range of discount packages designed to appeal to different customer groups. Approximately 55% of our accounts were on discount plans as of 31 March 2005. We offer our residential customers a 10% discount on calls to five numbers designated by them under our "Circle of Friends" plan. We also offer our residential customers slightly greater discounts under several different "Options" plans that are dependent on volumes and calling patterns. We typically offer our business customers discounts of between 10% and 30% depending on the level of their spending through a variety of discount plans, including "Performance", "Optimiser", "Inclusive" and "Multi-site Discount Scheme". For information about our discount packages as a percentage of turnover, see Item 5 "Operating and Financial Review and Prospects—Discounts".

        Historically, we have focused our discount plans on call packages and corporate network services. However, the recent resolution of a number of regulatory issues, in particular our introduction of an enhanced carrier pre-selection single billing through WLR product on 31 March 2004, has facilitated our introduction of retail price packages bundling lines and calls together. Our new Talktime packages were launched in June 2004, with a range of offerings for the Residential market and a number of Talktime for Business offerings primarily aimed at SME customers. On 27 May 2005, we introduced two new Talktime packages for residential customers, offering unlimited off-peak All-Ireland calls and unlimited Anytime All-Ireland calls.

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

        ComReg is currently consulting on market analysis for interconnect markets in Ireland and issued a draft decision on 19 May 2005. It is unlikely that any of the obligations relating to pricing of our interconnection services will be relaxed as a result of this process.

        The rate we charge for fixed-to-mobile call termination varies between €0.0597 and €0.1778 per minute depending on the time of day and day of the week the call is made and the terminating mobile operator.

  Leased lines

        We provide leased lines to OAO's, which are used in the construction of their national networks, to connect our network to those of other authorised operators and for resale by other authorised operators to end-users. Leased line prices charged to OAO's are directly related to the prices we charge for the retail leased lines we offer and as a result are subject to periodic review by ComReg. We are currently required to supply leased lines to other authorised operators at an 8% discount to our retail price.

  Partial private circuits

        Partial private circuits are a type of leased line that terminates at a point of connection between two authorised operators' networks. We offer partial private circuits to other authorised operators under our RIO.

        Following a review by ComReg of our cost calculations, in February 2004, we reduced our prices for partial private circuits by approximately 20%. Following a recent review by ComReg we expect the current pricing to apply up to 31 March 2006.

  Unbundled local loops

        The prices we charge for unbundled local loops and line sharing are regulated by ComReg and form part of our Access Reference Offer ("ARO"). Prices are set based upon the long run incremental cost of our fixed-line access network.

        In November 2004 ComReg directed that the monthly rental for our unbundled loop would be set at €14.65 per month from 1 December 2004 for a period of twelve months. The price thereafter can increase as follows:

Period	€ Price (Ex VAT)
Effective 1 December 2004 to 30 November 2005	€14.65
Effective 1 December 2005 to 30 November 2006	No greater than €14.65 adjusted by the change in CPI in the year to 31 October 2005
Effective 1 December 2006 to 30 November 2007	No greater than price in the previous period adjusted by the change in CPI to the year to 31 October 2006
Effective from 1 December 2007	No greater than price in the previous period adjusted by the change in CPI to the year to 31 October 2007

        The pricing for shared access to our unbundled loops was not addressed in the ComReg decision on fully unbundled loops of November 2004. ComReg is currently consulting on this pricing and published a draft direction in March 2005 proposing that no copper costs remain to be recovered from the shared access service. The current price of €7.52 per month recovers 50% of the costs of a copper loop whereas the price that ComReg proposes in the draft direction is €0.39. We have responded to these proposals rejecting them and are awaiting a response from ComReg.

  Carrier pre-selection single billing

        Carrier pre-selection single billing prices are subject to approval by ComReg. We have offered carrier pre-selection single billing through WLR since 2 June 2003. Consistent with the Minister's 26 March 2004 policy direction to ComReg, on 31 March 2004 we launched our enhanced carrier pre-selection single billing through WLR product. ComReg has directed that from 1 April 2004 prices for the WLR Product will be set at retail price less 10% and this margin still applies in June 2005.

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

        We currently offer a range of ATM & IP based bitstream services at a variety of speeds and levels of contention, up to a maximum speed of 4 Mbit/s. We expect the availability of these products will promote further growth in both the wholesale and retail customer broadband markets.

        On 16 June 2005, we announced the introduction of a time based bitstream product, to be available to OAO's from 7 July 2005.

        Demand for our bitstream services has been stimulated by a number of wholesale price promotions. From 18 April to 6 July 2005 we are running a bitstream promotion where the access seeker will receive a rebate of between €150 and €383 per new connection depending on the product, in the fourth month of service. A further promotion offering a rebate of between €115 and €130 per new connection, for certain products, in the fourth month of services will run between 7 July 2005 and 30 September 2005. The higher level rebate reflects the higher value to us of connections to the bitstream services with higher specifications.

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

Supply Chain Management

        We have a supply chain management procurement function for the purpose of procuring the lowest economic cost and highest quality of goods and services available. A dedicated team of procurement professionals work closely with our business units in connection with all capital and operational expenditure to ensure effective governance of all of our commercial and contractual negotiations. They also participate in our finance committee. The supply chain function includes the logistics team supporting an end to end supply chain capability.

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

        Based on internal estimates, we believe that our access network reaches approximately 99% of the population, with 99% of our customers connected to exchanges that are ISDN-enabled. As of 31 March 2005, we had 240 sites equipped with ADSL nodes, covering approximately 1.52 million working paths. Approximately 77% of paths (1.17 million) connected to these nodes would be capable of carrying ADSL at speeds from 1Mb to 4Mb. The total current capacity of our network is 2.29 million PSTN channels. The access network consists of approximately 3.7 million cable pairs. Approximately 98% of customer premises are connected to our network using copper lines, and the remainder use a mix of fibre and fixed radio. We currently have 83 narrowband fixed wireless access sites and 25 broadband radio access sites.

        We believe that our network capital expenditure as a percentage of turnover is broadly in line with the European average for fixed operators.

  Switching network

        Our switching network is a fully integrated and centrally managed PSTN/ISDN switching network. It is 100% digital and consists of 52 core exchanges and 1,176 edge exchanges, enhanced by four intelligent networking nodes and an operator services node. We have also introduced service nodes for specific services, such as voicemail and fixed-line SMS.

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

  Transmission network

        Our transmission network is based mainly on digital technology, consisting of digital transmission nodes connected over 228,386 fibre kilometres of single-mode optical cable. We use a combination of technologies, including synchronous digital hierarchy ("SDH"), plesiochronous digital hierarchy ("PDH"), digital microwave radio and pulse code modulation ("PCM"), on copper.

        The SDH network is divided into two layers, a higher and a lower layer. The higher layer connects 25 major nodes and is used to transport and groom traffic between lower layer rings. The lower layer collects and delivers traffic at a "local" level using various technologies in various ring or linear configurations. The traffic on the network is protected where necessary by multiplex section shared protection ring (MSSPRing), or sub network connection protection ("SNCP") schemes. SDH systems operate at rates of 155 Mbit/s, 622 Mbit/s, 2.5 Gbit/s and 10 Gbit/s. Dense wave division multiplexing systems ranging from 16 to 160 wavelengths are deployed on high bandwidth inter-city routes. This optical network layer is used for routing and switching higher layer traffic.

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

  Data network

        Our data network supports leased lines, switched data services, including frame relay, ATM and packet switched services, and IP services. We provide managed leased line bandwidth services from 64 kbit/s to 2 Mbit/s. The ATM network consists of 37 core nodes and provides managed bandwidth up to 155 Mbit/s on a dedicated network.

  IP network

        Our IP network consists of 58 national points of presence ("POPs"), and 8 international POPs. The network is built around two central core nodes, which connect to regional cores and the international nodes using redundant 622 Mbit/s links. Smaller edge nodes connect to the core using n × 2 Mbit/s (where n can be a number from one to five), 45 Mbits/s, ATM PVCs and 155 Mbit/s links. The network supports leased line, dial-up, and ADSL access to the Internet, as well IP/MPLS VPN service. Our IP network connects directly with over 250 Internet service providers at Internet exchange points in Dublin, London, Amsterdam and Frankfurt. Additionally, transit Internet traffic is transferred to upstream providers in London and New York.

  ADSL network

        We have also undertaken rollout of ADSL. As of 31 March 2005, we had 240 Alcatel ADSL sites commissioned, covering approximately 1.52 million working paths. Approximately 77% of paths (1.17 million) connected to these sites would be capable of carrying ADSL at speeds from 256 kbit/s to 512 kbit/s.

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

        A team of technicians and a shift leader are generally always present at the network management centre. The network management centre is supported by expert groups within our design areas. When on-site work is required, our staff at the network management centre dispatch a member of our field force, which consists of skilled technicians located throughout Ireland. We are generally able to have a technician at any of our sites in Ireland within two hours of discovering a problem.

  International network

        Our international network consists of two international gateway switches located in Dublin that provide connection to international networks, together with our interests in various submarine cables and satellite systems. We have also established points of presence in London, Belfast, New York, Amsterdam and Frankfurt, which extend our fixed-line network by connecting directly with local telecommunications networks in these locations.

  Next generation network

        We continually monitor and test new generations of network technology to identify opportunities to lower our costs and introduce new services. To this end we are replacing our international switches with "Next Generation Network" nodes. We anticipate that in the future, voice and data services will be transported across a single, fully integrated network platform, or "Next Generation Network". Such technology is now developed to the point where we consider the cost savings and revenue opportunities sufficient to justify the investment, and we are planning a migration to a Next Generation Network over the coming years.

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

  Residential, small business and key business customers

        We have approximately 1.22 million residential, small business and key business customers. We market and sell to our customers through customer sales and service, telephone sales, internet sales, door-to-door canvassing and service call centres. Customer sales and services call centres deal with all inbound call questions from customers. Staff are trained to recognise the customer's needs and sell products and services accordingly. Telephone sales and services call centres make outbound calls to customers who are targeted using business intelligence reporting tools. The majority of our product sales relate to sales of broadband equipment and cordless phones.

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

  Wholesale customers

        We have approximately 120 wholesale customers, including approximately 58 active domestic other authorised operators and 50 international operators. We market and sell to our wholesale customers through our account management team, which is our primary sales channel to the other authorised operators. Our account managers visit existing and new wholesale customers regularly to sell our range of wholesale products and services. The account managers are trained to deal with the specific information and communications technology needs of our wholesale customers and they are often assisted by our professional project management team and appropriate technical experts. The main task for our account managers is to convert customer requirements into manageable solutions that meet customer expectations and thus translate these requirements into sales.

        Staff at our wholesale customer service centres are responsible for all data, telephony and interconnect orders placed by our wholesale customers and process orders and quotation requests. Our highly trained customer service staff are a key component in our relationship with our wholesale customers. Positive interactions with customers are ensured through effective communication with our customer service teams and by working closely with our sector and account managers.

        The systems we use in our wholesale customer service centres help us to deliver quality service to our customers. These include a carrier pre-select order handling system, which processes single-line carrier pre-select orders automatically, a single billing through wholesale line rental order handling system which automatically processes the majority of orders and an online ordering, fault reporting and tracking system for ADSL bitstream products which enables us to manage ADSL bitstream orders and faults in an efficient and timely manner.

  Strategy

        We intend to continue to improve our relationships with our wholesale customers by focusing on the specific business dynamics of each of our customers and understanding the opportunities for future growth in these relationships.

Competition

        The Irish telecommunications market, including the market for fixed-line voice telecommunications services, was fully opened to competition on 1 December 1998. Since market liberalisation, we have experienced a significant increase in the level of competition, and we expect that competition will continue to increase from new and existing competitors. We also expect to see continued significant change in the mix of traffic on our fixed-line network, with a movement away from higher-margin local and national calls to lower-margin Internet access calls and wholesale calls, reflecting increased competition, the growth of Internet usage and the impact of mobile substitution. The changing mix is also being driven by the migration of customers from dial-up Internet access to broadband services.

        With the introduction of carrier pre-selection and the development by competitors of their own networks, competitors are in a stronger position to compete actively for local, national and international calls. Over the last year competitors have begun to compete strongly in the access market through the adoption of single billing through WLR. ComReg estimates that the new entrants' share of the fixed-line market has been approximately 21%, based on turnover data supplied by other authorised operators for the three years ended 31 December 2004. ComReg has stated that its objectives include the promotion of competition in the Irish telecommunications sector and ensuring that other authorised operators can compete in the market. We expect that the emergence of new mobile operators and the potential emergence of mobile virtual network operators ("MVNOs") will continue to increase competition in an already competitive market.

  Competition in the retail market

        In the residential market, our primary competitors are BT Ireland and Smart Telecom. In addition, we face competition from resellers, including Euphony, Vartec, Hometel, Cinergi, IFA Telecom, Access Telecom, Gaelic Telecom and Swiftcall, who are active in promoting their services using mailings to potential customers, door-to-door canvassing, canvassing in public places such as shopping centres and supermarkets and referral marketing. Resellers do not have their own network and purchase bulk minutes from other authorised operators. We also face competition from cable TV operators who offer services over their own networks as well as through the resale of minutes from other networks.

        Our competitors may use carrier select, whereby the customer dials a specific access number before each call to access the competitor's network, and carrier pre-select, whereby calls from a customer are automatically routed onto the competitor's network. We have an advanced win-back programme in place. We have developed a traffic analysis system that enables us to identify many of our former customers lost to competitors. Since carrier pre-select was introduced in January 2000, we estimate based on our internal traffic analysis system that we have succeeded in winning back approximately 59% of customers who have moved to other authorised operators. However, on 24 September 2003 ComReg adopted a new package of measures, which applies to all authorised operators, including a direction to amend the industry code of practice to impose a three-month "no contact" period for all carrier pre-selection win-back activities. Winback activities relating to single-billing through WLR services are subject to the previously directed "no contact" period of four months. This package also includes an initiative on price transparency, sales practice monitoring by ComReg to ensure compliance and various enforcement measures. ComReg had indicated their intent to review this package after 18 months.

        In February 2005, Smart Telecom announced a bundled offering of PSTN line rental and broadband at a very aggressive price of €35 per month and have been reported in the press as having obtained 20,000 expressions of interest. Smart Telecom are still at the early stages of building out the infrastructure to deliver the service, based on unbundled local loop and co-location.

        In April 2005, Esat BT rebranded as BT Ireland and launched a bundled PSTN and broadband offering at €49 per month.

        In the business and corporate market, our primary competitors are BT Ireland and MCI. Both BT Ireland and MCI are able to offer customers direct access to their network, which is especially attractive for customers with high bandwidth requirements. In this market, customer demand extends beyond traditional voice services to leased lines, high speed switched data services, including ATM and frame relay, and managed service solutions, such as those offered by eircom Business IP.

        In January 2005, eircom Retail was selected by the Department of Education & Science to provide routers for all Irish primary and secondary schools as part of the Broadband for Schools program. The estimated value of this contract is €1.8 million with scope for extension. The schools broadband access services contract which has an estimated value of €16 million over a three year period was split between Digiweb, Smart Telecom, Irish Broadband, BT Ireland, Last Mile & HS Data.

        The number of mobile subscribers was reported by ComReg as 3.8 million as at 31 December 2004, corresponding to a 94% penetration rate based on population. With a current focus on voice and SMS text messages and the continuing evolution of data services, we consider mobile operators as a major competitor to our fixed line revenues.

        In order to remain competitive in the retail market, we will continue to evolve existing products and prices to respond to customer needs and to competition. In addition, we intend to develop new services and products that will enable growth of new revenue streams and exploit technology developments, that are attractive to our customers and help stimulate fixed-line voice and data services. For example, our portfolio of ADSL services and the introduction of our tiered flat-rate Internet access services are recent developments that provide us with a broad based set of services to address customers in both the consumer and business markets. We have developed other data services, including frame relay and IP services, to meet the needs of our business customers and continue to evolve these services to meet customer needs. Subject to regulation, we also seek to develop bundled access and call packages that encourage customers to use our services and offer them increased cost control and improved value for money. We are continuing to develop our Talktime bundled services and have recently launched a Talktime Unlimited service for consumers. We will also continue to promote the advantages of fixed-line communications over mobile services by highlighting the superior affordability, capacity, quality and reliability of fixed-line services.

  Competition in the wholesale market

        As we enter new wholesale markets we are in the process of changing our focus from the regulated, capital-intensive products in our traditional portfolio to broadband connectivity and network facilities management. This change in focus is in line with the maintenance of our traditional interconnect business, from which the majority of our revenue from wholesale customers is currently derived. We also believe that broadband is one of the most significant opportunities for growth in the communications market.

        In the wholesale market, we believe our primary competitors are BT Ireland and MCI, both of whom offer domestic and international wholesale services in other countries and are growing their presence in Ireland. E-net, ESB and Aurora are a sign that government utilities and government sponsored networks are being used to facilitate the development of competing operators. Other competitors include Cable & Wireless, Colt Telecom and Energis. We compete primarily in wholesale leased line sales and switched data services, including ATM and frame relay. In addition, we face competition in the transit market. We believe that we will remain competitive based on overall value for money, taking into account price, network quality, centralised service management, geographic reach of field-based support and quality of our account and project management. We compete in the wholesale market based on the comprehensive coverage of our network and the quality of our service.

Insurance

        As an integral part of our risk management annual programme, we utilise third party insurance to mitigate a number of our residual risks. These risks include:

  •
  Property damage and contingent business interruption;

  •
  Employer, public and motor liabilities;

  •
  Directors & officers liabilities;

  •
  Errors & omissions; and

  •
  Engineering liabilities.

        Insurance cover for these risks is provided above specific self-insured deductibles and in some cases annual aggregates. This programme is renewed on an annual basis. In addition to the above programme, we also have insurance cover for our public securities transaction risks relating to the IPO in March 2004, the issuance of the Senior Notes and Senior Subordinated Notes in July 2003 and eircom's original initial public offering in May 1999.

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

        In May 2001, we completed the demerger of our mobile telecommunications business, Eircell, which was subsequently acquired from our then shareholders by Vodafone Group plc in exchange for shares in Vodafone Group plc. The demerger was effected by way of a distribution in specie to the then eircom shareholders during the financial period ended 1 November 2001. The impact on the Group reserves amounted to €176 million. In connection with the demerger, we entered into various agreements with Vodafone Group plc and Eircell, pursuant to which we agreed to provide each other with various services and to license to each other a number of properties, and indemnified Eircell and Vodafone Group plc against various matters. We also agreed to certain non-compete restrictions which lapsed in May 2004.

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

Public Takeovers

        There have been no pubic takeover offers by third parties in respect of our shares or by us in respect of other companies' shares during the last and current financial year.

        Patents, Licences, Industrial, Commercial or Financial Contracts or New Manufacturing Processes.

        No material portion of our business is dependent on a single or connected group of patents, licences, industrial, commercial or financial contracts or new manufacturing processes.

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

        On 25 April 2002, the European Commission adopted a new harmonised regulatory framework for all aspects of electronic communications networks and services across the European Union. The New European Union Regulatory Framework (NRF) was implemented into Irish law on 25 July 2003.

        The NRF includes a framework directive and four other specific directives on interconnection and access, universal service and users' rights, the authorisation of operators and service providers and data protection. The main policy objectives of the new directives are to facilitate market entry by simplifying licensing conditions and to introduce a more market-focused mechanism for assessing and designating operators with significant market power, by basing it on the concept of dominant position calculated in a manner consistent with competition law practice. National regulators will also have greater flexibility to impose access and interconnect obligations according to national circumstances.

        The focus of the NRF is, over time, to allow the migration of electronic communications networks from governance by sector specific ex-ante regulation to general competition law. In the long term the amount of regulation should lessen as competition within the sector grows. In the short to medium term, however, ex-ante sector specific regulation will remain the predominant form of regulation. This new framework also provides operators with greater flexibility to challenge the decisions of regulators. The regulator must follow strict procedures in imposing significant market power designations and obligations and operators have recourse to an Appeals Panel through which they can challenge certain decisions of the regulator.

The Regulatory Regime

  ComReg

        The present legislation vests all responsibility for regulating the telecommunications sector in Ireland in a three-person Commission for Communications Regulation, or ComReg, other than some residual functions which have been retained by the Minister, and the sector regulated by the Broadcasting Commission of Ireland. ComReg was established under the Communications Regulation Act 2002, and is the independent regulator. The Minister may, in the interests of proper and effective regulation of the electronic communications market, give policy directions to ComReg to be followed by ComReg in the exercise of its functions. Prior to the establishment of ComReg, the telecommunications market in Ireland was regulated by the Office of the Director of Telecommunications Regulation, or ODTR, which was dissolved under the Communications Regulation Act 2002 that established ComReg. The chairmanship of ComReg rotates on an annual basis between each of the three Commissioners.

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

  The General Telecommunications Licence

        Our General Telecommunications Licence was issued in 1998 for a period of 15 years. On 25 July 2003 our General Telecommunications Licence was replaced with a new general authorisation in connection with the implementation of the new European Union directives described above, although some provisions remain in force for a transitional period.

        We were required under our General Telecommunications Licence and under the new regime to pay a yearly levy, equal to 0.2% of our relevant annual turnover, to ComReg to defray its administrative costs. Various obligations under our General Telecommunications Licence that are triggered by our designation as having significant market power in various areas of our business, as described more fully below, remain in force pending such designations as may be made under the new regime.

General Authorisations, Licences and Rights of Use

        The New Regulatory Framework (NRF) described below, which took effect on 25 July 2003, includes a change from a system of individual licences to a scheme of general authorisations for electronic communications networks and services, although individual licences and rights of use are still required to provide services involving the use of radio frequency and numbering.

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

        With the exception of decisions on enforcement, decisions of ComReg are subject to a statutory right of appeal to an Appeals Panel. There is also separately, under general administrative law, a right of judicial review of decisions of ComReg. Operators that are designated as having significant market power ("SMP") in markets specified under the NRF bear onerous obligations which are currently set out in the aforementioned EU Directives and the corresponding transposed Irish legislation (Statutory Instruments Nos. 305, 306, 307 and 308 of 2003). Under the previous regulatory regime SMP obligations applied in four relevant markets, fixed networks and services, mobile networks and services, leased lines and interconnect, where an operator was designated as having SMP in a relevant market if it held 25% or more of that market.

        These SMP obligations will continue to apply to us until new designations are made under the new regime.

        Under the NRF, 18 potential markets have been identified by the European Commission as product markets in which SMP designations may be made. An operator will be designated as having SMP in a particular market if it has a dominant position, calculated in a manner consistent with competition law practice. ComReg's implementation of this process is ongoing. Unlike the old procedure, before ComReg can designate us as having SMP it is required to define the relevant market in accordance with the European Commission's recommendations and competition law principles. It is also required to carry out a market analysis to determine whether or not there is effective competition in that market. The table below contains a list of the 18 markets identified by the EU in its Recommendation on Relevant Markets. Not all of the markets are applicable to eircom and this is indicated along with the current status of the implementation of the market analysis process under the NRF.

EU Regulatory Framework—Position at 31 March 2005
Market	Proposed Designated SMP Operator	Draft Decision	Final Decision
Retail
Fixed Network
Residential Access*	eircom	X
Business Access*	eircom	X
Residential National Calls*	eircom	X
Residential International Calls*	eircom	X
Business National Calls*	eircom	X
Business International Calls*	eircom	X
Retail Leased Lines comprising:
National LL up to 2 Mb/s	eircom
National LL above 2 Mb/s	None		X
International Leased Lines	None
Wholesale
Fixed Network
Call origination	eircom	X
Call termination	eircom	X
Transit services	eircom	X
Unbundled access (including shared access)	eircom		X
Wholesale Broadband access i.e. bit-stream	eircom		X
Terminating segments of leased lines	eircom		X
Trunk segments of leased lines	eircom		X
Mobile Networks
Access and call origination	All operators		X
Call termination	All operators		X
International roaming	Delayed		X
Broadcasting Networks
Transmission to broadcast TV & Radio	RTÉ Transmission Networks Limited

*
ComReg is attempting to treat residential and business markets as one inclusive market.

        ComReg has discretion, subject to European Union Commission approval, not to elect one or more of the markets identified by the EU Commission and/or to elect additional markets that are not contained in the EU Commission recommendation and thus ComReg is attempting to define the retail calls and access market to be inclusive of residential and non-residential users. As discussed ComReg has or is proposing to designate us with SMP in most of the markets with certain exceptions including the broadcasting, mobile wholesale, national leased lines above 2Mbps, and International leased line markets.

        Once an operator has been designated as an SMP operator in a market, ComReg is obliged to impose such obligations on that operator as ComReg considers appropriate. This includes a range of obligations including transparency, price control, and cost orientation of prices.

        The table above illustrates that ComReg:

  •
  Has issued final Decisions in five markets which directly impact on us—we have already Appealed the Final Decisions on the Wholesale Broadband Market and on the separate markets for wholesale terminating segments of leased lines and wholesale trunk segments of leased lines. In respect of retail, regulatory obligations have been lifted from us in the markets for international leased lines and national leased lines above 2Mb/s;

  •
  Has issued draft Decisions in a further nine markets—in these retail markets ComReg is attempting to define the markets differently to the EU Recommendation on Relevant Markets. We are objecting to this measure by ComReg. In the wholesale markets ComReg have proposed to designate us with SMP on the relevant wholesale markets and, therefore, regulatory obligations will continue to apply.

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

        The current retail price cap order came into operation on 4 February 2003 and applies solely to eircom. This order places a price cap on tariffs charged on a specified basket of our retail products and services. The retail price cap requires that a weighted average of the prices of the products in the basket increase annually by no more than the Irish Consumer Price Index (CPI) minus 0%. This order replaced the previous price cap which imposed a limit on increases in the relevant basket to no more than CPI minus 8%. The current price cap also removed the sub-caps on prices for individual services in the basket which applied under the previous order.

        As part of the NRF Market Review process, in March 2005 ComReg published a Draft Decision and consultation documents relating to the fixed lines and fixed calls markets. The consultation proposes that the retail price cap be maintained at Irish Consumer Price Index (CPI) minus 0% until markets are next reviewed for SMP designation and remedies. ComReg has based its market assessment on a time horizon of about 2 years. However it is also proposed that there be a sub-cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year, thereafter reverting to CPI minus 0%.

        The basket items included under the current price cap are as follows:

  •
  the rental of PSTN and ISDN lines;

  •
  initial connection and takeover of PSTN and ISDN lines;

  •
  local calls;

  •
  national calls;

  •
  operator calls;

  •
  payphone calls; and

  •
  fixed to mobile calls.

        International calls and directory enquiry calls are not directly within the retail price cap except as part of payphone charges and the Vulnerable User Scheme (VUS) control bill.

        ComReg has introduced a code of practice for Tariff Transparency with the stated objective of ensuring that service providers present tariff information that is accurate, comprehensive and accessible. The code of practice is designed to ensure that service providers present transparent and up to date information on standard tariffs covering access, all types of usage charges, maintenance charges and including details of standard discounts applied and special and targeted schemes.

        In addition, ComReg is currently conducting a process aimed at improving tariff transparency in the telecommunications market. The stated objective of the exercise is to "provide a fair, broad based comparison of alternative tariffs". In support of this process ComReg are proposing the establishment of an interactive tariff web site for consumers and are currently collecting product and service usage data from operators, including eircom.

  Interconnect

        As we are currently designated as having significant market power in the fixed voice telephony market, we must offer interconnect services to other authorised operators seeking such services, by means of the publication of a reference interconnect offer, or RIO. This sets out the rates, contract terms and conditions at which we offer interconnect services. These must be non-discriminatory and transparent. We must also ensure that our cost accounting systems are suitable for implementing our interconnect obligations. ComReg may compel us to justify our RIO.

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

        In February 2003, ComReg issued a consultation paper seeking responses from operators on a number of issues relating to interconnect services, including whether a price cap should be introduced for interconnect services, and the method by which carrier billing and administration costs could be recovered, if at all. In May 2003, ComReg stated that it believed in principle that a wholesale price cap should be introduced and that it would consult further in a separate paper on this matter shortly. In August 2003, ComReg further noted that it found the responses received in regards to the consultation helpful and, where appropriate, would factor the responses into its analysis. ComReg has also recently commenced a bottom-up review of the costings for our core network. The outcome of this review may serve as an input to the setting of a wholesale price cap by ComReg.

        As part of the implementation of the NRF, ComReg have published a draft direction on the market analysis for interconnect markets in Ireland and issued a draft decision in May 2005. It is unlikely that any of the regulatory obligations relating to pricing of our interconnection services will be relaxed as a result of this process.

        Policy directions issued by the Minister on 26 March 2004 require ComReg to review the pricing structure for interconnection and leased lines having regard to developments at European Union level. ComReg were required to report to the Minister within six months of the date of issue of this policy direction on the areas of the interconnection and leased line sector that are not competitive and identify what additional legislative, regulatory or enforcement measures, if any, are required. The Minister's stated goal for this initiative is to ensure that the pricing structure for interconnection and leased lines advances competition in the telecommunications sector. ComReg reports to the Minister on an ongoing basis regarding the progress of SB-WLR. In September 2004 there was a change of Minister. No further action on this matter has since been taken by ComReg or the Minister.

        On 23 September 2004 ComReg published a Decision Notice on the finalisation of the 2002/03 Interconnect Conveyance Rates. On 22 December 2004 ComReg published a Decision Notice on the finalisation of the 2003/04 Interconnect Conveyance Rates. The cumulative effect of these two changes was a reduction of approximately 4% in our rates.

        On 22 April 2005 ComReg issued a direction to eircom which finalised the Number Translation Codes (NTC) rates for the period April 2003 to April 2004. Settlement of these rates involves once off retrospective payments by us to other operators and by other operators to us.

  Partial private circuits

        Partial private circuits ("PPCs") are partial leased lines that connect a customer's premises to the point of connection between our network and that of another authorised operator. Other authorised operators that own a core network can use partial private circuits, which are priced off a different tariff schedule, as a substitute for wholesale leased lines. The price at which we provide partial private circuits is regulated by ComReg under our RIO and is required to be based on long run incremental costs. Following completion of a review by ComReg of our cost calculations, in February 2004 we reduced our prices for partial private circuits by approximately 20%. Following a recent review by ComReg we expect the current pricing to apply up to 31 March 2006.

        ComReg has recently commenced a bottom-up review of the costings for our core network. It is expected that this review will be completed before the end of 2005. The outcome of this review may impact the pricing of PPCs and other wholesale products that use our core network after March 2006.

  Leased lines

        Leased lines are fixed point-to-point and point-to-multi-point connections providing dedicated capacity between locations and are used for high volume voice, data or multimedia transmission. We offer leased lines on a wholesale and on a retail basis. We are required to submit proposed prices or price changes to ComReg for approval. The prices at which we offer leased lines must be cost oriented. Our retail leased line prices were last amended in June 2000. ComReg has indicated on a number of occasions that it intends to review leased line prices and from time to time has sought cost and market share data in relation to leased line prices. ComReg has not indicated to us that an immediate review is being initiated. However, under the ministerial direction to ComReg issued on 26 March 2004, ComReg is obliged to review the pricing structure of our leased lines within six months of the date of issue of the policy direction. In September 2004 there was a change of Minister. No further action on this matter has since been taken by ComReg or the Minister.

        We are required by ComReg to offer leased lines to other authorised operators on a wholesale basis at a price equal to the retail price (including discount prices for leased line products) less a discount of 8%. ComReg recently finalised its analysis under the NRF of the wholesale markets for Terminating Segments and Trunk Segments of Leased Lines. In a decision notice published in March 2005, we were directed that prices we charge to any other undertaking for access to or use of a wholesale leased line of capacities up to and including 2Mbps shall be at least 8% less than the retail price. Wholesale leased lines of capacities above 2Mbps must be offered to other operators on terms and conditions equivalent to those offered to our retail division. Regulations relating to the markets for retail leased lines above 2Mbps and retail international leased lines were lifted. On 26 April 2005, we appealed the direction to the Appeals Panel on the matter of the definition of boundary split and the requirement for wholesale leased lines. We are awaiting the hearing of the appeal.

        ComReg has issued a number of directions which require us to transfer leased lines with a minimum interruption in service, at prevailing wholesale terms and conditions, if a retail customer wishes to switch to another provider for leased line services. ComReg issued the most recent direction in relation to the transfer of leased lines from retail to wholesale customers on 15 January 2004. The required process has been implemented. In April 2005 ComReg re-opened discussions with the telecoms operators to conclude its draft direction in relation to the transfer process for OAO to OAO and OAO to eircom leased lines transfers. Finalisation of the draft direction would require us to implement a cost oriented and efficient in-situ transfer process with corresponding tariffs within three weeks of the date of the direction. These are to be implemented one month after the date of the final direction. The in-situ process would be implemented one month thereafter.

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

        The prices at which we offer unbundled local loop services has been an area of contention between ourselves and ComReg, including two previous legal challenges by ourselves to ComReg directions. The prices for these services are regulated through our Access Reference Offer, or ARO. In November 2004 ComReg directed that the monthly rental for our unbundled loop metallic path (ULMP product) would be set at €14.65 per month from 1 December 2004 for a period of twelve months, with increases in subsequent years limited to no more than the level of CPI. See Item 4D "Information on the Company, Our Business, Tariffs".

        The pricing for shared access to our unbundled loops was not addressed in the November 2004 ComReg direction. ComReg is currently conducting a consultation on this pricing and published a draft direction in March 2005 proposing that no copper costs remain to be recovered from the shared access service as they consider that our access prices are fully rebalanced. The current price for shared access of €7.52 per month recovers approximately 50% of the costs of a copper loop whereas in its draft direction ComReg proposed a rental price of €0.39 per month. We have responded to the draft direction rejecting ComReg's proposals and are awaiting a response from ComReg.

        On 14 February 2005 we lodged an appeal with the Appeals Panel against the ComReg direction which directed us to provide a fit for purpose response to Operators' requests for the development of a number of LLU processes to support combined ordering of LLU and Geographic Number Portability (GNP), bulk ordering of LLU and migration from other wholesale products to LLU. On 15 February 2005 ComReg issued an enforcement order, compelling us to comply with the direction. On 17 February 2005 the High Court granted us a stay and leave for Judicial Review of ComReg's enforcement action. The judicial review hearing in the High Court finished at the end of May and a decision is expected shortly.

        On 31 March 2005 we had 1,424 shared access local loops and 357 fully unbundled local loops.

  ADSL bitstream

        ADSL bitstream is a broadband access product comprising a high-speed access link to the customer's premises, which we create by installing ADSL equipment and configuring our local access network and making it available to other authorised operators. As of 31 March 2005, 6 operators had purchased our ADSL bitstream service on a total of approximately 31,000 lines.

        We are required to provide ADSL bitstream access to other authorised operators at regulated prices. These prices are based upon the prices at which we offer retail ADSL services, less a margin agreed by ComReg. While ComReg does not directly set prices for ADSL, it requires us to offer our wholesale bitstream services at a price below the price at which we offer our retail ADSL services, which enables our competitors to achieve a profit on reselling these services. We currently offer discounts on our wholesale bitstream services at prices on average 40% below those of our comparable retail products.

        In February 2005, ComReg designated us with Significant Market Power (SMP) in the Wholesale Bitstream market. Under this designation there are interim price controls set on our wholesale bitstream services, the price being set at the retail price less a defined monetary amount depending on the particular bitstream product. We have lodged an appeal to the Electronic Communications Appeals Panel and are awaiting the appeal to be heard.

        In January 2004 ComReg directed us to offer a bitstream port transfer product and process. This facilitates a customer with an existing ADSL service switching to another authorised operator without the need for a significant break in service.

        In April 2005 we increased the download speeds of our Bitstream products to support higher speed Retail products. In June 2005 we announced the introduction of a 'time based' bitstream product, to be available to OAOs from 7 July 2005.

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

        In January 2003 ComReg directed the implementation of single billing products: Single Billing Products through Wholesale Line Rental (SB-WLR), Agency Rebilling (SB-AR) and Wholesale Ancillary Services (WAS). Under SB-WLR we are obliged to offer other authorised operators a wholesale version of retail line rental with all calls being carried through CPS. SB-AR is an agreement for onward billing to the end-user. These services are designed to allow other authorised operators to combine line rental and call services in a single bill, increasing the competitiveness of services offered by those operators.

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

        Consistent with the Minister's 26 March 2004 policy direction to ComReg, on 31 March 2004 we launched our enhanced carrier pre-selection single billing through WLR product. On 31 March 2004 ComReg have directed that from 1 April 2004 prices for the WLR product will be set at retail price less 10%. This margin still applies in June 2005. In March 2005 ComReg published a draft direction on the market analysis for the Retail Fixed Narrowband Access Markets. ComReg stated that it intends to continue with the application of the retail minus price control for WLR for the period of the market review.

        Carrier pre-selection single billing through agency re-billing.    Carrier pre-selection single billing through agency re-billing enables an operator to bill the end customer for all services delivered over a particular line. As with carrier pre-selection single billing through WLR, a prerequisite for this service is that the end customer must have made a carrier pre-selection for all call types with the relevant operator. We were to have agreed pricing for carrier pre-selection single billing through agency re-billing with ComReg no later than 2 June 2003. We submitted our proposed prices to ComReg, but these prices have not yet been approved. ComReg has not proceeded to implement this product as there was no demand. However, the original direction still holds.

        Ancillary services.    We are also required to make call tracking, call barring, voicemail, call waiting, three way calling and alarm/reminder call and similar services available to all operators as ancillary services to carrier pre-selection single billing through WLR. These services are provided through the SB-WLR product.

        Restrictions on win-back activities.    Following a consultation process, on 24 September 2003, ComReg adopted a package of measures, which also apply to all other authorised operators and re-sellers, including a three-month "no contact" period for all CPS win-back activities other than win-back activities relating to carrier pre-selection single-billing through WLR services, to which a "no contact" period of four months applies. The package also includes an initiative on price transparency, proactive monitoring by ComReg to ensure compliance and various enforcement measures. ComReg reviews win-back procedures on an ongoing basis. Following complaints from other authorised operators and us, and subsequent investigations by ComReg, other operators and we have on several occasions been found in breach of the CPS Code of Practice. ComReg has on a number of occasions published details in respect of these breaches.

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

  VoIP

        On 14 October 2004 ComReg published a direction in which they nominated the code "076" as the code for PSTN access to VoIP services in Ireland. This was followed on 21 March 2005 by a set of directions to enable the opening of access to this number range by 1 May 2005. The directions included a direction to eircom to set one initial price point to facilitate the introduction of VoIP services. This price point will be known as "VoIP Local" and have per second rates of 0.0679c, 0.0174c and 0.0174c for daytime, evening and weekend respectively, excluding VAT.

  Universal Service Obligations

        Irish and European Union law requires ComReg to promote the provision of a defined set of basic telephony services to all users in Ireland independent of their geographical location and at an affordable price, whether or not the provision of those services is economic. ComReg satisfies these requirements, in part, by designating one or more operators as having a Universal Service Obligation (USO) to provide these services. The universal service elements that must be provided are essentially basic voice services, standard fax and low speed data services of specified quality and reasonable access to public payphones and directory enquiry services.

        In Ireland, we are the only operator that has been designated by ComReg as having USO. On 25 July 2003, we were designated as the sole universal service provider for a period of three years. All of our previous obligations relating to the provision of telephone lines, payphones and directory services have been maintained. Our obligations have been extended to include service to people with disabilities and to provide geographically averaged prices throughout Ireland, which has always been our practice. Previously, we provided these services on a voluntary basis. ComReg has discretion to withdraw a designation, or part of it, or withdraw a designation for a particular area of Ireland and designate another operator or operators as having USO, and may review and amend any aspect of the designation.

        In March 2005 ComReg initiated a consultation on two aspects of eircom's USO: the provision of access at a fixed location and the provision of functional internet access.

        With respect to provision of access at a fixed location ComReg has proposed in a consultation paper that a threshold of €7,000 be applied when eircom considers requests for services that are costly to provide. If the cost of providing service is below the threshold, eircom should consider the request as 'reasonable' and supply service for the standard connection fee, which is currently €107.43 (ex VAT). If the cost is above the threshold, eircom should supply service if the customer agrees to pay the amount in excess of the threshold, and the standard connection fee.

        With respect to provision of functional internet access, ComReg has proposed a minimum data rate of 28.8kbps with a target of 94% of telephone lines meeting this minimum data rate by June 2006.

This proposed data rate is consistent with eircom's investment plans. We expect ComReg to publish a final decision notice in shortly.

        There is a statutory provision that permits ComReg to establish a fund that would allow us to recover part of the costs of meeting our USO, if ComReg determines that the net cost of meeting our USO is an unfair burden on us. We have completed an independent study of the net cost of USO on the Company and we are considering seeking the establishment of such a fund in the current year based upon a detailed and independent study of our net USO costs.

  Accounting Separation Consultation

        On 10 March 2005 ComReg initiated a consultation on the contents and form of our separated accounts. We have recently submitted our response to this consultation, which was submitted on 3 June 2005.

  Compliance

        On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

Impending regulation

        In the current calendar year we expect, based on our understanding of ComReg's ongoing work programme, that ComReg's agenda will continue to be focused on implementing the NRF. We expect that by the end of 2005 ComReg will have completed its analysis of the fixed and mobile markets and will have informed the European Union Commission of the ex-ante regulatory measures it intends to impose on operators which it has designated as having significant market power, or SMP, in such markets.

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

        In a decision dated 28 November 2003 the Director-General of Telecommunications of Ofcom determined that our UK subsidiary, eircom UK, along with all other providers of fixed networks in the UK, has significant market power in the market for fixed geographic call termination. The Director-General further decided to require eircom UK to provide network access if reasonably requested to do so and to do so on fair and reasonable terms. The Director-General's stated view is that any of our fixed geographic call termination charges that are not based on BT plc charges are unlikely to be fair and reasonable.

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

ITEM 5
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussions together with the consolidated financial statements of eircom Group, Valentia Telecommunications and eircom and the related notes to those financial statements in Item 18 "Financial Statements". eircom Group has prepared its consolidated financial statements in accordance with UK GAAP. Valentia Telecommunications and eircom have prepared their consolidated financial statements and eircom Funding has prepared its financial statements in accordance with Irish GAAP. UK and Irish GAAP differ in certain significant respects from U.S. GAAP. A discussion of the principal differences relevant to the financial statements of eircom Group, Valentia Telecommunications, eircom and eircom Funding and a reconciliation to U.S. GAAP of net income and total equity for the financial periods discussed herein are set forth in note 34 to the audited consolidated financial statements of eircom Group, in note 31 to the audited consolidated financial statements of Valentia Telecommunications, note 31 to the audited consolidated financial statements of eircom and note 14 to the audited financial statements of eircom Funding included in Item 18 "Financial Statements".

        In this section, when we say "we", "us", "our" or other similar terms, it refers to Valentia Telecommunications and its subsidiaries for the period from 1 April 2002 to 8 July 2003, and eircom Group and its subsidiaries for the period from 9 July 2003 to 31 March 2005 unless the context otherwise requires.

A.    BASIS OF PRESENTATION OF FINANCIAL INFORMATION

        We were incorporated on 9 July 2003. As part of the reorganisation and refinancing described in Item 4 "Information on the Company", we acquired Valentia Telecommunications on 21 July 2003. Valentia Telecommunications was incorporated on 14 December 1998 and acquired eircom on 2 November 2001.

        For the purpose of this consolidated financial information, the "Company" and the "Group" comprise, respectively, Valentia Telecommunications and its subsidiaries for the period from 1 April 2002 to 8 July 2003, and eircom Group and its subsidiaries for the period from 9 July 2003 to 31 March 2005.

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

Overview of our business

        We are the principal provider of fixed-line telecommunications services in Ireland. According to quarterly data published by ComReg, we had a market share in the Irish fixed-line market throughout the three-year period ended 31 December 2004 of approximately 79%, based on turnover. As the incumbent fixed-line telecommunications provider, we have the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach, and our competitors rely heavily on our infrastructure. We are also the leading Internet service provider, or ISP, in Ireland with approximately 602,000 subscribers as of 31 March 2005. As of 31 March 2005, we had approximately 2 million fixed-line telephone access channels in service, of which approximately 1.6 million were PSTN lines and approximately 0.4 million were ISDN channels. As of 31 March 2005 we had approximately 128,000 PSTN lines which were enabled for simultaneous support of PSTN and ADSL bitstream, permitting simultaneous, high-speed transmission of voice and data over our network, which had been taken up by retail and wholesale customers. We had turnover of €1.6 billion in the financial year ended 31 March 2005 and total fixed and current assets of €3.5 billion as of 31 March 2005.

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

Principal Factors that Affect our Results of Operations

  Irish fixed-line telecommunications market

        As the principal provider of fixed-line telecommunications services in Ireland, our performance is affected by factors affecting growth in this market generally. According to quarterly data published by ComReg, the Irish fixed-line telecommunications market has slowed during the financial year ended 31 March 2003, declined in the financial year ended 31 March 2004 and in the nine-months ended 31 December 2004. (We are in discussion with ComReg to understand the changes made to fixed-line revenue classifications in the most recent ComReg report produced in June 2005. Pending resolution of these discussions, our view is that revenue in the fixed line market is declining at approximately 2% per annum.) This was primarily as a result of the substitution of mobile services and messaging services such as e-mail for fixed voice services, which, while difficult to quantify, we believe has had a negative impact on growth in the fixed-line market. We believe that annual growth rates in this market will continue to slow, and there may continue to be quarterly or annual periods of flat or negative growth, making it more difficult for us to increase turnover or even leading to a decrease in turnover, since our business is focused on the fixed-line market.

  Liberalisation of the Irish telecommunications market and increasing competition

        The Irish telecommunications market was fully opened to competition on 1 December 1998. Competitors quickly entered the market, and we now compete with a number of other authorised operators in the provision of voice and data services. In 2000, ComReg's predecessor introduced a number of measures to increase competition, including carrier pre-selection and number portability. Despite increased competition and these regulatory measures, we have been able to maintain our majority market share (based on turnover) of the Irish fixed-line market throughout recent years. ComReg estimated our revenue share for the year ended 31 December 2004 at approximately 79%.

However, we believe that these regulatory initiatives and the overall trend towards increased competition is likely to result in a decline in our market share in the future.

        In recent years ComReg has taken a number of other measures designed to further increase the competition in the Irish telecommunications market. These initiatives include inter alia:

  •
  implementation of the New European Union Regulatory Framework (NRF) and the designation of SMP in a wider selection of more narrowly focussed markets than existed under the previous regulatory regime;

  •
  the designation of eircom as having SMP and therefore being required to provide bitstream (wholesale broadband products) to our competitors;

  •
  directing us to reduce our pricing on a range of wholesale access services, including LLU;

  •
  directing us to offer carrier pre-selection single billing through WLR and agency rebilling;

  •
  directing us to provide partial private circuits services to our competitors; and

  •
  limiting our ability to conduct sales activities to win back lost retail customers after they select an alternative operator.

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

  Continued pressures on pricing

        We face substantial regulatory and competitive pressures on our prices. While the Irish consumer price index (CPI) has increased by approximately 31% in Ireland since 1997, our prices have decreased in both nominal and real terms. The provision of our services and our prices are subject to extensive regulation, including regulation of our wholesale prices and a cap that limits the amount by which we can increase our retail prices on a specified basket of services. As a result of these regulations, the prices we charge for our wholesale and retail products and services do not necessarily reflect the costs we incur in offering them nor the prices that we would charge in the absence of such regulations. In February 2003, ComReg changed the retail price cap from a permitted annual change in average prices equal to the Irish consumer price index minus 8%, to a permitted annual change in average prices equal to the Irish consumer price index minus 0%. ComReg also eliminated the sub-caps it had previously imposed on the individual services within the basket, and added fixed-to-mobile calls to the list of services included in the basket while directory enquiry calls were removed.

        To date we have rebalanced charges through permitted increases, principally to the prices for access services as opposed to call charges. Since the elimination of retail sub-caps, we have increased PSTN line rental charges by over 23%. Following these increases, ComReg have stated in the draft decision on Market Analysis of Retail Narrowband Access markets that eircom is now rebalanced. ComReg are proposing to impose a sub cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year from the date of the final decision. In any subsequent years the sub-cap would be at the rate of CPI minus 0%. In the Market Analysis of Retail Voice calls, ComReg have proposed that the current Price Cap will continue until markets are next reviewed for SMP designation and remedies. ComReg has based its market assessment on a time horizon of about 2 years. For more information about our pricing, see Item 4D "Information on the Company—Our Business—Tariffs".

        Consistent with the Minister's 26 March 2004 policy direction to ComReg, on 31 March 2004 we launched our enhanced carrier pre-selection single billing through WLR product. On 31 March 2004 ComReg directed that from 1 April 2004 prices for the WLR product will be set at retail price less 10% and this margin still applies in June 2005. In March 2005 ComReg published a draft direction on the market analysis for the Retail Fixed Narrowband Access Markets. ComReg stated that it intends to continue with the application of the retail minus price control for WLR for the period of the market review.

        Competition in the Irish telecommunications market also creates downward pressure on our prices independent of regulatory constraints. In response to market pressures, we offer discount packages on calls, corporate network services and leased line services to our retail customers. We launched our TalkTime discount packages in June 2004 providing customers with a range of residential and business offerings that include standard line rental bundled with call minute and phone services allowances. On 27 May 2005 we introduced two new Talktime packages for residential customers, offering unlimited off-peak All-Ireland calls and unlimited Anytime All-Ireland calls.

        Because of the overall decrease in the volume of fixed-line voice traffic, maintaining or increasing turnover will continue to be dependent to a significant degree on continued increases in the volume of data traffic or services and on our ability to maintain appropriate pricing levels in the face of continued competitive and regulatory pressures on pricing.

        Retail prices will also be impacted by changes in our wholesale prices, which are subject to regulation. Recent directions have provided a degree of certainty on pricing for ULMP and WLR wholesale access products for the immediate future while ComReg is currently consulting on pricing for our shared access product.

        Wholesale leased lines, wholesale broadband and wholesale line rental for telephony access are all priced on a retail-minus basis. Pressures for reductions in this set of wholesale prices are likely to come mainly from requirements for retail price reductions or from re-alignment within eircom's wholesale portfolio.

        Our prices for interconnect services, unbundled loops and partial private circuits are all set on the basis of Long Run Incremental Costs (LRIC). ComReg has recently initiated a bottom-up review of the costings for our core network, which may ultimately result in changes to the pricing of these services.

        See Item 4E "Information on the Company—Regulation"

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

        We accounted for the acquisition of the entire share capital of eircom by Valentia Telecommunications using the acquisition method of accounting. Accordingly, we allocated the purchase price for the acquisition to the assets we acquired and liabilities we assumed based upon their respective fair values, in accordance with UK and Irish GAAP. We applied €764 million of the purchase price, representing the portion of the purchase price that was in excess of the fair market value of the net assets acquired, to goodwill. This goodwill was subsequently reduced by €3 million to take account of certain acquisition costs that were not ultimately payable. We are amortising this goodwill over 20 years, which is in accordance with UK and Irish GAAP.

  Restructuring and cost management programmes

        We operate in a highly regulated and competitive pricing environment. Therefore our continued ability to reduce costs will be a key factor in maintaining or improving our operating profit.

        We began a programme during the financial year ended 31 March 2001, prior to the acquisition of the entire share capital of eircom by Valentia Telecommunications, to consolidate our operations around our core domestic fixed-line business and disposed of or closed most of our non-core businesses. On 11 May 2001, we also completed the demerger of our mobile telecommunications business, Eircell, with eircom's then shareholders receiving shares in Vodafone Group plc as a result of the demerger. During the financial year ended 31 March 2003, we received a cash dividend of €192 million and a management fee of €3 million in connection with exiting from our remaining 63% stake in Golden Pages, a directory services business, and disposed of eircom NI Limited for €3.5 million (subject to a potential purchase price adjustment). We have also exited our loss-making multi-media activities and curtailed our presence in the United Kingdom.

        We continue to focus on reducing operational expenditure. Employee-related expenses are a significant component of our operating expenses and a focus of our cost management has been reducing employee headcount. We have reduced the average number of employees from to 9,129 for the financial year ended 31 March 2003, to 7,595 for the financial year ended 31 March 2005. This decline in average headcount reflects the impact of our voluntary severance, as well as the reduction of employees in connection with our discontinuation, disposal and exit of various businesses and outsourcing certain activities through Managed Service contracts. We intend to continue to reduce our headcount to approximately 7,000 by 31 March 2008 or earlier if it is possible to do so. We also are continuing to focus on reducing costs through our strict cost management programme and by continuing to improve our supply chain management. For more information about our supply chain management initiatives, see Item 4D "Information on the Company—Our Business".

        We intend to continue to pursue a focused and disciplined capital expenditure programme in the future, focusing on evolutionary improvements in our network. See "Capital expenditure and financial investment", below.

  Inflation

        Our operating profit has not been significantly influenced by inflation, although we are affected by inflationary pressures on wages and salaries and on property costs. In addition, the prices at which we offer many of our services and products are regulated based on measures related to the Irish consumer price index and accordingly are directly tied to the rate of inflation.

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

Initial Public Offering

        On 26 February 2004 Valentia Holdings Limited changed its name to eircom Group Limited, and re-registered as a public limited company (eircom Group plc) on 8 March 2004. Shortly thereafter eircom Group plc in an Initial Public Offering (the "IPO") issued new ordinary shares and the ESOT subscribed for new ordinary shares pursuant to a rights issue (the "ESOT Ordinary Share Rights

Issue"). Simultaneously certain of our shareholders offered their ordinary shares (equating to more than 50% of the ordinary shares in eircom Group plc) to institutional and other sophisticated investors outside the United States and to qualified institutional buyers in the United States pursuant to the exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act"). eircom Group plc's shares were listed on the London and Irish Stock Exchanges on 24 March 2004. We also amended the terms of our Senior Notes and Senior Subordinated Notes primarily to provide greater flexibility to pay dividends to our shareholders and on 18 March 2004 we entered into the current Senior Credit Facility (of which €1.25 billion was drawn down) to refinance certain existing indebtedness and to pay certain fees, costs and expenses associated with the IPO (See Item 10B "Additional Information—Material Contracts").

Critical Accounting Policies

        Our principal accounting policies are set out in the note 1 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements". These policies conform with UK GAAP. UK GAAP differs in certain significant respects from U.S. GAAP. A discussion of the differences relevant to the financial statements of eircom Group and a reconciliation of our net profit or loss attributable to group shareholders and shareholders' equity to U.S. GAAP is set forth in note 34 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements".

        We, like virtually all other companies, use estimates and judgements that affect the reported amounts in our consolidated financial statements and accompanying notes. The most sensitive estimates affecting our financial statements involve the following areas:

  •
  Establishing lives for depreciation and amortisation purposes of tangible and intangible fixed assets. Long-lived assets, consisting primarily of property, plant and equipment and intangibles, comprise a significant portion of our total assets. The annual depreciation or amortisation charge depends primarily on the estimated lives we allocate to each type of asset and, in certain circumstances, our estimate of fair values. We regularly review these asset lives and change them as necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on our depreciation and amortisation charges for the year. We changed our asset lives in the financial year ended 31 March 2003. The impact of a change in asset lives on our depreciation charge for the financial year ended 31 March 2003 was a reduction of €38 million.

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

  •
  Making appropriate medium-term assumptions on asset impairment reviews. In the financial years ended 31 March 2004 and 31 March 2003 we have made charges for the impairment of the carrying value of tangible fixed assets on our balance sheet. The amount of the charges are in most cases based on the discounted present value of the future cash flows that we expect to be derived from these assets. We use estimates in determining these future cash flows and the discount rate. We assess the existence of impairment whenever events or changes in circumstances indicate that an asset may be impaired. Factors which we consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under UK GAAP are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. Under U.S. GAAP, an impairment occurs when the carrying value of a long-lived asset is not recoverable. Under U.S. GAAP, recoverability is measured based on undiscounted cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the fair value of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

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

Results of Operations

        The following table shows selected consolidated profit and loss data from our operations for the periods indicated.

	Financial Year Ended 31 March 2003 €'m	Financial Year Ended 31 March 2004 €'m	Financial Year Ended 31 March 2005 €'m
Consolidated Profit and Loss Data:
Continuing operations
Turnover	1,682	1,628	1,602
Cost of sales	(499)	(410)	(378)

Gross profit	1,183	1,218	1,224

Operating costs before depreciation impairment, goodwill amortised and operating exceptional (charges)/credits	(648)	(632)	(696)
Exceptional operating exceptional (charges)/credits	(13)	(24)	4
Depreciation	(399)	(368)	(316)
Exceptional fixed asset impairments	—	(38)	—
Goodwill amortised on subsidiary undertakings	(38)	(38)	(38)

Total operating costs	(1,098)	(1,100)	(1,046)

Group operating profit before group share of associated undertakings	85	118	178
Group's share of operating profits of associated undertakings	—	—	1

Operating profit from continuing operations	85	118	179
Non-operating exceptional items(1)	3	1	—
Interest payable and similar charges (net)	(134)	(157)	(128)
Exceptional interest payable and similar charges	—	(51)	1

(Loss)/profit on ordinary activities before taxation	(46)	(89)	52
Taxation credit/(charge) on (loss)/profit on ordinary activities	6	(14)	(20)

(Loss)/profit after taxation	(40)	(103)	32
Dividend Paid and Proposed (including dividends and other appropriations in respect of non-equity shares)	(22)	(428)	(103)

Loss absorbed for the financial year	(62)	(531)	(71)

(1)
Non-operating exceptional items after operating profit have been grouped together for presentation purposes. Exceptional items after operating profit for each year presented are as follows:

	Financial Year Ended 31 March 2003 €'m	Financial Year Ended 31 March 2004 €'m	Financial Year Ended 31 March 2005 €'m
Exceptional gain on the disposal of fixed assets	2	—	—
Exceptional gain on exit from subsidiaries	1	1	—

Total non-operating exceptional items	3	1	—

        The following table shows certain financial data from continuing operations for the years indicated, expressed in each case as a percentage of continuing turnover:

	Financial Year Ended 31 March 2003%	Financial Year Ended 31 March 2004%	Financial Year Ended 31 March 2005%
Turnover	100	100	100
Cost of sales	(30)	(25)	(24)
Gross profit	70	75	76
Other operating costs(1)	(38)	(39)	(43)

	32	36	33

(1)
Other operating costs is defined as operating costs before depreciation, exceptional fixed asset impairments, goodwill amortised and operating exceptional charges/credits as disclosed on the face of the profit and loss account. Included in 31 March 2005 is a restructuring charge of €72 million, equivalent to 4% of turnover.

  Turnover

        The following table shows our turnover from continuing operations, analysed by major categories of products and services, and the percentage change for each category, for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2003 €'m	2004 €'m	2005 €'m	2003/2004%	2004/2005%
Access (rental and connections)	423	489	557	16	14
Voice traffic	564	509	456	(10)	(11)
Advanced voice services traffic	87	87	82	1	(4)

Total voice traffic	651	596	538	(8)	(10)
Data traffic	104	112	97	9	(14)

Total voice and data traffic	755	708	635	(6)	(10)
Data communications	204	195	180	(5)	(7)
Interconnect services	210	159	165	(24)	3
Other products and services	187	159	154	(15)	(3)

Gross income	1,779	1,710	1,691	(4)	(1)
Discounts(2)	(97)	(82)	(89)	(15)	8

Total turnover	1,682	1,628	1,602	(3)	(2)

(1)
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)
Discounts are primarily related to turnover derived from access, voice and data traffic, ADSL and bitstream, which are presented on a gross basis in the table above. For a discussion of discounts as a percentage of turnover, see "Discounts" below.

        Total turnover decreased by 2% in the financial year ended 31 March 2005. This was primarily due to reduced voice and data traffic volumes, reductions in some tariffs, and a decline in turnover from data communications. This was partially offset by increased turnover from ADSL and bitstream and price increases on access products, introduced in the last quarter of 2004 with higher PSTN line charges. In the financial year ended 31 March 2004, turnover decreased by 3%, this was primarily due to reduced voice traffic volumes, reductions in certain tariffs, a decline in turnover from data communications and lower interconnect turnover derived from very low margin transit traffic. This was partially offset by price increases on access products, in particular higher PSTN line charges and increased data traffic volumes. Part of the reduction in turnover in the financial year ended 31 March 2004 is also due to the exit of certain businesses including eircom Retail stores.

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

        The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2003 €'m	2004 €'m	2005 €'m	2003/2004%	2004/2005%
Total access
Line and equipment rental	398	449	469	13	4
Connection and other charges	23	23	24	1	4
ADSL & bitstream(4)	2	17	55	—	224
WLR rental and connection	—	—	9	—	—

Total access turnover	423	489	557	16	14

Access channels (in thousands at period end, except percentages)
PSTN(2)	1,596	1,587	1,496	(1)	(6)
PSTN WLR(4)	—	—	103	—	—

Total PSTN	1,596	1,587	1,599	(1)	1
ISDN(3)	351	372	372	6	—
ISDN WLR(4)	—	—	11	—	—

Total ISDN	351	372	383	6	3
ADSL & bitstream(5)	3	39	128	—	231

Total access channels	1,950	1,998	2,110	2	6

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

(4)
WLR is a new wholesale product introduced in 2004.

(5)
ADSL and bitstream turnover and volumes were reclassified from Data communications to Access in the financial year ended 31 March 2003.

        The increase in turnover from access was 14% in the financial year ended 31 March 2005 due primarily to an increase in ADSL and bitstream turnover as a result of increased customer demand for the new low-cost ADSL service, and increases in PSTN line rental charges introduced in 2004. In the financial year ended 31 March 2004, access turnover increased by 16%, due primarily to increases in

PSTN line rental charges introduced in 2004, growth in the number of ISDN channels, and an increase in ADSL and bitstream turnover as a result of increased customer demand for the new low-cost ADSL service

        Our total PSTN lines increased by 1% in the financial years ended 31 March 2005, however the number of channels sold to retail customers decreased by 6% due to the introduction of WLR in the period. In addition, during the year, the Customer Acquisition Programme launched in the Residential market was successful in selling approximately 24,000 access lines to new customers in the Residential market. In the financial year ended 31 March 2004 our total PSTN lines decreased by 1% principally due to the increasing substitution of mobile phones for fixed-line services and an increase in the number of residential customers upgrading their PSTN lines to ISDN access. The total number of ISDN channels increased by 3% in the financial year ended 31 March 2005 to approximately 383,000 due to the introduction of WLR. ISDN channels increased by 6% in the financial year ended 31 March 2004, principally due to increased demand for data, multimedia and interactive services.

        ADSL and bitstream turnover increased significantly in the financial year ended 31 March 2005 and in the financial year ended 31 March 2004, as a result of increased customer demand following new special promotions introduced. By 31 March 2005, the number of ADSL and bitstream lines had increased to approximately 128,000 lines up from 39,000, in the financial year ended 31 March 2004. It should be noted, however, that since we write-off the cost of modems, connection costs and all the marketing costs of this business line as incurred, ADSL and bitstream made a very marginal contribution after direct costs. On a fully costed basis, after depreciation of direct assets such as line cards, the ADSL and bitstream business activity lost some €45 million in the last twelve months, a similar amount to the losses of the previous year.

        The first WLR orders from other authorised operators were received and processed during the quarter ended 30 September 2004. At 31 March 2005 approximately 103,000 PSTN lines and approximately 11,000 ISDN channels had transferred to other authorised operators. WLR rental and connection yielded wholesale product revenues of approximately €9 million in the financial year ended 31 March 2005 for eircom, which resulted in a reduction in line and equipment rental revenue due to reduced eircom customer lines.

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

        The following table shows information relating to our total traffic turnover and our traffic volumes and the percentage change for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2003 €'m	2004 €'m	2005 €'m	2003/2004%	2004/2005%
Turnover(2)
Basic voice traffic turnover
Domestic
Local(3)	133	121	104	(10)	(14)
National(4)	72	56	51	(21)	(10)
Fixed-to-mobile(5)	229	220	203	(4)	(8)
International(6)	130	112	98	(14)	(13)

Total basic voice traffic turnover	564	509	456	(10)	(11)
Freefone(7)	24	25	23	5	(7)
Virtual private network(8)	19	22	24	19	11
Premium rate services(9)	30	25	19	(18)	(21)
Other advanced voice services	14	15	16	10	4

Total advanced voice traffic turnover	87	87	82	1	(4)

Total voice traffic turnover	651	596	538	(8)	(10)
Data traffic turnover
PSTN data	61	70	64	15	(9)
ISDN data	43	42	33	—	(24)

Total data traffic turnover	104	112	97	9	(14)

Total traffic turnover	755	708	635	(6)	(10)

Traffic (in millions of minutes, except percentages)
Voice traffic volume
Domestic traffic:
Local(3)(10)	4,013	3,642	3,203	(8)	(12)
National(4)	1,297	1,136	1,019	(12)	(10)
Fixed-to-mobile(5)	1,226	1,241	1,174	1	(5)
International(6)	593	533	478	(10)	(10)

Total basic voice traffic volume	7,129	6,552	5,874	(8)	(10)
Freefone(7)	288	323	276	12	(15)
Virtual private network(8)	239	288	323	20	12
Premium rate services(9)	28	23	23	(17)	(3)
Other advanced voice services	98	79	55	(20)	(30)

Total advanced voice services	653	713	677	9	(5)

Total voice minutes	7,782	7,265	6,551	(6)	(10)
Data traffic volume
PSTN data	3,559	4,020	3,700	12	(8)
ISDN data	1,752	1,870	1,352	7	(28)

Total traffic data minutes	5,311	5,890	5,052	10	(14)

Total traffic minutes	13,093	13,155	11,603	—	(12)

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

(10)
A portion of local voice minutes were reclassified as PSTN data minutes in the financial year ended 31 March 2004.

        Overall turnover from voice and data traffic decreased by 10% in the financial year ended 31 March 2005 and by 6% in the financial year ended 31 March 2004.

        Voice traffic.    Basic voice traffic turnover decreased by 11% in the financial year ended 31 March 2005. This is due primarily to an overall decline in traffic volumes arising from loss of market share and weakness in the traditional voice market, as well as reductions in tariffs on international and fixed to mobile call types. In the financial year ended 31 March 2004 basic voice turnover decreased by 10% primarily due to reductions in tariffs on national and fixed-to-mobile call types and an overall decline in traffic volumes due to loss of market share and weakness in the traditional voice market, principally due to mobile substitution. Loss of market share and weaknesses in the market impacted local, national, fixed to mobile and international turnover, with increased volumes on fixed to mobile partially compensating for reduced tariffs.

        Turnover relating to advanced voice services decreased by 4% in the financial year ended 31 March 2005, primarily due to a decrease in Freefone and low margin premium rate services offset partially by growth in virtual private network and other advanced voice services turnover. In the financial year ended 31 March 2004, advanced voice services turnover increased by 1%, due to strong growth in virtual private network turnover, offset by a reduction in premium rate services turnover.

        Total voice traffic minutes decreased by 10% in the financial year ended 31 March 2005 and 6% in the financial year ended 31 March 2004, primarily due to a contraction of the fixed-line voice market in Ireland as a result of increasing mobile substitution, as well as the loss of some market share to competitors and the introduction of WLR in the financial year ended 31 March 2005.

        Data traffic.    Turnover from data traffic decreased by 14% and data minutes decreased by 14% in the financial year ended 31 March 2005. This decrease was primarily due to the migration of heavy data users to ADSL and bitstream which is an 'always on' product. Turnover from data traffic increased by 9% in the financial year ended 31 March 2004. The increase in turnover was primarily due to 10% increased in data traffic volumes in the financial year ended 31 March 2004. The volume increase resulted primarily from growth in Internet usage.

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

        The following table shows information relating to turnover from data communications products and services and the number of leased lines, and the percentage changes for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2003 €'m	2004 €'m	2005 €'m	2003/2004%	2004/2005%
Data communications
Leased lines	150	136	127	(9)	(6)
Switched data services	25	29	31	13	7
ISP	29	30	22	5	(25)

Total data communications turnover(2)	204	195	180	(5)	(7)

Number of leased lines (at period end, except percentages)
National leased lines	26,574	24,599	22,836	(7)	(7)
Partial Private Circuits(3)	—	16	742	—	—
International leased lines	772	542	394	(30)	(27)
Interconnect paths	2,688	2,567	2,173	(5)	(15)

Total leased lines	30,034	27,708	26,145	(8)	(6)

(1)
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)
ADSL and bitstream turnover and volumes were reclassified from Data Communications to Access in the financial year ended 31 March 2003.

(3)
Partial private circuits were previously included in National Leased Lines in the financial year ended 31 March 2004.

        Turnover from data communications decreased by 7% in the financial year ended 31 March 2005, primarily due to a reduction in leased line and ISP turnover partially offset by growth in Switched Data services. In the financial year ended 31 March 2004 turnover from data communications decreased by 5% primarily due to a reduction in leased line and ISP turnover partially offset by growth in Switched Data services.

        Leased line turnover decreased by 6% in the financial year ended 31 March 2005 and 9% in the financial year ended 31 March 2004, due to a reduction in the number of leased lines in operation, as well as a reduction in tariffs. This was due to rationalisation of other authorised operators' networks, increased competition from international licensed operators and customer migration from analogue leased lines to a smaller number of high capacity digital leased lines or to switched data services. Switched data services turnover increased by 7% in the financial year ended 31 March 2005 and 13% in the financial year ended 31 March 2004, mainly due to new customer acquisitions in BIP, partly offset by migration of customers from Frame Relay and ATM. BIP is a more modern and advanced data service based on IP technology which corporate and small business customers are increasingly using due to its flexibility and efficiency.

        ISP turnover decreased by 25% in the financial year ended 31 March 2005, mainly due to customers migrating from the ISP's internet subscription dial-up products to our flat rate and ADSL products which are now included under Data traffic and Access turnover respectively. In the financial year ended 31 March 2004 ISP turnover increased by 5% due to an increase in our ISP internet subscription dial-up products.

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

        The following table shows information relating to turnover and traffic from interconnect services and the percentage change for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2003 €'m	2004 'm	2005 €'m	2003/2004%	2004/2005%
Interconnect services turnover
Interconnect	169	122	117	(28)	(4)
Foreign terminating traffic	41	37	48	(8)	27

Total interconnect services turnover	210	159	165	(24)	3

Interconnect services traffic (in millions of minutes, except percentages)
Interconnect
Call origination	2,031	2,253	2,654	11	18
Call termination	2,771	2,809	3,196	1	14
Transit to mobile/fixed	914	655	577	(28)	(12)
Ancillary(2)(3)	185	249	301	35	21
International	153	153	136	—	(11)

Total interconnect	6,054	6,119	6,864	1	12
Foreign terminating traffic	783	931	1,152	19	24

Total interconnect services traffic	6,837	7,050	8,016	3	14

(1)
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)
Interconnect operator services turnover and volumes were reclassified from Interconnect/Ancillary to Operator services in other services turnover in the financial years ended 31 March 2003.

(3)
Does not include other authorised operator access to eircom directory enquiries and operator assisted call services.

        Interconnect services turnover increased by 3%, in the financial year ended 31 March 2005 mainly due to a growth in foreign terminating traffic, partially offset by a reduction in interconnect turnover.

        Turnover from interconnect decreased by 4%, in the financial year ended 31 March 2005, primarily due to an ongoing reduction in transit turnover which has a low margin, largely resulting from other authorised operators (particularly mobile) directly interconnecting with each other which led to a reduction in transit volumes of 12%. The remaining reduction in interconnect turnover was primarily due to a reduction in international turnover due to lower rates and volumes. Call origination and termination volumes increased by 18% and 14% respectively in the financial year ended 31 March 2005 due to an increase in the number of carrier pre-select lines.

        In the financial year ended 31 March 2004, interconnect services turnover decreased by 24%. The reduction in total interconnect services was mainly due to a 28% decrease in interconnect turnover, primarily due to a reduction in transit turnover which has a low margin, largely resulting from other authorised operators (particularly mobile) directly interconnecting with each other which led to a reduction in transit volumes of 28%. The remaining reduction in turnover was mainly due to a reduction in international turnover due to lower rates while volumes were maintained. Ancillary volumes grew by 35% in the financial year ended 31 March 2004, mainly due to increased interconnect freefone traffic and access to eircom internet services which attract a low rate.

        Turnover from foreign terminating traffic increased by 27% in the financial year ended 31 March 2005, primarily as a result of increased incoming traffic to mobiles.

        In the financial year ended 31 March 2004 turnover from foreign terminating traffic decreased by 8%, primarily as a result of decreases in settlement rates in line with international trends, which was partially offset by an increase in volumes and the inclusion of eircom UK volumes which are not included in the prior year.

  Other products and services

        Other products and services include our sales of customer premises equipment to corporate and business customers in eircom Business Systems, directory enquiry and operator services, calling cards, public payphones, Phonewatch, Lan Communications and other turnover, including, Infonet.

        The following table shows information relating to turnover for other services and the percentage change for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2003 €'m	2004 €'m	2005 €'m	2003/2004%	2004/2005%
Customer premises equipment	35	31	26	(12)	(16)
Operator services(2)	31	34	32	10	(4)
Card and payphones	23	18	14	(21)	(25)
Phonewatch	13	15	18	19	21
Lan communications	19	19	22	1	15
Other turnover	66	42	42	(37)	(1)

Other products and services turnover	187	159	154	(15)	(3)

(1)
Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)
Interconnect operator services turnover and volumes reclassified from Interconnect/Ancillary to Operator services in financial year ended 31 March 2003.

        Turnover from other products and services decreased by 3% in the financial year ended 31 March 2005, primarily due to a decrease in customer premises equipment, Operator Services and Card & Payphones turnover. This was partially offset by higher revenues from Phonewatch and Lan Communications.

        Customer premises equipment turnover decreased by 16% in the financial year ended 31 March 2005 due to lower equipment sales. Operator Services turnover decreased by 4% in the financial year ended 31 March 2005 due to lower directory enquiry volumes. Card and Payphones turnover decreased by 25% in the financial year ended 31 March 2005 due to increased mobile use and growth of low-cost international call shops. Phonewatch turnover increased by 21% in the financial year ended 31 March 2005 due to increased sales of security devices and related services. Lan Communications turnover increased by 15% in the financial year ended 31 March 2005 due to improved hardware sales. Other turnover was flat in the financial year ended 31 March 2005.

        In the financial year ended 31 March 2004, other product and services turnover decreased by 15% primarily due to our exit from eircom Retail stores and certain other businesses, reductions in calling card and public payphones turnover as a result of increased mobile use and lower sales of equipment and hardware to corporate customers. eircom UK turnover is split across the relevant turnover lines in the financial years ended 31 March 2004 and 31 March 2005, whilst in financial year ended 31 March 2003 all turnover was included in other turnover as this includes subsidiaries. This was partially offset by increased turnover in Operator services driven by Directory Enquiries call volumes and Phonewatch from increased security device sales and increased turnover from monitoring services.

  Discounts

        Discounts increased by 8% to €89 million in the financial year ended 31 March 2005 primarily due to increased discounts given on the ADSL and bitstream promotions of €14 million, which was partially offset by a reduction in voice discounts of €7 million. Discounts as a percentage of turnover were 5% in the financial year ended 31 March 2005 and 5% in the financial year ended 31 March 2004. In the financial year ended 31 March 2004 discounts decreased by 15%, primarily due to the reduction of traffic revenue and the dilution of discount packages offered.

  Cost of sales

        The following table shows information relating to the cost of sales from continuing operations and the percentage change for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2003 €'m	2004 €'m	2005 €'m	2003/2004%	2004/2005%
Interconnect	334	281	259	(16)	(8)
Foreign outpayments	51	47	39	(9)	(16)
Other	114	82	80	(28)	(3)

Cost of sales	499	410	378	(18)	(8)

(1)
Percentage changes in cost of sales are calculated based on unrounded cost data, rather than the rounded data presented in this table.

        Cost of sales decreased by 8% in the financial year ended 31 March 2005. This was due substantially to reduced volumes on interconnect transit and reduced volumes and rates in foreign outpayments. Cost of sales as a percentage of turnover was 24% in the financial year ended 31 March 2005, compared with 25% in the financial year ended 31 March 2004. This decrease is primarily a result of the reductions in costs associated with interconnect transit turnover, which is a low-margin product.

        In the financial year ended 31 March 2004, cost of sales decreased by 18%, this was due substantially to reduced volumes on interconnect transit, reduced volumes and rates in foreign outpayments and the disposal of eircom Retail stores in the financial year ended 31 March 2003.

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

        Interconnect cost of sales decreased by 8% in the financial year ended 31 March 2005 and 16% in the financial year ended 31 March 2004. This was primarily due to a decline in transit traffic, caused by the fact that some other authorised operators (mainly mobile) moved to interconnection with each other instead of routing their traffic through our network. This factor also resulted in a corresponding decline in transit turnover. In addition, the decrease reflects a decline in certain tariffs, in particular mobile termination rates.

  Foreign outpayments

        Payments to international carriers are determined by the settlement rates that we have negotiated with international carriers, the volume of outgoing international traffic and the mix of call destinations.

        Foreign outpayments decreased by 16% in the financial year ended 31 March 2005 and 9% in the financial year ended 31 March 2004, primarily due to lower volumes and increased competition for international traffic, which resulted in a decline in international settlement rates for calls.

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

        Other costs of sales decreased by 3% in the financial year ended 31 March 2005, due mainly to decreases in costs associated with premium rate services revenue being offset by an increase in costs associated with the roll out of ADSL and bitstream. In the financial year ended 31 March 2004, other cost of sales decreased by 28%, primarily due to the disposal of the assets of eircom Retail stores and lower sales of customer premises equipment to corporate customers, reductions on leased line costs and the disposal of eircom NI Limited.

  Other operating costs

        The following table shows information relating to our other operating costs from continuing operations and the percentage changes for the periods indicated:

	Financial Year Ended 31 March			Percentage Change(1)
	2003 €'m	2004 €'m	2005 €'m	2003/2004%	2004/2005%
Staff costs
Wages and salaries and other staff costs	372	376	367	1	(2)
Social welfare costs	15	14	14	(7)	—
Pension costs	25	25	25	3	(3)

Pay costs before capitalisation/amortisation	412	415	406	1	(2)
Pension amortisation	16	16	15	—	(5)
Capitalised labour	(44)	(54)	(58)	24	7

Total staff costs before restructuring cost	384	377	363	(2)	(4)
Restructuring programme costs	—	—	72	—	—

Total staff costs	384	377	435	(2)	15
Additional operating costs
Materials and services	64	54	48	(15)	(11)
Other network costs	26	26	28	1	4
Accommodation	55	54	53	(2)	(1)
Sales and marketing	32	32	34	(1)	8
Transport and travel	22	19	18	(13)	(6)
IT cost	16	14	15	(11)	2
Miscellaneous costs	49	56	65	13	16

Additional operating costs	264	255	261	(3)	2

Total other operating costs before Exceptional Operating charges/credits, Depreciation, impairment and goodwill amortised	648	632	696	(2)	10

(1)
Percentage changes in other operating costs are calculated based on unrounded cost data, rather than the rounded cost data presented in this table.

        Total operating costs before exceptional operating charges/credits, depreciation, impairment and goodwill amortisation increased by 10% for the financial year ended 31 March 2005 mainly due to restructuring programme costs. Staff costs including restructuring programme costs increased by 15% which was primarily driven by restructuring programme costs offset by reduced staff costs resulting from reduction in headcount and increased capitalised labour. Additional operating costs increased by 2% for the financial year ended 31 March 2005, mainly due to increased sales and marketing costs, other network costs and miscellaneous costs, partly offset by savings in materials and services and accommodation costs.

        In the financial year ended 31 March 2004, total operating costs before exceptional operating charges, depreciation, impairment and goodwill amortised decreased by 2%. This was primarily driven by reduced pay costs resulting from reduction in headcount as offset by pay inflation and salary increases, and increased capitalised labour costs. Other operating costs were less than prior year, due to continued focus on all costs.

  Staff costs

        Staff costs, which consist of salaries and wages and related pensions and social welfare costs, are the largest component of our operating costs.

        Staff costs including restructuring programme costs increased by 15% in the financial year ended 31 March 2005. This was mainly due to the restructuring programme costs, pay inflation and salary increases, partially offset by a decline in the number of employees as a result of our early retirement and voluntary severance programmes. Capitalised labour increased by 7% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the access network. There is also an ongoing non-cash charge for pension amortisation of €15 million, relating to the amortisation of a fair value pension surplus that existed at the time of the acquisition of the entire share capital of eircom Limited by Valentia Telecommunications. Headcount at 31 March 2005 was 7,275 down from 7,943 at 31 March 2004. At the end of March 2005 there were also 306 agency staff compared to 246 agency staff at 31 March 2004. The costs of these agency staff are included within staff costs.

        Restructuring programme costs of €72 million, including related pension costs, were incurred as a result of the introduction of a new voluntary leaving programme in the financial year ended 31 March 2005. Included in the restructuring programme costs is an additional provision for €6 million in the financial year ended 31 March 2005 which is in respect of a net deficit on an annuity plan. The amount included within our existing staff restructuring provision in respect of the net deficit on an annuity plan offered as part of a restructuring programme was €78 million (2004: €72 million). This provision is expected to be utilised over a period of 8 years.

        In the financial year ended 31 March 2004, staff costs decreased by 2%. This was due to a decline in the number of employees as a result of our early retirement and voluntary severance programmes, the effect of which was offset by pay inflation and salary increases. There is also an ongoing non-cash charge for pension amortisation of €16 million, relating to the amortisation of a fair value pension surplus that existed at the time of the acquisition of the entire share capital of eircom by Valentia Telecommunications. Capitalised labour costs increased by 24% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the access network. As a part of our restructuring programme, we focused on reducing our employee numbers through voluntary severance and early retirement programmes. In the financial year ended 31 March 2000, we provided €412 million to finance the fundamental restructuring programme announced in March 2000 to strategically reposition the fixed-line business around our core competencies. To date, these provisions have been used principally to pay for staff exits under the restructuring programme. An additional provision of €11 million was charged to the profit and loss account in the financial year ended 31 March 2003 in respect of a net deficit on an annuity plan offered as part of the restructuring programme.

        We will continue to focus on reducing our employee numbers. To achieve this goal, we intend to:

  •
  offer voluntary severance and early retirement schemes to employees on a more targeted basis with eligibility restricted to specified groups of employees depending on work area and service profile;

  •
  use flexible working models where suitable and

  •
  outsource non-core activities using joint ventures, co-investment initiatives, contracting and Managed Service contracts.

  Additional operating costs

        Additional operating costs increased by 2% in the financial year ended 31 March 2005. This was primarily due to increases in sales and marketing, due to customer win-back initiatives and ADSL and bitstream promotions, and in miscellaneous costs, arising from compensation for the early termination of an agreement becoming fully amortised during the year ended 31 March 2005. These increases were partially offset by a reduction in materials and services costs, due to lower volumes and stricter cost control, lower accommodation costs and a decrease in transport and travel costs due to lower travel activity and higher capitalisation in the year.

        In the financial year ended 31 March 2004, additional operating costs decreased by 3%, primarily due to stricter cost controls, a reduction in materials and services costs due to lower volumes and stricter cost control, lower IT costs as a result of more favourable contract terms and a decrease in transport and travel costs due to lower travel activity in the year, offset by an increase in miscellaneous costs due to higher insurance costs and a lower gain on foreign exchange.

  Exceptional operating charges/(credits)

        The exceptional operating credits of €4 million in the financial year ended 31 March 2005 relate to the net impact of movements in certain provisions for liabilities acquired as part of the acquisition of eircom Limited.

        In the financial year ended 31 March 2004, we incurred a number of non-recurring costs amounting in the aggregate to €24 million, principally in relation to (i) costs associated with refinancing our indebtedness, which are not capitalised as debt issue costs under UK GAAP and (ii) notional charges in respect of share options granted to certain employees below market value. The exceptional costs in relation to the refinancing primarily include bonus amounts payable to executives relating to contractual entitlements triggered by the refinancing. The charge for the period includes an amount of €5 million in respect of share options granted to executives in respect of C Shares as the market price of the options exceeds their exercise price at the date of grant. These share options were exercised in January 2004. Further charges of €3 million arose as a result of awards granted to certain directors and senior management, on Admission to the London and Irish Stock Exchanges, under the eircom Group Key Executive Share Award Plan. Although the awards do not vest for between 12 and 24 months from the date of grant (24 March 2004), the full charge was included in the Profit and Loss account as the options were granted in recognition of past performance at the date of Admission. See note 4 and note 35 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements" for further details on share options. In the financial year ended 31 March 2003, we incurred costs of €13 million in connection with a number of non-recurring costs, principally relating to costs incurred in connection with a proposed securitisation transaction which did not materialise and charges in relation to a deficit on an annuity scheme we provided for as part of the restructuring programme.

  Depreciation

        The following table shows our depreciation expenses for each of the periods indicated.

	Financial Year Ended 31 March			Percentage Change(1)
	2003 €'m	2004 €'m	2005 €'m	2003/2004%	2004/2005%
Depreciation	399	368	316	(8)	(14)

(1)
Percentage changes in depreciation are calculated based on unrounded cost data, rather than the rounded cost data presented in this table.

        Our policy is to review asset lives on an ongoing basis in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives.

        Depreciation, excluding exceptional impairment charges, decreased by 14% in the financial year ended 31 March 2005 and by 8% in the financial year ended 31 March 2004, due to reduced capital expenditure in recent years and the impact of assets which are now fully depreciated.

  Exceptional fixed asset impairments

        In the financial year ended 31 March 2005, there were no exceptional fixed asset impairments. In the financial year ended 31 March 2004, we incurred €38 million in connection with non-recurring costs principally in relation to impairment of the carrying value of land and buildings apparent from a professional valuation of land & buildings carried out in December 2003.

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

  Goodwill amortised on subsidiary undertakings

        In the financial year ended 31 March 2005, goodwill amortisation remained essentially unchanged compared to the prior year period as we continued to amortise the €761 million of goodwill arising from the acquisition of the entire share capital of eircom by Valentia Telecommunications over 20 years, which is in accordance with UK GAAP. The unamortised goodwill at 31 March 2005 was €631 million.

        In the financial year ended 31 March 2005, 31 March 2004 and 31 March 2003, our goodwill amortisation charge in respect of subsidiary undertakings was €38 million. The goodwill amortisation is a result of recognising goodwill in connection with the acquisition of the entire share capital of eircom by Valentia Telecommunications.

  Group's share of operating profit of associated undertakings

        The Group's share of operating profit of associated undertakings was €1 million in the financial year ended 31 March 2005.

  Discontinued operations

        During the three-year period ended 31 March 2005 no material businesses were discontinued.

  Exceptional gain on exit from subsidiaries

        Exceptional gain on exit from subsidiaries was €nil million in the financial year ended 31 March 2005. Due to the changed telecommunications environment, we decided to strategically exit or curtail aspects of our operations that were not central to our business. In the financial year ended 31 March 2004, we disposed of the assets of eircom Retail and sold eircom Response Limited with an overall gain of €1 million.

  Interest payable and similar charges

        Interest payable and similar charges decreased by 18% in the financial year ended 31 March 2005 mainly due to the new debt structure as a result of the IPO and lower interest rates. Interest payable and similar charges increased by 17% in the financial year ended 31 March 2004 due to the new debt structure as a result of the issue of the Senior and Senior Subordinated notes and amortisation of capitalised fees relating to the refinancing.

  Exceptional interest payable and similar charges

        Exceptional interest payable or similar charges of €1 million credit in the financial year ended 31 March 2005 reflects a reversal of an over-accrual associated with the debt issue costs on the previous debt.

        In the financial year ended 31 March 2004, exceptional interest payable or similar charges of a €51 million include €27 million which was incurred in connection with the write-off of debt issue costs arising from our refinancing of debt in August 2003 which was subsequently replaced by the new credit facilities in March 2004, and €24 million of costs relating to the early exit from interest rate swaps. The debt issue costs relating to the Senior Credit Facility were written off in accordance with Financial Reporting Standard 4 "Capital Instruments", which requires that debt issue costs be amortised to the earliest date on which the repayment option can be exercised, unless there is no genuine possibility that the option will be exercised on that date.

  Taxation

        The tax charge of €20 million in the financial year ended 31 March 2005 represented an increase of €6 million over the financial year ended 31 March 2004. The increase is due to a lower release of over-provisions in respect of prior year taxation in the financial year ended 31 March 2004 along with an increase in taxable trading profits in the financial year ended 31 March 2005.

        The tax charge of €14 million in the financial year ended 31 March 2004 represented an increase from the tax credit of €6 million for the financial year ended 31 March 2003. The increase was due to a higher release of over provisions in respect of prior year taxation in the financial year ended 31 March 2003. Excluding the credits in respect of prior year over provisions of tax in both periods, the tax charge for the financial year ended 31 March 2004 remained broadly in line with the tax charge for the financial year ended 31 March 2003.

        In the financial year ended 31 March 2003, we had overall tax credits of €6 million. These credits primarily relate to credits for prior periods that arose from the resolution of outstanding matters with the Irish tax authorities.

        The weighted average prevailing corporation tax rates in Ireland were 12.5% for the financial years ended 31 March 2005 and 31 March 2004, and approximately 15%, for the financial year ended 31 March 2003.

        Dividend Paid and Proposed (including dividends and other appropriations in respect of non-equity shares)

        The following table shows our dividends paid and payable which were charged to the profit and loss account for each of the years indicated.

	Financial Year Ended 31 March 2003 €'m	Financial Year Ended 31 March 2004 €'m	Financial Year Ended 31 March 2005 €'m
Paid and Payable:
Ordinary dividends	—	400	82
Preference dividends	22	28	21

	22	428	103

        The ordinary and preference dividends paid and payable by eircom Group plc during the financial year ended 31 March 2005 were funded using a dividend received from Valentia Telecommunications which it had received from eircom Limited.

        The preference dividends charged in the financial year ended 31 March 2005, relates to the Convertible Preference Shares, the Redeemable Preference Shares and the Trancheable Redeemable Preference Shares, that were in issue during the financial year.

        The preference dividends charged in the financial years ended 31 March 2004 and 31 March 2003 relate to ESOT Preference Shares, the Redeemable Preference Shares, the Trancheable Redeemable Preference Shares, the Adviser Preference Shares, the Third Party Preference Shares, the Convertible Preference Shares and the Non-Voting Third Party Preference Shares that were in issue during the financial years. The total preference dividends charged in each financial year are set out in the table above.

        The Ordinary and Preference dividends paid as part of the reorganisation and refinancing, described in Item 4 "Information on the Company", by eircom Group during the financial year ended 31 March 2004 of €446 million were funded utilising a dividend received from Valentia Telecommunications. Valentia Telecommunications paid this dividend out of the reserves arising on the cancellation of its share premium and the issue and cancellation of ordinary shares. A corresponding write down was simultaneously made in the value of the merger reserve recognised by eircom Group on its acquisition of Valentia Telecommunications, applying merger relief under the laws of England and Wales. A further preference dividend of €15 million was paid by eircom Group during the financial year ended 31 March 2004. This was funded using a dividend received from Valentia Telecommunications which had been received from eircom Limited.

        See note 8 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements" for further details on dividends paid and payable and other appropriations in respect of non-equity shares.

Liquidity

        The following table sets forth our net cash inflow from operating activities and our cash flows under UK GAAP for the periods indicated:

	Financial Year Ended 31 March 2003 €'m	Financial Year Ended 31 March 2004 €'m	Financial Year Ended 31 March 2005 €'m
Group operating profit	85	118	178
Depreciation and amortisation	437	444	354
Amortisation of pension surplus	16	16	15
Cash flows relating to fundamental restructuring, business exits and other provisions	(63)	(59)	(49)
Non-cash restructuring programme costs	—	—	25
Non-cash exceptional charges	10	3	4
Cash flows relating to prior year exceptional charges	(7)	(8)	1
Changes in working capital	19	(24)	6

Net cash inflow from operating activities	497	490	524
Returns on investment and servicing of finance	(140)	(278)	(173)
Taxation refunded/(paid)	4	(14)	(55)
Capital expenditure and financial investment	(239)	(227)	(122)
Acquisitions and disposals	185	(1)	—
Equity Dividends paid	—	(400)	(37)
Financing	(182)	342	(100)

Net increase/(decrease) in cash and cash equivalents	125	(88)	37

  Net cash inflow from operating activities

        Our primary source of liquidity is net cash inflow from operations, which represents operating profit adjusted for non-cash items, principally depreciation and amortisation, cash flows in respect of fundamental restructuring business exits and other provisions provided for in earlier years, and working capital movements.

        During the financial year ended 31 March 2005, net cash inflow from operating activities increased by 7%, to €524 million from €490 million in the financial year ended 31 March 2004. This increase was mainly due to improved operating profit, lower exceptional charges/credits and improvements in working capital.

        During the financial year ended 31 March 2004, net cash inflow from operating activities decreased by 1%, to €490 million from €497 million in the financial year ended 31 March 2003. This decrease was due to changes in working capital partially offset by an increase in operating profit.

        In the financial year ended 31 March 2003, net cash inflow from operating activities increased by 56%, to €497 million from €318 million in the financial year ended 31 March 2002. This increase was due to an increase in operating profit and reduction in the cash outflows relating to our restructuring and business exits which were partially offset by a reduced level of change in working capital in comparison to the financial year ended 31 March 2002.

  Returns on investments and servicing of finance

        We use cash to pay interest on our outstanding indebtedness. Net interest paid decreased by 12% during the financial year ended 31 March 2005 due to lower interest rates and higher deposit levels. A payment of €24 million was made to exit interest rate swaps. Non-equity dividends paid was €22 million. Net interest paid increased by 4% during the financial year ended 31 March 2004 due to lower deposits and lower associated interest rates. Debt issue costs of €75 million were paid during the financial year ended 31 March 2004 due to the refinancings during the year. Non-equity dividends paid of €61 million relate partly to dividends accrued on preference shares in the prior year. Net interest paid increased in the financial year ended 31 March 2003 due to the increased indebtedness incurred in connection with the acquisition of eircom by Valentia Telecommunications.

  Capital expenditure and financial investment

        During the financial year ended 31 March 2005, we made payments in respect of capital expenditure, of €194 million, compared to €209 million in the financial year ended 31 March 2004. The principal reason for the decreased cash outflow in respect of capital expenditure in the financial year ended 31 March 2005 is the timing of payments. Capital expenditure is used primarily to grow and renew our existing network in order to improve our services and customer satisfaction. Capital expenditure incurred in the financial year ended 31 March 2005 was €209 million compared to €207 million in the financial year ended 31 March 2004. We had no financial investment outstanding as at 31 March 2005.

        During the financial year ended 31 March 2004, we made payments in respect of capital expenditure, of €209 million, compared to €197 million in the financial year ended 31 March 2003. The principal reason for the increased cash outflow in respect of capital expenditure in the financial year ended 31 March 2004 is the timing of cash flows, and the increase in actual capital expenditure year on year from €195 million in the financial year ended 31 March 2003 to €207 million in the financial year ended 31 March 2004. We had no financial investment outstanding as at 31 March 2004. The amount advanced during the financial year ended 31 March 2003, of €50 million, represented an amount loaned to the ESOT during that period, which was repaid in the financial year ended 31 March 2004.

        The restricted cash balance decreased by €69 million in the financial year ended 31 March 2005. The restricted cash balance of €1 million as at 31 March 2005 can only be used by the company for the purposes of redeeming the remaining Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on this deposit, after deduction of any taxation payable, is payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as pre-redemption dividend.

  Acquisitions and disposals

        During the three-year period ended 31 March 2005, we made a number of minor acquisitions and disposals. In addition, during the financial year ended 31 March 2004, we disposed of the assets of eircom Retail and sold eircom Response, and during the financial year ended 31 March 2003 we exited from our remaining 63% stake in Golden Pages.

  Equity Dividends paid

        eircom Group paid a dividend of €37 million to its equity shareholders in the financial year ended 31 March 2005.

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

        Share issue costs of €33 million were paid during the financial year ended 31 March 2005 and we redeemed €69 million of Preference Shares.

        Share issue costs of €32 million were paid during the financial year 31 March 2004 and we redeemed €76 million of preference shares.

  Restrictions on transfers of funds

        For a description of the legal and economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances, see Item 3 "Key Information", "We have a significant amount of indebtedness, which may impair our operating and financial flexibility and could adversely affect our business and financial position and our ability to pay dividends", "Changes in accounting principles (particularly the introduction of International Financial Reporting Standards (IFRS)) may materially affect our financial results and our ability to pay dividends", "Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends".

  Working Capital

        In the opinion of eircom Group, taking into account the undrawn Senior Credit Facility of €150 million, the working capital available to the Group is sufficient for the Group's present requirements, that is for at least the next 12 months following the date of this document.

Capital Resources

        As at 31 March 2005 and 31 March 2004, we had gross long-term debt of approximately €2.310 billion outstanding. The overall net debt, before offsetting capitalised fees, was €1.922 billion (31 March 2004 €1.959 billion). For a description of our funding and treasury policies and objectives, see Item 11, "Quantitative and Qualitative Disclosures about Market Risk".

        As at 31 March 2005, we had €41 million of unamortised capitalised fees relating to the refinancing of the debt. These unamortised capitalised fees are offset against the related debt in the balance sheet as required by FRS 4.

        As at 31 March 2004, we had a €1 million bank overdraft which was not available for set off against our other bank balances. As at 31 March 2004, we had €47 million of unamortised capitalised fees relating to the refinancing of the debt. These unamortised capitalised fees are offset against the related debt in the balance sheet as required by FRS 4.

        As of 31 March 2005, we had €388 million in cash and cash equivalents, all of which were denominated in euro. This excludes restricted cash and cash equivalents of €1 million, which is required to be used to redeem the Redeemable Preference Shares and the Trancheable Redeemable Preference Shares.

        As of 31 March 2004, we had €352 million in cash and cash equivalents, all of which were denominated in euro. This excludes restricted cash and cash equivalents of €70 million, which is required to be used to redeem the Redeemable Preference Shares and the Trancheable Redeemable Preference Shares.

        As of 31 March 2005 and 31 March 2004, approximately 54% of our underlying debt bore interest at variable rates. Approximately 46% of our underlying debt bore interest at fixed rates. At 31 March 2005 and 31 March 2004 after adjusting for the effect of swaps, approximately 68% and 67% respectively of our debt bore interest at fixed rates, with a weighted average interest rate of 6.6%, reflecting the transformation of some of our underlying debt from floating to fixed rate, and approximately 32% and 33% respectively of our debt bore interest at variable rates.

        For a description of the restrictions upon the use of our capital resources, see Item 10B, "Additional Information—Material Contracts".

Capital Expenditure

        During the financial year ended 31 March 2005, we had cash outflows relating to capital expenditure on plant, equipment and property of €194 million, net of grants of €nil million. This capital expenditure was used primarily to grow and renew our existing network in order to improve our service and customer satisfaction. In the financial years ended 31 March 2004 and 2003, we had cash outflows relating to capital expenditure of €208 million, net of grants of €1 million, and €197 million, net of grants of €nil million, respectively, which were used primarily to modernise our fixed-line network. Over the next few years, we expect to continue to pursue a focused and disciplined capital expenditure programme, and to maintain levels of capital expenditure on our operations broadly in line with current levels. As technology develops, we will review the opportunities to invest in new technology to improve services and reduce costs. We plan to continue to use this capital expenditure primarily to grow and renew our existing network in order to improve our services and customer satisfaction. However, regulatory requirements or technical innovations implemented by our competitors may require us to increase our capital expenditure. In addition, with the funds realised from the sale of property, additional capital expenditure will be committed in the future to property improvements.

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

  Lease transactions

  Irish sale and leaseback transactions

        ITI entered into two sale and leaseback transactions, as lessor, in March 1999 and March 2000. The value of the assets acquired and then leased to a third party under these transactions was €

180 million. ITI acquired the assets with funds borrowed indirectly through a commercial loan facility. Under defeasance agreements, the third party made payments to the defeasance agent, the same party as the lending bank, which undertook to make the rental payments and ITI consequently released the third party from its obligation to make rental payments to ITI. The Group has a right of set-off over the defeasance payment and the loan. The loans were originally scheduled to be repaid by 31 March 2004, but the extension options contained in them have been exercised so that the lease agreements and loans now have primary terms of 16 years and the option of further terms of 19 years at nominal rents. Negotiations are continuing with the lending bank in relation to the scope and extent of the security to be provided by Eircable Limited and other Group companies for these loans. The lending bank's solicitors have indicated that the lending bank will require ITI to grant assignments by way of security of the rights of ITI under the defeasance agreements and charges over the bank accounts into which the sums due under the defeasance agreements are paid. The lease agreements and loans are subject to termination upon certain specified events. ITI and eircom have covenanted not to create any security interests over the equipment which is the subject of the leases save for such security as it may grant to the lessee over the equipment. The obligations of ITI under the transactions are guaranteed by eircom.

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

  •
  On an early termination (including following an event of default), eircom may lose the right to acquire the equipment and has an obligation to pay a termination sum. The amount of the termination sum varies depending on the cause of the termination and may be paid in part from any disposal sale proceeds. At any time that eircom's credit rating is below a specified level (which currently it is) eircom is required to provide security for such potential termination payments. The security currently provided is in the form of letters of credit. The obligations of eircom under these letters of credit are guaranteed by Valentia Telecommunications. The nominal value of these letters of credit as of 31 March 2005 was less than €10 million. In addition, eircom may be required in certain circumstances to deposit an amount exceeding U.S.$9.6 million as further security for such obligations but this deposit has not been required to date.

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

        The aggregate amount outstanding under all the continuing lease agreements as of 31 March 2005 is €155 million.

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

  •
  eircom has to perform all of the other covenants, in particular the financial covenants, the requirement to put in place letters of credit and the obligation to make the termination payment. A lease default could trigger eircom's termination payment obligation, and leave eircom unable to fulfil its obligation to transfer title to the equipment to Vodafone Group plc; and

  •
  it is anticipated that these arrangements will remain in place until these leases are assumed by Vodafone Group plc. However, Vodafone Group plc has previously disputed its obligation to assume the leases and there have been no communications with Vodafone Group plc in relation to this for over two years. It is not clear whether eircom could have any obligations under the indemnities it has given to Vodafone Group plc in relation to these leases.

  Section 17 guarantees

        Section 17 of the Irish Companies (Amendment) Act 1986 exempts a company from the obligation to file individual financial statements for any financial year so long as its liabilities at the year end are guaranteed by a parent undertaking. These guarantees are uncapped. eircom provides Section 17 guarantees for a large number of companies in the Group and also remains liable under Section 17 guarantees given for subsidiaries that we subsequently sold. The liabilities of all of the companies for which we have provided Section 17 guarantees at 31 March 2004 are included as liabilities in the audited balance sheets of eircom and Valentia Telecommunications. Guaranteed liabilities of subsidiaries we sold in earlier years are not included in these audited balance sheets, and do not exceed €40 million for the financial year ended 31 March 2005. In addition, intercompany payables are not included in the audited balance sheets as they are eliminated on consolidation.

        Guaranteed liabilities relating to defeased leases described above in "Description of Indebtedness Lease transactions" are also not included in these audited balance sheets as our lease obligations are fully defeased at the inception of the leases.

  Overdraft facilities

        eircom and ITI have a number of overdraft facilities with Allied Irish Banks plc and The Governor and Company of the Bank of Ireland. The aggregate principal amount available to our Group from its overdraft facilities as of 31 March 2005 was approximately €21 million.

Contractual Obligations and Commitments for 31 March 2005

        The following table sets out our contractual obligations and commitments as they fall due for payment.

	Total €'m	Less than 1 Year €'m	Between 1 & 3 Years €'m	Between 3 & 5 Years €'m	More than 5 Years €'m
As of 31 March 2005
Long term and short term debt obligations(1)	2,310	70	140	1,040	1,060
Operating Leases	225	25	46	38	116
Capital commitments(2)	33	33	—	—	—

Total contractual obligations and commitments	2,658	128	186	1,078	1,176

(1)
Debt issue costs of €41 million have also been capitalised, but have not been offset against long term and short term debt in the table above. Interest related to this debt is not included in the table above.

(2)
Capital commitments as at 31 March 2005 are sourced from management records.

        eircom Group does not believe it has material funding requirements for its defined benefit pension schemes, and has therefore not included amounts for future benefit payments in the table above for any of the years presented.

        For more information about our Contractual Obligations and Commitments, see "Description of Indebtedness" above. For information regarding pension commitments and long term and short term debt, see note 28 and note 17 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements".

Contingent Liabilities

        On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

        Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against us seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. We submitted our defence on 26 January 2004. We intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars, the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs' alleged budgeted growth (€25 million) and loss of revenue on the plaintiffs' pricing (€5 million). Even if the plaintiffs could establish a liability on our part under each of these headings, we do not believe that these figures represent damages which would be properly recoverable from us. The particulars also include further unquantified damages. The plenary summons and statement of claim of Ocean Communications Ltd and Esat Communications Ltd were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights.

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

Off Balance Sheet Items

        We have entered into a number of defeased lease transactions in connection with which we have prepaid the rental payments due over the life up front and in full. Under UK GAAP, as these lease obligations are fully defeased from the inception of the leases, the deposits and related lease obligations are not recognised as separate assets and liabilities of the Group. Accordingly, we record no asset for the deposit and show no liability for the lease obligations in our combined and consolidated balance sheet. See "Lease transactions—U.S. equipment finance leases" above. The outstanding payments under these arrangements, net of interest, as of 31 March 2005 and 31 March 2004 were €127 million and €146 million.

New UK Accounting Standards

  International Financial Reporting Standards

        The group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). As part of the European Commissioner's plan to develop a single European Capital market, the application of IFRS is mandatory for the consolidated financial statements of all listed European Union companies for reporting periods beginning on or after 1 January 2005. The Regulation passed by the European union requires that IFRS-compliant financial statements be produced by eircom for the financial periods ending 30 September 2005 and 31 March 2006. Under this regulation, 1 April 2005 is the transition date to IFRS for eircom.

        The principal changes for eircom, which we have identified to date, arising from the change from UK GAAP to IFRS will be:

  •
  Accounting for employee benefits on a different valuation basis resulting in an overall increase in our pension charge, due to the amortisation of a significant unrecognised pension deficit under IAS 19 (see the Risk Factor entitled "Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends");

  •
  Accounting for deferred taxation on the basis of temporary differences resulting in an overall increased in our net deferred taxation liability under IAS 12;

  •
  Cessation of goodwill amortisation, subject to an annual impairment tests (IFRS 3 and IAS 38); and

  •
  Accounting for revenue recognition where recognition differences occur primarily in respect of indefeasible rights of use and connection revenues together with related costs incurred (IAS 18).

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

        The requirements for disclosure under FRS 17 remain in force between its issue and adoption of IFRS and the required information is set out in note 28 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements".

  Recent U.S. GAAP accounting pronouncements

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R "Share-Based Payment" ("SFAS 123R") which revises SFAS 123 and eliminates the option to apply the intrinsic value measurement provisions of APB 25. SFAS 123R requires that the cost of all share-based payment transactions be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. For public entities that do not file as small business issuers, the standard is effective for the first interim or annual reporting period that begins after June 15, 2005. The Group adopted SFAS 123R on 1 April 2005 using the modified prospective transition method. Under the modified prospective method, and in accordance with Staff Accounting Bulletin 107 ("SAB 107"), the Group is not required to restate prior year amounts. The Group estimates the application of the expensing provisions of SFAS 123R will result in a pre-tax expense of approximately €2 million in the financial year ending 31 March 2006 excluding additional grants and awards.

        In March 2004, FASB's Emerging Issues Task Force ("EITF") reached consensus on EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). The guidance prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealised losses on investments. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF 03-1-1 "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1" ("FSP EITF 03-1-1"). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-01. The disclosure requirements of EITF 03-01 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 01-1-1. During the period of delay, FSP EITF 01-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-01, excluding paragraphs 10-20, did not impact the Group's consolidated position, results of operations or cash flows. The Group will assess the impact of paragraphs 10-20 of EITF 03-01 once the guidance has been finalised.

        In December 2003, the Securities and Exchange Commission issued "Staff Accounting Bulletin 104" ("SAB 104"). SAB 104 addresses certain aspects of the accounting by a vendor for arrangements that involve more than one deliverable, or unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. SAB 104 has no impact on these financial statements.

C.    RESEARCH AND DEVELOPMENT

        We did not spend any significant amounts on company-sponsored research and development activities during each of the financial years ending 31 March 2005, 31 March 2004 and 31 March 2003.

ITEM 6
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

        A list of the members of our Board of Directors is set forth in the table below.

Name	Age	Position
Sir Anthony O'Reilly	69	Chairman
Con Scanlon(1)	51	Vice Chairman
Dr. Philip Michael Gerard Nolan	51	Director, chief executive officer
Peter Eugene Lynch	47	Director, chief financial officer
Cathal Gerard Magee(1)	52	Director, managing director, retail
David Francis McRedmond	42	Director, commercial director
John Gerard Conroy(1)	45	Non-executive director
Didier Jean-Claude Delepine	57	Non-executive director
Irial Finan	48	Non-executive director
Kevin Christopher Melia	58	Non-executive director
Padraic Joseph O'Connor	56	Non-executive director
Maurice Alan Pratt	49	Non-executive director
Donal Michael Roche	52	Non-executive director

(1)
Denotes an ESOT appointee.

        The business address for the directors is c/o 114 St. Stephen's Green West, Dublin 2.

        Sir Anthony O'Reilly has served as the Chairman of the Board of Directors of Valentia Telecommunications since 27 May 2001, as the Chairman of the Board of Directors of eircom Group since its formation and as Chairman of the Board of Directors of eircom since 16 November 2001. He is Chief Executive and the largest shareholder of Independent News & Media PLC, the international media and communications group having resigned as Chairman in June 2004. In addition, he is Chairman of Waterford Wedgwood plc. Previously Sir Anthony was with H.J. Heinz Company and retired as Chairman in September 2000 after leading the company for nearly 30 years. He is a solicitor and earned a PhD in agricultural marketing from the University of Bradford in 1980.

        Con Scanlon has served as Vice Chairman of the Board of Directors of Valentia Telecommunications since 9 November 2001, as the Vice Chairman of the Board of Directors of eircom Group since its formation and as Vice Chairman of the Board of Directors of eircom since 16 November 2001. Mr. Scanlon has stepped down as a Non-Executive Director and Chairman of the ESOT and has taken up the role as General Manager of ESOT with effect from 12 July 2004. Mr. Scanlon has served as a Director of a number of our group entities since 1998. Previously, he was General Secretary of the Communication Workers Union ("CWU") from 1998 until 9 July 2004, assistant general secretary of the CWU from 1990 to 1998 and President of the Communications Union of Ireland between 1986 and 1990, before its merger with the Postal and Telecommunications Workers Union to form the CWU. Mr. Scanlon was an employee of eircom between September 1970 and September 2003.

        Dr. Philip Nolan has served on the Board of Directors of Valentia Telecommunications since 26 February 2002, on the Board of Directors of eircom Group since its formation and as Chief Executive Officer and Director of eircom since 30 January 2002. Dr. Nolan is a Non-Executive Director of De La Rue plc, the Irish Management Institute and Providence Resources plc. He was previously Chief Executive Officer of Lattice Group plc from October 2000, Chief Executive Officer of Transco plc from December 1999 and served as a Director of BG Group plc. Dr. Nolan joined British Gas, now known as BG Group plc, in 1996. Before joining British Gas, he spent 15 years at the entity now known as BP plc.

        Peter E. Lynch has served as Chief Financial Officer of eircom since January 2001 and on the Board of Directors of eircom Group since 18 March 2004. He is a Director of the ESOT and a trustee of eircom's main pension fund, the eircom Superannuation Fund. Prior to joining eircom, Mr. Lynch was Group Finance Director of Adare Printing Group plc from 1995 to 2000. Mr. Lynch was at ABN AMRO Stockbrokers Ltd and Riada Corporate Finance Ltd from 1990 to 1995 and was Managing Director of stockbroking prior to departing. He is a Fellow of the Institute of Chartered Accountants in Ireland and a member of the Securities Institute.

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

        David McRedmond has served as eircom's Commercial Director with responsibility for strategy, regulation and corporate communications since June 2002 and on the Board of Directors of eircom Group since 18 March 2004. From December 1999, Mr. McRedmond had served as our Director of Enterprises which included responsibility for Golden Pages Limited and eircom Phonewatch Limited. Mr. McRedmond is currently Chairman of eircom Phonewatch Limited, an eircom subsidiary company. From June 1998 until joining eircom, Mr. McRedmond was Chief Executive Officer of WH Smith USA, an airport development business and previously he held a number of retail executive posts in the United Kingdom.

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

        Didier Delepine has served on the Board of Directors of eircom Group since 18 March 2004. Mr. Delepine was President and Chief Executive Officer of Equant N.V., a leader in data, global networking and managed communications solutions for multinational organisations from 1998 to 2003. Prior to that time he occupied several executive positions with SITA the global network provider to the airline industry. Mr. Delepine is Senior Fellow and member of the Board of Advisors of Adventis, a Boston consulting firm. He is also advisor to the Board of Directors of Viatel Ltd.

        Irial Finan has served on the Board of Directors of eircom Group since 18 March 2004. Mr. Finan joined the Coca-Cola Company in August 2004 and was named President of Bottling Investments, a newly established position responsible for managing the Company's equity investments in bottler operations and overseeing the operations of the Company-owned bottlers around the world. In October 2004 he was elected as Executive Vice President of the Coca-Cola Company. Mr. Finan serves on the Board of Directors of Coca-Cola Enterprises, Coca-Cola FEMSA, Alltracel Pharmaceuticals, Galway University Foundation, Co-Operation Ireland and CCE AG Supervisory Board. Mr. Finan is a chartered management accountant and a fellow of the Institute of Chartered Management Accountants.

        Kevin Melia has served on the Board of Directors of eircom Group since 18 March 2004. Since May 2003 Mr. Melia has been the Non-Executive Chairman of Iona Technologies plc, a middleware software company, and has been the Non-Executive Chairman of Lightbridge Inc., a global enabler of mobile and online business solutions since November 2002. He was the co-founder, Chairman and Chief Executive Officer (June 1994 to January 2002) and Chairman (January 2002 to January 2003) of Manufacturers Services Ltd (MSL), an electronics manufacturing services company. From October 1989 until establishing MSL, he held positions at Sun Microsystems Corporation as Executive Vice President of Operations, President of their subsidiary, Sun Microsystems Computer Company, and Chief Financial Officer. Mr. Melia also held a number of senior executive positions in operations and finance over a sixteen-year career at Digital Equipment Corporation. He is Chairman of Manugistics Group Inc., a supply chain applications software company, and is also Chairman of Millstone Medical Outsourcing Inc, a privately held aftermarkets medical device outsourcing services company. He is Managing Director of Boulder Brook LLC, a private investment Company and he is a member of the Board of Radisys Corporation, a provider of embedded systems solutions to original equipment manufacturers ("OEMs"), and a trustee of the Fenn School in Concord, Massachusetts.

        Padraic O'Connor has served on the Board of Directors of eircom Group since 18 March 2004. Mr. O'Connor was Non-Executive Chairman of ACC Bank from 1999 to 2002 during which time he oversaw the reorientation of the strategy of ACC Bank and its sale to the Rabobank Group. He was Chief Economist of NCB Group Limited from 1987 to 1991 and Managing Director from 1991 to 1999 and was an Economist with the Central Bank of Ireland from 1975 to 1986 and at the Irish Department of Finance from 1972 to 1975.

        Maurice Pratt has served on the Board of Directors of eircom Group since 18 March 2004. Mr. Pratt is Chief Executive of C&C Group plc, the beverage and snack foods group, which he joined in January 2002. Prior to this he was Chief Executive of Tesco Ireland for 5 years, having previously been Managing Director of the Power Supermarket Group. He is the immediate Past President of IBEC, a Council Member if Dublin Chamber of Commerce, and a Fellow of the Marketing Institute of Ireland. He is a Non-Executive Director of Repak and Uniphar plc.

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

        The directors and senior executives of eircom Group hold the following directorships, in addition to their directorships of Group companies, and are members of the following partnerships:

Name	Position	Company
Sir Anthony O'Reilly	Chairman	Waterford Wedgwood Plc
	Chairman and Partner	Matheson Ormsby Prentice
	Chairman	Fitzwilton Limited
	Director and CEO	Independent News & Media PLC
	Director	Independent Newspapers (UK) Ltd
	Director	Cartson Holdings Limited
	Director	Columbia Investments
	Director	Fairfield Holdings Limited
	Director	Galacia Management Limited
	Director	Genetix Holdings Limited
	Director	Helenof Holdings Limited
	Director	Indexia Holdings Limited
	Director	Lionheart Ventures (Overseas) Limited
	Director	Stemriver Investments Limited
	Director	Stoneworth Investment Limited
	Director	The Fitzwilton Charitable Foundation Limited
	Director	The Ireland Funds
Con Scanlon	Director	None

Dr. Philip Nolan	Director	Irish Management Institute
	Non-executive Director	De La Rue Plc
	Non-executive Director	Providence Resources plc
Peter Lynch	Director	Copperstar Limited
	Director	eircom ESOP Trustee Limited
	Director	Intrust Properties Limited
Cathal Magee	Director	Beaumont Hospital
	Director	EBS Building Society
	Director	eircom ESOP Trustee Limited
	Director	Enniskerry Demesne Management Limited
David McRedmond	Director	None
John Conroy	Director and CEO	Merrion Capital Group Limited
	Director	Iona Technologies plc
	Director	Rockview Merrion Investments Limited
	Director	Merrion Corporate Finance Limited
	Director	Merrion Financial Services Limited
	Director	Merrion Fund Management Limited
	Director	Merrion Stockbrokers Limited
	Director	Merrion Stockbrokers Nominee Limited
	Director	Merrion Venture Capital Management Limited
	Director	Parima Limited
Didier Delepine	Director	None
Irial Finan	Director	Alltracel Pharmaceuticals plc
	Director	Coca-Cola Enterprises
	Director	Coca-Cola FEMSA
	Director	Co-Operation Ireland
	Director	CCE AG Supervisory Board
	Director	Galway University Foundation
Kevin Melia	Chairman	Iona Technologies plc
	Chairman	Lightbridge Inc.
	Chairman	Millstone Medical Outsourcing Inc
	Chairman	Manugistics Group Inc
	Director	Boulder Brook LLC
	Director	Radisys Corporation
Padraic O'Connor	Chairman	Alltracel Pharmaceuticals plc
	Chairman	Hewitt Associates Ltd
	Chairman	Jones Distribution Limited
	Chairman	IMPAX Funds (Ireland) plc
	Chairman	Adwalker plc
	Director	Bear Stearns Multi Strategy Fund
	Director	Becketts Limited
	Director	ICMOS Ireland Limited
	Director	ICMOS Pangaea Global Hedge Fund plc
	Director	J O Hambro Capital Management Umbrella Fund plc
	Director	QMC Development Capital Fund plc
	Director	ACC Bank plc
Maurice Pratt	Director and CEO	C&C Group plc
	Director	Aquaporte Group Limited
	Director	Aquaporte Limited
	Director	Ballygowan Group Limited
	Director	Ballygowan Limited
	Director	Bestormel Limited
	Director	Bewdley Limited
	Director	Bouchel Limited
	Director	Britvic Limited
	Director	Bulmers Limited
	Director	C&C (Ireland) Limited
	Director	C&C (Wholesale) Limited
	Director	C&C Agencies Limited
	Director	C&C International Limited
	Director	C&C Logistics Limited
	Director	C&C Logistics (NI) Limited
	Director	C&C Group International Holdings Limited
	Director	C&C Profit Sharing Trustee (NI) Limited

	Director	C&C Management Services Limited
	Director	C&C Profit Sharing Trustee Limited
	Director	Cantrell & Cochrane (Belfast) Limited
	Director	Cantrell & Cochrane (Holdings) Limited
	Director	Cantrell & Cochrane (Investments) Limited
	Director	Cantrell & Cochrane (Munster) Limited
	Director	Cantrell & Cochrane Group Limited
	Director	Cantrell & Cochrane Group Pension Trust (No 2) Limited
	Director	Cantrell & Cochrane Pension Trust (1973) Limited
	Director	Cantrell & Cochrane Pension Trust (1988) Limited
	Director	Cravenby Limited
	Director	Dublin Chamber of Commerce
	Director	Edward & John Burke (1968) Limited
	Director	Edward & John Burke Limited
	Director	Eurosnax (UK) Limited
	Director	Eurosnax International Limited
	Director	Findlater (Wine Merchants) Limited
	Director	Fruit of the Vine Limited
	Director	Grants of Ireland Limited
	Director	Hollywood & Donnelly Limited
	Director	Irish Mist Liqueur Company Limited
	Director	King Foods (Export) Limited
	Director	King Foods Limited
	Director	King Kandy Limited
	Director	King Snacks Limited
	Director	Littlemill Limited
	Director	Lough Corrib Mineral Water Company Limited
	Director	M O'Sullivan & Sons Limited
	Director	Potato Distributors Limited
	Director	Quinns of Cookstown (1964) Limited
	Director	Rehill McKeown Limited
	Director	Repak Limited
	Director	Showerings (Ireland) Limited
	Director	Sooner Foods (Ireland) Limited
	Director	Tayto Crisps Limited
	Director	Tayto Limited
	Director	The Fairgreen Partnership
	Director	Thwaites Limited
	Director	TJ Carolan & Sons Limited
	Director	Uniphar plc
	Director	Vandamin Limited
	Director	William J Dwan & Sons Limited
	Director	WM Magner Limited
Donal Roche	Chairman	Appian Wealth Management Limited
	Director	McInerney Holdings plc
	Director	Murray Consultants
	Director	Newcourt Capital Group
Brian Montague	Director	Intrust Properties Limited

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

        Mr. Delepine, Mr. Finan, Mr. Melia, Mr. O'Connor, Mr. Pratt and Mr. Roche are the independent Non-Executive Directors. Mr. Roche was until December 2003 the Managing Partner of Matheson

Ormsby Prentice Solicitors, at which point he retired from the partnership. He has no ongoing financial interest, management responsibility or other rights in the partnership other than to receive certain fixed contractual payments that will be made over the next six years irrespective of the profitability of the partnership in consideration of his early retirement from the partnership. Sir Anthony O'Reilly is the Non-Executive Chairman of Matheson Ormsby Prentice and the firm also provides certain legal services to him and his family. Our Board of Directors has determined that Mr. Roche's relationship with Sir Anthony O'Reilly is not such as could render him other than an independent Non-Executive Director of eircom Group for the purposes of the Combined Code.

        Our Memorandum and Articles of Association stipulate that at every Annual General Meeting (AGM) of the Company, one-third of the Directors, or the number nearest to one-third, shall retire from office by rotation. At the Company's forthcoming AGM in July 2005 it is proposed that the following Directors shall retire from office and offer themselves for re-election:

        Sir Anthony O'Reilly, Chairman;

        Con Scanlon, Vice Chairman;

        Dr. Philip Nolan, CEO;

        Padraic O'Connor, Director; and

        Maurice Pratt, Director.

Senior Management

        Our senior management consists of the following executive officers who are responsible for the business and administrative departments indicated below.

Name	Age	Position
Dr. Philip Michael Gerard Nolan(1)	51	Chief executive officer
Peter Eugene Lynch(1)	47	Chief financial officer
Cathal Gerard Magee(1)	52	Managing director, retail
David Francis McRedmond(1)	42	Commercial director
Paul Francis Reid	41	Operations Director
Brian Montague	42	Human resources director
John Gerard Mason	47	General counsel

(1)
Biography included under Item 6A "Directors and Senior Management—Board of Directors" above.

        The business address for the senior executives is c/o 114 St. Stephen's Green West, Dublin 2.

        Paul Reid is the Operations Director, since his appointment to this role, in March 2005. Paul joined eircom in August, 1982. He has held a number of senior management positions across the organisation, in both the retail and the network organisations. Paul has an MSc, (Business Administration) from Trinity College, Dublin, and a BA (Hons), in Personnel Management & Industrial Relations, from the National College of Ireland.

        Brian Montague joined eircom in July 2002 as Director of Human Resources. He is a trustee of eircom's two defined benefit pension schemes, the eircom Superannuation Fund, and the eircom No. 2 Fund. Beginning May 2001 and prior to joining eircom, he was Director of Human Resources at the National Air Traffic Service, United Kingdom, General Manager of Human Resources at British Airways beginning September 1992 and was Group Human Resources Manager for Guinness Northern Ireland beginning January 1988.

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

        To the best of our knowledge, there is no family relationship between any of our directors or senior management.

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

  •
  to contribute to very focused business goals;

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

Executive Directors' remuneration

        eircom's policy is that the remuneration awarded to Executive Directors should be competitive and comprise a mix of performance and non-performance related remuneration designed to incentivise Executive Directors. Benefits comprise base salary, pension arrangements, non-cash benefits, annual bonus and share options. Annual bonus payments and share options are performance-related and the Remuneration Committee regards these as key elements of the remuneration package.

Executive Directors detailed emoluments

        The remuneration of Executive Directors of the Group, excluding pension contribution shown separately below, in respect of the financial year ended 31 March 2005, is set out below:

	Dr. P. Nolan	P. E. Lynch	C. Magee	D. McRedmond
	Financial Year Ended 31 March 2005 €	Financial Year Ended 31 March 2005 €	Financial Year Ended 31 March 2005 €	Financial Year Ended 31 March 2005 €
Salary & fees	707,000	466,400	466,400	330,000
Benefits in kind(1)	45,151	3,965	37,342	25,751
Expense allowance	—	25,950	—	—
Performance related bonus(2)	511,868	268,180	258,852	183,150
Other payments(3)	22,440	16,829	12,896	9,736

Total	1,286,459	781,324	775,490	548,637

(1)
Benefits in kind for each Executive Director comprise the use of a company car, including petrol, and private health insurance. The benefit in kind for Peter E. Lynch only includes health insurance as he has opted for a car allowance rather than a company car (which is included in his expense allowance).

(2)
Bonus payments may be made to Executive Directors based on achievement of business and personal objectives.

(3)
Other payments comprise of payments receivable by each Executive Director in accordance with the rules of the Key Executive Share Award Plan to enable them to pay-up the par value of shares issued to them on exercise of the first tranche of the Awards which vested on 24 March 2005 (see note 3 to Group Key Executive Share Award Plan details below).

Base salary

        Base salaries for all Executive Directors are reviewed by the Remuneration Committee (but not necessarily increased) annually in April. In considering base salaries, the Remuneration Committee refers to market information and data for comparable positions in comparable businesses. Salary increases are awarded based on market information, business and individual performance and anticipated future contribution to the business.

        For the financial year commencing 1 April 2005, the Remuneration Committee has set the salaries of the Executive Directors at €735,280 for Dr. Philip Nolan, €485,000 for Peter E. Lynch, €485,000 for Cathal Magee and €350,000 for David McRedmond having regard to the factors noted above.

Annual bonus

        For the financial year ended 31 March 2005, the Executive Directors had the opportunity to earn annual bonuses of up to 100% of basic salary for Dr. Philip Nolan and 75% of basic salary for the other Executive Directors. Annual bonus payments for the financial year ended 31 March 2005 were determined by the Remuneration Committee based on the achievement of corporate and personal performance objectives set by the Remuneration Committee at the beginning of the financial year. For the financial year ended 31 March 2005, 80% of the bonus target related to business performance and 20% related to performance against individual objectives. The remuneration committee considers it vital that the bonus targets incorporate real opportunity and risk. To reflect this, the business performance element was linked to business adjusted EBITDA performance. The Remuneration Committee agreed a bonus ratchet (being the incremental bonus opportunity against incremental performance targets) against target adjusted EBITDA performance for the financial year ending 31 March 2005, Executive Directors could achieve the maximum 80% of the business performance element of their bonuses for target adjusted EBITDA performance.

        For the financial year ended 31 March 2005, for those Executive Directors with the opportunity to earn bonuses of up to 75% of base salary (Peter E. Lynch, Cathal Magee and David McRedmond) 42.5% of base salary was awarded for achievement against the business performance element of the bonuses. For Dr. Philip Nolan, whose bonus opportunity is up to 100% of base salary, the award for business performance is 56.4% of base salary. The balance of bonus paid to each of the Executive Directors was to reflect personal performance. Actual bonuses paid are as follows:

Executive Director	Total Bonus Amount €	% of base Salary
Dr. Philip Nolan	511,868	72.4%
Peter E Lynch	268,180	57.5%
Cathal Magee	258,852	55.5%
David McRedmond	183,150	55.5%

        For the financial year commencing on 1 April 2005, the Remuneration Committee has decided to continue with the principles established for the financial year ended 31 March 2005 that annual bonus should be split between corporate and personal performance targets and that there should be a bonus ratchet against target and stretch performance (being performance above target). This approach is further developed by the introduction of a new customer service measure as a component of the business performance element of the bonus. The business performance element of the bonus will have targets based on a split, between adjusted EBITDA and the customer service measure. Both elements have a ratchet for target and stretch performance.

        For the Executive Directors with a bonus opportunity of 75%, the split is 55% adjusted EBITDA performance, 10% customer service performance and 10% personal performance. For Dr. Philip Nolan, with a bonus opportunity of 100%, the split is 74% adjusted EBITDA, 13% customer service and 13% personal performance.

        This evolution of the performance model for Executive Directors reflects the central importance of customer service to eircom and the link to Executive Director performance and reward.

        Bonus payments are non-pensionable.

Non-cash benefits

        All Executive Directors are entitled to a company car including petrol (or allowance), mobile phone, private health insurance and life assurance cover of four times salary.

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

        A basic fee is paid in respect of service as a Non-Executive Director and additional fees are paid to Sir Anthony O'Reilly and Mr. Scanlon to reflect their additional duties as Chairman and Vice-Chairman of the Board. No additional fee is payable for membership of Board committees.

        The basic fee for Non-Executive Directors for the financial year commencing 1 April 2005 is €75,000 per year, inclusive of Board committee membership. Sir Anthony O'Reilly is entitled to annual fees of €132,500 (inclusive of the basic fee) and Mr. Scanlon is entitled to annual fees of €106,000 (inclusive of the basic fee). However, Mr. Scanlon was appointed General Manager of the ESOP on

12 July 2004 and with effect from that date agreed to forego all fees earned as a Director in consideration of the receipt of a salary for his duties as General Manager of the ESOP. Accordingly, Mr. Scanlon's fee is now paid to the ESOP in consideration of making Mr. Scanlon's services available as a Director, and not to Mr. Scanlon.

        Non-Executive Directors are not eligible to receive bonuses or share options.

        As of 31 March 2005 fees were paid to non-executive directors as follows:

Name	Financial Year Ended 31 March 2005
Sir A. O'Reilly	€132,500
C. Scanlon(1)	€29,695
J. Conroy	€75,000
D. Delepine	€75,000
I. Finan	€75,000
K. Melia	€75,000
P. O'Connor	€75,000
M. Pratt	€75,000
D. Roche	€75,000

(2)
The total fees payable in respect of Mr. Scanlon's service as a Director are €106,000 (€29,695 of which was paid as a Director's fee to Mr. Scanlon and €76,305 was paid to the ESOT in consideration of making Mr. Scanlon's services as a Director available)

Executive directors' service contracts

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

Termination payments to Directors

        Under the terms of Dr. Nolan's service agreement, if eircom Limited terminates Dr. Nolan's employment without notice (other than in circumstances where it is entitled to terminate the employment summarily), it must pay Dr. Nolan an amount equal to 12 months salary and the gross value of the car, insurance benefits and pension contributions provided under his service agreement.

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

Management incentive arrangements

        An important element of the remuneration policy for the Senior Management Group (including the Executive Directors) is to create long term incentives aligned to the interests of shareholders. For the financial year 2004/2005 this objective was delivered through the eircom Group plc Employee Share Option Plan 2004 (the "Share Option Plan"), details of which are described below.

        The Share Option Plan allows eligible employees (including Executive Directors and Senior Management) to be granted options over existing or unissued Ordinary Shares. The first grant of options was made under the Share Option Plan to selected senior employees including the Executive Directors, on 22 June 2004. Details of the options granted to the Executive Directors during the financial year are set out under the Share Option section of this report. The Remuneration Committee intends that the second grant of options under this plan will be granted during the financial year ended 31 March 2006. The exercise price for these options is set at the middle market closing quotation for an eircom share as derived from the Daily Official list of the London Stock Exchange on the date of grant.

        The exercise of any options granted under the Share Option Plan is conditional on achievement of performance targets over a three year period. For options granted during the financial year 31 March 2005, the Remuneration Committee determined that the exercise of these options would be subject to the following performance target (i) that the Company's normalised adjusted earnings per share for the financial year ending on 31 March 2007 must exceed 12.05 cents and (ii) payment of a dividend of not less than 11 cents per share in each of the financial years ending 31 March 2005, 31 March 2006 and 31 March 2007 which is consistent with the assumed dividend yield at the time of listing. Normalised adjusted earnings per share will be calculated by an independent third party.

        For options granted during the financial year ended 31 March 2006, the Remuneration Committee intends to apply different performance targets.

        These performance targets are that: (i) that the Company's normalised adjusted earnings per share, based on UK GAAP, for the financial year ending on 31 March 2008 is increased by CPI plus 3% over the previous year target and (ii) eircom must pay a dividend of not less than €0.11 per share in each of the financial years ending 31 March 2006, 31 March 2007 and 31 March 2008, which reflects the assumed dividend yield at the time of Listing. Normalised adjusted earnings per share will be calculated by an independent third party. These targets will be re-expressed under IFRS in due course, and the basis for the conversion explained.

        The Remuneration committee has commenced a review of long term incentive arrangements for the executive directors which will continue during the next financial year.

ESOP

        The Employee Share Ownership Plan ("ESOP") is a form of share scheme approved by the Irish Revenue which statutory rules require the ESOP to be open to all employees that meet the relevant qualifying service. The ESOP was established in March 1999 to acquire and hold shares for the benefit of all eligible employees. The ESOP consists of two separate trusts, the eircom Employee Share Ownership Trust ("ESOT") and the eircom Approved Profit Sharing Scheme ("APSS"). All Executive Directors are members of the ESOP. Prior to listing, all Executive Directors held notional interests under the ESOT Trust. Dr. Nolan, Mr. Lynch and Mr. McRedmond have waived all entitlements under the ESOT for a period of two years and one month from listing.

Share Ownership Policy

        In line with investment best practice, the Remuneration Committee has adopted a policy on share ownership for all Executive Directors. This policy has been developed having regard to research carried out by Towers Perrin, independent remuneration consultants.

        The share ownership policy requires each of the Executive Directors to retain a holding of eircom shares based on a multiple of annual salary while employed by eircom. The minimum shareholding is equivalent to 1.5 times base salary for Dr. Philip Nolan and 1 times base salary for other Executive Directors.

        Executive Directors have three years from when they are appointed to reach the share ownership levels. If an Executive Director ceases employment with eircom they will no longer be bound by share ownership obligations and will be governed by the rules applying to all shareholders.

        The Remuneration Committee will review share ownership on an annual basis and has the discretion in the operation of this policy to respond to specific circumstances in relation to share ownership as they see fit.

Share options

  eircom Group key executive share award plan

        Prior to Listing, the Executive Directors and other members of Senior Management were granted awards to acquire ordinary shares under the eircom Group key executive share award Plan (the "key executive share award plan") as a reward and retention incentive for their contribution to the development and growth of the Group in the period prior to Listing. The second tranche of awards is capable of vesting on 24 March 2006, subject generally to the participant remaining in employment on the vesting date. The vesting of awards is not subject to any performance conditions (other than the condition relating to a participant's continued employment). No further awards will be granted under this Plan.

        During the financial year ended 31 March 2004 awards under the eircom Group key executive share award plan were made to Executive Directors. The awards not yet exercised at 31 March 2005 were as follows:

	Date of grant	Earliest exercise date	Exercise price (cents)	Expiry Date	Number at 1 April 2004	Exercised in Period	Lapsed in Period	Number at 31 March 2005
Dr. P Nolan 10c ordinary shares	24 March 2004	24 March 2005 (first instalment)	0.10	6 months from vesting	433,316	—	—	433,316
P E Lynch 10c ordinary shares	24 March 2004	24 March 2005 (first instalment)	0.10	6 months from vesting	324,987	—	—	324,987
C Magee 10c ordinary shares	24 March 2004	24 March 2005 (first instalment)	0.10	6 months from vesting	249,032	—	—	249,032
D McRedmond 10c ordinary shares	24 March 2004	24 March 2005 (first instalment)	0.10	6 months from vesting	188,019	—	—	188,019

(1)
Awards were granted to Executives prior to Listing under the key executive share award Plan. No amount was payable for the grant of awards.

(2)
Each award takes the form of a right to acquire ordinary shares, and vests in two equal instalments. The second instalment is capable of vesting from the second anniversary of Admission (24 March 2006) subject to the participant remaining in service with the Group on the vesting date. The vesting of these awards is not subject to any performance conditions (other than the condition relating to a participant's continued employment) and no payment will normally be required from the participant for the issue or transfer of the Ordinary Shares.

(3)
During the financial year ending 31 March 2005, the Remuneration Committee determined in accordance with the rules of the Key Executive Share Award Plan that participants would be required to pay-up the par value of shares issued to them on exercise of their Awards. However in recognition of the fact that the awards are structured as nil cost options, the Company agreed to pay to each participant an amount equal to the par value of his shares plus the related employee Pay Related Social Insurance to enable them to pay-up the relevant amount (details of individual payments are set out in Executive Directors detailed emoluments).

  eircom Group plc employee share option plan 2004

        Details of the eircom Group plc employee share option plan 2004 ("the Share Option Plan") are already set under "Management incentive arrangements" above. The options granted to the executive directors under the Share Option Plan as of 22 June 2005 are as follows:

	Date of grant	Earliest exercise date	Expiry date	Exercise price (cents)	Number at 1 April 2004	Granted in period	Exercised in period	Lapsed in Period	Number at 31 March 2005
Dr. P Nolan	22 June 2004	22 June 2007	22 June 2014	150	—	471,333	—	—	471,333
P E Lynch	22 June 2004	22 June 2007	22 June 2014	150	—	310,667	—	—	310,667
C Magee	22 June 2004	22 June 2007	22 June 2014	150	—	310,933	—	—	310,933
D McRedmond	22 June 2004	22 June 2007	22 June 2014	150	—	220,000	—	—	220,000

Directors' pension entitlements

        Set out below are details of the pension benefits to which each of the executive directors and Mr. Scanlon are entitled. Mr. Scanlon's entitlements arise from his status as a former employee of eircom Limited and not by virtue of his position as a director of eircom Group plc.

  Retirement benefits (defined benefit pension scheme)

	Cathal Magee	Con Scanlon
	Financial year-ended 31 March 2005	Financial year-ended 31 March 2005
	€'000	€'000
Increase in accrued entitlements earned in year (pension)	6	4
Increase/(decrease) in accrued entitlements earned in year (gratuity)	17	Nil
Accrued entitlement at end of year (pension)	179	74
Accrued entitlement at end of year (gratuity)	537	nil
Transfer value at beginning of year	3,205	1,777
Transfer value at end of year	3,596	1,945
Increase in transfer value less directors' contributions	360	168
(Decrease)/Increase in accrued entitlements (excluding inflation) (pension)	(2)	1
Decrease in accrued entitlements (excluding inflation) (gratuity)	(5)	Nil
Transfer value of (decrease)/increase in accrued benefits (excluding inflation and directors contributions)	(64)	14

(1)
The table above has been presented based on rounded information.

        The accrued pension entitlements are the amount that the Director would receive if he left service at the end of the year.

        The increase in the accrued entitlements is the difference between the accrued entitlements at the year-end and that at the previous year-end. As required by the UKLA's Listing Rules, this is disclosed excluding inflation.

        All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the directors' pension benefits. They do not represent sums payable to individual directors and, therefore, cannot be added meaningfully to annual remuneration.

        The increase in the transfer value less directors' contributions is the increase in the transfer value of the accrued benefits during the year after deducting the director's personal contributions to the scheme.

        The transfer value of the increase in accrued benefits (excluding inflation), required by the Listing Rules, discloses the current value of the increase in accrued benefits that the director has earned in the year, whereas the change in this transfer value, required by the UK Companies Act, discloses the absolute increase or decrease in his transfer value and includes the changes in the value of the accrued benefits that results from changes in the basis of calculation of transfer values over the year, as well as the additional value earned in the year and the impact of inflation on the benefit accrued at the beginning of the year.

  Value of Directors' Death and Ill-Health Retirement Benefits

	Cathal Magee	Con Scanlon
	As at 31 March 2005	As at 31 March 2005
	€'000	€'000
Total Risk Cost for year ended	14	Nil

  Defined Contribution Schemes

        Each Executive Director participates in a defined contribution pension scheme operated by the Group. In accordance with historical arrangements, Cathal Magee also participates in the Group's main defined benefit pension scheme (the eircom Main Superannuation Scheme).

        eircom Limited makes employer contributions to each of these schemes in respect of the Executive Directors. eircom Limited contributions paid and payable to defined contribution schemes in respect of the Executive Directors for the financial year ended 31 March 2005 were as follows:

Name	Financial Year Ended 31 March 2005
Dr. P. Nolan	€353,500
P. E. Lynch	€69,960
C. Magee	€13,059
D. McRedmond	€49,500

C.    CORPORATE GOVERNANCE AND BOARD PRACTICES

        The Listing Rules of the Financial Services Authority require UK listed companies to report on the manner in which they apply the Principles of Good Governance and the extent to which they comply with the Provisions set out in the Combined Code on Corporate Governance issued in July 2003 ("the Combined Code").

        The eircom Board is committed to the highest standards of corporate governance. During the year, a thorough review of the Group's corporate governance policies and procedures was conducted to reflect the impact of the Higgs review of the role and effectiveness of Non-Executive Directors, the Smith report on Audit Committees and the revised Combined Code.

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

        Our board of directors has established three committees: an audit committee, a nominations committee and a remuneration committee. From time to time, separate committees will be set up by our board of directors to consider specified issues when the need arises.

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

Audit committee

        The audit committee assists our board of directors in discharging its responsibilities with regard to financial reporting, external and internal audits and controls, including reviewing eircom Group's annual financial statements, considering the scope of eircom Group's annual external audit and the extent of non-audit work undertaken by external auditors, approving eircom Group's internal audit programme, advising on the appointment of external auditors and reviewing the effectiveness of eircom Group's internal control systems.

        The Combined Code recommends that all members of the audit committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement and that at least one member should have recent and relevant financial experience.

        The audit committee is composed of four independent non-executive directors: Mr. O'Connor (chair), Mr. Melia, Mr. Finan and Mr. Pratt. Mr. Finan was chairman of the committee throughout the financial year ended 31 March 2005. Our board of directors considers that Mr. Finan has recent and relevant financial experience. Our board of directors therefore considers that it complies with Combined Code recommendations regarding the composition of the Audit Committee.

        The audit committee reports its activities and makes recommendations to the Board. During the year ended 31 March 2005 the Audit Committee discharged its described duties. Its activities included:

  •
  formally reviewing the draft annual report and interim financial statements and associated announcements, with key focus on the judgmental areas and critical accounting policies;

  •
  reviewing the findings of the external and internal auditors reports;

  •
  reviewing the effectiveness of internal control systems, the risk management process and the compliance programme. The audit committee were facilitated in their work by receiving presentations from the Head of Audit, Risk and Compliance;

  •
  reviewing the work undertaken to ensure compliance with the Sarbanes-Oxley Act, 2002 and all related regulations as they apply to foreign registrants;

  •
  reviewing the internal and external audit plans for the period;

  •
  reviewing and approving the external audit strategy and report to the audit committee in respect of the annual report;

  •
  giving pre-approval for, then reviewing and approving the level of, non-audit fees paid to the external auditors; and

  •
  reviewing and approving the Group's policies on ethical business conduct, whistleblowing and other relevant corporate governance policies.

        During the year, the Group put in place a code of ethical business conduct for the Board and senior management and has also developed a whistleblowing policy and process. Copies of the general code are available on request from the Company Secretary.

        In order to continue to meet best practice in the light of new regulations and legislation, the Group strengthened the independence policy with the introduction of a formal auditor independence policy which conforms to the requirements of Rule 2-01 of Regulation S-X and the Sarbanes-Oxley Act. This provides clear definitions of services that the external auditors may and may not provide such that their independence and objectivity is not impaired, as well as establishing a formal authorisation process, including the pre-approval by the audit committee, for allowable non-audit work that the external auditors may perform. The audit committee also completes regular reviews of the remuneration received by PricewaterhouseCoopers for non-audit work, with the aim of seeking to balance objectivity, value for money and compliance with this policy. The audit committee formed the view that no conflict of interest exists between PricewaterhouseCoopers' audit and non-audit work during the financial year ended 31 March 2005 and that this was the most cost effective way of conducting eircom Group's business given the nature of the projects arising during the year. In other situations, proposed assignments are subject to independent tendering and decisions taken on the basis of competence and cost effectiveness.

        In the light of the Sarbanes-Oxley Act, the board of directors has given due consideration to the actions necessary to meet the new and enhanced standards for corporate accountability in the United States, as defined in this legislation, and how these might be best incorporated with existing procedures to meet best practice in the United Kingdom and Ireland.

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

        The nominations committee is composed of Sir Anthony O'Reilly (chair), Mr. Conroy, Mr. Delepine and Mr. Roche. The initial ESOT nominee for the nominations committee is Mr. Conroy. eircom Group therefore considers that it complies with Combined Code recommendations regarding the composition of the nominations committee.

Remuneration committee

  Role of the remuneration committee

        The remuneration committee is responsible for determining remuneration policy in relation to the Chairman, Chief Executive, Chief Financial Officer, the other Executive Directors of the Company and the Company Secretary. The committee will consult with other independent non-executive Directors in regard to the remuneration of these key officers. The committee also monitors and recommends to the board the remuneration of Senior Management below board level and considers and determines all elements of the remuneration of the Executive Directors and Senior Management forming the Executive Group.

        The remuneration committee consults with other independent Non-Executive Directors in relation to the remuneration of the Chairman, the Executive Directors and the Company Secretary.

        The remuneration committee administers all aspects of any share option scheme operated by the eircom Group including the selection of those eligible to participate, to whom options should be granted, the timing of any grant, the number of shares, the exercise price and the performance conditions that must be satisfied.

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

  Composition of the remuneration committee

        The remuneration committee is made up entirely of independent Non-Executive Directors. Other Directors may be invited to attend meetings of the remuneration committee. No Executive Director of eircom Group can participate at a meeting of the remuneration committee (or during the relevant part) at which any part of his remuneration is being discussed.

        The current members of the remuneration committee are Mr. Melia (chair), Mr. Roche, Mr. O'Connor and Mr. Pratt.

        Our board of directors considers that it complies with Combined Code recommendations regarding the composition of the remuneration committee.

  Advice provided to the remuneration committee

        Advice is provided to the remuneration committee by the Group Human Resources Director. The Chief Executive and the Chairman were consulted about the remuneration of other Executive Directors.

        The remuneration committee received advice from external independent remuneration consultants Towers Perrin in relation to the performance conditions applicable to share options granted under the Employee Share Option Plan 2004, the design of the Executive Share Ownership Policy, and executive salary positioning and long term incentive arrangements for the Executive Directors. Towers Perrin were appointed by the Remuneration Committee.

        The remuneration committee also received advice from Freshfields Bruckhaus Deringer (the Company's English law advisers) as to English law and A&L Goodbody (the Company's Irish law advisers) as to Irish law in relation to the sourcing of shares to satisfy awards under the Key Executive Share Award Plan.

Additional Committees

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

  Disclosure committee

        eircom Group has formed a disclosure committee comprising senior executives, which reports to the Chief Executive Officer and the Chief Financial Officer on a formal basis regarding this document.

        The principal responsibilities and duties of this committee are to design, maintain and review eircom Group's disclosure controls and procedures in the preparation and verification of this 20-F, to evaluate the effectiveness of these controls on a regular basis and to assist the senior officers in providing the formal certifications required under U.S. legislation. To satisfy these requirements, the committee's responsibilities extend to the entirety of eircom Group's disclosures, including financial and non-financial information. It consults regularly with its external legal advisors and auditors to identify any risk areas, determine the subject of any disclosures, evaluate disclosure issues and prepare or assist in the preparation of this 20-F.

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

  Corporate risk committee

        During the period under review, the Compliance, Internal Audit and Risk management units were re-organised into one division, Audit, Risk and Compliance. The Group internal audit function was restructured and a new head of Group internal audit was appointed during the review period. The programme to implement compliance with S404 of the Sarbanes-Oxley Act, 2002 was also established within this business unit.

        As part of the re-organisation, a new risk framework was introduced and a Corporate Risk Committee was established. The committee, which is made up of executives and senior management representatives from across the company, has primary responsibility for risk management, internal control remediation and the Group's compliance with regulatory matters and reports to the Executive and Audit committees.

        As part of this new risk framework, a remediation programme was established to address cross-functional remediation.

  Corporate governance committee

        A committee was established in the period under review with responsibility for implementing and monitoring eircom Group's corporate governance compliance programme. The committee is comprised of senior management and reports to the board's executive committee.

D.    EMPLOYEES

        We are one of the largest employers in Ireland. As of 31 March 2005, we had 7,275 employees, excluding 306 agency staff. For the financial year ended 31 March 2004 we had an average number of 8,306 employees and for the financial year 31 March 2005 we had an average number of 7,595 employees in the following categories of activity:

	Average for the Financial Year Ended 31 March
	2003	2004	2005
Operational/Technical	5,700	5,335	4,966
Sales/Customer support	2,871	2,439	2,128
Administration	558	532	501

Total employees	9,129	8,306	7,595

        The substantial majority of our employees are employed in Ireland.

        As of 31 March 2005, approximately 86% of our employees were members of six recognised trade unions, the largest union being the Communication Workers Union ("CWU"). Approximately 73% of our employees are represented by the CWU. Our employees have an average 22.7 years of service with the Group. Approximately 79% are aged 41 years or older, with approximately 58% of our total employees aged 41 to 50.

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

        Approximately 92% of our employees are employed on a permanent basis. Approximately 4% of our employees have fixed-term contracts, with the remaining 4% being temporary employees, employed by a subsidiary or working under a flexible working arrangement. Under the Irish employment law regime it is difficult to terminate the contracts of existing employees or to unilaterally change the terms and conditions of their employment. In addition, employees who were members of staff of the Irish Department of Posts and Telegraphs prior to our conversion into a corporation in 1984 have specific statutory protection. Approximately 73% of our employees still enjoy these protections. In the absence of a collective bargaining agreement to the contrary, these employees may not have less beneficial scales of pay and conditions of service than those that were applicable immediately prior to the conversion. Likewise, the tenure of employment may not, except in accordance with a collective agreement, be made less beneficial than that prevailing for the time being in the Irish Civil Service.

        National pay agreements are generally applied to the approximately 75% of our staff whose terms are agreed directly with their trade unions. Since 1 April 2001, the following pay increases have been awarded or are scheduled to be awarded in the future:

Programme	Date Introduced	% Increase
Programme for Prosperity and Fairness	1 April 2001	2.0
Programme for Prosperity and Fairness	1 February 2002	5.5
Programme for Prosperity and Fairness	1 April 2002	1.0
Programme for Prosperity and Fairness	1 February 2003	4.0
Sustaining Progress	1 November 2003	3.0
Sustaining Progress	1 August 2004	2.0
Sustaining Progress	1 February 2005	2.0
Sustaining Progress	1 May 2005	1.5
Sustaining Progress	1 November 2005	1.5
Sustaining Progress	1 November 2006	2.5

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

        We are continuing to reduce headcount, and have achieved significant reductions in the last three financial years. Our average number of employees declined from 9,129 in the financial year ended 31 March 2003 to 8,306 in the financial year ended 31 March 2004 and 7,595 in the financial year ended 31 March 2005. This decline in average headcount reflects the impact of our voluntary severance, as well as the reduction of employees in connection with our discontinuation, disposal and exit of various businesses, and outsourcing certain activities through Managed Service contracts. Our goal is to reduce headcount to approximately 7,000 by 31 March 2008 or earlier if it is possible to do so. To achieve this goal, we intend to:

  •
  offer voluntary severance and/or early retirement programmes to employees on a more targeted basis, with eligibility restricted to specified groups of employees depending on work area and service profile;

  •
  use flexible working models where suitable, and

  •
  outsource non-core activities using joint ventures, co-investment initiatives, contracting and through Managed Service contracts.

        To date our voluntary severance and early retirement programmes involved making offers of severance payments or assisted or early retirement to targeted groups of employees. Employees are typically offered a lump sum or take early retirement to leave the company. In addition employees can avail of a number of flexible working options. Flexible working options allow staff to work reduced hours and, in the case of part-time with voluntary severance, part-time for a specified period before leaving the company.

        Our main voluntary severance programme in the financial year ended 2005 was launched on 24 May 2004 and closed on 16 July 2004. The remainder of the voluntary severance programmes closed on 11 March 2005.

        The Company ensures that the skills of its employees are regularly refreshed, in order to effectively meet the demands of the market.

        We offer various employee benefit plans, including an Employee Share Ownership Plan, which consists of two separate trusts, as well as management incentive schemes targeted at senior managers and executive directors. Through the Employee Share Ownership Plan, at the date of this document, approximately 20.9% of our voting shares are held for the beneficiaries of that plan, being approximately 51% of current employees and 49% former employees.

E.    SHARE OWNERSHIP

Directors' beneficial interests in share capital

        The interests of the directors in the shares of eircom Group and other Group companies were:

eircom Group plc

	As at 15 June 2005
	10c Ordinary Shares	%
Executives
Dr. Nolan(1)(2)	1,585,760	0.21
Mr. Lynch(1)	505,112	0.07
Mr. Magee(1)	505,112	0.07
Mr. McRedmond(1)	378,836	0.05
Non-executives
Mr. Scanlon	233,250	0.03
Mr. Conroy	77,750	0.01
Mr. Delepine	25,806	0.00
Mr. Finan	64,516	0.01
Mr. Melia	64,516	0.01
Mr. O'Connor	38,709	0.01
Mr. Pratt	48,387	0.01
Mr. Roche	10,000	0.00

(1)
The percentages also reflect the beneficial ownership of eircom Group's shares for the purposes of the rules of the SEC governing the determination of beneficial ownership of securities. In addition, each of the executive directors and Mr. Scanlon is regarded as being interested for the purposes of the Act in 157,031,531 Ordinary Shares and 158,583,333 Convertible Preference Shares held by the ESOT since they are, together with other eircom Group employees, beneficiaries of the eircom Employee Share Ownership Trust. There are also a small number of allocated Redeemable Preference Shares and Trancheable Redeemable Preference Shares held by the ESOT and it is expected that the majority of these will be distributed to other employees in due course.

The notional allocations of units held, which are a notional record of interests and do not correspond to interests in any one class of shares held by the ESOT are as follows: Dr. Nolan 5,731, Mr. Lynch 12,183, Mr. McRedmond 18,545, Mr. Magee 32,957 and Mr. Scanlon 32,225. Dr. Nolan also has 1,927 Redeemable Preference Shares held in the APSS. Mr. Lynch redeemed 4,098 Redeemable Preference Shares on 11 January 2005. Mr. Magee redeemed 6,872 Trancheable Redeemable Preference Shares on 23 April 2004. Mr. Scanlon redeemed 6,626 Trancheable Redeemable Preference Shares on 23 April 2004.

Dr. Nolan, Mr. Lynch, and Mr. McRedmond have disclaimed their interests under the ESOT for a two year and one month period post-Admission. Mr. Magee is one of the 3 ESOT nominees to the board. Given the nature of his appointment he is not required to disclaim his ESOT entitlements.

Mr. Montague and Mr. Reid do not hold interests greater than 1% of any class of shares and therefore their beneficial interest in share capital have not been disclosed.

(2)
Includes 792,880 ordinary shares held by Hazelview Ltd, which is controlled by Dr. Nolan.

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

        Membership in the eircom DB Schemes is generally open to graded employees under the age of 60. As at 31 March 2005, the eircom DB Schemes had 6,987 active members along with 5,113 pensioners and 6,090 deferred members.

        The principal benefits payable under the eircom DB Schemes are a pension of 1/80 of retiring salary for each year of pensionable service (with a maximum of 40/80) together with a gratuity of 3/80 of retiring salary for each year of pensionable service (maximum 120/80). Members may retire or be retired at any time after attaining age 60 (but must retire at age 65) and receive immediate pension benefits. Members contribute 5.3% of pensionable salary together with, where they are included for spouse and children's benefits, an additional 1.5% of pensionable salary. The Group contribution rate is currently 8.2% of pensionable salary although this will increase for the financial year ended 31 March 2006, on foot of an actuarial valuation undertaken as at 31 March 2005, to 10% of pensionable salary (see further information below).

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

        An actuarial valuation of the eircom main Fund was carried out, using the attained age method, as at 31 March 2005 by Mercer Human Resource Consulting who are actuaries to the eircom DB Schemes but are neither officers nor employees of eircom Group. The actuarial method used involved determining an appropriate future employer contribution rate designed to fund the projected liabilities of the Schemes related to service subsequent to 1 January 1984 over the remaining working lifetime of the current members. The valuation considered the financial position of the schemes on two actuarial bases, the primary features of which were that the investments will earn a real rate of investment return, over and above salary inflation and pension increases, of 2.5% (Basis A) and 2.75% per annum (Basis B). As at 31 March 2005, the market value of the fund's assets attributable to the pension scheme was €2,190 million and the actuarial valuation of the assets was sufficient to meet 102% (Basis A) and 107% (Basis B) of the value of the accrued liabilities making due allowance for future increases in salaries and pensions.

        The Irish Minister for Finance is responsible for meeting and discharging the liability of: (i) the pension costs of former staff of the Irish Department of Posts and Telegraphs who retired or died before 1 January 1984; and (ii) costs in respect of the pension entitlements, related to pre-1 January 1984 reckonable service, of staff who transferred to eircom from the Irish Civil Service. Such benefit payments are made from the eircom Number 2 Pension Fund, which was established in December 1999 and we received a contribution of €1.016 billion from the Irish Minister for Finance in accordance with arrangements set out in the eircom Superannuation (Amendment) Scheme of 1999. However, the Irish Minister of Finance retains liability for these payments.

eircom DC Scheme

        The Group established the eircom DC Scheme in 1997 and it operates on a defined contribution basis. Membership is at the discretion of eircom and is generally open to non graded company staff. As at 31 March 2005, the scheme had approximately 532 active members along with 681 deferred members. Employees contribute at 5.3% of basic pay and the Group contributes at the rate of 9.7% of basic pay. As at 31 March 2005 the market value of the assets of the scheme was approximately €30.95 million. Normal retirement age is a member's 60th birthday.

eircom Executive Defined Contribution Scheme

        eircom established the eircom Executive Defined Contribution Scheme in July 2003. This scheme is a defined contribution scheme and membership is at the discretion of eircom. At present, there are six active members of the scheme who are Dr. Nolan, Mr. Lynch, Mr. Magee, Mr. McRedmond and two of the Senior Managers. Under the provisions of the scheme, the contributions payable by eircom to the scheme in respect of a member are those notified by eircom to the member in question.

Miscellaneous Other Schemes

  Other Defined Benefit Pension Schemes

        Phonewatch operates a defined benefit scheme for its employees. As at 31 March 2005, the Scheme had approximately 87 active members and 31 deferred members. The employer contribution rate is currently 12.5% of pensionable salary and the employee contribution rate is 5% of pensionable salary. The last actuarial valuation was carried out as at 1 April 2002. It showed that the actuarial value of the scheme's assets were €946,000 (market value €1.203 million) and that the value of the past service liabilities, allowing for assumed future increases in pensionable pay and pension increases, was €1.417 million, giving a shortfall of €471,000.

        eircom has also established the eircom Executive Defined Benefit Scheme to provide supplementary pension benefits. Mr. Scanlon is the only current member of the scheme.

  Other Defined Contribution Pension Schemes

        LAN Communications Limited operates the largest of the other defined contribution schemes within the Group. The scheme currently has approximately 35 active members. The employer contribution rate is 9.7% of pensionable remuneration and the employee contribution rate is 5.3% of pensionable salary.

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

        The following number of Redeemable Preference Shares, held by eircom ESOP Trustee Limited, were redeemed prior to 31 March 2005 in accordance with their terms on the following dates:

  •
  15 December 2003 - 61,447,730;

  •
  9 January 2004 - 38,992;

  •
  16 January 2004 - 31,934;

  •
  23 January 2004 - 32,893;

  •
  30 January 2004 - 50,837;

  •
  2 February 2004 - 56,489;

  •
  6 February 2004 - 15,814;

  •
  16 February 2004 - 32,894;

  •
  27 February 2004 - 30,607;

  •
  5 March 2004 - 21,420;

  •
  12 March 2004 - 23,709;

  •
  19 March 2004 - 28,914;

  •
  26 March 2004 - 17,874;

  •
  2 April 2004 - 37,583;

  •
  8 April 2004 - 53,133;

  •
  16 April 2004 - 93,391;

  •
  23 April 2004 - 102,219;

  •
  30 April 2004 - 132,408;

  •
  4 May 2004 - 57,607;

  •
  26 May 2004 - 205,968;

  •
  2 June 2004 - 71,990;

  •
  10 June 2004 - 51,023;

  •
  25 June 2004 - 45,934;

  •
  7 July 2004 - 187,098;

  •
  28 July 2004 - 145,903;

  •
  25 August 2004 - 473,030;

  •
  15 September 2004 - 351,344;

  •
  29 September 2004 - 370,565;

  •
  13 October 2004 - 247,286;

  •
  2 November 2004 - 211,384;

  •
  17 November 2004 - 223,143;

  •
  6 December 2004 - 120,568;

  •
  13 December 2004 - 74,971;

  •
  13 January 2005 - 147,759;

  •
  21 January 2005 - 58,397;

  •
  7 February 2005 - 62,098;

  •
  28 February 2005 - 91,300;

  •
  15 March 2005 - 11,464; and

  •
  30 March 2005 - 10,457

        The Redeemable Preference Shares redeemed since 31 March 2005 are set out in note 25 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements".

        On 24 March 2004: The 7,940,000 issued B Ordinary Shares of €0.50 each were subdivided unto 39,1000,000 Ordinary Shares. The 173,000,000 issued ESOT Preference Shares of €0.50 each were consolidated into the one ESOT Preference Share of €86,500,000. This was subdivided into 107,000,000 Convertible Preference Shares and 66,000,000 Trancheable Redeemable Shares.

        eircom Group plc allotted and issued 66,000,000 Convertible Preference Shares of €0.50 each to eircom ESOP Trustee Limited.

        The following number of Trancheable Redeemable Preference Shares, held by eircom ESOP Trustee Limited, were redeemed prior to 31 March 2005 in accordance with their terms on the following dates:

  •
  23 April 2004 - 61,185,652;

  •
  26 May 2004 - 956,761;

  •
  2 June 2004 - 86,658;

  •
  10 June 2004 - 81,117;

  •
  25 June 2004 - 66,400;

  •
  7 July 2004 - 210,963;

  •
  30 July 2004 - 157,808;

  •
  25 August 2004 - 352,658;

  •
  15 September 2004 - 388,982;

  •
  29 September 2004 - 348,984;

  •
  13 October 2004 - 278,883;

  •
  2 November 2004 - 289,290;

  •
  17 November 2004 - 299,432;

  •
  6 December 2004 - 150,750;

  •
  17 December 2004 - 65,673;

  •
  10 January 2005 - 150,929;

  •
  28 January 2005 - 73,434;

  •
  7 February 2005 - 64,190;

  •
  28 February 2005 - 100,690;

  •
  15 March 2005 - 9,206; and

  •
  30 March 2005 - 10,457

        The Trancheable Redeemable Preference Shares redeemed since 31 March 2005 are set out in note 25 to the Consolidated Financial Statements of eircom Group plc contained in Item 18 "Financial Statements".

        On 31 March 2005 the authorised share capital was subdivided into:

  •
  3,037,338,447 Ordinary Shares of €0.10 each

  •
  5,000,000 Redeemable Preference Shares of €0.50 each

  •
  158,583,333 Convertible Preference Shares of €0.50 each

  •
  66,000,000 Trancheable Redeemable Preference Shares of €0.50 each

  •
  50,000 Sterling Deferred Shares of £1.00 each

  •
  6,474,488,800 Non-Voting Deferred Shares of €0.001 each

        On 7 December 2004 the eircom ESOP Trustee Limited appropriated 33,744,253 ordinary shares to its participants.

        In 1 February 2005 the eircom ESOP Trustee Limited cancelled an appropriation of 3.546 ordinary shares to its participants.

        On 24 March 2005 the eircom ESOP Trustee Limited appropriated 32,780,438 ordinary shares to its participants.

        On 30 March 2005 the eircom ESOP Trustee Limited converted 14,416,667 Convertible Preference Shares into 7,338,967 Ordinary Shares and 6,474,436,800 Non-Voting Deferred Shares.

        As of 1 June 2005, the major shareholders of eircom Group were as follows:

	Ordinary Shares		Redeemable Preference Shares		Trancheable Redeemable Preference Shares		Convertible Preference Shares		Sterling Deferred Shares		Non-Voting Deferred Shares
Name
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
eircom ESOP Trustee Limited(1)	157,031,531	20.9	531,870	100	671,083	100	158,583,333	100	—	—	6,474,437,398	100
Capital Research & Management	73,841,884	9.8	—	—	—	—	—	—	—	—	—	—
Cantillon Capital Management	28,519,768	3.8	—	—	—	—	—	—	—	—	—	—
Marathon Asset Management	27,464,756	3.7	—	—	—	—	—	—	—	—	—	—
Bank of Ireland Asset Management	24,161,606	3.2	—	—	—	—	—	—	—	—	—	—

(1)
eircom ESOP Trustee Limited is the trustee of the ESOT.

As of 1 June 2005, 155,885,423 Ordinary Shares, were held by holders with registered addresses in the United States, representing approximately 20.75% of the outstanding Ordinary Shares. Since certain of the Company's Ordinary Shares are held by nominees, the above numbers of holders may not be representative of the number of beneficial owners in the United States or of the total number of Ordinary Shares held by them.

        None of our Major Shareholders have different voting rights than our other shareholders.

        To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

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

Payments of fees

  (a) Fees in the financial year ended 31 March 2003

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

  (b) Fees in connection with the reorganisation and refinancing in the period ended 31 March 2004

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

  (c) Fees in Connection with the Initial Public Offering

  (i)
  Since May 2002, Merrion Capital Group has provided financial advisory and brokerage services to the ESOT. Merrion Corporate Finance Limited, a subsidiary of Merrion Capital Group, has been retained by the ESOT since December 2003 to advise the board of directors of the ESOT in connection with the Initial Public Offering and related matters. The aggregate fees payable to Merrion Corporate Finance Limited by the ESOT in connection with the Initial Public Offering and related matters was approximately €1 million. John Conroy is the chief executive officer of Merrion Capital Group and is also a director of Merrion Corporate Finance Limited.

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

  (d) Other fees in the financial year ended 31 March 2004

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

  (e) Fees in the financial year ended 31 March 2005

        During the financial year ended 31 March 2005 there were no related party transactions.

Transactions with affiliates

        From time to time the Group makes investments in joint ventures and affiliates relating to its business. Transactions with these joint ventures and affiliates include the following:

(a)
The Group holds 49% of the ordinary shares in Beacon Integrated Solutions Limited and 22% of the ordinary shares in Buy4Now Limited, and have entered into shareholder agreements with the other shareholders of these entities giving the Group various board nomination and share transfer rights;

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

Other transactions with Directors

        In addition to the above, the Group has entered into various transactions with its Directors, during the financial year ended 31 March 2005 which are set out in Item 6 "Directors, Senior Management and Employees".

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

  Allegations of anti-competitive practices

        On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with its obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines. Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against the Group seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. The Group submitted its defence on 26 January 2004. The directors intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs' alleged budgeted growth (€25 million) and loss of revenue on the plaintiffs' pricing (€5 million). Even if the plaintiffs could establish a liability on the Group's part under each of these headings, our directors do not believe that these figures represent damages which would be properly recoverable from the Group. The particulars also include further unquantified damages. The plenary summons and statement claim of Ocean Communications Ltd and Esat Communications Ltd were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights. This additional claim will also be defended vigorously. See also Item 5B "Operating and Financial Review and Prospects—Contingent Liabilities", Item 4E "Information on the Company—Regulation of our Products and Services—Compliance".

  Asbestos claims

        Approximately 120 premises currently or previously occupied by the Group contain or have contained asbestos. In 1987, the Group began a programme of removing asbestos from some of its premises and introduced safety measures and a warning procedure. As of 31 March 2005, approximately 33 premises occupied by the Group were identified as containing asbestos and these have been identified, controlled and monitored.

        Claims have been received from approximately 115 employees or former employees alleging injuries caused by exposure to asbestos. Of these, 98 related to exposure at one particular premises in 1985. A composite Irish High Court action for unquantified damages and costs initiated on behalf of 97 of these has remained dormant since 1997. One further case relating to the same location initiated in the Irish High Court in 2003 has not progressed to any extent since.

        In summary, as of 30 May 2005, 5 claims have been settled; one case was withdrawn and the remaining claims have been inactive for several years with the exception of 2 claims which have been inactive since 2003. The directors do not expect any material adverse impact on the Group's profitability based upon the claims which have been made against it. Given the uncertain nature of this kind of litigation, and the lengthy period of time before asbestos-related injuries become manifest, there can be no assurance that future claims will not be made against the Group.

Dividend Policy

        We currently intend to pay annual interim and final dividends on the Ordinary Shares, which will normally be paid in December and July, respectively. Dividends will be declared and paid in euro. The Board currently expects that in the absence of unforeseen circumstances, the first aggregate annual dividend will be €0.11 per Ordinary Share (€82 million). In future years, it is anticipated that the Company will seek to pay a progressive dividend.

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

        As at 31 March 2005, eircom Group had distributable reserves that were sufficient to enable us to pay the aggregate dividend for the financial years to 31 March 2006 in accordance with the Board's expectations. However, following payment by us of significant dividends to our shareholders in August 2003, as part of the Reorganisation and Refinancing, members of the Group do not currently have significant additional accumulated reserves in excess of those required to pay the expected dividend for the year to 31 March 2006. As a result, any limitations on the ability of our subsidiaries to pay dividends (for example, as a result of profitability or distributable reserves in these subsidiaries being adversely affected, including for one of the reasons set out in Item 3B "Key Information—Risk Factors") may reduce our ability to pay dividends to our shareholders. In particular, primarily because the level of depreciation charges (a non-cash item which affects distributable reserves) in eircom (our principal operating subsidiary) currently exceeds capital expenditure and is likely to do so for the next three to four years, eircom is expected to generate substantially less distributable reserves than cash for at least this period.

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

SIGNIFICANT CHANGES

        Since the year end the group has disposed of certain properties. The group expects to realise a profit (after tax) of approximately €34 million on these sales based on the excess of net sales proceeds receivable over the carrying value of these assets at year end.

        There has been no other significant change in our financial or trading position since 31 March 2005.

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

Memorandum of Association and Articles of Association of Valentia Telecommunications

  (a)
  Valentia Telecommunications was incorporated in Ireland as a private company with limited liability on 14 December 1998 under the Companies Acts, 1963 to 2003. On 28 July 2003, it was re-registered as Valentia Telecommunications, a public unlimited company with a share capital. It is Irish domiciled and is governed by the Companies Acts, 1963 to 2003 (the Acts). The registered number of Valentia Telecommunications (Valentia) is 298420.

    The principal object of the Valentia is carry on the business of a holding company and for such purpose to acquire and hold, either in the name of Valentia or in the name of any nominee or agent, any shares, stocks, notes, obligations or other securities or assets of any kind (Securities) issued or guaranteed by any company.

  (b) Directors

  (i)
  Questions at a directors meeting are decided by a majority of votes. All directors are entitled to vote at meetings. If a director is materially interested in a Valentia contract, he must disclose this interest to the other directors after which he will then have normal voting rights and will be counted in the quorum.

  (ii)
  Unless it has specifically been fixed otherwise, a quorum of two directors is required for each meeting and Valentia requires no different quorum for matters concerning compensation for directors or members of their family

  (iii)
  The Articles of Association (the Articles) permit the directors to exercise Valentia's borrowing powers and contain no restrictions on such borrowing powers.

  (iv)
  There is no age requirement for directors.

  (v)
  There is no requirement of directors that they hold shares in Valentia.

  (c) Shares

  (i)
  The authorised share capital of Valentia is €630,001,000 divided into 630,001,000 ordinary shares of €1 each. Subject to the provisions of the Acts, Valentia may by ordinary resolution of the shareholder(s) declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors. Interim dividends may be paid if it appears to the directors that they are justified with respect to profits Valentia has available for distribution.

  (ii)
  Every shareholder present at a meeting and every proxy shall have one vote, on a show of hands basis. Any member present in person or by proxy at the meeting and the chairman can demand a poll.

  (iii)
  As an ordinary shareholder, there is no specific right to a share in Valentia's profits and the directors are entitled to capitalise the profits.

  (iv)
  On the winding-up of Valentia, the liquidator may with the sanction of an extraordinary general meeting divide among the members of Valentia the whole or any part of Valentia assets and may, for that purpose, value any assets and, as he deems fair upon any property to be divided as aforesaid, may determine how the division shall be carried out as between the members or different classes of members.

  (v)
  Valentia has power to issue redeemable shares. The ordinary shares do not contain any specific redemption provisions.

  (vi)
  The Articles contain no specific sinking fund provisions.

  (vii)
  Valentia has the power to make calls on any shares that are not fully paid up.

  (viii)
  The right to transfer shares is not restricted in any way.

  (d) Shareholders' Rights

          The rights of shareholders may be varied with the consent in writing of the holders of three-fourths of the issued shares of a class. In addition, rights may be varied by special resolution passed at a class meeting of the holders of the shares of a specific class where the meeting is attended by at least two persons holding or representing by proxy at least one-fifth in nominal value of the issued shares of the class.

          The members, in accordance with our Articles of Association and Irish company law, may also requisition extraordinary General Meetings. Notice of an Annual General Meeting (or any special resolution) must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, with not less than 7 clear days notice.

  (e) Meetings

          At least 21 days notice in writing is required for an annual general meeting and at least seven days notice is required for an extraordinary general meeting. A proxy may attend and vote on behalf of a shareholder.

  (f) Right to be a shareholder

          There are no specific limitations in the Articles on the rights of foreign or non-resident shareholders to own shares in Valentia.

  (g) Change in Control of Valentia

          There are no specific limitations in the Articles relating to a change of control of Valentia.

  (h) Disclosure

          There are no thresholds for disclosure of ownership set out in the Articles. However, under Irish law, the Company can require parties to disclose their interests in shares.

  (i) Capital Alteration Conditions

          Not applicable.

Memorandum of Association and Articles of Association of eircom Limited

  (a)
  eircom Limited was incorporated in Ireland as Bord Telecom Eireann on 15 December 1983. It was incorporated as a limited company by the Irish government under the Companies Acts, 1963 to 1983. On 20 December 1996, it was re-registered as a public limited company. On 6 September 1999, Bord Telecom Eireann public limited company was re-named eircom public limited company. On 26 February 2002, the company was re-registered as a private company with limited liability named eircom limited. It is governed by the Companies Acts, 1963 to 2003 (the Acts). The registered number of the Company is 98789.

    The principal object of eircom is to provide communication services and other services including Internet, multimedia, interactive, e-commerce services or activities, systems supply and integration, broadband, software development and distribution, consultancy and broadcasting.

  (b) Directors

  (i)
  Questions at a directors meeting are decided by a majority of votes. All directors are entitled to vote at meetings. If a director is materially interested in a Company contract, he must disclose this interest to the other directors after which he will then have normal voting rights and will be counted in the quorum.

  (ii)
  Unless it has specifically been fixed otherwise, a quorum of two directors is required for each meeting and eircom requires no different quorum for matters concerning compensation for directors or members of their family

  (iii)
  The Articles of Association (the Articles) permit the directors to exercise the borrowing powers of eircom and contain no restrictions on such borrowing powers.

  (iv)
  There is no age requirement for directors.

  (v)
  There is no requirement of directors that they hold shares in eircom.

  (c) Shares

  (i)
  The share capital of eircom is €750,000,000 divided into 3,000,000,000 ordinary shares of €0.25 each. Subject to the provisions of the Acts, eircom may by ordinary resolution of the shareholder(s) declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors. Interim dividends may be paid if it appears to the directors that they are justified with respect to profits eircom has available for distribution.

  (ii)
  Every shareholder present at a meeting and every proxy shall have one vote, on a show of hands basis. Any member present in person or by proxy at the meeting and the chairman can demand a poll. If a poll is called, every member shall have one vote for each share.

  (iii)
  As an ordinary shareholder, there is no specific right to a share in eircom profits and the directors are entitled to capitalise the profits.

  (iv)
  On the winding-up of eircom, the liquidator may with the sanction of an extraordinary general meeting divide among the members of eircom the whole or any part of eircom assets and may, for that purpose, value any assets and, as he deems fair upon any property to be divided as aforesaid, may determine how the division shall be carried out as between the members or different classes of members.

  (v)
  The Company has power to issue redeemable shares. The ordinary shares do not contain any specific redemption provisions.

  (vi)
  The Articles contain no specific sinking fund provisions.

  (vii)
  The Company has the power to make calls on any shares that are not fully paid up.

  (viii)
  The Directors may, in their absolute discretion, decline to register any transfer of any share, whether or not it is a fully paid share for the purpose of maintaining the private limited Company status of eircom provided that the directors may not refuse to register the transfer of a share or shares in eircom resulting from the enforcement of any legal or equitable charge, mortgage or pledge over the shares of eircom. The directors may also decline to register a share transfer unless where the instrument of transfer is accompanied by the relevant share certificate, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer, and the instrument of transfer is in respect of one class of share only.

  (d) Shareholders' Rights

          The rights of shareholders may be varied with the consent in writing of the holders of three-fourths of the issued shares of a class. In addition, rights may be varied by special resolution passed at a class meeting of the holders of the shares of a specific class where the meeting is attended by at least two persons holding or representing by proxy at least one-fifth in nominal value of the issued shares of the class.

          The members, in accordance with our Articles of Association and Irish company law, may also requisition extraordinary General Meetings. Notice of an Annual General Meeting (or any special resolution) must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, with not less than 7 clear days notice.

  (e) Meetings

          At least 21 days notice in writing is required for an annual general meeting and at least seven days notice is required for an extraordinary general meeting. A proxy may attend and vote on behalf of a shareholder.

  (f) Right to be a shareholder

          There are no specific limitations in the Articles on the rights of foreign or non-resident shareholders to own shares in eircom provided that the number of shareholders does not exceed 50.

  (g) Change in Control of eircom

          The number of members of eircom is subject to maximum of 50 and an invitation to the public to subscribe for shares is prohibited. The Directors may, in their absolute discretion, decline to register any transfer of any share, whether or not it is a fully paid share for the purpose of maintaining the private limited Company status of eircom provided that the directors may not refuse to register the transfer of a share or shares in eircom resulting from the enforcement of any legal or equitable charge, mortgage or pledge over the shares of eircom. The directors may also decline to register a share transfer unless where the instrument of transfer is accompanied by the relevant share certificate, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer, and the instrument of transfer is in respect of one class of share only.

  (h) Disclosure

          There are no thresholds for disclosure of ownership set out in the Articles. However, under Irish law, eircom can require parties to disclose their interests in shares.

  (i) Capital Alteration Conditions

          Not applicable.

Memorandum of Association and Articles of Association of eircom Funding

  (a)
  eircom Funding was incorporated in Ireland on 15 July 2002 as a public limited company under the Companies Acts, 1963 to 2001. On 28 July 2003, it was re-registered as eircom Funding, a public unlimited company with a share capital. It is Irish domiciled and is governed by the Companies Acts, 1963 to 2003 (the Acts). The registered number of eircom Funding (eircom Funding) is 359251.

    The principal object of eircom Funding is to carry out the business of financing and re-financing whether on a secured basis or not, the indebtedness or obligations of eircom Funding or any other company within the same group of companies (including, without limitation, financing and re-financing of financial assets).

  (b) Directors

  (i)
  Questions at a directors meeting are decided by a majority of votes. All directors are entitled to vote at meetings. If a director is materially interested in an eircom Funding contract, he must disclose this interest to the other directors after which he will then have normal voting rights and will be counted in the quorum.

  (ii)
  Unless it has specifically been fixed otherwise, a quorum of two directors is required for each meeting and eircom Funding requires no different quorum for matters concerning compensation for directors or members of their family

  (iii)
  The Articles of Association (the Articles) permit the directors to exercise the borrowing powers of eircom Funding and contain no restrictions on such borrowing powers.

  (iv)
  There is no age requirement for directors.

  (v)
  There is no requirement of directors that they hold shares in eircom Funding.

  (c) Shares

  (i)
  The share capital of eircom Funding is €40,000 divided into 40,000 ordinary shares of €1 each. Subject to the provisions of the Acts, eircom Funding may by ordinary resolution of the shareholder(s) declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors. Interim dividends may be paid if it appears to the directors that they are justified with respect to profits eircom Funding has available for distribution.

  (ii)
  Every shareholder present at a meeting and every proxy shall have one vote, on a show of hands basis. Any member present in person or by proxy at the meeting and the chairman can demand a poll.

  (iii)
  As an ordinary shareholder, there is no specific right to a share in the profits of eircom Funding and the directors are entitled to capitalise the profits.

  (iv)
  On the winding-up of eircom Funding, the liquidator may with the sanction of an extraordinary general meeting divide among the members of eircom Funding the whole or any part of the assets of eircom Funding and may, for that purpose, value any assets and, as he deems fair upon any property to be divided as aforesaid, may determine how the division shall be carried out as between the members or different classes of members.

  (v)
  eircom Funding has power to issue redeemable shares. The ordinary shares do not contain any specific redemption provisions.

  (vi)
  The Articles contain no specific sinking fund provisions.

  (vii)
  eircom Funding has the power to make calls on any shares that are not fully paid up.

  (viii)
  The right to transfer shares in eircom Funding is not restricted in any way.

  (d) Shareholders' Rights

          The rights of shareholders may be varied with the consent in writing of the holders of three-fourths of the issued shares of a class. In addition, rights may be varied by special resolution passed at a class meeting of the holders of the shares of a specific class where the meeting is attended by at least two persons holding or representing by proxy at least one-fifth in nominal value of the issued shares of the class.

          The members, in accordance with our Articles of Association and Irish company law, may also requisition extraordinary General Meetings. Notice of an Annual General Meeting (or any special resolution) must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, with not less than 7 clear days notice.

  (e) Meetings

          At least 21 days notice in writing is required for an annual general meeting and at least seven days notice is required for an extraordinary general meeting. A proxy may attend and vote on behalf of a shareholder.

  (f) Right to be a shareholder

          There are no specific limitations in the Articles on the rights of foreign or non-resident shareholders to own shares in eircom Funding.

  (g) Change in Control of eircom Funding

          There are no specific limitations in the Articles relating to a change of control of eircom Funding.

  (h) Disclosure

          There are no thresholds for disclosure of ownership set out in the Articles. However, under Irish law, the Company can require parties to disclose their interests in shares.

  (i) Capital Alteration Conditions

          Not applicable.

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

        We, our directors, the selling shareholders, Hazelview Limited, Herb Hribar and Brian Montague undertook certain selling and dealing restrictions with respect to our ordinary shares for a period following their listing. These restrictions have now lapsed.

        Messrs Scanlon and Conroy undertook to each of the underwriters and the joint sponsors that up to and including 31 December 2005 he would not, without the prior written consent of the joint sponsors, offer, pledge, sell, contract to pledge or sell, issue or grant options, rights or warrants in respect of, or otherwise dispose of or transfer, whether for consideration or not, directly or indirectly, 50% of their then current respective holdings of (a) any of our ordinary shares (or any legal or beneficial interest therein or right in respect thereof) or (b) any of our securities that are substantially similar to our ordinary shares (or any legal or beneficial interest in such securities or right in respect of such securities), including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right (whether conditional or not) to receive, our ordinary shares or any such substantially similar securities, or do anything with the same or substantially the same economic effect as any of the foregoing (including, without limitation, a derivatives transaction), other than (A) to the extent that such action is in respect of our ordinary shares or other securities acquired following Admission to the exchanges or (B) a transfer or disposal of our ordinary shares pursuant to a compromise or arrangement between us and our creditors and/or members or any class of them which is agreed by the creditors and/or members (as the case may be) and sanctioned by the court under sections 425 to 427A of the Companies Act 1985 or (C) a transfer of any of our ordinary shares (or interest in any Ordinary Shares) to any connected persons or (D) the acceptance of a takeover offer (as defined in section 428 of the Companies Act 1985) or the provision of an irrevocable undertaking to accept such an offer.

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

        In addition, the Senior Credit Facility require Valentia Telecommunications and its consolidated subsidiaries to maintain specified financial ratios: (i) for consolidated net total borrowings to consolidated adjusted EBITDA of 4.00 : 1 for 30 June 2004 and progressing in a non-linear manner to 3.25 : 1 for 31 December 2008, (ii) for consolidated adjusted EBITDA to consolidated net interest payable of 3.25 : 1 for 30 June 2004 and progress in a non-linear manner to 4.25 : 1 for 31 December 2008, and (iii) senior borrowings to consolidated adjusted EBITDA of 3.50 : 1 for 30 June 2004 and progressing in a non-linear manner to 2.75 : 1 for 31 December 2008. The Senior Credit Facility also requires Valentia Telecommunications to ensure that guarantors constitute at least 80% of total net assets, turnover, and consolidated adjusted EBITDA of Valentia Telecommunications and its subsidiaries (excluding eircom Funding, eircom Funding (Holdings) Limited, Lercie Limited and the

ESOT). As at 31 March 2005 the financial ratios were: (i) for consolidated net total borrowings to consolidated adjusted EBITDA of 3.75 : 1 (ii) for consolidated adjusted EBITDA to consolidated net interest payable of 4.00 : 1 and (iii) senior borrowings to consolidated adjusted EBITDA of 3.40 : 1. The Senior Credit Facility also requires the borrower to observe certain customary covenants, including, but not limited to, covenants relating to: (i) compliance with laws, including environmental laws, and licences, (ii) hedging arrangements, (iii) intellectual property, (iv) maintenance of licences, authorisations and consents, (v) pension schemes, (vi) provision of and access to financial information, (vii) pari passu ranking of obligations, (viii) insurance, (ix) notification of default; and (x) ownership of the obligors.

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

        Details of all existing interest rate and currency swaps entered into are set out below:

Interest Rate Swaps

	Date	Counterparty	Amount €	Maturity years	Fixing period	Contract rate	Annual equivalent	Maturity date
1	1 April 2004	Citibank	100,000,000	3	Quarterly	2.6325%	2.6586%	1 April 2007
2	1 April 2004	Morgan Stanley	100,000,000	3	Quarterly	2.6350%	2.6612%	1 April 2007
3	1 April 2004	Deutsche Bank	100,000,000	3	Quarterly	2.6350%	2.6612%	1 April 2007
4	1 April 2004	Ulster Bank	100,000,000	3	Quarterly	2.6240%	2.6499%	1 April 2007
5	1 April 2004	Fleet Bank	100,000,000	3	Quarterly	2.6325%	2.6586%	1 April 2007
			500,000,000

Currency Swaps

	Effective date	Counter- Party	USD Amount	Length years	Payment dates	Initial USD/ euro rate	All-in rate	Initial & final exchange	Termination date
1	7 Aug 2003	Bank of Ireland	40,000,000	10	Semi-annual	1.1131	7.7525%	Yes	15 Aug 2013
2	7 Aug 2003	Fleet Bank	50,000,000	10	Semi-annual	1.1131	7.7825%	Yes	15 Aug 2013
3	7 Aug 2003	Deutsche Bank	65,000,000	10	Semi-annual	1.1131	7.7825%	Yes	15 Aug 2013
4	7 Aug 2003	Ulster Bank	70,000,000	10	Semi-annual	1.1131	7.7625%	Yes	15 Aug 2013
5	7 Aug 2003	Deutsche Bank	25,000,000	10	Semi-annual	1.1131	7.7625%	Yes	15 Aug 2013
			250,000,000

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

Amended Senior Note Indenture and Senior Subordinated Note Indenture

        On 22 January 2004 and supplementally on 13 February 2004, Valentia Telecommunications and eircom Funding solicited consents from the holders of the Senior Notes and the Senior Subordinated Notes to proposed amendments to the Senior Notes and Senior Subordinated Notes Indentures (the "Indentures") primarily to provide greater flexibility for Valentia Telecommunications to pay dividends or make other payments to eircom Group in order to fund the payment of dividends by eircom Group to the holders of Ordinary Shares, Preference Shares or other shares of eircom Group in the event of an Initial Public Offering of the equity securities of eircom Group. The amendments became effective upon the execution of supplemental indentures on 24 March 2004.

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

        Under the terms of the amended indentures for the Senior Notes and the Senior Subordinated Notes, Valentia Telecommunications is not permitted to pay a dividend or make another payment to the Group under the new test set out above if the previous Senior Credit Facility has not been repaid and/or refinanced on terms whereby upon the attainment of a corporate rating for Valentia Telecommunications or eircom Group of "Baa3" (or the equivalent) or higher from Moody's Investor Service, Inc. and a rating of "BBB-" (or the equivalent) or higher from Standard and Poor's Rating Services substantially all of the principal amount of indebtedness outstanding thereunder shall be on an unsecured basis. The directors were satisfied that the Senior Credit Facility is on these terms and satisfy this condition.

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

C.    EXCHANGE CONTROLS

        There are currently no UK or Irish laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK or non-Irish residents or to US holders of our securities except as otherwise set forth below in "Taxation". There are no limitations under our articles of association restricting voting or shareholding.

D.    TAXATION CONSIDERATIONS

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

Foreign Tax Credit

        A U.S. Holder may, subject to certain limitations, be eligible to claim a credit or deduction in respect of any taxes that are withheld at the appropriate rate from payments on the Notes for purposes of computing its U.S. federal income tax liability. The rules relating to foreign tax credits are complex and we urge U.S. Holders to consult their own tax advisers with regard to the availability of foreign tax credits and the application of the foreign tax credit rules to their particular situation. Interest income attributable to the Notes generally will be treated as "passive income" or, in the case of certain U.S. Holders, "financial services income", in either case from sources outside the United States. Recent legislation has eliminated the financial services income basket for tax years beginning after 31 December 2006. Any foreign currency exchange gain or loss attributable to the Notes generally will be treated as realised from U.S. sources.

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

  •
  an appropriate form of declaration of non-Irish residence is provided to the paying agent by or on behalf of the person who is the beneficial owner of the Notes and who is beneficially entitled to the interest (or, where the provisions of Irish tax legislation deem the interest to be that of some other person, by that person); or

  •
  the Notes, and related coupons are held in a recognised clearing system such as Euroclear, Clearstream or DTC; or

  •
  the Issuer is a qualifying company for the purposes of Section 110 of the Taxes Consolidation Act, 1997, and the interest is paid by the Issuer to a person (1) who is tax resident in a Member State of the European Union under the law of that Member State, or in a territory with which Ireland has a double tax treaty under the law of that territory, (2) is not resident in Ireland, and (3) where the person is a company, it does not have an Irish branch or agency with which the interest is connected; or

  •
  the interest is paid in the ordinary course of business of the Issuer and the holder is an "excluded company". An "excluded company" for these purposes is a company which is tax resident in a Member State of the European Union under the law of that Member State, or in a territory with which Ireland has a double tax treaty under the law of that territory, is not tax resident in Ireland, and does not have an Irish branch or agency with which the interest is connected; or

  •
  the holder is resident in a jurisdiction which has concluded a tax treaty with Ireland which provides that Irish tax shall not be charged on Irish source interest paid to such a resident and the holder is entitled to the benefit of that exemption from Irish tax and has made all the requisite filings with the appropriate authorities to obtain relief under that treaty in advance of any interest payment and the Irish Revenue Commissioners have accordingly authorised the Issuer to pay gross.

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

Capital Acquisitions Tax

        A gift or inheritance consisting of any of the Notes will generally be within the charge to Irish capital acquisitions tax if either (1) the disponer or the Donee/Successor in relation to the gift or inheritance is resident or ordinarily resident in Ireland (or in certain circumstances, if the disponer is domiciled in Ireland irrespective of his residence or that of the donee/Successor) on the relevant date or (2) if the Notes are Irish situated property. It is expected that the Notes for so long as they remain in bearer form, would not be Irish situated property unless they are physically located in Ireland or, if registered, there is a register of such Notes maintained in Ireland.

European Union Savings Tax Directive

        On 3 June 2003 the Council of the European Union, or Ecofin, approved a directive regarding the taxation of interest income. By provisions implementing the directive each EU Member State must require paying agents (within the meaning of the directive) established within its territory to provide to the competent authority of this state details of the payment of interest made to any individual resident in another EU Member State as the beneficial owner of the interest. The competent authority of the EU Member State of the paying agent (within the meaning of the directive) is then required to communicate this information to the competent authority of the EU Member State of which the beneficial owner of the interest is a resident. This directive was due to come into force on 1 January 2005.

        On 19 July 2004 the EU Council decided to postpone the date of application of the Savings Directive by 6 months to 1 July 2005. This decision was published in the Official Journal of the EU on 4 August 2004.

        For a transitional period, Austria, Belgium and Luxembourg may refrain from reporting interest payment details, but instead opt to withhold tax from interest payments within the meaning of the directive at a rate of 15% from the revised starting date of 1 July 2005, or 20% as from 1 July 2008 and 35% from 1 July 2011. The decision to postpone the date of application of the Savings Directive by six months also influenced the timing of the transitional arrangements which were initially due to start on 1 January 2005.

        It had previously been agreed that the member states would apply the respective provisions as from 1 January 2005 provided that (1) Switzerland, Liechtenstein, San Marino, Monaco and Andorra apply from that same date measures equivalent to those contained in the directive, in accordance with agreements entered into by them with the European Community and (2) also all the relevant dependent or associated territories (the Channel Islands, the Isle of Man and the dependent or associated territories in the Caribbean) apply from that same date automatic exchange of information or, during the transitional period described above, apply a withholding tax in the described manner. It would appear that following negotiations between the EU and the above mentioned countries that they have now agreed to put in place the necessary measures to enable the Savings Directive to proceed on 1 July 2005. These countries will impose a withholding tax on interest paid to EU residents at the same rate as Austria, Belgium and Luxembourg and will hand over 75 percent of these revenues to the EU Member State of the EU resident in question. All issues with the dependent and associated territories of the Netherlands and the UK would appear to have been resolved.

        Holders who are individuals should note that the Issuer will not pay Additional Amounts in respect of any withholding tax imposed as a result of this EU directive.

Valentia, eircom Funding and eircom Group

        If any of Valentia, eircom Funding and eircom Group cease to be Irish tax resident, that company would be subject to Irish corporation tax on the excess of the value of its chargeable assets (including shares of subsidiaries held by the company) over its tax basis in those assets, in each case determined on the date the company ceases to be Irish resident. Furthermore, in the case of Valentia, interest on its indebtedness would not be deductible for Irish income tax purposes against the taxable income of eircom and the other members of eircom's tax group. If Valentia, eircom Funding or eircom Group was tax resident in the United Kingdom, the income and gains realised by that company generally would be subject to U.K. corporation tax. So long as central management and control of each company, and in the case of eircom Group effective management takes place in Ireland, however, each company should be regarded as a tax resident of Ireland by both the Irish Revenue and the U.K. Inland Revenue.

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

United Kingdom Taxation

        The following is a general description of certain UK tax consequences for a Holder of Notes who, for UK tax purposes, is neither a UK resident or ordinarily resident person nor a non-UK resident person holding Notes attributable to a trade, profession or vocation carried on in the UK, based on current law and practice in the UK. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective holders who may be resident, ordinarily resident or carry on a trade, profession or vocation in the UK, or who may be unsure as to their UK tax position, should seek their own professional advice.

Information reporting requirements

        Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual (whether resident in the UK or elsewhere) may be required to provide information in relation to the payment and the individual concerned to the HM Revenue and Customs. Interest for this purpose includes any amount to which a person holding a relevant discounted security is entitled on redemption of that security. The HM Revenue and Customs may communicate this information to the tax authorities of other jurisdictions.

Guarantee Payments by eircom Group

        Although the position is not clear, the better view, based on a consideration of the reported cases, is that a payment by eircom Group in respect of interest owed by eircom Funding under the Subordinated Holdings Guarantee will not be regarded as having a United Kingdom source for United Kingdom tax purposes. On that basis, no requirement to deduct or withhold on account of United Kingdom income tax in respect of such payment would apply to eircom Group or any paying agent acting in his capacity as such. The existing case law authority is, however, equivocal and there remains some risk that such payments could be treated as having a United Kingdom source in which case, subject to any relief under an applicable double tax treaty or any applicable exemption, there might be a requirement on such persons to deduct or withhold United Kingdom income tax from such payments.

European Union Savings Tax Directive

        Holders are specifically referred to the disclosure in respect of the European Union Savings Tax Directive in the section discussing Irish Taxation above.

        WE URGE HOLDERS OF NOTES TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS FOR THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY UK TAX LAWS OR NON-UK TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

E.    DOCUMENTS ON DISPLAY

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

  Currency sensitivity

        We conduct our business primarily in Ireland and, therefore, our operating and investing cash flows are substantially denominated in euro. As of 31 March 2005 and 31 March 2004, approximately 100% of our net assets were denominated in euro other than the Senior Subordinated Notes as discussed below. Limited foreign exchange risk arises in relation to some of our capital expenditure, as well as foreign exchange settlements with international third party telecommunications carriers.

        Following completion of the offering of notes, we had $250 million in Senior Subordinated Notes that are denominated in dollars at 31 March 2005 and 31 March 2004. We have hedged all of our payment obligations under the dollar denominated Senior Subordinated Notes into euro, thereby eliminating this foreign currency exposure.

  Qualitative information about market risk

        Treasury operating parameters and policies are established under formal authority. Treasury policy covers the areas of funding, currency and interest rate risk, counterparty risk and controls. The risk of counterparty default is controlled by restricting our dealings to entities which satisfy minimum credit rating criteria and by limiting the amount of credit exposure to any one entity. We consider the likelihood of significant counterparty failure to be remote. We use financial instruments, including fixed and variable rate debt and forward foreign exchange contracts, to finance operations, for capital spending programmes and for general corporate purposes. Financial instruments, including derivative instruments, are used to hedge exposure to interest rate and foreign currency risks. We do not use derivative instruments for trading purposes.

        We regard interest rate changes as our most significant market risk exposure. We manage this exposure to achieve an appropriate balance of fixed and variable rate funding. This is achieved through the mix of borrowings and the use of interest rate swap agreements. As of 31 March 2005, the proportion of our total borrowings that were at fixed interest rates was 68%. We expect to continue to maintain a minimum of 50% of our underlying debt at fixed interest rates.

        The fair value of our interest rate swap agreements as of 31 March 2005 and 31 March 2004 was (€2) million and €nil. The weighted average interest rate on our total borrowings as of 31 March 2005 and 31 March 2004 was 5.6%.

        As at 31 March 2005 and 31 March 2004, following completion of the offering of notes, we have $250 million in Senior Subordinated Notes that are denominated in dollars. We have hedged all of our payment obligations under the dollar denominated Senior Subordinated Notes into euro, thereby eliminating this foreign currency exposure. The fair value of our currency swap arrangements as of 31 March 2005 and 31 March 2004 was (€55) million and (€26) million respectively.

ITEM 12
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        This item is not applicable.

PART II

ITEM 13
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

        There were no material modifications to the rights of security holders in the financial year ended 31 March 2005.

        For a description of the modifications of the rights of holders of the senior notes and senior subordinated notes in the financial year ended 31 March 2004, please refer to Item 10B "Additional Information—Material Contracts—Amended Senior Note Indenture and Senior Subordinated Note Indenture".

        We have not withdrawn or substituted a material amount of the assets securing any class of our securities.

        There has been no change in the trustees or paying agents for any of our securities during the financial year ending 31 March 2005.

ITEM 15
CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        We performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive and Finance Director, of the effectiveness and design and operation of our disclosure controls and procedures as at 31 March 2005. Based upon that evaluation, the Chief Executive and Finance Director concluded that our disclosure controls and procedures are effective in ensuring that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarised and reported in a timely manner. Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.

        For details of the Audit Committee and the Disclosure Committee, please see Item 6C "Directors, Senior Management and Employees—Corporate Governance and Board Practices".

Change in Internal Controls

        There has been no change in our internal control over financial reporting during our fiscal year ended 31 March 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

        We have not made any amendments to our code of ethics during the financial year ended 31 March 2005 and have not granted any waivers therefrom.

ITEM 16C
PRINCIPAL ACCOUNTANTS FEES AND SERVICES

(a) Audit Fees

        Fees paid to PricewaterhouseCoopers for the audit of the annual consolidated financial statements included in our Annual Report on Form 20-F were €0.932 million and €0.930 million for the financial years ended 31 March 2005 and 31 March 2004 respectively. Details of the aggregate fees billed for each of the last two financial years for professional services rendered by the independent auditors, PricewaterhouseCoopers, for the audit of the Group's annual financial statements are set out in note 3 of the consolidated financial statements of eircom Group contained in "Item 18—Financial Statements".

(b) Other Audit-Related Fees

        Audit related fees paid to PricewaterhouseCoopers were €2.785 million and €4.870 million for the financial years ended 31 March 2005 and 2004 respectively.

(c) Tax Fees

        Fees paid to PricewaterhouseCoopers associated with tax compliance and tax consultation were €0.06 million and €0.144 million for the financial years ended 31 March 2005 and 2004 respectively.

(d) All Other Fees

        Other fees paid to PricewaterhouseCoopers were €0.342 million and €3.958 million in the financial years ended 31 March 2005 and 2004 respectively.

        Details of the aggregate fees billed for each of the last three financial years for professional services rendered by the independent auditors, PricewaterhouseCoopers, for the audit of the Group's annual financial statements are set out in note 3 to the consolidated financial statements of eircom Group contained in Item 18 "Financial Statements".

        The audit committee's pre-approval policies and procedures are included in Item 6C "Directors, Senior Management and Employees—Corporate Governance and Board Practices—Audit Committee".

        The audit committee approved one hundred percent (100%) of the services provided to the Company and its subsidiaries described in Items 16C (b) through (d) above.

ITEM 16D
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        This item is not applicable.

ITEM 16E
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        This item is not applicable.

PART III

ITEM 17
FINANCIAL STATEMENTS

        The registrant has responded to Item 18 "Financial Statements" in lieu of this Item.

ITEM 18
FINANCIAL STATEMENTS

        See Item 8 "Financial Information" and our financial statements beginning on page F-1 of this annual report.

ITEM 19
EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of eircom Group plc (incorporated herein by reference to Exhibit 4.1 to the eircom Group plc, eircom Funding, Valentia Telecommunications and eircom Limited annual report on Form 20-F filed on July 28 2004).
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
2.3
Supplemental Indenture, dated as of 24 March 2004, among Valentia Telecommunications, eircom Limited and The Bank of New York, as trustee, amending the Senior Indenture, dated as of 7 August 2003, relating to the €550,000,000 7.25% senior notes due 2013 (the Senior Indenture is incorporated herein by reference to Exhibit 4.3 to Valentia Telecommunications' Registration Statement of Form F-4 filed on 29 October 2003).
2.4
Supplemental Indenture dated as of 24 March 2004 among eircom Funding, Valentia Telecommunications, eircom Limited and eircom Group plc and The Bank of New York, as trustee, amending the Senior Subordinated Indenture, dated as of 7 August 2003, relating to the €285,000,000 8.25% senior subordinated notes due 2013 and $250,000,000 8.25% senior subordinated notes due 2013 (the Senior Subordinated Indenture is incorporated herein by reference to Exhibit 4.4 to Valentia Telecommunications' Registration Statement on Form F-4 filed on 29 October 2003).
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
4.1
Underwriting Agreement, dated 19 March 2004 with Goldman Sachs International and Morgan Stanley & Co. International Limited as the joint sponsors (the "Joint Sponsors") and Morgan Stanley Securities Limited, Goldman Sachs International, Deutsche Bank AG London and Citigroup Global Markets U.K. Equity Limited as joint bookrunners and BNP Paribas, Davy, Goodbody Stockbrokers, Merrill Lynch International and Merrion Stockbrokers Limited as co-lead managers (incorporated herein by reference to Exhibit 4.1 to the eircom Group plc, eircom Funding, Valentia Telecommunications and eircom Limited annual report on Form 20-F filed on July 28 2004).
4.2
Secured Senior Facility Agreement, dated 18 March 2004, between, amongst others, Valentia Telecommunications as original Borrower and original Guarantor, Deutsche Bank AG London, Citigroup Global Markets Limited, Goldman Sachs International and Morgan Stanley Bank. (incorporated herein by reference to Exhibit 4.2 to the eircom Group plc, eircom Funding, Valentia Telecommunications and eircom Limited annual report on Form 20-F filed on July 28 2004).
4.3
Intercreditor Deed, dated 18 March 2004, between, amongst others, Valentia Telecommunications, eircom Funding, and certain subsidiaries of Valentia Telecommunications; senior creditors; hedging banks; Bayerische Landesbank; eircom Group plc; and Deutsche Bank AG London (incorporated herein by reference to Exhibit 4.3 to the eircom Group plc, eircom Funding, Valentia Telecommunications and eircom Limited annual report on Form 20-F filed on July 28 2004).
8.1	List of subsidiaries of eircom Group plc.
11.1
Code of Business Conduct and Ethics for eircom Group plc. (incorporated herein by reference to Exhibit 11.1 to the eircom Group plc, eircom Funding, Valentia Telecommunications and eircom Limited annual report on Form 20-F filed on July 28 2004.
12.1	Chief Executive Officer certification, dated 27 June 2005, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Chief Financial Officer certification, dated 27 June 2005, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Chief Executive Officer certification, dated 27 June 2005, pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
12.4	Chief Financial Officer certification, dated 27 June 2005, pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

        The registrant and additional registrants hereby certify that they meet all the requirements for filing on Form 20-F and have duly caused and authorised the undersigned to sign this annual report on its behalf.

Registrant: eircom Group plc
By:	/s/

	Name: Philip Nolan Title: CEO	Peter E. Lynch CFO
Additional Registrant: eircom Funding
By:	/s/

	Name: Philip Nolan Title: CEO	Peter E. Lynch CFO
Additional Registrant: Valentia Telecommunications
By:	/s/

	Name: Philip Nolan Title: CEO	Peter E. Lynch CFO
Additional Registrant: eircom Limited
By:	/s/

	Name: Philip Nolan Title: CEO	Peter E. Lynch CFO

Date:    30 June, 2005

GLOSSARY OF TECHNICAL TERMS

"ADSL" or "Asymmetric Digital Subscriber Line"	a DSL technology that provides for greater downstream transmission of data from the server to the client, compared with the opposite direction
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
"Frame relay"	frame relay is a high-speed open protocol that is more efficient than packet switching and is particularly suited to data-intensive applications such as connecting local area networks
"FRIACO" or "Flat Rate Internet Access Call Origination"	an un-metered interconnection service that provides capacity from originating customers to the point of connection of an operator
"Gbit/s"	gigabits per second
"GSM"	global system for mobile communications
"Interconnect"	the connection of one telecom operator's network to another or of a piece of telephone equipment to the telephone network

"Interconnection charge"	the charge levied for interconnection
"Internet"	a public network based on a common communication protocol which supports communication through the world wide web
"IP" or "internet protocol"	the communications standard that defines the unit of information passed between computer systems that provides a basic packet delivery service
"ISDN" or "integrated services digital network"	an international standard which enables high speed simultaneous transmission of voice and/or data over an existing public network. An ISDN line consists of between 16 and 30 access channels.
"ISP" or "internet service provider"	a company providing Internet access
"kbit/s"	Kilobits per second
"LAN" or "local area network"	a short distance data network used to link together computers through a main control centre, enabling access to a centralised database
"LLU"	local loop unbundling
"Managed Internet"	a service that provides a Business IP+ customer with an Internet connection directly from their IP network and allows all sites on the customer's network to access this gateway to the Internet
"Managed-site payphone"	a public payphone for which the operator provides installation, maintenance and cash collection services, as well as owning the telephone line and setting the tariffs
"Mast access"	a procedure for safe working on masts, antennas, feeders and channel combining equipment
"Mbit/s"	Megabits per second
"MVNOs"	Mobile virtual network operators
"Narrowband"	A network or circuit capacity of less than 64bit/s
"Next Generation Network"	a network characterised by high standards both in terms of network protection and traffic restoration, through which an operator is able to provide innovative services to its customers
"Number portability"	the ability of a customer to transfer from one telecom operator to another and retain the original number
"Packet switching"
the process of routing and transferring data by means of addressed packets, so that a channel is occupied during the transmission of the packet only, and upon completion of the transmission, the channel is made available for the transfer of other traffic
"Partial private circuits"	a service consisting of the provision of capacity from a customer's premises to an operator's point of connection, whereby the operator's network will be physically and logically linked to our network
"PCM" or "pulse-code modulation"	modulation in which a signal is sampled, and the magnitude (with respect to a fixed reference) of each sample is quantised and digitised for transmission over a common transmission medium

"PDH" or "plesiochronous digital hierarchy"	the DS1/DS2/DS3 (digital signal) family of signals which were developed as an asynchronous multiplexed hierarchy for transmission systems
"PSTN" or "public switched telephone network"	a domestic telecommunications network usually accessed by telephones, key telephone systems, private branch exchange trunks and data arrangements. A PSTN line consists of a single access channel
"Rate-adaptive ADSL"	a flexible version of DSL that can be used to reach customers at distances beyond the reach of fixed-rate ADSL on a given line
"Remote access service"	a service that allows the customer to dial into the customer's network via the Internet
"RIO"	Reference Interconnect Offer
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
"Virtual private network"	a switched network with special services such as abbreviated dialling
"VoIP"	Voice over IP services
"Wi-Fi"	wireless fidelity a high frequency wireless local area network technology
"WLR"	Wholesale Line Rental
"3G"	third generation mobile

eircom Group plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of eircom Group plc:

        We have audited the accompanying consolidated balance sheets of eircom Group plc and its subsidiaries as of 31 March 2004 and 31 March 2005 and the related consolidated profit and loss accounts, consolidated cash flow statements and reconciliation of movements in consolidated shareholders' funds for each of the three years in the period ended 31 March 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eircom Group plc and its subsidiaries at 31 March 2004 and 31 March 2005, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2005, in conformity with accounting principles generally accepted in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

PricewaterhouseCoopers
Dublin, Ireland
28 June 2005

eircom Group plc

Consolidated Profit and Loss Account
For the Year Ended 31 March 2005

	Notes	2003 €'m	2004 €'m	2005 €'m
Turnover	2	1,682	1,628	1,602
Cost of sales		(499)	(410)	(378)

Gross profit		1,183	1,218	1,224

Operating costs before exceptional operating (charges)/credits, depreciation and goodwill amortised	3	(648)	(632)	(696)
Exceptional operating (charges)/credits	3, 4	(13)	(24)	4
Depreciation (net)	3, 11	(399)	(368)	(316)
Exceptional fixed asset impairment	3, 11	—	(38)	—
Goodwill amortised on subsidiary undertakings	3, 10	(38)	(38)	(38)

Total operating costs	3	(1,098)	(1,100)	(1,046)

Group operating profit		85	118	178
Group's share of operating profits of associated undertakings		—	—	1

Total operating profit		85	118	179
Exceptional gain on the disposal of fixed assets		2	—	—
Exceptional gain on the exit from subsidiaries		1	1	—

Profit on ordinary activities before interest and taxation		88	119	179
Interest payable and similar charges (net)	5	(134)	(157)	(128)
Exceptional interest payable and similar charges	6	—	(51)	1

(Loss)/profit on ordinary activities before taxation		(46)	(89)	52
Tax credit/(charge) on (loss)/profit on ordinary activities	7	6	(14)	(20)

(Loss)/profit on ordinary activities after taxation		(40)	(103)	32
Dividend paid and proposed (including dividends and other appropriations in respect of non-equity shares)	8	(22)	(428)	(103)

Loss for the financial year	22	(62)	(531)	(71)

		€	€	€
(Loss)/earnings per 10 cent ordinary share
—Basic and diluted	9	(0.12)	(0.24)	0.02

All of the group's activities are continuing.

The accompanying notes form an integral part of these consolidated financial statements.

eircom Group plc

Consolidated Balance Sheet
As at 31 March 2005

	Notes	2004 €'m	2005 €'m
Fixed assets
Intangible assets	10	669	633
Tangible assets	11	2,140	2,029
Investments in associates	12	—	1

		2,809	2,663

Current assets
Stocks	13	10	11
Debtors: amounts falling due within one year	14	307	298
Debtors: amounts falling due after more than one year	14	177	162
Restricted cash at bank and in hand	15	70	1
Cash at bank and in hand		352	388

		916	860
Creditors: Amounts falling due within one year	16	661	663

Net current assets		255	197

Total assets less current liabilities		3,064	2,860

Creditors: Amounts falling due after more than one year	16	2,273	2,210
Provisions for liabilities and charges	19	242	238

		2,515	2,448

Net assets		549	412

Capital and reserves
Called up share capital
—Equity share capital	21	74	75
—Non-equity share capital	21	122	86
Reserves
—Share premium account	22	247	218
—Revaluation reserve	22	91	87
—Capital redemption reserve	22	33	35
—Group merger reserve	22	180	180
—Other reserves	22	8	8
—Profit and loss account	22	(206)	(277)

Total shareholders' funds (including non-equity interests)		549	412

Shareholders' funds are split as follows:
Equity shareholders' funds		306	252
Non-equity shareholders' funds		243	160

		549	412

The accompanying notes form an integral part of these consolidated financial statements.

eircom Group plc

Consolidated Cash Flow Statement

For the Year Ended 31 March 2005

	Notes	2003 €'m	2004 €'m	2005 €'m
Net cash inflow from operating activities	24(a)	497	490	524
Returns on investments and servicing of finance	24(b)	(140)	(278)	(173)
Taxation	24(c)	4	(14)	(55)
Capital expenditure and financial investment	24(d)	(239)	(227)	(122)
Acquisitions and disposals	24(e)	185	(1)	—
Dividends paid to equity shareholders		—	(400)	(37)

Cash inflow/(outflow) before use of liquid resources and financing		307	(430)	137
Financing	24(f)	(182)	342	(100)

Increase/(decrease) in net cash		125	(88)	37

Reconciliation of Net Cash Flow to Decrease/(Increase) in Net Debt

	Notes		2003 €'m	2004 €'m	2005 €'m
Increase/(decrease) in cash in the financial year			125	(88)	37
Cash flow from decrease/(increase) in loans and other debt			182	(80)	—

Decrease/(increase) in net debt	24(g	)	307	(168)	37

The accompanying notes form an integral part of these consolidated financial statements.

eircom Group plc

Consolidated Statement of Total Recognised Gains and Losses

For the Year Ended 31 March 2005

	2003 €'m	2004 €'m	2005 €'m
(Loss)/profit on ordinary activities after taxation	(40)	(103)	32
Unrealised surplus on revaluation of properties	7	87	—

Total recognised (losses)/gains for the year	(33)	(16)	32

Note of Consolidated Historical Cost Profits and Losses

        The reported profit on ordinary activities before tax is €52 million (2004: loss of €89 million, 2003: loss of €46 million).

        If account was taken of the impact of assets carried at valuation, this profit would be increased by €4 million (2004: decrease loss by €3 million, 2003: no material difference), to produce a historical cost profit on ordinary activities before tax of €56 million (2004: loss of €86 million, 2003: loss of €46 million). The historical cost loss absorbed after taxation and dividends would be €67 million (2004: loss absorbed of €528 million, 2003: loss absorbed of €62 million).

The accompanying notes form an integral part of these consolidated financial statements.

eircom Group plc

Reconciliation of Movements in Consolidated Shareholders' Funds

	2003 €'m	2004 €'m	2005 €'m
(Loss)/profit on ordinary activities after taxation	(40)	(103)	32
Dividends and appropriations	(22)	(428)	(103)

Loss for the financial year	(62)	(531)	(71)
Share capital issued
—Equity	—	20	—
—Non-equity	—	33	—
Share premium on share capital issued (gross)	—	317	2
Expenses paid and payable in respect of shares issued (net)	—	(66)	1
Redemption of preference shares	—	(76)	(69)
Other reserves created in respect of share option schemes	—	8	—
Revaluation surplus	7	87	—

Net reduction in total shareholders' funds	(55)	(208)	(137)
Total shareholders' funds at beginning of year	812	757	549

Total shareholders' funds at end of year	757	549	412

Shareholders' funds are split as follows:
Equity shareholders' funds	505	306	252
Non-equity shareholders' funds	252	243	160

	757	549	412

The accompanying notes form an integral part of these consolidated financial statements.

eircom Group plc

Notes to the Consolidated Financial Statements

1.     Accounting Policies and Estimation Techniques

  (a) Basis of Accounting and Reporting Currency

        The financial statements are prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, in accordance with the Companies Act 1985 and applicable accounting standards. The group financial statements consolidate the financial statements of the company and its subsidiary undertakings. The subsidiary undertakings' financial years are all coterminous with those of the company. A summary of the more important group accounting policies is set out below.

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

        Certain amounts in prior years have been reclassified to conform with the current years presentation.

  (b) Basis of Consolidation

        The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, eircom Group plc, and its subsidiary undertakings.

        During the year ended 31 March 2004, eircom Group plc became the ultimate holding company of the group, by acquiring the entire issued share capital of Valentia Telecommunications and its subsidiaries in a share for share exchange. This acquisition has been accounted for in accordance with the principles of merger accounting. Under FRS 6 "Acquisitions and Mergers" merger accounting is permitted to be used provided that the conditions set out in FRS 6 are met, including that merger accounting is not prohibited by the Companies Act. Accordingly, the acquisition of Valentia Telecommunications has been accounted for in accordance with the principles of merger accounting.

        The comparative figures for, and at, the year ended 31 March 2003, are based on the audited consolidated financial statements of Valentia Telecommunications and its subsidiaries.

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

  (c) Intangible Assets

  Goodwill

        The goodwill arising from the purchase of subsidiary undertakings is capitalised and amortised on a straight line basis over its expected useful life. Goodwill represents the excess of the consideration paid for the acquisition of shares in subsidiaries and associated undertakings over the fair value of the separable net assets acquired. The useful lives of goodwill, related to acquired businesses have been determined by reference to the years over which the values of the underlying businesses are expected to exceed the values of their identifiable net assets, and are presumed not to exceed twenty years. The presumption that the useful life of goodwill is twenty years is considered appropriate based on the useful life of the underlying assets and the nature of the business acquired.

  Other Intangible Assets

        Intangible assets purchased are capitalised at cost and amortised over the useful life of the related asset. They consist of purchased monitoring contracts in our residential security systems operation.

  (d) Revenue Recognition

        Turnover comprises the fair value of consideration received in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Turnover is recognised in the period earned by rendering of services or delivery of products. Turnover includes sales by group undertakings but excludes all intercompany sales.

        Turnover from calls is recognised at the time the call is made over the group's networks. Turnover from rentals is recognised evenly over the period to which the charges relate. Turnover from installation and connection activities is recognised in the same period as the related costs. Turnover from equipment sold to third parties is recognised at the point of sale. Turnover arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract. Bundled products (line rentals and calls) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard call rates is normally applied to the traffic element of the bundle.

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

        The group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group's networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

  (e) Cost of Sales

        Costs of sales are mainly settlement fees that the group pays to other authorised operators for traffic that is routed on their networks. Costs of sales also include the cost of equipment sold and commissions paid to third party agents. These commissions relate to sales of eircom products by third parties. Costs are recognised in the same period as the related turnover. This period is based on the term the customer is committed to a contractual service contract. Where customers have no contractual commitment, agents commission and other costs directly attributable to the sale to the customers are recognised as incurred.

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

        Currency swap agreements and forward exchange contracts are used to cover the majority of the group's foreign currency debt position. These are valued at year-end exchange rates and the resulting gains and losses are offset against gains and losses on the translation of the related debt. The interest element of the contracts is reflected in interest payable and similar charges.

        Interest rate swap agreements are used to reduce the effect of interest rate fluctuations. Interest differentials, arising from these agreements, are accrued and reflected in interest payable and similar charges. Gains or losses arising from interest rate swaps which are terminated upon the repayment of the related debt are reflected in interest payable and similar charges. All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding. Accrued finance costs attributable to borrowings are included in accrued charges within current liabilities. Accrued issue costs are netted against the carrying value of borrowings.

  (j) Tangible Fixed Assets

        Tangible fixed assets are stated at historical cost or valuation, less accumulated depreciation. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers' premises and includes contractors' charges, materials and labour and related overheads directly attributable to the cost of construction. Land and buildings, are stated at a valuation, the basis of which is depreciated replacement cost or open market value, as appropriate. Depreciated replacement cost is the gross replacement cost of fixed assets less depreciation based on that cost and on the age of the assets.

  Depreciation

        Depreciation is provided on tangible fixed assets (excluding land), on a straight line basis, so as to write off their historical cost/valuation less residual amounts over their estimated economic lives. A full year's depreciation is charged to the profit and loss account, on tangible fixed assets (excluding land), in the year the asset becomes available for use. The estimated economic lives assigned to tangible assets are as follows:

Estimated Economic Life (Years)
Asset Class
Buildings	40
Network Services
Transmission Equipment
Duct	20
Overhead cable/poles	10-15
Underground cable	14
Exchanges
Exchange line terminations	8
Core hardware/operating software	4
Others	3-7

        The group's policy is to review the remaining economic lives of tangible fixed assets on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated lives of tangible fixed assets.

        Fully depreciated assets are retained in the cost/valuation of tangible fixed assets and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the consolidated profit and loss account.

  Assets in the course of construction

        Assets in the course of construction represent the cost of purchasing, constructing and installing tangible fixed assets ahead of their own productive use. No depreciation is charged on assets in the course of construction.

  (k) Impairment

        The group undertakes a review for impairment of tangible and intangible fixed assets if events, or changes in circumstances, indicate that the carrying amount of the fixed asset may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realisable value and value in use, the fixed asset is written down to its recoverable amount. The value in use of fixed assets is determined from estimated discounted future net cash flows.

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

  (o) Debtors

        Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debts. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made where necessary based on an analysis of balances by age of debtor, payment history, previous losses experienced and general economic conditions.

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

        The group also operates defined contribution pension schemes for certain of its employees and the profit and loss account is charged with the contributions payable by the group.

        The disclosures required under the transitional arrangements of Financial Reporting Standard 17 "Retirement Benefits" for the year ended 31 March 2005 are shown in Note 28.

  (q) Provisions

        A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured, where material, on a discounted basis.

  (r) Onerous Contracts

        In accordance with the requirements of FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", provision is made against the net cash outflow expected to arise from contracts where the unavoidable costs under the contract exceed the economic benefit expected to be received under the contract.

  (s) ESOT

        The eircom Employee Share Ownership Plan consists of two separate trusts, the eircom Employee Share Ownership Trust ("ESOT") and the eircom Approved Profit Sharing Scheme ("APSS"). eircom ESOP Trustee Limited is the corporate trustee for both trusts. eircom Group plc is the registered holder of all issued shares but does not exercise control over eircom ESOP Trustee Limited or have any beneficial interest in the assets of either the ESOT or the APSS. Consequently, the accounts of the trustee have not been, and are not, consolidated in the financial statements.

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

2.     Turnover and Segmental Analysis by Class of Business

        The group provides communications services, principally in Ireland. The group is managed on a unitary basis and has no segments. The group's share of turnover from associates is included in the table below.

	2003 €'m	2004 €'m	2005 €'m
Turnover
Group	1,682	1,628	1,602
Associates	13	15	20

Total turnover	1,695	1,643	1,622

3.     Operating Costs

	2003 €'m	2004 €'m	2005 €'m
Staff costs
Wages and salaries & other staff costs	372	376	367
Social welfare costs	15	14	14
Pension costs	41	41	40

	428	431	421
Staff costs capitalised	(44)	(54)	(58)

Staff costs before restructuring programme costs	384	377	363
Restructuring programme costs (including related pension costs)	—	—	72

Net staff costs included in operating costs	384	377	435
Other operating costs(a)	264	255	261

	648	632	696
Exceptional operating charges/(credits) (including certain staff costs (note 4))	13	24	(4)
Depreciation (net) (note 11)	399	368	316
Exceptional fixed asset impairment (note 11)	—	38	—
Goodwill amortised on subsidiary undertakings (note 10)	38	38	38

Total operating costs	1,098	1,100	1,046

  (a) Other operating costs are stated after charging/(crediting):

	2003 €'000	2004 €'000	2005 €'000
Research costs	154	50	1,048

Hire of plant and machinery	2,891	3,053	3,367

Other operating lease rentals	22,748	22,449	20,096

Net exchange gain on foreign currency borrowings less deposits	(6,238)	(1,134)	(261)

  (b) Services provided by the group's auditor and network firms

        The group obtained the following services from the group's auditor as detailed below:

	2003 €'000	2004 €'000	2005 €'000
Audit services
Statutory audit	575	730	732
Other audit related services (including non-statutory audits)	361	2,985	730
Audit related regulatory reporting	1,421	2,085	2,255

	2,357	5,800	3,717
Further assurance services	1,444	3,958	342
Tax advisory services	966	144	60

	4,767	9,902	4,119

        Included in the table are group audit fees and expenses paid and payable to the group's auditor of €0.73 million (2004: €0.73 million, 2003: €0.575 million), of which €0.14 million (2004: €0.14 million, 2003: €Nil million) was paid in respect of the parent company.

        Also included above are fees paid to the group's auditor in respect of non-statutory audit services of €3.39 million (2004: €9.17 million, 2003: €4.19 million). Total fees paid to PricewaterhouseCoopers, Dublin in respect of services (other than the statutory audit) in the year ended 31 March 2005 were €3.29 million (2004: €7.85 million, 2003: €3.86 million).

        Total services, included in the table for the year ended 31 March 2004, in the amount of €5.6 million have not been included in operating costs as they relate to audit related and other services provided by the auditors in respect of the group's issue of Senior and Senior Subordinated Notes and also acting as reporting accountants in respect of the eircom Group plc Listing on the London and Irish Stock Exchanges. The share issue costs have been charged against share premium and the debt issue costs have been offset against the fair value of the related debt and will be amortised over the life of the related debt. This amount is stated exclusive of irrecoverable VAT of €1.2 million.

  (c) Directors

	2003 €'000	2004 €'000	2005 €'000
Aggregate emoluments	1,841	7,057	4,079
Aggregate gains made on the exercise of share options	—	1,471	—
Company contributions to money purchase schemes	328	2,516	486

	2,169	11,044	4,565

        Four directors (2004: 4, 2003: 1) have retirement benefits accruing under defined contribution (money purchase) schemes. In addition, retirement benefits are accruing to two directors (2004: 2, 2003: 1) under the company's defined benefit pension scheme. One director (2004: 1, 2003: 0) participates in both schemes at 31 March 2005.

  Highest paid director:

	2003 €'000	2004 €'000	2005 €'000
Total amount of emoluments and amounts (excluding shares) receivable under long term incentive scheme	1,306	5,606	1,286
Aggregate gains made on the exercise of share options	—	1,471	—
Company contributions to money purchase schemes	328	2,511	354

	1,634	9,588	1,640

4.     Exceptional Operating Charges/(Credits)

	2003 €'m	2004 €'m	2005 €'m
Exceptional operating charges/(credits)	13	24	(4)

        In the year ended 31 March 2005, an exceptional credit arose in respect of a €4 million adjustment to the fair values of liabilities acquired on the acquisition by Valentia Telecommunications of eircom Limited on 2 November 2001. The net tax effect of the exceptional credit was to increase the Group tax charge by €1 million.

        In the year ended 31 March 2004, exceptional costs include bonus amounts payable to executives of €19 million, relating to contractual entitlements triggered by the refinancing, which were not capitalised as debt issue costs under UK GAAP, €8 million in respect of share options issued to certain employees, in respect of shares where the market price of the shares exceeded their exercise price at the date the options were granted, and costs incurred of €1 million in connection with refinancing. These costs were partially offset by a €3 million credit relating to compliance matters and €1 million credit relating to restructuring. The net tax effect of the exceptional charge was to reduce the Group tax charge by €2 million. During the year ended 31 March 2004, the group granted options to certain employees of the company over C Shares and E Ordinary Shares. At the time of the granting of the options in respect of the E Ordinary Shares the market value of the shares, over which options were granted, were not in excess of their exercise price at the date of grant and, consequently, there was no profit and loss account charge in respect of these schemes. A charge of €5 million arose on the granting of shares under the options plan in respect of C shares as the market value of the shares at the date of grant was in excess of the exercise price at the date of grant. All of the options under the C and E share plans vested as a result of the initial public offering of shares in the company. Further charges of €3 million arose as a result of awards granted to certain directors and senior management, on Admission to the London and Irish Stock Exchanges, under the eircom Group Key Executive Share Award Plan. Although the awards did not vest for between 12 and 24 months, the full charge was included in the Profit and Loss account as the options were granted in recognition of past performance at the date of Admission.

        In the year ended 31 March 2003, the group incurred a number of non-recurring costs principally in relation to (i) costs incurred in connection with potential refinancing and (ii) charges in relation to a deficit on an annuity scheme provided as part of the restructuring programme. The net tax effect of the exceptional charge was to reduce the group tax charge by €1 million.

        The cash outflows resulting from exceptional charges for the year ended 31 March 2005 were €nil (2004: €40 million, 2003: €19 million). This includes certain cashflows in respect of exceptional charges included in the Profit and Loss account in earlier years.

5.     Interest Payable and Similar Charges (net)

	2003 €'m	2004 €'m	2005 €'m
Interest and associated finance costs payable in respect of bank loans and other debt:
Interest payable on bank loans and other debt	159	156	132
Amortisation of issue costs of bank loan and other debt	—	7	4

Total interest payable and similar charges	159	163	136
Less: Interest receivable	(25)	(6)	(8)

Net interest payable	134	157	128
Exchange differences arising on foreign currency borrowings
Unrealised gains	(1)	(20)	(12)
Hedging contract losses	1	20	12

Net interest payable and similar charges	134	157	128

        In the year ended 31 March 2003, net interest receivable includes €11 million of interest received in respect of taxation settlements.

6.     Exceptional Interest Payable and Similar Charges

	2003 €'m	2004 €'m	2005 €'m
Debt issue costs write off	—	27	(1)
Costs arising on exit from interest rate swaps	—	24	—

	—	51	(1)

        In the year ended 31 March 2005, the exceptional credit of €1 million relates to savings on actual costs incurred in conjunction with the group refinancing in March 2004.

        In the year ended 31 March 2004, exceptional costs of €27 million relate to the write-off of debt issue costs on funds borrowed of €1,250 million as part of the reorganisation and refinancing in August 2003. Debt issue costs incurred in respect of this facility were written-off in accordance with FRS 4 "Capital Instruments" which requires that debt issue costs are amortised up to the earliest date on which the repayment option can be exercised, unless there is no genuine possibility that the option will be exercised on that date. The related debt was repaid in March 2004 in conjunction with a group refinancing.

        In addition, the exceptional interest charge in the year ended 31 March 2004 includes €24 million relating to the early exit from interest rate swaps arising as a result of the early payment of the related debt in conjunction with the group refinancing in March 2004.

7.     Tax (credit)/charge on (Loss)/Profit on Ordinary Activities

  (a) Analysis of (credit)/charge in year

	2003	2004	2005
	€'m	€'m	€'m
Current tax:
Irish corporation tax on (loss)/profit for the year	11	21	20
Adjustments in respect of previous periods	(27)	(7)	(4)

Total current tax (credit)/charge (note 7(b))	(16)	14	16
Deferred tax: Origination and reversal of timing differences (note 19)	10	—	4

Tax (credit)/charge on loss on ordinary activities	(6)	14	20

  (b) Factors affecting tax (credit)/charge for year

        The tax assessed for the year is different than the tax (credit)/charge that would arise on applying the standard rate of corporation tax, 12.5%, in the Republic of Ireland. The differences are explained below:—

	2003	2004	2005
	€'m	€'m	€'m
(Loss)/profit on ordinary activities before tax	(46)	(89)	52

(Loss)/profit on ordinary activities multiplied by standard rate of corporation tax 12.5% (2004: 12.5%, 2003: 15.125%)	(7)	(11)	7
Effects of:—
Adjustment in respect of previous periods	(27)	(7)	(4)
Utilisation of tax losses	(1)	(1)	(1)
Capital Allowances in excess of Depreciation	(7)	(4)	(6)
Timing differences	—	5	3
Tax losses unutilised	3	2	—
Income not taxable	(2)	—	—
Gains taxed in prior periods	(2)	(2)	—
Expenses not deductible for tax purposes	27	31	16
Income liable at higher rates	—	1	1

Current tax (credit)/charge for year (note 7(a))	(16)	14	16

  (c) Factors that may affect future tax charges

        The proposed adoption of IFRS for the year ending 31 March 2006 onwards may materially affect the future tax charge.

8.     Dividends Paid and Proposed

	2003	2004	2005
	€'m	€'m	€'m
Equity—Ordinary:
Paid interim dividends of €0.05 per share	—	400	37
Proposed final dividends of €0.06 per share	—	—	45
Non-equity—Preference:
Preference dividends paid and payable on ESOT Preference shares	21	26	21
Preference dividends paid and payable on Convertible Preference shares	—	1	—
Preference dividends paid and payable on Non-Voting Adviser Preference shares	1	—	—
Preference dividends paid and payable on Non-Voting Third Party Preference shares	—	1	—

	22	428	103

        The ordinary dividend paid in the year ended 31 March 2004 was funded utilising the reserves arising on the cancellation of share premium of Valentia Telecommunications, which was available by way of merger relief to eircom Group plc as a consequence of the share-for-share exchange.

9.     (Loss)/Earnings Per Share

	2003		2004		2005
	Cent Per Share	€'m	Cent Per Share	€'m	Cent Per Share	€'m
(Loss)/profit on ordinary activities after taxation		(40)		(103)		32
Dividends and appropriations in respect of preference shares		(22)		(28)		(21)

Basic (loss)/profit attributable to ordinary shareholders	(12)	(62)	(24)	(131)	2	11

Basic and diluted basic (loss)/earnings attributable to ordinary share	(12)		(24)		2

        Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The weighted average number of ordinary shares in issue is 742,977,485 (2004: 545,600,926, 2003: 541,422,144).

        The group has three classes of dilutive potential ordinary shares in respect of earnings per share and adjusted earnings per share. The weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The weighted average number of ordinary shares on a diluted basis in respect of earnings per share and adjusted earnings per share is 745,593,702 for the year ended 31 March 2005. There were no dilutive potential ordinary shares in respect of the year ended 31 March 2004 and 31 March 2003.

10.   Intangible assets

	Goodwill	Other Intangible Assets	Total
	€'m	€'m	€'m
Cost
At 31 March 2003	764	—	764
Goodwill adjustment	(3)	—	(3)

At 31 March 2004	761	—	761
Additions	—	2	2

At 31 March 2005	761	2	763

Amortisation
At 31 March 2003	54	—	54
Charge for year	38	—	38

At 31 March 2004	92	—	92
Charge for year	38	—	38

At 31 March 2005	130		130

Total Net Book Value at 31 March 2005	631	2	633

Total Net Book Value at 31 March 2004	669	—	669

11.   Tangible Fixed Assets

a)	Land & Buildings	Network Plant & Equipment	Total
	€'m	€'m	€'m
Cost or Valuation
At 31 March 2003	412	2,398	2,810
Additions	1	206	207
Disposals/retirements	—	(3)	(3)
Exit from subsidiaries	(2)	(1)	(3)
Revaluation surplus	70	—	70

At 31 March 2004	481	2,600	3,081

Cost	1	2,600	2,601
Valuation	480	—	480
Additions	13	196	209
Disposals/retirements	(3)	(1)	(4)

At 31 March 2005	491	2,795	3,286

Cost	13	2,795	2,808
Valuation	478	—	478
Accumulated Depreciation
At 31 March 2003	5	548	553
Charge for year (note 11(c))	17	345	362
Impairment charge (note 11(c))	—	9	9
Exceptional impairment charge	38	—	38
Disposals/retirements	—	(2)	(2)
Exit from subsidiaries	(1)	(1)	(2)
Revaluation surplus	(17)	—	(17)

At 31 March 2004	42	899	941

Charge for year (note 11(c))	17	300	317
Disposals/retirements	—	(1)	(1)

At 31 March 2005	59	1,198	1,257

Total Net Book Value at 31 March 2005	432	1,597	2,029

Total Net Book Value at 31 March 2004	439	1,701	2,140

        b)    The valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at December 2003, valued the properties at €442 million. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis. As a result the carrying value of land and buildings was revalued upwards by €87 million. In addition, there was a revaluation deficit below the net book value of certain land and buildings of €38 million, which was charged to the profit and loss account as an exceptional impairment charge.

        If these land and buildings had not been revalued, they would have been included in the financial statements at the following amounts:

	2004	2005
	€'m	€'m
Cost	438	448
Accumulated Depreciation	(90)	(103)

Net Book Value	348	345

        c)     The depreciation charged in the profit and loss account is net of capital grants amortised during the year as follows:—

	2003	2004	2005
	€'m	€'m	€'m
Depreciation	387	362	317
Impairment charge included in depreciation	15	9	—
Amortisation of capital grants (note 20)	(3)	(3)	(1)

	399	368	316

        The impairment charge of €9 million, included in depreciation in the year ended 31 March 2004, relates to Global Crossing, International Cable and Synchronous Digital Hierarchy ("SDH") equipment, which has been written off.

        The impairment charge of €15 million, included in depreciation in the year ended 31 March 2003, relates to a revaluation deficit in respect of certain land and buildings.

        d)    Analysis of net book value of land and buildings is as follows:—

	2004	2005
	€'m	€'m
Freehold	289	297
Leasehold:
Over 50 years unexpired	113	101
Under 50 years unexpired	37	34

	439	432

        e)    Included in tangible fixed assets is plant and equipment acquired under finance leases as follows:—

	2004	2005
	€'m	€'m
Cost	63	63
Accumulated depreciation	(37)	(48)

Net book value	26	15

Depreciation charge for the year	13	11

        f)     Assets in course of construction

        Included in tangible fixed assets are assets in the course of construction of €85 million (2004: €75 million).

12.   Investment in Associates

	2004	2005
	€'m	€'m
At beginning of year	—	—
Share of profits, interest and taxation of associated undertakings	—	1

At end of year	—	1

13.   Stocks

	2004	2005
	€'m	€'m
Network development and maintenance stocks	4	6
Consumable and other stocks	6	5

	10	11

        The net replacement cost of stocks is not expected to be materially different from that shown above.

14.   Debtors

	2004	2005
	€'m	€'m
Amounts falling due within one year:
Trade debtors	219	210
Prepayments and accrued income	88	88

	307	298

Amounts falling due after more than one year:
Pension scheme	177	162

        Two subsidiaries of the company are party to a financing transaction under which credit balances and debit balances of the entities may be offset. This offset has been effected in the group balance sheet. The balances of the group so offset were €149 million at 31 March 2005 (2004: €159 million) lease receivables and €149 million at 31 March 2005 (2004: €159 million) in respect of bank loans.

        The defined benefit pension scheme, operated by eircom Limited, was assessed, at the date of the Valentia Telecommunications acquisition of eircom Limited, by the group's independent actuaries on a basis consistent with generally accepted accounting principles. As part of the adjustments to determine the fair value of the assets acquired, an amount of €208 million was included in the balance sheet at 1 November 2001, representing the funding surplus at the acquisition date. This surplus is being amortised in accordance with Statement of Standard Accounting Practice 24 ("Accounting for Pension Costs").

15.   Restricted Cash at Bank and in Hand

        The restricted cash balance €1 million (2004: €70 million) can only be used by the company for the purposes of redeeming the outstanding Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on this deposit, after deduction of any taxation payable, is payable as part of the redemption price in respect of the Redeemable Preference Shares and

Trancheable Redeemable Preference Shares to the extent not elected to be received as pre-redemption dividend.

16.   Creditors

	2004	2005
	€'m	€'m
Amounts falling due within one year:—
Bank overdrafts (note 17)	1	—
Loans and other debt (note 17)	—	68
Trade creditors	108	81
Corporation tax payable	50	11
Other tax and social security payable	32	30
Accruals and deferred income	469	428
Dividends payable	1	45

	661	663

Amounts falling due after more than one year:—
Loans and other debt (note 17)	2,263	2,201
Capital grants (note 20)	10	9

	2,273	2,210

17.   Loans and Other Debt

	Within 1 Year	Between 1 & 2 Years	Between 2 & 5 Years	After 5 Years	Total
	€'m	€'m	€'m	€'m	€'m
Loans	—	—	1,240	—	1,240
7.25% Senior Notes due 2013 (listed)	—	—	—	532	532
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	491	491

	—	—	1,240	1,023	2,263
Overdrafts	1	—	—	—	1

At 31 March 2004	1	—	1,240	1,023	2,264

Loans	68	138	1,036	—	1,242
7.25% Senior Notes due 2013 (listed)	—	—	—	534	534
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	493	493

	68	138	1,036	1,027	2,269
Overdrafts	—	—	—	—	—

At 31 March 2005	68	138	1,036	1,027	2,269

        Included in the above amounts are:—

	Group
	2004	2005
	€'m	€'m
Wholly repayable within 1 year	1	—
Wholly repayable within 5 years	—	—
Repayable, by instalments, within 5 years	1,250	1,250
Repayable, otherwise than by instalments, due after 5 years	1,060	1,060
Debt issue costs (offset against loans due within 5 years)	(10)	(8)
Debt issue costs (offset against Senior Notes due after more than 5 years)	(18)	(16)
Debt issue costs (offset against Senior Subordinated Notes due after more than 5 years)	(19)	(17)

	2,264	2,269

        Loans and other debt are split as follows:

	Group
	2004	2005
	€'m	€'m
Secured (Senior Credit Facility)	1,250	1,250
Unsecured	1,061	1,060

	2,311	2,310
Debt issue costs	(47)	(41)

	2,264	2,269

        The Senior Credit Facility is secured, amongst other things, by a pledge of the shares in eircom Limited and Irish Telecommunications Investments Limited ("ITI") and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

18.   Financial Instruments

        The group holds or issues financial instruments for the following main purposes:—

  •
  To finance its operations;

  •
  To employ surplus funds;

  •
  To manage the interest rate and currency risks arising from its operations and from its sources of finance.

        The group finances its operations out of operating cash flows, bond issues, bank borrowings, finance leases and preference shares.

        Derivative instruments are contractual agreements whose value reflects price movements in an underlying asset and liability. The group uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk. Derivative activity is carefully controlled and appropriately used and is an effective means of managing risk.

        The main risks arising from the use of financial instruments are market rate risk, liquidity risk and credit risk. Responsibility for managing these risks rests with the Board of eircom Group plc and, in respect of certain activities, the Treasury Committee, an eircom Group plc management committee chaired by the Chief Financial Officer. It is, and has been throughout the period under review, the group's policy not to trade in financial instruments.

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

        The main derivatives used are interest rate swaps and currency swaps. It is group policy to hedge the majority of currency risk in currencies, which are not denominations of the euro. The group seeks to manage the fixed/floating mix of its borrowings with the aim of controlling cost while mitigating its exposure to interest rate risk. The group achieves fixed rates on borrowings either directly through the use of fixed rate debt or indirectly through the use of interest rate swaps. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.

  Interest rate risk profile of financial assets

        There were floating rate deposits outstanding of €388 million at 31 March 2005 (2004: €352 million). The interest rate on these deposits is generally based on the appropriate Euribor rate. This excludes the restricted cash at bank and in hand of €1 million at 31 March 2005 (2004: €70 million).

  Interest rate risk profile of the group's financial liabilities

  Bank and Other Borrowing
  (Debt net of Swaps)

	Local Currency			Local Currency
	Fixed	Floating	Total	Fixed	Floating	Total
	2004	2004	2004	2005	2005	2005
	€'m	€'m	€'m	€'m	€'m	€'m
EUR	1,335	751	2,086	1,335	750	2,085
Other currencies	225	—	225	225	—	225

Total all currencies	1,560	751	2,311	1,560	750	2,310

        The group has no interest-free financial liabilities.

        At 31 March 2005, the group had currency swap contracts of €225 million (2004: €225 million) outstanding. Variable rates on loans and swaps are based on Euribor. After adjusting for the effect of swaps, €1,560 million (2004: €1,560 million) of bank and other debt (excluding preference shares) bore interest at fixed rates, with a weighted average interest rate of 6.6% (2004: 6.6%).

        The weighted average life of the fixed rate debt (excluding preference shares) and swaps is set out in the following table:—

  Weighted Average Residual Maturity in Years of Fixed-Rate

	2004	2005
Underlying Debt	9.4	8.4
Swaps:
we receive fixed interest	—	—
we pay fixed interest	3.0	2.0

  Preference shares

        Further detail in respect of the Group's preference shares are set out in Note 21.

        The effective interest rate on the Group's preference shares is as follows:

          The holders of convertible preference shares are entitled to a fixed cumulative preferential cash dividend at a rate of 12.25% of the deemed subscription price of €1 per convertible preference share. Dividends are paid in arrears at six monthly intervals on 29 September and 29 March each year. Interest accrues at 12.25%, on any unpaid dividends.

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

  Currency exposures

        As at 31 March 2005, after taking into account the effects of currency swaps and forward foreign exchange contracts, the group has no material currency exposure.

  Fair values

        Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale.

        The following tables provide comparisons of the carrying amounts and fair values of the group's fixed-rate financial assets and financial liabilities, including derivatives, currency swaps and forward exchange contracts. The fair values of short-term deposits, floating-rate loans and overdrafts approximate to their carrying amounts.

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

	31 March 2004		31 March 2005
	Book Value	Fair Value	Book Value	Fair Value
	€'m	€'m	€'m	€'m
Financial assets
Cash	352	352	388	388

Liabilities
Underlying debt
Fixed rate	1,040	1,116	1,028	1,147
Floating rate	1,251	1,251	1,250	1,250

Total	2,291	2,367	2,278	2,397

Debt net of swaps
Fixed rate	1,560	1,642	1,560	1,704
Floating rate	751	751	750	750

Total	2,311	2,393	2,310	2,454

Preference shares	122	243	80	160

Interest rate swaps liability	—	—	—	(2)

Currency swaps liability	(20)	(26)	(32)	(55)

        The fair value of preference shares is determined as the deemed redemption price, together with any accrued dividends not yet declared, as no market exists in respect of these shares.

  Liquidity risk

        The objective of liquidity management is to ensure the availability of sufficient funds to meet the group's requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines.

        The maturity profile of group debt is set out in Note 17 of the Financial Statements.

        The group has a €150 million (2004: €150 million) committed borrowing facility expiring in March 2009 which was undrawn at 31 March 2005. All conditions precedent had been met at 31 March 2005.

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

        Interest differentials arising on swap agreements are accrued and reflected in interest payable. Consequently, changes in fair value attributable to movements in interest rates are not recognised.

        The table below shows the extent to which the group had unrecognised losses, in terms of fair value, at 31 March 2004 and 31 March 2005.

	2004	2005
	€'m	€'m
Unrecognised losses
Loss on contracts outstanding at start of year	(41)	(6)

Of which:
Included in financial year	41	1

Not included in financial year	—	(5)
Unrecognised loss arising in financial year	(6)	(20)

Loss on contracts at end of year	(6)	(25)

Of which:
Expected to be included in next financial year	(1)	(3)

Expected to be included in later years	(5)	(22)

19.   Provisions for Liabilities and Charges

	Staff Restructuring	Onerous Contracts	Other	Deferred Taxation	Total
	€'m	€'m	€'m	€'m	€'m
As at 31 March 2003	126	10	75	82	293
Utilised in year	(45)	(10)	(6)	—	(61)
Profit and loss (credit)/charge (net)	(1)	—	11	—	10

As at 31 March 2004	80	—	80	82	242

Transfer	(1)	3	1	—	3
Utilised in year	(7)	—	(7)	—	(14)
Profit and loss charge/(credit) (net)	6	1	(4)	4	7

As at 31 March 2005	78	4	70	86	238

  Staff Restructuring

        The group has a constructive obligation in respect of the costs of a fundamental staff restructuring. The amount of the provision is based on the group's past experience of restructuring and the discussions to date with employees and their representative unions. The provision is in respect of a net deficit on an annuity plan of €78 million (2004: €72 million) offered as part of the restructuring programme. As at 31 March 2005, the annuity plan element of the provision is expected to be utilised over a period of eight years.

        During the year ended 31 March 2004, €45 million of the provision was utilised primarily to pay for staff exits under the fundamental Restructuring Programme. There was a release of €1 million in relation to a provision for restructuring in the year ended 31 March 2004.

  Onerous Contracts

        In the year ended 31 March 2005, the group has onerous contracts in relation to leases on vacant properties. The provision is based on contracted terms and the liability is expected to be discharged during the year ended 31 March 2006.

        At 31 March 2003, the group had onerous contracts in relation to international capacity commitments. The provision was based on contracted terms and the liability was paid in the year ended 31 March 2004.

  Other

        The group is self insured in respect of certain personal injury and damage claims. There is a provision for the estimated cost of incidents which have occurred up to 31 March 2005, based on a case by case review with actuarial assistance. The payments will be made as the cases are settled. The group also has a provision for costs arising from certain compliance matters. There was a release of €7 million (2004: €3 million) in relation to a provision for costs arising from certain compliance matters in the year ended 31 March 2005.

  Deferred Taxation

        In accordance with FRS 19, the group's policy is to provide for taxation on a full liability basis. Deferred taxation liabilities arise from capital allowances and other timing differences.

        The deferred taxation provision consists of:

	2004	2005
	€'m	€'m
Timing difference on pension prepayment	22	20
Capital allowances and other timing differences	60	66

	82	86

        No deferred tax is provided on timing differences arising from the revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will be rolled over. The total amount unprovided for is estimated at €57 million (2004: €60 million). Such deferred tax would become payable only if the fixed assets were sold.

20.   Capital Grants

	2004	2005
	€'m	€'m
Received/ receivable
At start of year	22	23
Received/receivable during year	1	—

At end of year	23	23

Amortisation
At start of year	10	13
Amortisation to profit and loss (note 11(c))	3	1

At end of year	13	14

Net book value at end of year	10	9

        The capital grants received by the group relate to programmes to develop the Irish telecommunications infrastructure and were sponsored by the European Union.

21.   Share Capital

        The share capital at 31 March 2005 and 31 March 2004 is set out below:—

As at 31 March 2005
Authorised			Issued
Number and Class of Share	Amount €	Nominal Value per Share	Number and Class of Share	Amount €
3,037,338,447 Ordinary Shares	303,733,845	€0.10 each	751,312,987 Ordinary Shares	75,131,299

Ordinary Share Capital	303,733,845		Ordinary Share Capital	75,131,299

5,000,000 Redeemable Preference Shares	2,500,000	€0.50 each	531,870 Redeemable Preference Shares	265,935
158,583,333 Convertible Preference Shares	79,291,666	€0.50 each	158,583,333 Convertible Preference Shares	79,291,666
66,000,000 Trancheable Redeemable Preference Shares	33,000,000	€0.50 each	671,083 Trancheable Redeemable Preference Shares	335,542
50,000 Sterling Deferred Shares	73,260	£1.00 each	50,000 Sterling Deferred Shares	73,260
6,474,488,800 Non-Voting Deferred Shares	6,474,489	€0.001 each	6,474,488,800 Non-Voting Deferred Shares	6,474,489

Preference and non-equity Share Capital	121,339,415		Preference and non-equity Share Capital	86,440,892

Total Share Capital	425,073,260		Total Share Capital	161,572,191

As at 31 March 2004
Authorised			Issued
Number and Class of Share	Amount €	Nominal Value per Share	Number and Class of Share	Amount €
3,029,999,480 Ordinary Shares	302,999,948	€0.10 each	741,796,320 Ordinary Shares	74,179,632

Ordinary Share Capital	302,999,948		Ordinary Share Capital	74,179,632

5,000,000 Redeemable Preference Shares	2,500,000	€0.50 each	4,169,893 Redeemable Preference Shares	2,084,947
173,000,000 Convertible Preference Shares	86,500,000	€0.50 each	173,000,000 Convertible Preference Shares	86,500,000
66,000,000 Trancheable Redeemable Preference Shares	33,000,000	€0.50 each	66,000,000 Trancheable Redeemable Preference Shares	33,000,000
50,000 Sterling Deferred Shares	73,260	£1.00 each	50,000 Sterling Deferred Shares	73,260
52,000 Non-Voting Deferred Shares	52	€0.001 each	52,000 Non-Voting Deferred Shares	52

Preference and non-equity Share Capital	122,073,312		Preference and non-equity Share Capital	121,658,259

Total Share Capital	425,073,260		Total Share Capital	195,837,891

        The detailed alterations to the authorised and issued share capital of the eircom Group plc that have taken place during the year to 31 March 2005, are as set out below:—

  (a)
  3,638,023 Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

  (b)
  65,328,917 Trancheable Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

  (c)
  2,177,700 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.164 per share;

  (d)
  the authorised but unissued share capital of eircom Group plc was redesignated, so that the authorised share capital is divided into:

  1.
  3,037,338,447 Ordinary Shares;

  2.
  5,000,000 Redeemable Preference Shares;

  3.
  158,583,333 Convertible Preference Shares;

  4.
  66,000,000 Trancheable Redeemable Preference Shares;

  5.
  50,000 Sterling Deferred Shares; and

  6.
  6,474,488,800 Non-Voting Deferred Shares;

  (e)
  14,416,667 Convertible Preference Shares converted into 7,338,967 Ordinary Shares and 6,474,436,800 Non-Voting Deferred Shares on 31 March 2005, in accordance with their terms.

  Potential Issue of Ordinary Shares

        Certain senior executives hold options to subscribe for 53,465 Ordinary Shares in the company at €1.164 per share under the eircom Group Executive Share Option Plan approved by the shareholders in September 2003. These options were required to be exercised by 24 March 2005 but the individuals were unable to exercise their options on or before this date. Permission will be sought from the Chairman to exercise these options in the year ended 31 March 2006.

        Certain executive directors and senior executives hold options to subscribe for 8,349,453 Ordinary Shares in the company at €1.50 per share under the eircom Group Employee Share Option Plan approved by the shareholders. The exercise of options will be determined by reference to a performance target measured over a three-year period and, provided the performance targets are met, the options are exercisable from 22 June 2007 to 22 June 2014.

        During the year ended 31 March 2004, certain directors and senior management were awarded 1,472,198 free shares under the eircom Group Key Executive Share Award Plan (note 4). These shares vest in equal portions in March 2005 and March 2006. The portion to vest in March 2005 did not vest and it is anticipated that these will vest during the year ended 31 March 2006.

  Rights Attaching to the Classes of Shares

        The rights attaching to the classes of shares are as follows:

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

  (b) Redeemable Preference Shares.

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

        eircom Group plc has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group plc, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects. eircomGroup plc has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof, unless the holders of Convertible Preference Shares have first notified the Company of their election for redemption or conversion, at any time on or after 2 November 2013.

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

        Subject to the Act, eircom Group plc has the option to redeem at any time some or all Sterling Deferred Shares (provided that such shares are credited as fully paid) at a price not exceeding £1 for all of the Sterling Deferred Shares redeemed at any one time.

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

22.   Reserves

	Share Premium Account	Revaluation Reserve	Capital Redemption Reserve	Group Merger Reserve	Other Reserves	Profit and Loss Account
	€'m	€'m	€'m	€'m	€'m	€'m
Group
As at 31 March 2003	539	7	—	—	—	(149)
Surplus on nominal value of shares issued	—	—	—	180	—	—
Loss for the financial year	—	—	—	—	—	(531)
Revaluation surplus	—	87	—	—	—	—
Transfer on realisation of revalued assets	—	(3)	—	—	—	3
Premium arising on issue of shares	317	—	—	—	—	—
Expenses payable in respect of shares issued	(66)	—	—	—	—	—
Share options granted	—	—	—	—	8	—
Transfer to capital redemption reserve on redemption of shares	—	—	33	—	—	(33)
Premium on redemption of shares	(4)	—	—	—	—	(35)
Bonus issue and cancellation of shares	(539)	—	—	—	—	539

As at 31 March 2004	247	91	33	180	8	(206)
Loss for the financial year	—	—	—	—	—	(71)
Transfer on realisation of revalued assets	—	(4)	—	—	—	4
Expenses payable in respect of shares issued (credit)	1	—	—	—	—	—
Shares issued	2	—	—	—	—	—
Transfer to capital redemption reserve on redemption of shares	—	—	2	—	—	(2)
Redemption of preference shares	(32)	—	—	—	—	(2)

As at 31 March 2005	218	87	35	180	8	(277)

23.   Profit of Holding Company

        The parent company's profit and loss account has not been included in these financial statements. The parent company's profit after taxation, including dividend receivable and before dividends payable, was €154 million (2004: €122 million).

24.   Amounts in Group Cash Flow Statement

        Amounts included in the group cash flow statement are reconciled or analysed as follows:—

  (a) Net Cash Flow from all Operating Activities

	31 March 2003 €'m	31 March 2004 €'m	31 March 2005 €'m
Group operating profit	85	118	178
Depreciation, impairment and amortisation	437	444	354
Amortisation of pension surplus	16	16	15
Cash flows relating to fundamental restructuring, business exits and other provisions	(63)	(59)	(49)
Non-cash restructuring programme costs	—	—	25
Non-cash exceptional charges/(credits)	10	3	(4)
Cash flows relating to prior year exceptional charges	(7)	(8)	(1)
Working Capital
Decrease/(increase) in stocks	4	—	(1)
Decrease in creditors	(127)	(32)	(2)
Decrease in debtors	142	8	9

Net cash inflow from operating activities	497	490	524

  (b) Return on Investment and Servicing of Finance

	31 March 2003 €'m	31 March 2004 €'m	31 March 2005 €'m
Interest received	24	4	7
Interest paid	(161)	(146)	(132)
Exceptional interest on exit from interest rate swaps	—	—	(24)
Debt issue costs paid	(3)	(75)	(2)
Non-equity dividends paid	—	(61)	(22)

	(140)	(278)	(173)

  (c) Taxation

	31 March 2003 €'m	31 March 2004 €'m	31 March 2005 €'m
Corporation tax refund received	17	—	3
Corporation tax paid	(13)	(14)	(20)
Taxation paid on exceptional gain on the exit from Golden Pages	—	—	(38)

	4	(14)	(55)

  (d) Capital Expenditure and Financial Investment

	31 March 2003 €'m	31 March 2004 €'m	31 March 2005 €'m
Payments to acquire tangible fixed assets	(197)	(209)	(194)
(Payment to)/repayment from ESOT	(50)	50	—
Movement in restricted cash balance (net)	—	(70)	69
Receipts from disposal of fixed assets	8	1	3
Capital grants received	—	1	—

	(239)	(227)	(122)

  (e) Acquisitions and Disposals

	31 March 2003 €'m	31 March 2004 €'m	31 March 2005 €'m
Purchase of subsidiary undertakings	(9)	—	—
Disposal of subsidiary undertaking	3	—	—
Receipt in respect of assets held for resale	191	—	—
Cash disposed with subsidiary undertakings	—	(1)	—

	185	(1)	—

  (f) Financing

	31 March 2003 €'m	31 March 2004 €'m	31 March 2005 €'m
Repayment of loan capital	(181)	(2,230)	—
Issue of senior and subordinated notes	—	1,060	—
Additions to loan capital	—	1,250	—
Issue of share capital (gross)	—	370	2
Expenses paid in respect of shares issued	—	(32)	(33)
Redemption of preference shares	—	(76)	(69)
Capital element of finance lease payments	(1)	—	—

Net cash (outflow)/inflow from financing	(182)	342	(100)

  (g) Analysis of Net Debt

	At 31 March 2003 €'m	Cash flows €'m	Other €'m	At 31 March 2004 €'m	Cash flows €'m	Other €'m	At 31 March 2005 €'m
Cash at bank and in hand	440	(88)	—	352	36	—	388
Overdrafts	(1)	—	—	(1)	1	—	—

	439	(88)	—	351	37	—	388
Debt due within one year	(105)	105	—	—	—	(68)	(68)
Debt due after one year	(2,125)	(185)	47	(2,263)	—	62	(2,201)

	(1,791)	(168)	47	(1,912)	37	(6)	(1,881)

25.   Post Balance Sheet Events

  Changes to Share Capital

        The following changes to the share capital of the company have occurred between 31 March 2005 and 22 June 2005:

  •
  42,287 Trancheable Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms;

  •
  69,366 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms.

  Disposal of Properties

        Since the year end the group has disposed of certain properties. The group expects to realise a profit (after tax) of circa €34 million on these sales based on the excess of net sales proceeds receivable over the carrying value of these assets at year end.

26.   Principal Subsidiary and Associated Undertakings

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2005	Business	Registered Office and Country of Incorporation
Valentia Telecommunications (an unlimited public company)	100%	Holding Company	114 St. Stephen's Green West, Dublin 2, Ireland
eircom Funding (an unlimited public company)	100%	Financing Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen's Green West, Dublin 2, Ireland
Irish Telecommunications Investments Limited	100%	Telecommunications Financing and Treasury Management	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (U.S.) Limited	100%	Marketing of Telecom Services in U.S.A.	114 St. Stephen's Green West, Dublin 2, Ireland.
Osprey Property Limited	100%	Property Development Company	Leitrim House, Upper Stephen's Street, Dublin 8.
Eirtrade Services Limited	100%	Provision of Electronic Trading Services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Phonewatch Limited	100%	Installation, Monitoring and Maintenance of Residential Security Systems	114 St. Stephen's Green West, Dublin 2, Ireland.
Indigo Group Limited	100%	Provision of Internet Services	114 St. Stephen's Green West, Dublin 2, Ireland.

eircom UK Limited	100%	Provision of Telecommunications and Related Services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, UK.
Lan Communications Limited	100%	Systems Integrator	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Investments BV	100%	Investment Holding Company	Strawinskylaan 3105 7HG 1077 ZX, Amsterdam, The Netherlands.
Eircable Limited	100%	Investment Holding Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Holdings Limited	100%	Investment Holding Company	114 St. Stephen's Green West, Dublin 2, Ireland.
Continuous Communications Systems Limited	100%	Communications Contractors	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (Infonet Ireland) Limited	100%	Provision of Global Data Services	114 St. Stephen's Green West, Dublin 2, Ireland.
GoFree Limited	100%	Property Investment Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Net BV	100%	Investment Holding Company	Strawinskylaan 3105 7HG 1077 ZX, Amsterdam, The Netherlands.
eircom International Networks Limited	100%	Provision of Telecommunications and Related Services	114 St. Stephen's Green West, Dublin 2, Ireland.
Associated undertakings	Interest in Ordinary Shares at 31 March 2005	Business	Registered Office and Country of Incorporation
eircom Enterprise Fund Limited	50%	Seed Capital Company and Early Stage Fund Company	114 St. Stephen's Green West Dublin 2, Ireland.
Beacon Integrated Solutions Limited	49%	Information Technology Consultancy	Howley's Quay, Limerick, Ireland
Telecom Engineering Services Limited	35%	Telecommunications Engineering Services	Unit 14, Cherry Orchard Industrial Estate, Dublin 10, Ireland
Altion Limited	33%	Telecommunications Software Solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.

Buy4Now Limited	22%	E-commerce Software Developer	9 The Mall, Beacon Court, Bracken Road, Sandyford Industrial Estate, Dublin 18, Ireland.

        Telecom Engineering Services Limited has a financial year ending on 31 July 2004.

27.   Employees

        The average number of persons employed by the group during the year was as follows:-

	31 March 2003	31 March 2004	31 March 2005
Fixed line network and other communications
Operations/Technical	5,700	5,335	4,966
Sales/Customer Support	2,871	2,439	2,128
Administration	558	532	501

Total	9,129	8,306	7,595

28.   Pensions

        (a)   The group's pension commitments are funded through separately administered Superannuation Schemes and are principally of a defined benefit nature. The total group pension charge, including contributions to the group's defined contribution scheme, in respect of the year ended 31 March 2005 was €40 million (2004: €41 million, 2003: €41 million). In respect of the principal scheme, the contributions represent a rate of 8.2% of pensionable emoluments, as advised by the group's Actuaries. The results for the year ended 31 March 2005 include amortisation of €15 million (2004: €16 million, 2003: €16 million) in respect of a pension surplus of €208 million, arising on the Valentia Telecommunications acquisition of eircom Limited.

        The last Actuarial Valuation of the principal scheme was carried out, using the attained age method, as at 31 March 2005 by Mercer Human Resource Consulting who are actuaries to the Scheme but are neither officers nor employees of the group.

        The actuarial method used involved determining an appropriate future group contribution rate designed to fund the projected liabilities of the Scheme related to service subsequent to 1 January 1984 over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial valuation was that the Scheme's investments will earn a real rate of investment return, over and above salary inflation and pension increases, between 2.5% and 2.75% per annum. At the date of the last actuarial valuation, the market value of the pension scheme assets was €2,190 million and the actuarial valuation of the assets attributable to the pension fund was sufficient to meet more than 100% of the value of the scheme's accrued liabilities making due allowance for future increases in salaries and pensions.

        The actuarial report is available for inspection by the members of the scheme at 114 St. Stephen's Green West, Dublin 2. The actuarial report is not available for public inspection.

        (b)   The Irish Minister for Finance is responsible for meeting and discharging the liability of: (i) the pension costs of former staff of the Irish Department of Posts and Telegraphs who retired or died before the vesting Day (1 January 1984); (ii) costs in respect of the pension entitlements, related to pre-vesting day reckonable service, of staff who transferred to eircom from the Irish Civil Service. Such benefit payments are made from the eircom Number 2 Pension Fund, which was established in March 1999 and received a contribution of €1,016 million from the Irish Minister for Finance in accordance with arrangements set out in the eircom Superannuation (Amendment) Scheme, 1999. However, the Minister retains liability for these payments.

        (c)   Financial Reporting Standard 17 "Retirement Benefits' disclosures

        The updated actuarial valuations for Financial Reporting Standard 17 disclosure purposes were carried out by a qualified independent actuary. The main financial assumptions used in the valuations were:

	31 March 2002	31 March 2003	31 March 2004	31 March 2005
Rate of increase in salaries	4.00%	3.50%	3.50%	3.50%
Rate of increase in pensions in payment	4.00%	3.50%	3.50%	3.50%
Discount rate	6.10%	5.50%	5.00%	4.75%
Inflation assumption	2.25%	2.25%	2.25%	2.25%

        The assets in the scheme were:

	Market value at 31 March 2002 €'m	Market value at 31 March 2003 €'m	Market value at 31 March 2004 €'m	Market value at 31 March 2005 €'m
Equities	1,479	1,027	1,419	1,542
Bonds	349	294	248	241
Cash	98	60	67	89
Property	240	309	334	390

	2,166	1,690	2,068	2,262

        The expected rate of return were:

	Long-term rate of return expected at 31 March 2002	Long-term rate of return expected at 31 March 2003	Long-term rate of return expected at 31 March 2004	Long-term rate of return expected at 31 March 2005
Equities	8.00%	7.75%	7.50%	7.25%
Bonds	5.00%	4.75%	4.50%	3.75%
Cash	3.50%	3.00%	3.00%	3.00%
Property	6.50%	6.25%	6.00%	5.00%

        The following amounts were measured in accordance with the requirements of Financial Reporting Standard 17:

	31 March 2002 €'m	31 March 2003 €'m	31 March 2004 €'m	31 March 2005 €'m
Total market value of assets	2,166	1,690	2,068	2,262
Present value of scheme liabilities	(1,807)	(2,015)	(2,360)	(2,923)

Surplus/(deficit) in the scheme	359	(325)	(292)	(661)
Related deferred tax (liability)/asset	(45)	41	36	83

Net pension asset/(liability)	314	(284)	(256)	(578)

        If the above amounts had been recognised in the financial statements, the group's net assets/(liabilities) and profit and loss reserves would be as follows:—

	31 March 2002 €'m	31 March 2003 €'m	31 March 2004 €'m	31 March 2005 €'m
Net assets excluding FRS 17 pension asset/(liability)	812	757	549	412
Net FRS 17 Pension asset/(liability)	314	(284)	(256)	(578)
Liability already recognised in financial statements (net of deferred taxation)	32	51	64	68
Pension asset already recognised in financial statements (net of deferred taxation)	(182)	(168)	(155)	(142)

Net assets/(liabilities) including pension asset/(liability)	976	356	202	(240)

Profit and loss reserves excluding pension asset/(liability)	(87)	(149)	(206)	(277)
Net FRS 17 Pension asset/(liability)	314	(284)	(256)	(578)
Liability already recognised in financial statements (net of deferred taxation)	32	51	64	68
Pension asset already recognised in financial statements (net of deferred taxation)	(182)	(168)	(155)	(142)

Profit and loss reserves including pension asset/(liability)	77	(550)	(553)	(929)

        The following amounts would have been recognised in the performance statements for the years ended 31 March 2003, 31 March 2004 and 31 March 2005 under the requirements of FRS 17.

	31 March 2003 €'m	31 March 2004 €'m	31 March 2005 €'m
Operating profit
Current service cost	36	40	46
Past service cost	8	—	9

	44	40	55

Other finance income
Expected return on pension scheme assets	154	114	139
Interest on pension scheme liabilities	(112)	(111)	(118)

	42	3	21

Statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	(623)	292	67
Changes in assumptions underlying the present value of the scheme liabilities	(34)	(211)	(446)
Experience (losses)/gains arising on the pension scheme liabilities	(47)	(32)	6

Actuarial (loss)/gain recognised in the statement of total recognised gains and losses	(704)	49	(373)

Movement in surplus/(deficit) during the year
Surplus/(deficit) in scheme at start of year	359	(325)	(292)
Current service cost	(36)	(40)	(46)
Contributions paid	22	21	38
Past service costs	(8)	—	(9)
Other finance income	42	3	21
Actuarial (loss)/gain	(704)	49	(373)

Deficit in scheme at end of year	(325)	(292)	(661)

Experience gains and losses for the year
Difference between the expected returns and actual return on scheme assets	(623)	292	67
Percentage of scheme assets	(37)%	14%	3%
Experience (losses)/gains on scheme liabilities	(47)	(32)	6
Percentage of the present value of scheme liabilities	(2)%	(1)%	—
Total recognised in statement of total recognised gains and losses	(704)	49	(373)
Percentage of the present value of scheme liabilities	(35)%	2%	(13)%

29.   Operating Lease Commitments

        At 31 March 2005 the group had annual commitments in respect of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years. The analysis of the group's annual commitments is as follows:-

	2004		2005
	Property €'m	Vehicles, plant and equipment €'m	Property €'m	Vehicles, plant and equipment €'m
Annual commitments under non-cancellable operating lease expiring:
Within one year	—	1	—	1
Within two to five years	—	2	—	3
After five years	22	—	20	—

	22	3	20	4

30.   Contingent Liabilities

  Regulatory Compliance Matters

        On 17 October 2002, the Commission for Communication Regulation ("ComReg"), the Irish regulator for telecommunications, determined that the group was not in compliance with its obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of the group's discount schemes and published prices. No penalties were levied on the Group as a result of this determination. By agreement with ComReg and at its direction, the Group put internal controls in place that the Group believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and the group's statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that the Group is not complying with its obligations, ComReg could begin an enforcement action. If the Group is found to be in violation of applicable laws and regulations, it may become subject to substantial criminal and civil penalties and fines.

        Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against the Group, seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. The Group submitted its defence on 26 January 2004. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars, the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs' alleged budget growth (€25 million) and loss of revenue on the plaintiffs' pricing (€5 million). The Directors do not believe that these figures represent damages which would be properly recoverable from the Group even if it had a liability to the plaintiffs, which is denied by the Group in the proceedings. The particulars also include further unquantified damages. The plenary summons and statement of claim of Ocean Communications Ltd and ESAT Communications Ltd were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights.

  Demerger of the Eircell Mobile business

        Consequent on the Demerger of Eircell Limited 2001, the group has given certain warranties and indemnities to Eircell 2000 plc and Vodafone Group plc, some of which are subject to various limitations. The group has also given indemnities to Vodafone Group plc, unlimited in time and quantum, in relation to the efficacy of the Demerger. Except for certain warranties relating to taxation and the indemnities in relation to the efficacy of the Demerger (in respect of which the liability of the group is unlimited in quantum), the liability of the group for breach of the warranties is limited to €500 million. The group has no liability in respect of claims under the warranties unless and until the amount of such claims, excluding claims which are for amounts less than €250,000 each, exceeds €25 million, in which event Vodafone Group plc are entitled to recover the full value of the claims including claims previously notified.

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

31.   Guarantees

  Senior Credit Facility

        The Senior Credit Facility consists of a €1.4 billion credit facility which has the benefit of guarantees of all amounts payable by a borrower under the terms of the Senior Credit Facility. The Senior Credit Facility and its related guarantee are secured, amongst other things, by a charge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

        The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom Limited. Valentia Telecommunications is the borrower of the €1.250 billion term loan facility and eircom Limited is a borrower under the €150 million revolving credit facility, which is currently undrawn.

        The obligations of Valentia Telecommunications, eircom Limited and ITI under the Senior Credit Facilities are guaranteed by Valentia Telecommunications, eircom Limited and ITI.

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

        eircom Limited and ITI have granted a security interest over substantially all of their assets, including a demise over their mortgaged property, fixed charges over all registerable mortgaged property; estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; shares and derivative assets; securities; intellectual property; insurance proceeds; debts, revenue and claims; rights from the local authority under covenants, agreements or statute and accounts and a floating charge over all of its other undertakings and assets.

  Senior Notes

        There is a full and unconditional guarantee of all amounts of Senior Notes payable. This is a senior, unsecured obligation by eircom, ranking equally in right of payment with all existing and future unsecured senior indebtedness of eircom Limited.

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

32.   Commitments

  Preference Shares

        The holders of certain preference shares have the right to require the company to redeem such shares at the redemption price and dates as set out in Note 21 to the financial statements.

  Capital Commitments

        Capital commitments of the group, approved by the Board, amounted to €Nil (2004: €200 million). €33 million (2004: €29 million) was contracted for by the group.

33.   Related Party Transactions

        The company has availed of the exemption contained in Financial Reporting Standard 8 "Related Party Disclosures' in respect of subsidiaries, 90 per cent or more of whose voting rights are controlled within a group. Consequently the financial statements do not include disclosure of transactions with entities in the group.

  31 March 2005

        There were no related party transactions during the year ended 31 March 2005.

  31 March 2004

        During the year ended 31 March 2004, entities affiliated with Soros Private Equity Partners ("Soros"), to which at that time certain directors of the company were affiliated, were paid €0.3 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

        During the year ended 31 March 2004, entities affiliated with Providence Equity Partners Inc ("Providence"), to which at that time certain directors of the company were affiliated, were paid €0.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

        During the year ended 31 March 2004, Lionheart Ventures (Overseas) Limited, a company which Sir Anthony O'Reilly owns and controls, were paid €0.1 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

        During the year ended 31 March 2004, A&L Goodbody, solicitors, a partnership that Paul Carroll, who was a director of Valentia Telecommunications up to 18 March 2004, is a partner of, provided legal services to the Group. The total fees in respect of these services amounted to €5.8 million. During the year, costs of €1.5 million, in relation to the Reorganisation and Refinancing, were included as debt issue costs and costs of €3.1 million, in relation to the flotation were capitalised against share premium. The remaining costs incurred of €1.2 million were included in operating costs in the profit and loss account. At 31 March 2004, there was a balance due to A&L Goodbody solicitors of €3.4 million in respect of these costs. The amounts are stated exclusive of VAT.

        During the year ended 31 March 2004, Lionheart Ventures (Overseas) Limited invoiced the Group for costs of €0.5 million in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

        During the year ended 31 March 2004, Soros invoiced the Group for costs of €1.8 million in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

        During the year ended 31 March 2004, Providence invoiced the Group for costs of €4.5 million in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

        During the year ended 31 March 2004, the ESOT, which controlled over 20% of the voting rights of eircom Group plc, reclaimed €3 million of professional fees that it incurred in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. The ESOT also reclaimed €3 million of professional fees that it incurred in relation to the flotation of the group.

These costs were capitalised against share premium. At 31 March 2004, there was a balance due to ESOT of €4.1 million in respect of these costs.

        During the year ended 31 March 2004, €6.4 million of the payments to related parties in respect of the amounts included as debt issue costs were charged to the profit and loss account as a result of the exceptional write off of certain debt issue costs and amortisation of debt issue costs included in the interest payable.

  31 March 2003

        During the year ended 31 March 2003, A&L Goodbody solicitors, provided legal services to the group. The total fees in respect of these services amounted to €5.1m. All of these costs were expensed in the year in the Profit and Loss Account.

        During the year ended 31 March 2003, ESOT was loaned €50 million by Valentia Telecommunications. This loan was unsecured, interest free and originally had a fixed repayment date within one year but this was extended to October 2003. The ESOT agreed to waive their dividend entitlements in relation to 474 ESOT preference shares for the duration of the ESOT loan from Valentia Telecommunications. This loan was repaid during the year ended 31 March 2004.

        During the year ended 31 March 2003, Lionheart Ventures (Overseas) Limited, was paid €0.2 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

        During the year ended 31 March 2003, Soros were paid €0.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

        During the year ended 31 March 2003, Providence were paid €1.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

34.   Reconciliation to United States Generally Accepted Accounting Principles

        The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). These differences are described below together, where appropriate, with an explanation of the method used to determine the adjustments to net (loss)/profit attributable to ordinary shareholders for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005, and shareholder's equity as at 31 March 2004 and 31 March 2005.

        The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net (loss)/profit attributable to ordinary shareholders amount and the equity shareholders'

funds amount under UK GAAP to the amounts which would have been reported had U.S. GAAP been applied.

	Notes	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
		€'m	€'m	€'m
Reconciliation of net (loss)/profit:
Net (loss)/profit attributable to Group Shareholders (equity and non-equity) under UK GAAP	(q)	(40)	(103)	32
U.S. GAAP adjustments:
Goodwill	(a)	38	38	38
Intangible Assets	(a)	(18)	(11)	(11)
Revenue	(b)	(9)	(4)	(5)
Revaluations	(c)	—	3	4
Provisions for restructuring and transformation costs	(d)	(94)	(60)	(8)
Provision for exit from certain international and multimedia activities	(e)	1	—	—
Debt issue costs	(f)	(7)	(42)	(1)
Pension costs	(g)	35	(22)	4
Derivative financial instruments	(h)	(47)	35	(19)
ESOT Trust	(i)	(128)	(92)	—
Capitalised interest costs	(j)	5	3	3
Indefeasible rights to use (IRU)	(k)	1	1	1
Impairment of long-lived assets	(l)	15	38	—
Asset held for sale	(m)	(5)	—	—
Share options	(n)	—	1	(2)
Deferred taxes	(o)	10	5	7
Net Deferred taxes on U.S. GAAP adjustments	(o)	26	11	4

Net (loss)/profit under U.S. GAAP		(217)	(199)	47
Dividends on Preference Shares	(p)	(22)	(29)	(21)

Net (loss)/profit under U.S. GAAP attributable to ordinary shareholders		(239)	(228)	26

U.S. GAAP net (loss)/profit consists of (loss)/profit from:
Continuing operations		(212)	(199)	47
Discontinued operations		(5)	—	—

Net (loss)/profit		(217)	(199)	47

Operating (loss)/profit from continuing operations		(72)	11	199

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004		Financial Year Ended 31 March 2005
	€	€		€
Basic and diluted (loss)/earnings per share:
Continuing operations	(0.47)	(0.43)		0.03
Discontinuing operations	(0.01)	—		—

Total basic and diluted (loss)/earnings per share	(0.48)	(0.43)		0.03

Weighted average number of shares outstanding under U.S GAAP:
Basic	502,394,689 (1)	535,861,158	(2)	742,977,485	(3)
Diluted	502,394,689 (1)	535,861,158	(2)	745,593,702	(4)

(1)
E Ordinary Shares and C Shares are not included in the computation of basic net earnings per share since these classes of shares were subject to transferability restrictions.

(2)
Diluted earnings per share does not take into account 173,000,000 Convertible Preference Shares (119,310,345 ordinary shares when converted into ordinary shares at the price per ordinary share on 31 March 2004) since these would be anti-dilutive. In addition, 3,719,903 options and awards over ordinary shares which are not yet exercised have not been taken into account in calculating diluted earnings per share since these would be anti-dilutive.

(3)
Diluted earnings per share does not take into account 158,583,333 Convertible Preference Shares (78,119,868 ordinary shares when converted into ordinary shares at the price per ordinary share on 31 March 2005) since these would be anti-dilutive.

(4)
Diluted earnings per share includes 2,616,217 options and awards over ordinary shares which have not yet been exercised.

	Notes	As at 31 March 2004	As at 31 March 2005
		€'m	€'m
Reconciliation of shareholders' equity:
Shareholders' funds under UK GAAP		549	412
U.S. GAAP adjustments:
Goodwill	(a)	(177)	(139)
Intangible assets	(a)	161	150
Revenue	(b)	(20)	(25)
Revaluations	(c)	(91)	(87)
Provision for restructuring and transformation costs	(d)	8	—
Debt issue costs	(f)	2	1
Pension costs	(g)	(23)	(19)
Derivative financial instruments	(h)	(6)	(25)
Capitalised interest costs	(j)	13	16
Indefeasible rights to use (IRU)	(k)	(24)	(23)
Impairment of long-lived assets	(l)	53	53
Deferred taxes	(o)	(70)	(63)
Deferred taxes on U.S. GAAP adjustments	(o)	(13)	(9)
Redeemable preference shares	(p)	(243)	(160)

Shareholders' equity under U.S. GAAP		119	82

  (a) Purchase Accounting Adjustments

  Goodwill and Intangible Assets

        On 2 November 2001, eircom Limited was acquired by Valentia Telecommunications. Under UK GAAP, the consideration paid for a business is assigned first to the separable tangible assets acquired and liabilities assumed on the basis of their fair values at the acquisition date. Any excess of consideration over the fair value of the net tangible assets acquired was allocated to goodwill and amortised over 20 years.

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

        Effective 1 April 2002, under U.S. GAAP, the Group adopted SFAS No. 142, which established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition as well as how they are to be accounted for after they have been initially recognised in the financial statements. As a result of the adoption of this standard, the Group will not amortise goodwill, rather, they will test it for impairment on an annual basis based on a fair value approach. Additionally under SFAS No. 142, since the acquisition of the Group by Valentia Telecommunications was after 30 June 2001, goodwill has not been amortised for periods after 2 November 2001 (the acquisition date). Upon adoption of this standard, the Group completed a transitional impairment test for its goodwill and intangible assets and determined that there were no impairments to be recorded. The Group also completed its annual impairment test for its goodwill and indefinite-lived intangible assets as at 31 March 2005 and determined that there was no impairment to be recorded.

        The following table represents the allocation of the purchase price to net assets acquired in accordance with U.S. GAAP:

				€'m
Consideration				3,030
Fair value of net assets acquired under UK GAAP				2,269

Goodwill arising under UK GAAP				761
Less: additional fair value adjustments under U.S. GAAP:
Regulatory asset	(i	)	13
Customer base	(i	)	105
Trade names/trademark	(i	)	82
ESOT trust	(ii	)	107
Pensions	(iii	)	(46)
Restructuring and redundancy costs not recognised	(iv	)	182
Indefeasible rights to use	(v	)	(27)
Deferred taxes on UK GAAP fair value adjustments	(vi	)	(89)
Deferred taxes on U.S. GAAP adjustments	(vi	)	(58)	269

Goodwill arising under U.S. GAAP				492

(i)
The intangible regulatory asset and customer base are being amortised over 1 and 10 years respectively. The trademark has an indefinite life and is not being amortised.

(ii)
Under U.S. GAAP, the Group recognised an asset for the unallocated net assets of the ESOT Trust. Under UK GAAP the Trust asset is not recognised. See note 34(i).

(iii)
Under UK GAAP, pensions were valued on an actuarial basis at the date of acquisition. Under U.S. GAAP, the projected benefit obligation and the fair value of plan assets were remeasured at the date of acquisition and the resulting net prepaid pension asset was recorded.

(iv)
Under UK GAAP, at the date of acquisition, the Group has recorded provisions for certain voluntary redundancy schemes and other transformation costs based on the fact that a legal or constructive obligation exists and the amount can be reasonably estimated. Under U.S. GAAP, this liability would not be recognised at the date of acquisition since they would not be recognised under either SFAS No. 88 "Employers' Accounting for Settlement and Curtailment of Defined Benefits" ("SFAS No. 88") or EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EITF 95-3"). See note 34(d).

(v)
Under UK GAAP, the Group recorded a liability for its obligations related to the service portion of IRU contracts to purchase and sell capacity. Under U.S. GAAP, since the entire IRU contract has been accounted for as a service contract, the Group has recorded a liability based on the estimated fair value of the Group's legal obligation associated with the entire contract. See note 34(k).

(vi)
Under UK GAAP, deferred taxes are not provided in respect of fair value adjustments made to record the Group's basis in the assets acquired. Under U.S. GAAP, deferred taxes related to fair value adjustments must be provided.

  (b) Revenue Recognition

        Under UK GAAP, the Group recognises the revenue related to connection fees at the time the service is provided. Under U.S. GAAP, the connection fees are recognised over the average customer life of three to six years. Expenses, where exceeding revenue, are only deferred to the extent of revenue.

        "Staff Accounting Bulletin No. 104" ("SAB 104") provides guidance on revenue recognition under U.S. GAAP. Amongst other items, SAB 104 addresses the timing of revenue recognition relating to non-refundable, up-front fees. The Group performs a detailed analysis of their connection fees and associated expenses accordingly.

  (c) Revaluations

        In accordance with UK GAAP, the Group's consolidated financial statements are prepared in accordance with the historical cost convention except that property is periodically restated on the basis of appraised values. Subsequent depreciation is computed on the revalued amounts. Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Under U.S. GAAP depreciation charges would have been €3 million and €4 million lower, for the financial years ended 31 March 2004 and 31 March 2005 respectively, since the assets would have had a lower depreciable base.

        Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Adjustment of the amounts reported under UK GAAP for property to the amounts reportable under U.S. GAAP would result in a reduction of the book value of tangible fixed assets by €91 million and €87 million as at 31 March 2004 and 31 March 2005 respectively.

  (d) Provisions for Restructuring and Transformation Costs

        Under UK GAAP, the Group had recorded provisions for fundamental restructuring and certain voluntary redundancy schemes in respect of staff restructuring and other aspects of its business transformation, which are in the course of implementation, when a legal or constructive obligation exists, and the amount can be reasonably estimated.

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

        The following table reconciles the movement in the staff restructuring provisions as presented under UK GAAP to the amounts presented under U.S. GAAP (see note 19):

	Staff Restructuring Provision Under UK GAAP	Adjustment	Staff Restructuring Provision Under U.S. GAAP
	€'m	€'m	€'m
As at 31 March 2002	153	(153)	—
Utilised	(83)	—	(83)
Charged to the consolidated profit and loss account	11	94	105
Transfer from accruals	36	—	36
Transfer from provision for exit from certain international and multimedia activities	9	(9)	—

As at 31 March 2003	126	(68)	58

Utilised	(45)	—	(45)
(Credited)/charged to the consolidated profit and loss account	(1)	60	59

As at 31 March 2004	80	(8)	72

Utilised	(7)	—	(7)
Transfer	(1)	—	(1)
Charged to the consolidated profit and loss account	6	8	14

As at 31 March 2005	78	—	78

  (e) Provision for exit from certain international and multimedia activities

        Under UK GAAP, the Group had recorded provisions for the exit from certain international and multimedia activities as part of its business transformation, which are in the course of implementation when a legal or constructive obligation exists, and the amount can be reasonably estimated.

        Under U.S. GAAP, these transformation costs, which mainly relate to involuntary contract termination and voluntary staff exit costs, did not qualify as exit costs based on guidance provided by the Emerging Issues Task Force Consensus 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)" ("EITF 94-3"). Certain costs related to warranties accrued under UK GAAP, as a result of discontinuing certain activities, did qualify for accrual under EITF 94-3.

        The following table reconciles the movement in the provision for exit from certain international and multimedia activities as presented under UK GAAP to the amounts presented under U.S. GAAP:

	Provisions for Exit from Certain International and Multi-Media Activities under UK GAAP	Adjustment	Provisions for Exit from Certain International and Multi-Media Activities under U.S. GAAP
	€'m	€'m	€'m
As at 31 March 2002	11	(8)	3
Utilised	(2)	—	(2)
Credited to the consolidated profit and loss account	—	(1)	(1)
Transfer to provision for restructuring and transformation costs	(9)	9	—

As at 31 March 2003 and 2004 and 2005	—	—	—

  (f) Debt Issue Costs

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

        The adjustment of €1 million for the year ending 31 March 2005 relates to differences in the timing of amortisation arising under UK GAAP and U.S. GAAP.

  (g) Pension Costs

        Under UK GAAP, pension costs are determined in accordance with Statement of Standard Accounting Practice No. 24, "Accounting for Pension Costs", and costs are expensed over employees' working lives. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87, "Employers Accounting for Pensions", ("SFAS No. 87") and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", ("SFAS No. 88"). In accordance with the requirements of U.S. GAAP, the Group performs annual pension valuations. Differences between the amounts under UK GAAP and U.S. GAAP arise from the requirement to use different actuarial methods and assumptions and the method of amortising surpluses or deficits.

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

  (i) ESOT Trust

        On 1 April 1999, the eircom Employee Share Ownership Trust ("ESOT") was established for the benefit of eligible employees. The ESOT was funded by a combination of third party loans, loans from the Group and contributions of shares by the Group.

        The net assets of the ESOT were divided into approximately 329 million units. The units were allocated to employees, subject to a minimum period of twelve months of qualifying employment with the Group, who had entered into contracts of participation with the ESOT. Employees that ceased to be employed by the Group retained their right to the units allocated before the termination of their service. Each eligible employee was allocated the same number of units (pro rated if the service period is less than 5 years at 1 November 2003). The units of the ESOT have been allocated to eligible employees through eleven notional allocations over a five year period ending 1 November 2003.

        At 31 March 2003, 31 March 2004 and 31 March 2005, the Trust held the following allocated and unallocated shares in the Group based on the proportion of allocated and unallocated units of the Trust:

	Valentia Telecommunications	eircom Group plc	eircom Group plc
	Number of shares at 31 March 2003	Number of shares at 31 March 2004	Number of shares at 31 March 2005
Ordinary Shares allocated	—	216,213,709	157,031,531
Convertible Preference Shares allocated	—	173,000,000	158,583,333
Trancheable Redeemable Preference Shares allocated	—	66,000,000	671,083
Redeemable Preference Shares allocated	—	4,169,893	531,870
Non-voting Deferred Shares	—	598	6,474,437,398
Class A shares allocated	19,928,792	—	—
Class A shares unallocated	4,406,208	—	—
Class B shares allocated	6,502,347	—	—
Class B shares unallocated	1,437,653	—	—
ESOT Preference Shares allocated	1,957	—	—
ESOT Preference Shares unallocated	433	—	—

        At 31 March 2004 and 31 March 2005, the Trust held the following allocated shares in Vodafone Group plc:

	Number of shares at 31 March 2004	Number of shares at 31 March 2005
Vodafone Group plc shares allocated	67,943,924	67,941,845

        Under UK GAAP, the lump sum payment in respect of establishing the ESOT Trust of €127 million, paid to the ESOT by the Group, was expensed in the consolidated profit and loss account of the Group in the financial year ended 31 March 1999. No further expense arises under UK GAAP.

        Under U.S. GAAP, the Group applies the provisions of AICPA Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). Accordingly, at 31 March 2003, the unallocated third party debt of the ESOT, and related accrued interest, were recorded in the Group's consolidated balance sheet. At 31 March 2004 and 31 March 2005, since all units of the trust had been allocated, there was no third party debt recorded in the Group's consolidated balance sheet.

        The unallocated note payable from the Trust to the Group and the related unallocated note receivable from the Trust at 31 March 2003 were not recorded on the consolidated balance sheet of the Group. The unallocated Class A and B shares of the Group held by the Trust at 31 March 2003 were recorded as unearned ESOT shares in stockholders' equity at their fair values at the time they were acquired by the ESOT. Dividends on unallocated shares were used to repay the unallocated ESOT debt and interest. The dividends on unallocated ordinary shares were not considered dividends under U.S. GAAP for financial reporting purposes and were reported as a reduction of debt and dividends payable. Both the unallocated and allocated ESOT Preference Shares as of 31 March 2003, and the allocated Convertible Preference Shares, Trancheable Redeemable Shares and Redeemable Preference Shares as of 31 March 2004 and 31 March 2005 have been recorded outside of permanent equity since they are redeemable for cash by the participants.

        As of 31 March 2003, the unallocated cash and shares in Vodafone Group plc held by the Trust were recorded on the balance sheet of the Group in proportion to the unallocated units of the Trust as part of the ESOT trust assets under U.S. GAAP. The unallocated Vodafone Group plc shares were classified as available for sale securities. Management determined that the decline in the fair value of these shares was other than temporary. As a result, the Group recognised an impairment on the Vodafone Group plc shares of €29 million for the financial year ended 31 March 2003. There was no further decline in the fair value of the unallocated Vodafone Group plc shares during the financial year ended 31 March 2004. All shares were allocated at 31 March 2004.

        Under U.S. GAAP, the Group recognised administrative charges incurred by the ESOT, interest expense on the unallocated ESOT debt, and trust expense equal to the average fair value of the Trust units allocated during the period that the employees earn the allocation. As all units were allocated at 31 March 2004, no charge arises during the financial year ended 31 March 2005.

        Trust units allocated to employees totalled 60.0 million and 60.7 million in the financial year ended 31 March 2003 and the financial year ended 31 March 2004, respectively. Trust expense totalled €99 million and €92 million in the financial year ended 31 March 2003 and the financial year ended 31 March 2004, respectively. Since all units of the Trust have been allocated as of 31 March 2004, there will be no further compensation charges related to the allocation of shares by the ESOT in the financial year ended 31 March 2005.

  (j) Capitalised Interest Costs

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

        The U.S. GAAP, adjustments resulted in cumulative gross recognised interest of €19 million and €25 million and accumulated amortisation of €6 million and €9 million as at 31 March 2004 and 31 March 2005, respectively. Interest recognised amounted to €7 million, €6 million and €7 million and amortisation amounted to €2 million, €3 million and €4 million for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005, respectively.

  (k) Indefeasible Rights to Use

        During the financial year ended 31 March 2002, the Group entered into indefeasible rights to use ("IRU") contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under UK GAAP, the income associated with the service portion of the sales contract is being recognised over a seven-year period, and the remaining IRU income was recognised when the contract was entered into. Under U.S. GAAP, the sales contracts were accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period. Under UK GAAP, the purchase contracts have been accounted for as a capital asset depreciated over a seven-year period. Under U.S. GAAP, the purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight line basis as rent expense over a seven year period.

  (l) Impairment of Long-Lived Assets

        Under UK GAAP, the Group recognised impairments for certain assets based on results of revaluations and other factors including a review of discounted future cash flows where appropriate. Under SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), an asset is considered to be impaired when its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The undiscounted cash flows include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Under UK GAAP, the Group also recognised impairment losses arising from revaluations of land and buildings where the revalued amount of a fixed asset is below the carrying value of the fixed asset. To the extent that the revalued amount of the fixed assets are below the historical cost, the impairment charge is recognised in the profit and loss account under UK GAAP. For certain long-lived assets impaired by the Group under UK GAAP, the sum of the undiscounted cash flows directly associated with the assets exceeded their carrying value. Thus, the criteria for impairment under SFAS No. 144 were not met, and a portion of the impairment expense recognised under UK GAAP was added back to net income for U.S. GAAP purposes.

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

        During the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 the Group recognised impairment charges in respect of land & buildings of €15 million, €38 million and €nil, respectively, where the revalued amount was below the historical cost of the relevant fixed assets. Under US GAAP the sum of the undiscounted cash flows directly associated with the assets exceeded their carrying value. Thus, the criteria for impairment under SFAS No. 144 were not met, and the impairment expense recognised under UK GAAP was added back to net income for U.S. GAAP purposes.

  (m) Asset Held for Sale

        From 2 November 2001, when eircom Limited was acquired by Valentia Telecommunications, under UK GAAP, the results of Golden Pages Limited were not consolidated into the Group since it was required to be reclassified as an asset held for sale under UK GAAP, up to its date of exit in May 2002. Under U.S. GAAP, in accordance with APB No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", ("APB No. 30"), Golden Pages Limited did not meet the criteria of an asset held for sale at 2 November 2001. For purposes of U.S. GAAP, the results of operations of Golden Pages Limited have been included in the financial statements as a discontinued operation up until its exit in May 2002.

        The net assets of Golden Pages Limited at the exit date consisted of the following:

As at 2 May 2002
€'m
Tangible assets	10
Intangible assets	139
Stocks	9
Debtors	4
Cash	12
Creditors	(9)
Minority interest	(10)

Net assets	155

  (n) Share Options

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

        Under U.S. GAAP, compensation expense on share option grants is recognised as the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.

        Under U.S. GAAP, where options are granted over junior stock, compensation expense is not recognised until the transferability restrictions on the underlying junior stock lapse. At the Admission date (24 March 2004), the transferability restrictions on the junior stock lapsed and compensation expense was recognised for outstanding junior stock awards and for option awards over junior stock for the difference between the Admission price and the exercise price of the option (see note 35 (g)).

        Under U.S. GAAP, compensation expense for awards under the Key Executive Share Award Plan for the fair value of the share award on the date of grant is recognised over the two-year vesting period (see note 35 (g)).

  (o) Deferred Taxes

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

  (p) Preference Shares

        Under U.S. GAAP, the Redeemable Preference Shares, the Convertible Preference Shares and the Trancheable Redeemable Preference Shares are considered mandatorily redeemable since the conditions for redemption are not solely within the control of the Group. Under U.S. GAAP, mandatorily redeemable securities are initially recorded at their fair value and subsequently accreted to their redemption value, such that the carrying value is equivalent to the redemption value on the date the option to redeem is exercisable. The Redeemable Preference Shares and the Trancheable Redeemable Preference Shares are redeemable at the option of the holder once they have been appropriated to the beneficiaries of the ESOT (see note 21 and note 34(i)). The Convertible Preference Shares are first redeemable at the option of the holder from November 2013. All preference shares are redeemable at their deemed subscription prices plus cumulative unpaid dividends and interest. Therefore, the initial fair value of the preference shares approximates their redemption value.

        In accordance with U.S. GAAP, the Redeemable Preference Shares and the Trancheable Redeemable Preference Shares are recorded initially at their fair value and classified as liabilities. For the financial years ended 31 March 2004 and 31 March 2005, dividends accrued on these shares are recorded as interest expense. The Convertible Preference Shares are recorded initially at their fair value and classified outside of permanent shareholders equity as temporary equity.

        During the financial year ended 31 March 2004, Non Voting Third Party Preference shares and Non Voting Adviser Preference shares in existence on 31 March 2003 were redeemed in accordance with their terms. All unpaid dividends were also paid. For purposes of U.S. GAAP, the €29 million dividends on preference shares includes the redemption premium of €1 million related to the Non-Voting Third Party Preference Shares paid during the financial year ended 31 March 2004.

        During the financial year ended 31 March 2005, 3,638,023 Redeemable Preference Shares and 65,328,917 Trancheable Redeemable Preference Shares were redeemed in accordance with their terms.

        The following table presents the Redemption Value of the classes of mandatorily Redeemable Preference Shares at 31 March 2004 and 31 March 2005:

	As at
	31 March 2004	31 March 2005
	€'m	€'m
Convertible Preference Shares	174	159
Trancheable Redeemable Preference Shares	66	1
Redeemable Preference Shares	4	—
Less: cumulative unpaid preference dividends accrued	(1)	—

	243	160

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

  (q) Income Statement

        Under UK GAAP, exceptional items are items which are derived from events or transactions which individually, or if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Additionally, some of these exceptional charges under UK GAAP are included after operating profit if certain criteria are met. Under U.S. GAAP, only items which are considered unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as "extraordinary" items. Under U.S. GAAP, extraordinary items are presented below income before extraordinary items in the income statement. Under U.S. GAAP, restructuring charges, fixed asset impairments, gains and losses on disposals, and other charges, disclosed as exceptional expenses under UK GAAP, do not meet the criteria for presentation as extraordinary items under U.S GAAP. Additionally, under U.S. GAAP these exceptional items would be separated between continuing and discontinued operations.

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

        A summary of the Group's income statements, as calculated under UK GAAP and classified in accordance with U.S. GAAP, follows:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'m	€'m	€'m
Sales	1,682	1,628	1,602
Cost of sales	(1,354)	(1,243)	(1,189)

Gross profit	328	385	413
Operating expenses
Selling, general and administration costs	(243)	(267)	(235)

Net operating income	85	118	178
Other income/(expenses)
Interest income	25	6	8
Interest expense	(159)	(214)	(135)
Income from Associates' operations	—	—	1
Gain on disposal of fixed assets	2	—	—
Gain on exit of business divisions	1	1	—

Other expenses (net)	(131)	(207)	(126)
(Losses)/income before income taxes	(46)	(89)	52
Income taxes	6	(14)	(20)

Net (loss)/income	(40)	(103)	32

  (r) Certain Leasing Transactions

        The Group entered into certain lease transactions whereby assets were leased or sold and leased back from the purchaser. In conjunction with each lease transaction, the Group entered into arrangements with third party financial institutions whereby the Group maintains deposits and other financial assets in return for their undertaking to pay the Group's lease payment obligations to the lessor, including the repurchase of the assets. Under UK GAAP and U.S. GAAP, these leases are accounted for as finance leases (capital leases as defined under SFAS No. 13, "Accounting for Leases"). Under UK GAAP, as the Group's lease obligations are fully defeased from the inception of the leases, the deposits and related lease obligations are not recognised as separate assets and liabilities of the Group. Accordingly, the Group records no asset for the deposits and shows no liability for the lease obligations in its consolidated balance sheet. Under U.S. GAAP, the outstanding lease obligations to the lessor would not be regarded as defeased by the deposit held by the third party financial institution, since no legal right of offset exists. As a result, total assets and liabilities as at 31 March 2004 and 31 March 2005, are higher under U.S. GAAP by €146 million and €127 million, respectively.

35.   Additional Disclosure Requirements under U.S. GAAP

  (a) Employee Benefit Plans

  Defined Benefit Plans

        For purposes of the U.S. GAAP reconciliation, the Group adopted the provisions of SFAS No. 87, amended by SFAS No. 132 "Employer's Disclosures about Pensions and Other Postretirement Benefits, an

Amendment of FASB Statements No. 87, 88 and 106". The following table provides the components of net periodic pension costs under U.S. GAAP:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000	€'000
Service costs	35,911	41,462	45,562
Interest costs	112,061	110,588	117,917
Expected return on plan assets	(154,124)	(113,960)	(137,637)
Amortisation of experience	—	20,982	13,990
Special termination benefits	7,954	—	8,946

Net periodic benefit cost recognised in accordance with U.S. GAAP	1,802	59,072	48,778

        The accumulated benefit obligation was €1,594 million and €2,007 million as at 31 March 2004 and 31 March 2005 respectively.

        The charge for special termination benefits is the result of the Group's early retirement schemes, which provide eligible employees with the opportunity to retire early, resulting in additional pension costs.

        The following table provides details about the weighted-average assumptions used to calculate the pension costs during the years ending:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
Discount rate	6.1%	5.5%	5.0%
Expected return on plan assets	7.1%	6.8%	6.7%
Rate of compensation and pension increase	4.0%	3.5%	3.5%

        To develop the expected long-term rate of return on assets assumption, the company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.7% long-term rate of return on assets assumption for the year ended 31 March 2005.

        The following table provides details about the weighted-average assumptions used to calculate the pension obligation as of:

	31 March 2004	31 March 2005
Discount rate	5.00%	4.75%
Rate of compensation and pension increase	3.50%	3.50%

        The dates used to determine pension movements under U.S. GAAP were 31 March 2003, 31 March 2004 and 31 March 2005.

        The following table presents changes in benefit obligation, changes in plan assets and a reconciliation to amounts recorded in accordance with U.S. GAAP:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000	€'000
Changes in benefit obligation:
Benefit obligation at the beginning of the year	1,807,314	2,014,305	2,360,373
Service cost	35,911	41,462	45,562
Interest cost	112,061	110,588	117,917
Plan participants' contributions	17,948	17,099	16,776
Actuarial losses	81,347	242,718	439,949
Benefits paid	(62,254)	(65,799)	(66,411)
Other contributions	14,024	—	—
Special termination benefits	7,954	—	8,946

Benefit obligations at the end of the year	2,014,305	2,360,373	2,923,112

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000	€'000
Changes in plan assets:
Fair value of plan assets at the beginning of the year	2,166,462	1,689,775	2,068,485
Actual return on plan assets	(468,282)	405,977	205,847
Group's contribution	21,877	21,433	37,727
Plan participants' contribution	17,948	17,099	16,776
Benefits paid	(62,254)	(65,799)	(66,411)
Other contributions	14,024	—	—

Fair value of plan assets at the end of the year	1,689,775	2,068,485	2,262,424

	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000
Funded status:
Funded status	(291,888)	(660,688)
Unrecognised actuarial losses	445,882	803,631

Prepaid benefit cost under U.S. GAAP	153,994	142,943

        The pension plan weighted-average asset allocations by asset category are as follows:

	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
Asset Category
Equity securities	68%	68%
Debt securities	12%	11%
Real estate	16%	17%
Other	4%	4%

Total	100%	100%

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

        The expected rates of return are included in note 28(c).

  Cashflows

        Contributions.    The Group expects to contribute €26 million to its defined benefit pension plan in the year ended 31 March 2006.

  Estimated Future Benefit Payments

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension Benefits
€'000
For the years ended 31 March
2006	68,500
2007	72,000
2008	76,000
2009	81,000
2010	84,500
Years 2011-15	496,500

  Defined Contribution Plans

        The Group sponsors a defined contribution pension plan primarily covering executive employees and new entrants. For the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005, contributions made by the Group totalled €3 million, €4 million and €4 million respectively.

  (b) Taxation

        U.S. GAAP deferred tax assets and liabilities are as follows:

	As at 31 March 2004	As at 31 March 2005
	€'m	€'m
Non-current deferred tax liability:
Restructuring provisions	1	—
Prepaid pension obligation	19	18
Capital allowances in excess of depreciation	50	56
Fixed assets uplift	70	62
Intangible assets	20	19
Income to be taxed in future periods	21	20
Other	1	2

Deferred tax liability	182	177

Current deferred tax asset-interest	(2)	(2)

Non-current deferred tax assets:
Provisions for expenses	(9)	(8)
Deferred revenue	(3)	(3)
Derivative financial instruments	(1)	(3)
Other	(2)	(3)

Non-current deferred tax assets	(15)	(17)

Net deferred tax liability	165	158

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

        The following summarised balance sheet has been adjusted to reflect the U.S. GAAP reconciling items and is presented and classified in accordance with U.S. GAAP:

	As at 31 March 2004	As at 31 March 2005
	€'m	€'m
Assets:
Assets:
Current assets	739	698
Non-current assets	3,200	3,040

Total assets	3,939	3,738

Liabilities and shareholders' equity:
Current liabilities	731	664
Non-current liabilities	2,916	2,833

Total liabilities	3,647	3,497
Redeemable preference shares	173	159
Shareholders' equity	119	82

Total liabilities and shareholders' equity	3,939	3,738

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

        The following condensed cash flow statement represents cash flows based on UK GAAP measurement presented and classified in accordance with the U.S. GAAP requirements laid out in SFAS No. 95:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'m	€'m	€'m
Cash inflow from operating activities	364	273	298
Cash outflow from investing activities	(54)	(228)	(122)
Cash outflow from financing activities	(186)	(133)	(140)

Increase/(decrease) in cash and cash equivalents	124	(88)	36
Cash and cash equivalents at beginning of period	316	440	352

Cash and cash equivalents at end of period	440	352	388

  (e) Segmental Information

        The Group's total continuing turnover is comprised of revenue from the following products and services as indicated in the table below:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'m	€'m	€'m
Access (rental and connections)	423	489	557
Voice traffic	651	596	538
Data traffic	104	112	97
Data communications	204	195	180
Interconnect	210	159	165
Other	187	159	154
Discounts	(97)	(82)	(89)

Total	1,682	1,628	1,602

        Of the Group's total turnover of €1,682 million, €1,628 million and €1,602 million for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 respectively, approximately €41 million (2%), €37 million (2%) and €49 million (3%) respectively, was generated from foreign customers located outside of Ireland.

        The Group does not hold significant long-lived assets outside of Ireland.

  (f) Leasing Transactions

        Commitments for minimum rentals for all capital leases, including defeased leases of €127 million (see note 34(r)) which would be included on the consolidated balance sheet prepared in accordance with U.S. GAAP, as at 31 March 2005 are as follows:

Capital leases
€'000
For the years ended 31 March
2006	16,892
2007	29,244
2008	36,237
2009	40,358
2010 and thereafter	31,816

Total minimum lease payments	154,547
Less: amount representing interest	(27,055)

127,492

        The weighted average interest rate of capital leases under U.S. GAAP as at 31 March 2004 was approximately 4.5% and at 31 March 2005 was approximately 5.7%.

  g) Share Based Compensation

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

        During the financial year ended 31 March 2004, all existing options under the C Scheme were exercised and in March 2004, the C Shares ultimately converted to Ordinary Shares upon Admission to the London and Irish Stock Exchanges. No further options will be granted under this plan.

        The following table summarises the transactions of the Group's share option activity for the financial years ended 31 March 2004 and 31 March 2005.

	Number of Shares	Weighted-average Exercise price
		€
Unexercised options committed to issuance 31 March 2003	3,558,800	5.82
Options granted	49,710	5.82
Options exercised	(3,608,510)	5.82

Unexercised options committed to issuance 31 March 2004 and 31 March 2005	—	5.82

  The eircom Group Executive Share Option Plan (E Scheme) (the "E Scheme")

        During September 2003, the shareholders of the Group approved a plan to grant options to acquire 862,598 E Ordinary shares at an exercise price of €5.82 per share to selected senior employees. Upon Admission in March 2004, the plan was amended following the conversion of the E Ordinary Shares into Ordinary Shares such that the exercise price was €5.82 for every five Ordinary Shares, or €1.164 per Ordinary Share. The total number of Ordinary Shares that may be acquired by the option holders under the E Scheme did not exceed 4,312,970. Upon Admission, the options granted under the E Scheme became immediately exercisable for a period of 30 days. The Board had discretion to permit options granted under the E Scheme to be exercised during the period of 12 months following Admission, up to March 2005. All outstanding options under the E Scheme not exercised during this 12-month period lapsed or in certain circumstances may be allowed to be exercised after this date. No further options will be granted under this plan.

        The following table summarises the transactions of the Group's share option activity for the financial years ended 31 March 2004 and 31 March 2005.

	Number of Shares	Weighted-average Exercise price
		€
Unexercised options committed to issuance 31 March 2003	—	—
Options granted	4,312,970	1.16
Options exercised	(2,065,265)	1.16

Unexercised options committed to issuance 31 March 2004	2,247,705	1.16
Options lapsed	(16,540)	1.16
Options exercised	(2,177,700)	1.16

Unexercised options committed to issuance 31 March 2005	53,465	1.16

  The eircom Group Employee Share Option Plan (the "Share Option Plan")

        The Share Option Plan allows eligible employees (including Executive Directors and Senior Management) to be granted options over existing or unissued ordinary shares. The first grant of 8,402,442 options was made under the Share Option Plan to selected senior employees including the Executive Directors, on 22 June 2004 at a price of €1.50.

        The exercise of any options granted under the Share Option Plan is conditional on achievement of performance targets over a three year period. For options granted during the financial year ended 31 March 2005, the Remuneration Committee determined that the exercise of these options would be subject to the following performance target: (i) that the Company's normalised adjusted earnings per share, based on UK GAAP, for the financial year ended 31 March 2007 must exceed 12.05 cents; and

(ii) payment of a dividend of not less than 11 cents per share in each of the financial years ended 31 March 2005, 31 March 2006 and 31 March 2007 which reflects the assumed dividend yield as described in the Listing Particulars published in connection with Listing. Normalised adjusted earnings per share will be calculated by an independent third party. These options become exercisable, once the performance criteria are achieved, on 22 June 2007 and remain exercisable until 22 June 2014.

	Number of Shares	Weighted-average Exercise price
		€
Unexercised options committed to issuance 31 March 2004	—	—
Options granted	8,402,442	1.50
Options lapsed	(52,989)	1.50

Unexercised options committed to issuance 31 March 2005	8,349,453	1.50

        The following table summarises all of the transactions of the entire Group's share option activity for the financial years ended 31 March 2004 and 31 March 2005.

	Number of Shares	Weighted-average Exercise price
		€
Unexercised options committed to issuance 31 March 2003	3,558,800	5.82
Options granted	4,362,680	1.22
Options exercised	(5,673,775)	4.13

Unexercised options committed to issuance 31 March 2004	2,247,705	1.16
Options granted	8,402,442	1.50
Options lapsed	(69,529)	1.42
Options exercised	(2,177,700)	1.16

Unexercised options committed to issuance 31 March 2005	8,402,918	1.50

        The exercise price of all options was greater than the market value of the shares at the date of grant.

        The fair value of options granted for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 reported below has been estimated at the date of grant using Black-Scholes option pricing model with the following assumptions:

	2003	2004	2005
Expected life from vesting date (in years)	N/A	2.75	10.00
Risk-free interest rate	N/A	3.2%	4.5%
Volatility	N/A	36%	19%
Dividend yield	N/A	—	7.33%

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The Group's options granted prior to Admission, had characteristics significantly different from those of traded options, and changes in the subjective input assumptions could materially affect the fair value estimate. Based upon the above assumptions the weighted average fair value of the stock options granted under the E Scheme over Ordinary Shares was €0.06 per option during the financial year ended 31 March 2004. The weighted average fair value of the stock options granted under the Share Option Plan over Ordinary Shares was €0.10 per option during the year ended 31 March 2005.

  The Key Executive Share Award Plan (the "Share Award Plan")

        Certain executive directors and senior executives were granted awards over 1,472,198 Ordinary Shares in March 2004 at a fair value of €1.55 per share. The awards vest 50% annually over two years on the anniversary of the date of Admission, which was 24 March 2004, and will be exercisable at no cost to the holder. The portion to vest in March 2005 did not vest and it is anticipated that these will vest during the year ended 31 March 2006. No further awards will be granted under this plan.

  Other Share Awards

        On Admission, the Group granted 500,000 Ordinary Shares to two of its non-executive directors. The awards were immediately vested. The holders of these shares have agreed not to dispose of more than 50% of their holdings in the Ordinary Shares until 31 December 2005.

        Under U.S. GAAP, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"), the Group has accounted for its share based compensation in accordance with APB No. 25, "Accounting for Stock Issued to Employees". Additionally as the E Ordinary Shares and C Shares were considered junior stock, the Group applied the guidance in FIN 38 to the awards under the C Scheme and E Scheme. In accordance with U.S. GAAP, the Group recorded a compensation charge of €6.6 million related to the C Scheme and the E Scheme during the financial year ended 31 March 2004, since the transferability restrictions and the repurchase provisions lapsed upon Admission.

        Under U.S. GAAP, there was no compensation charge recorded under the Share Award Plan during the financial year ended 31 March 2004 since the shares were granted on 24 March 2004 and vest over two years. During the financial year 31 March 2005, the compensation charge relating to 50% of the shares under the Share Award Plan was €1.1 million.

        Under U.S. GAAP, the compensation charge related to the 500,000 Ordinary Share awards was €775,000, during the financial year ended 31 March 2004.

        Total equity compensation charges under U.S. GAAP were €7.4 million for the financial year ended 31 March 2004 and €2.4 million for the financial year ended 31 March 2005.

        Had the options and awards been accounted for in accordance with the provisions of SFAS No.123, pro forma net income and basic and diluted net earnings per share would have been as follows for the financial years ended 31 March 2004 and 31 March 2005:

	Financial year ended
	31 March 2004	31 March 2005
	€'m	€'m
Net (loss)/profit under U.S. GAAP attributable to ordinary shareholders, as reported	(228)	26
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	7	2
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4)	(1)

Pro forma net (loss)/profit	(225)	27

	€	€
(Loss)/earnings per share:
Basic and Diluted-as reported	(0.43)	0.03
Basic and Diluted-pro forma	(0.42)	0.04

  (h) Other Matters

  Tangible Assets

        Under UK GAAP, on 1 January 1984 tangible assets valued, in accordance with the Postal and Telecommunications Services Act, 1983, at €798.7 million were transferred to the Group. Since the Group did not maintain sufficiently detailed records to determine the historical cost for all assets, the valuation for certain assets was based on the estimated replacement cost, adjusted for depreciation and inflation ("depreciated replacement cost"). The Company has adopted consistent treatment for purposes of U.S. GAAP and thus no UK/U.S. GAAP difference has been recorded.

  Annuity Scheme

        The Group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or in an annuity to be paid out over a period of ten years. Under UK GAAP, the Group calculates the net of the present value of the fixed payment stream due to employees and the fair value of the assets set aside to fund the payment stream on the balance sheet date. Under U.S. GAAP, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The assets have been classified as trading securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", with all unrealised gains or losses recorded through current earnings as a restructuring charge.

        The annuity scheme liability and the fair value of the assets set aside to fund the liability were €155 million and €83 million at 31 March 2004, and €150 million and €72 million at 31 March 2005, respectively.

  (i) Bad Debt Provisions

	As at 31 March 2004	As at 31 March 2005
	€'m	€'m
Trade Debtors	285	285
Provision for Doubtful accounts	(66)	(75)

	219	210

36.   Recently Issued Accounting Standards Applicable to U.S. GAAP

  Recent U.S. GAAP accounting pronouncements

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R "Share-Based Payment"("SFAS 123R") which revises SFAS 123 and eliminates the option to apply the intrinsic value measurement provisions of APB 25. SFAS 123R requires that the cost of all share-based payment transactions be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. For public entities that do not file as small business issuers, the standard is effective for the first interim or annual reporting period that begins after June 15, 2005. The Group adopted SFAS 123R on 1 April 2005 using the modified prospective transition method. Under the modified prospective method, and in accordance with Staff Accounting Bulletin 107 ("SAB 107"), the Group is not required to restate prior year amounts. The Group estimates the application of the expensing provisions of SFAS 123R will result in a pre-tax expense of approximately €2 million in the financial year ending 31 March 2006 excluding additional grants and awards.

        In March 2004, FASB's Emerging Issues Task Force ("EITF") reached consensus on EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). The guidance prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealised losses on investments. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF 03-1-1 "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1" ("FSP EITF 03-1-1"). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-01. The disclosure requirements of EITF 03-01 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 01-1-1. During the period of delay, FSP EITF 01-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-01, excluding paragraphs 10-20, did not impact the Group's consolidated position, results of operations or cash flows. The Group will assess the impact of paragraphs 10-20 of EITF 03-01 once the guidance has been finalised.

        In December 2003, the Securities and Exchange Commission issued "Staff Accounting Bulletin 104" ("SAB 104"). SAB 104 addresses certain aspects of the accounting by a vendor for arrangements that involve more than one deliverable, or unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. SAB 104 has no impact on these financial statements.

VALENTIA TELECOMMUNICATIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Valentia Telecommunications:

        We have audited the accompanying consolidated balance sheets of Valentia Telecommunications and its subsidiaries as of 31 March 2004 and 31 March 2005 and the related consolidated profit and loss accounts, consolidated cash flow statements and reconciliation of movements in consolidated shareholders' funds for each of the three years in the period ended 31 March 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valentia Telecommunications and its subsidiaries at 31 March 2004 and 31 March 2005, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2005, in conformity with accounting principles generally accepted in Ireland.

        Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

PricewaterhouseCoopers
Dublin, Ireland
28 June 2005

Valentia Telecommunications

Consolidated Profit and Loss Account

For the Year Ended 31 March 2005

	Notes	2003	2004	2005
		€'m	€'m	€'m
Turnover	2	1,682	1,628	1,602
Cost of sales		(499)	(410)	(378)

Gross profit		1,183	1,218	1,224

Operating costs before exceptional operating (charges)/credits, depreciation and goodwill amortised	3	(648)	(632)	(695)
Exceptional operating (charges)/credits	3, 4	(13)	(16)	4
Depreciation (net)	3, 10	(399)	(368)	(316)
Exceptional fixed asset impairment	3, 10	—	(38)	—
Goodwill amortised on subsidiary undertakings	3, 9	(38)	(38)	(38)

Total operating costs	3	(1,098)	(1,092)	(1,045)
Group operating profit		85	126	179

Group's share of operating profits of associated undertakings		—	—	1
Total operating profit		85	126	180

Exceptional gain on the disposal of fixed assets		2	—	—
Exceptional gain on the exit from subsidiaries		1	1	—

Profit on ordinary activities before interest and taxation		88	127	180
Interest payable and similar charges (net)	5	(134)	(157)	(129)
Exceptional interest payable and similar charges	6	—	(51)	1

(Loss)/profit on ordinary activities before taxation		(46)	(81)	52
Tax credit/(charge) on (loss)/profit on ordinary activities	7	6	(14)	(20)

(Loss)/profit on ordinary activities after taxation		(40)	(95)	32
Dividend paid and payable (including dividends and other appropriations in respect of non-equity shares)	8	(22)	(609)	(153)

Loss for the financial year	20	(62)	(704)	(121)

All of the group's activities are continuing.

The accompanying notes form an integral part of these consolidated financial statements.

Valentia Telecommunications

Consolidated Balance Sheet

As at 31 March 2005

	Notes	2004	2005
		€'m	€'m
Fixed assets
Intangible assets	9	669	633
Tangible assets	10	2,140	2,029
Investments in associates	11	—	1

		2,809	2,663

Current assets
Stocks	12	10	11
Debtors: amounts falling due within one year	13	327	328
Debtors: amounts falling due after more than one year	13	177	162
Cash at bank and in hand		285	245

		799	746

Creditors: Amounts falling due within one year	14	733	722
Net current assets		66	24

Total assets less current liabilities		2,875	2,687

Creditors: Amounts falling due after more than one year	14	2,273	2,210
Provisions for liabilities and charges	17	242	238

		2,515	2,448

Net assets		360	239

Capital and reserves
Called up share capital
—Equity share capital	19	360	360
Reserves
—Share premium account	20	—	—
—Revaluation reserve	20	91	87
—Capital contribution	20	220	220
—Profit and loss account	20	(311)	(428)

Total equity shareholders' funds		360	239

The accompanying notes form an integral part of these consolidated financial statements.

Valentia Telecommunications

Consolidated Cash Flow Statement

For the Year Ended 31 March 2005

	Notes		2003	2004	2005
			€'m	€'m	€'m
Net cash inflow from operating activities	22	(a)	497	490	524
Returns on investments and servicing of finance	22	(b)	(140)	(218)	(152)
Taxation	22	(c)	4	(14)	(55)
Capital expenditure and financial investment	22	(d)	(239)	(177)	(201)
Acquisitions and disposals	22	(e)	185	(1)	—
Dividends paid to equity shareholders			—	(535)	(155)

Cash inflow/(outflow) before use of liquid resources and financing			307	(455)	(39)
Financing	22	(f)	(182)	300	—

Increase/(decrease) in net cash			125	(155)	(39)

Reconciliation of Net Cash Flow to Decrease/(Increase) in Net Debt

	Notes		2003	2004	2005
			€'m	€'m	€'m
Increase/(decrease) in cash in the financial year			125	(155)	(39)
Cash flow from decrease/(increase) in loans and other debt			182	(80)	—

Decrease/(increase) in net debt	22	(g)	307	(235)	(39)

The accompanying notes form an integral part of these consolidated financial statements.

Valentia Telecommunications

Consolidated Group Statement of Total Recognised Gains and Losses

For the Year Ended 31 March 2005

	2003	2004	2005
	€'m	€'m	€'m
(Loss)/profit on ordinary activities after taxation	(40)	(95)	32
Unrealised surplus on revaluation of properties	7	87	—

Total recognised (losses)/gains for the year	(33)	(8)	32

Note of Consolidated Historical Cost Profits and Losses

        The reported profit on ordinary activities before tax is €52 million (2004: loss of €81 million, 2003: loss of €46 million).

        If account was taken of the impact of assets carried at valuation, this profit would be increased by €4 million (2004: decrease loss by €3 million, 2003: no material difference), to produce a historical cost profit on ordinary activities before tax of €56 million (2004: loss of €78 million, 2003: loss of €46 million). The historical cost loss absorbed after taxation and dividends would be €117 million (2004: loss absorbed of €701 million, 2003: loss absorbed of €62 million).

The accompanying notes form an integral part of these consolidated financial statements.

Reconciliation of Movements in Consolidated Shareholders' Funds

	2003	2004	2005
	€'m	€'m	€'m
(Loss)/profit on ordinary activities after taxation	(40)	(95)	32
Dividends and appropriations	(22)	(609)	(153)

Loss for the financial year	(62)	(704)	(121)
Capital contribution received from parent company	—	220	—
Revaluation surplus	7	87	—

Net reduction in total shareholders' funds	(55)	(397)	(121)
Total shareholders' funds at beginning of year	812	757	360

Total shareholders' funds at end of year	757	360	239

Shareholders' funds are split as follows:
Equity shareholders' funds	505	360	239
Non-equity shareholders' funds	252	—	—

	757	360	239

The accompanying notes form an integral part of these consolidated financial statements.

Valentia Telecommunications

Notes to the Consolidated Financial Statements

1.     Accounting Policies and Estimation Techniques

  (a) Basis of Accounting and Reporting Currency

        The financial statements are prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, in accordance with the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations 1992, and applicable accounting standards. The group financial statements consolidate the financial statements of the company and its subsidiary undertakings. The subsidiary undertakings' financial years are all coterminous with those of the company. A summary of the more important group accounting policies is set out below.

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

        Certain amounts in prior years have been reclassified to conform with the current years presentation.

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

  (c) Intangible Assets

  Goodwill

        The goodwill arising from the purchase of subsidiary undertakings is capitalised and amortised on a straight line basis over its expected useful life. Goodwill represents the excess of the consideration paid for the acquisition of shares in subsidiaries and associated undertakings over the fair value of the separable net assets acquired. The useful lives of goodwill, related to acquired businesses have been determined by reference to the years over which the values of the underlying businesses are expected to exceed the values of their identifiable net assets, and are presumed not to exceed twenty years. The presumption that the useful life of goodwill is twenty years is considered appropriate based on the useful life of the underlying assets and the nature of the business acquired.

  Other Intangible Assets

        Intangible assets purchased are capitalised at cost and amortised over the useful life of the related asset. They consist of purchased monitoring contracts in our residential security systems operation.

  (d) Revenue Recognition

        Turnover comprises the fair value of consideration received in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Turnover is recognised in the period earned by rendering of services or delivery of products. Turnover includes sales by group undertakings but excludes all intercompany sales.

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

        Bundled products (line rentals and calls) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard call rates is normally applied to the traffic element of the bundle.

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

        The group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group's networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

  (e) Cost of Sales

        Costs of sales are mainly settlement fees that the group pays to other authorised operators for traffic that is routed on their networks. Costs of sales also include the cost of equipment sold and commissions paid to third party agents. These commissions relate to sales of eircom products by third parties. Costs are recognised in the same period as the related turnover. This period is based on the term the customer is committed to a contractual service contract. Where customers have no contractual commitment, agents commission and other costs directly attributable to the sale to the customers are recognised as incurred.

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

        Currency swap agreements and forward exchange contracts are used to cover the majority of the group's foreign currency debt position. These are valued at year-end exchange rates and the resulting gains and losses are offset against gains and losses on the translation of the related debt. The interest element of the contracts is reflected in interest payable and similar charges.

        Interest rate swap agreements are used to reduce the effect of interest rate fluctuations. Interest differentials, arising from these agreements, are accrued and reflected in interest payable and similar charges. Gains or losses arising from interest rate swaps which are terminated upon the repayment of the related debt are reflected in interest payable and similar charges.

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

  (j) Tangible Fixed Assets

        Tangible fixed assets are stated at historical cost or valuation, less accumulated depreciation. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers' premises and includes contractors' charges, materials and labour and related overheads directly attributable to the cost of construction. Land and buildings, are stated at a valuation, the basis of which is depreciated replacement cost or open market value, as appropriate. Depreciated replacement cost is the gross replacement cost of fixed assets less depreciation based on that cost and on the age of the assets.

  Depreciation

        Depreciation is provided on tangible fixed assets (excluding land), on a straight line basis, so as to write off their historical cost/valuation less residual amounts over their estimated economic lives. A full year's depreciation is charged to the profit and loss account, on tangible fixed assets (excluding land), in the year the asset becomes available for use. The estimated economic lives assigned to tangible assets are as follows:

Estimated Economic Life (Years)
Asset Class
Buildings	40
Network Services
Transmission Equipment
Duct	20
Overhead cable/poles	10-15
Underground cable	14
Exchanges
Exchange line terminations	8
Core hardware/operating software	4
Others	3-7

        The group's policy is to review the remaining economic lives of tangible fixed assets on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated lives of tangible fixed assets.

        Fully depreciated assets are retained in the cost/valuation of tangible fixed assets and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the consolidated profit and loss account.

  Assets in the course of construction

        Assets in the course of construction represent the cost of purchasing, constructing and installing tangible fixed assets ahead of their own productive use. No depreciation is charged on assets in the course of construction.

  (k) Impairment

        The group undertakes a review for impairment of tangible and intangible fixed assets if events, or changes in circumstances, indicate that the carrying amount of the fixed asset may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realisable value and value in use, the fixed asset is written down to its recoverable amount. The value in use of fixed assets is determined from estimated discounted future net cash flows.

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

  (o) Debtors

        Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debts. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made where necessary based on an analysis of balances by age of debtor, payment history, previous losses experienced and general economic conditions.

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

        The group also operates defined contribution pension schemes for certain of its employees and the profit and loss account is charged with the contributions payable by the group.

        The disclosures required under the transitional arrangements of Financial Reporting Standard 17 "Retirement Benefits" for the year ended 31 March 2005 are shown in Note 25.

  (q) Provisions

        A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured, where material, on a discounted basis.

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

2.     Turnover and Segmental Analysis by Class of Business

        The group provides communications services, principally in Ireland. The group is managed on a unitary basis and has no segments. The group's share of turnover from associates is included in the table below.

	2003	2004	2005
	€'m	€'m	€'m
Turnover
Group	1,682	1,628	1,602
Associates	13	15	20

Total turnover	1,695	1,643	1,622

3.     Operating Costs

	2003	2004	2005
	€'m	€'m	€'m
Staff costs
Wages and salaries & other staff costs	372	376	367
Social welfare costs	15	14	14
Pension costs	41	41	40

	428	431	421
Staff costs capitalised	(44)	(54)	(58)

Staff costs before restructuring programme costs	384	377	363
Restructuring programme costs (including related pension costs)	—	—	72

Net staff costs included in operating costs	384	377	435
Other operating costs (a)	264	255	260

	648	632	695
Exceptional operating charges/(credits) (including certain staff costs (note 4))	13	16	(4)
Depreciation (net) (note 10)	399	368	316
Exceptional fixed asset impairment (note 10)	—	38	—
Goodwill amortised on subsidiary undertakings (note 9)	38	38	38

Total operating costs	1,098	1,092	1,045

  (a) Other operating costs are stated after charging/(crediting):

	2003	2004	2005
	€'000	€'000	€'000
Research costs	154	50	1,048

Hire of plant and machinery	2,891	3,053	3,367

Other operating lease rentals	22,748	22,449	20,096

Net exchange gain on foreign currency borrowings less deposits	(6,238)	(1,134)	(261)

  (b) Services provided by the group's auditor and network firms

        The group obtained the following services from the group's auditor as detailed below:

	2003	2004	2005
	€'000	€'000	€'000
Audit services
Statutory audit	575	590	592
Other audit related services (including non-statutory audits)	361	2,235	730
Audit related regulatory reporting	1,421	2,085	2,255

	2,357	4,910	3,577
Further assurance services	1,444	1,815	342
Tax advisory services	966	144	60

	4,767	6,869	3,979

        Total services, included in the table for the year ended 31 March 2004, in the amount of €2.0 million have not been included in operating costs as they are in respect of audit related and other services provided by the auditors in respect of the group's issue of Senior and Senior Subordinated Notes. The debt issue costs have been offset against the fair value of the related debt and will be amortised over the life of the related debt. This amount is stated exclusive of irrecoverable VAT of €0.2 million.

  (c) Directors' Remuneration

	2003	2004	2005
	€'000	€'000	€'000
Emoluments
—for services as Directors	535	1,338	763
—for other services	1,306	5,707	3,392
—pension contributions	328	3,726	525

	2,169	10,771	4,680

4.     Exceptional Operating Charges/(Credits)

	2003	2004	2005
	€'m	€'m	€'m
Exceptional operating charges/(credits)	13	16	(4)

        In the year ended 31 March 2005, an exceptional credit arose in respect of a €4 million adjustment to the fair values of liabilities acquired on the acquisition by Valentia Telecommunications of eircom Limited on 2 November 2001. The net tax effect of the exceptional credit was to increase the Group tax charge by €1 million.

        In the year ended 31 March 2004, exceptional costs include bonus amounts payable to executives of €19 million, relating to contractual entitlements triggered by the refinancing, which were not capitalised as debt issue costs under UK GAAP and costs incurred of €1 million in connection with refinancing. These costs were partially offset by a €3 million credit relating to compliance matters and €1 million credit relating to restructuring. The net tax effect of the exceptional charge was to reduce the Group tax charge by €2 million.

        In the year ended 31 March 2003, the group incurred a number of non-recurring costs principally in relation to (i) costs incurred in connection with potential refinancing and (ii) charges in relation to a deficit on an annuity scheme provided as part of the restructuring programme. The net tax effect of the exceptional charge was to reduce the group tax charge by €1 million.

        The cash outflows resulting from exceptional charges for the year ended 31 March 2005 were €nil (2004: €40 million, 2003: €19 million). This includes certain cashflows in respect of exceptional charges included in the Profit and Loss account in earlier years.

5.     Interest Payable and Similar Charges (net)

	2003	2004	2005
	€'m	€'m	€'m
Interest and associated finance costs payable in respect of bank loans and other debt:
Repayable within 5 years	17	43	51
Repayable wholly or partly in more than 5 years	142	112	81
Amortisation of issue costs of bank loan and other debt	—	7	4

Total interest payable and similar charges	159	162	136
Less: Interest receivable	(25)	(5)	(7)

Net interest payable	134	157	129
Exchange differences arising on foreign currency borrowings
Unrealised gains	(1)	(20)	(12)
Hedging contract losses	1	20	12

Net interest payable and similar charges	134	157	129

6.     Exceptional Interest Payable and Similar Charges

	2003	2004	2005
	€'m	€'m	€'m
Debt issue costs write off	—	27	(1)
Costs arising on exit from interest rate swaps	—	24	—

	—	51	(1)

        In the year ended 31 March 2005, the exceptional credit of €1 million relates to savings on actual costs incurred in conjunction with the group refinancing in March 2004.

        In the year ended 31 March 2004, exceptional costs of €27 million relate to the write-off of debt issue costs on funds borrowed of €1,250 million as part of the reorganisation and refinancing in August 2003. Debt issue costs incurred in respect of this facility were written-off in accordance with FRS 4 "Capital Instruments" which requires that debt issue costs are amortised up to the earliest date on which the repayment option can be exercised, unless there is no genuine possibility that the option will be exercised on that date. The related debt was repaid in March 2004 in conjunction with a group refinancing.

        In addition, the exceptional interest charge in the year ended 31 March 2004 includes €24 million relating to the early exit from interest rate swaps arising as a result of the early payment of the related debt in conjunction with the group refinancing in March 2004.

7.     Tax (credit)/charge on (Loss)/Profit on Ordinary Activities

  (a) Analysis of (credit)/charge in year

	2003	2004	2005
	€'m	€'m	€'m
Current tax:
Irish corporation tax on (loss)/profit for the year	11	21	20
Adjustments in respect of previous periods	(27)	(7)	(4)

Total current tax (credit)/charge (note 7(b))	(16)	14	16
Deferred tax: Origination and reversal of timing differences (note 17)	10	—	4

Tax (credit)/charge on loss on ordinary activities	(6)	14	20

  (b) Factors affecting tax (credit)/charge for year

        The tax assessed for the year is different than the tax (credit)/charge that would arise on applying the standard rate of corporation tax, 12.5%, in the Republic of Ireland. The differences are explained below:—

	2003	2004	2005
	€'m	€'m	€'m
(Loss)/profit on ordinary activities before tax	(46)	(81)	52

(Loss)/profit on ordinary activities multiplied by standard rate of corporation tax 12.5% (2004: 12.5%, 2003: 15.125%)	(7)	(10)	7
Effects of:—
Adjustment in respect of previous periods	(27)	(7)	(4)
Utilisation of tax losses	(1)	(1)	(1)
Capital Allowances in excess of Depreciation	(7)	(4)	(6)
Timing differences	—	5	3
Tax losses unutilised	3	2	—
Income not taxable	(2)	—	—
Gains taxed in prior periods	(2)	(2)	—
Expenses not deductible for tax purposes	27	30	16
Income liable at higher rates	—	1	1

Current tax (credit)/charge for year (note 7(a))	(16)	14	16

  (c) Factors that may affect future tax charges

        The proposed adoption of IFRS for the year ending 31 March 2006 onwards may materially affect the future tax charge.

8.     Dividends Paid and Payable

	2003	2004	2005
	€'m	€'m	€'m
Equity—Ordinary:
Interim dividends of €Nil per share (2004: €1.486 per share)	—	535	—
Proposed final dividend of €Nil per share (2004: €0.297 per share)	—	107	—
Declared final dividend of €0.425 per share (2004: €Nil per share)	—	—	153
Non-equity—Preference:
Preference dividends payable/(waived) on ESOT Preference shares	21	(32)	—
Preference dividends payable on Non Voting Adviser Preference shares	1	(1)	—

	22	609	153

        In July 2003, the holders of the preference shares waived their rights to dividends on the preference shares. The ordinary dividend paid during the financial year ended 31 March 2004 was funded utilising the reserves arising on the cancellation of share premium.

9.     Intangible Assets

	Goodwill	Other Intangible Assets	Total
	€'m	€'m	€'m
Cost
At 31 March 2003	764	—	764
Goodwill adjustment	(3)	—	(3)

At 31 March 2004	761	—	761
Additions	—	2	2

At 31 March 2005	761	2	763

Amortisation
At 31 March 2003	54	—	54
Charge for year	38	—	38

At 31 March 2004	92	—	92
Charge for year	38	—	38

At 31 March 2005	130	—	130

Total Net Book Value at 31 March 2005	631	2	633

Total Net Book Value at 31 March 2004	669	—	669

10.   Tangible Fixed Assets

        a)

	Land & Buildings €'m	Network Plant & Equipment €'m	Total €'m
Cost or Valuation
At 31 March 2003	412	2,398	2,810
Additions	1	206	207
Disposals/retirements	—	(3)	(3)
Exit from subsidiaries	(2)	(1)	(3)
Revaluation surplus	70	—	70

At 31 March 2004	481	2,600	3,081

Cost	1	2,600	2,601
Valuation	480	—	480
Additions	13	196	209
Disposals/retirements	(3)	(1)	(4)

At 31 March 2005	491	2,795	3,286

Cost	13	2,795	2,808
Valuation	478	—	478
Accumulated Depreciation
At 31 March 2003	5	548	553
Charge for year (note 10(c))	17	345	362
Impairment charge (note 10(c))	—	9	9
Exceptional impairment charge	38	—	38
Disposals/retirements	—	(2)	(2)
Exit from subsidiaries	(1)	(1)	(2)
Revaluation surplus	(17)	—	(17)

At 31 March 2004	42	899	941

Charge for year (note 10(c))	17	300	317
Disposals/retirements	—	(1)	(1)

At 31 March 2005	59	1,198	1,257

Total Net Book Value at 31 March 2005	432	1,597	2,029

Total Net Book Value at 31 March 2004	439	1,701	2,140

        b)    The valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at December 2003, valued the properties at €442 million. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis. As a result the carrying value of land and buildings was revalued upwards by €87 million. In addition, there was a revaluation deficit below the net book value of certain land and buildings of €38 million, which was charged to the profit and loss account as an exceptional impairment charge.

        If these land and buildings had not been revalued, they would have been included in the financial statements at the following amounts:

	2004 €'m	2005 €'m
Cost	438	448
Accumulated Depreciation	(90)	(103)

Net Book Value	348	345

        c)     The depreciation charged in the profit and loss account is net of capital grants amortised during the year as follows:—

	2003 €'m	2004 €'m	2005 €'m
Depreciation	387	362	317
Impairment charge included in depreciation	15	9	—
Amortisation of capital grants (note 18)	(3)	(3)	(1)

	399	368	316

        The impairment charge of €9 million, included in depreciation in the year ended 31 March 2004, relates to Global Crossing, International Cable and Synchronous Digital Hierarchy ("SDH") equipment, which has been written off.

        The impairment charge of €15 million, included in depreciation in the year ended 31 March 2003, relates to a revaluation deficit in respect of certain land and buildings.

        d)    Analysis of net book value of land and buildings is as follows:—

	2004 €'m	2005 €'m
Freehold	289	297
Leasehold:
Over 50 years unexpired	113	101
Under 50 years unexpired	37	34

	439	432

        e)    Included in tangible fixed assets is plant and equipment acquired under finance leases as follows:—

	2004 €'m	2005 €'m
Cost	63	63
Accumulated depreciation	(37)	(48)

Net book value	26	15

Depreciation charge for the year	13	11

        f)     Assets in course of construction

        Included in tangible fixed assets are assets in the course of construction of €85 million (2004: €75 million).

11.   Investments in Associates

	2004 €'m	2005 €'m
At beginning of year	—	—
Share of profits, interest and taxation of associated undertakings	—	1

At end of year	—	1

12.   Stocks

	2004 €'m	2005 €'m
Network development and maintenance stocks	4	6
Consumable and other stocks	6	5

	10	11

        The net replacement cost of stocks is not expected to be materially different from that shown above.

13.   Debtors

	2004 €'m	2005 €'m
Amounts falling due within one year:
Trade debtors	219	210
Amounts due from group companies	20	30
Prepayments and accrued income	88	88

	327	328

Amounts falling due after more than one year:
Pension scheme	177	162

        Two subsidiaries of the company are party to a financing transaction under which credit balances and debit balances of the entities may be offset. This offset has been effected in the group balance sheet. The balances of the group so offset were €149 million at 31 March 2005 (2004: €159 million) lease receivables and €149 million at 31 March 2005 (2004: €159 million) in respect of bank loans.

        The defined benefit pension scheme, operated by eircom Limited, was assessed, at the date of the Valentia Telecommunications acquisition of eircom Limited, by the group's independent actuaries on a basis consistent with generally accepted accounting principles. As part of the adjustments to determine the fair value of the assets acquired, an amount of €208 million was included in the balance sheet at 1 November 2001, representing the funding surplus at the acquisition date. This surplus is being amortised in accordance with Statement of Standard Accounting Practice 24 ("Accounting for Pension Costs").

14.   Creditors

	2004 €'m	2005 €'m
Amounts falling due within one year:—
Bank overdrafts (note 15)	1	—
Loans and other debt (note 15)	—	68
Trade creditors	108	81
Corporation tax payable	50	11
PAYE and PRSI	7	7
VAT	25	23
Accruals and deferred income	435	427
Dividends payable	107	105

	733	722

Amounts falling due after more than one year:—
Loans and other debt (note 15)	2,263	2,201
Capital grants (note 18)	10	9

	2,273	2,210

        The amounts due to subsidiary companies are unsecured, interest free and repayable within one year.

15.   Loans and Other Debt

	Within 1 Year €'m	Between 1 & 2 Years €'m	Between 2 & 5 Years €'m	After 5 Years €'m	Total €'m
Group
Loans	—	—	1,240	—	1,240
7.25% Senior Notes due 2013 (listed)	—	—	—	532	532
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	491	491

	—	—	1,240	1,023	2,263
Overdrafts	1	—	—	—	1

At 31 March 2004	1	—	1,240	1,023	2,264

Loans	68	138	1,036	—	1,242
7.25% Senior Notes due 2013 (listed)	—	—	—	534	534
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	493	493

	68	138	1,036	1,027	2,269
Overdrafts	—	—	—	—	—

At 31 March 2005	68	138	1,036	1,027	2,269

        Included in the table are amounts as follows:—

	2004 €'m	2005 €'m
Wholly repayable within 1 year	1	—
Wholly repayable within 5 years	—	—
Repayable, by instalments, within 5 years	1,250	1,250
Repayable, otherwise than by instalments, due after 5 years	1,060	1,060
Debt issue costs (offset against loans due within 5 years)	(10)	(8)
Debt issue costs (offset against Senior Notes due after more than 5 years)	(18)	(16)
Debt issue costs (offset against Senior Subordinated Notes due after more than 5 years)	(19)	(17)

	2,264	2,269

        Loans and other debt are split as follows:

	2004 €'m	2005 €'m
Secured (Senior Credit Facility)	1,250	1,250
Unsecured	1,061	1,060

	2,311	2,310
Debt issue costs	(47)	(41)

Debt issue costs	2,264	2,269

        The Senior Credit Facility is secured, amongst other things, by a pledge of the shares in eircom Limited and Irish Telecommunications Investments Limited ("ITI") and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

16.   Financial Instruments

        The group holds or issues financial instruments for the following main purposes:-

  •
  To finance its operations;

  •
  To employ surplus funds;

  •
  To manage the interest rate and currency risks arising from its operations and from its sources of finance.

        The group finances its operations out of operating cash flows, bond issues, bank borrowings and finance leases.

        Derivative instruments are contractual agreements whose value reflects price movements in an underlying asset and liability. The group uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk. Derivative activity is carefully controlled and appropriately used and is an effective means of managing risk.

        The main risks arising from the use of financial instruments are market rate risk, liquidity risk and credit risk. Responsibility for managing these risks rests with the Board of Directors and, in respect of certain activities, the Treasury Committee, a management committee chaired by the Chief Financial Officer. It is, and has been throughout the period under review, the group's policy not to trade in financial instruments.

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

        The main derivatives used are interest rate swaps and currency swaps. It is group policy to hedge the majority of currency risk in currencies, which are not denominations of the euro. The group seeks to manage the fixed/floating mix of its borrowings with the aim of controlling cost while mitigating its exposure to interest rate risk. The group achieves fixed rates on borrowings either directly through the use of fixed rate debt or indirectly through the use of interest rate swaps. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.

  Interest rate risk profile of financial assets

        There were floating rate deposits outstanding of €245 million at 31 March 2005 (2004: €285 million). The interest rate on these deposits is generally based on the appropriate Euribor rate.

  Interest rate risk profile of the group's financial liabilities

  Bank and Other Borrowing
  (Debt net of Swaps)

	Local Currency			Local Currency
	Fixed 2004 €'m	Floating 2004 €'m	Total 2004 €'m	Fixed 2005 €'m	Floating 2005 €'m	Total 2005 €'m
EUR	1,335	751	2,086	1,335	750	2,085
Other currencies	225	—	225	225	—	225

Total all currencies	1,560	751	2,311	1,560	750	2,310

        The group has no interest-free financial liabilities.

        At 31 March 2005, the group had currency swap contracts of €225 million (2004: €225 million) outstanding. Variable rates on loans and swaps are based on Euribor. After adjusting for the effect of swaps, €1,560 million (2004: €1,560 million) of bank and other debt bore interest at fixed rates, with a weighted average interest rate of 6.6% (2004: 6.6%).

        The weighted average life of the fixed rate debt and swaps is set out in the following table:-

  Weighted Average Residual Maturity in Years of Fixed-Rate

	2004	2005
Underlying Debt	9.4	8.4
Swaps:
we receive fixed interest	—	—
we pay fixed interest	3.0	2.0

  Currency exposures

        As at 31 March 2005, after taking into account the effects of currency swaps and forward foreign exchange contracts, the group has no material currency exposure.

  Fair values

        Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale.

        The following tables provide comparisons of the carrying amounts and fair values of the group's fixed-rate financial assets and financial liabilities, including derivatives, currency swaps and forward exchange contracts. The fair values of short-term deposits, floating-rate loans and overdrafts approximate to their carrying amounts.

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

	31 March 2004		31 March 2005
	Book Value €'m	Fair Value €'m	Book Value €'m	Fair Value €'m
Financial assets
Cash	285	285	245	245

Liabilities
Underlying debt
Fixed rate	1,040	1,116	1,028	1,147
Floating rate	1,251	1,251	1,250	1,250

Total	2,291	2,367	2,278	2,397

Debt net of swaps
Fixed rate	1,560	1,642	1,560	1,704
Floating rate	751	751	750	750

Total	2,311	2,393	2,310	2,454

Interest rate swaps liability	—	—	—	(2)

Currency swaps liability	(20)	(26)	(32)	(55)

  Liquidity risk

        The objective of liquidity management is to ensure the availability of sufficient funds to meet the group's requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines.

        The maturity profile of group debt is set out in Note 15 of the Financial Statements.

        The group has a €150 million (2004: €150 million) committed borrowing facility expiring in March 2009 which was undrawn at 31 March 2005. All conditions precedent had been met at 31 March 2005.

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

        Interest differentials arising on swap agreements are accrued and reflected in interest payable. Consequently, changes in fair value attributable to movements in interest rates are not recognised.

        The table below shows the extent to which the group had unrecognised losses, in terms of fair value, at 31 March 2004 and 31 March 2005.

	2004	2005
	€'m	€'m
Unrecognised losses
Loss on contracts outstanding at start of year	(41)	(6)

Of which:
Included in financial year	41	1

Not included in financial year	—	(5)
Unrecognised loss arising in financial year	(6)	(20)

Loss on contracts at end of year	(6)	(25)

Of which:
Expected to be included in next financial year	(1)	(3)

Expected to be included in later years	(5)	(22)

17.   Provisions for Liabilities and Charges

	Staff Restructuring	Onerous Contracts	Other	Deferred Taxation	Total
	€'m	€'m	€'m	€'m	€'m
As at 31 March 2003	126	10	75	82	293
Utilised in year	(45)	(10)	(6)	—	(61)
Profit and loss (credit)/charge (net)	(1)	—	11	—	10

As at 31 March 2004	80	—	80	82	242

Transfer	(1)	3	1	—	3
Utilised in year	(7)	—	(7)	—	(14)
Profit and loss charge/(credit) (net)	6	1	(4)	4	7

As at 31 March 2005	78	4	70	86	238

  Staff Restructuring

        The group has a constructive obligation in respect of staff restructuring. The amount of the provision is based on the group's past experience of restructuring and the discussions to date with employees and their representative unions. The provision is in respect of a net deficit on an annuity plan of €78 million (2004: €72 million) offered as part of the restructuring programme. As at 31 March 2005, the provision is expected to be utilised over a period of eight years.

        During the year ended 31 March 2004, €45 million of the provision was utilised primarily to pay for staff exits under the fundamental Restructuring Programme. There was a release of €1 million in relation to a provision for restructuring in the year ended 31 March 2004.

  Onerous Contracts

        In the year ended 31 March 2005, the group has onerous contracts in relation to leases on vacant properties. The provision is based on contracted terms and the liability is expected to be discharged during the year ended 31 March 2006.

        At 31 March 2003, the group had onerous contracts in relation to international capacity commitments. The provision was based on contracted terms and the liability was paid in the year ended 31 March 2004.

  Other

        The group is self insured in respect of certain personal injury and damage claims. There is a provision for the estimated cost of incidents which have occurred up to 31 March 2005, based on a case by case review with actuarial assistance. The payments will be made as the cases are settled. The group also has a provision for costs arising from certain compliance matters. There was a release of €7 million (2004: €3 million) in relation to a provision for costs arising from certain compliance matters in the year ended 31 March 2005.

  Deferred Taxation

        In accordance with FRS 19, the group's policy is to provide for taxation on a full liability basis. Deferred taxation liabilities arise from capital allowances and other timing differences.

        The deferred taxation provision consists of:

	2004	2005
	€'m	€'m
Timing difference on pension prepayment	22	20
Capital allowances and other timing differences	60	66

	82	86

        No deferred tax is provided on timing differences arising from the revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will be rolled over. The total amount unprovided for is estimated at €57 million (2004: €60 million). Such deferred tax would become payable only if the fixed assets were sold.

18.   Capital Grants

	2004	2005
	€'m	€'m
Received/receivable
At start of year	22	23
Received/receivable during year	1	—

At end of year	23	23

Amortisation
At start of year	10	13
Amortisation to profit and loss (note 10(c))	3	1

At end of year	13	14

Net book value at end of year	10	9

        The capital grants received by the group relate to programmes to develop the Irish telecommunications infrastructure and were sponsored by the European Union.

19.   Share Capital

	2004 Authorised	2004 Issued & Fully Paid	2005 Authorised	2005 Issued & Fully Paid
	€'m	€'m	€'m	€'m
Ordinary Share Capital
Ordinary Shares of €1 each
Authorised—630,001,000 (2004: 630,001,000)	630		630
Issued—359,940,106 (2004: 359,940,106)		360		360

	630	360	630	360

        There were no alterations to the authorised and issued share capital of the company during the year ended 31 March 2005.

20.   Reserves

	Share Premium Account	Revaluation Reserve	Capital Contribution	Profit And loss Account
	€'m	€'m	€'m	€'m
Group
As at 31 March 2003	539	7	—	(149)
Loss for the financial year	—	—	—	(704)
Revaluation surplus	—	87	—	—
Transfer on realisation of revalued assets	—	(3)	—	3
Bonus issue and cancellation of shares	(539)	—	—	539
Capital contribution from parent company	—	—	220	—

As at 31 March 2004	—	91	220	(311)
Loss for the financial year	—	—	—	(121)
Transfer on realisation of revalued assets	—	(4)	—	4

As at 31 March 2005	—	87	220	(428)

21.   Post Balance Sheet Events

  Disposal of Properties

        Since the year end the group has disposed of certain properties. The group expects to realise a profit (after tax) of circa €34 million on these sales based on the excess of net sales proceeds receivable over the carrying value of these assets at year end.

22.   Amounts in Group Cash Flow Statement

        Amounts included in the group cash flow statement are reconciled or analysed as follows:—

  (a) Net Cash Flow from all Operating Activities

	31 March 2003	31 March 2004	31 March 2005
	€'m	€'m	€'m
Group operating profit	85	126	179
Depreciation, impairment and amortisation	437	444	354
Amortisation of pension surplus	16	16	15
Cash flows relating to fundamental restructuring, business exits and other provisions	(63)	(59)	(49)
Non-cash restructuring programme costs	—	—	25
Non-cash exceptional charges/(credits)	10	(6)	(4)
Cash flows relating to prior year exceptional charges	(7)	(8)	(1)
Working Capital
Decrease/(increase) in stocks	4	—	(1)
Decrease in creditors	(127)	(31)	(2)
Decrease in debtors	142	8	8

Net cash inflow from operating activities	497	490	524

  (b) Return on Investment and Servicing of Finance

	31 March 2003	31 March 2004	31 March 2005
	€'m	€'m	€'m
Interest received	24	3	6
Interest paid	(161)	(146)	(132)
Exceptional interest on exit from interest rate swaps	—	—	(24)
Debt issue costs paid	(3)	(75)	(2)

	(140)	(218)	(152)

  (c) Taxation

	31 March 2003	31 March 2004	31 March 2005
	€'m	€'m	€'m
Corporation tax refund received	17	—	3
Corporation tax paid	(13)	(14)	(20)
Taxation paid on exceptional gain on the exit from Golden Pages	—	—	(38)

	4	(14)	(55)

  (d) Capital Expenditure and Financial Investment

	31 March 2003	31 March 2004	31 March 2005
	€'m	€'m	€'m
Payments to acquire tangible fixed assets	(197)	(209)	(194)
(Payment to)/repayment from ESOT	(50)	50	—
Receipts from disposal of fixed assets	8	1	3
Capital grants received	—	1	—
Advance to parent undertaking	—	(20)	(10)

	(239)	(177)	(201)

  (e) Acquisitions and Disposals

	31 March 2003	31 March 2004	31 March 2005
	€'m	€'m	€'m
Purchase of subsidiary undertakings	(9)	—	—
Disposal of subsidiary undertaking	3	—	—
Receipt in respect of assets held for resale	191	—	—
Cash disposed with subsidiary undertakings	—	(1)	—

	185	(1)	—

  (f) Financing

	31 March 2003	31 March 2004	31 March 2005
	€'m	€'m	€'m
Repayment of loan capital	(181)	(2,230)	—
Issue of senior and subordinated notes	—	1,060	—
Additions to loan capital	—	1,250	—
Capital contribution from parent company	—	220	—
Capital element of finance lease payments	(1)	—	—

Net cash (outflow)/inflow from financing	(182)	300	—

  (g) Analysis of Net Debt

	At 31 March 2003	Cash flows	Other	At 31 March 2004	Cash flows	Other	At 31 March 2005
	€'m	€'m	€'m	€'m	€'m	€'m
Cash at bank and in hand	440	(155)	—	285	(40)	—	245
Overdrafts	(1)	—	—	(1)	1	—	—

	439	(155)	—	284	(39)	—	245
Debt due within one year	(105)	105	—	—	—	(68)	(68)
Debt due after one year	(2,125)	(185)	47	(2,263)	—	62	(2,201)

	(1,791)	(235)	47	(1,979)	(39)	(6)	(2,024)

23.   Principal Subsidiary and Associated Undertakings

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2005	Business	Registered Office and Country of Incorporation
eircom Funding (an unlimited public company)	100%	Financing Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen's Green West, Dublin 2, Ireland
Irish Telecommunications Investments Limited	100%	Telecommunications Financing and Treasury Management	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (U.S.) Limited	100%	Marketing of Telecom Services in U.S.A.	114 St. Stephen's Green West, Dublin 2, Ireland.
Osprey Property Limited	100%	Property Development Company	Leitrim House, Upper Stephen's Street, Dublin 8.
Eirtrade Services Limited	100%	Provision of Electronic Trading Services	114 St. Stephen's Green West, Dublin 2, Ireland.

eircom Phonewatch Limited	100%	Installation, Monitoring and Maintenance of Residential Security Systems	114 St. Stephen's Green West, Dublin 2, Ireland.
Indigo Group Limited	100%	Provision of Internet Services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom UK Limited	100%	Provision of Telecommunications and Related Services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, UK.
Lan Communications Limited	100%	Systems Integrator	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Investments BV	100%	Investment Holding Company	Strawinskylaan 3105 7HG 1077 ZX, Amsterdam, The Netherlands.
Eircable Limited	100%	Investment Holding Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Holdings Limited	100%	Investment Holding Company	114 St. Stephen's Green West, Dublin 2, Ireland.
Continuous Communications Systems Limited	100%	Communications Contractors	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (Infonet Ireland) Limited	100%	Provision of Global Data Services	114 St. Stephen's Green West, Dublin 2, Ireland.
GoFree Limited	100%	Property Investment Company	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Net BV	100%	Investment Holding Company	Strawinskylaan 3105 7HG 1077 ZX, Amsterdam, The Netherlands.
eircom International Networks Limited	100%	Provision of Telecommunications and Related Services	114 St. Stephen's Green West, Dublin 2, Ireland.
Associated undertakings	Interest in Ordinary Shares at 31 March 2005	Business	Registered Office and Country of Incorporation
eircom Enterprise Fund Limited	50%	Seed Capital Company and Early Stage Fund Company	114 St. Stephen's Green West Dublin 2, Ireland.
Beacon Integrated Solutions Limited	49%	Information Technology Consultancy	Howley's Quay, Limerick, Ireland

Telecom Engineering Services Limited	35%	Telecommunications Engineering Services	Unit 14, Cherry Orchard Industrial Estate, Dublin 10, Ireland
Altion Limited	33%	Telecommunications Software Solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.
Buy4Now Limited	22%	E-commerce Software Developer	9 The Mall, Beacon Court, Bracken Road, Sandyford Industrial Estate, Dublin 18, Ireland.

        Telecom Engineering Services Limited has a financial year ending on 31 July 2004.

24.   Employees

        The average number of persons employed by the group during the year was as follows:—

	31 March 2003	31 March 2004	31 March 2005
Fixed line network and other communications
Operations/Technical	5,700	5,335	4,966
Sales/Customer Support	2,871	2,439	2,128
Administration	558	532	501

Total	9,129	8,306	7,595

25.   Pensions

        (a)   The group's pension commitments are funded through separately administered Superannuation Schemes and are principally of a defined benefit nature. The total group pension charge, including contributions to the group's defined contribution scheme, in respect of the year ended 31 March 2005 was €40 million (2004: €41 million, 2003: €41 million). In respect of the principal scheme, the contributions represent a rate of 8.2% of pensionable emoluments, as advised by the group's Actuaries. The results for the year ended 31 March 2005 include amortisation of €15 million (2004: €16 million, 2003: €16 million) in respect of a pension surplus of €208 million, arising on the Valentia Telecommunications acquisition of eircom Limited.

        The last Actuarial Valuation of the principal scheme was carried out, using the attained age method, as at 31 March 2005 by Mercer Human Resource Consulting who are actuaries to the Scheme but are neither officers nor employees of the group.

        The actuarial method used involved determining an appropriate future group contribution rate designed to fund the projected liabilities of the Scheme related to service subsequent to 1 January 1984 over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial valuation was that the Scheme's investments will earn a real rate of investment return, over and above salary inflation and pension increases, between 2.5% and 2.75% per annum. At the date of the last actuarial valuation, the market value of the pension scheme assets was €2,190 million and the actuarial valuation of the assets attributable to the pension fund was sufficient to meet more than 100% of the value of the scheme's accrued liabilities making due allowance for future increases in salaries and pensions.

        The actuarial report is available for inspection by the members of the scheme at 114 St. Stephen's Green West, Dublin 2. The actuarial report is not available for public inspection.

        (b)   The Irish Minister for Finance is responsible for meeting and discharging the liability of: (i) the pension costs of former staff of the Irish Department of Posts and Telegraphs who retired or died before the vesting Day (1 January 1984); (ii) costs in respect of the pension entitlements, related to pre-vesting day reckonable service, of staff who transferred to eircom from the Irish Civil Service. Such benefit payments are made from the eircom Number 2 Pension Fund, which was established in March 1999 and received a contribution of €1,016 million from the Irish Minister for Finance in accordance with arrangements set out in the eircom Superannuation (Amendment) Scheme, 1999. However, the Minister retains liability for these payments.

        (c)    Financial Reporting Standard 17 "Retirement Benefits" disclosures

        The updated actuarial valuations for Financial Reporting Standard 17 disclosure purposes were carried out by a qualified independent actuary. The main financial assumptions used in the valuations were:

	31 March 2002	31 March 2003	31 March 2004	31 March 2005
Rate of increase in salaries	4.00%	3.50%	3.50%	3.50%
Rate of increase in pensions in payment	4.00%	3.50%	3.50%	3.50%
Discount rate	6.10%	5.50%	5.00%	4.75%
Inflation assumption	2.25%	2.25%	2.25%	2.25%

        The assets in the scheme were:

	Market value at 31 March 2002	Market value at 31 March 2003	Market value at 31 March 2004	Market value at 31 March 2005
	€'m	€'m	€'m	€'m
Equities	1,479	1,027	1,419	1,542
Bonds	349	294	248	241
Cash	98	60	67	89
Property	240	309	334	390

	2,166	1,690	2,068	2,262

        The expected rate of return were:

	Long-term rate of return expected at 31 March 2002	Long-term rate of return expected at 31 March 2003	Long-term rate of return expected at 31 March 2004	Long-term rate of return expected at 31 March 2005
Equities	8.00%	7.75%	7.50%	7.25%
Bonds	5.00%	4.75%	4.50%	3.75%
Cash	3.50%	3.00%	3.00%	3.00%
Property	6.50%	6.25%	6.00%	5.00%

        The following amounts were measured in accordance with the requirements of Financial Reporting Standard 17:

	31 March 2002	31 March 2003	31 March 2004	31 March 2005
	€'m	€'m	€'m	€'m
Total market value of assets	2,166	1,690	2,068	2,262
Present value of scheme liabilities	(1,807)	(2,015)	(2,360)	(2,923)

Surplus/(deficit) in the scheme	359	(325)	(292)	(661)
Related deferred tax (liability)/asset	(45)	41	36	83

Net pension asset/(liability)	314	(284)	(256)	(578)

        If the above amounts had been recognised in the financial statements, the group's net assets/(liabilities) and profit and loss reserves would be as follows:-

	31 March 2002	31 March 2003	31 March 2004	31 March 2005
	€'m	€'m	€'m	€'m
Net assets excluding FRS 17 pension asset/(liability)	812	757	360	239
Net FRS 17 Pension asset/(liability)	314	(284)	(256)	(578)
Liability already recognised in financial statements (net of deferred taxation)	32	51	64	68
Pension asset already recognised in financial statements (net of deferred taxation)	(182)	(168)	(155)	(142)

Net assets/(liabilities) including pension asset/(liability)	976	356	13	(413)

Profit and loss reserves excluding pension asset/(liability)	(87)	(149)	(311)	(428)
Net FRS 17 Pension asset/(liability)	314	(284)	(256)	(578)
Liability already recognised in financial statements (net of deferred taxation)	32	51	64	68
Pension asset already recognised in financial statements (net of deferred taxation)	(182)	(168)	(155)	(142)

Profit and loss reserves including pension asset/(liability)	77	(550)	(658)	(1,080)

        The following amounts would have been recognised in the performance statements for the years ended 31 March 2003, 31 March 2004 and 31 March 2005 under the requirements of FRS 17.

	31 March 2003	31 March 2004	31 March 2005
	€'m	€'m	€'m
Operating profit
Current service cost	36	40	46
Past service cost	8	—	9

	44	40	55

Other finance income
Expected return on pension scheme assets	154	114	139
Interest on pension scheme liabilities	(112)	(111)	(118)

	42	3	21

Statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	(623)	292	67
Changes in assumptions underlying the present value of the scheme liabilities	(34)	(211)	(446)
Experience (losses)/gains arising on the pension scheme liabilities	(47)	(32)	6

Actuarial (loss)/gain recognised in the statement of total recognised gains and losses	(704)	49	(373)

Movement in surplus/(deficit) during the year
Surplus/(deficit) in scheme at start of year	359	(325)	(292)
Current service cost	(36)	(40)	(46)
Contributions paid	22	21	38
Past service costs	(8)	—	(9)
Other finance income	42	3	21
Actuarial (loss)/gain	(704)	49	(373)

Deficit in scheme at end of year	(325)	(292)	(661)

Experience gains and losses for the year
Difference between the expected returns and actual return on scheme assets	(623)	292	67
Percentage of scheme assets	(37)%	14%	3%
Experience (losses)/gains on scheme liabilities	(47)	(32)	6
Percentage of the present value of scheme liabilities	(2)%	(1)%	—
Total recognised in statement of total recognised gains and losses	(704)	49	(373)
Percentage of the present value of scheme liabilities	(35)%	2%	(13)%

26.   Operating Lease Commitments

        At 31 March 2005 the group had annual commitments in respect of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years. The analysis of the group's annual commitments is as follows:-

	2004		2005
	Property	Vehicles, plant and equipment	Property	Vehicles, plant and equipment
	€'m	€'m	€'m	€'m
Annual commitments under non-cancellable operating lease expiring:
Within one year	—	1	—	1
Within two to five years	—	2	—	3
After five years	22	—	20	—

	22	3	20	4

27.   Contingent Liabilities

  Regulatory Compliance Matters

        On 17 October 2002, the Commission for Communication Regulation ("ComReg"), the Irish regulator for telecommunications, determined that the group was not in compliance with its obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of the group's discount schemes and published prices. No penalties were levied on the Group as a result of this determination. By agreement with ComReg and at its direction, the Group put internal controls in place that the Group believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and the group's statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that the Group is not complying with its obligations, ComReg could begin an enforcement action. If the Group is found to be in violation of applicable laws and regulations, it may become subject to substantial criminal and civil penalties and fines.

        Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against the Group, seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. The Group submitted its defence on 26 January 2004. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars, the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs' alleged budget growth (€25 million) and loss of revenue on the plaintiffs' pricing (€5 million). The Directors do not believe that these figures represent damages which would be properly recoverable from the Group even if it had a liability to the plaintiffs, which is denied by the Group in the proceedings. The particulars also include further unquantified damages. The plenary summons and statement of claim of Ocean Communications Ltd and ESAT Communications Ltd were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights.

  Demerger of the Eircell Mobile business

        Consequent on the Demerger of Eircell Limited 2001, the group has given certain warranties and indemnities to Eircell 2000 plc and Vodafone Group plc, some of which are subject to various limitations. The group has also given indemnities to Vodafone Group plc, unlimited in time and quantum, in relation to the efficacy of the Demerger. Except for certain warranties relating to taxation and the indemnities in relation to the efficacy of the Demerger (in respect of which the liability of the group is unlimited in quantum), the liability of the group for breach of the warranties is limited to €500 million. The group has no liability in respect of claims under the warranties unless and until the amount of such claims, excluding claims which are for amounts less than €250,000 each, exceeds €25 million, in which event Vodafone Group plc are entitled to recover the full value of the claims including claims previously notified.

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

28.   Guarantees

  Senior Credit Facility

        The Senior Credit Facility consists of a €1.4 billion credit facility which has the benefit of guarantees of all amounts payable by a borrower under the terms of the Senior Credit Facility. The Senior Credit Facility and its related guarantee are secured, amongst other things, by a charge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

        The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom Limited. Valentia Telecommunications is the borrower of the €1.250 billion term loan facility and eircom Limited is a borrower under the €150 million revolving credit facility, which is currently undrawn.

        The obligations of Valentia Telecommunications, eircom Limited and ITI under the Senior Credit Facilities are guaranteed by Valentia Telecommunications, eircom Limited and ITI.

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

        eircom Limited and ITI have granted a security interest over substantially all of their assets, including a demise over their mortgaged property, fixed charges over all registerable mortgaged property; estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; shares and derivative assets; securities; intellectual property; insurance proceeds; debts, revenue and claims; rights from the local authority under covenants, agreements or statute and accounts and a floating charge over all of its other undertakings and assets.

  Senior Notes

        There is a full and unconditional guarantee of all amounts of Senior Notes payable. This is a senior, unsecured obligation by eircom, ranking equally in right of payment with all existing and future unsecured senior indebtedness of eircom Limited.

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

29.   Capital Commitments

        Capital commitments of the group, approved by the Board, amounted to €Nil (2004: €200 million). €33 million (2004: €29 million) was contracted for by the group.

30.   Related Party Transactions

        The company has availed of the exemption contained in Financial Reporting Standard 8 "Related Party Disclosures" in respect of subsidiaries, 90 per cent or more of whose voting rights are controlled within a group. Consequently the financial statements do not include disclosure of transactions with entities in the group.

  31 March 2005

        There were no related party transactions during the year ended 31 March 2005.

  31 March 2004

        During the year ended 31 March 2004, entities affiliated with Soros Private Equity Partners ("Soros"), to which at that time certain directors of the company were affiliated, were paid €0.3 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

        During the year ended 31 March 2004, entities affiliated with Providence Equity Partners Inc ("Providence"), to which at that time certain directors of the company were affiliated, were paid €0.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

        During the year ended 31 March 2004, Lionheart Ventures (Overseas) Limited, a company which Sir Anthony O'Reilly owns and controls, were paid €0.1 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

        During the year ended 31 March 2004, A&L Goodbody, solicitors, a partnership that Paul Carroll, who was a director of Valentia Telecommunications up to 18 March 2004, is a partner of, provided legal services to the Group. The total fees in respect of these services amounted to €2.7 million. During the year, costs of €1.5 million, in relation to the Reorganisation and Refinancing, were included as debt issue costs. The remaining costs incurred of €1.2 million were included in operating costs in the profit and loss account. At 31 March 2004, there was a balance due to A&L Goodbody solicitors of €0.3 million in respect of these costs. The amounts are stated exclusive of VAT.

        During the year ended 31 March 2004, Lionheart Ventures (Overseas) Limited invoiced the Group for costs of €0.5 million in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

        During the year ended 31 March 2004, Soros invoiced the Group for costs of €1.8 million in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

        During the year ended 31 March 2004, Providence invoiced the Group for costs of €4.5 million in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

        During the year ended 31 March 2004, the ESOT, which controlled over 20% of the voting rights of eircom Group plc, reclaimed €3 million of professional fees that it incurred in relation to the Reorganisation and Refinancing of the Group. These costs are included as debt issue costs. At 31 March 2004, there was a balance due to ESOT of €1.1 million in respect of these costs.

        During the year ended 31 March 2004, €6.4 million of the payments to related parties in respect of the amounts included as debt issue costs were charged to the profit and loss account as a result of the exceptional write off of certain debt issue costs and amortisation of debt issue costs included in the interest payable.

  31 March 2003

        During the year ended 31 March 2003, A&L Goodbody solicitors, provided legal services to the group. The total fees in respect of these services amounted to €5.1m. All of these costs were expensed in the year in the Profit and Loss Account.

        During the year ended 31 March 2003, ESOT was loaned €50 million by Valentia Telecommunications. This loan was unsecured, interest free and originally had a fixed repayment date within one year but this was extended to October 2003. The ESOT agreed to waive their dividend entitlements in relation to 474 ESOT preference shares for the duration of the ESOT loan from Valentia Telecommunications. This loan was repaid during the year ended 31 March 2004.

        During the year ended 31 March 2003, Lionheart Ventures (Overseas) Limited, was paid €0.2 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

        During the year ended 31 March 2003, Soros were paid €0.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

        During the year ended 31 March 2003, Providence were paid €1.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

31.   Reconciliation to United States Generally Accepted Accounting Principles

        The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). These differences are described below together, where appropriate, with an explanation of the method used to determine the adjustments to net/(loss) profit attributable to ordinary shareholders for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005, and shareholder's equity as at 31 March 2004 and 31 March 2005.

        The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net/(loss) profit attributable to ordinary shareholders amount and the equity shareholders' funds amount under Irish GAAP to the amounts which would have been reported had U.S. GAAP been applied.

	Notes		Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
			€'m	€'m	€'m
Reconciliation of net (loss)/profit:
Net (loss)/profit attributable to Group Shareholders (equity and non-equity) under Irish GAAP	(q	)	(40)	(95)	32
U.S. GAAP adjustments:
Goodwill	(a	)	38	38	38
Intangible Assets	(a	)	(18)	(11)	(11)
Revenue	(b	)	(9)	(4)	(5)
Revaluations	(c	)	—	3	4
Provisions for restructuring and transformation costs	(d	)	(94)	(60)	(8)
Provision for exit from certain international and multimedia activities	(e	)	1	—	—
Debt issue costs	(f	)	(7)	(42)	(1)
Pension costs	(g	)	35	(22)	4
Derivative financial instruments	(h	)	(47)	35	(19)
ESOT Trust	(i	)	(128)	(92)	—
Capitalised interest costs	(j	)	5	3	3
Indefeasible rights to use (IRU)	(k	)	1	1	1
Impairment of long-lived assets	(l	)	15	38	—
Asset held for sale	(m	)	(5)	—	—
Share options	(n	)	—	(7)	(2)
Deferred taxes	(o	)	10	5	7
Deferred taxes on U.S. GAAP adjustments	(o	)	26	11	4

Net (loss)/profit under U.S. GAAP			(217)	(199)	47
Dividends on preference shares	(p	)	(22)	(9)	—

Net (loss)/profit under U.S. GAAP attributable to ordinary shareholders			(239)	(208)	47

U.S. GAAP net profit consists of (loss)/profit from:
Continuing operations			(212)	(208)	47
Discontinued operations			(5)	—	—

Net (loss)/profit			(217)	(208)	47

Operating (loss)/profit from continuing operations			(72)	11	199

	Notes		As at 31 March 2004	As at 31 March 2005
			€'m	€'m
Reconciliation of shareholders' equity:
Shareholders' funds under Irish GAAP			360	239
U.S. GAAP adjustments:
Goodwill	(a	)	(177)	(139)
Intangible assets	(a	)	161	150
Revenue	(b	)	(20)	(25)
Revaluations	(c	)	(91)	(87)
Provision for restructuring and transformation costs	(d	)	8	—
Debt issue costs	(f	)	2	1
Pension costs	(g	)	(23)	(19)
Derivative financial instruments	(h	)	(6)	(25)
Capitalised interest costs	(j	)	13	16
Indefeasible rights to use (IRU)	(k	)	(24)	(23)
Impairment of long-lived assets	(l	)	53	53
Deferred taxes	(o	)	(70)	(63)
Deferred taxes on U.S. GAAP adjustments	(o	)	(13)	(9)

Shareholders' equity under U.S. GAAP			173	69

  (a) Purchase Accounting Adjustments

  Goodwill and Intangible Assets

        On 2 November 2001, eircom Limited was acquired by Valentia Telecommunications. Under Irish GAAP, the consideration paid for a business is assigned first to the separable tangible assets acquired and liabilities assumed on the basis of their fair values at the acquisition date. Any excess of consideration over the fair value of the net tangible assets acquired was allocated to goodwill and amortised over 20 years.

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

The Group also completed its annual impairment test for its goodwill and indefinite-lived intangible assets as at 31 March 2005 and determined that there was no impairment to be recorded.

        The following table represents the allocation of the purchase price to net assets acquired in accordance with U.S. GAAP:

			€'m
Consideration			3,030
Fair value of net assets acquired under Irish GAAP			2,269

Goodwill arising under Irish GAAP			761
Less: additional fair value adjustments under U.S. GAAP:
Regulatory asset	(i)	13
Customer base	(i)	105
Trade names/trademark	(i)	82
ESOT trust	(ii)	107
Pensions	(iii)	(46)
Restructuring and redundancy costs not recognised	(iv)	182
Indefeasible rights to use	(v)	(27)
Deferred taxes on Irish GAAP fair value adjustments	(vi)	(89)
Deferred taxes on U.S. GAAP adjustments	(vi)	(58)	269

Goodwill arising under U.S. GAAP			492

(i)
The intangible regulatory asset and customer base are being amortised over 1 and 10 years respectively. The trademark has an indefinite life and is not being amortised.

(ii)
Under U.S. GAAP, the Group recognised an asset for the unallocated net assets of the ESOT Trust. Under Irish GAAP, the Trust asset is not recognised. See note 31(i).

(iii)
Under Irish GAAP, pensions were valued on an actuarial basis at the date of acquisition. Under U.S. GAAP, the projected benefit obligation and the fair value of plan assets were remeasured at the date of acquisition and the resulting net prepaid pension asset was recorded.

(iv)
Under Irish GAAP, at the date of acquisition, the Group has recorded provisions for certain voluntary redundancy schemes and other transformation costs based on the fact that a legal or constructive obligation exists and the amount can be reasonably estimated. Under U.S. GAAP, this liability would not be recognised at the date of acquisition since they would not be recognised under either SFAS No. 88 "Employers' Accounting for Settlement and Curtailment of Defined Benefits" ("SFAS No. 88") or EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EITF 95-3"). See note 31(d).

(v)
Under Irish GAAP, the Group recorded a liability for its obligations related to the service portion of IRU contracts to purchase and sell capacity. Under U.S. GAAP, since the entire IRU contract has been accounted for as a service contract, the Group has recorded a liability based on the estimated fair value of the Group's legal obligation associated with the entire contract. (see note 31(k)).

(vi)
Under Irish GAAP, deferred taxes are not provided with respect to fair value adjustments made to record the Group's basis in the assets acquired. Under U.S. GAAP, deferred taxes related to fair value adjustments must be provided.

  (b) Revenue Recognition

        Under Irish GAAP, the Group recognises the revenue related to connection fees at the time the service is provided. Under U.S. GAAP, the connection fees are recognised over the average customer life of three to six years. Expenses, where exceeding revenue, are only deferred to the extent of revenue.

        "Staff Accounting Bulletin No. 104" ("SAB 104") provides guidance on revenue recognition under U.S. GAAP. Amongst other items, SAB 104 addresses the timing of revenue recognition relating to non-refundable, up-front fees. The Group performs a detailed analysis of their connection fees and associated expenses accordingly.

  (c) Revaluations

        In accordance with Irish GAAP, the Group's consolidated financial statements are prepared in accordance with the historical cost convention, except that property is periodically restated on the basis of appraised values. Subsequent depreciation is computed on the revalued amounts. Under U.S. GAAP depreciation charges would have been €3 million and €4 million lower, for the financial years ended 31 March 2004 and 31 March 2005 respectively, since the assets would have had a lower depreciable base.

        Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Adjustment of the amounts reported under Irish GAAP for property to the amounts reportable under U.S. GAAP would result in a reduction of the book value of tangible fixed assets by €91 million and €87 million as at 31 March 2004 and 31 March 2005 respectively.

  (d) Provisions for Restructuring and Transformation Costs

        Under Irish GAAP, the Group had recorded provisions for fundamental restructuring and certain voluntary redundancy schemes in respect of staff restructuring and other aspects of its business transformation, which are in the course of implementation, when a legal or constructive obligation exists, and the amount can be reasonably estimated.

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

        The following table reconciles the movement in the staff restructuring provisions as presented under Irish GAAP to the amounts presented under U.S. GAAP (see note 17):

	Staff Restructuring Provision Under Irish GAAP	Adjustment	Staff Restructuring Provision Under U.S. GAAP
	€'m	€'m	€'m
As at 31 March 2002	153	(153)	—

Utilised	(83)	—	(83)
Charged to the consolidated profit and loss account	11	94	105
Transfer from accruals	36	—	36
Transfer from provision for exit from certain international and multimedia activities	9	(9)	—

As at 31 March 2003	126	(68)	58

Utilised	(45)	—	(45)
(Credited)/charged to the consolidated profit and loss account	(1)	60	59

As at 31 March 2004	80	(8)	72

Utilised	(7)	—	(7)
Transfer to accruals	(1)	—	(1)
Charged to the consolidated profit and loss account	6	8	14

As at 31 March 2005	78	—	78

  (e) Provision for exit from certain international and multimedia activities

        Under Irish GAAP, the Group had recorded provisions for the exit from certain international and multimedia activities as part of its business transformation, which are in the course of implementation when a legal or constructive obligation exists, and the amount can be reasonably estimated.

        Under U.S. GAAP, these transformation costs, which mainly relate to involuntary contract termination and voluntary staff exit costs, did not qualify as exit costs based on guidance provided by the Emerging Issues Task Force Consensus 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)" ("EITF 94-3"). Certain costs related to warranties accrued under Irish GAAP, as a result of discontinuing certain activities, did qualify for accrual under EITF 94-3.

        The following table reconciles the movement in the provision for exit from certain international and multimedia activities as presented under Irish GAAP to the amounts presented under U.S. GAAP:

	Provisions for Exit from Certain International and Multi-Media Activities under Irish GAAP	Adjustment	Provisions for Exit from Certain International and Multi-Media Activities under U.S GAAP
	€'m	€'m	€'m
As at 31 March 2002	11	(8)	3
Utilised	(2)	—	(2)
Credited to the consolidated profit and loss account	—	(1)	(1)
Transfer to provision for restructuring and transformation costs	(9)	9	—

As at 31 March 2003 and 2004 and 2005	—	—	—

  (f) Debt Issue Costs

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

        The adjustment of €1 million for the year ending 31 March 2005 relates to differences in the timing of amortisation arising under Irish GAAP and U.S. GAAP.

  (g) Pension Costs

        Under Irish GAAP, pension costs are determined in accordance with Statement of Standard Accounting Practice No. 24, "Accounting for Pension Costs", and costs are expensed over employees' working lives. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87, "Employers Accounting for Pensions", ("SFAS No. 87") and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", ("SFAS No. 88"). In accordance with the requirements of U.S. GAAP, the Group performs annual pension valuations. Differences between the amounts under Irish GAAP and U.S. GAAP arise from the requirement to use different actuarial methods and assumptions and the method of amortising surpluses or deficits.

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

  (i) ESOT Trust

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

        During the financial year ended 31 March 2004, the Group's capital structure underwent several changes and the various classes of shares held by the ESOT were all converted into Ordinary Shares (see note 31(p)). The ESOT received various classes of shares in eircom Group plc in exchange for the new Ordinary Shares held in Valentia Telecommunications. The ESOT also redeemed certain shares and subscribed for new classes of shares in eircom Group plc (see note 21 to the eircom Group plc consolidated financial statements).

        At 31 March 2003, 31 March 2004 and 31 March 2005, the Trust held the following allocated and unallocated shares in the Group based on the proportion of allocated and unallocated units of the Trust:

	Valentia Telecommunications Number of shares at 31 March 2003	eircom Group plc Number of shares at 31 March 2004	eircom Group plc Number of shares at 31 March 2005
Ordinary Shares allocated	—	216,213,709	157,031,531
Convertible Preference Shares allocated	—	173,000,000	158,583,333
Trancheable Redeemable Preference Shares allocated	—	66,000,000	671,083
Redeemable Preference Shares allocated	—	4,169,893	531,870
Non-voting Deferred Shares	—	598	6,474,437,398
Class A shares allocated	19,928,792	—	—
Class A shares unallocated	4,406,208	—	—
Class B shares allocated	6,502,347	—	—
Class B shares unallocated	1,437,653	—	—
ESOT Preference Shares allocated	1,957	—	—
ESOT Preference Shares unallocated	433	—	—

        At 31 March 2004 and 31 March 2005, the Trust held the following allocated shares in Vodafone Group plc:

	Number of shares at 31 March 2004	Number of shares at 31 March 2005
Vodafone Group plc shares allocated	67,943,924	67,941,845

        Under Irish GAAP, the lump sum payment in respect of establishing the ESOT Trust of €127 million, paid to the ESOT by the Group, was expensed in the consolidated profit and loss account of the Group in the financial year ended 31 March 1999. No further expense arises under Irish GAAP.

        Under U.S. GAAP, the Group applies the provisions of AICPA Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). Accordingly, at 31 March 2003, the unallocated third party debt of the ESOT, and related accrued interest, were recorded in the Group's consolidated balance sheet. At 31 March 2004 and 31 March 2005, since all units of the trust had been allocated, there was no third party debt recorded in the Group's consolidated balance sheet.

        Both the unallocated and allocated ESOT Preference Shares as of 31 March 2003, were recorded outside of permanent equity since they are redeemable for cash by the participants. At 31 March 2004 and 31 March 2005, there were no preference shares recorded in the financial statements of Valentia Telecommunications.

        Under U.S. GAAP, the Group recognised administrative charges incurred by the ESOT, interest expense on the unallocated ESOT debt, and trust expense equal to the average fair value of the Trust units allocated during the period that the employees earn the allocation. As all units were allocated at 31 March 2004, no charge arises during the financial year ended 31 March 2005.

        Trust units allocated to employees totalled 60.0 million and 60.7 million in the financial year ended 31 March 2003 and the financial year ended 31 March 2004, respectively. Trust expense totalled €99 million and €92 million in the financial year ended 31 March 2003 and the financial year ended 31 March 2004, respectively. Since all units of the Trust have been allocated as of 31 March 2004, there are no compensation charges related to the allocation of shares by the ESOT in the financial year ended 31 March 2005.

  (j) Capitalised Interest Costs

        Under Irish GAAP, the Group does not capitalise interest. Under U.S. GAAP, in accordance with the provisions of SFAS No. 34, "Capitalisation of Interest Cost", the estimated amount of interest incurred while constructing major capital projects is required to be capitalised and depreciated over the lives of the related assets, resulting in an increase in the Group's non-current assets under U.S. GAAP. The amount of interest capitalised is determined by reference to the weighted average interest rates on outstanding borrowings.

        The U.S. GAAP adjustments resulted in cumulative gross recognised interest of €19 million and €25 million and accumulated amortisation of €6 million and €9 million as at 31 March 2004 and 31 March 2005, respectively. Interest recognised amounted to €7 million, €6 million and €7 million and amortisation amounted to €2 million, €3 million and €4 million for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005, respectively.

  (k) Indefeasible Rights to Use

        During the financial year ended 31 March 2002, the Company entered into indefeasible rights to use ("IRU") contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under Irish GAAP, the income associated with the service portion of the sales contract is being recognised over a seven-year period, and the remaining IRU income was recognised when the contract was entered into. Under U.S. GAAP, the sales contracts were accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period. Under Irish GAAP, the purchase contracts have been accounted for as a capital asset depreciated over a seven-year period. Under U.S. GAAP the purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight line basis as rent expense over a seven year period.

  (l) Impairment of Long-Lived Assets

        Under Irish GAAP, the Group recognised impairments for certain assets based on results of revaluations and other factors including a review of discounted future cash flows where appropriate. Under SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), an asset is considered to be impaired when its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The undiscounted cash flows include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Under Irish GAAP, the Group also recognised impairment losses arising from revaluations of land and buildings where the revalued amount of a fixed asset is below the carrying value of the fixed asset. To the extent that the revalued amount of the fixed assets are below the historical cost, the impairment charge is recognised in the profit and loss account under Irish GAAP. For certain long-lived assets impaired by the Group under Irish GAAP, the sum of the undiscounted cash flows directly associated with the assets exceeded their carrying value. Thus, the criteria for impairment under SFAS No. 144 were not met, and a portion of the impairment expense recognised under Irish GAAP was added back to net income for U.S. GAAP purposes.

        During the financial year ended 31 March 2004, the Group noted changes in circumstances and business climate affecting Global Crossing and Gemini International Cables that were indicative of a potential impairment. Specifically, the Group noted significant over capacity in the international telecommunications market in which the Group operates. As a result, the Group undertook an assessment of the recoverability of the carrying value of these assets. In this assessment, the Group examined separate undiscounted expected future cash flows resulting from these assets over their remaining useful lives, which indicated an aggregate net negative cash flow for the period. These forecasts represented management's best estimates of future results of the forecast period. Based on the projected negative cash flows for these assets over their remaining useful lives, the Group recorded an impairment charge during the financial year ended 31 March 2004 of €9 million under both Irish GAAP and U.S. GAAP, to reduce the carrying value of the assets to their recoverable value of zero.

        During the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 the Group recognised impairment charges in respect of land & buildings of €15 million, €38 million and €nil, respectively, where the revalued amount was below the historical cost of the relevant fixed assets. Under US GAAP, the sum of the undiscounted cash flows directly associated with the assets exceeded their carrying value. Thus, the criteria for impairment under SFAS No. 144 were not met, and the impairment expense recognised under Irish GAAP was added back to net income for U.S. GAAP purposes.

  (m) Asset Held for Sale

        From 2 November 2001, when eircom Limited was acquired by Valentia Telecommunications, under Irish GAAP, the results of Golden Pages Limited were not consolidated into the Group since it was required to be reclassified as an asset held for sale under Irish GAAP, up to its date of exit in May 2002. Under U.S. GAAP, in accordance with APB No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", ("APB No. 30"), Golden Pages Limited did not meet the criteria of an asset held for sale at 2 November 2001. For purposes of U.S. GAAP, the results of operations of Golden Pages Limited have been included in the financial statements as a discontinued operation up until its exit in May 2002.

        The net assets of Golden Pages Limited at the exit date consisted of the following:

As at 2 May 2002
€'m
Tangible assets	10
Intangible assets	139
Stocks	9
Debtors	4
Cash	12
Creditors	(9)
Minority interest	(10)

Net assets	155

  (n) Share Options

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

        Under U.S. GAAP, compensation expense on share option grants is recognised as the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.

        Under U.S. GAAP, where options are granted over junior stock, compensation expense is not recognised until the transferability restrictions on the underlying junior stock lapse. At the Admission date (24 March 2004), the transferability restrictions on the junior stock lapsed and compensation expense was recognised for outstanding junior stock awards and for option awards over junior stock for the difference between the Admission price and the exercise price of the option (see note 32 (g)).

        Under U.S. GAAP, compensation expense for awards under the Key Executive Share Award Plan for the fair value of the share award on the date of grant is recognised over the two-year vesting periods (see note 32 (g)).

  (o) Deferred Taxes

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

  (p) Preference Shares

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

  •
  5,000,000 Adviser Preference Shares of €1.00 were redesignated as 5,000,000 ordinary shares of €1.00; and

  •
  8,000,000 Third Party Preference Shares of €1.00 were redesignated as 8,000,000 ordinary shares of €1.00.

        As a result, there were no preferred shares in Valentia Telecommunicaions as at 31 March 2004 and at 31 March 2005. In addition, since the holders of Valentia Telecommunications' preference shares waived their rights to dividends, there were no dividends accrued as of 31 March 2004 and 31 March 2005. The dividends waived were ultimately paid by eircom Group plc during the financial year ended 31 March 2004. Under U.S. GAAP, dividends accrued up to the date that the entire share capital of Valentia Telecommunications was converted into ordinary shares have been "pushed down" to the financial statements of Valentia Telecommunications.

        The following table presents the Redemption Value of the classes of mandatorily Redeemable Preference Shares at 31 March 2003:

As at 31 March 2003
€'m
ESOT Preference Shares	274
Non-voting Third Party Preference Shares	8
Non-voting Adviser Preference Shares	6
Less: cumulative unpaid preference dividends	(34)
Less: Accrued interest on cumulative unpaid preference dividends	(2)

252

        There are no classes of mandatorily redeemable preference shares held by Valentia Telecommunications as at 31 March 2004 and 31 March 2005.

  (q) Income Statement

        Under Irish GAAP exceptional items are items which are derived from events or transactions which individually, or if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Additionally, some of these exceptional charges under Irish GAAP are included after operating profit if certain criteria are met. Under U.S. GAAP, only items which are considered unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as "extraordinary" items. Under U.S. GAAP, extraordinary items are presented below income before extraordinary items in the income statement. Under U.S. GAAP, restructuring charges, fixed asset impairments, gains and losses on disposals, and other charges, disclosed as exceptional expenses under Irish GAAP, do not meet the criteria for presentation as extraordinary items under U.S. GAAP. Additionally, under U.S. GAAP these exceptional items would be separated between continuing and discontinued operations.

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

        A summary of the Group's income statements, as calculated under Irish GAAP and classified in accordance with U.S. GAAP, follows:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'m	€'m	€'m
Sales	1,682	1,628	1,602
Cost of sales	(1,354)	(1,240)	(1,188)

Gross profit	328	388	414
Operating expenses
Selling, general and administration costs	(243)	(262)	(235)

Net operating income	85	126	179
Other income/(expenses)
Interest income	25	5	7
Interest expense	(159)	(213)	(135)
Income from Associates' operations	—	—	1
Gain on disposal of fixed assets	2	—	—
Gain on exit from business divisions	1	1	—

Other expenses (net)	(131)	(207)	(127)
(Losses)/income before income taxes	(46)	(81)	52
Income taxes	6	(14)	(20)

Net (loss)/income	(40)	(95)	32

  (r) Certain Leasing Transactions

        The Group entered into certain lease transactions whereby assets were leased or sold and leased back from the purchaser. In conjunction with each lease transaction the Group entered into arrangements with third party financial institutions whereby the Group maintains deposits and other financial assets in return for their undertaking to pay the Group's lease payment obligations to the lessor, including the repurchase of the assets. Under Irish GAAP and U.S. GAAP, these leases are accounted for as finance leases (capital leases as defined under SFAS No. 13, "Accounting for Leases"). Under Irish GAAP, as the Group's lease obligations are fully defeased from the inception of the leases, the deposits and related lease obligations are not recognised as separate assets and liabilities of the Group. Accordingly, the Group records no asset for the deposits and shows no liability for the lease obligations in its consolidated balance sheet. Under U.S. GAAP, the outstanding lease obligations to the lessor would not be regarded as defeased by the deposit held by the third party financial institution, since no legal right of offset exists. As a result, total assets and liabilities as at 31 March 2004 and 31 March 2005, are higher under U.S. GAAP by €146 million and €127 million, respectively.

32.   Additional Disclosure Requirements Under U.S. GAAP

  (a) Employee Benefit Plans

  Defined Benefit Plans

        For purposes of the U.S. GAAP reconciliation, the Group adopted the provisions of SFAS No. 87, amended by SFAS No. 132 "Employer's Disclosures about Pensions and Other Postretirement Benefits, an

Amendment of FASB Statements No. 87, 88 and 106". The following table provides the components of net periodic pension costs under U.S. GAAP:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000	€'000
Service costs	35,911	41,462	45,562
Interest costs	112,061	110,588	117,917
Expected return on plan assets	(154,124)	(113,960)	(137,637)
Amortisation of experience	—	20,982	13,990
Special termination benefits	7,954	—	8,946

Net periodic benefit cost recognised in accordance with U.S. GAAP	1,802	59,072	48,778

        The accumulated benefit obligation was €1,594 million and €2,007 million as at 31 March 2004 and 31 March 2005 respectively.

        The charge for special termination benefits is the result of the Group's early retirement schemes, which provide eligible employees with the opportunity to retire early, resulting in additional pension costs.

        The following table provides details about the weighted-average assumptions used to calculate the pension costs during the years ending:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
Discount rate	6.1%	5.5%	5.0%
Expected return on plan assets	7.1%	6.8%	6.7%
Rate of compensation and pension increase	4.0%	3.5%	3.5%

        The following table provides details about the weighted-average assumptions used to calculate the pension obligation as of:

	31 March 2004	31 March 2005
Discount rate	5.00%	4.75%
Rate of compensation and pension increase	3.50%	3.50%

        To develop the expected long-term rate of return on assets assumption, the company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.7% long-term rate of return on assets assumption for the year ended 31 March 2005.

        The dates used to determine pension movements under U.S. GAAP were 31 March 2003, 31 March 2004 and 31 March 2005.

        The following table presents changes in benefit obligation, changes in plan assets and a reconciliation to amounts recorded in accordance with U.S. GAAP:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000	€'000
Changes in benefit obligation:
Benefit obligation at the beginning of the year	1,807,314	2,014,305	2,360,373
Service cost	35,911	41,462	45,562
Interest cost	112,061	110,588	117,917
Plan participants' contributions	17,948	17,099	16,776
Actuarial losses	81,347	242,718	439,949
Benefits paid	(62,254)	(65,799)	(66,411)
Other contributions	14,024	—	—
Special termination benefits	7,954	—	8,946

Benefit obligations at the end of the year	2,014,305	2,360,373	2,923,112

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000	€'000
Changes in plan assets:
Fair value of plan assets at the beginning of the year	2,166,462	1,689,775	2,068,485
Actual return on plan assets	(468,282)	405,977	205,847
Group's contribution	21,877	21,433	37,727
Plan participants' contribution	17,948	17,099	16,776
Benefits paid	(62,254)	(65,799)	(66,411)
Other contributions	14,204	—	—

Fair value of plan assets at the end of the year	1,689,775	2,068,485	2,262,424

	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000
Funded status:
Funded status	(291,888)	(660,688)
Unrecognised actuarial losses	445,882	803,631

Prepaid benefit cost under U.S. GAAP	153,994	142,943

        The pension plan weighted-average asset allocations by asset category are as follows:

	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
Asset Category
Equity securities	68%	68%
Debt securities	12%	11%
Real estate	16%	17%
Other	4%	4%

Total	100%	100%

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

        The expected rates of return are included in note 25(c).

  Cashflows

        Contributions.    The Group expects to contribute €26 million to its pension plan in the year ended 31 March 2006.

  Estimated Future Benefit Payments

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension Benefits
€'000
For the years ended 31 March
2006	68,500
2007	72,000
2008	76,000
2009	81,000
2010	84,500
Years 2011-15	496,500

  Defined Contribution Plans

        The Group sponsors a defined contribution pension plan primarily covering executive employees and new entrants. For the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005, contributions made by the Group totalled €3 million, €4 million and €4 million respectively.

  (b)    Taxation

        U.S. GAAP deferred tax assets and liabilities are as follows:

	As at 31 March 2004	As at 31 March 2005
	€'m	€'m
Non-current deferred tax liability:
Restructuring provisions	1	—
Prepaid pension obligation	19	18
Capital allowances in excess of depreciation	50	56
Fixed assets uplift	70	62
Intangible assets	20	19
Income to be taxed in future periods	21	20
Other	1	2

Deferred tax liability	182	177

Current deferred tax asset—interest	(2)	(2)

Non-current deferred tax assets:
Provisions for expenses	(9)	(8)
Deferred revenue	(3)	(3)
Derivative Financial Instruments	(2)	(3)
Other	(1)	(3)

Non-current deferred tax assets	(15)	(17)

Net deferred tax liability	165	158

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

        The following summarised balance sheet has been adjusted to reflect the U.S. GAAP reconciling items and is presented and classified in accordance with U.S. GAAP:

	As at 31 March 2004	As at 31 March 2005
	€'m	€'m
Assets:
Current assets	622	584
Non-current assets	3,200	3,040

Total assets	3,822	3,624

Liabilities and shareholders' equity:
Current liabilities	733	722
Non-current liabilities	2,916	2,833

Total liabilities	3,649	3,555
Shareholders' equity	173	69

Total liabilities and shareholders' equity	3,822	3,624

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

        The following condensed cash flow statement represents cash flows based on Irish GAAP measurement presented and classified in accordance with the U.S. GAAP requirements laid out in SFAS No. 95:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'m	€'m	€'m
Cash inflow from operating activities	364	333	319
Cash outflow from investing activities	(54)	(178)	(201)
Cash outflow from financing activities	(186)	(310)	(158)

Increase/(decrease) in cash and cash equivalents	124	(155)	(40)
Cash and cash equivalents at beginning of period	316	440	285

Cash and cash equivalents at end of period	440	285	245

  (e)    Segmental Information

        The Group's total continuing turnover is comprised of revenue from the following products and services as indicated in the table below:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'m	€'m	€'m
Access (rental and connections)	423	489	557
Voice traffic	651	596	538
Data traffic	104	112	97
Data communications	204	195	180
Interconnect	210	159	165
Other	187	159	154
Discounts	(97)	(82)	(89)

Total	1,682	1,628	1,602

        Of the Group's total turnover of €1,682 million, €1,628 million and €1,602 million for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 respectively, approximately €41 million (2%), €37 million (2%) and €49 million (3%) respectively, was generated from foreign customers located outside of Ireland.

        The Group does not hold significant long-lived assets outside of Ireland.

  (f)    Leasing Transactions

        Commitments for minimum rentals for all capital leases, including defeased leases of €127 million (see Note 31(r)) which would be included on the consolidated balance sheet prepared in accordance with U.S. GAAP, as at 31 March 2005 are as follows:

Capital leases
€'000
For the years ended 31 March
2006	16,892
2007	29,244
2008	36,237
2009	40,358
2010 and thereafter	31,816

Total minimum lease payments	154,547
Less: amount representing interest	(27,055)

127,492

        The weighted average interest rate of capital leases under U.S. GAAP as at 31 March 2004 was approximately 4.5% and at 31 March 2005 was approximately 5.7%.

  (g)    Share Based Compensation

  The eircom Group Executive Share Option Plan (C Scheme) (the "C Scheme")

        In January 2002, Valentia Telecommunications, the parent of eircom Limited and 100% owned subsidiary of eircomGroup plc, entered into separate agreements with six executives of the Group whereby Valentia Telecommunications had agreed to grant options exercisable over yet to be issued Valentia Telecommunications E Ordinary shares ("E Ordinary shares"). In January 2003, Valentia Telecommunications agreed to give these six recipients the alternative to exercise their options over yet to be authorised Valentia Telecommunications C Shares ("C Shares") in lieu of E Ordinary shares.

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

        During the financial year ended 31 March 2004, all existing options under the C Scheme were exercised and in March 2004, the C Shares ultimately converted to Ordinary Shares upon Admission to the London and Irish Stock Exchanges. No further options will be granted under this plan.

        The following table summarises the transactions of the Group's share option activity for the financial years ended 31 March 2004 and 31 March 2005.

	Number of Shares	Weighted-average Exercise price
		€
Unexercised options committed to issuance 31 March 2003	3,558,800	5.82
Options granted	49,710	5.82
Options exercised	(3,608,510)	5.82

Unexercised options committed to issuance 31 March 2004 and 31 March 2005	—	5.82

  The eircom Group Executive Share Option Plan (E Scheme) (the "E Scheme")

        During September 2003, the shareholders of the Group approved a plan to grant options to acquire 862,598 E Ordinary shares at an exercise price of €5.82 per share to selected senior employees. Upon Admission in March 2004, the plan was amended following the conversion of the E Ordinary Shares into Ordinary Shares such that the exercise price was €5.82 for every five Ordinary Shares, or €1.164 per Ordinary Share. The total number of Ordinary Shares that may be acquired by the option holders under the E Scheme did not exceed 4,312,970. Upon Admission, the options granted under the E Scheme became immediately exercisable for a period of 30 days. The Board had discretion to permit options granted under the E Scheme to be exercised during the period of 12 months following Admission, up to March 2005. All outstanding options under the E Scheme not exercised during this 12-month period lapsed or in certain circumstances may be allowed to be exercised after this date. No further options will be granted under this plan.

        The following table summarises the transactions of the Group's share option activity for the financial years ended 31 March 2004 and 31 March 2005.

	Number of Shares	Weighted-average Exercise price
		€
Unexercised options committed to issuance 31 March 2003	—	—
Options granted	4,312,970	1.16
Options exercised	(2,065,265)	1.16

Unexercised options committed to issuance 31 March 2004	2,247,705	1.16
Options lapsed	(16,540)	1.16
Options exercised	(2,177,700)	1.16

Unexercised options committed to issuance 31 March 2005	53,465	1.16

  The eircom Group Employee Share Option Plan (the "Share Option Plan")

        The Share Option Plan allows eligible employees (including Executive Directors and Senior Management) to be granted options over existing or unissued ordinary shares. The first grant of 8,402,442 options was made under the Share Option Plan to selected senior employees including the Executive Directors, on 22 June 2004 at a price of €1.50.

        The exercise of any options granted under the Share Option Plan is conditional on achievement of performance targets over a three year period. For options granted during the financial year ended

31 March 2005, the Remuneration Committee determined that the exercise of these options would be subject to the following performance target: (i) that eircom Group plc's normalised adjusted earnings per share, based on UK GAAP, for the financial year ended 31 March 2007 must exceed 12.05 cents; and (ii) payment of a dividend by eircom Group plc of not less than 11 cents per share in each of the financial years ended 31 March 2005, 31 March 2006 and 31 March 2007 which reflects the assumed dividend yield as described in the Listing Particulars published in connection with Listing. Normalised adjusted earnings per share will be calculated by an independent third party. These options become exercisable, once the performance criteria are achieved, on 22 June 2007 and remain exercisable until 22 June 2014.

	Number of Shares	Weighted-average Exercise price
		€
Unexercised options committed to issuance 31 March 2004	—	—
Options granted	8,402,442	1.50
Options lapsed	(52,989)	1.50

Unexercised options committed to issuance 31 March 2005	8,349,453	1.50

        The following table summarises all of the transactions of the entire Group's share option activity for the financial years ended 31 March 2004 and 31 March 2005.

	Number of Shares	Weighted-average Exercise price
		€
Unexercised options committed to issuance 31 March 2003	3,558,800	5.82
Options granted	4,362,680	1.22
Options exercised	(5,673,775)	4.13

Unexercised options committed to issuance 31 March 2004	2,247,705	1.16
Options granted	8,402,442	1.50
Options lapsed	(69,529)	1.42
Options exercised	(2,177,700)	1.16

Unexercised options committed to issuance 31 March 2005	8,402,918	1.50

        The exercise price of all options was greater than the market value of the shares at the date of grant.

        The fair value of options granted for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 reported below has been estimated at the date of grant using Black-Scholes option pricing model with the following assumptions:

	2003	2004	2005
Expected life from vesting date (in years)	N/A	2.75	10.00
Risk-free interest rate	N/A	3.2%	4.5%
Volatility	N/A	36%	19%
Dividend yield	N/A	—	7.33%

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The Group's options granted prior to Admission, had characteristics significantly different from those of traded options, and changes in the subjective input assumptions could materially affect the fair value estimate. Based upon the above assumptions the weighted average fair value of the stock options granted under the E Scheme over

Ordinary Shares was €0.06 per option during the financial year ended 31 March 2004. The weighted average fair value of the stock options granted under the Share Option Plan over Ordinary Shares was €0.10 per option during the year ended 31 March 2005.

  The Key Executive Share Award Plan (the "Share Award Plan")

        Certain executive directors and senior executives were granted awards over 1,472,198 Ordinary Shares in March 2004 at a fair value of €1.55 per share. The awards vest 50% annually over two years on the anniversary of the date of Admission, which was 24 March 2004, and will be exercisable at no cost to the holder. The portion to vest in March 2005 did not vest and it is anticipated that these will vest during the year ended 31 March 2006. No further awards will be granted under this plan.

  Other Share Awards

        On Admission, the Group granted 500,000 Ordinary Shares to two of its non-executive directors. The awards were immediately vested. The holders of these shares have agreed not to dispose of more than 50% of their holdings in the Ordinary Shares until 31 December 2005.

        Under U.S. GAAP, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"), the Group has accounted for its share based compensation in accordance with APB No. 25, "Accounting for Stock Issued to Employees". Additionally, as the E Ordinary Shares and C Shares were considered junior stock, the Group applied the guidance in FIN 38 to the awards under the C Scheme and E Scheme. In accordance with U.S. GAAP, the Group recorded a compensation charge of €6.6 million related to the C Scheme and the E Scheme during the financial year ended 31 March 2004, since the transferability restrictions and the repurchase provisions lapsed upon Admission.

        Under U.S. GAAP, there was no compensation charge recorded under the Share Award Plan during the financial year ended 31 March 2004 since the shares were granted on 24 March 2004 and vest over two years. During the financial year 31 March 2005, the compensation charge relating to 50% of the shares under the Share Award Plan was €1.1 million.

        Under U.S. GAAP, the compensation charge related to the 500,000 Ordinary Share awards was €775,000 during the financial year ended 31 March 2004.

        Total equity compensation charges under U.S. GAAP were €7.4 million for the financial year ended 31 March 2004 and €2.4 million for the financial year ended 31 March 2005.

        Had the options and awards been accounted for in accordance with the provisions of SFAS No. 123, pro forma net income and basic and diluted net earnings per share would have been as follows for the financial years ended 31 March 2004 and 31 March 2005:

	Financial year ended
	31 March 2004	31 March 2005
	€'m	€'m
Net (loss)/profit under U.S. GAAP attributable to ordinary shareholders, as reported	(208)	47
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	7	2
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4)	(1)

Pro forma net loss	(205)	48

  (h)    Other Matters

  Tangible Assets

        Under Irish GAAP, on 1 January 1984 tangible assets valued, in accordance with the Postal and Telecommunications Services Act, 1983, at €798.7 million were transferred to the Group. Since the Group did not maintain sufficiently detailed records to determine the historical cost for all assets, the valuation for certain assets was based on the estimated replacement cost, adjusted for depreciation and inflation ("depreciated replacement cost"). The Company has adopted consistent treatment for purposes of U.S. GAAP and thus no UK/U.S. GAAP difference has been recorded.

  Annuity Scheme

        The Group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or in an annuity to be paid out over a period of ten years. Under Irish GAAP, the Group calculates the net of the present value of the fixed payment stream due to employees and the fair value of the assets set aside to fund the payment stream on the balance sheet date. Under U.S. GAAP, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The assets have been classified as trading securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", with all unrealised gains or losses recorded through current earnings as a restructuring charge.

        The annuity scheme liability and the fair value of the assets set aside to fund the liability were €155 million and €83 million at 31 March 2004, and €150 million and €72 million at 31 March 2005, respectively.

  (i)    Bad Debt Provisions

	As at 31 March 2004	As at 31 March 2005
	€'m	€'m
Trade Debtors	285	285
Provision for Doubtful accounts	(66)	(75)

	219	210

33.   Recently Issued Accounting Standards Applicable to U.S. GAAP

  Recent U.S. GAAP accounting pronouncements

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R "Share-Based Payment"("SFAS 123R") which revises SFAS 123 and eliminates the option to apply the intrinsic value measurement provisions of APB 25. SFAS 123R requires that the cost of all share-based payment transactions be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. For public entities that do not file as small business issuers, the standard is effective for the first interim or annual reporting period that begins after June 15, 2005. The Group adopted SFAS 123R on 1 April 2005 using the modified prospective transition method. Under the modified prospective method, and in accordance with Staff Accounting Bulletin 107 ("SAB 107"), the Group is not required to restate prior year amounts. The Group estimates the application of the expensing provisions of SFAS 123R will result in a pre-tax expense of approximately €2 million in the financial year ending 31 March 2006 excluding additional grants and awards.

        In March 2004, FASB's Emerging Issues Task Force ("EITF") reached consensus on EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). The EITF prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealised losses on investments. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF 03-1-1 "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1" ("FSP EITF 03-1-1"). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-01. The disclosure requirements of EITF 03-01 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 01-1-1. During the period of delay, FSP EITF 01-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-01, excluding paragraphs 10-20, did not impact the Group's consolidated position, results of operations or cash flows. The Group will assess the impact of paragraphs 10-20 of EITF 03-01 once the guidance has been finalised.

        In December 2003, the Securities and Exchange Commission issued "Staff Accounting Bulletin 104" ("SAB 104"). SAB 104 addresses certain aspects of the accounting by a vendor for arrangements that involve more than one deliverable, or unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Applying SAB 104 in the financial statements for the year ended 31 March 2005 has had no material impact on these financial statements.

eircom Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of eircom Limited:

        We have audited the accompanying consolidated balance sheets of eircom Limited and its subsidiaries as of 31 March 2004 and 31 March 2005 and the related consolidated profit and loss accounts, consolidated cash flow statements and reconciliation of movements in consolidated shareholders' funds for each of the three years in the period ended 31 March 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eircom Limited and its subsidiaries at 31 March 2004 and 31 March 2005, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2005, in conformity with accounting principles generally accepted in Ireland.

        Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

PricewaterhouseCoopers
Dublin, Ireland
28 June 2005

eircom Limited

Consolidated Profit and Loss Account

For the Year Ended 31 March 2005

	Notes	2003	2004	2005
		€'m	€'m	€'m
Turnover	2	1,682	1,628	1,602
Cost of sales		499	410	378

Gross profit		1,183	1,218	1,224
Operating costs before exceptional operating (charges)/credits and depreciation	3	(633)	(616)	(687)
Exceptional operating (charges)/credits	3, 4	(49)	(13)	6
Depreciation (net)	3, 10	(321)	(302)	(258)

Total operating costs	3	(1,003)	(931)	(939)

Group operating profit		180	287	285
Group's share of operating profits of associated undertakings		—	—	1

Total operating profit		180	287	286
Exceptional gain on the disposal of fixed assets		2	—	—
Exceptional gain/(loss) on exit from subsidiaries	5 (a)	175	(1)	—
Exceptional credit arising on Demerger of mobile business	5 (b)	—	—	4

Profit on ordinary activities before interest and taxation		357	286	290
Interest receivable/(payable) and similar charges (net)	6	10	(2)	2

Profit on ordinary activities before taxation		367	284	292
Tax charge on profit on ordinary activities	7	(47)	(39)	(36)

Profit on ordinary activities after taxation		320	245	256
Dividends paid and payable	8	(300)	(618)	(218)

Profit retained/(loss absorbed) for the financial year	20	20	(373)	38

        All of the group's activities are continuing.

The accompanying notes form an integral part of these consolidated financial statements.

eircom Limited

Consolidated Balance Sheet

As at 31 March 2005

	Notes	2004 €'m	2005 €'m
Fixed assets
Intangible assets	9	—	2
Tangible assets	10	1,583	1,529
Investments in associates	11	—	1

		1,583	1,532

Current assets
Stocks	12	10	11
Debtors: amounts falling due within one year	13	476	468
Cash at bank and in hand		97	39

		583	518

Creditors: Amounts falling due within one year	14	910	760

Net current liabilities		(327)	(242)

Total assets less current liabilities		1,256	1,290

Creditors: Amounts falling due after more than one year	14	10	9
Provision for liabilities and charges	17	222	219

		232	228

Net assets		1,024	1,062

Capital and reserves
Called up share capital	19	552	552
Capital conversion reserve fund	20	9	9
Share premium account	20	144	144
Revaluation reserve	20	297	286
Profit and loss account	20	22	71

Total equity shareholders' funds		1,024	1,062

The accompanying notes form an integral part of these consolidated financial statements.

eircom Limited

Consolidated Cash Flow Statements

For the Year Ended 31 March 2005

	Notes		2003	2004	2005
			€'m	€'m	€'m
Net cash inflow from operating activities	22(a	)	505	495	525
Returns on investments and servicing of finance	22(b	)	7	(4)	2
Taxation	22(c	)	4	(46)	(71)
Capital expenditure and financial investment (net)	22(d	)	(438)	26	(191)
Acquisitions and disposals	22(e	)	182	(1)	—
Dividends paid to equity shareholders			(300)	(458)	(322)

Cash (outflow)/inflow before management of liquid resources and financing			(40)	12	(57)
Financing	22(f	)	(88)	(105)	—

Decrease in cash			(128)	(93)	(57)

Reconciliation of Net Cash Flow to (Decrease)/Increase in Net Cash

	Notes		2003	2004	2005
			€'m	€'m	€'m
Decrease in cash in the financial year			(128)	(93)	(57)
Cash outflow from decrease in loans			88	105	—

(Decrease)/increase in net cash	22(g	)	(40)	12	(57)

The accompanying notes form an integral part of these consolidated financial statements.

eircom Limited

Consolidated Statement of Total Recognised Gains and Losses

For the Year Ended 31 March 2005

	2003	2004	2005
	€'m	€'m	€'m
Profit on ordinary activities after taxation	320	245	256
Unrealised surplus on revaluation of properties	7	54	—

Total recognised gains for the year	327	299	256

Note of Consolidated Historical Cost Profits and Losses

        The reported profit on ordinary activities before tax is €292 million (2004: €284 million, 2003: €367 million).

        If adjustments were made to reflect assets carried at valuation on a historical cost basis, this profit would be increased by €11 million (2004: €12 million, 2003: €9 million), to produce a historical cost profit on ordinary activities before taxation of €303 million (2004: €296 million, 2003: €376 million). The historical cost profit retained after taxation and dividends would be €49 million (2004: loss absorbed of €361 million, 2003: profit retained of €29 million).

The accompanying notes form an integral part of these consolidated financial statements.

eircom Limited

Reconciliation of Movements in Consolidated Shareholders' Funds

	2003	2004	2005
	€'m	€'m	€'m
Profit on ordinary activities after taxation	320	245	256
Dividends and appropriations	(300)	(618)	(218)

Profit retained/(loss absorbed) for the financial year	20	(373)	38
Revaluation surplus	7	54	—

Net increase/(reduction) in total shareholders' funds	27	(319)	38
Total shareholders' funds at beginning of year	1,316	1,343	1,024

Total equity shareholders' funds at end of year	1,343	1,024	1,062

The accompanying notes form an integral part of these consolidated financial statements.

eircom Limited

Notes to the Consolidated Financial Statements

1.     Accounting Policies and Estimation Techniques

  (a) Basis of Accounting and Reporting Currency

        The financial statements are prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, in accordance with the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations 1992, and applicable accounting standards. The group financial statements consolidate the financial statements of the company and its subsidiary undertakings. The subsidiary undertakings' financial years are all coterminous with those of the company. A summary of the more important group accounting policies is set out below.

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

        Certain amounts in prior years have been reclassified to conform with the current years presentation.

  (b) Basis of Consolidation

        The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, eircom Limited, and its subsidiary undertakings.

        Acquisitions of companies are accounted for under acquisition accounting rules. Investments in associated undertakings are accounted for using the equity method of accounting. All inter-company transactions are eliminated as part of the consolidation process. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes.

  (c) Intangible assets

  Goodwill

        The goodwill arising from the purchase of subsidiary undertakings is capitalised and amortised on a straight line basis over its expected useful life. Goodwill represents the excess of the consideration paid for the acquisition of shares in subsidiaries and associated undertakings over the fair value of their separable net assets acquired. The useful lives of goodwill, related to acquired businesses have been determined by reference to the years over which the values of the underlying businesses are expected to exceed the values of their identifiable net assets, and are presumed not to exceed twenty years.

        Prior to 3 April 1998, goodwill arising from acquisitions of subsidiaries and associated undertakings was eliminated against reserves and amounts to €3.379 million (2004: €3.379 million). This goodwill will be charged to the consolidated profit and loss account, should the group dispose of the businesses to which it relates.

  Other Intangible Assets

        Intangible assets purchased are capitalised at cost and amortised over the useful life of the related asset. They consist of purchased monitoring contracts in our residential security systems operation.

  (d) Revenue Recognition

        Turnover comprises the fair value of consideration received in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Turnover is recognised in the period earned by rendering of services or delivery of products. Turnover includes sales by group undertakings but excludes all intercompany sales.

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

        Bundled products (line rentals and calls) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard call rates is normally applied to the traffic element of the bundle.

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

        The group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group's networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

  (e) Cost of Sales

        Costs of sales are mainly settlement fees that the group pays to other authorised operators for traffic that is routed on their networks. Costs of sales also include the cost of equipment sold and commissions paid to third party agents. These commissions relate to sales of eircom products by third parties. Costs are recognised in the same period as the related turnover. This period is based on the term the customer is committed to a contractual service contract. Where customers have no contractual commitment, agents commission and other costs directly attributable to the sale to the customers are recognised as incurred.

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

  (i) Tangible Fixed Assets

        Tangible fixed assets are stated at historical cost or valuation, less accumulated depreciation. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers' premises and includes contractors' charges, materials and labour and related overheads directly attributable to the cost of construction. Land and buildings, excepting those held on a short leasehold basis, are stated at a valuation, the basis of which is depreciated replacement cost or open market value, as appropriate. Depreciated replacement cost is the gross replacement cost of fixed assets less depreciation based on that cost and on the age of the assets.

  Depreciation

        Depreciation is provided on tangible fixed assets (excluding land), on a straight line basis, so as to write off their historical cost/valuation less residual amounts over their estimated economic lives. A full year's depreciation is charged to the profit and loss account, on tangible fixed assets (excluding land), in the year the asset becomes available for use. The estimated economic lives assigned to tangible assets are as follows:

Estimated Economic Life (Years) 2005
Asset Class
Buildings	40
Network Services
Transmission Equipment
Duct	20
Overhead cable/poles	10-15
Underground cable	14
Exchanges
Exchange line terminations	8
Core hardware/operating software	4
Others	3-7

        The group's policy is to review the remaining economic lives of tangible fixed assets on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated lives of tangible fixed assets.

        Fully depreciated assets are retained in the cost/valuation of tangible fixed assets and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the consolidated profit and loss account.

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

        The disclosures required under the transitional arrangements of Financial Reporting Standard 17 "Retirement Benefits" for the year ended 31 March 2005 are shown in Note 25(c).

  (p) Provisions

        A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured, where material, on a discounted basis.

  (q) Onerous Contracts

        In accordance with the requirements of FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", provision is made against the net cash outflow expected to arise from contracts where the unavoidable costs under the contract exceed the economic benefit expected to be received under the contract.

2.     Turnover and Segmental Analysis of Class of Business

        The group provides communications services principally in Ireland. The group is managed on a unitary basis and has no segments. The group's share of turnover from associates is included in the table below.

	2003	2004	2005
	€'m	€'m	€'m
Turnover
Group	1,682	1,628	1,602
Associates	13	15	20

Total turnover	1,695	1,643	1,622

3.     Operating Costs

	2003	2004	2005
	€'m	€'m	€'m
Staff costs
Wages & salaries & other staff costs	372	376	374
Social welfare costs	15	14	14
Pension costs	25	25	25

	412	415	413
Staff costs capitalised	(44)	(54)	(58)

Staff costs before restructuring programme costs	368	361	355
Restructuring programme costs (including related pension costs)	—	—	72

Net staff costs included in operating costs	368	361	427
Other operating costs (a)	265	255	260

	633	616	687
Exceptional operating charges/(credits), including certain staff costs (note 4)	49	13	(6)
Depreciation (net) (note 10)	321	302	258

Total operating costs	1,003	931	939

  (a) Other operating costs are stated after charging/(crediting):

	2003	2004	2005
	€'000	€'000	€'000
Research costs	154	50	1,048

Hire of plant and machinery	2,891	3,053	3,367

Other operating lease rentals	22,748	22,449	20,096

Net exchange gain on foreign currency borrowings less deposits	(6,238)	(1,134)	(261)

  (b) Services provided by the group's auditor and network firms

        During the year the group obtained the following services from the group's auditor as detailed below:

	2003	2004	2005
	€'000	€'000	€'000
Audit services
Statutory audit	540	540	532
Other audit related services (including non-statutory audits)	361	317	730
Audit related regulatory reporting	1,421	2,085	2,255

	2,322	2,942	3,517
Further assurance services	1,420	808	290
Tax advisory services	965	144	60

	4,707	3,894	3,867

  (c) Directors' Remuneration

	2003	2004	2005
	€'000	€'000	€'000
Emoluments
—for services as Directors	535	1,338	763
—for other services	1,306	5,707	3,392
—pension contributions	328	3,726	525

	2,169	10,771	4,680

4.     Exceptional Operating Charges/(Credits)

	2003	2004	2005
	€'m	€'m	€'m
Exceptional operating charges/(credits)	49	13	(6)

        In the year ended 31 March 2005, the exceptional credit of €6 million is in relation to a provision release partially offset by accrued costs incurred from certain compliance matters. The net tax effect of the exceptional credit was to increase the Group tax charge by €1 million.

        In the year ended 31 March 2004, exceptional costs include bonus amounts payable to executives of €19 million, relating to contractual entitlements triggered by the refinancing of the group. These costs were partially offset by a €3 million credit relating to compliance matters, €2 million credit relating to refinancing and €1 million credit relating to restructuring. The net tax effect of the exceptional charge was to reduce the Group tax charge by €2 million.

        In the year ended 31 March 2003, the group incurred a number of non-recurring costs principally in relation to (i) costs incurred in connection with potential refinancing and (ii) charges in relation to a deficit on an annuity scheme provided as part of the restructuring programme. The net tax effect of the exceptional charge was to reduce the group tax charge by €7 million.

        The cash outflows resulting from exceptional charges for the year ended 31 March 2005 were €Nil (2004: €36 million, 2003: €19 million). This includes certain cashflows in respect of exceptional charges included in the Profit & Loss Account in earlier years.

5.     Exceptional:

  (a) gain on the exit from subsidiaries

        In the year ended 31 March 2003, eircom agreed to transfer control of its 63% shareholding in Golden Pages Limited and its 100% shareholding in eircom NI Limited. The following table sets out the effect of these transactions on the results of the group.

2003
€'m
Net assets:
Tangible Assets	10
Stocks	10
Debtors	6
Cash	12
Creditors	(10)
Minority interest	(10)

Net assets at date of the exit	18
Amount realised (after expenses)	193

Profit on exit from subsidiaries	175

Amount realised comprised of:—	€'m
Cash received	195
Expenses incurred	(2)

193

An analysis of the net cash inflows is as follows:—	€'m
Cash received	195
Cash disposed of	(12)
Related exit costs paid	(1)

182

        The related tax charge on this gain is included in the taxation charge in the year ended 31 March 2003.

  (b) credit arising on the Demerger of mobile business

	2003 €'m	2004 €'m	2005 €'m
Exceptional credit arising on the Demerger of mobile business	—	—	(4)

        In the year ended 31 March 2005, an exceptional credit arose in respect of a €4 million adjustment in relation to the costs provided for the demerger of the Eircell mobile business and subsequent acquisition by Vodafone plc. The net tax effect of the exceptional credit was to increase the Group tax charge by €1 million.

6.     Interest (Receivable)/Payable and Similar Charges (net)

	2003	2004	2005
	€'m	€'m	€'m
Interest and associated finance costs payable in respect of bank loans and other debt:
Repayable within 5 years	15	6	2
Repayable wholly or partly in more than 5 years	—	—	—

Total interest payable and similar charges	15	6	2
Less: interest receivable	(25)	(4)	(4)

Net interest (receivable)/payable	(10)	2	(2)
Exchange differences arising on foreign currency borrowings
Unrealised gains	(1)	—	—
Hedging contract losses	1	—	—

Net Interest (receivable)/payable and similar charges	(10)	2	(2)

        In the year ended 31 March 2003, net interest receivable includes €11 million of interest received in respect of taxation settlements.

7.     Tax Charge on Profit on Ordinary Activities

  (a) Analysis of charge for the year

	2003	2004	2005
	€'m	€'m	€'m
Current tax:
Irish corporation tax on profit for the year	29	36	35
Adjustments in respect of previous periods	(36)	(2)	(4)
Payment for corporation tax losses	9	—	—
Taxation on exceptional gain on the exit from subsidiaries	38	—	—

Total current tax charge (note 7(b))	40	34	31
Deferred tax: Origination and reversal of timing differences (note 17)	7	5	5

Taxation charge on profit on ordinary activities	47	39	36

  (b) Factors affecting tax charge for year

        The tax assessed for the year is different than the tax charge that would arise on applying the standard rate of corporation tax, 12.5% in the Republic of Ireland. The differences are explained below:—

	2003	2004	2005
	€'m	€'m	€'m
Profit on ordinary activities before taxation	367	284	292

Profit on ordinary activities multiplied by standard rate of corporation tax 12.5% (2004: 12.5%, 2003:15.125%)	56	36	37
Effects of:—
Adjustment in respect of previous periods	(36)	(2)	(4)
Utilisation of tax losses	(1)	(1)	—
Capital Allowances in excess of Depreciation	(7)	(4)	(6)
Timing differences	—	1	1
Tax losses unutilised	—	1	—
Payments for tax losses	9	—	—
Income not taxable	(2)	—	—
Gains taxed in prior periods	(2)	(2)	—
Expenses not deductible for tax purposes	11	5	3
Income liable at higher rates	12	—	—

Current tax charge for year (note 7(a))	40	34	31

  (c) Factors that may affect future tax charges

        The proposed adoption of IFRS for the year ending 31 March 2006 onwards may materially affect the future tax charge.

8.     Dividends Paid and Payable

	2003	2004	2005
	€'m	€'m	€'m
Ordinary dividends:
Interim dividend of Nil per share (2004: 23.145c, 2003: 13.588c)	300	511	—
Proposed final dividend of Nil per share (2004: 4.846c, 2003: Nil)	—	107	—
Declared final dividend of 9.874c per share (2004: Nil, 2003: Nil)	—	—	218

	300	618	218

9.     Intangible Assets

2005
€'m
Cost
At 31 March 2004	—
Additions	2

At 31 March 2005	2

Amortisation
At 31 March 2004	—
Charge for year	—

At 31 March 2005	—

Total Net Book Value at 31 March 2005	2

Total Net Book Value at 31 March 2004	—

10.   Tangible Fixed Assets

        a)

	Land & Buildings	Network Plant & Equipment	Total
	€'m	€'m	€'m
Cost or Valuation
Cost	6	4,065	4,071
Valuation	408	749	1,157

At 31 March 2003	414	4,814	5,228

Additions	1	206	207
Disposals/retirements	—	(55)	(55)
Exit from subsidiaries	(2)	(1)	(3)
Revaluation surplus	37	—	37

At 31 March 2004	450	4,964	5,414

Cost	3	4,215	4,218
Valuation	447	749	1,196
Additions	13	196	209
Exchange adjustments	—	(2)	(2)
Disposals/retirements	(3)	(9)	(12)

At 31 March 2005	460	5,149	5,609

Cost	15	4,400	4,415
Valuation	445	749	1,194
Accumulated Depreciation
At 31 March 2003	7	3,592	3,599
Charge for year (note 10(b))	17	274	291
Impairment charge	5	9	14
Disposals/retirements	—	(54)	(54)
Exit from subsidiaries	(1)	(1)	(2)
Revaluation surplus	(17)	—	(17)

At 31 March 2004	11	3,820	3,831

Charge for year (note 10(b))	17	242	259
Exchange adjustments	—	(1)	(1)
Disposals/retirements	—	(9)	(9)

At 31 March 2005	28	4,052	4,080

Total Net Book Value at 31 March 2005	432	1,097	1,529

Total Net Book Value at 31 March 2004	439	1,144	1,583

        b)    The depreciation charged in the profit and loss account is net of capital grants amortised during the year as follows:—

	2003	2004	2005
	€'m	€'m	€'m
Depreciation	309	291	259
Impairment charge included in depreciation	15	14	—
Amortisation of capital grants (note 18)	(3)	(3)	(1)

	321	302	258

        The impairment charge included in depreciation in the year ended 31 March 2004 relates to Global Crossing, International Cable and Synchronous Digital Hierarchy ("SDH") equipment, which has been written off.

        c)     The valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at December 2003 valued the properties at €442 million. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis. As a result the carrying value of land and buildings was revalued upwards by €54 million. In addition, there was a revaluation deficit below the net book value of certain land and buildings of €5 million, which has been charged to the profit and loss account.

        If these land and buildings had not been revalued, they would have been included in the financial statements at the following amounts:

	2004	2005
	€'m	€'m
Cost	277	288
Accumulated Depreciation	(137)	(142)

Net Book Value	140	146

        d)    Included in tangible fixed assets is plant and equipment acquired under finance leases as follows:—

	2004	2005
	€'m	€'m
Cost	135	135
Accumulated depreciation	(108)	(120)

Net book value	27	15

Depreciation charge for the year	13	12

        e)    Assets in course of construction

        Included in tangible fixed assets are assets in the course of construction of €85 million (2004: €75 million).

11.   Investments in Associates

	2004 €'m	2005 €'m
At beginning of year	—	—
Share of profits, interest and taxation of associated undertakings	—	1

At end of year	—	1

12.   Stocks

	2004 €'m	2005 €'m
Network development and maintenance stocks	4	6
Consumable and other stocks	6	5

	10	11

        The net replacement cost of stocks is not expected to be materially different from that shown above.

13.   Debtors

	2004 €'m	2005 €'m
Amounts falling due within one year:—
Trade debtors	218	210
Prepayments and accrued income	88	88
Amount owed by parent company	170	170

	476	468

        Two subsidiaries of the company are party to a financing transaction under which credit balances and debit balances of the entities may be offset. This offset has been effected in the group balance sheet. The balances of the group so offset were €149 million (2004: €159 million) lease receivables and €149 million (2004: €159 million) bank loans.

        The amount owed by the parent company is unsecured, interest free and repayable within one year.

14.   Creditors:

	2004 €'m	2005 €'m
a) amounts falling due within one year:—
Bank loans and overdrafts (note 15)	1	—
Trade creditors	108	81
Amounts owed to parent company	154	154
Accruals and deferred income	390	414
PAYE/PRSI	7	7
VAT	25	23
Corporation tax payable	65	25
Dividend Payable	160	56

	910	760

	2004 €'m	2005 €'m
b) amounts falling due after more than one year:—
Capital grants (note 18)	10	9

	10	9

15.   Loans and Other Debt

	Within 1 Year	Between 1 & 2 Years	Between 2 & 5 Years	After 5 Years	Total
	€'m	€'m	€'m	€'m	€'m
Overdrafts	1	—	—	—	1

At 31 March 2004	1	—	—	—	1

Overdrafts	—	—	—	—	—

At 31 March 2005	—	—	—	—	—

        Included in the above amounts are:—

	2004	2005
	€'m	€'m
Wholly repayable within 1 year	1	—
Repayable, by instalments, within 5 years	—	—
Repayable, otherwise than by instalments, due after 5 years	—	—

	1	—

16.   Financial Instruments

        The group holds or issues financial instruments for the following main purposes:-

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

        The main risks arising from the use of financial instruments are market rate risk, liquidity risk and credit risk. Responsibility for managing these risks rests with the Board of Directors and, in respect of certain activities, the Treasury Committee, a management committee chaired by the group's Chief Financial Officer. It is, and has been throughout the period under review, the group's policy not to trade in financial instruments.

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

        The main derivatives used are forward foreign exchange contracts. It is group policy to hedge the majority of currency risk in currencies, which are not denominations of the euro.

  Interest rate risk profile of financial assets

        There were floating rate deposits outstanding of €39 million at 31 March 2005 (2004: €97 million). The interest rate on these deposits is generally based on the appropriate Euribor rate.

  Interest rate risk profile of the group's financial liabilities

  Bank and Other Borrowing
  (Debt net of Swaps)

	Local Currency			Local Currency
	Fixed 2004	Floating 2004	Total 2004	Fixed 2005	Floating 2005	Total 2005
	€'m	€'m	€'m	€'m	€'m	€'m
EUR	—	1	1	—	—	—
Other currencies	—	—	—	—	—	—

Total all currencies	—	1	1	—	—	—

  Currency exposures

        As at 31 March 2005, after taking into account the effects of forward foreign exchange contracts, the group has no material currency exposure.

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

	31 March 2004		31 March 2005
	Book Value	Fair Value	Book Value	Fair Value
	€'m	€'m	€'m	€'m
Financial assets
Cash	97	97	39	39

Liabilities
Underlying debt
Fixed rate	—	—	—	—
Floating rate	1	1	—	—

Total	1	1	—	—

Debt net of swaps
Fixed rate	—	—	—	—
Floating rate	1	1	—	—

Total	1	1	—	—

Interest rate swaps liability	—	—	—	—

Currency swaps liability	—	—	—	—

Forward contracts	—	—	—	—

  Liquidity risk

        The objective of liquidity management is to ensure the availability of sufficient funds to meet the group's requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines.

        The maturity profile of group debt is set out in Note 15 of the Financial Statements.

        The group has access to a €150 million (2004: €150 million) committed borrowing facility as part of the Valentia Telecommunications Group, expiring in March 2009, which was undrawn at 31 March 2005. All conditions precedent had been met at 31 March 2005.

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

  Hedges

        Under the company's accounting policy, foreign currency borrowings and currency swap agreements are valued at year end exchange rates.

        The group had no unrecognised losses at 31 March 2004 and 31 March 2005.

17.   Provision for Liabilities and Charges

	Staff Restructuring	Onerous Contracts	Other	Deferred Taxation	Total
	€'m	€'m	€'m	€'m	€'m
At beginning of year	127	10	75	57	269
Transfer to accruals	(1)	—	—	—	(1)
Utilised in year	(45)	(10)	(6)	—	(61)
Profit and loss (credit)/charge (net)	(1)	—	11	5	15

As at 31 March 2004	80	—	80	62	222

Transfer	(1)	3	1	—	3
Utilised in year	(7)	—	(7)	—	(14)
Profit and loss charge/(credit) (net)	6	1	(4)	5	8

As at 31 March 2005	78	4	70	67	219

  Staff Restructuring

        The group has a constructive obligation in respect of staff restructuring. The amount of the provision is based on the group's past experience of restructuring and the discussions to date with employees and their representative unions. The provision is in respect of a net deficit on an annuity plan of €78 million (2004: €72 million) offered as part of the restructuring programme. As at 31 March 2005, the provision is expected to be utilised over a period of eight years.

        During the year ended 31 March 2004, €45 million of the provision was utilised primarily to pay for staff exits under the fundamental restructuring programme. There was a release of €1 million in relation to a provision for restructuring in the year ended 31 March 2004.

  Onerous Contracts

        In the year ended 31 March 2005, eircom has onerous contracts in relation to leases on vacant properties. The provision is based on contracted terms and the liability is expected to be discharged during the year ended 31 March 2006.

        At 31 March 2003, eircom had onerous contracts in relation to international capacity commitments. The provision was based on contracted terms and the liability was paid during the year ended 31 March 2004.

  Other

        The group is self insured in respect of certain personal injury and damage claims. There is a provision for the estimated costs of incidents which have occurred up to 31 March 2005, based on a case by case review with actuarial assistance. The payments will be made as the cases are settled. The group also has a provision for costs arising from certain compliance matters. There was a release of €7 million (2004: €3 million) in relation to a provision for costs arising from certain compliance matters in the year ended 31 March 2005.

  Deferred Taxation

        In accordance with FRS 19, the group's policy is to provide for taxation on a full liability basis. Deferred taxation liabilities arise mainly from capital allowances in excess of depreciation.

        The deferred taxation provision consists of:

	2004	2005
	€'m	€'m
Capital allowances and other timing differences	62	67

        No deferred tax is provided on timing differences arising from the revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will be rolled over. The total amount unprovided for is estimated at €57 million (2004: €60 million). Such deferred tax would become payable only if the fixed assets were sold.

18.   Capital Grants

	2004	2005
	€'m	€'m
Received
At beginning of year	96	97
Reclassification	—	(9)
Received during year	1	—

At end of year	97	88

Amortisation
At beginning of year	84	87
Reclassification	—	(9)
Amortisation to profit and loss account (note 10(b))	3	1

At end of year	87	79

Net book value at end of year	10	9

        The capital grants received by the group relate to programmes to develop the Irish telecommunications infrastructure and were sponsored by the European Union.

19.   Called Up Share Capital

	2004	2005
	€'m	€'m
Authorised Ordinary Shares of €0.25 each (3 billion shares)	750	750

Allotted, Called up and Fully Paid Shares of €0.25 each 2,207,826,690 shares	552	552

20.   Reserves

	Capital Conversion Reserve Fund	Share Premium	Revaluation Reserve	Profit and loss Account
	€'m	€'m	€'m	€'m
As at 31 March 2003	9	144	255	383
Loss for the financial year	—	—	—	(373)
Revaluation surplus	—	—	54	—
Transfers on realisation of revalued assets	—	—	(12)	12

As at 31 March 2004	9	144	297	22

Profit for the financial year	—	—	—	38
Transfers on realisation of revalued assets	—	—	(11)	11

As at 31 March 2005	9	144	286	71

21.   Post Balance Sheet Events

  Disposal of Properties

        Since the year end the group has disposed of certain properties. The group expects to realise a profit (after tax) of circa €34 million on these sales based on the excess of net sales proceeds receivable over the carrying value of these assets at year end.

22.   Amounts in Group Cash Flow Statement

        Amounts included in the group cash flow statement are reconciled or analysed as follows:—

  (a) Net Cash Flow from all Operating Activities

	2003	2004	2005
	€'m	€'m	€'m
Operating profit	180	287	285
Depreciation and amortisation	321	302	258
Cash flows relating to fundamental restructuring, business exits and other provisions	(64)	(59)	(49)
Non-cash exceptional charges/(credits)	46	(6)	(7)
Non-cash restructuring programme costs	—	—	25
Cash flows relating to prior year exceptional charges	(7)	(7)	—
Working Capital
Decrease/(increase) in stocks	1	—	(1)
(Decrease)/increase in creditors	(127)	(31)	5
Decrease in debtors	155	9	9

Net cash inflow from operating activities	505	495	525

  (b) Return on Investment and Servicing of Finance

	2003	2004	2005
	€'m	€'m	€'m
Interest received	24	2	3
Interest paid	(17)	(6)	(1)

	7	(4)	2

  (c) Taxation

	2003	2004	2005
	€'m	€'m	€'m
Corporation tax refund received	17	—	3
Corporation tax paid	(13)	(14)	(20)
Taxation on exceptional gain on the exit from Golden Pages	—	—	(38)
Payment to group companies for corporation tax losses	—	(32)	(16)

	4	(46)	(71)

  (d) Capital Expenditure and Financial Investment (net)

	2003	2004	2005
	€'m	€'m	€'m
Payments to acquire tangible fixed assets	(197)	(209)	(194)
Receipts from disposal of fixed assets	8	1	3
Capital grants received	—	1	—
(Advances to) /repayments from parent company	(249)	233	—

	(438)	26	(191)

  (e) Acquisitions and disposals

	2003	2004	2005
	€'m	€'m	€'m
Proceeds from exit from subsidiary undertakings	194	—	—
Cash of subsidiary undertakings disposed	(12)	(1)	—

	182	(1)	—

  (f) Financing

	2003	2004	2005
	€'m	€'m	€'m
Repayment of loan capital	(87)	(105)	—
Capital element of finance lease payments	(1)	—	—

Net cash outflow from financing	(88)	(105)	—

  (g) Analysis of Net Cash

	At 31 March 2003	Cashflows	At 31 March 2005	Cashflows	At 31 March 2004
	€'m	€'m	€'m	€'m	€'m
Cash at bank and in hand	190	(93)	97	(58)	39
Overdrafts	(1)	—	(1)	1	—

	189	(93)	96	(57)	39
Debt due within one year	(105)	105	—	—	—

	84	12	96	(57)	39

23.   Principal Subsidiary and Associated Undertakings

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2005	Business	Registered Office and Country of Incorporation
Irish Telecommunications Investments Limited	100%	Telecommunications Financing and Treasury Management	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom (U.S.) Limited	100%	Marketing of Telecom Services in U.S.A.	114 St. Stephen's Green West, Dublin 2, Ireland.
Osprey Property Limited	100%	Property Development Company	Leitrim House, Upper Stephen's Street, Dublin 8.
Eirtrade Services Limited	100%	Provision of Electronic Trading Services	114 St. Stephen's Green West, Dublin 2, Ireland.
eircom Phonewatch Limited	100%	Installation, Monitoring and Maintenance of Residential Security Systems	114 St. Stephen's Green West, Dublin 2, Ireland.
Indigo Group Limited	100%	Provision of Internet Services	114 St. Stephen's Green West, Dublin 2, Ireland.

eircom UK Limited	100%	Provision of Telecommunications and Related Services	South Quay Plaza 11, 183 Marsh Wall, London E14 9SH, UK.
Lan Communications Limited	100%	Systems Integrator	114 St. Stephens Green West, Dublin 2, Ireland.
eircom Investments BV	100%	Investment Holding Company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.
Eircable Limited	100%	Investment Holding Company	114 St. Stephens Green West, Dublin 2, Ireland.
eircom Holdings Limited	100%	Investment Holding Company	114 St. Stephens Green West, Dublin 2, Ireland.
Continuous Communications	100%	Communications Contractors Systems Limited	114 St. Stephens Green West, Dublin 2, Ireland.
eircom (Infonet Ireland) Limited	100%	Provision of Global Data Services	114 St. Stephens Green West, Dublin 2, Ireland.
GoFree Limited	100%	Property Investment Company	114 St. Stephens Green West, Dublin 2, Ireland.
eircom Net BV	100%	Investment Holding Company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.
eircom International Networks Limited	100%	Provision of Telecommunications and Related Services	114 St. Stephens Green West, Dublin 2, Ireland.
Associated undertakings	Interest in Ordinary Shares at 31 March 2005	Business	Registered Office and Country of Incorporation
eircom Enterprise Fund Limited	50%	Seed Capital Company and Early Stage Fund Company	114 St. Stephens Green West Dublin 2, Ireland.
Beacon Integrated Solutions Limited	49%	Information Technology Consultancy	Howley's Quay, Limerick, Ireland.
Telecom Engineering Services Limited	35%	Telecommunications Engineering Services	Unit 14, Cherry Orchard Industrial Estate, Dublin 10, Ireland.
Altion Limited	33%	Telecommunications Software Solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.
Buy4Now Limited	22%	E-commerce Software Developer	9 The Mall, Beacon Road, Sandyford Industrial Estate, Dublin 18, Ireland.

        Telecom Engineering Services Limited has a financial year ending on 31 July 2004.

24.   Employees

        The average number of persons employed by the group during the year was as follows:—

	2003	2004	2005
Fixed line network and other communications
Operations/Technical	5,700	5,335	4,966
Sales/Customer Support	2,871	2,439	2,128
Administration	558	532	501

Total	9,129	8,306	7,595

25.   Pensions

        (a)   The group's pension commitments are funded through separately administered Superannuation Schemes and are principally of a defined benefit nature. The total group pension charge, including contributions to the group's defined contribution scheme, in respect of the year ended 31 March 2005 was €25 million (2004: €25 million, 2003: €25 million). In respect of the principal scheme, the contributions represent a rate of 8.2% of pensionable emoluments, as advised by the group's Actuaries.

        The last Actuarial Valuation of the principal scheme was carried out, using the attained age method, as at 31 March 2005 by Mercer Human Resource Consulting who are actuaries to the Scheme but are neither officers nor employees of the group.

        The actuarial method used involved determining an appropriate future group contribution rate designed to fund the projected liabilities of the Scheme related to service subsequent to 1 January 1984 over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial valuation was that the Scheme's investments will earn a real rate of investment return, over and above salary inflation and pension increases, between 2.5% and 2.75% per annum. At the date of the last actuarial valuation, the market value of the pension scheme assets was €2,190 million and the actuarial valuation of the assets attributable to the pension fund was sufficient to meet more than 100% of the value of the scheme's accrued liabilities making due allowance for future increases in salaries and pensions.

        The actuarial report is available for inspection by the members of the scheme at 114 St. Stephen's Green West, Dublin 2. The actuarial report is not available for public inspection.

        (b)   The Irish Minister for Finance is responsible for meeting and discharging the liability of: (i) the pension costs of former staff of the Irish Department of Posts and Telegraphs who retired or died before the vesting Day (1 January 1984); (ii) costs in respect of the pension entitlements, related to pre-vesting day reckonable service, of staff who transferred to eircom from the Irish Civil Service. Such benefit payments are made from the eircom Number 2 Pension Fund, which was established in March 1999 and received a contribution of €1,016m from the Irish Minister for Finance in accordance with arrangements set out in the eircom Superannuation (Amendment) Scheme 1999. However, the Minister retains liability for these payments.

        (c)   Financial Reporting Standard 17 'Retirement Benefits' disclosures

        An updated actuarial valuation for Financial Reporting Standard 17 disclosure purposes were carried out by a qualified independent actuary. The main financial assumptions used in the valuation were:

	2002	2003	2004	2005
Rate of increase in salaries	4.00%	3.50%	3.50%	3.50%
Rate of increase in pensions in payment	4.00%	3.50%	3.50%	3.50%
Discount rate	6.10%	5.50%	5.00%	4.75%
Inflation assumption	2.25%	2.25%	2.25%	2.25%

        The assets in the scheme were:

	Market value at 31 March 2002	Market value at 31 March 2003	Market value at 31 March 2004	Market value at 31 March 2005
	€'m	€'m	€'m	€'m
Equities	1,479	1,027	1,419	1,542
Bonds	349	294	248	241
Cash	98	60	67	89
Property	240	309	334	390

	2,166	1,690	2,068	2,262

        The expected rate of return were:

	Long-term rate of return expected at 31 March 2002	Long-term rate of return expected at 31 March 2003	Long-term rate of return expected at 31 March 2004	Long-term rate of return expected at 31 March 2005
Equities	8.00%	7.75%	7.50%	7.25%
Bonds	5.00%	4.75%	4.50%	3.75%
Cash	3.50%	3.00%	3.00%	3.00%
Property	6.50%	6.25%	6.00%	5.00%

        The following amounts were measured in accordance with the requirements of Financial Reporting Standard 17:

	2002	2003	2004	2005
	€'m	€'m	€'m	€'m
Total market value of assets	2,166	1,690	2,068	2,262
Present value of scheme liabilities	(1,807)	(2,015)	(2,360)	(2,923)

Surplus/(deficit) in the scheme	359	(325)	(292)	(661)
Related deferred tax (liability)/asset	(45)	41	36	83

Net pension asset/(liability)	314	(284)	(256)	(578)

        If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserves at 31 March 2005 would be as follows:-

	2002	2003	2004	2005
	€'m	€'m	€'m	€'m
Net assets excluding pension asset/(liability)	1,326	1,343	1,024	1,062
Net FRS 17 pension asset/(liability)	314	(284)	(256)	(578)
Liability already recognised in financial statements (net of deferred taxation)	—	51	64	68

Net assets including pension asset/(liability)	1,640	1,110	832	552

Profit and loss reserves excluding pension asset/(liability)	354	383	22	71
Net FRS 17 pension asset/(liability)	314	(284)	(256)	(578)
Liability already recognised in financial statements (net of deferred taxation)	—	51	64	68

Profit and loss reserves including pension asset/(liability)	668	150	(170)	(439)

        The following amounts would have been recognised in the performance statements for the year ended 31 March 2003, 31 March 2004 and 31 March 2005 under the requirements of FRS 17.

	2003	2004	2005
	€'m	€'m	€'m
Operating profit
Current service cost	36	40	46
Past service cost	8	—	9

	44	40	55

Other finance income
Expected return on pension scheme assets	154	114	139
Interest on pension scheme liabilities	(112)	(111)	(118)

	42	3	21

Statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	(623)	292	67
Changes in assumptions underlying the present value of the scheme liabilities	(34)	(211)	(446)
Experience (losses) and gains arising on the pension scheme liabilities	(47)	(32)	6

Actuarial (loss)/gain recognised in the statement of total recognised gains and losses	(704)	49	(373)

Movement in surplus/(deficit) during the year
Surplus/(deficit) in scheme at start of year	359	(325)	(292)
Current service cost	(36)	(40)	(46)
Contributions paid	22	21	38
Past service costs	(8)	—	(9)
Other finance income	42	3	21
Actuarial (loss)/gain	(704)	49	(373)

Deficit in scheme at end of year	(325)	(292)	(661)

Experience gains and losses for the year
Difference between the expected returns and actual return on scheme assets	(623)	292	67
Percentage of scheme assets	(37)%	14%	3%
Experience gains and losses on scheme liabilities	(47)	(32)	6
Percentage of the present value of scheme liabilities	(2)%	(1)%	—
Total recognised in statement of total recognised gains and losses	(704)	49	(373)
Percentage of the present value of scheme liabilities	(35)%	2%	(13)%

26.   Operating Lease Commitments

        At 31 March 2005 the group had annual commitments in respect of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years. The analysis of the group's annual commitments is as follows:

	2004		2005
	Property	Vehicles, plant and equipment	Property	Vehicles, plant and equipment
	€'m	€'m	€'m	€'m
Annual commitments under non-cancellable operating lease expiring:
Within one year	—	1	—	1
Within two to five years	—	2	—	3
After five years	22	—	20	—

	22	3	20	4

27.   Contingent Liabilities

  Regulatory Compliance Matters

        On 17 October 2002, the Commission for Communications Regulation ("ComReg"), the Irish regulator for telecommunications, determined that the group was not in compliance with its obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of the group's discount schemes and published prices. No penalties were levied on the group as a result of this determination. By agreement with ComReg and at its direction, the group put internal controls in place that the group believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and eircom Limited's Statement of Compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that the Group is not complying with its obligations, ComReg could begin an enforcement action. If the Group is found to be in violation of applicable laws and regulations, it may become subject to substantial criminal and civil penalties and fines.

        Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against the group, seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. The group submitted its defence on 26 January 2004. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs' alleged budget growth (€25 million) and loss of revenue on the plaintiffs' pricing (€5 million). The Directors do not believe that these figures represent damages which would be properly recoverable from the group even if it had a liability to the plaintiffs, which is denied by the group in the proceedings. The particulars also include further unquantified damages. The plenary summons and statement of claim of Ocean Communications Ltd and ESAT Communications Ltd were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights.

  Demerger of the Eircell Mobile business

        Consequent on the Demerger of Eircell Limited 2001, the group has given certain warranties and indemnities to Eircell 2000 plc and Vodafone Group plc, some of which are subject to various limitations. The group has also given indemnities to Vodafone Group plc, unlimited in time and quantum, in relation to the efficacy of the Demerger. Except for certain warranties relating to taxation and the indemnities in relation to the efficacy of the Demerger (in respect of which the liability of the group is unlimited in quantum), the liability of the group for breach of the warranties is limited to €500 million. The group has no liability in respect of claims under the warranties unless and until the amount of such claims, excluding claims which are for amounts less than €250,000 each, exceeds €25 million, in which event Vodafone Group plc are entitled to recover the full value of the claims including claims previously notified.

        eircom has agreed certain other indemnities in relation to costs and liabilities. The Directors are not aware of any such liabilities which would have a material effect on the group's financial position.

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

28.   Guarantee

  Senior Credit Facility

        The Senior Credit Facility of Valentia Telecommunications, the company's immediate parent company, consists of a €1.4 billion credit facility which has the benefit of guarantees of all amounts payable by a borrower under the terms of the Senior Credit Facility. The Senior Credit Facility and its related guarantee are secured, amongst other things, by a charge of the shares in eircom and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom and ITI.

        The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom Limited. Valentia Telecommunications is the borrower of the €1.250 billion term loan facility and eircom is a borrower under the €150 million revolving credit facility, which is currently undrawn.

        The obligations of Valentia Telecommunications, eircom and ITI under the Senior Credit Facilities are guaranteed by Valentia Telecommunications, eircom and ITI.

        Valentia Telecommunications has granted a security interest over substantially all of its assets, including a fixed charge over all estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; securities; intellectual property; insurance proceeds; debts, revenue and claims and accounts and a floating charge over all of its other undertakings and assets. In addition, the shares of eircom have been charged in favour of Deutsche Bank AG London as security agent for the creditors under the senior credit facility.

        eircom and ITI have granted a security interest over substantially all of their assets, including a demise over their mortgaged property, fixed charges over all registerable mortgaged property; estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; shares and derivative assets; securities; intellectual property; insurance proceeds; debts, revenue and claims; rights from the local authority under covenants, agreements or statute and accounts and a floating charge over all of its other undertakings and assets.

  Senior Notes

        There is a full and unconditional guarantee of all amounts of Senior Notes payable. This is a senior, unsecured obligation by eircom, ranking equally in right of payment with all existing and future unsecured senior indebtedness of eircom.

  Senior Subordinated Notes

        Both Valentia Telecommunications and eircom have guaranteed all amounts payable in respect of all Senior Subordinated Notes. The Valentia Telecommunications guarantee is an unsecured, senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of Valentia Telecommunications, including the Senior Credit Facility and the Senior Notes, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of Valentia Telecommunications. The eircom guarantee of all amounts payable under the Senior Subordinated Notes is an unsecured senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom, including its obligation under the Senior Credit Facility, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of eircom. In addition, eircom Group plc has also guaranteed on a subordinated basis all amounts payable in respect of all Senior Subordinated Notes. The eircom Group plc guarantee is a general, unsecured subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Group plc.

29.   Commitments

        Capital commitments of the group, approved by the Board, amounted to €Nil (2004: €200 million). €33 million (2004: €29 million) was contracted for by the group at 31 March 2005.

30.   Related Party Transactions

        The company has availed of the exemption contained in FRS 8 "Related Party Disclosures" in respect of subsidiaries, 90 per cent or more of whose voting rights are controlled within a group. Consequently the financial statements do not include disclosure of transactions with entities in the eircom Group plc group.

31.   Reconciliation to United States Generally Accepted Accounting Principles

        The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP").

        In particular under U.S. GAAP, a purchase transaction that results in an entity becoming substantially wholly owned establishes a new basis of accounting, which should be recorded in the separate financial statements of the acquired company by applying "push down" accounting. This application of push down accounting represents the termination of the old accounting entity and the creation of a new one. Since 100% of eircom Limited was acquired by Valentia Telecommunications on 2 November 2001, Valentia Telecommunication's basis of accounting in the assets and liabilities of eircom Limited has been pushed down into the separate financial statements of eircom Limited for the purposes of U.S. GAAP. Under Irish GAAP, push down accounting is not applied. See note 31(a) for further information.

        This difference, along with other differences, are described below together, where appropriate, with an explanation of the method used to determine the adjustments to net (loss)/profit attributable to ordinary shareholders for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 and shareholders' equity as at 31 March 2004 and 2005.

        The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net (loss)/profit attributable to ordinary shareholders amount and the equity shareholders' funds amount under Irish GAAP to the amounts which would have been reported had U.S. GAAP been applied.

	Notes	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
		€'m	€'m	€'m
Reconciliation of net income:
Net profit attributable to Group shareholders (equity and non-equity) under Irish GAAP	(p)	320	245	256
U.S. GAAP adjustments:
Tangible fixed assets	(a)	(77)	(71)	(57)
Intangible assets	(a)	(18)	(11)	(11)
Revenue	(b)	(9)	(4)	(5)
Revaluations	(c)	—	3	4
Provisions for restructuring and transformation costs	(d)	(94)	(60)	(8)
Provision for exit from certain international and multimedia activities	(e)	1	—	—
Pensions costs	(f)	20	(38)	(11)
Derivative financial instruments	(g)	(3)	—	—
Annuity scheme	(h)	36	—	—
Debt issue costs	(i)	(7)	(69)	—
Interest expense	(i)	(144)	(158)	(130)
ESOT Trust	(j)	(99)	(92)	—
Capitalised interest costs	(k)	5	3	3
Indefeasible rights to use (IRU)	(l)	1	1	1
Exit of Golden Pages Limited	(m)	(133)	—	—
Impairment of long-lived assets	(n)	15	5	—
Share options	(o)	—	(7)	(2)
Deferred taxes on U.S. GAAP adjustments		41	41	10

Net (loss)/profit under U.S. GAAP attributable to ordinary shareholders		(145)	(212)	50

U.S. GAAP net (loss)/profit consists of (loss)/profit from:
Continuing operations		(140)	(212)	50
Discontinued operations		(5)	—	—

Net (loss)/profit		(145)	(212)	50

Operating (loss)/profit from continuing operations		(42)	12	200

	Notes	As at 31 March 2004	As at 31 March 2005
		€'m	€'m
Reconciliation of shareholders' equity:
Shareholders' funds under Irish GAAP		1,024	1,062
U.S. GAAP adjustments:
Goodwill	(a)	492	492
Tangible fixed assets	(a)	557	500
Intangible assets	(a)	161	150
Revenue	(b)	(20)	(25)
Revaluations	(c)	(58)	(54)
Provisions for restructuring and transformation costs	(d)	8	—
Pensions costs	(f)	154	143
Debt issue costs	(i)	49	42
Interest expense	(i)	(14)	(13)
Valentia debt	(i)	(2,310)	(2,310)
Capitalised interest costs	(k)	13	16
Indefeasible rights to use (IRU)	(l)	(24)	(23)
Impairment of long-lived assets	(n)	20	20
Deferred taxes on U.S. GAAP adjustments		(104)	(94)

Shareholders' equity under U.S. GAAP		(52)	(94)

        (a)   "Push Down" of Purchase Accounting Adjustments

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

        Effective 1 April 2002, under U.S. GAAP, the eircom Group adopted SFAS No. 142, which established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition, as well as how they are to be accounted for after they have been initially recognised in the financial statements. As a result of the adoption of this standard, the Group will not amortise goodwill, rather, they will test it for impairment on an annual basis based on a fair value approach. Additionally under SFAS No. 142, since the acquisition of the Group by Valentia Telecommunications was after 30 June 2001, goodwill has not been amortised for periods after

2 November 2001 (the acquisition date). Upon adoption of this standard, the Group completed a transitional impairment test for its goodwill and intangible assets and determined that there were no impairments to be recorded. The Group also completed its annual impairment test for its goodwill and indefinite-lived intangible assets as at 31 March 2005 and determined that there was no impairment to be recorded.

        The following table represents the push down of Valentia Telecommunication's basis in the net assets of eircom Limited acquired in accordance with U.S. GAAP:

	Notes	€'m
Push down of fair value adjustments for Valentia Telecommunication's basis in eircom Limited under Irish GAAP
Tangible fixed assets	(i)	715
Pension	(ii)	208
Creditors and accruals	(iii)	(36)
Provisions for liabilities and charges	(iv)	(22)
Net assets of Golden Pages	(v)	133
Push down of additional fair value adjustments for Valentia Telecommunication's basis in eircom Limited under U.S. GAAP
Goodwill		492
Regulatory asset	(vi)	13
Customer base	(vi)	105
Trade name/trademark	(vi)	82
Pensions	(vii)	(46)
Restructuring and redundancy costs not recognised	(viii)	182
Indefeasible rights to use	(ix)	(27)
Deferred taxes on U.S. GAAP and Irish GAAP fair value adjustments	(x)	(133)

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

  (v)
  Recognises the estimated fair value of Golden Pages Limited, acquired as part of the eircom Group, which was subsequently exited in May 2002. See note 31 (m).

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

  (viii)
  Under Irish GAAP, at the date of acquisition, eircom Limited has recorded provisions for certain voluntary redundancy schemes and other transformation costs based on the fact that a legal or constructive obligation exists and the amount can be reasonably estimated. Under U.S. GAAP, this liability would not be recognised at the date of acquisition since they would not be recognised under either SFAS No. 88 "Employers' Accounting for Settlement and Curtailment of Defined Benefits" (SFAS No. 88"), or EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EIFT 95-3"). See note 31 (d).

  (ix)
  Under Irish GAAP, eircom Limited recorded a liability for its obligations related to the service portion of IRU contracts to purchase and sell capacity. Under U.S. GAAP, since the entire IRU contract has been accounted for as a service contract, eircom Limited has recorded a liability based on the fair value of the Group's legal obligation associated with the entire contract. See note 31 (l).

  (x)
  Under Irish GAAP, deferred taxes are not provided with respect to fair value adjustments made to record Valentia Telecommunication's basis in the assets acquired. Under U.S. GAAP, deferred taxes related to fair value adjustments must be provided.

        (b)   Revenue Recognition

        Under Irish GAAP, the Group recognises the revenue related to connection fees at the time the service is provided. Under U.S. GAAP, the connection fees are recognised over the average customer life of three to six years. Expenses, where exceeding revenue, are only deferred to the extent of revenue.

        "Staff Accounting Bulletin No. 104" ("SAB 104") provides guidance on revenue recognition under U.S. GAAP. Amongst other items, SAB 104 addresses the timing of revenue recognition relating to non-refundable, up-front fees. The Group performs a detailed analysis of their connection fees and associated expenses accordingly.

        (c)   Revaluations

        In accordance with Irish GAAP, the Group's consolidated financial statements are prepared in accordance with the historical cost convention, except that property is periodically restated on the basis of appraised values. Subsequent depreciation is computed on the revalued amounts. Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Under U.S. GAAP depreciation charges would have been €3 million and €4 million lower, for the financial years ended 31 March 2004 and 31 March 2005 respectively, since the assets, after taking account of push-down adjustments, would have a lower depreciable base.

        Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Adjustment of the amounts reported under Irish GAAP for property to the amounts reportable under U.S. GAAP would result in a reduction of the book value of tangible assets of €58 million and €54 million as at 31 March 2004 and 31 March 2005 respectively.

        (d)   Provisions for Restructuring and Transformation Costs

        Under Irish GAAP, the Group had recorded provisions for a fundamental restructuring and certain voluntary redundancy schemes in respect of staff restructuring and other aspects of its business transformation which are in the course of implementation, when a legal or constructive obligation exists, and the amount can be reasonably estimated.

        Under U.S. GAAP, costs related to voluntary early retirement and severance schemes are accounted for in accordance with SFAS No. 88. Generally, the timing of expense recognition differs between Irish GAAP and U.S. GAAP because, under Irish GAAP, a constructive obligation is deemed to exist when the Group agrees to accept and discharge responsibility under the terms of voluntary early retirement and severance schemes with the employees and their unions. U.S. GAAP requires that the individual employees have accepted the offer to retire or to participate in severance programs before the expense is recognised.

        The following table reconciles the movement in the staff restructuring provisions as presented under Irish GAAP to the amounts presented under U.S. GAAP (see note 17):

	Staff restructuring provision under Irish GAAP	Adjustment	Staff restructuring provision under U.S. GAAP
	€'m	€'m	€'m
As at 31 March 2002	153	(153)	—
Utilised	(83)	—	(83)
Charged to the consolidated profit and loss account	11	94	105
Transfer from accruals	36	—	36
Transfer from provision for exit from certain international and multimedia activities	9	(9)	—

As at 31 March 2003	126	(68)	58

Utilised	(45)	—	(45)
(Credited)/charged to the consolidated profit and loss account	(1)	60	59

As at 31 March 2004	80	(8)	72

Utilised	(7)	—	(7)
Transfer	(1)	—	(1)
Charged to the consolidated profit and loss account	6	8	14

As at 31 March 2005	78	—	78

        (e)   Provision for exit from certain international and multimedia activities

        Under Irish GAAP, the Group had recorded provisions for the exit from certain international and multimedia activities as part of its business transformation, which are in the course of implementation when a legal or constructive obligation exists, and the amount can be reasonably estimated.

        Under U.S. GAAP, these transformation costs, which mainly relate to involuntary contract termination and voluntary staff exit costs, did not qualify as exit costs based on guidance provided by the Emerging Issues Task Force Consensus 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (including certain costs incurred in a restructuring" ("EITF 94-3"). Certain costs related to warranties accrued under Irish GAAP, as a result of discontinuing certain activities, did qualify for accrual under EITF 94-3.

        The following table reconciles the movement in the provision for exit from certain international and multimedia activities as presented under Irish GAAP to the amounts presented under U.S. GAAP:

	Provisions for exit from certain international and multimedia activities under Irish GAAP	Adjustment	Provisions for exit from certain international and multimedia activities under U.S. GAAP
	€'m	€'m	€'m
As at 31 March 2002	11	(8)	3
Utilised	(2)	—	(2)
Credited to the consolidated profit and loss account	—	(1)	(1)
Transfer to provision for restructuring and transformation	(9)	9	—

As at 31 March 2003 and 2004 and 2005	—	—	—

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

        The annuity scheme liability and the fair value of the assets set aside to fund the liability were €155 million and €83 million at 31 March 2004, and €150 million and €72 million at 31 March 2005, respectively.

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

        Trust units allocated to employees of eircom totalled 60.0 million and 60.7 million in the financial year ended 31 March 2003 and the financial year ended 31 March 2004 respectively. As of 1 November 2003, since all units of the trust have been allocated, there will be no further compensation charges related to the allocation of shares by the ESOT.

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

        The U.S. GAAP adjustments resulted in cumulative gross recognised interest of €19 million and €25 million and accumulated amortisation of €6 million and €9 million as at 31 March 2004 and 31 March 2005, respectively. Interest recognised amounted to €7 million, €6 million and €7 million and amortisation amounted to €2 million, €3 million and €4 million for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005, respectively.

        (l)    Indefeasible Rights to Use

        During the financial year ended 31 March 2002, the Company entered into indefeasible rights to use ("IRU") contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under Irish GAAP, the income associated with the service portion of the sales contract is being recognised over a seven-year period, and the remaining IRU income was recognised when the contract was entered into. Under U.S. GAAP, the sales contracts were accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period. Under Irish GAAP, the purchase contracts have been accounted for as a capital asset depreciated over a seven-year period. Under U.S. GAAP, the purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight line basis as rent expense over a seven year period.

        (m)  Exit of Golden Pages Limited

        Under Irish GAAP, eircom Limited recognised a gain upon exit of its discontinued operations. For the purposes of these financial statements under U.S. GAAP, the step-up to the fair value of the net assets of Golden Pages Limited recorded by Valentia Telecommunications has been pushed down to eircom Limited. As a result, there was an after-tax-loss recognised upon the exit of Golden Pages under U.S. GAAP of €5 million.

        The net assets of Golden Pages Limited, at the exit date consisted of the following:

As at 2 May 2002
€'m
Tangible Assets	10
Intangible Assets	139
Stocks	9
Debtors	4
Cash	12
Creditors	(9)
Minority Interest	(10)

Net assets	155

        (n)   Impairment of Long-Lived Assets

        Under Irish GAAP, the Group recognised impairments for certain assets based on results of revaluations and other factors including a review of discounted future cash flows where appropriate. Under SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", ("SFAS No. 144"), an asset is considered to be impaired when its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The undiscounted cash flows include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Under Irish GAAP, the Group also recognised impairment losses arising from revaluations of land and buildings where the revalued amount of a fixed asset is below the carrying value of the fixed asset. To the extent that the revalued amount of the fixed assets are below the historical cost, the impairment charge is recognised in the profit and loss account under Irish GAAP. For certain long-lived assets impaired by the Group, under Irish GAAP, the sum of the undiscounted cash flows directly associated with the assets exceeded their carrying value. Thus, the criteria for impairment under SFAS No. 144 were not met and a portion of the impairment expense recognised under Irish GAAP was added back to net income for U.S. GAAP purposes.

        During the financial year ended 31 March 2004, the Group noted changes in circumstances and business climate affecting Global Crossing and Gemini International Cables that were indicative of a potential impairment. Specifically, the Group noted significant over capacity in the international telecommunications market in which the Group operates. As a result, the Group undertook an assessment of the recoverability of the carrying value of these assets. In this assessment, the Group examined separate undiscounted expected future cash flows resulting from these assets over their remaining useful lives, which indicated an aggregate net negative cash flow for the period. These forecasts represented management's best estimates of future results of the forecast period. Based on the projected negative cash flows for these assets over their remaining useful lives, the Group recorded an impairment charge during the financial year ended 31 March 2004 of €9 million under both Irish GAAP and U.S. GAAP, to reduce the carrying value of the assets to their recoverable value of zero.

        During the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 the Group recognised impairment charges in respect of land & buildings of €15 million, €5 million and €nil, respectively, where the revalued amount was below the historical cost of the relevant fixed assets. Under U.S. GAAP, the sum of the undiscounted cash flows directly associated with the assets exceeded their carrying value. Thus, the criteria for impairment under SFAS No. 144 were not met, and the impairment expense recognised under Irish GAAP was added back to net income for U.S. GAAP purposes.

        (o)   Share Options

        Under Irish GAAP, the Group has not recognised compensation expense for share expense in the financial statements of eircom Limited during the year ended 31 March 2004. Under U.S. GAAP, in accordance with the guidance in FIN 44, "Accounting for Certain Transactions involvingStock Compensation, an Interpretation of APB Opinion No. 25" ("FIN 44") the accounting for eircom Group plc's share-based compensation has been "pushed down" to the financial statements of eircom Limited.

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

        Under U.S. GAAP, compensation expense on share option grants is recognised as the difference between the exercise price of the share option granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.

        Under U.S. GAAP, where options are granted over junior stock, compensation expense is not recognised until the transferability restrictions on the underlying junior stock lapse. At the Admission date (24 March 2004), the transferability restrictions on the junior stock lapsed and compensation expense was recognised for outstanding junior stock awards and for option awards over junior stock for the difference between the Admission price and the exercise price of the option (see note 32 (g)).

        Under U.S. GAAP, compensation expense for awards under the Key Executive Share Award Plan for the fair value of the share award on the date of grant is recognised over the two-year vesting period (see note 32 (g)).

        (p)   Income Statement

        Under Irish GAAP exceptional items are items which are derived from events or transactions which individually, or if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Additionally, some of these exceptional charges under Irish GAAP are included after operating profit if certain criteria are met. Under U.S. GAAP, only items which are considered unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as "extraordinary" items under U.S. GAAP. Under U.S. GAAP, extraordinary items are presented below income before extraordinary items in the statement of profit and loss. Under U.S. GAAP, restructuring charges, fixed asset impairments, gains and losses on disposals, and other charges, disclosed as exceptional expenses under Irish GAAP, do not meet the criteria for presentation as extraordinary items under U.S. GAAP. Additionally, under U.S. GAAP these exceptional expenses would be separated between continuing and discontinued operations.

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

        A summary of the Group's income statements, as calculated under Irish GAAP and classified in accordance with U.S. GAAP, follows:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'m	€'m	€'m
Sales	1,682	1,628	1,602
Cost of sales	(1,277)	(1,171)	(1,135)

Gross profit	405	457	467
Operating expenses
Selling, general and administration costs	(225)	(170)	(182)

Net operating income	180	287	285
Other income/(expenses)
Interest income	25	4	4
Interest expense	(15)	(6)	(2)
Income from Associates' operations	—	—	1
Credit arising on demerger of mobile business	—	—	4
Gain on disposal of fixed assets	2	—	—
Gain on exit from business divisions	175	(1)	—

Other income/(expenses) (net)	187	(3)	7
Income before income taxes	367	284	292
Income taxes	(47)	(39)	(36)

Net income	320	245	256

        (q)   Certain Leasing Transactions

        The Group entered into certain lease transactions whereby assets were leased or sold and leased back from the purchaser. In conjunction with each lease transaction the Group entered into arrangements with third party financial institutions whereby the Group maintains deposits and other financial assets in return for their undertaking to pay the Group's lease payment obligations to the lessor, including the repurchase of the assets. Under Irish GAAP and U.S. GAAP, these leases are accounted for as finance leases (capital leases as defined under SFAS No. 13, "Accounting for Leases"). Under Irish GAAP, as the Group's lease obligations are fully defeased from the inception of the leases, the deposits and related lease obligations are not recognised as separate assets and liabilities of the Group. Accordingly, the Group records no asset for the deposits and shows no liability for the lease obligations in its consolidated balance sheet. Under U.S. GAAP, the outstanding lease obligations to the lessor would not be regarded as defeased by the deposit held by the third party financial institution, since no legal right of offset exists. As a result, total assets and liabilities as at 31 March 2004 and 31 March 2005, are higher under U.S. GAAP by €146 million and €127 million, respectively.

        (a)   Employee Benefit Plans

  Defined Benefit Plans

        For purposes of the U.S. GAAP reconciliation, the Group adopted the provisions of SFAS No. 87, amended by SFAS No. 132 "Employer's Disclosures about Pensions and Other Postretirement Benefits, an Amendment of FASB Statements No. 87, 88 and 106". The following table provides the components of net periodic pension costs under U.S. GAAP:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000	€'000
Service costs	35,911	41,462	45,562
Interest costs	112,061	110,588	117,917
Expected return on plan assets	(154,124)	(113,960)	(137,637)
Amortisation of experience	—	20,982	13,990
Special termination benefits	7,954	—	8,946

Net periodic benefit cost recognised in accordance with U.S. GAAP	1,802	59,072	48,778

        The accumulated benefit obligation was €1,594 million and €2,007 million as at 31 March 2004 and 31 March 2005 respectively.

        The charge for special termination benefits is the result of the Group's early retirement schemes, which provide eligible employees with the opportunity to retire early, resulting in additional pension costs.

        The following table provides details about the weighted-average assumptions used to calculate the pension costs during the years ending:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
Discount rate	6.1%	5.5%	5.0%
Expected return on plan assets	7.1%	6.8%	6.7%
Rate of compensation and pension increase	4.0%	3.5%	3.5%

        To develop the expected long-term rate of return on assets assumption, the company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.7% long-term rate of return on assets assumption for the year ended 31 March 2005.

        The following table provides details about the weighted-average assumptions used to calculate the pension obligation as of:

	31 March 2004	31 March 2005
Discount rate	5.00%	4.75%
Rate of compensation and pension increase	3.50%	3.50%

        The dates used to determine pension movements under U.S. GAAP were 31 March 2003, 31 March 2004 and 31 March 2005.

        The following table presents changes in benefit obligation, changes in plan assets and a reconciliation to amounts recorded in accordance with U.S. GAAP:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000	€'000
Changes in benefit obligation:
Benefit obligation at the beginning of the year	1,807,314	2,014,305	2,360,373
Service cost	35,911	41,462	45,562
Interest cost	112,061	110,588	117,917
Plan participants' contributions	17,948	17,099	16,776
Actuarial losses	81,347	242,718	439,949
Benefits paid	(62,254)	(65,799)	(66,411)
Other contributions	14,024	—	—
Special termination benefits	7,954	—	8,946

Benefit obligations at the end of the year	2,014,305	2,360,373	2,923,112

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000	€'000
Changes in plan assets:
Fair value of plan assets at the beginning of the year	2,166,462	1,689,775	2,068,485
Actual return on plan assets	(468,282)	405,977	205,847
Group's contribution	21,877	21,433	37,727
Plan participants' contribution	17,948	17,099	16,776
Benefits paid	(62,254)	(65,799)	(66,411)
Other contributions	14,024	—	—

Fair value of plan assets at the end of the year	1,689,775	2,068,485	2,262,424

	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000
Funded status:
Funded status	(291,888)	(660,688)
Unrecognised actuarial losses	445,882	803,631

Prepaid benefit cost under U.S. GAAP	153,994	142,943

        The pension plan weighted-average asset allocations by asset category are as follows:

	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
Asset Category
Equity securities	68%	68%
Debt securities	12%	11%
Real estate	16%	17%
Other	4%	4%

Total	100%	100%

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

        The expected rates of return are included in note 25 (c).

  Cashflows

        Contributions.    The Group expects to contribute €26 million to its pension plan in the year ended 31 March 2006.

  Estimated Future Benefit Payments

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension Benefits
€'000
For the years ended 31 March
2006	68,500
2007	72,000
2008	76,000
2009	81,000
2010	84,500
Years 2011-15	496,500

  Defined Contribution Plans

        The Group sponsors a defined contribution pension plan primarily covering executive employees and new entrants. For the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005, contributions made by the Group totalled €3 million, €4 million and €4 million respectively.

  (b) Taxation

        U.S. GAAP deferred tax assets and liabilities are as follows:

	As at 31 March 2004	As at 31 March 2005
	€'m	€'m
Non-current deferred tax liability:
Restructuring Provisions	1	—
Prepaid pensions obligations	19	18
Capital allowances and other timing differences	50	56
Fixed assets uplift	70	63
Intangible assets	20	19
Income to be taxed in future periods	21	20
Other	2	2

Deferred tax liability	183	178

Current deferred tax asset interest	(2)	(2)

Non-current deferred tax assets:
Provisions for expenses	(9)	(8)
Deferred revenue	(3)	(3)
Other	(3)	(3)

Non-current deferred tax assets	(15)	(14)

Net deferred tax liability	166	162

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

        The following summarised balance sheet has been adjusted to reflect the U.S. GAAP reconciling items and is presented and classified in accordance with U.S. GAAP:

	As at 31 March 2004	As at 31 March 2005
	€'m	€'m
Assets:
Current assets	583	518
Non-current assets	3,200	3,040

Total assets	3,783	3,558

Liabilities and shareholders' equity
Current liabilities	910	760
Non-current liabilities	2,925	2,892

Total liabilities	3,835	3,652
Shareholders' equity	(52)	(94)

Total liabilities and shareholders' equity	3,783	3,558

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

        The following condensed cash flow statement represents cash flows based on Irish GAAP measurement presented and classified in accordance with the U.S. GAAP requirements laid out in SFAS No. 95:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'m	€'m	€'m
Cash inflow from operating activities	516	445	456
Cash inflow/(outflow) from investing activities	(256)	25	(191)
Cash outflow from financing activities	(389)	(563)	(323)

Decrease in cash and cash equivalents	(129)	(93)	(58)
Cash and cash equivalents at beginning of period	319	190	97

Cash and cash equivalents at end of period	190	97	39

  (e) Segmental Information

        The Group's total continuing turnover is comprised of revenue from the following products and services as indicated in the table below:

	Financial Year Ended 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'m	€'m	€'m
Access (rental and connections)	423	489	557
Voice traffic	651	596	538
Data traffic	104	112	97
Data communications	204	195	180
Interconnect	210	159	165
Other	187	159	154
Discounts	(97)	(82)	(89)

Total	1,682	1,628	1,602

        Of the Group's total turnover of €1,682 million, €1,628 million and €1,602 million for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 respectively, approximately €41 million (2%), €37 million (2%) and €49 million (3%) respectively, was generated from foreign customers located outside of Ireland.

        The Group does not hold significant long-lived assets outside of Ireland.

  (f) Leasing Transactions

        Commitments for minimum rentals for all capital leases, including defeased leases of €127 million (see note 31 (q)) which would be included on the consolidated balance sheet prepared in accordance with U.S. GAAP, as at 31 March 2005 are as follows:

Capital leases
€'000
For the years ended 31 March
2006	16,892
2007	29,244
2008	36,237
2009	40,358
2010 and thereafter	31,816

Total minimum lease payments	154,547
Less: amount representing interest	(27,055)

127,492

        The weighted average interest rate of capital leases under U.S. GAAP as at 31 March 2004 was approximately 4.5% and at 31 March 2005 was approximately 5.7%.

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

        During the financial year ended 31 March 2004, all existing options under the C Scheme were exercised and in March 2004, the C Shares ultimately converted to Ordinary Shares upon Admission to the London and Irish Stock Exchanges. No further options will be granted under this plan.

        The following table summarises the transactions of the Group's share option activity for the financial years ended 31 March 2004 and 31 March 2005.

	Number of Shares	Weighted-average Exercise price
		€
Unexercised options committed to issuance 31 March 2003	3,558,800	5.82
Options granted	49,710	5.82
Options exercised	(3,608,510)	5.82

Unexercised options committed to issuance 31 March 2004 and 31 March 2005	—	5.82

  The eircom Group Executive Share Option Plan (E Scheme) (the "E Scheme")

        During September 2003, the shareholders of the Group approved a plan to grant options to acquire 862,598 E Ordinary shares at an exercise price of €5.82 per share to selected senior employees. Upon Admission in March 2004, the plan was amended following the conversion of the E Ordinary Shares into Ordinary Shares such that the exercise price was €5.82 for every five Ordinary Shares, or €1.164 per Ordinary Share. The total number of Ordinary Shares that may be acquired by the option holders under the E Scheme did not exceed 4,312,970. Upon Admission, the options granted under the E Scheme became immediately exercisable for a period of 30 days. The Board had discretion to permit options granted under the E Scheme to be exercised during the period of 12 months following Admission, up to March 2005. All outstanding options under the E Scheme not exercised during this 12-month period lapsed or in certain circumstances may be allowed to be exercised after this date. No further options will be granted under this plan.

        The following table summarises the transactions of the Group's share option activity for the financial years ended 31 March 2004 and 31 March 2005.

	Number of Shares	Weighted-average Exercise price
		€
Unexercised options committed to issuance 31 March 2003	—	—
Options granted	4,312,970	1.16
Options exercised	(2,065,265)	1.16

Unexercised options committed to issuance 31 March 2004	2,247,705	1.16
Options lapsed	(16,540)	1.16
Options exercised	(2,177,700)	1.16

Unexercised options committed to issuance 31 March 2005	53,465	1.16

  The eircom Group Employee Share Option Plan (the "Share Option Plan")

        The Share Option Plan allows eligible employees (including Executive Directors and Senior Management) to be granted options over existing or unissued ordinary shares. The first grant of 8,402,442 options was made under the Share Option Plan to selected senior employees including the Executive Directors, on 22 June 2004 at a price of €1.50.

        The exercise of any options granted under the Share Option Plan is conditional on achievement of performance targets over a three year period. For options granted during the financial year ended 31 March 2005, the Remuneration Committee determined that the exercise of these options would be subject to the following performance target: (i) that eircom Group plc's normalised adjusted earnings per share, based on UK GAAP, for the financial year ended 31 March 2007 must exceed 12.05 cents;

and (ii) payment of a dividend by eircom Group plc of not less than 11 cents per share in each of the financial years ended 31 March 2005, 31 March 2006 and 31 March 2007 which reflects the assumed dividend yield as described in the Listing Particulars published in connection with Listing. Normalised adjusted earnings per share will be calculated by an independent third party. These options become exercisable, once the performance criteria are achieved, on 22 June 2007 and remain exercisable until 22 June 2014.

	Number of Shares	Weighted-average Exercise price
		€
Unexercised options committed to issuance 31 March 2004	—	—
Options granted	8,402,442	1.50
Options lapsed	(52,989)	1.50

Unexercised options committed to issuance 31 March 2005	8,349,453	1.50

        The following table summarises all of the transactions of the entire Group's share option activity for the financial years ended 31 March 2004 and 31 March 2005.

	Number of Shares	Weighted-average Exercise price
		€
Unexercised options committed to issuance 31 March 2003	3,558,800	5.82
Options granted	4,362,680	1.22
Options exercised	(5,673,775)	4.13

Unexercised options committed to issuance 31 March 2004	2,247,705	1.16
Options granted	8,402,442	1.50
Options lapsed	(69,529)	1.42
Options exercised	(2,177,700)	1.16

Unexercised options committed to issuance 31 March 2005	8,402,918	1.50

        The exercise price of all options was greater than the market value of the shares at the date of grant.

        The fair value of options granted for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 reported below has been estimated at the date of grant using Black-Scholes option pricing model with the following assumptions:

	2003	2004	2005
Expected life from vesting date (in years)	N/A	2.75	10.00
Risk-free interest rate	N/A	3.2%	4.5%
Volatility	N/A	36%	19%
Dividend yield	N/A	—	7.33%

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The Group's options granted prior to Admission, had characteristics significantly different from those of traded options, and changes in the subjective input assumptions could materially affect the fair value estimate. Based upon the above assumptions the weighted average fair value of the stock options granted under the E Scheme over Ordinary Shares was €0.06 per option during the financial year ended 31 March 2004. The weighted average fair value of the stock options granted under the Share Option Plan over Ordinary Shares was €0.10 per option during the year ended 31 March 2005.

  The Key Executive Share Award Plan (the "Share Award Plan")

        Certain executive directors and senior executives were granted awards over 1,472,198 Ordinary Shares in March 2004 at a fair value of €1.55 per share. The awards vest 50% annually over two years on the anniversary of the date of Admission, which was 24 March 2004, and will be exercisable at no cost to the holder. The portion to vest in March 2005 did not vest and it is anticipated that these will vest during the year ended 31 March 2006. No further awards will be granted under this plan.

  Other Share Awards

        On Admission, the Group granted 500,000 Ordinary Shares to two of its non-executive directors. The awards were immediately vested. The holders of these shares have agreed not to dispose of more than 50% of their holdings in the Ordinary Shares until 31 December 2005.

        Under U.S. GAAP, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"), the Group has accounted for its share based compensation in accordance with APB No. 25, "Accounting for Stock Issued to Employees". Additionally, as the E Ordinary Shares and C Shares were considered junior stock, the Group applied the guidance in FIN 38 to the awards under the C Scheme and E Scheme. In accordance with U.S. GAAP, the Group recorded a compensation charge of €6.6 million related to the C Scheme and the E Scheme during the financial year ended 31 March 2004, since the transferability restrictions and the repurchase provisions lapsed upon Admission.

        Under U.S. GAAP, there was no compensation charge recorded under the Share Award Plan during the financial year ended 31 March 2004 since the shares were granted on 24 March 2004 and vest over two years. During the financial year 31 March 2005 the compensation charge relating to 50% of the shares under the Share Award Plan was €1.1 million.

        Under U.S. GAAP, the compensation charge related to the 500,000 Ordinary Share awards was €775,000 during the financial year ended 31 March 2004.

        Total equity compensation charges under U.S. GAAP were €7.4 million for the financial year ended 31 March 2004 and €2.4 million for the financial year ended 31 March 2005.

        Had the options and awards been accounted for in accordance with the provisions of SFAS No.123, pro forma net (loss)/income would have been as follows for the financial years ended 31 March 2004 and 31 March 2005:

	Financial year ended
	31 March 2004	31 March 2005
	€'m	€'m
Net (loss)/profit under U.S. GAAP attributable to ordinary shareholders, as reported	(212)	50
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	7	2
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4)	(1)

Pro forma net (loss)/profit	(209)	51

  (h) Other Matters

        Under Irish GAAP, on 1 January 1984 tangible assets valued, in accordance with the Postal and Telecommunications Services Act, 1983, at €798.7 million were transferred to the Group. Since the Group did not maintain sufficiently detailed records to determine the historical cost for all assets, the valuation for certain assets was based on the estimated replacement cost, adjusted for depreciation and inflation ("depreciated replacement cost"). The Company has adopted consistent treatment for purposes of U.S. GAAP and thus no Irish/U.S. GAAP difference has been recorded.

  (i) Bad Debt Provisions

	As at 31 March 2004	As at 31 March 2005
	€'m	€'m
Trade Debtors	€285	€285
Provision for Doubtful accounts	(66)	(75)

	€219	€210

33.   Recently Issued Accounting Standards Applicable to U.S. GAAP

  Recent U.S. GAAP accounting pronouncements

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R "Share-Based Payment"("SFAS 123R") which revises SFAS 123 and eliminates the option to apply the intrinsic value measurement provisions of APB 25. SFAS 123R requires that the cost of all share-based payment transactions be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. For public entities that do not file as small business issuers, the standard is effective for the first interim or annual reporting period that begins after June 15, 2005. The Group adopted SFAS 123R on 1 April 2005 using the modified prospective transition method. Under the modified prospective method, and in accordance with Staff Accounting Bulletin 107 ("SAB 107"), the Group is not required to restate prior year amounts. The Group estimates the application of the expensing provisions of SFAS 123R will result in a pre-tax expense of approximately €2 million in the financial year ending 31 March 2006 excluding additional grants and awards.

        In March 2004, FASB's Emerging Issues Task Force ("EITF") reached consensus on EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). The guidance prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealised losses on investments. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF 03-1-1 "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1" ("FSP EITF 03-1-1"). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-01. The disclosure requirements of EITF 03-01 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 01-1-1. During the period of delay, FSP EITF 01-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-01, excluding paragraphs 10-20, did not impact the Group's consolidated position, results of operations or cash flows. The Group will assess the impact of paragraphs 10-20 of EITF 03-01 once the guidance has been finalised.

        In December 2003, the Securities and Exchange Commission issued "Staff Accounting Bulletin 104" ("SAB 104"). SAB 104 addresses certain aspects of the accounting by a vendor for arrangements that involve more than one deliverable, or unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. SAB 104 has no impact on these financial statements.

eircom Funding

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of eircom Funding:

        We have audited the accompanying balance sheets of eircom Funding as of 31 March 2004 and 31 March 2005 and the related profit and loss accounts, cash flow statements and reconciliation of movements in equity shareholders' funds the financial period ended 31 March 2003 and each of the two years in the period ended 31 March 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eircom Funding at 31 March 2004 and 31 March 2005, and the results of their operations and their cash flows for each of the financial period ended 31 March 2003 and for each of the two years in the period ended 31 March 2005, in conformity with accounting principles generally accepted in Ireland.

        Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements.

PricewaterhouseCoopers
Dublin, Ireland
28 June 2005

eircom Funding

Profit and Loss Account

Year Ended 31 March 2005

	Notes	Financial Period from 15 July 2002 to 31 March 2003	Financial Year ended 31 March 2004	Financial Year ended 31 March 2005
		€'000	€'000	€'000
Operating profit		—	—	—
Interest receivable from Group companies	2	—	27,916	42,346
Interest payable and similar charges	3	—	(27,916)	(42,346)

Profit on ordinary activities before taxation	4	—	—	—
Taxation on profit on ordinary activities		—	—	—

Profit retained for the financial period/year		—	—	—

The accompanying notes are an integral part of these financial statements.

eircom Funding

Balance Sheet

As at 31 March 2005

	Notes	2004	2005
		€'000	€'000
Fixed assets
Financial assets	5	509,598	509,598

Current assets
Debtors	6	5,186	5,101
Cash at bank and in hand		1	1

		5,187	5,102
Creditors: Amounts falling due within one year:	7	7,197	6,588

Net current liabilities		(2,010)	(1,486)

Total assets less current liabilities		507,588	508,112

Creditors: Amounts falling due after more than one year:	8	507,578	508,102

Net assets		10	10

Capital and reserves
Equity share capital	11	10	10
Profit and Loss account		—	—

Equity shareholders' funds		10	10

The accompanying notes are an integral part of these financial statements.

eircom Funding

Cash Flow Statement

Year Ended 31 March 2005

	Notes	Financial Period from 15 July 2002 to 31 March 2003 €'000	Financial Year ended 31 March 2004 €'000	Financial Year ended 31 March 2005 €'000
Net cash inflow from operating activities		—	—	—
Returns on investments and servicing of finance	12(a)	—	(18,851)	1,466
Capital expenditure and financial investment	12(b)	—	(509,598)	—

Cash (outflow)/inflow before management of liquid resources and financing		—	(528,449)	1,466
Financing	12(c)	—	528,450	(1,466)

Increase in cash		—	1	—

Reconciliation of Net Cash Flow to (Increase)/Decrease in Net Debt

	Notes		Financial Period from 15 July 2002 to 31 March 2003 €'000	Financial Year ended 31 March 2004 €'000	Financial Year ended 31 March 2005 €'000
Increase in cash in the financial period/year			—	1	—
Cash flow from (increase)/decrease in loans and other debt			—	(528,449)	1,466

(Increase)/decrease in net debt	12(d	)	—	(528,448)	1,466

The accompanying notes are an integral part of these financial statements.

eircom Funding

Statement of Total Recognised Gains and Losses

Year ended 31 March 2005

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

Reconciliation of Movements in Equity Shareholders' Funds

	Financial Period from 15 July 2002 to 31 March 2003 €'000	Financial Year ended 31 March 2004 €'000	Financial Year ended 31 March 2005 €'000
Profit retained for the financial period	—	—	—
Equity share capital issued	—	10	—

Net addition to shareholders' funds during the period/year	—	10	—
Shareholders' funds at beginning of period/year	—	—	10

Shareholders' funds at end of period/year	—	10	10

The accompanying notes are an integral part of these financial statements.

eircom Funding

Notes to the Financial Statements

1      Accounting Policies and Estimation Techniques

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

        The comparative periods are the year ended 31 March 2004 and the period from the date of incorporation, 15 July 2002 to 31 March 2003.

        Certain amounts in prior years have been reclassified to conform with the current years presentation.

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

2      Interest Receivable from Group Companies

	Financial Period from 15 July 2002 to 31 March 2003 €'000	Financial Year ended 31 March 2004 €'000	Financial Year ended 31 March 2005 €'000
Interest receivable from parent company	—	27,916	42,346

3      Interest Payable and Similar Charges

	Financial Period from 15 July 2002 to 31 March 2003 €'000	Financial Year ended 31 March 2004 €'000	Financial Year ended 31 March 2005 €'000
Interest and associated finance costs payable in respect of financing facilities:
Repayable wholly or partly in more than 5 years	—	26,569	40,880
Amortisation of debt issue costs	—	1,347	1,466
Exchange differences arising on foreign currency borrowings
Unrealised gains	—	(20,082)	(11,674)
Hedging contract losses	—	20,082	11,674

Interest payable and similar charges	—	27,916	42,346

4      Profit on Ordinary Activities Before Taxation

	Financial Period from 15 July 2002 to 31 March 2003 €'000	Financial Year ended 31 March 2004 €'000	Financial Year ended 31 March 2005 €'000
Profit on ordinary activities before taxation is stated after charging:
Directors' remuneration
—for services as directors	—	—	—
—for management services	—	—	—

Auditors' remuneration	—	—	—

        Auditors' remuneration has been borne by the parent company Valentia Telecommunications.

5      Financial Assets

	2004 €'000	2005 €'000
Advances to parent company	509,598	509,598

6      Debtors

	2004 €'000	2005 €'000
Amounts owed by group companies	5,176	5,091
Other debtors	10	10

	5,186	5,101

        The amount owed by the parent company is unsecured and interest free.

7      Creditors: Amounts falling due within one year

	2004 €'000	2005 €'000
Amounts owed to parent company (see note 9)	2,020	1,496
Interest payable on Senior Subordinated Notes	5,177	5,092

	7,197	6,588

8      Creditors: Amounts falling due after more than one year

	2004 €'000	2005 €'000
Amounts owed to parent company (see note 9)	16,831	15,889
8.25% Senior Subordinated Notes due 2013 (listed) (see note 9)	490,747	492,213

	507,578	508,102

9      Loans and Other Debt Payable

	Within 1 year €'000	Between 1 & 2 years €'000	Between 2 & 5 years €'000	After 5 years €'000	Total €'000
Amounts due to group companies	2,020	2,020	6,060	8,751	18,851
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	490,747	490,747

At 31 March 2004	2,020	2,020	6,060	499,498	509,598

Amounts due to group companies	1,496	1,628	5,800	8,461	17,385
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	492,213	492,213

At 31 March 2005	1,496	1,628	5,800	500,674	509,598

        In August 2003, the company issued €285,000,000 aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 and US$250,000,000 aggregate principal amount of 8.25% Senior Subordinated Notes due 2013.

        Included in the above amounts are:

	2004 €'000	2005 €'000
Repayable, otherwise than by instalments, within 1 year	2,020	1,496
Repayable, otherwise than by instalments, between 1 and 2 years	2,020	1,628
Repayable, otherwise than by instalments, between 2 and 5 years	6,060	5,800
Repayable, otherwise than by instalments, due after 5 years	518,349	518,059
Debt issue costs (offset against Senior Subordinated Notes due after more than 5 years)	(18,851)	(17,385)

	509,598	509,598

10    Financial Instruments

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

        The main risks arising from the use of financial instruments are market rate risk, liquidity risk and credit risk. Responsibility for managing these risks rests with the Board and in respect of certain activities, the Treasury Committee, a management committee chaired by the Chief Financial Officer. It is, and has been throughout the period under review, the Company's policy not to trade in financial instruments.

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

  Interest rate risk profile of financial assets

        There were floating rate deposits outstanding of €712 at 31 March 2005 (2004: €702). The interest rate on these deposits is generally based on the appropriate Euribor rate.

  Interest rate risk profile of the Company's financial liabilities

  Bank and Other Borrowing
  (Debt net of Swaps)

	Local Currency			Local Currency
	Fixed 2004 €'000	Floating 2004 €'000	Total 2004 €'000	Fixed 2005 €'000	Floating 2005 €'000	Total 2005 €'000
EUR	285,000	—	285,000	285,000	—	285,000
Other currencies	224,598	—	224,598	224,598	—	224,598

Total all currencies	509,598	—	509,598	509,598	—	509,598

        The Company has no interest-free financial liabilities.

        As at 31 March 2005, the Company had currency swap contracts of €224.598 million (2004: €224.598 million, 2003: €nil) outstanding. After adjusting for the effect of swaps €509.598 million (2004: €509.598 million, 2003: €nil) of bank and other debt bore interest at fixed rates, with a weighted average interest rate of 8.25% (2004: 8.25%).

        The weighted average life of the fixed rate debt and swaps is set out in the following table:

  Weighted average residual maturity in years of fixed-rate

	2004	2005
Underlying Debt	9.4	8.4
Swaps:
we receive fixed interest	—	—
we pay fixed interest	—	—

  Currency exposures

        As at 31 March 2005, after taking into account the effects of currency swaps the Company had no material foreign currency exposures.

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

	31 March 2004		31 March 2005
	Book Value €'000	Fair Value €'000	Book Value €'000	Fair Value €'000
Financial assets
Cash	1	1	1	1
Advances to parent company	509,598	509,598	509,598	509,598

	509,599	509,599	509,599	509,599

Liabilities
Underlying debt
Fixed rate	489,516	527,453	477,842	532,751

Debt net of swaps
Fixed rate	509,598	553,545	509,598	587,486

Currency swaps liability	(20,082)	(26,092)	(31,756)	(54,735)

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

  Credit risk

        The Company is exposed to credit risk relating to its cash and current financial assets. The Company places its cash with highly rated financial institutions. The Company's financial assets represents advances to its parent company. The Company's policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts or with other Group companies.

        Credit risks are mainly related to counterparty risks associated with prepayments, amounts owed by Group companies, and derivative contracts.

        Transactions involving derivative contracts are managed by Irish Telecommunications Investments Limited, a wholly owned subsidiary of the ultimate parent company, within a framework of limits approved by the Treasury Committee, which restrict the dealings to highly rated financial institutions.

  Hedges

        Under the Company's accounting policy currency swap agreements are valued at year end exchange rates.

        The table below shows the extent to which the Company had unrecognised gains and losses, in terms of fair value, at the beginning and end of the period.

	2004	2005
	€'000	€'000
Unrecognised gains/(losses)
Loss on contracts outstanding at start of year	—	(6,010)
Of which:
Included in financial year	—	639

Not included in financial year	—	(5,371)
Unrecognised loss arising in financial year	(6,010)	(17,608)

Loss on contracts at end of year	(6,010)	(22,979)

Of which:
Expected to be included in next financial year	(639)	(1,663)

Expected to be included in later years	(5,371)	(21,316)

11    Share Capital

	2004	2005
	€'000	€'000
Authorised:
40,000 ordinary shares of €1 each	40	40

Allotted and called up
10,000 ordinary shares of €1 each	10	10

12    Amounts Included in the Cashflow Statement

        Amounts included in the cashflow statement are reconciled or analysed as follows:

  (a)    Return on Investment and servicing of finance

	Financial Period from 15 July 2002 to 31 March 2003	Financial Year ended 31 March 2004	Financial Year ended 31 March 2005
	€'000	€'000	€'000
Interest received	—	22,739	42,431
Interest paid	—	(21,392)	(40,965)
Debt issue costs paid	—	(20,198)	—

	—	(18,851)	1,466

  (b)    Capital expenditure and financial investment

	Financial Period from 15 July 2002 to 31 March 2003	Financial Year ended 31 March 2004	Financial Year ended 31 March 2005
	€'000	€'000	€'000
Advance to parent company (net)	—	(509,598)	—

  (c)    Financing

	Financial Period from 15 July 2002 to 31 March 2003	Financial Year ended 31 March 2004	Financial Year ended 31 March 2005
	€'000	€'000	€'000
Issue of Senior Subordinated Notes	—	509,598	—
Issue of share capital	—	1	—
Advance from/(to) parent company (net)	—	18,851	(1,466)

	—	528,450	(1,466)

  (d)    Analysis of net debt

	31 March 2003	Cash flows	Other	31 March 2004	Cash flows	Other	31 March 2005
	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Cash at bank and in hand	—	1	—	1	—	—	1

	—	1	—	1	—	—	1
Debt due within one year	—	(2,020)	—	(2,020)	1,466	(942)	(1,496)
Debt due after one year	—	(526,429)	18,851	(507,578)	—	(524)	(508,102)

	—	(528,448)	18,851	(509,597)	1,466	(1,466)	(509,597)

13    Related Party Transactions

        The company has availed of the exemption contained in Financial Reporting Standard 8 'Related Party Disclosures' in respect of subsidiaries, 90 per cent or more of whose voting rights are controlled within a group. Consequently the financial statements do not include disclosure of transactions with entities consolidated in the eircom Group plc.

14    Reconciliation to United States Generally Accepted Accounting Principles

        The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). These differences are described below together, where appropriate, with an explanation of the method used to determine the adjustments to net profit attributable to ordinary shareholders for the financial period from 15 July 2002 until 31 March 2003 and the financial years ended 31 March 2004 and 31 March 2005, and shareholder's equity as at 31 March 2004 and 31 March 2005.

        The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net profit attributable to ordinary shareholders amount and the equity shareholders' funds amount under Irish GAAP to the amounts which would have been reported had U.S. GAAP been applied.

	Notes	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
		€'000	€'000	€'000
Reconciliation of net income:
Net profit attributable to Company shareholders under Irish GAAP		—	—	—
U.S. GAAP Adjustments:
Derivative financial instruments	(a)	—	(6,010)	(16,969)
Deferred tax on U.S. GAAP adjustments		—	751	2,121

Net loss under U.S. GAAP attributable to ordinary shareholders		—	(5,259)	(14,848)

Operating profit from continuing operations		—	—	—

	Notes	As at 31 March 2004	As at 31 March 2005
		€'000	€'000
Reconciliation of shareholders' equity:
Equity shareholders' funds under Irish GAAP		10	10
U.S. GAAP adjustments:
Derivative financial instruments	(a)	(6,010)	(22,979)
Deferred tax on U.S. GAAP adjustments		751	2,872

Shareholders' equity under U.S. GAAP		(5,249)	(20,097)

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

15    Additional Disclosure Requirements Under U.S. GAAP

  (a)    Taxation

        The U.S. GAAP non-current deferred tax asset of €2,872,000 relates to deriviative financial instruments.

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

        The following summarised balance sheet has been adjusted to reflect the U.S. GAAP reconciling items and is presented and classified in accordance with U.S. GAAP:

	As at 31 March 2004	As at 31 March 2005
	€'000	€'000
Assets
Current assets	5,187	5,102
Non-current assets	510,349	512,470

Total assets	515,536	517,572

Liabilities and shareholders' equity
Current liabilities	7,197	6,588
Non-current liabilities	513,588	531,081

Total liabilities	520,785	537,669
Shareholders' equity	(5,249)	(20,097)

Total liabilities and shareholders' equity	515,536	517,572

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

        The following condensed cash flow statement represents cash flows based on Irish GAAP measurement presented and classified in accordance with the U.S. GAAP requirements laid out in SFAS No. 95:

	Financial Period from 15 July 2002 to 31 March 2003	Financial Year Ended 31 March 2004	Financial Year Ended 31 March 2005
	€'000	€'000	€'000
Cash inflow from operating activities	—	1,347	1,466
Cash outflow from investing activities	—	(509,598)	—
Cash inflow/(outflow) from financing activities	—	508,252	(1,466)

Increase in cash and cash equivalents	—	1	—
Cash and cash equivalents at beginning of period/year	—	—	1

Cash and cash equivalents at end of period/year	—	1	1

16.   Recently Issued Accounting Standards Applicable to U.S. GAAP

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R "Share-Based Payment" ("SFAS 123R") which revises SFAS 123 and eliminates the option to apply the intrinsic value measurement provisions of APB 25. SFAS 123R requires that the cost of all share-based payment transactions be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. For public entities that do not file as small business issuers, the standard is effective for the first interim or annual reporting period that begins after June 15, 2005. The Group adopted SFAS 123R on 1 April 2005 using the modified prospective transition method. Under the modified prospective method, and in accordance with Staff Accounting Bulletin 107 ("SAB 107"), the Group is not required to restate prior year amounts. FAS 123R will have no impact on eircom Funding.

        In March 2004, FASB's Emerging Issues Task Force ("EITF") reached consensus on EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). The guidance prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealised losses on investments. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF 03-1-1 "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1" ("FSP EITF 03-1-1"). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-01. The disclosure requirements of EITF 03-01 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 01-1-1. During the period of delay, FSP EITF 01-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-01, excluding paragraphs 10-20, did not impact the Group's consolidated position, results of operations or cash flows. The Group will assess the impact of paragraphs 10-20 of EITF 03-01 once the guidance has been finalised.