Form 20-F
period 2006-03-31
EIRCOM LTD; EIRCOM FUNDING; EIRCOM GROUP PLC; VALENTIA TELECOMMUNICATIONS
filed 2006-06-30
CIK 1088652, 1267967, 1267841, 1267842

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended 31 March 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 333-110042

eircom Group plc

(Exact name of Registrant as specified in its charters)

Valentia Telecommunications

eircom Limited

eircom Funding

(Additional Registrants)

England and Wales

(Jurisdiction of incorporation or organisation)

114 St. Stephen’s Green West

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of €0.10 each: 1,073,020,476

Convertible Preference Shares of €0.50 each: 144,166,666

Redeemable Preference Shares of €0.50 each: 77,161

Trancheable Redeemable Preference Shares of €0.50 each: 235,240

Non-Voting Deferred Shares of €0.001 each: 12,929,285,500

Sterling Deferred Shares of £1 each: 50,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicated by check mark id the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes     ☒  No

Note: checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow:    ☐  Item 17    ☒  Item 18

If this is an annual report, indicted by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒   No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 of 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     ☐  Yes    ☐  No

Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Conventions and Financial Statement Presentation

References in this document to “eircom Group” or the “Company” refer to eircom Group plc, the ultimate parent company of Valentia Telecommunications, eircom Funding and eircom. References in this document to “eircom” refer to eircom Limited, an Irish limited company and a wholly-owned subsidiary of Valentia Telecommunications and eircom Group. References in this document to “we”, “us”, “our”, “the Group” and similar terms refer to: eircom and its subsidiaries when discussing events on or prior to 1 November 2001, the date eircom was acquired by Valentia Telecommunications; Valentia Telecommunications and its subsidiaries when discussing events that occurred on or after 2 November 2001 and on or before 8 July 2003, and eircom Group and its subsidiaries when discussing events that occurred on or after 9 July 2003. References in this document to “we believe” and “we expect” are references to the Directors’ beliefs and expectations. References in this document to numbers of “employees” refer to numbers of full-time equivalent employees.

Unless otherwise indicated, financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and the interpretations from the International Financial Reporting Interpretation Committee (“IFRIC”). IFRS differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A discussion of the principal differences relevant to, and consolidated financial information of, eircom Group and a reconciliation of U.S. GAAP of net profit or loss attributable to group shareholders for the financial years ended 31 March 2005 and 31 March 2006 and shareholder’s equity as at 31 March 2005 and 31 March 2006 is set forth in the consolidated financial information contained in Item 18 “Financial Statements”. In November 2003, Senior Notes (see Item 10C “Additional Information – Material Contracts”) and Senior Subordinated Notes (see Item 10C “Additional Information – Material Contracts”) of the Group were registered with the Securities and Exchange Commission (“SEC”). As SEC registrants, Valentia Telecommunications and eircom Funding, subsidiaries of eircom Group and the issuers of the Senior Notes and the Senior Subordinated Notes, are required to provide a reconciliation to U.S. GAAP for their year-end financial statements. Valentia Telecommunications and eircom Funding do not intend to prepare or publish such U.S. GAAP reconciliations if, in the future they are not SEC registrants. eircom Group plc and eircom, a subsidiary of eircom Group plc, as guarantors of the Senior Notes and Senior Subordinated Notes are required to provide a reconciliation to U.S. GAAP for their year-end financial statements. eircom Group plc and eircom do not intend to prepare or publish such U.S. GAAP reconciliations if, in the future, they are not guarantors of the Notes or if, in the future, Valentia Telecommunications and eircom Funding are not SEC registrants.

We present our financial information in euro, which is our reporting currency.

Some financial information in this document has been rounded and, as a result, the numerical figures shown as totals in this document may vary slightly from the exact arithmetic aggregation of the figures that precede them.

This document contains references to EBITDA. “EBITDA” means earnings from continuing operations before interest, taxes, depreciation and amortisation. Although EBITDA is not a measure of operating income, operating performance or liquidity under IFRS, it is presented because it is used by some investors to determine a company’s historical ability to service indebtedness and fund ongoing capital expenditure and because some of the covenants in the Group’s debt agreements are based on similar measures. EBITDA should not, however, be considered in isolation or as a substitute for operating income as determined by IFRS, or as an indicator of operating performance, or of cash flows from operating activities as determined in accordance with IFRS. Furthermore, EBITDA is derived from the Group’s IFRS financial statements. This document contains a quantitative reconciliation of EBITDA to the closest IFRS measure.

Note on Information Sources

We operate in an industry in which it is difficult in certain cases to obtain precise industry and market information. Unless the source is otherwise stated, the industry and market data in this document have been derived from our management records. The non-financial operating data included in this document have been extracted without material adjustment from our management records. Where stated the market and competitive position data in this document have been obtained from quarterly and other information published by the Commission for Communications Regulation (“ComReg”), the Irish telecommunications regulator, or from other third-party sources. None of such data has been independently verified by eircom Group.

Non Incorporation of Website Information

The contents of our website referred to in this document do not form part of this document.

Cautionary Note Regarding Forward-Looking Statements

This document includes statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the intentions, beliefs or current expectations of eircom Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Group and the industries in which it operates.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. The Group’s actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward-looking statements contained in this document. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Group, and the development of the industries in which it operates, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to:

•	changes in the competitive and regulatory framework in which the Group operates;

•	increased competition from other companies in the fixed-line telecommunications markets in which the Group operates and its ability to retain its market share;

•	changes in consumer preferences among communication technologies, including trends toward mobile substitution;

•	the Group’s ability to generate growth, particularly as growth slows in the Irish fixed-line telecommunications market;

•	the Group’s high leverage and ability to generate sufficient cash to service its debt;

•	the impact of changes in accounting principles;

•	regulatory developments with respect to tariffs, terms of interconnection and customer access;

•	the Group’s ability to comply with existing and newly implemented regulatory regimes;

•	the Group’s ability to reduce its workforce in the fixed-line business and control its capital expenditure, not withstanding investment required in the mobile business, and other costs;

•	our mobile services division is reliant on a roaming agreement for the western seaboard of Ireland;

•	our mobile services division has a high exposure to the pre-paid market;

•	significant changes in interest rates; and

•	general local and global economic conditions.

You are advised to read this document in its entirety, and, in particular, the sections of this document entitled Item 3D “Key Information – Risk Factors”, Item 4B “Information on the Company - Business Overview”, Item 4E “Information on the Company – Regulation”, Item 5 “Operating and Financial Review and Prospects” and Item 18 “Financial Statements” for a further discussion of the factors that could affect the Group’s future performance and the industries in which it operates. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in these documents may not occur.

Other than in accordance with the Group’s legal or regulatory obligations, we undertake no obligation to update or revise publicly and forward-looking statement, whether as a result of new information, future events or otherwise.

All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Form 20-F.

PART 1

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This item is not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3

KEY INFORMATION

A. SELECTED FINANCIAL INFORMATION

On 21 July 2003, eircom Group plc (successor) became the ultimate holding company of the Group, by acquiring the entire issued share capital of Valentia Telecommunications and its subsidiaries in a share for share exchange (the eircom Group Acquisition). This acquisition has been accounted for in accordance with the principles of merger accounting under the accounting standards applicable at the time, namely, in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”). Under FRS 6 “Acquisitions and Mergers” merger accounting was permitted to be used provided that the conditions set out in FRS 6 were met, including that merger accounting was not prohibited by the Companies Act. This accounting is permitted to be carried forward under IFRS. On 2 November 2001, Valentia Telecommunications’ offer to acquire all of the shares of eircom Limited became unconditional and we account for the acquisition of eircom from that date. eircom and its consolidated subsidiaries prior to the acquisition are referred to as the “predecessor”. eircom Group and Valentia Telecommunications and their consolidated subsidiaries, from and after the acquisition of eircom, are referred to as the “successor”.

On 23 November 2005, the Group acquired 100% of the share capital of Meteor Ireland Holdings, LLC, (formerly Western Wireless International Ireland LLC), a company incorporated in Delaware, the holding company of Meteor Mobile Communications Limited, (“Meteor”), a mobile telecommunications company operating in Ireland.

The table below sets out summary historical consolidated financial information for eircom Group.

We have derived the summary historical consolidated financial information of eircom Group from its audited historical consolidated financial statements as of 31 March 2006 and for the financial years ended 31 March 2006 which include the comparative amounts as of 31 March 2005 and for the financial year ended 31 March 2005 restated in accordance with IFRS. Following the acquisition of Meteor Mobile Communications, as explained in Item 4A “Information on the Company—History and Development of the Company - Acquisition of Meteor”, Meteor’s results are included in the summary historical consolidated financial information from that date.

Unless otherwise indicated, the financial information in this document has been prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. A discussion of the principal differences relevant to the financial statements of eircom Group and a reconciliation to U.S. GAAP of net profit attributable to Group shareholders for the financial years ended 31 March 2005 and 31 March 2006 and shareholder’s equity as at 31 March 2005 and 31 March 2006 is set forth in note 47 to the consolidated financial statements of eircom Group contained in Item 18 “Financial Statements”.

The financial information included in this document for the financial period from 1 April 2001 to 1 November 2001 reflects the consolidated operations of our predecessor business, eircom, for those periods. This historical financial information is not directly comparable to the historical financial information for the financial period from 2 November 2001 to 31 March 2002, the financial year ended 31 March 2003, the financial year ended 31 March 2004, the financial year ended 31 March 2005 and the financial year ended 31 March 2006 in a number of important respects, including as a result of:

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

The summary historical financial information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and Item 18 “Financial Statements”.

eircom Group plc

	Financial Year Ended 31 March 2005 €’m	Financial Year Ended 31 March 2006 €’m
Consolidated Profit and Loss Data:
Continuing operations

Revenue	1,598	1,693
Operating costs excluding amortisation, depreciation and restructuring programme costs	(1,003)	(1,148)
Amortisation	(20)	(15)
Depreciation	(296)	(318)
Restructuring programme costs	(66)	(30)
Profit on disposal of property and investments	—	52

Operating profit	213	234
Finance costs	(139)	(150)
Finance income	13	27

Finance-costs net	(126)	(123)

Share of profit of associates	1	1

Profit before tax	88	112
Income tax expense	(9)	(30)

Profit for the year	79	82

	Amounts in accordance with U.S. GAAP
	Predecessor	Successor
	Financial Period 1 April 2001 to 1 Nov 2001 €’m	Financial Period 2 Nov 2001 to 31 March 2002 €’m	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m	Financial Year Ended 31 March 2006 €’m
Net revenue	956	693	1,674	1,625	1,598	1,693

Operating (loss)/profit from continuing operations	(317)	2	(72)	11	199	239

Operating (loss)/profit	(294)	7	(77)	11	199	239
Operating (loss)/profit per share - basic and diluted	(0.13)	0.01	(0.14)	0.02	0.24	0.24
Net (loss)/income attributable to ordinary shareholders	(318)	(46)	(239)	(228)	26	84
Basic earnings per share	(0.14)	(0.09)	(0.43)	(0.39)	0.03	0.09
Diluted earnings per share	(0.14)	(0.09)	(0.43)	(0.39)	0.03	0.08

Dividends per share	0.005	—	—	0.68	0.05	0.10

Basic number of shares	2,286,966,410	533,470,120	555,146,131	592,126,580	820,969,597	985,496,483
Diluted number of shares	2,286,966,410	533,470,120	555,146,131	592,126,580	823,860,444	988,701,014

	Amounts in accordance with U.S. GAAP
	31 March 2002 €’m	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m	31 March 2006 €’m
Total assets	4,773	4,276	3,939	3,738	4,120
Total equity (as restated)	604	414	119	127	523
Capital stock	108	108	74	82	120

	Financial Year Ended 31 March 2005 €’m	Financial Year Ended 31 March 2006 €’m
Consolidated Balance Sheet Data:
Amounts in accordance with IFRS
Cash in bank and at hand(1)	388	411

Total fixed and current assets	3,811	4,204

Total net assets	375	591

Total debt(2)	2,364	2,467

Total equity	375	591

	Financial Year Ended 31 March 2005 €’m	Financial Year Ended 31 March 2006 €’m
Other Financial Data:
EBITDA from continuing operations (3)	529	567
Cash inflow from operating activities	524	575

(1)	Excludes restricted cash in hand and at bank of €1 million at 31 March 2005 and nil million at 31 March 2006.
(2)	Total debt represents our gross debt at 31 March 2006 after the offset of the capitalised fees of €36 million (31 March 2005: €41 million) relating to the refinancing of the debt, which are being amortised over the life of the debt.
(3)	EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortisation. The following table sets forth a reconciliation of EBITDA to Group operating profit:

	Financial Year Ended 31 March 2005 €’m	Financial Year Ended 31 March 2006 €’m
Group operating profit	213	234
Amortisation	20	15
Depreciation	296	318

EBITDA from continuing operations (1)	529	567
Adjustment for:
• Profit on disposal of property and investments	—	(52)
• Non cash retirement benefit charge	15	56
• Non cash share option charges	1	2
• Non cash restructuring programme costs	19	20
• Non cash credits	(4)	(2)
• Share of associate profits	—	(2)

Cash flows relating to fundamental restructuring, business exits and other provisions	(50)	(29)

Changes in working capital
• Inventories	(1)	(2)
• Trade and other receivables	14	(4)
• Trade, other payables and other provisions	1	21

Cash generated from operations	524	575

(1)	EBITDA is not a measure of operating profit, operating performance or liquidity under IFRS. We include EBITDA because we understand it is used by some investors to determine a company’s historical ability to service indebtedness and fund ongoing capital expenditure, and because some of the covenants in our debt agreements are based on similar measures. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income as determined by IFRS, or as an indicator of our operating performance, or of cash flows from operating activities as determined in accordance with IFRS.

Exchange rate information

The following chart shows, for the period from 1 January 2000 through to 31 May 2006, the high, low, period average and period end noon buying rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as US dollars per €1.00.

Ireland is a participant in the European Monetary Union. In accordance with the Maastricht Treaty, the euro was launched as the single European currency on 1 January 1999. Upon the launch of the euro, the exchange rate for the Irish punt was irrevocably fixed at IRP 0.787564 = €1.00, and on 1 January 2002, the Irish punt was replaced as the lawful currency of Ireland by the euro.

	U.S. dollars per €1.00
	High	Low	Average(1)	Period end
Year
2000	1.0335	0.8270	0.9303	0.9388
2001	0.9535	0.8370	0.8903	0.8822
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.2438	1.3538
2005	1.3476	1.1667	1.2449	1.1842
Month
January 2006	1.2287	1.1980	1.2126	1.2158
February 2006	1.2100	1.1980	1.2126	1.2158
March 2006	1.2197	1.1886	1.2028	1.2139
April 2006	1.2624	1.2091	1.2273	1.2624
May 2006	1.2888	1.2607	1.2767	1.2833

(1)	The average rate for the euro is calculated as the average of the month-end noon buying rates for the relevant year-long period or the average of the noon buying rates on each business day for the relevant month-long period.

The noon buying rate of the euro on 13 June 2006 was US$1.2574 = €1.00.

The above rates may differ from the actual rates used in the preparation of the financial information appearing in this document. Our inclusion of these exchange rates is not meant to suggest that the euro amounts actually represent such dollar amounts or that such amounts could have been converted into dollars at any particular rate, if at all.

B. CAPITALISATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Risks relating to our fixed-line business

Increasing competition in the Irish fixed-line telecommunications market makes our fixed-line business vulnerable to further market share loss.

The Irish fixed-line telecommunications market, the main market in which we operate, is competitive, and we believe that continuing regulatory initiatives will make it increasingly so. Since 2000, we have been required to provide carrier pre-selection, (“CPS”), which allows customers to choose another authorised operator as the default carrier for some or all calls, and geographic and non-geographic number portability, which allows customers to change to another authorised operator without changing their telephone number. In the period since 2000 additional regulatory measures have been introduced, including: CPS enhancements; Single Billing through Wholesale Line Rental, (“SB-WLR”), which allows other authorised operators, (“OAOs”), to offer customers connected to our network a bundled product consisting of line rental and call services with a single bill; Local Loop Unbundling, (“LLU”), which allows other operators to co-locate equipment in our exchange buildings and connect this equipment directly to a customer access line; and partial private circuits, (“PPCs”), which allow OAOs to use our network to provide connectivity from their customers’ premises to their point of connection with our network. We were required to provide SB-WLR in June 2003, PPCs in July 2003 and CPS enhancements in September 2003. LLU was introduced in 2001. These regulatory initiatives have increased the ease with which our customers can move to OAOs.

We have had significant success in winning back lost customers in the past. Since CPS was introduced in January 2000, we estimate, based on our internal traffic analysis system that we have succeeded in winning back an estimated 63% of customers who had moved to OAOs. However, restrictive guidelines introduced by ComReg in September 2003 on conducting win-back sales activities when a customer chooses an alternative operator (which, for example, prohibit us from contacting a former customer for at least a three-month period from the date of the loss of that customer) have made it harder for us to regain lost business. Since the liberalisation of the Irish fixed-line telecommunications market, our market share, based on turnover, has decreased. Prior to the liberalisation, we held a virtual monopoly in this market. In the first year following liberalisation, according to quarterly data published by ComReg, our market share, based on turnover, decreased to approximately 93% at 31 December 1999. At 31 December 2005, our market share, based on turnover, was approximately 78%. Due to the regulatory measures described above and increasing competition, we are vulnerable to further loss of market share in our fixed-line business in the future.

Competition in our fixed-line business could also lead to:

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

Our turnover and profitability in our fixed-line business will be adversely affected as the Irish fixed-line telecommunications market is impacted as a result of increasing mobile substitution or otherwise.

In its quarterly reports, ComReg publishes market revenues for the fixed-line market, and in its report covering the quarter from 1 October to 31 December 2005, ComReg states fixed-line revenues for the quarter as €481 million, implying an increase of almost 1% on the previous quarter.

The ComReg quarterly reports indicate that annualised total fixed-line revenues fell from approximately 55% of total electronic communications revenue in the quarter ending 31 December 2003 to approximately 47% in the quarter ending 31 December 2005. We believe that the decline in revenues in the fixed-line market has been caused by increasing competition, particularly from other mobile operators. Although the effects of fixed-to-mobile substitution are difficult to quantify, we believe it has had a negative impact on growth in the Irish fixed-line telecommunications market and will continue to do so, as a growing number of customers not only place more calls from a mobile telephone instead of a fixed-line, but choose to forego having a fixed-line installed at home in favour of using a mobile phone. We believe that the Irish fixed-line telecommunications market will continue to slow or decline, and there may continue to be periods of flat or negative growth, making it more difficult for us to increase fixed-line turnover or may even lead to a decrease in our fixed-line turnover. Re-entering the mobile market was identified as a strategic response to mitigate this risk. The acquisition of Meteor provides not only an opportunity for revenue growth, but also mitigates against fixed to mobile substitution.

If ComReg changes the terms of the retail price cap it has imposed, our ability to adjust our pricing may be further restricted and, as a result, our fixed-line turnover and operating profit may decline.

In February 2003, ComReg changed the cap it imposes on a specified basket of our retail products and services from a permitted annual change in average prices equal to the Irish consumer price index, (“CPI”), minus 8%, to a permitted annual change equal to CPI minus 0%. ComReg also made other changes, including eliminating the sub-caps it had previously imposed on individual services within the basket.

ComReg stated in its “Response to Consultation and Consultation on Draft Decision” dated 22 March 2005, relating to the market analysis of retail fixed narrowband access markets, that eircom is now fully rebalanced and proposed to impose a sub cap on public switched telephone network, (“PSTN”), line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year effective from the date of the decision. In subsequent years, this will be at the rate of CPI minus 0%. ComReg have indicated in the market analysis of retail voice calls that the current price cap will continue until the markets are next reviewed for significant market power, (“SMP”), designation and remedies.

On 24 February 2006 there was a ‘Call for Input’ from ComReg (ComReg 06/10) in relation to the ‘Retail Access and Call Market Review - further consultation in relation to markets 1-6’. The ‘Call for Input’ invited interested parties to provide any additional comment and data in relation to issues that were previously consulted upon by ComReg and any new market developments that have occurred. ComReg will use the information and comments received in the drafting of the new consultation document. If eircom is found to have SMP then the ComReg work programme indicates that they will conduct a review of the Retail Price Cap in August 2006.

We are dependent on increased turnover from data services, which is an increasingly competitive market.

Our fixed-line business is dependent upon increased turnover from data services to offset the impact of the declining market for fixed-line voice services on our operating results and to maintain the long-term profitability of the business. If demand for internet access and usage does not grow, if our customers do not adopt our more advanced and faster forms of internet access, such as asymmetric digital subscriber line, (“ADSL”), which is a type of broadband service, or if our competitors offer cheaper or more attractive services, we may not be able to increase our data services turnover. Our broadband services are subject to competition based on a wholesale version of our own service (bitstream), from services provided by competitors over other technologies such as cable modems, wireless or satellite, and from services built by competitors that are based on unbundled local loops and co-location. We are experiencing significant migration from dial-up internet access to ADSL services as well as some migration to flat rate tariff access services based on flat rate internet access call origination, (“FRIACO”). In addition, our fixed-line business may face increased competition in this market from other mobile companies following the implementation of 3G technology, which will allow mobile operators to offer higher rate data services to their customers through their mobile networks. Meteor’s relatively small share of this market and its current lack of 3G capability will mean that the Group will remain subject to this competitive pressure.

In order to maintain or improve our profitability, we need to implement a further reduction in the workforce employed in our fixed-line business, which may be difficult to implement.

In order to maintain or improve our profitability, we need to continue to reduce our fixed-line workforce. Our ability to do so, however, is limited by statutory protections enjoyed by our employees and our collective agreements with trade unions. Accordingly, we are focusing on reducing our workforce through, amongst other things, voluntary severance and early retirement programmes. We have reduced the average number of employees from 8,306 for the financial year ended 31 March 2004 to 7,595 for the financial year ended 31 March 2005 and to 7,249 for the financial year ended 31 March 2006. This decline in average headcount reflects the impact of our voluntary severance, as well as the reduction of employees in connection with outsourcing certain activities through managed service contracts. Although we intend to continue to offer voluntary severance and early retirement programmes to our employees on a targeted basis, there can be no assurance that we will be able to implement further sizeable reductions.

Unless we are able to achieve a sizeable reduction in the workforce employed in our fixed-line business over the next few years, our profitability is likely to decline. In addition, the measures that we implement to reduce employee numbers may entail significant costs affecting our earnings. We created a provision of €412 million in the financial year ended 31 March 2000 to finance our restructuring programme, which has been used principally to pay for staff exits. Included within this provision as at 31 March 2006 is a net deficit on an annuity plan of €65 million offered as part of the restructuring programme which is expected to be utilised over a period of seven years. The remainder of the restructuring provision was fully utilised by 30 June 2004.

Further anticipated staff reductions in future years will impact our profitability.

Changing technologies and markets could require us to make substantial additional investments in our fixed-line business, increase competition and have a negative impact on our turnover.

Our fixed-line business operates in an industry characterised by rapid technological and market changes. We must anticipate and adapt to these changes and introduce, on a timely basis, competitively priced products and services that meet constantly changing industry standards and customer preferences. As new technologies are developed, we may have to implement these new technologies at a substantial cost to us in order to remain competitive. In addition, our competitors may implement new technologies, products or service initiatives before we do, which may allow them to provide lower priced or better quality services. In particular, any widespread adoption of Voice over Internet Protocol services, (“VoIP”), based on broadband access technologies may negatively impact our revenues from circuit switched voice services. If this occurs, it could hamper our ability to compete effectively and, as a result, decrease the turnover and operating profits of our fixed-line business.

The Irish Government may use its position as a customer in the Irish fixed-line telecommunications market to promote competition in this market in a manner that is unfavourable to us.

The Irish Government is a significant customer of our fixed-line business through its various agencies. We provide a range of services to the Irish Government under several contracts with differing renewal dates. Press reports have suggested that the Irish Government may seek to use its service requirements to promote competition in the Irish fixed-line telecommunications market. While we will compete for renewal of Irish Government business as those contracts come up for tender or renewal, if the Irish Government were to transfer a significant portion of its business to OAOs, our turnover may decline, which would adversely affect our profitability.

Risks Relating to our Mobile Business (Meteor)

Meteor is dependent on its roaming agreement for the western seaboard of Ireland and its interconnection agreements.

Meteor currently is dependent on a roaming agreement with O2 in order to provide service on the western seaboard of Ireland. Meteor’s ability to provide services to the western seaboard will be reduced should O2 terminate this agreement, unless Meteor chooses to build out its network to cover this territory or enters into alternative roaming arrangements. Should O2 seek to renegotiate its rates on the expiration of the contract on 28 February 2007, or before, in connection with its termination right under the change-of-control clause, Meteor’s operating costs could increase.

Meteor’s ability to provide commercially viable mobile communications services depends, in part, upon its interconnection arrangements with other telecommunications operators. Interconnection with the other mobile operators is currently subject to regulatory mandate and mobile interconnection rates are currently capped by agreement with ComReg. Interconnection with eircom is also currently subject to regulatory mandate and, at present, the majority of Meteor’s fixed traffic is terminated on eircom’s network. However, interconnection with alternative fixed operators are subject to commercial agreements. Although they account currently for a small percentage of traffic, we cannot be assured that Meteor will be able to maintain these interconnection agreements, at all or on terms that are commercially acceptable, or that any material increase in the interconnection costs would not have a material adverse effect on Meteor’s financial condition and results of operations.

Meteor relies on third parties to distribute its products and procure subscribers for its services.

While we plan to increase the distribution of Meteor’s products and services through existing distribution channels, Meteor’s ability in the interim period to distribute products and services will depend, to a large extent, on securing and maintaining a number of key distribution partners. These third party distributors procure subscribers for Meteor’s services through selling branded handsets and services packs.

In the calendar year 2005, mobile retailers Xtra Vision, 3G (retail stores), The Carphone Warehouse and Sigma accounted for approximately 60% of Meteor’s new subscribers. However, these mobile retail specialists also procure customers for Meteor’s competitors (and, in some cases, themselves), and they may have incentives to encourage potential subscribers to choose Meteor’s competitors’ services rather than Meteor’s. Meteor has also outsourced the assembly, storage and distribution of handset and subscriber identity mobile (“SIM”) packs to Sigma. Further, Meteor has outsourced the provision of customer care services for Meteor’s pre-paid subscribers.

Meteor currently relies wholly on third parties to distribute pre-paid airtime vouchers and electronic top-up cards through various channels. Meteor also relies on a small number of third parties to facilitate the process (including, in the case of electronic top-ups, providing terminals to retail outlets) that enables a subscriber’s account to be credited with payments that they can use to buy Meteor’s services. Such key third parties currently include: Alphyra (which we believe has a market share of over 50% of the Irish mobile pre-paid top-up market), An Post, Phonecard Warehouse, Bank of Ireland and Allied Irish Banks. In certain circumstances, Meteor relies on these third parties to provide accurate and quality systems and equipment capable of interfacing, where necessary, with Meteor and its systems.

Meteor’s failure to maintain key distribution relationships on acceptable terms, or the failure of its distribution partners to procure sufficient subscribers, could have a material adverse effect on its turnover, financial condition and results of operations.

The success of Meteor’s operations will depend on the Group’s ability to attract and retain subscribers.

We believe that the growth in new mobile service subscribers is likely to slow down in the future as Ireland has a developed telecommunications industry and high penetration rates for mobile services. The high penetration rates combined with effective competition from Meteor’s competitors may limit its efforts to obtain new subscribers for its mobile network, services and products and may lead to a decrease or slower growth in revenues. In saturated markets, subscriber retention and conversion become more important and failure to continually improve standards in these areas and, in particular Meteor’s customer care functions, could lead to a significant decline in market share.

Meteor’s goal of increasing its subscriber base may be adversely affected by its competitors’ success in retaining subscribers. If other mobile operators in the Irish telecommunications market improve their ability to retain subscribers and thereby lower their churn levels, or if Meteor is not able to maintain churn levels at a reasonable level, it will become more difficult for Meteor to grow its subscriber base, and the cost of acquiring new subscribers or retaining existing subscribers could increase.

In addition, Meteor’s performance may be affected by the size and usage trends of its subscriber base. These trends may in turn be affected by dealer commissions and related costs of attracting new subscribers, the prices of handsets, the competitiveness of Meteor’s tariffs, the competitiveness of alternative services, developments in the Irish mobile market and general macroeconomic conditions, many of which are outside Meteor’s control.

Meteor’s growth may result in system capacity limitations which may impact Meteor’s ability to achieve its projected growth.

A number of Meteor’s systems, including the pre-paid platform (“IN”), the Mobile Switching Centre (“MSC”) and the billing system, have capacity limitations. While these systems are being expanded, upgraded or replaced according to subscriber growth forecasts, there is a risk that subscriber growth will exceed Meteor’s ability to expand certain systems on time, in a commercially viable manner, or at all. This could negatively impact subscriber acquisition and retention and growth.

Meteor’s high exposure to the pre-paid market may negatively impact its revenue and profitability.

As at 31 March 2006, approximately 92% of Meteor’s subscriber base consisted of pre-paid users, which is significantly higher than the Irish industry average of approximately 76% (as at 31 March 2006). Although Meteor’s post-paid subscribers predominantly sign up to an initial minimum twelve month contract which is similar to other mobile operators, given the size of Meteor pre-paid subscriber base, Meteor does not have the same level of recurring billed revenue associated with post-paid contract payments as other mobile operators. Meteor is therefore relatively more exposed to volatility in subscribers’ short-term usage replenishment patterns. A significant decline or negative fluctuation in pre-paid customers’ mobile communications usage and loyalty could impact Meteor’s cash flows and results of operations.

Misuse of Meteor’s networks by subscribers through fraud or other means may damage its reputation and impact its costs or revenues.

Subscribers may misuse Meteor’s networks in ways which damage Meteor’s reputation, for example using the network to make inappropriate contact with children, spamming or propagation of viruses. Subscribers may also misuse Meteor’s networks in ways that impact Meteor’s costs or revenues, including fraud. This could have a negative impact on Meteor’s business.

Meteor faces intense and increasing competition from existing providers of mobile services and new market entrants, which could result in decreases in subscribers, revenues and profitability.

Meteor is competing increasingly with the two established mobile operators, Vodafone and O2. These competitors have substantially greater resources and a larger market share than Meteor, which may affect Meteor’s ability to compete successfully. Competition is likely to intensify in Ireland, with the entry of 3 Ireland to the pre-paid market sector. 3 Ireland operates a 3G network and offers GSM services through a roaming agreement with Vodafone. Also, following a public tender, ComReg announced its intention to offer a fourth 3G licence to Smart Telecom which would have resulted in an additional entrant into the Irish mobile communications market. While ComReg subsequently withdrew this offer and the matter is now before the Courts, we cannot guarantee that Smart Telecom will not be successful in obtaining the licence and subsequently entering the market. While a recent decision by ComReg that Vodafone and O2 must, if requested, host mobile virtual network operators, (“MVNO”), on their networks was withdrawn following appeal to the Electronic Communications Appeals Panel, we cannot guarantee that Vodafone and/or O2 will not provide MVNO access on commercial terms, or that ComReg will not reintroduce an MVNO access mandate at some stage in the future following further market analysis. Also as a condition to its 3G licence, 3 Ireland must, if requested, host MVNOs on its network at a discount of at least 35% to its retail prices. At some point in the future, Meteor may also be required to give MVNO access, further increasing the risk of competition. Increased competition may lead to:

•	price erosion on Meteor’s products and services;

•	increased subscriber acquisition and retention costs;

•	inability of Meteor to increase its market share or a reduction in its market share;

•	more rapid deployment of new technologies;

•	scarcity of premium content and new added value technology; and

•	scarcity of qualified staff.

Meteor’s competitive position will also depend on the efficiency and success of its marketing and branding initiatives and its ability to anticipate and respond to various competitive factors, the behaviour of its competitors and the evolution of the mobile sector in Ireland. Such competitive factors include, among other things, new services and products, network coverage, network quality, pricing of mobile services and handsets, the quality of customer service and changes in consumer preferences. Meteor’s results of operations may be adversely affected if it is unable to respond to competitive initiatives of competitors that may be less capital constrained.

General Risks relating to Our Business

We have a significant amount of indebtedness, which may impair our operating and financial flexibility and could adversely affect the business and financial position of the Group and our ability to pay dividends.

We have a substantial amount of debt and significant debt service obligations. As at 31 March 2006, we had gross outstanding indebtedness of €2.503 billion. Through Valentia Telecommunications, we have unused commitments of €150 million under our Senior Credit Facility. We anticipate that our substantial leverage will continue for the foreseeable future.

Our substantial indebtedness has important consequences for stakeholders. For example, it:

•	requires us to dedicate a substantial portion of our cash flow from operations to payments to service our debt, which reduces the funds available for working capital, capital expenditure, acquisitions and other general corporate purposes;

•	limits our ability to pay dividends;

•	limits our ability to borrow additional funds for working capital, capital expenditure, acquisitions and other general corporate purposes;

•	could limit our flexibility in planning for, or reacting to, changes in technology, customer demand, competitive pressures and the industries in which we operate;

•	could place us at a competitive disadvantage compared to our competitors that are less leveraged than we are; and

•	could increase our vulnerability to both general and industry specific adverse economic conditions.

The Senior Credit Facility, the Senior Notes and the Senior Subordinated Notes contain a number of financial, operating and other obligations that limit our operating and financial flexibility. Our ability to comply with these obligations depends on the future performance of our business.

In addition, interest on debt under our Senior Credit Facility is calculated on a floating rate basis. We have €680 million of unhedged floating rate debt under our Senior Credit Facility, with an interest rate at 1.25% over EURIBOR as at 31 March 2006. The interest rate swaps on the remaining Senior Credit Facility expire on 1 April 2004. An increase in interest rates would increase our interest expense under the Senior Credit Facility which would, in turn, reduce the funds available to make payments on our Senior Notes and Senior Subordinated Notes and any other debt we have. It would also reduce the funds available to finance our operations and future business opportunities and to pay dividends, and have potentially further adverse effects as described above.

Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends.

As at 31 March 2006, we had a net pension deficit (net of deferred tax) of €139 million, but a pension asset (net of deferred tax) of €117 million is recognised in the financial statements, therefore €256 million (net of deferred tax) was not recognised in our financial statements as a reduction in distributable reserves as permitted by IAS19, “Employee Benefits”. There may be continuing development in IAS 19 and, consequently, there is uncertainty about exactly what IAS 19 will require in future years. If we have a significant pension deficit in future years (which is dependent, amongst other things, on changes in the valuation of publicly traded equities and interest rates), depending on the accounting treatment adopted at that time, we may (unless we are able to take steps to increase distributable reserves within the Group) be unable to pay any dividends.

Our profitability may suffer if we are unable successfully to enter new markets.

As part of our strategy, we look to identify and exploit opportunities for future growth. One market that we believe may offer significant opportunities is the market for mobile telecommunications services and that belief underpinned the strategy to re-enter mobile and to acquire Meteor. We may also, if we determine it to be in our interests, enter into other non-fixed line telecommunications businesses such as wireless telecommunications. In each case, we may need to invest substantial funds and other resources or enter into strategic alliances in order to enter and compete in these markets. We may not have the resources necessary for such investment or find suitable partners nor can we assure you that any businesses we enter into in the future will perform as well as we might expect.

We are dependent on Ireland for substantially all of our turnover and, if growth in the Irish economy slows, it could have a negative effect on our turnover and profitability.

Substantially all of our turnover is generated in Ireland. Demand for our products and services in Ireland is influenced by a number of factors, including the strength of the Irish economy. If economic growth in Ireland slows, it could have a material negative effect on our turnover and profitability.

A change in our tax residence could have a negative effect on our profitability.

Although we are incorporated in England and Wales, our Directors seek, and intend to continue to seek, to ensure that our affairs are conducted in such a manner that we are resident in Ireland for Irish and UK tax purposes and for the purposes of the United Kingdom-Ireland double tax treaty. As a result of a technical requirement in the UK tax legislation, we fall within the ambit of the UK “controlled foreign companies” regime. However, the UK tax authorities have previously confirmed that, based on the rationale for the formation of the existing group structure, we will not be liable to UK tax under that regime in respect of the Company’s current subsidiaries.

It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or the renegotiation of the United Kingdom-Ireland double tax treaty, or as a result of any change in the conduct of our affairs, following a review by our Directors, or a change in the activities or circumstances of our subsidiaries, we could become, or be regarded as having become, resident in the UK or elsewhere or become liable to UK tax under the UK “controlled foreign companies” tax regime.

Should we cease to be resident in Ireland for tax purposes, we may be subject to a charge to Irish capital gains tax on our assets, and our change of residence might cause some or all of our subsidiaries to cease to be Irish tax resident which could make them also subject to a charge to Irish capital gains tax on their assets, other than Irish trading assets. This could also interfere with the manner in which interest costs of Valentia Telecommunications and eircom Funding are utilised for Irish tax purposes. This could also mean that dividends paid between companies in the Group could give rise to taxation as opposed to the current position whereby dividends paid by one Irish resident company to another Irish resident company do not give rise to a liability to Irish taxation.

It may not be possible to effect service of process upon us or enforce court judgements against us or our Directors.

We are incorporated under the laws of England and Wales and resident in Ireland and the majority of our Directors are citizens or residents of Ireland. Additionally, a substantial portion of the assets of such persons and many of the assets of the Company are located in Ireland. As a result, it may not be possible to effect service of process outside England, Wales or Ireland against us or our Directors or enforce the judgement of a court outside England, Wales or Ireland against us or our Directors. There is doubt as to the enforceability in England, Wales and Ireland, in original actions or in actions for enforcement of judgements of U.S. courts, of civil liabilities predicated upon US federal securities laws.

Our ability to pay dividends is limited by applicable company law, our status as a holding company, certain agreements to which Group companies are party and the requirement to pay dividend entitlements on our Preference Shares.

Under UK company law, we can only pay cash dividends to the extent that we have distributable reserves and cash available for this purpose. In addition, as a holding company, our ability to pay dividends, first, to the holders of Preference Shares and, thereafter, to the holders of Ordinary Shares is affected by a number of factors, principally our ability to receive sufficient dividends from our subsidiaries. The payment of dividends to us by our subsidiaries is, in turn, subject to certain restrictions, including similar Irish company laws requiring the existence of sufficient distributable reserves and cash in our subsidiaries and restrictions contained in the Senior Credit Facility and the Amended Indentures. Any limitation on the ability of our subsidiaries to pay dividends (for example, as a result of profitability or distributable reserves in these subsidiaries being adversely affected) may reduce our ability to pay dividends to our shareholders. In particular, Meteor has substantial accumulated realised losses which are partially offset by capital contributions received in the form of non-refundable gifts from its parent company. Meteor will be unable to consider paying a dividend until, amongst other things, it has accumulated realised reserves, which would include realised profits and capital contributions, in excess of accumulated losses.

The Company has three classes of issued Preference Shares carrying cumulative dividend entitlements ranking in priority to the holders of Ordinary Shares. Under the Articles, accrued dividends on these Preference Shares must be paid in full prior to payment of dividends to the holders of Ordinary Shares. The total dividend paid on the Preference Shares for the financial year to 31 March 2006 was €19 million. It is expected that the aggregate cash amount required each year to fund payments of dividends on the Preference Shares will fall over time if the ESOT converts Convertible Preference Shares into Ordinary Shares in accordance with its stated intentions. However, if Convertible Preference Shares are not converted by the ESOT then this amount will not reduce significantly over time.

The ESOT will continue to hold a significant shareholding and its interests may conflict with the interests of investors.

The ESOT currently holds 21.4% of our Ordinary Shares. On 23 May 2006, the Independent Directors of eircom and the board of directors of BCM Ireland Holdings, (“BCMIH”), announced that they had reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued ordinary share capital of eircom not already owned by BCMIH. The Offer is to be effected by means of a scheme of arrangement under Section 425 of the UK Companies Act. BCMIH is a company that has been formed for the purposes of BCM and the ESOT jointly making the Offer. BCMIH is a newly-incorporated company specifically formed for the purpose of implementing the Offer and is funded by Babcock & Brown Capital Limited (“BCM”) and certain of its affiliates (together the “BCM Group”) and the eircom Employee Share Ownership Trust (“ESOT”). BCM and the ESOT have come together with a proposal to make a joint offer. Upon the Offer completing, the BCM Group and the ESOT will indirectly hold 65 per cent. and 35 per cent. of the issued ordinary share capital of BCMIH, respectively. Further details are included in Item 4A “History and Development of the Company - Cash offer by BCM Ireland Holdings”.

In addition, the ESOT holds interests in our Preference Shares. The terms of the Convertible Preference Shares held by the ESOT will enable the ESOT, subject to certain limitations, to convert such shares, over time, into Ordinary Shares (on the basis of the volume weighted average price of an Ordinary Share on the relevant conversion date) provided that following conversion, the ESOT’s holding, taken together with those acting in concert with the ESOT (as determined in accordance with the provisions described below), does not exceed 29.9% of the issued Ordinary Shares. The ESOT has the right pursuant to the Articles to appoint three directors to the Board for so long as it (or its nominee(s)) continues to hold at least 18% of our issued Ordinary Shares (which number will decrease to two directors when it (or its nominee(s)) holds at least 10% but less than 18% of our issued Ordinary Shares and to one director where such holding is at least 1% but less than 10% of our issued Ordinary Shares). The ESOT will also have the right to nominate one of its nominee directors to be the Vice-Chairman for a period of three years from the 2004 Admission and thereafter will have this right for so long as the ESOT is entitled to appoint not less than two directors. The current ESOT nominee directors are Mr Scanlon, Mr Conroy and Mr Magee.

As a result, the ESOT will have the ability to exert influence over actions requiring shareholder approval, including the election of directors and the declaration of dividends, and accordingly will have the ability to influence our operations. Decisions made by the ESOT therefore may influence our business, results of operations and financial condition.

Risks Relating to Regulatory and Licensing Matters - Fixed-line telecommunications services

The provision of fixed-line telecommunications services in Ireland is subject to extensive regulation. The interpretation of existing regulations in a manner unfavourable to us, or the adoption of new policies or regulations that are unfavourable to us, could disrupt our fixed-line business operations and could cause our operating profit to decline.

The fixed-line telecommunications services that we provide are subject to extensive regulation. ComReg regulates the manner in which we provide many of our retail and wholesale services and regulates the prices at which they are provided. In addition, the Minister for Communications, Marine and Natural Resources (the “Minister”) may, in the interests of proper and effective regulation of the Irish telecommunications market, give policy directions to ComReg to be followed in the exercise of its regulatory functions. ComReg is mandated to pursue a policy of fostering increased competition in the Irish telecommunications market, and requires us to provide specified wholesale services and unbundled network services to OAOs in order to allow these operators to compete in the retail market. Providing these services has resulted in a loss of our market share in the retail fixed-line market, which we believe is likely to continue to decline. ComReg is also in the process of introducing new requirements to foster further competition, which could lead to further market share loss. We expect that OAOs will seek to exploit these new requirements to increase their market share, but we do not know to what extent these actions will impact us.

ComReg issues pricing directions periodically over our wholesale services, which may negatively impact our fixed-line turnover and operating profit.

ComReg requires us to provide wholesale services to OAOs and regulates the prices at which we offer these services. For example, the pricing of unbundled local loop access services, as well as the pricing of interconnection services which generate most of our wholesale revenues, generally must be based on the long run incremental costs of providing them, together with a permissible rate of return on our capital.

In November 2004, ComReg directed that the monthly rental for our unbundled local loop would be set at €14.65 per month from December 2004 for a period of twelve months with increases in subsequent years limited to no more than the level of CPI. See Item 4B “Information on the Company - Business Overview, Tariffs”.

On 10 December 2005, we increased the price to €15.09.

The pricing for shared access to eircom’s unbundled loops was not addressed in the ComReg decision on fully unbundled loops in November 2004. ComReg has consulted on this pricing and published a draft direction in March 2005, proposing a monthly rental price of €0.39. We have responded to these proposals rejecting them and are awaiting a response from ComReg.

Consistent with the Minister’s 26 March 2004 policy direction to ComReg, on 31 March 2004, we launched our enhanced CPS single billing through WLR product. Since 1 April 2004, prices for the WLR product have been set based on ComReg’s direction at the retail price less 10%. In March 2005, ComReg published a draft direction on the market analysis for the retail fixed narrowband access markets. ComReg stated that it intends to continue with the application of the retail minus price control for WLR for the period of the market review.

Proposed or directed changes to the prices of our wholesale fixed-line products and services may negatively impact our revenue, profit and retail market share.

ComReg is considering whether to introduce a price cap on our fixed-line wholesale services, including interconnection services. Although we cannot predict the terms of any wholesale price cap ComReg may adopt, a wholesale price cap may restrict our ability to make changes to our wholesale prices and consequently may negatively impact our turnover and operating profit.

Currently, our wholesale interconnection tariffs are determined by us and submitted to ComReg for review and approval. Typically, the initial rates we set are subject to change as they are reviewed by ComReg, with a final rate set with retrospective effect. In May 2003, ComReg stated that it believed in principle that a wholesale price cap should be introduced and that it would consult further in a separate paper on this matter shortly. In August 2003, ComReg further noted that it found the responses received in regards to the consultation helpful and, where appropriate, would factor the responses into its analysis. ComReg has also commenced a bottom-up review of the costings of our core network. The outcome of this review may serve as an input to the setting of a wholesale price cap by ComReg. We believe that a price cap approach to wholesale prices is in principle a more favourable approach than the current approach that combines setting interim rates, finalising rates after year end and making retrospective payments, if required, based on final rates. However, ComReg could establish price caps on these wholesale services in a manner that could restrict our ability to make a profit on the provision of these services which would adversely affect our turnover and operating profit. ComReg has proposed moving to a price cap for interconnection services in the consultation on market analysis for interconnection markets but acknowledges that the annual review regime may have to continue in the short term. On 9 June 2006, ComReg published an Information Notice (ComReg 06/23) agreeing final interconnection rates for the financial years ending March 2005, 2006 and 2007. In the same Information Notice ComReg states that it may be in a position to consult on the use if a wholesale price cap to set rates beyond March 2007.

If ComReg reduces our leased line prices or adopts new regulation of leased lines that is unfavourable to us, our turnover and operating profit may decline.

In March 2005, under the new EU regulatory framework for the electronic communications, networks and services sector, (“NRF”), ComReg issued a decision re-confirming regulatory obligations related to eircom’s supply of wholesale leased lines and PPCs. We appealed the ComReg decision to the Appeals Panel. On 21 February 2006 eircom and ComReg advised the Appeals Panel that the appeal had been settled. ComReg clarified its decision to our satisfaction and agreed to conduct a new market review process as soon as possible.

Carrier pre-selection obligations require us to provide single billing facilities and restrictions on our customer win-back activities could result in a loss of fixed-line market share and a decline in our turnover and operating profit.

We have been required to provide CPS for voice services to OAOs, which allows customers to more easily select the services of our competitors.

In its role of protecting consumers, ComReg established a CPS Code of Practice in 2003. Among other things, this code places restrictions on the win-back activity of eircom and other operators. It also aims to prevent misleading advertising and sales and marketing materials.

In 2005, on foot of numerous breaches on the part of industry players, ComReg proposed that financial penalties be established for breaches of the CPS Code of Practice. eircom sought clarification in an exchange of letters with ComReg in early 2006. ComReg stated that it was minded to continue with the present regime.

If we are found to be in violation of applicable regulations in relation to our win-back activity, ComReg could further restrict our activities or initiate enforcement proceedings. Any or all of these recent developments could result in further loss of existing market share and a decline in our turnover and operating profit.

Our universal service obligations could have a negative impact on our profitability.

Under EU directives that have been implemented into Irish law, ComReg is required to promote the availability of specified fixed-line telephony services to all users in Ireland, regardless of their geographical position, at an affordable price. We are the only telecommunications provider in Ireland obligated to provide these services, known as universal service obligations, (“USO”), and we are required to do so even if the service is uneconomic from our perspective. Our USO requires us to provide basic voice services, standard fax and low-speed data services and reasonable access to public pay phones and directory enquiry services as well as services adapted for disabled users. In addition, USO services are required to be provided at geographically averaged prices throughout Ireland.

On 30 March 2006, ComReg launched a consultation on “The Future Provision of Telephony Services Under Universal Service Obligations,” proposing to continue with the current arrangements whereby eircom would remain as the sole designated universal service provider, (“USP”), for a further period of four years. The consultation closed on 11 May 2006.

To date eircom has not received compensation for serving as USP. As required under EU law, there is a statutory provision that permits ComReg to establish a fund that would allow us to recover the net costs of meeting our USO if ComReg determines that that net cost is an unfair burden on us. We commissioned an independent study of the net cost of USO, which was delivered to us in February 2005. In our submission in respect of the March 2006 consultation, we have sought the establishment of such a fund. If such a fund is not established, it will have neutral impact on the current operating profit. However if the losses we incur from satisfying our USO increase and a USO fund is not established, our operating profit may be negatively impacted.

As a result of government and regulatory initiatives, we may be subject to increased competition in broadband, which may negatively impact our turnover and profitability.

The Irish Government has taken a number of initiatives in the context of the national development plan to promote investment in broadband infrastructure in Ireland. This includes the development of metropolitan area fibre networks, (“MANs”), which can provide wholesale broadband capacity in certain cities and towns around Ireland. In June 2004, the Government awarded a 15 year contract to e-net (an authorised operator in the electronic communications industry) to operate a wholesale, operator neutral service through the MANs. In addition, national connectivity is now also available through the backbone network developed by the state funded Electricity Supply Board and Bord Gáis. As the effect of government investment is to assist other competitors in building their own networks, this presents a competitive disadvantage to us.

In March 2006 the EU Commission announced that it had approved, under State Aid rules, the Irish Government plans to extend the MANs fibre-rings to up to 120 towns in Ireland. The approval is subject to certain undertakings given by the Irish Government to minimise the effect of State Aid and to reduce any potential market distortions. It is not known if e-net will manage the MANs in the additional towns as the contract for the management of the networks will be put to public tender.

In January 2006 the Government published details of a draft Electronic Communications Miscellaneous Provisions Bill which aims to strengthen the enforcement powers of ComReg. If passed into legislation, this will establish the investigation and enforcement powers of ComReg on a level equal to those of the Competition Authority. The draft Bill also proposes the establishment of an entity independent of eircom to provide call handling services for all calls to the Emergency Services. Currently this service is provided by eircom and other operators do not reimburse the Company for doing so.

Regulatory investigations and litigation may lead to fines or other penalties.

We are involved on occasion in litigation and regulatory enquiries and investigations involving our operations. ComReg and other regulatory bodies occasionally make enquiries and conduct investigations concerning our compliance with applicable laws and regulations. On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we have put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report, including management comments, and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we were not complying with our obligations, it could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

Three appeals were resolved to the satisfaction of the Company during the year.

Planning licence fees, if applicable to us, may adversely affect our profitability.

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

Risks Relating to Regulatory and Licensing Matters - Mobile telecommunications services

Meteor’s mobile voice call termination, (“MVCT”), rates may be subject to regulatory intervention in the future.

In a decision published on 8 June 2004, ComReg found that the market for voice call termination services on mobile phone networks in Ireland was not competitive and deemed Vodafone, O2, Meteor and 3 Ireland to have significant market power for MVCT on their own networks.

On 6 July 2005, prior to adopting its final decision, ComReg issued a draft decision on the proposed obligations for these SMP operators. ComReg concluded that MVCT rates in Ireland need to be cost-oriented and, over time, must be reduced to efficient operator levels. The draft decision provides that as at 1 September 2005, MVCT rates must be capped at current levels. From 1 September 2005, and prior to the establishment of a definitive level of cost-orientated charges for each of the SMP operators, ComReg may issue directions for the purpose of establishing a graduated step approach towards cost orientation of a price cap for MVCT rates. In doing so, ComReg may employ international benchmarking.

As a result of these regulatory obligations, we believe that there will be a gradual decline in MVCT rates over the next four years. Meteor, in common with the other mobile operators, has entered into a voluntary agreement with ComReg capping the decreases in Meteor’s MVCT rates to CPI minus 7.5%, where CPI is 3%, annually for 2006 and 2007. Reductions agreed by Vodafone and O2 are greater, and Meteor will therefore maintain MVCT rates that are higher than Vodafone and O2’s until 31 December 2007. While another voluntary agreement is a possibility for the 2008 and 2009 period, we cannot assume that this will occur and that ComReg will not exercise their right to introduce a cost orientated efficient operator rate. Given that revenues from MVCT currently constitute a large proportion of Meteor’s revenues and that Meteor’s current MVCT rates are higher than those charged by Vodafone and O2, this could materially affect Meteor’s revenues and business.

Meteor’s international roaming retail tariffs and/or its wholesale international roaming charges may be subject to regulatory intervention in the future.

Meteor faces potential regulatory-mandated reductions in its wholesale international roaming charges and/or its retail international roaming tariffs because of possible regulatory intervention at national and European levels.

As outlined below, Meteor believes that regulatory intervention at the EU or national level will result in a step change reduction in the retail tariffs that it charges its customers who roam abroad and in the wholesale international roaming rates that it charges to other Mobile Network Operators (“MNOs”) whose customers roam on Meteor’s network in Ireland. As Meteor’s international roaming revenues currently comprises 5% of its revenues, the material affect on Meteor’s revenues and business is likely to be modest.

•	Possible ComReg regulatory intervention - Under the new European regulatory framework, ComReg is obliged to define and assess the conditions of competition in the “national wholesale market for international roaming services on public networks”. ComReg commenced this market review on 13 April 2006.

In its initial assessment of the market, ComReg is satisfied that the national wholesale market for international roaming services in Ireland is not characterised by single or joint dominance and consequently does not propose the imposition of any regulatory obligations on Meteor or other MNOs in the market. ComReg intends, though, to continue to monitor developments at both the retail and wholesale level to ensure that market power could not be exercised to the detriment of the internal market.

•	Possible European Commission regulatory intervention - On 8 February 2006, Viviane Reding, The European Commissioner for Information Society and Media, announced a plan to propose a EU regulation on international roaming charges, which would have direct effect in all EU member states. This announcement was followed by a first consultation from 20 February to 22 March 2006 on the form the future regulation could take.

On 3 April 2006, the European Commission opened the second phase of consultation on a “Proposal for a Regulation of the European Parliament and of the Council on mobile roaming services in the Single Market”. Comments were invited by 12 May 2006. The Commission proposed regulatory intervention both at the wholesale and retail level, however the first objective is to regulate retail prices in order to reduce them substantially.

The Commission proposes a ‘home pricing rule’ that would link retail prices for international roaming calls to the customer’s home prices for comparable domestic mobile services and would abolish charges for receiving calls when roaming abroad. National regulators, however, favour an approach based on wholesale regulation with retail regulation used only as a ‘back-stop’. It is not yet clear which of these two approaches will prevail.

The Commission is expected to adopt its proposal for a regulation in July 2006 and to forward this to the European Parliament and the Council for final adoption. The regulation is expected to enter into force by summer 2007.

The mobile communications industry is highly regulated. Regulation may limit Meteor’s flexibility to manage its business and subject it to regulatory risks.

ComReg regulates the licensing, construction, operation and ownership of communications systems, and the granting and renewal of applicable licences and radio frequency allocations. Decisions by ComReg regarding the granting, amendment or renewal of licences to Meteor or to third parties could adversely affect Meteor’s future operations in Ireland. Meteor’s GSM licence was initially granted on 19 June 2000. The licence has a duration of one year and was last renewed on 22 July 2005. The licencee may apply to ComReg annually for renewal of the licence and ComReg has a discretion to renew the licence. According to the Wireless Telegraphy GSM Regulations 2003, such a licence may be renewed annually up to a maximum of 15 years from the initial grant of the licence (after which the licence expires). While there is a fixed duration on the GSM licences as set out in Regulation 4(2) and 4(5) of the GSM Mobile Telephony Licence (Amendment) Regulations, 2003, to the best of our knowledge and to the best of ComReg’s knowledge there is no history of ComReg not renewing the GSM Licence of a Licencee under the GSM Licence Renewal process, when the Licencee is in compliance with its licence conditions. If ComReg chooses not to renew Meteor’s licence, or decides not to issue a new licence after Meteor’s existing licence expires, this would adversely affect Meteor’s future operations in Ireland. In addition, we cannot provide any assurances that ComReg will not issue telecommunications licences to new operators whose services will compete with Meteor.

Irish and other European competition authorities and regulators also have the authority to intervene to prevent anti-competitive pricing behaviour, such as excessive pricing. For example, in 2000, the European Commission Competition Directorate-General began the second phase of an enquiry into roaming charges for mobile calls made abroad for selected European mobile network operators. The Commission has not made any public statement on this enquiry since 2001, but it has also not concluded the enquiry. It is possible that the Commission will find that the level of international roaming charges is uncompetitively high and then require a reduction in these charges. If Irish or European competition authorities or regulators were to conduct similar investigations with Irish mobile network operators and impose reductions, this would decrease the turnover we will be able to generate from our customers using their phones outside Ireland and decrease our profitability.

Further, because a high percentage of our customer base subscribes on a pre-paid basis (unlike our competitors, who have a higher percentage of post-paid customers), inbound revenue constitutes a disproportionately high percentage of our turnover as our pre-paid customers generally receive more calls than they make, while our post-pay customers generally make more calls than they receive. Therefore, changes in inbound call termination charges may have a greater impact on us than on our competitors.

Meteor is required to retain data for security purposes and to assist government departments in jamming signals. Data protection implications may arise from such data retention obligations. Further details on the regulatory framework in Ireland can be found in Item 4E “Information on the Company - Regulation” of this document.

Meteor may also be required to assist Government departments in certain circumstances including, for example, national emergencies. This may result in business interruption.

Meteor, in common with other mobile operators, has agreed with the Department of Communications, Marine and Natural Resources to a self regulation package of measures, including a Code of Practice, in relation to access to adult content and age verification. Meteor and the other operators are undertaking technical projects to comply with the Code. A failure to comply by Meteor, or by any one of the other mobile operators, or a failure of the Code to deal with this issue to the Government’s satisfaction, may lead to legislative or regulatory intervention, including mandatory registration of all pre-pay handsets, which may have an adverse effect on Meteor’s business.

Alleged health risks associated with mobile communications could lead to decreased usage of Meteor’s services and products, increased difficulty in obtaining transmitter sites or potential liability.

Public concern about the perceived health risks of mobile communications could have a detrimental impact on Meteor’s business by casting its services or products in a negative light, making it difficult to retain or attract subscribers or to obtain transmitter sites, or reducing usage per subscriber of all or certain of its services. Although a UK Government commissioned report, published in January 2004 by the Advisory Group of Non Ionising Radiation of the National Radiological Protection Board, concluded that the current evidence does not establish adverse health effects from mobile phone emissions that are below guideline levels, it did state that the published research to date has limitations and particularly that there has been little research into exposure during childhood. It also noted that since mobile phones have only been in widespread use for a relatively short time, continued research is needed. We cannot provide assurances that further medical research and studies will not establish a link between the radio frequency emissions of mobile handsets and/or base stations and these health concerns. As a result of these health concerns, government authorities could increase regulation of mobile handsets and base stations and neighbourhood action groups may limit or delay Meteor’s ability to install mobile phone masts at key sites. If these health risks were to materialise, actual costs or damages could be significantly in excess of any limited insurance protection that Meteor may have and Meteor may have difficulty obtaining appropriate insurance protection for such risks. Mobile network operators could be held liable for the costs or damages associated with these concerns. This could have a material adverse effect on Meteor’s business, financial condition and results of operations.

Meteor may become regulated as a provider of e-money.

If services provided by Meteor in the future are classified as “e-money” under the European Community (Electronic Money) Regulations 2002, which gives effect to the e-money Directive 2000/46/EC (the E-Money Directive), Meteor will be required to become regulated as an “electronic money institution” in order to issue e-money. This would impose specific regulations on Meteor’s management and capital requirements, including restrictions on the allowable uses of pre-payments. While there is uncertainty as to the application of this regulation, should it apply to Meteor, Meteor’s financial performance could be adversely affected. If Meteor is unable to comply with these requirements, it could be subject to criminal sanctions and monetary penalties under this regulation, including for any non-compliant historic activities.

Competition Authority approval of eircom’s acquisition of Meteor was conditional on preparing separated accounts for the mobile business of the group.

In its November 2005 approval of eircom’s acquisition of Meteor, the Competition Authority imposed no conditions except for the undertaking offered by eircom to reflect the new mobile business in the preparation of separated regulatory accounts as required on an ongoing basis by ComReg.

ITEM 4

INFORMATION ON THE COMPANY

eircom Group plc

Valentia Holdings Limited was incorporated in England and Wales on 9 July 2003 under the Companies Act 1985 as a private company limited by shares with registered number 4827199. Valentia Holdings Limited changed its name to eircom Group Limited on 26 February 2004. It was re-registered as a public limited company under Section 43 of the Companies Act 1985 on 8 March 2004.

The registered number of eircom Group plc is 4827199. Its registered office is at 1 Park Row, Leeds LS1 5AB; telephone number +44 113 244 5000; fax number +44 113 244 8000. The head office of eircom Group plc is at 114 St. Stephen’s Green West, Dublin 2.

Valentia Telecommunications

Valentia Telecommunications was incorporated in Ireland as a private company with limited liability on 14 December 1998 under the Companies Acts, 1963 to 1990. On 28 July 2003, it was re-registered as Valentia Telecommunications, a public unlimited company with a share capital. It is Irish domiciled and is governed by the Companies Acts, 1963 to 2005.

The registered number of Valentia Telecommunications is 298420. Its registered office is at 114 St. Stephen’s Green West, Dublin 2; telephone number +353 1 671 4444; fax number +353 1 671 6916.

eircom Limited

eircom Limited was incorporated in Ireland as Bord Telecom Eireann on 15 December 1983. It was incorporated as a limited company by the Irish government under the Companies Acts, 1963 to 1983 by virtue of the Postal and Telecommunications Services Act, 1983.

On 20 December 1996, it was re-registered as a public limited company. On 6 September 1999, Bord Telecom Eireann public limited company was re-named eircom public limited company. On 26 February 2002, the company was re-registered as a private company with limited liability named eircom Limited. It is an Irish domiciled company and is governed by the Companies Acts, 1963 to 2005.

The registered number of eircom Limited is 98789. Its registered office is at 114 St. Stephen’s Green West, Dublin 2; telephone number +353 1 671 4444; fax number +353 1 671 6916.

eircom Funding

eircom Funding was incorporated in Ireland on 15 July 2002 as a public limited company under the Companies Acts, 1963 to 2001. On 28 July 2003, it was re-registered as eircom Funding, a public unlimited company with a share capital. It is Irish domiciled and is governed by the Companies Acts, 1963 to 2005.

The registered number of eircom Funding is 359251. Its registered office is at 114 St. Stephen’s Green West, Dublin 2; telephone number +353 1 671 4444; fax number +353 1 671 6916.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Irish telecommunications market was opened to significant competition in December 1998, and eircom was listed on the Irish, London and New York stock exchanges in connection with its original initial public offering in July 1999. In May 2001, eircom completed the demerger of its mobile communications business Eircell, which was acquired by Vodafone Group, with eircom’s then shareholders receiving shares in

Vodafone Group. In November 2001, the offer by Valentia Telecommunications to acquire all of the shares in eircom became unconditional. eircom was delisted from the Irish, London and New York stock exchanges in December 2001 and re-registered as a private company in February 2002.

Shortly before the acquisition of the entire share capital of eircom by Valentia Telecommunications, we had begun a transformation and restructuring programme to consolidate our operations around our core fixed-line business. As part of this restructuring, we exited several businesses. We also exited from our remaining 63% stake in Golden Pages, a directory services business, and our loss-making multimedia activities, including internet software and on-line content development. We also reduced our presence in the United Kingdom. See Item 4B “Information on the Company - Business Overview - Disposals and Discontinued Operations” below.

Reorganisation and refinancing

Beginning in July 2003, we engaged in a series of transactions whereby we reorganised our corporate structure, issued new debt instruments, refinanced and discharged existing debt and funded a dividend and redemption of certain preference shares.

In July 2003, eircom Group became the holding company for the Group through its acquisition of the entire issued share capital of Valentia Telecommunications and its subsidiaries in exchange for newly issued shares of eircom Group. As an English company, eircom Group had greater flexibility under the laws of England and Wales to make distributions following the reorganisation and refinancing than would have been the case for Valentia Telecommunications, an Irish company, due in part to the availability of merger relief under English law.

On 6 August 2003, we refinanced substantially all of our existing indebtedness. In connection with the refinancing, Valentia Telecommunications issued €550 million aggregate principal amount of 7.25% Senior Notes due 2013 and eircom Funding issued €285 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 and $250 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013. In addition, Valentia Telecommunications entered into the new Senior Credit Facility, being a €1.4 billion credit facility, of which €1.25 billion was drawn down.

Valentia Telecommunications used a portion of the proceeds from the issuing of the notes offering and the funds drawn down under the new Senior Credit Facility in order to discharge its indebtedness under its prior credit facility and to pay transaction costs. In addition, Valentia Telecommunications used available cash, including cash held within the Group to fund a dividend of €512 million to eircom Group, utilising the reserves released on a cancellation of its share premium and the issue and cancellation of ordinary shares. eircom Group used this dividend to declare and pay dividends to its shareholders of €446 million and to redeem certain preference shares for €66 million.

Initial Public Offering

On 26 February 2004, Valentia Holdings Limited changed its name to eircom Group Limited, and re-registered as a public limited company (eircom Group plc) on 8 March 2004. On 19 March 2004, eircom Group plc in an Initial Public Offering (“IPO”) issued new Ordinary Shares and the Employee Share Ownership Trust (“ESOT”) subscribed for new Ordinary Shares pursuant to a rights issue. Simultaneously, certain of our shareholders offered their ordinary shares (equating to more than 50% of the ordinary shares in eircom Group plc) to institutional and other sophisticated investors outside the United States and to qualified institutional buyers in the United States pursuant to the exemption from the registration requirements of the Securities Act (the “Securities Act”). eircom Group plc’s shares were admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and to trading on the London Stock Exchange on 24 March 2004. We also amended the terms of our Senior Notes and Senior Subordinated Notes primarily to provide greater flexibility to pay dividends to our shareholders and on 18 March 2004 we entered into the current Senior Credit Facility (of which €1.25 billion was drawn down) to refinance certain existing indebtedness and to pay certain fees, costs and expenses associated with the IPO. See Item 10C - ”Additional Information - Material contracts”.

Rights Issue

At an Extraordinary General Meeting on 15 September 2005, the ordinary resolutions proposed to approve the acquisition of Meteor Ireland Holdings, LLC, (formerly Western Wireless International Ireland LLC), the holding company of Meteor Mobile Communications Limited, and to grant the Directors the necessary authority to allot ordinary shares in connection with the Rights Issue by eircom to finance the Acquisition were duly passed with more than 99% of the votes cast voting in favour of each of the resolutions.

The Rights Issue was offered to all shareholders on eircom’s register of members at the close of business on 13 September 2005 (other than, subject to certain exceptions, those shareholders with registered addresses in the United States) at €1.35 per share on the basis of 5 New Shares for every 12 existing eircom ordinary shares. Under the terms of the Rights Issue, an aggregate of approximately 313 million New Shares were offered to raise approximately €423 million before the deduction of commissions and expenses. The Rights Issue was fully underwritten by Morgan Stanley and Goodbody Stockbrokers.

The rights issue was completed on 7 October with 313,349,862 ordinary shares being issued at a share price of €1.35 per share.

Acquisition of Meteor

On 23 November 2005, the Group acquired 100% of the share capital of Meteor Ireland Holdings, LLC, (formerly Western Wireless International Ireland LLC), a company incorporated in Delaware, the holding company of Meteor Mobile Communications Limited, (“Meteor”), a mobile telecommunications company operating in Ireland. The cash consideration payable by eircom was €420 million, including repayment of certain intercompany debt of Meteor.

Cash offer by BCM Ireland Holdings Limited (“BCMIH”)

On 23 May 2006, the Independent Directors(1) of eircom and the board of directors of BCM Ireland Holdings Limited, (“BCMIH”), announced that they had reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued ordinary share capital of eircom not already owned by BCMIH. The Offer is to be effected by means of a Scheme of Arrangement under Section 425 of the UK Companies Act. BCMIH is a company that has been formed for the purposes of Babcock & Brown Capital Limited (“BCM”) and the ESOT jointly making the Offer for the Group. The Scheme of Arrangement was posted to Scheme Ordinary Shareholders on Tuesday 13 June 2006.

Under the terms of the Cash Offer, eircom Ordinary Shareholders (other than BCMIH) will be entitled to receive €2.20 in cash for each eircom Ordinary Share held.

In addition, eircom Ordinary Shareholders will receive a second interim dividend of €0.052 per eircom Ordinary Share for the financial year ended 31 March 2006, which is expected to be paid on 26 June 2006 to the registered holders of eircom Ordinary Shares as at 26 May 2006. The payment of the second interim dividend is not conditional on the scheme becoming effective.

Accordingly, under the terms of the Cash Offer and including the second interim dividend, eircom Ordinary Shareholders will receive a total of €2.252 in cash per share.

The Cash Offer (including the second interim dividend of €0.052 per eircom Ordinary Share) values the entire issued ordinary share capital of eircom at approximately €2,417 million.

A Preference Share Alternative will also be made available to all Scheme Ordinary Shareholders (other than Restricted Overseas Persons).

The Independent Directors, who have been so advised by Morgan Stanley & Co. Limited and Goodbody Corporate Finance, consider the terms of the Cash Offer to be fair and reasonable. In providing advice to the Independent Directors, Morgan Stanley & Co. Limited and Goodbody Corporate Finance have taken into account the commercial assessments of the Independent Directors.

The Independent Directors have indicated to BCMIH that they intend unanimously to recommend that eircom Ordinary Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting, (“EGM”), as the Independent Directors have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 4,874,818 eircom Ordinary Shares, representing (as at the date of posting of the Scheme Document on 13 June 2006) approximately 0.4 per cent. of the existing issued ordinary share capital of eircom.

BCMIH is a newly-incorporated company specifically formed for the purpose of implementing the Offer and is funded by BCM and certain of its affiliates (together the “BCM Group”) and the eircom Employee Share Ownership Trust (“ESOT”). BCM and the ESOT have come together with a proposal to make a joint offer. Immediately following completion of the Offer, the BCM Group and the ESOT will indirectly hold 65 per cent. and 35 per cent. of the issued ordinary share capital of BCMIH, respectively.

The Offer is subject to certain conditions including approval of the ESOT’s participation in BCMIH and the Offer by the passing of a resolution of the ESOT Beneficiaries. The ESOT Trustee, which has been so advised by NM Rothschild and Merrion Stockbrokers, has confirmed to BCMIH that it intends to recommend that the ESOT Beneficiaries vote in favour of the resolution to approve the ESOT’s participation in BCMIH and the Offer.

In addition, the Offer will be conditional, inter alia, upon the receipt of certain regulatory clearances and (for the benefit of the ESOT) Irish taxation clearances remaining in full force and effect.

BCMIH, the BCM Group and the ESOT, in aggregate own approximately 50.2 per cent. of the eircom Ordinary Shares in issue.

The Offer will be financed by equity financing from the BCM Group and the ESOT and debt financing underwritten by Barclays Capital, Credit Suisse, Deutsche Bank, Dresdner Kleinwort Wasserstein and JPMorgan.

Application will be made for the Ordinary Shares to be suspended from the Official Lists of the UK Listing Authority and the Irish Stock Exchange with effect from 4.30 p.m. on 17 August 2006. Application will also be made for the Ordinary Shares to cease to be admitted to trading on the London Stock Exchange’s and Irish Stock Exchange’s markets for listed securities from the same date. It is expected that the Effective Date of the Scheme will be 18 August 2006. These dates are indicative only and will depend, inter alia, on the date upon which the Court sanctions the Scheme and the Reduction of Capital. If the expected dates change, eircom will give notice of such a change in an announcement through a Regulatory Information Service.

The Court Meeting and Extraordinary General Meeting have been convened for 10:45 a.m. and 11:00 a.m (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively on 26 July 2006. Both meetings will be held at Portmarnock Hotel & Golf Links, Portmarnock, Co. Dublin, Ireland. A full description of the expected timetable of principal events, the terms and conditions of the Scheme and the action to be taken by Scheme Ordinary Shareholders are set out in the Scheme Document. As described in the Scheme Document, the Scheme will require the approval of Scheme Ordinary Shareholders at the Court Meeting, the passing of a resolution by Scheme Ordinary Shareholders at the EGM and the sanction of the Scheme by the Court.

(1)	The representatives of the ESOT on the eircom Board have absented themselves from eircom Board discussions in relation to the Offer. Peter Lynch has absented himself from the deliberations of the Board of the ESOT Trustee in relation to the Offer

B. BUSINESS OVERVIEW

eircom Group now includes a fixed-line and mobile services division. We are the principal provider of fixed-line telecommunications services in Ireland with approximately 2.2 million fixed-line telephone access channels in service. Our mobile division, Meteor, which was acquired on 23 November 2005, is the third largest mobile operator in Ireland in terms of subscribers. As at 31 March 2006, Meteor had approximately 625,000 mobile subscribers. We had turnover of approximately €1.7 billion in the financial year ended 31 March 2006 and total fixed and current assets of approximately €4.2 billion as of 31 March 2006.

Fixed-line services

Introduction

We are the principal provider of fixed-line telecommunications services in Ireland. According to quarterly data published by ComReg, we had a market share in the quarter ended 31 December 2005 of 78% of the Irish fixed-line market, based on turnover. As the incumbent fixed-line telecommunications provider, we have the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach, and our competitors rely heavily on our infrastructure. We are also the leading internet service provider, (“ISP”), in Ireland with approximately 652,000 customers as of 31 March 2006. As of 31 March 2006, we had approximately 2.2 million fixed-line telephone access channels in service, of which approximately 1.6 million were PSTN lines and approximately 0.4 million were ISDN channels. As of 31 March 2006, approximately 230,000 PSTN lines that were enabled for simultaneous support of PSTN and ADSL bitstream, permitting simultaneous, high-speed transmission of voice and data over our network, had been taken up by retail and wholesale customers.

We offer residential and business customers a wide range of retail services and products, including:

•	fixed-line voice services, including PSTN and ISDN access; local, national and international voice services; advanced voice services; Voice over IP (“VoIP”) services; customer premises equipment sales; public payphones; sale and monitoring of domestic alarm systems and directory enquiries; and

•	fixed-line data services, including domestic and international data transmission services, such as ADSL; leased lines and advanced data packet based services, including asynchronous transfer mode, (“ATM”), frame relay and IP services; managed data networking services; hosting and internet access and related information technology services.

We also offer OAOs wholesale services and products, including:

•	interconnect services; leased lines; partial private circuits; access to our local connection network via unbundled local loops; and ADSL bitstream access, which supports broadband access;

•	carrier pre-selection, which permits customers to select another authorised operator as the default carrier for some or all calls, and enhancements to carrier pre-selection, including carrier pre-selection single billing through WLR, carrier pre-selection agency re-billing and carrier pre-selection single billing through WLR ancillary services, which enable OAOs to provide a fuller range of services;

•	Geographic and non-geographic number portability allows customers to keep their telephone numbers regardless of the authorised operator they choose; and

•	FRIACO, allowing OAOs to offer bundled or unmetered internet access.

Mobile services (Meteor)

Meteor is the third largest mobile operator in Ireland in terms of subscribers. As at 31 March 2006, Meteor had approximately 625,000 mobile subscribers, a subscriber base which has increased by 66% in the previous 12 months to 31 March 2006. Meteor had a share of approximately 15% of the Irish mobile market (based on number of subscribers) as at 31 March 2006. This compares with approximately 10% as at 31 March 2005.

Meteor was incorporated on 26 March 1998 under the laws of Ireland. In June 1998, Meteor tendered in a competitive process to become Ireland’s third mobile phone operator. Meteor was awarded its GSM licence in June 2000, following an unsuccessful legal challenge to the tender process by an unsuccessful applicant, and it launched GSM services in February 2001. General Packet Radio Service (“GPRS”) services were commercially launched in October 2003. Meteor was acquired by eircom in November 2005.

Capital Expenditure

During the financial year ended 31 March 2006, we had cash outflows relating to capital expenditure on property, plant and equipment, (“PPE”), and intangible assets of €250 million. This capital expenditure was used primarily to grow and renew our existing network in order to improve our service and meet customer demand, and new capex requirements following the acquisition of Meteor. During the financial year ended 31 March 2005, we had cash outflows relating to capital expenditure on PPE and intangible assets of €194 million. This capital expenditure was used primarily to grow and renew our existing network in order to improve our service and meet customer demand. Over the next few years, we expect to continue to pursue a focused and disciplined capital expenditure programme, and to maintain levels of capital expenditure on our fixed-line operations broadly in line with current levels. There will also be capital expenditure requirements for our mobile services division, Meteor, in order to drive growth. As technology develops, we will review the opportunities to invest in new technology to improve services and reduce costs. We intend carrying out a comprehensive, technical and commercial review of our network and consider the investment requirements of a next generation network. However, regulatory requirements or technical innovations implemented by our competitors may require us to increase our capital expenditure. In addition, with the funds realised from the sale of property, additional capital expenditure is committed to property improvements over the next few years.

We expect to fund our current capital expenditure requirements from internally generated funds and through existing financing arrangements (including the Senior Credit Facility).

Our Strengths

We believe we have a number of strengths, including the following:

We are the leading provider of fixed-line telecommunications services in Ireland with strong brand recognition eircom is the recognised name for fixed-line telecommunications services in Ireland. Despite the opening of the Irish fixed-line telecommunications market to full competition in 1998, which led to an initial decline in both our market share and turnover, we have largely been able to defend our market share. According to quarterly data published by ComReg, we had a market share of 78%, based on turnover for the quarter ended 31 December 2005.

We have the most extensive network infrastructure in Ireland, and are the principal provider of wholesale services to OAOs

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

We are a leading integrated communications provider of voice, data and internet services with the network to offer broadband and other value added services

Our network enables us to provide customers with a wide range of integrated communications services, including voice and narrowband and broadband data traffic services. We are the principal provider of data services in Ireland and continue to strengthen our data services capabilities. Data traffic services are an important source of turnover and we believe that they will become increasingly important in future years.

For the financial years ended 31 March 2006 and 31 March 2005 we carried approximately 4.4 billion and 5.0 billion dial up data minutes, respectively, for our retail customers. We are the leading ISP in Ireland, through eircom.net and Indigo, with approximately 652,000 customers as of 31 March 2006.

We offer a portfolio of advanced data services, including Business IP+, ATM, and frame relay, which allow multi-site customers to share data services among different sites.

During 2005 we announced the introduction of a “time-based” broadband product which was subsequently launched on 7 July 2005. The product is aimed at lighter internet users who have yet to experience broadband. On 24 January 2006, we introduced higher speeds for existing broadband products of up to 5Mbps, a new consumer product called Home Professional and price reductions of up to 25% for entry level broadband products.

The total number of ADSL and Bitstream lines as at 31 March 2006 was 230,000.

In addition, in order to stimulate traffic and protect our turnover, we are continuing to introduce and promote new retail services and products including new calls and access bundles, digital enhanced cordless technology, (“DECT”), phones, short messaging services, (“SMS”), call management services, business IP services, Voice over IP services, WiFi and tiered flat rate internet access. We are also continuing to introduce and promote new wholesale services and products, including ADSL bitstream access to support broadband services.

Our business generates strong cash flows

Our business is strongly cash generative, with group EBITDA from continuing operations of €567 million in the financial year ended 31 March 2006, €529 million in the financial year ended 31 March 2005. We have maintained our cash flows against competitive and regulatory pressures by increasing operational efficiencies and reducing costs through a restructuring programme. Going forward, we plan to maintain our current cash flow levels by continuing to exercise strict cost controls and reducing headcount. In addition, while historically we have invested heavily in our core network, we have reduced capital expenditure in recent years, primarily as a result of better efficiency in our network expenditure. Over the next few years, we anticipate that capital expenditure on existing fixed-line operations will be broadly in line with current levels. However there will be a requirement for additional capex in order to drive growth in the mobile market and to develop proposed next generation network.

We have a strong management team

Our strong management team has extensive experience operating in the telecommunications industry as well as other industries, including technology and media, financial services and airlines. See Item 6A - “Directors and Senior Management” for more information about the experience of our management team. The management team has demonstrated its skill in such areas as reducing costs and increasing efficiencies across our business, defending market position, rolling out new commercial offerings such as ADSL and working effectively with ComReg. Our management team also has sophisticated commercial and financial expertise gained through completing a number of complex transactions, including our exits from our mobile communications business, Eircell, in 2001 and our directory services business, Golden Pages, the acquisition of the entire share capital of eircom by Valentia Telecommunications, our reorganisation and refinancing and the admission in March 2004 of eircom Group plc’s ordinary shares to the official list of the Irish Stock Exchange and of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange, completion of a Rights Issue and the acquisition of Meteor in 2005, described in “History and Development of the Company” above.

Group Strategy

Our goal is the creation of shareholder value by maintaining our market leadership in the fixed-line market and capturing value in the mobile market, while positioning eircom to best capture any new opportunities that may be available as these markets converge. We will work to provide our customers with a full range of telecommunications services in both the fixed and the mobile markets. The key elements of our strategy are:

Maintain leadership in the fixed-line market

We aim to maintain our leadership in the fixed-line market by:

•	maintaining strong brand recognition to retain customer loyalty. We will continue to build and develop our brand and our propositions to both retain existing customers and to win back customers we lose to competitors;

•	highlighting the affordability, capacity, quality and reliability of fixed-line services and the benefits they bring to the home and to businesses;

•	growing the Irish broadband sector and maintaining our leadership position in this sector; and

•	investing in the network. Our fixed-line network investment programme is focussed on improving service levels, delivering efficiencies, providing broadband and securing the platform for future growth opportunities in the data area. We continually evaluate the technical and commercial merits of our network to inform our investment decisions in order to meet future requirements.

Capture value in the mobile market

We will work to create maximum value from the acquisition of Meteor by consolidating their existing business and focusing on growing it into the future. We will do this by:

•	consolidating the existing customer base through appropriate retention programs and improved promotion campaigns;

•	developing Meteor’s value proposition to appeal to higher spend customers with lower propensity to churn, especially into the post-paid and business segments;

•	using eircom’s skills and expertise where appropriate to develop Meteor’s mobile opportunities; and

•	investing in the network. We will invest in the Meteor network to ensure the coverage, product range and quality of services that Meteor’s existing and new mobile customers expect.

Position eircom for convergence opportunities

We will continue to evaluate new technologies such as converged fixed-mobile handsets and home gateways, and explore how these can be used to meet our customers’ needs. By growing our mobile activity we will ensure that eircom is best positioned as these technologies evolve so that we can both defend and grow our business into the future.

PRODUCTS AND SERVICES

Fixed-line services

We provide products and services on a retail basis to residential and business customers in Ireland and on a wholesale basis to OAOs. For a breakdown of total revenues by category of activity for each of the last two financial years, see Item 5A “Operating and Financial Review and Prospects”.

The principal fixed-line retail and wholesale products and services that we offer are:

Retail	Wholesale

•      PSTN and ISDN access (rental and connections)

•      PSTN and ISDN traffic (voice and data), including:

•      Basic voice traffic

•      Advanced voice services such as:

•      Freefone, cost-shared premium rate services

•      Virtual private networks

•      eircom Teleconference

•      eircom Chargecard

•      Fixed-line SMS

•      Internet services, including retail tiered flat-rate internet access

•      ADSL

•      Data communications, including:

•      National and international leased lines

•      IP services

•      Switched data services, such as:

•      Frame relay

•      ATM

•      Packet switching

•      ISP and managed data networking services

•      Hosting

•      Wi-Fi services

•      Value-Added Services:

•      eircom Phone Services

•      VoIP Services

•      Customer-focused content packages

•      Consumer devices

•      Other services, including:

•      Customer premises equipment

•      Public payphone services

•      Operator services

•      Supply and monitoring of alarm systems

•      Wholesale access channels

•      ADSL bitstream

•      Interconnection services

•      Domestic interconnection services

•      International interconnection services

•      Wholesale leased lines and partial private circuits

•      Unbundled local loops

•      Flat rate internet access call origination (“FRIACO”)

•      Geographic and non-geographic number portability

•      Carrier pre-selection and carrier pre-selection enhancements, including:

•      Carrier pre-selection single billing through WLR

•      Carrier pre-selection agency re-billing

•      Carrier pre-selection single billing through WLR ancillary services

•      Fixed-line SMS

•      Other services, including:

•      Narrowband access

•      Mast access

•      Signalling connect control point

Retail products and services

PSTN and ISDN access (rental and connections)

We provide the majority of our residential and business customers in Ireland with access services through copper wires that connect the customer’s premises to the nearest exchange in our network. A small number of our business customers are provided access services through fibre optic cables. Our turnover from access services is derived from monthly line rental fees and connection charges.

We provide access through PSTN, ISDN and ADSL lines (see “ADSL” in this item). Each PSTN telephone line provides a single access channel and is connected to our fixed-line network through our local digital exchanges. Each ISDN line provides up to 30 channels over a single physical connection. We offer two levels of ISDN service: basic rate access, which is provided over our copper access loop, consists of two access channels and is mainly used by residential customers and small businesses; and primary full or fractional rate access, which is provided over a fibre or radio connection, consists of between 16 and 30 access channels and is primarily used by larger businesses. As of 31 March 2006, we had approximately 1.4 million active PSTN lines, approximately 0.3 million ISDN channels and approximately 175,000 ADSL lines used by our retail customers.

The following table shows selected information relating to our PSTN and ISDN channels as of the dates indicated:

	As at 31 March 2005 (‘000)	As at 31 March 2006 (‘000)
Retail access channels (in thousands)
PSTN access lines (1)	1,491	1,401
ISDN access channels (2)	361	342

Total retail access channels	1,852	1,743

(1)	Based on number of PSTN access lines in service, excluding payphones.
(2)	Includes basic rate, primary and fractional rate ISDN lines. A basic rate ISDN line provides two access channels and a primary rate ISDN line provides 30 access channels. The fractional primary rate ISDN lines that eircom offers provide between 16 and 29 access channels. For reporting purposes, we count one fractional rate access as 16 channels.

While the number of PSTN/ISDN channels provided through its retail business reduced from 1.852 million to 1.743 million in the year ending 31 March 2006, the overall number of PSTN/IDSN channels provided by eircom increased from 1.982 million to 1.992 million when account is taken of the take-up of approximately 233,000 currently active WLR lines. We believe that demand for ISDN access will slow in the future as data growth is increasingly served by other new data services; for example, as we encourage data users to migrate to ADSL. We will continue to promote ISDN access as an upgrade to PSTN, as a two-line voice/data service. We expect that PSTN access volumes in the future will be flat or decline slightly, due to migration to ISDN and as a result of voice traffic being carried on mobile lines.

PSTN and ISDN traffic (voice and data)

We offer local, national, fixed-to-mobile, international, advanced voice services and dial up data services to residential and business customers throughout Ireland at tariffs that vary depending on a number of factors, including the duration of the call, the distance between the points of origin and destination, the time of day and the day of the week the call is made and any discount package selected by the customer. Traffic market shares and volumes published in ComReg’s quarterly market reports do not provide us with sufficient information to calculate eircom’s share of the overall switched minutes traffic market. We continue to operate a model to estimate our market share of fixed voice and data traffic minutes, including inputs for (i) our retail volumes, (ii) minutes provided by OAOs through CPS, Carrier Access (“CA”) and Carrier Select

(“CS”) and (iii) minutes provided by OAOs through direct connection. We estimate based on our internal traffic analysis system, that our share of the retail fixed-line traffic market (voice and data) was approximately 71% for the full month of March 2005 and had declined to approximately 69% for the full month of March 2006.

In its most recent quarterly report, ComReg includes an appendix containing voice minute volumes for eircom and collectively for all OAOs. From these volumes, eircom’s average market share of voice minutes for the quarter ended December 2005 can be calculated at 62%. This is reasonably consistent with our market model for traffic in which we estimate our average market shares for that period as 61% for voice, 89% for dial-up data and 70% for combined voice and data traffic.

The following table shows selected information relating to our fixed-line voice traffic for the periods indicated:

	Financial Year Ended 31 March 2005 (‘m)	Financial Year Ended 31 March 2006 (‘m)
Basic voice traffic minutes (in millions)
Domestic
Local (1)	3,203	2,942
National (2)	1,019	961
Fixed-to-mobile (3)	1,174	1,118
International (4)	478	439

Total basic voice traffic	5,874	5,460

Advanced voice traffic minutes	677	677

Total voice traffic (5)	6,551	6,137

(1)	Includes calls originating on our network and terminating within the same telecommunications area, as well as calls to Northern Ireland from neighbouring Irish telephone zones.
(2)	Includes traffic to other networks and calls to Northern Ireland that do not originate from neighbouring telephone zones in Ireland.
(3)	Includes all calls originating on our network to a domestic mobile network. Due to roaming arrangements, these calls may ultimately terminate on a mobile network anywhere in the world.
(4)	Includes outgoing calls to all countries outside of Ireland and Northern Ireland, including calls to international mobile networks and calls placed by customers of other service operators which are routed through our international network.
(5)	Included in total voice traffic minutes are minutes purchased by OAOs at retail rates which represent less than 1% of total voice minutes.

Basic voice traffic

We provide comprehensive national calling services to residential and business customers throughout Ireland, as well as a full range of outgoing international fixed-line calling services.

Since the market was fully opened to competition in December 1998, we have faced a marked increase in competition in the consumer and corporate traffic market. We have introduced a number of measures, including discount programmes and direct marketing, designed to defend our traffic market share. We expect that our fixed-line traffic levels will continue to decline as competitors increase their market share and fixed-to-mobile substitution increases.

Although we expect continuing price pressure, we seek to stimulate traffic demand through the continued development of our discount schemes including schemes that offer unlimited usage and by offering call management services, including voicemail, call forwarding, three-way calling and teleconferencing. We have introduced a charge for call management services, which took effect in July 2000, and have increased these rates in April 2002, in March 2003 and in February 2004. We have approximately 530,000 customers now using our call answering service. Our call completion rate was approximately 75% for the year ended 31 March 2006 compared to 74% for the year ended 31 March 2005, 73% for the year ended 31 March 2004 and 71% for the year ended 31 March 2003.

Advanced voice services

We offer a wide range of advanced voice services, including Freefone, cost-shared and premium rate numbers, virtual private networks, eircom chargecard and fixed-line SMS.

Freefone, cost-shared and premium rate services

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

We experience particularly strong competition in the market for Freefone, cost-shared and premium rate services, and have seen significant displacement of fixed-line premium rate services to SMS premium services over mobile, and a movement to lower value codes in fixed-line premium rate services.

Virtual private networks

Virtual private networks are designed to provide high usage, multi site customers with a feature rich, cost effective method of linking all their locations together over public networks (PSTN and ISDN). A virtual private network can include both national and international locations. Although primarily a voice solution, virtual private networks also support ISDN applications, such as data transfer and video conferencing. For further information on the dedicated data services offered, please see the data communications section below. Virtual private networks provide our corporate customers with many of the features of private exchanges, including desk-to-desk dialling and call forwarding. Virtual private networks are attractive to customers because they are carried on the public telephone network and do not require dedicated networks. Consequently, they can be a cost-effective alternative to private exchanges operating over leased lines.

We charge for our virtual private network services on the basis of site, line and traffic charges, in addition to an initial network configuration charge. Traffic charges for virtual private network services are among the lowest of the telephone rates we offer.

eircom Teleconference

eircom Teleconference allows our customers to bring large or small groups of people together on one telephone call. The service is accessed by dialling a dedicated eircom Teleconference access number and entering personal PIN codes to activate the call. The benefits of eircom Teleconference include cost savings realised through reduced travel expenses and more effective use of time, in addition to reducing the stress and frustration caused by constant business travel. eircom Teleconference calls can be booked in advance or accessed on demand, and may be hosted by an operator on request.

eircom Chargecard

eircom Chargecard allows a customer to make calls from many locations around the world and have the cost of the calls billed to a telephone account or credit card in Ireland. The service is accessed by dialling the appropriate eircom direct code and keying in a security number. eircom Chargecard can be used in more than 40 countries, including the United Kingdom and the United States.

Fixed-line SMS

In addition to these voice services, we also offer our fixed-line short messaging service. SMS enables us to provide a text-messaging facility between fixed and mobile networks. Fixed-line SMS is growing, but slowly from a small base.

Internet services

We are the leading ISP, in the Irish market for narrowband, or dial-up, internet access, through our ISPs, eircom.net and Indigo. Our retail customers access our ISPs or those of other providers through:

•	PSTN access through “1891” prefix numbers for which customers use their PSTN lines to access the internet and pay reduced local call per minute rates, plus a monthly subscription fee;

•	PSTN Freeserve access, through geographic or “1892” prefix numbers for which customers use their PSTN lines to access the internet and pay per minute rates broadly equivalent to local call rates and no subscription charge; and

•	ISDN “1891” and “1892” access, for which customers use a higher speed ISDN access channel to access the internet.

Our customers are also able to use ISDN access channels to send and receive data directly.

Following the introduction of our wholesale FRIACO service, which allows ISPs to offer flat-rate internet access, we introduced bundled or tiered services under the “1893” access code that include a specified number of hours of usage per month for a fixed monthly payment. We launched our retail tiered flat-rate service on 4 September 2003. At 31 March 2006, we had a base of over 79,300 flat-rate customers. We are developing our product portfolio with a view to migrating customers from dial-up narrowband services to ADSL services directly or through tiered flat-rate services as an intermediate step. While we expect this strategy to increase our revenue from data communications, it has resulted in a reduction in the growth in narrowband internet access minutes and revenues as customers migrate to flat rate and ADSL services. Our ADSL services are described under “ADSL” below.

The following table shows selected information relating to our narrowband data traffic for the periods indicated:

	Financial Year Ended 31 March 2005 (‘m)	Financial Year Ended 31 March 2006 (‘m)
PSTN minutes (in millions)
“1891” internet access	536	445
Freeserve access (including geographic and “1892”)(1)	2,353	2,124
“1893” FRIACO	811	895
ISDN(2)	1,352	923

Total narrowband data traffic minutes	5,052	4,387

(1)	Freeserve access to ISPs has been based on ordinary dial-up access, commonly referred to as geographic access, since it typically involves local call dialling. With the introduction of a new dedicated ISP access coded “1892” in January 2003, ISPs have migrated much of their traffic to these numbers.
(2)	ISDN data minutes includes “1891” and “1892” internet access, as well as direct data transmission, over ISDN access channels.

ADSL

We launched our broadband products in May 2002 and currently have an extensive range of broadband services, targeted at residential and business customers. At present, we provide seven fixed-line ADSL services, four of which are aimed at the residential market with the remaining three targeted at the business market. All of our DSL fixed-line packages are based on Rate-adaptive ADSL technology. ADSL is called asymmetric because a greater bandwidth is provided for the downstream transmission of data from the server to the client, compared to the return direction. Rate-adaptive ADSL is an ADSL technology that automatically determines the maximum rate at which signals can be transmitted on a given customer phone line and adjusts the delivery rate accordingly. The table below summarises our current fixed-line broadband offerings, as of 1 April 2006. This summary table includes the recent upgrading of download speeds as mentioned below:

Product Name(1)	Download speed	Upload speed	Monthly Download allowance	Contention Ratio	Monthly rental(2)
Home Starter	1Mb/s	128Kb/s	10Gb	48:1	€24.79
Home Plus	2Mb/s	256Kb/s	20Gb	48:1	€33.05
Home Professional	3Mb/s	384Kb/s	30Gb	24:1	€45.00
Business Starter	3Mb/s	384Kb/s	40Gb	24:1	€45.00
Business Plus	4Mb/s	384Kb/s	60Gb	24:1	€89.00
Business Enhanced	5Mb/s	512Kb/s	Unlimited	24:1	€169.00
Time	1Mb/s	128Kb/s	20 hours usage	48:1	€16.52

(1)	All the products use rate adaptive ADSL
(2)	Excluding VAT, currently chargeable at 21%.

As of 31 March 2006 we had approximately 175,000 ADSL lines used by our retail customers.

	As at 31 March 2005 (‘000)	As at 31 March 2006 (‘000)
ADSL	97	175

We have been developing the market through a continuous series of promotional offers combined with strong sales and marketing activities:

•	In April 2003, we launched eircom broadband Starter, a new, lower priced “rate-adaptive” ADSL service with pricing and performance levels (256-512 Kb/s download) targeted at both the residential and business markets, where previously only a business oriented product was available. In early October 2003, we launched a three month promotion to further stimulate broadband sales which provided either free connection on self installation, a free modem and free rental for the first month or connection at the full price, a free modem and 12 months rental at €35 per month (excluding VAT). This promotion was extended for two months until the end of February 2004.

•	On 1 March 2004, we reduced the price of broadband to our customers by approximately 26.6% with the introduction of “eircom broadband home starter” which is broadly equivalent to our previous broadband starter product but was offered at a lower price. We also revised the packages we offered to both business and residential customers.

•	A new broadband promotion known as “Summer Surf” was launched in late May 2004, to run from 1 June 2004 until the end of August 2004 offering free connection, free router (or reduced price wireless router) and free monthly subscription until the end date of the promotion period.

•	From September 2004 to the end of March 2005, we ran our free trial promotion allowing potential customers to trial our ADSL offerings for two months free of charge with no obligation to continue at the end of the trial period. Since January 2005, we have included a free wireless modem in the trial offer.

•	In April 2005, we launched a new promotion offering two months free rental, free connection and a free wireless modem, subject to a minimum six month contract. This promotion ended on 3 June 2005.

•	From 8 April 2005, we increased the speed of broadband downstream access for all the broadband fixed-line products. Our entry level product, eircom broadband home starter doubled in speed from 512Kb/s to 1Mb/s, Home Plus and Business Starter speed quadrupled from 512Kb/s to 2Mb/s, Business Plus trebled in speed from 1Mbps to 3Mbps and Business Enhanced doubled from 2Mb/s to 4Mb/s. This increased eircom broadband entry level speeds to amongst the fastest in Europe.

•	On 16 June 2005, we introduced ‘time-based’ broadband at a promotional price of €19.99 per month (including VAT) for new broadband customers (€24.99 including VAT to existing customers). eircom Broadband Time is aimed at attracting lower usage dial-up customers to the broadband market. Offering 20 hours of broadband access per month at download speeds of 1Mb/s (rate-adaptive ADSL), the reduced price of €19.99 applied until 31 March 2006 for those customers signing up between July and September 2005. Customers exceeding the twenty-hour limit may be charged 4c per minute for additional usage to a cap of €49.99 (including VAT). On the same date, we introduced a new promotional price for eircom Broadband Home Starter of €29.99 per month (including VAT) and a promotional price of €35 per month (excluding VAT) for our eircom Broadband Business Starter product. These promotional prices applied until 31 March 2006 for those new broadband customers who signed up between July 2005 and January 2006.

•	On 24 January 2006 we introduced higher speeds of up to 5Mb/s for existing broadband products, a new consumer product called Home Professional and price reductions of up to 25% for entry level broadband products (see table above for full details of our current product range and pricing). As part of these price reductions, we reduced the standard retail price of eircom Broadband Time and the entry level Broadband Starter product to equal their previous promotional rental price of €19.99 and €29.99 per month respectively (including VAT).

•

Our current broadband promotion (1 April 2006 to 30 June 2006) offers free self-install connection (normally €29.99 including VAT) and a free Wi-Fi modem to residential customers ordering eircom broadband Home Starter, Home Plus or Home Professional online. The same offer applies to all business customers ordering eircom broadband Business Starter, Business Plus and Business Enhanced within the same period. eircom business customers purchasing a second broadband service also receive one month’s free rental on the new service, subject to certain conditions.

•	As at 31 March 2006, we were providing retail ADSL services over approximately 175,000 lines.

•	On 26 May 2004, we launched our retail satellite broadband service, which means eircom can offer a broadband product to any customer anywhere in Ireland, regardless of location. In order to supply broadband via satellite, eircom has linked with a third party supplier, Mediasatellite Ireland Limited, for the supply of the satellite products. The range includes products for both home and business users. To avail of the one-way service of €24.79 per month the customer needs to add a flat rate internet access product from eircom, ranging from €8.26 for off-peak users (evenings and weekends) to €24.79 for those who want all day internet access. The monthly rental for the two-way service starts at €127.00. All prices quoted exclude VAT.

Data communications

We are the principal provider of data communications services in Ireland. We offer a wide range of national and international data communications services, including leased lines, internet access, internet protocol, (“IP”), networks and switched data services. We continue to increase our broadband capability in the local access network by deploying a combination of copper, fibre, radio and ADSL technologies.

National and international leased lines

We provide national and international leased lines in Ireland to retail customers. Leased lines are fixed point-to-point connections between locations and are used for high-volume voice, data or multimedia transmission. Our leased lines are used principally by our Business customers to establish their own private networks.

Our leased line customers pay an initial installation charge and a recurring fee based on the type, length and capacity of the line and the duration of the contract. We offer a comprehensive range of digital leased line capacities, generally including speeds of up to 155 Mb/s. In recent years, our leased line revenues have declined significantly, primarily due to increased competition in the leased line market that has been driven by lower infrastructure costs. As competition continues to increase, we expect that our leased line prices will decline. Leased lines are not currently subject to the retail tariff price caps. However, our prices are required to be cost-oriented and are subject to review by ComReg. See “Tariffs” below. There is currently a trend for migration from analogue and lower capacity digital lines to higher capacity digital lines (e.g. 2Mb/s) and migration of some customers to other managed data services such as Business IP+.

We have experienced a reduction in our retail leased line base as a result of competition and as a result of restructuring data networks by our customers to smaller numbers of higher capacity lines or to other data communications services such as ATM, frame relay, BIP or DSL.

The following table shows the number of our national and international retail leased lines for business customers as of the period ends indicated:

	As at 31 March 2005	As at 31 March 2006
Retail leased lines
National leased lines	15,932	14,295
International leased lines	263	184

Total retail leased lines	16,195	14,479

IP Services

IP is the protocol by which data is sent from one computer to another on the internet. In October 2001, we launched eircom business IP+, a new suite of managed IP services for corporate customers. eircom business IP+ is an IP virtual private network that allows customers to use our IP network to share data among multiple customer sites. We enhanced this product in March 2003 with the addition of managed internet and remote access services. The managed internet service provides a business IP+ customer with an internet connection directly from their IP network and allows all sites on the customer’s network to access this gateway through the internet. The remote access service allows the customer to dial into the customer’s business IP network via the internet. Access can be via PSTN, ISDN, mobile or ADSL, and connections can be established from Ireland or from abroad. We have added DSL access to eircom business IP+ with a new access option called business IP reach to allow homeworkers and small sites connect to their company wide-area network.

We have launched a metro ethernet service in Dublin allowing companies to connect their sites at up to 1Gb/s speeds. We plan to integrate ethernet and gigabit ethernet access with the eircom business IP+ service.

Switched data services

We offer a range of switched data services to retail customers and OAOs, including frame relay, ATM and packet switched services.

Frame relay

Frame relay is a high-speed pre-routed open protocol for data transmissions that is particularly suited to data-intensive applications, such as connecting local area networks. Our frame relay network is accessed via digital leased lines from the customer’s premises to our nearest frame relay node, which is the access point to the frame relay network. Our frame relay network allows for general access speeds of up to 2 Mb/s. Since April 2002, we have also offered access speeds of 34 Mb/s and 45 Mb/s at the customer’s hub site.

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

ATM

ATM is a high-speed digital transmission and switching technology that allows customers to integrate their voice, data and multimedia traffic requirements. It provides cost-effective broadband services for business customers requiring higher and more flexible levels of bandwidth. We launched ATM services in July 1998. We offer a range of customised ATM service levels, access configurations and flexible bandwidths of between 2 Mb/s and 155 Mb/s.

Packet switching

We provide packet-switched data services on eirpac, our public switched data network. We announced on 28 May 2004 that we would no longer be providing new connections to eirpac services, with effect from 18 June 2004. Packet switched services are based on a mature technology and account for a declining amount of our data transmission service turnover. They offer relatively slow speeds between 9.6Kb/s and 64Kb/s. We expect that customers currently using packet switched services will increasingly migrate to frame relay based services, ATM-based services and IP services.

ISP and managed data networking services

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

Hosting

We provide equipment and resources to enable businesses to set up their own customised website. Our services include managed hosting, virtual hosting and co-location.

Wi-Fi services

Wi-Fi stands for “wireless fidelity” and refers to a high-frequency wireless local area network. The Wi-Fi technology is rapidly gaining acceptance for public wireless services and use within businesses as an alternative to a wired LAN and can also be installed for a home network. Our Wi-Fi service is branded as “eircom wireless broadband” and enables customers with a laptop or personal digital assistant, (“PDA”), equipped with a Wi-Fi (802.11b/g) card, to connect to the internet. Commercial launch of our Wi-Fi service occurred in January 2004.

In February 2005, we launched two new “Hotspot in a Box” services, Hotspot Agent and Hotspot Host. With Hotspot Agent, the venue pays €65 per month (excluding VAT) for the wireless broadband service and resells access at a margin using pre-paid scratch cards. The Hotspot Host costs €95 per month (excluding VAT) and wireless broadband access is provided for free via 30 minute phone vouchers.

In July 2005, we reduced the cost of the pre-paid scratch cards and increased the number of scratch card time span options. At a Hotspot Agent location customers can purchase four types of pre-paid scratch cards: unlimited access for a 30 minute time span costing €3 (including VAT); unlimited access for a one hour time span costing €5 (including VAT); unlimited access for a twenty-four hour time span costing €15 (including VAT); and unlimited access for a seven day time span costing €30 (including VAT).

We also provide unlimited wireless broadband access for €12.10 per month (including VAT) when purchased with an eircom broadband service, for €30.25 per month (including VAT) when purchased with a PSTN or ISDN line, and for €79.86 per month (including VAT) for a standalone subscription.

Our current footprint extends to over 1,000 hotspots.

Value added services

We provide the following value added services to our customers:

eircom Phone Services (ePS)

eircom provide a range of phone services including eircom messaging, which supports the collection of both voice and text messages and allows household occupants to have individual mailboxes on a shared telephone line. Other phone services include call-forwarding, call waiting, call tracking, three-way calling, ringback and caller display.

VoIP

We plan to offer VoIP in the financial year ended 31 March 2007 across all our markets - government, corporate, business and consumer. These services will be delivered over our eircom business IP+ and eircom broadband services.

We have launched a managed VoIP product called eircom business IP+ Voice as a value-added service on our IP network. This product enables enterprise and government customers to converge their inbound, outbound and inter-site voice traffic across their private IP-VPN and to connect onwards to the PSTN.

We plan to trial and launch further VoIP products targeting our business and consumer market customers and delivered on both our eircom business IP+ and eircom broadband services.

Customer-focused content packages

eircom.net launched three new content packages in March 2005 for eircom residential broadband customers. These packages include “eircom net entertainment pass”, providing access to premium broadband news and entertainment; “Junior Britannica”, an Internet-based information source designed to be used by students, educators, and parents; and “Sky Sports Broadband”, providing access to premium sports content.

Consumer devices

We sell consumer devices online and through over 150 retailers in Ireland. eircom branded DECT cordless phones offer consumers an excellent quality digital telephone unit that utilises our call management services, including eircom messaging and call forwarding.

Other services

Customer premises equipment

We are a leading provider of telecommunications equipment and related post-sales maintenance and service for residential and business customers in Ireland. In common with most EU member states, the market in Ireland for such equipment and systems is characterised by intense competition and low profit margins. We believe, however, that the supply and servicing of customer premises equipment is an essential element of providing a full service to our customers.

The customer premises equipment market for business and corporate customers is increasingly driven by service offerings, including consulting, design, implementation and, for business and corporate customers, maintenance services. These services attract higher margins and offer the opportunity for competitive differentiation. Corporate, Government and high-end business customer requirements for both voice and data are serviced through our wholly-owned subsidiary Lan Communications while eircom business systems services the SME market. Lan Communications is Ireland’s largest voice, data and security services company selling and supporting traditional CPE-based voice and data solutions and playing a leading role in the development of converged solutions for customers. eircom business systems sell and support a broad range of Key Systems and are the Irish market leaders in this space. Through Lan Communications and eircom business systems we have supply agreements and certified partner relationships with leading global technology companies such as Nortel Networks and Cisco.

Public payphone services

Our public payphone services consist of providing public payphones in Ireland and developing related applications and card services. As of 31 March 2006, we operated a network of approximately 6,090 payphones across Ireland.

In response to declining demand for public payphone usage and, in order to enhance the attractiveness of payphone services, in recent years we have:

•	Implemented promotional and pricing initiatives to stimulate international traffic based on meeting the needs of a growing foreign national population;

•	Continued our focus on the maintenance and development of our managed-site payphone business including development initiatives such as introducing (on a pilot basis) a new internet access unit to deliver public pay-per-use internet access in selected locations, and also by leveraging our site-presence to provide public access Wi-Fi hotspots in selected locations.

In addition, as part of our ongoing focus on reducing costs in this part of our business, we have agreed a payphone removal policy to allow the reduction in the number of unprofitable payphones in the coming years, while continuing to meet our regulatory obligation to provide public payphones within Ireland.

Operator services

We provide operator assisted telephone services and a directory enquiry business (11811 for national enquiries, 11818 for UK and International enquiries) to customers on all networks, both fixed and mobile. We also provide national emergency services to fixed-line and mobile subscribers in Ireland. In May 1999 Conduit Europe launched its 11850 directory enquiry services. We estimate, based on our internal traffic analysis and customer based research, that our 11811 and 11818 services held a market share of approximately 72% of the total market for directory enquiry services at 31 March 2006.

Supply and monitoring of alarm systems

We provide and install wire-free and wired alarm systems, most of which are monitored through our subsidiary Phonewatch. In order to keep costs as low as possible, Phonewatch outsources the majority of alarm installations to its dealer network, with the remainder being installed by its own technicians. Based on our records, at 31 March 2006, Phonewatch had a monitored alarm base of approximately 51,865 systems and an estimated market share of 35% of the residential monitoring and maintenance market. Phonewatch also provides monitored medical alert systems.

Wholesale products and services

We are required by ComReg to provide wholesale products and services to OAOs, and as at 31 March 2006 the prices and terms on which we offer the majority of our wholesale products are regulated under the reference interconnect offer, (“RIO”), the access reference offer, (“ARO”), and the bitstream access reference offer, (“BARO”). For more information about the regulation of our wholesale products, see “Part E - Regulation - Regulation of our Products and Services” in this item. While most of our wholesale products and services carry low margins, our position in the wholesale market provides us with an opportunity to retain the wholesale component of any business lost to competitors at a retail level.

Wholesale access channels

The following table shows selected information relating to our PSTN WLR and ISDN WLR channels as of the dates indicated:

	As at 31 March 2005 (‘000)	As at 31 March 2006 (‘000)
WLR access channels
PSTN WLR	103	197
ISDN WLR	11	36

Total WLR access channels	114	233

ADSL bitstream

ADSL bitstream is a broadband access product that we offer to OAOs. It consists of a high-speed access link to the customer’s premises, which we create by installing ADSL equipment and configuring our local access network. In March 2004, we restructured our wholesale bitstream product portfolio. We currently offer a range of ATM and IP based services at a variety of speeds and levels of contention. On 4 April 2005 we increased the maximum speed from 2Mb/s to 4Mb/s. In January 2006, we increased the speed of the higher end products to 5Mb/s and introduced an entry level 1MB product. We expect the availability of these products will promote further growth in both wholesale and retail broadband markets. We are required under relevant regulations to provide ADSL bitstream access to OAOs and to publish a BARO describing the ADSL bitstream services we offer. As at 31 March 2006, eight operators had purchased this service for a total of approximately 55,000 (wholesale) lines.

The following table shows selected information relating to our bitstream product for the dates indicated:

	As at 31 March 2005 (‘000)	As at 31 March 2006 (‘000)
ADSL and bitstream lines	31	55

Interconnection services

Since the Irish telecommunications market was fully opened to competition in 1998, we have become the major provider of interconnection services in Ireland. Our interconnection services include both the physical link of our telecommunications network with that of OAOs, and the traffic that passes over the link. We provide interconnect services to the OAOs in Ireland and to international operators for incoming international calls.

ComReg has designated us as having SMP in the fixed telephony market, and therefore we are obligated under the relevant regulations to provide interconnection services to other domestic authorised operators and to publish a RIO. We also provide interconnection services to international customers for incoming international calls at settlement rates we negotiate with them.

Domestic interconnection services

Our domestic interconnection services include:

•	call origination, which provides another authorised operator the ability to carry domestic calls placed from geographically assigned telephone numbers within our network for termination in the operator’s network or for onward transmission to another network; access through carrier access; carrier selection, which allows a caller to select another authorised operator on a call-by-call basis; and carrier pre-selection, its automated equivalent;

•	call termination, which takes calls handed over from OAOs for termination to geographic number ranges within our network;

•	transit to OAOs or OAO services, which takes calls which are passed on from another authorised operator’s network to geographic and non-geographic number ranges within another authorised operator’s network; and

•	ancillary services, such as Freefone and premium rate services, internet services, emergency services and directory enquiry services.

We have a dedicated account management team to market our domestic wholesale services. As at 31 March 2006, we had entered into 25 interconnection agreements with OAOs in Ireland.

International interconnection services

We provide international operators with interconnection services for the termination of incoming international traffic in Ireland. We also provide transit services for calls from international operators in other countries to international locations, mainly to the UK and US. The amounts we receive for Irish and international termination are based on settlement rates negotiated with the international operators on a bilateral basis. These international settlement rates have declined sharply in recent years, primarily due to the increase in international competition for the delivery of international traffic.

We have a dedicated account management team to market our international interconnection services. As at 31 March 2006, we had approximately 54 bilateral agreements in 38 countries.

The following table shows selected information relating to domestic and international interconnection traffic for the periods indicated:

	Financial Year Ended 31 March 2005 (‘m)	Financial Year Ended 31 March 2006(4) (‘m)
Wholesale interconnection minutes
Domestic
Call origination	2,654	3,038
Call termination	3,196	3,363
Transit to mobile/fixed	577	779
Ancillary (1)(2)(3)	301	342
OAO international outbound	136	163

Total interconnect	6,864	7,685
Foreign terminating traffic	1,152	1,559

Total wholesale interconnection minutes	8,016	9,244

(1)	Consists of traffic resulting from terminating calls that originate with customers of OAOs to services such as premium rate services and internet services. It also includes freefone traffic that originates on eircom’s network and terminates on OAOs.
(2)	Does not include OAOs’ access to eircom directory enquiries and operator assisted calls.
(3)	Refers to revenue earning minutes and includes inbound traffic, outbound Freefone and inbound transit minutes.
(4)	Includes 7 million Meteor interconnect minutes as at 31 March 2006.

Wholesale leased lines and partial private circuits

We provide OAOs with leased lines and interconnect paths, which are dedicated leased lines connecting our network to that of another authorised operator. The following table shows the number of leased lines including partial private circuits in place as of the periods indicated:

	As at 31 March 2005	As at 31 March 2006(2)
Leased lines
National leased lines	6,904	6,114
Partial private circuits	742	2,189
International leased lines (1)	131	140
Interconnect paths	2,173	1,994

Total leased lines	9,950	10,437

(1)	Includes eircom UK leased lines for the financial years ended 31 March 2006 and 31 March 2005 estimated at 75 and 79 lines, respectively.
(2)	Includes 69 Meteor leased lines as at 31 March 2006.

ComReg requires that we enter into service level agreements for the provision of wholesale leased lines and interconnect paths. These agreements contain penalties to which we may be subject for delays in processing applications for the installation of leased lines and for late delivery of leased lines or interconnect paths. Although we had to pay penalties under these agreements in the past, the penalties were not material, and we have initiated quality controls and automated management systems that have substantially improved our performance in recent years. Our support systems now provide full visibility of all steps from ordering services to actual delivery. ComReg directed that we provide an in-situ transfer facility if an end customer to whom we provide a leased line wishes to switch to another operator.

Partial private circuits are partial leased lines that connect a customer’s premises to the point of connection between our network and that of another authorised operator. OAOs that possess a core network can use partial private circuits, which are priced off a different tariff schedule, as a substitute for wholesale leased lines. ComReg required us to introduce this product in February 2003.

Unbundled local loops

We are obliged to provide unbundled local loop access services to OAOs and to publish an ARO, which describes the access services we offer. Unbundled local loop access requires the physical co-location of infrastructure owned by OAOs on our premises in order to permit such operators to access our unbundled local loop services. There had been little market demand for our unbundled local loop services, for which only five OAOs had subscribed as of 31 March 2006. Recently demand for these services has started to increase. The prices at which we offer unbundled local loop services have been an area of contention between ourselves and ComReg. The prices of these services are regulated through our ARO. In November 2004, ComReg directed that the monthly rental for our unbundled loop metallic path (“ULMP”) product would be set at €14.65 per month from 1 December 2004 for a period of twelve months, with increases on 1 December 2005, 1 December 2006 and 1 December 2007, limited to no more than the level of CPI. Monthly rental on 10 December 2005 increased to €15.09.

The pricing for shared access to our unbundled local loops was not addressed in the November 2004 ComReg direction. ComReg published a draft direction in March 2005 proposing that no copper costs remain to be recovered from the shared access service. The current price is €7.74 per month whereas in its draft direction ComReg proposes a rental price of €0.39 per month. We have responded to these proposals rejecting them and are awaiting a response from ComReg. For further information see “Part E - Regulation - Regulation of our Products and Services” in this item.

Flat rate Internet Access Call Origination

FRIACO is an unmetered interconnect service that provides capacity from originating customers to the point of connection of an operator. This service is used by OAOs who are also ISPs to enable them to offer bundled or unmetered internet access. It is also used by OAOs to offer capacity for onward resale to other ISPs. We introduced FRIACO in June 2003.

Geographic and non-geographic number portability

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

Carrier pre-selection and carrier pre-selection enhancements

Carrier pre-selection

Carrier pre-selection allows OAOs to compete with us in the provision of call origination services without having to develop a local access infrastructure, by allowing customers to choose another authorised operator as the default carrier for some or all calls. ComReg introduced carrier pre-selection in January 2000 and in 2003 required us to introduce carrier pre-selection enhancements, including single billing through WLR, agency re-billing and specified other ancillary services.

Carrier pre-selection single billing through WLR

Carrier pre-selection single billing through WLR allows an operator to resell our access service and provide the customer with a single bill for access and call services. We maintain and repair the access line, which remains connected to our switch network, and bill the operator for the line. The operator bills the end customer for the operator’s bundled service. This service is only available if the end customer has made a carrier pre-selection for all call types with the relevant operator.

Carrier pre-selection agency re-billing

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

Carrier pre-selection single billing through WLR ancillary services

Ancillary services that we are required to make available to all OAO include voicemail, call tracking, call barring, call waiting, three-way calling, alarm/reminder calls and similar services.

Fixed-line SMS

Fixed-line SMS enables fixed-line operators to provide a text-messaging facility between fixed and mobile networks. We anticipate a demand for this service in light of the rapid growth in the mobile text messaging market. Text messaging enabled phones or other equipment are required for the service. While we expect this service to grow as the penetration of text messaging enabled phones increases, demand to date has been weak.

Other services

Narrowband access

Narrowband internet access bundles FRIACO with eircom IP transport to provide a complete solution for ISPs that wish to offer bundled or tiered services under the “1893” access code without having to invest in their own IP transport network solution. The termination of calls and the transmission to the ISPs is our responsibility.

Mast access

We offer mobile network operators shared access to our facilities at selected locations. We anticipate growth in the provision of mast access as growth in mobile services creates demand for additional mobile network call sites and 3G licencees seek to utilise infrastructure, including our own, to meet their rollout commitments. We have offered this product since demerging the Eircell business in May 2001.

Signalling connect control point

Signalling connect control point refers to the roaming signalling service which enables a mobile operator’s customers roaming abroad to make and receive calls on the networks of their mobile operator’s roaming partners and to enable customers of such roaming partners to make and receive calls when roaming on the mobile operator network in Ireland. We introduced the roaming signalling service in January 2003.

Mobile services (Meteor)

Meteor provides a variety of wireless products and services designed to match a range of needs for business and personal use. Meteor offers services to its subscribers through both post-paid and pre-paid payment plans.

Post-paid

Subscribers on post-paid contracts are supplied with varying allotments of call minutes and SMS data services at a fixed monthly charge, plus additional charges for premium or data services or minutes exceeding the allotments. Meteor also provides business with multi-line plans whereby the recurring monthly charge is shared by multiple company subscribers. Such contracts are typically for a minimum period of one year.

Pre-paid

Subscribers using pre-paid plans pay for credit to be placed on their account prior to using Meteor’s services. Subscribers may then use the credit towards the voice, data or premium rate services provided through Meteor’s network. Once the credit is consumed, the subscriber must replenish or “top-up” their account in order to continue using Meteor’s services. Top-up locations are widely available throughout the country.

Basic services

In addition to mobile voice services, Meteor provides basic calling features to all of its customers, including: voicemail, message alert, missed call alert, caller ID, call waiting, call hold, and conference calling.

Data services

Meteor’s most popular data service is SMS which is consistent with most, if not all, European operators. In addition to text messaging, subscribers can also receive a variety of news, sports, and other alerts via SMS. GSM SMS interoperability allows customers to send and receive messages from subscribers on other GSM networks.

Meteor also provides a multimedia messaging service (“MMS”) which allows customers to send and receive multimedia content and messages, such as photo, audio and video, to other market subscribers.

Meteor provides additional data services throughout its GPRS network. Meteor provides its customers access to its own portal from which they may download content such as ringtones, games and wallpapers, supplied by third party operators with which Meteor has a revenue sharing agreement. Over its GPRS network, customers may also access the world wide web and the digital content and information available there, as well as send and receive emails through their Meteor or other email accounts. Meteor is also in the process of introducing Enhanced Data for Global Evolution (“EDGE”) technology in to the radio network to support higher speed data rates which will enhance customer’s data using experience.

International roaming services

Meteor has contracted with other GSM operators outside of Ireland to allow customers of such operators to roam on its networks. Meteor maintains international roaming agreements with over 230 GSM operators worldwide in over 130 countries/territories. In accordance with these roaming agreements, Meteor bills its roaming partners for the usage incurred by their customers while roaming on Meteor’s network. Meteor’s visiting-roamer revenues are seasonally significant because Ireland is a popular tourist destination during the summer.

Meteor has also contracted in these roaming agreements to allow its subscribers to roam on the networks of the other GSM operators outside of Ireland. Currently, some pre-paid subscribers must pay a deposit to Meteor to avail of such roaming services. Meteor has implemented a technology, known as CAMEL, to allow pre-paid subscribers to roam with substantially reduced financial risk to Meteor, thereby removing the requirement for a deposit. Currently this service is available for pre-paid subscribers roaming in the UK, Spain, Italy, Germany, France, the Netherlands, Sweden, Norway and Portugal.

Meteor post-paid customers may roam without deposit in any of the markets where we have roaming agreements. A deposit is still required for some customers that have been on the network for less than three months.

Seasonality

Fixed-line services

Our interconnection traffic volumes tend to decline during March or April and December, as a result of a decline in business traffic over the Easter and Christmas holiday periods. We also tend to experience relatively higher fixed-line traffic volumes in the spring and winter months, other than December and April, of each year. We do not believe this seasonality has a material impact on our business.

Mobile services

Meteor’s business may experience an increase in sales volumes during November and December due to the seasonal nature of its retail business.

Tariffs

Fixed-line services

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

From January 2000 through February 2003, we were subject to a retail price cap, imposed by ComReg, of CPI minus 8%. This restriction required reductions in the price of a specified basket of our retail products and services, including PSTN and ISDN connections and line rental, local and national calls, operator calls, public payphone calls and directory enquiry calls. The retail price cap also included a number of sub-caps on individual products and services within the basket.

In February 2003, ComReg announced a new retail price cap of CPI minus 0% without any sub-caps. The elimination of sub-caps increased our flexibility to rebalance our tariffs so that they better reflect our costs. Fixed-to-mobile calls were added to the basket, while directory enquiry calls were removed. ComReg has indicated in the draft decision relating to the market analysis of retail voice calls that the current price cap will continue until markets are next reviewed for SMP designation and remedies. ComReg has based its market assessment on a time horizon of about two years. ComReg also stated in the market analysis that eircom is now fully rebalanced and proposed to impose a sub cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year from the date of the final decision notice. In any subsequent year ComReg indicated its intent to direct a control of CPI minus 0%. However, ComReg did not finalise the market review and on 24 February 2006, there was a ‘Call for Input’ from ComReg (ComReg 06/10) in relation to the ‘Retail Access and Call Market Review—further consultation in relation to markets 1-6’. The ‘Call for Input’ invited interested parties to provide any additional comment and data in relation to issues that were previously consulted upon by ComReg and any new market developments that have occurred. ComReg will use the information and comments received in the drafting of the new consultation document.

ComReg also removed price controls on the telephone bills of the lowest income quartile of residential customers and replaced these with a vulnerable user scheme (“VUS”). We launched our VUS in June 2003. The scheme limits increases in the size of the median telephone bill for all customers availing of the scheme to CPI plus 0%.

As of 31 March 2006, ComReg is conducting a consultation on the future provision of telephony services under the Universal Services Obligation. In document ComReg 06/16 Section 2, question 10, there are no proposed changes to geographical averaging of prices, but this is a topic for consultation. This document also consults on charges for call barring.

Access and connections

Since the introduction of the current price cap and elimination of retail sub-caps, we have increased PSTN line rental charges by over 23%. As previously stated, ComReg believe that we are now fully rebalanced and are proposing to impose a sub cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year from the date of the final decision relating to its market analysis for the Retail Fixed Narrowband Access Markets. In any subsequent years this will be at the rate of CPI minus 0%. We have not adjusted ISDN line rental charges nor have we adjusted PSTN and ISDN connection prices since 2004, except for special offers, the most recent of which will run until 30 April 2006 on PSTN standard connections.

We seek to set initial connection charges low enough to encourage new users to join our network. Migration charges are set to encourage existing customers to switch to our more profitable access services.

The “Customer Acquisition Programme” was set up in late 2004 with the objective of stimulating the adoption of fixed-lines by consumers through a combination of direct channels i.e. telephone and field sales, and through retail outlets. New customers are encouraged to take PSTN through ‘triple play’ promotional offers based on the connection price, voice packages, Sky TV and broadband.

The following table sets forth our standard connection tariffs, before discounts and promotions, as of 31 March 2006:

	PSTN	Basic ISDN (2)	Primary ISDN
Business and residential (1)
Connection	€107.43	€202.47	€3,299.00
Monthly rental	€19.98	€30.99	€264.11

(1)	Excluding VAT, currently chargeable at 21% (except for Standard PSTN Connection where VAT is charged at 13.5%).
(2)	A connection tariff of €99.16 (excluding VAT) applies to upgrades of existing PSTN lines to basic rate ISDN.

ADSL

We currently offer a range of ADSL retail services, which differ with respect to data speed, upload and download limits and contention, which is the extent to which access is available when the number of users logged on exceeds capacity. In April 2003 we launched eircom broadband Starter, our low-cost ADSL service aimed at the residential and low end business markets. On 1 March 2004, we restructured our retail broadband product portfolio including introducing a new lower priced Home Starter product. In April 2005, and again in January 2006, we increased the download speed and the monthly download limits on all our retail products.

The following table sets forth our ADSL standard tariffs, before discounts and promotions, as of 31 March 2006:

	Connection standard (1)	Connection self-install (1)	Monthly rental (1)
Home Starter (2)	€81.81	€24.79	€24.79
Home Plus (2)	€81.81	€24.79	€33.05
Home Professional(2)	€81.81	€24.79	€45.00
Business Starter (2)	€81.81	€24.79	€45.00
Business Plus (2)	€81.81	€24.79	€89.00
Business Enhanced (2)	€81.81	€24.79	€169.00
Time (3)	€81.81	€24.79	€16.52

(1)	Excluding VAT, currently chargeable at 21%.
(2)	The download speeds for all Retail DSL products were upgraded with effect from January 2006. For a more detailed description of each product see Item 4B “Business Overview — Retail Products and Services - PSTN, ISDN and ADSL access (rental and connections)”.
(3)	eircom broadband time allows a customer 20 hours online. Once a customer exceeds the 20 hour limit they will be charged a standard €0.03306 per minute (excluding VAT) to a cap of €24.79 (excluding VAT) for the excess usage.

Our current broadband promotion (1 April 2006 to 30 June 2006) offers free self-install connection (normally €29.99 including VAT) and a free Wi-Fi modem to residential customers ordering eircom broadband Home Starter, Home Plus or Home Professional online. The same offer applies to all business customers ordering eircom broadband Business Starter, Business Plus and Business Enhanced within the same period. eircom business customers purchasing a second broadband service also receive one month’s free rental on the new service, subject to certain conditions.

We expect the impact of these promotions and complementary wholesale promotions to further stimulate market demand for our DSL services. We use the information gained during our promotions and product developments, such as the April 2005 and January 2006 product upgrades, in developing the standard prices and product features for our retail broadband product offerings.

Satellite broadband

On 26 May 2004, we launched our retail satellite broadband service, which means eircom can offer a broadband product to any customer anywhere in Ireland, regardless of location. In order to supply broadband via satellite, eircom has linked with a third party supplier, Mediasatellite Ireland Limited, for the supply of the satellite products. The range includes products for both home and business users. To avail of the one-way service of €24.79 per month the customer needs to add a flat rate internet access product from eircom, ranging from €8.26 for off-peak users (evenings and weekends) to €24.79 for those who want all day internet access. The monthly rental for the two-way service starts at €127.00. All prices quoted exclude VAT.

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

The following table sets forth our standard traffic tariffs for local and national calls as of 31 March 2006:

	Peak Rate (per minute) (1)	Evening Rate (per minute) (1)	Weekend Rate (per minute) (1)
Local call rate per minute	€0.0407	€0.0104	€0.0104
National call rate per minute	€0.0675	€0.0407	€0.0104

(1)	Excluding VAT, currently chargeable at 21%. Calls are charged on a per second basis, subject to a minimum fee of €0.0524, excluding VAT, per call.

Our standard fixed-to-mobile traffic tariffs range from €0.0956 to €0.2412 per minute (excluding VAT), depending on the time and day of the call and the mobile network on which the call terminates. The introduction of mobile number portability to our billing in April 2004 means that the applicable tariff for fixed-to-mobile calls depend on the mobile network on which the call terminates. In January 2006, Meteor, Vodafone and O2 decreased their mobile termination rates, and these reductions were reflected in our standard retail prices on 1 February 2006. The Meteor change applied to daytime calls, the Vodafone change applied to evening calls while the O2 change applied to evening and weekend calls.

International outgoing

Our standard outgoing international call tariffs and payments are based on settlement rates we negotiate with other international carriers on a bilateral basis. The following table sets forth our standard retail traffic tariffs for international calls to some of the regions in which we terminate material volumes of traffic as at 31 March 2006.

	Peak Rate (per minute) (1)	Evening Rate (per minute) (1)	Weekend Rate (per minute) (1)
United Kingdom (Band 1 - excludes certain number ranges)	€0.1269	€0.1193	€0.1028
United Kingdom (Band 1a - certain number ranges, including mobiles)	€0.2857	€0.2285	€0.2285
France, Germany, Belgium and Netherlands (Band 2 - excludes certain number ranges, particularly mobiles) (2)	€0.2000	€0.2000	€0.2000
Denmark, Sweden, Spain, Portugal, Austria and Switzerland (Band 3 - excludes certain number ranges, particularly mobiles) (2)	€0.3200	€0.3200	€0.3200
USA and Canada (Band 5) (2)	€0.1574	€0.1259	€0.1259
Australia, New Zealand and Japan (Band 7 - excludes certain number ranges, particularly mobiles) (2)	€0.7088	€0.5663	€0.3619

(1)	Excluding VAT, currently chargeable at 21%. Calls are charged on a per second basis, subject to a minimum fee of €0.0524, excluding VAT, per call.
(2)	Countries shown are a representative sample of countries within the band.

Narrowband internet services

We offer our narrowband, or dial up, internet services, which allow customers to access the internet through one of our ISPs or another service provider of their choice, on a pay-as-you-go or subscription service basis.

Customers of our “1891” narrowband service pay a subscription fee directly to us or another ISP and in addition pay us a reduced per minute rate to connect. We pay the ISP termination fees.

Customers of our “1892” narrowband service pay call rates broadly equivalent to local call rates and no subscription fee. We bill for these calls in the same way we would a traditional voice call and pass on a termination fee to the customer’s ISP or to the interconnecting network hosting that ISP.

We launched our “1893” retail narrowband service in September 2003. In general, customers pay a subscription fee directly to us for a specific bundle of minutes of connection time. Usage outside the specified bundle minutes parameters is charged on a per minute basis at “1892” call rates. The following table sets forth our standard narrowband internet traffic tariffs as of 31 March 2006.

	Peak Rate (per minute)(1)	Evening Rate (per minute)(1)	Weekend Rate (per minute)(1)
1891(2)	€0.0161	€0.0080	€0.0080
1892	€0.0419	€0.0104	€0.0104

(1)	Excluding VAT, currently chargeable at 21%. Calls are charged on a per second basis, subject to a minimum fee of €0.0524, excluding VAT, per call.
(2)	Access rates apply to eircom.net and IOL.ie (BT Ireland’s ISP).

On 4 September 2003, we launched the following 1893 Partial Flat Rate products, the pricing of which still applied at 31 March 2006:

Product	Price(1)(2)	Hours
eircom net flat rate 25	€8.26	25	(off-peak)
eircom net flat rate 60	€16.52	60	(off-peak)
eircom net anytime	€24.79	150	(any time)

(1)	Excluding VAT, currently chargeable at 21%.
(2)	Per minute charges equivalent to 1892 call rates apply for usage outside product parameters.

Retail leased lines

We charge connection and monthly fees for leased lines that are based upon circuit type (analogue or digital), capacity, distance and destination. Our leased line prices were last reviewed in 2000.

ComReg has recently completed an analysis of the market in Ireland for retail leased lines. eircom was found to have SMP in the market for retail leased lines up to and including 2 Mb/s, and retail circuits above that capacity are no longer subject to all obligations previously imposed by ComReg. One of the obligations imposed requires us to set prices that are cost oriented. Such costs shall be calculated based on a costing model using fully distributed historic costs.

Discount packages

We offer a range of discount packages designed to appeal to different customer groups. Approximately 50% of our accounts were on discount plans as at 31 March 2006. We offer our residential customers a 10% discount on calls to five numbers designated by them under our “Circle of Friends” plan. We also offer our residential customers slightly greater discounts under several different “Options” and “Talktime” plans that are dependent on volumes and calling patterns. We typically offer our business customers discounts of between 10% and 30% depending on the level of their spending through a variety of discount plans, including “Performance”, “Optimiser”, “Talktime”, “Inclusive” and “Multi-site Discount Scheme”. For information about our discount packages as a percentage of turnover, see Item 5A ”Operating and Financial Review and Prospects - Operating Results - Discounts”.

Historically, we have focused our discount plans on call packages and corporate network services. However, our introduction of an enhanced carrier pre-selection single billing through WLR product on 31 March 2004 has facilitated our introduction of retail price packages bundling lines and calls together. Our TalkTime packages were launched in June 2004, with a range of offerings for the Residential market and a number of TalkTime for Business offerings primarily aimed at SME customers. On 27 May 2005, we introduced two new TalkTime packages for residential customers offering unlimited off-peak All-Ireland calls and unlimited Anytime All-Ireland calls. On 12 December 2005 amendments to TalkTime for Business were made including the ability to move between levels of the core package automatically.

Wholesale tariffs

Interconnection

ComReg requires our interconnection tariffs to be cost-oriented, non-discriminatory and transparent. We calculate our interconnection tariffs based on our long run incremental costs. We are required to make pricing submissions to ComReg on a regular basis. These prices are subject to interim reviews by ComReg and ComReg may make retrospective adjustments as a result of these reviews. When ComReg makes retrospective adjustments to our pricing for interconnection services, we are required to recalculate and resubmit our prices and make retrospective payments to other operators as required.

ComReg is currently consulting on market analysis for interconnection markets in Ireland and issued a draft decision on 19 May 2005. In February 2006, ComReg published an Information Notice (06/05) stating its intention to issue a further consultation for the Interconnection markets as a number of months have elapsed since ComReg notified the European Commission on the review of the interconnection markets. On 9 June 2006, ComReg directed eircom to supply qualitative and quantitative data to ComReg. The information will inform ComReg’s consultation which is expected in mid 2006. It is unlikely that any of the obligations relating to pricing of our interconnection services will be relaxed as a result of this process.

Leased lines

We are obliged to provide leased lines to OAOs, which are used in the construction of their national networks, to connect our network to those of OAOs and for resale by OAOs to end-users. Leased line prices charged to OAOs are directly related to the prices we charge for the retail leased lines we offer and as a result are subject to periodic review by ComReg. We are currently required to supply leased lines to OAOs at an 8% discount to our retail price.

Partial private circuits

Partial private circuits (“PPCs”) are a type of leased line that terminates at a point of connection between two authorised operators’ networks. We offer PPCs to OAOs under our RIO.

Following a review by ComReg of our cost calculations, in February 2004, we reduced our prices for PPCs by approximately 20%. The current pricing will apply up to 30 June 2006. From 1 July 2006, a price reduction averaging 6.5% across the range of partial private circuits will apply. This pricing will apply until a further review by ComReg, which is not anticipated before June 2007.

Unbundled local loops

The prices we charge for unbundled local loops and line sharing are regulated by ComReg and form part of our ARO. Prices are set based upon the long run incremental cost of our fixed-line access network.

In November 2004, ComReg directed that the monthly rental for our unbundled local loop would be set at €14.65 per month from December 2004 for a period of twelve months. The price thereafter can increase as follows:

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

The pricing for shared access to our unbundled loops was not addressed in the ComReg decision on fully unbundled loops of November 2004. ComReg is currently consulting on this pricing and published a draft direction in March 2005 proposing that no copper costs remain to be recovered from the shared access service. The current price of €7.74 per month recovers 50% of the costs of a copper loop whereas the price that ComReg proposes in the draft direction is €0.39. We have responded to these proposals rejecting them and are awaiting a response from ComReg.

Carrier pre-selection single billing

Carrier pre-selection single billing prices are subject to approval by ComReg. We have offered carrier pre-selection single billing through WLR since 2 June 2003. On 31 March 2004 we launched our enhanced carrier pre-selection single billing through WLR product. ComReg has directed that from 1 April 2004 prices for the WLR Product will be set at retail price less 10% and this margin continues to apply.

ADSL bitstream

ADSL bitstream prices are set out in our ADSL bitstream service price list. Since we are required to offer wholesale products capable of supporting each of our retail ADSL services, we offer various price packages based upon the speed and contention ratio of each port provided. While ComReg does not directly set prices for ADSL, they require us to offer our wholesale bitstream services at a price that is lower than our retail ADSL services. In Decision Notice 01/06 in January 2006, ComReg set the price controls for Wholesale Broadband Access. This control established a relationship between retail and wholesale prices based on a combination of a percentage and agreed monetary amount, such that there is no potential margin squeeze.

As of 24 January 2006, eircom Wholesale IP bitstream prices are subject to a retail minus mechanism. Bitstream Virtual Circuit, (“VC”), (using ATM) prices are subject to negotiations with OAO’s.

We currently offer a range of ATM and IP based bitstream services at a variety of speeds and levels of contention, up to a maximum speed of 5 Mb/s. We expect the availability of these products will promote further growth in both the wholesale and retail customer broadband markets.

On 16 June 2005, we announced the introduction of a time based bitstream product, which has been available to OAOs since 7 July 2005. On 2 January 2006, we announced the introduction of a 5Mb/s service.

Demand for our bitstream services has been stimulated by a number of wholesale price promotions. From 1 January 2006 to 6 February 2006 we ran a bitstream promotion where the access seeker received a rebate of between €43.58 and €85, depending on the product connected, and still active in the fourth month of service.

From 1 February 2006 to 31 March 2006 we ran a bitstream regional exchange promotion where the access seeker will receive a rebate of between €2.11 and €34.00 depending on the product connected and still active in the ninth month of service.

Flat Rate Internet Access Call Origination

FRIACO prices are set out in our RIO. FRIACO is used by OAOs who are ISPs to enable them to offer bundled or unmetered internet access to their customers. It is also used by OAOs to offer capacity for onward sale to ISPs. The price at which we are required to offer FRIACO is set by reference to the number of ports provided to the authorised operator, and the price that would be charged under our RIO for the projected volume of traffic for each such port.

Having reviewed our cost information, on 21 February 2003 ComReg determined a final price to apply for six months for our FRIACO product. ComReg reserved the right to review FRIACO pricing at six month intervals, but to date has not exercised this right.

Mobile services (Meteor)

Tariffs

Meteor follows the “calling party pays” model in billing, under which Meteor’s subscribers are not charged for incoming calls in Ireland, but a fee is charged to the operator who delivered the call to the Meteor network. This model is used by all competitors in Ireland and in most European markets. Meteor subscribers pay only for outgoing calls, except when they choose to receive calls while roaming.

Supply chain management

Fixed-line-services

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

Mobile services (Meteor)

Meteor does not manufacture any of the handsets, cell site or switching equipment used in its operations. The high degree of compatibility among different manufacturers’ models of handsets, cell site and switching equipment allows Meteor to design, supply and operate its systems without being dependent upon any single source of such equipment. The handsets and cell site equipment used in its operations are available for purchase from multiple sources. The most significant handset manufacturers which supply Meteor are Nokia, Sony Ericsson, Motorola and Sagem. Since early 2004, Meteor purchases cell site and switching equipment primarily from Ericsson.

Meteor does not develop any of its download content internally but relies on third-party content providers, including Akumiitti Limited, which has taken over the role of content management, digital rights management, aggregation and platform/portal management on behalf of Meteor.

Networks

Fixed-line services

Switching network

Our switching network is a fully integrated and centrally managed PSTN/ISDN switching network. It is 100% digital and consists of 54 core exchanges enhanced by 2 intelligent networking nodes and two operator service nodes and 1,188 subscriber units at 1,147 edge exchange sites. We have also introduced service nodes for specific services, such as voicemail and fixed-line SMS.

Our switching network is a meshed network based on a three level hierarchy of core exchanges: primary, secondary and tertiary. The primary nodes are each interconnected with two secondary nodes for resilience purposes. The network uses high usage routes between major nodes which route traffic overflow to final choice routes during busy periods on the network.

Transmission network

Our transmission network is based on digital technology, consisting of digital transmission nodes connected over 275,476 fibre kilometres of single-mode optical cable. We use a combination of technologies, including SDH, PDH, digital microwave radio and PCM, on copper.

The SDH network is divided into two layers, a higher and a lower layer. The higher layer connects 26 major nodes and is used to transport and groom traffic between lower layer rings. The lower layer collects and delivers traffic at a “local” level using various technologies in various ring or linear configurations. The traffic on the network is protected where necessary by MSSPRing, or SNCP schemes. SDH systems operate at rates of 155 Mb/s, 622 Mb/s, 2.5Gb/s and 10Gb/s. Dense wave division multiplexing, (“DWDM”), systems ranging from 16 to 160 wavelengths are deployed on high bandwidth inter-city routes. This optical network layer is used for routing and switching higher layer traffic.

The SDH network, with its centralised network management capability, we believe provides “best in class” provision and modification of service, improved grade of service and lower maintenance costs. We believe the combination of cable route diversity and protection schemes contribute to world class network performance and availability, with a circuit availability measured at 99.999% for data transmitted at the 155 Mb/s STM1 bit rate.

Data network

Our data network supports leased lines, switched data services, including frame relay, ATM and packet switched services, and IP services. We provide managed leased line bandwidth services from 64Kb/s to 2Mb/s. The ATM network consists of 37 core nodes and provides managed bandwidth up to 155Mb/s on a dedicated network.

IP network

Our IP network consists of 62 national points of presence (locations where IP nodes are installed), (“POPs”), and 6 international POPs (locations outside of Republic of Ireland where we have our own equipment; Belfast, Manchester, London (2 locations) and New York (2 locations)). The network is built around two central core nodes, which connect to regional core nodes and the international nodes using redundant 2.5Gb/s and 622 Mb/s links. Smaller edge nodes connect to the core using n x 2 Mb/s (where n can be a number from one to five), 45 Mb/s, ATM PVCs and 155 Mb/s links. The network supports leased line, dial up, and ADSL access to the internet, as well IP/Multi Protocol Labelled Switching (“MPLS”) VPN service. Our IP network connects directly with over 250 internet service providers at internet exchange points in Dublin, London (2 Telehouse locations), Amsterdam and Frankfurt. Additionally, transit internet traffic is transferred to upstream providers in London and New York (2 locations).

ADSL network

We have also undertaken rollout of ADSL. As of 31 March 2006, we had 447 Alcatel ADSL sites commissioned (with 435 launched), covering approximately 1.78 million working paths. Approximately 87% of paths (1.55 million) connected to these sites would be capable of carrying ADSL at speeds from 1Mb/s to 4Mb/s.

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

The network is monitored 24/7 at the network management centre. The network management centre is supported by expert groups within our design areas. When on-site work is required, our staff at the network management centre dispatch a member of our field force, which consists of skilled technicians located throughout Ireland. We are generally able to have a technician at any of our sites in Ireland within two hours of discovering a problem.

International network

Our international telephony switch network consists of two international gateway switches located in Dublin that provide connection to international networks. We also have interests in various submarine cables and satellite systems as well as our international IP presence as noted above.

Next generation network

We continually monitor and test new generations of network technology to identify opportunities to lower our costs and introduce new services. To this end we are replacing our international switches with “Next Generation Network” nodes. We anticipate that in the future, voice and data services will be transported across a single, fully integrated network platform, or “Next Generation Network”. Such technology is now developed to the point where we consider the cost savings and revenue opportunities sufficient to justify the investment, and we are planning a migration to a Next Generation Network over the coming years.

Mobile services (Meteor)

Meteor’s network

Meteor has a network infrastructure consisting of over 930 base stations on air covering the vast majority of the Irish population including Dublin and the other main metropolitan areas. National coverage is currently achieved through a roaming agreement with O2, which provides roaming coverage for areas on the western seaboard of Ireland. Meteor’s network enables it to offer a full suite of high speed data services. Both GSM 1800 MHz and 900 MHz base stations are deployed in the metropolitan areas, while 900 MHz is deployed in less populated areas. GPRS services are available across the network. Since early 2004, the major components of Meteor’s network infrastructure have been supplied by Ericsson. The original Lucent base station equipment has been mainly relocated to rural areas as the Ericsson base stations have higher capacity and support EDGE technology.

Sales, marketing and customer care

Fixed-line services

We have a strong brand in “eircom” and invest in it, for example, through our sponsorship of the Irish national soccer team and the National League of the Football Association of Ireland. The team relationship creates a considerable “brand impact” on a national scale while sponsorship of the league gives eircom “brand reach” at a regional and local community level.

We support our sales and marketing programmes with direct marketing campaigns through a wide range of media including television, radio, press, outdoor, and the internet. In addition, we have developed a broad range of discount schemes to meet the needs of specific consumer and business segments. We also have a well-developed sales and win back model that enables us to focus on individual market segments and to respond quickly and flexibly to market demands and to competition.

Retail customers

We group our retail customers into the following categories, in order to more effectively target and service them:

•	residential customers;

•	small business customers;

•	key business customers;

•	corporate customers; and

•	government customers.

Residential, small business and key business customers

We have approximately 1.2 million residential, small business and key business customers. We market and sell to our customers through customer sales and service, telephone sales, internet sales, door to door canvassing and service call centres. Customer sales and services call centres deal with all inbound calls from customers. Staff are trained to recognise the customer’s needs and sell products and services accordingly. Telephone sales and services call centres make outbound calls to customers who are targeted using business intelligence reporting tools. The majority of our product sales relate to sales of our discount schemes that increasingly bundle traffic and access, to broadband service and to the sale of cordless phones.

We also have a door to door canvassing programme for winning back lost customers, acquiring new customers and selling broadband, and we use email to offer products and services in cases where the customer’s email address is available to us. We also use business intelligence reporting tools to target customers through mailing campaigns and in-bill leaflets and we send all new customers and customers that we win back from competitors a welcome pack. We operate a website and we use third party retail stores for the sale of broadband service and cordless phone sales, among other things.

Our key business accounts, which are at the high end of the small and medium business sector, are assigned managers, who pay regular visits to customers. We also have telephone account teams that deal with inbound calls from customers and engage in sales campaigns. Our sales objectives for key business customers include sales of broadband, ISDN, e-business and business solutions, winning back customers lost to OAOs and call stimulation (primarily customer premises equipment and call management services).

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

Strategy

Our strategy with respect to retail customers generally is to continue to develop our sales and win back efforts in response to the changing competitive environment. Classification within our consumer customers has primarily been based on spend-bands to date. However, we are in the process of enhancing our segmentation to include lifestyle characterisation. We continually seek to improve our understanding of customer segments and needs and to develop products and services to meet those needs.

Wholesale customers

We have approximately 120 wholesale customers, including approximately 61 active domestic OAOs and 54 international operators. We market and sell to our wholesale customers through our account management team, which is our primary sales channel to the OAOs. Our account managers visit existing and new wholesale customers regularly to sell our range of wholesale products and services. The account managers are trained to deal with the specific information and communications technology needs of our wholesale customers and they are often assisted by our professional project management team and appropriate technical experts. The main task for our account managers is to convert customer requirements into manageable solutions that meet customer expectations and thus translate these requirements into sales.

Staff at our wholesale customer service centres are responsible for all data, telephony and interconnection orders placed by our wholesale customers and process orders and quotation requests. Our highly trained customer service staff are a key component in our relationship with our wholesale customers. Positive interactions with customers are ensured through effective communication with our customer service teams and by working closely with our sector and account managers.

The systems we use in our wholesale customer service centres help us to deliver quality service to our customers. These include a carrier pre select order handling system, which processes single line carrier pre select orders automatically, a single billing through WLR order handling system which automatically processes the majority of orders and an online ordering, fault reporting and tracking system for ADSL bitstream products which enables us to manage ADSL bitstream orders and faults in an efficient and timely manner.

Strategy

We intend to continue to improve our relationships with our wholesale customers by focusing on the specific business dynamics of each of our customers and understanding the opportunities for future growth in these relationships.

Mobile services (Meteor)

Mobile customers

Meteor’s sales, marketing and customer service strategy is to generate both pre-paid and post-paid net subscriber growth and increased subscriber revenues.

Meteor markets its products and services under the Meteor brand name to all market segments. Meteor’s current marketing strategy focuses on increasing market share and profitability while maintaining its position as the value leader in the Irish market in both the pre-paid and post-paid sectors.

Meteor develops their own marketing campaigns as required to address changing competitive and market conditions. Meteor’s advertising and communications strategies are developed in co-ordination with external advertising agencies. Meteor utilises a variety of media channels to promote their products and services, including television, radio, press, outdoor, and the internet.

Meteor sells their products and services through a combination of direct and indirect sales channels.

Meteor currently operates 26 branded retail outlets, with a plan to grow to 40, and utilises a direct sales force trained to educate new customers on the features of their products. Sales commissions are generally linked to subscriber activation and retention levels. Meteor believes this direct sales channel provides the physical presence in the market necessary to position it as a quality service provider, while providing greater control over both costs and the sales process. Meteor also sells their products and services to business customers using key-accounts salespersons.

Indirect sales

The majority of Meteor’s sales are through indirect channels, which enable Meteor to limit their fixed sales and marketing costs while maximising its points of presence across Ireland. Meteor’s indirect channel consists of extensive dealer networks of national and local merchants, speciality retailers and alternative direct-marketing firms, with in excess of 400 distribution points for the acquisition of new customers. In the financial year ended March 2006, approximately 60% of gross additions were through the indirect channels. The substantial majority of our approximately 6,500 top-up points are operated through indirect channels.

Handset distribution

Meteor has contracted with Sigma, pursuant to which Sigma manages the assembly, storage and distribution of handsets and SIM packs. Pursuant to this agreement, Meteor provides forecasts of its handset requirements and Sigma places corresponding orders with the third-party suppliers to meet these requirements. Sigma thereafter takes delivery and ownership of the handsets and sells them to Meteor’s direct and indirect sales channels. Under the contract, Sigma has the right to charge Meteor for certain unsold handsets.

Customer services

Meteor is committed to attracting and retaining customers by providing consistently superior customer service.

Meteor provides full-service call centres for its subscribers both directly and indirectly through outsourcing arrangements. The substantial majority of its pre-pay customer enquiries are handled through an outsourced call centre, while the majority of post-pay customer enquiries are handled through an in-house call centre. Customer enquiries are addressed by trained customer service personnel and technical staff using sophisticated monitoring and control systems. The customer service personnel handle both routine and complex questions as they arise, 8 a.m. to midnight, 365 days a year. Meteor’s customer service functions are integrated and work closely with the key marketing support functions such as product and customer marketing and retention, pricing, technical support and marketing communications in order to assure that all marketing support is in line with overall customer needs and satisfaction.

Meteor manages customer churn through a customer retention program staffed by the sales force and customer service personnel. Such customer retention programs include programs whereby customers are provided with free minutes or the ability to upgrade their handset each year, depending upon the customer’s network usage.

Competition

Fixed-line services

The Irish telecommunications market, including the market for fixed-line voice telecommunications services, was fully opened to competition on 1 December 1998. Since market liberalisation, we have experienced a significant increase in the level of competition, and we expect that competition will continue to increase from new and existing competitors. We also expect to see continued significant change in the mix of traffic on our fixed-line network, with a movement away from higher margin local and national calls to lower margin internet access calls and wholesale calls, reflecting increased competition, the growth of internet usage and the impact of fixed to mobile substitution. The changing mix is also being driven by the migration of customers from dial-up internet access to broadband services.

With the introduction of carrier pre-selection and the development by competitors of their own networks, competitors are in a stronger position to compete actively for local, national and international calls. Over previous years, competitors have begun to compete strongly in the access market through the adoption of single billing through WLR. ComReg estimates that the new entrants’ share of the fixed-line market was approximately 22%, based on turnover data supplied by OAOs for the quarter ended 31 December 2005. We expect that the emergence of new mobile operators and the potential emergence of MVNOs will continue to increase competition in an already competitive market.

Competition in the retail market

In the residential market, our primary competitors are the Carphone Warehouse (branded TalkTalk), BT Ireland and Smart Telecom. In addition, we face competition from resellers such as Perlico, including Euphony, Vartec, Hometel, Cinergi, IFA Telecom, Access Telecom, Gaelic Telecom and Swiftcall, who are active in promoting their services using mailings to potential customers, door-to-door canvassing, canvassing in public places such as shopping centres and supermarkets and referral marketing. Resellers do not have their own network and purchase bulk minutes from OAOs. We also face competition from cable TV operators who offer services over their own networks as well as through the resale of minutes from other networks.

Our competitors can avail themselves of two forms of indirect access to acquire customers on our network: carrier selection, whereby the customer dials a specific access number before each call to access the competitor’s network; and carrier pre-selection, whereby calls from a customer are automatically routed onto the competitor’s network. We have an advanced win-back programme in place. We have developed a traffic analysis system that enables us to identify many of our former customers lost to competitors. Since carrier pre-selection was introduced in January 2000, we estimate based on our internal traffic analysis system that we have succeeded in winning back approximately 63% of customers who have moved to OAOs . However, on 24 September 2003 ComReg adopted a package of measures, which applies to all authorised operators, including a direction to amend the industry code of practice to impose a three month “no contact” period for all carrier pre-selection win-back activities. Win-back activities relating to single billing through WLR services are subject to the previously directed “no contact” period of four months. This package also includes an initiative on price transparency, sales practice monitoring by ComReg to ensure compliance and various enforcement measures. ComReg had indicated their intent to review this package after 18 months; to date no review has been undertaken.

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

In May 2005, Carphone Warehouse launched its TalkTalk telecom service in Ireland. It increased its CPS customer numbers in December 2005 by acquiring Tele2 UK and Ireland and was estimated at the time to have approximately 80,000 customers which would make it the second biggest fixed-line operator in Ireland.

In the business and corporate market, our primary competitors are BT Ireland and Colt, MCI. Both BT Ireland and MCI are able to offer customers direct access to their network, which is especially attractive for customers with high bandwidth requirements. In this market, customer demand extends beyond traditional voice services to leased lines, high speed switched data services, including ATM and frame relay, and managed service solutions, such as those offered by eircom business IP.

In January 2005, eircom Retail was selected by the Department of Education and Science to provide routers for all Irish primary and secondary schools as part of the Broadband for Schools programme. The estimated value of this contract is €1.8 million with scope for extension. The schools broadband access services contract which has an estimated value of €16 million over a three year period was split between Digiweb, Smart Telecom, Irish Broadband, BT Ireland, Last Mile & HS Data.

The number of mobile subscribers was reported by ComReg as 4.2 million as at 31 December 2005, corresponding to a 102% penetration rate based on population. With a current focus on voice and SMS text messages and the continuing evolution of data services, we consider mobile operators as a major competitor to our fixed-line revenues.

In order to remain competitive in the retail market, we will continue to evolve existing products and prices to respond to customer needs and to competition. In addition, we intend to develop new services and products that will enable growth of new revenue streams and exploit technology developments, which are attractive to our customers and help stimulate fixed-line voice and data services. For example, the continued development of our ADSL portfolio provides us with a broad based set of services to address customers in both the consumer and business markets. We have developed other data services, including frame relay and IP services, to meet the needs of our business customers and continue to evolve these services to meet customer needs. Subject to regulation, we also seek to develop bundled access and call packages that encourage customers to use our services and offer them increased cost control and improved value for money. We are continuing to develop our TalkTime bundled services and have launched a TalkTime unlimited service for consumers. We will also continue to promote the advantages of fixed-line telecommunications over mobile services by highlighting the superior affordability, capacity, quality and reliability of fixed-line services.

Competition in the wholesale market

As we enter new wholesale markets we are in the process of changing our focus from the regulated, capital intensive products in our traditional portfolio to broadband connectivity and network facilities management. This change in focus is in line with the maintenance of our traditional interconnection business, from which the majority of our revenue from wholesale customers is currently derived. We also believe that broadband is one of the most significant opportunities for growth in the communications market.

In the wholesale market, we believe our primary competitors are BT Ireland and MCI, both of whom offer domestic and international wholesale services in other countries and are growing their presence in Ireland. E-net, ESB and Aurora are a sign that government utilities and government sponsored networks are being used to facilitate the development of competing operators. Other competitors include Cable & Wireless, COLT Telecom and Energis. We compete primarily in wholesale leased line sales and switched data services, including ATM and frame relay. In addition, we face competition in the national and international transit market. We believe that we will remain competitive based on overall value for money, taking into account price, network quality, centralised service management, geographic reach of field based support and quality of our account and project management. We compete in the wholesale market based on the comprehensive coverage of our network and the quality of our service.

Mobile services (Meteor)

Competition in the mobile market

Ireland has a mobile penetration rate of approximately 102% (based on ComReg’s report dated 29 March 2006 and covering the period 1 September 2005 to 31 December 2005). Competition for subscribers among mobile communications providers is based principally upon the services and features offered, technical quality of the mobile system, customer service, system coverage, capacity and price. Although mobile penetration in Ireland is 102% it is expected that the sector will continue to grow, as the Irish population is forecast to increase by approximately 1 million (or 25%) over the next 15 years, and in terms of a ComReg published EU table Ireland is still 5% below the European average penetration rate of 107%.

Meteor is competing increasingly with the two established mobile operators, Vodafone Ireland, the Irish subsidiary of Vodafone Group plc, and O2, Ireland the Irish subsidiary of O2 plc. These competitors have substantially greater resources and larger market share than Meteor has, which may affect their ability to compete successfully. Competition is intensifying in Ireland subsequent to the entry of 3 Ireland, which is licenced to operate a 3G network and offers GSM services through a roaming agreement with Vodafone. Vodafone and O2 are each also licenced to operate 3G networks. Also, following a tender process ComReg announced its intention to award a fourth 3G licence to Smart telecom. This potential award has subsequently been withdrawn and the issue is currently before the courts and this could result in the fourth licence being awarded to Smart Telecom.

Although a ComReg decision to mandate MVNO’s on the Vodafone and O2 networks was withdrawn further competition may result from a commercial launch of MVNO’s and/or a new regulatory MVNO mandate following ComReg’s recent announcement that it is to analyse the mobile origination and access market again. 3 Ireland, under the terms of its licence, must also allow MVNO access to new market entrants.

Group Insurance Cover

As an integral part of our risk management annual programme, we utilise third party insurance to mitigate a number of our residual risks. These risks include:

•	property damage and contingent business interruption;

•	employer, public and motor liabilities;

•	directors and officers liabilities;

•	errors and omissions;

•	credit; and

•	engineering liabilities.

Insurance cover for these risks is provided above specific self-insured deductibles and in some cases annual aggregates. This programme is renewed on an annual basis. In addition to the above programme, we also have insurance cover for our public securities transaction risks relating to the Rights Issue in October 2005, IPO in March 2004, and for the issuance of the Senior Notes and Senior Subordinated Notes in July 2003.

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

Disposals and discontinued operations

There have been no material disposals or discontinued operations in the financial years ending 31 March 2005 and 31 March 2006.

Public takeovers

On 23 May 2006, the Independent Directors(1) of eircom and the board of directors of BCM Ireland Holdings Limited, (“BCMIH”) announced that they had reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued ordinary share capital of eircom not already owned by BCMIH. The Offer is to be effected by means of a Scheme of Arrangement under Section 425 of the UK Companies Act. BCMIH is a company that has been formed for the purposes of “BCM” and the ESOT jointly making the Offer for the Group. The Scheme of Arrangement was posted to Scheme Ordinary Shareholders on Tuesday 13 June 2006. Please see Item 4A “Information on the Company - History and Development of the Company - Cash Offer by BCMIH” for further information.

(1)	The representatives of the ESOT on the eircom Board have absented themselves from eircom Board discussions in relation to the Offer. Peter Lynch has absented himself from the deliberations of the Board of the ESOT Trustee in relation to the Offer.

Patents, licences, industrial, commercial or financial contracts or new manufacturing processes

No material portion of our business is dependent on eircom specific or unique patents, licences, industrial, commercial or financial contracts or new manufacturing processes other than those generally found in similar telecommunications businesses.

C. ORGANISATIONAL STRUCTURE

Corporate structure

The following chart provides a simplified overview of the corporate structure of our Group and does not include all of our subsidiaries. All of our operating subsidiaries are held below eircom.

Principal subsidiary undertakings and associated undertakings

The following are the principal subsidiary undertakings and the associated undertakings of eircom Group as of 31 March 2006.

Name	Proportion of Share Capital Held	Nature of Business	Registered Office and Country of Incorporation
Principal Subsidiary Undertakings
Valentia Telecommunications (unlimited public company)	100%	Holding company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen’s Green West, Dublin 2, Ireland.

Meteor Mobile Communications Limited	100%	Provision of mobile telecommunications and related services	4030 Kingswood Avenue, Citywest Business Park, Dublin 24, Ireland.

eircom Funding (unlimited public company)	100%	Financing company	114 St. Stephen’s Green West, Dublin 2, Ireland.

Irish Telecommunications Investments Limited	100%	Telecommunications financing and treasury management	114 St. Stephen’s Green West, Dublin 2, Ireland.

Osprey Property Limited	100%	Property development company	Leitrim House, Upper Stephen’s Street, Dublin 8, Ireland.

Eirtrade Services Limited	100%	Provision of electronic trading services	114 St. Stephen’s Green West, Dublin 2, Ireland.

Indigo Services Limited	100%	Provision of internet services	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom (UK) Limited	100%	Provision of telecommunications and related services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, United Kingdom.

Lan Communications Limited	100%	Systems integrator	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Investments BV(1)	100%	Investment holding company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.

Eircable Limited	100%	Investment holding company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Holdings Limited	100%	Investment holding company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom (Infonet Ireland) Limited	100%	Provision of global data services	114 St. Stephen’s Green West, Dublin 2, Ireland.

GoFree Limited	100%	Property investment company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Phonewatch Limited	100%	Installation, monitoring and maintenance of residential security systems	114 St. Stephen’s Green West, Dublin 2, Ireland.

Associated Undertakings
Altion Limited	33%	Telecommunications software solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.

Buy4Now Limited	22%	E-commerce software developer	9 The Mall, Beacon Road, Sandyford Industrial Estate, Dublin 18, Ireland.

(1)	In the process of voluntary liquidation.

D. PROPERTIES, PLANT AND EQUIPMENT

The Group occupies approximately 1,293 properties. The tenure of these properties may be summarised as follows:

•	approximately 1,008 are freehold;

•	67 are held under long-term leases (leases with a term in excess of 50 years);

•	44 are held under short-term leases (leases with a term of less than 50 years);

•	149 are properties owned by the Irish State. The Group has rights to remain in occupation of these properties; and

•	25 are owned by the Irish Postal Authority, An Post and are occupied by eircom based on statutory rights granted to eircom under the Postal and Telecommunications Services Act, 1983.

Covenants and other restrictions exist with respect to several of the Group’s principal establishments listed below, some of which may affect the Group’s ability to sell or otherwise dispose of such properties.

The properties are used for the following functions:

Function	Number of Properties
Telephone exchanges	1,095
Area engineering headquarters	43
Offices	22
Mast/radio sites	71
Cable stations	1
Other	61

Following the disposal of eircom’s interest in 85% of the St. John’s Road site and the acquisition by eircom of the interest of the Commissioners of Public Works in Ireland in the remaining 15% of the site, eircom is now developing, for our own use, 250,000 sq. ft. office space at the site, as part of our plan to consolidate our Dublin leased office portfolio. For further information please see Item 10C “Additional Information -Material contracts”.

Osprey Property Limited has been incorporated to manage selected sites with development opportunities within the eircom property portfolio.

The Group owns or occupies the following principal establishments:

Property	Area (buildings, gross sq.m.)	Tenure	Use
Dame Court, Dublin	8,592	Freehold	International exchange

Adelaide Rd., Dublin	5,360	Freehold	International exchange

Citywest, Dublin	8,326	Leasehold: 999 year lease from 1 March 1998	Network management centre

Crown Alley, Dublin	5,225	(1) Freehold (2) 150 year lease from 25 March 1889	National exchange and ISP hub

Clondalkin, Dublin	6,219	Freehold	Logistics centre

Mervue, Galway	9,791	Freehold	National exchange, office and depot

Templehill, Cork	2,465	Freehold	Engineering depot

Dame Lane, Dublin	1,518	Freehold	Office

Beggars Bush, Dublin	1,908	Leasehold: 63 years from 7 November 1968	National exchange

Churchfield, Cork	11,771	Leasehold: Two Leases, both 99 years from 1 October 1973	National exchange and office

Roches St., Limerick	5,495	Leasehold: (1) 983 years from 25 March 1799 (2) Two Leases: both 995 years from 25 March 1803 (3) 900 years from 1 May 1831 (4) 900 years from 25 March 1883 (5) 140 years from 1 December 1947	National exchange and office

Quaker Rd., Cork	2,334	Freehold	National exchange

Summerhill, Dublin	1,686	Freehold	National exchange

Priory Park, Dublin	2,367	Two Leases: (1) 999 years from 25 March 1935 (2) 999 years from 1 September 1946	National exchange

Blanchardstown (Grove Road), Dublin	3,221	Freehold	National exchange

114 St. Stephens Green, Dublin	7,360	Leasehold: 35 years from 1981	Office — corporate headquarters

Telephone House, Marlborough St, Dublin	9,095	Leasehold: 44 years from 1971	Office — operator services 999 facility)

E. REGULATION

Fixed-line services

Overview

The basic framework for regulation of the Irish telecommunications market is laid out in a series of legislative acts, the most recent of which is the Communications Regulation Act 2002, and related statutory instruments, which have facilitated the development of competition, principally through the implementation of various EU directives relating to telecommunications.

On 25 April 2002, the EU adopted a new regulatory framework (“NRF”) for all aspects of electronic communications networks and services across the EU. The NRF was implemented into Irish law on 25 July 2003.

The NRF includes a framework directive and four other specific directives on interconnection and access, universal service and users’ rights, the authorisation of operators and service providers and data protection. The main policy objectives of the NRF are to facilitate market entry by simplifying authorisation and licensing conditions and to introduce a more market-focused mechanism for assessing and designating operators with significant market power, by basing it on the concept of dominant position calculated in a manner consistent with competition law practice. National regulators also have greater flexibility to impose access and interconnection obligations according to national circumstances.

The focus of the NRF is, over time, to allow the transition of electronic communications networks from governance by sector specific ex-ante regulation to general competition law. In the long term, the amount of regulation should lessen as competition within the sector grows. In the short to medium term, however, ex-ante sector specific regulation will remain the predominant form of regulation. This new framework also provides operators with greater recourse to challenge the decisions of regulators. The regulator must follow strict procedures in imposing significant market power designations and obligations, and operators can resort to the Appeals Panel through which they can challenge certain decisions of the regulator.

In 2005, the EU Commission initiated a review of the NRF which envisages a new set of directives to be in place by 2009/10. The review involves a series of consultations on the scope and impact if the current NRF and specific legislative proposals are expected to emerge for consideration by the EU Council of Telecommunications Ministers in Autumn 2006.

The regulatory regime

ComReg

The present legislation vests all responsibility for regulating the telecommunications sector in Ireland in a three-person commission called ComReg, other than some residual functions which have been retained by the Minister, and the sector regulated by the Broadcasting Commission of Ireland. ComReg was established under the Communications Regulation Act 2002 as the independent regulator. The Minister may, in the interests of proper and effective regulation of the electronic communications market, give policy directions to ComReg to be followed by ComReg in the exercise of its functions. Prior to the establishment of ComReg, the telecommunications market in Ireland was regulated by the Office of the Director of Telecommunications Regulation, (“ODTR”), which was dissolved under the Communications Regulation Act 2002 that established ComReg. The chairmanship of ComReg rotates amongst the three Commissioners.

ComReg regulates electronic communications principally through a system of general authorisations, licences for radio frequency and rights of use for numbers. We operate our telecommunications business in Ireland under this regime. Prior to 25 July 2003, the most important licence under which we operated our business was the General Telecommunications Licence. This licence was replaced by a general authorisation on 25 July 2003, although some provisions remain in force for a transitional period, described under “The General Telecommunications Licence”, below. Through an amendment to the General Telecommunications Licence, we were awarded both narrowband and broadband wireless local loop licences, which currently remain in force and which permit us to provide General Authorisation services by wireless telegraphy.

The General Telecommunications Licence

Our General Telecommunications Licence was issued in 1998 for a period of 15 years. On 25 July 2003 our General Telecommunications Licence was replaced with a new general authorisation in the context of the implementation of the new EU directives described above, although some provisions remain in force for a transitional period.

We were required under our General Telecommunications Licence and under the new regime to pay a yearly levy, equal to 0.2% of our relevant annual turnover, to ComReg to defray its administrative costs. Various obligations under the General Telecommunications Licence that were triggered by our designation as having significant market power in various areas of our business, as described more fully below, remain in force having been renewed in the current implementation of the NRF.

General authorisations, licences and rights of use

We may not delegate, grant or otherwise transfer, any right, interest or entitlement in our general authorisation. ComReg has extensive powers to enforce or modify conditions to general authorisations, licences or rights of use and to issue directions under those conditions. It is an offence to fail to comply with the conditions of a general authorisation, licence or right of use. ComReg has the power to request information to verify compliance with such conditions and to apply to the Irish High Court for an appropriate court order requiring compliance, including an order directing that a financial penalty be paid to ComReg. ComReg may propose an appropriate penalty in light of the non-compliance, but the court will have discretion to determine the amount of the financial penalty. In addition, ComReg has the power to suspend or withdraw an authorisation, licence or right of use where, in its opinion, there has been a serious or repeated non-compliance with the conditions attached to a general authorisation, licence or right of use, or a failure to meet a specific obligation relating to significant market power or universal service. ComReg may also amend authorisations, licences and rights of use from time to time “where objectively justifiable and in a proportionate manner”. With the exception of decisions on enforcement, decisions of ComReg are subject to a statutory right of appeal to the Appeals Panel. There is also separately, under general administrative law, a right of judicial review of decisions of ComReg.

The NRF involves a change from a system of individual licences to a scheme of general authorisations for electronic communications networks and services, although individual licences and rights of use are still required to provide services involving the use of radio frequency and numbering. ComReg, being the national regulatory authority for Ireland, is charged with the implementation of the NRF in Ireland.

Operators that are designated as having SMP in markets specified under the NRF bear onerous obligations, which are currently set out in the aforementioned EU Directives and the corresponding transposed Irish legislation (Statutory Instruments Nos. 305, 306, 307 and 308 of 2003). Under the previous regulatory regime, SMP obligations applied in four specific markets, fixed networks and services, mobile networks and services, leased lines and national interconnection, where an operator was designated as having SMP in a relevant market if it held 25% or more of that market.

Under the NRF, 18 relevant markets have been identified by the European Commission as product markets in which SMP designations may be made. An operator will be designated as having SMP in a particular market if it has a dominant position, determined in a manner consistent with competition law practice. ComReg’s implementation of the market analysis process is ongoing. Before ComReg can designate us as having SMP, it is required to define the relevant market in accordance with the European Commission’s recommendations and competition law practice. It is also required to carry out a market analysis to determine whether or not there is effective competition in that market.

The table below contains a list of the 18 relevant markets as identified by the EU in its “Recommendation on Relevant Markets”. The table identifies (in the second column) those markets which are applicable to eircom, and indicates the current status of the implementation of the market analysis process under the NRF. The table also identifies those markets where a final decision has been reached by ComReg in designating SMP on operators, as well as those markets in which a final decision has not been reached but is at the draft decision stage.

EU Regulatory Framework - Position at 13 June 2006
Market	Designated SMP Operator	Draft Decision	Final Decision
Fixed network

Residential access *	eircom	Initial market review and Draft Decision out of date; new review in progress

Business access *	eircom	“

Residential national calls *	eircom	“

Residential international calls *	eircom	“

Business national calls *	eircom	“

Business international calls *	eircom	“

Retail leased lines comprising: National leased lines up to 2 Mb/s National leased lines above 2 Mb/s International leased lines	eircom None None		✓

Call origination **	eircom	Initial market review and Draft Decision out of date; new review in progress

Call termination **	eircom	“

Transit services **	eircom	“

Unbundled access (including shared access)	eircom		✓

Broadband access i.e. bitstream	eircom		✓

Terminating segments of leased lines	eircom		✓

Trunk segments of leased lines	eircom		✓

Mobile networks

Access and call origination	Vodafone and O2	Decision withdrawn

Call termination	Vodafone, O2, Meteor 3 Ireland (decision withdrawn)	Review in progress	✓

International roaming ***	None	Review in progress

Broadcasting networks

Transmission to broadcast TV and radio	RTÉ Transmission Networks Limited		✓

*

ComReg is attempting to treat residential and business markets as one inclusive market. On 1 February 2006, ComReg published an Information Notice (06/05) stating its intention to issue a further consultation on the Retail Calls and Access markets as a number of months have elapsed since ComReg notified the European Commission on the review of the Retail Calls and Access markets. The consultation will provide ComReg with the opportunity to revisit the market reviews. On 24 February 2006, there was a ‘Call for Input’ from ComReg (ComReg 06/10) in relation to the ‘Retail Access and Call Market Review - further consultation in relation to markets 1-6’. The ‘Call for Input’ invited interested parties to provide any additional comment and data in relation to issues that were previously consulted upon by ComReg and any new market developments that may have occurred. ComReg will use the information and comments received in the drafting of the new consultation document. On 11 May ComReg issued a Data Direction to eircom and other operators to progress its market review.

**	On 1 February 2006, ComReg published an Information Notice (06/05) stating its intention to issue a further consultation on the Interconnection markets as a number of months have elapsed since ComReg notified the European Commission on the review of the Interconnection markets. The consultation will provide ComReg with the opportunity to revisit the market reviews. On 9 June 2006, ComReg issued a Data Direction to eircom and other operators to progress its market review.
***	On 13 April 2006, ComReg published a consultation document (06/20) to review the Wholesale International Roaming market. ComReg’s initial market review finding is that no operator has SMP in this market.

ComReg has discretion, subject to EU Commission approval, not to elect one or more of the markets identified by the EU Commission and/or to elect additional markets that are not contained in the EU Commission recommendation. ComReg has proposed to define the retail calls and access market to include residential and non-residential users, notwithstanding that these are separate markets in the EU recommendation. ComReg has notified to the EU Commission its intent to conduct market analyses on two markets additional to the 18 recommended markets: the national market for payphone access and call services and the wholesale national market for international transit. ComReg is currently collecting market data from industry players and will undertake its market analyses in due course. As discussed ComReg has or is proposing to designate us with SMP in most of the fixed markets in which we operate with certain exceptions including the retail national leased lines above 2Mb/s, and international leased line markets.

Once an operator has been designated as a SMP operator in a market, ComReg is obliged to impose such obligations on that operator as ComReg considers appropriate, including obligations of transparency, price control, and cost orientation of prices.

Regulation of our products and services

Fixed-line services

Retail price regulation

Where ComReg finds a lack of effective competition in a relevant market for a retail service, or where the provider of a service has a dominant position in the market for the supply of those services, it may choose to impose a price cap. The retail price cap may be imposed for a specified basket of telecommunications services offered by a relevant provider and for specified services within that basket. The allowable percentage change under retail price caps in Ireland is tied to the percentage increase in the CPI plus or minus a factor set periodically by ComReg.

The current retail price cap order came into operation on 4 February 2003 and applies solely to eircom. This order places a price cap on tariffs charged on a specified basket of our retail products and services. The retail price cap requires that a weighted average of the prices of the products in the basket increase annually by no more than the CPI minus 0%. This order replaced the previous price cap which imposed a limit on increases in the relevant basket to no more than CPI minus 8%. The current price cap also removed the sub-caps on prices for individual services in the basket which applied under the previous order.

As part of the NRF market review process, ComReg published a draft decision relating to the fixed-lines and fixed calls markets in March 2005. The draft decision provides that the retail price cap be maintained at CPI minus 0% on a basket of services until the market is next reviewed. ComReg has based its market assessment on a time horizon of about 2 years, which is the expected duration of the decision when adopted. ComReg also proposes that there be a sub-cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year thereafter reverting to CPI minus 0%. On 24 February 2006, there was a ‘Call for Input’ from ComReg (ComReg 06/10) in relation to the ‘Retail Access and Call Market Review - further consultation in relation to markets 1-6’. The ‘Call for Input’ invited interested parties to provide any additional comment and data in relation to issues that were previously consulted upon by ComReg and any new market developments that have occurred. ComReg will use the information and comments received in the drafting of the new consultation document. If eircom is found to have SMP then the ComReg work programme indicates that they will conduct a review of the Retail Price Cap in August 2006.

The main basket items included under the current price cap are as follows:

•	the rental of PSTN and ISDN lines;

•	initial connection and takeover of PSTN and ISDN lines;

•	local calls;

•	national calls;

•	operator calls;

•	payphone calls; and

•	fixed-to-mobile calls.

International calls and directory enquiry calls are not directly within the retail price cap except as part of payphone charges and the VUS control bill.

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

In addition, ComReg is currently conducting a process aimed at improving tariff transparency in the telecommunications market. The stated objective of the exercise is to “provide a fair, broad based comparison of alternative tariffs”. In support of this process ComReg established an interactive website for consumers. This website currently covers only mobile services and ComReg intends to launch a fixed-line and broadband version of the website by mid 2006. On 20 June 2006 ComReg circulated a link to the proposed site for operators to give comment by 5 July 2006. ComReg will make the fixed-line and broadband site available to operators for testing in advance of the launch.

Interconnection

As we are currently designated as having SMP in the fixed voice telephony market, we must offer interconnection services to OAOs seeking such services, by means of the publication of a RIO. This sets out the tariffs, contract terms and conditions at which we offer interconnection services. These must be non-discriminatory and transparent. We must also ensure that our cost accounting systems are suitable for implementing our interconnection obligations. ComReg may compel us to justify our RIO.

RIO prices are based upon the long run incremental costs of providing interconnection services, plus a rate of return on investment. ComReg has issued various notices and decisions relating to the methodology for calculating these prices, including the calculation of costs that may or may not be included in setting RIO prices as well as the appropriate rate of return on investment we are permitted to have. We make regular submissions to ComReg in relation to such notices and decisions, and in particular have urged ComReg to adopt modified models as a basis for the calculation of costs and, ultimately, RIO pricing.

On 3 February 2003, ComReg issued a decision notice that provides that a nominal pre-tax cost of capital of 11.5% will be used as the basis for allowing us an adequate rate of return for regulatory purposes, including for setting RIO and various other wholesale rates, until ComReg decides otherwise.

In February 2003, ComReg issued a consultation paper seeking responses from operators on a number of issues relating to interconnection services, including whether a price cap should be introduced for interconnection services, and the method by which carrier billing and administration costs could be recovered, if at all. In May 2003, ComReg stated that it believed in principle that a wholesale price cap should be introduced and that it would consult further in a separate paper on this matter shortly. In August 2003, ComReg further noted that it found the responses received in regards to the consultation helpful and, where appropriate, would factor the responses into its analysis. ComReg has also recently commenced a bottom-up review of the costings for eircom’s core network. The outcome of this review may serve as an input to the setting of a wholesale price cap by ComReg.

As part of the implementation of the NRF, ComReg has published a draft direction on the market analysis for interconnection markets in Ireland and it issued a draft decision in May 2005. In February 2006, ComReg published an Information Notice (06/05) stating its intention to issue a further consultation on the Interconnection markets as a number of months have elapsed since ComReg notified the European Commission on the review of the Interconnection markets. The consultation will provide ComReg with the opportunity to revisit the market reviews. It is unlikely that any of the obligations relating to pricing of our interconnection services will be relaxed as a result of this process.

On 22 April 2005, ComReg issued a direction to eircom which finalised the number translation code (“NTC”) rates for the period April 2003 to April 2004. Settlement of these rates involves once off retrospective payments by us to other operators and by other operators to us.

On 9 June 2006, ComReg published an Information Notice (ComReg 06/23) agreeing final Interconnection rates for the financial years ending March 2005, 2006 and 2007. In the same Information Notice, ComReg states that it may be in a position to consult on the use of a wholesale price cap to set rates beyond March 2007.

Partial private circuits

Partial private circuits are partial leased lines that connect a customer’s premises to the point of connection between our network and that of another authorised operator. OAOs that own a core network can use partial private circuits, which are priced off a different tariff schedule, as a substitute for wholesale leased lines. The price at which we provide partial private circuits is regulated by ComReg under our RIO and is required to be based on long run incremental costs. Following completion of a review by ComReg of our cost calculations, in February 2004 we reduced our prices for partial private circuits by approximately 20%. The current pricing will apply up to 30 June 2006. From 1 July 2006 a price reduction averaging 6.5% across the range of partial private circuits will apply. This pricing will apply until a further review by ComReg, which is not anticipated before June 2007.

ComReg is conducting a bottom-up review of the costings for eircom’s core network. The outcome of this review may impact the future pricing of regulated wholesale products that use our core network.

Leased lines

Leased lines are fixed point-to-point and point-to-multi-point connections providing dedicated capacity between locations and are used for high volume voice, data or multimedia transmission. We offer leased lines on a wholesale and retail basis. We are required to submit proposed prices or price changes to ComReg for approval. The prices at which we offer leased lines must be cost oriented. Our retail leased line prices were last amended in June 2000.

We are required by ComReg to offer leased lines to OAOs on a wholesale basis at a price equal to the retail price (including discount prices for leased line products) less a discount of 8%. On 30 March 2006, ComReg finalised its analysis under the NRF (ComReg 05/29) of the wholesale markets for terminating segments and trunk segments of leased lines. In a decision notice published in March 2005, we were directed that prices we charge to any other undertaking for access to or use of a wholesale leased line of capacities up to and including 2Mb/s shall be at least 8% less than the retail price. Wholesale leased lines of capacities above 2Mb/s must be offered to other operators on terms and conditions equivalent to those offered to our retail division. Regulatory obligations in the markets for retail leased lines above 2Mb/s and retail international leased lines were lifted. On 26 April 2005, we appealed to the Appeals Panel parts of the decision relating to the definition of the boundary split between trunk and terminating segments of leased lines and the requirement for wholesale leased lines. On 21 February 2006, eircom and ComReg advised the Appeals Panel that the appeal had been settled. ComReg clarified its decision to our satisfaction and agreed to conduct a new market review process as soon as possible.

ComReg has issued a number of directions which require us to transfer leased lines with a minimum interruption in service, at prevailing wholesale terms and conditions, if a retail customer wishes to switch to another provider for leased line services. ComReg issued the most recent direction in relation to the transfer of leased lines from retail to wholesale customers on 15 January 2004. The required process has been implemented. In April 2005, ComReg re-opened discussions with the other operators to conclude its draft direction in relation to the transfer process for OAO to OAO and OAO to eircom leased lines transfers. Finalisation of the draft direction would require us to implement a cost oriented and efficient in-situ transfer process with corresponding tariffs within three weeks of the date of the direction. These would have to be implemented one month after the date of the final direction. The in-situ process would be implemented one month thereafter. ComReg has not progressed the issue to final direction.

Unbundled local loops

We are obliged to make our copper cables, or local loops, that run from customers’ premises to the local exchange, available to OAOs. The local exchange lines we make available are referred to as “unbundled local loops”. OAOs may site their equipment in or adjacent to our local exchanges so that they can use our local access network directly by connecting their equipment to it. They are then able to use our access network to offer services directly to the customer.

We are obliged to meet reasonable requests for new forms of full and shared unbundled access to our local loop and related facilities under transparent, fair, reasonable and non-discriminatory conditions. An assessment of whether a request for access is reasonable is made with reference to criteria set out in the applicable regulations. See “Wholesale tariffs - Unbundled local loops” in this item.

The pricing for shared access to eircom’s unbundled loops was not addressed in the November 2004 ComReg direction. ComReg has conducted a consultation on this pricing and published a draft decision in March 2005 proposing that no copper costs remain to be recovered from the shared access service as they consider that eircom’s access prices are fully rebalanced. The current price for shared access of €7.52 per month recovers approximately 50% of the costs of a copper loop whereas in its draft decision ComReg proposed a rental price of €0.39 per month. We have responded to the draft direction objecting to ComReg’s proposals and are awaiting a response from ComReg.

On 14 February 2005, we lodged an appeal with the Minister against ComReg Decision Notice D1/05 of 18 January 2005, which purported to direct us in relation to a response to newly requested forms of access to our network, including newly requested forms of LLU access. On 15 February 2005, and notwithstanding our notification of appeal to the Minister, ComReg issued an enforcement order seeking to compel us to comply with the directions in Decision Notice D1/05. On 17 February 2005, we instituted judicial review proceedings in the Irish High Court of ComReg’s enforcement orders and directions to the extent that they negated our right of appeal. On 29 July 2005, the High Court ruled in our favour, declaring that ComReg could not operate Decision Notice D1/05 and the enforcement orders in such a manner as would impair or curtail our right to appeal Decision Notice D1/05 to the Appeals Panel. ComReg withdrew Decision Notice D1/05 on 14 September 2005. On 24 October 2005, eircom submitted its response to the Access Seekers Market Requirements Document (“MRD”). As requested by eircom ComReg set up an industry forum to address the issues raised in the MRD response. Following a number of meetings of the Industry Forum, the Access Seekers submitted a revised MRD on 7 February 2006 requesting, inter alia, an interim manual process to support the newly requested forms of access. eircom submitted its response to the revised MRD on 23 March 2006. eircom is awaiting a formal response from ComReg and the Access Seekers to the proposals. ComReg has set up industry meetings which are ongoing. On 30 May 2006 ComReg published an Information Notice (ComReg 06/21) which set out milestones for LLU. The milestones relevant to eircom are: a) ComReg convened an industry meeting to develop an interim product on 31 May 2006; b) ComReg convened an industry process meeting on 31 May 2006; c) eircom to develop an interim LLU solution with trial launch date by 8 August 2006; and d) eircom to commence work on the delivery of a long term fit for purpose LLU solution by 8 August 2006.

On 31 March 2006, we had 1,486 shared access local loops and 7,805 fully unbundled local loops.

ADSL bitstream

ADSL bitstream is a broadband access product comprising a high-speed access link to the customer’s premises, which we create by installing ADSL equipment and configuring our local access network and making it available to OAOs.

ComReg published Decision Notice D3/05 on 17 February 2005 which designated us with SMP in the wholesale bitstream market. Under this designation there were interim price controls set on our wholesale bitstream services, the price being set at the retail price less a defined monetary amount depending on the particular bitstream product. We lodged an appeal to the Appeals Panel against Decision Notice D3/05 on 16 March 2005. In August 2005, ComReg issued a consultation proposing a revised control, eircom responded to this consultation on 16 September 2005 generally welcoming the revised proposals. ComReg published its Final Decision Notice D1/06 on 13 January 2006, replacing Decision Notice D3/05. As a result of the publication of the final decision, both eircom and ComReg advised the Appeals Panel on 23 January 2006 that the appeal should be discontinued.

In January 2004, ComReg directed us to offer a bitstream port transfer product and process. This facilitates a customer with an existing ADSL service switching to another authorised operator without the need for a significant break in service.

In April 2005, we increased the download speeds of our bitstream products to support higher speed retail products. In June 2005 introduced a ‘time based’ bitstream product, which has been available to OAOs since 7 July 2005. In January 2006, the download speeds were increased again for the bitstream products.

Number portability

Geographic number portability permits a customer with a telephone number that was assigned based on geographic location to retain that telephone number when changing local service providers, provided the customer’s telephone line remains physically located within the same geographic area. Non-geographic number portability similarly permits customers with numbers that are standard throughout the country, including Freefone and premium rate service customers, to migrate to another authorised operator without changing their telephone number. Number portability was intended to remove the significant barrier to competition believed to result from customers having to change their telephone numbers if they wanted to change service providers.

Each operator is responsible for making its network capable of handling number portability. We and each other operator are responsible for certain individual costs in relation to this activity, while certain other costs are shared between operators.

Carrier pre-selection

We are also required by ComReg to provide carrier pre-selection facilities. Carrier pre-selection allows customers on our network to access the services of a competing network operator by pre-selecting that operator to carry every call of one or more specified type. Without carrier pre-selection, a customer can select another authorised operator for a particular call by dialling a three or four digit access code before each call. The introduction of carrier pre-selection makes it easier for our customers to choose competing operators to handle their calls. On 5 February 2004, ComReg published a guide for consumers on carrier pre-selection, which provides details of OAOs offering the service to residential and small business customers.

Carrier pre-selection enhancements

In July 2002, ComReg directed us to provide additional services as enhancements to carrier pre-selection, including carrier pre-selection single billing through WLR, carrier pre-selection through agency re-billing and ancillary services.

In January 2003 ComReg directed the implementation of single billing products: Single Billing through Wholesale Line Rental (“SB-WLR”), Agency Rebilling (“SB-AR”) and Wholesale Ancillary Services (“WAS”). Under SB-WLR we are obliged to offer OAOs a wholesale version of retail line rental with all calls being carried through CPS. SB-AR is an agreement for onward billing to the end-user. These services are designed to allow OAOs to combine line rental and call services in a single bill, increasing the competitiveness of services offered by those operators.

Carrier pre-selection single billing through WLR

Carrier pre-selection single billing through WLR allows an authorised operator to resell our access service. We maintain and repair the access line, which remains connected to our switched network, and bill the operator for the use of the line. The operator bills the end customer for the operator’s bundled service. As a prerequisite for this service, the end customer must choose the relevant operator to carry all calls using carrier pre-selection.

Carrier pre-selection single billing through agency re-billing

Carrier pre-selection single billing through agency re-billing enables an operator to bill the end customer for all services delivered over a particular line. As with carrier pre-selection single billing through WLR, a prerequisite for this service is that the end customer must have made a carrier pre-selection for all call types with the relevant operator. We were to have agreed pricing for carrier pre-selection single billing through agency re-billing, but ComReg has not sought the implementation of this product as there was no demand. However, the original direction still holds.

Ancillary services

We are also required to make call tracking, call barring, voicemail, call waiting, three way calling and alarm/reminder call and similar services available to all operators as ancillary services to carrier pre-selection single billing through WLR. These services are provided through the SB-WLR product.

Restrictions on win-back activities

Following a consultation process, on 24 September 2003, ComReg adopted a package of measures, which also apply to all OAOs and re-sellers, including a three-month “no contact” period for all CPS win-back activities other than win-back activities relating to carrier pre-selection single-billing through WLR services, to which a “no contact” period of four months applies. The package also includes an initiative on price transparency, proactive monitoring by ComReg to ensure compliance and various enforcement measures. ComReg reviews win-back procedures on an ongoing basis. Following complaints from OAOs and us, and subsequent investigations by ComReg, other operators and eircom have on several occasions been found in breach of the CPS Code of Practice. ComReg has on a number of occasions published these breaches.

As a consequence of a number of complaints from OAOs and subsequent findings by ComReg that eircom was in breach of the CPS code of practice, on 27 May 2004 ComReg directed eircom to adopt a procedure whereby all eircom representatives who make contact in person with consumers must offer to provide written confirmation to the consumer of any rate quoted or rate comparison made during all contacts where a rate is quoted or a rate comparison is made. eircom has notified ComReg that it has complied with this direction. On 12 August 2004, ComReg published its Code for Tariff Presentation (ComReg 04/86) under which all service providers must offer to provide in writing the same tariff information as provided orally.

In 2005, ComReg proposed that financial penalties be established for breaches of the CPS Code of Practice. In an exchange of letters between eircom and ComReg in March 2006, however, ComReg stated that it was minded to continue with the present regime.

If we are found to be in further violation of applicable laws and regulations in relation to our winback activity ComReg could further restrict our procedures or initiate enforcement proceedings.

FRIACO

FRIACO is an unmetered interconnection service that provides capacity from originating customers to the point of connection of an operator. Authorised operators that are also ISPs use this service to offer bundled or unmetered internet access. It is also used by authorised operators to offer capacity for onward resale to other ISPs. ComReg required us to begin providing this service in February 2003, to facilitate OAOs’ introduction of retail offerings by June 2003. The price at which we are required to offer this product is set by reference to the number of ports provided to the OAO, and the price that would be charged under our RIO for the projected volume of traffic for each port. Having reviewed our cost information, on 21 February 2003 ComReg determined a final price to apply for the FRIACO product for six months from this date. ComReg reserved the right to review FRIACO pricing at six month intervals, but to date has not exercised this right.

VoIP

On 14 October 2004, ComReg published a direction in which they nominated the code “076” as the code for PSTN access to VoIP services in Ireland. This was followed on 21 March 2005 by a set of directions to enable the opening of access to this number range by 1 May 2005. The directions included a direction to eircom to set one initial price point to facilitate the introduction of VoIP services. This price point will be known as “VoIP Local” and have per second rates of 0.0679c, 0.0173c and 0.0173c for daytime, evening and weekend respectively, excluding VAT. Interconnection settlements for calls to 076 services follow the NTC regime.

Universal service obligations

Irish and EU law requires ComReg to promote the provision of a defined set of basic telephony services to all users in Ireland independent of their geographical location and at an affordable price, whether or not the provision of those services is economic. ComReg satisfies these requirements, in part, by designating one or more operators as having a USO to provide these services. The universal service elements that must be provided are essentially basic voice services, standard fax and low speed data services of specified quality and reasonable access to public payphones and directory enquiry services.

In Ireland, we are the only operator that has been designated by ComReg as having USO. On 25 July 2003, we were designated under the NRF as the sole universal service provider for a period of three years. All of our previous obligations relating to the provision of telephone lines, payphones and directory services have been maintained. Our obligations have been extended to include service to people with disabilities and to provide geographically averaged prices throughout Ireland, which has always been our practice. Previously, we provided these services on a voluntary basis. ComReg has discretion to withdraw a designation, or part of it, or withdraw a designation for a particular area of Ireland and designate another operator or operators as having USO, and may review and amend any aspect of the designation.

In March 2005, ComReg initiated a consultation on two aspects of eircom’s USO: the provision of access at a fixed location and the provision of functional internet access.

With respect to provision of access at a fixed location, ComReg has proposed that a threshold of €7,000 be applied when eircom considers requests for services that are costly to provide. If the cost of providing service is below the threshold, eircom should consider the request as ‘reasonable’ and supply service for the standard connection fee, which is currently €107.43 (ex VAT). If the cost is above the threshold, eircom should supply service if the customer agrees to pay the amount in excess of the threshold, and the standard connection fee.

With respect to provision of functional internet access, ComReg has proposed a minimum data rate of 28.8Kb/s with a target of 94% of telephone lines meeting this minimum data rate by June 2006. This proposed data rate is consistent with eircom’s investment plans. We expect ComReg to publish a final decision notice shortly.

There is a statutory provision that permits ComReg to establish a fund that would allow us to recover the net cost of meeting our USO, if ComReg determines that meeting our USO is an unfair burden on us. We have completed an independent study of the net cost of USO on the company and we are considering seeking the establishment of such a fund.

On 30 March 2006, ComReg launched a consultation on “The Future Provision of Telephony Services Under Universal Service Obligations,” proposing to continue with the current arrangements whereby eircom would remain as the sole designated USP for a further period of four years. The consultation closed on 11 May 2006.

To date eircom has not received compensation for serving as USP. As required under EU law, there is a statutory provision that permits ComReg to establish a fund that would allow us to recover the net costs of meeting our USO if ComReg determines that that net cost is an unfair burden on us. We commissioned an independent study of the net cost of USO, which was delivered to us in February 2005. In our submission in respect of the March 2006 consultation, we have sought the establishment of such a fund. If such a fund is not established, it will have neutral impact on the current operating profit. However if the losses we incur from satisfying our USO increase and a USO fund is not established, our operating profit may be negatively impacted.

National Directory Database

eircom has obligations in relation to the National Directory Database, (“NDD”). eircom manages and updates the NDD on behalf of the industry. The NDD contains all telephone numbers listed in public directories or available through directory enquiries. Extracts of the NDD are used for direct marketing calls by telemarketing companies. The Data Protection Act must be followed with respect to these calls, subject to ‘Opt-Out’ discussed below.

The NDD can be used to record the preference of subscribers not to receive unsolicited calls or faxes i.e. consumers can ‘Opt-Out’ of receiving cold calls from direct marketing companies. All telecommunications providers (including eircom) are obliged to update the NDD if a customer’s preference is to be listed as ‘Opt-Out’ of the NDD. This obligation was publicly launched on 21 July 2005 by ComReg and the Office of the Data Protection Commissioner (“ODPC”). eircom has notified all customers of the opportunity to ‘Opt-Out’.

Some customers that are ex-directory and therefore not recorded in the NDD complained to ComReg and the ODPC that they had received direct marketing calls. Subsequently an industry forum was established as proposed by eircom. At an industry meeting on 30 May 2006, ComReg and the ODPC stated that a ‘Black List’ of customers that have ‘opted out’ of receiving marketing information must be implemented by the end of September 2006. On 8 June 2006, the ODPC published a draft Enforcement Notice which will provide legal certainty. On 8 June 2006, ComReg also published a draft Direction requiring implementation of the above. Also on 8 June 2006, ComReg published a timetable for implementation and guidance for operators on appropriate communication with ex-directory customers.

Accounting separation consultation

On 10 March 2005, ComReg initiated a consultation on the contents and form of eircom’s separated accounts. We submitted our response to this consultation on 3 June 2005, objecting to many of ComReg’s proposals which would significantly increase our accounting separation and cost accounting obligations. ComReg’s final decision is pending.

Compliance

On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we have put internal controls in place that we believe will prevent such events from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 9 March 2005.

If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

Notification of non-compliance by eircom with its non-discrimination obligation

On 23 June 2006, ComReg notified eircom that it had made a finding that eircom is in breach of Regulation 7(1)(a) of the Interconnection Regulations, by discriminating against other operators in relation to the provision of customer information.

eircom is co-operating fully with ComReg in relation to the issue. eircom has one month from the date of this notification either to make representations in relation to the notification or remedy any non-compliance. ComReg will make a final decision at that point as to how to proceed. If, at that stage, ComReg is of the opinion that eircom is not in compliance it may then apply to the High Court for an appropriate order, including a financial penalty.

Impending regulation

In the current calendar year we expect, based on our understanding of ComReg’s ongoing work programme, that ComReg’s agenda will continue to be focused on completing the implementation of the NRF. We expect that by the end of 2006 ComReg will have completed its analysis of the remaining fixed markets and will have informed the EU Commission of the ex-ante regulatory obligations it intends to impose those operators it has designated as having SMP in such markets. For those markets which have been reviewed already, ComReg will begin a new cycle in 18 to 24 months, as advised by the European Commission.

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

Under the Competition Act, the Competition Authority is given the power to:

•	consider and, if appropriate, grant clearance to, or prohibit, merger agreements which have been notified to it (although the Minister also reviews and can hand down clearance or prohibition decisions on “media mergers” under the Competition Act);

•	investigate arrangements and dominant positions that are suspected of being anti-competitive;

•	investigate competition related matters referred to it;

•	study and analyse any practice or method of competition; and

•	institute civil and/or criminal proceedings in the courts to enforce the Competition Act. The Competition Act is also enforced through private litigation.

Although the Competition Authority has sole jurisdiction to enforce Irish competition laws, there are some areas where ComReg’s powers to enforce telecommunications law may overlap with the Competition Authority’s jurisdiction. The Competition Act contains provisions for co-operation between the Competition Authority and other statutory bodies, including ComReg. Pursuant to these provisions, ComReg and the Competition Authority entered into a co-operation agreement in December 2002. Please see Item 3D “Risk Factors” for further information.

In addition, we are also subject to European Community competition law.

Non-Irish regulation

Although we principally provide telecommunications services in Ireland, we also provide some telecommunications services outside Ireland in the United Kingdom and the United States through certain of our subsidiaries and related companies, and are accordingly subject to their laws. Prior to 25 July 2003 in the United Kingdom, through subsidiaries, we operated under public telecommunications operator licences issued under the UK Telecommunications Act 1984. These licences enabled us to provide facilities-based telecommunications services both within the United Kingdom and from the United Kingdom. In the United States, through a subsidiary, we have an international carrier’s licence, also known as a section 214 licence, which allows us to provide both facilities-based and resold telecommunications services, including voice and data services originating in the United States and terminating in countries outside the United States, including Ireland. The UK Government has replaced the system of licensing telecommunications in the United Kingdom from 25 July 2003 with the provisions of the Communications Act 2003, and the requirement to hold a licence has been replaced by general authorisations. Such general authorisations, broadly similar to those applicable in Ireland as described above in “General Authorisations, Licences or Rights of Use” govern our services within and from the United Kingdom from 25 July 2003. More onerous regulatory obligations will apply to those undertakings found by the UK Office of Communications, (“Ofcom”), or with respect to decisions taken before 29 December 2003, the UK Director-General of Telecommunications, to have significant market power in certain specified markets.

In a decision dated 28 November 2003 the Director-General of Telecommunications of Ofcom determined that our UK subsidiary, eircom UK, along with all other providers of fixed networks in the UK, has significant market power in the market for fixed geographic call termination. The Director-General further decided to require eircom UK to provide network access if reasonably requested to do so and to do so on fair and reasonable terms. The Director-General’s stated view is that any of our fixed geographic call termination charges that are not based on BT plc charges are unlikely to be fair and reasonable.

While this measure does affect the ability of eircom UK to set termination charges in the UK, its current effect is minimal on eircom UK. In the UK, eircom mostly uses BT’s network for terminating call traffic. Therefore, eircom benefits from regulatory measures imposed by Ofcom on BT which have the effect of reducing call termination charges.

Mobile services (Meteor)

Mobile communications licence

The licensing, network performance and operation and ownership of mobile communications systems, and the granting and renewal of applicable licences and radio frequency allocations, are regulated by ComReg. Meteor’s GSM licence was initially granted on 19 June 2000. The licence has a duration of one year and was last renewed on 22 July 2005. The licencee may apply to ComReg annually for renewal of the licence and ComReg has a discretion to renew the licence. According to the Wireless Telegraphy GSM Regulations 2003, such a licence may be renewed annually up to a maximum of 15 years from the initial grant of the licence (after which the licence expires). While there is a fixed duration on the GSM licences as set out in Regulation 4(2) and 4(5) of the GSM Mobile Telephony Licence (Amendement) Regulations, 2003, to the best of our knowledge and to the best of ComReg’s knowledge there is no history of ComReg (and previously the ODTR) not renewing the GSM Licence of a Licencee under the GSM Licence Renewal process, when the Licencee is in compliance with its licence conditions. Meteor’s mobile licence authorises it to provide nationwide telecommunications services in Ireland over radio frequencies licenced by ComReg, utilising GSM technology operating at the 900 MHz and 1800 MHz bands. The licence terms and conditions include several initial performance requirements regarding network coverage and quality, pricing and access to services, which Meteor has always satisfied. There are no regular reporting obligations, but ComReg has the ability to, and frequently does, request detailed information on the licence obligations.

Mobile number portability (“MNP”)

MNP was introduced into the Irish mobile communications market in 2003. It requires all mobile operators to implement technical and customer service solutions that will enable GSM customers to switch mobile providers while keeping their original phone number. Each mobile operator receiving a customer under MNP must also pay €20 to the other operator to cover the administrative fees of importing the number. Meteor was in compliance with the rules regarding MNP and to date has been the largest net beneficiary of subscribers following the implementation of MNP.

Termination rates

In a Decision published on 8 June 2004, ComReg found that the market for MVCT services on mobile phone networks in Ireland was not competitive and deemed Vodafone, O2, Meteor and 3 Ireland to have significant market power for MVCT on their own networks.

On 6 July 2005, ComReg issued a draft decision on the proposed obligations for these SMP operators prior to adopting its final decision. ComReg concluded that MVCT prices in Ireland need to be cost-oriented and, over time, must be reduced to efficient operator levels. The draft decision provides that as at 1 September 2005, MVCT rates must be capped at current levels until further notice by ComReg. From 1 September 2005, and prior to the establishment of a definitive level of cost-orientated charges for each of the SMP operators, ComReg may issue directions for the purpose of establishing a graduated step approach towards cost orientation of a price cap for MVCT rates. In doing so, ComReg may employ international benchmarking. As a result of these regulatory obligations upon ourselves and other mobile network operators, there will be a gradual decline in MVCT rates over the next four years. Meteor, in common with the other mobile operators, has entered into a voluntary agreement with ComReg capping the changes in

Meteor’s MVCT rates to CPI minus 7.5%, where CPI is 3%, annually for 2006 and 2007. Reductions agreed by Vodafone and O2 are greater and Meteor will therefore maintain MVCT rates that are higher than Vodafone and O2’s until 31 December 2007. ComReg may issue directions on further reductions for the subsequent two year period or, alternatively, may enter into a new voluntary reduction arrangement with the mobile operators.

International roaming

As outlined below, Meteor believes that regulatory intervention at the EU or national level will result in a step change reduction in the retail tariffs that it charges its customers who roam abroad and in the wholesale international roaming rates that it charges to other MNOs whose customers roam on Meteor’s network in Ireland. As Meteor’s international roaming revenues currently comprises 5% of its revenues, the affect on Meteor’s revenues and business will be modest.

•	Possible ComReg regulatory intervention - Under the new European regulatory framework, ComReg is obliged to define and assess the conditions of competition in the “national wholesale market for international roaming services on public networks”. ComReg commenced this market review on 13 April 2006.

In its initial assessment of the market, ComReg was satisfied that the national wholesale market for international roaming services in Ireland is not characterised by single or joint dominance and thus does not propose the imposition of any regulatory obligations on Meteor or other MNOs in the market. ComReg intends, though, to continue to monitor developments at both the retail and wholesale level to ensure that market power could not be exercised to the detriment of the internal market.

•	Possible European Commission regulatory intervention - On 8 February 2006, Viviane Reding, The European Commissioner for Information Society and Media, announced a plan to propose a EU regulation on international roaming charges. This announcement was followed by a first consultation from 20 February to 22 March 2006 on the form the future regulation could take.

On 3 April 2006, the European Commission opened the second phase of consultation on a “Proposal for a Regulation of the European Parliament and of the Council on mobile roaming services in the Single Market”. Comments were invited by 12 May 2006. The Commission proposed regulatory intervention both at the wholesale and retail level, but the first objective is to regulate retail prices in order to reduce them substantially.

The Commission proposes a ‘home pricing rule’ that would link retail prices for international roaming calls to the customer’s home prices for comparable domestic mobile services and would abolish charges for receiving calls when roaming abroad. National regulators, however, favour an approach based on wholesale regulation with retail regulation used only as a ‘back-stop’. It is not yet clear which of these two approaches will prevail.

The Commission is expected to adopt its proposal for a regulation in July 2006 and to forward this to the European Parliament and the Council for final adoption. The regulation is expected to enter into force by Summer 2007.

Mobile virtual network operators (MVNOs)

A recent decision by ComReg that Vodafone and O2 must, if requested, host MVNOs on their networks was withdrawn following appeal to the Electronic Communications Appeals Panel. We cannot guarantee that Vodafone and/or O2 may not provide MVNO access on commercial terms, or that ComReg may not reintroduce an MVNO access mandate at some stage in the future following further market analysis. Also as a condition to its 3G licence, 3 Ireland must, if requested, host MVNOs on its network at a discount of at least 35% to its retail prices. At some point in the future, Meteor may also be required to give MVNO access, further increasing the risk of competition.

ITEM 4A

UNRESOLVED STAFF COMMENTS

None.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussions together with the consolidated financial statements of eircom Group, Valentia Telecommunications and eircom and the related notes to those financial statements in Item 18 “Financial Statements”. eircom Group, Valentia Telecommunications and eircom have prepared their consolidated financial statements, and eircom Funding has prepared its financial statements, in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. A discussion of the principal differences relevant to the financial statements of eircom Group, Valentia Telecommunications, eircom and eircom Funding and a reconciliation to U.S. GAAP of net income and total equity for the financial periods discussed herein are set forth in note 47 to the audited consolidated financial statements of eircom Group, in note 44 to the audited consolidated financial statements of Valentia Telecommunications, note 42 to the audited consolidated financial statements of eircom and note 19 to the audited financial statements of eircom Funding included in Item 18 “Financial Statements”.

In this section, when we say “we”, “us”, “our” or other similar terms, it refers to Valentia Telecommunications and its subsidiaries for the period from 1 April 2002 to 8 July 2003, and eircom Group and its subsidiaries for the period from 9 July 2003 to 31 March 2006 unless the context otherwise requires.

Basis of Presentation of Financial Information

The information relating to :

•	First time adoption of IFRS is set forth in note 2 of Item 18 “Financial Statements”.

•	Accounting Policies is set forth in note 5 of Item 18 “Financial Statements”.

•	Critical Accounting Judgements and Estimates is set forth in note 7 of Item 18 “Financial Statements”.

A. OPERATING RESULTS

Some of the information in the review below and elsewhere in this document includes forward looking statements that involve risks and uncertainties. See “Presentation of Financial and Other Information - Cautionary note regarding forward looking statements” in this document and Item 3D “Key Information - Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward looking statements contained in this document. The non-financial operating data included in this part have been extracted without material adjustment from our management records.

The Group financial information presented and discussed below should be read in conjunction with our financial statements and the notes explaining that financial statements contained in Item 18 “Financial Statements”.

Overview of our business

eircom Group includes the fixed-line and mobile services divisions. We are the principal provider of fixed-line telecommunications services in Ireland, with approximately 2.2 million fixed-line telephone access channels in service. Our mobile division, Meteor, which we acquired during the year, is the third largest mobile operator in Ireland in terms of subscribers. As at 31 March 2006, Meteor had approximately 625,000 mobile subscribers. We had turnover of approximately €1.7 billion in the financial year ended 31 March 2006 and total fixed and current assets of approximately €4.2 billion as of 31 March 2006.

Fixed-line services

We are the principal provider of fixed-line telecommunications services in Ireland. According to quarterly data published by ComReg, we had a market share in the quarter ended 31 December 2005 of 78% of the

Irish fixed-line market, based on turnover. As the incumbent fixed-line telecommunications provider, we have the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach, and our competitors rely heavily on our infrastructure. We are also the leading ISP in Ireland with approximately 652,000 customers as of 31 March 2006. As of 31 March 2006, we had approximately 2.2 million fixed-line telephone access channels in service, of which approximately 1.6 million were PSTN lines and approximately 0.4 million were ISDN channels. As of 31 March 2006, approximately 230,000 PSTN lines that were enabled for simultaneous support of PSTN and ADSL bitstream, permitting simultaneous, high-speed transmission of voice and data over our network, had been taken up by retail and wholesale customers.

We offer residential and business customers a wide range of retail services and products, including:

•	fixed-line voice services, including PSTN and ISDN access; local, national and international voice services; advanced voice services; customer premises equipment sales; public payphones; sale and monitoring of domestic alarm systems and directory enquiries; and

•	fixed-line data services, including domestic and international data transmission services, such as ADSL; leased lines and advanced data packet based services, including ATM frame relay and IP services; managed data networking services; hosting and internet access and related information technology services.

We also offer OAOs wholesale services and products, including:

•	interconnection services; leased lines; partial private circuits; access to our local connection network via unbundled local loops; and ADSL bitstream access, which supports broadband access;

•	carrier pre-selection, which permits customers to select another authorised operator as the default carrier for some or all calls, and enhancements to carrier pre-selection, including carrier pre-selection single billing through WLR, carrier pre-selection agency re-billing and carrier pre-selection single billing through WLR ancillary services, which enable OAOs to provide a fuller range of services;

•	geographic and non-geographic number portability which allows customers to keep their telephone numbers regardless of the authorised operator they choose; and

•	FRIACO, which allows OAOs to offer bundled or unmetered internet access.

Mobile services (Meteor)

Meteor is the third largest mobile operator in Ireland in terms of subscribers. As at 31 March 2006, Meteor had approximately 625,000 mobile subscribers, a subscriber base which has increased by 66% in the previous 12 months. Meteor had a share of approximately 15% of the Irish mobile market (based on number of subscribers) as at 31 March 2006. This compares with approximately 10% as at 31 March 2005.

Meteor was incorporated on 26 March 1998 under the laws of Ireland. In June 1998, Meteor tendered in a competitive process to become Ireland’s third mobile phone operator. Meteor was awarded its GSM licence in June 2000, following an unsuccessful legal challenge to the tender process by an unsuccessful applicant, and it launched GSM services in February 2001. GPRS services were commercially launched in October 2003.

Meteor is a wholly-owned subsidiary of Meteor Ireland Holdings, LLC (formerly Western Wireless International Ireland LLC), a company incorporated in Delaware, the holding company of Meteor Mobile Communications Limited, (“Meteor”), a mobile telecommunications company operating in Ireland.

For a description of these services and products, see Item 4B “Information on the Company - Business overview - Products and services”.

Principal factors that affect our results of operations

Irish fixed-line telecommunications market

As the principal provider of fixed-line telecommunications services in Ireland, our performance is affected by factors affecting growth in this market generally. ComReg quarterly reports indicate that annualised total fixed-line revenues fell from approximately 55% of total electronic communications revenue in quarter 4 2003 to approximately 47% in the quarter ending 31 December 2005. We believe that the decline in revenues in the fixed-line market has been caused by increasing competition, particularly from mobile operators. Although the effects of fixed-to-mobile substitution are difficult to quantify, we believe it has had a negative impact on growth in the Irish fixed-line telecommunications market and will continue to do so, as a growing number of customers not only place more calls from a mobile telephone instead of a fixed-line, but choose to forego having a fixed-line installed at home in favour of using a mobile phone. We believe that the Irish fixed-line telecommunications market will continue to slow or decline, and there may continue to be periods of flat or negative growth, making it more difficult for us to increase fixed-line turnover or may even lead to a decrease in our fixed-line turnover. The negative impact will be mitigated for the Group by the Meteor acquisition.

Irish mobile telecommunications market

Ireland has a mobile penetration rate of approximately 102% (based on ComReg’s report dated 29 March 2006 and covering the period 1 September 2005 to 31 December 2005. Competition for subscribers among mobile communications providers is based principally upon the services and features offered, technical quality of the mobile system, customer service, system coverage, capacity and price. Although mobile penetration in Ireland is 102% it is expected that the sector will continue to grow, as the Irish population is forecast to increase by approximately 1 million (or 25%) over the next 15 years, and in terms on of a ComReg published EU table Ireland is still 5% below the European average penetration rate of 107%.

Meteor is competing increasingly with the two established mobile operators, Vodafone Ireland, the Irish subsidiary of Vodafone Group plc, and O2, Ireland the Irish subsidiary of O2 plc. These competitors have substantially greater resources and larger market share than Meteor has, which may affect our ability to compete successfully. Competition is intensifying in Ireland subsequent to the entry of 3 Ireland, which is licenced to operate a 3G network and offers GSM services through a roaming agreement with Vodafone. Vodafone and O2 are each also licenced to operate 3G networks. Also, following a tender process ComReg announced its intention to award a fourth 3G licence to Smart telecom. This potential award has subsequently been withdrawn and the issue is currently before the courts and this could result in the fourth licence being awarded to Smart Telecom.

Although a ComReg decision to mandate MVNO’s on the Vodafone and 02 networks was withdrawn further competition may result from a commercial launch of MVNO’s and/or a new regulatory MVNO mandate following ComReg’s recent announcement that it is to analyse the mobile origination and access market again. 3 Ireland, under the terms of its licence, must also allow MVNO access to new market entrants.

Liberalisation of the Irish telecommunications market and increasing competition

The Irish telecommunications market was fully opened to competition on 1 December 1998. Competitors quickly entered the market, and we now compete with a number of OAOs in the provision of voice and data services. In 2000, ComReg’s predecessor introduced a number of measures to increase competition, including carrier pre-selection and number portability. Despite increased competition and these regulatory measures, we have been able to maintain our majority market share, based on turnover, of the Irish fixed-line market throughout recent years. According to quarterly data published by ComReg, we had a market share in the quarter ended 31 December 2005 of 78% of the Irish fixed-line market, based on turnover. However, we believe that these regulatory initiatives and the overall trend towards increased competition is likely to result in a decline in our fixed-line market share in the future.

In recent years, ComReg has taken a number of other measures designed to increase further the competition in the Irish telecommunications market. These initiatives include inter alia:

•	implementation of the NRF and the designation of SMP in a wider selection of more narrowly defined markets than existed under the previous regulatory regime;

•	the designation of eircom as having SMP in the market for wholesale broadband access thereby increasing our obligations to provide bitstream (wholesale broadband products) to our competitors;

•	directing us to reduce our pricing on a range of wholesale access services, including local loop unbundling, (“LLU”);

•	directing us to offer carrier pre selection single billing through WLR and agency rebilling;

•	directing us to provide partial private circuits services to our competitors; and

•	limiting our ability to conduct sales activities to win back lost retail customers after they select an alternative operator.

Ultimately, these measures may result in further loss of our market share. For more information about these initiatives, see Item 4E “Information on the Company - Regulation”.

Changing mix of services

Our turnover is affected by changes in the mix of services we provide to retail and wholesale customers. A complete discussion of our turnover is covered under “Results of Operations” below.

Continued pressures on pricing

We face substantial regulatory and competitive pressures on our prices. While the CPI has increased by almost 35% in Ireland since 1996, our prices have decreased in both nominal and real terms. The provision of our services and our prices are subject to extensive regulation, including regulation of our wholesale prices and a cap that limits the amount by which we can increase our retail prices on a specified basket of services. As a result of these regulations, the prices we charge for our wholesale and retail products and services do not necessarily reflect the costs we incur in offering them or the prices that we would charge in the absence of such regulations. In February 2003, ComReg changed the retail price cap from a permitted annual change in average prices equal to the CPI minus 8%, to a permitted annual change in average prices equal to the CPI minus 0%. ComReg also eliminated the sub-caps it had previously imposed on the individual services within the basket, and added fixed-to-mobile calls to the list of services included in the basket while directory enquiry calls were removed.

To date, we have rebalanced charges through permitted increases, principally to the prices for access services as opposed to call charges. Since the elimination of retail sub-caps, we have increased PSTN line rental charges by over 23%. Following these increases, ComReg have stated in the draft decision on market analysis of retail narrowband access markets that eircom is now rebalanced. ComReg are proposing to impose a sub cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year from the date of the final decision. In any subsequent years the sub-cap would be at the rate of CPI minus 0%. In the market analysis of retail voice calls, ComReg have proposed that the current price cap will continue until markets are next reviewed for SMP designation and remedies. On 24 February 2006, there was a ‘Call for Input’ from ComReg (ComReg 06/10) in relation to the ‘Retail Access and Call Market Review - further consultation in relation to markets 1-6’. The ‘Call for Input’ invited interested parties to provide any additional comment and data in relation to issues that were previously consulted upon by ComReg and any new market developments that have occurred. ComReg will use the information and comments received in the drafting of the new consultation document. If eircom is found to have SMP then the ComReg work plan indicates that they will conduct a review of the Retail Price Cap in August 2006.

ComReg has based its market assessment on a time horizon of about two years. For more information about our pricing, see Item 4B “Information on the Company - Business Overview - Tariffs”.

Consistent with the Minister’s 26 March 2004 policy direction to ComReg, on 31 March 2004 we launched our enhanced carrier pre-selection single billing through our WLR product. On 31 March 2004, ComReg directed that from 1 April 2004 prices for the WLR product will be set at retail price less 10% and this margin continues to apply. In March 2005 ComReg published a draft direction on the market analysis for the retail fixed narrowband access markets. ComReg stated that it intends to continue with the application of the retail minus price control for WLR for the period of the market review.

Competition in the Irish telecommunications market also creates downward pressure on our prices independent of regulatory constraints. In response to market pressures, we offer discount packages on calls, corporate network services and leased line services to our retail customers. We launched our TalkTime discount packages in June 2004 providing customers with a range of residential and business offerings that include standard line rental bundled with call minute and phone services allowances. On 27 May 2005, we introduced two new TalkTime packages for residential customers offering unlimited off-peak All-Ireland calls and unlimited Anytime All-Ireland calls. On 12 December 2005 amendments to TalkTime for Business were made including the ability to move between levels of the core package automatically.

Because of the overall decrease in the volume of fixed-line traffic, maintaining or increasing turnover will continue to be dependent to a significant degree on continued increases in the volume of other services, for example broadband, and on our ability to maintain appropriate pricing levels in the face of continued competitive and regulatory pressures on pricing.

Retail prices will also be impacted by changes in our wholesale prices, which are subject to regulation. Recent directions have provided a degree of certainty on pricing for ULMP and WLR wholesale access products for the immediate future while ComReg is currently consulting on pricing for our shared access product.

Wholesale leased lines, wholesale broadband and WLR for telephony access are all priced on a retail-minus basis. Pressures for reductions in this set of wholesale prices are likely to come mainly from requirements for retail price reductions or from re-alignment within eircom’s wholesale portfolio.

Our prices for interconnection services, unbundled loops and partial private circuits are all set on the basis of LRIC. ComReg has recently completed a bottom-up review of the costings for our core network, which may ultimately result in changes to the pricing of these services.

Net impact of mobile substitution on our fixed-line business

Like most fixed-line telecommunications operators, our business is negatively impacted by customers’ use of mobile telephones as a substitute for our services. This process is known as fixed to mobile substitution. The net impact of fixed to mobile substitution on our turnover is difficult to quantify, especially since increased use of mobile telephones also results in additional traffic to and from our fixed-line customers.

We are continuing to introduce new service options for our customers, such as cordless portable fixed-line handsets with mobility type features, in order to make our services more attractive relative to mobile use. We also highlight the value of our fixed-line services, such as significantly lower per minute charges for calls, compared to mobile. Despite these initiatives, we believe that fixed to mobile substitution will continue to have a net negative impact on the fixed-line voice traffic market and the future growth of our fixed-line business.

Acquisition of our predecessor company

As part of the reorganisation and refinancing described in “Recent Developments — Reorganisation and Refinancing” below, eircom Group acquired the entire issued share capital of Valentia Telecommunications in exchange for newly issued shares of eircom Group. As a result, eircom Group now owns the entire issued share capital of Valentia Telecommunications.

In November 2001, Valentia Telecommunications’ offer to acquire 100% of the share capital of eircom, our predecessor, by means of a recommended public takeover pursuant to the Irish Takeover Rules became unconditional. The cash offer entitled each eircom shareholder to receive €1.365 for each eircom share and valued eircom at approximately €3 billion. eircom was re-registered as a private limited company effective as at 26 February 2002.

We accounted for the acquisition of the entire share capital of eircom by Valentia Telecommunications using the acquisition method of accounting. Accordingly, we allocated the purchase price for the acquisition to the assets we acquired and liabilities we assumed based upon their respective fair values, in accordance with UK GAAP and Irish GAAP. We applied €764 million of the purchase price, representing the portion of the purchase price that was in excess of the fair market value of the net assets acquired, to goodwill. This goodwill was subsequently reduced by €3 million to take account of certain acquisition costs that were not ultimately payable. In accordance with UK GAAP the goodwill arising from the purchase of subsidiary undertakings was capitalised and amortised on a straight-line basis over its expected useful life of 20 years. Under IFRS 3 the amortisation of purchased goodwill is prohibited and goodwill is no longer amortised from 1 April 2004, the date of transition to IFRS.

Restructuring and cost management programmes

We operate in a highly regulated and competitive pricing environment. Therefore, our continued ability to reduce costs in our fixed-line business will be a key factor in maintaining or improving our operating profit.

We began a programme during the financial year ended 31 March 2001, prior to the acquisition of the entire share capital of eircom by Valentia Telecommunications, to consolidate our operations around our core domestic fixed-line business and exited from or closed most of our non-core businesses. On 11 May 2001, we also completed the demerger of our mobile communications business, Eircell, with eircom’s then shareholders receiving shares in Vodafone Group as a result of the demerger. During the financial year ended 31 March 2003, we received a cash dividend of €192 million and a management fee of €3 million in connection with exiting from our remaining 63% stake in Golden Pages, a directory services business, and disposed of eircom NI Limited for €3.5 million (subject to a potential purchase price adjustment). We also exited our loss-making multi media activities and curtailed our presence in the United Kingdom.

We continue to focus on reducing operational expenditure. Employee-related expenses are a significant component of our operating expenses and a focus of our cost management has been reducing employee headcount in our fixed-line business. We have reduced the average number of fixed-line employees from 9,129 for the financial year ended 31 March 2003, to 7,595 for the financial year ended 31 March 2005 to 7,249 in the financial year ended 31 March 2006. This decline in average headcount reflects the impact of our voluntary severance, as well as the reduction of employees in connection with outsourcing certain activities through managed service contracts. We intend to continue to reduce our fixed-line headcount to approximately 7,000 by 31 March 2008 or earlier if it is possible to do so.

We also are continuing to focus on reducing costs through our strict cost management programme and by continuing to improve our supply chain management. For more information about our supply chain management initiatives, see Item 4B ”Information on the Company - Business Overview - Supply chain management”.

We intend to continue to pursue a focused and disciplined capital expenditure programme in the future, focusing on evolutionary improvements in our network. See “Capital expenditure” in this item.

Inflation

Our operating profit has not been significantly influenced by inflation, although we are affected by inflationary pressures on wages and salaries and on property costs and other operating expenses. In addition, the prices at which we offer many of our services and products are regulated based on measures related to the CPI and accordingly are directly tied to the rate of inflation.

Impact of exchange rate fluctuations

We operate primarily in the Irish market and have minimal operational exposure to foreign exchange rate movements. Following the offering of debt securities in August 2003, we have $250 million in Senior Subordinated Notes that are denominated in US dollars. However, all of our payment obligations in respect of the Senior Subordinated Notes have been hedged into euro, thereby eliminating this foreign currency exposure. For further discussion of our exposure to exchange rate fluctuations, see “Quantitative and Qualitative Disclosures about Market Risk” in this item.

Recent developments

Reorganisation and refinancing

Beginning in July 2003, we engaged in a series of transactions whereby we reorganised our corporate structure, issued new debt instruments, refinanced and discharged existing debt and funded a dividend and redemption of certain preference shares.

In July 2003, eircom Group became the holding company for the Group through its acquisition of the entire issued share capital of Valentia Telecommunications and its subsidiaries in exchange for newly issued shares of eircom Group. As an English company, eircom Group had greater flexibility under the laws of England and Wales to make distributions following the reorganisation and refinancing than would have been the case for Valentia Telecommunications, an Irish company, due in part to the availability of merger relief under English law.

On 6 August 2003, we refinanced substantially all of our existing indebtedness. In connection with the refinancing, Valentia Telecommunications issued €550 million aggregate principal amount of 7.25% Senior Notes due 2013 and eircom Funding issued €285 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 and $250 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013. In addition, Valentia Telecommunications entered into the new Senior Credit Facility, being a €1.4 billion credit facility, of which €1.25 billion was drawn down.

Valentia Telecommunications used a portion of the proceeds from the issuing of the notes offering and the funds drawn down under the new Senior Credit Facility in order to discharge its indebtedness under its prior credit facility and to pay transaction costs. In addition, Valentia Telecommunications used available cash, including cash held within the Group to fund a dividend of €512 million to eircom Group, utilising the reserves released on a cancellation of its share premium and the issue and cancellation of ordinary shares. eircom Group used this dividend to declare and pay dividends to its shareholders of €446 million and to redeem certain preference shares for €66 million.

Initial Public Offering

On 19 March 2004, eircom Group plc in an IPO issued new Ordinary Shares and the ESOT subscribed for new Ordinary Shares pursuant to a rights issue. Simultaneously, certain of our shareholders offered their ordinary shares (equating to more than 50% of the ordinary shares in eircom Group plc) to institutional and other sophisticated investors outside the United States and to qualified institutional buyers in the United

States pursuant to the exemption from the registration requirements of the Securities Act. eircom Group plc’s shares were admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and to trading on the London Stock Exchange on 24 March 2004. We also amended the terms of our Senior Notes and Senior Subordinated Notes primarily to provide greater flexibility to pay dividends to our shareholders and on 18 March 2004 we entered into the current Senior Credit Facility (of which €1.25 billion was drawn down) to refinance certain existing indebtedness and to pay certain fees, costs and expenses associated with the IPO (see Item 10C “Additional Information - Material contracts”).

Rights Issue

The Board of eircom Group plc held an Extraordinary General Meeting on 15 September 2005. The ordinary resolutions proposed to approve the acquisition of Western Wireless International Ireland LLC, the holding company of Meteor Mobile Communications Limited, and to grant the Directors the necessary authority to allot ordinary shares in connection with the Rights Issue by eircom to finance the Acquisition were duly passed with more than 99% of the votes cast voting in favour of each of the resolutions.

The Rights Issue was offered to all shareholders on eircom’s register of members at the close of business on 13 September 2005 (other than, subject to certain exceptions, those shareholders with registered addresses in the United States) at €1.35 per share on the basis of 5 New Shares for every 12 existing eircom ordinary shares. Under the terms of the Rights Issue, an aggregate of approximately 313 million New Shares were offered to raise approximately €423 million before the deduction of commissions and expenses. The Rights Issue was fully underwritten by Morgan Stanley and Goodbody Stockbrokers.

Acquisition of Meteor

On 23 November 2005, the Group acquired 100% of the share capital of Meteor Ireland Holdings, LLC, (formerly Western Wireless International Ireland LLC), a company incorporated in Delaware, the holding company of Meteor Mobile Communications Limited, (“Meteor”), a mobile telecommunications company operating in Ireland. The cash consideration payable by eircom was €420 million, including repayment of certain intercompany debt of Meteor.

Public takeovers

On 23 May 2006, the Independent Directors(1) of eircom and the board of directors of BCM Ireland Holdings Limited, (“BCMIH”) announced that they had reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued ordinary share capital of eircom not already owned by BCMIH. The Offer is to be effected by means of a Scheme of Arrangement under Section 425 of the UK Companies Act. BCMIH is a company that has been formed for the purposes of “BCM” and the ESOT jointly making the Offer for the Group. The scheme of arrangement was posted to Scheme Ordinary Shareholders on Tuesday 13 June 2006. Please see Item 4A “Information on the Company - History and Development of the Company - Cash Offer by BCMIH” for further information.

(1)	The representatives of the ESOT on the eircom Board have absented themselves from eircom Board discussions in relation to the Offer. Peter Lynch has absented himself from the deliberations of the Board of the ESOT Trustee in relation to the Offer.

Critical accounting policies

Our principal accounting policies for the financial year ended 31 March 2006 are set out in note 5 to the consolidated financial statements of eircom Group contained in Item 18 “Financial Statements”. These policies conform to IFRS.

We, like virtually all other companies, use estimates and judgements that affect the reported amounts in our consolidated financial statements and accompanying notes. The most sensitive estimates affecting our financial statements are disclosed in note 7 to the consolidated financial statements of eircom Group plc contained in Item 18 “Financial Statements”. A discussion of the principal differences relevant to the financial statements of eircom Group, Valentia Telecommunications, eircom and eircom Funding and a reconciliation to U.S. GAAP of net income and total equity for the financial periods discussed herein are set forth in note 47 to the audited consolidated financial statements of eircom Group, in note 44 to the audited consolidated financial statements of Valentia Telecommunications, note 42 to the audited consolidated financial statements of eircom and note 19 to the audited financial statements of eircom Funding included in Item 18 “Financial Statements”.

Results of operations

The following table shows selected consolidated income statement data (which has been prepared in accordance with IFRS) from our operations for the periods indicated.

	Financial Year Ended 31 March 2005 €’m	Financial Year Ended 31 March 2006 €’m
Consolidated Profit and Loss Data:
Continuing operations

Revenue	1,598	1,693
Operating costs excluding amortisation, depreciation and restructuring programme costs	(1,003)	(1,148)
Amortisation	(20)	(15)
Depreciation	(296)	(318)
Restructuring programme costs	(66)	(30)
Profit on disposal of property and investments	—	52

Operating profit	213	234
Finance costs	(139)	(150)
Finance income	13	27

Finance-costs net	(126)	(123)

Share of profit of associates	1	1

Profit before tax	88	112
Income tax expense	(9)	(30)

Profit for the year	79	82

Revenue

The following table shows certain segmental information relating to our business for the periods indicated:

	In the financial year ended		% Change(1)
	31 Mar 2005 € ‘m	31 Mar 2006 € ‘m	2005/2006%
Fixed-line services and other revenue	1,598	1,618	1
Mobile services revenue	—	87	n/a

Total segmental revenue	1,598	1,705	7
Intracompany eliminations	—	(12)	—

Total revenue	1,598	1,693	6

(1)	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Fixed-line services and other revenue

The following table shows our revenue, from the fixed-line services segment, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the financial year ended		% Change(1)
	31 Mar 2005 € ‘m	31 Mar 2006 € ‘m	2005/2006%
Access (rental and connections)	555	594	7
Voice traffic	455	423	(7)
Advanced voice services traffic	83	74	(12)

Total voice traffic	538	497	(8)
Data traffic	97	88	(8)

Total voice and data traffic	635	585	(8)
Data communications	178	179	1
Interconnect services	165	204	24
Other products and services	154	159	3

Revenue before discounts	1,687	1,721	2
Discounts(2)	(89)	(103)	16

Total fixed-line services and other revenue	1,598	1,618	1

Intracompany eliminations	—	(1)	n/a

Total fixed-line services and other revenue	1,598	1,617	1

(1)	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.
(2)	Discounts are primarily related to revenue derived from access, voice and data traffic and ADSL and bitstream, which are presented on a gross basis in the table above.

Total fixed-line services and other revenue increased by 1% in the financial year ended 31 March 2006. This was primarily due to increased revenue from ADSL within Access, and higher interconnect services revenue. These were largely offset by reduced voice and data traffic revenue and increased discounts, provided to promote sales of ADSL, Talktime packages and increased access (connections) discounts.

Access (rental and connections)

The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	In the financial year ended		% Change(1)
	31 Mar 2005 € ‘m	31 Mar 2006 € ‘m	2005/2006%
Total access revenue
Line and equipment rental	469	442	(6)
Connection and other charges	23	25	9
ADSL and bitstream rental and connection	54	90	65
WLR rental and connection	9	37	303

Total access revenue	555	594	7

Access channels (in thousands at period end, except percentages)
PSTN	1,496	1,407	(6)
PSTN WLR	103	197	91

Total PSTN	1,599	1,604	—
ISDN	372	352	(5)
ISDN WLR	11	36	235

Total ISDN	383	388	2
ADSL and bitstream	128	230	80

Total access channels	2,110	2,222	5

(1)	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Revenue from access increased by 7% in the financial year ended 31 March 2006, due primarily to an increase in ADSL and bitstream revenue, as a result of increased customer demand for our low-cost ADSL service, and WLR revenue partially offset by lower line and equipment rental.

ADSL and bitstream revenue increased significantly in the financial year ended 31 March 2006 as a result of increased customer demand following promotional activity. By 31 March 2006, the number of ADSL and bitstream lines had increased to approximately 230,000 lines, up from approximately 128,000 in March 2005. ADSL and bitstream revenue is stated before discounts of approximately €16 million in the financial year ended 31 March 2006 and approximately €14 million in the financial year ended 31 March 2005.

The first WLR orders from other authorised operators were received and processed during the financial year ended 31 March 2005. At 31 March 2006 approximately 197,000 PSTN lines and approximately 36,000 ISDN channels had transferred to other authorised operators. WLR rental and connection yielded revenues of approximately €37 million in the financial year ended 31 March 2006 for eircom, and also resulted in a reduction in line and equipment rental revenue due to reduced eircom customer lines.

Traffic

The following table shows information relating to our total traffic revenue and volumes and the percentage change for the periods indicated:

	In the financial year ended		% Change(1)
	31 Mar 2005 € ‘m	31 Mar 2006 € ‘m	2005/2006%
Revenue
Basic voice traffic revenue
Local	103	94	(9)
National	51	48	(5)
Fixed to mobile	203	191	(6)
International	98	90	(8)

Total basic voice traffic revenue	455	423	(7)

Advanced voice services traffic revenue	83	74	(12)

Total voice traffic revenue	538	497	(8)
Data traffic revenue
PSTN data	64	63	(1)
ISDN data	33	25	(22)

Total data traffic revenue	97	88	(8)

Total traffic revenue	635	585	(8)

Traffic (in millions of minutes, except percentages)
Local	3,203	2,942	(8)
National	1,019	961	(6)
Fixed to mobile	1,174	1,118	(5)
International	478	439	(8)

Total basic voice traffic minutes	5,874	5,460	(7)
Advanced voice services minutes	677	677	—

Total voice minutes	6,551	6,137	(6)
Data traffic volume
PSTN data	3,700	3,464	(6)
ISDN data	1,352	923	(32)

Total traffic data minutes	5,052	4,387	(13)

Total traffic minutes	11,603	10,524	(9)

(1)	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Overall revenue from voice and data traffic decreased by 8% in the financial year ended 31 March 2006.

Voice traffic

Basic voice traffic revenue decreased by 7% in the financial year ended 31 March 2006. This is due primarily to an overall decline in traffic volumes arising from loss of market share and weakness in the traditional voice market. Revenue relating to advanced voice services decreased by 12% in the financial year ended 31 March 2006, primarily due to a decrease in high yield premium rate services revenue and a change in mix.

Data traffic

Revenue from data traffic decreased by 8% due to the decline in data minute volumes in the financial year ended 31 March 2006 partially offset by higher yields from flat rate packages. This decrease in data minutes volumes is primarily due to the continued migration of heavy data users to ADSL and bitstream.

Data communications

The following table shows information relating to revenue from data communications products and services, the number of leased lines and the percentage change for the periods indicated:

	In the financial year ended		% Change(1)
	31 Mar 2005 € ‘m	31 Mar 2006 € ‘m	2005/2006%
Data communications revenue
Leased lines	124	124	—
Switched data services	31	34	9
ISP	23	21	(6)

Total data communications revenue	178	179	1

Number of leased lines (at period end, except percentages)
National leased lines	22,836	20,409	(11)
Partial private circuits	742	2,189	195
International leased lines	394	324	(18)
Interconnect paths	2,173	1,994	(8)

Total leased lines(2)	26,145	24,916	(5)

(1)	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.
(2)	Included in the above are approximately 69 leased lines relating to Meteor at the end of March 2006.

Revenue from data communications increased by 1% in the financial year ended 31 March 2006, primarily due to growth in switched data services, partially offset by lower ISP revenue due to customers migrating to flat rate internet products and ADSL. Leased lines revenue stayed flat year on year due to improved yield on interconnect paths and by a lower amortisation of connection revenue in the year, partially offset by a change in mix of leased line revenue.

Interconnect services

The following table shows information relating to revenue and traffic from interconnect services and the percentage change for the periods indicated:

	In the financial year ended		% Change(1)
	31 Mar 2005 € ‘m	31 Mar 2006 € ‘m	2005/2006%
Interconnect services revenue
Interconnect	117	128	10
Foreign terminating traffic	48	76	59

Total interconnect services revenue	165	204	24

Interconnect services traffic (in millions of minutes, except percentages)
Call origination	2,654	3,038	14
Call termination	3,196	3,363	5
Transit to mobile/fixed	577	779	35
Ancillary	301	342	14
International	136	163	20

Total interconnect(2)	6,864	7,685	12
Foreign terminating traffic	1,152	1,559	35

Total interconnect services traffic	8,016	9,244	15

(1)	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.
(2)	Included in the above are approximately 7 million Meteor wholesale minutes for the four months to the end of March 2006.

Interconnect services revenue increased by 24% in the financial year ended 31 March 2006 mainly due to growth in interconnect transit and foreign terminating traffic.

Revenue from interconnect increased by 10% in the financial year ended 31 March 2006, due to an increase in transit revenue which has a low margin. This increased transit turnover is largely due to increased volumes of 35% resulting from other authorised operators using eircom to connect with each other.

Revenue from foreign terminating traffic increased by 59% in the financial year ended 31 March 2006, primarily as a result of increased incoming traffic to mobiles, transit traffic and favourable settlements achieved with international traffic carriers.

Other products and services

Other products and services include our sales of Customer premises equipment to corporate and business customers in eircom Business Systems, directory enquiry and Operator Services, calling cards, public payphones, Phonewatch, Lan Communications and other revenue, including, Infonet.

The following table shows information relating to revenue for other products and services and the percentage change for the periods indicated:

	In the financial year ended		% Change(1)
	31 Mar 2005 € ‘m	31 Mar 2006 € ‘m	2005/2006%
Customer premises equipment	11	13	18
Operator Services	32	35	8
Card and payphones	14	11	(22)
Phonewatch	18	22	22
Lan Communications	36	34	(6)
Other revenue	43	44	1

Other products and services revenue	154	159	3

(1)	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Revenue from other products and services increased by 3% in the financial year ended 31 March 2006, primarily due to higher revenues from Customer premises equipment, Operator services, and Phonewatch, partially offset by lower Card and payphones revenue and lower Lan Communications revenue due to lower voice hardware sales.

Discounts

Discounts increased by 16% in the financial year ended 31 March 2006 primarily due to increased discounts given on ADSL and bitstream promotions, new Talktime packages and access (connections), which were partially offset by a reduction in voice discounts.

Mobile services revenue

The following table shows our revenue, from the mobile services segment, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the financial year ended		% Change(1)
	31 Mar 2005 € ‘m	31 Mar 2006 € ‘m	2005/2006%
Mobile services:
Services revenue	—	83	n/a
Other revenue	—	4	n/a

Total mobile services revenue	—	87	n/a
Intracompany eliminations	—	(11)	n/a

Total mobile services revenue	—	76	n/a

(1)	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

	As at		% Change(1)
	31 Mar 2005	31 Mar 2006	2005/2006
Total subscribers (thousands):	—	625	n/a
Pre-paid subscribers (thousands)	—	576	n/a
Post-paid subscribers (thousands)	—	49	n/a
ARPU(2) (€)	—	35.52	n/a

(1)	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table
(2)	ARPU (Monthly Average Revenue per User) is calculated by dividing year-to-date total mobile service revenues by the average number of subscribers during the same period. The average number of subscribers is the average of the monthly average subscriber base (calculated as the sum of the opening and closing subscriber bases for the month divided by two).

Total revenue was €87 million for the four months ended 31 March 2006. Services revenue comprises primarily prepaid, post-paid and interconnect revenue. Other revenue is derived primarily from handset sales. The total number of subscribers at the end of March was approximately 625,000 and the ARPU for the four months was €35.52.

Operating costs before depreciation, amortisation and restructuring programme costs

The following table shows information relating to our operating costs before depreciation, amortisation and restructuring programme costs, and the percentage change for the periods indicated:

	In the financial year ended		% Change(1)
	31 Mar 2005 € ‘m	31 Mar 2006 € ‘m	2005/2006%
Staff costs
Fixed-line
Wages and salaries and other staff costs	368	355	(3)
Social welfare costs	14	15	5
Pension paid & payable	25	31	23

Pay costs before non-cash pension charges and capitalisation	407	401	(1)
Non-cash pension charges	15	56	280

Pay costs before capitalisation	422	457	8
Capitalised labour	(58)	(60)	5

Total fixed-line services staff costs	364	397	9
Mobile services staff costs (net of capitalised labour)	—	13	n/a

Total staff costs	364	410	13

Other operating costs
Fixed-line costs
Payments to telecommunications operators	298	319	7
Purchase of goods for resale, commission and related costs	81	87	8
Materials and services	52	49	(6)
Other network costs	28	26	(5)
Accommodation	53	67	27
Sales and marketing	34	42	23
Transport and travel	18	19	7
IT costs	15	14	(3)
Miscellaneous costs	60	57	(6)

Total other fixed-line operating costs	639	680	7
Mobile services costs	—	70	n/a

Total other operating costs	639	750	17
Intracompany eliminations	—	(12)	n/a

Total other operating costs	639	738	16

Total operating costs before depreciation, amortisation and restructuring programme costs	1,003	1,148	14

(1)	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Total operating costs before depreciation, amortisation and restructuring programme costs increased by 14% for the financial year ended 31 March 2006 due to increases in staff costs and increases in other operating costs and the acquisition of Meteor.

Staff costs

Staff costs increased by 13% in the financial year ended 31 March 2006. This was primarily due to the increase of €41 million in non-cash pension charges in the financial year ended 31 March 2006 mainly due to increased amortisation as a result of the increased unrecognised pension deficit at 31 March 2005 of €773 million. The unrecognised pension deficit at 31 March 2006 is €293 million. For further detail on our pension arrangements see Note 35 of Item 18 “Financial Statements”. The increased charge was offset by a reduction in fixed-line pay costs before non-cash pension charges and capitalisation of 1% due mainly to reduced headcount and the outsourcing of retail staff and by a one-off credit of approximately €4 million. Fixed-line capitalised labour increased by 5% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the network. Headcount in fixed services at 31 March 2006 was 7,109 down from 7,275 at 31 March 2005. At the end of March 2006 there were also 93 agency staff compared to 306 agency staff at 31 March 2005. The reduction in agency staff is due to outsourcing of the related activities. The costs of these agency staff are included within staff costs. Meteor headcount at 31 March 2006 was 530 with an additional 40 agency staff.

Other operating costs

Other operating costs increased by 16% in the financial year ended 31 March 2006. The increase in costs was primarily due to the inclusion of Meteor costs and increases in payments to telecommunication operators, in the purchase of goods for resale, commission and related costs, accommodation costs and sales and marketing costs.

Fixed-line operating costs

The increases of 7% in the financial year ended 31 March 2006 in payments to telecommunication operators was due to higher interconnect transit and foreign outpayment volumes, this factor also resulted in an increase in revenue. The increase in the purchase of goods for resale, commission and related costs of 8% was due to higher ADSL equipment sales and promotional activity.

The increase of 27% in accommodation costs is due to onerous contract provisions associated with vacant office/industrial leasehold properties and leasehold disposals relating to the relocation to Westgate. The increase in sales and marketing of 23%, was due to customer win-back initiatives and ADSL and bitstream promotions and the outsourcing of customer promotion activities at the end of last year.

These increases were offset by a reduction in materials and services and miscellaneous costs. The decrease in materials and services costs of 6% was due to lower volumes and one-off savings on historic international maintenance contracts of approximately €3 million. Miscellaneous costs decreased by 6%, due to lower insurance and compensation charges due to provision release of €8m following updated actuarial report on various outstanding claims, lower bad debt charges, offset by compensation for the early termination of an agreement becoming fully amortised in the previous period, and the outsourcing of service activities during the year and increased professional fees.

Mobile operating costs

Total operating costs for the mobile segment were €70 million. The largest costs relate to costs of equipment sold including mobile phones, dealer commissions, Top-up commissions, interconnect charges and sales and marketing costs relating to the promotion of Meteor products and services.

Amortisation

Amortisation decreased by 25% in the financial year ended 31 March 2006, due to a change in certain asset lives and the impact of assets which are now fully amortised, offset by an amortisation of charges of €6m arising on the intangibles acquired as part of the Meteor acquisition.

Depreciation

Depreciation increased by 7% in the financial year ended 31 March 2006, due to a change in certain asset lives, and charges in respect of depreciation of Meteor’s fixed assets of €10 million, partially offset by reduced capital expenditure in recent years and the impact of assets which are now fully depreciated. Our policy is to review asset lives on an ongoing basis in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives. The lives of certain assets were shortened and a charge of €24 million added to depreciation for the year, mainly as a consequence of continuing investment in DSL assets.

Restructuring programme costs

Restructuring programme costs of €30 million, including related pension costs, were incurred as a result of voluntary leaving programmes in operation in the financial year ended 31 March 2006, compared to €66 million, including related pension costs, incurred, as a result of voluntary leaving programmes in operation, in the financial year ended 31 March 2005.

Profit on the disposal of property and investments

There was a profit of €52 million before tax with regard to the disposal of certain property sites and investments.

Finance costs and income (net)

Net finance costs and income, decreased by €3 million in the financial year ended 31 March 2006 due to the fair value gain on the financial liability on the temporary income stream compared to a loss in the year ended 31 March 2005, partially offset by dividends of €19 million on preference shares being reclassified to finance costs under IFRS. As a result of the IFRS transitional rules the dividend in the comparative period is not reclassified.

Taxation

The tax charge increased by €21 million mainly due to profits on property transactions and higher taxable profits from operations.

New Accounting Standards

International Financial Reporting Standards (“IFRS”)

Details of changes in IFRS, and the impact if these changes, are set out in the consolidated financial statements of eircom Group plc contained in Item 18 “Financial Statements”.

Recent U.S. GAAP accounting pronouncements

Details of changes in U.S GAAP accounting pronouncements, and the impact if these changes, are set out in the consolidated financial statements of eircom Group plc contained in Item 18 “Financial Statements”.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Net cash generated from operating activities

Our cash flows are set out in the cash flow statement and Note 36 in Item 18 “Financial Statements”.

Our primary source of liquidity is cash generated from operations, which represents operating profit adjusted for non-cash items which are principally depreciation, amortisation and non-cash pension charges. Cash flows from operating activities are also impacted by working capital movements. During the financial year ended 31 March 2006, cash generated from operating activities increased by 39%, to €415 million from €298 million in the financial year ended 31 March 2005. This increase was due primarily to improvements in cash generated from operating activities, a reduction of €18 million in net tax paid and lower interest payments on our outstanding term loans.

During the financial year ended 31 March 2005 we paid tax on the gain on exit from Golden Pages of €38 million, this was as a result of an assessment which we are disputing with the Revenue Commissioners, in respect of our exit from Golden Pages. During the financial year ended 31 March 2005 we paid €24 million interest costs relating to our early exit from interest rate swaps.

Cash flows from investing activities

During the financial year ended 31 March 2006 cash outflows, of €428 million relate to the acquisition of Meteor on a debt free basis. This amount includes the repayment of €219 million of Meteor’s loans to Western Wireless International following the acquisition by eircom.

During the financial year ended 31 March 2006, we made payments in respect of capital expenditure, of €233 million, compared to €182 million in the financial year ended 31 March 2005. The movement is due to acceleration of capex programmes, timing of payments and the new capex requirements following our acquisition of Meteor. Capital expenditure is used primarily to grow and renew our network’s in order to improve our services and customer satisfaction.

In the financial year ended 31 March 2005, restricted cash of €69 million was used by the group for the purposes of redeeming Redeemable Preference Shares and Trancheable Redeemable Preference Shares. During the financial year ended 31 March 2006 we received proceeds from sale of property sites and investments of €63 million.

Cash flows from financing activities

During the financial year ended 31 March 2006 we had cash inflows of €220 million mainly relating to the €404 million proceeds received in respect of the rights issue offset by dividend payments to equity shareholders and repayment of borrowings. Dividend payments of €99 million were made to equity shareholders relating to the final dividend for the fiscal year ending March 2005 and for the interim dividend paid for the half year ending September 2005.

During the financial year ended 31 March 2006, we repaid €70 million relating to our outstanding borrowings on our term loan facility of €1.25 billion. The balance outstanding at 31 March 2006 was €1.18 billion.

During the financial year ended 31 March 2006, fees paid in respect of the rights issue were €10 million compared to fees paid in respect of the Initial Public Offering of €33 million, in the financial year ended 31 March 2005.

During the financial year ended 31 March 2005, we had cash outflows of €69 million in respect of the redemption of Redeemable Preference Shares and Trancheable Redeemable Preference Shares in accordance with their terms.

Capital resources

The information on capital resources is set out in Notes 25 and 26 of Item 18 “Financial Statements”.

Description of indebtedness

Senior Credit Facility

We entered into a new €1.4 billion senior secured credit facilities agreement which was drawn down concurrently with the closing of the Initial Public Offering (“IPO”). The new Senior Credit Facility provides for a five-year, €1.25 billion amortising term loan facility, and a five-year revolving facility of up to €150 million. Currently €1.18 billion of the term loan facility remains outstanding and the revolving credit facility remains available, but undrawn.

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

In February 2004 we received consents from the holders of a majority in principal amount of the Senior Notes and the Senior Subordinated Notes to amendments to the indentures, primarily in order to allow us greater flexibility in the payment of dividends following the IPO. The amendments to the Senior Note and Senior Subordinated Notes indentures took effect upon completion of the IPO.

Hedging

Prior to 31 March 2004, we terminated our old interest rate swaps and entered into new interest rate swaps of €500 million effective for a period of three years from 1 April 2004.

Intercreditor deeds

Valentia Telecommunications entered into the Intercreditor Deed in connection with the Senior Credit Facility. The Intercreditor Deed is between, amongst others, Valentia Telecommunications, eircom Funding, and certain subsidiaries of Valentia Telecommunications, the senior creditors, the hedging banks, Bayerische Landesbank, eircom Group and Deutsche Bank AG London. The Intercreditor Deed regulates the ranking order of the debts owing to the finance parties under the Senior Credit Facility, the intragroup debts between the subsidiaries of Valentia Telecommunications, and the intragroup debts between Valentia Telecommunications and its subsidiaries and eircom Group. The Intercreditor Deed also regulates the ranking order of the security and provides for the order pursuant to which payments can be made in respect of the debts under the Senior Credit Facility and the intragroup debts. For more information, see Item 10C ”Additional Information - Material contracts”.

Lease transactions

Irish sale and leaseback transactions

Irish Telecommunications Investments Limited, (“ITI”), entered into two sale and leaseback transactions, as lessor, in March 1999 and March 2000. The value of the assets acquired and then leased to a third party under these transactions was €180 million. ITI acquired the assets with funds borrowed indirectly through a commercial loan facility. Under defeasance agreements, the third party made payments to the defeasance agent, the same party as the lending bank, which undertook to make the rental payments and ITI consequently released the third party from its obligation to make rental payments to ITI. The Group has a right of set off over the defeasance payment and the loan. The loans were originally scheduled to be repaid by 31 March 2004, but the extension options contained in them have been exercised so that the lease agreements and loans now have primary terms of 16 years and the option of further terms of 19 years at nominal rents. Negotiations are continuing with the lending bank in relation to the scope and extent of the security to be provided by Eircable Limited and other Group companies for these loans. The lending bank’s solicitors have indicated that the lending bank will require ITI to grant assignments by way of security of the rights of ITI under the defeasance agreements and charges over the bank accounts into which the sums due under the defeasance agreements are paid. The lease agreements and loans are subject to termination upon certain specified events. ITI and eircom have covenanted not to create any security interests over the equipment which is the subject of the leases save for such security as it may grant to the lessee over the equipment. The obligations of ITI under the transactions are guaranteed by eircom.

US equipment finance leases

We entered into five lease transactions between December 1995 and September 2000, which are scheduled to expire on various dates between December 2003 and February 2015 although two have already been terminated (see below). The equipment which is subject to these leases is necessary for eircom to operate its business and the key characteristics of these leases are as follows:

•	US bankruptcy remote trusts were established which used cash from investors and borrowed funds to purchase telecommunications equipment from eircom which was then leased back to eircom. The loans to the trusts are secured by security interests over the equipment, the lease rentals and other related assets, and the obligations of the trusts under the loans are generally limited to the secured collateral.

•	eircom remains responsible for all costs and expenses in relation to the equipment (including repair, maintenance and insurance) and provides full indemnities in relation to the equipment and the transaction. eircom is not permitted to create any security interests over the equipment.

•	The rental payment obligations of eircom under the leases have been economically defeased. Defeasance agents have agreed (in return for a payment from eircom), to pay the trusts the rental payments and the purchase price payable on exercise of the early buy out option (see below). The defeasance agents must be replaced if their credit rating falls below a specified level and such replacement may result in additional costs for eircom.

•	On an early termination (including following an event of default), eircom may lose the right to acquire the equipment and has an obligation to pay a termination sum. The amount of the termination sum varies depending on the cause of the termination and may be paid in part from any disposal sale proceeds. At any time that eircom’s credit rating is below a specified level (which currently it is) eircom is required to provide security for such potential termination payments. The security currently provided is in the form of letters of credit. The obligations of eircom under these letters of credit are guaranteed by Valentia Telecommunications. The nominal value of these letters of credit as of 31 March 2006 was less than €10 million. In addition, eircom may be required in certain circumstances to deposit an amount exceeding US$9.6 million as further security for such obligations but this deposit has not been required to date.

•	eircom has early buy out options in respect of the equipment on specified dates and also on the occurrence of certain events that otherwise would trigger a termination of the leases. These options were exercised on 15 January 2003 in relation to two of the leases. As a result, the security on equipment provided for these leases was released and title to the equipment automatically transferred to eircom on payment of the final instalment in December 2003. In relation to the other three leases, eircom is likely to exercise the early buy out options on the applicable option dates in 2008 and 2010. Failure to exercise the early buy out options could prejudice eircom’s ability to acquire title to the equipment and result in additional transaction costs.

The aggregate amount outstanding under all the continuing lease agreements as of 31 May 2006 is €138 million.

Lercie Limited, previously Eircell Limited, has entered into similar lease transactions. Following the demerger of the Group’s mobile business, in 2001:

•	the leased equipment is now used by the Vodafone Group, although Vodafone Group pays no rent;

•	Lercie Limited remains the lessee of record and the lease obligations of Lercie Limited are guaranteed by eircom;

•	certain operational covenants can only be performed by Vodafone Group;

•	eircom has to perform all of the other covenants, in particular the financial covenants, the requirement to put in place letters of credit and the obligation to make the termination payment. A lease default could trigger eircom’s termination payment obligation, and leave eircom unable to fulfil its obligation to transfer title to the equipment to Vodafone Group; and

•	it is anticipated that these arrangements will remain in place until these leases are assumed by Vodafone Group. However, Vodafone Group has previously disputed its obligation to assume the leases and there have been no communications with Vodafone Group in relation to this for over three years. It is not clear whether eircom could have any obligations under the indemnities it has given to Vodafone Group in relation to these leases.

Section 17 guarantees

Section 17 of the Irish Companies (Amendment) Act 1986 exempts a company from the obligation to file individual financial statements for any financial year so long as its liabilities at the year end are guaranteed by a parent undertaking. These guarantees are uncapped. eircom provides Section 17 guarantees for a large number of companies in the Group and also remains liable under Section 17 guarantees given for subsidiaries that we subsequently sold. The liabilities of all of the companies for which we have provided Section 17 guarantees at 31 March 2006 are included as liabilities in the audited balance sheets of eircom and Valentia Telecommunications. Guaranteed liabilities of subsidiaries we sold in earlier years are not included in these audited balance sheets, and do not exceed €40 million for the financial year ended 31 March 2006. In addition, intercompany payables are not included in the audited balance sheets as they are eliminated on consolidation.

Overdraft facilities

eircom and ITI have a number of overdraft facilities with Allied Irish Banks plc and The Governor and Company of the Bank of Ireland. The aggregate principal amount available to our Group from its overdraft facilities as of 31 May 2006 was approximately €8.25 million, Stg £3.5 million and US$3 million.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC

We did not spend any significant amounts on company sponsored research and development activities during each of the financial years ending 31 March 2006 and 31 March 2005 or the two months ended 31 May 2006.

D. TREND INFORMATION

This was a tougher year for the fixed-line business with substantial revenue and profitability being lost from voice traffic through its migration to mobile and from the market. Against this backdrop it is a credit to our Retail operation to have delivered such significant competition in the market and won back so many customers, and to our Wholesale business to have supported the growth of these competitors in their products and services.

E. OFF BALANCE SHEET ARRANGEMENTS

See Item 5B “Liquidity and Capital Resources - Lease Transactions - Irish sale and leaseback transactions”.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commitments as at 31 March 2006

The following table sets out our unaudited contractual obligations and commitments as they fall due for payment:

	Total €’m	Less than 1 Year €’m	Between 1 & 3 Years €’m	Between 3 & 5 Years €’m	After 5 Years €’m
Loans(1)	1,180	140	1,040	—	—
7.25% Senior Notes due 2013 (listed)	550	—	—	—	550
8.25% Senior Subordinated Notes due 2013 (listed)	491	—	—	—	491
Derivative financial instruments	39	—	—	—	39
Preference shares	144	29	58	43	14
Finance leases	138	28	81	29	—
Operating leases	295	36	55	42	162
Capital commitments(2)	108	108	—	—	—

Total contractual obligations and commitments	2,945	341	1,234	114	1,256

(1)	Debt issue costs of €36 million have also been capitalised, but have not been offset against long term and short term debt in the table above. Interest related to this debt is not included in the table above.
(2)	Capital commitments as at 31 March 2006 are sourced from management records.

eircom Group does not believe it has material funding requirements for its defined benefit pension schemes, and has therefore not included amounts for future benefit payments in the table above for any of the years presented.

For more information about our Contractual Obligations and Commitments, see “Description of Indebtedness” above. For information regarding pension commitments and long term and short term debt, see notes 40 and 26 to the consolidated financial statements of eircom Group contained in Item 18 “Financial Statements”.

Contingent liabilities

Details of contingent liabilities are included in Item 18 “Financial Statements”.

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

A list of the members of our Board of Directors is set forth in the table below.

Name	Age	Position
Sir Anthony O’Reilly	70	Chairman
Con Scanlon(1)	52	Vice Chairman
Dr. Philip Michael Gerard Nolan	52	Director, Chief Executive Officer
Peter Eugene Lynch	48	Director, Chief Financial Officer
Cathal Gerard Magee(1)	53	Director, Managing Director, Retail
David Francis McRedmond	43	Director, Commercial Director
John Gerard Conroy(1)	46	Non-Executive Director
Didier Jean-Claude Delepine	58	Non-Executive Director
Irial Finan	49	Non-Executive Director
Kevin Christopher Melia	59	Non-Executive Director
Padraic Joseph O’Connor	57	Non-Executive Director
Maurice Alan Pratt	50	Non-Executive Director
Donal Michael Roche	53	Non-Executive Director

(1)	Denotes an ESOT appointee.

The business address for the Directors is c/o 114 St. Stephen’s Green West, Dublin 2.

Sir Anthony O’Reilly has served as the Chairman of the Board of Directors of Valentia Telecommunications since 27 May 2001, as the Chairman of the Board of Directors of eircom Group since its formation and as Chairman of the Board of Directors of eircom since 16 November 2001. He is Chief Executive and the largest shareholder of Independent News & Media plc, the international media and communications group. In addition, he is Chairman of Waterford Wedgwood plc. He is a solicitor and earned his Ph.D at Bradford University. He was formerly a member of the Board of the New York Stock Exchange, Mobil Oil (now Exxon Mobil), Bankers Trust and the Washington Post, and President, Chairman and Chief Executive of the H.J. Heinz Company from 1973 to 1998.

Con Scanlon has served as Vice Chairman of the Board of Directors of Valentia Telecommunications since 9 November 2001, as the Vice Chairman of the Board of Directors of eircom Group since 18 March 2004 and as Vice Chairman of the Board of Directors of eircom since 16 November 2001. He is a former Non-executive Director and former Chairman of the ESOT and has been General Manager of the ESOT since July 2004. Mr Scanlon has served as a director of a number of our group entities since 1998. He was General Secretary of the Communication Workers Union until July 2004.

Dr. Philip Nolan has served on the Board of Directors of Valentia Telecommunications since 26 February 2002, on the Board of Directors of eircom Group since its formation and as Chief Executive Officer and Director of eircom since 30 January 2002. Dr. Nolan is a Non-Executive Director of De La Rue plc, Providence Resources plc, Ulster Bank Group and the Irish Management Institute. He was previously Chief Executive Officer of Lattice Group plc from October 2000, Chief Executive Officer of Transco plc from December 1999 and was as a Director of BG Group plc.

Peter Lynch has served as Chief Financial Officer of eircom since January 2001 and on the Board of Directors of eircom Group since 18 March 2004. He is a Director of the ESOT and a trustee of eircom’s main pension fund, the eircom Superannuation Fund. Prior to joining eircom, Mr Lynch was Group Finance Director of Adare Printing Group plc and Managing Director of ABN AMRO Hoare Govett Stockbrokers Limited. He is a Fellow of the Institute of Chartered Accountants in Ireland and a member of the Securities Institute.

Cathal Magee has been Managing Director of eircom retail since January 2002 and has served on the Board of Directors of eircom Group since 18 March 2004. Prior to this appointment, he was Managing Director of the fixed-line business, eircom Ireland, a position he held since the public flotation of the company in 1999. He has been a member of the Executive Board of eircom since he joined the company in March 1995 and also held the position of Managing Director, Business Transformation and HR Director during that period. He is a Director of the ESOT and non-Executive Director of EBS Building Society and Voluntary Health Insurance Board, (“VHI”). Prior to joining eircom, Mr Magee worked for the National Australia Banking Group in the UK and Ireland. He holds a Bachelor of Arts degree in Management and an MSc in Organisational Behaviour.

David McRedmond has been eircom’s Commercial Director with responsibility for strategy, regulation and corporate communications since June 2002 and has served on the Board of Directors of eircom Group since 18 March 2004. David joined eircom in December 1999 as Managing Director of Enterprises, including responsibility for Golden Pages and eircom Phonewatch Limited. Previously he was Chief Executive Officer of WH Smith USA, an airport development business and, has held a number of retail executive posts in the United Kingdom.

John Conroy has served on the Board of Directors of Valentia Telecommunications since 7 December 2001, the Board of Directors of eircom since 11 December 2001 and the Board of Directors of eircom Group since its formation. He is the Chief Executive of Merrion Capital Group, a Dublin-based stockbroking and corporate finance company. He serves as a Director on several Merrion entities, as well as Iona Technologies plc. Prior to joining Merrion, Mr Conroy served as head of NCB’s equity division.

Didier Delepine has served on the Board of Directors of eircom Group since 18 March 2004. Mr Delepine was President and Chief Executive Officer of Equant N.V., a leader in data, global networking and managed communications solutions for multinational organisations from 1998 to 2003. Prior to that he occupied several executive positions with SITA, the global network provider to the airline industry. Mr Delepine is on the Board of Directors of Viatel Limited and is a consultant for Cinven, the London based private equity firm.

Irial Finan has served on the Board of Directors of eircom Group since 18 March 2004. Mr Finan joined the Coca-Cola Company in August 2004 and was named President of Bottling Investments and Supply Chain, a newly established position responsible for managing the Company’s equity investments in bottler operations and overseeing the operations of the Company-owned bottlers around the world. In October 2004 he was elected as Vice President of the Coca-Cola Company. Mr Finan is a fellow of the Institute of Chartered Management Accountants.

Kevin Melia has served on the Board of Directors of eircom Group since 18 March 2004. Mr Melia is the Non-Executive Chairman of Iona Technologies plc, Manugistics Group Inc and Lightbridge Inc. He was the co-founder, Chairman and Chief Executive Officer of Manufacturers Services Limited (MSL), an electronics manufacturing services company. Prior to that Mr Melia held a number of senior executive positions at Sun Microsystems Corporation and with Digital Equipment Corporation. He is Managing Director of Boulder Brook LLC, a private investment company and a Director of Radisys Corporation.

Padraic O’Connor has served on the Board of Directors of eircom Group since 18 March 2004. Mr O’Connor was Non-Executive Chairman of ACC Bank from 1999 to 2002 when he oversaw the sale of ACC Bank to the Rabobank Group. He is a Director of ACC Bank and of Bear Stearns Bank (Ireland) Limited. He is also Chairman of Hewitt Associates Limited, of Alltracel plc, of Adwalker plc and of Jones Distribution Limited. He was chief economist with the NCB Group before becoming its Chief Executive in 1991, a position he held until 1999. He worked as an Economist with the Central Bank of Ireland and at the Irish Department of Finance before joining NCB.

Maurice Pratt has served on the Board of Directors of eircom Group since 18 March 2004. Mr Pratt is Chief Executive of C&C Group plc, the beverage and snack foods group, which he joined in January 2002. Prior to this he was Chief Executive of Tesco Ireland for 5 years, having previously been Managing Director of the Power Supermarket Group. He is a Past President of IBEC, a Council Member of Dublin Chamber of Commerce, a Member of the Government’s Enterprise and Advisory Group, Chairman of the Drinks Manufacturers of Ireland and a Fellow of the Marketing Institute of Ireland. He is a Non-Executive Director of Uniphar plc and is Non-Executive Chairman of Bank of Scotland (Ireland) Limited.

Donal Roche has served on the Board of Directors of eircom Group since 18 March 2004. Mr Roche is the Chairman of Barclays Bank Ireland plc, Appian Wealth Management Limited, DPS Engineering Holdings Limited and Murray Consultants Limited. He is also a Director of McInerney Holdings plc. Previously, Mr Roche was Managing Partner of Matheson Ormsby Prentice Solicitors and prior to that, he headed up the commercial and corporate finance group at that firm. He qualified as a solicitor in Ireland in 1980.

The Directors and Senior Executives of eircom Group hold the following directorships, in addition to their directorships of Group companies, and are members of the following partnerships:

Name	Position	Company
Sir Anthony O’Reilly	Chairman	Fitzwilton Limited
	Chairman and Partner	Matheson Ormsby Prentice
	Chairman	Waterford Wedgewood plc
	Director and CEO	Independent News & Media plc
	Director	Cartson Holdings Limited
	Director	Columbia Investments
	Director	Fairfield Holdings Limited
	Director	Galacia Management Limited
	Director	Genetix Holdings Limited
	Director	Helenof Holdings Limited
	Director	Independent Newspapers (UK) Limited
	Director	Indexia Holdings Limited
	Director	Jagran Prakashan Private Limited
	Director	Lionheart Ventures (Overseas) Limited
	Director	Stemriver Investments Limited
	Director	Stoneworth Investment Limited
	Director	Fitzwilton Charitable Foundation Limited
	Director	The Ireland Funds

Con Scanlon	Director	eircom ESOP Trustee Limited

Dr. Philip Nolan	Director	De La Rue Plc
	Director	Irish Management Institute
	Director	Providence Resources plc
	Director	Ulster Bank Limited

Peter Lynch	Director	Copperstar Limited
	Director	eircom ESOP Trustee Limited
	Director	Intrust Properties Limited

Cathal Magee	Director	EBS Building Society
	Director	eircom ESOP Trustee Limited
	Director	Voluntary Health Insurance Board

David McRedmond	Director	None

John Conroy	Director and CEO	Merrion Capital Group Limited
	Director	Alexandra Trustee Company Limited
	Director	City Theatre Limited
	Director	Iona Technologies plc

Name	Position	Company
	Director	Merrion Corporate Finance Limited
	Director	Merrion Financial Services Limited
	Director	Merrion Fund Management Limited
	Director	Merrion Stockbrokers Limited
	Director	Merrion Stockbrokers Nominee Limited
	Director	Merrion Venture Capital Management Limited
	Director	Parima Limited
	Director	Rockview Merrion Investments Limited

Didier Delepine	Director	Viatel Holding Limited

Irial Finan	Director	Alltracel Pharmaceuticals plc
	Director	CCE AG Supervisory Board
	Director	Coca-Cola Amatil
	Director	Coca-Cola Enterprises
	Director	Coca-Cola FEMSA
	Director	Coca-Cola HBC SA
	Director	Co-Operation Ireland
	Director	Galway University Foundation
	Director	Marlborough plc
	Director	Remlo Anstalt

Kevin Melia	Chairman	Iona Technologies plc
	Chairman	Lightbridge Inc.
	Director	Manugistics Group Inc
	Director	Boulder Brook Partners LLC
	Director	Radisys Corporation

Padraic O’Connor	Chairman	Alltracel Pharmaceuticals plc
	Chairman	Adwalker plc
	Chairman	Hewitt Associates Limited
	Chairman	Jones Distribution Limited
	Director	ACC Bank plc
	Director	Bear Stearns Bank plc
	Director	Bear Stearns Multi Strategy Fund
	Director	Becketts Limited
	Director	Glasgow Mackintosh Fund
	Director	Glasgow Mackintosh Master Fund Limited
	Director	ICMOS Ireland Limited
	Director	ICMOS Pangaea Global Hedge Fund plc
	Director	IMPAX Fund (Ireland) plc
	Director	J O Hambro Capital Management Umbrella Fund plc
	Director	QMC Development Capital Fund plc

Maurice Pratt	Chairman	Bank of Scotland (Ireland) Limited
	Director and CEO	C&C Group plc
	Director	Aquaporte Group Limited
	Director	Aquaporte Limited
	Director	Ballygowan Group Limited
	Director	Ballygowan Limited
	Director	Bestormel Limited
	Director	Bewdley Limited
	Director	Bouchel Limited
	Director	Britvic Limited
	Director	Bulmers Limited
	Director	C&C (Belfast) Limited
	Director	C&C (Holdings) Limited
	Director	C&C (Investments) Limited

Name	Position	Company
	Director	C&C (Ireland) Limited
	Director	C&C (Munster) Limited
	Director	C&C (Wholesale) Limited
	Director	C&C Agencies Limited
	Director	C&C Group (Pension Trust No. 2) Limited
	Director	C&C Group Irish Holdings Limited
	Director	C&C International Holdings Limited
	Director	C&C Logistics Limited
	Director	C&C Logistics (NI) Limited
	Director	C&C Management Services Limited
	Director	C&C Pension Trust (1973) Limited
	Director	C&C Pension Trust (1988) Limited
	Director	C&C Profit Sharing Trustee Limited
	Director	C&C Profit Sharing Trustee (NI) Limited
	Director	Cravenby Limited
	Director	Dublin Chamber of Commerce (Incorporated)
	Director	Edward & John Burke (1968) Limited
	Director	Edward & John Burke Limited
	Director	Eurosnax (UK) Limited
	Director	Eurosnax International Limited
	Director	Findlater (Wine Merchants) Limited
	Director	Fruit of the Vine Limited
	Director	Grants of Ireland Limited
	Director	Hollywood & Donnelly Limited
	Director	Irish Mist Liqueur Company Limited
	Director	King Foods (Export) Limited
	Director	King Foods Limited
	Director	King Kandy Limited
	Director	King Snacks Limited
	Director	Littlemill Limited
	Director	Lough Corrib Mineral Water Company Limited
	Director	M O’Sullivan & Sons Limited
	Director	Nisol Limited
	Director	Potato Distributors Limited
	Director	Quinns of Cookstown (1964) Limited
	Director	Rehill McKeown Limited
	Director	Showerings (Ireland) Limited
	Director	Sooner Foods (Ireland) Limited
	Director	Tayto Crisps Limited
	Director	Tayto Limited
	Director	The Fairgreen Partnership
	Director	Thwaites Limited
	Director	TJ Carolan & Sons Limited
	Director	Uniphar plc
	Director	Vandamin Limited
	Director	William J Dwan & Sons Limited
	Director	WM Magner Limited

Donal Roche	Chairman	Appian Wealth Management Limited
	Chairman	Barclays Bank Ireland plc
	Chairman	DPS Engineering Holdings Limited
	Chairman	DPS Engineering & Construction Limited
	Chairman	Murray Consultants
	Director	Abso Limited
	Director	Boris in Ossory Investments
	Director	Dacari Limited
	Director	McInerney Holdings plc
	Director	Questwell Limited
	Director	Rockhill Investment Company
	Director	Sundene (Ireland) Limited
Brian Montague	Director	Intrust Properties Limited

Board composition

Our Board of Directors consists of 13 Directors. The ESOT has the right, pursuant to the articles of association of eircom Group, to appoint three Directors to our Board of Directors for so long as it (or its nominee(s)) continues to hold at least 18% of our issued Ordinary Shares (which number will decline to two Directors where it (or its nominee(s)) holds at least 10% but less than 18% of our issued Ordinary Shares and one Director where such holding is at least 1% but less than 10% of our issued Ordinary Shares). The ESOT also has the right to appoint one of its nominee Directors to be the Vice-Chairman for a period of three years from the Initial Public Offering in March 2004 and thereafter will have this right for so long as the ESOT is entitled to appoint not less than two Directors to our Board of Directors. The ESOT nominee Directors are Mr Scanlon, Mr Conroy and Mr Magee. Mr Scanlon is the Vice Chairman.

Mr Delepine, Mr Finan, Mr Melia, Mr O’Connor, Mr Pratt and Mr Roche are the independent Non-Executive Directors. Mr Roche was until December 2003 the Managing Partner of Matheson Ormsby Prentice Solicitors, at which point he retired from the partnership. He has no ongoing financial interest, management responsibility or other rights in the partnership other than to receive certain fixed contractual payments that will be made over six years (from 1 January 2004) irrespective of the profitability of the partnership in consideration of his early retirement from the partnership. Sir Anthony O’Reilly is the Non-Executive Chairman of Matheson Ormsby Prentice and the firm also provides certain legal services to him and his family. Our Board of Directors has determined that Mr Roche’s relationship with Sir Anthony O’Reilly is not such as could render him other than an independent Non-Executive Director of eircom Group for the purposes of the Combined Code.

Our Memorandum and Articles of Association stipulate that at every Annual General Meeting (AGM) of the Company, one-third of the Directors, or the number nearest to one-third, shall retire from office by rotation. At the Company’s AGM in July 2005 it was proposed that the following Directors retired from office and were re-elected:

Sir Anthony O’Reilly, Chairman;

Con Scanlon, Vice Chairman;

Dr. Philip Nolan, CEO;

Padraic O’Connor, Director; and

Maurice Pratt, Director.

Senior management

Our senior management consists of the following executive officers who are responsible for the business and administrative departments indicated below.

Name	Age	Position
Dr. Philip Michael Gerard Nolan(1)	52	Chief Executive Officer
Peter Eugene Lynch(1)	48	Chief Financial Officer
Cathal Gerard Magee(1)	53	Managing Director, Retail
David Francis McRedmond(1)	43	Commercial Director
Paul Francis Reid	42	Operations Director
Brian Montague	44	Human Resources Director
Geoff Shakespeare	45	Chief Technology Officer
Robert Haulbrook	47	CEO, Meteor Mobile Communications
John Gerard Mason	48	General Counsel

(1)	Biography included under “Directors and Senior Management — Board of Directors” above.

The business address for the Senior Executives is c/o 114 St. Stephen’s Green West, Dublin 2.

Paul Reid is the Operations Director, since his appointment to this role, in March 2005. Paul joined eircom in August, 1982. He has held a number of senior management positions across the business, in both the retail and the network organisations. Paul has an MSc, (Business Administration) from Trinity College, Dublin, and a BA (Honours), in Personnel Management and Industrial Relations, from the National College of Ireland.

Brian Montague joined eircom in July 2002 as Director of Human Resources. He is a trustee of eircom’s two defined benefit pension schemes, the eircom Superannuation Fund, and the eircom No. 2 Fund. Beginning May 2001 and prior to joining eircom, he was Director of Human Resources at the National Air Traffic Service, United Kingdom, General Manager of Human Resources at British Airways beginning September 1992 and was Group Human Resources Manager for Guinness Northern Ireland beginning January 1988.

Geoff Shakespeare joined eircom in June 2005 as Chief Technology Officer. Mr Shakespeare has worked in a number of technology roles in the mobile and wireline domains, most recently as Director of Strategy and Technology for North Western Europe at Ericsson, handling the evolution of operator networks in the UK and Ireland, into next generation architectures.

Robert Haulbrook, Chief Executive Officer of Meteor, has a combined experience of more than 10 years in international operations. He also has over 20 years telecom experience in wireless, long distance, alternative fixed-line and yellow pages. Robert assumed the role of Chief Executive Officer of Meteor in August 2004. Prior to this role, Robert was Vice President and General Manager of Centennial de Puerto Rico with overall profit and loss responsibility for the country’s second largest mobile operator. Prior to joining Centennial, Robert held the position of Vice President of Marketing for BellSouth International from 2002 to 2004, having previously held the position of Vice President of Sales and Marketing in BellSouth Central America.

John Mason joined eircom in August 2003 as general counsel and was appointed Company Secretary in September 2003 and Company Secretary of eircom Group, Valentia Telecommunications and eircom in January 2004. Prior to joining eircom and beginning in 2002, Mr Mason was senior Corporate Attorney at Hewlett Packard Limited (UK and Ireland). Beginning in 2001, Mr Mason was Director of Legal Services and Company Secretary for Compaq Computer Limited (UK and Ireland) and beginning in 1999, European legal Counsel and Group Company Secretary at Compaq Financial Services. Mr Mason was admitted to the Northern Irish Bar in 1981.

To the best of our knowledge, there is no family relationship between any of our directors or senior management.

B. DIRECTORS’ COMPENSATION

The Remuneration Committee determines remuneration polices and practices which conform with best market practice, with the aim of attracting, retaining and motivating top class Executive Directors who will deliver excellent performance for the business and shareholders. Please see note 10 in Item 18 “Financial Statements” for further information.

The objectives that underpin eircom’s remuneration policy are:

•	to drive a high-performance culture where rewards are clearly linked to performance;

•	to contribute to very focused business goals;

•	to support the retention of high performers with strong leadership skills;

•	to encourage the development of employees’ full potential;

•	to develop cost-effective and market-based pay platforms; and

•	to attract, retain and motivate high-performing employees with the required skills and competencies.

The Remuneration Committee considers that a successful policy needs to be sufficiently flexible to take account of future changes in the Group’s business environment and in remuneration practice and so the policy is subject to change.

Executive Directors’ remuneration

eircom’s policy is that the remuneration awarded to Executive Directors should be competitive and comprise a mix of performance and non-performance related remuneration designed to incentivise Executive Directors. Benefits comprise base salary, pension arrangements, non-cash benefits, annual bonus and share options. Annual bonus payments and share options are performance-related and the Remuneration Committee regards these as key elements of the remuneration package.

Executive directors detailed emoluments

The remuneration of Executive Directors of the Group, excluding pension contribution shown separately below, in respect of the financial year ended 31 March 2006, is set out below:

	Dr. P Nolan	P E. Lynch	C Magee	D McRedmond
	Financial Year Ended 31 March 2006 €	Financial Year Ended 31 March 2006 €	Financial Year Ended 31 March 2006 €	Financial Year Ended 31 March 2006 €
Salary & fees	735,280	485,000	485,000	350,000
Benefits in kind (1)	45,365	5,176	35,486	26,575
Expense allowance	—	25,950	1,476	—
Performance related bonus(2)	581,606	297,305	287,605	200,550
Other payments(3)	37,428	28,072	21,511	16,241

Total	1,399,679	841,503	831,078	593,366

(1)	Benefits in kind for each Executive Director comprise the use of a company car, including petrol, and private health insurance. The benefit in kind for Peter E. Lynch only includes health insurance as he has opted for a car allowance rather than a company car (which is included in his expense allowance). The benefit in kind for Cathal Magee includes health insurance for part of the year, as he opted for an allowance rather then health insurance cover during the year (this allowance is included in his expense allowance).
(2)	Bonus payments are made to Executive Directors based on achievement of business and personal objectives.
(3)	Other payments comprise of:

a) Payments received by each Executive Director in accordance with the rules of the Key Executive Share Award Plan to enable them to pay-up the par value of shares issued to them on exercise of the second tranche of the Awards which were capable of vesting on 24 March 2006 (see footnote 1 to eircom Group Key Executive Share Award Plan details below).

b) Payment received for the loss of dividend which each Executive Director incurred as a result of the first tranche of the Key Executive Share Award Plan shares not vesting until 24 August 2005 (shares were due to vest on 24 March 2005, but did not vest due to dealing period restrictions).

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

For the financial year commencing 1 April 2006, the Remuneration Committee has set the salaries of the Executive Directors at €769,100 for Dr. Philip Nolan, €507,310 for Peter E. Lynch, €507,310 for Cathal Magee and €366,100 for David McRedmond having regard to the factors noted above.

Annual bonus

For the financial year ended 31 March 2006, the Executive Directors had the opportunity to earn annual bonuses of up to 100% of basic salary for Dr. Philip Nolan and 75% of basic salary for the other Executive Directors. Annual bonus payments for the financial year ended 31 March 2006 were determined by the Remuneration Committee based on the achievement of corporate and personal performance objectives set by the Remuneration Committee at the beginning of the financial year. A new customer service measure as a component of the business performance element of the bonus, was introduced from 1 April 2005.

The Remuneration Committee considers it vital that the bonus targets incorporate real opportunity and risk. To reflect this the business performance element was linked to business adjusted EBITDA performance. The Remuneration Committee agreed a bonus ratchet (being the incremental bonus opportunity against incremental performance targets) against target adjusted EBITDA performance for the financial year ended 31 March 2006. Therefore the business performance element of the bonus had targets based on a split, between adjusted EBITDA and the customer service measure. Both elements had a ratchet for target and stretch performance (being performance above target). The maximum payments achievable based on achieving the ratchet and stretch performance as outlined below.

For the Executive Directors with a bonus opportunity of 75% the split is 55% adjusted EBITDA performance, 10% customer service performance and 10% personal performance. For Dr. Philip Nolan, with a bonus opportunity of 100%, the split is 74% adjusted EBITDA, 13% customer service and 13% personal performance.

For the financial year ended 31 March 2006, for those Executive Directors with the opportunity to earn bonuses of up to 75% of base salary (Peter E. Lynch, Cathal Magee and David McRedmond) 51.3% of base salary was awarded for achievement against the business performance element of the bonuses. For Dr. Philip Nolan, whose bonus opportunity is up to 100% of base salary, the award for business performance is 69.1% of base salary. The balance of bonus paid to each of the Executive Directors was to reflect personal performance. Actual bonuses paid are as follows:

Executive Director	Total Bonus Amount €	% of base Salary
Dr. Philip Nolan	581,606	79.1%
Peter E Lynch	297,305	61.3%
Cathal Magee	287,605	59.3%
David McRedmond	200,550	57.3%

For the financial year commencing on 1 April 2006, the Remuneration Committee has decided to continue with the principles established for the financial year ended 31 March 2006 that annual bonus should be split between corporate and personal performance targets and that there should be a bonus ratchet against target and stretch performance as outlined above. The business performance element of the bonus will have targets based on a split, between adjusted EBITDA and the customer service measure. Both elements have a ratchet for target and stretch performance (with stretch performance giving the maximum payment possible as set out above).

Bonus payments are non-pensionable.

Non-cash benefits

All Executive Directors are entitled to a company car including petrol (or allowance), mobile phone, private health insurance and life assurance cover of four times salary.

Non-Executive Directors’ remuneration

The remuneration of Non-Executive Directors is a matter for the Chairman of the Board and the Executive members of the Board.

The Board of Directors determines the remuneration of Non-Executive Directors annually. The fees paid to Non-Executive Directors are set at a level, which will attract individuals with the necessary experience and ability to make a substantial contribution to the Group’s affairs, and reflect the time demands of their Board duties.

A basic fee is paid in respect of service as a Non-Executive Director and additional fees are paid to Sir Anthony O’Reilly and Mr Scanlon to reflect their additional duties as Chairman and Vice-Chairman of the Board. No additional fee is payable for membership of Board committees.

The basic fee for Non-Executive Directors for the financial year commencing 1 April 2006 is €75,000 per year, inclusive of Board committee membership. Sir Anthony O’Reilly is entitled to annual fees of €132,500 (inclusive of the basic fee) and Mr Scanlon is entitled to annual fees of €106,000 (inclusive of the basic fee). However, for the financial year ended March 2005, €76,305 of Mr Scanlon’s fee was paid directly to the ESOP. This arrangement was revised for the financial year ended March 2006 and the full fees are now paid to Mr Scanlon.

Non-Executive Directors are not eligible to receive bonuses or share options.

As of 31 March 2006 fees were paid to non-executive directors as follows:

Name	Financial Year Ended 31 March 2006
Sir A O’Reilly	€132,500
C Scanlon	€106,000
J Conroy	€75,000
D Delepine	€75,000
I Finan	€75,000
K Melia	€75,000
P O’Connor	€75,000
M Pratt	€75,000
D Roche	€75,000

Executive directors’ service contracts

It is the remuneration committee’s policy that Executive Directors will have service contracts that may be terminated by not more than one year’s notice. Service contracts are compliant with the UK Combined Code and generally reflect public company best practice.

Each Executive Director has a service agreement with eircom Limited dated 18 March 2004. Service agreements have a notice period of one year.

Termination payments to Directors

Under the terms of Dr. Nolan’s service agreement, if eircom Limited terminates Dr. Nolan’s employment without notice (other than in circumstances where it is entitled to terminate the employment summarily), it must pay Dr. Nolan an amount equal to 12 months salary and the gross value of the car, insurance benefits and pension contributions provided under his service agreement.

eircom Limited may suspend an Executive Director from his duties at any time after notice has been given, provided he continues to receive full salary. There are no other provisions for compensation payable on early termination of the service agreements.

Non-Executive Directors’ letters of appointment

Each Non-Executive Director has a letter of appointment under which he has been appointed for an initial period of three years effective from 18 March 2004. The appointments are subject to the Companies Act 1985 and eircom Group’s Articles of Association, in particular the need for periodic re-election. Either party may terminate the appointment at any time by giving one month’s notice (except for Sir Anthony O’Reilly whose appointment may be terminated by either party giving three months’ notice). The letters of appointment do not contain any provision for termination payments.

Management incentive arrangements

An important element of the remuneration policy for the Senior Management Group (including the Executive Directors) is to create long term incentives aligned to the interests of shareholders. For the financial year ended 31 March 2006 this objective was delivered through the eircom Group plc Employee Share Option Plan 2004 (the “Share Option Plan”), details of which are described below.

During the financial year ended 31 March 2006, the Remuneration Committee reviewed overall Executive Remuneration and the value of Long Term Incentive Plan (“LTI”) arrangements. A market assessment of the total compensation for Executive Directors showed that an increase in long term incentives was needed to maintain eircom’s total pay positioning. The Remuneration Committee considered various ways to achieve this positioning and decided to recommend that the individual maximum for Executive Directors and Senior Managers in the current Employee Share Option Plan be changed from 100% to 200% of base salary. Further details will be communicated at the Annual General Meeting where shareholder approval will be sought for this amendment to the Employee Share Option Scheme.

The Share Option Plan allows eligible employees (including Executive Directors and Senior Management) to be granted options over existing or unissued Ordinary Shares. The first grant of options was made under the Share Option Plan to selected senior employees including the Executive Directors, on 22 June 2004 and the second grant was made on 7 October 2005. Details of the options granted to the Executive Directors during the financial year are set out under “Share Options” below. The Remuneration Committee had intended that the third grant of options under this plan will be made during the financial year ended 31 March 2007. However, due to current corporate activities, the Remuneration Committee has agreed to suspend the implementation of the granting of 2006 options.

As a result of the Rights Issue in October 2005, the Remuneration Committee approved adjustments to the number of options granted on 22 June 2004 and the option price at which they may be exercised.

The revised number of options granted and the option price at which they may be exercised were calculated based in the Theoretical Ex Rights Price (“TERP”) methodology(1). The adjustment ensures that the number of shares in respect of which an option maybe exercised increases, but the aggregate exercise price payable remains constant.

The Remuneration Committee also revised the performance conditions as provided for under the eircom Share Option Plan rules. The performance criteria for the grant of options in June 2004 were adjusted by the Remuneration Committee to take account of the Rights Issue. The dividend component of the Performance Criteria was adjusted to reflect a constant dividend yield after the Rights Issue and the normalised EPS component was adjusted to reflect both the new business plan numbers post mobile acquisition and conversion to International Financial Reporting Standards (IFRS)(2). The Remuneration Committee are satisfied that the adjusted performance target is no less difficult to achieve than the previous existing performance target would have been immediately before the Rights Issue.

The exercise of any options granted under the Share Option Plan is conditional on achievement of performance targets over a three year period. For options granted during the financial year 31 March 2006, the Remuneration Committee determined that the exercise of these options would be subject to the following performance targets: (i) that the Company’s normalised adjusted earnings per share for the financial year ending 31 March 2008 achieving a growth target of an increase of the Consumer Price Index (CPI) plus 3% over the previous year’s normalised earnings per share with ratchet provisions in place and (ii) payment of a dividend of not less than 10.2 cents per share in each of the financial years ending 31 March 2006, 31 March 2007 and 31 March 2008(3) which reflects the assumed dividend yield as described in the Listing Particulars published in connection with Listing. Normalised adjusted earnings per share will be calculated by an independent third party.

For options granted during the financial year ending 31 March 2007, the Remuneration Committee intends to use the same two key performance measures.

(1)	The application of the TERP approach resulted in a factor of 1.105 being applied to the number of options and a factor of 0.905 being applied to the exercise price of the option.

(2)	Previous dividend target of €0.11 cents per share is adjusted to €0.102 cents per share maintaining the existing dividend yield.

(3)	Previous normalised EPS target of €0.1205 cents per share for financial years ending 31 March 2006 and 31 March 2007 is adjusted to 14.9 cent per share with ratchet provisions for levels of normalised EPS in the range of €0.135 cents to €0.154 cents per share.

Employee Share Ownership Plan

The Employee Share Ownership Plan (“ESOP”) is a form of share scheme approved by the Irish Revenue which statutory rules require the ESOP to be open to all employees that meet the relevant qualifying service. The ESOP was established in March 1999 to acquire and hold shares for the benefit of all eligible employees. The ESOP consists of two separate trusts, the eircom Employee Share Ownership Trust (“ESOT”) and the eircom Approved Profit Sharing Scheme (“APSS”). All Executive Directors are members of the ESOP. Prior to listing, all Executive Directors held notional interests under the ESOT Trust. Dr. Nolan, Mr Lynch and Mr McRedmond have waived all entitlements under the ESOT for a period of two years and one month from listing. These waivers have now ceased and will not be renewed.

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

Share options

Share schemes for Group employees

eircom Group currently operates the eircom Group Employee Share Option Plan 2004 together with the Employee Share Ownership Plan operated by the ESOT through the Employee Share Ownership Trust and the eircom Approved Profit Sharing Scheme Awards were also granted to the Executive Directors and certain key employees under the eircom Group Key Executive Share Award Plan prior to the IPO, which remain outstanding although the Remuneration Committee has decided that no future awards will be granted under this plan.

The principal terms of these share schemes are summarised below:

The Share Option Plan

The Share Option Plan enables eligible employees (including the Executive Directors) to be granted options over existing or unissued Ordinary Shares. The exercise of options is determined by reference to a performance target measured over a three-year period.

(i)	As at 9 June 2006, being the latest practicable date prior to publication of this document, options were outstanding over an aggregate of 14,172,325 Ordinary Shares as at 20 June 2006. Details of the options granted to the Executive Directors and Senior Managers are set out in the eircom Group Employee Share Option Plan table in this item. It is eircom Group’s policy to make annual grants of options to executive directors and senior employees.

(ii)	All employees and executive directors of the Group who are not within six months of their normal retirement date are eligible to be granted options under the Share Option Plan at the discretion of the Remuneration Committee. Employees who are within two years of normal retirement date are only granted options in exceptional circumstances.

(iii)	The number or value of Ordinary Shares over which options may be granted to an eligible employee in any 12 month period is limited so that the market value of such Shares on the date of grant by reference to the average closing middle market quotation for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the Dealing Day preceding the date of grant will not exceed 100 percent of the eligible employee’s basic annual salary prior to the grant. Please see “Management Incentive Arrangements” above which proposed to increase Executive Directors and Senior Managers individual maximum to 200% of base salary.

(iv)	Options may be granted within the period of six weeks following announcement of eircom Group’s half yearly or annual results or on any day on which the Remuneration Committee determines that exceptional circumstances exist that justify a grant.

(v)	No payment is required for the grant of an option.

(vi)

No options may be granted under the Share Option Plan if it would cause the number of Ordinary Shares issued or issuable pursuant to awards and options granted in the preceding 10 years under any share scheme operated by the Group to exceed 10% of eircom Group’s issued share capital at the proposed date of grant. No options may be granted under the Share Option Plan or any other discretionary share scheme adopted by eircom Group if it would cause the number of Ordinary Shares issued or issuable pursuant to awards and options granted in the previous 10 years under such schemes to exceed 5% of eircom Group’s issued ordinary share capital at the proposed date of grant. In addition, no options may be granted under the Share Option Plan or any other discretionary share scheme operated by eircom Group if it would cause the total number of Ordinary Shares issued or issuable pursuant to options or awards granted in the previous three years under any share scheme operated by the Group, to exceed 3% of eircom Group’s issued share capital at the proposed date or grant. Ordinary Shares issued for the purpose of the Group’s employee share schemes operated prior to the IPO of eircom (including for the purpose of satisfying options or awards granted under those schemes which are exercised after the IPO) do not count towards the percentage limits stated above. Ordinary Shares issued to the ESOT before the IPO, or after the IPO pursuant to the exercise of its Convertible Preference Shares held at Admission, do not count towards the above limits. If options are satisfied by a transfer of existing Ordinary Shares, the percentage limits stated above will not apply.

(vii)	Options entitle the optionholder to acquire Ordinary Shares at an exercise price per Ordinary Share determined by the Remuneration Committee. The exercise price of options must be not less than the lower of the middle market quotation of an Ordinary Share derived from the London Stock Exchange Daily Official List on the Dealing Day immediately before the date of grant or, where bargains in the Ordinary Shares other than those done at special prices were recorded in the Official List of the London Stock Exchange for the relevant date, the price, if any, at which those were recorded or, if more than one was recorded, a price half way between the highest and lowest of such prices, and, in any case, will not be lower than the nominal value of an Ordinary Share.

(viii)	Options may normally be exercised between the third and tenth anniversaries of the date of grant, at the end of which period they will lapse. They will generally only be exercisable if the performance conditions that apply to them have been satisfied. There will be no retesting of performance conditions.

(ix)	If an option holder leaves employment before the end of the performance period, his options normally lapse. However, if the reason for leaving is death, injury, disability, ill-health, retirement at normal retirement age, early retirement with the consent of the Remuneration Committee, the company for which the optionholder worked ceasing to be a member of the Group, the business for which the option holder works being transferred out of the Group or (if the Remuneration Committee so decides) for some other reason, the options will not lapse. Instead the options may be exercised within six months of the date of cessation (or such shorter period as the Remuneration Committee may decide) subject to the extent to which the performance conditions are satisfied at the date of cessation (subject to modification if the Remuneration Committee considers that the performance conditions would be met to a greater or lesser extent at the end of the original performance period). The number of Ordinary Shares that may be acquired will be reduced pro rata to take account of that proportion of the performance period (measured in complete months) which has elapsed to the date of leaving.

(x)	In the event of a takeover, merger, reconstruction or amalgamation, demerger or voluntary winding-up of eircom Group, options may be exercised early to the extent that performance conditions are satisfied at the date of the relevant event (subject to modification if the Remuneration Committee considers that the performance conditions would be met to a greater or lesser extent at the end of the original performance period). Options may also be exchanged for options over shares in an acquiring company. Following the announcement of the Recommended Cash Offer from BCMIH, the Remuneration Committee has determined that the performance conditions relating to the 2004 and 2005 options under the eircom Group plc employee share option plan would have been met. Therefore all options are now exercisable effective from 19 June 2006 up to 16 August 2006. If the offer does not go ahead for any reason, the participants will receive eircom ordinary shares on the exercise of the their options.

(xi)	The Share Option Plan may be operated in conjunction with an employee discretionary trust. The trust may acquire and hold Ordinary Shares required to satisfy options granted under the Share Option Plan. eircom Group and any relevant subsidiaries may provide sufficient funds by way of loan or gift to the trustee to enable it to fulfil any obligations under the Share Option Plan.

(xii)	In the event of any rights or capitalisation issue, sub-division, consolidation, reduction or other variation of its share capital or the implementation by eircom Group of a demerger, the Remuneration Committee may adjust the number of Ordinary Shares subject to options and the exercise price payable on the exercise of options.

(xiii)	Benefits under the Share Option Plan are not pensionable.

(xiv)	Options are not transferable and may only be exercised by the person to whom they were granted or their personal representatives.

(xv)	Ordinary Shares allotted or transferred under the Share Option Plan will rank pari passu with Ordinary Shares of the same class then in issue (except in respect of entitlements arising prior to the date of allotment). eircom Group will apply to the UK Listing Authority and the Irish Stock Exchange for the listing of any newly issued Ordinary Shares.

(xvi)	The Remuneration Committee may amend the Share Option Plan. However, the provisions governing eligibility requirements, equity dilution, individual participation limits and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of eligible employees or participants without the prior approval of Shareholders in general meeting except for minor amendments to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment or to benefit administration.

(xvii)	The Share Option Plan will terminate on the 10th anniversary of its adoption, or such earlier time as the Remuneration Committee may determine. The rights attaching to existing options will not be affected by such termination.

eircom Group Key Executive Share Award Plan

	Date of Grant	Earliest exercise date		Exercise price (cents)(1)	Number as at 1 April	Exercised in Period	Market value of shares at date of exercise(3)	Lapsed in period	Number before adjustment for Rights Issue	Number as at 31 March 2006(2)
Dr. P Nolan	24 Mar 04	24 Mar 06	(4)	0.10	433,316	216,658	€2.03	—	216,658	239,407	(5)
P E. Lynch	24 Mar 04	24 Mar 06	(4)	0.10	324,987	162,494	€2.01	—	162,494	179,555
C Magee	24 Mar 04	24 Mar 06	(4)	0.10	249,032	124,516	€2.04	—	124,516	137,590	(5)
D McRedmond	24 Mar 04	24 Mar 06	(4)	0.10	188,019	94,009	€2.04	—	94,010	103,881

(1)	Awards were granted to the Executive Directors and certain Senior Executives prior to the 2004 Admission under the Key Executive Share Award Plan. No amount was payable for the grant of awards. Each award takes the form of a right to acquire Ordinary Shares, and vests in two equal instalments. The vesting of these awards is not subject to any performance conditions (other than the condition relating to a participant’s continued employment). No further awards will be granted under this plan. Each participant is entitled to receive a payment from eircom to enable him to pay the exercise price which is set at the par value of the shares comprised in his award, so as to preserve the nil–cost structure of awards.
(2)	The Remuneration Committee adjusted the number of Ordinary Shares subject to awards to take account of the Rights Issue. The number of shares under option was adjusted by 1.105.
(3)	The market value on exercise varies as the date of the exercise was different in some cases.
(4)	The second instalment will become capable of vesting on 24 March 2006, subject, generally, to the participant remaining in service with the Group on the vesting date and there being no dealing restrictions.
(5)	Subsequent to 31 March 2006, Dr. Nolan and Mr McRedmond exercised their remaining options under this scheme.

eircom Group plc Employee Share Option Plan 2004(1)

	Date of Grant	Earliest exercise date	Expiry date	Exercise price (cents)	Number as at 1 April 2005 (before rights issue)(2)	Number following adjustment for rights issue	Granted in period	Number as at 31 March 2006
Dr. P Nolan	22 Jun 04	22 Jun 07	22 Jun 14	1.3575	471,333	520,823	—	520,823
	7 Oct 05	7 Oct 08	7 Oct 15	2.205	—	—	333,460	333,460
P E Lynch	22 Jun 04	22 Jun 07	22 Jun 14	1.3575	310,667	343,287	—	343,287
	7 Oct 05	7 Oct 08	7 Oct 15	2.205	—	—	219,955	219,955
C Magee	22 Jun 04	22 Jun 07	22 Jun 14	1.3575	310,933	343,581	—	343,581
	7 Oct 05	7 Oct 08	7 Oct 15	2.205	—	—	219,955	219,955
D McRedmond	22 Jun 04	22 Jun 07	22 Jun 14	1.3575	220,000	243,100	—	243,100
	7 Oct 05	7 Oct 08	7 Oct 15	2.205	—	—	158,730	158,730

No options were exercised or lapsed during the year ended 31 March 2006.

(1)	Options were granted to the Executive Directors and certain Senior Executives on 22 June 2004 and 7 October 2005 under the eircom Group plc Employee Share Option Plan (the principal terms of which are summarised “Share Options” in this item). No amount was payable for the grant of the options. The exercise of options is generally subject to achievement of corporate performance targets, details of which are set out in “Share Options” in this item and there being no dealing restrictions in place.
(2)	eircom completed a twelve for five Rights Issue in October 2005, following which, adjustments were made to the number of shares under option and to the exercise price in accordance with the rules of the Employee Share Option Plan. The number of shares under option as at 31 March 2006 are stated after adjustment for the impact of the Rights Issue using adjustment factors as determined by the Remuneration Committee. The number of shares under option were adjusted by a factor of 1.105 and exercise price was adjusted by a factor of 0.905.

Save as disclosed above, at the date of this document, none of the Directors or Senior Executives nor any person connected with them for the purposes of Section 346 of the UK Companies Act had any interest in the share capital of the Company.

Directors’ pension entitlements

Set out below are details of the pension benefits to which each of the executive directors and Mr. Scanlon are entitled. Mr. Scanlon’s entitlements arise from his status as a former employee of eircom Limited and not by virtue of his position as a director of eircom Group plc.

Retirement benefits (defined benefit pension scheme)(1)

	C Magee	C Scanlon
	Financial year ended 31 March 2006 €’000	Financial year ended 31 March 2006 €’000
Increase in accrued entitlements earned in year (pension)	13	5
Increase in accrued entitlements earned in year (gratuity)	40	Nil
Accrued entitlement at end of year (pension)	192	79
Accrued entitlement at end of year (gratuity)	577	Nil
Transfer value at beginning of year	3,596	1,945
Transfer value at end of year	4,360	2,536
Increase in transfer value less directors’ contributions	731	591
Increase in accrued entitlements (excluding inflation) (pension)	4	2
Increase in accrued entitlements (excluding inflation) (gratuity)	12	Nil
Transfer value of (decrease)/increase in accrued benefits (excluding inflation and directors contributions)	55	52

(1)	This table has been presented based on rounded information.

The accrued pension entitlements are the amount that the Director would receive if he left service at the end of the year.

The increase in the accrued entitlements is the difference between the accrued entitlements at the year-end and that at the previous year-end. As required by the UKLA’s Listing Rules, this is disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme’s liability in respect of the directors’ pension benefits. They do not represent sums payable to individual directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less directors’ contributions is the increase in the transfer value of the accrued benefits during the year after deducting the director’s personal contributions to the scheme.

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

Value of Directors’ Death and Ill-Health Retirement Benefits

	C Magee	C Scanlon
	As at 31 March 2006 €’000	As at 31 March 2006 €’000
Total Risk Cost for year ended	18	Nil

Defined Contribution Schemes

Each Executive Director participates in a defined contribution pension scheme operated by the Group. In accordance with historical arrangements, Cathal Magee also participates in the Group’s main defined benefit pension scheme (the eircom Main Superannuation Scheme).

eircom Limited makes employer contributions to each of these schemes in respect of the Executive Directors. eircom Limited contributions paid and payable to defined contribution schemes in respect of the Executive Directors for the financial year ended 31 March 2006 were as follows:

Name	Financial Year Ended 31 March 2006 €
Dr. P Nolan	367,640
P E. Lynch	72,750
C Magee	13,580
D McRedmond	52,500

C. BOARD PRACTICES

The Listing Rules of the UK Listing Authority and Irish Stock Exchange require listed companies to report on the manner in which they apply the Principles of Good Governance and the extent to which they comply with the Provisions set out in the Combined Code on Corporate Governance issued in July 2003 (“the Combined Code”).

The eircom Board is committed to the highest standards of corporate governance. During the year, a thorough review of the Group’s corporate governance policies and procedures was conducted to reflect the impact of the Higgs review of the role and effectiveness of Non-Executive Directors, the Smith report on Audit Committees, the revised Combined Code and the Sarbanes Oxley Act, 2002.

The Combined Code recommends that at least half the members of a board (excluding the chairman) of a public company listed in the UK should be non-executive directors who are independent in character and judgement and free from relationships or circumstances which are likely to materially affect, or could appear to affect, their judgement. eircom Group has six independent Non-Executive Directors: Mr Delepine, Mr Finan, Mr Melia, Mr O’Connor, Mr Pratt and Mr Roche. The other significant commitments of the Non-Executive Directors are disclosed to the Board before appointment and monitored during the year. eircom Group therefore considers that it is compliant with the revised Combined Code in relation to the constitution of our board of directors. The Directors have considered the engagement of Adventis Corporation by the Company in connection with Meteor described in Item 7B”Related party transactions — Payment of fees” and concluded that it is not a material business relationship and does not affect the independence of Mr Delepine.

The Directors consider that, during the financial year to 31 March 2006, the Group has complied with the provisions set out in section 1 of the Combined Code, except that the Group’s whistleblowing policy (Combined Code provision C.3.4) was not adopted until 25 May 2005.

The Combined Code also recommends that the board of directors should appoint one of its independent Non-Executive Directors to be the senior independent director. The senior independent director should be available to shareholders if they have concerns that contact through the normal channels of chairman, chief executive officer or chief financial officer has failed to resolve or for which such contact is inappropriate. eircom Group’s senior independent director is Mr Melia.

The ESOT has the right under the Articles of eircom Group to appoint three directors to our board of directors for so long as it (or its nominee(s)) continue(s) to hold at least 18% of our issued Ordinary Shares (which number will decline to two directors where it (or its nominees(s)) holds at least 10% but less than 18% of our issued Ordinary Shares and one director where such holding is at least 1% but less than 10% of our issued Ordinary Shares). The ESOT also has the right to appoint one of its nominees to be the Vice-Chairman for a period of three years from the Initial Public Offer in March 2004 and will have this right thereafter for so long as the ESOT is entitled to appoint not less than two directors to our board of directors.

Our board of directors has established three committees to assist in the discharge of its responsibilities: an audit committee, a nominations committee and a remuneration committee. In addition from time to time, separate committees will be set up by our board of directors to consider particular matters when the need arises.

The ESOT has the right under the Articles of eircom Group (as described in Item 10B “Additional Information”), for so long as it is entitled to appoint a nominee Director, to appoint one of its nominee Directors to each of the committees of our board of directors, provided that such appointments will not contravene the Combined Code, the UK Listing Rules or any other rules or codes of corporate governance which apply to eircom Group or which have been adopted by our board of directors. Accordingly, directors nominated by the ESOT will not be appointed to either the Audit Committee or the Remuneration Committee.

Audit Committee

The Audit Committee assists our board of directors in discharging its responsibilities with regard to financial reporting, including reviewing eircom Group’s annual financial statements, considering the scope of eircom

Group’s annual external audit and the extent of non-audit work undertaken by external auditors, approving eircom Group’s internal audit programme, advising on the appointment of external auditors and reviewing the effectiveness of eircom Group’s internal control systems.

The Combined Code recommends that all members of the Audit Committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement and that at least one member should have recent and relevant financial experience.

The Audit Committee is composed of four independent Non-Executive Directors: Mr O’Connor (appointed chairman in May 2005), Mr Melia, Mr Finan (previous chairman) and Mr Pratt. Our Board of Directors considers that Mr Melia has recent and relevant financial experience. Our board of directors therefore considers that it complies with Combined Code recommendations regarding the composition of the Audit Committee.

The Audit Committee reports its activities and makes recommendations to the Board. During the year ended 31 March 2006 the Audit Committee discharged its described duties. Its activities included:

•	formally reviewing the draft annual report and interim financial statements and associated announcements, with key focus on the judgmental areas and critical accounting policies;

•	reviewing the findings of the external and internal auditors reports;

•	reviewing the effectiveness of internal control systems, the risk management process and the compliance programme. The Audit Committee were facilitated in their work by receiving presentations from the Head of Audit, Risk and Compliance;

•	reviewing the work undertaken to ensure compliance with the Sarbanes-Oxley Act, 2002 and all related regulations as they apply to foreign registrants;

•	reviewing the internal and external audit plans for the period;

•	reviewing and approving the external audit strategy and report to the Audit Committee in respect of the annual report;

•	giving pre-approval for, then reviewing and approving the level of non-audit fees paid to the external auditors; and

•	reviewing and approving the Group’s policies on ethical business conduct, whistleblowing and other relevant corporate governance policies.

The Group has in place a code of ethical business conduct for the Board and senior management and has also introduced a whistleblowing policy and process. Copies of the general code and the Whistleblowing policy are available on request from the Company Secretary and on the Group’s website (www.eircom.ie).

In order to continue to meet best practice in the light of new regulations and legislation, the Group maintains a formal auditor independence policy which conforms to the requirements of Rule 2-01 of Regulation S-X and the Sarbanes-Oxley Act. This provides clear definitions of services that the external auditors may and may not provide such that their independence and objectivity is not impaired, as well as establishing a formal authorisation process, including the pre-approval by the Audit Committee, for allowable non-audit work that the external auditors may perform. The Audit Committee also completes regular reviews of the remuneration received by PricewaterhouseCoopers for non-audit work, with the aim of seeking to balance objectivity, value for money and compliance with this policy. The Audit Committee formed the view that no conflict of interest exists between PricewaterhouseCoopers’ audit and non-audit work during the financial year ended 31 March 2006 and that this was the most cost effective way of conducting eircom Group’s business given the nature of the projects arising during the year. In other situations, proposed assignments are subject to independent tendering and decisions taken on the basis of competence and cost effectiveness. The head of Group Internal Audit has a direct reporting line to the Chairman of the Audit Committee in line with recommended best practice.

In the light of the Sarbanes-Oxley Act, the board of directors has given due consideration to the actions necessary to meet the new and enhanced standards for corporate accountability in the United States, as defined in this legislation, and how these are best incorporated with existing procedures to meet best practice in the United Kingdom and Ireland.

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

The nominations committee is composed of Sir Anthony O’Reilly (chair), Mr Conroy, Mr Delepine and Mr Roche. Mr Conroy is the ESOT nominee to the nominations committee. eircom Group considers that it complies with Combined Code recommendations regarding the composition of the nominations committee.

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

The Remuneration Committee administers all aspects of any employee share scheme operated by the eircom Group including the selection of those eligible to participate, to whom options should be granted, the timing of any grant, the number of shares, the exercise price and the performance conditions that must be satisfied.

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

The current members of the Remuneration Committee are Mr Melia (chair), Mr Roche, Mr O’Connor and Mr Pratt.

The Combined Code recommends that all members of the Remuneration Committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances that are likely to affect, or could affect, their judgement.

eircom Group considers that it complies with Combined Code recommendations regarding the composition of the Remuneration Committee.

Advice provided to the Remuneration Committee

Advice is provided to the Remuneration Committee by the Group Human Resources Director. The Chief Executive and the Chairman were consulted about the remuneration of other Executive Directors.

The Remuneration Committee received advice from external independent remuneration consultants Towers Perrin in relation to the management of the impact upon existing share options of the Rights Issue and long term incentive arrangements for the Executive Directors. Towers Perrin were appointed by the Remuneration Committee.

The Remuneration Committee also received advice from Freshfields Bruckhaus Deringer (the Company’s English law advisers) as to English law and A&L Goodbody (the Company’s Irish law advisers) as to Irish law in relation to various matters arising on the operation of the share plans including the impact of the Rights Issue.

Additional Committees

Employee relations committee

The employee relations committee makes recommendations to our board of directors on any cases of proposed dismissal of staff.

The employee relations committee is composed of two directors, Dr. Nolan and Mr Pratt, and one non-board member, Mr Mason, in his capacity as company secretary and general counsel. The Group human resources director also attends meetings, but is not a member of the committee.

Disclosure committee

eircom Group has formed a disclosure committee comprising senior management, which reports to the Chief Executive Officer and the Chief Financial Officer on a formal basis regarding this document.

The principal responsibilities and duties of this committee are to design, maintain and review eircom Group’s disclosure controls and procedures in the preparation and verification of this 20-F, to evaluate the effectiveness of these controls on a regular basis and to assist the senior officers in providing the formal certifications required under U.S. legislation. To satisfy these requirements, the committee’s responsibilities extend to the entirety of eircom Group’s disclosures, including financial and non-financial information. It consults regularly with its external legal advisors and auditors to identify any risk areas, determine the subject of any disclosures, evaluate disclosure issues and to enable the Company to prepare this 20-F.

In this context, the disclosures contained within this document have been reviewed and evaluated by the committee following which appropriate assurances were given to the board of directors that the disclosure committee was not aware of any reason why the Chief Executive Officer and the Chief Financial Officer could not provide the certifications included as Exhibits 12.1, 12.2, 13.1 and 13.2 in this document.

Corporate Risk Committee

The Group’s risk framework was amended during the year to reflect further evolution of the internal governance arrangements in relation to the risk and control and compliance responsibilities across the Group. Central to the risk framework is the Corporate Risk Committee whose role is to reinforce a sound risk control environment and framework across all of the Group’s operations, to agree priorities in relation to risk management measures and to ensure an effective risk and compliance framework is maintained. The Corporate Risk Committee, which is made up of executives and senior management representatives from across the Group meets regularly to oversee risk and compliance management processes and programmes across the Group and reports to the Audit Committee and to the CEO. These risk and compliance programmes and processes and the related reporting are managed by the Audit, Risk and Compliance (ARC) organisation.

Corporate Governance Committee

The Corporate Governance Committee is responsible for implementing and monitoring eircom Group’s corporate governance compliance programme. The committee oversees the development and adoption of appropriate corporate governance codes and policies, and also training and awareness building communications programmes that are key to the successful implementation and embedding of the polices, processes and codes. The committee is chaired by the head of Audit, Risk and Compliance and reports on its activities to the Corporate Risk Committee and Board Audit Committee.

D. EMPLOYEES

We are one of the largest employers in Ireland. For the financial year ended 31 March 2005 we had an average number of 7,595 employees and for the financial year 31 March 2006 we had an average number of 7,415 employees in the following categories of activity:

	Average for the Financial Year Ended 31 March
	2005	2006
Fixed-line
Operational/technical	4,966	4,827
Sales/customer support	2,128	1,917
Administration	501	505

Total	7,595	7,249

Mobile
Operations/Technical	—	65
Sales/Customer Support	—	71
Administration	—	30

Total	—	166

Total fixed-line and mobile	7,595	7,415

The substantial majority of our employees are employed in Ireland.

Fixed-line services

As of 31 March 2006, approximately 88% of our employees were members of five recognised trade unions, the largest union being the CWU. Approximately 75% of our employees are represented by the CWU. Our employees have an average 23.3 years of service with the Group. Approximately 81% of our fixed-line employees are aged 41 years or older, with approximately 55% of our total employees aged 41 to 50.

We believe that the relationship between our management and our employees and the trade unions is good. We entered into a collective agreement, called the Telecom Partnership Agreement, with our fixed-line employees in April 1997, under which all significant changes in conditions of employment are to be discussed with the trade unions prior to any change. As part of this Agreement, we also agreed with the employees and the trade unions that all employee redundancies will be voluntary. The trade unions have agreed not to oppose changes we propose in response to competitive market pressures.

Approximately 92% of our employees are employed on a permanent basis. Approximately 4% of our employees have fixed-term contracts, with the remaining 4% being temporary employees, employed by a subsidiary or working under a flexible working arrangement. Under the Irish employment law regime it is difficult to terminate the contracts of existing employees or to unilaterally change the terms and conditions of their employment. In addition, employees who were members of staff of the Irish Department of Posts and Telegraphs prior to our conversion into a corporation in 1984 have specific statutory protection. Approximately 73% of our fixed-line employees still enjoy these protections. In the absence of a collective bargaining agreement to the contrary, the tenure of these employees may not be made less beneficial than that which prevailed in the Irish Civil Service.

National pay agreements are generally applied to the approximately 74% of our fixed-line employees whose terms are agreed directly with their trade unions. Since 1 August 2004, the following pay increases have been awarded or are scheduled to be awarded in the future:

Programme	Effective Date	% Increase
Sustaining Progress	1 August 2004	2.0
Sustaining Progress	1 February 2005	2.0
Sustaining Progress	1 May 2005	1.5
Sustaining Progress	1 November 2005	1.5
Sustaining Progress	May 2006	2.5

The current agreement in eircom covers the period to 1 November 2006. While a new National Agreement has recently been concluded, no discussions have taken place relating to its application in eircom on expiry of the current agreement.

We are continuing to reduce headcount, and have achieved significant reductions in the last three financial years. Our average number of employees declined from 8,306 in the financial year ended 31 March 2004 to 7,595 in the financial year ended 31 March 2005 and 7,249 in the financial year ended 31 March 2006. This decline in average headcount reflects the impact of our voluntary severance and outsourcing certain activities through Managed Service contracts. Our goal is to reduce headcount to approximately 7,000 by 31 March 2008 or earlier if it is possible to do so. To achieve this goal, we intend to:

•	offer voluntary severance and/or early retirement programmes to employees on a more targeted basis, with eligibility restricted to specified groups of employees depending on work area and service profile;

•	use flexible working models where suitable; and

•	outsource non core activities using joint ventures, co-investment initiatives, contracting and through Managed Service contracts.

To date our voluntary severance and early retirement programmes involved making offers of severance payments or assisted or early retirement to targeted groups of employees. Employees are typically offered a lump sum to take early retirement to leave the company. In addition employees can avail of a number of flexible working options. Flexible working options allow staff to work reduced hours and, in the case of part time with voluntary severance, part time for a specified period before leaving the company.

Our main voluntary severance programme in the financial year ended 2006 was launched on 19 December 2005 and closed on 10 March 2006.

The Company ensures that the skills of its employees are regularly refreshed, in order to effectively meet the demands of the market.

We offer various employee benefit plans, including management incentive schemes targeted at senior managers and executive directors.

Through the Employee Share Ownership Plan, at the date of this document, approximately 20.9% of our voting shares are held for the beneficiaries of that plan, being approximately 49% of current employees and 51% former employees.

Mobile services

As at 31 March 2006, approximately 95% of Meteor’s employees were employed on a permanent basis. Approximately 4% of Meteor’s employees had fixed-term contracts, with the remaining 1% being temporary employees, or working under a flexible working arrangement.

In the last quarter of 2004, Meteor commenced an outsourcing contract for the provision of customer care with an Irish call centre. At 31 March 2006, approximately 105 full-time staff equivalents, which are not included in the table above, were engaged in the provision of customer care services to Meteor customers through the outsourced call centre.

E. SHARE OWNERSHIP

Directors’ beneficial interests in share capital

The interests of the directors in the shares of eircom Group and other Group companies were:

	As at 9 June 2006
	10c Ordinary Shares	%
Executives
Dr. Nolan (1)	2,794,469	0.260
Mr Lynch (1)	949,256	0.088
Mr Magee (1)	898,824	0.084
Mr McRedmond (1)	778,356	0.073

Non-executives
Mr Scanlon	337,080	0.031
Mr Conroy	110,145	0.010
Mr Delepine	36,558	0.003
Mr Finan	91,397	0.009
Mr Melia	91,397	0.009
Mr O’Connor	54,837	0.005
Mr Pratt	68,548	0.006
Mr Roche	10,000	0.001

(1)	The percentages also reflect the beneficial ownership of eircom Group’s shares for the purposes of the rules of the SEC governing the determination of beneficial ownership of securities. In addition, each of the executive directors and Mr. Scanlon is regarded as being interested for the purposes of the Act in 229,855,201 Ordinary Shares and 144,166,666 Convertible Preference Shares held by the ESOT since they are, together with other eircom Group employees, beneficiaries of the eircom Employee Share Ownership Trust. There are also a small number of allocated Redeemable Preference Shares and Trancheable Redeemable Preference Shares held by the ESOT and it is expected that the majority of these will be distributed to other employees in due course.

The notional allocations of units held, which are a notional record of interests and do not correspond to interests in any one class of shares held by the ESOT are as follows: Dr. Nolan 5,731, Mr Lynch 12,183, Mr McRedmond 18,545, Mr Magee 32,957 and Mr Scanlon 32,225.

Mr Montague, Mr Reid, Mr Shakespeare and Mr Haulbrook do not hold interests greater than 1% of any class of shares and therefore their beneficial interest in share capital have not been disclosed.

The share options held by Directors are set out above in Item 6B “Directors’ Compensation”.

The directors have the same voting rights as all other holders of the relevant shares set out above.

F. PENSIONS

General

The Group’s pension commitments are funded through separately administered superannuation schemes and are principally of a defined benefit nature. The Group’s principal schemes are the eircom Main Superannuation Scheme 1988 and the eircom Spouses’ and Children’s Contributory Pension Scheme 1988 (the “eircom DB Schemes”). The Group also operates the eircom Limited Group Defined Contribution Scheme (the “eircom DC Schemes”), a defined contribution pension scheme which is principally used to provide benefits for staff and management who have joined the Group since 1997. In addition, the Group operates a number of relatively small, stand-alone defined contribution pension schemes, an Additional Voluntary Contribution (“AVC”) scheme and two relatively small defined benefit pension schemes. The schemes established in Ireland have the approval of the Irish Revenue Commissioners, and the defined contribution scheme established in the United Kingdom has the approval of the United Kingdom Inland Revenue.

eircom DB Schemes

Until the establishment of what is now eircom in 1984, employees of what was then the Irish Department of Post and Telegraphs were included in the unfunded “pay as you go” Civil Service pension arrangements. On the establishment of eircom, the eircom DB Schemes were established. The eircom DB Schemes were designed to replicate the benefits payable under the Civil Service pension arrangements.

Membership in the eircom DB Schemes is open to graded employees under the age of 60. As at 31 March 2006, the eircom DB Schemes had 6,534 active members along with 5,852 pensioners and 6,147 deferred members.

The principal benefits payable under the eircom DB Schemes are a pension of 1/80 of retiring salary for each year of pensionable service (with a maximum of 40/80) together with a gratuity of 3/80 of retiring salary for each year of pensionable service (maximum 120/80). Members may retire or be retired at any time after attaining age 60 (but must retire at age 65) and receive immediate pension benefits. Members contribute 5.3% of pensionable salary together with, where they are included for spouse and children’s benefits, an additional 1.5% of pensionable salary. The Group contribution rate is currently 10% of pensionable salary.

Two pension funds are operated to fund the benefits payable under the eircom DB Schemes. The Group operates the eircom Superannuation Fund (the “eircom Main Fund”) to fund and pay the benefits under the eircom DB Schemes in respect of post-1 January 1984 service entitlements and any additional costs due to the acceleration of the payment of pre-1 January 1984 entitlements arising on voluntary severance or early retirement programmes. The eircom No.2 Pension Fund funds and pays the benefits under the defined benefit scheme which are the liability of the Irish Minister for Finance. These liabilities relate to the pre 1 January 1984 pension entitlements of staff who transferred from the former Department of Posts and Telegraphs to Telecom Eireann on 1 January 1984.

An actuarial valuation of the eircom Main Fund was carried out, using the attained age method, as at 31 March 2005 by Mercer who are actuaries to the eircom DB Schemes but are neither officers nor employees of eircom Group. The actuarial method used involved determining an appropriate future employer contribution rate designed to fund the projected liabilities of the Schemes related to service subsequent to 1 January 1984 over the remaining working lifetime of the current members. The valuation considered the financial position of the schemes on two actuarial bases, the primary features of which were that the investments will earn a real rate of investment return, over and above salary inflation and pension increases, of 2.5% (Basis A) and 2.75% per annum (Basis B). As at 31 March 2005 (date of last actuarial valuation), the market value of the fund’s assets attributable to the pension scheme was €2,190 million and the actuarial valuation of the assets was sufficient to meet 102% (Basis A) and 107% (Basis B) of the value of the accrued liabilities making due allowance for future increases in salaries and pensions.

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

eircom DC Scheme

The Group established the eircom DC Scheme in 1997 and it operates on a defined contribution basis. Membership is at the discretion of eircom and is generally open to non-graded company staff. As at 31 March 2006, the scheme had approximately 509 active members along with 437 deferred members. Employees contribute at 5.3% of basic pay and the Group contributes at the rate of 9.7% of basic pay. As at 31 March 2006 the market value of the assets of the scheme was approximately €33.37 million. Normal retirement age is a member’s 60th birthday.

eircom Executive Defined Contribution Scheme

eircom established the eircom Executive Defined Contribution Scheme in July 2003. This scheme is a defined contribution scheme and membership is at the discretion of eircom. At present, there are 18 members of the scheme including Dr. Nolan, Mr Lynch, Mr Magee, Mr McRedmond and two of the Senior Managers. Under the provisions of the scheme, the contributions payable by eircom to the scheme in respect of a member are those notified by eircom to the member in question.

Miscellaneous Other Schemes

Other Defined Benefit Pension Schemes

Phonewatch operates a defined benefit scheme for its employees. As at 31 March 2006, the Scheme had approximately 87 active members and 43 deferred members. The employer contribution rate is currently 12.5% of pensionable salary and the employee contribution rate is 5% of pensionable salary. The last actuarial valuation was carried out as at 1 April 2005 (last actuarial review date). It showed that the actuarial value of the scheme’s assets were €1.786 million (market value € 1.945 million) and that the value of the past service liabilities, allowing for assumed future increases in pensionable pay and pension increases, was €2.617 million, giving a shortfall of €830,700.

During the financial year ended March 2006, all new entrants to PhoneWatch joined the eircom Defined Contribution Scheme. The employer contribution rate is currently 5% of pensionable salary and the employee contribution rate is 5% of pensionable salary.

eircom has also established the eircom Executive Defined Benefit Scheme to provide supplementary pension benefits. Mr Scanlon is the only current member of the scheme.

Other Defined Contribution Pension Schemes

Lan Communications Limited operates a defined contribution schemes within the Group. The scheme currently has approximately 35 active members. The employer contribution rate is 9.7% of pensionable salary and the employee contribution rate is 5.3% of pensionable salary.

Meteor operates a defined contribution scheme for its employees. As at 31 March 2006, the scheme had 414 active members. The scheme is a matching contribution scheme. The current maximum employer contribution is 5% of salary for all employees and 10% for all Senior Managers. The current minimum employee contribution rate is 1% of salary. As at 31 December 2005 (last valuation date) the scheme was valued at €5.1 million. Normal retirement age is a member’s 60th birthday.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Insofar as is known to eircom Group, the name of each person, other than the Directors and Senior Executives, who, directly or indirectly, is interested in 3% or more of eircom Group’s capital, and the amount of such person’s interest, as at 21 June 2006 (being the latest practicable date before the publication of this document):

Name	Ordinary Shares		Redeemable Preference Shares		Trancheable Redeemable Preference Shares		Convertible Preference Shares		Non-Voting Deferred Shares
	No.	%	No.	%	No.	%	No.	%	No.	%
Babcock & Brown Capital Limited	308,999,053	28.8
eircom ESOP Trustee Limited(1)	229,855,201	21.4	77,161	24.2	235,240	9.2	144,166,666	100	12,929,285,500	100
Credit Suisse	74,933,753	7.0
Deutsche Bank AG	60,664,609	5.7
Elliott Advisors UK Limited	48,917,105	4.6
Marathon Asset Management	41,521,443	3.9	—	—	—	—	—	—	—	—

(1)	eircom ESOP Trustee Limited is the trustee of the ESOT.

As at 31 May 2006, 37,322,337 Ordinary Shares were held by holders with registered addresses in the United States, representing approximately 3.48% of the existing issued Ordinary Shares. Since certain of the Company’s Ordinary Shares are held by nominees, the above numbers of holders may not be representative of the number of beneficial owners in the United States or of the total number of Ordinary Shares held by them.

Insofar as is known to eircom Group, the name of each person, other than the Directors and Senior Executives, who, directly or indirectly, is interested in 3% or more of eircom Group’s capital, and the amount of such person’s interest, as at 1 June 2005:

Name	Ordinary Shares		Redeemable Preference Shares		Trancheable Redeemable Preference Shares		Convertible Preference Shares		Non-Voting Deferred Shares
	No.	%	No.	%	No.	%	No.	%	No.	%
eircom ESOP Trustee Limited	157,031,531	20.9	531,870	100	671,083	100	158,583,333	100	6,474,437,398	100
Capital Research & Management	73,841,884	9.8	—	—	—	—	—	—	—	—
Cantillon Capital Management	28,519,768	3.8	—	—	—	—	—	—	—	—
Marathon Asset Management	27,464,756	3.7	—	—	—	—	—	—	—	—
Bank of Ireland Asset Management	24,161,606	3.2	—	—	—	—	—	—	—	—

As of 1 June 2005, 155,885,423 Ordinary Shares, were held by holders with registered addresses in the United States, representing approximately 20.75% of the outstanding Ordinary Shares. Since certain of the Company’s Ordinary Shares are held by nominees, the above numbers of holders may not be representative of the number of beneficial owners in the United States or of the total number of Ordinary Shares held by them.

Insofar as is known to eircom Group, the name of each person, other than the Directors and Senior Executives, who, directly or indirectly, is interested in 3% or more of eircom Group’s capital, and the amount of such person’s interest, as at 31 May 2004:

Name	Ordinary Shares		Redeemable Preference Shares		Trancheable Redeemable Preference Shares		Convertible Preference Shares		Non-Voting Deferred Shares
	No.	%	No.	%	No.	%	No.	%	No.	%
eircom ESOP Trustee Limited	216,213,709	29.14	3,487,584	100	3,857,587	100	173,000,000	100	598	1.2

Goldman Sachs Securities (Nominees)	100,292,169	13.52	—	—	—	—	—	—	—	—

Bank of Ireland Nominees Limited	51,337,892	6.92	—	—	—	—	—	—	—	—

Morstan Nominees Limited	48,047,038	6.48	—	—	—	—	—	—	—	—

Chase Nominees Limited	42,901,020	5.78	—	—	—	—	—	—	—	—

Citibank Nominees (Ireland)	29,652,392	4.00	—	—	—	—	—	—	—	—

The Bank of New York (Nominees)	24,398,424	3.29	—	—	—	—	—	—	—	—

As of 31 May 2004, 90,322 Ordinary Shares were held by approximately two holders with registered addresses in the United States, representing approximately 0.01% of the outstanding Ordinary Shares. Since certain of the Company’s Ordinary Shares are held by nominees, the above numbers of holders may not be representative of the number of beneficial owners in the United States or of the total number of Ordinary Shares held by them.

None of our major Shareholders have different voting rights than our other holders of Ordinary Shares.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B. RELATED PARTY TRANSACTIONS

The following are descriptions of the material provisions of agreements and other documents between the Group and various individuals and entities that may be deemed to be related parties. The agreements and other documents are largely historical and refer to shareholder arrangements in place prior to the Initial Public Offering.

Subscription and shareholders agreement

In connection with the acquisition of the entire share capital of eircom by Valentia Telecommunications, the shareholders of Valentia Telecommunications entered into a subscription and shareholders agreement that documented the ownership and transfer of the shares and the governance of Valentia Telecommunications. This agreement was amended on a number of occasions prior to its termination following the reorganisation and refinancing, described in Item 5A ”Operating and Financial Review and Prospects - Operating Results - Recent Developments — Reorganisation and Refinancing”. Following the reorganisation and refinancing, eircom Group and these shareholders entered into a new shareholders’ agreement containing substantially similar terms. This new shareholders’ agreement was amended during the reorganisation and refinancing process, inter alia, to remove provisions rendered obsolete as a consequence of the reorganisation and refinancing and was subsequently amended to facilitate certain steps required in the context of the Initial Public Offering. Following the Initial Public Offering, the new shareholders’ agreement was terminated and ceased to have effect and any outstanding rights or obligations under the agreement have been waived by eircom Group and its shareholders.

Registration rights agreement

In connection with their acquisition of the entire share capital of eircom, Valentia Telecommunications entered into a registration rights agreement, dated 28 August 2001, with its shareholders. In connection with the reorganisation and refinancing, described in Item 5A ”Operating and Financial Review and Prospects - Recent Developments - Reorganisation and Refinancing”, the Valentia Telecommunications registration rights agreement was terminated and eircom Group entered into a similar agreement dated 21 July 2003. Following the Initial Public Offering, this new registration rights agreement was terminated and ceased to have effect and any outstanding rights or obligations under this agreement have been waived by eircom Group and its shareholders.

Other acquisition-related agreements

In addition to the agreements discussed above, Valentia Telecommunications entered into agreements with, among others, a fund affiliated with Providence, a fund affiliated with Soros, The Goldman Sachs Group, Inc., Sir Anthony O’Reilly and the ESOT, relating to the formation of the consortium to acquire eircom and the framework for the proposed governance of Valentia Telecommunications which agreements were superseded by, and terminated upon the entry into force of, the shareholders agreement described above.

Agreements related to the reorganisation and refinancing

In connection with the reorganisation and refinancing, described in Item 5A ”Operating and Financial Review and Prospects - Operating Results - Recent Developments — Reorganisation and Refinancing”, we entered into various agreements with our shareholders in addition to the shareholders agreement referred to above, including a share exchange agreement and an implementation agreement. We paid certain expenses of our shareholders in connection with the reorganisation and refinancing.

In connection with the reorganisation and refinancing, eircom also agreed to pay additional bonuses, in three instalments, to the Executive Directors and at the same time paid an amount to Mr Lynch, Mr Magee and Mr McRedmond in return for giving up entitlements in relation to proposed leveraged co-investment arrangements. The first instalment was paid during 2003 and payment of the remaining instalments was to be conditional on recipients’ continued employment by the Group on specified dates. These conditions were waived by eircom and outstanding instalments of the reorganisation and refinancing bonuses were accelerated paid prior to 2004 Admission. The total amounts under these Reorganisation and Refinancing bonuses (including the payments in relation to the proposed leveraged co-investment arrangements for Mr Lynch, Mr Magee and Mr McRedmond of €317,867 to each of them) were €4,314,200 in respect of Dr. Nolan, €2,135,621 in respect of Mr Lynch, €2,035,621 in respect of Mr Magee and €1,606,184 in respect of Mr McRedmond. Part of these amounts were, in respect of each Executive Director, paid by way of employer pension contributions: namely, €2,157,100 in respect of Dr. Nolan, €847,361 in respect of Mr Lynch, €1,535,621 in respect of Mr Magee and €144,000 in respect of Mr McRedmond.

Loan agreements with eircom and the ESOT

On 23 May 2002, Valentia Telecommunications loaned €50 million to the ESOT. Valentia Telecommunications obtained the funds used for this loan from an inter-company loan from eircom. The loan agreement governing the ESOT loan provided that any proceeds received by the ESOT from a sale of preference shares had to first be used for repayment of the loan. The loans were on an interest-free basis and were repayable on 31 October 2003. The ESOT waived its entitlement to dividends in respect of 474 ESOT Preference Shares up to 31 October 2003. These loans were repaid following the offering of Senior Notes and Senior Subordinated Notes in the financial year ended 31 March 2004.

Payments of fees

(a)	Fees in connection with the reorganisation and refinancing in the period ended 31 March 2004 (audited)

During the financial year ended 31 March 2004, Valentia Telecommunications incurred fees in connection with the reorganisation and refinancing to the following related parties:

(i)	€1.5 million in legal fees payable to A&L Goodbody solicitors, a partnership in which Paul Carroll, a former director of eircom Group, is a partner;

(ii)	€0.5 million in professional fees to Lionheart Ventures (Overseas) Limited, a company wholly-owned by Sir Anthony O’Reilly;

(iii)	€1.8 million in professional fees to Soros Fund Management LLC, an affiliate of Soros;

(iv)	€4.5 million in professional fees to Providence Equity Partners IV Inc., an affiliate of Providence;

(v)	€3.0 million in professional fees reclaimed by the ESOT, a shareholder in eircom Group; and

(vi)	€0.1 million in professional fees to The Goldman Sachs Group, Inc., a shareholder in eircom Group.

(b)	Fees in connection with the Initial Public Offering in the financial year ended 31 March 2004

(i)	Since May 2002, Merrion Capital Group has provided financial advisory and brokerage services to the ESOT. Merrion Corporate Finance Limited, a subsidiary of Merrion Capital Group, has been retained by the ESOT since December 2003 to advise the board of directors of the ESOT in connection with the Initial Public Offering and related matters. The aggregate fees payable to Merrion Corporate Finance Limited by the ESOT in connection with the Initial Public Offering and related matters was approximately €1 million. In addition to being a director of eircom Group, John Conroy is the chief executive officer of Merrion Capital Group and is also a director of Merrion Corporate Finance Limited.

(ii)	eircom Group paid €2.8 million of certain financial and legal advisory fees and expenses of advisors to the ESOT in connection with the Initial Public Offering.

(iii)	eircom Group incurred €3.1 million in legal fees payable to A&L Goodbody Solicitors, a partnership in which Paul Carroll, a former director of Valentia Telecommunications, is a partner; and

(iv)	eircom Group incurred €2.4 million professional fees to Goldman Sachs Group Inc, a former shareholder in Valentia Telecommunications.

(c)	Other fees in the financial year ended 31 March 2004

(i)

During the financial year ended 31 March 2004, Valentia Telecommunications incurred €0.1 million in fees to Lionheart Ventures (Overseas) Limited, €0.3 million in fees to entities affiliated with Soros, and €0.7 million in fees to entities affiliated with Providence, in connection with an undertaking by these shareholders to repay a €50 million loan to the ESOT if the loan were not repaid prior to a certain date and €1.2 million in other legal fees to A&L Goodbody solicitors. In addition, eircom Group paid €0.9 million to Goldman Sachs Group Inc, a shareholder in Valentia Telecommunications in connection with the reorganisation and refinancing (see Item 4A ”Information on the Company - History and Development of the Company—Reorganisation and Refinancing”).

(ii)	During the financial year ended 31 March 2004, eircom paid €0.5 million on behalf of the ESOT for the administrative expenses incurred in its capacity as trustee of the eircom Employee Share Ownership Trust and the APSS.

(d)	Other fees in the financial year ended 31 March 2005

(i)	During the financial year ended 31 March 2005, eircom paid €0.5 million on behalf of the ESOT for the administrative expenses incurred in its capacity as trustee of the eircom Employee Share Ownership Trust and the APSS.

(e)	Other fees in the financial year ended 31 March 2006

(i)	During the financial year ended 31 March 2006, eircom paid €0.7 million on behalf of the ESOT for the administrative expenses incurred in its capacity as trustee of the ESOT and the APSS. All of these costs were expensed to the income statement.

(ii)	During the financial year ended 31 March 2006 eircom paid €0.8 million, on normal commercial terms, to Advents Corporation for strategic advice in relation to Meteor. All of these costs were expensed to the income statement. Mr Delepine is senior fellow working with Adventis and a member of the Adventis board of advisors.

Transactions with affiliates

From time to time the Group makes investments in joint ventures and affiliates relating to its business. Transactions with these joint ventures and affiliates include the following:

(a)	the Group holds 49% of the ordinary shares in Beacon Integrated Solutions Limited and 22% of the ordinary shares in Buy4Now Limited, and have entered into shareholder agreements with the other shareholders of these entities giving the Group various board nomination and share transfer rights; and

(b)	the Group holds 50% of the issued share capital in eircom Enterprise Fund Limited, with which it has entered into certain arrangements and to which it has also loaned approximately €1.15 million. This loan has been fully provided for by eircom Group.

Other transactions with Directors

In addition to the above, the Group has entered into various transactions with its Directors during the financial year ended 31 March 2006 which are set out separately in this item.

C. INTERESTS OF EXPERTS AND COUNSEL

None.

ITEM 8

FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 “Financial Statements”.

Litigation

Except as disclosed in the Risk Factor headed “Regulatory investigations and litigation may lead to fines or other penalties” included in Item 3D and as set out below, no member of the Group is engaged in or, so far as eircom Group is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Company and/or Group’s financial position or profitability.

Allegations of anti-competitive practices

On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction we put internal controls in place that we believe will prevent this from reoccurring and an independent audit of the related internal controls has been conducted. The final audit findings report, including management comments, and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines, which cannot be ascertained at this stage.

Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against the Group seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. The Group submitted its defence on 26 January 2004. The directors intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs’ alleged budgeted growth (€25 million) and loss of revenue on the plaintiffs’ pricing (€5 million). Even if the plaintiffs could establish a liability on the Group’s part under each of these headings, our directors do not believe that these figures represent damages which would be properly recoverable from the Group. The particulars also include further unquantified damages. The plenary summons and statement claim of Ocean Communications Limited and ESAT Communications Limited were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights. This additional claim will also be defended vigorously.

Asbestos claims

Approximately 120 premises currently or previously occupied by the Group contain or have contained asbestos. In 1987, the Group began a programme of removing asbestos from some of its premises and introduced safety measures and a warning procedure. As of 27 April 2006, approximately 40 premises occupied by the Group were identified as containing asbestos and these have been controlled and monitored.

Claims have been received from approximately 115 employees or former employees alleging injuries caused by exposure to asbestos. Of these, 98 relate to exposure at one particular set of premises in 1985. A composite Irish High Court action for unquantified damages and costs initiated on behalf of 97 of these has remained dormant since 1997. One further case relating to the same location initiated in the Irish High Court in 2003 has not progressed to any extent since.

In summary, as of 27 April 2006, five claims have been settled; one case was withdrawn and the remaining claims have been inactive for several years with the exception of two claims which have been inactive since 2003. The directors do not expect any material adverse impact on the Group’s profitability based upon the claims which have been made against it. Given the uncertain nature of this kind of litigation, and the lengthy period of time before asbestos related injuries become manifest, there can be no assurance that future claims will not be made against the Group.

Claims by Smart Telecom

On 8 June 2005, Smart Telecom instituted proceedings against eircom in the Irish High Court, challenging the validity of a notice of termination issued by eircom to Smart Telecom terminating the interconnection agreement between the parties, and alleging that the notice of termination is an abuse by eircom of its dominant position in the telecommunications market. Smart Telecom further alleges that eircom is abusing its dominant position by refusing to provide network access in the form of LLU to Smart Telecom in the manner required by Smart Telecom. Smart Telecom is seeking relief in the form of declarations that the notice of termination is invalid and an abuse of dominance, that eircom is abusing its dominance by failing to meet Smart Telecom’s LLU requirements and unspecified damages, including exemplary damages, for breach of contract and violation of the Competition Act 2002 and the EC Treaty.

An interlocutory injunction application by Smart Telecom was listed before the High Court on 19 October 2005, but the parties reached a settlement in respect of the interlocutory issues concerned. eircom delivered its defence in the proceedings on 23 December 2005.

eircom’s directors believe that the notice of termination was validly issued in accordance with the interconnection agreement, and that eircom provides access to its network fully in accordance with its obligations, and we intend to defend the proceedings vigorously. Smart Telecom submitted general particulars of their damages claim under the headings wasted expenditure (€1.6 million), delayed sales/lost customers (€3.8 million per annum), and capitalisation of losses (€41.7 million per annum). Even if Smart Telecom could establish liability on eircom’s part under each of these headings, our directors do not believe that these figures represent damages that would be properly recoverable from eircom.

Allegations of hearing impairment

In June 2006 the group received a letter before action in relation to potential hearing impairment claims by 52 current and former employees. The group has denied liability and awaits further details of the alleged injuries.

Dividend Policy

The Company currently intends to pay annual interim and final dividends on the Ordinary Shares, which will normally be paid in December and July, respectively. Dividends will be declared and paid in euro. It is anticipated that the Company will seek to pay dividends on a progressive basis going forward subject to the outcome of the Recommended Cash Offer outlined in Item 4A “History and Development of the Company - Cash Offer by BCMIH”.

Under UK company law, the Company can only pay cash dividends to the extent that it has distributable reserves and cash available for this purpose. In addition, as a holding company, the Company’s ability to pay dividends, first, to the holders of Preference Shares and, thereafter, to the holders of Ordinary Shares is affected by a number of factors, principally its ability to receive sufficient dividends from its subsidiaries. The payment of dividends to the Company by its subsidiaries is, in turn, subject to certain restrictions, including similar Irish company laws requiring the existence of sufficient distributable reserves and cash in its subsidiaries and restrictions contained in the Senior Credit Facility and the Amended Indentures of the

Senior Notes and Senior Subordinated Notes. Accordingly, any limitations on the ability of the Company’s subsidiaries to pay dividends (for example, as a result of profitability or distributable reserves in these subsidiaries being adversely affected) may reduce the Company’s ability to pay dividends to its shareholders. Meteor will be unable to consider paying a dividend until, amongst other things, it has accumulated realised reserves, which would include realised profits and capital contributions, in excess of accumulated losses.

For a further description of these and certain other factors that will continue to affect the Company’s ability to pay dividends (including under the terms of the Senior Credit Facility and the Amended Senior Notes and Senior Subordinated Note Indentures and the implications for us of adopting International Financial Reporting Standards in 2006) see Item 3D—“Risk Factors”. In particular, as explained in the risk factor headed “Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends.”, it should be noted that if the Company has a significant pension deficit in 2007 (which is dependent amongst other things on changes in the valuation of publicly traded equities and interest rates), depending on the accounting treatment adopted at that time, the Company may be unable to pay dividends. The Rights Issue in September 2005 was structured in a way to create distributable reserves equal to the net proceeds of the Rights Issue less the par value of the New Shares issued by the Company. It should be possible for the Company to declare dividends from these reserves in the future, provided that the Company has sufficient cash resources to fund such a dividend, the distributable reserves have not otherwise been reduced, and the Directors consider it appropriate to declare such a dividend.

SIGNIFICANT CHANGE

An interim dividend of €0.052 per Ordinary Share was approved by the Board on 14 May 2006. As a result, €56 million will be paid to the Shareholders on 26 June 2006. Other than as outlined above, there has been no significant change in the financial or trading position of the Group since 31 March 2006, the date to which the last consolidated financial statements of the Group were prepared.

ITEM 9

THE OFFER AND LISTING

The Senior Notes and Senior Subordinated Notes are listed on the Luxembourg Exchange and the Irish Stock Exchange, while the Ordinary Shares are listed on the London and Irish Stock Exchanges.

ITEM 10

ADDITIONAL INFORMATION

A. SHARE CAPITAL

Details of the Share Capital are set out in Note 33 of Item 18 “Financial Statements”.

B. SUMMARY OF THE MEMORANDUM AND ARTICLES

This information is contained in Form 20-F for the year ended 31 March 2005 dated 30 June 2005. There have been no changes in the Memorandum and Articles since that date.

C. MATERIAL CONTRACTS

The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by eircom or any member of the eircom Group in the last two years which are or may be material:

(i)	Implementation Agreement

On 23 May 2006, BCMIH, BCM, the ESOT Trustee and eircom entered into the Implementation Agreement which provides, inter alia, for the implementation of the Scheme (or, if applicable, an offer) and contains assurances and confirmations between the parties, including obligations to implement the Scheme on a timely basis, to use reasonable efforts to obtain the necessary regulatory clearances to satisfy the Conditions and governing the conduct of the business of eircom in the period prior to the Effective Date.

The Implementation Agreement shall terminate if any Condition is invoked in accordance with the UK City Code on Takeovers and Mergers, (“City Code”), or the Scheme has not become effective on or before 30 September 2006.

The obligations of eircom under the Implementation Agreement and certain obligations of BCMIH, BCM and the ESOT Trustee shall be released if the recommendation of the Independent Directors is withdrawn, modified or qualified.

Under the terms of the Implementation Agreement, eircom has agreed to pay BCMIH an inducement fee of €2.6 million in the event that the Scheme lapses or is withdrawn if:

•	the Independent Directors withdraw, or adversely modify, their recommendation of the Scheme (otherwise than as a direct result of action taken by BCMIH that is not provided for in the Implementation Agreement or the Bidding Agreement); or

•	the Independent Directors announce that they are recommending or proposing to recommend any Competing Proposal; or

•	without the consent of BCMIH and except as contemplated by the Implementation Agreement, eircom withdraws the Scheme or takes steps to defer (or adjourn) the holding of the Court Meeting or the EGM, or the Court Hearing, to a date later than four months after the date of the Announcement, 23 May 2006.

(ii)	Contract relating to the sale of property at St. John’s Road

On 27 May 2005, Osprey Property Limited, a wholly-owned subsidiary of eircom, and the Commissioner of Public Works in Ireland entered into a contract relating to the sale of property at St. John’s Road, Dublin to Rhatigan Commercial Developments Limited. The sale completed on 29 July 2005 and Osprey Property Limited received proceeds of approximately €41 million for its share in the property.

(iii)	Rights issue underwriting agreement

On 25 July 2005, in connection with a rights issue of Ordinary Shares by the Company, the Company entered into an underwriting agreement with, inter alia, Morgan Stanley Securities Limited and Goodbody Stockbrokers (the “Underwriters”) pursuant to which the Underwriters agreed to endeavour to procure persons to acquire new shares in the Company that were not taken up by shareholders or nominees and, to the extent that they failed to do so, the Underwriters agreed to acquire an equivalent number of such new Ordinary Shares in a proportion agreed between them.

The Company gave certain customary representations and warranties and indemnities to the underwriters. The liabilities of the Company were unlimited as to time and amount.

(iv)	Meteor acquisition agreement

On 25 July 2005, eircom, Western Wireless International Holding Corporation and Western Wireless Corporation entered into a share purchase agreement pursuant to which eircom agreed to purchase all of the issued and outstanding shares of Meteor for cash consideration of €419.4 million, including repayment of certain intercompany indebtedness of Meteor Mobile Communications Limited.

eircom gave certain representations and warranties usual for a transaction of this nature, including representations and warranties relating to authority and consents, financing for the acquisition and approvals required for the acquisition.

eircom also gave certain indemnities that are customary for a transaction of this nature including in connection with breach by it of the representations and warranties given, and obligations undertaken, in the agreement.

The parties agreed certain undertakings that would apply following closing of the acquisition. These included certain non-solicitation and non-compete restrictions undertaken by Western Wireless International Holding Corporation, including undertakings that neither it nor certain of its affiliates would, directly or indirectly, without the consent of eircom, (a) for three years following closing of the acquisition, (i) carry on or be engaged, employed or concerned or have a direct or indirect interest in a business in Ireland that either competes with the Meteor Group (subject to certain limitations), or (ii) use the Meteor name (or any name likely to be confusing therewith), and (b) for 12 months following closing of the acquisition, employ or solicit employees of the Meteor Group.

The acquisition of Meteor by eircom was cleared by the Competition Authority. eircom gave certain commitments to the Competition Authority in connection with the granting of the said clearance.

(v)	Amendment to Senior Credit Facility

According to the Senior Credit Facility, Valentia Telecommunications and its subsidiaries may not (unless the lenders have otherwise consented) enter into any transaction to acquire any shares, stock, securities or other interest in any other company or business or joint venture the value of which, when aggregated with the value of any other acquisition, merger, or joint venture transactions undertaken by Valentia Telecommunications and/or its subsidiaries during the life of the Senior Credit Facility, would exceed €300,000,000 (or the equivalent in another currency or currencies).

The relevant provision of the Senior Credit Facility has been amended with the consent of the lenders expressly in order to permit the Acquisition of Meteor and provide continuing flexibility for Valentia Telecommunications and its subsidiaries to make further acquisitions during the remaining life of the Senior Credit Facility Agreement. Under the Senior Credit Facility (as amended), Valentia Telecommunications and its subsidiaries may, in addition to the Acquisition of Meteor, enter into other transactions to acquire any shares, stock, securities or other interest in any other company or business or joint venture provided the value of which, when aggregated with the value of any other acquisition, merger, or joint venture transactions undertaken by Valentia Telecommunications and/or its subsidiaries during the life of the Senior Credit Facility, would not exceed €100,000,000 (or the equivalent in another currency or currencies).

Details of the Senior Credit Facility, Interest Rate Swaps, Currency Swaps, Intercreditor Deed and Amended Senior Note Indenture and Senior Subordinated Note Indenture are included in Form 20-F for the financial year ending 31 March 2005, dated 30 June 2005.

D. EXCHANGE CONTROLS

There are currently no UK or Irish laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK or non-Irish residents or to US holders of our securities except as otherwise set forth below in “Taxation”. There are no limitations under our articles of association restricting voting or shareholding.

E. TAXATION CONSIDERATIONS

United States Taxation

The following is a general discussion based on present law of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Senior Notes or Senior Subordinated Notes (“Notes”). This summary applies only to a beneficial owner of a Note who holds the Notes as capital assets and uses the dollar as their functional currency. This discussion is for general information only and does not address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, partnerships, other pass-through entities, persons who hold their Notes as part of a straddle, hedge, conversion transaction or other integrated investment and persons liable for the alternative minimum tax). This discussion does not address the tax treatment of persons that will hold the Notes in connection with an Irish or UK permanent establishment. This discussion does not address the U.S. federal estate and gift tax, U.S. state and local or non-U.S. tax considerations relating to the purchase, ownership and disposition of the Notes.

Except as otherwise described herein, this discussion applies only to a person who is a “U.S. Holder”. “U.S. Holder” means a holder that is the beneficial owner of a Note and that is, for U.S. federal income tax purposes:

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

Taxation of Interest and Additional Amounts

Subject to the discussion below under “Contingent Payment Debt Instruments”, in general, interest and additional amounts (without reduction for applicable withholding taxes) paid or payable on a Note or with respect to a guarantee is taxable to a U.S. Holder as ordinary interest income as received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

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

Interest on Euro-Denominated Notes

Special rules apply to interest on Notes that are denominated in euro. A cash method U.S. Holder must include in income the dollar value of each interest payment in respect of a euro-denominated Note based on the spot rate in effect on the date the interest payment is received, regardless of whether the payment in fact is converted to dollars. In the case of an accrual method U.S. Holder, the amount of any interest income accrued in respect of euro-denominated Notes during any accrual period generally will be determined by translating the accrued interest into dollars at the average exchange rate applicable to the accrual period (or, with respect to an accrual period that spans two taxable years, at the average exchange rate for the partial period within the relevant taxable year). An accrual method U.S. Holder will recognise an exchange gain or loss with respect to any accrued interest income in respect of euro-denominated Notes on the date that payment in respect of the interest income is received in an amount equal to the difference between (1) the dollar value of the payment, based on the spot rate in effect on the date the payment is received, and (2) the amount of interest income accrued in respect of the payment. Any exchange gain or loss generally will be treated as ordinary income or loss. Notwithstanding the rule regarding the translation of accrued interest income described above, an accrual method U.S. Holder may elect to translate accrued interest income using the spot rate in effect on the last day of the accrual period (or, with respect to an accrual period that spans two taxable years, using the spot rate in effect on the last day of the relevant taxable year). If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. Holder may translate accrued interest using the spot rate in effect on the date of receipt. The above election will apply to all other debt obligations held by the U.S. Holder and may not be changed without the consent of the U.S. Internal Revenue Service, (“IRS”). We urge U.S. Holders to consult with their tax advisers before making the above election.

Market Discount

A U.S. Holder will be treated as if it purchased a Note at a market discount if the difference between the Note’s stated redemption price at maturity and the U.S. Holder’s tax basis for a Note (generally, the amount paid for the Note) is equal to or greater than  1/4 of 1 percent of the Note’s stated redemption price at maturity multiplied by the number of complete years to the Note’s maturity.

Generally, a U.S. Holder must treat any gain it recognises on the maturity or disposition of a Note as ordinary income to the extent of the market discount accrued while the U.S. Holder held the Note. Alternatively, a U.S. Holder may elect to include market discount in income currently over the life of the Note. If a U.S. Holder makes this election, it will apply to all debt instruments with market discount that the electing U.S. Holder acquires on or after the first day of the first taxable year to which this election applies. A U.S. Holder may not revoke this election without the consent of the IRS. A U.S. Holder will accrue market discount on a Note on a straight-line method unless it elects to accrue market discount using a constant-yield method. If a U.S. Holder makes this election, it will apply only to the Note with respect to which it is made and the U.S. Holder may not revoke it.

Furthermore, unless a U.S. Holder elects to include market discount into income on a current basis as described above, a U.S. Holder of a Note having market discount may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such Note until the Note’s stated maturity or its earlier disposition in a taxable transaction. In the case of a Note payable in a currency other than dollars, (i) market discount is determined in units of the relevant foreign currency, (ii) accrued market discount required to be taken into account on the maturity or earlier disposition of a Note is translated into dollars at the spot rate on maturity or earlier date of disposition of the Note (and no part of such market discount is treated as exchange gain or loss), and (iii) accrued market discount currently includible in income by a U.S. Holder is translated into dollars at the average exchange rate for the accrual period, and exchange gain or loss is determined on the maturity or earlier date of disposition of the Note in the manner described in “Payments of Interest” above, with respect to computation of exchange gain or loss on the receipt of accrued interest.

Bond Premium

A U.S. Holder that has a tax basis for a Note that is greater than its principal amount may elect to treat the excess as amortisable bond premium. If a U.S. Holder makes this election, it will reduce the amount required to be included income each year with respect to interest on the Note by the amount of amortisable bond premium allocable to that year, based on the Note’s yield to maturity. Special rules apply to Notes (i) payable in or by reference to a currency other than dollars and (ii) with contingent interest payments. If a

U.S. Holder makes an election to amortise bond premium, it will apply to all Notes that a U.S. Holder acquires on or after the first taxable year to which this election applies, and a U.S. Holder may not revoke it without the consent of the IRS.

However, if a Note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its principal amount, special rules would apply that could result in a deferral of the amortisation of some bond premium until later in the term of the Note. In the case of a Note denominated in, or determined by reference to, a currency other than dollars, bond premium is computed in units of the relevant foreign currency and amortisable bond premium reduces interest income in units of such foreign currency. At the time amortised bond premium offsets interest income, foreign currency exchange gain or loss (taxable as ordinary income or loss, but not generally as interest income or expense) is realised based on the difference between spot rates at that time and at the time of the acquisition of the Note.

With respect to a holder that does not elect to amortise bond premium, the amount of bond premium constitutes a capital loss when the bond matures. In the case of a Note denominated in, or determined by reference to, a currency other than dollars, foreign currency exchange gain or loss with respect to the premium is realised based on the difference between the spot rates on the maturity or earlier disposition of the Note and at the time of the acquisition of the Note. In such case, the amount of capital loss relating to the premium may be offset or eliminated by exchange gain.

Foreign Tax Credit

A U.S. Holder may, subject to certain limitations, be eligible to claim a credit or deduction in respect of any taxes that are withheld at the appropriate rate from payments on the Notes for purposes of computing its U.S. federal income tax liability. The rules relating to foreign tax credits are complex and we urge U.S. Holders to consult their own tax advisers with regard to the availability of foreign tax credits and the application of the foreign tax credit rules to their particular situation. For foreign tax credit limitation purposes, interest income attributable to the Notes and received or accrued in tax years beginning before 2007 generally will be treated as “passive income” or, in the case of certain U.S. Holders, “financial services income”, in either case from sources outside the United States. Interest income attributable to the Notes and received or accrued in tax years beginning after 2006 generally will be “passive category income” or, for certain U.S. Holders, “general category income”. Any foreign currency exchange gain or loss attributable to the Notes generally will be treated as realised from U.S. sources.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange, redemption, retirement at maturity or other taxable disposition of a Note, a U.S. Holder generally will recognise taxable gain or loss equal to the difference between the amount of cash and the fair market value of all other property received on the disposition (except to the extent the cash or property is attributable to accrued and unpaid interest, which is taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the Note.

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

Upon a U.S. Holder’s sale, exchange, redemption, retirement or other disposition of a euro-denominated Note, the foreign currency amount realised will be considered to be the payment of accrued but unpaid interest (on which exchange gain or loss may be recognised as described above under “Interest on euro-Denominated Notes”) and as a payment of principal. Exchange gain or loss will be separately computed with respect to the payment of principal on the foreign currency amount of the purchase price that is repaid to the extent that the spot rate on the date of retirement or disposition differs from the spot rate on the date such Note was acquired. Exchange gain or loss computed on accrued interest and principal will be recognised, however, only to the extent of total gain or loss on the sale or other disposition of a Note. In general, any such exchange gain or loss will be treated as ordinary income or loss realised from U.S. sources.

If a U.S. Holder receives any foreign currency in respect of the sale, exchange, redemption, retirement or other disposition of a Note the U.S. Holder generally will be deemed to realise the dollar value of the foreign currency based on the spot rate in effect on the date of the sale or other disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the dollar value of the issue price of the Note based on the spot rate in effect on the date of purchase.

With respect to Notes that are traded on an established securities market and held by a U.S. Holder that is a cash method taxpayer, foreign currency paid or received will be translated into dollars at the spot rate in effect on the settlement date of the purchase or sale, respectively. A U.S. Holder that is an accrual method taxpayer may elect the same treatment with respect to the purchase and sale of Notes that are traded on an established securities market. The above election may not be changed without the consent of the IRS. We urge U.S. Holders to consult with their tax advisers before making the above election.

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

A U.S. Holder that purchases a Note with previously owned foreign currency will recognise gain or loss in an amount equal to the difference, if any, between the U.S. Holder’s tax basis in the foreign currency and the dollar value of the Note on the date of purchase. Any such gain or loss generally will be treated as ordinary income or loss.

Reportable Transactions

U.S. Holders that participate in “reportable transactions” (as defined in applicable Treasury regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. We urge U.S. Holders to consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the ownership or disposition of the Notes, or any related transaction, including, without limitation, the disposition of any non-U.S. currency received as interest or as proceeds from the sale, exchange, retirement or other disposition of the Notes.

Backup Withholding

In general, payments of principal and interest in respect of, and proceeds from the sale, redemption or other disposition of a Note may be reported to the IRS unless the holder (i) is a corporation, (ii) provides a properly executed IRS Form W-8BEN or (iii) otherwise establishes a basis for exemption. Backup withholding of U.S. federal income tax may apply at applicable rates to amounts subject to information reporting if the holder fails to provide a correct taxpayer identification number or, with respect to certain payments, if the U.S. Holder fails to report in full all interest income and the IRS notifies the payor of the U.S. Holder’s under-reporting. A holder can claim a credit against its U.S. federal income tax liability for the amount of any backup withholding tax and a refund of any excess if the holder follows the required procedures.

Irish Taxation

The following is a summary of the current Irish tax law and practice with regard to holders of the Notes described in this report. It does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to subscribe for, buy, hold, sell, redeem, exchange or dispose of the Notes and does not constitute tax or legal advice. The comments relate only to the position of persons who are the beneficial owners of the Notes and coupons thereon who hold the Notes as an investment and may not apply to certain classes of persons such as dealers in securities. The comments are generally based upon Irish tax law and the Revenue Commissioners of Ireland’s practice as of the date hereof, which may be subject to change.

WE URGE HOLDERS OF NOTES TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS FOR THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY IRISH TAX LAWS OR NON-IRISH TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Withholding Tax on Interest

Withholding tax will not apply to interest payments made by the Issuers to holders of the Notes to the extent that the Notes are represented by a global Note held in bearer form, are quoted on a recognised stock exchange and carry a right to interest, referred to as “quoted eurobonds”, and interest payments are made

(i)	by a non-Irish located agent, or

(ii)	by or through an Irish located paying agent and:

•	an appropriate form of declaration of non-Irish residence is provided to the paying agent by or on behalf of the person who is the beneficial owner of the Notes and who is beneficially entitled to the interest (or, where the provisions of Irish tax legislation deem the interest to be that of some other person, by that person); or

•	the Notes, and related coupons are held in a recognised clearing system such as Euroclear, Clearstream or DTC; or

•	the Issuer is a qualifying company for the purposes of Section 110 of the Taxes Consolidation Act, 1997, and the interest is paid by the Issuer to a person (1) who is tax resident in a Member State of the European Union under the law of that Member State, or in a territory with which Ireland has a double tax treaty under the law of that territory, (2) who is not resident in Ireland, and (3) where the person is a company, it does not have an Irish branch or agency with which the interest is connected; or

•	the interest is paid in the ordinary course of business of the Issuer and the holder is an “excluded company”. An “excluded company” for these purposes is a company which is tax resident in a Member State of the European Union under the law of that Member State, or in a territory with which Ireland has a double tax treaty under the law of that territory, is not tax resident in Ireland, and does not have an Irish branch or agency with which the interest is connected; or

•	the holder is resident in a jurisdiction which has concluded a tax treaty with Ireland which provides that Irish tax shall not be charged on Irish source interest paid to such a resident and the holder is entitled to the benefit of that exemption from Irish tax and has made all the requisite filings with the appropriate authorities to obtain relief under that treaty in advance of any interest payment and the Irish Revenue Commissioners have accordingly authorised the Issuer to pay gross.

It is anticipated that for so long as the Notes are listed on the Luxembourg Stock Exchange and/or the Irish Stock Exchange and they remain in global bearer form, they will qualify as “quoted eurobonds”. It is also anticipated that interest payments on the Notes will be made by the paying agent located outside Ireland. Accordingly, for so long as this is the case, the exemption from withholding tax on “quoted eurobonds” described above may apply to payments of interest on the Notes.

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

Holders that are not resident or ordinarily resident in Ireland for tax purposes may be exempt from Irish taxation in respect of interest on the Notes where:

•	the Notes constitute quoted eurobonds and the interest is paid free of withholding tax in the circumstances described above, to a person who is tax resident in a Member State of the European Union under the law of that member state, or in a territory with which Ireland has a double taxation treaty under the terms of that treaty, and is not resident in Ireland (an “excluded person”);

•	the Issuer is a qualifying company for the purposes of Section 110 of the Taxes Consolidation Act, 1997, and the holder is tax resident in a Member State of the European Union under the law of that Member State, or in a territory with which Ireland has a double tax treaty under the law of that territory, is not resident in Ireland, and the interest is paid out of the assets of the Issuer;

•	the interest is paid in the ordinary course of business of the Issuer and the holder is an excluded company as described above; or

•	the holder is resident in a double tax treaty country and under the provisions of the relevant treaty with Ireland such person is exempt from Irish income tax on the interest.

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

European Union Savings Tax Directive

On 3 June 2003 the Council of the European Union, (“Ecofin”), approved a directive regarding the taxation of interest income. By provisions implementing the directive each EU Member State must require paying agents (within the meaning of the directive) established within its territory to provide to the competent authority of that state details of the payment of interest made to any individual resident in another EU Member State as the beneficial owner of the interest. The competent authority of the EU Member State of the paying agent (within the meaning of the directive) is then required to communicate this information to the competent authority of the EU Member State of which the beneficial owner of the interest is a resident. This directive is now in force and effective for interest paid from 1 July 2005.

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

Valentia, eircom Funding and eircom Group

If any of Valentia, eircom Funding and eircom Group cease to be Irish tax resident, that company would be subject to Irish corporation tax on the excess of the value of its chargeable assets (including shares of subsidiaries held by the company) over its tax basis in those assets, in each case determined on the date the company ceases to be Irish resident. Furthermore, in the case of Valentia, interest on its indebtedness would not be deductible for Irish income tax purposes against the taxable income of eircom and the other members of eircom’s tax group. If Valentia, eircom Funding or eircom Group was tax resident in the United Kingdom, the income and gains realised by that company generally would be subject to U.K. corporation tax. So long as central management and control of each company, and in the case of eircom Group effective management takes place in Ireland, however, each company should be regarded as a tax resident of Ireland by both the Irish Revenue and the U.K. Inland Revenue.

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

Information reporting requirements

Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual (whether resident in the UK or elsewhere) may be required to provide information in relation to the payment and the individual concerned to the HM Revenue & Customs. Interest for this purpose includes any amount to which a person holding a relevant discounted security is entitled on redemption of that security. The HM Revenue & Customs may communicate this information to the tax authorities of other jurisdictions.

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

H. DOCUMENTS ON DISPLAY

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

450 Fifth Street N.W.

Room 1024

Washington D.C. 20549

Copies of this material may also be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate market risk

Following the completion of the Initial Public Offering, we have available the Senior Credit Facility of €1.4 billion. Our Senior Credit Facility replaced the previous senior credit facility of €1.4 billion, of which €1.25 billion was drawn down. The amount currently outstanding is €1.18 billion. In the financial year ended 31 March 2004, we issued Senior Notes amounting to €550 million and Senior Subordinated Notes amounting to €510 million (€285 million aggregate principal amount of Senior Subordinated Notes and $250 million aggregate principal amount of Senior Subordinated Notes).

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

Since Valentia Telecommunications entered into new interest rate swaps following the closing of the IPO, €500 million (or approximately 42%) of the €1.18 billion amortising term loan facility under the Senior Credit Facility is covered by interest rate hedging arrangements. Assuming constant variables, including levels of indebtedness, a one percentage point increase in interest rates would have an estimated impact on our pre-tax earnings of approximately €6.8 million in a full year.

Currency sensitivity

We conduct our business primarily in Ireland and, therefore, our operating and investing cash flows are substantially denominated in euro. As of 31 May 2006, approximately 100% of our net assets were denominated in euro other than the Senior Subordinated Notes as discussed below. Limited foreign exchange risk arises in relation to some of our capital expenditure, as well as foreign exchange settlements with international third party telecommunications carriers.

Since completion of the offering of notes, we have had $250 million in Senior Subordinated Notes that are denominated in dollars. We have hedged all of our payment obligations under the dollar denominated Senior Subordinated Notes into euro, thereby eliminating this foreign currency exposure.

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

We regard interest rate changes as our most significant market risk exposure. We manage this exposure to achieve an appropriate balance of fixed and variable rate funding. This is achieved through the mix of borrowings and the use of interest rate swap agreements. As of 31 March 2006, the proportion of our total borrowings that were at fixed interest rates was 73%. We expect to continue to maintain a minimum of 50% of our underlying debt at fixed interest rates.

The fair value of our interest rate swap agreements as of 31 March 2006 was an asset of €2 million. The weighted average interest rate on our total borrowings as of 31 March 2006 was 6.1%.

As at 31 March 2006, following completion of the offering of notes, we have $250 million in Senior Subordinated Notes that are denominated in dollars. We have hedged all of our payment obligations under the dollar denominated Senior Subordinated Notes into euro, thereby eliminating this foreign currency exposure. The fair value of our currency swap arrangements as of 31 March 2006 was a liability of €39 million.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This item is not applicable.

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

This item is not applicable.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

We have not withdrawn or substituted a material amount of the assets securing any class of our securities.

There has been no change in the trustees or paying agents for any of our securities during the financial year ending 31 March 2006.

ITEM 15

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive and Finance Director, of the effectiveness and design and operation of our disclosure controls and procedures as at 31 March 2006. Based upon that evaluation, the Chief Executive and Finance Director concluded that our disclosure controls and procedures are effective in ensuring that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarised and reported in a timely manner. Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.

As disclosed in Item 18, the Group has restated its treatment of proposed dividends of €45 million as at 31 March 2005, in that a dividend was recorded under U.S. GAAP in advance of it being declared. Equity has been restated year on year to account for the dividend on an as declared basis. This had no profit impact. We have strengthened the controls to avoid a recurrence of this restatement in the year ended 31 March 2006 which included increased training in U.S. GAAP and building in greater planning and review time.

For details of the Audit Committee and the Disclosure Committee, please see Item 6C - “Directors, Senior Management and Employees - Corporate Governance and Board Practices”.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The members of our board of directors have determined that Kevin Melia is an independent audit committee financial expert within the meaning of the applicable rules and regulations of the U.S. Securities and Exchange Commission.

ITEM 16B

CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer. We have filed this code of ethics as Exhibit 11.1 to this annual report.

We have not made any amendments to our code of ethics during the financial year ended 31 March 2006 and have not granted any waivers therefrom.

ITEM 16C

PRINCIPAL ACCOUNTANTS FEES AND SERVICES

(a)	Audit Fees

Fees paid to PricewaterhouseCoopers for the audit of the annual consolidated financial statements included in our Annual Report on Form 20-F were €1.3 million and €0.9 million for the financial years ended 31 March 2006 and 31 March 2005 respectively. Details of the aggregate fees billed for each of the last two financial years for professional services rendered by the independent auditors, PricewaterhouseCoopers, for the audit of the Group’s annual financial statements are set out in note 10 of the consolidated financial statements of eircom Group contained in Item 18 “Financial Statements”.

(b)	Other Audit-Related Fees

Audit related fees paid to PricewaterhouseCoopers were €2.0 million and €2.8 million for the financial years ended 31 March 2006 and 2005 respectively.

(c)	Tax Fees

Fees paid to PricewaterhouseCoopers associated with tax compliance and tax consultation were €0.1 million and €0.1 million for the financial years ended 31 March 2006 and 2005 respectively.

(d)	All Other Fees

Other fees paid to PricewaterhouseCoopers were €3.1 million and €0.3 million in the financial years ended 31 March 2006 and 2005 respectively.

Details of the aggregate fees billed for each of the last two financial years for professional services rendered by the independent auditors, PricewaterhouseCoopers, for the audit of the Group’s annual financial statements are set out in note 10 to the consolidated financial statements of eircom Group contained in Item 18 “Financial Statements”.

The audit committee’s pre-approval policies and procedures are included in Item 6C “Directors, Senior Management and Employees – Corporate Governance and Board Practices – Audit Committee”.

The audit committee approved one hundred percent (100%) of the services provided to the Company and its subsidiaries described in Items 16C (b) through (d) above.

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

This item is not applicable.

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

This item is not applicable.

PART III

ITEM 17

FINANCIAL STATEMENTS

The registrant has responded to Item 18 “Financial Statements” in lieu of this Item.

ITEM 18

FINANCIAL STATEMENTS

See Item 8 “Financial Information” and our financial statements beginning on page F-1 of this annual report.

ITEM 19

EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of eircom Group plc (incorporated herein by reference to Exhibit 4.1 to the eircom Group plc, eircom Funding, Valentia Telecommunications and eircom Limited annual report on Form 20-F filed on July 28 2004).

1.2	Memorandum and Articles of Association of Valentia Telecommunications (incorporated herein by reference to Exhibit 3.1 to Valentia Telecommunications’ Registration Statement on Form F-4 filed on October 29, 2003).

1.3	Memorandum and Articles of Association of eircom Funding (incorporated herein by reference to Exhibit 3.2 to Valentia Telecommunications’ Registration Statement on Form F-4 filed on October 29, 2003).

1.4	Memorandum and Articles of Association of eircom Limited (incorporated herein by reference to Exhibit 3.3 to Valentia Telecommunications’ Registration Statement on Form F-4 filed on October 29, 2003).

2.1	Senior Registration Rights Agreement, dated as of 7 August 2003, among Valentia Telecommunications, eircom Limited and the initial purchasers relating to the €550,000,000 7.25% Senior Notes due 2013 (incorporated herein by reference to Exhibit 4.1 to Valentia Telecommunications’ Registration Statement on Form F-4 filed on October 29, 2003).

2.2	Senior Subordinated Registration Rights Agreement, dated as of 7 August 2003, among eircom Funding, Valentia Telecommunications, eircom Limited and eircom Group plc and the initial purchasers relating to the €285,000,000 8.25% Senior Subordinated Notes due 2013 and $250,000,000 8.25% Senior Subordinated Notes due 2013 (incorporated herein by reference to Exhibit 4.2 to Valentia Telecommunications’ Registration Statement on Form F-4 filed on October 29, 2003).

2.3	Supplemental Indenture, dated as of 24 March 2004, among Valentia Telecommunications, eircom Limited and The Bank of New York, as trustee, amending the Senior Indenture, dated as of 7 August 2003, relating to the €550,000,000 7.25% senior notes due 2013 (the Senior Indenture is incorporated herein by reference to Exhibit 4.3 to Valentia Telecommunications’ Registration Statement of Form F-4 filed on 29 October 2003).

2.4	Supplemental Indenture dated as of 24 March 2004 among eircom Funding, Valentia Telecommunications, eircom Limited and eircom Group plc and The Bank of New York, as trustee, amending the Senior Subordinated Indenture, dated as of 7 August 2003, relating to the €285,000,000 8.25% senior subordinated notes due 2013 and $250,000,000 8.25% senior subordinated notes due 2013 (the Senior Subordinated Indenture is incorporated herein by reference to Exhibit 4.4 to Valentia Telecommunications’ Registration Statement on Form F-4 filed on 29 October 2003).

2.5	Euro Senior Deposit and Custody Agreement, dated as of 7 August 2003, among Valentia Telecommunications and The Bank of New York (incorporated herein by reference to Exhibit 4.5 to Valentia Telecommunications’ Registration Statement on Form F-4 filed on October 29, 2003).

2.6	Euro Senior Subordinated Deposit and Custody Agreement, dated as of 7 August 2003, among eircom Funding and The Bank of New York (incorporated herein by reference to Exhibit 4.6 to Valentia Telecommunications’ Registration Statement on Form F-4 filed on October 29, 2003).

2.7	Dollar Senior Subordinated Deposit and Custody Agreement, dated as of 7 August 2003, among eircom Funding and The Bank of New York (incorporated herein by reference to Exhibit 4.7 to Valentia Telecommunications’ Registration Statement on Form F-4 filed on October 29, 2003).

4.1	Underwriting Agreement, dated 19 March 2004 with Goldman Sachs International and Morgan Stanley & Co. International Limited as the joint sponsors (the “Joint Sponsors”) and Morgan Stanley Securities Limited, Goldman Sachs International, Deutsche Bank AG London and Citigroup Global Markets U.K. Equity Limited as joint bookrunners and BNP Paribas, Davy, Goodbody Stockbrokers, Merrill Lynch International and Merrion Stockbrokers Limited as co-lead managers (incorporated herein by reference to Exhibit 4.1 to the eircom Group plc, eircom Funding, Valentia Telecommunications and eircom Limited annual report on Form 20-F filed on July 28 2004).

Exhibit No.	Description
4.2	Secured Senior Facility Agreement, dated 18 March 2004, between, amongst others, Valentia Telecommunications as original Borrower and original Guarantor, Deutsche Bank AG London, Citigroup Global Markets Limited, Goldman Sachs International and Morgan Stanley Bank. (incorporated herein by reference to Exhibit 4.2 to the eircom Group plc, eircom Funding, Valentia Telecommunications and eircom Limited annual report on Form 20-F filed on July 28 2004).

4.3	Intercreditor Deed, dated 18 March 2004, between, amongst others, Valentia Telecommunications, eircom Funding, and certain subsidiaries of Valentia Telecommunications; senior creditors; hedging banks; Bayerische Landesbank; eircom Group plc; and Deutsche Bank AG London (incorporated herein by reference to Exhibit 4.3 to the eircom Group plc, eircom Funding, Valentia Telecommunications and eircom Limited annual report on Form 20-F filed on July 28 2004).

4.4	Amendment to the Senior Credit Facility, dated as of 4 August 2005, between, amongst others, Valentia Telecommunications as original Borrower and original Guarantor, Deutsche Bank AG London, Citigroup Global Markes Limited, Goldman Sachs International and Morgan Stanley Bank.

8.1	List of subsidiaries of eircom Group plc.

10.1	Implementation agreement, dated as of 23 May 2006, among BCMIH, BCM, the ESOT Trustee and eircom Group plc entered into for the implementation of the Scheme.

10.2	Contract relating to the sale of property at St John’s Road, dated as of 27 May 2005, among Osprey Property Limited and the Commissioner of Public Works in Ireland relating to the sale of property at St John’s Road, Dublin.

10.3	Rights issue underwriting agreement, dated as of 25 July 2005, among eircom, Morgan Stanley Securities Limited and Goodbody Stockbrokers in connection with a rights issue of Ordinary Shares for the Company.

10.4	Meteor acquisition agreement, dated as of 25 July 2005, among eircom, Western Wireless International Holding Corporation and Western Wireless Corporation in relation to a share purchase agreement for all issued and outstanding shares of Meteor Mobile Communications Limited.

10.5	Scheme of Arrangement, dated as of 13 June 2006, among BCM Ireland Holdings in relation to a recommended cash offer for eircom Group plc.

11.1	Code of Business Conduct and Ethics for eircom Group plc. (incorporated herein by reference to Exhibit 11.1 to the eircom Group plc, eircom Funding, Valentia Telecommunications and eircom Limited annual report on Form 20-F filed on July 28 2004.

12.1	Chief Executive Officer certification, dated 30 June 2006, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Chief Financial Officer certification, dated 30 June 2006, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Chief Executive Officer certification, dated 30 June 2006, pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Chief Financial Officer certification, dated 30 June 2006, pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant and additional registrants hereby certify that they meet all the requirements for filing on Form 20-F and have duly caused and authorised the undersigned to sign this annual report on its behalf.

Registrant eircom Group plc

By:	/s/ Philip Nolan	/s/ Peter E. Lynch
Name:	Philip Nolan	Peter E. Lynch
Title	CEO	CFO

Additional Registrant: eircom Funding

By:	/s/ Philip Nolan	/s/ Peter E. Lynch
Name:	Philip Nolan	Peter E. Lynch
Title	CEO	CFO

Additional Registrant: Valentia Telecommunications

By:	/s/ Philip Nolan	/s/ Peter E. Lynch
Name:	Philip Nolan	Peter E. Lynch
Title	CEO	CFO

Additional Registrant: eircom Limited

By:	/s/ Philip Nolan	/s/ Peter E. Lynch
Name:	Philip Nolan	Peter E. Lynch
Title	CEO	CFO

Date: 26 June 2006

GLOSSARY OF TECHNICAL TERMS

“3G”	third generation mobile

“ADSL bitstream access”	a broadband access product which utilises ADSL in the local loop point of presence and then transports across the network to an ADSL regional point of presence. It allows a voice and an ADSL service to be integrated over the same two-wire copper pair

“ADSL” or “Asymmetric digital subscriber line”	a DSL technology that provides for greater downstream transmission of data from the server to the client, compared with the opposite direction

“Agency re-billing”	effectively enables an OAO to own the billing relationship with the end customer for all eircom services delivered over a particular line. A prerequisite for this service is that the end customer must have already taken carrier pre-selection for all call types with the relevant operator

“Appeals Panel”	the Electronic Communications Appeals Panel established by the Minister pursuant to Regulation 4(1) of the European Communities (Electronic Communications Networks and Services) (Framework) Regulations 2003 of Ireland

“ARO” or “Access reference offer”	a standard form document that sets out details and terms of an offering of local loop access service to access seekers

“ARPU”	the average revenue per unit; this is a measure of the average monthly revenue generated for each customer unit, such as a mobile phone or pager, that a carrier has in operation

“ATM” or “Asynchronous transfer Mode”	an international ISDN high-speed, high-volume, packet-switching protocol which supplies bandwidth on demand and divides any signal (voice, date or video) into efficient, manageable packets for ultra-fast switching

“BARO”	bitstream access reference offer

“BIP”	business internet protocol

“Bitstream”	a wholesale broadband offering which incorporates the high frequency element of the end user access line together with the core network connection to the ISP

“Broadband”	a descriptive term for evolving digital technologies that provide consumers with a signal-switched facility offering integrated access to voice, high-speed data service, video-demand services and interactive delivery services (typically at speeds greater than 512Kb/s)

“BTS”	base transceiver station is the name for the antenna and radio equipment necessary to provide wireless service in an area. This is also called a base station or cell site.

“Business IP+”	a service that allows multi-site customers to build data networks between sites and is carried on a separate network from the public internet and is therefore secure

“Call termination”	the service where an interconnecting operator connects a call originating on another network destined for a customer directly connected to the operator network

“churn”	for any given time the number, of participants who discontinue their use of a service divided by the average number of total participants. Churn rate provides insight into the growth or decline of the subscriber base as well as the average length of participation in the service

“CPS” or “Carrier pre-selection”	an automated network capability which diverts calls originated on an eircom customer’s line onto the network of the selected OAO who then delivers the call service to the end user

“DECT”	digital enhanced cordless technology

“DSL”	digital customer line and access technology that allows voice and high-speed data to be sent simultaneously over local exchange copper wires

“EDGE”	enhanced data for global evolution - an upgrade for GSM/GPRS networks that triples data rates (speed) over standard GPRS

“Eirpac”	Eirpac is a public switched data network supporting X.25 and X.28 protocols and applications. Eirpac is eircom’s packet switched data network. It allows users to exchange data directly and securely between computers and terminals

“Frame relay”	frame relay is a high-speed open protocol that is more efficient than packet switching and is particularly suited to data-intensive applications such as connecting local area networks

“FRIACO” or “Flat rate internet access call origination”	an un-metered interconnection service that provides capacity from originating customers to the point of connection of an operator for internet access calls

“Gb/s”	gigabits per second

“Geographic number portability”	refers to the practice of allowing customers to transfer their telephone numbers from one telephone operator (PSTN, mobile, IP-based or other) to another operator

“GPRS”	general packet radio service is an enhancement to the GSM mobile communications system that supports data packets. GPRS enables continuous flows of IP data packets over the system for such applications as Web browsing and file transfer

“GSM”	global system for mobile communications - digital system that is the predominant system in Europe, but is also used around the world

“GSM 900Mhz”	the global system for mobile communications, operating at a frequency of 900 Megahertz

“GSM 1800Mhz”	the global system for mobile communications, operating at a frequency of 1800 Megahertz

“Interconnection”	the connection of one telecom operator’s network to another to facilitate the delivery of calls between the networks

“Interconnection charge”	the charge levied for either the origination, transit or termination of a call delivered from one operator’s network to another

“Internet”	a public network based on a common communication protocol which supports communication through the world wide web

“IP” or “Internet protocol”	the communications standard that defines the unit of information passed between computer systems that provides a basic packet delivery service

“ISDN” or “Integrated services digital network”	an international standard which enables high speed simultaneous transmission of voice and/or data over an existing public network. An ISDN line consists of between 16 and 30 access channels.

“ISP” or “Internet service provider”	a company providing internet access

“Kb/s”	kilobits per second

“Lan” or “Local area network”	a short distance data network used to link together computers through a main control centre, enabling access to a centralised database

“LLU”	local loop unbundling which is the requirement on the incumbent in the telecommunications market to make available to other providers individual components of its network, so that other providers can offer a full range of competitive telecommunications services

“LRIC”	long run incremental costs

“Managed internet”	a service that provides a Business IP+ customer with an internet connection directly from their IP network and allows all sites on the customer’s network to access this gateway to the internet

“Managed-site payphone”	a public payphone for which the operator provides installation, maintenance and cash collection services, as well as owning the telephone line and setting the tariffs

“MANs”	metropolitan area fibre networks - government funded fibre ring infrastructure around 26 cities and towns in Ireland. The services carried over the fibre rings are sold to authorised operators in the market by a Managed Services Entity Enet. The Government intends to expand the MANs to over 120 towns in total

“Mast access”	a procedure for safe working on masts, antennas, feeders and channel combining equipment

“Mb/s”	megabits per second

“MNP”	mobile number portability

“MRD”	market requirements document used at the initiation of the product development process and sets out the needs of the market for the product

“MSSPRing”	multiplex section shared protection ring

“MPLS”	multi protocol labelled switching

“MVCT”	mobile voice call termination

“MVNO”	a mobile virtual network operator is a company that does not own a licenced frequency spectrum, but resells wireless services under their own brand name using the network of another mobile phone operator

“Narrowband”	a network or circuit capacity of less than 64bit/s

“Next generation network”	a network characterised by high standards both in terms of network protection and traffic restoration, through which an operator is able to provide innovative services to its customers

“NTC”	number translation codes are codes that represent a geographic number. Calls are ‘translated’ into geographic numbers for delivery to a certain destination

“Number portability”	the ability of a customer to transfer from one telecom operator to another and retain the original number

“OAO”	other authorised operator

“Packet switching”	the process of routing and transferring data by means of addressed packets, so that a channel is occupied during the transmission of the packet only, and upon completion of the transmission, the channel is made available for the transfer of other traffic

“PPCs” or “Partial private circuits”	a service consisting of the provision of dedicated capacity from a customer’s premises to an operator’s point of connection using bulk transmission pipes between the networks and combining many customer premises connections onto each bulk transmission pipe

“PSTN” or “Public switched telephone network”	a domestic telecommunications network usually accessed by telephones, key telephone systems, private branch exchange trunks and data arrangements. A PSTN line consists of a single access channel

“Rate-adaptive ADSL”	a flexible version of DSL that can be used to reach customers at distances beyond the reach of fixed-rate ADSL on a given line

“Remote access service”	a service that allows the customer to dial into the customer’s network via the internet

“Retail fixed narrowband access markets”	the fixed-line retail market providing communications services operating over a relatively narrow bandwidth, for example with modem or data speeds of up to 56 Kb/s over PSTN, or 64 Kb/s over ISDN

“Retail sub-caps”	the main basket price cap of CPI + 0% allows the prices to rise by up to CPI on average, which might involve some prices rising by more than CPI and some rising by a smaller amount, or even falling. A sub-cap (e.g. CPI minus 2%) may be applied to an individual item (e.g. PSTN line rental) such that the item has an individual limit in addition to the overall basket limit i.e. that if CPI = 3% then the price on that individual item may not increase by more than 1% (e.g. 3%-2%)

“RIO”	reference interconnect offer - the standard document published by interconnecting operators describing the interconnection services, price and terms and conditions offered to all other operators

“SB-AR”	single billing —agency rebilling

“SB-WLR”	single billing —wholesale line rental

“SDH”	synchronous digital hierarchy

“Signalling connect control point”	the roaming signalling service which enables a mobile operator’s customers roaming abroad to make and receive calls on the networks of their mobile operator’s roaming partners and to enable customers of such roaming partners to make and receive calls when roaming on the mobile operator network in Ireland

“SIM packs”	subscriber identity mobile packs

“Single billing”	an OAO acts as an agent for eircom in collecting the standard retail line rental, etc. The customer may still have a relationship with eircom in the context of fault handling and ordering line upgrades, etc

“SME”	small and medium enterprise

“SMP”	significant market power, which has the meaning given to it in the (Irish) European Communities (Electronic Communications Networks and Services) (Framework) Regulations 2003

“SMS” or “Short messaging service”	enables transmissions of alphanumeric messages among fixed-line and mobile subscribers and is only available on digital networks

“SNCP”	sub network connection protection

“PCM” or “Pulse-code modulation”	modulation in which a signal is sampled, and the magnitude (with respect to a fixed reference) of each sample is quantised and digitised for transmission over a common transmission medium

“PDH” or “Plesiochronous digital hierarchy”	the DS1/DS2/DS3 (digital signal) family of signals which were developed as an asynchronous multiplexed hierarchy for transmission systems

“Switched data services”	services that are used to transfer data between specific points in a network by means of electronic, optical or electromechanical routing of signals, including frame relay, asynchronous transfer mode, and packet switching

“Traffic”	calls or other transmissions being sent and received over a communications network

“Transit services”	conveyance services provided by a network between two points of interconnection. It is a service that links two networks that are not interconnected

“ULMP”	unbundled loop metallic path

“Unbundled local loops”	under the provision of the regulations of the European Parliament and European Council on Unbundled Access to the Local Loop, eircom is obliged to provide unbundled local access services to OAOs and to publish an ARO, which describes the access services it offers. Unbundled local access comprises physical co-location in order to access the unbundled local metallic path or line sharing

“USO”	universal service obligations

“Virtual private network”	a switched network with special services such as abbreviated dialling

“VoIP”	voice over IP services

“VUS”	vulnerable user scheme is a pricing scheme available to telephone customers generally or to such groups of telephone customers as shall be determined whereby a telephone customer connected to the fixed network may, on payment of a charge, avail of a tariff scheme entitling them to a Call Allowance on eligible VUS calls in a single telephone account.

“WAS”	wholesale ancillary services are the wholesale variant of resale services which eircom provides in association with a telephony line

“Wi-Fi”	wireless fidelity a high frequency wireless local area network technology

“WiMAX”	worldwide interoperability for microwave access

“WLR”	wholesale line rental

eircom Group plc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of eircom Group plc:

We have audited the accompanying consolidated balance sheets of eircom Group plc and its subsidiaries as of 31 March 2005 and 31 March 2006 and the related consolidated income statements, consolidated cash flow statements and consolidated statement of changes in equity for each of the two years in the period ended 31 March 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eircom Group plc and its subsidiaries at 31 March 2005 and 31 March 2006, and the results of their operations and their cash flows for each of the two years in the period ended 31 March 2006, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).

As discussed in note 2 to the financial statements, the group has adopted prospectively from 1 April 2005 International Accounting Standards (IAS) 32 - “Financial Instruments: Disclosure and Presentation” and IAS 39 - “Financial Instruments: Recognition and Measurement” in accordance with IFRS as adopted by the EU.

IFRS as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences, after giving effect to the restatement described in Note 47, is presented in Notes 47 and 48, to the consolidated financial statements.

PricewaterhouseCoopers

Dublin, Ireland

26 June 2006

eircom Group plc

Consolidated income statement

For the Year Ended 31 March 2006

	Notes		2005 €’m	2006 €’m
Revenue	9		1,598	1,693
Operating costs excluding amortisation, depreciation and restructuring programme costs	10		(1,003)	(1,148)
Amortisation	10, 17		(20)	(15)
Depreciation	10, 18	(b)	(296)	(318)
Restructuring programme costs	10		(66)	(30)

Profit on disposal of property and investments	10, 11		—	52

Operating profit			213	234

Finance costs	12	(a)	(139)	(150)
Finance income	12	(b)	13	27

Finance costs – net	12		(126)	(123)

Share of profit of associates	19		1	1

Profit before tax			88	112

Income tax expense	13		(9)	(30)

Profit for the year	34		79	82

			€	€
Earnings per share for profit attributable to the equity holders of the group during the year
- Basic	14		0.07	0.08

- Diluted	14		0.07	0.08

The accompanying notes form an integral part of these consolidated financial statements.

eircom Group plc

Consolidated balance sheet

As at 31 March 2006

	Notes	2005 €’m	2006 €’m
ASSETS
Non-current assets
Goodwill	16	669	903
Other intangible assets	17	17	141
Property, plant and equipment	18	2,032	2,049
Investments in associates	19	1	—
Retirement benefit asset	40	190	134
Financial assets at fair value through income statement	20	50	53
Other assets	21	118	105

		3,077	3,385

Current assets
Inventories	22	11	13
Trade and other receivables	23	303	351
Financial assets at fair value through income statement	20	22	17
Derivative financial instruments	28	—	2
Other assets	21	9	25
Restricted cash	24	1	—
Cash and cash equivalents	25	388	411

		734	819

Total assets		3,811	4,204

LIABILITIES
Non-current liabilities
Borrowings	26	2,287	2,272
Derivative financial instruments	28	32	39
Capital grants	29	9	7
Deferred tax liabilities	30	209	205
Provisions for other liabilities and charges	31	201	188

		2,738	2,711

Current liabilities
Borrowings	26	77	195
Trade and other payables	32	587	651
Current tax liabilities		11	19
Provisions for other liabilities and charges	31	23	37

		698	902

Total liabilities		3,436	3,613

EQUITY
Equity share capital	33, 34	75	120
Other equity share capital	33, 34	86	—
Share premium account	34	218	208
Capital redemption reserve	34	35	35
Group merger reserve	34	180	100
Other reserves	34	—	380
Cash flow hedging reserve	34	—	(18)
Retained loss	34	(219)	(234)

Total equity	34	375	591

Total liabilities and equity		3,811	4,204

The accompanying notes form an integral part of these consolidated financial statements.

eircom Group plc

Consolidated cash flow statement

For the Year Ended 31 March 2006

	Notes		2005 €’m	2006 €’m
Cash flows from operating activities
Cash generated from operations	36	(a)	524	575
Dividends received			—	1
Interest received			7	11
Interest paid			(132)	(118)
Interest paid on exit from interest rate swaps			(24)	—
Income tax refund			3	4
Income tax paid			(20)	(39)
Tax paid on gain on exit from Golden Pages			(38)	—
Dividends paid to preference shareholders			(22)	(19)

Net cash generated from operating activities			298	415

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired			—	(428)
Disposal of associate undertaking			—	2
Purchase of property, plant and equipment (PPE)			(182)	(233)
Proceeds from sale of PPE and investments	36	(b)	3	63
Purchase of intangible assets			(12)	(17)
Proceeds from restricted cash			69	1

Net cash used in investing activities			(122)	(612)

Cash flows from financing activities
Redemption of preference shares			(69)	(1)
Expenses paid in respect of shares issued			(33)	(10)
Proceeds from issue of share capital			2	404
Dividends paid to equity shareholders			(37)	(99)
Repayment on borrowings			—	(70)
Debt issue costs paid			(2)	—
Lease payments			—	(4)

Net cash (used in) / from financing activities			(139)	220

Net increase in cash and cash equivalents			37	23
Cash and cash equivalents at beginning of year			351	388

Cash and cash equivalents at end of year	25		388	411

The accompanying notes form an integral part of these consolidated financial statements.

eircom Group plc

Consolidated statement of changes in equity

For the Year Ended 31 March 2006

	Note	Total equity €’m
Balance at 1 April 2004	34	419
Currency translation differences	34	—

Net income recognised directly in equity		—
Profit for the year	34	79

Total recognised income for the year		79
Share option scheme	34	1
Dividends relating to preference shareholders	34	(21)
Dividends relating to ordinary shareholders	34	(37)
Issue of share capital	34	2
Expenses payable in respect of share issued (credit)	34	1
Redemption of preference shares	34	(69)

Balance at 31 March 2005	34	375

Effect of adoption of IAS 32 & IAS 39	34	(185)

Balance at 1 April 2005	34	190
Cash flow hedges, net of tax	34	7
Currency translation differences	34	1

Net income recognised directly in equity		8
Profit for the year	34	82

Total recognised income for the year		90
Share option scheme	34	2
Dividends relating to ordinary shareholders	34	(99)
Conversion of convertible preference shares	34	14
Issue of share capital	34	404
Expenses payable in respect of rights issue	34	(10)

Balance at 31 March 2006	34	591

The accompanying notes form an integral part of these consolidated financial statements.

eircom Group plc

Notes to the Financial Statements

For the Year Ended 31 March 2006

1. General information

eircom Group plc is a UK registered plc and is the principal provider of fixed line telecommunications services in Ireland. The group is tax resident in Ireland. During the year the group re-entered the mobile telecommunications market through the purchase of 100% of the share capital of Meteor Ireland Holdings, LLC, a company incorporated in Delaware, and the holding company of Meteor Mobile Communications Limited (“Meteor”), a mobile telecommunications company operating in Ireland (Note 8).

2. First time adoption of International Financial Reporting Standards (IFRS)

Prior to 1 April 2005 the group prepared its consolidated and individual financial statements under UK GAAP. From 1 April 2005, the group is required to present its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and the interpretations from the International Financial Reporting Interpretation Committee (IFRIC), and the United Kingdom Companies Act 1985.

The comparative figures in respect of the 2005 consolidated financial statements have been restated to reflect the group’s adoption of IFRS from the date of transition at 1 April 2004. The group is applying IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement” as and from 1 April 2005 and hence the impact of adopting IAS 32 and IAS 39, are not reflected in the year ended 31 March 2005 comparatives (Note 3). The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1 April 2005. In the 2005 comparatives, financial instruments are included using the measurement bases and the disclosure requirements of UK GAAP relating to financial instruments.

The rules for first time adoption of IFRS are set out in IFRS 1 “First time adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS as noted below.

Optional exemptions

Business combinations

The group has not applied IFRS 3, “Business combinations” retrospectively to business combinations prior to the date of transition. As no adjustments were required in respect of the carrying amount of goodwill in the UK GAAP balance sheet as at 31 March 2004, it has accordingly been carried forward without adjustment. Goodwill arising on acquisitions prior to 1 April 2004 is not amortised from the transition date but is subject to annual impairment testing or more frequently if events or circumstances indicate that goodwill may be impaired.

Property, plant and equipment

The group has elected to measure its land and buildings at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the date of transition as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1. The group will not revalue property, plant and equipment going forward.

Employee benefits

The group is electing to use the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Share based-payment

The group has not applied IFRS 2, “Share-based payment” retrospectively to other grants of equity instruments settled before 1 January 2005.

Mandatory exemptions

Derecognition of financial assets and liabilities

In accordance with IFRS 1, as a first-time adopter, the group has applied the derecognition requirements in IAS 39 prospectively from the effective date of IAS 39 for transactions that occurred after 1 April 2004.

Hedge accounting

In accordance with IFRS 1, as a first-time adopter, the group did not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39.

Estimates

In accordance with IFRS 1, as a first-time adopter, the group did not revise estimates on transition to reflect new information subsequent to the original estimates.

Assets classified as held for sale and discontinued operations

The group has no non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued.

3. IFRS effect of adoption of IAS 32/39

Consolidated Balance Sheet

	31 March 2005 (IFRS excl. IAS 32/39)	Reclassifications (IAS 32/39)	Restatements (IAS 32/39)	1 April 2005 (Full IFRS)
	€’m	€’m	€’m	€’m
ASSETS
Non-current assets
Goodwill	669	—	—	669
Other intangible assets	17	—	—	17
Property, plant and equipment	2,032	—	—	2,032
Investments in associates	1	—	—	1
Retirement benefit asset	190	—	—	190
Financial assets at fair value through income statement	50	—	—	50
Other assets	118	—	—	118

	3,077	—	—	3,077

Current assets
Inventories	11	—	—	11
Trade and other receivables	303	—	—	303
Financial assets at fair value through income statement	22	—	—	22
Other assets	9	—	—	9
Restricted cash	1	—	—	1
Cash and cash equivalents	388	—	—	388

	734	—	—	734

Total assets	3,811	—	—	3,811

LIABILITIES
Non-current liabilities
Borrowings	2,287	131	—	2,418
Derivative financial instruments	32	—	25	57
Capital grants	9	—	—	9
Deferred tax liabilities	209	—	—	209
Provisions for other liabilities and charges	201	—	—	201

	2,738	131	25	2,894

Current liabilities
Borrowings	77	29	—	106
Trade and other payables	587	—	—	587
Current tax liabilities	11	—	—	11
Provisions for other liabilities and charges	23	—	—	23

	698	29	—	727

Total liabilities	3,436	160	25	3,621

EQUITY
Equity share capital	75	6	—	81
Other equity share capital	86	(86)	—	—
Share premium account	218	—	—	218
Capital redemption reserve	35	—	—	35
Group merger reserve	180	(80)	—	100
Cash flow hedging reserve	—	—	(25)	(25)
Retained earnings	(219)	—	—	(219)

Total equity	375	(160)	(25)	190

Total liabilities and equity	3,811	—	—	3,811

4. IFRS Principal Adjustments

The reconciliation of the income statement prepared in accordance with UK GAAP and in accordance with IFRS for the year ended 31 March 2005 and the reconciliation of the amount of total equity at 31 March 2005 and 1 April 2004, before and after the application of IAS 32 and IAS 39, is as follows:

	Profit for the Year ended 31 March 2005 €’m	Total equity as at 1 April 2004 €’m	Total equity as at 31 March 2005 €’m
As reported under UK GAAP	32	549	412
Impact of:
Recognition of pension asset (a)	—	28	28
Share-based payments (b)	(1)	—	—
Capitalised interest (c)	3	13	16
Reversal of goodwill amortised (d)	38	—	38
Deferral of connection revenue (e)	(5)	(20)	(25)
Deferral of IRU revenue (f)	1	(24)	(23)
Revaluation of certain property, plant and equipment at the transition date (g)	—	7	7
Deferred taxation (h)	11	(134)	(123)
Proposed dividend (i)	—	—	45

IFRS excluding IAS 32 and IAS 39	79	419	375

Fair value of derivatives recognised (Note 3)			(25)
Preference shares transferred to borrowings (Note 3)			(160)

IFRS including IAS 32 and IAS 39			190

(a) Pension - IAS 19 “Employee benefits”

UK GAAP

The group had used SSAP 24 “Accounting for pension costs” to account for employee benefits up to 31 March 2005. The regular cost of providing pensions was charged against profits over employees service lives with the group using the projected unit method. Variations from this regular cost were allocated on a straight-line basis over the average remaining service lives of current employees. Under FRS 7 “Fair values in acquisition accounting”, pension surpluses arising on acquisition, as calculated under SSAP 24, were included at fair value at the acquisition date and amortised over the remaining service lives of current employees.

IFRS

Under IAS 19, the liabilities and costs associated with the group’s defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on AA corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

The group is electing to use the corridor approach which leaves some actuarial gains and losses unrecognised as permitted by IAS 19. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Impact

The IFRS impact on the 31 March 2005 income statement is negligible.

The balance sheet impact of the implementation of this standard is to recognise a retirement benefit asset of €190 million in the group’s balance sheet at 31 March 2005. The pension asset recognised under UK GAAP, arising from a fair value exercise when the group purchased eircom Limited in November 2001, at 31 March 2005 was €162 million.

The group’s unrecognised pension deficit under IAS 19 was €773m at 31 March 2005.

(b) Share-based payments - IFRS 2 “Share-based payments”

UK GAAP

In accordance with Urgent Issues Task Force Abstract (“UITF”) 17 “Employee share schemes”, the group recognised as a charge to the income statement the amount by which the value of shares at the date of granting share options to employees exceeded the value at which employees can exercise the options granted. These costs were normally recognised over the vesting period, except where the options were granted in recognition of past performance which were recognised at the time of the grant. The charge was included in operating costs in the income statement.

IFRS

In accordance with IFRS 2, the group measured equity-settled share-based payment transactions at fair value through the income statement. Under IFRS 2, the group opted to apply the standard only to options/awards outstanding as at 1 January 2005 that had been granted since 7 November 2002 (the effective date of IFRS 2) and therefore has not applied IFRS 2 retrospectively to other grants of equity instruments settled before 1 January 2005.

Impact

In accordance with IFRS 2, the group has recognised a charge to income representing the fair value of outstanding employee share options/awards granted which were outstanding as at 1 January 2005 and had been granted since 7 November 2002. The fair value has been calculated using the Black-Scholes options valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

The operating profit impact in the income statement for the year ended 31 March 2005 is a charge of €1million. There is no net impact on the balance sheet at 31 March 2005.

(c) Capitalised interest - IAS 23 “Borrowing costs”

UK GAAP

Under UK GAAP, an entity may capitalise borrowing costs associated with financing property, plant and equipment acquisition or development. Group policy under UK GAAP was to expense all borrowing costs as incurred and thus the group did not capitalise interest costs.

IFRS

IAS 23 allows, as an option, the capitalisation of interest costs that are directly attributable to the acquisition, construction or production of qualifying property, plant and equipment. The group has opted to capitalise interest in relation to the construction of qualifying property, plant and equipment and has applied IAS 23 retrospectively in this regard.

Impact

The net impact on the 31 March 2005 income statement of capitalising interest under IFRS is a decrease in the interest charge of €7 million and an increase in depreciation of €4 million. The net effect on the balance sheet at 31 March 2005 is an increase in property, plant and equipment of €16 million.

(d) Goodwill - IFRS 3 “Business combinations”

UK GAAP

Accounting for business combinations under UK GAAP is dealt with by FRS 6 “Acquisitions & mergers” and FRS 7 “Fair values in acquisition accounting”. Under FRS 10 “Goodwill and intangible assets”, purchased goodwill and intangible assets were amortised to the income statement on a systematic basis over their useful economic lives where they are regarded as having a useful economic life. Under UK GAAP, there is a rebuttable presumption that the useful economic lives of purchased goodwill and intangible assets are limited to periods of 20 years or less. In accordance with UK GAAP, the goodwill arising from the purchase of subsidiary undertakings was capitalised and amortised on a straight-line basis over its expected useful life.

IFRS

IFRS 3 prohibits the amortisation of purchased goodwill. The standard requires goodwill to be carried at cost. Impairment reviews are required to be performed on an annual basis and when there are indications that the carrying value may not be recoverable.

Impact

Under the transitional arrangements of IFRS 1, the group has taken the option of applying IFRS 3 prospectively from the transition date to IFRS. The group has chosen this option rather than to restate previous business combinations. The impact of IFRS 3 and associated transitional arrangements on the group are as follows:

•	the accounting for all business combinations before 1 April 2004 is frozen at the transition date; and

•	goodwill is no longer amortised.

At 31 March 2004 and 31 March 2005 impairment reviews were performed on goodwill and no impairments resulted from these reviews. The impact on the 31 March 2005 income statement under IFRS is a decrease in amortisation of goodwill of €38 million. The effect on the 31 March 2005 balance sheet is to increase the carrying value of goodwill by €38 million.

(e) Connection revenue - IAS 18 “Revenue”

UK GAAP

Under UK GAAP, the group recognised revenue from up-front connection fees when the connection was performed.

IFRS

Under IFRS, the group has adopted a policy whereby connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between three and six years.

Impact

The impact on the 31 March 2005 income statement of deferring connection fees under IFRS is to decrease revenue by €5 million. The effect on the 31 March 2005 balance sheet is an increase in deferred revenue of €25 million.

(f) Indefeasible rights of use (“IRU”) - IAS 18 “Revenue”

UK GAAP

In the years ending 31 March 2000 and 31 March 2001, the group entered into IRU contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under UK GAAP, revenue from the sale of IRU contracts was recognised at the time the contracts were signed.

Expenditure on purchased IRU contracts was capitalised under property, plant and equipment and amortised over 7 years in accordance with the group’s depreciation policy and the terms of the contract.

IFRS

The group has applied IAS 18 and are accounting for IRU contracts in the following manner:

•	The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

•	The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight-line basis as an expense over a 7 year period.

Impact

The effect on the 31 March 2005 balance sheet, in respect of the sales contracts, is an increase of €23 million in deferred revenue. The effect on the 31 March 2005 balance sheet, in respect of the purchase contracts, is a reclassification of €5 million from property, plant and equipment to trade and other receivables. The impact on the 31 March 2005 income statement, in respect of the sales contracts, is an increase in revenue under IFRS of €1 million. The impact on the 31 March 2005 income statement, in respect of the purchase contracts, is a reclassification of €4 million from depreciation to operating costs.

(g) Property valuation - IAS 16 “Property, plant & equipment”

UK GAAP

Under FRS 15 “Tangible fixed assets”, non-specialised properties were valued at existing use value, specialised properties were valued at depreciated replacement cost and properties surplus to requirements were valued at open market value. Under this standard, the group’s land and buildings are stated at valuation, the basis of which was depreciated replacement cost and existing use value, where appropriate.

IFRS

Under IAS 16, property, plant and equipment is recognised at either cost or fair value through regular revaluation. The group has fair valued certain items of property, plant and equipment at the transition date. This required a net uplift in the valuation of properties and consequent increases in equity. In accordance with IFRS 1, where a revaluation is taken as deemed cost on transition date the revaluation reserve is transferred to retained earnings.

The reserve does not represent a distributable reserve. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the transition date as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted under IFRS 1. The group will not revalue property, plant and equipment going forward.

Impact

The net impact on the 31 March 2005 balance sheet is an increase to property, plant and equipment of €7 million, a decrease in revaluation reserve by €87 million and an increase in retained earnings of €94 million. There is no material impact to depreciation in the 31 March 2005 income statement.

(h) Deferred tax and current tax - IAS 12 “Income taxes”

UK GAAP

FRS 19 requires deferred tax to be accounted for on the basis of timing differences. A timing difference is defined as the difference between accounting profit and taxable profit that arises from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. Timing differences originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax should not be recognised on permanent differences.

IFRS

IAS 12 requires that deferred tax be accounted for on the basis of taxable or deductible temporary differences. A temporary difference is defined as the difference between the carrying value of an asset or liability and its tax base. Temporary differences include all timing differences and many permanent differences. Under IAS 12, deferred tax is charged directly to equity if the tax relates to items that are credited or charged directly to equity.

Impact

The impact is to increase the net deferred tax liability by €123 million under IFRS. The increase principally relates to the following:

(i) The fair value uplift on network plant and equipment arising on the acquisition of eircom Limited gives rise to an additional deferred tax liability of €62 million at 31 March 2005.

(ii) The impact of providing deferred tax on the fair value of the land and buildings acquired as part of the acquisition of eircom Limited and the subsequent revaluation of these assets in December 2003 gives rise to an additional deferred tax liability of €54 million at 31 March 2005.

(iii) In prior years the group claimed rollover relief on chargeable gains arising from the disposal of assets. This gives rise to an additional deferred tax liability of €8 million at 31 March 2005.

(iv) These increases are partially offset by the net impact of increases and decreases in deferred tax arising as a result of the difference between the carrying value and the tax base of other assets or liabilities.

(i) Dividends payable - IAS 10 “Events after the balance sheet date”

UK GAAP

The group accounted for dividends proposed by the directors relating to a given accounting period within that period, even if the shareholder approval of that dividend took place after the balance sheet date.

IFRS

Under IAS 10, proposed dividends do not meet the definition of a liability until the dividends are approved by the shareholders. Thus, proposed dividends have been reversed under IFRS.

Impact

The effect on the 31 March 2005 balance sheet of reversing the proposed dividend is a reduction in trade and other payables of €45 million. There is no impact on the 31 March 2005 income statement.

(j) Software - IAS 38 “Intangible assets”

UK GAAP

Under UK GAAP, software development costs that are directly attributable to bringing a computer system or other computer-operated machinery into working condition for its intended use within the business are treated as part of the cost of the related hardware and capitalised under property, plant and equipment.

IFRS

Under IAS 38, when software is not an integral part of the related hardware, computer software is treated as an intangible asset. Certain software assets previously classified under property, plant and equipment have been reclassified under intangible assets in line with the requirements of IAS 38.

Impact

The impact on the 31 March 2005 balance sheet is a reclassification of €15 million from property, plant and equipment to intangible assets. There is no impact on the 31 March 2005 income statement.

(k) Temporary income stream (“TIS”) annuity scheme – IAS 19 “Employee benefits”

UK GAAP

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. Under UK GAAP, the group recorded a liability at the date that an employee elected to receive the annuity. The group estimated the net liability and calculated it as the net of the present value of the fixed payment stream due to employees offset by the fair value of the assets set aside to fund the payment stream at the balance sheet date.

IFRS

Under IFRS, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The annuity asset is recognised under current assets and non-current financial assets at fair value through income statement and the obligation is recognised gross under current and non-current liabilities, as applicable.

Impact

The impact on the 31 March 2005 balance sheet is an increase of €22 million and €50 million to current assets and non-current financial assets at fair value through income statement respectively. In addition there is an increase of €53 million to non-current provisions for other liabilities and charges and an increase of €19 million to current provisions for other liabilities and charges. Under IFRS €6 million is reclassified from restructuring costs to interest expense, resulting in no net impact on the 31 March 2005 income statement.

(l) Leases – IAS 17 “Leases”

UK GAAP

Under UK GAAP, lease receivable balances and lease obligation balances for certain lease arrangements were netted on the balance sheet.

IFRS

Under IFRS, lease receivable balances and lease obligation balances for certain lease arrangements are shown gross on the balance sheet.

Impact

The impact on the 31 March 2005 balance sheet is to increase non-current other assets by €118 million and to increase current other assets by €9 million and to increase non-current lease obligations by €118 million and to increase current lease obligations by €9 million.

(m) Cash flow – IAS 7 “Cash flow statements”

UK GAAP

Under UK GAAP, cash flows were presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and financing.

IFRS

Under IFRS, cash flows are required to be shown separately for three categories only, namely, operating, investing and financing activities.

Impact

Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP are included as operating activities under IFRS.

5. Accounting policies under IFRS

These financial statements have been prepared on a basis consistent with the accounting policies set out below.

(a) Basis of accounting

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations endorsed by the EU and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, as modified by revaluation of financial assets and certain financial liabilities (including derivative financial instruments) and the measurement of the fair value of share options. A summary of the more important group accounting policies is set out below.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 7.

(b) Basis of consolidation

The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, eircom Group plc, and its subsidiaries. The subsidiaries financial years are all coterminous with those of the company.

(i) Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the group owns more than 50% of the voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of eircom Group plc and its subsidiaries after eliminating intercompany balances and transactions. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(ii) Associates

An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the group exercises significant influence but not control. Significant influence is presumed to exist where the group holds between 20% and 50% of the voting rights, but can also arise where the group holds less than 20% if the group is actively involved and influential in policy decisions affecting the entity. The group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the group’s share of the associate’s post tax results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.

(iii) Acquisitions and disposals

The results of subsidiaries acquired during the period are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the period are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold.

(c) Goodwill

For acquisitions completed on or after 1 April 2004, goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested for impairment annually, or if events indicate that goodwill may be impaired, and carried at cost less accumulated impairment losses.

For acquisitions prior to 1 April 2004, differences between the purchase price and the fair value of net assets acquired are classified as goodwill from acquisitions. Goodwill was amortised on a straight-line basis over the estimated useful life of 20 years until 1 April 2004 (the date of transition to IFRS).

(d) Intangible assets

Acquired computer software licences and associated costs are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Internal costs associated with developing computer software programmes are also capitalised. These costs are amortised over their estimated useful lives (three to four years).

Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

Other intangible assets, which comprise primarily acquired intangible assets, are capitalised at fair value and amortised using the straight-line method over their estimated useful life.

The following useful lives have been determined for the intangible assets acquired during the year:

Years
Computer software	3 - 4

Monitoring contracts	3

Intangible assets from acquisitions:
Prepaid customer relationships	2
Postpaid customer relationships	7
Roaming customer relationships	10
Brand	12
GSM License	25

(e) Revenue recognition

Fixed Line

Revenue comprises the fair value of consideration received and receivable in respect of all services provided and equipment sold to third parties, net of value added tax and discounts. Revenue is recognised in the period earned by rendering of services or delivery of products. Revenue includes sales by group entities but excludes all intercompany sales.

Traffic revenue is recognised at the time the traffic is carried over the group’s networks. Revenue from rentals is recognised evenly over the period to which the charges relate. Bundled products (line rentals and traffic) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard rates is normally applied based on the relative fair value of the bundle.

Connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between three and six years. Customer lives are reviewed annually. Revenue from equipment sold to third parties is recognised at the point of sale. Revenue arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

Billings for telephone services are made on a monthly, bi-monthly or quarterly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

The group is required to interconnect its network with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s network. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

Mobile

Mobile revenue consists principally of charges to customers for traffic from our network services, revenue from providing network services to other telecommunications companies, and the sale of handsets.

Revenue is recognised when the service or product has been provided and there is a reasonable expectation of an inflow of economic benefits and those benefits can be reasonably measured.

When the group acts as principal bearing the risk and rewards of a transaction, revenue is recorded on a gross basis. However when the group acts as an agent on behalf of third parties, revenue is reported net of costs.

Revenue from the sale of bundled products is allocated between the elements on the basis of each element’s fair value and recognised in revenue when each individual element of the product or service is provided. The fair values of each element are determined based on the current market price of the elements when sold separately. To the extent that there is a discount in the bundled product, such discount is allocated between the elements of the contract in such a manner as to reflect the fair value of each element.

(f) Payments to other operators

Payments to other operators are mainly settlement fees that the group pays to other telecommunications operators for traffic that is routed on their networks. Costs associated with these payments are recognised in the period in which the traffic is carried.

(g) Customer acquisition costs

The group pays commissions to dealers for the acquisition and retention of mobile subscribers and certain fixed line products. Customer acquisition costs are recorded immediately in the income statement.

(h) Research

Expenditure on research is written off as incurred. Development costs are capitalised under intangible assets, if they generate probable future economic benefits. The capitalised development costs are amortised using the straight-line method over their estimated useful life. Development costs that do not fulfil the requirements for capitalisation are expensed as incurred.

(i) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euro, which is the company’s functional and presentation currency and is denoted by the symbol “€”.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) Group entities

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in equity.

(j) Taxation

The group is managed and controlled in the Republic of Ireland and, consequently, is tax resident in Ireland.

Current tax is calculated on the profits of the period. Current tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax is charged directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(k) Financial instruments

Up to 31 March 2005

The group measured financial assets and liabilities in accordance with the principles of FRS 4 “Capital instruments”, FRS 5 “Reporting the substance of transactions” and SSAP 20 “Foreign currency translation”. Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The group also provided disclosures in accordance with FRS 13 “Derivatives and other financial instruments: disclosures” setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.

Currency swap agreements and forward exchange contracts which are used to cover the majority of the group’s foreign currency debt position were valued at year-end exchange rates and the resulting gains and losses were offset against gains and losses on the translation of the related debt. The interest element of the contracts was reflected in interest payable and similar charges.

Interest rate swap agreements are used to reduce the effect of interest rate fluctuations. Interest differentials, arising from these agreements, were accrued and reflected in interest payable and similar charges.

All borrowings were initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs were charged to the income statement over the term of the borrowings and represented a constant proportion of the balance of capital repayments outstanding. Accrued issue costs were netted against the carrying value of borrowings.

Key accounting policies under IAS 32 and IAS 39

In accordance with IFRS 1, the group adopted IAS 32 and IAS 39 from 1 April 2005. All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings using the effective interest method. Accrued issue costs are netted against the carrying value of borrowings.

Preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities since the adoption of IAS 32 and IAS 39 on 1 April 2005. The dividends on these preference shares are recognised in the income statement as interest expense from 1 April 2005. Previously the dividends accruing to preference shares were recognised as dividends in accordance with UK company law.

Where the group has a legally enforceable right to set off the recognised amounts and intends to settle on a net basis or to realise the asset and settle the liability simultaneously then both the asset and the liability are derecognised.

Financial instruments from 1 April 2005

Derivative financial instruments are held in the balance sheet at their fair value. All derivative financial instruments held during the year ended 31 March 2006 qualify for hedge accounting. The group currently only has cash flow hedges.

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. Any ineffective portion of the hedge is recognised in the income statement.

When the cash flow hedge of a forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recognised in the income statement.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the income statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the income statement immediately.

Financial assets held at fair value through income statement

This classification includes two sub-classifications, namely, financial assets held for trading and those designated at fair value through the income statement at inception. A financial asset is classified in this way if acquired principally for the purpose of selling in the short term or if so designated by management. These financial assets are measured at fair value, and changes in the fair value are recognised in the income statement. Assets in this category are classified as current assets if they are held for trading or are expected to be realised within 12 months of the balance sheet date.

(l) Property, plant and equipment

Property, plant and equipment are stated at historical cost or deemed cost, less accumulated depreciation and impairment losses. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customer’s premises and includes contractors’ charges, materials and labour and related overheads directly attributable to the cost of construction.

Land and buildings, are stated at a deemed cost. Land and buildings, which were previously revalued on 31 December 2003, were frozen at deemed cost, based on their fair values at 1 April 2004, under IFRS 1 transition rules.

Depreciation

Depreciation is provided on property, plant and equipment (excluding land), on a straight-line basis, so as to write off their cost less residual amounts over their estimated economic lives. The estimated economic lives assigned to property, plant and equipment are as follows:

Asset Class	31 March 2005 Estimated Economic Life (Years)	31 March 2006 Estimated Economic Life (Years)
Buildings	40	40

Network Plant
Transmission Equipment
Duct	20	20
Overhead cable/poles	10-15	10-15
Underground cable	14	14
Other local network	15	6-8

Exchanges
Exchange line terminations Core hardware/operating software	8 3-4	8 3-4

Others	3-7	3-7

The group’s policy is to review the remaining economic lives and residual values of property, plant and equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life and residual value. This year’s review resulted in the adjustment of certain asset lives, as outlined in the table above. These changes were effected to more accurately reflect the asset lives in the industry.

Fully depreciated property, plant and equipment are retained in the cost of property, plant and equipment and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the income statement.

Assets in the course of construction

Assets in the course of construction represent the cost of purchasing, constructing and installing property, plant and equipment ahead of their own productive use. No depreciation is charged on assets in the course of construction. The estimated amount of interest incurred, based on the weighted average interest rate on outstanding borrowings, while constructing capital projects is capitalised.

Asset retirement obligations

The group has certain obligations in relation to the retirement of assets mainly poles, batteries and international cable. The group also has obligations to dismantle base stations and to restore the property owned by third parties on which the stations are situated after the stations are removed. The group capitalises the future discounted cash flows associated with these asset retirement obligations and depreciates these assets over the useful life of the related asset.

(m) Impairment

Assets that have an indefinite useful life, principally goodwill, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation and depreciation are also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(n) Capital grants

Grants from the government and other parties are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(o) Leased assets

The capital cost of property, plant and equipment acquired under finance leases is included in property, plant and equipment and depreciated over the shorter of the lease term and the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in current and non-current liabilities, as applicable, while the interest is charged to the income statement over the primary lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(p) Inventories

Inventories comprise consumable items and goods held for resale. Inventories are stated at the lower of cost and net realisable value. Cost is calculated on a weighted average basis and includes invoice price, import duties and transportation costs. Where necessary, write-downs in the carrying value of inventories are made for damaged, deteriorated, obsolete and unusable items on the basis of a review of individual items included in inventory.

(q) Trade receivables

Trade receivables are recognised initially at fair value and subsequently less any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or a financial re-organisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. All movements in the level of the provision required are recognised in the income statement.

(r) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments readily convertible to cash.

(s) Indefeasible rights of use (“IRU”)

The group accounts for IRU contracts in the following manner:

(i) The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

(ii) The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight-line basis as an expense over a 7 year period.

(t) Employee benefits

(i)	Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments determined by periodic actuarial calculations to trustee-administered funds. The group operates both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate fund. Under defined contribution plans, the group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The amount recognised in the balance sheet in respect of defined benefit pension plans is the present value of the groups defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of AA corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses, arising from experience adjustments and changes in actuarial assumptions, in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Pre 1 January 1984, past-service costs are the responsibility of the Irish Minister for Finance. Post 1 January 1984, past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contributions to publicly or privately administered pension plans on a contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Share-based compensation

The group operates equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the group revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received on the exercise of share options net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii) Termination benefits

Termination benefits are payable when employment is terminated by the group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iv) Bonus plans

The group recognises a provision and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation.

(u) Provisions

Provisions for obligations relating to the disposal and dismantling of certain assets and related restoration requirements, onerous contracts on property, restructuring programme costs and legal claims are recognised when the group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(v) Share capital

Ordinary shares are classified as equity. Since the adoption of IAS 32 and IAS 39 on 1 April 2005, preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Prior to 1 April 2005, preference shares were classified as other equity shares within equity, in accordance with UK company law.

(w) Dividend distribution

Final dividend distributions to equity shareholders are recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the equity shareholders. Interim dividend distributions to equity shareholders are recognised as a liability in the group’s financial statements in the period in which the dividends are paid.

(x) Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

(y) Fair value estimation

Fair value is the amount for which an asset, liability or financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than a forced or liquidation sale. The fair value is determined based on quoted prices or by using valuation techniques such as discounted cash flow analysis.

The fair values of short-term deposits, floating-rate loans and overdrafts approximate to their carrying amounts.

6. Financial risk management

Financial risk factors

The group’s activities expose it to a variety of financial risks: market rate risk, credit risk and liquidity risk. Responsibility for managing these risks rests with the Board of eircom Group plc. It is, and has been throughout the period under review, the group’s policy not to trade in financial instruments.

The group conducts its business primarily in Ireland and, therefore, operating and investing cash flows are substantially denominated in euro. A limited level of foreign exchange risk arises in relation to a foreign subsidiary, capital expenditure denominated in foreign currencies and foreign exchange settlements with international third party telecommunications carriers.

(a) Market rate risk

Market rate risk is defined as the exposure of the group’s financial position to movements in interest and foreign exchange rates. The principal aim of managing these risks is to limit the adverse impact on shareholder value of movements in interest rates and foreign exchange rates.

The group uses derivative financial instruments to hedge these risk exposures. Derivative financial instruments are contractual agreements whose value reflects price movements in an underlying asset and liability. The Group uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk.

The main derivatives used are interest rate swaps and currency swaps. It is group policy to hedge the majority of currency risk. The group seeks to manage the fixed/floating mix of its borrowings with the aim of controlling cost while mitigating its exposure to interest rate risk. The group achieves fixed rates on borrowings either directly through the use of fixed rate debt or indirectly through the use of interest rate swaps. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.

(b) Credit risk

Credit risks are mainly related to counterparty risks associated with trade and other debtors, prepayments, amounts owed by related companies, interest in debt securities and derivative contracts.

The group’s trade debtors are generated by a large number of customers, both private individuals and companies in various industries, mainly in Ireland and hence there is no significant concentration of credit risk. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis, including some processing of current credit information on subscribers from third-party sources.

The group is exposed to credit risk relating to its cash and cash equivalents. The group places its cash with highly rated financial institutions. The group’s policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The group has not experienced any losses on such accounts.

Transactions involving derivative contracts are managed by Irish Telecommunications Investment Limited (“ITI”); a wholly owned subsidiary, within a framework of limits approved by the Board, which restrict the group’s dealings to highly rated financial institutions.

(c) Liquidity risk

The objective of liquidity management is to ensure the availability of sufficient funds to meet the Group’s requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines. The maturity profile of the group’s debt is set out in Note 26.

(d) Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term-debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar instruments.

7. Critical Accounting Judgements and Estimates

Judgements and estimates are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Establishing lives for depreciation purposes of property, plant and equipment

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of the total assets. The annual depreciation charge depends primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on depreciation and amortisation charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis as asset lives are individually determined and there are a significant number of asset lives in use. The effect of the changes in asset lives, of a small number of our total assets, in the income statement for the year ended 31 March 2006 was an increase in the depreciation charge of €24 million. Detail of the useful lives is included in note 5(l). The impact of any change would vary significantly depending on the individual changes in assets and the classes of assets impacted.

(b) Establishing lives for amortisation purposes of intangible assets

The Group has significant levels of intangible assets. The amortisation charge is dependent on the estimated lives allocated to each type of intangible asset. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives and the expected pattern of consumption of the future economic benefits embodied in the asset. Changes in asset lives can have a significant impact on amortisation charges for the period. The effect of the changes in asset lives in the income statement for the year was a decrease in the amortisation charge by €4 million. Detail of the useful lives is included in Note 5(d) and the related intangible assets are set out in Note 17.

(c) Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs

The group operates funded defined benefit schemes, which are independent of the group’s finances, for the majority of employees. Valuations of the main scheme are carried out on an annual basis by the actuaries to the schemes. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations and the unrecognised pension surplus or deficit at the date of the last valuation. The cost of these benefits and the present value of the pension liabilities depend on the assumptions made in respect of such factors as the life expectancy of the members of the scheme, the salary progression of current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. The group uses estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in the financial statements. Differences between assumptions made and actual experience and changes in assumptions made also impact on pension charges. The effect of changes in assumptions on the pension scheme valuation is contained in Note 40.

(d) Providing for doubtful debts

The group provides services to individuals and business customers on credit terms. The group expects that some debts due will not be paid as a result of the default of a small number of customers. The group uses estimates based on historical experience in determining the level of debts, which the group believes, will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact the operating results. Any significant reduction in the level of customers that default on payments or other significant improvements that resulted in a reduction in the level of bad debt provision would have a positive impact on the operating results. The level of provision required is reviewed on an ongoing basis.

(e) Providing for litigation, contingencies and other constructive obligations

The group is a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. The group reviews the current status of any pending or threatened proceedings with the group’s legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation, management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, the group recognise any loss that is considered probable and reasonably quantifiable as of the balance sheet date. In addition, the group provides for other items of an uncertain timing or amount, such as liabilities arising as a result of self-insurance and disputes with third parties, including regulatory authorities. These provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required and the timing of payments.

The group has onerous contracts associated with vacant offices and industrial leasehold properties and disposals relating to relocations. The group has estimated the future cash outflows arising from these onerous contracts. The estimation of outflows includes judgements in respect of the sub-let of certain of the properties. If the group were unable to sublet the properties for the duration of the leases an additional provision of €16.3 million would be required in the financial statements.

(f) Making appropriate medium-term assumptions on asset impairment reviews

The group undertakes a review for impairment annually or if events or circumstances indicate that the carrying amount may not be recoverable. Factors which the group consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under IFRS are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the recoverable amount of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

(g) Assessing the level of interconnect income from and payments to other telecommunications operators

The group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions. Changes in the estimates directly affect revenue, operating costs and profit.

(h) Asset retirement obligations

The group has certain obligations in relation to the retirement of assets mainly poles, batteries and international cable. The group also has obligations to dismantle base stations and to restore the property owned by third parties on which the stations are situated after the stations are removed. Significant judgement is required in determining the cash flows associated with these retirement obligations as some of the cash flows are anticipated up to 20 years in the future.

8. Business combinations

On 23 November 2005, the group acquired 100% of the share capital of Meteor Ireland Holdings, LLC, a company incorporated in Delaware, the holding company of Meteor Mobile Communications Limited, a mobile telecommunications company operating in Ireland. The acquired business contributed revenues of €87 million and net loss of €11 million to the group for the period 23 November 2005 to 31 March 2006. The fair values used are provisional.

If the acquisition had occurred on 1 April 2005, group revenue would have been €221 million (unaudited), and loss before allocations would have been €60 million (unaudited). These amounts have been calculated using the group’s accounting policies and by adjusting the results of the subsidiary to reflect the depreciation and additional amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 April 2005, together with the consequential tax effects.

Details of net assets acquired and goodwill are as follows:

€’m
Purchase consideration:
- Cash paid	419
- Direct costs relating to the acquisition	11

Total purchase consideration	430
Fair value of net assets acquired	(196)

Goodwill (Note 16)	234

The goodwill is attributable to the high growth rate and anticipated profitability of the acquired business.

The assets and liabilities arising from the acquisition are as follows:

	Fair Value €’m	Acquiree’s Carrying Value €’m
Cash and cash equivalents	2	2
Property, plant and equipment (Note 18)	98	136
Goodwill	—	33
Trademarks (included in other intangible assets) (Note 17)	22	—
Customer relationships (included in other intangible assets) (Note 17)	49	—
Licences (included in other intangible assets) (Note 17)	52	13
Receivables	45	45
Payables	(59)	(59)
Provisions for other liabilities and charges (Note 31)	(4)	(4)
Net deferred tax liabilities (Note 30)	(9)	—

Net assets acquired	196	166

€’m
Purchase consideration settled in cash	430
Cash and cash equivalents in subsidiary acquired	(2)

Cash outflow on acquisition	428

There were no acquisitions in the year ended 31 March 2005.

9. Segment information

Primary reporting format – business segments

The group provides communications services, principally in Ireland. The group is organised into two main business segments:

(a)	Fixed line; and

(b)	Mobile

The segment results for the year ended 31 March 2006:

	Fixed line €’m	Mobile €’m	Inter-segment €’m	Group €’m
Revenue	1,618	87	(12)	1,693

Operating profit / Segment result	246	(12)	—	234
Finance costs				(150)
Finance income				27
Share of profit of associates				1

Profit before income tax				112
Income tax expense				(30)

Profit for the year				82

The segment results for the year ended 31 March 2005:

	Fixed line €’m	Mobile €’m	Inter-segment €’m	Group €’m
Revenue	1,598	—	—	1,598

Operating profit / Segment result	213	—	—	213
Finance costs				(139)
Finance income				13
Share of profit of associates				1

Profit before income tax				88
Income tax expense				(9)

Profit for the year				79

Other segment items included in the income statement are as follows:

	31 March 2005			31 March 2006
	Fixed line €’m	Mobile €’m	Group €’m	Fixed line €’m	Mobile €’m	Group €’m
Amortisation (Note 17)	20	—	20	9	6	15
Depreciation (Note 18(b))	296	—	296	308	10	318
Restructuring programme costs	66	—	66	30	—	30
Impairment of inventories (Note 22)	1	—	1	—	1	1
Impairment of trade receivables (Note 23)	13	—	13	17	2	19
Reversal of trade receivable impairment (Note 23)	(2)	—	(2)	(18)	—	(18)

The segment assets and liabilities and capital expenditure are as follows:

	31 March 2006
	Fixed line €’m	Mobile €’m	Unallocated €’m	Group €’m
Assets	3,499	503	202	4,204
Investments in associates	—	—	—	—

Total assets	3,499	503	202	4,204

Liabilities	806	77	2,730	3,613

Capital expenditure:
Intangible assets
- Arising on acquisition (Note 17)	—	123	—	123

- Other expenditure (Note 17)	16	—	—	16

Property, plant and equipment
- Arising on acquisition (Note 18)	—	98	—	98

- Other expenditure (Note 18)	234	16	—	250

	31 March 2005
	Fixed line €’m	Mobile €’m	Unallocated €’m	Group €’m
Assets	3,611	—	199	3,810
Investments in associates	—	—	1	1

Total assets	3,611	—	200	3,811

Liabilities	820	—	2,616	3,436

Capital expenditure:
Intangible assets (Note 17)	13	—	—	13

Property, plant and equipment (Note 18)	204	—	—	204

Segment assets consist primarily of property, plant and equipment, goodwill and other intangible assets, inventories, receivables and operating cash. They exclude deferred taxation, investments and derivatives designated as hedges of borrowings.

Segment liabilities comprise operating liabilities and provisions for liabilities and other charges. They exclude items such as taxation, corporate borrowings and related hedging derivatives.

Capital expenditure comprises additions to intangible assets (Note 17) and property, plant and equipment (Note 18), including additions resulting from acquisitions through business combinations (Note 8).

Secondary reporting format – geographical segments

The group’s fixed line business segment operates in two geographical areas, Ireland and the United Kingdom. The United Kingdom does not constitute a separately reportable segment as it represents less than 10% of fixed line turnover.

Operating costs

(a)

	2005 €’m	2006 €’m
Staff costs:
Wages and salaries	367	367
Social welfare costs	14	16
Share options granted to directors and employees	1	2
Pension costs – defined contribution plans	3	5
Pension costs – defined benefit plans	37	82

	422	472
Staff costs capitalised	(58)	(62)

Net staff costs included in operating costs	364	410
Other operating costs:
Payments to telecommunications operators	298	328
Purchase of goods for resale, commission and related costs	81	104
Materials and services	52	49
Other network costs	28	28
Accommodation	53	73
Sales and marketing	34	58
Transport and travel	18	20
IT costs	15	15
Provision for impaired receivables	11	1
Other costs	49	62

Total other operating costs	639	738

Total operating costs excluding amortisation, depreciation and restructuring programme costs	1,003	1,148
Amortisation (Note 17)	20	15
Depreciation (net) (Note 18)	296	318
Restructuring programme costs	66	30
Profit on disposal of property and investments (Note 11)	—	(52)

Total operating costs	1,385	1,459

(b) Operating costs are stated after charging:

	2005 €’m	2006 €’m
Research costs	1	1

Hire of plant and machinery	3	3

Other operating lease rentals	20	38

Net exchange gain on foreign currency borrowings less deposits	—	—

(c) Services provided by the group’s auditor and network firms

The group obtained the following services from the group’s auditor at costs as detailed below:

	2005 €’m	2006 €’m
Audit services
Statutory audit	0.7	1.1
Other audit related services (including non-statutory audits)	0.7	0.7
Audit related regulatory reporting	2.3	1.5

	3.7	3.3
Further assurance services	0.3	3.1
Tax advisory services	0.1	0.1

	4.1	6.5

Included in the table are group audit fees and expenses paid and payable to the group’s auditor of €1.1 million (2005: €0.7 million), of which €0.1 million (2005: €0.1 million) was paid in respect of the parent company.

Also included above are fees paid to the group’s auditor in respect of non-statutory audit services of €5.4 million (2005: €3.4 million).

Total services, included in the table above, in the amount of €2.3 million have not been included in operating costs as they relate to audit related and other services provided by the auditors in respect of the group’s rights issue and acquisition of Meteor. The rights issue costs have been charged against share premium and the costs associated with the acquisition of Meteor have been capitalised thereby increasing goodwill in the consolidated balance sheet.

(d) Directors

	2005 €’m	2006 €’m
Aggregate emoluments	4.1	4.5
Aggregate gains made on the exercise of share options	—	1.1
Company contributions to money purchase schemes	0.5	0.5

	4.6	6.1

Four directors (2005: four) have retirement benefits accruing under defined contribution (money purchase) schemes. In addition, retirement benefits are accruing to two directors (2005: two) under the company’s defined benefit pension scheme. One director (2005: one) participates in both schemes at 31 March 2006.

Highest paid director:

	2005 €’m	2006 €’m
Total amount of emoluments and amounts (excluding shares) receivable under long term incentive scheme	1.3	1.4
Aggregate gains made on the exercise of share options	—	0.4
Company contributions to money purchase schemes	0.3	0.4

	1.6	2.2

11. Profit on disposal of property and investments

	2005 €’m	2006 €’m
Profit on disposal of property	—	48
Profit on disposal of investments	—	4

	—	52

Finance costs - net

	2005 €’m	2006 €’m
(a) Finance costs:
Interest payable on bank loans and other debt	132	129
Amortisation of issue costs of bank loan and other debt	4	5
Debt issue costs write off	(1)	—
Fair value losses on financial asset associated with temporary income stream annuity (“TIS”)	11	2
Dividends payable on preference shares	—	19
Finance lease interest	—	1
Capitalised interest on property, plant and equipment	(7)	(6)

	139	150

(b) Finance income:
Interest income	(8)	(12)
Fair value gain on financial liability associated with temporary income stream annuity (“TIS”)	(5)	(15)

	(13)	(27)

Exchange differences arising on foreign currency borrowings
Unrealised (gains)/losses	(12)	13
Hedging contract losses/(gains)	12	(13)

Finance costs - net	126	123

The rate applied to capitalised interest is 5.9% (2005: 5.6%).

Preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities since the adoption of IAS 32 and IAS 39 on 1 April 2005 and the dividends on these preference shares are recognised in the income statement as interest expense from that date. Previously the dividends accruing to preference shares were recognised as dividends in accordance with UK company law and were included as a movement in equity.

13. Income tax expense

	2005 €’m	2006 €’m
(a) Recognised in the income statement

Current tax expense
Current year	20	35
Adjustments for prior years	(4)	8

	16	43
Deferred tax expense
Origination and reversal of temporary difference (Note 30)	(7)	(13)

Total income tax expense in income statement	9	30

(b) Reconciliation of effective tax rate

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows: -

	2005 €’m	2006 €’m
Profit before tax	88	112

Tax calculated at Irish tax rates	11	14
Effects of:-
Non deductible expenses	2	7
Utilisation of losses forward	(1)	—
Income taxable at higher rate	1	1
Adjustment in respect of prior periods	(4)	8

Tax charge for year (Note 13(a))	9	30

The weighted average applicable tax rate was 12.5% (2005: 12.5%).

14. Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year.

	2005 €’m	2006 €’m
Profit attributable to equity holders of the company	58	82

Weighted average number of ordinary shares in issue	820,969,597	985,496,483

Basic earnings per share (€ per share)	0.07	0.08

For the year ended 31 March 2005, the profit attributable to equity holders is after adjusting for €21 million of dividends payable in respect of preference shares. From 1 April 2005, dividends payable on preference shares are included in finance costs.

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of potentially dilutive ordinary shares: convertible debt and share options. The convertible debt is not dilutive for the year ended 31 March 2006 or 31 March 2005. For the share options a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the company’s shares for the years) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2005 €’m	2006 €’m
Profit attributable to equity holders of the company	58	82

Weighted average number of ordinary shares in issue	820,969,597	985,496,483
Adjustment for
– share options	2,890,847	3,204,531

Weighted average number of ordinary shares for diluted earnings per share	823,860,444	988,701,014

Diluted earnings per share (€ per share)	0.07	0.08

15. Dividends

	2005 €’m	2006 €’m
Interim paid dividend of €0.05 (2005: €0.05) per share	37	54
Final dividend in respect of 2005 of €0.06 (2005: €Nil) per share	—	45

	37	99

On 14 May 2006 the Board of Directors declared a second interim dividend in respect of the financial year ended 31 March 2006 of €0.052 per ordinary share payable on 26 June 2006 to all ordinary shareholders on the register of members as at 26 May 2006. The second interim dividend is in substitution for a final dividend in respect of the financial year to 31 March 2006 and no final dividend will be proposed at the annual general meeting. This further interim dividend will absorb an estimated €56 million of shareholders’ funds.

16. Goodwill

	2005	2006
	€’m	€’m
At 1 April 2005	761	761
Additions (Note 8)	—	234

At 31 March 2006	761	995

Accumulated Amortisation

At 1 April 2005 and 31 March 2006	92	92

Net book value at end of year	669	903

There are no accumulated impairments on goodwill. Following the introduction of IFRS 3 “Business Combinations” from 1 April 2004, goodwill is no longer subject to amortisation, but is tested for impairment annually.

Impairment test of goodwill

Substantial goodwill amounts are allocated to the cash generating units below. Apart from goodwill no intangible assets with an indefinite useful life are recognised in the balance sheet.

The allocation of goodwill to the cash generating units is as follows:

	2005 €’m	2006 €’m
Fixed line	669	669
Mobile	—	234

Total	669	903

The value of goodwill was tested in the fourth quarter after business planning had been completed. In 2006 and 2005 no impairments were recorded or reversed.

The valuation methods and significant assumptions for the impairment test are presented below:

Fixed line

The recoverable amount of the cash-generating unit was calculated on the basis of value in use, using the discounted cashflow (DCF) method. Future cashflows were forecasted in line with the one year business plan approved by the Board of Directors. The discount rate on the scheduled pre tax weighted average cost of capital (WACC) was 8.5%. The terminal value was calculated using a long-term growth rate of nil from 31 March 2007. eircom considers the business plan and long-term projections to be reasonable in view of the anticipated performance of the Irish economy. Sensitivity analysis using a higher discount rate of 9.5% was also performed which would not lead to an impairment.

Mobile

The recoverable amount of the cash-generating unit was calculated on the basis of value in use, using the discounted cashflow (DCF) method. Future cashflows were forecasted in line with the five-year business plan approved by the Board of Directors. The discount rate on the scheduled pre tax WACC was 11.5%. The terminal value was calculated using a long-term growth rate of nil. eircom considers the business plan and long-term projections to be reasonable in view of the anticipated performance of the Irish economy. Sensitivity analysis using a higher discount rate of 12.5% was also performed which would not lead to an impairment.

17. Other intangible assets

			Intangible assets from acquisitions
	Computer software	Monitoring contracts	Trademarks	Contracts and related customer relationships	License	Total
	€’m	€’m	€’m	€’m	€’m	€’m
Cost
At 1 April 2004	94	—	—	—	—	94
Additions	11	2	—	—	—	13

At 31 March 2005	105	2	—	—	—	107
Arising on acquisition (Note 8)	—	—	22	49	52	123
Additions	14	2	—	—	—	16
Disposals/retirements	(5)	—	—	—	—	(5)

At 31 March 2006	114	4	22	49	52	241

Amortisation
At 1 April 2004	70	—	—	—	—	70
Charge for the year	20	—	—	—	—	20

At 31 March 2005	90	—	—	—	—	90

Charge for the year	8	1	1	4	1	15
Disposals/retirements	(5)	—	—	—	—	(5)

At 31 March 2006	93	1	1	4	1	100

Net Book Value at 31 March 2006	21	3	21	45	51	141

Net Book Value at 31 March 2005	15	2	—	—	—	17

Computer software relates to internal and external capitalised software development costs. Certain computer software asset lives were increased from 3 to 4 years following a review of asset lives by the group. The effect of the changes in the income statement for the year was a decrease in the amortisation charge of €4 million.

Monitoring contracts relates to purchased monitoring contracts in our residential security systems operation.

Intangible assets from acquisitions relate to intangible assets resulting from the acquisition Meteor (Note 8).

Amortisation of €15 million (2005: €20 million) is included in the income statement.

The following useful lives have been determined for the intangible assets acquired during the year:

Years
Computer software	3 - 4

Monitoring contracts	3

Intangible assets from acquisitions:
Prepaid customer relationships	2
Postpaid customer relationships	7
Roaming customer relationships	10
Brand	12
GSM License	25

18. Property, plant and equipment

(a)

	Land & Buildings	Network Plant & Equipment	Total
	€’m	€’m	€’m
Cost or Valuation
At 1 April 2004	499	2,494	2,993
Additions	13	191	204
Disposals/retirements	(3)	(1)	(4)

At 31 March 2005	509	2,684	3,193

Acquisition of subsidiary (Note 8)	—	98	98
Additions	14	236	250
Disposals/retirements	(12)	(18)	(30)

At 31 March 2006	511	3,000	3,511

Accumulated Depreciation
At 1 April 2004	51	814	865

Charge for year (Note 18 (b))	17	280	297
Disposals/retirements	—	(1)	(1)

At 31 March 2005	68	1,093	1,161

Charge for year (Note 18 (b))	15	305	320
Disposals/retirements	(1)	(18)	(19)

At 31 March 2006	82	1,380	1,462

Total Net Book Value at 31 March 2006	429	1,620	2,049

Total Net Book Value at 31 March 2005	441	1,591	2,032

The group’s policy is to review the remaining economic lives and residual values of property, plant and equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life and residual value. This year’s review resulted in the adjustment of asset lives, as outlined in Note 5(l). These changes were effected to more accurately reflect the asset lives in the industry as a result of development in the industry and the group’s plans during the current year. The effect of the changes in the income statement for the year was an increase in the depreciation charge of €24 million. The last valuation of Land & Buildings was carried out by Lisney, Estate Agents, auctioneers and Valuers, as at 31 December 2003.

The group has capitalised interest costs of €6 million (2005: €7 million) that are directly attributable to the construction of qualifying property, plant and equipment. The rate applied to capitalised interest is 5.9% (2005: 5.6%).

(b)	The depreciation charged in the income statement is net of capital grants amortised during the year as follows:-

	2005 €’m	2006 €’m
Depreciation	297	320
Amortisation of capital grants (Note 29)	(1)	(2)

	296	318

(c)	Analysis of net book value of land and buildings is as follows:-

	2005 €’m	2006 €’m
Freehold	299	312
Leasehold:
Over 50 years unexpired	108	94
Under 50 years unexpired	34	23

	441	429

(d)	Included in property, plant and equipment is plant and equipment acquired under finance leases as follows:-

	2005 €’m	2006 €’m
Cost	63	74
Accumulated depreciation	(48)	(61)

Net book value	15	13

Depreciation charge for the year	11	13

(e)	Assets in course of construction

Included in property, plant and equipment are assets in the course of construction of €90 million (2005: €85 million).

19. Investments in associates

	2005 €’m	2006 €’m
At beginning of year	—	1
Share of profit after tax of associates	1	1
Disposal of associate	—	(2)

At end of year	1	—

The group share of the results of its principal associates, all of which are unlisted, and its share of the assets and liabilities are as follows:

	Assets €’m	Liabilities €’m	Revenues €’m	Profit €’m	Interest held %
2005
Beacon Integrated Solutions Limited	—	—	—	—	49%
Telecom Engineering Services Limited	6	5	18	1	35%
Altion Limited	—	—	1	—	33%
Buy4Now Limited	—	—	1	—	22%

	6	5	20	1

2006
Altion Limited	—	—	1	—	33%
Telecom Engineering Services Limited	—	—	15	1	35%
Buy4Now Limited	—	—	1	—	22%

	—	—	17	1

During the year ended 31 March 2006 the group share (35%) of Telecom Engineering Services Limited was sold for a consideration of €2.1 million.

Other than profit and the group’s share of assets of associates, no amounts are included in the consolidated financial statements.

The group has no unrecognised losses relating to associates.

20. Financial asset at fair value through income statement

	2005	2006
	€’m	€’m
Non-current assets
Financial asset associated with temporary income stream annuity (“TIS”)	50	53

Current assets
Financial asset associated with temporary income stream annuity (“TIS”)	22	17

	72	70

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. The assets set aside to fund the payment stream at the balance sheet date are recognised under “financial asset at fair value through income statement” and the liability is recognised under “provisions for other liabilities and charges”.

Financial assets at fair value through income statement are presented within the section on operating activities as part of changes in working capital in the cash flow statement (Note 36). These assets are not classified as held for trading but were designated at fair value through income statement at inception.

21. Other assets

	2005 €’m	2006 €’m
Non-current assets
Lease receivable	118	105

Current assets
Lease receivable	9	25

	127	130

Two subsidiaries within the group are party to a financing transaction under which lease receivable balances equal lease obligation balances. These are shown gross on the balance sheet. The lease receivable balance is recognised under “other assets” and the lease obligation is recognised under “borrowings”.

22. Inventories

	2005 €’m	2006 €’m
Network development and maintenance stocks	6	5
Consumable and other stocks	5	8

	11	13

The cost of inventories recognised as an expense and included in “operating costs” amounted to €74 million (2005: €52 million). The net replacement cost of stocks is not expected to be materially different from that shown above.

The group has recognised a loss of €1 million (2005: €1 million) for the impairment of its inventories during the year ended 31 March 2006. The group has not used provision for impaired inventories during the year ended 31 March 2006. The creation and usage of provision for impaired inventories have been included in “operating costs” in the income statement.

23. Trade and other receivables

	2005 €’m	2006 €’m
Amounts falling due within one year:
Trade receivables	283	284
Less: Provision for impairment of receivables	(73)	(36)

Trade receivables - net	210	248
Prepayments and accrued income	93	103

	303	351

The fair values of trade and other receivables approximate to their carrying amounts.

There is no concentration of credit risk with respect to trade receivables due to the group’s customer base being large in number and unrelated. Due to this, management believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.

The group has recognised a loss of €19 million (2005: €13 million) for the impairment of its trade receivables during the year ended 31 March 2006. The group has used provision for impaired receivables of €38 million (2005: €8 million) during the year ended 31 March 2006. The group reversed provisions for impaired receivables of €18 million (2005: €2 million) during the year ended 31 March 2006. The creation and usage of provision for impaired receivables have been included in “operating costs” in the income statement.

24. Restricted cash

The restricted cash balance of €1 million was used by the company during the year ended 31 March 2006 for the purposes of redeeming the outstanding Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on the deposit, after deduction of any taxation payable, was payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as pre-redemption dividend.

25. Cash and cash equivalents

	2005 €’m	2006 €’m
Cash and cash equivalents	388	411

The book value of cash and cash equivalents approximates their fair value. The effective interest rate on short term bank deposits was 2% (2005:2%), these deposits have an average maturity of 4 days.

26. Borrowings

	Book Value		Fair Value
	2005	2006	2005	2006
	€’m	€’m	€’m	€’m
Non-current liabilities
Bank borrowings (Senior Credit Facility)	1,180	1,040	1,180	1,040
7.25% Senior notes due 2013 (listed)	550	550	615	600
8.25% Senior subordinated notes due 2013 (listed)	478	491	533	539

	2,208	2,081	2,328	2,179
Debt issue costs	(39)	(34)	—	—

	2,169	2,047	2,328	2,179
Finance leases – defeased	118	105	118	105
Finance leases	—	5	—	5
Preference shares (Note 27)	—	115	—	115

Borrowings	2,287	2,272	2,446	2,404

Current liabilities
Bank borrowings (Senior Credit Facility)	70	140	70	140
Debt issue costs	(2)	(2)	—	—

	68	138	70	140
Finance leases – defeased	9	25	9	25
Finance leases	—	3	—	3
Preference shares (Note 27)	—	29	—	29

Borrowings	77	195	79	197

Total Borrowings	2,364	2,467	2,525	2,601

The Senior Credit Facility €1,180 million (2005: €1,250 million) is secured, amongst other things, by a pledge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI. The group can repay these borrowings at any time.

The senior notes are unsecured senior obligations of Valentia Telecommunications. eircom Limited guarantee the senior notes on a senior unsecured basis. The senior subordinated notes are unsecured senior obligations of eircom Funding. eircom Limited, eircom Group plc and Valentia Telecommunications guarantee the senior notes on a senior subordinated basis. There are financial penalties involved in any early repayment of these notes and also there are certain limitations on the extent to which the company can repay these notes.

Two subsidiaries within the group are party to a financing transaction under which lease receivables balances equal lease obligation balances. These are shown gross on the balance sheet. The lease obligation is recognised under “borrowings” and the lease receivable balance is recognised under “other assets”. These borrowings are secured over the leased assets.

The fair values of borrowings are based on market prices or discounted cash flows where the discount rate reflects the risks inherent in each type of borrowing. The carrying amounts of current liabilities and assets are deemed to approximate their fair value. See Note 28 for the fair value of derivative instruments entered into in relation to these borrowings.

Maturity of financial borrowings

The maturity profile of the carrying amount of the group’s borrowings is set out below.

	Within 1 Year	Between	Between	After
		1 & 2 Years	2 & 5 Years	5 Years	Total
	€’m	€’m	€’m	€’m	€’m
Borrowings:	70	140	1,040	—	1,250
7.25% Senior notes due 2013 (listed)	—	—	—	550	550
8.25% Senior subordinated notes due 2013 (listed)	—	—	—	478	478

	70	140	1,040	1,028	2,278
Debt issue costs	(2)	(2)	(4)	(33)	(41)

	68	138	1,036	995	2,237
Finance leases – defeased	9	29	89	—	127

At 31 March 2005	77	167	1,125	995	2,364

Borrowings:	140	140	900	—	1,180
7.25% Senior notes due 2013 (listed)	—	—	—	550	550
8.25% Senior subordinated notes due 2013 (listed)	—	—	—	491	491

	140	140	900	1,041	2,221
Debt issue costs	(2)	(2)	(1)	(31)	(36)

	138	138	899	1,010	2,185
Finance leases – defeased	25	36	69	—	130
Finance leases	3	5	—	—	8
Preference shares	29	29	72	14	144

At 31 March 2006	195	208	1,040	1,024	2,467

Interest accrued on borrowings as at 31 March 2006 is €21 million (2005: €13 million). This is included in accruals in Note 32.

The effective interest rates at the balance sheet date were as follows:

	31 March 2005		31 March 2006
	€	US$	€	US$
Bank borrowings	3.60%	—	3.71%	—
Senior notes	7.25%	—	7.25%	—
Senior subordinated notes	8.25%	8.25%	8.25%	8.25%
Finance leases – defeased	8.20%	—	8.20%	—
Finance leases	—	—	4.60%	—
Convertible preference shares	12.25%	—	12.25%	—

The weighted average life of the fixed rate debt (2005: excludes preference shares) and swaps is set out in the following table:-

		Weighted Average Residual Maturity in Years of Fixed-Rate
		2005	2006
Underlying debt		8.4	7.4
Swaps:	we receive fixed interest	—	—

	we pay fixed interest	2.0	1.0

Exposure to interest rate changes

The exposure of the group’s borrowings to interest rate changes based on debt maturity at the balance sheet date are as follows:

	2005	2006
	€’m	€’m
6 months or less	—	40
6-12 months	41	40
1-5 years	701	595
Over 5 years	—	—

	742	675

Finance lease liabilities – minimum lease payments

	31 March 2005		31 March 2006
	€'m	€'m	€'m	€'m
	Defeased	Non-defeased	Defeased	Non-defeased
No later than 1 year	11	—	31	4
Later than 1 year and not later than 5 years	135	—	116	5

	146	—	147	9
Future finance charges	(19)	—	(17)	(1)

Present value of finance lease liabilities	127	—	130	8

Borrowing facilities

The group has a €150 million committed floating rate borrowing facility expiring in March 2009 which was undrawn at 31 March 2006. All conditions precedent had been met at 31 March 2006.

In addition the group has €8.25 million, Stg£3.5 million and US$3 million of overdraft facilities that are subject to annual review.

Currency

The group's borrowings are denominated in the following currencies:

	2005 €’m	2006 €’m
Euro	2,171	2,261
US dollar	193	206

	2,364	2,467

27. Preference shares

	Convertible preference shares	Trancheable redeemable preference shares	Redeemable preference shares	Total
	€’m	€’m	€’m	€’m
At 31 March 2005	79	1	—	80

Effect of adoption of IAS 32 & IAS 39	79	—	1	80

At 1April 2005	158	1	1	160
Redemption of preference shares	—	(1)	(1)	(2)
Conversion of convertible preference shares	(14)	—	—	(14)

At 31 March 2006	144	—	—	144

Authorised (Number):

At 1 April 2005	158,583,333	66,000,000	5,000,000

At 31 March 2006	144,166,666	66,000,000	5,000,000

Issued (Number):
At 1 April 2005	158,583,333	671,083	531,870

At 31 March 2006	144,166,666	235,240	77,161

Rights attaching to preference shares

The rights attaching to the different classes of preference shares are as follows:

(a)	Convertible Preference Shares

Holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of the holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and in priority to the holders of any other class of share) to a fixed cumulative preferential cash dividend at the rate of 12.25% of the deemed subscription price per annum of each Convertible Preference Share held by them (being €1 per Convertible Preference Share). Such dividends are paid in arrears at six monthly intervals commencing from 29 September 2004. If such dividends are not paid it shall accumulate and, from the date which it is due until the date of actual payment, accrue notional dividend interest at a rate of 12.25% per annum.

On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and ranking in priority to the rights of holders of any other class of share) to receive an amount equal to the aggregate amount of any unpaid arrears or accruals of the dividend (including any notional dividend interest that has arisen on unpaid dividends), whether earned or declared or not, calculated up to and including the date of redemption, sale or return of capital or, as the case may be, the date of commencement of winding up, plus the deemed subscription price of that Convertible Preference Share (the ‘‘CPS Redemption Amount’’).

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

Any conversion of Convertible Preference Shares into Ordinary Shares on a Conversion Date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate) is limited so that no holder of Convertible Preference Shares would (together with persons acting in concert with him) hold, following conversion, more than a cap of 29.9% of the Ordinary Shares in issue on that date. Furthermore, if on a Conversion Date or a Deferred Conversion Date or on 2 November 2013 the volume weighted average price of the Ordinary Shares on that date falls below 85% of the Offer Price (the ‘‘Floor Price’’), no Convertible Preference Shares will convert on that date (the ‘‘Floor Price Restriction’’).

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

(b)	Trancheable Redeemable Preference Shares

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

On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Trancheable Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any other Trancheable Redeemable Preference Shares and Redeemable Preference Shares) to receive an amount equal to the subscription price of each Trancheable Redeemable Preference Share (less any capital duty payable by eircom Group plc on the issue of such share) plus the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such tranche (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment or reduction of capital in respect of such Trancheable Redeemable Preference Share (the ‘‘Trancheable Redeemable Preference Amount’’).

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

(c)	Redeemable Preference Shares.

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

On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of Trancheable Redeemable Preference Shares) to receive an amount equal to the subscription price of €1 for each Redeemable Preference Share (less any capital duty payable by eircom Group plc on the issue of such share) plus the aggregate interest received by eircom Group plc on the amount of the subscription price in respect of each such share deposited in the designated bank account of such Redeemable Preference Shares (less any tax and/or costs or expenses incurred by eircom Group plc in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment of capital in respect of such Redeemable Preference Share (the ‘‘Redeemable Preference Amount’’).

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

28. Derivative financial instruments

	31 March 2005		31 March 2006
	Book Value	Fair Value	Book Value	Fair Value
	€’m	€’m	€’m	€’m
Current assets
Interest rate swaps	—	—	2	2

	—	—	2	2

Non-current liabilities
Currency swaps	32	57	39	39

	32	57	39	39

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability, if the maturity of the hedged item is less than 12 months.

Currency swaps

At 31 March 2006, the group had currency swap contracts of USD $250 million, euro equivalent €225 million, (2005: USD $250 million, euro equivalent €225 million) outstanding which are used to cover 100% of our dollar denominated senior subordinated notes (Note 26). The euro equivalent at 31 March 2006 of USD $250 million is €206 million (2005: €193 million).

Gains and losses recognised in the cash flow hedging reserve in equity (Note 34) on forward foreign exchange contracts as of 31 March 2006 will be continuously released to the income statement at various dates until 2013.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31 March 2006 was €500 million (2005: €500 million) and are used to cover a portion of our floating rate borrowings. At 31 March 2006, the fixed interest rate was 2.6318% (2005: 2.6318%) and the floating rate was based on Euribor. Gains and losses recognised in the cash flow hedging reserve in equity (Note 34) on interest rate swaps as of 31 March 2006 will be released to the income statement within one year of the balance sheet date.

29. Capital grants

	2005 €’m	2006 €’m
Received/ receivable
At beginning of year	23	23
Received/receivable during year	—	—

At end of year	23	23

Amortisation
At beginning of year	13	14
Credit for the year	1	2

At end of year	14	16

Net book value at end of year	9	7

The capital grants received by the group relate to programmes to develop the Irish telecommunications infrastructure and were sponsored by the European Union.

30. Deferred tax liabilities

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The group has unrecognised deferred tax assets at 31 March 2006 of €27 million. A valuation provision has been included in respect of the full amount of these losses. The losses are only available for offset in the entity that incurred the losses and there is no expiry date.

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets 2006 €’m	Liabilities 2006 €’m	Net 2006 €’m
Property, plant and equipment	—	(186)	(186)
Deferred revenue	5	—	5
Provisions	2	—	2
Other items - pension	—	(17)	(17)
Arising on acquisition (Note 8)	—	(9)	(9)

	7	(212)	(205)

	Assets 2005 €’m	Liabilities 2005 €’m	Net 2005 €’m
Property, plant and equipment	—	(201)	(201)
Deferred revenue	8	—	8
Provisions	8	—	8
Other items - pension	—	(24)	(24)

	16	(225)	(209)

The movement in deferred tax assets and liabilities during the year is as follows:

	1 April 2005 €’m	Recognised in income credit/ (charge) €’m	Arising on acquisition €’m	Recognised in equity €’m	31 March 2006 €’m
Property, plant and equipment	(201)	15	—	—	(186)
Deferred revenue	8	(3)	—	—	5
Provisions	8	(6)	—	—	2
Other items - pension	(24)	7	—	—	(17)
Arising on acquisition (Note 8)	—	—	(9)	—	(9)

	(209)	13	(9)	—	(205)

	1 April 2004	Recognised in income credit/ (charge)	Arising on acquisition	Recognised in equity	31 March 2005
	€’m	€’m	€’m	€’m	€’m
Property, plant and equipment	(207)	6	—	—	(201)
Deferred revenue	7	1	—	—	8
Provisions	10	(2)	—	—	8
Other items - pension	(26)	2	—	—	(24)

	(216)	7	—	—	(209)

All of the deferred tax assets recognised in the financial statements were available for offset against deferred tax liabilities and hence the net deferred tax provision at 31 March 2006 was €205 million (2005: €209 million).

31. Provisions for other liabilities and charges

	TIS Annuity Scheme	Onerous Contracts	Other	Total
	€’m	€’m	€’m	€’m
At 1 April 2005	150	4	70	224
Charged/(credited) to consolidated income statement:
- Additional provisions	—	13	10	23
- Unused amounts reversed	—	—	(11)	(11)
Increase in provision and capitalised as asset retirement obligation	—	—	5	5
Arising on acquisition (Note 8)	—	—	4	4
Transfer from accruals	—	—	5	5
Utilised in the year	(15)	(1)	(9)	(25)

At 31 March 2006	135	16	74	225

Provisions have been analysed between current and non-current as follows:

	2005	2006
	€’m	€’m
Current	23	37
Non-current	201	188

	224	225

Temporary income stream (“TIS”) annuity scheme

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. The group estimates the liability as the present value of the fixed payment stream due to employees. The annuity liability is recognised under “provisions for other liabilities and charges” and the asset is recognised under “financial asset at fair value through income statement”. At 31 March 2006, the remaining TIS annuity scheme provision is expected to be utilised over a period of 7 years.

Onerous Contracts

In the year ended 31 March 2006, the group has onerous contracts in relation to leases on vacant properties and leasehold disposals relating to the relocation to new corporate headquarters. At 31 March 2006, the liability is expected to be discharged over a period of 1 to 10 years.

Other

The group is self insured in respect of certain personal injury and damage claims. There is a provision for the estimated cost of incidents which have occurred up to 31 March 2006, based on a case by case review with actuarial assistance. The payments will be made as the cases are settled. The group also has a provision for costs arising from certain compliance matters including certain obligations in relation to the retirement of assets mainly poles, batteries, international cable and dismantling and restoration of mobile antenna sites. It is expected that most of these costs will be paid during the period 2006 to 2025 and these anticipated cash flows are discounted using a real rate of return of circa 3%. There was a release of €11 million (2005: €7 million) in relation to a provision for costs arising from certain compliance matters and self insured claims in the year ended 31 March 2006.

32. Trade and other payables

	2005	2006
	€’m	€’m
Amounts falling due within one year: -
Trade payables	81	103
Other tax and social security payable	30	30
Accruals	346	347
Deferred income	130	171

	587	651

The amounts due to group undertakings are unsecured, interest free and repayable on demand.

33. Share Capital

The share capital at 31 March 2006 and 31 March 2005 is set out below:-

AS AT 31 MARCH 2006
AUTHORISED			ISSUED
Number and Class of Share	Amount €	Nominal Value per Share	Number and Class of Share	Amount €
3,044,873,815 Ordinary shares	304,487,382	€0.10 each	1,073,020,476 Ordinary shares	107,302,048
50,000 Sterling deferred shares	73,260	£1.00 each	50,000 Sterling deferred shares	73,260
12,929,285,500 Non-voting deferred shares	12,929,285	€0.001 each	12,929,285,500 Non-voting deferred shares	12,929,285

Equity share capital	317,489,927		Equity share capital	120,304,593

AS AT 31 MARCH 2005
AUTHORISED			ISSUED
Number and Class of Share	Amount €	Nominal Value per Share	Number and Class of Share	Amount €
3,037,338,447 Ordinary shares	303,733,845	€0.10 each	751,312,987 Ordinary shares	75,131,299

Equity share capital	303,733,845		Equity share capital	75,131,299

5,000,000 Redeemable preference shares	2,500,000	€0.50 each	531,870 Redeemable preference shares	265,935
158,583,333 Convertible preference shares	79,291,666	€0.50 each	158,583,333 Convertible preference shares	79,291,666
66,000,000 Trancheable redeemable preference shares	33,000,000	€0.50 each	671,083 Trancheable redeemable preference shares	335,542
50,000 Sterling deferred shares	73,260	£1.00 each	50,000 Sterling deferred shares	73,260
6,474,488,800 Non-voting deferred shares	6,474,489	€0.001 each	6,474,488,800 Non-voting deferred shares	6,474,489

Other equity share capital	121,339,415		Other equity share capital	86,440,892

Total share capital	425,073,260		Total share capital	161,572,191

The detailed alterations to the authorised and issued share capital of eircom Group plc that have taken place during 31 March 2006 and 31 March 2005, are set out below:-

31 March 2006:

(a)	454,709 Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;
(b)	435,843 Trancheable Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;
(c)	53,465 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.164 per share;
(d)	25,933 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.3575 per share;
(e)	742,861 Ordinary Shares were allotted and issued, under the eircom Group Key Executive Share Award Plan, fully paid up in cash at a price of €0.10 per share;
(f)	14,416,667 Convertible Preference Shares converted into 7,535,368 Ordinary Shares and 6,454,796,700 Non-Voting Deferred Shares on 30 September 2005, in accordance with their terms. No conversion took place in March 2006. Following the conversion the authorised share capital is divided into:
(i)	3,044,873,815 Ordinary Shares;
(ii)	5,000,000 Redeemable Preference Shares;

(iii)	144,166,666 Convertible Preference Shares;
(iv)	66,000,000 Trancheable Redeemable Preference Shares;
(v)	50,000 Sterling Deferred Shares; and
(vi)	12,929,285,500 Non-Voting Deferred Shares; and
(g)	313,349,862 shares were issued fully paid up in cash as part of a rights issue at a price of €1.35 per Ordinary Share.

31 March 2005:

(a)	3,638,023 Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;
(b)	65,328,917 Trancheable Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;
(c)	2,177,700 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.164 per share; and
(d)	14,416,667 Convertible Preference Shares converted into 7,338,967 Ordinary Shares and 6,474,436,800 Non-Voting Deferred Shares on 31 March 2005, in accordance with their terms. Following the conversion the authorised share capital is divided into:
(i)	3,037,338,447 Ordinary Shares;
(ii)	5,000,000 Redeemable Preference Shares;
(iii)	158,583,333 Convertible Preference Shares;
(iv)	66,000,000 Trancheable Redeemable Preference Shares;
(v)	50,000 Sterling Deferred Shares; and
(vi)	6,474,488,800 Non-Voting Deferred Shares.

Rights attaching to the classes of shares

The rights attaching to the classes of shares are as follows:

(a)	Ordinary Shares

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

(b)	Sterling Deferred Shares

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

(c)	Non-Voting Deferred Shares

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

Share options and awards

eircom Group Executive Share Option Plan

Certain senior executives hold options to subscribe for 53,465 Ordinary Shares in the company at €1.164 per share under the eircom Group Executive Share Option Plan approved by the shareholders in September 2003. These options were required to be exercised by 24 March 2005 but some individuals were unable to exercise their options on or before this date. In the year ended 31 March 2006, all the remaining options have been exercised.

Movements in the number of share options outstanding and their related exercise prices are as follows:

	31 March 2005		31 March 2006
	Exercise price in € per share	Options	Exercise price in € per share	Options
At beginning of year	1.164	2,247,705	1.164	53,465
Exercised	1.164	(2,177,700)	1.164	(53,465)
Lapsed	1.164	(16,540)	—	—

At end of year	1.164	53,465	—	—

The related weighted average price at the time of exercise was €1.88 (2005: €1.50) per share.

eircom Group Employee Share Option Plan – Tranche 1

Certain executive directors and senior executives hold options to subscribe for Ordinary Shares in the company at €1.3575 per share under the eircom Group Employee Share Option Plan approved by the shareholders. The exercise of options will be determined by reference to a performance target measured over a three-year period to 31 March 2007 and, provided the performance targets are met, the options are exercisable from 22 June 2007 to 22 June 2014.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	31 March 2005		31 March 2006
	Average exercise price in € per share	Options	Average exercise price in € per share	Options
At beginning of year	—	—	1.50	8,349,453
Granted	1.50	8,402,442	—	—
Cancelled	—	—	1.50	(927,897)
Lapsed	1.50	(52,989)	—	—

	1.50	8,349,453	1.50	7,421,556
Rebased following rights issue	—	—	1.3575	779,264
Cancelled	—	—	1.3575	(153,240)
Exercised	—	—	1.3575	(25,933)

At end of year	1.50	8,349,453	1.3575	8,021,647

Out of the 8,021,647 outstanding share options (2005: 8,349,453 options), none were exercisable in the year ended 31 March 2006. The options which were exercised became exercisable under the “good leaver” provisions of the Plan and were approved by the Remuneration Committee.

eircom Group Employee Share Option Plan – Tranche 2

Certain executive directors and senior executives hold options to subscribe for Ordinary Shares in the company at €2.205 per share under the eircom Group Employee Share Option Plan approved by the shareholders. The exercise of these options will be determined by reference to a performance target measured over a three-year period to 31 March 2008 and, provided the performance targets are met, the options are exercisable from 7 October 2008 to 7 October 2015.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	31 March 2005		31 March 2006
	Average exercise price in € per share	Options	Average exercise price in € per share	Options
At beginning of year	—	—	—	—
Granted	—	—	2.205	6,041,509
Cancelled	—	—	2.205	(52,564)

At end of year	—	—	2.205	5,988,945

Out of the 5,988,945 outstanding share options (2005: nil options), none were exercisable in the year ended 31 March 2006.

eircom Group Key Executive Share Award Plan

During the year ended 31 March 2004, certain directors and senior management were awarded 1,472,198 free shares under the eircom Group Key Executive Share Award Plan. These shares were to vest in equal portions in March 2005 and March 2006. The portion to vest in March 2005 did not vest until the year ended 31 March 2006. The portion to vest in March 2006 did not vest and it is anticipated that these will vest during the year ended 31 March 2007.

Movements in the number of share awards outstanding are as follows:

	31 March 2005		31 March 2006
	Exercise price in € per share	Awards	Exercise price in € per share	Awards
At beginning of year	0.10	1,472,198	—	1,472,198
Exercised	—	—	—	(742,861)
Rebased following rights issue	—	—	—	83,893

At end of year	0.10	1,472,198	—	813,230

Out of the 813,230 outstanding share awards (2005: 1,472,198), nil awards (2005: 1,472,198) were exercisable in the year ended 31 March 2006. The related weighted average price at the time of exercise was €2.03 (2005: nil) per share.

Share options and awards outstanding at the end of the year have the following expiry date and exercise prices:

Year of grant	Exercise price in € per share	Exercise period	31 March 2005	31 March 2006
31 March 2004 – Share options	1.164	2004 – 2005	53,465	—
31 March 2004 – Share awards	0.10	2005 – 2006	1,472,198	813,230
31 March 2005 – Share options	1.3575 (1.50 prior to rights issue)	2007 – 2014	8,349,453	8,021,647
31 March 2006 – Share options	2.205	2008 – 2015	—	5,988,945

			9,875,116	14,823,822

The fair value of options granted during the period, determined using the Black-Scholes valuation model, was €1.37 million (2005: €0.85 million). The significant inputs into the model were share price of €2.205 (2005: €1.50) at the grant date which equalled the exercise price, standard deviation of expected share price returns of 23% (2005: 19%), dividend yield of 6.18% (2005: 7.33%), option life disclosed above, and annual risk-free interest rate of 3.385% (2005: 4.5%). The volatility, measured at the standard deviation of expected share price returns, is based on statistical analysis of daily share prices over the past two years.

34. Reserves

	Equity share capital €’m	Other equity share capital €’m	Share premium account €’m	Capital redemption reserve €’m	Group merger reserve €’m	Other reserves €’m	Cash flow hedging reserve €’m	Retained loss €’m	Total equity €’m
Balance at 1 April 2004	74	122	247	33	180	-	-	(237)	419

Profit for the year	—	—	—	—	—	—	—	79	79
Share option scheme	—	—	—	—	—	—	—	1	1
Dividends relating to preference shareholders	—	—	—	—	—	—	—	(21)	(21)
Dividends relating to ordinary shareholders	—	—	—	—	—	—	—	(37)	(37)
Issue of share capital	—	—	2	—	—	—	—	—	2
Expenses payable in respect of shares issued (credit)	—	—	1	—	—	—	—	—	1
Conversion of convertible preference shares	1	(1)	—	—	—	—	—	—	—
Transfer to capital redemption reserve on redemption of shares	—	—	—	2	—	—	—	(2)	—
Redemption of preference shares	—	(35)	(32)	—	—	—	—	(2)	(69)

Balance at 31 March 2005	75	86	218	35	180	—	—	(219)	375

Effect of adoption of IAS 32 & IAS 39	6	(86)	—	—	(80)	—	(25)	—	(185)

Balance at 1 April 2005	81	—	218	35	100	—	(25)	(219)	190

Cash flow hedges, net of tax	—	—	—	—	—	—	7	—	7
Currency translation differences	—	—	—	—	—	—	—	1	1
Profit for the year	—	—	—	—	—	—	—	82	82
Share option scheme	—	—	—	—	—	—	—	2	2
Dividends relating to ordinary shareholders	—	—	—	—	—	—	—	(99)	(99)
Conversion of convertible preference shares	7	—	—	—	—	7	—	—	14
Rights issue	32	—	—	—	—	372	—	—	404
Expenses payable in respect of rights issue	—	—	(10)	—	—	—	—	—	(10)
Redemption of preference shares	—	—	—	—	—	1	—	(1)	—

Balance at 31 March 2006	120	—	208	35	100	380	(18)	(234)	591

35. Profit of holding company

In accordance with section 230 of the Companies Act 1985, the company is availing of the exemption from presenting its individual income statement to the Annual General Meeting and from filing it with the Registrar of Companies. The company’s loss for the financial year determined in accordance with IFRS is €16 million (2005: profit of €261million).

36. Cash generated from operations

(a) Cash generated from operations

	31 March 2005 €’m	31 March 2006 €’m
Profit after taxation	79	82
Addback:
Income tax expense	9	30
Finance costs-net	126	123
Share of profit of associates	(1)	(1)

Operating profit	213	234
Adjustments for:
- Profit on disposal of property and investments	—	(52)
- Depreciation, impairment and amortisation	316	333
- Non cash retirement benefit charge	15	56
- Non cash share option charges	1	2
- Non cash restructuring programme costs	19	20
- Non cash credits	(4)	(2)
- Share of associate profits	—	(2)
Cash flows relating to fundamental restructuring, business exits and other provisions	(50)	(29)
Changes in working capital
- Inventories	(1)	(2)
- Trade and other receivables	14	(4)
- Trade, other payables and other provisions	1	21

Cash generated from operations	524	575

(b)	In the cash flow statement, proceeds from sale of property, plant and equipment (PPE) and investments comprise:

	31 March 2005 €’m	31 March 2006 €’m
Profit on disposal of property and investments	—	52
Net book amount (Note 18)	3	11

Proceeds from sale of PPE and investments	3	63

37. Post Balance Sheet Events

Offer Update

On 23 May 2006 the Independent Directors of eircom Group plc and the Board of Directors of BCM Ireland Holdings Limited (“BCMIH”) announced that they had reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued Ordinary Share Capital of eircom Group plc not already owned by BCMIH. The Offer is to be effected by means of a Scheme of Arrangement under Section 425 of the Companies Act. A Preference Share alternative will also be made available to all Ordinary Shareholders (other than Restricted Overseas Persons).

Under the terms of the Cash Offer, eircom Group plc Ordinary Shareholders (other than BCMIH) will be entitled to receive €2.20 in cash for each eircom Group plc Ordinary Share held.

Share options

In the event of a change of control all of the outstanding options, in the Ordinary Shares of the Company, at the date of the change of control will vest subject to the approval of the Remuneration Committee.

eircom Group Key Executive Share Award Plan

In May 2006 412,772 shares under this plan were exercised.

Allegations of hearing impairment

In June 2006 the group received a letter before action in relation to potential hearing impairment claims by 52 current and former employees. The group has denied liability and awaits further details of the alleged injuries.

Dividend

On 14 May 2006 the Board declared a second interim dividend in respect of the financial year ended 31 March 2006 of €0.052 per Ordinary Share payable on 26 June 2006 to all ordinary shareholders on the register of members as at 26 May 2006. The second interim dividend is in substitution for a final dividend in respect of the financial year to 31 March 2006 and no final dividend will be proposed at the Annual General Meeting.

38. Principal Subsidiary and Associated Undertakings

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2006	Business	Registered Office and Country of Incorporation
Valentia Telecommunications (an unlimited public company)	100%	Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Funding (an unlimited public company)	100%	Financing Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen’s Green West, Dublin 2, Ireland.

Meteor Mobile Communications Limited	100%	Provision of mobile telecommunications and related services	4030 Kingswood Avenue, Citywest Business Park, Naas Road, Dublin 24, Ireland.

Irish Telecommunications Investments Limited	100%	Telecommunications Financing and Treasury Management	114 St. Stephen’s Green West, Dublin 2, Ireland.

Osprey Property Limited	100%	Property Development Company	Leitrim House, Upper Stephen’s Street, Dublin 8, Ireland.

Eirtrade Services Limited	100%	Provision of Electronic Trading Services	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Phonewatch Limited	100%	Installation, Monitoring and Maintenance of Residential Security Systems	114 St. Stephen’s Green West, Dublin 2, Ireland.

Indigo Services Limited	100%	Provision of Internet Services	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom UK Limited	100%	Provision of Telecommunications and Related Services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, UK.

Lan Communications Limited	100%	Systems Integrator	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Investments BV	100%	Investment Holding Company	Strawinskylaan 3105 7HG 1077 ZX, Amsterdam, The Netherlands.

Eircable Limited	100%	Investment Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Holdings Limited	100%	Investment Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom (Infonet Ireland) Limited	100%	Provision of Global Data Services	114 St. Stephen’s Green West, Dublin 2, Ireland.

GoFree Limited	100%	Property Investment Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

Associated undertakings	Interest in Ordinary Shares at 31 March 2006	Business	Registered Office and Country of Incorporation

Altion Limited	33%	Telecommunications Software Solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.

Buy4Now Limited	22%	E-commerce Software Developer	9 The Mall, Beacon Court, Bracken Road, Sandyford Industrial Estate, Dublin 18, Ireland.

39. Employees

The average number of persons employed by the group during the year was as follows:-

	31 March 2005	31 March 2006
Fixed line
Operations/Technical	4,966	4,827
Sales/Customer Support	2,128	1,917
Administration	501	505

Total	7,595	7,249

Mobile
Operations/Technical	—	65
Sales/Customer Support	—	71
Administration	—	30

Total	—	166

Total fixed line and mobile	7,595	7,415

The total number of persons employed by the group at 31 March 2006 and 31 March 2005 was as follows:-

	31 March 2005	31 March 2006
Fixed line
Operations/Technical	4,816	4,740
Sales/Customer Support	1,963	1,860
Administration	496	509

Total	7,275	7,109

Mobile
Operations/Technical	—	206
Sales/Customer Support	—	228
Administration	—	96

Total	—	530

Total fixed line and mobile	7,275	7,639

40. Pensions

(a) The group's pension commitments are funded through separately administered Superannuation Schemes and are principally of a defined benefit nature.

The total group pension charge is split between the schemes as follows:

	31 March 2005	31 March 2006
	€’m	€’m
Defined Benefit Schemes (the principal scheme)	37	82
Defined Contribution Schemes	3	5

Total	40	87

In respect of the principal scheme, the actual contributions represent a rate of 10.0% (2005: 8.2%) of pensionable emoluments, as advised by the group's Actuaries.

The last Actuarial Valuation of the principal scheme was carried out, using the attained age method, as at 31 March 2005 by Mercer Human Resource Consulting who are actuaries to the Scheme but are neither officers nor employees of the group.

The actuarial method used involved determining an appropriate future group contribution rate designed to fund the projected liabilities of the Scheme related to service subsequent to 1 January 1984 (see 40 (b)) over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial valuation was that the Scheme's investments will earn a real rate of investment return, over and above salary inflation and pension increases, between 2.5% and 2.75% per annum. At the date of the last actuarial valuation, the market value of the pension scheme assets was €2,190 million and the actuarial valuation of the assets attributable to the pension fund was sufficient to meet more than 100% of the value of the scheme's accrued liabilities making due allowance for future increases in salaries and pensions. The actuarial report is available for inspection by the members of the scheme at 114 St. Stephen’s Green West, Dublin 2. The actuarial report is not available for public inspection.

Mercer Human Resources Consulting also perform all annual valuations required under IAS 19.

The Group has applied the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Pension scheme obligation

The status of the principal scheme is as follows:

	31 March 2005	31 March 2006
	€’m	€’m
Present value of funded obligations	(2,773)	(2,919)
Fair value of scheme assets	2,190	2,760

Benefit obligation in excess of scheme assets	(583)	(159)
Unrecognised actuarial losses	773	293

Asset recognised in the Balance Sheet	190	134

	31 March 2005	31 March 2006
	€’m	€’m
Movement in the asset recognised in the Balance Sheet
At beginning of year	205	190
Net expense recognised in Income Statement	(37)	(82)
Actual contributions	22	26

At end of year	190	134

The components of the amounts recognised in the income statement are as follows:

	31 March 2005	31 March 2006
	€’m	€’m
Current service cost	50	60
Charged to restructuring programme costs in prior year	(7)	—
Interest on obligation	109	131
Expected return on scheme assets	(129)	(142)
Net actuarial losses recognised in the year	14	33

Total included in income statement	37	82

Actual return on scheme assets	201	572

At 31 March 2005 and 31 March 2006, unrecognised actuarial losses exceeded the present value of the defined benefit obligation by more than 10%. From 31 March 2006 the excess amount of €1 million (2005: €496 million) will be recognised as a pension expense over the expected average remaining working lives of the employees. The average remaining service life per employees is 13 years (2005: 15 years). The expected contribution levels for the year ended 31 March 2007 are €27 million and the expected charge in the income statement is €19 million.

Pension scheme assets

The fair value of scheme assets as at 31 March 2006 was €2,760 million (2005: €2,190 million).

The table below presents a breakdown of the various types of investment in which the pension assets are invested:

	31 March 2005		31 March 2006
	€’m	%	€’m	%
Equities	1,493	68%	2,040	74%
Bonds	234	11%	141	5%
Property	377	17%	567	21%
Cash	86	4%	12	—

Total pension assets	2,190	100%	2,760	100%

At 31 March 2006 pension scheme assets include eircom Group plc shares with a fair value of €1 million (2005: €2 million).

Assumptions of actuarial calculations

The main financial assumptions used in the valuations were:

	At 31 March 2005	At 31 March 2006
Rate of increase in salaries	3.50%	3.50%
Rate of increase in pensions in payment	3.50%	3.50%
Discount rate	4.75%	4.75%
Expected return on scheme assets	6.50%	6.50%
Inflation assumption	2.25%	2.25%

Mortality assumptions – Pensions in payment—Implied life expectancy for 65 year old male	84 years	84 years
Mortality assumptions – Pensions in payment—Implied life expectancy for 65 year old female	87 years	87 years
Mortality assumptions – Future retirements—Implied life expectancy for 65 year old male	85 years	85 years
Mortality assumptions – Future retirements—Implied life expectancy for 65 year old female	88 years	88 years

Reduction in net liabilities at the balance sheet date assuming an increase in the discount rate applied of 0.25%	€144 million	€149 million
Reduction in net liabilities at the balance sheet date assuming a decrease in the salary and pension growth applied of 0.25%	€144 million	€149 million

The expected rate of return on scheme assets were:

	Long-term rate of return expected at 31 March 2005	Long-term rate of return expected at 31 March 2006
Equities	7.25%	7.50%
Bonds	3.75%	3.50%
Cash	3.00%	3.00%
Property	5.00%	6.25%

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

41. Operating Lease Commitments

At 31 March 2006 the group had annual commitments in respect of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years. The analysis of the group’s annual commitments is as follows:-

	2005		2006
	Property	Vehicles, plant and equipment	Property	Vehicles, plant and equipment
	€’m	€’m	€’m	€’m
Annual commitments under non-cancellable operating lease expiring:
Within one year	—	1	1	1
Within two to five years	—	3	9	3
After five years	20	—	22	—

	20	4	32	4

The total contracted payments due on operating leases are as follows:

2006
€’m
Payable
Within one year	36
Between two and three years	55
Between four and five years	42
Over five years	162

295

42. Contingent Liabilities

Allegations of anti-competitive practices

On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report, including management comments, and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against us seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. We submitted our defence on 26 January 2004. We intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars, the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs’ alleged budgeted growth (€25 million) and loss of revenue on the plaintiffs’ pricing (€5 million). The particulars also include further unquantified damages. The plenary summons and statement of claim of Ocean Communications Ltd and ESAT Communications Ltd were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights. Even if the plaintiffs could establish a liability on our part under each of these headings, we do not believe that these figures represent damages which would be properly recoverable from us.

Claims by Smart Telecom

On 8 June 2005, Smart Telecom instituted proceedings against eircom in the Irish High Court, challenging the validity of a notice of termination issued by eircom to Smart Telecom terminating the interconnection agreement between the parties, and alleging that the notice of termination is an abuse by eircom of its dominant position in the telecommunications market. Smart Telecom further alleges that eircom is abusing its dominant position by refusing to provide network access in the form of LLU to Smart Telecom in the manner required by Smart Telecom. Smart Telecom is seeking relief in the form of declarations that the notice of termination is invalid and an abuse of dominance, that eircom is abusing its dominance by failing to meet Smart Telecom’s LLU requirements and unspecified damages, including exemplary damages, for breach of contract and violation of the Competition Act 2002 and the EC Treaty.

An interlocutory injunction application by Smart Telecom was listed before the High Court on 19 October 2005, but the parties reached a settlement in respect of the interlocutory issues concerned. eircom delivered its defence in the proceedings on 23 December 2005.

eircom’s directors believe that the notice of termination was validly issued in accordance with the interconnection agreement, and that eircom provides access to its network fully in accordance with its obligations, and intends to defend the proceedings vigorously. Smart Telecom submitted general particulars of their damages claim under the headings wasted expenditure (€1.6 million), delayed sales/lost customers (€3.8 million per annum), and capitalisation of losses (€41.7 million per annum). Even if Smart Telecom could establish liability on eircom’s part under each of these headings, eircom’s directors do not believe that these figures represent damages that would be properly recoverable from eircom.

Demerger of our previous mobile communications business

In connection with the demerger of Eircell in May 2001 and its subsequent acquisition by Vodafone Group, we indemnified Eircell and Vodafone Group against various matters, including for breaches of warranties given by us pursuant to our agreements with them. Notice of any breach of these warranties was required to be given by May 2003, except for taxation warranties, which, in most cases, must be given by the sixth anniversary of completion of the demerger. No notices of breach have been received to date. Our liability for a breach of the warranties is limited to €500 million (with certain exceptions, e.g., with respect to stamp and capital duty taxes or fraudulent actions), subject to deductibles and other limitations set forth in our agreement with them. We also agreed to indemnify Eircell and Vodafone Group for various costs and liabilities.

Allegations of hearing impairment

In June 2006 the group received a letter before action in relation to potential hearing impairment claims by 52 current and former employees. The group has denied liability and awaits further details of the alleged injuries.

Other

We gave customary corporate and tax warranties to Promedia GCV in connection with our exit from Golden Pages. The liability period for non-tax warranties has expired. Our liability under the tax indemnity and undertaking is generally capped at €10 million, and notice of any breach must be given by 23 May 2009.

We gave customary tax warranties and indemnities to NTL Communications Corporation in connection with the disposal of our shareholding in Cablelink Limited. The liability period for non-tax warranties has expired. Notice of any breach in respect of tax warranties must be given by 9 July 2006, and our liability is capped at approximately €500 million.

Other than disclosed above, a number of other lawsuits, claims and disputes with third parties including regulatory authorities have arisen in the normal course of business. While any litigation has an element of uncertainty, the directors believe that there were no contingent liabilities which would have a material adverse effect on the group’s financial position.

In the normal course of business, we have entered into contracts involving the exchange or purchase and sale of foreign currencies and various performance bonds. No material losses are expected in respect of these transactions other than losses for which provision has been made in the financial statements.

43. Guarantees

Senior Credit Facility

The Senior Credit Facility consists of a €1.330 billion credit facility which has the benefit of guarantees of all amounts payable by a borrower under the terms of the Senior Credit Facility. The Senior Credit Facility and its related guarantee are secured, amongst other things, by a charge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom Limited. Valentia Telecommunications is the borrower of the €1.180 billion term loan facility and eircom Limited is a borrower under the €150 million revolving credit facility, which is currently undrawn.

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

44. Commitments

Preference Shares

The holders of certain preference shares have the right to require the company to redeem such shares at the redemption price and dates as set out in Note 27 to the financial statements.

Capital Commitments

Capital commitments of the group which have been contracted for were €108 million at 31 March 2006 (2005: €33 million). These amounts have been approved by the Board.

45. Related party transactions

eircom Group plc is the ultimate parent company and controlling party of Valentia Telecommunications and its subsidiaries. The principal subsidiary and associated undertakings are disclosed in note 38.

The following transactions were carried out with related parties:

a) Key management compensation

	31 March 2005 €’m	31 March 2006 €’m
Salaries and other short-term employee benefits	4.6	5.5
Post-employment benefits	0.6	0.6
Share-based payments	—	—

	5.2	6.1

b) Purchase of goods and services

During the financial year ended 31 March 2006 eircom paid €0.7 million (2005: €0.5 million) on behalf of the ESOT for the administrative expenses incurred in its capacity as trustee of the ESOT and the APSS. All of these costs were expensed to the income statement.

During the financial year ended 31 March 2006 eircom paid €0.8 million, on normal commercial terms, (2005: €Nil) to Adventis Corporation for strategic advice in relation to Meteor. All of these costs were expensed to the income statement. Mr Delepine is a senior fellow working with Adventis and a member of the Adventis board of advisors.

46. Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2006 or later periods but which the group has not early adopted, as follows:

IAS 19 (Amendment), Employee Benefits (effective for annual periods beginning from 1 January 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the financial statements. The group will apply this amendment in the financial year ended 31 March 2007.

IAS 21 (Amendment), Net investment in a foreign operation (effective for annual periods beginning from 1 January 2006). This amendment amends the treatment of the recognition of exchange differences and the net investment in a foreign operation. Management considered this amendment to IAS 21 and concluded that it is not relevant to the group.

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective for annual periods beginning from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the group’s operations, as the group does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 31 March 2006 and 31 March 2005.

IAS 39 (Amendment), The Fair Value Option (effective for annual periods beginning from 1 January 2006). This amendment changes the definition of financial instruments classified at fair value through income statement and restricts the ability to designate financial instruments as part of this category. The group believes that this amendment should not have a significant impact on the classification of financial instruments, as the group should be able to comply with the amended criteria for the designation of financial instruments at fair value through income statement. The group will apply this amendment in the financial year ended 31 March 2007.

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective for annual periods beginning from 1 January 2006). These amendments are not relevant to the group’s operations, as the group does not carry out exploration for and evaluation of mineral resources.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective for annual periods beginning from 1 January 2006). IFRS 6 is not relevant to the group’s operations, as the group does not carry out exploration for and evaluation of mineral resources.

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective for annual periods beginning from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions,

and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The group will apply IFRS 7 and the amendment to IAS 1 in the financial year ended 31 March 2008.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective for annual periods beginning from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the group’s operations.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective for annual periods beginning from 1 January 2006). IFRIC 5 is not relevant to the group’s operations.

IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective for annual periods beginning from 1 December 2005). IFRIC 6 will not have a material impact on the group’s operations. The group will apply IFRIC 6 in the financial year ended 31 March 2007.

IFRIC 7, Applying the restatement approach under IAS 29 Financial Reporting in hyperinflationary economies (effective for annual periods beginning 1 March 2006). IFRIC 7 is not relevant to the group’s operations.

IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning 1 May 2006). IFRIC 8 will not have a material impact on the group’s operations. The group will apply IFRIC 8 in the financial year ended 31 March 2008.

IFRIC 9, Re-assessment of embedded derivatives (effective for annual periods beginning 1 June 2006). IFRIC 9 will not have a material impact on the group’s operations. The group will apply IFRIC 9 in the financial year ended 31 March 2008.

47. Reconciliation to United States Generally Accepted Accounting Principles

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”), which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). These differences are described below together, where appropriate, with an explanation of the method used to determine the adjustments to net profit attributable to ordinary shareholders for the financial years ended 31 March 2005 and 31 March 2006, and shareholder’s equity as at 31 March 2005 and 31 March 2006.

The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net profit attributable to ordinary shareholders amount and the shareholders’ equity amount under IFRS to the amounts which would have been reported had U.S. GAAP been applied.

	Notes		Financial Year Ended 31 March 2005 €’m	Financial Year Ended 31 March 2006 €’m
Reconciliation of net profit:

Net profit attributable to Group Shareholders under IFRS			79	82
U.S. GAAP adjustments:
Intangible Assets	(a	)	(11)	(11)
Revaluations	(b	)	4	9
Provisions for restructuring and transformation costs	(c	)	(8)	—
Debt issue costs	(d	)	(1)	(1)
Pension costs	(e	)	4	(2)
Derivative financial instruments	(f	)	(19)	7
Impairment of long-lived assets	(g	)	—	(1)
Share options	(h	)	(1)	—
Onerous contracts	(i	)	—	10
Net Deferred taxes on U.S. GAAP adjustments	(j	)	—	(9)

Net profit under U.S. GAAP			47	84
Dividends on Preference Shares	(k	)	(21)	—

Net profit under U.S. GAAP attributable to ordinary shareholders			26	84

Operating profit			199	239

	Financial Year Ended 31 March 2005 €		Financial Year Ended 31 March 2006 €
Total basic earnings per share	0.03		0.09

Total diluted earnings per share	0.03		0.08

Weighted average number of shares outstanding under U.S GAAP:
Basic	820,969,597		985,496,483
Diluted	823,860,444	(1)	988,701,014	(2)

(1)	Diluted earnings per share does not take into account 158,583,333 Convertible Preference Shares (78,119,868 ordinary shares when converted into ordinary shares at the price per ordinary share on 31 March 2005 (86,322,454 after rebasing for rights issue)) since these would be anti-dilutive. Diluted earnings per share includes 2,890,847 options and awards over ordinary shares which have not yet been exercised.
(2)	Diluted earnings per share does not take into account 144,166,666 Convertible Preference Shares (67,683,881 ordinary shares when converted into ordinary shares at the price per ordinary share on 31 March 2006) since these would be anti-dilutive. Diluted earnings per share includes 3,204,531 options and awards over ordinary shares which have not yet been exercised.

	Notes		As at 31 March 2005 (as restated(1)) €’m	As at 31 March 2006 €’m
Reconciliation of shareholders’ equity:
Shareholders’ equity under IFRS			375	591
U.S. GAAP adjustments:
Goodwill	(a	)	(177)	(177)
Intangible assets	(a	)	150	139
Revaluations	(b	)	(103)	(94)
Debt issue costs	(d	)	1	—
Pension costs	(e	)	(47)	(49)
Derivative financial instruments	(f	)	(25)	—
Impairment of long-lived assets	(g	)	62	61
Onerous contracts	(i	)	—	10
Deferred taxes on U.S. GAAP adjustments	(j	)	51	42
Redeemable preference shares	(k	)	(160)	—

Shareholders’ equity under U.S. GAAP (as restated(1))			127	523

(1)	In 2006, the Group has restated its treatment of proposed dividends of €45 million, in that a dividend was recorded under U.S. GAAP in advance of it being declared. Equity has been restated year on year to account for the dividend on an as declared basis. This had no profit impact.

(a)	Purchase Accounting Adjustments

Goodwill and Intangible Assets

On 2 November 2001, eircom Limited was acquired by Valentia Telecommunications. Under UK GAAP, the consideration paid for a business was assigned first to the separable tangible assets acquired and liabilities assumed on the basis of their fair values at the acquisition date. Any excess of consideration over the fair value of the net tangible assets acquired was allocated to goodwill and was being amortised over 20 years.

Under IFRS first-time adoption rules, the group is not required to revise UK GAAP fair value adjustments prior to 1 April 2004. Thus, the group has opted not to apply IFRS 3 “Business combinations” retrospectively to business combinations prior to the date of transition to IFRS, 1 April 2004. As no adjustments were required in respect of the carrying amount of goodwill in the UK GAAP balance sheet as at 1 April 2004, it has accordingly been carried forward without adjustment. Goodwill arising on acquisitions prior to 1 April 2004 is not amortised from the transition date.

Under U.S. GAAP, SFAS No. 141 “Business Combinations” applies, which addresses the accounting and reporting for all business combinations initiated after 30 June 2001. SFAS No. 141 requires that the cost of an investment is assigned to assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In addition, SFAS No. 141 requires that an intangible asset must be separately identified and recognised apart from goodwill, and disclosed accordingly. An intangible asset should be recognised apart from goodwill if it arises from contractual or other legal rights, or if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed or exchanged. For U.S. GAAP purposes, the fair values have been assigned to certain intangible assets as shown in the table below.

Effective 1 April 2002, under U.S. GAAP, the Group adopted SFAS No. 142, which established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition as well as how they are to be accounted for after they have been initially recognised in the financial statements. As a result of the adoption of this standard, the Group does not amortise goodwill, rather, it is tested for impairment on an annual basis based on a fair value approach. Additionally under SFAS No. 142, since the acquisition of the Group by Valentia Telecommunications was after 30 June 2001, goodwill has not been amortised for periods after

2 November 2001 (the acquisition date). Upon adoption of this standard, the Group completed a transitional impairment test for its goodwill and intangible assets and determined that there were no impairments to be recorded. The Group also completed its annual impairment test for its goodwill and indefinite-lived intangible assets as at 31 March 2005 and 31 March 2006 and determined that there was no impairment to be recorded.

The following table represents the allocation of the purchase price to net assets acquired in accordance with U.S. GAAP:

				€’m
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

The original reconciling item between goodwill arising under UK GAAP and U.S. GAAP of €269 million has reduced to €177 million as at 31 March 2006 and 31 March 2005 due to the amortisation of goodwill under UK GAAP from the date of acquisition to the date of transition to IFRS, 1 April 2004. Goodwill is no longer amortised since 1 April 2004, the date of transition to IFRS.

(i)	The intangible regulatory asset was amortised over 1 year and the customer base is being amortised over 10 years. The trademark has an indefinite life and is not being amortised. The €11 million reconciling item between IFRS and U.S. GAAP in the financial years ended 31 March 2005 and 31 March 2006 relates to the amortisation of the customer base intangible asset over 10 years under U.S. GAAP whereas it is not separately identified and amortised under IFRS.

(ii)	Under U.S. GAAP, the Group recognised an asset for the unallocated net assets of the ESOT Trust. Under UK GAAP the Trust asset was not recognised. All of the net assets of the ESOT Trust have now been allocated.

(iii)	Under UK GAAP, pensions were valued on an actuarial basis at the date of acquisition. Under U.S. GAAP, the projected benefit obligation and the fair value of plan assets were remeasured at the date of acquisition and the resulting net prepaid pension asset was recorded.

(iv)	Under UK GAAP, at the date of acquisition, the Group had recorded provisions for certain voluntary redundancy schemes and other transformation costs based on the fact that a legal or constructive obligation exists and the amount could be reasonably estimated. Under U.S. GAAP, this liability would not be recognised at the date of acquisition since they would not be recognised under either SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“SFAS No. 88”) or EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”).

(v)	Under UK GAAP, the Group recorded a liability for its obligations related to the service portion of IRU contracts to purchase and sell capacity. Under U.S. GAAP, since the entire IRU contract has been accounted for as a service contract, the Group has recorded a liability based on the estimated fair value of the Group's legal obligation associated with the entire contract.

(vi)	Under UK GAAP, deferred taxes were not provided in respect of fair value adjustments made to record the Group's basis in the assets acquired. Under U.S. GAAP, deferred taxes related to fair value adjustments must be provided.

(b)	Revaluations

The Group's consolidated financial statements are prepared in accordance with the historical cost convention except that property was periodically restated on the basis of appraised values until adoption of IFRS on 1 April 2004. On adoption of IFRS the group fair valued properties at the transition date.

Depreciation is computed on the revalued amounts. Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Under U.S. GAAP, depreciation charges would have been €4 million and €3 million lower, for the financial years ended 31 March 2005 and 31 March 2006 respectively, since the assets would have had a lower depreciable base. In addition profit on disposal of property and investments would have been €nil and €6 million higher under U.S. GAAP for the financial years ended 31 March 2005 and 2006 respectively since the assets would have had a lower book value base. Adjustment of the amounts reported under IFRS for property to the amounts reportable under U.S. GAAP would result in a reduction of the book value of tangible fixed assets by €103 million and €94 million as at 31 March 2005 and 31 March 2006 respectively.

(c) Provisions for Restructuring and Transformation Costs

Under IFRS, the Group had recorded provisions for fundamental restructuring and certain voluntary redundancy schemes in respect of staff restructuring and other aspects of its business transformation, which are in the course of implementation, when a legal or constructive obligation exists, and the amount could be reasonably estimated.

Under U.S. GAAP, costs related to voluntary early retirement and severance schemes are accounted for in accordance with SFAS No. 88. Generally the timing of expense recognition differs between IFRS and U.S. GAAP because, under IFRS, a constructive obligation is deemed to exist when the Group agrees to accept and discharge responsibility under the terms of voluntary early retirement and severance schemes with the employees and their unions. U.S. GAAP requires that the individual employees have accepted the offer to retire or to participate in severance programs before the expense is recognised.

The following table reconciles the movement in the staff restructuring provisions as presented under IFRS to the amounts presented under U.S. GAAP:

	Staff Restructuring Provision Under IFRS €’m	Adjustment €’m	Staff Restructuring Provision Under U.S. GAAP €’m
As at 31 March 2004	8	(8)	—
Utilised	(7)	—	(7)
Transfer	(1)	—	(1)
Charged to the consolidated income statement	—	8	8

As at 31 March 2005	—	—	—

Utilised	—	—	—

As at 31 March 2006	—	—	—

(d) Debt Issue Costs

Under IFRS, debt issuance costs associated with Debt are required to be amortised up to the earliest date on which the repayment option can be exercised unless there is no genuine possibility that the option will be exercised. Under U.S. GAAP, debt issuance costs are amortised to income based on the contractual life of the loan using the effective interest method. The adjustment of €1 million for the years ending 31 March 2005 and 31 March 2006 relate to differences in the timing of amortisation arising under IFRS and U.S. GAAP.

(e) Pension Costs

Under IFRS, pension costs are determined in accordance with International Accounting Standard 19 “Employee Benefits” (“IAS 19”). The Group has elected to use the corridor approach which leaves some actuarial gains and loses unrecognised as permitted by IAS 19. The corridor approach has been applied retrospectively. Hence, the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87, “Employers Accounting for Pensions”, (“SFAS No. 87”) and SFAS No. 88.

Differences between the amounts under IFRS and U.S. GAAP arise from the requirement to use different actuarial methods and assumptions and the method of amortising surpluses or deficits.

(f) Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). This Statement became effective for the Group on 1 April 2001 and establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all free-standing and many embedded derivatives on the balance sheet at their fair value, regardless of any hedging relationship designation. Derivative instruments must be classified as hedging transactions (either fair-value hedges, cash flow hedges or net investment hedges in a foreign operation) or non-hedging transactions, and the accounting treatment of derivative instruments and hedged items depends on this classification. Changes in the fair value of derivative instruments that do not qualify for, or are not designated in, hedging relationships are recognised immediately in current period earnings when they occur.

The Group elected not to designate any of its derivative financial instruments in hedging relationships as defined by SFAS No. 133. Accordingly, for U.S. GAAP purposes the Group recognises changes in the fair value of derivative financial instruments through current earnings.

Under IFRS, International Accounting Standard 32 “Financial Instruments: Disclosure and Presentation” (“IAS 32”) and International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) address the accounting for, and financial reporting of, financial instruments. IAS 39 requires derivatives to be recognised at fair value.

Accounting for the changes in fair value of the derivative depends on the intended usage of the derivative and the resultant designation of the relevant financial instrument. The group is applying these standards as and from 1 April 2005 and hence the comparatives will not reflect the changes made. The interest rate and foreign exchange derivatives are accounted for at fair value with a corresponding adjustment to the cash flow hedging reserve, as the derivatives held qualify for hedge accounting under IFRS. Prior to 1 April 2005, the group did not recognise derivatives under IFRS.

(g) Impairment of Long-Lived Assets

Under IFRS, the Group had recognised impairments for certain assets based on results of impairment testing including a review of discounted future cash flows where appropriate. Under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), an asset is considered to be impaired when its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The undiscounted cash flows include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset.

Under IFRS, the Group also recognised impairment losses arising on land and buildings where the valuation of a fixed asset is below the carrying value of the fixed asset. To the extent that the valuation amount of the fixed assets are below the historical cost, the impairment charge is recognised in the income statement account under IFRS.

During the financial years ended 31 March 2005 and 31 March 2006 the Group recognised no impairment charges in respect of land & buildings where the revalued amount was below the historical cost of the relevant fixed assets hence there was no impairment expense recognised under IFRS which needed to be added back to net income for U.S. GAAP purposes.

Of the previously impaired assets which were reversed under U.S. GAAP, the Group recognised €1 million of depreciation under U.S. GAAP in the year ended 31 March 2006.

(h) Share Options

Under UK GAAP and IFRS, the Group had recognised compensation expense for share awards under the Key Executive Share Award Plan in full at the date of grant based on the full fair value of the share award.

Under U.S. GAAP, compensation expense for awards under the Key Executive Share Award Plan for the fair value of the share award on the date of grant is recognised over the two-year vesting period.

(i) Onerous contracts

Under IFRS, the group provides for onerous contracts where the unavoidable costs of meeting the obligations of the contract exceed the economic benefits expected to be received under it. The group have provisions relating to leasehold properties which it is committed to vacate or which are already vacant.

Under U.S. GAAP, SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) a provision for onerous contracts for leasehold properties can only be made at the cease-use date.

As at 31 March 2006 the group has €10 million (2005: €nil) of onerous contracts relating to leasehold properties which do not qualify for recognition as a liability under U.S. GAAP.

(j) Deferred Taxes

Under IFRS, deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Under U.S. GAAP, SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”) requires that deferred taxation liabilities and assets are recorded in full for all temporary differences between book income and tax income and a valuation allowance is established to reduce deferred tax assets to the amounts which are more likely than not to be recognised in future tax returns. For the purposes of the reconciliation, the principles of SFAS No. 109 have been applied.

Details of U.S. GAAP deferred tax assets and liabilities are set out in note 48(b).

(k) Preference Shares

Under U.S. GAAP, the Redeemable Preference Shares, the Convertible Preference Shares and the Trancheable Redeemable Preference Shares are considered mandatorily redeemable since the conditions for redemption are not solely within the control of the Group. Under U.S. GAAP, mandatorily redeemable securities are initially recorded at their fair value and subsequently accreted to their redemption value, such that the carrying value is equivalent to the redemption value on the date the option to redeem is exercisable. The Redeemable Preference Shares and the Trancheable Redeemable Preference Shares are redeemable at the option of the holder once they have been appropriated to the beneficiaries of the ESOT (see note 27). The Convertible Preference Shares are first redeemable at the option of the holder from November 2013. All preference shares are redeemable at their deemed subscription prices plus cumulative unpaid dividends and interest. Therefore, the initial fair value of the preference shares approximates their redemption value.

In accordance with U.S. GAAP, the Redeemable Preference Shares and the Trancheable Redeemable Preference Shares are recorded initially at their fair value and classified as liabilities. For the financial year ended 31 March 2005, dividends accrued on these shares are recorded as interest expense. The Convertible Preference Shares are recorded initially at their fair value and classified outside of permanent shareholders equity as temporary equity.

During the financial year ended 31 March 2005, 3,638,023 Redeemable Preference Shares and 65,328,917 Trancheable Redeemable Preference Shares were redeemed in accordance with their terms. During the financial year ended 31 March 2006, 454,709 Redeemable Preference Shares and 435,843 Trancheable Redeemable Preference Shares were redeemed in accordance with their terms.

The following table presents the Redemption Value of the classes of mandatorily Redeemable Preference Shares at 31 March 2005:

31 March 2005 €’m
Convertible Preference Shares	159
Trancheable Redeemable Preference Shares	1

160

Prior to the adoption of IAS 32, the Convertible Preference Shares, the Trancheable Redeemable Preference Shares and the Redeemable Preference Shares were treated as shareholders' equity and dividends relating to these preference shares were included as dividends paid.

On adoption of IAS 32 as at 1 April 2005, the group has uplifted the preference shares to fair value and reclassified these amounts on the balance sheet under borrowings. Under IAS 32, certain preference shares are deemed to be debt instruments or instruments having the characteristics of both debt and equity, where the preference share includes an option to convert the preference shares to equity share capital, and are required to be recognised as a liability. From the date of adoption of IAS 32 preference share dividends are recorded as interest expense.

Hence from 1 April 2005 there is no difference between the treatment of the Convertible Preference Shares, the Trancheable Redeemable Preference Shares and the Redeemable Preference Shares between IFRS and U.S. GAAP, except that the Convertible Preference Shares are included as a liability under IFRS and as temporary equity under U.S. GAAP.

48. Additional Disclosure Requirements under U.S. GAAP

(a) Employee Benefit Plans

Defined Benefit Plans

For purposes of the U.S. GAAP reconciliation, the Group adopted the provisions of SFAS No. 87, amended by SFAS No. 132 “Employer’s Disclosures about Pensions and Other Postretirement Benefits, an Amendment of FASB Statements No. 87, 88 and 106”. The following table provides the components of net periodic pension costs under U.S. GAAP:

	Financial Year Ended 31 March 2005 €’000	Financial Year Ended 31 March 2006 €’000
Service costs	45,562	56,534
Interest costs	117,917	139,067
Expected return on plan assets	(137,637)	(146,401)
Amortisation of experience	13,990	34,088
Special termination benefits	8,946	556

Net periodic benefit cost recognised in accordance with U.S. GAAP	48,778	83,844

The accumulated benefit obligation was €2,007 million and €2,019 million as at 31 March 2005 and 31 March 2006, respectively.

The charge for special termination benefits is the result of the Group’s early retirement schemes, which provide eligible employees with the opportunity to retire early, resulting in additional pension costs.

Costs of €16 million, included as employee benefits under U.S. GAAP, for the financial year ended 31 March 2005, are separately included as part of restructuring costs under IFRS.

The following table provides details about the weighted-average assumptions used to calculate the pension costs during the years ending:

	Financial Year Ended 31 March 2005	Financial Year Ended 31 March 2006
Discount rate	5.0%	4.75%
Expected return on plan assets	6.7%	6.5%
Rate of compensation and pension increase	3.5%	3.5%

To develop the expected long-term rate of return on assets assumption, the company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.5% long-term rate of return on assets assumption for the year ended 31 March 2006.

The following table provides details about the weighted-average assumptions used to calculate the pension obligation as of:

	31 March 2005	31 March 2006
Discount rate	4.75%	4.75%
Rate of compensation and pension increase	3.5%	3.5%

The dates used to determine pension movements under U.S. GAAP were 31 March 2005 and 31 March 2006.

The following table presents changes in benefit obligation, changes in plan assets and a reconciliation to amounts recorded in accordance with U.S. GAAP:

	Financial Year Ended 31 March 2005 €’000	Financial Year Ended 31 March 2006 €’000
Changes in benefit obligation:
Benefit obligation at the beginning of the year	2,360,373	2,923,112
Service cost	45,562	56,534
Interest cost	117,917	139,067
Plan participants’ contributions	16,776	15,891
Actuarial losses/(gains)	439,949	(18,759)
Benefits paid	(66,411)	(63,196)
Special termination benefits	8,946	556

Benefit obligations at the end of the year	2,923,112	3,053,205

	Financial Year Ended 31 March 2005 €’000	Financial Year Ended 31 March 2006 €’000
Changes in plan assets:
Fair value of plan assets at the beginning of the year	2,068,485	2,262,424
Actual return on plan assets	205,847	588,396
Group’s contribution	21,827	26,042
Group’s contribution to special termination benefits	15,900	—
Plan participants’ contribution	16,776	15,891
Benefits paid	(66,411)	(63,196)

Fair value of plan assets at the end of the year	2,262,424	2,829,557

	Financial Year Ended 31 March 2005 (as restated) €’000	Financial Year Ended 31 March 2006 €’000
Funded status:
Funded status	(660,688)	(223,648)
Net Annuity Scheme Liability separately recognised in the financial statements	77,702	65,037
Unrecognised actuarial losses	725,929	243,752

Prepaid benefit cost under U.S. GAAP	142,943	85,141

Plan assets at 31 March 2005 and 31 March 2006 include €72.348 million and €69.421 million in respect of liabilities to employees who are participating in an annuity scheme as part of voluntary termination schemes being operated by the group.

Benefit obligations at 31 March 2005 and 31 March 2006 include €150.050 million and €134.458 million in respect of liabilities to employees who are participating in an annuity scheme as part of voluntary termination schemes being operated by the group.

A separate asset and liability is included in the financial statements at 31 March 2005 and 31 March 2006 under both IFRS and U.S. GAAP.

The pension plan weighted-average asset allocations by asset category are as follows:

	Financial Year Ended 31 March 2005	Financial Year Ended 31 March 2006
Asset Category
Equity securities	68%	74%
Debt securities	11%	5%
Real estate	17%	21%
Other	4%	—

Total	100%	100%

The Trustees of the pension plan approve the investment strategy. The Trustees do not have target asset allocations but review the levels of asset allocations on an ongoing basis. The objective of the investment activities is to maximise investment return within an acceptable level of risk, taking into consideration the liabilities of the main pension scheme.

The assumption for the expected return in scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on other asset classes reflect consensus economic forecasts of future returns. The expected rates of return and mortality assumptions are included in note 40(a).

The employer contributions expected to be paid to the plan in the year ended 31 March 2007 are €26.5 million.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension Benefits €’000
For the years ended 31 March
2007	66,000
2008	70,000
2009	75,000
2010	83,000
2011	87,000
Years 2012-16	500,000

(b) Taxation

U.S. GAAP deferred tax assets and liabilities are as follows:

	As at 31 March 2005 €’m	As at 31 March 2006 €’m
Non-current deferred tax liability:
Prepaid pension obligation	18	11
Capital allowances in excess of depreciation	56	60
Fixed assets uplift	62	55
Intangible assets	19	17
Income to be taxed in future periods	20	18
Arising on acquisition	—	9
Other	2	2

Deferred tax liability	177	172

Current deferred tax asset - interest	(2)	(2)

Non-current deferred tax assets:
Provisions for expenses	(8)	(2)
Deferred revenue	(6)	(5)
Derivative financial instruments	(3)	—

Non-current deferred tax assets	(17)	(7)

Net deferred tax liability	158	163

The Group has unrecognised deferred tax assets at 31 March 2006 of €27 million. A valuation provision has been included in respect of the full amount of these losses. The losses are only available for offset in the entity that incurred the losses and there is no expiry date.

(c) Balance Sheet

The consolidated balance sheet of the Group prepared under IFRS presents substantially the same information as that presented under U.S. GAAP. However, presentation, classification and the U.S. GAAP reconciling items have a significant effect on the U.S. GAAP consolidated balance sheet.

The following summarised balance sheet has been adjusted to reflect the U.S. GAAP reconciling items and is presented and classified in accordance with U.S. GAAP:

	As at 31 March 2005 €’m	As at 31 March 2006 €’m
Assets:
Current assets	734	821
Non-current assets	3,004	3,299

Total assets	3,738	4,120

Liabilities and shareholders’ equity:
Current liabilities	695	904
Non-current liabilities	2,757	2,549

Total liabilities	3,452	3,453
Redeemable preference shares	159	144
Shareholders’ equity	127	523

Total liabilities and shareholders’ equity	3,738	4,120

(d) Segmental Information

The Group’s total continuing turnover is comprised of revenue from the following products and services as indicated in the table below:

	Financial Year Ended 31 March 2005 €’m	Financial Year Ended 31 March 2006 €’m
Fixed Line
Access (rental and connections)	555	594
Voice traffic	538	497
Data traffic	97	88
Data communications	178	179
Interconnect	165	204
Other	154	159
Discounts	(89)	(103)

	1,598	1,618
Mobile
Services	—	83
Other	—	4

	—	87
Intracompany eliminations	—	(12)

Total	1,598	1,693

Of the Group’s total turnover of €1,598 million and €1,693 million for the financial years ended 31 March 2005 and 31 March 2006 respectively, approximately €49 million (3%) and €76 million (4%) respectively, was generated from foreign customers located outside of Ireland.

The Group does not hold significant long-lived assets outside of Ireland.

(e) Share based compensation

The eircom Group Executive Share Option Plan (E Scheme) (the “E Scheme”)

During September 2003, the shareholders of the Group approved a plan to grant options to acquire 862,598 E Ordinary shares at an exercise price of €5.82 per share to selected senior employees. Upon Admission in March 2004, the plan was amended following the conversion of the E Ordinary Shares into Ordinary Shares such that the exercise price was €5.82 for every five Ordinary Shares, or €1.164 per Ordinary Share. The total number of Ordinary Shares that may be acquired by the option holders under the E Scheme did not exceed 4,312,970. Upon Admission, the options granted under the E Scheme became immediately exercisable for a period of 30 days. The Board had discretion to permit options granted under the E Scheme to be exercised during the period of 12 months following Admission, up to March 2005. All outstanding options under the E Scheme not exercised during this 12-month period lapsed or in certain circumstances were allowed to be exercised after this date. No further options will be granted under this plan.

The following table summarises the transactions of the Group's share option activity for the financial years ended 31 March 2005 and 31 March 2006:

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2004	2,247,705	1.164
Options lapsed	(16,540)	1.164
Options exercised	(2,177,700)	1.164

Unexercised options committed to issuance 31 March 2005	53,465	1.164

Options exercised	(53,465)	1.164

Unexercised options committed to issuance 31 March 2006	—	1.164

The eircom Group Employee Share Option Plan (the “Share Option Plan”)

The Share Option Plan allows eligible employees (including Executive Directors and Senior Management) to be granted options over existing or unissued ordinary shares.

Tranche 1

The first grant of 8,240,856 options was made under the Share Option Plan to selected senior employees including the Executive Directors, on 22 June 2004 at a price of €1.50 per share. A further grant of 161,586 options was made on 6 December 2004 at a price of €1.68 per share.

The exercise of any options granted under the Share Option Plan is conditional on achievement of performance targets over a three year period. For options granted during the financial year ended 31 March 2005, the Remuneration Committee determined that the exercise of these options would be subject to the following performance target: (i) that the Company’s normalised adjusted earnings per share, based on IFRS, for the financial year ended 31 March 2007 must exceed 14.9 cents (as adjusted from 12.05 cents to reflect both the new business plan numbers after the mobile acquisition and conversion to IFRS); and (ii) payment of a dividend of not less than 11 cents per share in the financial year ended 31 March 2005 and 10.2 cents per share in each of the financial years ended 31 March 2006 and 31 March 2007 which reflects the assumed dividend yield as described in the Listing Particulars, published in connection with Listing, as adjusted to maintain a constant dividend yield following the rights issue. Normalised adjusted earnings per share will be calculated by an independent third party. These options become exercisable, once the performance criteria are achieved, on 22 June 2007 and remain exercisable until 22 June 2014. In the event of a change of control all of the outstanding options, in the Ordinary Shares of the Company, at the date of the change of control will vest subject to the approval of the Remuneration Committee.

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2004	—	—
Options granted	8,402,442	1.503
Options lapsed	(52,989)	1.500

Unexercised options committed to issuance 31 March 2005	8,349,453	1.503
Options cancelled	(927,897)	1.500

	7,421,556	1.504
Rebased following rights issue	779,264
Options cancelled	(153,240)	1.3575
Options exercised	(25,933)	1.3575

Unexercised options committed to issuance 31 March 2006	8,021,647	1.361

Out of the 8,021,647 outstanding share options (2005: 8,349,453 options), none were exercisable in the year ended 31 March 2006. The options which were exercised became exercisable under the “good leaver” provisions of the Plan and was approved by the Remuneration Committee.

Tranche 2

The second grant of 6,041,509 options was made under the Share Option Plan to selected senior employees including the Executive Directors, on 7 October 2005 at a price €2.205 per share.

The exercise of any options granted under the Share Option Plan is conditional on achievement of performance targets over a three year period. For options granted during the financial year ended 31 March 2006, the Remuneration Committee determined that the exercise of these options would be subject to the following performance target: (i) that the Company’s normalised adjusted earnings per share, based on IFRS, for the financial year ended 31 March 2008 must achieve a growth target of an increase of the consumer price index plus 3% over the previous years normalised earnings per share; and (ii) payment of a dividend of not less than 10.2 cents per share in each of the financial years ended 31 March 2006, 31 March 2007 and 31 March 2008 which reflects the assumed dividend yield as described in the Listing Particulars, published in connection with Listing, as adjusted to maintain a constant dividend yield following the rights issue. Normalised adjusted earnings per share will be calculated by an independent third party. These options become exercisable, once the performance criteria are achieved, on 7 October 2008 and remain exercisable until 7 October 2015. In the event of a change of control all of the outstanding options, in the Ordinary Shares of the Company, at the date of the change of control will vest subject to the approval of the Remuneration Committee.

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2005	—	—
Options granted	6,041,509	2.205
Options cancelled	(52,564)	2.205

Unexercised options committed to issuance 31 March 2006	5,988,945	2.205

The following table summarises all of the transactions of the entire Group’s share option activity for the financial years ended 31 March 2005 and 31 March 2006.

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2004	2,247,705	1.164
Options granted	8,402,442	1.503
Options lapsed	(69,529)	1.420
Options exercised	(2,177,700)	1.164

Unexercised options committed to issuance 31 March 2005	8,402,918	1.501

Options exercised	(53,465)	1.164
Options cancelled	(927,897)	1.500

	7,421,556	1.504
Rebased following rights issue	779,264

	8,200,820	1.361
Options granted	6,041,509	2.205
Options cancelled	(205,804)	1.574
Options exercised	(25,933)	1.3575

Unexercised options committed to issuance 31 March 2006	14,010,592	1.722

The exercise price of all options was greater than or equal to the market value of the shares at the date of grant.

The fair value of options granted for the financial years ended 31 March 2005 and 31 March 2006 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2006
Expected life from granting date (in years)	10.00	10.00
Risk-free interest rate	4.5%	3.4%
Volatility	19%	23%
Dividend yield	7.33%	6.18%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The Group’s options granted prior to Admission, had characteristics significantly different from those of traded options, and changes in the subjective input assumptions could materially affect the fair value estimate. Based upon the above assumptions the weighted average fair value of the stock options granted under the E Scheme over Ordinary Shares was €0.06 per option during the financial year ended 31 March 2004. The weighted average fair value of the stock options granted under the Share Option Plan—Tranche 1 over Ordinary Shares was €0.10 per option during the year ended 31 March 2005. The weighted average fair value of the stock options granted under the Share Option Plan - Tranche 2 over Ordinary Shares was €0.23 per option during the year ended 31 March 2006.

The Key Executive Share Award Plan (the “Share Award Plan”)

Certain executive directors and senior executives were granted awards over 1,472,198 Ordinary Shares in March 2004 at a fair value of €1.55 per share. The awards vest 50% annually over two years on the anniversary of the date of Admission, which was 24 March 2004, and will be exercisable at no cost to the holder. The portion to vest in March 2005 did not vest until the year ended 31 March 2006. The portion to vest in March 2006 did not vest until the year ended 31 March 2007. No further awards will be granted under this plan.

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2004 and 31 March 2005	1,472,198	0.10
Options exercised	(742,861)	0.10

	729,337	0.10
Rebased following rights issue	83,893	0.10

Unexercised options committed to issuance 31 March 2006	813,230	0.10

In the year ending 31 March 2005, under U.S. GAAP, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”), the Group has accounted for its share based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R “Share-Based Payment” (“SFAS No. 123R”) which revises SFAS No. 123 and eliminates the option to apply the intrinsic value measurement provisions of APB 25. SFAS No. 123R requires that the cost of all share-based payment transactions be recognised in the financial statements. SFAS No. 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. For public entities that do not file as small business issuers, the standard is effective for the first interim or annual reporting period that begins after June 15, 2005. The Group adopted SFAS No. 123R on 1 April 2005 using the modified prospective transition method. Under the modified prospective method, and in accordance with Staff Accounting Bulletin 107 (“SAB 107”), the Group is not required to restate prior year amounts.

Under U.S. GAAP, there was no compensation charge recorded under the Share Award Plan during the financial year ended 31 March 2004 since the shares were granted on 24 March 2004 and vest over two years. During the financial year 31 March 2005 and 31 March 2006, the compensation charge relating to the shares under the Share Award Plan was €1.1 million and €1.1m respectively. Under IFRS a charge of €2.2 million was charged through the income statement in the financial year ended 31 March 2004.

Total equity compensation charges under U.S. GAAP were €2.4 million for the financial year ended 31 March 2005 and €1.6 million for the financial year ended 31 March 2006.

In accordance with APB 25, had the options and awards been accounted for in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), pro forma net income and basic and diluted net earnings per share would have been as follows for the financial year ended 31 March 2005:

31 March 2005 €’m
Net profit under U.S. GAAP attributable to ordinary shareholders, as reported	26
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	2
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1)

Pro forma net profit	27

€
Earnings per share:
Basic and Diluted-as reported	0.03
Basic and Diluted-pro forma	0.03

(f) Other Matters

Tangible Assets

On 1 January 1984 tangible assets valued, in accordance with the Postal and Telecommunications Services Act, 1983, at €798.7 million were transferred to the Group. Since the Group did not maintain sufficiently detailed records to determine the historical cost for all assets, the valuation for certain assets was based on the estimated replacement cost, adjusted for depreciation and inflation (“depreciated replacement cost”). The Company has adopted consistent treatment for purposes of U.S. GAAP and thus no IFRS/U.S. GAAP difference has been recorded.

49. Recently Issued Accounting Standards Applicable to U.S. GAAP

Recent U.S. GAAP accounting pronouncements

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS No. 153”), which clarifies that all nonmonetary transactions with commercial substance shall be recorded at fair value. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The adoption of this statement, as of 1 April 2006, will not have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”), a revision of SFAS No. 123. SFAS No. 123R amends the financial accounting and reporting for transactions in which an entity exchanges its equity instruments for goods or services. Primarily, SFAS No. 123R focuses on accounting for options granted to employees. The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The costs have to be recognised over the period during which an employee is required to provide service in exchange for the award. The guidance is effective after the first interim or annual reporting period that begins after 15 June 2005. The Group adopted SFAS No. 123R on 1 April 2005 using the modified prospective transition method. Under the modified prospective method, and in accordance with Staff Accounting Bulletin 107 (“SAB 107”), the Group is not required to restate prior year amounts. The application of the expensing provisions of SFAS No. 123R resulted in a pre-tax expense of approximately €2 million in the financial year ending 31 March 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). This Statement replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS No. 154 eliminates the requirement in APB Opinion No. 20 to include the cumulative effect of changes in accounting principle in the income statement in the period of change. Instead, to enhance the comparability of prior period financial statements, this statement requires that changes in accounting principles are retrospectively applied. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. We will adopt the provisions of SFAS No. 154, prospectively, as of 1 April 2006.

In September 2005, the FASB ratified the guidance regarding the determination of the amortisation period for leasehold improvements in operating leases as described in EITF 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”. This guidance is effective for leasehold improvements purchased or acquired in reporting periods beginning after 29 June 2005. This accounting pronouncement will not have a material impact on our financial position or results of operations and will be applied as of 1 April 2006.

In October 2005, the FASB Staff Position ("FSP") regarding FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” was issued. This FSP addresses rental costs associated with land or building operating leases incurred during a construction period to be recognised as rental expense and not to be capitalised. This guidance is effective in reporting periods beginning 1 January 2006. This accounting pronouncement will not have a material impact on our financial position or results of operations and will be applied as of 1 April 2006.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and SFAS No. 140” (“SFAS No. 155”). This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It also clarifies which interest-only strips and principal-only strips are not subject to SFAS No. 133. SFAS No. 155 also establishes a requirement to evaluate interests in securitised financial assets to identify interests that are free-standing derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation. The statement also clarifies that concentration of credit risks in the form of subordination are not embedded derivatives, and it also amends SFAS No. 140 to eliminate the prohibition on a qualified special purpose entity (“QSPE”) from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. Early adoption of this statement is allowed. We are in the process of evaluating the impact that the adoption of this statement will have on our consolidated financial statements.

In March 2006, FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140” (“SFAS No. 156”). This Statement requires that all separately recognised servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under SFAS No. 156, an entity can elect subsequent fair value measurement of its servicing assets and servicing liabilities by class, thus simplifying its accounting and providing for income statement recognition of the potential offsetting changes in fair value of the servicing assets, servicing liabilities, and related derivative instruments. An entity that elects to subsequently measure servicing assets and servicing liabilities at fair value is expected to recognise declines in fair value of the servicing assets and servicing liabilities more consistently than by reporting other-than-temporary impairments. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after 15 September 2006. This accounting pronouncement will not have a material impact on our financial position or results of operations and will be applied as of 1 April 2007.

Valentia Telecommunications

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Valentia Telecommunications:

We have audited the accompanying consolidated balance sheets of Valentia Telecommunications and its subsidiaries as of 31 March 2005 and 31 March 2006 and the related consolidated income statements, consolidated cash flow statements and consolidated statement of changes in equity for each of the two years in the period ended 31 March 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valentia Telecommunications and its subsidiaries at 31 March 2005 and 31 March 2006, and the results of their operations and their cash flows for each of the two years in the period ended 31 March 2006, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).

As discussed in note 2 to the financial statements, the group has adopted prospectively from 1 April 2005 International Accounting Standards (IAS) 32 - "Financial Instruments: Disclosure and Presentation" and IAS 39 - "Financial Instruments: Recognition and Measurement" in accordance with IFRS as adopted by the EU.

IFRS as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 44 and 45, to the consolidated financial statements.

PricewaterhouseCoopers

Dublin, Ireland

26 June 2006

Valentia Telecommunications

Consolidated income statement

For the Year Ended 31 March 2006

	Notes		2005 €’m	2006 €’m
Revenue	9		1,598	1,693
Operating costs excluding amortisation, depreciation and restructuring programme costs	10		(1,002)	(1,148)
Amortisation	10, 16		(20)	(15)
Depreciation	10, 17	(b)	(296)	(318)
Restructuring programme costs	10		(66)	(30)
Profit on disposal of property and investments	10, 11		—	52

Operating profit			214	234
Finance costs	12	(a)	(139)	(131)
Finance income	12	(b)	12	25

Finance costs – net	12		(127)	(106)
Share of profit of associates	18		1	1
Profit before tax			88	129

Income tax expense	13		(9)	(30)

Profit for the year	31		79	99

The accompanying notes form an integral part of these consolidated financial statements.

Valentia Telecommunications

Consolidated balance sheet

As at 31 March 2006

	Notes	2005 €’m	2006 €’m
ASSETS
Non-current assets
Goodwill	15	669	903
Other intangible assets	16	17	141
Property, plant and equipment	17	2,032	2,049
Investments in associates	18	1	—
Retirement benefit asset	37	190	134
Financial assets at fair value through income statement	19	50	53
Other assets	20	118	105

		3,077	3,385

Current assets
Inventories	21	11	13
Trade and other receivables	22	333	381
Financial assets at fair value through income statement	19	22	17
Derivative financial instruments	25	—	2
Other assets	20	9	25
Cash and cash equivalents	23	245	377

		620	815

Total assets		3,697	4,200

LIABILITIES
Non-current liabilities
Borrowings	24	2,287	2,157
Derivative financial instruments	25	32	39
Capital grants	26	9	7
Deferred tax liabilities	27	209	205
Provisions for other liabilities and charges	28	201	188

		2,738	2,596

Current liabilities
Borrowings	24	77	166
Trade and other payables	29	691	923
Current tax liabilities		11	18
Provisions for other liabilities and charges	28	23	37

		802	1,144

Total liabilities		3,540	3,740

EQUITY
Equity share capital	30, 31	360	360
Capital contribution	31	220	439
Cash flow hedging reserve	31	—	(18)
Retained loss	31	(423)	(321)

Total equity	31	157	460

Total liabilities and equity		3,697	4,200

The accompanying notes form an integral part of these consolidated financial statements.

Valentia Telecommunications

Consolidated cash flow statement

For the Year Ended 31 March 2006

	Notes		2005 €’m	2006 €’m
Cash flows from operating activities
Cash generated from operations	33	(a)	524	575
Dividends received			—	1
Interest received			6	9
Interest paid			(132)	(118)
Interest paid on exit from interest rate swaps			(24)	—
Income tax refund			3	4
Income tax paid			(20)	(39)
Tax paid on gain on exit from Golden Pages			(38)	—

Net cash generated from operating activities			319	432

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired			—	(210)
Disposal of associate undertaking			—	2
Purchase of property, plant and equipment (PPE)			(182)	(233)
Proceeds from sale of PPE and investments	33	(b)	3	63
Purchase of intangible assets			(12)	(17)
Loan advanced from group undertakings			—	169
Loan advanced to parent undertaking			(10)	—

Net cash used in investing activities			(201)	(226)

Cash flows from financing activities
Dividends paid to equity shareholders			(155)	—
Repayment on borrowings			—	(70)
Debt issue costs paid			(2)	—
Lease payments			—	(4)

Net cash used in financing activities			(157)	(74)

Net (decrease)/increase in cash and cash equivalents			(39)	132
Cash and cash equivalents at beginning of year			284	245

Cash and cash equivalents at end of year	23		245	377

The accompanying notes form an integral part of these consolidated financial statements.

Valentia Telecommunications

Consolidated statement of changes in equity

For the Year Ended 31 March 2006

	Note	Total equity €’m
Balance at 1 April 2004	31	337
Currency translation differences	31	—

Net income recognised directly in equity		—
Profit for the year	31	79

Total recognised income for the year		79
Share option scheme	31	1
Dividends payable to equity shareholders		(260)

Balance at 31 March 2005	31	157

Effect of adoption of IAS 32 & IAS 39	31	(25)

Balance at 1 April 2005	31	132
Cash flow hedges, net of tax	31	7
Currency translation differences	31	1

Net income recognised directly in equity		8
Profit for the year	31	99

Total recognised income for the year		107
Share option scheme	31	2
Capital contribution	31	219

Balance at 31 March 2006	31	460

The accompanying notes form an integral part of these consolidated financial statements.

Valentia Telecommunications

Notes to the Consolidated Financial Statements

For the Year Ended 31 March 2006

1. General information

Valentia Telecommunications is an Irish registered, unlimited public company and is the parent of eircom limited which is the principal provider of fixed line telecommunications services in Ireland. The group is tax resident in Ireland. During the year the group re-entered the mobile telecommunications market through the purchase of 100% of the share capital of Meteor Ireland Holdings, LLC, a company incorporated in Delaware, and the holding company of Meteor Mobile Communications Limited (“Meteor”), a mobile telecommunications company operating in Ireland (Note 8).

2. First time adoption of International Financial Reporting Standards (IFRS)

Prior to 1 April 2005 the group prepared its consolidated financial statements under Irish GAAP. From 1 April 2005, the group is presenting its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and the interpretations from the International Financial Reporting Interpretation Committee (IFRIC), and the Irish Companies Acts, 1963 to 2005.

The comparative figures in respect of the 2005 consolidated financial statements have been restated to reflect the group’s adoption of IFRS from the date of transition at 1 April 2004. The group is applying IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement” as and from 1 April 2005 and hence the impact of adopting IAS 32 and IAS 39, are not reflected in the year ended 31 March 2005 comparatives (Note 3). The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1 April 2005. In the 2005 comparatives, financial instruments are included using the measurement bases and the disclosure requirements of Irish GAAP relating to financial instruments.

The rules for first time adoption of IFRS are set out in IFRS 1 “First time adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS as noted below.

Optional exemptions

Business combinations

The group has not applied IFRS 3, “Business combinations” retrospectively to business combinations prior to the date of transition. As no adjustments were required in respect of the carrying amount of goodwill in the Irish GAAP balance sheet as at 31 March 2004, it has accordingly been carried forward without adjustment. Goodwill arising on acquisitions prior to 1 April 2004 is not amortised from the transition date but is subject to annual impairment testing or more frequently if events or circumstances indicate that goodwill may be impaired.

Property, plant and equipment

The group has elected to measure its land and buildings at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The group adopted the carrying value of all other property, plant and equipment under Irish GAAP on the date of transition as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1. The group will not revalue property, plant and equipment going forward.

Employee benefits

The group is electing to use the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Share based-payment

The group has not applied IFRS 2, “Share-based payment” retrospectively to other grants of equity instruments settled before 1 January 2005.

Mandatory exemptions

Derecognition of financial assets and liabilities

In accordance with IFRS 1, as a first-time adopter, the group has applied the derecognition requirements in IAS 39 prospectively from the effective date of IAS 39 for transactions that occurred after 1 April 2004.

Hedge accounting

In accordance with IFRS 1, as a first-time adopter, the group did not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39.

Estimates

In accordance with IFRS 1, as a first-time adopter, the group did not revise estimates on transition to reflect new information subsequent to the original estimates.

Assets classified as held for sale and discontinued operations

The group has no non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued.

3. IFRS effect of adoption of IAS 32/39

Consolidated Balance Sheet

	31 March 2005 (IFRS excl. IAS 32/39)	Restatements (IAS 32/39)	1 April 2005 (Full IFRS)
	€’m	€’m	€’m
ASSETS
Non-current assets
Goodwill	669	—	669
Other intangible assets	17	—	17
Property, plant and equipment	2,032	—	2,032
Investments in associates	1	—	1
Retirement benefit asset	190	—	190
Financial assets at fair value through income statement	50	—	50
Other assets	118	—	118

	3,077	—	3,077

Current assets
Inventories	11	—	11
Trade and other receivables	333	—	333
Financial assets at fair value through income statement	22	—	22
Other assets	9	—	9
Cash and cash equivalents	245	—	245

	620	—	620

Total assets	3,697	—	3,697

LIABILITIES
Non-current liabilities
Borrowings	2,287	—	2,287
Derivative financial instruments	32	25	57
Capital grants	9	—	9
Deferred tax liabilities	209	—	209
Provisions for other liabilities and charges	201	—	201

	2,738	25	2,763

Current liabilities
Borrowings	77	—	77
Trade and other payables	691	—	691
Current tax liabilities	11	—	11
Provisions for other liabilities and charges	23	—	23

	802	—	802

Total liabilities	3,540	25	3,565

EQUITY
Equity share capital	360	—	360
Capital contribution	220	—	220
Cash flow hedging reserve	—	(25)	(25)
Retained earnings	(423)	—	(423)

Total equity	157	(25)	132

Total liabilities and equity	3,697	—	3,697

4. IFRS Principal Adjustments

The reconciliation of the income statement prepared in accordance with Irish GAAP and in accordance with IFRS for the year ended 31 March 2005 and the reconciliation of the amount of total equity at 31 March 2005 and 1 April 2004, before and after the application of IAS 32 and IAS 39, is as follows:

	Profit for the Year ended 31 March 2005	Total equity as at 1 April 2004	Total equity as at 31 March 2005
	€’m	€’m	€’m
As reported under Irish GAAP	32	360	239
Impact of:
Recognition of pension asset (a)	—	28	28
Share-based payments (b)	(1)	—	—
Capitalised interest (c)	3	13	16
Reversal of goodwill amortised (d)	38	—	38
Deferral of connection revenue (e)	(5)	(20)	(25)
Deferral of IRU revenue (f)	1	(24)	(23)
Revaluation of certain property, plant and equipment at the transition date (g)	—	7	7
Deferred taxation (h)	11	(134)	(123)
Dividends payable to group undertakings (i)	—	107	—

IFRS excluding IAS 32 and IAS 39	79	337	157
Fair value of derivatives recognised (Note 3)	—	—	(25)

IFRS including IAS 32 and IAS 39	79	337	132

(a) Pension - IAS 19 “Employee benefits”

Irish GAAP

The group had used SSAP 24 “Accounting for pension costs” to account for employee benefits up to 31 March 2005. The regular cost of providing pensions was charged against profits over employees service lives with the group using the projected unit method. Variations from this regular cost were allocated on a straight-line basis over the average remaining service lives of current employees. Under FRS 7 “Fair values in acquisition accounting”, pension surpluses arising on acquisition, as calculated under SSAP 24, were included at fair value at the acquisition date and amortised over the remaining service lives of current employees.

IFRS

Under IAS 19, the liabilities and costs associated with the group’s defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on AA corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

The group is electing to use the corridor approach which leaves some actuarial gains and losses unrecognised as permitted by IAS 19. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Impact

The IFRS impact on the 31 March 2005 income statement is negligible.

The balance sheet impact of the implementation of this standard is to recognise a retirement benefit asset of €190 million in the group’s balance sheet at 31 March 2005. The pension asset recognised under Irish GAAP, arising from a fair value exercise when the group purchased eircom Limited in November 2001, at 31 March 2005 was €162 million.

The group’s unrecognised pension deficit under IAS 19 was €773 million at 31 March 2005.

(b) Share-based payments - IFRS 2 “Share-based payments”

Irish GAAP

In accordance with Urgent Issues Task Force Abstract (“UITF”) 17 “Employee share schemes”, the group recognised as a charge to the income statement the amount by which the value of shares at the date of granting share options to employees exceeded the value at which employees can exercise the options granted. These costs were normally recognised over the vesting period, except where the options were granted in recognition of past performance which were recognised at the time of the grant. The charge was included in operating costs in the income statement.

IFRS

In accordance with IFRS 2, the group measured equity-settled share-based payment transactions at fair value through the income statement. Under IFRS 2, the group opted to apply the standard only to options/awards outstanding as at 1 January 2005 that had been granted since 7 November 2002 (the effective date of IFRS 2) and therefore has not applied IFRS 2 retrospectively to other grants of equity instruments settled before 1 January 2005.

Impact

In accordance with IFRS 2, the group has recognised a charge to income representing the fair value of outstanding employee share options/awards granted which were outstanding as at 1 January 2005 and had been granted since 7 November 2002. The fair value has been calculated using the Black-Scholes options valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

The operating profit impact in the income statement for the year ended 31 March 2005 is a charge of €1million. There is no net impact on the balance sheet at 31 March 2005.

(c) Capitalised interest - IAS 23 “Borrowing costs”

Irish GAAP

Under Irish GAAP, an entity may capitalise borrowing costs associated with financing property, plant and equipment acquisition or development. Group policy under Irish GAAP was to expense all borrowing costs as incurred and thus the group did not capitalise interest costs.

IFRS

IAS 23 allows, as an option, the capitalisation of interest costs that are directly attributable to the acquisition, construction or production of qualifying property, plant and equipment. The group has opted to capitalise interest in relation to the construction of qualifying property, plant and equipment and has applied IAS 23 retrospectively in this regard.

Impact

The net impact on the 31 March 2005 income statement of capitalising interest under IFRS is a decrease in the interest charge of €7 million and an increase in depreciation of €4 million. The net effect on the balance sheet at 31 March 2005 is an increase in property, plant and equipment of €16 million.

(d) Goodwill - IFRS 3 “Business combinations”

Irish GAAP

Accounting for business combinations under Irish GAAP is dealt with by FRS 6 “Acquisitions & mergers” and FRS 7 "Fair Value in Acquisition Accounting". Under FRS 10 “Goodwill and intangible assets”, purchased goodwill and intangible assets were amortised to the income statement on a systematic basis over their useful economic lives where they are regarded as having a useful economic life. Under Irish GAAP, there is a rebuttable presumption that the useful economic lives of purchased goodwill and intangible assets are limited to periods of 20 years or less. In accordance with Irish GAAP, the goodwill arising from the purchase of subsidiary undertakings was capitalised and amortised on a straight-line basis over its expected useful life.

IFRS

IFRS 3 prohibits the amortisation of purchased goodwill. The standard requires goodwill to be carried at cost. Impairment reviews are required to be performed on an annual basis and when there are indications that the carrying value may not be recoverable.

Impact

Under the transitional arrangements of IFRS 1, the group has taken the option of applying IFRS 3 prospectively from the transition date to IFRS. The group has chosen this option rather than to restate previous business combinations. The impact of IFRS 3 and associated transitional arrangements on the group are as follows:

•	the accounting for all business combinations before 1 April 2004 is frozen at the transition date; and

•	goodwill is no longer amortised.

At 31 March 2004 and 31 March 2005 impairment reviews were performed on goodwill and no impairments resulted from these reviews. The impact on the 31 March 2005 income statement under IFRS is a decrease in amortisation of goodwill of €38 million. The effect on the 31 March 2005 balance sheet is to increase the carrying value of goodwill by €38 million.

(e) Connection revenue - IAS 18 “Revenue”

Irish GAAP

Under Irish GAAP, the group recognised revenue from up-front connection fees when the connection was performed.

IFRS

Under IFRS, the group has adopted a policy whereby connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between 3 to 6 years.

Impact

The impact on the 31 March 2005 income statement of deferring connection fees under IFRS is to decrease revenue by €5 million. The effect on the 31 March 2005 balance sheet is an increase in deferred revenue of €25 million.

(f) Indefeasible rights of use (“IRU”) - IAS 18 “Revenue”

Irish GAAP

In the years ending 31 March 2000 and 31 March 2001, the group entered into IRU contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under Irish GAAP, revenue from the sale of IRU contracts was recognised at the time the contracts were signed.

Expenditure on purchased IRU contracts was capitalised under property, plant and equipment and amortised over 7 years in accordance with the group’s depreciation policy and the terms of the contract.

IFRS

The group has applied IAS 18 and are accounting for IRU contracts in the following manner:

•	The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

•	The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight-line basis as an expense over a 7 year period.

Impact

The effect on the 31 March 2005 balance sheet, in respect of the sales contracts, is an increase of €23 million in deferred revenue. The effect on the 31 March 2005 balance sheet, in respect of the purchase contracts, is a reclassification of €5 million from property, plant and equipment to trade and other receivables. The impact on the 31 March 2005 income statement, in respect of the sales contracts, is an increase in revenue under IFRS of €1 million. The impact on the 31 March 2005 income statement, in respect of the purchase contracts, is a reclassification of €4 million from depreciation to operating costs.

(g) Property valuation - IAS 16 “Property, plant & equipment”

Irish GAAP

Under FRS 15 “Tangible fixed assets”, non-specialised properties were valued at existing use value, specialised properties were valued at depreciated replacement cost and properties surplus to requirements were valued at open market value. Under this standard, the group’s land and buildings are stated at valuation, the basis of which was depreciated replacement cost and existing use value, where appropriate.

IFRS

Under IAS 16, property, plant and equipment is recognised at either cost or fair value through regular revaluation. The group has fair valued certain items of property, plant and equipment at the transition date. This required a net uplift in the valuation of properties and consequent increases in equity. In accordance with IFRS 1, where a revaluation is taken as deemed cost on transition date the revaluation reserve is transferred to retained earnings.

The reserve does not represent a distributable reserve. The group adopted the carrying value of all other property, plant and equipment under Irish GAAP on the transition date as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted under IFRS 1. The group will not revalue property, plant and equipment going forward.

Impact

The net impact on the 31 March 2005 balance sheet is an increase to property, plant and equipment of €7 million, a decrease in revaluation reserve by €87 million and an increase in retained earnings of €94 million. There is no material impact to depreciation in the 31 March 2005 income statement.

(h) Deferred tax and current tax - IAS 12 “Income taxes”

Irish GAAP

FRS 19 requires deferred tax to be accounted for on the basis of timing differences. A timing difference is defined as the difference between accounting profit and taxable profit that arises from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. Timing differences originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax should not be recognised on permanent differences.

IFRS

IAS 12 requires that deferred tax be accounted for on the basis of taxable or deductible temporary differences. A temporary difference is defined as the difference between the carrying value of an asset or liability and its tax base. Temporary differences include all timing differences and many permanent differences. Under IAS 12, deferred tax is charged directly to equity if the tax relates to items that are credited or charged directly to equity.

Impact

The net impact on the 31 March 2005 balance sheet is to increase the net deferred tax liability by €123 million under IFRS. The increase principally relates to the following:

(i) The fair value uplift on network plant and equipment arising on the acquisition of eircom Limited gives rise to an additional deferred tax liability of €62 million at 31 March 2005.

(ii) The impact of providing deferred tax on the fair value of the land and buildings acquired as part of the acquisition of eircom Limited and the subsequent revaluation of these assets in December 2003 gives rise to an additional deferred tax liability of €54 million at 31 March 2005.

(iii) In prior years the group claimed rollover relief on chargeable gains arising from the disposal of assets. This gives rise to an additional deferred tax liability of €8 million at 31 March 2005.

(iv) These increases are partially offset by the net impact of increases and decreases in deferred tax arising as a result of the difference between the carrying value and the tax base of other assets or liabilities.

(i) Dividends payable and receivable - IAS 10 “Events after the balance sheet date”

UK GAAP

The group accounted for dividends proposed by the directors relating to a given accounting period within that period, even if the shareholder approval of that dividend took place after the balance sheet date.

IFRS

Under IAS 10, proposed dividends do not meet the definition of a liability until the dividends are approved by the shareholders. Thus, proposed dividends have been reversed under IFRS.

Impact – dividend payable to group undertakings

The effect on the 1 April 2004 group balance sheet of reversing the proposed dividend is an increase in retained earnings and a reduction in trade and other payables of €107 million. There is no impact on the 31 March 2005 balance sheet and income statement.

(j) Software - IAS 38 “Intangible assets”

Irish GAAP

Under Irish GAAP, software development costs that are directly attributable to bringing a computer system or other computer-operated machinery into working condition for its intended use within the business are treated as part of the cost of the related hardware and capitalised under property, plant and equipment.

IFRS

Under IAS 38, when software is not an integral part of the related hardware, computer software is treated as an intangible asset. Certain software assets previously classified under property, plant and equipment have been reclassified under intangible assets in line with the requirements of IAS 38.

Impact

The impact on the 31 March 2005 balance sheet is a reclassification of €15 million from property, plant and equipment to intangible assets. There is no impact on the 31 March 2005 income statement.

(j) Temporary income stream (“TIS”) annuity scheme – IAS 19 “Employee benefits”

Irish GAAP

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. Under Irish GAAP, the group recorded a liability at the date that an employee elected to receive the annuity. The group estimated the net liability and calculated it as the net of the present value of the fixed payment stream due to employees offset by the fair value of the assets set aside to fund the payment stream at the balance sheet date.

IFRS

Under IFRS, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The annuity asset is recognised under current assets and non-current financial assets at fair value through income statement and the obligation is recognised gross under current and non-current liabilities, as applicable.

Impact

The impact on the 31 March 2005 balance sheet is an increase of €22 million and €50 million to current assets and non-current financial assets at fair value through income statement respectively. In addition there is an increase of €53 million to non-current provisions for other liabilities and charges and an increase of €19 million to current provisions for other liabilities and charges. Under IFRS €6 million is reclassified from restructuring costs to interest expense, resulting in no net impact on the 31 March 2005 income statement.

(k) Leases – IAS 17 “Leases”

Irish GAAP

Under Irish GAAP, lease receivable balances and lease obligation balances for certain lease arrangements were netted on the balance sheet.

IFRS

Under IFRS, lease receivable balances and lease obligation balances for certain lease arrangements are shown gross on the balance sheet.

Impact

The impact on the 31 March 2005 balance sheet is to increase non-current other assets by €118 million and to increase current other assets by €9 million and to increase non-current lease obligations by €118 million and to increase current lease obligations by €9 million.

(m) Cash flow – IAS 7 “Cash flow statements”

Irish GAAP

Under Irish GAAP, cash flows were presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and financing.

IFRS

Under IFRS, cash flows are required to be shown separately for three categories only, namely, operating, investing and financing activities.

Impact

Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP are included as operating activities under IFRS.

5. Accounting policies under IFRS

These financial statements have been prepared on a basis consistent with the accounting policies set out below.

(a) Basis of accounting

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations endorsed by the EU and with those parts of the Companies Acts, 1963 to 2005 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, as modified by revaluation of financial assets and certain financial liabilities (including derivative financial instruments) and the measurement of the fair value of share options. A summary of the more important group accounting policies is set out below.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 7.

(b) Basis of consolidation

The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, Valentia Telecommunications, and its subsidiaries. The subsidiaries financial years are all coterminous with those of the company.

(i) Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the group owns more than 50% of the voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of Valentia Telecommunications and its subsidiaries after eliminating intercompany balances and transactions. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(ii) Associates

An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the group exercises significant influence but not control. Significant influence is presumed to exist where the group holds between 20% and 50% of the voting rights, but can also arise where the group holds less than 20% if the group is actively involved and influential in policy decisions affecting the entity. The group's share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the group's share of the associate's post tax results less any impairment of goodwill and any other changes to the associate's net assets such as dividends.

(iii) Acquisitions and disposals

The results of subsidiaries acquired during the period are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the period are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold.

(c) Goodwill

For acquisitions completed on or after 1 April 2004, goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested for impairment annually, or if events indicate that goodwill may be impaired, and carried at cost less accumulated impairment losses.

For acquisitions prior to 1 April 2004, differences between the purchase price and the fair value of net assets acquired are classified as goodwill from acquisitions. Goodwill was amortised on a straight-line basis over the estimated useful life of 20 years until 1 April 2004 (the date of transition to IFRS).

(d) Intangible assets

Acquired computer software licences and associated costs are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Internal costs associated with developing computer software programmes are also capitalised. These costs are amortised over their estimated useful lives (three to four years).

Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

Other intangible assets, which comprise primarily acquired intangible assets, are capitalised at fair value and amortised using the straight-line method over their estimated useful life.

The following useful lives have been determined for the intangible assets acquired during the year:

Years
Computer software	3 - 4
Monitoring contracts	3
Intangible assets from acquisitions:
Prepaid customer relationships	2
Postpaid customer relationships	7
Roaming customer relationships	10
Brand	12
GSM License	25

(e) Revenue recognition

Fixed Line

Revenue comprises the fair value of consideration received and receivable in respect of all services provided and equipment sold to third parties, net of value added tax and discounts. Revenue is recognised in the period earned by rendering of services or delivery of products. Revenue includes sales by group entities but excludes all intercompany sales.

Traffic revenue is recognised at the time the traffic is carried over the group's networks. Revenue from rentals is recognised evenly over the period to which the charges relate. Bundled products (line rentals and traffic) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard rates is normally applied based on the relative fair value of the bundle.

Connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between three and six years. Customer lives are reviewed annually. Revenue from equipment sold to third parties is recognised at the point of sale. Revenue arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

Billings for telephone services are made on a monthly, bi-monthly or quarterly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

The group is required to interconnect its network with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s network. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

Mobile

Mobile revenue consists principally of charges to customers for traffic from our network services, revenue from providing network services to other telecommunications companies, and the sale of handsets.

Revenue is recognised when the service or product has been provided and there is a reasonable expectation of an inflow of economic benefits and those benefits can be reasonably measured.

When the group acts as principal bearing the risk and rewards of a transaction, revenue is recorded on a gross basis. However when the group acts as an agent on behalf of third parties, revenue is reported net of costs.

Revenue from the sale of bundled products is allocated between the elements on the basis of each element's fair value and recognised in revenue when each individual element of the product or service is provided. The fair values of each element are determined based on the current market price of the elements when sold separately. To the extent that there is a discount in the bundled product, such discount is allocated between the elements of the contract in such a manner as to reflect the fair value of each element.

(f) Payments to other operators

Payments to other operators are mainly settlement fees that the group pays to other telecommunications operators for traffic that is routed on their networks. Costs associated with these payments are recognised in the period in which the traffic is carried.

(g) Customer acquisition costs

The group pays commissions to dealers for the acquisition and retention of mobile subscribers and certain fixed line products. Customer acquisition costs are recorded immediately in the income statement.

(h) Research

Expenditure on research is written off as incurred. Development costs are capitalised under intangible assets, if they generate probable future economic benefits. The capitalised development costs are amortised using the straight-line method over their estimated useful life. Development costs that do not fulfil the requirements for capitalisation are expensed as incurred.

(i) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euro, which is the company’s functional and presentation currency and is denoted by the symbol “€”.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) Group entities

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in equity.

(j) Taxation

The group is managed and controlled in the Republic of Ireland and, consequently, is tax resident in Ireland.

Current tax is calculated on the profits of the period. Current tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax is charged directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(k) Financial instruments

Up to 31 March 2005

The group measured financial assets and liabilities in accordance with the principles of FRS 4 “Capital instruments”, FRS 5 “Reporting the substance of transactions” and SSAP 20 “Foreign currency translation”. Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The group also provided disclosures in accordance with FRS 13 “Derivatives and other financial instruments: disclosures” setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.

Currency swap agreements and forward exchange contracts which are used to cover the majority of the group’s foreign currency debt position were valued at year-end exchange rates and the resulting gains and losses were offset against gains and losses on the translation of the related debt. The interest element of the contracts was reflected in interest payable and similar charges.

Interest rate swap agreements are used to reduce the effect of interest rate fluctuations. Interest differentials, arising from these agreements, were accrued and reflected in interest payable and similar charges.

All borrowings were initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs were charged to the income statement over the term of the borrowings and represented a constant proportion of the balance of capital repayments outstanding. Accrued issue costs were netted against the carrying value of borrowings.

Key accounting policies under IAS 32 and IAS 39

In accordance with IFRS 1, the group adopted IAS 32 and IAS 39 from 1 April 2005. All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings using the effective interest method. Accrued issue costs are netted against the carrying value of borrowings.

Where the group has a legally enforceable right to set off the recognised amounts and intends to settle on a net basis or to realise the asset and settle the liability simultaneously then both the asset and the liability are derecognised.

Financial instruments from 1 April 2005

Derivative financial instruments are held in the balance sheet at their fair value. All derivative financial instruments held during the year ended 31 March 2006 qualify for hedge accounting. The group currently only has cash flow hedges.

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. Any ineffective portion of the hedge is recognised in the income statement.

When the cash flow hedge of a forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recognised in the income statement.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the income statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the income statement immediately.

Financial assets held at fair value through income statement

This classification includes two sub-classifications, namely, financial assets held for trading and those designated at fair value through the income statement at inception. A financial asset is classified in this way if acquired principally for the purpose of selling in the short term or if so designated by management. These financial assets are measured at fair value, and changes in the fair value are recognised in the income statement. Assets in this category are classified as current assets if they are held for trading or are expected to be realised within 12 months of the balance sheet date.

(l) Property, plant and equipment

Property, plant and equipment are stated at historical cost or deemed cost, less accumulated depreciation and impairment losses. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customer's premises and includes contractors' charges, materials and labour and related overheads directly attributable to the cost of construction.

Land and buildings, are stated at a deemed cost. Land and buildings, which were previously revalued on 31 December 2003, were frozen at deemed cost, based on their fair values at 1 April 2004, under IFRS 1 transition rules.

Depreciation

Depreciation is provided on property, plant and equipment (excluding land), on a straight-line basis, so as to write off their cost less residual amounts over their estimated economic lives. The estimated economic lives assigned to property, plant and equipment are as follows:

Asset Class	31 March 2005 Estimated Economic Life (Years)	31 March 2006 Estimated Economic Life (Years)
Buildings	40	40

Network Plant
Transmission Equipment Duct Overhead cable/poles Underground cable Other local network	20 10-15 14 15	20 10-15 14 6-8

Exchanges
Exchange line terminations Core hardware/operating software	8 3-4	8 3-4

Others	3-7	3-7

The group’s policy is to review the remaining economic lives and residual values of property, plant and equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life and residual value. This year’s review resulted in the adjustment of certain asset lives, as outlined in the table above. These changes were effected to more accurately reflect the asset lives in the industry.

Fully depreciated property, plant and equipment are retained in the cost of property, plant and equipment and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the income statement.

Assets in the course of construction

Assets in the course of construction represent the cost of purchasing, constructing and installing property, plant and equipment ahead of their own productive use. No depreciation is charged on assets in the course of construction. The estimated amount of interest incurred, based on the weighted average interest rate on outstanding borrowings, while constructing capital projects is capitalised.

Asset retirement obligations

The group has certain obligations in relation to the retirement of assets mainly poles, batteries and international cable. The group also has obligations to dismantle base stations and to restore the property owned by third parties on which the stations are situated after the stations are removed. The group capitalises the future discounted cash flows associated with these asset retirement obligations and depreciates these assets over the useful life of the related asset.

(m) Impairment

Assets that have an indefinite useful life, principally goodwill, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation and depreciation are also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(n) Capital grants

Grants from the government and other parties are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(o) Leased assets

The capital cost of property, plant and equipment acquired under finance leases is included in property, plant and equipment and depreciated over the shorter of the lease term and the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in current and non-current liabilities, as applicable, while the interest is charged to the income statement over the primary lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(p) Inventories

Inventories comprise consumable items and goods held for resale. Inventories are stated at the lower of cost and net realisable value. Cost is calculated on a weighted average basis and includes invoice price, import duties and transportation costs. Where necessary, write-downs in the carrying value of inventories are made for damaged, deteriorated, obsolete and unusable items on the basis of a review of individual items included in inventory.

(q) Trade receivables

Trade receivables are recognised initially at fair value and subsequently less any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or a financial re-organisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. All movements in the level of the provision required are recognised in the income statement.

(r) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments readily convertible to cash.

(s) Indefeasible rights of use ("IRU")

The group accounts for IRU contracts in the following manner:

(i) The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

(ii) The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight-line basis as an expense over a 7 year period.

(t) Employee benefits

(i) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments determined by periodic actuarial calculations to trustee-administered funds. The group operates both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate fund. Under defined contribution plans, the group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The amount recognised in the balance sheet in respect of defined benefit pension plans is the present value of the groups defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of AA corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses, arising from experience adjustments and changes in actuarial assumptions, in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Pre 1 January 1984, past-service costs are the responsibility of the Irish Minister for Finance. Post 1 January 1984, past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contributions to publicly or privately administered pension plans on a contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Share-based compensation

The group operates equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the group revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received on the exercise of share options net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii) Termination benefits

Termination benefits are payable when employment is terminated by the group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iv) Bonus plans

The group recognises a provision and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation.

(u) Provisions

Provisions for obligations relating to the disposal and dismantling of certain assets and related restoration requirements, onerous contracts on property, restructuring programme costs and legal claims are recognised when the group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(v) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w) Dividend distribution

Final dividend distributions to equity shareholders are recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the equity shareholders. Interim dividend distributions to equity shareholders are recognised as a liability in the group’s financial statements in the period in which the dividends are paid.

(x) Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

(y) Fair value estimation

Fair value is the amount for which an asset, liability or financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale. The fair value is determined based on quoted prices or by using valuation techniques such as discounted cash flow analysis.

The fair values of short-term deposits, floating-rate loans and overdrafts approximate to their carrying amounts.

6. Financial risk management

Financial risk factors

The group’s activities expose it to a variety of financial risks: market rate risk, credit risk and liquidity risk. Responsibility for managing these risks rests with the Board of eircom Group plc. It is, and has been throughout the period under review, the group’s policy not to trade in financial instruments.

The group conducts its business primarily in Ireland and, therefore, operating and investing cash flows are substantially denominated in euro. A limited level of foreign exchange risk arises in relation to a foreign subsidiary, capital expenditure denominated in foreign currencies and foreign exchange settlements with international third party telecommunications carriers.

(a) Market rate risk

Market rate risk is defined as the exposure of the group’s financial position to movements in interest and foreign exchange rates. The principal aim of managing these risks is to limit the adverse impact on shareholder value of movements in interest rates and foreign exchange rates.

The group uses derivative financial instruments to hedge these risk exposures. Derivative financial instruments are contractual agreements whose value reflects price movements in an underlying asset and liability. The group uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk.

The main derivatives used are interest rate swaps and currency swaps. It is group policy to hedge the majority of currency risk. The group seeks to manage the fixed/floating mix of its borrowings with the aim of controlling cost while mitigating its exposure to interest rate risk. The group achieves fixed rates on borrowings either directly through the use of fixed rate debt or indirectly through the use of interest rate swaps. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.

(b) Credit risk

Credit risks are mainly related to counterparty risks associated with trade and other debtors, prepayments, amounts owed by related companies, interest in debt securities and derivative contracts.

The group’s trade debtors are generated by a large number of customers, both private individuals and companies in various industries, mainly in Ireland and hence there is no significant concentration of credit risk. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis, including some processing of current credit information on subscribers from third-party sources.

The group is exposed to credit risk relating to its cash and cash equivalents. The group places its cash with highly rated financial institutions. The group’s policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The group has not experienced any losses on such accounts.

Transactions involving derivative contracts are managed by Irish Telecommunications Investment Limited (“ITI”); a wholly owned subsidiary, within a framework of limits approved by the Board, which restrict the group’s dealings to highly rated financial institutions.

(c) Liquidity risk

The objective of liquidity management is to ensure the availability of sufficient funds to meet the group’s requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines. The maturity profile of the group's debt is set out in Note 24.

(d) Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term-debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar instruments.

7. Critical Accounting Judgements and Estimates

Judgements and estimates are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Establishing lives for depreciation purposes of property, plant and equipment

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of the total assets. The annual depreciation charge depends primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on depreciation and amortisation charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis as asset lives are individually determined and there are a significant number of asset lives in use. The effect of the changes in asset lives, of a small number of our total assets, in the income statement for the year ended 31 March 2006 was an increase in the depreciation charge of €24 million. Detail of the useful lives is included in note 5(l). The impact of any change would vary significantly depending on the individual changes in assets and the classes of assets impacted.

(b) Establishing lives for amortisation purposes of intangible assets

The group has significant levels of intangible assets. The amortisation charge is dependent on the estimated lives allocated to each type of intangible asset. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives and the expected pattern of consumption of the future economic benefits embodied in the asset. Changes in asset lives can have a significant impact on amortisation charges for the period. The effect of the changes in asset lives in the income statement for the year was a decrease in the amortisation charge by €4 million. Detail of the useful lives is included in Note 5(d) and the related intangible assets are set out in Note 16.

(c) Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs

The group operates funded defined benefit schemes, which are independent of the group’s finances, for the majority of employees. Valuations of the main scheme are carried out on an annual basis by the actuaries to the schemes. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations and the unrecognised pension surplus or deficit at the date of the last valuation. The cost of these benefits and the present value of the pension liabilities depend on the assumptions made in respect of such factors as the life expectancy of the members of the scheme, the salary progression of current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. The group uses estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in the financial statements. Differences between assumptions made and actual experience and changes in assumptions made also impact on pension charges. The effect of changes in assumptions on the pension scheme valuation is contained in Note 37.

(d) Providing for doubtful debts

The group provides services to individuals and business customers on credit terms. The group expects that some debts due will not be paid as a result of the default of a small number of customers. The group uses estimates based on historical experience in determining the level of debts, which the group believes, will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact the operating results. Any significant reduction in the level of customers that default on payments or other significant improvements that resulted in a reduction in the level of bad debt provision would have a positive impact on the operating results. The level of provision required is reviewed on an ongoing basis.

(e) Providing for litigation, contingencies and other constructive obligations

The group is a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. The group reviews the current status of any pending or threatened proceedings with the group’s legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation, management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, the group recognise any loss that is considered probable and reasonably quantifiable as of the balance sheet date. In addition, the group provides for other items of an uncertain timing or amount, such as liabilities arising as a result of self-insurance and disputes with third parties, including regulatory authorities. These provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required and the timing of payments.

The group has onerous contracts associated with vacant offices and industrial leasehold properties and disposals relating to relocations. The group has estimated the future cash outflows arising from these onerous contracts. The estimation of outflows includes judgements in respect of the sub-let of certain of the properties. If the group were unable to sublet the properties for the duration of the leases an additional provision of €16.3 million would be required in the financial statements.

(f) Making appropriate medium-term assumptions on asset impairment reviews

The group undertakes a review for impairment annually or if events or circumstances indicate that the carrying amount may not be recoverable. Factors which the group consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3)

results of fair market valuations performed. These impairment charges under IFRS are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the recoverable amount of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

(g) Assessing the level of interconnect income from and payments to other telecommunications operators

The group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions. Changes in the estimates directly affect revenue, operating costs and profit.

(h) Asset retirement obligations

The group has certain obligations in relation to the retirement of assets mainly poles, batteries and international cable. The group also has obligations to dismantle base stations and to restore the property owned by third parties on which the stations are situated after the stations are removed. Significant judgement is required in determining the cash flows associated with these retirement obligations as some of the cash flows are anticipated up to 20 years in the future.

8. Business combinations

On 23 November 2005, the group acquired 100% of the share capital of Meteor Ireland Holdings, LLC, a company incorporated in Delaware, the holding company of Meteor Mobile Communications Limited, a mobile telecommunications company operating in Ireland. The acquired business contributed revenues of €87 million and net loss of €11 million to the group for the period 23 November 2005 to 31 March 2006. The fair values used are provisional.

If the acquisition had occurred on 1 April 2005, group revenue would have been €221million (unaudited), and loss before allocations would have been €60 million (unaudited). These amounts have been calculated using the group’s accounting policies and by adjusting the results of the subsidiary to reflect the depreciation and amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 April 2005, together with the consequential tax effects.

Details of net assets acquired and goodwill are as follows:

€’m
Purchase consideration:
- Cash paid by parent company	218
- Cash paid by subsidiary undertaking	201
- Direct costs relating to the acquisition	11

Total purchase consideration	430

Fair value of net assets acquired	(196)

Goodwill (Note 15)	234

The goodwill is attributable to the high growth rate and anticipated profitability of the acquired business.

The assets and liabilities arising from the acquisition are as follows:

	Fair Value €’m	Acquiree’s Carrying Value €’m
Cash and cash equivalents	2	2
Property, plant and equipment (Note 17)	98	136
Goodwill	—	33
Trademarks (included in other intangible assets) (Note 16)	22	—
Customer relationships (included in other intangible assets) (Note 16)	49	—
Licences (included in other intangible assets) (Note 16)	52	13
Receivables	45	45
Payables	(59)	(59)
Provisions for other liabilities and charges (Note 28)	(4)	(4)
Net deferred tax liabilities (Note 27)	(9)	—

Net assets acquired	196	166

€’m
Purchase consideration settled in cash	212
Cash and cash equivalents in subsidiary acquired	(2)

Cash outflow on acquisition	210

There were no acquisitions in the year ended 31 March 2005.

9. Segment information

Primary reporting format – business segments

The group provides communications services, principally in Ireland. The group is organised into two main business segments:

(a) Fixed line; and

(b) Mobile

The segment results for the year ended 31 March 2006:

	Fixed line €’m	Mobile €’m	Inter-segment €’m	Group €’m
Revenue	1,618	87	(12)	1,693

Operating profit / Segment result	246	(12)	—	234
Finance costs				(131)
Finance income				25
Share of profit of associates				1

Profit before income tax				129
Income tax expense				(30)

Profit for the year				99

The segment results for the year ended 31 March 2005:

	Fixed line €’m	Mobile €’m	Inter-segment €’m	Group €’m
Revenue	1,598	—	—	1,598

Operating profit / Segment result	214	—	—	214
Finance costs				(139)
Finance income				12
Share of profit of associates				1

Profit before income tax				88
Income tax expense				(9)

Profit for the year				79

Other segment items included in the income statement are as follows:

	31 March 2005			31 March 2006
	Fixed line €’m	Mobile €’m	Group €’m	Fixed line €’m	Mobile €’m	Group €’m
Amortisation (Note 16)	20	—	20	9	6	15
Depreciation (Note 17(b))	296	—	296	308	10	318
Restructuring programme costs	66	—	66	30	—	30
Impairment of inventory (Note 21)	1	—	1	—	1	1
Impairment of trade receivables recognised (Note 22)	13	—	13	17	2	19
Reversal of trade receivable impairments (Note 22)	(2)	—	(2)	(18)	—	(18)

The segment assets and liabilities and capital expenditure are as follows:

	31 March 2006
	Fixed line €’m	Mobile €’m	Unallocated €’m	Group €’m
Assets	3,495	503	202	4,200
Investments in associates	—	—	—	—

Total assets	3,495	503	202	4,200

Liabilities	1,078	77	2,585	3,740

Capital expenditure:
Intangible assets
- Arising on acquisition (Note 16)	—	123	—	123

- Other expenditure (Note 16)	16	—	—	16

Property, plant and equipment
- Arising on acquisition (Note 17)	—	98	—	98

- Other expenditure (Note 17)	234	16	—	250

	31 March 2005
	Fixed line €’m	Mobile €’m	Unallocated €’m	Group €’m
Assets	3,497	—	199	3,696
Investments in associates	—	—	1	1

Total assets	3,497	—	200	3,697

Liabilities	924	—	2,616	3,540

Capital expenditure:
Intangible assets (Note 16)	13	—	—	13

Property, plant and equipment (Note 17)	204	—	—	204

Segment assets consist primarily of property, plant and equipment, goodwill and other intangible assets, inventories, receivables and operating cash. They exclude deferred taxation, investments and derivatives designated as hedges of borrowings.

Segment liabilities comprise operating liabilities and provisions for liabilities and other charges. They exclude items such as taxation, corporate borrowings and related hedging derivatives.

Capital expenditure comprises additions to intangible assets (Note 16) and property, plant and equipment (Note 17), including additions resulting from acquisitions through business combinations (Note 8).

Secondary reporting format – geographical segments

The group’s fixed line business segment operates in two geographical areas, Ireland and the United Kingdom. The United Kingdom does not constitute a separately reportable segment as it represents less than 10% of fixed line turnover.

10. Operating costs

	2005 €’m	2006 €’m
Staff costs:
Wages and salaries	367	367
Social welfare costs	14	16
Share options granted to directors and employees	1	2
Pension costs – defined contribution plans	3	5
Pension costs – defined benefit plans	37	82

	422	472
Staff costs capitalised	(58)	(62)

Net staff costs included in operating costs	364	410
Other operating costs:
Payments to telecommunications operators	298	328
Purchase of goods for resale, commission and related costs	81	104
Materials and services	52	49
Other network costs	28	28
Accommodation	53	73
Sales and marketing	34	58
Transport and travel	18	20
IT costs	15	15
Provision for impaired receivables	11	1
Other costs	48	62

Total other operating costs	638	738

Total operating costs excluding amortisation, depreciation and restructuring programme costs	1,002	1,148
Amortisation (Note 16)	20	15
Depreciation (net) (Note 17)	296	318
Restructuring programme costs	66	30
Profit on disposal of property and investments (Note 11)	—	(52)

Total operating costs	1,384	1,459

(a) Operating costs are stated after charging:
	2005 €’m	2006 €’m
Research costs	1	1

Hire of plant and machinery	3	3

Other operating lease rentals	20	38

Net exchange gain on foreign currency borrowings less deposits	—	—

(b) Services provided by the group’s auditor and network firms

The group obtained the following services from the group’s auditor at costs as detailed below:
	2005 €’m	2006 €’m
Audit services
Statutory audit	0.6	1.0
Other audit related services (including non-statutory audits)	0.7	0.7
Audit related regulatory reporting	2.3	1.5

	3.6	3.2
Further assurance services	0.3	1.6
Tax advisory services	0.1	0.1

	4.0	4.9

Total services, included in the table above, in the amount of €0.8 million have not been included in operating costs as they relate to audit related and other services provided by the auditors in respect of the group’s acquisition of Meteor. The costs associated with the acquisition of Meteor have been capitalised thereby increasing goodwill in the consolidated balance sheet.

(c) Directors’ Remuneration

	2005 €’m	2006 €’m
Emoluments
- for services as Directors	0.8	0.8
- for other services	3.4	3.7
- pension contributions	0.5	0.5

	4.7	5.0

11. Profit on disposal of property and investments

	2005 €’m	2006 €’m
Profit on disposal of property	—	48
Profit on disposal of investments	—	4

	—	52

12. Finance costs - net

	2005 €’m	2006 €’m
(a) Finance costs:
Interest payable on bank loans and other debt	132	129
Amortisation of issue costs of bank loan and other debt	4	5
Debt issue costs write off	(1)	—
Fair value losses on financial asset associated with temporary income stream annuity (“TIS”)	11	2
Finance lease interest	—	1
Capitalised interest on property, plant and equipment	(7)	(6)

	139	131

(b) Finance income:
Interest income	(7)	(10)
Fair value gain on financial liability associated with temporary income stream annuity (“TIS”)	(5)	(15)

	(12)	(25)

Exchange differences arising on foreign currency borrowings
Unrealised (gains)/losses	(12)	13
Hedging contract losses/(gains)	12	(13)

Finance costs - net	127	106

The rate applied to capitalised interest is 5.9% (2005: 5.6%).

13. Income tax expense

	2005 €’m	2006 €’m
(a) Recognised in the income statement
Current tax expense
Current year	20	35
Adjustments for prior years	(4)	8

	16	43
Deferred tax expense
Origination and reversal of temporary difference (Note 27)	(7)	(13)

Total income tax expense in income statement	9	30

(b) Reconciliation of effective tax rate

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows: -

	2005 €’m	2006 €’m
Profit before tax	88	129

Tax calculated at Irish tax rates	11	16

Effects of:-
Non deductible expenses	2	5
Utilisation of losses forward	(1)	—
Income taxable at higher rate	1	1
Adjustment in respect of prior periods	(4)	8

Tax charge for year (Note 13(a))	9	30

The weighted average applicable tax rate was 12.5% (2005: 12.5%).

14. Dividends

	2005 €’m	2006 €’m
Paid interim dividend of €Nil (2005: €0.297) per share	107	—
Declared final dividend of €Nil (2005: €0.425) per share	153	—

	260	—

15. Goodwill

	2005 €’m	2006 €’m
At 1 April 2005	761	761
Additions (Note 8)	—	234

At 31 March 2006	761	995

Accumulated amortisation

At 1 April 2005 and 31 March 2006	92	92

Net book value at end of year	669	903

There are no accumulated impairments on goodwill. Following the introduction of IFRS 3 “Business Combinations” from 1 April 2004, goodwill is no longer subject to amortisation, but is tested for impairment annually.

Impairment test of goodwill

Substantial goodwill amounts are allocated to the cash generating units below. Apart from goodwill no intangible assets with an indefinite useful life are recognised in the balance sheet.

The	allocation of goodwill to the cash generating units is as follows:

	2005 €’m	2006 €’m
Fixed line	669	669
Mobile	—	234

Total	669	903

The value of goodwill was tested in the fourth quarter after business planning had been completed. In 2006 and 2005 no impairments were recorded or reversed.

The valuation methods and significant assumptions for the impairment test are presented below:

Fixed line

The recoverable amount of the cash-generating unit was calculated on the basis of value in use, using the discounted cashflow (DCF) method. Future cashflows were forecasted in line with the one year business plan approved by the Board of Directors. The discount rate on the scheduled pre tax weighted average cost of capital (WACC) was 8.5%. The terminal value was calculated using a long-term growth rate of nil from 31 March 2007. eircom considers the business plan and long-term projections to be reasonable in view of the anticipated performance of the Irish economy. Sensitivity analysis using a higher discount rate of 9.5% was also performed which would not lead to an impairment.

Mobile

The recoverable amount of the cash-generating unit was calculated on the basis of value in use, using the discounted cashflow (DCF) method. Future cashflows were forecasted in line with the five-year business plan approved by the Board of Directors. The discount rate on the scheduled pre tax WACC was 11.5%. The terminal value was calculated using a long-term growth rate of nil. eircom considers the business plan and long-term projections to be reasonable in view of the anticipated performance of the Irish economy. Sensitivity analysis using a higher discount rate of 12.5% was also performed which would not lead to an impairment.

16. Other intangible assets

			Intangible assets from acquisitions
	Computer software	Monitoring contracts	Trademarks	Contracts and related customer relationships	License	Total
	€’m	€’m	€’m	€’m	€’m	€’m
Cost
At 1 April 2004	94	—	—	—	—	94
Additions	11	2	—	—	—	13

At 31 March 2005	105	2	—	—	—	107

Arising on acquisition (Note 8)	—	—	22	49	52	123
Additions	14	2	—	—	—	16
Disposals/retirements	(5)	—	—	—	—	(5)

At 31 March 2006	114	4	22	49	52	241

Amortisation
At 1 April 2004	70	—	—	—	—	70
Charge for the year	20	—	—	—	—	20

At 31 March 2005	90	—	—	—	—	90

Charge for the year	8	1	1	4	1	15
Disposals/retirements	(5)	—	—	—	—	(5)

At 31 March 2006	93	1	1	4	1	100

Net Book Value at 31 March 2006	21	3	21	45	51	141

Net Book Value at 31 March 2005	15	2	—	—	—	17

Computer software relates to internal and external capitalised software development costs. Certain computer software asset lives were increased from 3 to 4 years following a review of asset lives by the group. The effect of the changes in the income statement for the year was a decrease in the amortisation charge of €4 million.

Monitoring contracts relates to purchased monitoring contracts in our residential security systems operation.

Intangible assets from acquisitions relate to intangible assets resulting from the acquisition Meteor (Note 8).

Amortisation of €15 million (2005: €20 million) is included in the income statement.

The following useful lives have been determined for the intangible assets acquired during the year:

Years
Computer software	3 - 4

Monitoring contracts	3

Intangible assets from acquisitions:
Prepaid customer relationships	2
Postpaid customer relationships	7
Roaming customer relationships	10
Brand	12
GSM License	25

17. Property, plant and equipment

(a)	Land & Buildings	Network Plant & Equipment	Total
	€’m	€’m	€’m
Cost or Valuation
At 1 April 2004	499	2,494	2,993

Additions	13	191	204
Disposals/retirements	(3)	(1)	(4)

At 31 March 2005	509	2,684	3,193

Acquisition of subsidiary (Note 8)	—	98	98
Additions	14	236	250
Disposals/retirements	(12)	(18)	(30)

At 31 March 2006	511	3,000	3,511

Accumulated Depreciation
At 1 April 2004	51	814	865

Charge for year (Note 17 (b))	17	280	297
Disposals/retirements	—	(1)	(1)

At 31 March 2005	68	1,093	1,161

Charge for year (Note 17 (b))	15	305	320
Disposals/retirements	(1)	(18)	(19)

At 31 March 2006	82	1,380	1,462

Total Net Book Value at 31 March 2006	429	1,620	2,049

Total Net Book Value at 31 March 2005	441	1,591	2,032

The group’s policy is to review the remaining economic lives and residual values of property, plant and equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life and residual value. This year’s review resulted in the adjustment of asset lives, as outlined in Note 5(l). These changes were effected to more accurately reflect the asset lives in the industry as a result of development in the industry and the group's plans during the current year. The effect of the changes in the income statement for the year was an increase in the depreciation charge of €24 million. The last valuation of Land & Buildings was carried out by Lisney, Estate Agents, auctioneers and Valuers, as at 31 December 2003.

The group has capitalised interest costs of €6 million (2005: €7 million) that are directly attributable to the construction of qualifying property, plant and equipment. The rate applied to capitalised interest is 5.9% (2005: 5.6%).

(b) The depreciation charged in the income statement is net of capital grants amortised during the year as follows:-

	2005 €’m	2006 €’m
Depreciation	297	320
Amortisation of capital grants (Note 26)	(1)	(2)

	296	318

(c) Analysis of net book value of land and buildings is as follows:-

	2005 €’m	2006 €’m
Freehold	299	312
Leasehold:
Over 50 years unexpired	108	94
Under 50 years unexpired	34	23

	441	429

(d)	Included in property, plant and equipment is plant and equipment acquired under finance leases as follows:-

	2005	2006
	€’m	€’m
Cost	63	74
Accumulated depreciation	(48)	(61)

Net book value	15	13

Depreciation charge for the year	11	13

(e)	Assets in course of construction

Included in property, plant and equipment are assets in the course of construction of €90 million (2005: €85 million).

18. Investments in associates

	Group		Company
	2005 €’m	2006 €’m	2005 €’m	2006 €’m
At beginning of year	—	1	—	—
Share of profit after tax of associates	1	1	—	—
Disposal of associate	—	(2)	—	—

At end of year	1	—	—	—

The group share of the results of its principal associates, all of which are unlisted, and its share of the assets and liabilities are as follows:

	Assets €’m	Liabilities €’m	Revenues €’m	Profit €’m	Interest held %
2005
Beacon Integrated Solutions Limited	—	—	—	—	49%
Telecom Engineering Services Limited	6	5	18	1	35%
Altion Limited	—	—	1	—	33%
Buy4Now Limited	—	—	1	—	22%

	6	5	20	1

2006
Altion Limited	—	—	1	—	33%
Telecom Engineering Services Limited	—	—	15	1	35%
Buy4Now Limited	—	—	1	—	22%

	—	—	17	1

During the year ended 31 March 2006 the group share (35%) of Telecom Engineering Services Limited was sold for a consideration of €2.1 million.

Other than profit and the group's share of assets of associates, no amounts are included in the consolidated financial statements.

The group has no unrecognised losses relating to associates.

19. Financial asset at fair value through income statement

	2005 €’m	2006 €’m
Non-current assets
Financial asset associated with temporary income stream annuity (“TIS”)	50	53

Current assets
Financial asset associated with temporary income stream annuity (“TIS”)	22	17

	72	70

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. The assets set aside to fund the payment stream at the balance sheet date are recognised under “financial asset at fair value through income statement” and the liability is recognised under “provisions for other liabilities and charges”.

Financial assets at fair value through income statement are presented within the section on operating activities as part of changes in working capital in the cash flow statement (Note 33). These assets are not classified as held for trading but were designated at fair value through income statement at inception.

20. Other assets

	2005 €’m	2006 €’m
Non-current assets
Lease receivable	118	105

Current assets
Lease receivable	9	25

	127	130

Two subsidiaries within the group are party to a financing transaction under which lease receivable balances equal lease obligation balances. These are shown gross on the balance sheet. The lease receivable balance is recognised under “other assets” and the lease obligation is recognised under “borrowings”.

21. Inventories

	2005 €’m	2006 €’m
Network development and maintenance stocks	6	5
Consumable and other stocks	5	8

	11	13

The cost of inventories recognised as an expense and included in “operating costs” amounted to €74 million (2005: €52 million). The net replacement cost of stocks is not expected to be materially different from that shown above.

The group has recognised a loss of €1 million (2005: €1 million) for the impairment of its inventories during the year ended 31 March 2006. The group has not used provision for impaired inventories during the year ended 31 March 2006. The creation and usage of provision for impaired inventories has been included in “operating costs” in the income statement.

22. Trade and other receivables

	2005 €’m	2006 €’m
Amounts falling due within one year:
Trade receivables	283	284
Less: Provision for impairment of receivables	(73)	(36)

Trade receivables - net	210	248
Prepayments and accrued income	93	103
Amounts due from parent undertaking	30	30

	333	381

The fair values of trade and other receivables approximate to their carrying amounts.

There is no concentration of credit risk with respect to trade receivables due to the group’s customer base being large in number and unrelated. Due to this, management believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.

The group has recognised a provision of €19 million (2005: €13 million) for the impairment of its trade receivables during the year ended 31 March 2006. The group reversed provisions for impaired receivables of €18 million (2005: €2 million) during the year ended 31 March 2006. The group has used provision for impaired receivables of €38 million (2005: €8 million) during the year ended 31 March 2006. The creation and usage of provision for impaired receivables have been included in “operating costs” in the income statement.

23. Cash and cash equivalents

	2005 €’m	2006 €’m
Cash and cash equivalents	245	377

The book value of cash and cash equivalents approximates their fair value. The effective interest rate on short term bank deposits was 2% (2005:2%), these deposits have an average maturity of 4 days.

24. Borrowings

	Book Value		Fair Value
	2005 €’m	2006 €’m	2005 €’m	2006 €’m
Non-current liabilities
Bank borrowings (Senior Credit Facility)	1,180	1,040	1,180	1,040
7.25% Senior notes due 2013 (listed)	550	550	615	600
8.25% Senior subordinated notes due 2013 (listed)	478	491	533	539

	2,208	2,081	2,328	2,179
Debt issue costs	(39)	(34)	—	—

	2,169	2,047	2,328	2,179
Finance leases – defeased	118	105	118	105
Finance leases	—	5	—	5

Borrowings	2,287	2,157	2,446	2,289

Current liabilities
Bank borrowings (Senior Credit Facility)	70	140	70	140
Debt issue costs	(2)	(2)	—	—

	68	138	70	140
Finance leases – defeased	9	25	9	25
Finance leases	—	3	—	3

Borrowings	77	166	79	168

Total Borrowings	2,364	2,323	2,525	2,457

The Senior Credit Facility €1,180 million (2005: €1,250 million) is secured, amongst other things, by a pledge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI. The group can repay these borrowings at any time.

The senior notes are unsecured senior obligations of Valentia Telecommunications. eircom Limited guarantee the senior notes on a senior unsecured basis. The senior subordinated notes are unsecured senior obligations of eircom Funding. eircom Limited, eircom Group plc and Valentia Telecommunications guarantee the senior notes on a senior subordinated basis. There are financial penalties involved in any early repayment of these notes and also there are certain limitations on the extent to which the company can repay these notes.

Two subsidiaries within the group are party to a financing transaction under which lease receivable balances equal lease obligation balances. These are shown gross on the balance sheet. The lease obligation is recognised under “borrowings” and the lease receivable balance is recognised under “other assets”. These borrowings are secured over the leased assets.

The fair values of borrowings are based on market prices or discounted cash flows where the discount rate reflects the risks inherent in each type of borrowing. The carrying amounts of current liabilities and assets are deemed to approximate their fair value. See Note 25 for the fair value of derivative instruments entered into in relation to these borrowings.

Maturity of financial borrowings

The maturity profile of the carrying amount of the group’s borrowings is set out below.

	Within	Between	Between	After
	1 Year	1 & 2 Years	2 & 5 Years	5 Years	Total
	€’m	€’m	€’m	€’m	€’m
Borrowings:	70	140	1,040	—	1,250
7.25% Senior notes due 2013 (listed)	—	—	—	550	550
8.25% Senior subordinated notes due 2013 (listed)	—	—	—	478	478

	70	140	1,040	1,028	2,278
Debt issue costs	(2)	(2)	(4)	(33)	(41)

	68	138	1,036	995	2,237
Finance leases – defeased	9	29	89	—	127

At 31 March 2005	77	167	1,125	995	2,364

Borrowings:	140	140	900	—	1,180
7.25% Senior notes due 2013 (listed)	—	—	—	550	550
8.25% Senior subordinated notes due 2013 (listed)	—	—	—	491	491

	140	140	900	1,041	2,221
Debt issue costs	(2)	(2)	(1)	(31)	(36)

	138	138	899	1,010	2,185
Finance leases – defeased	25	36	69	—	130
Finance leases	3	5	—	—	8

At 31 March 2006	166	179	968	1,010	2,323

Interest accrued on borrowings as at 31 March 2006 is €21 million (2005: €13 million). This is included in accruals in Note 29.

The effective interest rates at the balance sheet date were as follows:

	31 March 2005		31 March 2006
	€	US$	€	US$
Bank borrowings	3.60%	—	3.71%	—
Senior notes	7.25%	—	7.25%	—
Senior subordinated notes	8.25%	8.25%	8.25%	8.25%
Finance leases – defeased	8.20%	—	8.20%	—
Finance leases	—	—	4.60%	—

The weighted average life of the fixed rate debt and swaps is set out in the following table:-

		Weighted Average Residual Maturity in Years of Fixed-Rate
		2005	2006
Underlying debt		8.4	7.4

Swaps:	we receive fixed interest	—	—

	we pay fixed interest	2.0	1.0

Exposure to interest rate changes

The exposure of the group’s borrowings to interest rate changes based on debt maturity at the balance sheet date are as follows:

	2005	2006
	€’m	€’m
6 months or less	—	40
6-12 months	41	40
1-5 years	701	595
Over 5 years	—	—

	742	675

Finance lease liabilities – minimum lease payments

	31 March 2005		31 March 2006
	€’m	€’m	€’m	€’m
	Defeased	Non-defeased	Defeased	Non-defeased
No later than 1 year	11	—	31	4
Later than 1 year and not later than 5 years	135	—	116	5

	146	—	147	9
Future finance charges	(19)	—	(17)	(1)

Present value of finance lease liabilities	127	—	130	8

Borrowing facilities

The group has a €150 million committed floating rate borrowing facility expiring in March 2009 which was undrawn at 31 March 2006. All conditions precedent had been met at 31 March 2006.

In addition the group has €8.25 million, Stg£3.5 million and US$3 million of overdraft facilities that are subject to annual review.

Currency

The group’s borrowings are denominated in the following currencies:

	2005	2006
	€’m	€’m
Euro	2,171	2,117
US dollar	193	206

	2,364	2,323

25. Derivative financial instruments

	31 March 2005		31 March 2006
	Book Value	Fair Value	Book Value	Fair Value
	€’m	€’m	€’m	€’m
Current assets
Interest rate swaps	—	—	2	2

	—	—	2	2

Non-current liabilities
Currency swaps	32	57	39	39

	32	57	39	39

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability, if the maturity of the hedged item is less than 12 months.

Currency swaps

At 31 March 2006, the group had currency swap contracts of USD $250 million, euro equivalent €225 million, (2005: USD $250 million, euro equivalent €225 million) outstanding which are used to cover 100% of our dollar denominated senior subordinated notes (Note 24). The euro equivalent at 31 March 2006 of USD $250 million is €206 million (2005: €193 million).

Gains and losses recognised in the cash flow hedging reserve in equity (Note 31) on forward foreign exchange contracts as of 31 March 2006 will be continuously released to the income statement at various dates until 2013.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31 March 2006 was €500 million (2005: €500 million) and are used to cover a portion of our floating rate borrowings. At 31 March 2006, the fixed interest rate was 2.6318% (2005: 2.6318%) and the floating rate was based on Euribor. Gains and losses recognised in the cash flow hedging reserve in equity (Note 31) on interest rate swaps as of 31 March 2006 will be released to the income statement within one year of the balance sheet date.

26. Capital grants

	2005	2006
	€’m	€’m
Received/ receivable
At beginning of year	23	23
Received/receivable during year	—	—

At end of year	23	23

Amortisation
At beginning of year	13	14
Credit for the year	1	2

At end of year	14	16

Net book value at end of year	9	7

The capital grants received by the group relate to programmes to develop the Irish telecommunications infrastructure and were sponsored by the European Union.

27. Deferred tax liabilities

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The group has unrecognised deferred tax assets at 31 March 2006 of €27 million. A valuation provision has been included in respect of the full amount of these deferred tax losses. The losses are only available for offset in the entity that incurred the losses and there is no expiry date.

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets 2006	Liabilities 2006	Net 2006
	€’m	€’m	€’m
Property, plant and equipment	—	(186)	(186)
Deferred revenue	5	—	5
Provisions	2	—	2
Other items - pension	—	(17)	(17)
Arising on acquisition (Note 8)	—	(9)	(9)

	7	(212)	(205)

	Assets 2005	Liabilities 2005	Net 2005
	€’m	€’m	€’m
Property, plant and equipment	—	(201)	(201)
Deferred revenue	8	—	8
Provisions	8	—	8
Other items - pension	—	(24)	(24)

	16	(225)	(209)

The movement in deferred tax assets and liabilities during the year is as follows:

	1 April 2005	Recognised in income credit/(charge)	Arising on acquisition	Recognised in equity	31 March 2006
	€’m	€’m	€’m	€’m	€’m
Property, plant and equipment	(201)	15	—	—	(186)
Deferred revenue	8	(3)	—	—	5
Provisions	8	(6)	—	—	2
Other items—pension	(24)	7	—	—	(17)
Arising on acquisition (Note 8)	—	—	(9)	—	(9)

	(209)	13	(9)	—	(205)

	1 April 2004	Recognised in income credit/(charge)	Arising on acquisition	Recognised in equity	31 March 2005
	€’m	€’m	€’m	€’m	€’m
Property, plant and equipment	(207)	6	—	—	(201)
Deferred revenue	7	1	—	—	8
Provisions	10	(2)	—	—	8
Other items - pension	(26)	2	—	—	(24)

	(216)	7	—	—	(209)

All of the deferred tax assets recognised in the financial statements were available for offset against deferred tax liabilities and hence the net deferred tax provision at 31 March 2006 was €205 million (2005: €209 million).

28. Provisions for other liabilities and charges

	TIS Annuity Scheme	Onerous Contracts	Other	Total
	€’m	€’m	€’m	€’m
At 1 April 2005	150	4	70	224
Charged/(credited) to consolidated income statement:
- Additional provisions	—	13	10	23
- Unused amounts reversed	—	—	(11)	(11)
Increase in provision and capitalised as asset retirement obligation	—	—	5	5
Arising on acquisition (Note 8)	—	—	4	4
Transfer from accruals	—	—	5	5
Utilised in the year	(15)	(1)	(9)	(25)

At 31 March 2006	135	16	74	225

Provisions have been analysed between current and non-current as follows:

	2005	2006
	€’m	€’m
Current	23	37
Non-current	201	188

	224	225

Temporary income stream (“TIS”) annuity scheme

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. The group estimates the liability as the present value of the fixed payment stream due to employees. The annuity liability is recognised under “provisions for other liabilities and charges” and the asset is recognised under “financial asset at fair value through income statement”. At 31 March 2006, the remaining TIS annuity scheme provision is expected to be utilised over a period of 7 years.

Onerous Contracts

In the year ended 31 March 2006, the group has onerous contracts in relation to leases on vacant properties and leasehold disposals relating to the relocation to new corporate headquarters. At 31 March 2006, the liability is expected to be discharged over a period of 1 to 10 years.

Other

The group is self insured in respect of certain personal injury and damage claims. There is a provision for the estimated cost of incidents which have occurred up to 31 March 2006, based on a case by case review with actuarial assistance. The payments will be made as the cases are settled. The group also has a provision for costs arising from certain compliance matters including certain obligations in relation to the retirement of assets mainly poles, batteries, international cable and dismantling and restoration of mobile antenna sites. It is expected that most of these costs will be paid during the period 2006 to 2025 and these anticipated cash flows are discounted using a real rate of return of circa 3%. There was a release of €11 million (2005: €7 million) in relation to a provision for costs arising from certain compliance matters and self insured claims in the year ended 31 March 2006.

29. Trade and other payables

	2005	2006
	€’m	€’m
Current liabilities
Trade payables	81	103
Amounts owed to parent undertaking	—	169
Other tax and social security payable	30	30
Accruals	345	345
Deferred income	130	171
Dividends payable to parent undertaking	105	105

	691	923

The amounts due to group undertakings are unsecured, interest free and repayable on demand.

30. Share Capital

	2005 Authorised €’m	2005 Issued & Fully Paid €’m	2006 Authorised €’m	2006 Issued & Fully Paid €’m

Ordinary Share Capital
Ordinary Shares of €1 each
Authorised - 630,001,000 (2005: 630,001,000)	630		630
Issued - 359,940,106 (2005: 359,940,106)		360		360

	630	360	630	360

There were no alterations to the authorised and issued share capital of the company during the year ended 31 March 2006.

Share options and awards

eircom Group Executive Share Option Plan

Certain senior executives hold options to subscribe for 53,465 Ordinary Shares in the company’s parent, eircom Group plc at €1.164 per share under the eircom Group Executive Share Option Plan approved by the shareholders in September 2003. These options were required to be exercised by 24 March 2005 but some individuals were unable to exercise their options on or before this date. In the year ended 31 March 2006, all the remaining options have been exercised.

Movements in the number of share options outstanding and their related exercise prices are as follows:

	31 March 2005		31 March 2006
	Exercise price in € per share	Options	Exercise price in € per share	Options
At beginning of year	1.164	2,247,705	1.164	53,465
Exercised	1.164	(2,177,700)	1.164	(53,465)
Lapsed	1.164	(16,540)	—	—

At end of year	1.164	53,465	—	—

The related weighted average price at the time of exercise was €1.88 (2005: €1.50) per share.

eircom Group Employee Share Option Plan –Tranche 1

Certain executive directors and senior executives hold options to subscribe for Ordinary Shares in the company at €1.3575 per share under the eircom Group Employee Share Option Plan approved by the shareholders. The exercise of options will be determined by reference to a performance target measured over a three-year period to 31 March 2007 and, provided the performance targets are met, the options are exercisable from 22 June 2007 to 22 June 2014.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	31 March 2005		31 March 2006
	Average exercise price in € per share	Options	Average exercise price in € per share	Options
At beginning of year	—	—	1.50	8,349,453
Granted	1.50	8,402,442	—	—
Cancelled	—	—	1.50	(927,897)
Lapsed	1.50	(52,989)	—	—

	1.50	8,349,453	1.50	7,421,556
Rebased following rights issue	—	—	1.3575	779,264
Cancelled	—	—	1.3575	(153,240)
Exercised	—	—	1.3575	(25,933)

At end of year	1.50	8,349,453	1.3575	8,021,647

Out of the 8,021,647 outstanding share options (2005: 8,349,453 options), none were exercisable in the year ended 31 March 2006. The options which were exercised became exercisable under the “good leaver” provisions of the Plan and were approved by the Remuneration Committee.

eircom Group Employee Share Option Plan – Tranche 2

Certain executive directors and senior executives hold options to subscribe for Ordinary Shares in the company at €2.205 per share under the eircom Group Employee Share Option Plan approved by the shareholders. The exercise of these options will be determined by reference to a performance target measured over a three-year period to 31 March 2008 and, provided the performance targets are met, the options are exercisable from 7 October 2008 to 7 October 2015.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	31 March 2005		31 March 2006
	Average exercise price in € per share	Options	Average exercise price in € per share	Options
At beginning of year	—	—	—	—
Granted	—	—	2.205	6,041,509
Cancelled	—	—	2.205	(52,564)

At end of year	—	—	2.205	5,988,945

Out of the 5,988,945 outstanding share options (2005: nil options), none were exercisable in the year ended 31 March 2006.

eircom Group Key Executive Share Award Plan

During the year ended 31 March 2004, certain directors and senior management were awarded 1,472,198 free shares under the eircom Group Key Executive Share Award Plan. These shares were to vest in equal portions in March 2005 and March 2006. The portion to vest in March 2005 did not vest until the year ended 31 March 2006. The portion to vest in March 2006 did not vest and it is anticipated that these will vest during the year ended 31 March 2007.

Movements in the number of share awards outstanding are as follows:

	31 March 2005		31 March 2006
	Exercise price in € per share	Awards	Exercise price in € per share	Awards
At beginning of year	0.10	1,472,198	—	1,472,198
Exercised	—	—	—	(742,861)
Rebased following rights issue	—	—	—	83,893

At end of year	0.10	1,472,198	—	813,230

Out of the 813,230 outstanding share awards (2005: 1,472,198), nil awards (2005: 1,472,198) were exercisable in the year ended 31 March 2006. The related weighted average price at the time of exercise was €2.03 (2005: nil) per share.

Share options and awards outstanding at the end of the year have the following expiry date and exercise prices:

Year of grant	Exercise price in € per share	Exercise period	31 March 2005	31 March 2006
31 March 2004 – Share options	1.164	2004 –2005	53,465	—
31 March 2004 – Share awards	0.10	2005 –2006	1,472,198	813,230
31 March 2005 – Share options	1.3575 (1.50 prior to rights issue)	2007 –2014	8,349,453	8,021,647
31 March 2006 – Share options	2.205	2008 –2015	—	5,988,945

			9,875,116	14,823,822

The fair value of options granted during the period, determined using the Black-Scholes valuation model, was €1.37 million (2005: €0.85 million). The significant inputs into the model were share price of €2.205 (2005: €1.50) at the grant date which equalled the exercise price, standard deviation of expected share price returns of 23% (2005: 19%), dividend yield of 6.18% (2005: 7.33%), option life disclosed above, and annual risk-free interest rate of 3.385% (2005: 4.5%). The volatility, measured at the standard deviation of expected share price returns, is based on statistical analysis of daily share prices over the past two years.

31. Reserves

	Equity share capital	Capital contribution reserve	Cash flow hedging reserve	Retained earnings	Total equity
	€’m	€’m	€’m	€’m	€’m
Balance at 1 April 2004	360	220	-	(243)	337

Profit for the year	—	—	—	79	79
Share option scheme	—	—	—	1	1
Dividends paid and payable to equity shareholders	—	—	—	(260)	(260)

Balance at 31 March 2005	360	220	—	(423)	157

Effect of adoption of IAS 32 & IAS 39	—	—	(25)	—	(25)

Balance at 1 April 2005	360	220	(25)	(423)	132
Cash flow hedges, net of tax	—	—	7	—	7
Currency translation differences	—	—	—	1	1
Profit for the year	—	—	—	99	99
Share option scheme	—	—	—	2	2
Capital contribution	—	219	—	—	219

Balance at 31 March 2006	360	439	(18)	(321)	460

Meteor received a capital contribution of €219 million from its ultimate parent company, eircom Group plc during the year ended 31 March 2006.

32. Profit of holding company

In accordance with Section 3 (2) of the Companies (Amendment) Act 1986, the company is availing of the exemption from presenting its individual income statement to the Annual General Meeting and from filing it with the Registrar of Companies. The company’s loss for the financial year determined in accordance with IFRS is €35 million (2005: profit of €211 million).

33. Cash generated from operations

(a) Cash generated from operations

	31 March 2005 €’m	31 March 2006 €’m
Profit after taxation	79	99
Addback:
Income tax expense	9	30
Finance costs-net	127	106
Share of profit of associates	(1)	(1)

Operating profit	214	234
Adjustments for:
- Profit on disposal of property and investments	—	(52)
- Depreciation and amortisation	316	333
- Non cash retirement benefit charge	15	56
- Non cash share option charges	1	2
- Non cash restructuring programme costs	19	20
- Non cash credits	(4)	(2)
- Share of associate profits	—	(2)
Cash flows relating to fundamental restructuring, business exits and other provisions	(50)	(29)
Changes in working capital
- Inventories	(1)	(2)
- Trade and other receivables	13	(4)
- Trade, other payables and other provisions	1	21

Cash generated from operations	524	575

(b) In the cash flow statement, proceeds from sale of property, plant and equipment (PPE) and investments comprise:

	31 March 2005 €’m	31 March 2006 €’m
Profit on disposal of property and investments	—	52
Net book amount (Note 17)	3	11

Proceeds from sale of PPE and investments	3	63

34. Post Balance Sheet Events

Offer Update

On 23 May 2006 the Independent Directors of eircom Group plc and the Board of Directors of BCM Ireland Holdings Limited (“BCMIH”) announced that they had reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued ordinary share capital of eircom Group plc not already owned by BCMIH. The Offer is to be effected by means of a Scheme of Arrangement under Section 425 of the UK Companies Act 1985. A Preference Share alternative will also be made available to all Ordinary Shareholders (other than Restricted Overseas Persons).

Under the terms of the Cash Offer, eircom Group plc Ordinary Shareholders (other than BCMIH) will be entitled to receive €2.20 in cash for each eircom Group plc Ordinary Share held.

Allegations of hearing impairment

In June 2006 the group received a letter before action in relation to potential hearing impairment claims by 52 current and former employees. The group has denied liability and awaits further details of the alleged injuries.

35. Principal Subsidiary and Associated Undertakings

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2006	Business	Registered Office and Country of Incorporation
eircom Funding (an unlimited public company)	100%	Financing Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen’s Green West, Dublin 2, Ireland.

Meteor Mobile Communications Limited	100%	Provision of mobile telecommunications and related services	4030 Kingswood Avenue, Citywest Business Park, Naas Road, Dublin 24, Ireland.

Irish Telecommunications Investments Limited	100%	Telecommunications Financing and Treasury Management	114 St. Stephen’s Green West, Dublin 2, Ireland.

Osprey Property Limited	100%	Property Development Company	Leitrim House, Upper Stephen’s Street, Dublin 8, Ireland.

Eirtrade Services Limited	100%	Provision of Electronic Trading Services	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Phonewatch Limited	100%	Installation, Monitoring and Maintenance of Residential Security Systems	114 St. Stephen’s Green West, Dublin 2, Ireland.

Indigo Services Limited	100%	Provision of Internet Services	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom UK Limited	100%	Provision of Telecommunications and Related Services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, UK.

Lan Communications Limited	100%	Systems Integrator	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Investments BV	100%	Investment Holding Company	Strawinskylaan 3105 7HG 1077 ZX, Amsterdam, The Netherlands.

Eircable Limited	100%	Investment Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Holdings Limited	100%	Investment Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom (Infonet Ireland) Limited	100%	Provision of Global Data Services	114 St. Stephen’s Green West, Dublin 2, Ireland.

GoFree Limited	100%	Property Investment Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

Associated undertakings	Interest in Ordinary Shares at 31 March 2006	Business	Registered Office and Country of Incorporation
Altion Limited	33%	Telecommunications Software Solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.

Buy4Now Limited	22%	E-commerce Software Developer	9 The Mall, Beacon Court, Bracken Road, Sandyford Industrial Estate, Dublin 18, Ireland.

36. Employees

The average number of persons employed by the group during the year was as follows:-

	31 March 2005	31 March 2006
Fixed line
Operations/Technical	4,966	4,827
Sales/Customer Support	2,128	1,917
Administration	501	505

Total	7,595	7,249

Mobile
Operations/Technical	—	65
Sales/Customer Support	—	71
Administration	—	30

Total	—	166

Total fixed line and mobile	7,595	7,415

The total number of persons employed by the group at 31 March 2006 and 31 March 2005 was as follows:-

	31 March 2005	31 March 2006
Fixed line
Operations/Technical	4,816	4,740
Sales/Customer Support	1,963	1,860
Administration	496	509

Total	7,275	7,109

Mobile
Operations/Technical	—	206
Sales/Customer Support	—	228
Administration	—	96

Total	—	530

Total fixed line and mobile	7,275	7,639

37. Pensions

(a) The group’s pension commitments are funded through separately administered Superannuation Schemes and are principally of a defined benefit nature.

The total group pension charge is split between the schemes as follows:

	31 March 2005	31 March 2006
	€’m	€’m
Defined Benefit Schemes (the principal scheme)	37	82
Defined Contribution Schemes	3	5

Total	40	87

In respect of the principal scheme, the actual contributions represent a rate of 10.0% (2005: 8.2%) of pensionable emoluments, as advised by the group’s Actuaries.

The last Actuarial Valuation of the principal scheme was carried out, using the attained age method, as at 31 March 2005 by Mercer Human Resource Consulting who are actuaries to the Scheme but are neither officers nor employees of the group.

The actuarial method used involved determining an appropriate future group contribution rate designed to fund the projected liabilities of the Scheme related to service subsequent to 1 January 1984 (see 37 (b)) over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial valuation was that the Scheme’s investments will earn a real rate of investment return, over and above salary inflation and pension increases, between 2.5% and 2.75% per annum. At the date of the last actuarial valuation, the market value of the pension scheme assets was €2,190 million and the actuarial valuation of the assets attributable to the pension fund was sufficient to meet more than 100% of the value of the scheme’s accrued liabilities making due allowance for future increases in salaries and pensions. The actuarial report is available for inspection by the members of the scheme at 114 St. Stephen’s Green West, Dublin 2. The actuarial report is not available for public inspection.

Mercer Human Resources Consulting also perform all annual valuations required under IAS 19.

The Group has applied the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Pension scheme obligation

The status of the principal scheme is as follows:

	31 March 2005	31 March 2006
	€’m	€’m
Present value of funded obligations	(2,773)	(2,919)
Fair value of scheme assets	2,190	2,760

Benefit obligation in excess of scheme assets	(583)	(159)
Unrecognised actuarial losses	773	293

Asset recognised in the Balance Sheet	190	134

	31 March 2005	31 March 2006
	€’m	€’m
Movement in the asset recognised in the Balance Sheet
At beginning of year	205	190
Net expense recognised in Income Statement	(37)	(82)
Actual contributions	22	26

At end of year	190	134

The components of the amounts recognised in the income statement are as follows:

	31 March 2005	31 March 2006
	€’m	€’m
Current service cost	50	60
Charged to restructuring programme costs in prior year	(7)	—
Interest on obligation	109	131
Expected return on scheme assets	(129)	(142)
Net actuarial losses recognised in the year	14	33

Total included in income statement	37	82

Actual return on scheme assets	201	572

At 31 March 2005 and 31 March 2006, unrecognised actuarial losses exceeded the present value of the defined benefit obligation by more than 10%. From 31 March 2006 the excess amount of €1 million (2005: €496 million) will be recognised as a pension expense over the expected average remaining working lives of the employees. The average remaining service life per employees is 13 years (2005: 15 years). The expected contribution levels for the year ended 31 March 2007 are €27 million and the expected charge in the income statement is €19 million.

Pension scheme assets

The fair value of scheme assets as at 31 March 2006 was €2,760 million (2005: €2,190 million).

The table below presents a breakdown of the various types of investment in which the pension assets are invested:

	31 March 2005		31 March 2006
	€’m	%	€’m	%
Equities	1,493	68%	2,040	74%
Bonds	234	11%	141	5%
Property	377	17%	567	21%
Cash	86	4%	12	—

Total pension assets	2,190	100%	2,760	100%

At 31 March 2006 pension scheme assets include eircom Group plc shares with a fair value of €1 million (2005: €2 million).

Assumptions of actuarial calculations

The main financial assumptions used in the valuations were:

	At 31 March 2005	At 31 March 2006
Rate of increase in salaries	3.50%	3.50%
Rate of increase in pensions in payment	3.50%	3.50%
Discount rate	4.75%	4.75%
Expected return on scheme assets	6.50%	6.50%
Inflation assumption	2.25%	2.25%

Mortality assumptions – Pensions in payment - Implied life expectancy for 65 year old male	84 years	84 years
Mortality assumptions – Pensions in payment - Implied life expectancy for 65 year old female	87 years	87 years
Mortality assumptions – Future retirements - Implied life expectancy for 65 year old male	85 years	85 years
Mortality assumptions – Future retirements - Implied life expectancy for 65 year old female	88 years	88 years

Reduction in net liabilities at the balance sheet date assuming an increase in the discount rate applied of 0.25%	€144 million	€149 million
Reduction in net liabilities at the balance sheet date assuming a decrease in the salary and pension growth applied of 0.25%	€144 million	€149 million

The expected rate of return on scheme assets were:

	Long-term rate of return expected at 31 March 2005	Long-term rate of return expected at 31 March 2006
Equities	7.25%	7.50%
Bonds	3.75%	3.50%
Cash	3.00%	3.00%
Property	5.00%	6.25%

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

38. Operating Lease Commitments

At 31 March 2006 the group had annual commitments in respect of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years. The analysis of the group’s annual commitments is as follows:-

	2005		2006
	Property	Vehicles, plant and equipment	Property	Vehicles, plant and equipment
	€’m	€’m	€’m	€’m
Annual commitments under non-cancellable operating lease expiring:
Within one year	—	1	1	1
Within two to five years	—	3	9	3
After five years	20	—	22	—

	20	4	32	4

The total contracted payments due on operating leases are as follows:

2006
€’m
Payable
Within one year	36
Between two and three years	55
Between four and five years	42
Over five years	162

295

39. Contingent Liabilities

Allegations of anti-competitive practices

On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report, including management comments, and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against us seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. We submitted our defence on 26 January 2004. We intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars, the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs’ alleged budgeted growth (€25 million) and loss of revenue on the plaintiffs’ pricing (€5 million). The particulars also include further unquantified damages. The plenary summons and statement of claim of Ocean Communications Ltd and ESAT Communications Ltd were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights. Even if the plaintiffs could establish a liability on our part under each of these headings, we do not believe that these figures represent damages which would be properly recoverable from us.

Claims by Smart Telecom

On 8 June 2005, Smart Telecom instituted proceedings against eircom Limited in the Irish High Court, challenging the validity of a notice of termination issued by eircom to Smart Telecom terminating the interconnection agreement between the parties, and alleging that the notice of termination is an abuse by eircom of its dominant position in the telecommunications market. Smart Telecom further alleges that eircom is abusing its dominant position by refusing to provide network access in the form of LLU to Smart Telecom in the manner required by Smart Telecom. Smart Telecom is seeking relief in the form of declarations that the notice of termination is invalid and an abuse of dominance, that eircom is abusing its dominance by failing to meet Smart Telecom’s LLU requirements and unspecified damages, including exemplary damages, for breach of contract and violation of the Competition Act 2002 and the EC Treaty.

An interlocutory injunction application by Smart Telecom was listed before the High Court on 19 October 2005, but the parties reached a settlement in respect of the interlocutory issues concerned. eircom delivered its defence in the proceedings on 23 December 2005.

eircom’s directors believe that the notice of termination was validly issued in accordance with the interconnection agreement, and that eircom provides access to its network fully in accordance with its obligations, and intends to defend the proceedings vigorously. Smart Telecom submitted general particulars of their damages claim under the headings wasted expenditure (€1.6 million), delayed sales/lost customers (€3.8 million per annum), and capitalisation of losses (€41.7 million per annum). Even if Smart Telecom could establish liability on eircom’s part under each of these headings, eircom’s directors do not believe that these figures represent damages that would be properly recoverable from eircom.

Demerger of our previous mobile communications business

In connection with the demerger of Eircell in May 2001 and its subsequent acquisition by Vodafone Group, we indemnified Eircell and Vodafone Group against various matters, including for breaches of warranties given by us pursuant to our agreements with them. Notice of any breach of these warranties was required to be given by May 2003, except for taxation warranties, which, in most cases, must be given by the sixth anniversary of completion of the demerger. No notices of breach have been received to date. Our liability for a breach of the warranties is limited to €500 million (with certain exceptions, e.g., with respect to stamp and capital duty taxes or fraudulent actions), subject to deductibles and other limitations set forth in our agreement with them. We also agreed to indemnify Eircell and Vodafone Group for various costs and liabilities.

Allegations of hearing impairment

In June 2006 the group received a letter before action in relation to potential hearing impairment claims by 52 current and former employees. The group has denied liability and awaits further details of the alleged injuries.

Other

We gave customary corporate and tax warranties to Promedia GCV in connection with our exit from Golden Pages. The liability period for non-tax warranties has expired. Our liability under the tax indemnity and undertaking is generally capped at €10 million, and notice of any breach must be given by 23 May 2009.

We gave customary tax warranties and indemnities to NTL Communications Corporation in connection with the disposal of our shareholding in Cablelink Limited. The liability period for non-tax warranties has expired. Notice of any breach in respect of tax warranties must be given by 9 July 2006, and our liability is capped at approximately €500 million.

Other than disclosed above, a number of other lawsuits, claims and disputes with third parties, including regulatory authorities, have arisen in the normal course of business. While any litigation has an element of uncertainty, the directors believe that there were no contingent liabilities which would have a material adverse effect on the group’s financial position.

In the normal course of business, we have entered into contracts involving the exchange or purchase and sale of foreign currencies and various performance bonds. No material losses are expected in respect of these transactions other than losses for which provision has been made in the financial statements.

40. Guarantees

Senior Credit Facility

The Senior Credit Facility consists of a €1.330 billion credit facility which has the benefit of guarantees of all amounts payable by a borrower under the terms of the Senior Credit Facility. The Senior Credit Facility and its related guarantee are secured, amongst other things, by a charge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom Limited. Valentia Telecommunications is the borrower of the €1.180 billion term loan facility and eircom Limited is a borrower under the €150 million revolving credit facility, which is currently undrawn.

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

41. Commitments

Capital Commitments

Capital commitments of the group which have been contracted for were €108 million at 31 March 2006 (2005: €33 million). These amounts have been approved by the Board.

42. Related party transactions

eircom Group plc is the ultimate parent company and controlling party of Valentia Telecommunications and its subsidiaries. The largest and smallest group of undertakings for which group financial statements are drawn up of which the company is a member is eircom Group plc. Copies of the group financial statements of eircom Group plc are available at 114 St Stephen’s Green West, Dublin 2.

The principal subsidiary and associated undertakings are disclosed in Note 35.

The following transactions were carried out with related parties:

a) Key management compensation

	31 March 2005 €’m	31 March 2006 €’m
Salaries and other short-term employee benefits	4.6	5.5
Post-employment benefits	0.6	0.6
Share-based payments	—	—

	5.2	6.1

b) Loans between related parties

	31 March 2005 €’m	31 March 2006 €’m
Amounts owed to parent undertaking:

Beginning of year	—	—

Loan advanced during the year	—	169

End of year (Note 29)	—	169

Dividends payable to parent undertaking:

Beginning of year	—	105

Dividends payable to equity shareholders (note 14)	260	—

Dividends paid during the year	(155)	—

End of year (Note 29)	105	105

Amounts due from parent undertaking:

Beginning of year	20	30

Loan advanced during the year	11	—

Loan repayments during the year	(1)	—

End of year (Note 22)	30	30

c) Purchase of goods and services

During the financial year ended 31 March 2006 eircom paid €0.7 million (2005: €0.5 million) on behalf of the ESOT for the administrative expenses incurred in its capacity as trustee of the ESOT and the APSS. All of these costs were expensed to the income statement.

During the financial year ended 31 March 2006 eircom paid €0.8 million, on normal commercial terms, (2005: €Nil) to Adventis Corporation for strategic advice in relation to Meteor. All of these costs were expensed to the income statement. Mr Delepine is s senior fellow working with Adventis and a member of the Adventis board of advisors.

43. Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2006 or later periods but which the group has not early adopted, as follows:

IAS 19 (Amendment), Employee Benefits (effective for annual periods beginning from 1 January 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the financial statements. The group will apply this amendment in the financial year ended 31 March 2007.

IAS 21 (Amendment), Net investment in a foreign operation (effective for annual periods beginning from 1 January 2006). This amendment amends the treatment of the recognition of exchange differences and the net investment in a foreign operation. Management considered this amendment to IAS 21 and concluded that it is not relevant to the group.

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective for annual periods beginning from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the group’s operations, as the group does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 31 March 2006 and 31 March 2005.

IAS 39 (Amendment), The Fair Value Option (effective for annual periods beginning from 1 January 2006). This amendment changes the definition of financial instruments classified at fair value through income statement and restricts the ability to designate financial instruments as part of this category. The group believes that this amendment should not have a significant impact on the classification of financial instruments, as the group should be able to comply with the amended criteria for the designation of financial instruments at fair value through income statement. The group will apply this amendment in the financial year ended 31 March 2007.

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective for annual periods beginning from 1 January 2006). These amendments are not relevant to the group’s operations, as the group does not carry out exploration for and evaluation of mineral resources.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective for annual periods beginning from 1 January 2006). IFRS 6 is not relevant to the group’s operations, as the group does not carry out exploration for and evaluation of mineral resources.

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective for annual periods beginning from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The group will apply IFRS 7 and the amendment to IAS 1 in the financial year ended 31 March 2008.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective for annual periods beginning from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the group’s operations.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective for annual periods beginning from 1 January 2006). IFRIC 5 is not relevant to the group’s operations.

IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective for annual periods beginning from 1 December 2005). IFRIC 6 will not have a material impact on the group’s operations. The group will apply IFRIC 6 in the financial year ended 31 March 2007.

IFRIC 7, Applying the restatement approach under IAS 29 Financial Reporting in hyperinflationary economies (effective for annual periods beginning 1 March 2006). IFRIC 7 is not relevant to the group’s operations.

IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning 1 May 2006). IFRIC 8 will not have a material impact on the group’s operations. The group will apply IFRIC 8 in the financial year ended 31 March 2008.

IFRIC 9, Re-assessment of embedded derivatives (effective for annual periods beginning 1 June 2006). IFRIC 9 will not have a material impact on the group’s operations. The group will apply IFRIC 9 in the financial year ended 31 March 2008.

44. Reconciliation to United States Generally Accepted Accounting Principles

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”), which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). These differences are described below together, where appropriate, with an explanation of the method used to determine the adjustments to net/(loss) profit attributable to ordinary shareholders for the financial years ended 31 March 2005 and 31 March 2006, and shareholder’s equity as at 31 March 2005 and 31 March 2006.

The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net/(loss) profit attributable to ordinary shareholders amount and the shareholders’ equity amount under IFRS to the amounts which would have been reported had U.S. GAAP been applied.

	Notes		Financial Year Ended 31 March 2005 €’m	Financial Year Ended 31 March 2006 €’m
Reconciliation of net profit:
Net profit attributable to Group Shareholders under IFRS			79	99
U.S. GAAP adjustments:
Intangible Assets	(a	)	(11)	(11)
Revaluations	(b	)	4	9
Provisions for restructuring and transformation costs	(c	)	(8)	—
Debt issue costs	(d	)	(1)	(1)
Pension costs	(e	)	4	(2)
Derivative financial instruments	(f	)	(19)	7
Impairment of long-lived assets	(g	)	—	(1)
Share options	(h	)	(1)	—
Onerous contracts	(i	)	—	10
Net Deferred taxes on U.S. GAAP adjustments	(j	)	—	(9)

Net profit under U.S. GAAP attributable to ordinary shareholders			47	101

Operating profit			199	239

			As at	As at
			31 March 2005	31 March 2006
	Notes		€’m	€’m
Reconciliation of shareholders’ equity:
Shareholders’ funds under IFRS			157	460
U.S. GAAP adjustments:
Goodwill	(a	)	(177)	(177)
Intangible assets	(a	)	150	139
Revaluations	(b	)	(103)	(94)
Debt issue costs	(d	)	1	—
Pension costs	(e	)	(47)	(49)
Derivative financial instruments	(f	)	(25)	—
Impairment of long-lived assets	(g	)	62	61
Onerous contracts	(i	)	—	10
Deferred taxes on U.S. GAAP adjustments	(j	)	51	42

Shareholders’ equity under U.S. GAAP			69	392

(a)	Purchase Accounting Adjustments

Goodwill and Intangible Assets

On 2 November 2001, eircom Limited was acquired by Valentia Telecommunications. Under Irish GAAP, the consideration paid for a business was assigned first to the separable tangible assets acquired and liabilities assumed on the basis of their fair values at the acquisition date. Any excess of consideration over the fair value of the net tangible assets acquired was allocated to goodwill and was being amortised over 20 years.

Under IFRS first-time adoption rules, the group is not required to revise Irish GAAP fair value adjustments prior to 1 April 2004. Thus, the group has opted not to apply IFRS 3 “Business combinations” retrospectively to business combinations prior to the date of transition. As no adjustments were required in respect of the carrying amount of goodwill in the Irish GAAP balance sheet as at 1 April 2004, it has accordingly been carried forward without adjustment.

Under U.S. GAAP, SFAS No. 141 “Business Combinations” applies, which addresses the accounting and reporting for all business combinations initiated after 30 June 2001. SFAS No. 141 requires that the cost of an investment is assigned to assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In addition, SFAS No. 141 requires that an intangible asset must be separately identified and recognised apart from goodwill, and disclosed accordingly. An intangible asset should be recognised apart from goodwill if it arises from contractual or other legal rights, or if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed or exchanged. For U.S. GAAP purposes, the fair values have been assigned to certain intangible assets as shown in the table below.

Effective 1 April 2002, under U.S. GAAP, the Group adopted SFAS No. 142, which established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition as well as how they are to be accounted for after they have been initially recognised in the financial statements. As a result of the adoption of this standard, the Group does not amortise goodwill, rather, it is tested for impairment on an annual basis based on a fair value approach. Additionally under SFAS No. 142, since the acquisition of the Group by Valentia Telecommunications was after 30 June 2001, goodwill has not been amortised for periods after 2 November 2001 (the acquisition date). Upon adoption of this standard, the Group completed a transitional impairment test for its goodwill and intangible assets and determined that there were no impairments to be recorded. The Group also completed its annual impairment test for its goodwill and indefinite-lived intangible assets as at 31 March 2005 and 31 March 2006 and determined that there was no impairment to be recorded.

The following table represents the allocation of the purchase price to net assets acquired in accordance with U.S. GAAP:

				€’m
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

The original reconciling item between goodwill arising under UK GAAP and U.S. GAAP of €269 million has reduced to €177 million as at 31 March 2006 and 31 March 2005 due to the amortisation of goodwill under UK GAAP from the date of acquisition to the date of transition to IFRS, 1 April 2004. Goodwill is no longer amortised since 1 April 2004, the date of transition to IFRS.

(i)	The intangible regulatory asset was amortised over 1 year and the customer base is being amortised over 10 years. The trademark has an indefinite life and is not being amortised. The €11 million reconciling item between IFRS and U.S. GAAP in the financial years ended 31 March 2005 and 31 March 2006 relates to the amortisation of the customer base intangible asset over 10 years under U.S. GAAP whereas it is not separately identified and amortised under IFRS.

(ii)	Under U.S. GAAP, the Group recognised an asset for the unallocated net assets of the ESOT Trust. Under UK GAAP the Trust asset was not recognised. All of the net assets of the ESOT Trust have now been allocated.

(iii)	Under UK GAAP, pensions were valued on an actuarial basis at the date of acquisition. Under U.S. GAAP, the projected benefit obligation and the fair value of plan assets were remeasured at the date of acquisition and the resulting net prepaid pension asset was recorded.

(iv)	Under UK GAAP, at the date of acquisition, the Group had recorded provisions for certain voluntary redundancy schemes and other transformation costs based on the fact that a legal or constructive obligation exists and the amount could be reasonably estimated. Under U.S. GAAP, this liability would not be recognised at the date of acquisition since they would not be recognised under either SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“SFAS No. 88”) or EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”).

(v)	Under UK GAAP, the Group recorded a liability for its obligations related to the service portion of IRU contracts to purchase and sell capacity. Under U.S. GAAP, since the entire IRU contract has been accounted for as a service contract, the Group has recorded a liability based on the estimated fair value of the Group’s legal obligation associated with the entire contract.

(vi)	Under UK GAAP, deferred taxes were not provided in respect of fair value adjustments made to record the Group’s basis in the assets acquired. Under U.S. GAAP, deferred taxes related to fair value adjustments must be provided.

(b)	Revaluations

The Group’s consolidated financial statements are prepared in accordance with the historical cost convention except that property was periodically restated on the basis of appraised values until adoption of IFRS on 1 April 2004. On adoption of IFRS the group fair valued properties at the transition date.

Depreciation is computed on the revalued amounts. Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Under U.S. GAAP, depreciation charges would have been €4 million and €3 million lower, for the financial years ended 31 March 2005 and 31 March 2006 respectively, since the assets would have had a lower depreciable base. In addition profit on disposal of property and investments would have been €nil and €6 million higher under U.S. GAAP for the financial years ended 31 March 2005 and 2006 respectively since the assets would have had a lower book value base. Adjustment of the amounts reported under IFRS for property to the amounts reportable under U.S. GAAP would result in a reduction of the book value of tangible fixed assets by €103 million and €94 million as at 31 March 2005 and 31 March 2006 respectively.

(c)	Provisions for Restructuring and Transformation Costs

Under IFRS, the Group had recorded provisions for fundamental restructuring and certain voluntary redundancy schemes in respect of staff restructuring and other aspects of its business transformation, which are in the course of implementation, when a legal or constructive obligation exists, and the amount could be reasonably estimated.

Under U.S. GAAP, costs related to voluntary early retirement and severance schemes are accounted for in accordance with SFAS No. 88. Generally the timing of expense recognition differs between IFRS and U.S. GAAP because, under IFRS, a constructive obligation is deemed to exist when the Group agrees to accept and discharge responsibility under the terms of voluntary early retirement and severance schemes with the employees and their unions. U.S. GAAP requires that the individual employees have accepted the offer to retire or to participate in severance programs before the expense is recognised.

The following table reconciles the movement in the staff restructuring provisions as presented under IFRS to the amounts presented under U.S. GAAP:

	Staff Restructuring Provision Under IFRS €’m	Adjustment €’m	Staff Restructuring Provision Under U.S. GAAP €’m
As at 31 March 2004	8	(8)	—
Utilised	(7)	—	(7)
Transfer	(1)	—	(1)
Charged to the consolidated income statement	—	8	8

As at 31 March 2005	—	—	—

Utilised	—	—	—

As at 31 March 2006	—	—	—

(d)	Debt Issue Costs

Under IFRS, debt issuance costs associated with Debt are required to be amortised up to the earliest date on which the repayment option can be exercised unless there is no genuine possibility that the option will be exercised. Under U.S. GAAP, debt issuance costs are amortised to income based on the contractual life of the loan using the effective interest method. The adjustment of €1 million for the years ending 31 March 2005 and 31 March 2006 relate to differences in the timing of amortisation arising under IFRS and U.S. GAAP.

(e)	Pension Costs

Under IFRS, pension costs are determined in accordance with International Accounting Standard 19 “Employee Benefits” (“IAS 19”). The Group has elected to use the corridor approach which leaves some actuarial gains and loses unrecognised as permitted by IAS 19. The corridor approach has been applied retrospectively. Hence, the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87, “Employers Accounting for Pensions”, (“SFAS No. 87”) and SFAS No. 88.

Differences between the amounts under IFRS and U.S. GAAP arise from the requirement to use different actuarial methods and assumptions and the method of amortising surpluses or deficits.

(f)	Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). This Statement became effective for the Group on 1 April 2001 and establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all free-standing and many embedded derivatives on the balance sheet at their fair value, regardless of any hedging relationship designation. Derivative instruments must be classified as hedging transactions (either fair-value hedges, cash flow hedges or net investment hedges in a foreign operation) or non-hedging transactions, and the accounting treatment of derivative instruments and hedged items depends on this classification. Changes in the fair value of derivative instruments that do not qualify for, or are not designated in, hedging relationships are recognised immediately in current period earnings when they occur.

The Group elected not to designate any of its derivative financial instruments in hedging relationships as defined by SFAS No. 133. Accordingly, for U.S. GAAP purposes the Group recognises changes in the fair value of derivative financial instruments through current earnings.

Under IFRS, International Accounting Standard 32 “Financial Instruments: Disclosure and Presentation” (“IAS 32”) and International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) address the accounting for, and financial reporting of, financial instruments. IAS 39 requires derivatives to be recognised at fair value.

Accounting for the changes in fair value of the derivative depends on the intended usage of the derivative and the resultant designation of the relevant financial instrument. The group is applying these standards as and from 1 April 2005 and hence the comparatives will not reflect the changes made. The interest rate and foreign exchange derivatives are accounted for at fair value with a corresponding adjustment to the cash flow hedging reserve, as the derivatives held qualify for hedge accounting under IFRS. Prior to 1 April 2005, the group did not recognise derivatives under IFRS.

(g)	Impairment of Long-Lived Assets

Under IFRS, the Group had recognised impairments for certain assets based on results of impairment testing including a review of discounted future cash flows where appropriate. Under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), an asset is considered to be impaired when its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The undiscounted cash flows include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset.

Under IFRS, the Group also recognised impairment losses arising on land and buildings where the valuation of a fixed asset is below the carrying value of the fixed asset. To the extent that the valuation amount of the fixed assets are below the historical cost, the impairment charge is recognised in the income statement account under IFRS.

During the financial years ended 31 March 2005 and 31 March 2006 the Group recognised no impairment charges in respect of land & buildings where the revalued amount was below the historical cost of the relevant fixed assets hence there was no impairment expense recognised under IFRS which needed to be added back to net income for U.S. GAAP purposes.

Of the previously impaired assets which were reversed under U.S. GAAP, the Group recognised €1 million of depreciation under U.S. GAAP in the year ended 31 March 2006.

(h)	Share Options

Under UK GAAP and IFRS, the Group had recognised compensation expense for share awards under the Key Executive Share Award Plan in full at the date of grant based on the full fair value of the share award.

Under U.S. GAAP, compensation expense for awards under the Key Executive Share Award Plan for the fair value of the share award on the date of grant is recognised over the two-year vesting period.

(i)	Onerous contracts

Under IFRS, the group provides for onerous contracts where the unavoidable costs of meeting the obligations of the contract exceed the economic benefits expected to be received under it. The group have provisions relating to leasehold properties which it is committed to vacate or which are already vacant.

Under U.S. GAAP, SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) a provision for onerous contracts for leasehold properties can only be made at the cease-use date.

As at 31 March 2006 the group has €10 million (2005: €nil) of onerous contracts relating to leasehold properties which do not qualify for recognition as a liability under U.S. GAAP.

(j)	Deferred Taxes

Under IFRS, deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Under U.S. GAAP, SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”) requires that deferred taxation liabilities and assets are recorded in full for all temporary differences between book income and tax income and a valuation allowance is established to reduce deferred tax assets to the amounts which are more likely than not to be recognised in future tax returns. For the purposes of the reconciliation, the principles of SFAS No. 109 have been applied.

Details of U.S. GAAP deferred tax assets and liabilities are set out in note 48(b).

(k)	Preference Shares

Under U.S. GAAP, the Redeemable Preference Shares, the Convertible Preference Shares and the Trancheable Redeemable Preference Shares are considered mandatorily redeemable since the conditions for redemption are not solely within the control of the Group. Under U.S. GAAP, mandatorily redeemable securities are initially recorded at their fair value and subsequently accreted to their redemption value, such that the carrying value is equivalent to the redemption value on the date the option to redeem is exercisable. The Redeemable Preference Shares and the Trancheable Redeemable Preference Shares are redeemable at the option of the holder once they have been appropriated to the beneficiaries of the ESOT (see note 27). The Convertible Preference Shares are first redeemable at the option of the holder from November 2013. All preference shares are redeemable at their deemed subscription prices plus cumulative unpaid dividends and interest. Therefore, the initial fair value of the preference shares approximates their redemption value.

In accordance with U.S. GAAP, the Redeemable Preference Shares and the Trancheable Redeemable Preference Shares are recorded initially at their fair value and classified as liabilities. For the financial year ended 31 March 2005, dividends accrued on these shares are recorded as interest expense. The Convertible Preference Shares are recorded initially at their fair value and classified outside of permanent shareholders equity as temporary equity.

During the financial year ended 31 March 2005, 3,638,023 Redeemable Preference Shares and 65,328,917 Trancheable Redeemable Preference Shares were redeemed in accordance with their terms. During the financial year ended 31 March 2006, 454,709 Redeemable Preference Shares and 435,843 Trancheable Redeemable Preference Shares were redeemed in accordance with their terms.

The following table presents the Redemption Value of the classes of mandatorily Redeemable Preference Shares at 31 March 2005:

31 March 2005 €’m
Convertible Preference Shares	159
Trancheable Redeemable Preference Shares	1

160

Prior to the adoption of IAS 32, the Convertible Preference Shares, the Trancheable Redeemable Preference Shares and the Redeemable Preference Shares were treated as shareholders’ equity and dividends relating to these preference shares were included as dividends paid.

On adoption of IAS 32 as at 1 April 2005, the group has uplifted the preference shares to fair value and reclassified these amounts on the balance sheet under borrowings. Under IAS 32, certain preference shares are deemed to be debt instruments or instruments having the characteristics of both debt and equity, where the preference share includes an option to convert the preference shares to equity share capital, and are required to be recognised as a liability. From the date of adoption of IAS 32 preference share dividends are recorded as interest expense.

Hence from 1 April 2005 there is no difference between the treatment of the Convertible Preference Shares, the Trancheable Redeemable Preference Shares and the Redeemable Preference Shares between IFRS and U.S. GAAP, except that the Convertible Preference Shares are included as a liability under IFRS and as temporary equity under U.S. GAAP.

45.	Additional Disclosure Requirements under U.S. GAAP

(a)	Employee Benefit Plans

Defined Benefit Plans

For purposes of the U.S. GAAP reconciliation, the Group adopted the provisions of SFAS No. 87, amended by SFAS No. 132 “Employer’s Disclosures about Pensions and Other Postretirement Benefits, an Amendment of FASB Statements No. 87, 88 and 106”. The following table provides the components of net periodic pension costs under U.S. GAAP:

	Financial Year Ended 31 March 2005	Financial Year Ended 31 March 2006
	€’000	€’000
Service costs	45,562	56,534
Interest costs	117,917	139,067
Expected return on plan assets	(137,637)	(146,401)
Amortisation of experience	13,990	34,088
Special termination benefits	8,946	556

Net periodic benefit cost recognised in accordance with U.S. GAAP	48,778	83,844

The accumulated benefit obligation was €2,007 million and €2,019 million as at 31 March 2005 and 31 March 2006, respectively.

The charge for special termination benefits is the result of the Group’s early retirement schemes, which provide eligible employees with the opportunity to retire early, resulting in additional pension costs.

Costs of €16 million, included as employee benefits under U.S. GAAP, for the financial year ended 31 March 2005, are separately included as part of restructuring costs under IFRS.

The following table provides details about the weighted-average assumptions used to calculate the pension costs during the years ending:

	Financial Year Ended 31 March 2005	Financial Year Ended 31 March 2006
Discount rate	5.0%	4.75%
Expected return on plan assets	6.7%	6.5%
Rate of compensation and pension increase	3.5%	3.5%

To develop the expected long-term rate of return on assets assumption, the company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.5% long-term rate of return on assets assumption for the year ended 31 March 2006.

The following table provides details about the weighted-average assumptions used to calculate the pension obligation as of:

	31 March 2005	31 March 2006
Discount rate	4.75%	4.75%
Rate of compensation and pension increase	3.5%	3.5%

The dates used to determine pension movements under U.S. GAAP were 31 March 2005 and 31 March 2006.

The following table presents changes in benefit obligation, changes in plan assets and a reconciliation to amounts recorded in accordance with U.S. GAAP:

	Financial Year Ended 31 March 2005	Financial Year Ended 31 March 2006
	€’000	€’000
Changes in benefit obligation:
Benefit obligation at the beginning of the year	2,360,373	2,923,112
Service cost	45,562	56,534
Interest cost	117,917	139,067
Plan participants’ contributions	16,776	15,891
Actuarial losses/(gains)	439,949	(18,759)
Benefits paid	(66,411)	(63,196)
Special termination benefits	8,946	556

Benefit obligations at the end of the year	2,923,112	3,053,205

	Financial Year Ended 31 March 2005	Financial Year Ended 31 March 2006
	€’000	€’000
Changes in plan assets: Fair value of plan assets at the beginning of the year	2,068,485	2,262,424
Actual return on plan assets	205,847	588,396
Group’s contribution	21,827	26,042
Group’s contribution to special termination benefits	15,900	—
Plan participants’ contribution	16,776	15,891
Benefits paid	(66,411)	(63,196)

Fair value of plan assets at the end of the year	2,262,424	2,829,557

	Financial Year Ended 31 March 2005 (as restated)	Financial Year Ended 31 March 2006
	€’000	€’000
Funded status:
Funded status	(660,688)	(223,648)
Net Annuity Scheme Liability separately recognised in the financial statements	77,702	65,037
Unrecognised actuarial losses	725,929	243,752

Prepaid benefit cost under U.S. GAAP	142,943	85,141

Plan assets at 31 March 2005 and 31 March 2006 include €72.348 million and €69.421 million in respect of liabilities to employees who are participating in an annuity scheme as part of voluntary termination schemes being operated by the group.

Benefit obligations at 31 March 2005 and 31 March 2006 include €150.050 million and €134.458 million in respect of liabilities to employees who are participating in an annuity scheme as part of voluntary termination schemes being operated by the group.

A separate asset and liability is included in the financial statements at 31 March 2005 and 31 March 2006 under both IFRS and U.S. GAAP.

The pension plan weighted-average asset allocations by asset category are as follows:

	Financial Year Ended 31 March 2005	Financial Year Ended 31 March 2006
Asset Category
Equity securities	68%	74%
Debt securities	11%	5%
Real estate	17%	21%
Other	4%	—

Total	100%	100%

The Trustees of the pension plan approve the investment strategy. The Trustees do not have target asset allocations but review the levels of asset allocations on an ongoing basis. The objective of the investment activities is to maximise investment return within an acceptable level of risk, taking into consideration the liabilities of the main pension scheme.

The assumption for the expected return in scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on other asset classes reflect consensus economic forecasts of future returns. The expected rates of return and mortality assumptions are included in note 37(a).

The employer contributions expected to be paid to the plan in the year ended 31 March 2007 are €26.5 million.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension Benefits
€’000
For the years ended 31 March
2007	66,000
2008	70,000
2009	75,000
2010	83,000
2011	87,000
Years 2012-16	500,000

(b)	Taxation

U.S. GAAP deferred tax assets and liabilities are as follows:

	As at 31 March 2005 €’m	As at 31 March 2006 €’m

Non-current deferred tax liability:
Prepaid pension obligation	18	11
Capital allowances in excess of depreciation	56	60
Fixed assets uplift	62	55
Intangible assets	19	17
Income to be taxed in future periods	20	18
Arising on acquisition	—	9
Other	2	2

Deferred tax liability	177	172

Current deferred tax asset - interest	(2)	(2)

Non-current deferred tax assets:
Provisions for expenses	(8)	(2)
Deferred revenue	(6)	(5)
Derivative financial instruments	(3)	—

Non-current deferred tax assets	(17)	(7)

Net deferred tax liability	158	163

The Group has unrecognised deferred tax assets at 31 March 2006 of €27 million. A valuation provision has been included in respect of the full amount of these losses. The losses are only available for offset in the entity that incurred the losses and there is no expiry date.

(c)	Balance Sheet

The consolidated balance sheet of the Group prepared under IFRS presents substantially the same information as that presented under U.S. GAAP. However, presentation, classification and the U.S. GAAP reconciling items have a significant effect on the U.S. GAAP consolidated balance sheet.

The following summarised balance sheet has been adjusted to reflect the U.S. GAAP reconciling items and is presented and classified in accordance with U.S. GAAP:

	As at 31 March 2005 €’m	As at 31 March 2006 €’m

Assets:
Current assets	584	817
Non-current assets	3,040	3,299

Total assets	3,624	4,116

Liabilities and shareholders’ equity:
Current liabilities	722	1,146
Non-current liabilities	2,833	2,578

Total liabilities	3,555	3,724
Shareholders’ equity	69	392

Total liabilities and shareholders’ equity	3,624	4,116

(d)	Segmental Information

The Group’s total continuing turnover is comprised of revenue from the following products and services as indicated in the table below:

	Financial Year Ended 31 March 2005	Financial Year Ended 31 March 2006
	€’m	€’m
Fixed Line
Access (rental and connections)	555	594
Voice traffic	538	497
Data traffic	97	88
Data communications	178	179
Interconnect	165	204
Other	154	159
Discounts	(89)	(103)

	1,598	1,618
Mobile
Services	—	83
Other	—	4

	—	87
Intracompany eliminations	—	(12)

Total	1,598	1,693

Of the Group’s total turnover of €1,598 million and €1,693 million for the financial years ended 31 March 2005 and 31 March 2006 respectively, approximately €49 million (3%) and €76 million (4%) respectively, was generated from foreign customers located outside of Ireland.

The Group does not hold significant long-lived assets outside of Ireland.

(e)	Share based compensation

The eircom Group Executive Share Option Plan (E Scheme) (the “E Scheme”)

During September 2003, the shareholders of the Group approved a plan to grant options to acquire 862,598 E Ordinary shares at an exercise price of €5.82 per share to selected senior employees. Upon Admission in March 2004, the plan was amended following the conversion of the E Ordinary Shares into Ordinary Shares such that the exercise price was €5.82 for every five Ordinary Shares in eircom Group plc, or €1.164 per Ordinary Share. The total number of Ordinary Shares that may be acquired by the option holders under the E Scheme did not exceed 4,312,970. Upon Admission, the options granted under the E Scheme became immediately exercisable for a period of 30 days. The Board had discretion to permit options granted under the E Scheme to be exercised during the period of 12 months following Admission, up to March 2005. All outstanding options under the E Scheme not exercised during this 12-month period lapsed or in certain circumstances were allowed to be exercised after this date. No further options will be granted under this plan.

The following table summarises the transactions of the Group’s share option activity for the financial years ended 31 March 2005 and 31 March 2006:

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2004	2,247,705	1.164
Options lapsed	(16,540)	1.164
Options exercised	(2,177,700)	1.164

Unexercised options committed to issuance 31 March 2005	53,465	1.164

Options exercised	(53,465)	1.164

Unexercised options committed to issuance 31 March 2006	—	1.164

The eircom Group Employee Share Option Plan (the “Share Option Plan”)

The Share Option Plan allows eligible employees (including Executive Directors and Senior Management) to be granted options over existing or unissued ordinary shares in the company’s ultimate parent, eircom Group plc.

Tranche 1

The first grant of 8,240,856 options was made under the Share Option Plan to selected senior employees including the Executive Directors, on 22 June 2004 at a price of €1.50 per share. A further grant of 161,586 options was made on 6 December 2004 at a price of €1.68 per share.

The exercise of any options granted under the Share Option Plan is conditional on achievement of performance targets over a three year period. For options granted during the financial year ended 31 March 2005, the Remuneration Committee determined that the exercise of these options would be subject to the following performance target: (i) that eircom Group plc’s normalised adjusted earnings per share, based on IFRS, for the financial year ended 31 March 2007 must exceed 14.9 cents (as adjusted from 12.05 cents to reflect both the new business plan numbers after the mobile acquisition and conversion to IFRS); and (ii) payment of a dividend of not less than 11 cents per share in the financial year ended 31 March 2005 and 10.2 cents per share in each of the financial years ended 31 March 2006 and 31 March 2007 which reflects the assumed dividend yield as described in the Listing Particulars, published in connection with Listing, as adjusted to maintain a constant dividend yield following the rights issue. Normalised adjusted earnings per share will be calculated by an independent third party. These options become exercisable, once the performance criteria are achieved, on 22 June 2007 and remain exercisable until 22 June 2014. In the event of a change of control all of the outstanding options, in the Ordinary Shares of eircom Group plc, at the date of the change of control will vest subject to the approval of the Remuneration Committee.

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2004	—	—
Options granted	8,402,442	1.503
Options lapsed	(52,989)	1.500

Unexercised options committed to issuance 31 March 2005	8,349,453	1.503
Options cancelled	(927,897)	1.500

	7,421,556	1.504
Rebased following rights issue	779,264
Options cancelled	(153,240)	1.3575
Options exercised	(25,933)	1.3575

Unexercised options committed to issuance 31 March 2006	8,021,647	1.361

Out of the 8,021,647 outstanding share options (2005: 8,349,453 options), none were exercisable in the year ended 31 March 2006. The options which were exercised became exercisable under the “good leaver” provisions of the Plan and was approved by the Remuneration Committee.

Tranche 2

The second grant of 6,041,509 options was made under the Share Option Plan to selected senior employees including the Executive Directors, on 7 October 2005 at a price €2.205 per share.

The exercise of any options granted under the Share Option Plan is conditional on achievement of performance targets over a three year period. For options granted during the financial year ended 31 March 2006, the Remuneration Committee determined that the exercise of these options would be subject to the following performance target: (i) that eircom Group plc’s normalised adjusted earnings per share, based on IFRS, for the financial year ended 31 March 2008 must achieve a growth target of an increase of the consumer price index plus 3% over the previous years normalised earnings per share; and (ii) payment of a dividend of not less than 10.2 cents per share in each of the financial years ended 31 March 2006, 31 March 2007 and 31 March 2008 which reflects the assumed dividend yield as described in the Listing Particulars, published in connection with Listing, as adjusted to maintain a constant dividend yield following the rights issue. Normalised adjusted earnings per share will be calculated by an independent third party. These options become exercisable, once the performance criteria are achieved, on 7 October 2008 and remain exercisable until 7 October 2015. In the event of a change of control all of the outstanding options, in the Ordinary Shares of eircom Group plc, at the date of the change of control will vest subject to the approval of the Remuneration Committee.

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2005	—	—
Options granted	6,041,509	2.205
Options cancelled	(52,564)	2.205

Unexercised options committed to issuance 31 March 2006	5,988,945	2.205

The following table summarises all of the transactions of the entire Group’s share option activity for the financial years ended 31 March 2005 and 31 March 2006.

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2004	2,247,705	1.164
Options granted	8,402,442	1.503
Options lapsed	(69,529)	1.420
Options exercised	(2,177,700)	1.164

Unexercised options committed to issuance 31 March 2005	8,402,918	1.501

Options exercised	(53,465)	1.164
Options cancelled	(927,897)	1.500

	7,421,556	1.504
Rebased following rights issue	779,264

	8,200,820	1.361
Options granted	6,041,509	2.205
Options cancelled	(205,804)	1.574
Options exercised	(25,933)	1.3575

Unexercised options committed to issuance 31 March 2006	14,010,592	1.722

The exercise price of all options was greater than or equal to the market value of the shares at the date of grant.

The fair value of options granted for the financial years ended 31 March 2005 and 31 March 2006 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2006
Expected life from granting date (in years)	10.00	10.00
Risk-free interest rate	4.5%	3.4%
Volatility	19%	23%
Dividend yield	7.33%	6.18%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The Group’s options granted prior to Admission, had characteristics significantly different from those of traded options, and changes in the subjective input assumptions could materially affect the fair value estimate. Based upon the above assumptions the weighted average fair value of the stock options granted under the E Scheme over Ordinary Shares was €0.06 per option during the financial year ended 31 March 2004. The weighted average fair value of the stock options granted under the Share Option Plan—Tranche 1 over Ordinary Shares was €0.10 per option during the year ended 31 March 2005. The weighted average fair value of the stock options granted under the Share Option Plan—Tranche 2 over Ordinary Shares was €0.23 per option during the year ended 31 March 2006.

The Key Executive Share Award Plan (the “Share Award Plan”)

Certain executive directors and senior executives were granted awards over 1,472,198 Ordinary Shares in eircom Group plc during March 2004 at a fair value of €1.55 per share. The awards vest 50% annually over two years on the anniversary of the date of Admission, which was 24 March 2004, and will be exercisable at no cost to the holder. The portion to vest in March 2005 did not vest until the year ended 31 March 2006. The portion to vest in March 2006 did not vest until the year ended 31 March 2007. No further awards will be granted under this plan.

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2004 and 31 March 2005	1,472,198	0.10
Options exercised	(742,861)	0.10

	729,337	0.10
Rebased following rights issue	83,893	0.10

Unexercised options committed to issuance 31 March 2006	813,230	0.10

In the year ending 31 March 2005, under U.S. GAAP, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”), the Group has accounted for its share based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R “Share-Based Payment” (“SFAS No. 123R”) which revises SFAS No. 123 and eliminates the option to apply the intrinsic value measurement provisions of APB 25. SFAS No. 123R requires that the cost of all share-based payment transactions be recognised in the financial statements. SFAS No. 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. For public entities that do not file as small business issuers, the standard is effective for the first interim or annual reporting period that begins after June 15, 2005. The Group adopted SFAS No. 123R on 1 April 2005 using the modified prospective transition method. Under the modified prospective method, and in accordance with Staff Accounting Bulletin 107 (“SAB 107”), the Group is not required to restate prior year amounts.

Under U.S. GAAP, there was no compensation charge recorded under the Share Award Plan during the financial year ended 31 March 2004 since the shares were granted on 24 March 2004 and vest over two years. During the financial year 31 March 2005 and 31 March 2006, the compensation charge relating to the shares under the Share Award Plan was €1.1 million and €1.1m respectively. Under IFRS a charge of €2.2 million was charged through the income statement in the financial year ended 31 March 2004.

Total equity compensation charges under U.S. GAAP were €2.4 million for the financial year ended 31 March 2005 and €1.6 million for the financial year ended 31 March 2006.

In accordance with APB 25, had the options and awards been accounted for in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), pro forma net income and basic and diluted net earnings per share would have been as follows for the financial year ended 31 March 2005:

31 March 2005 €’m

Net profit under U.S. GAAP attributable to ordinary shareholders, as reported	47
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	2
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1)

Pro forma net profit	48

(f)	Other Matters

Tangible Assets

On 1 January 1984 tangible assets valued, in accordance with the Postal and Telecommunications Services Act, 1983, at €798.7 million were transferred to the Group. Since the Group did not maintain sufficiently detailed records to determine the historical cost for all assets, the valuation for certain assets was based on the estimated replacement cost, adjusted for depreciation and inflation (“depreciated replacement cost”). The Company has adopted consistent treatment for purposes of U.S. GAAP and thus no IFRS/U.S. GAAP difference has been recorded.

46. Recently Issued Accounting Standards Applicable to U.S. GAAP

Recent	U.S. GAAP accounting pronouncements

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS No. 153”), which clarifies that all nonmonetary transactions with commercial substance shall be recorded at fair value. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The adoption of this statement, as of 1 April 2006, will not have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”), a revision of SFAS No. 123. SFAS No. 123R amends the financial accounting and reporting for transactions in which an entity exchanges its equity instruments for goods or services. Primarily, SFAS No. 123R focuses on accounting for options granted to employees. The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The costs have to be recognised over the period during which an employee is required to provide service in exchange for the award. The guidance is effective after the first interim or annual reporting period that begins after 15 June 2005. The Group adopted SFAS No. 123R on 1 April 2005 using the modified prospective transition method. Under the modified prospective method, and in accordance with Staff Accounting Bulletin 107 (“SAB 107”), the Group is not required to restate prior year amounts. The application of the expensing provisions of SFAS No. 123R resulted in a pre-tax expense of approximately €2 million in the financial year ending 31 March 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). This Statement replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS No. 154 eliminates the requirement in APB Opinion No. 20 to include the cumulative effect of changes in accounting principle in the income statement in the period of change. Instead, to enhance the comparability of prior period financial statements, this statement requires that changes in accounting principles are retrospectively applied. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. We will adopt the provisions of SFAS No. 154, prospectively, as of 1 April 2006.

In September 2005, the FASB ratified the guidance regarding the determination of the amortisation period for leasehold improvements in operating leases as described in EITF 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”. This guidance is effective for leasehold improvements purchased or acquired in reporting periods beginning after 29 June 2005. This accounting pronouncement will not have a material impact on our financial position or results of operations and will be applied as of 1 April 2006.

In October 2005, the FASB Staff Position (“FSP”) regarding FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” was issued. This FSP addresses rental costs associated with land or building operating leases incurred during a construction period to be recognised as rental expense and not to be capitalised. This guidance is effective in reporting periods beginning 1 January 2006. This accounting pronouncement will not have a material impact on our financial position or results of operations and will be applied as of 1 April 2006.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and SFAS No. 140” (“SFAS No. 155”). This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It also clarifies which interest-only strips and principal-only strips are not subject to SFAS No. 133. SFAS No. 155 also establishes a requirement to evaluate interests in securitised financial assets to identify interests that are free-standing derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation. The statement also clarifies that concentration of credit risks in the form of subordination are not embedded derivatives, and it also amends SFAS No. 140 to eliminate the prohibition on a qualified special purpose entity (“QSPE”) from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. Early adoption of this statement is allowed. We are in the process of evaluating the impact that the adoption of this statement will have on our consolidated financial statements.

In March 2006, FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140” (“SFAS No. 156”). This Statement requires that all separately recognised servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under SFAS No. 156, an entity can elect subsequent fair value measurement of its servicing assets and servicing liabilities by class, thus simplifying its accounting and providing for income statement recognition of the potential offsetting changes in fair value of the servicing assets, servicing liabilities, and related derivative instruments. An entity that elects to subsequently measure servicing assets and servicing liabilities at fair value is expected to recognise declines in fair value of the servicing assets and servicing liabilities more consistently than by reporting other-than-temporary impairments. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after 15 September 2006. This accounting pronouncement will not have a material impact on our financial position or results of operations and will be applied as of 1 April 2007.

eircom Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of eircom Limited:

We have audited the accompanying consolidated balance sheets of eircom Limited and its subsidiaries as of 31 March 2005 and 31 March 2006 and the related consolidated income statements, consolidated cash flow statements and consolidated statement of changes in equity for each of the two years in the period ended 31 March 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eircom Limited and its subsidiaries at 31 March 2005 and 31 March 2006, and the results of their operations and their cash flows for each of the two years in the period ended 31 March 2006, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).

IFRS as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 42 and 43, to the consolidated financial statements.

PricewaterhouseCoopers

Dublin, Ireland

26 June 2006

eircom Limited

Consolidated income statement

For the Year Ended 31 March 2006

	Notes	2005 €’m	2006 €’m
Revenue	8	1,598	1,693
Operating costs excluding amortisation, depreciation and restructuring programme costs	9	(1,002)	(1,148)
Amortisation	9, 15	(20)	(15)
Depreciation	9, 16	(235)	(261)
Restructuring programme costs	9	(66)	(30)
Profit on disposal of property and investments	9, 10	—	52

Operating profit		275	291
Finance costs	11 (a)	(13)	(5)
Finance income	11 (b)	9	20

Finance (costs)/income – net	11	(4)	15
Share of profit of associates	17	1	1
Profit before tax		272	307

Income tax expense	12	(31)	(48)
Profit for the year	29	241	259

The accompanying notes form an integral part of these consolidated financial statements.

eircom Limited

Consolidated balance sheet

As at 31 March 2006

	Notes	2005 €’m	2006 €’m
ASSETS
Non-current assets
Goodwill	14	—	234
Other intangible assets	15	17	141
Property, plant and equipment	16	1,517	1,585
Investments in associates	17	1	—
Retirement benefit asset	35	190	134
Financial assets at fair value through income statement	18	50	53
Other assets	19	118	105

		1,893	2,252

Current assets
Inventories	20	11	13
Trade and other receivables	21	472	531
Financial assets at fair value through income statement	18	22	17
Other assets	19	9	25
Cash and cash equivalents	22	39	221

		553	807

Total assets		2,446	3,059

LIABILITIES
Non-current liabilities
Borrowings	23	118	110
Capital grants	24	9	7
Deferred tax liabilities	25	124	129
Provisions for other liabilities and charges	26	201	188

		452	434

Current liabilities
Borrowings	23	9	28
Trade and other payables	27	783	980
Current tax liabilities		25	26
Provisions for other liabilities and charges	26	23	37

		840	1,071

Total liabilities		1,292	1,505

EQUITY
Equity share capital	28, 29	552	552
Capital conversion reserve fund	29	9	9
Capital contribution	29	—	219
Share premium account	29	144	144
Retained earnings	29	449	630

Total equity	29	1,154	1,554

Total liabilities and equity		2,446	3,059

The accompanying notes form an integral part of these consolidated financial statements.

eircom Limited

Consolidated cash flow statement

For the Year Ended 31 March 2006

	Notes		2005 €’m	2006 €’m
Cash flows from operating activities
Cash generated from operations	31	(a)	525	575
Dividends received			—	1
Interest received			3	5
Interest paid			(1)	(1)
Income tax refund			3	4
Income tax paid			(20)	(39)
Tax paid on gain on exit from Golden Pages			(38)	—
Payment to group companies for corporation tax losses			(16)	(17)

Net cash generated from operating activities			456	528

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired			—	(210)
Disposal of associate undertaking			—	2
Purchase of property, plant and equipment (PPE)			(182)	(233)
Proceeds from sale of PPE and investments	31	(b)	3	63
Purchase of intangible assets			(12)	(17)
Loan advanced from parent undertaking			—	170
Loan advanced to parent undertaking			—	(10)

Net cash used in investing activities			(191)	(235)

Cash flows from financing activities
Dividends paid to equity shareholders			(322)	(107)
Lease payments			—	(4)

Net cash used in financing activities			(322)	(111)

Net (decrease) / increase in cash and cash equivalents			(57)	182
Cash and cash equivalents at beginning of year			96	39

Cash and cash equivalents at end of year	22		39	221

The accompanying notes form an integral part of these consolidated financial statements.

eircom Limited

Consolidated statement of changes in equity

For the Year Ended 31 March 2006

	Notes	Total equity €’m
Balance at 1 April 2004	29	1,237

Profit for the year	29	241

Total recognised income for the year		241

Share option scheme	29	1
Dividends relating to equity shareholders	13,29	(325)

Balance at 31 March 2005	29	1,154

Profit for the year	29	259

Total recognised income for the year		259

Share option scheme	29	2
Dividends paid to equity shareholders	13,29	(80)
Capital contribution	29	219

Balance at 31 March 2006	29	1,554

The accompanying notes form an integral part of these consolidated financial statements.

eircom Limited

Notes to the Financial Statements

For the Year Ended 31 March 2006

1. General information

eircom Limited is an Irish registered private company and is the principal provider of fixed line telecommunications services in Ireland. The group is tax resident in Ireland. During the year the group re-entered the mobile telecommunications market through the purchase of 100% of the share capital of Meteor Ireland Holdings, LLC, a company incorporated in Delaware, and the holding company of Meteor Mobile Communications Limited (“Meteor”), a mobile telecommunications company operating in Ireland (Note 7).

2. First time adoption of International Financial Reporting Standards (IFRS)

Prior to 1 April 2005 the group prepared its consolidated and individual financial statements under Irish GAAP. From 1 April 2005, the group is presenting its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and the interpretations from the International Financial Reporting Interpretation Committee (IFRIC), and the Irish Companies Acts, 1963 to 2005.

The comparative figures in respect of the 2005 consolidated financial statements have been restated to reflect the group’s adoption of IFRS from the date of transition at 1 April 2004.

The rules for first time adoption of IFRS are set out in IFRS 1 “First time adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS as noted below.

Optional exemptions

Business combinations

The group has not applied IFRS 3, “Business combinations” retrospectively to business combinations prior to the date of transition. As no adjustments were required in respect of the carrying amount of goodwill in the Irish GAAP balance sheet as at 31 March 2004, it has accordingly been carried forward without adjustment. Goodwill arising on acquisitions prior to 1 April 2004 is not amortised from the transition date but is subject to annual impairment testing or more frequently if events or circumstances indicate that goodwill may be impaired. The group had no unamortised goodwill at 1 April 2004.

Property, plant and equipment

The group has elected to measure its land and buildings at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The group adopted the carrying value of all other property, plant and equipment under Irish GAAP on the date of transition as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1. The group will not revalue property, plant and equipment going forward.

Employee benefits

The group is electing to use the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Share based-payment

The group has not applied IFRS 2, “Share-based payment” retrospectively to grants of equity instruments settled before 1 January 2005.

Mandatory exemptions

Derecognition of financial assets and liabilities

In accordance with IFRS 1, as a first-time adopter, the group has applied the derecognition requirements in IAS 39 prospectively from the effective date of IAS 39 for transactions that occurred after 1 April 2004.

Hedge accounting

In accordance with IFRS 1, as a first-time adopter, the group did not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39.

Estimates

In accordance with IFRS 1, as a first-time adopter, the group did not revise estimates on transition to reflect new information subsequent to the original estimates.

Assets classified as held for sale and discontinued operations

The group has no non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued.

3. IFRS Principal Adjustments

The reconciliation of the income statement prepared in accordance with Irish GAAP and in accordance with IFRS for the year ended 31 March 2005 and the reconciliation of the amount of total equity at 31 March 2005 and 1 April 2004 is as follows:

	Profit for the Year ended 31 March 2005 €’m	Total equity as at 1 April 2004 €’m	Total equity as at 31 March 2005 €’m
As reported under Irish GAAP	256	1,024	1,062
Impact of:
Recognition of pension asset (a)	(15)	205	190
Share-based payments (b)	(1)	—	—
Deferral of connection revenue (c)	(5)	(20)	(25)
Deferral of IRU revenue (d)	1	(24)	(23)
Revaluation of certain property, plant and equipment at the transition date (e)	—	7	7
Deferred taxation (f)	5	(62)	(57)
Dividends payable to group undertakings (i)	—	107	—

IFRS	241	1,237	1,154

(a) Pension - IAS 19 “Employee benefits”

Irish GAAP

The group had used SSAP 24 “Accounting for pension costs” to account for employee benefits up to 31 March 2005. The regular cost of providing pensions was charged against profits over employees service lives with the group using the projected unit method. Variations from this regular cost were allocated on a straight-line basis over the average remaining service lives of current employees. Under FRS 7 “Fair values in acquisition accounting”, pension surpluses arising on acquisition, as calculated under SSAP 24, were included at fair value at the acquisition date and amortised over the remaining service lives of current employees.

IFRS

Under IAS 19, the liabilities and costs associated with the group’s defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on AA corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

The group is electing to use the corridor approach which leaves some actuarial gains and losses unrecognised as permitted by IAS 19. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Impact

The IFRS impact on the 31 March 2005 income statement is a charge of €15 million, before taxation.

The balance sheet impact of the implementation of this standard is to recognise a retirement benefit asset of €190 million in the group’s balance sheet at 31 March 2005

The group’s unrecognised pension deficit under IAS 19 was €773 million at 31 March 2005.

(b) Share-based payments - IFRS 2 “Share-based payments”

Irish GAAP

In accordance with Urgent Issues Task Force Abstract (“UITF”) 17 “Employee share schemes”, the group recognised as a charge to the income statement the amount by which the value of shares at the date of granting share options to employees exceeded the value at which employees can exercise the options granted. These costs were normally recognised over the vesting period, except where the options were granted in recognition of past performance which were recognised at the time of the grant. The charge was included in operating costs in the income statement.

IFRS

In accordance with IFRS 2, the group measured equity-settled share-based payment transactions at fair value through the income statement. Under IFRS 2, the group opted to apply the standard only to options/awards outstanding as at 1 January 2005 that had been granted since 7 November 2002 (the effective date of IFRS 2) and therefore has not applied IFRS 2 retrospectively to other grants of equity instruments settled before 1 January 2005.

Impact

In accordance with IFRS 2, the group has recognised a charge to income representing the fair value of outstanding employee share options/awards granted which were outstanding as at 1 January 2005 and had been granted since 7 November 2002. The fair value has been calculated using the Black-Scholes options valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

The operating profit impact in the income statement for the year ended 31 March 2005 is a charge of €1 million. There is no net impact on the balance sheet at 31 March 2005.

(c) Connection revenue - IAS 18 “Revenue”

Irish GAAP

Under Irish GAAP, the group recognised revenue from up-front connection fees when the connection was performed.

IFRS

Under IFRS, the group has adopted a policy whereby connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between three and six years.

Impact

The impact on the 31 March 2005 income statement of deferring connection fees under IFRS is to decrease revenue by €5 million. The effect on the 31 March 2005 balance sheet is an increase in deferred revenue of €25 million.

(d) Indefeasible rights of use (“IRU”) - IAS 18 “Revenue”

Irish GAAP

In the years ending 31 March 2000 and 31 March 2001, the group entered into IRU contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under Irish GAAP, revenue from the sale of IRU contracts was recognised at the time the contracts were signed.

Expenditure on purchased IRU contracts was capitalised under property, plant and equipment and amortised over 7 years in accordance with the group’s depreciation policy and the terms of the contract.

IFRS

The group has applied IAS 18 and are accounting for IRU contracts in the following manner:

•	The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

•	The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight-line basis as an expense over a 7 year period.

Impact

The effect on the 31 March 2005 balance sheet, in respect of the sales contracts, is an increase of €23 million in deferred revenue. The effect on the 31 March 2005 balance sheet, in respect of the purchase contracts, is a reclassification of €5 million from property, plant and equipment to trade and other receivables. The impact on the 31 March 2005 income statement, in respect of the sales contracts, is an increase in revenue under IFRS of €1 million. The impact on the 31 March 2005 income statement, in respect of the purchase contracts, is a reclassification of €4 million from depreciation to operating costs.

(e) Property valuation - IAS 16 “Property, plant and equipment”

Irish GAAP

Under FRS 15 “Tangible fixed assets”, non-specialised properties were valued at existing use value, specialised properties were valued at depreciated replacement cost and properties surplus to requirements were valued at open market value. Under this standard, the group’s land and buildings are stated at valuation, the basis of which was depreciated replacement cost and existing use value, where appropriate.

IFRS

Under IAS 16, property, plant and equipment is recognised at either cost or fair value through regular revaluation. The group has fair valued certain items of property, plant and equipment at the transition date. This required a net uplift in the valuation of properties and consequent increases in equity. In accordance with IFRS 1, where a revaluation is taken as deemed cost on transition date the revaluation reserve is transferred to retained earnings.

The reserve does not represent a distributable reserve. The group adopted the carrying value of all other property, plant and equipment under Irish GAAP on the transition date as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted under IFRS 1. The group will not revalue property, plant and equipment going forward.

Impact

The net impact on the 31 March 2005 balance sheet is an increase to property, plant and equipment of €7 million, a decrease in revaluation reserve by €286 million and an increase in retained earnings of €293 million. There is no material impact to depreciation in the 31 March 2005 income statement.

(f) Deferred tax and current tax - IAS 12 “Income taxes”

Irish GAAP

FRS 19 requires deferred tax to be accounted for on the basis of timing differences. A timing difference is defined as the difference between accounting profit and taxable profit that arises from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. Timing differences originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax should not be recognised on permanent differences.

IFRS

IAS 12 requires that deferred tax be accounted for on the basis of taxable or deductible temporary differences. A temporary difference is defined as the difference between the carrying value of an asset or liability and its tax base. Temporary differences include all timing differences and many permanent differences. Under IAS 12, deferred tax is charged directly to equity if the tax relates to items that are credited or charged directly to equity.

Impact

The net impact on the 31 March 2005 group balance sheet is to increase the net deferred tax liability by €57 million under IFRS. The increase principally relates to the following:

(i) The impact of providing deferred tax on the revaluation of the land and buildings up to December 2003 gives rise to an additional deferred tax liability of €32 million at 31 March 2005.

(ii) In prior years the group claimed rollover relief on chargeable gains arising from the disposal of assets. This gives rise to an additional deferred tax liability of €8 million at 31 March 2005.

(iii) The impact of providing deferred tax on the pension asset recognised gives rise to an additional deferred tax liability of €24 million at 31 March 2005.

(iv) These increases are partially offset by the net impact of increases and decreases in deferred tax arising as a result of the difference between the carrying value and the tax base of other assets or liabilities.

(g) Software - IAS 38 “Intangible assets”

Irish GAAP

Under Irish GAAP, software development costs that are directly attributable to bringing a computer system or other computer-operated machinery into working condition for its intended use within the business are treated as part of the cost of the related hardware and capitalised under property, plant and equipment.

IFRS

Under IAS 38, when software is not an integral part of the related hardware, computer software is treated as an intangible asset. Certain software assets previously classified under property, plant and equipment have been reclassified under intangible assets in line with the requirements of IAS 38.

Impact

The impact on the 31 March 2005 balance sheet is a reclassification of €15 million from property, plant and equipment to intangible assets. There is no impact on the 31 March 2005 income statement.

(h) Temporary income stream (“TIS”) annuity scheme – IAS 19 “Employee benefits”

Irish GAAP

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. Under Irish GAAP, the group recorded a liability at the date that an employee elected to receive the annuity. The group estimated the net liability and calculated it as the net of the present value of the fixed payment stream due to employees offset by the fair value of the assets set aside to fund the payment stream at the balance sheet date.

IFRS

Under IFRS, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The annuity asset is recognised under current assets and non-current financial assets at fair value through income statement and the obligation is recognised gross under current and non-current liabilities, as applicable.

Impact

The impact on the 31 March 2005 balance sheet is an increase of €22 million and €50 million to current assets and non-current financial assets at fair value through income statement respectively. In addition there is an increase of €53 million to non-current provisions for other liabilities and charges and an increase of €19 million to current provisions for other liabilities and charges. Under IFRS €6 million is reclassified from restructuring costs to interest expense, resulting in no net impact on the 31 March 2005 income statement.

(i) Dividends payable and receivable - IAS 10 “Events after the balance sheet date”

UK GAAP

The group accounted for dividends proposed by the directors relating to a given accounting period within that period, even if the shareholder approval of that dividend took place after the balance sheet date.

IFRS

Under IAS 10, proposed dividends do not meet the definition of a liability until the dividends are approved by the shareholders. Thus, proposed dividends have been reversed under IFRS.

Impact – dividend payable to group undertakings

The effect on the 1 April 2004 group and company balance sheet of reversing the proposed dividend is a reduction in trade and other payables of €107 million. There is no impact on the 31 March 2005 income statement or balance sheet.

(j) Leases – IAS 17 “Leases”

Irish GAAP

Under Irish GAAP, lease receivable balances and lease obligation balances for certain lease arrangements were netted on the balance sheet.

IFRS

Under IFRS, lease receivable balances and lease obligation balances for certain lease arrangements are shown gross on the balance sheet.

Impact

The impact on the 31 March 2005 balance sheet is to increase non-current other assets by €118 million and to increase current other assets by €9 million and to increase non-current lease obligations by €118 million and to increase current lease obligations by €9 million.

(k) Cash flow – IAS 7 “Cash flow statements”

Irish GAAP

Under Irish GAAP, cash flows were presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and financing.

IFRS

Under IFRS, cash flows are required to be shown separately for three categories only, namely, operating, investing and financing activities.

Impact

Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP are included as operating activities under IFRS.

4. Accounting policies under IFRS

These financial statements have been prepared on a basis consistent with the accounting policies set out below.

(a) Basis of accounting

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations endorsed by the European Union (EU) and with those parts of the Companies Acts 1963 to 2005 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, as modified by revaluation of financial assets and certain financial liabilities (including derivative financial instruments) and the measurement of the fair value of share options. A summary of the more important group accounting policies is set out below.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 6.

(b) Basis of consolidation

The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, eircom Limited, and its subsidiaries. The subsidiaries financial years are all coterminous with those of the company.

(i)	Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the group owns more than 50% of the voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of eircom Limited and its subsidiaries after eliminating intercompany balances and transactions. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(ii)	Associates

An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the group exercises significant influence but not control. Significant influence is presumed to exist where the group holds between 20% and 50% of the voting rights, but can also arise where the group holds less than 20% if the group is actively involved and influential in policy decisions affecting the entity. The group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the group’s share of the associate’s post tax results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.

(iii)	Acquisitions and disposals

The results of subsidiaries acquired during the period are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the period are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold.

(c) Goodwill

For acquisitions completed on or after 1 April 2004, goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested for impairment annually, or if events indicate that goodwill may be impaired, and carried at cost less accumulated impairment losses.

For acquisitions prior to 1 April 2004, differences between the purchase price and the fair value of net assets acquired are classified as goodwill from acquisitions. Goodwill was amortised on a straight-line basis over the estimated useful life of 20 years until 31 March 2004 (the date of transition to IFRS).

(d) Intangible assets

Acquired computer software licences and associated costs are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Internal costs associated with developing computer software programmes are also capitalised. These costs are amortised over their estimated useful lives (three to four years).

Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

Other intangible assets, which comprise primarily acquired intangible assets, are capitalised at fair value and amortised using the straight-line method over their estimated useful life.

The following useful lives have been determined for the intangible assets acquired during the year:

Years
Computer software	3 - 4

Monitoring contracts	3

Intangible assets from acquisitions:
Prepaid customer relationships	2
Postpaid customer relationships	7
Roaming customer relationships	10
Brand	12
GSM License	25

(e) Revenue recognition

Fixed Line

Revenue comprises the fair value of consideration received and receivable in respect of all services provided and equipment sold to third parties, net of value added tax and discounts. Revenue is recognised in the period earned by rendering of services or delivery of products. Revenue includes sales by group entities but excludes all intercompany sales.

Traffic revenue is recognised at the time the traffic is carried over the group’s networks. Revenue from rentals is recognised evenly over the period to which the charges relate. Bundled products (line rentals and traffic) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard rates is normally applied based on the relative fair value of the bundle.

Connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between three and six years. Customer lives are reviewed annually. Revenue from equipment sold to third parties is recognised at the point of sale. Revenue arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

Billings for telephone services are made on a monthly, bi-monthly or quarterly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

The group is required to interconnect its network with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s network. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

Mobile

Mobile revenue consists principally of charges to customers for traffic from our network services, revenue from providing network services to other telecommunications companies, and the sale of handsets.

Revenue is recognised when the service or product has been provided and there is a reasonable expectation of an inflow of economic benefits and those benefits can be reasonably measured.

When the group acts as principal bearing the risk and rewards of a transaction, revenue is recorded on a gross basis. However when the group acts as an agent on behalf of third parties, revenue is reported net of costs.

Revenue from the sale of bundled products is allocated between the elements on the basis of each element’s fair value and recognised in revenue when each individual element of the product or service is provided. The fair values of each element are determined based on the current market price of the elements when sold separately. To the extent that there is a discount in the bundled product, such discount is allocated between the elements of the contract in such a manner as to reflect the fair value of each element.

(f) Payments to other operators

Payments to other operators are mainly settlement fees that the group pays to other telecommunications operators for traffic that is routed on their networks. Costs associated with these payments are recognised in the period in which the traffic is carried.

(g) Customer acquisition costs

The group pays commissions to dealers for the acquisition and retention of mobile subscribers and certain fixed line products. Customer acquisition costs are recorded immediately in the income statement.

(h) Research

Expenditure on research is written off as incurred. Development costs are capitalised under intangible assets, if they generate probable future economic benefits. The capitalised development costs are amortised using the straight-line method over their estimated useful life. Development costs that do not fulfil the requirements for capitalisation are expensed as incurred.

(i) Foreign currencies

(i)	Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euro, which is the company’s functional and presentation currency and is denoted by the symbol “€”.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii)	Group entities

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in equity.

(j) Taxation

The group is managed and controlled in the Republic of Ireland and, consequently, is tax resident in Ireland.

Current tax is calculated on the profits of the period. Current tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax is charged directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(k) Financial instruments

All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings using the effective interest method.

Where the group has a legally enforceable right to set off the recognised amounts and intends to settle on a net basis or to realise the asset and settle the liability simultaneously then both the asset and the liability are derecognised.

Financial assets held at fair value through income statement

This classification includes two sub-classifications, namely, financial assets held for trading and those designated at fair value through the income statement at inception. A financial asset is classified in this way if acquired principally for the purpose of selling in the short term or if so designated by management. These financial assets are measured at fair value, and changes in the fair value are recognised in the income statement. Assets in this category are classified as current assets if they are held for trading or are expected to be realised within 12 months of the balance sheet date.

(l) Property, plant and equipment

Property, plant and equipment are stated at historical cost or deemed cost, less accumulated depreciation and impairment losses. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customer’s premises and includes contractors’ charges, materials and labour and related overheads directly attributable to the cost of construction.

Land and buildings, are stated at a deemed cost. Land and buildings, which were previously revalued on 31 December 2003, were frozen at deemed cost, based on their fair values at 1 April 2004, under IFRS 1 transition rules.

Depreciation

Depreciation is provided on property, plant and equipment (excluding land), on a straight-line basis, so as to write off their cost less residual amounts over their estimated economic lives. The estimated economic lives assigned to property, plant and equipment are as follows:

Asset Class	31 March 2005 Estimated Economic Life (Years)	31 March 2006 Estimated Economic Life (Years)
Buildings	40	40

Network Plant
Transmission Equipment
Duct	20	20
Overhead cable/poles	10-15	10- 15
Underground cable	14	14
Other local network	15	6-8

Exchanges
Exchange line terminations	8	8
Core hardware/operating software	3-4	3-4

Others	3-7	3-7

The group’s policy is to review the remaining economic lives and residual values of property, plant and equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life and residual value. This year’s review resulted in the adjustment of certain asset lives, as outlined in the table above. These changes were effected to more accurately reflect the asset lives in the industry.

Fully depreciated property, plant and equipment are retained in the cost of property, plant and equipment and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the income statement.

Assets in the course of construction

Assets in the course of construction represent the cost of purchasing, constructing and installing property, plant and equipment ahead of their own productive use. No depreciation is charged on assets in the course of construction. The estimated amount of interest incurred, based on the weighted average interest rate on outstanding borrowings, while constructing capital projects is capitalised.

Asset retirement obligations

The group has certain obligations in relation to the retirement of assets mainly poles, batteries and international cable. The group also has obligations to dismantle base stations and to restore the property owned by third parties on which the stations are situated after the stations are removed. The group capitalises the future discounted cash flows associated with these asset retirement obligations and depreciates these assets over the useful life of the related asset.

(m) Impairment

Assets that have an indefinite useful life, principally goodwill, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation and depreciation are also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(n) Capital grants

Grants from the government and other parties are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(o) Leased assets

The capital cost of property, plant and equipment acquired under finance leases is included in property, plant and equipment and depreciated over the shorter of the lease term and the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in current and non-current liabilities, as applicable, while the interest is charged to the income statement over the primary lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(p) Inventories

Inventories comprise consumable items and goods held for resale. Inventories are stated at the lower of cost and net realisable value. Cost is calculated on a weighted average basis and includes invoice price, import duties and transportation costs. Where necessary, write-downs in the carrying value of inventories are made for damaged, deteriorated, obsolete and unusable items on the basis of a review of individual items included in inventory.

(q) Trade receivables

Trade receivables are recognised initially at fair value and subsequently less any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or a financial re-organisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. All movements in the level of the provision required are recognised in the income statement.

(r) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments readily convertible to cash.

(s) Indefeasible rights of use (“IRU”)

The group accounts for IRU contracts in the following manner:

(i)	The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

(ii)	The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight-line basis as an expense over a 7 year period.

(t) Employee benefits

(i)	Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments determined by periodic actuarial calculations to trustee-administered funds. The group operates both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate fund. Under defined contribution plans, the group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The amount recognised in the balance sheet in respect of defined benefit pension plans is the present value of the groups defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of AA corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses, arising from experience adjustments and changes in actuarial assumptions, in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Pre 1 January 1984, past-service costs are the responsibility of the Irish Minister for Finance. Post 1 January 1984, past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contributions to publicly or privately administered pension plans on a contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii)	Share-based compensation

The group operates equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the group revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received on the exercise of share options net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii)	Termination benefits

Termination benefits are payable when employment is terminated by the group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iv)	Bonus plans

The group recognises a provision and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation.

(u) Provisions

Provisions for obligations relating to the disposal and dismantling of certain assets and related restoration requirements, onerous contracts on property, restructuring programme costs and legal claims are recognised when the group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(v) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w) Dividend distribution

Final dividend distributions to equity shareholders are recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the equity shareholders. Interim dividend distributions to equity shareholders are recognised as a liability in the group’s financial statements in the period in which the dividends are paid.

(x) Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

(y) Fair value estimation

Fair value is the amount for which an asset, liability or financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than a forced or liquidation sale. The fair value is determined based on quoted prices or by using valuation techniques such as discounted cash flow analysis.

The fair values of short-term deposits, floating-rate loans and overdrafts approximate to their carrying amounts.

5. Financial risk management

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market rate risk, credit risk and liquidity risk. Responsibility for managing these risks rests with the Board of eircom Group plc, the ultimate parent company of eircom Limited. It is, and has been throughout the period under review, the group’s policy not to trade in financial instruments.

The group conducts its business primarily in Ireland and, therefore, operating and investing cash flows are substantially denominated in euro. A limited level of foreign exchange risk arises in relation to a foreign subsidiary, capital expenditure denominated in foreign currencies and foreign exchange settlements with international third party telecommunications carriers.

(a) Market rate risk

Market rate risk is defined as the exposure of the group’s financial position to movements in interest and foreign exchange rates. The principal aim of managing these risks is to limit the adverse impact on shareholder value of movements in interest rates and foreign exchange rates.

The main derivatives used are forward contracts for hedging currency exposure. It is group policy to hedge the majority of currency risk. The group seeks to manage the fixed/floating mix of its borrowings with the aim of controlling cost while mitigating its exposure to interest rate risk. The group achieves fixed rates on borrowings usually directly through the use of fixed rate debt and on occasion through the use of interest rate swaps.

(b) Credit risk

Credit risks are mainly related to counterparty risks associated with trade and other debtors, prepayments and amounts owed by related companies.

The group’s trade debtors are generated by a large number of customers, both private individuals and companies in various industries, mainly in Ireland and hence there is no significant concentration of credit risk. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis, including some processing of current credit information on subscribers from third-party sources.

The group is exposed to credit risk relating to its cash and cash equivalents. The group places its cash with highly rated financial institutions. The group’s policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The group has not experienced any losses on such accounts.

Transactions are managed by Irish Telecommunications Investment Limited (“ITI”); a wholly owned subsidiary, within a framework of limits approved by the Board, which restrict the group’s dealings to highly rated financial institutions.

(c) Liquidity risk

The objective of liquidity management is to ensure the availability of sufficient funds to meet the group’s requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines. The maturity profile of group debt is set out in Note 23 of the Financial Statements.

(d) Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Techniques, such as estimated discounted cash flows, are used to determine fair value for financial instruments.

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar instruments.

6. Critical Accounting Judgements and Estimates

Judgements and estimates are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Establishing lives for depreciation purposes of property, plant and equipment

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of the total assets. The annual depreciation charge depends primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on depreciation and amortisation charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis as asset lives are individually determined and there are a significant number of asset lives in use. The effect of the changes in asset lives, of a small number of our total assets, in the income statement for the year ended 31 March 2006 was an increase in the depreciation charge of €24 million. Detail of the useful lives is included in note 4(l). The impact of any change would vary significantly depending on the individual changes in assets and the classes of assets impacted.

(b) Establishing lives for amortisation purposes of intangible assets

The group has significant levels of intangible assets. The amortisation charge is dependent on the estimated lives allocated to each type of intangible asset. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives and the expected pattern of consumption of the future economic benefits embodied in the asset. Changes in asset lives can have a significant impact on amortisation charges for the period. The effect of the changes in asset lives in the income statement for the year was a decrease in the amortisation charge by €4 million. Detail of the useful lives is included in Note 4(d) and the related intangible assets are set out in Note 15.

(c) Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs

The group operates funded defined benefit schemes, which are independent of the group’s finances, for the majority of employees. Valuations of the main scheme are carried out on an annual basis by the actuaries to the schemes. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations and the unrecognised pension surplus or deficit at the date of the last valuation. The cost of these benefits and the present value of the pension liabilities depend on the assumptions made in respect of such factors as the life expectancy of the members of the scheme, the salary progression of current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. The group uses estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in the financial statements. Differences between assumptions made and actual experience and changes in assumptions made also impact on pension charges. The effect of changes in assumptions on the pension scheme valuation is contained in Note 35.

(d) Providing for doubtful debts

The group provides services to individuals and business customers on credit terms. The group expects that some debts due will not be paid as a result of the default of a small number of customers. The group uses estimates based on historical experience in determining the level of debts, which the group believes, will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact the operating results. Any significant reduction in the level of customers that default on payments or other significant improvements that resulted in a reduction in the level of bad debt provision would have a positive impact on the operating results. The level of provision required is reviewed on an ongoing basis.

(e) Providing for litigation, contingencies and other constructive obligations

The group is a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. The group reviews the current status of any pending or threatened proceedings with the group’s legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation, management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, the group recognise any loss that is considered probable and reasonably quantifiable as of the balance sheet date. In addition, the group provides for other items of an uncertain timing or amount, such as liabilities arising as a result of self-insurance and disputes with third parties, including regulatory authorities. These provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required and the timing of payments.

The group has onerous contracts associated with vacant offices and industrial leasehold properties and disposals relating to relocations. The group has estimated the future cash outflows arising from these onerous contracts. The estimation of outflows includes judgements in respect of the sub-let of certain of the properties. If the group were unable to sublet the properties for the duration of the leases an additional provision of €16.3 million would be required in the financial statements.

(f) Making appropriate medium-term assumptions on asset impairment reviews

The group undertakes a review for impairment annually or if events or circumstances indicate that the carrying amount may not be recoverable. Factors which the group consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under IFRS are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the recoverable amount of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

(g) Assessing the level of interconnect income from and payments to other telecommunications operators

The group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions. Changes in the estimates directly affect revenue, operating costs and profit.

(h) Asset retirement obligations

The group has certain obligations in relation to the retirement of assets mainly poles, batteries and international cable. The group also has obligations to dismantle base stations and to restore the property owned by third parties on which the stations are situated after the stations are removed. Significant judgement is required in determining the cash flows associated with these retirement obligations as some of the cash flows are anticipated up to 20 years in the future.

7. Business combinations

On 23 November 2005, the group acquired 100% of the share capital of Meteor Ireland Holdings, LLC, a company incorporated in Delaware, the holding company of Meteor Mobile Communications Limited, a mobile telecommunications company operating in Ireland. The acquired business contributed revenues of €87 million and net loss of €11 million to the group for the period 23 November 2005 to 31 March 2006. The fair values used are provisional.

If the acquisition had occurred on 1 April 2005, group revenue would have been €221 million (unaudited), and loss before allocations would have been €60 million (unaudited). These amounts have been calculated using the group’s accounting policies and by adjusting the results of the subsidiary to reflect the depreciation and additional amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 April 2005, together with the consequential tax effects.

Details of net assets acquired and goodwill are as follows:

€’m
Purchase consideration:
- Cash paid by ultimate parent company	218
- Cash paid by company	201
- Direct costs relating to the acquisition	11

Total purchase consideration	430

Fair value of net assets acquired	(196)

Goodwill (Note 14)	234

The goodwill is attributable to the high growth rate and anticipated profitability of the acquired business.

The assets and liabilities arising from the acquisition are as follows:

	Fair Value €’m	Acquiree’s Carrying Value €’m
Cash and cash equivalents	2	2
Property, plant and equipment (Note 16)	98	136
Goodwill	—	33
Trademarks (included in other intangible assets) (Note 15)	22	—
Customer relationships (included in other intangible assets) (Note 15)	49	—
Licences (included in other intangible assets) (Note 15)	52	13
Receivables	45	45
Payables	(59)	(59)
Provisions for other liabilities and charges (Note 26)	(4)	(4)
Net deferred tax liabilities (Note 25)	(9)	—

Net assets acquired	196	166

		€’m
Purchase consideration settled in cash		212
Cash and cash equivalents in subsidiary acquired		(2)

Cash outflow on acquisition		210

There were no acquisitions in the year ended 31 March 2005.

8. Segment information

Primary reporting format – business segments

The group provides communications services, principally in Ireland. The group is organised into two main business segments:

(a)	Fixed line; and
(b)	Mobile

The segment results for the year ended 31 March 2006:

	Fixed line €’m	Mobile €’m	Inter-segment €’m	Group €’m
Revenue	1,618	87	(12)	1,693

Operating profit / Segment result	303	(12)	—	291
Finance costs				(5)
Finance income				20
Share of profit of associates				1

Profit before income tax				307
Income tax expense				(48)

Profit for the year				259

The segment results for the year ended 31 March 2005:

	Fixed line €’m	Mobile €’m	Inter-segment €’m	Group €’m
Revenue	1,598	—	—	1,598

Operating profit / Segment result	275	—	—	275
Finance costs				(13)
Finance income				9
Share of profit of associates				1

Profit before income tax				272
Income tax expense				(31)

Profit for the year				241

Other segment items included in the income statement are as follows:

	31 March 2005			31 March 2006
	Fixed line €’m	Mobile €’m	Group €’m	Fixed line €’m	Mobile €’m	Group €’m
Amortisation (Note 15)	20	—	20	9	6	15
Depreciation (Note 16 (b))	235	—	235	251	10	261
Restructuring programme costs	66	—	66	30	—	30
Impairment of inventory (Note 20)	1	—	1	—	1	1
Impairment of trade receivables recognised (Note 21)	13	—	13	17	2	19
Reversal of trade receivable impairments (Note 21)	(2)	—	(2)	(18)	—	(18)

The segment assets and liabilities and capital expenditure are as follows:

	31 March 2006
	Fixed line €’m	Mobile €’m	Unallocated €’m	Group €’m
Assets	2,357	503	199	3,059
Investments in associates	—	—	—	—

Total assets	2,357	503	199	3,059

Liabilities	1,136	77	292	1,505

Capital expenditure:
Intangible assets
- Arising on acquisition (Note 15)	—	123	—	123

- Other expenditure (Note 15)	16	—	—	16

Property, plant and equipment
- Arising on acquisition (Note 16)	—	98	—	98

- Other expenditure (Note 16)	228	16	—	244

	31 March 2005
	Fixed line €’m	Mobile €’m	Unallocated €’m	Group €’m
Assets	2,246	—	199	2,445
Investments in associates	—	—	1	1

Total assets	2,246	—	200	2,446

Liabilities	1,015	—	277	1,292

Capital expenditure:
Intangible assets (Note 15)	13	—	—	13

Property, plant and equipment (Note 16)	198	—	—	198

Segment assets consist primarily of property, plant and equipment, goodwill and other intangible assets, inventories, receivables and operating cash. They exclude deferred taxation, investments and derivatives designated as hedges of borrowings.

Segment liabilities comprise operating liabilities and provisions for liabilities and other charges. They exclude items such as taxation, corporate borrowings and related hedging derivatives.

Capital expenditure comprises additions to intangible assets (Note 15) and property, plant and equipment (Note 16), including additions resulting from acquisitions through business combinations (Note 7).

Secondary reporting format – geographical segments

The group’s fixed line business segment operates in two geographical areas, Ireland and the United Kingdom. The United Kingdom does not constitute a separately reportable segment as it represents less than 10% of fixed line turnover.

9. Operating costs

	2005 €’m	2006 €’m
Staff costs:
Wages and salaries	367	367
Social welfare costs	14	16
Share options granted to directors and employees	1	2
Pension costs – defined contribution plans	3	5
Pension costs – defined benefit plans	37	82

	422	472
Staff costs capitalised	(58)	(62)

Net staff costs included in operating costs	364	410
Other operating costs:
Payments to telecommunications operators	298	328
Purchase of goods for resale, commission and related costs	81	104
Materials and services	52	49
Other network costs	28	28
Accommodation	53	73
Sales and marketing	34	58
Transport and travel	18	20
IT costs	15	15
Provision for impaired receivables	11	1
Other costs	48	62

Total other operating costs	638	738

Total operating costs excluding amortisation, depreciation and restructuring programme costs	1,002	1,148

Amortisation (Note 15)	20	15
Depreciation (net) (Note 16)	235	261
Restructuring programme costs	66	30
Profit on disposal of property and investments (Note 10)	—	(52)

Total operating costs	1,323	1,402

(a) Operating costs are stated after charging:

	2005 €’m	2006 €’m
Research costs	1	1

Hire of plant and machinery	3	3

Other operating lease rentals	20	38

(b) Services provided by the group’s auditor and network firms

The group obtained the following services from the group’s auditor at costs as detailed below:

	2005 €’m	2006 €’m
Audit services
Statutory audit	0.5	1.0
Other audit related services (including non-statutory audits)	0.7	0.7
Audit related regulatory reporting	2.3	1.5

	3.5	3.2
Further assurance services	0.3	1.6
Tax advisory services	0.1	0.1

	3.9	4.9

Total services, included in the table above, in the amount of €0.8 million have not been included in operating costs as they relate to audit related and other services provided by the auditors in respect of the group’s acquisition of Meteor. The costs associated with the acquisition of Meteor have been capitalised thereby increasing goodwill in the consolidated balance sheet.

(c) Directors’ Remuneration

	2005 €’m	2006 €’m
Emoluments
- for services as Directors	0.8	0.8
- for other services	3.4	3.7
- pension contributions	0.5	0.5

	4.7	5.0

10. Profit on disposal of property and investments

	2005	2006
	€’m	€’m
Profit on disposal of property	—	48
Profit on disposal of investments	—	4

	—	52

11. Finance costs - net

	2005 €’m	2006 €’m
(a) Finance costs:
Interest payable on bank loans and other debt	2	2
Fair value losses on financial asset associated with temporary income stream annuity (“TIS”)	11	2
Finance lease interest	—	1

	13	5

(b) Finance income:
Interest income	(4)	(5)
Fair value gain on financial liability associated with temporary income stream annuity (“TIS”)	(5)	(15)

	(9)	(20)

Finance costs / (income) - net	4	(15)

12. Income tax expense

	2005 €’m	2006 €’m
(a) Recognised in the income statement

Current tax expense
Current year	35	43
Adjustments for prior years	(4)	9

	31	52

Deferred tax expense
Origination and reversal of temporary difference (Note 25)	—	(4)

Total income tax expense in income statement	31	48

(b) Reconciliation of effective tax rate

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows: -

	2005 €’m	2006 €’m
Profit before tax	272	307

Tax calculated at Irish tax rates	34	38

Effects of:-
Non deductible expenses	1	5
Utilisation of group relief	—	(13)
Income taxable at higher rate	—	9
Adjustment in respect of prior periods	(4)	9

Tax charge for year (Note 12(a))	31	48

The weighted average applicable tax rate was 12.5% (2005: 12.5%).

13. Dividends

	2005 €’m	2006 €’m
Group and company
Interim dividend of €Nil (2005: €0.04846) per share	107	—
Declared final dividend of €0.03623 (2005: €0.09874) per share	218	80

	325	80

On 2 June 2006 the Board declared an interim dividend in respect of the financial year of €0.06522 per ordinary share. This interim dividend will absorb €144 million of shareholders’ funds.

14. Goodwill

	2005 €’m	2006 €’m
At 1 April 2005	—	—
Additions (Note 7)	—	234

At 31 March 2006	—	234

Accumulated Amortisation

At 1 April 2005 and 31 March 2006	—	—

Net book value at end of year	—	234

Following the introduction of IFRS 3 “Business Combinations” from 1 April 2004, goodwill is no longer subject to amortisation, but is tested for impairment annually.

Impairment test of goodwill

Substantial goodwill amounts are allocated to the cash generating units below. Apart from goodwill, no intangible assets with an indefinite useful life are recognised in the balance sheet.

The allocation of goodwill to the cash generating units is as follows:

	2005 €’m	2006 €’m
Fixed line	—	—
Mobile	—	234

Total	—	—

The value of goodwill was tested in the fourth quarter after business planning had been completed. In 2006 and 2005 no impairments were recorded or reversed.

The valuation methods and significant assumptions for the impairment test are presented below:

Mobile

The recoverable amount of the cash-generating unit was calculated on the basis of value in use, using the discounted cashflow (DCF) method. Future cashflows were forecasted in line with the five-year business plan approved by the Board of Directors. The discount rate on the scheduled pre tax WACC was 11.5%. The terminal value was calculated using a long-term growth rate of nil. eircom considers the business plan and long-term projections to be reasonable in view of the anticipated performance of the Irish economy. Sensitivity analysis using a higher discount rate of 12.5% was also performed which would not lead to an impairment.

15. Other intangible assets

			Intangible assets from acquisitions
	Computer software €’m	Monitoring contracts €’m	Trademarks €’m	Contracts and related customer relationships €’m	License €’m	Total €’m
Cost
At 1 April 2004	193	—	—	—	—	193
Additions	11	2	—	—	—	13

At 31 March 2005	204	2	—	—	—	206

Arising on acquisition (Note 7)	—	—	22	49	52	123
Additions	14	2	—	—	—	16
Disposals/retirements	(6)	—	—	—	—	(6)

At 31 March 2006	212	4	22	49	52	339

Amortisation
At 1 April 2004	169	—	—	—	—	169
Charge for the year	20	—	—	—	—	20

At 31 March 2005	189	—	—	—	—	189

Charge for the year	8	1	1	4	1	15
Disposals/retirements	(6)	—	—	—	—	(6)

At 31 March 2006	191	1	1	4	1	198

Net Book Value at 31 March 2006	21	3	21	45	51	141

Net Book Value at 31 March 2005	15	2	—	—	—	17

Computer software relates to internal and external capitalised software development costs. Certain computer software asset lives were increased from 3 to 4 years following a review of asset lives by the group. The effect of the changes in the income statement for the year was a decrease in the amortisation charge of €4 million.

Monitoring contracts relates to purchased monitoring contracts in our residential security systems operation.

Intangible assets from acquisitions relate to intangible assets resulting from the acquisition Meteor (see Note 7).

Amortisation of €15 million (2005: €20 million) is included in the income statement.

The following useful lives have been determined for the intangible assets acquired during the year:

Years
Computer software	3 - 4

Monitoring contracts	3

Intangible assets from acquisitions:
Prepaid customer relationships	2
Postpaid customer relationships	7
Roaming customer relationships	10
Brand	12
GSM License	25

16. Property, plant and equipment

(a)	Land and Buildings €’m	Network Plant and Equipment €’m	Total €’m
Cost or Valuation
At 1 April 2004	458	4,742	5,200

Additions	13	185	198
Exchange adjustments	—	(2)	(2)
Disposals/retirements	(3)	(9)	(12)

At 31 March 2005	468	4,916	5,384

Acquisition of subsidiary (Note 7)	—	98	98
Additions	14	230	244
Disposals/retirements	(12)	(147)	(159)

At 31 March 2006	470	5,097	5,567

Accumulated Depreciation
At 1 April 2004	11	3,630	3,641
Charge for year (Note 16 (b))	17	219	236
Exchange adjustments	—	(1)	(1)
Disposals/retirements	—	(9)	(9)

At 31 March 2005	28	3,839	3,867

Charge for year (Note 16 (b))	15	248	263
Disposals/retirements	(1)	(147)	(148)

At 31 March 2006	42	3,940	3,982

Total Net Book Value at 31 March 2006	428	1,157	1,585

Total Net Book Value at 31 March 2005	440	1,077	1,517

The group’s policy is to review the remaining economic lives and residual values of property, plant and equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life and residual value. This year’s review resulted in the adjustment of asset lives, as outlined in Note 4(l). These changes were effected to more accurately reflect the asset lives in the industry as a result of development in the industry and the group’s plans during the current year. The effect of the changes in the income statement for the year was an increase in the depreciation charge of €24 million. The last valuation of Land and Buildings was carried out by Lisney, Estate Agents, auctioneers and Valuers, as at 31 December 2003.

(b) The group depreciation charged in the income statement is net of capital grants amortised during the year as follows:-

	2005 €’m	2006 €’m
Depreciation	236	263
Amortisation of capital grants (Note 24)	(1)	(2)

	235	261

(c) Included in property, plant and equipment of the group is plant and equipment acquired under finance leases as follows:-

	2005 €’m	2006 €’m
Cost	135	146
Accumulated depreciation	(120)	(133)

Net book value	15	13

Depreciation charge for the year	12	13

(d) Assets in course of construction

Included in property, plant and equipment are assets in the course of construction of €90 million (2005: €85 million).

17. Investments in associates

	Group
	2005 €’m	2006 €’m
At beginning of year	—	1
Share of profit after tax of associates	1	1
Disposal of associate	—	(2)

At end of year	1	—

The group share of the results of its principal associates, all of which are unlisted, and its share of the assets and liabilities are as follows:

	Assets €’m	Liabilities €’m	Revenues €’m	Profit €’m	Interest held %
2005
Altion Limited	—	—	1	—	33%
Beacon Integrated Solutions Limited	—	—	—	—	49%
Telecom Engineering Services Limited	6	5	18	1	35%
Buy4Now Limited	—	—	1	—	22%

	6	5	20	1

2006
Altion Limited	—	—	1	—	33%
Telecom Engineering Services Limited	—	—	15	1	35%
Buy4Now Limited	—	—	1	—	22%

	—	—	17	1

During the year ended 31 March 2006 the group share (35%) of Telecom Engineering Services Limited was sold for a consideration of €2.1 million.

Other than profit and the group’s share of assets of associates, no amounts are included in the consolidated financial statements.

The group has no unrecognised losses relating to associates.

18. Financial asset at fair value through income statement

	2005 €’m	2006 €’m
Non-current assets
Financial asset associated with temporary income stream annuity (“TIS”)	50	53

Current assets
Financial asset associated with temporary income stream annuity (“TIS”)	22	17

	72	70

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. The assets set aside to fund the payment stream at the balance sheet date are recognised under “financial asset at fair value through income statement” and the liability is recognised under “provisions for other liabilities and charges”.

Financial assets at fair value through income statement are presented within the section on operating activities as part of changes in working capital in the cash flow statement (Note 31). These assets are not classified as held for trading but were designated at fair value through income statement at inception.

19. Other assets

	2005 €’m	2006 €’m
Non-current assets
Lease receivable	118	105

Current assets
Lease receivable	9	25

	127	130

Two subsidiaries within the group are party to a financing transaction under which lease receivable balances equal lease obligation balances. These are shown gross on the balance sheet. The lease receivable balance is recognised under “other assets” and the lease obligation is recognised under “borrowings”.

20. Inventories

	2005 €’m	2006 €’m
Network development and maintenance stocks	6	5
Consumable and other stocks	5	8

	11	13

The cost of inventories recognised as an expense and included in “operating costs” amounted to €74 million (2005: €52 million).

The net replacement cost of stocks is not expected to be materially different from that shown above.

The group has recognised a loss of €1 million (2005: €1 million) for the impairment of its inventories during the year ended 31 March 2006. The group has not used provisions for impaired inventories during the year ended 31 March 2006. The creation of provision for impaired inventories has been included in “operating costs” in the income statement.

21. Trade and other receivables

	2005 €’m	2006 €’m
Amounts falling due within one year:
Trade receivables	283	284
Less: Provision for impairment of receivables	(73)	(36)

Trade receivables - net	210	248
Prepayments and accrued income	92	103
Amount owed by parent company	170	180

	472	531

The fair values of trade and other receivables approximate to their carrying amounts.

There is no concentration of credit risk with respect to trade receivables due to the group’s customer base being large in number and unrelated. Due to this, management believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.

The group has recognised a provision of €19 million (2005: €13 million) for the impairment of its trade receivables during the year ended 31 March 2006. The group has used provision for impaired receivables of €38 million (2005: €8 million) during the year ended 31 March 2006. The group reversed provisions for impaired receivables of €18 million (2005: €2 million) during the year ended 31 March 2006. The creation and usage of provision for impaired receivables have been included in “operating costs” in the income statement.

22. Cash and cash equivalents

	2005 €’m	2006 €’m
Cash and cash equivalents	39	221

The book value of cash and cash equivalents approximates their fair value. The effective interest rate on short term bank deposits was 2% (2005:2%), these deposits have an average maturity of 4 days.

23. Borrowings

	Book Value		Fair Value
	2005 €’m	2006 €’m	2005 €’m	2006 €’m
Non-current liabilities
Finance leases – defeased	118	105	118	105
Finance leases	—	5	—	5

Borrowings	118	110	118	110

Current liabilities
Finance leases – defeased	9	25	9	25
Finance leases	—	3	—	3

Borrowings	9	28	9	28

Total Borrowings	127	138	127	138

Two subsidiaries within the group are party to a financing transaction under which lease receivable balances equal lease obligation balances. These are shown gross on the balance sheet. The lease obligation is recognised under “borrowings” and the lease receivable balance is recognised under “other assets”. These borrowings are secured over the leased assets.

The fair values of borrowings are based on discounted cash flows where the discount rate reflects the risks inherent in each type of borrowing. The carrying amounts of current liabilities and assets are deemed to approximate their fair value.

Maturity of financial borrowings

The maturity profile of the carrying amount of the borrowings is set out below.

	Within	Between	Between	After
	1 Year €’m	1 and 2 Years €’m	2 and 5 Years €’m	5 Years €’m	Total €’m
Finance leases – defeased	9	29	89	—	127

At 31 March 2005	9	29	89	—	127

Finance leases – defeased	25	36	69	—	130
Finance leases	3	5	—	—	8

At 31 March 2006	28	41	69	—	138

The effective interest rates at the balance sheet date were as follows:

	31 March 2005		31 March 2006
	€	US$	€	US$
Finance leases – defeased	8.20%	—	8.20%	—
Finance leases	—	—	4.60%	—

Finance lease liabilities – minimum lease payments

	31 March 2005		31 March 2006
	€’m Defeased	€’m Non-defeased	€’m Defeased	€’m Non-defeased
Not later than 1 year	11	—	31	4
Later than 1 year and not later than 5 years	135	—	116	5

	146	—	147	9
Future finance charges	(19)	—	(17)	(1)

Present value of finance lease liabilities	127	—	130	8

Borrowing facilities

The group has access to a €150 million committed floating rate borrowing facility as part of Valentia Telecommunications Group, expiring in March 2009, which was undrawn at 31 March 2006. All conditions precedent had been met at 31 March 2006.

In addition the group has access to €8.25 million, Stg£3.5 million and US$3 million of overdraft facilities that are subject to annual review.

Currency

All of the group’s borrowings are denominated in euro.

24. Capital grants

	2005 €’m	2006 €’m
Received/ receivable
At beginning of year	97	88
Reclassification	(9)	—
Disposals	—	(3)

At end of year	88	85

Amortisation
At beginning of year	87	79
Reclassification	(9)	—
Credit for the year	1	2
Disposals	—	(3)

At end of year	79	78

Net book value at end of year	9	7

The capital grants received by the group relate to programmes to develop the Irish telecommunications infrastructure and were sponsored by the European Union.

25. Deferred tax liabilities

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The group has unrecognised deferred tax assets at 31 March 2006 of €27 million. A valuation provision has been included in respect of the full amount of these deferred tax losses. The losses are only available for offset in the entity that incurred the losses and there is no expiry date.

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets 2006 €’m	Liabilities 2006 €’m	Net 2006 €’m
Property, plant and equipment	—	(110)	(110)
Deferred revenue	5	—	5
Provisions	2	—	2
Other items - pension	—	(17)	(17)
Arising on acquisition (Note 7)	—	(9)	(9)

	7	(136)	(129)

	Assets 2005 €’m	Liabilities 2005 €’m	Net 2005 €’m
Property, plant and equipment	—	(116)	(116)
Deferred revenue	8	—	8
Provisions	8	—	8
Other items - pension	—	(24)	(24)

	16	(140)	(124)

The movement in deferred tax assets and liabilities during the year is as follows:

	1 April 2005 €’m	Recognised in income credit/(charge) €’m	Arising on acquisition €’m	31 March 2006 €’m
Property, plant and equipment	(116)	6	—	(110)
Deferred revenue	8	(3)	—	5
Provisions	8	(6)	—	2
Other items - pension	(24)	7	—	(17)
Arising on acquisition (Note 7)	—	—	(9)	(9)

	(124)	4	(9)	(129)

	1 April 2004 €’m	Recognised in income credit/(charge) €’m	Arising on acquisition €’m	31 March 2005 €’m
Property, plant and equipment	(115)	(1)	—	(116)
Deferred revenue	7	1	—	8
Provisions	10	(2)	—	8
Other items - pension	(26)	2	—	(24)

	(124)	—	—	(124)

All of the deferred tax assets recognised in the financial statements were available for offset against deferred tax liabilities and hence the net deferred tax provision at 31 March 2006 was €129 million (2005: €124 million).

26. Provisions for other liabilities and charges

	TIS Annuity Scheme €’m	Onerous Contracts €’m	Other €’m	Total €’m
At 1 April 2005	150	4	70	224

Charged to consolidated income statement:
- Additional provisions	—	13	10	23
- Unused amounts reversed	—	—	(11)	(11)
Increase in provision and capitalised as asset retirement obligation	—	—	5	5
Arising on acquisition (Note 7)	—	—	4	4
Transfer from accruals	—	—	5	5
Utilised in the year	(15)	(1)	(9)	(25)

At 31 March 2006	135	16	74	225

Provisions have been analysed between current and non-current as follows:

	2005 €’m	2006 €’m
Current	23	37
Non-current	201	188

	224	225

Temporary income stream (“TIS”) annuity scheme

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. The group estimates the liability as the present value of the fixed payment stream due to employees. The annuity liability is recognised under “provisions for other liabilities and charges” and the asset is recognised under “financial asset at fair value through income statement”. At 31 March 2006, the remaining TIS annuity scheme provision is expected to be utilised over a period of 7 years.

Onerous Contracts

In the year ended 31 March 2006, the group has onerous contracts in relation to leases on vacant properties and leasehold disposals relating to the relocation to new corporate headquarters. At 31 March 2006, the liability is expected to be discharged over a period of 1 to 10 years.

Other

The group is self insured in respect of certain personal injury and damage claims. There is a provision for the estimated cost of incidents which have occurred up to 31 March 2006, based on a case by case review with actuarial assistance. The payments will be made as the cases are settled. The group also has a provision for costs arising from certain compliance matters including certain obligations in relation to the retirement of assets mainly poles, batteries, international cable and dismantling and restoration of mobile antenna sites. It is expected that most of these costs will be paid during the period 2006 to 2025 and these anticipated cash flows are discounted using a real rate of return of circa 3%. There was a release of €11 million (2005: €7 million) in relation to a provision for costs arising from certain compliance matters and self insured claims in the year ended 31 March 2006.

27. Trade and other payables

	2005 €’m	2006 €’m
Current liabilities
Trade payables	81	103
Amounts owed to parent undertaking	154	323
Other tax and social security payable	30	30
Accruals	332	324
Deferred income	130	171
Dividends payable to parent undertaking	56	29

	783	980

The amounts owed to parent undertakings are unsecured, interest free and repayable on demand.

28. Share Capital

	2005 €’m	2006 €’m
Authorised Ordinary Shares of €0.25 each (3 billion shares)	750	750

Allotted, Called up and Fully Paid
Shares of €0.25 each 2,207,826,690 shares	552	552

Share options and awards

eircom Group Executive Share Option Plan

Certain senior executives hold options to subscribe for 53,465 Ordinary Shares in the company’s ultimate parent company, eircom Group plc at €1.164 per share under the eircom Group Executive Share Option Plan approved by the shareholders in September 2003. These options were required to be exercised by 24 March 2005 but some individuals were unable to exercise their options on or before this date. In the year ended 31 March 2006, all the remaining options have been exercised.

Movements in the number of share options outstanding and their related exercise prices are as follows:

	31 March 2005		31 March 2006
	Exercise price in € per share	Options	Exercise price in € per share	Options
At beginning of year	1.164	2,247,705	1.164	53,465

Exercised	1.164	(2,177,700)	1.164	(53,465)
Lapsed	1.164	(16,540)	—	—

At end of year	1.164	53,465	—	—

The related weighted average price at the time of exercise was €1.88 (2005: €1.50) per share.

eircom Group Employee Share Option Plan –Tranche 1

Certain executive directors and senior executives hold options to subscribe for Ordinary Shares in the company’s ultimate parent company, eircom Group plc, at €1.3575 per share under the eircom Group Employee Share Option Plan approved by the shareholders. The exercise of options will be determined by reference to a performance target measured over a three-year period to 31 March 2007 and, provided the performance targets are met, the options are exercisable from 22 June 2007 to 22 June 2014.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	31 March 2005		31 March 2006
	Average exercise price in € per share	Options	Average exercise price in € per share	Options
At beginning of year	—	—	1.50	8,349,453

Granted	1.50	8,402,442	—	—
Cancelled	—	—	1.50	(927,897)
Lapsed	1.50	(52,989)	—	—

	1.50	8,349,453	1.50	7,421,556
Rebased following rights issue	—	—	1.3575	779,264
Cancelled	—	—	1.3575	(153,240)
Exercised	—	—	1.3575	(25,933)

At end of year	1.50	8,349,453	1.3575	8,021,647

Out of the 8,021,647 outstanding share options (2005: 8,349,453 options), none were exercisable in the year ended 31 March 2006. The options which were exercised became exercisable under the “good leaver” provisions of the Plan and were approved by the Remuneration Committee.

eircom Group Employee Share Option Plan –Tranche 2

Certain executive directors and senior executives hold options to subscribe for Ordinary Shares in the company’s ultimate parent company, eircom Group plc, at €2.205 per share under the eircom Group Employee Share Option Plan approved by the shareholders. The exercise of these options will be determined by reference to a performance target measured over a three-year period to 31 March 2008 and, provided the performance targets are met, the options are exercisable from 7 October 2008 to 7 October 2015.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	31 March 2005		31 March 2006
	Average exercise price in € per share	Options	Average exercise price in € per share	Options
At beginning of year	—	—	—	—

Granted	—	—	2.205	6,041,509
Cancelled	—	—	2.205	(52,564)

At end of year	—	—	2.205	5,988,945

Out of the 5,988,945 outstanding share options (2005: nil options), none were exercisable in the year ended 31 March 2006.

eircom Group Key Executive Share Award Plan

During the year ended 31 March 2004, certain directors and senior management were awarded 1,472,198 free shares under the eircom Group Key Executive Share Award Plan. These shares were to vest in equal portions in March 2005 and March 2006. The portion to vest in March 2005 did not vest until the year ended 31 March 2006. The portion to vest in March 2006 did not vest and it is anticipated that these will vest during the year ended 31 March 2007.

Movements in the number of share awards outstanding are as follows:

	31 March 2005		31 March 2006
	Exercise price in € per share	Awards	Exercise price in € per share	Awards
At beginning of year	0.10	1,472,198	0.10	1,472,198
Exercised	—	—	0.10	(742,861)
Rebased following rights issue	—	—	0.10	83,893

At end of year	0.10	1,472,198	0.10	813,230

Out of the 813,230 outstanding share awards (2005: 1,472,198), nil awards (2005: 1,472,198) were exercisable in the year ended 31 March 2006. The related weighted average price at the time of exercise was €2.03 (2005: nil) per share.

Share options and awards outstanding at the end of the year have the following expiry date and exercise prices:

Year of grant	Exercise price in € per share	Exercise period	31 March 2005	31 March 2006
31 March 2004 – Share options	1.164	2004 – 2005	53,465	—
31 March 2004 – Share awards	0.10	2005 – 2006	1,472,198	813,230
31 March 2005 – Share options	1.3575 (1.50 prior to rights issue)	2007 –2014	8,349,453	8,021,647
31 March 2006 – Share options	2.205	2008 – 2015	—	5,988,945

			9,875,116	14,823,822

The fair value of options granted during the period, determined using the Black-Scholes valuation model, was €1.37 million (2005: €0.85 million). The significant inputs into the model were share price of €2.205 (2005: €1.50) at the grant date which equalled the exercise price, standard deviation of expected share price returns of 23% (2005: 19%), dividend yield of 6.18% (2005: 7.33%), option life disclosed above, and annual risk-free interest rate of 3.385% (2005: 4.5%). The volatility, measured at the standard deviation of expected share price returns, is based on statistical analysis of daily share prices over the past two years.

29. Reserves

	Equity share capital €’m	Capital conversion reserve fund €’m	Capital contribution reserve €’m	Share premium account €’m	Retained earnings €’m	Total equity €’m
Balance at 1 April 2004	552	9	—	144	532	1,237

Profit for the year	—	—	—	—	241	241
Share option scheme	—	—	—	—	1	1
Dividends paid and payable to equity shareholders	—	—	—	—	(325)	(325)

Balance at 31 March 2005	552	9	—	144	449	1,154

Profit for the year	—	—	—	—	259	259
Share option scheme	—	—	—	—	2	2
Dividends paid and payable to equity shareholders	—	—	—	—	(80)	(80)
Capital contribution	—	—	219	—	—	219

Balance at 31 March 2006	552	9	219	144	630	1,554

Meteor received a capital contribution of €219 million from its ultimate parent company, eircom Group plc during the year ended 31 March 2006.

30. Profit of holding company

As permitted by Section 3(2) of the Companies (Amendment) Act 1986, the company is availing of the exemption from presenting its individual income statement to the Annual General Meeting and from filing it with the Registrar of Companies. The company’s profit for the financial year determined in accordance with IFRS is €250 million (2005: €262 million).

31. Cash generated from operations

(a) Cash generated from operations

	31 March 2005 €’m	31 March 2006 €’m
Profit after taxation	241	259
Addback:
Income tax expense	31	48
Finance costs/(income)-net	4	(15)
Share of profit of associates	(1)	(1)

Operating profit	275	291

Adjustments for:
- Profit on disposal of property and investments	—	(52)
- Depreciation and amortisation	255	276
- Non cash retirement benefit charge	15	56
- Non cash share option charges	1	2
- Non cash restructuring programme costs	19	20
- Non cash credits	(4)	(2)
- Share of associate profits	—	(2)

Cash flows relating to fundamental restructuring, business exits and other provisions	(50)	(29)

Changes in working capital
- Inventories	(1)	(2)
- Trade and other receivables	14	(4)
- Trade, other payables and other provisions	1	21

Cash generated from operations	525	575

(b) In the group cash flow statement, proceeds from sale of property, plant and equipment (PPE) and investments comprise:

	31 March 2005 €’m	31 March 2006 €’m
Profit on disposal of property and investments	—	52
Net book amount (Note 16 (a))	3	11

Proceeds from sale of PPE and investments	3	63

32. Post Balance Sheet Events

Offer Update

On 23 May 2006 the Independent Directors of eircom Group plc and the Board of Directors of BCM Ireland Holdings Limited (“BCMIH”) announced that they had reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued ordinary share capital of eircom Group plc not already owned by BCMIH. The Offer is to be effected by means of a Scheme of Arrangement under Section 425 of the UK Companies Act 1985. A Preference Share alternative will also be made available to all Ordinary Shareholders (other than Restricted Overseas Persons).

Under the terms of the Cash Offer, eircom Group plc Ordinary Shareholders (other than BCMIH) will be entitled to receive €2.20 in cash for each eircom Group plc Ordinary Share held.

Allegations of hearing impairment

In June 2006 the group received a letter before action in relation to potential hearing impairment claims by 52 current and former employees. The group has denied liability and awaits further details of the alleged injuries.

33. Principal Subsidiary and Associated Undertakings

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2006	Business	Registered Office and Country of Incorporation
Meteor Mobile Communications Limited	100%	Provision of mobile telecommunications and related services	4030 Kingswood Avenue, Citywest Business Park, Naas Road, Dublin 24, Ireland.
Irish Telecommunications Investments Limited	100%	Telecommunications Financing and Treasury Management	114 St. Stephen’s Green West, Dublin 2, Ireland.
Osprey Property Limited	100%	Property Development Company	Leitrim House, Upper Stephen’s Street, Dublin 8, Ireland
Eirtrade Services Limited	100%	Provision of Electronic Trading Services	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Phonewatch Limited	100%	Installation, Monitoring and Maintenance of Residential Security Systems	114 St. Stephen’s Green West, Dublin 2, Ireland.
Indigo Services Limited	100%	Provision of Internet Services	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom UK Limited	100%	Provision of Telecommunications and Related Services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, UK.
Lan Communications Limited	100%	Systems Integrator	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Investments BV	100%	Investment Holding Company	Strawinskylaan 3105 7HG 1077 ZX, Amsterdam, The Netherlands.
Eircable Limited	100%	Investment Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Holdings Limited	100%	Investment Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom (Infonet Ireland) Limited	100%	Provision of Global Data Services	114 St. Stephen’s Green West, Dublin 2, Ireland.
GoFree Limited	100%	Property Investment Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

Associated undertakings	Interest in Ordinary Shares at 31 March 2006	Business	Registered Office and Country of Incorporation
Altion Limited	33%	Telecommunications Software Solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.
Buy4Now Limited	22%	E-commerce Software Developer	9 The Mall, Beacon Court, Bracken Road, Sandyford Industrial Estate, Dublin 18, Ireland.

34. Employees

The average number of persons employed by the group during the year was as follows:-

	31 March 2005	31 March 2006
Fixed line
Operations/Technical	4,966	4,827
Sales/Customer Support	2,128	1,917
Administration	501	505

Total	7,595	7,249

Mobile
Operations/Technical	—	65
Sales/Customer Support	—	71
Administration	—	30

Total	—	166

Total fixed line and mobile	7,595	7,415

The total number of persons employed by the group at 31 March 2006 and 31 March 2005 was as follows:-

	31 March 2005	31 March 2006
Fixed line
Operations/Technical	4,816	4,740
Sales/Customer Support	1,963	1,860
Administration	496	509

Total	7,275	7,109

Mobile
Operations/Technical	—	206
Sales/Customer Support	—	228
Administration	—	96

Total	—	530

Total fixed line and mobile	7,275	7,639

35. Pensions

(a) The group’s pension commitments are funded through separately administered Superannuation Schemes and are principally of a defined benefit nature.

The total group pension charge is split between the schemes as follows:

	31 March 2005 €’m	31 March 2006 €’m
Defined Benefit Schemes (the principal scheme)	37	82
Defined Contribution Schemes	3	5

Total	40	87

In respect of the principal scheme, the actual contributions represent a rate of 10.0% (2005: 8.2%) of pensionable emoluments, as advised by the group’s Actuaries.

The last Actuarial Valuation of the principal scheme was carried out, using the attained age method, as at 31 March 2005 by Mercer Human Resource Consulting who are actuaries to the Scheme but are neither officers nor employees of the group.

The actuarial method used involved determining an appropriate future group contribution rate designed to fund the projected liabilities of the Scheme related to service subsequent to 1 January 1984 (see 35 (b)) over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial valuation was that the Scheme’s investments will earn a real rate of investment return, over and above salary inflation and pension increases, between 2.5% and 2.75% per annum. At the date of the last actuarial valuation, the market value of the pension scheme assets was €2,190 million and the actuarial valuation of the assets attributable to the pension fund was sufficient to meet more than 100% of the value of the scheme’s accrued liabilities making due allowance for future increases in salaries and pensions. The actuarial report is available for inspection by the members of the scheme at 114 St. Stephen’s Green West, Dublin 2. The actuarial report is not available for public inspection.

Mercer Human Resources Consulting also perform all annual valuations required under IAS 19.

The Group has applied the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Pension scheme obligation

The status of the principal scheme is as follows:

	31 March 2005 €’m	31 March 2006 €’m
Present value of funded obligations	(2,773)	(2,919)
Fair value of scheme assets	2,190	2,760

Benefit obligation in excess of scheme assets	(583)	(159)
Unrecognised actuarial losses	773	293

Asset recognised in the Balance Sheet	190	134

	31 March 2005 €’m	31 March 2006 €’m
Movement in the asset recognised in the Balance Sheet
At beginning of year	205	190
Net expense recognised in Income Statement	(37)	(82)
Actual contributions	22	26

At end of year	190	134

The components of the amounts recognised in the income statement are as follows:

	31 March 2005 €’m	31 March 2006 €’m
Current service cost	50	60
Charged to restructuring programme costs in prior year	(7)	—
Interest on obligation	109	131
Expected return on scheme assets	(129)	(142)
Net actuarial losses recognised in the year	14	33

Total included in income statement	37	82

Actual return on scheme assets	201	572

At 31 March 2005 and 31 March 2006, unrecognised actuarial losses exceeded the present value of the defined benefit obligation by more than 10%. From 31 March 2006 the excess amount of €1 million (2005: €496 million) will be recognised as a pension expense over the expected average remaining working lives of the employees. The average remaining service life per employees is 13 years (2005: 15 years). The expected contribution levels for the year ended 31 March 2007 are €27 million and the expected charge in the income statement is €19 million.

Pension scheme assets

The fair value of scheme assets as at 31 March 2006 was €2,760 million (2005: €2,190 million).

The table below presents a breakdown of the various types of investment in which the pension assets are invested:

	31 March 2005 €’m	%	31 March 2006 €’m	%
Equities	1,493	68%	2,040	74%
Bonds	234	11%	141	5%
Property	377	17%	567	21%
Cash	86	4%	12	—

Total pension assets	2,190	100%	2,760	100%

At 31 March 2006 pension scheme assets include eircom Group plc shares with a fair value of €1 million (2005: €2 million).

Assumptions of actuarial calculations

The main financial assumptions used in the valuations were:

	At 31 March 2005	At 31 March 2006
Rate of increase in salaries	3.50%	3.50%
Rate of increase in pensions in payment	3.50%	3.50%
Discount rate	4.75%	4.75%
Expected return on scheme assets	6.50%	6.50%
Inflation assumption	2.25%	2.25%

Mortality assumptions - Pensions in payment - Implied life expectancy for 65 year old male	84 years	84 years
Mortality assumptions - Pensions in payment - Implied life expectancy for 65 year old female	87 years	87 years
Mortality assumptions - Future retirements - Implied life expectancy for 65 year old male	85 years	85 years
Mortality assumptions - Future retirements - Implied life expectancy for 65 year old female	88 years	88 years

Reduction in net liabilities at the balance sheet date assuming an increase in the discount rate applied of 0.25%	€144 million	€149 million

Reduction in net liabilities at the balance sheet date assuming a decrease in the salary and pension growth applied of 0.25%	€144 million	€149 million

The expected rate of return on scheme assets were:

	Long-term rate of return expected at 31 March 2005	Long-term rate of return expected at 31 March 2006
Equities	7.25%	7.50%
Bonds	3.75%	3.50%
Cash	3.00%	3.00%
Property	5.00%	6.25%

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

36. Operating Lease Commitments

At 31 March 2006 the group had annual commitments in respect of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years. The analysis of the group’s annual commitments is as follows:-

	2005		2006
	Property €’m	Vehicles, plant and equipment €’m	Property €’m	Vehicles, plant and equipment €’m
Annual commitments Under non-cancellable operating lease expiring:
Within one year	—	1	1	1
Within two to five years	—	3	9	3
After five years	20	—	22	—

	20	4	32	4

The total contracted payments due on operating leases are as follows:

2006 €’m
Payable
Within one year	36
Between two and three years	55
Between four and five years	42
Over five years	162

295

37. Contingent Liabilities

Allegations of anti-competitive practices

On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report, including management comments, and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against us seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. We submitted our defence on 26 January 2004. We intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars, the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs’ alleged budgeted growth (€25 million) and loss of revenue on the plaintiffs’ pricing (€5 million). The particulars also include further unquantified damages. The plenary summons and statement of claim of Ocean Communications Ltd and ESAT Communications Ltd were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights. Even if the plaintiffs could establish a liability on our part under each of these headings, we do not believe that these figures represent damages which would be properly recoverable from us.

Claims by Smart Telecom

On 8 June 2005, Smart Telecom instituted proceedings against eircom Limited in the Irish High Court, challenging the validity of a notice of termination issued by eircom to Smart Telecom terminating the interconnection agreement between the parties, and alleging that the notice of termination is an abuse by eircom of its dominant position in the telecommunications market. Smart Telecom further alleges that eircom is abusing its dominant position by refusing to provide network access in the form of LLU to Smart Telecom in the manner required by Smart Telecom. Smart Telecom is seeking relief in the form of declarations that the notice of termination is invalid and an abuse of dominance, that eircom is abusing its dominance by failing to meet Smart Telecom’s LLU requirements and unspecified damages, including exemplary damages, for breach of contract and violation of the Competition Act 2002 and the EC Treaty.

An interlocutory injunction application by Smart Telecom was listed before the High Court on 19 October 2005, but the parties reached a settlement in respect of the interlocutory issues concerned. eircom delivered its defence in the proceedings on 23 December 2005.

eircom’s directors believe that the notice of termination was validly issued in accordance with the interconnection agreement, and that eircom provides access to its network fully in accordance with its obligations, and intends to defend the proceedings vigorously. Smart Telecom submitted general particulars of their damages claim under the headings wasted expenditure (€1.6 million), delayed sales/lost customers (€3.8 million per annum), and capitalisation of losses (€41.7 million per annum). Even if Smart Telecom could establish liability on eircom’s part under each of these headings, eircom’s directors do not believe that these figures represent damages that would be properly recoverable from eircom.

Demerger of our previous mobile communications business

In connection with the demerger of Eircell in May 2001 and its subsequent acquisition by Vodafone Group, we indemnified Eircell and Vodafone Group against various matters, including for breaches of warranties given by us pursuant to our agreements with them. Notice of any breach of these warranties was required to be given by May 2003, except for taxation warranties, which, in most cases, must be given by the sixth anniversary of completion of the demerger. No notices of breach have been received to date. Our liability for a breach of the warranties is limited to €500 million (with certain exceptions, e.g., with respect to stamp and capital duty taxes or fraudulent actions), subject to deductibles and other limitations set forth in our agreement with them. We also agreed to indemnify Eircell and Vodafone Group for various costs and liabilities.

Allegations of hearing impairment

In June 2006 the group received a letter before action in relation to potential hearing impairment claims by 52 current and former employees. The group has denied liability and awaits further details of the alleged injuries.

Other

We gave customary corporate and tax warranties to Promedia GCV in connection with our exit from Golden Pages. The liability period for non-tax warranties has expired. Our liability under the tax indemnity and undertaking is generally capped at €10 million, and notice of any breach must be given by 23 May 2009.

We gave customary tax warranties and indemnities to NTL Communications Corporation in connection with the disposal of our shareholding in Cablelink Limited. The liability period for non-tax warranties has expired. Notice of any breach in respect of tax warranties must be given by 9 July 2006, and our liability is capped at approximately €500 million.

Other than disclosed above, a number of other lawsuits, claims and disputes with third parties, including regulatory authorities, have arisen in the normal course of business. While any litigation has an element of uncertainty, the directors believe that there were no contingent liabilities which would have a material adverse effect on the group’s financial position.

In the normal course of business, we have entered into contracts involving the exchange or purchase and sale of foreign currencies and various performance bonds. No material losses are expected in respect of these transactions other than losses for which provision has been made in the financial statements.

38. Guarantees

Senior Credit Facility

The Senior Credit Facility consists of a €1.330 billion credit facility which has the benefit of guarantees of all amounts payable by a borrower under the terms of the Senior Credit Facility. The Senior Credit Facility and its related guarantee are secured, amongst other things, by a charge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom Limited. Valentia Telecommunications is the borrower of the €1.180 billion term loan facility and eircom Limited is a borrower under the €150 million revolving credit facility, which is currently undrawn.

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

39. Commitments

Capital Commitments

Capital commitments of the group which have been contracted for were €108 million at 31 March 2006 (2005: €33 million). These amounts have been approved by the Board.

40. Related party transactions

eircom Group plc is the ultimate parent company and controlling party of eircom Limited and its subsidiaries. The immediate parent company is Valentia Telecommunications, an unlimited public company incorporated in Ireland. The smallest group of undertakings for which group financial statements are drawn up of which the company is a member is that headed by Valentia Telecommunications. The largest group of undertakings for which group financial statements are drawn up of which the company is a member is eircom Group plc. Copies of the group financial statements of eircom Group plc are available at 114 St Stephen’s Green West, Dublin 2.

The principal subsidiary and associated undertakings are disclosed in Note 33. The following transactions were carried out with related parties:

a) Key management compensation

	31 March 2005 €’m	31 March 2006 €’m
Salaries and other short-term employee benefits	4.6	5.5
Post-employment benefits	0.6	0.6
Share-based payments	—	—

	5.2	6.1

b) Loans between related parties

	31 March 2005 €’m	31 March 2006 €’m
Amounts owed to parent undertakings:
Beginning of year	154	154
Loan advanced during the year	—	186
Loan repayments during the year	—	(17)

End of year (Note 27)	154	323

Dividends payable to parent undertakings:
Beginning of year	53	56
Dividends payable to equity shareholders	325	80
Dividends paid during the year	(322)	(107)

End of year (Note 27)	56	29

Amounts owed by parent undertakings:
Beginning of year	170	170
Loan advanced during the year	—	12
Loan repayments during the year	—	(2)

End of year (Note 21)	170	180

c) Purchase of goods and services

During the financial year ended 31 March 2006 eircom paid €0.7 million (2005: €0.5 million) on behalf of the ESOT for the administrative expenses incurred in its capacity as trustee of the ESOT and the APSS. All of these costs were expensed to the income statement.

During the financial year ended 31 March 2006 eircom paid €0.8 million, on normal commercial terms, (2005: €Nil) to Adventis Corporation for strategic advice in relation to Meteor. All of these costs were expensed to the income statement. Mr Delepine is a senior fellow working with Adventis and a member of the Adventis board of advisors.

41. Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2006 or later periods but which the group has not early adopted, as follows:

IAS 19 (Amendment), Employee Benefits (effective for annual periods beginning from 1 January 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the financial statements. The group will apply this amendment in the financial year ended 31 March 2007.

IAS 21 (Amendment), Net investment in a foreign operation (effective for annual periods beginning from 1 January 2006). This amendment amends the treatment of the recognition of exchange differences and the net investment in a foreign operation. Management considered this amendment to IAS 21 and concluded that it is not relevant to the group.

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective for annual periods beginning from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the group’s operations, as the group does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 31 March 2006 and 31 March 2005.

IAS 39 (Amendment), The Fair Value Option (effective for annual periods beginning from 1 January 2006). This amendment changes the definition of financial instruments classified at fair value through income statement and restricts the ability to designate financial instruments as part of this category. The group believes that this amendment should not have a significant impact on the classification of financial instruments, as the group should be able to comply with the amended criteria for the designation of financial instruments at fair value through income statement. The group will apply this amendment in the financial year ended 31 March 2007.

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective for annual periods beginning from 1 January 2006). These amendments are not relevant to the group’s operations, as the group does not carry out exploration for and evaluation of mineral resources.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective for annual periods beginning from 1 January 2006). IFRS 6 is not relevant to the group’s operations, as the group does not carry out exploration for and evaluation of mineral resources.

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective for annual periods beginning from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The group will apply IFRS 7 and the amendment to IAS 1 in the financial year ended 31 March 2008.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective for annual periods beginning from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the group’s operations.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective for annual periods beginning from 1 January 2006). IFRIC 5 is not relevant to the group’s operations.

IFRIC 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment (effective for annual periods beginning from 1 December 2005). IFRIC 6 will not have a material impact on the group’s operations. The group will apply IFRIC 6 in the financial year ended 31 March 2007.

IFRIC 7, Applying the restatement approach under IAS 29 Financial Reporting in hyperinflationary economies (effective for annual periods beginning 1 March 2006). IFRIC 7 is not relevant to the group’s operations.

IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning 1 May 2006). IFRIC 8 will not have a material impact on the group’s operations. The group will apply IFRIC 8 in the financial year ended 31 March 2008.

IFRIC 9, Re-assessment of embedded derivatives (effective for annual periods beginning 1 June 2006). IFRIC 9 will not have a material impact on the group’s operations. The group will apply IFRIC 9 in the financial year ended 31 March 2008.

42. Reconciliation to United States Generally Accepted Accounting Principles

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”), which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”).

In particular under U.S. GAAP, a purchase transaction that results in an entity becoming substantially wholly owned establishes a new basis of accounting, which should be recorded in the separate financial statements of the acquired company by applying “push down” accounting. This application of push down accounting represents the termination of the old accounting entity and the creation of a new one. Since 100% of eircom Limited was acquired by Valentia Telecommunications on 2 November 2001, Valentia Telecommunication’s basis of accounting in the assets and liabilities of eircom Limited has been pushed down into the separate financial statements of eircom Limited for the purposes of U.S. GAAP. Under IFRS, push down accounting is not applied. See note 42(a) for further information.

This difference, along with other differences, are described below together, where appropriate, with an explanation of the method used to determine the adjustments to net profit attributable to ordinary shareholders for the financial years ended 31 March 2005 and 31 March 2006 and shareholders’ equity as at 31 March 2005 and 2006.

The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net profit attributable to ordinary shareholders amount and the equity shareholders’ funds amount under IFRS to the amounts which would have been reported had U.S. GAAP been applied.

	Notes	Financial Year Ended 31 March 2005 €’m	Financial Year Ended 31 March 2006 €’m
Reconciliation of net income:
Net profit attributable to Group shareholders under IFRS		241	259
U.S. GAAP adjustments:
Tangible fixed assets	(a)	(57)	(54)
Intangible assets	(a)	(11)	(11)
Revaluations	(b)	4	9
Provisions for restructuring and transformation costs	(c)	(8)	—
Pensions costs	(d)	4	(2)
Debt issue costs	(e)	—	—
Interest expense	(e)	(130)	(128)
Capitalised interest costs	(f)	3	3
Impairment of long-lived assets	(g)	—	(1)
Share options	(h)	(1)	—
Onerous contracts	(i)	—	10
Deferred taxes on U.S. GAAP adjustments	(j)	5	1

Net profit under U.S. GAAP attributable to ordinary shareholders		50	86

Operating profit		200	242

	Notes	As at 31 March 2005 €’m	As at 31 March 2006 €’m
Reconciliation of shareholders’ equity:
Shareholders’ equity under IFRS		1,154	1,554
U.S. GAAP adjustments:
Goodwill	(a)	492	492
Tangible fixed assets	(a)	500	446
Intangible assets	(a)	150	139
Revaluations	(b)	(70)	(61)
Pensions costs	(d)	(47)	(49)
Debt issue costs	(e)	42	36
Interest expense	(e)	(13)	(16)
Valentia debt	(e)	(2,310)	(2,240)
Capitalised interest costs	(f)	16	19
Impairment of long-lived assets	(g)	29	28
Onerous contracts	(i)	—	10
Deferred taxes on U.S. GAAP adjustments	(j)	(37)	(36)

Shareholders’ equity under U.S. GAAP		(94)	322

(a)	“Push Down” of Purchase Accounting Adjustments

Goodwill and Intangible Assets

On 2 November 2001, Valentia Telecommunications acquired eircom Limited. Under IFRS, Valentia Telecommunication’s basis in eircom Limited upon the acquisition has not been “pushed down” into the separate financial statements of eircom Limited. Under U.S. GAAP, since Valentia Telecommunications acquired 100% of eircom, Valentia Telecommunication’s basis in eircom Limited is pushed down into the eircom Limited financial statements effective 2 November 2001.

Under IFRS first-time adoption rules, the group is not required to revise Irish GAAP fair value adjustments prior to 1 April 2004. Thus, the group has opted not to apply IFRS 3 “Business combinations” retrospectively to business combinations prior to the date of transition to IFRS, 1 April 2004. As no adjustments were required in respect of the carrying amount of goodwill in the Irish GAAP balance sheet as at 1 April 2004, it has accordingly been carried forward without adjustment.

Under U.S. GAAP, SFAS No. 141 “Business Combinations” applies, which addresses the accounting and reporting for all business combinations initiated after 30 June 2001. SFAS No. 141 requires that the cost of an investment is assigned to assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In addition, SFAS No. 141 requires that an intangible asset must be separately identified and recognised apart from goodwill, and disclosed accordingly. An intangible asset should be recognised apart from goodwill if it arises from contractual or other legal rights, or if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed or exchanged. The results of acquisition accounting (i.e. the step-up or step-down to fair market value and the recording of goodwill) must be allocated (i.e. pushed down) to the respective reporting units to which it relates. For U.S. GAAP purposes, the fair values have been assigned to certain intangible assets as shown in the table below. These intangible assets were not recognised for Irish GAAP or IFRS purposes since they did not meet the criteria for recognition required by FRS 10 and the Group opted not to apply IFRS 3 “Business Combinations” retrospectively.

Effective 1 April 2002, under U.S. GAAP, the eircom Group adopted SFAS No. 142, which established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition, as well as how they are to be accounted for after they have been initially recognised in the financial statements. As a result of the adoption of this standard, the Group does not amortise goodwill, rather, it is tested for impairment on an annual basis based on a fair value approach. Additionally under SFAS No. 142, since the acquisition of the Group by Valentia Telecommunications was after 30 June 2001, goodwill has not been amortised for periods after 2 November 2001 (the acquisition date). Upon adoption of this standard, the Group completed a transitional impairment test for its goodwill and intangible assets and determined that there were no impairments to be recorded. The Group also completed its annual impairment test for its goodwill and indefinite-lived intangible assets as at 31 March 2005 and 31 March 2006 and determined that there was no impairment to be recorded.

The following table represents the push down of Valentia Telecommunication’s basis in the net assets of eircom Limited acquired in accordance with U.S. GAAP:

	Notes	€’m
Push down of fair value adjustments for Valentia Telecommunication’s basis in eircom Limited under Irish GAAP
Tangible fixed assets	(i)	715
Pension	(ii)	208
Creditors and accruals	(iii)	(36)
Provisions for liabilities and charges	(iv)	(22)
Net assets of Golden Pages	(v)	133

Push down of additional fair value adjustments for Valentia Telecommunication’s basis in eircom Limited under U.S. GAAP
Goodwill		492
Regulatory asset	(vi)	13
Customer base	(vi)	105
Trade name/trademark	(vi)	82
Pensions	(vii)	(46)
Restructuring and redundancy costs not recognised	(viii)	182
Indefeasible rights to use	(ix)	(27)
Deferred taxes on U.S. GAAP and Irish GAAP fair value adjustments	(x)	(133)

The Irish GAAP fair value adjustments recorded by Valentia Telecommunications upon the acquisition of eircom Limited, which are pushed down to the separate financial statements of eircom Limited, represent the following:

(i)	Adjustment to reflect tangible fixed assets at their fair value being:
•	Open market value for Land & Building following valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at 1 December 2001.
•	Depreciated replacement cost for Network, Plant and Equipment.
(ii)	Pension surplus under Irish GAAP arising from actuarial review.
(iii)	Recognition of annuity commitment (net).
(iv)	Deferred taxation provision on (ii) and (iii) above.
(v)	Recognises the estimated fair value of Golden Pages Limited, acquired as part of the eircom Group, which was subsequently exited in May 2002.
(vi)	The intangible regulatory asset and customer base are being amortised over 1 and 10 years respectively. The trademark has an indefinite life and is not being amortised.
(vii)	Under Irish GAAP, pensions were valued on an actuarial basis at the date of acquisition. Under U.S. GAAP, the projected benefit obligation and the fair value of plan assets were remeasured at the date of acquisition and the resulting net prepaid pension asset was recorded.

(viii)	Under Irish GAAP, at the date of acquisition, eircom Limited had recorded provisions for certain voluntary redundancy schemes and other transformation costs based on the fact that a legal or constructive obligation exists and the amount could be reasonably estimated. Under U.S. GAAP, this liability was not recognised at the date of acquisition since they would not be recognised under either SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (SFAS No. 88”), or EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EIFT 95-3”).
(ix)	Under Irish GAAP, eircom Limited recorded a liability for its obligations related to the service portion of IRU contracts to purchase and sell capacity. Under U.S. GAAP, since the entire IRU contract has been accounted for as a service contract, eircom Limited has recorded a liability based on the fair value of the Group’s legal obligation associated with the entire contract.
(x)	Under Irish GAAP, deferred taxes are not provided with respect to fair value adjustments made to record Valentia Telecommunication’s basis in the assets acquired. Under U.S. GAAP, deferred taxes related to fair value adjustments must be provided.

(b) Revaluations

The Group’s consolidated financial statements are prepared in accordance with the historical cost convention except that property was periodically restated on the basis of appraised values until adoption of IFRS on 1 April 2004. On adoption of IFRS the group fair valued properties at the transition date.

Depreciation is computed on the revalued amounts. Under U.S. GAAP, such revaluations are not permitted and depreciation is computed on the historical cost. Under U.S. GAAP, depreciation charges would have been €4 million and €3 million lower, for the financial years ended 31 March 2005 and 31 March 2006 respectively, since the assets would have had a lower depreciable base. In addition profit on disposal of property and investments would have been €nil and €6 million higher under U.S. GAAP for the financial years ended 31 March 2005 and 2006 respectively since the assets would have had a lower book value base. Adjustment of the amounts reported under IFRS for property to the amounts reportable under U.S. GAAP would result in a reduction of the book value of tangible fixed assets by €70 million and €61 million as at 31 March 2005 and 31 March 2006 respectively.

(c) Provisions for Restructuring and Transformation Costs

Under IFRS, the Group had recorded provisions for fundamental restructuring and certain voluntary redundancy schemes in respect of staff restructuring and other aspects of its business transformation, which are in the course of implementation, when a legal or constructive obligation exists, and the amount could be reasonably estimated.

Under U.S. GAAP, costs related to voluntary early retirement and severance schemes are accounted for in accordance with SFAS No. 88. Generally the timing of expense recognition differs between IFRS and U.S. GAAP because, under IFRS, a constructive obligation is deemed to exist when the Group agrees to accept and discharge responsibility under the terms of voluntary early retirement and severance schemes with the employees and their unions. U.S. GAAP requires that the individual employees have accepted the offer to retire or to participate in severance programs before the expense is recognised.

The following table reconciles the movement in the staff restructuring provisions as presented under IFRS to the amounts presented under U.S. GAAP:

	Staff Restructuring Provision Under IFRS €’m	Adjustment €’m	Staff Restructuring Provision Under U.S. GAAP €’m
As at 31 March 2004	8	(8)	—
Utilised	(7)	—	(7)
Transfer	(1)	—	(1)
Charged to the consolidated income statement	—	8	8

As at 31 March 2005	—	—	—

Utilised	—	—	—

As at 31 March 2006	—	—	—

(d) Pension Costs

Under IFRS, pension costs are determined in accordance with International Accounting Standard 19 “Employee Benefits” (“IAS 19”). The Group has elected to use the corridor approach which leaves some actuarial gains and loses unrecognised as permitted by IAS 19. The corridor approach has been applied retrospectively. Hence, the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87, “Employers Accounting for Pensions”, (“SFAS No. 87”) and SFAS No. 88.

Differences between the amounts under IFRS and U.S. GAAP arise from the requirement to use different actuarial methods and assumptions and the method of amortising surpluses or deficits.

(e) Debt and Related Debt Issue Costs and Interest Expense

Under U.S. GAAP, in addition to the push down of Valentia Telecommunication’s purchase accounting adjustments which reflect Valentia Telecommunication’s basis in eircom Limited, the debt incurred to fund the acquisition plus debt issuance costs and related interest expense is also pushed down since eircom Limited is an additional borrower and guarantor of the €1.4 billion debt facility of Valentia Telecommunications and an additional guarantor under the Senior Notes and Senior Subordinated Notes issued by Valentia Telecommunications and eircom Funding.

Under IFRS, these amounts are not reflected in the separate financial statements of eircom Limited.

(f) Capitalised Interest Costs

Under U.S. GAAP, in addition to the push down of Valentia Telecommunication’s debt and interest expense, the capitalised interest adjustment reflected in Valentia Telecommunications under IFRS is also pushed down to eircom Limited. Under IFRS, these amounts are not reflected in the separate financial statements of eircom Limited.

The push down resulted in cumulative gross recognised interest of €25 million and €31 million and accumulated amortisation of €9 million and €12 million as at 31 March 2005 and 31 March 2006 respectively. Interest recognised amounted to €7 million and €6 million and amortisation amounted to €4 million and €3 million for the financial years ended 31 March 2005 and 31 March 2006, respectively.

(g) Impairment of Long-Lived Assets

Under IFRS, the Group had recognised impairments for certain assets based on results of impairment testing including a review of discounted future cash flows where appropriate. Under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), an asset is considered to be impaired when its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The undiscounted cash flows include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset.

Under IFRS, the Group also recognised impairment losses arising on land and buildings where the valuation of a fixed asset is below the carrying value of the fixed asset. To the extent that the valuation amount of the fixed assets are below the historical cost, the impairment charge is recognised in the income statement account under IFRS.

During the financial years ended 31 March 2005 and 31 March 2006 the Group recognised no impairment charges in respect of land & buildings where the revalued amount was below the historical cost of the relevant fixed assets hence there was no impairment expense recognised under IFRS which needed to be added back to net income for U.S. GAAP purposes.

Of the previously impaired assets which were reversed under U.S. GAAP, the Group recognised €1 million of depreciation under U.S. GAAP in the year ended 31 March 2006.

(h) Share Options

Under UK GAAP and IFRS, the Group had recognised compensation expense for share awards under the Key Executive Share Award Plan in full at the date of grant based on the full fair value of the share award.

Under U.S. GAAP, compensation expense for awards under the Key Executive Share Award Plan for the fair value of the share award on the date of grant is recognised over the two-year vesting period.

(i) Onerous contracts

Under IFRS, the group provides for onerous contracts where the unavoidable costs of meeting the obligations of the contract exceed the economic benefits expected to be received under it. The group have provisions relating to leasehold properties which it is committed to vacate or which are already vacant.

Under U.S. GAAP, SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) a provision for onerous contracts for leasehold properties is only made at the cease-use date.

As at 31 March 2006 the group has €10 million (2005: €nil) of onerous contracts relating to leasehold properties which do not qualify for recognition as a liability under U.S. GAAP.

(j) Deferred Taxes

Under IFRS, deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Under U.S. GAAP, SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”) requires that deferred taxation liabilities and assets are recorded in full for all temporary differences between book income and tax income and a valuation allowance is established to reduce deferred tax assets to the amounts which are more likely than not to be recognised in future tax returns. For the purposes of the reconciliation, the principles of SFAS No. 109 have been applied.

Details of U.S. GAAP deferred tax assets and liabilities are set out in note 43(b).

43. Additional Disclosure Requirements under U.S. GAAP

(a) Employee Benefit Plans

Defined Benefit Plans

For purposes of the U.S. GAAP reconciliation, the Group adopted the provisions of SFAS No. 87, amended by SFAS No. 132 “Employer’s Disclosures about Pensions and Other Postretirement Benefits, an Amendment of FASB Statements No. 87, 88 and 106”. The following table provides the components of net periodic pension costs under U.S. GAAP:

	Financial Year Ended 31 March 2005 €’000	Financial Year Ended 31 March 2006 €’000
Service costs	45,562	56,534
Interest costs	117,917	139,067
Expected return on plan assets	(137,637)	(146,401)
Amortisation of experience	13,990	34,088
Special termination benefits	8,946	556

Net periodic benefit cost recognised in accordance with U.S. GAAP	48,778	83,844

The accumulated benefit obligation was €2,007 million and €2,019 million as at 31 March 2005 and 31 March 2006, respectively.

The charge for special termination benefits is the result of the Group’s early retirement schemes, which provide eligible employees with the opportunity to retire early, resulting in additional pension costs.

Costs of €16 million, included as employee benefits under U.S. GAAP, for the financial year ended 31 March 2005, are separately included as part of restructuring costs under IFRS.

The following table provides details about the weighted-average assumptions used to calculate the pension costs during the years ending:

	Financial Year Ended 31 March 2005	Financial Year Ended 31 March 2006
Discount rate	5.0%	4.75%
Expected return on plan assets	6.7%	6.5%
Rate of compensation and pension increase	3.5%	3.5%

To develop the expected long-term rate of return on assets assumption, the company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.5% long-term rate of return on assets assumption for the year ended 31 March 2006.

The following table provides details about the weighted-average assumptions used to calculate the pension obligation as of:

	31 March 2005	31 March 2006
Discount rate	4.75%	4.75%
Rate of compensation and pension increase	3.5%	3.5%

The dates used to determine pension movements under U.S. GAAP were 31 March 2005 and 31 March 2006.

The following table presents changes in benefit obligation, changes in plan assets and a reconciliation to amounts recorded in accordance with U.S. GAAP:

	Financial Year Ended 31 March 2005 €’000	Financial Year Ended 31 March 2006 €’000
Changes in benefit obligation:
Benefit obligation at the beginning of the year	2,360,373	2,923,112
Service cost	45,562	56,534
Interest cost	117,917	139,067
Plan participants’ contributions	16,776	15,891
Actuarial losses/(gains)	439,949	(18,759)
Benefits paid	(66,411)	(63,196)
Special termination benefits	8,946	556

Benefit obligations at the end of the year	2,923,112	3,053,205

	Financial Year Ended 31 March 2005 €’000	Financial Year Ended 31 March 2006 €’000
Changes in plan assets:
Fair value of plan assets at the beginning of the year	2,068,485	2,262,424
Actual return on plan assets	205,847	588,396
Group’s contribution	21,827	26,042
Group’s contribution to special termination benefits	15,900	—
Plan participants’ contribution	16,776	15,891
Benefits paid	(66,411)	(63,196)

Fair value of plan assets at the end of the year	2,262,424	2,829,557

	Financial Year Ended 31 March 2005 (as restated) €’000	Financial Year Ended 31 March 2006 €’000
Funded status:
Funded status	(660,688)	(223,648)
Net Annuity Scheme Liability separately recognised in the financial statements	77,702	65,037
Unrecognised actuarial losses	725,929	243,752

Prepaid benefit cost under U.S. GAAP	142,943	85,141

Plan assets at 31 March 2005 and 31 March 2006 include €72.348 million and €69.421 million in respect of liabilities to employees who are participating in an annuity scheme as part of voluntary termination schemes being operated by the group.

Benefit obligations at 31 March 2005 and 31 March 2006 include €150.050 million and €134.458 million in respect of liabilities to employees who are participating in an annuity scheme as part of voluntary termination schemes being operated by the group.

A separate asset and liability is included in the financial statements at 31 March 2005 and 31 March 2006 under both IFRS and U.S. GAAP.

The pension plan weighted-average asset allocations by asset category are as follows:

	Financial Year Ended 31 March 2005	Financial Year Ended 31 March 2006
Asset Category
Equity securities	68%	74%
Debt securities	11%	5%
Real estate	17%	21%
Other	4%	—

Total	100%	100%

The Trustees of the pension plan approve the investment strategy. The Trustees do not have target asset allocations but review the levels of asset allocations on an ongoing basis. The objective of the investment activities is to maximise investment return within an acceptable level of risk, taking into consideration the liabilities of the main pension scheme.

The assumption for the expected return in scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on other asset classes reflect consensus economic forecasts of future returns. The expected rates of return and mortality assumptions are included in note 35(a).

The employer contributions expected to be paid to the plan in the year ended 31 March 2007 are €26.5 million.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension Benefits €’000
For the years ended 31 March
2007	66,000
2008	70,000
2009	75,000
2010	83,000
2011	87,000
Years 2012-16	500,000

(b) Taxation

U.S. GAAP deferred tax assets and liabilities are as follows:

	As at 31 March 2005 €’m	As at 31 March 2006 €’m
Non-current deferred tax liability:
Prepaid pension obligation	18	11
Capital allowances in excess of depreciation	56	60
Fixed assets uplift	63	56
Intangible assets	19	17
Income to be taxed in future periods	20	19
Arising on acquisition	—	9
Other	2	2

Deferred tax liability	178	174

Current deferred tax asset - interest	(2)	(2)

Non-current deferred tax assets:
Provisions for expenses	(8)	(2)
Deferred revenue	(6)	(5)

Non-current deferred tax assets	(14)	(7)

Net deferred tax liability	162	165

The Group has unrecognised deferred tax assets at 31 March 2006 of €27 million. A valuation provision has been included in respect of the full amount of these losses. The losses are only available for offset in the entity that incurred the losses and there is no expiry date.

(c) Balance Sheet

The consolidated balance sheet of the Group prepared under IFRS presents substantially the same information as that presented under U.S. GAAP. However, presentation, classification and the U.S. GAAP reconciling items have a significant effect on the U.S. GAAP consolidated balance sheet.

The following summarised balance sheet has been adjusted to reflect the U.S. GAAP reconciling items and is presented and classified in accordance with U.S. GAAP:

	As at 31 March 2005 €’m	As at 31 March 2006 €’m
Assets:
Current assets	518	807
Non-current assets	3,040	3,302

Total assets	3,558	4,109

Liabilities and shareholders’ equity:
Current liabilities	760	1,071
Non-current liabilities	2,892	2,716

Total liabilities	3,652	3,787
Shareholders’ equity	(94)	322

Total liabilities and shareholders’ equity	3,558	4,109

(d) Segmental Information

The Group’s total continuing turnover is comprised of revenue from the following products and services as indicated in the table below:

	Financial Year Ended 31 March 2005 €’m	Financial Year Ended 31 March 2006 €’m
Fixed Line
Access (rental and connections)	555	594
Voice traffic	538	497
Data traffic	97	88
Data communications	178	179
Interconnect	165	204
Other	154	159
Discounts	(89)	(103)

	1,598	1,618
Mobile
Services	—	83
Other	—	4

	—	87
Intracompany eliminations	—	(12)

Total	1,598	1,693

Of the Group’s total turnover of €1,598 million and €1,693 million for the financial years ended 31 March 2005 and 31 March 2006 respectively, approximately €49 million (3%) and €76 million (4%) respectively, was generated from foreign customers located outside of Ireland.

The Group does not hold significant long-lived assets outside of Ireland.

(e) Share based compensation

The eircom Group Executive Share Option Plan (E Scheme) (the “E Scheme”)

During September 2003, the shareholders of the Group approved a plan to grant options to acquire 862,598 E Ordinary shares at an exercise price of €5.82 per share to selected senior employees. Upon Admission in March 2004, the plan was amended following the conversion of the E Ordinary Shares into Ordinary Shares such that the exercise price was €5.82 for every five Ordinary Shares in eircom Group plc, or €1.164 per Ordinary Share. The total number of Ordinary Shares that may be acquired by the option holders under the E Scheme did not exceed 4,312,970. Upon Admission, the options granted under the E Scheme became immediately exercisable for a period of 30 days. The Board had discretion to permit options granted under the E Scheme to be exercised during the period of 12 months following Admission, up to March 2005. All outstanding options under the E Scheme not exercised during this 12-month period lapsed or in certain circumstances were allowed to be exercised after this date. No further options will be granted under this plan.

The following table summarises the transactions of the Group’s share option activity for the financial years ended 31 March 2005 and 31 March 2006:

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2004	2,247,705	1.164
Options lapsed	(16,540)	1.164
Options exercised	(2,177,700)	1.164

Unexercised options committed to issuance 31 March 2005	53,465	1.164

Options exercised	(53,465)	1.164

Unexercised options committed to issuance 31 March 2006	—	1.164

The eircom Group Employee Share Option Plan (the “Share Option Plan”)

The Share Option Plan allows eligible employees (including Executive Directors and Senior Management) to be granted options over existing or unissued ordinary shares in the company’s ultimate parent, eircom Group plc.

Tranche 1

The first grant of 8,240,856 options was made under the Share Option Plan to selected senior employees including the Executive Directors, on 22 June 2004 at a price of €1.50 per share. A further grant of 161,586 options was made on 6 December 2004 at a price of €1.68 per share.

The exercise of any options granted under the Share Option Plan is conditional on achievement of performance targets over a three year period. For options granted during the financial year ended 31 March 2005, the Remuneration Committee determined that the exercise of these options would be subject to the following performance target: (i) that eircom Group plc’s normalised adjusted earnings per share, based on IFRS, for the financial year ended 31 March 2007 must exceed 14.9 cents (as adjusted from 12.05 cents to reflect both the new business plan numbers after the mobile acquisition and conversion to IFRS); and (ii) payment of a dividend by eircom Group plc of not less than 11 cents per share in the financial year ended 31 March 2005 and 10.2 cents per share in each of the financial years ended

31 March 2006 and 31 March 2007 which reflects the assumed dividend yield as described in the Listing Particulars, published in connection with Listing, as adjusted to maintain a constant dividend yield following the rights issue. Normalised adjusted earnings per share will be calculated by an independent third party. These options become exercisable, once the performance criteria are achieved, on 22 June 2007 and remain exercisable until 22 June 2014. In the event of a change of control all of the outstanding options, in the Ordinary Shares of eircom Group plc, at the date of the change of control will vest subject to the approval of the Remuneration Committee.

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2004	—	—
Options granted	8,402,442	1.503
Options lapsed	(52,989)	1.500

Unexercised options committed to issuance 31 March 2005	8,349,453	1.503
Options cancelled	(927,897)	1.500

	7,421,556	1.504
Rebased following rights issue	779,264
Options cancelled	(153,240)	1.3575
Options exercised	(25,933)	1.3575

Unexercised options committed to issuance 31 March 2006	8,021,647	1.361

Out of the 8,021,647 outstanding share options (2005: 8,349,453 options), none were exercisable in the year ended 31 March 2006. The options which were exercised became exercisable under the “good leaver” provisions of the Plan and was approved by the Remuneration Committee.

Tranche 2

The second grant of 6,041,509 options was made under the Share Option Plan to selected senior employees including the Executive Directors, on 7 October 2005 at a price €2.205 per share.

The exercise of any options granted under the Share Option Plan is conditional on achievement of performance targets over a three year period. For options granted during the financial year ended 31 March 2006, the Remuneration Committee determined that the exercise of these options would be subject to the following performance target: (i) that eircom Group plc’s normalised adjusted earnings per share, based on IFRS, for the financial year ended 31 March 2008 must achieve a growth target of an increase of the consumer price index plus 3% over the previous years normalised earnings per share; and (ii) payment of a dividend by eircom Group plc of not less than 10.2 cents per share in each of the financial years ended 31 March 2006, 31 March 2007 and 31 March 2008 which reflects the assumed dividend yield as described in the Listing Particulars, published in connection with Listing, as adjusted to maintain a constant dividend yield following the rights issue. Normalised adjusted earnings per share will be calculated by an independent third party. These options become exercisable, once the performance criteria are achieved, on 7 October 2008 and remain exercisable until 7 October 2015. In the event of a change of control all of the outstanding options, in the Ordinary Shares of eircom Group plc, at the date of the change of control will vest subject to the approval of the Remuneration Committee.

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2005	—	—
Options granted	6,041,509	2.205
Options cancelled	(52,564)	2.205

Unexercised options committed to issuance 31 March 2006	5,988,945	2.205

The following table summarises all of the transactions of the entire Group’s share option activity for the financial years ended 31 March 2005 and 31 March 2006.

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2004	2,247,705	1.164
Options granted	8,402,442	1.503
Options lapsed	(69,529)	1.420
Options exercised	(2,177,700)	1.164

Unexercised options committed to issuance 31 March 2005	8,402,918	1.501

Options exercised	(53,465)	1.164
Options cancelled	(927,897)	1.500

	7,421,556	1.504
Rebased following rights issue	779,264

	8,200,820	1.361
Options granted	6,041,509	2.205
Options cancelled	(205,804)	1.574
Options exercised	(25,933)	1.3575

Unexercised options committed to issuance 31 March 2006	14,010,592	1.722

The exercise price of all options was greater than or equal to the market value of the shares at the date of grant.

The fair value of options granted for the financial years ended 31 March 2005 and 31 March 2006 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2006
Expected life from granting date (in years)	10.00	10.00
Risk-free interest rate	4.5%	3.4%
Volatility	19%	23%
Dividend yield	7.33%	6.18%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The Group’s options granted prior to Admission, had characteristics significantly different from those of traded options, and changes in the subjective input assumptions could materially affect the fair value estimate. Based upon the above assumptions the weighted average fair value of the stock options granted under the E Scheme over Ordinary Shares was €0.06 per option during the financial year ended 31 March 2004. The weighted average fair value of the stock options granted under the Share Option Plan—Tranche 1 over Ordinary Shares was €0.10 per option during the year ended 31 March 2005. The weighted average fair value of the stock options granted under the Share Option Plan—Tranche 2 over Ordinary Shares was €0.23 per option during the year ended 31 March 2006.

The Key Executive Share Award Plan (the “Share Award Plan”)

Certain executive directors and senior executives were granted awards over 1,472,198 Ordinary Shares in eircom Group plc during March 2004 at a fair value of €1.55 per share. The awards vest 50% annually over two years on the anniversary of the date of Admission, which was 24 March 2004, and will be exercisable at no cost to the holder. The portion to vest in March 2005 did not vest until the year ended 31 March 2006. The portion to vest in March 2006 did not vest until the year ended 31 March 2007. No further awards will be granted under this plan.

	Number of Shares	Weighted-average Exercise price €
Unexercised options committed to issuance 31 March 2004 and 31 March 2005	1,472,198	0.10
Options exercised	(742,861)	0.10

	729,337	0.10
Rebased following rights issue	83,893	0.10

Unexercised options committed to issuance 31 March 2006	813,230	0.10

In the year ending 31 March 2005, under U.S. GAAP, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”), the Group has accounted for its share based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R “Share-Based Payment” (“SFAS No. 123R”) which revises SFAS No. 123 and eliminates the option to apply the intrinsic value measurement provisions of APB 25. SFAS No. 123R requires that the cost of all share-based payment transactions be recognised in the financial statements. SFAS No. 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. For public entities that do not file as small business issuers, the standard is effective for the first interim or annual reporting period that begins after June 15, 2005. The Group adopted SFAS No. 123R on 1 April 2005 using the modified prospective transition method. Under the modified prospective method, and in accordance with Staff Accounting Bulletin 107 (“SAB 107”), the Group is not required to restate prior year amounts.

Under U.S. GAAP, there was no compensation charge recorded under the Share Award Plan during the financial year ended 31 March 2004 since the shares were granted on 24 March 2004 and vest over two years. During the financial year 31 March 2005 and 31 March 2006, the compensation charge relating to the shares under the Share Award Plan was €1.1 million and €1.1m respectively. Under IFRS a charge of €2.2 million was charged through the income statement in the financial year ended 31 March 2004.

Total equity compensation charges under U.S. GAAP were €2.4 million for the financial year ended 31 March 2005 and €1.6 million for the financial year ended 31 March 2006.

In accordance with APB 25, had the options and awards been accounted for in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), pro forma net income and basic and diluted net earnings per share would have been as follows for the financial year ended 31 March 2005:

31 March 2005 €’m
Net profit under U.S. GAAP attributable to ordinary shareholders, as reported	50
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	2
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1)

Pro forma net profit	51

(f)	Other Matters

Tangible Assets

On 1 January 1984 tangible assets valued, in accordance with the Postal and Telecommunications Services Act, 1983, at €798.7 million were transferred to the Group. Since the Group did not maintain sufficiently detailed records to determine the historical cost for all assets, the valuation for certain assets was based on the estimated replacement cost, adjusted for depreciation and inflation (“depreciated replacement cost”). The Company has adopted consistent treatment for purposes of U.S. GAAP and thus no IFRS/U.S. GAAP difference has been recorded.

44. Recently Issued Accounting Standards Applicable to U.S. GAAP

Recent U.S. GAAP accounting pronouncements

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS No. 153”), which clarifies that all nonmonetary transactions with commercial substance shall be recorded at fair value. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The adoption of this statement, as of 1 April 2006, will not have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”), a revision of SFAS No. 123. SFAS No. 123R amends the financial accounting and reporting for transactions in which an entity exchanges its equity instruments for goods or services. Primarily, SFAS No. 123R focuses on accounting for options granted to employees. The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The costs have to be recognised over the period during which an employee is required to provide service in exchange for the award. The guidance is effective after the first interim or annual reporting period that begins after 15 June 2005. The Group adopted SFAS No. 123R on 1 April 2005 using the modified prospective transition method. Under the modified prospective method, and in accordance with Staff Accounting Bulletin 107 (“SAB 107”), the Group is not required to restate prior year amounts. The application of the expensing provisions of SFAS No. 123R resulted in a pre-tax expense of approximately €2 million in the financial year ending 31 March 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). This Statement replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS No. 154 eliminates the requirement in APB Opinion No. 20 to include the cumulative effect of changes in accounting principle in the income statement in the period of change. Instead, to enhance the comparability of prior period financial statements, this statement requires that changes in accounting principles are retrospectively applied. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. We will adopt the provisions of SFAS No. 154, prospectively, as of 1 April 2006.

In September 2005, the FASB ratified the guidance regarding the determination of the amortisation period for leasehold improvements in operating leases as described in EITF 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”. This guidance is effective for leasehold improvements purchased or acquired in reporting periods beginning after 29 June 2005. This accounting pronouncement will not have a material impact on our financial position or results of operations and will be applied as of 1 April 2006.

In October 2005, the FASB Staff Position (“FSP”) regarding FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” was issued. This FSP addresses rental costs associated with land or building operating leases incurred during a construction period to be recognised as rental expense and not to be capitalised. This guidance is effective in reporting periods beginning 1 January 2006. This accounting pronouncement will not have a material impact on our financial position or results of operations and will be applied as of 1 April 2006.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and SFAS No. 140” (“SFAS No. 155”). This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It also clarifies which interest-only strips and principal-only strips are not subject to SFAS No. 133. SFAS No. 155 also establishes a requirement to evaluate interests in securitised financial assets to identify interests that are free-standing derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation. The statement also clarifies that concentration of credit risks in the form of subordination are not embedded derivatives, and it also amends SFAS No. 140 to eliminate the prohibition on a qualified special purpose entity (“QSPE”) from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. Early adoption of this statement is allowed. We are in the process of evaluating the impact that the adoption of this statement will have on our consolidated financial statements.

In March 2006, FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140” (“SFAS No. 156”). This Statement requires that all separately recognised servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under SFAS No. 156, an entity can elect subsequent fair value measurement of its servicing assets and servicing liabilities by class, thus simplifying its accounting and providing for income statement recognition of the potential offsetting changes in fair value of the servicing assets, servicing liabilities, and related derivative instruments. An entity that elects to subsequently measure servicing assets and servicing liabilities at fair value is expected to recognise declines in fair value of the servicing assets and servicing liabilities more consistently than by reporting other-than-temporary impairments. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after 15 September 2006. This accounting pronouncement will not have a material impact on our financial position or results of operations and will be applied as of 1 April 2007.

eircom Funding

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of eircom Funding:

We have audited the accompanying balance sheets of eircom Funding as of 31 March 2005 and 31 March 2006 and the related income statements, cash flow statements and statement of changes in equity for each of the two years in the period ended 31 March 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eircom Funding at 31 March 2005 and 31 March 2006, and the results of their operations and their cash flows for each of the two years in the period ended 31 March 2006, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).

As discussed in note 1 to the financial statements, the group has adopted prospectively from 1 April 2005 International Accounting Standards (IAS) 32 - “Financial Instruments: Disclosure and Presentation” and IAS 39 - “Financial Instruments: Recognition and Measurement” in accordance with IFRS as adopted by the EU.

IFRS as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 19 and 20, to the consolidated financial statements.

PricewaterhouseCoopers

Dublin, Ireland

26 June 2006

eircom Funding

Income statement

For the Year Ended 31 March 2006

		2005	2006
	Notes	€’000	€’000
Operating profit	6	—	—
Finance costs	7 (a)	(42,346)	(42,460)
Finance income	7 (b)	42,346	42,460

Finance costs – net	7	—	—

Profit for the year		—	—

The accompanying notes form an integral part of these financial statements.

eircom Funding

Balance sheet

As at 31 March 2006

		2005	2006
	Notes	€’000	€’000
ASSETS
Non-current assets
Investments	8	509,598	509,598

		509,598	509,598

Current assets
Trade and other receivables	9	5,101	5,101
Cash and cash equivalents	10	1	—

		5,102	5,101

Total assets		514,700	514,699

LIABILITIES
Non-current liabilities
Borrowings	11	476,346	489,709
Derivative financial instruments	12	31,756	38,580

		508,102	528,289

Current liabilities
Borrowings	11	1,496	1,629
Trade and other payables	13	5,092	5,092

		6,588	6,721

Total liabilities		514,690	535,010

EQUITY
Equity share capital	14	10	10
Cash flow hedging reserve	15	—	(20,321)

Total equity	15	10	(20,311)

Total liabilities and equity		514,700	514,699

The accompanying notes form an integral part of these financial statements.

eircom Funding

Cash flow statement

For the Year Ended 31 March 2006

	Note	2005 €’000	2006 €’000
Cash flows from operating activities
Cash generated from operations		—	—
Interest received		42,431	42,460
Interest paid		(40,965)	(40,964)

Net cash generated from operating activities		1,466	1,496

Cash flows used in investing activities
Loan repayments to parent undertaking		(1,466)	(1,497)

Net cash used in investing activities		(1,466)	(1,497)

Net decrease in cash and cash equivalents		—	(1)
Cash and cash equivalents at beginning of year		1	1

Cash and cash equivalents at end of year	10	1	—

The accompanying notes form an integral part of these financial statements.

eircom Funding

Statement of changes in equity

For the Year Ended 31 March 2006

	Note	Total equity €’000
Balance at 1 April 2004	15	10
Profit for the year		—

Total recognised income for the year		—
Balance at 31 March 2005	15	10

Effect of adoption of IAS 32 & IAS 39	15	(24,347)

Balance at 1 April 2005	15	(24,337)
Cash flow hedges, net of tax	15	4,026

Net income recognised directly in equity		4,026
Profit for the year	15	—

Total recognised income for the year		4,026
Balance at 31 March 2006	15	(20,311)

The accompanying notes form an integral part of these financial statements.

eircom Funding

Notes to the Financial Statements

For the Year Ended 31 March 2006

1. First time adoption of International Financial Reporting Standards (IFRS)

Prior to 1 April 2005 the company prepared its financial statements under Irish GAAP. From 1 April 2005, the company is presenting its annual financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and the interpretations from the International Financial Reporting Interpretation Committee (IFRIC), and the Irish Companies Acts, 1963 to 2005.

The comparative figures in respect of the 2005 financial statements have been restated to reflect the company’s adoption of IFRS from the date of transition at 1 April 2004. The company is applying IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement” as and from 1 April 2005 and hence the impacts of adopting IAS 32 and IAS 39, are not reflected in the year ended 31 March 2005 comparatives (see Note 2 for further detail). The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1 April 2005. In the 2005 comparatives, financial instruments are included using the measurement bases and the disclosure requirements of Irish GAAP relating to financial instruments.

The rules for first time adoption of IFRS are set out in IFRS 1 “First time adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the company has applied the following mandatory exemption from full retrospective application of IFRS as noted below.

Mandatory exemptions

Hedge accounting

In accordance with IFRS 1, as a first-time adopter, the company did not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39.

2. IFRS effect of adoption of IAS 32/39

Balance Sheet

	31 March 2005 (IFRS excl. IAS 32/39)	Restatements (IAS 32/39)	1 April 2005 (Full IFRS)
	€’000	€’000	€’000
ASSETS
Non-current assets
Investments	509,598	—	509,598

	509,598	—	509,598

Current assets
Trade and other receivables	5,101	—	5,101
Cash and cash equivalents	1	—	1

	5,102	—	5,102

Total assets	514,700	—	514,700

LIABILITIES
Non-current liabilities
Borrowings	476,346	—	476,346
Derivative financial instruments	31,756	24,347	56,103

	508,102	24,347	532,449

Current liabilities
Borrowings	1,496	—	1,496
Trade and other payables	5,092	—	5,092

	6,588	—	6,588

Total liabilities	514,690	24,347	539,037

EQUITY
Equity share capital	10	—	10
Cash flow hedging reserve	—	(24,347)	(24,347)

Total equity	10	(24,347)	(24,337)

Total liabilities and equity	514,700	—	514,700

3. IFRS Principal Adjustments

Cash flow – IAS 7 “Cash flow statements”

Irish GAAP

Under Irish GAAP, cash flows were presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and financing.

IFRS

Under IFRS, cash flows are required to be shown separately for three categories only, namely, operating, investing and financing.

Impact

Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP are included as operating activities under IFRS.

4. Accounting policies under IFRS

These financial statements have been prepared on a basis consistent with the accounting policies set out below.

(a) Basis of accounting

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations endorsed by the EU and with those parts of the Companies Acts, 1963 to 2005 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, as modified by revaluation of financial assets and certain financial liabilities (including derivative financial instruments). A summary of the more important accounting policies is set out below.

There are no areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements.

(b) Foreign currencies

(i)	Functional and presentation currency

Items included in the financial statements of the company are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The financial statements are presented in euro, which is the company’s functional and presentation currency and is denoted by the symbol “€”.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(c) Financial instruments

Up to 31 March 2005

The company measured financial assets and liabilities in accordance with the principles of FRS 4 “Capital instruments”, FRS 5 “Reporting the substance of transactions” and SSAP 20 “Foreign currency translation”. Debt was adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The company also provided disclosures in accordance with FRS 13 “Derivatives and other financial instruments: disclosures” setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.

Currency swap which are used to cover all of the company’s foreign currency debt position were valued at year-end exchange rates and the resulting gains and losses were offset against gains and losses on the translation of the related debt. The interest element of the contracts was reflected in interest payable and similar charges.

All borrowings were initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs were charged to the income statement over the term of the borrowings and represented a constant proportion of the balance of capital repayments outstanding. Accrued issue costs were netted against the carrying value of borrowings.

Key accounting policies under IAS 32 and IAS 39

In accordance with IFRS 1, the company adopted IAS 32 and IAS 39 from 1 April 2005. All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings using the effective interest method. Accrued issue costs are netted against the carrying value of borrowings.

Financial instruments from 1 April 2005

Derivative financial instruments are held in the balance sheet at their fair value. All derivative financial instruments held during the year ended 31 March 2006 qualify for hedge accounting. The company currently only has cash flow hedges.

The company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. Any ineffective portion of the hedge is recognised in the income statement.

When the cash flow hedge of a forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recognised in the income statement.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the income statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the income statement immediately.

(d) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments readily convertible to cash.

(e) Fair value estimation

Fair value is the amount for which an asset, liability or financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than a forced or liquidation sale. The fair value is determined based on quoted prices or by using valuation techniques such as discounted cash flow analysis.

The fair values of short-term deposits approximate to their carrying amounts.

(f) Investments

Fixed asset investments included in the balance sheet are shown at cost less provision for impairment.

(g) Taxation

Current tax is calculated on the profits of the period. Current tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax is charged directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

5. Financial risk management

Financial risk factors

The company’s activities expose it to a variety of financial risks: market rate risk, credit risk and liquidity risk. Responsibility for managing these risks rests with the Board of eircom Group plc, the company’s ultimate parent company. It is, and has been throughout the period under review, the company’s policy not to trade in financial instruments.

The company conducts its business in Ireland.

(a) Market rate risk

Market rate risk is defined as the exposure of the company’s financial position to movements in interest and foreign exchange rates. The principal aim of managing these risks is to limit the adverse impact on shareholder value of movements in interest rates and foreign exchange rates.

The company uses derivative financial instruments to hedge against exposures to fluctuating exchange rates. Derivative financial instruments are contractual agreements whose value reflects price movements in an underlying asset and liability. The company uses derivatives, where appropriate, to generate the desired effective profile of currency risk.

The main derivatives used are currency swaps. It is company policy to hedge all of the currency risk. The company achieves fixed rates on borrowings directly through the use of fixed rate debt.

(b) Credit risk

Credit risks are mainly related to counterparty risks associated with amounts owed by related companies, interest in debt securities and derivative contracts.

Transactions involving derivative contracts are managed by Irish Telecommunications Investment Limited (“ITI”); a wholly owned subsidiary of the ultimate parent company eircom Group plc, within a framework of limits approved by the Board, which restrict the group’s dealings to highly rated financial institutions.

(c) Liquidity risk

The objective of liquidity management is to ensure the availability of sufficient funds to meet the Group’s requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets. The maturity profile of company debt is set out in Note 11 of the Financial Statements.

(d) Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

6. Operating profit

Operating profit is stated after charging:

	2005 €’000	2006 €’000
Directors’ remuneration
- for services as directors	—	—
- for management services	—	—
Auditors’ remuneration	—	—

Auditors’ remuneration has been borne by the parent company Valentia Telecommunications.

7. Finance costs - net

	2005 €’000	2006 €’000
(a) Finance costs:
Interest payable on bank loans and other debt	40,880	40,964
Amortisation of issue costs of bank loan and other debt	1,466	1,496

	42,346	42,460

(b) Finance income:
Interest income	(42,346)	(42,460)

	(42,346)	(42,460)

Exchange differences arising on foreign currency borrowings
Unrealised (gains)/losses	(11,674)	13,497
Hedging contract losses/(gains)	11,674	(13,497)

Finance costs - net	—	—

8. Investments

	2005 €’000	2006 €’000
Advance to parent company	509,598	509,598

9. Trade and other receivables

	2005	2006
	€’000	€’000
Amounts falling due within one year:
Amounts due from group undertaking	5,091	5,091
Other debtors	10	10

	5,101	5,101

The fair values of trade and other receivables approximate to their carrying amounts.

10. Cash and cash equivalents

	2005	2006
	€’000	€’000
Cash and cash equivalents	1	—

The book value of cash and cash equivalents approximates their fair value. The effective interest rate on short term bank deposits was 2% (2005:2%).

11. Borrowings

	Book Value		Fair Value
	2005	2006	2005	2006
	€’000	€’000	€’000	€’000
Non-current liabilities
Amount owed to parent company	15,889	14,259	15,889	14,259
8.25% Senior subordinated notes due 2013 (listed)	477,842	491,339	532,751	538,877

	493,731	505,598	548,640	553,136
Debt issue costs	(17,385)	(15,889)	—	—

Borrowings	476,346	489,709	548,640	553,136

Current liabilities
Amount owed to parent company	1,496	1,629	1,496	1,629

Borrowings	1,496	1,629	1,496	1,629

Total Borrowings	477,842	491,338	550,136	554,765

The senior subordinated notes are unsecured senior obligations of eircom Funding. eircom Limited, eircom Group plc and Valentia Telecommunications guarantee the senior notes on a senior subordinated basis. There are financial penalties involved in any early repayment of these notes and also there are certain limitations on the extent to which the company can repay these notes.

The fair values of borrowings are based on market prices or discounted cash flows where the discount rate reflects the risks inherent in each type of borrowing. The carrying amounts of current liabilities and assets are deemed to approximate their fair value. See Note 12 for the fair value of derivative instruments entered into in relation to these borrowings.

Maturity of financial borrowings

The maturity profile of the carrying amount of the company’s borrowings is set out below.

	Within 1 Year	Between	Between	After 5 Years
		1 & 2 Years	2 & 5 Years		Total
	€’000	€’000	€’000	€’000	€’000
Amount owed to parent company	1,496	1,628	5,800	8,461	17,385
8.25% Senior subordinated notes due 2013 (listed)	—	—	—	477,842	477,842

	1,496	1,628	5,800	486,303	495,227
Debt issue costs	—	—	—	(17,385)	(17,385)

At 31 March 2005	1,496	1,628	5,800	468,918	477,842

Amount owed to parent company	1,629	1,772	6,313	6,174	15,888
8.25% Senior subordinated notes due 2013 (listed)	—	—	—	491,339	491,339

	1,629	1,772	6,313	497,513	507,227
Debt issue costs	—	—	—	(15,889)	(15,889)

At 31 March 2006	1,629	1,772	6,313	481,624	491,338

Interest accrued on borrowings as at 31 March 2006 is included in accruals in Note 13.

The effective interest rates at the balance sheet date were as follows:

	31 March 2005		31 March 2006
	€	US$	€	US$
Senior subordinated notes	8.25%	8.25%	8.25%	8.25%

The weighted average life of the fixed rate debt and swaps is set out in the following table:-

	Weighted Average Residual Maturity in Years of Fixed-Rate
	2005	2006
Underlying debt	8.4	7.4

Swaps: we receive fixed interest	—	—

we pay fixed interest	—	—

Currency

The company’s borrowings are denominated in the following currencies:

	2005	2006
	€’000	€’000
Euro	285,000	285,000
US dollar	192,842	206,338

	477,842	491,338

12. Derivative financial instruments

	31 March 2005		31 March 2006
	Book Value	Fair Value	Book Value	Fair Value
	€’000	€’000	€’000	€’000
Non-current liabilities
Currency swaps	31,756	56,103	38,580	38,580

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability, if the maturity of the hedged item is less than 12 months.

Currency swaps

At 31 March 2006, the company had currency swap contracts of US$ 250 million, euro equivalent €225 million, (2005: US$ 250 million, euro equivalent €225 million) outstanding which are used to cover 100% of our dollar denominated senior subordinated notes (see Note 11). The euro equivalent at 31 March 2006 of US$ 250 million is €206 million (2005: €193 million).

Gains and losses recognised in the cash flow hedging reserve in equity (see Note 15) on forward foreign exchange contracts as of 31 March 2006 will be continuously released to the income statement at various dates until 2013.

13. Trade and other payables

	2005	2006
	€’000	€’000
Current liabilities
Interest accruals	5,092	5,092

14. Share Capital

	2005 Authorised €’000	2005 Allotted & called up €’000	2006 Authorised €’000	2006 Allotted & called up €’000

Ordinary Share Capital
Ordinary Shares of €1 each
Authorised - 40,000 (2005: 40,000)	40		40
Allotted and called up - 10,000 (2005: 10,000)		10		10

	40	10	40	10

There were no alterations to the share capital of the company during the year ended 31 March 2006.

15. Reserves

	Equity share capital	Cash flow hedging reserve	Total equity
	€’000	€’000	€’000
Balance at 1 April 2004	10	—	10

Balance at 31 March 2005	10	—	10

Effect of adoption of IAS 32 & IAS 39	—	(24,347)	(24,347)

Balance at 1 April 2005	10	(24,347)	(24,337)
Cash flow hedges, net of tax	—	4,026	4,026

Balance at 31 March 2006	10	(20,321)	(20,311)

16. Post Balance Sheet Events

Offer update

On 23 May 2006 the Independent Directors of eircom Group plc and the Board of Directors of BCM Ireland Holdings Limited (“BCMIH”) announced that they had reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued ordinary share capital of eircom Group plc not already owned by BCMIH. The Offer is to be effected by means of a Scheme of Arrangement under Section 425 of the UK Companies Act 1985. A Preference Share alternative will also be made available to all Ordinary Shareholders (other than Restricted Overseas Persons).

Under the terms of the Cash Offer, eircom Group plc Ordinary Shareholders (other than BCMIH) will be entitled to receive €2.20 in cash for each eircom Group plc Ordinary Share held.

17. Related party transactions

eircom Group plc is the ultimate parent company and controlling party. The immediate parent company is eircom Funding (Holdings) Limited incorporated in Ireland. The smallest group of undertakings for which group financial statements are drawn up of which the company is a member is that headed by Valentia Telecommunications. The largest group of undertakings for which group financial statements are drawn up of which the company is a member is eircom Group plc. Copies of the group financial statements of eircom Group plc are available at 114 St Stephen’s Green West, Dublin 2.

The following transactions were carried out with related parties:

Loans between related parties

	31 March 2005 €’000	31 March 2006 €’000
Amounts owed to parent company:
Beginning of year	18,851	17,385

Loan repayments during the year	(1,466)	(1,497)

End of year (Note 11)	17,385	15,888

Amounts due from group undertakings:
Beginning of year	5,176	5,091

Interest recognised in income statement	42,346	42,460

Interest received during the year	(42,431)	(42,460)

End of year (Note 9)	5,091	5,091

Advance to parent company:
Beginning of year	509,598	509,598

End of year (Note 8)	509,598	509,598

18. Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the company’s accounting periods beginning on or after 1 April 2006 or later periods but which the company has not early adopted.

The standards, interpretations and amendments relevant to the company are as follows:

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures (effective for annual periods beginning from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The company will apply IFRS 7 and the amendment to IAS 1 in the financial year ended 31 March 2008.

19. Reconciliation to United States Generally Accepted Accounting Principles

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”), which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). These differences are described below together, where appropriate, with an explanation of the method used to determine the adjustments to net profit attributable to ordinary shareholders for the financial years ended 31 March 2005 and 31 March 2006, and shareholder’s equity as at 31 March 2005 and 31 March 2006.

The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net profit attributable to ordinary shareholders amount and the equity shareholders’ funds amount under IFRS to the amounts which would have been reported had U.S. GAAP been applied.

	Notes		Financial Year Ended 31 March 2005 €’000	Financial Year Ended 31 March 2006 €’000
Reconciliation of net income:
Net profit attributable to Company shareholders under IFRS			—	—
U.S. GAAP Adjustments:
Derivative financial instruments	(a	)	(16,969)	2,658
Deferred tax on U.S. GAAP adjustments			2,121	(2,872)

Net loss under U.S. GAAP attributable to ordinary shareholders			(14,848)	(214)

Operating profit			—	—

			As at	As at
	Notes		31 March 2005 €’000	31 March 2006 €’000
Reconciliation of shareholders’ equity:
Equity shareholders’ equity under IFRS			10	(20,311)
U.S. GAAP adjustments:
Derivative financial instruments	(a	)	(22,979)	—
Deferred tax on U.S. GAAP adjustments			2,872	—

Shareholders’ equity under U.S. GAAP			(20,097)	(20,311)

(a) Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). This Statement became effective for the Company on 1 April 2001 and establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all freestanding and many embedded derivatives on the balance sheet at their fair value, regardless of any hedging relationship designation. Derivative instruments must be classified as hedging transactions (either fair-value hedges, cash flow hedges or net investment hedges in a foreign operation) or non-hedging transactions, and the accounting treatment of derivative instruments and hedged items depends on this classification. Changes in the fair value of derivative instruments that do not qualify for, or are not designated in, hedging relationships are recognised immediately in current period earnings when they occur.

The Company elected not to designate any of its derivative financial instruments in hedging relationships as defined by SFAS No. 133. Accordingly, for U.S. GAAP purposes the Company recognises changes in the fair value of derivative financial instruments through current earnings.

Under IFRS, International Accounting Standard 32 “Financial Instruments: Disclosure and Presentation” (“IAS 32”) and International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) address the accounting for, and financial reporting of, financial instruments. IAS 39 requires derivatives to be recognised at fair value and financial liabilities to be recognised at amortised cost. The Company has not availed of the option to fair value financial liabilities. Accounting for the changes in fair value of the derivative depends on the intended usage of the derivative and the resultant designation of the relevant financial instrument. The Company is applying these standards as and from 1 April 2005 and hence the comparatives will not reflect the changes made. The interest rate and foreign exchange derivatives are accounted for at fair value with a corresponding adjustment to the cash flow hedging reserve, as the derivatives held qualify for hedge accounting.

20. Additional Disclosure Requirements Under U.S. GAAP

(a) Taxation

The U.S. GAAP non-current deferred tax asset as at 31 March 2005 of €2.872 million relates to derivative financial instruments. As at 31 March 2006, the directors consider that the deferred tax asset of €2.540 million is not recoverable and consequently it has been full provided for.

(b) Balance Sheet

The balance sheet of the Company prepared under IFRS presents substantially the same information as that presented under U.S. GAAP. However, presentation, classification and the U.S. GAAP reconciling items have a significant effect on the U.S. GAAP balance sheet.

The following summarised balance sheet has been adjusted to reflect the U.S. GAAP reconciling items and is presented and classified in accordance with U.S. GAAP:

	As at	As at
	31 March 2005	31 March 2006
	€’000	€’000
Assets
Current assets	5,102	5,101
Non-current assets	512,470	525,487

Total assets	517,572	530,588

Liabilities and shareholders’ equity
Current liabilities	6,588	6,721
Non-current liabilities	531,081	544,178

Total liabilities	537,669	550,899
Shareholders’ equity	(20,097)	(20,311)

Total liabilities and shareholders’ equity	517,572	530,588